Form 20-F
period 2021-12-31
Patria Investments Ltd
filed 2022-04-28
CIK 1825570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from

to

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
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212)
450-4000
Fax: (212)
450-6858

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A common shares, par value US$0.0001 per share	PAX	The Nasdaq Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares as of December 31, 2021 was 54,247,500 Class A common shares and 92,945,430 Class B common shares.
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
of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒	Non-accelerated Filer	☐

				Emerging growth company	☒
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes  ☐    No  ☒

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to “
real
,” “
reais
,” “Brazilian
real
,” “Brazilian
reais
,” or “R$” are to the Brazilian
real
, the official currency of Brazil. All references to “IFRS” are to International Financial Reporting Standards, as issued by the International Accounting Standards Board, or the IASB.
Financial Statements
Patria was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and changed the jurisdiction of its incorporation to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies.
We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 5 to our audited consolidated financial statements (as defined below), included elsewhere in this annual report, for more information about our and our subsidiaries functional currency. We prepare our annual consolidated financial statements December 31, 2021 and 2020 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the years ended December 31, 2021, 2020 and 2019 is stated in U.S. dollars, our reporting currency. The consolidated financial information of Patria contained in this annual report is derived from its audited consolidated financial statements as of and for the three years ended December 31, 2021, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to Patria consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2021,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
On December 1, 2021, we completed our previously announced combination with Moneda Asset Management SpA, or Moneda, a leading asset manager headquartered in Chile. The transaction created a combined asset manager with US$23.8 billion in assets under management as of December 31, 2021, allowing us to solidify ourselves as one of the leading private equity, infrastructure and credit platforms in Latin America. As a result, we issued 11,045,430 Class B common shares to entities controlled by certain Moneda partners. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Combination with Moneda Asset Management” for additional information. Accordingly, our results of operations and financial condition for the historical periods discussed in this annual report prior to the acquisition of Moneda do not reflect or include the results of operations or any assets or liabilities of Moneda as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the transaction. We began consolidating Moneda and its subsidiaries as from December 1, 2021, and, accordingly, our results of operations and financial condition in future periods may not necessarily be comparable to our results of operations and financial condition for historical periods, including those discussed in this annual report.
As of December 31, 2021, we had a total of 147,192,930 common shares issued and outstanding, and 81,900,000 of these shares are Class B common shares beneficially owned by Patria Holdings, 11,045,430 Class B common shares beneficially owned by entities controlled by certain Moneda partners and an aggregate of 54,247,500 of these shares are Class A common shares beneficially owned by our investors. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

The following chart shows our corporate structure and equity ownership as of December 31, 2021, after giving effect to our corporate reorganization and combination with Moneda. This chart is provided for illustrative purposes only and does not show all of the legal entities:

(1)
11,437,198 Class B common shares of the 81,900,000 Class B common shares beneficially owned by Patria Holdings Limited are held of record by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited.

(2)	References to (A) stand for Class A common shares, (B) stand for Class B common shares, and (*) stand for voting power.
Special Note Regarding
Non-GAAP
Financial Measures
This annual report presents our Fee Related Earnings and Distributable Earnings information, which are
Non-GAAP
measures. A
Non-GAAP
financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.
Fee Related Earnings
Fee Related Earnings, or FRE, is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive, advisory and other ancillary fees, net of related taxes, less personnel and administrative expenses, adjusted for brand amortization, amortization of placement agents and rebate fees, excluding the impacts of equity-based compensation and nonrecurring expenses. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors (comparing actual individual performance in influencing such factors with prior and anticipated performance), but which are not directly based upon revenues. Accordingly, there are no specific revenue amounts that relate to compensation components included in FRE. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they represent a source of revenues that is measured and received on a recurring basis and is not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.

The table below presents more information on our FRE:

	For the Years Ended December 31,
	2021	2020	2019	Change 2021/2020	Change 2020/2019
	(in US$ millions)
Revenue from management fees(1)	144.7	112.9	104.9	31.8	8.0
Revenue from incentive fees	4.9	3.5	18.1	1.4	(14.6)
Revenue from advisory and other ancillary fees	0.7	2.5	1.0	(1.8)	1.5
Taxes on revenue—management fees	(3.6)	(3.1)	(2.9)	(0.5)	(0.2)
Taxes on revenue—incentive fees	(0.2)	(0.4)	(2.1)	0.2	1.7
Taxes on revenue—advisory and other ancillary fees	(0.1)	(0.4)	(0.1)	0.3	(0.3)
Personnel expenses(2)	(79.8)	(27.2)	(36.9)	(52.6)	9.7
Officers’ Fund—long-term benefit plan(3)	2.2	0.4	(1.0)	1.8	1.4
Performance Share Plan(4)	0.8	—	—	0.8	—
Performance fee compensation(5)	30.2	—	—	30.2	—
Carry bonus provision	0.9	—	—	0.9	—
Deferred consideration on acquisition(6)	2.0	—	—	2.0	—
Administrative expenses	(14.4)	(14.6)	(15.7)	0.2	1.1
Brand amortization(7)	0.3	—	—	0.3	—
Amortization of placement agents and rebate fees	(2.5)	(2.3)	(2.3)	(0.2)	—
Fee Related Earnings (FRE )	86.0	71.3	63.0	14.7	8.3

(1)	Increase in management fee revenues from prior year mainly due to an increase in capital deployed by Private Equity Fund VI and management fees for December 2021 from Moneda acquisition.
(2)
Personnel expenses consist of (1) fixed compensation costs comprised of salaries and wages, (2) variable compensation costs comprised of partners’ compensation, rewards and bonuses and employee profit sharing, (3) social security contribution and payroll taxes and (4) other short- and long-term benefits. The increase is due mainly to the change in our compensation structure post-IPO.

(3)	Personnel expenses have been adjusted to remove the Officer’s Fund tracking shares. This amount reflects the valuation change of such tracking shares in the period.
(4)
Personnel expenses have been adjusted to remove the impact from granting rights to the share-based incentive plan introduced. The amount reflects the equity recognized based on expected vesting criteria being met.

(5)
This expense refers to a carried interest share held by a related party (representing our senior managing directors and employees in Patria Brazilian Private Equity III, Ltd.) that gives it the right to up to 35% of the performance fees recognized from PBPE Fund III (Ontario), L.P. As of December 31, 2021, we had a payable balance of US$11.6 million.

(6)
Our acquisition of Moneda included US$58.7 million expected to be paid to former shareholders of Moneda in exchange for future services, which are payable in two installments due December 2, 2023 and December 2, 2024. This expense will be recognized as a compensation expense as the employees render services. For the year ended December 31, 2021, US$2.0 million was recognized as an expense in our income statement.

(7)	This amount refers to the amortization of intangibles (brands) associated with Patria’s acquisition of Moneda.
We believe FRE is useful to investors because it provides additional insight into the operating profitability of our business and our ability to cover direct base compensation and operating expenses from total fee revenues. FRE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of income before income tax. See “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
Financial Measures and Reconciliations—Fee Related Earnings (FRE)” for our reconciliation of FRE.
Distributable Earnings
Distributable Earnings, or “DE,” is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) adjusted for IPO related expenses and non-recurring
transaction costs. DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
Financial Measures and Reconciliations—Distributable Earnings (DE)” for our reconciliation of DE.

The following table presents more information on our DE:

	For the Years Ended December 31,
	2021	2020	2019	Change 2021/2020	Change 2020/2019
	(in US$ millions)
Fee Related Earnings (FRE)	86.0	71.3	63.0	14.7	8.3

Revenue from performance fees	89.3	—	4.8	89.3	(4.8)
Taxes on revenue—performance fees	(0.2)	—	(0.5)	(0.2)	0.5
Performance fee compensation	(30.2)	—	—	(30.2)	—
Carry bonus provision	(0.9)	—	—	(0.9)	—
Other income/(expenses)	(12.5)	(2.0)	0.1	(10.5)	(2.1)
IPO expenses and non-recurring transaction costs	11.8	2.1	—	9.7	2.1
Net financial income/(expense)	(0.3)	(0.2)	(0.2)	(0.1)	0.0
Current income tax expense	(1.7)	(0.9)	(3.8)	(0.8)	2.9

Distributable Earnings (DE)	141.3	70.3	63.4	71.0	6.9

FRE and DE are measures of profitability and have certain limitations in that they do not take into consideration certain items included under IFRS. Such measures may not be comparable to similarly titled measures used by other companies and is not a measure of performance calculated in accordance with IFRS. FRE and DE should not be considered in isolation or as a substitute for net income or other income data prepared in accordance with IFRS. The use of such measures without consideration of related IFRS measures is not adequate due to the adjustments described above. Our management compensates for these limitations by using FRE and DE as supplemental measures to IFRS results, to provide a more complete understanding of our performance as management measures it. A reconciliation of FRE and DE to their respective most directly comparable IFRS measure of income before income taxes provision can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
Financial Measures and Reconciliations.”
Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance
Assets Under Management, or AUM, refers to the total capital funds managed by us plus
the investments directly made by others in the invested companies when offered by us as co-investments.
In general lines, our AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments;
and (ii) unfunded capital, which is the difference between committed and called capital. The Net Asset Value, or “NAV,” equals total assets minus total liabilities. Committed capital corresponds to the amount which investors have agreed to contribute to an investment fund. Called capital corresponds to the portion of the committed capital called by the fund to make investments or cover expenses, such as management fees.
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
Our Net Accrued Performance Fees balance, as of the reporting date, reflects the amount Patria would receive as realized performance fees net of related compensation if all eligible funds were fully divested at their marks/valuations at the same reporting date.
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain financial services industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and financial services industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the financial services industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Securities and Exchange Commission (
Comissão de Valores Mobiliários
), or “CVM,” the Brazilian Institute for Geography and Statistics (
Instituto Brasileiro de Geografia e Estatística
)” the “IBGE,” the Brazilian Power Research Company (
Empresa de Pesquisa Energetica
), the Brazilian Association of Food Industries (
Associação Brasileira da Indústria de Alimentos
), the Bank for International Settlements, DERA/SEC, the Center for Advanced Studies on Applied Economics (
Centro de Estudos Avançados em Economia Aplicada
), or “CEPEA,” the Luiz de Queiroz Agriculture College (
Escola Superior de Agricultura Luiz de Queiroz
), or “ESALQ,” the Federal Reserve, the International Monetary Fund, the Brazilian Superintendence of Private Insurance (
Superintendência de Seguros Privados
), or “SUSEP,” the Organization for Economic
Co-operation
and Development, or “OECD,” the World Bank, as well as private sources, such as the Alternative Credit Council, the Brazilian stock exchange (
B3 S.A.—Brasil, Bolsa,
Balcão
), or “B3,” Bain & Company, Boston Consulting Group, or “BCG,” Brian & Company, CAIA Association, Cambridge Associates, Campden Wealth, the Economist Intelligence Unit, or “EIU,” Ernst & Young, or “EY,” the Financial Times newspaper, Greenhill, Hamilton Lane, ILOS—Logistics and Supply Chain Specialists, KPMG, McKinsey, Morningstar, Morgan Stanley, Oliver Wyman, Platform research, Preqin, PricewaterhouseCoopers, or “PwC,” Reuters, The Bertelsmann Stiftung’s Transformation Index, or “BTI,” the Brazilian Private Equity and Venture Capital Association (
Associação Brasileira de Private Equity e Venture Capital
), or “ABVCAP,” the Brazilian Financial and Capital Markets Association (
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais
), or “ANBIMA,” the Brazilian Association of Pension Funds (
Associação Brasileira das Entidades Fechadas de Previdência Complementar
), or “ABRAPP,” the Brazilian Economic Institute of Fundação Getulio Vargas (
Instituto Brasileiro de Economia da Fundação Getulio Vargas
), or “FGV/IBRE,” among others.
Market data used throughout this annual report is based on management’s knowledge of the industry and the good faith estimates of management. All of management’s estimates presented are based on industry sources, including analyst reports and management’s knowledge. We also relied, to the extent available, upon management’s review of independent industry surveys and publications prepared by a number of sources and other publicly available information. We are responsible for all of the disclosure in this annual report, and we believe that each of the publications, studies and surveys used throughout this annual report are prepared by reputable sources and are generally reliable, though we have not independently verified market and industry data from third-party sources. None of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. We have not sought or obtained the consent of any of these sources to include such market data in this annual report. All of the market data used in this annual report involves a number of assumptions and limitations and therefore is inherently uncertain and imprecise, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Item 3. Key Information—D. Risk Factors” in this annual report. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:

•
the impact of the
COVID-19
outbreak on general economic and business conditions in Brazil, Chile, Latin America and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak;

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

•	fluctuations in exchange rates, interest and inflation in Latin America and any other countries we may serve in the future;

•	our ability to find suitable assets for investment;

•	our ability to manage operations at our current size or manage growth effectively;

•	our ability to successfully expand in Latin America and other new markets;

•	the fact that we will rely on our operating subsidiaries to provide us with distributions to fund our operating activities, which could be limited by law, regulation or otherwise;

•	our ability to arrange financing and maintain sufficient levels of cash flow to implement our expansion plan;

•	our ability to adapt to technological changes in the financial services sector;

•	the availability of qualified personnel and the ability to retain such personnel;

•	our capitalization and our funds’ and portfolio companies’ level of indebtedness;

•	the interests of our controlling shareholders;

•	changes in the laws and regulations applicable to the private investment market in Brazil, Chile and in the other countries we operate;

•	risk associated with our international operations;

•	our ability to compete and conduct our business in the future;

•	changes in our businesses;

•	government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•	our ability to effectively market and maintain a positive brand image;

•	the availability and effective operation of management information systems and other technology;

•	our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;

•	changes in client demands and preferences and technological advances, and our ability to innovate to respond to such changes;

•	our ability to attract and maintain the services of our senior management and key employees;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management
Not applicable.

B.	Advisers
Not applicable.

C.	Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer Statistics
Not applicable.

B.	Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

•
The global outbreak of the novel coronavirus, or
“COVID-19,”
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

Certain Factors Relating to Latin America

•
Governments have a high degree of influence in Brazil, Chile and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil, Chile and other Latin American countries could harm us and the trading price of our Class A common shares. Recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares.

•
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil and the other countries in which we operate and the trading price of our Class A common shares. Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, Chile and other Latin American countries, such as our Class A common shares.

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

•
Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in which we operate, and as a result, harm our business and the trading price of our Class A common shares. In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the abilities of their governments to create conditions that stimulate or maintain economic growth.

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

Certain Factors Relating to Our Class A Common Shares

•
Patria Holdings owns the majority of our issued and outstanding Class B common shares, which represents approximately 83.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.

•
The dual class structure of our share capital has the effect of concentrating voting control with Patria Holdings; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one
voting ratio between our Class B and Class A common shares, Patria Holdings, the beneficial owner of the majority of our Class B common shares, controls the voting power of our common shares and therefore will be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.

•
We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the Company and, separately, a duty of care, diligence and skill to the Company.

Certain Factors Relating to Our Business and Industry
The global outbreak of the novel coronavirus, or
“COVID-19,”
has caused severe disruptions in Latin America and global economies and is adversely impacting, and may continue to adversely impact, our performance and results of operations.
The global outbreak of
COVID-19
has spread across Latin America. The World Health Organization has designated
COVID-19
as a pandemic, and numerous countries, including the United States, have declared national emergencies. The global impact of the outbreak continues to rapidly evolve, and many countries have instituted quarantines, restrictions on travel, closed financial markets and/or restricted trading, and closed or limited hours of operations of nonessential businesses. Such actions are creating severe economic contraction and adversely impacting many industries. The International Monetary Fund stated that it is very likely that this year the global economy will experience its worst recession since the Great Depression. While a number of countries, as well as certain states in the United States, have begun to lift the public health restrictions with a view to reopening their economies, recurring
COVID-19
outbreaks could lead to the
re-introduction
of such restrictions. Moreover, even where restrictions have been lifted, self-imposed social distancing and isolation measures may continue for a more prolonged period due to public fears in the absence of effective treatments or a vaccine. Accordingly, it remains to be seen how quickly economic activity will resume even in economies where public health restrictions are lifted. Brazil and Chile have also begun opening its borders, enabling foreigners that have already been vaccinated to enter the country. The vaccination programs have contributed to the slowing down of the spread of
COVID-19
and have enabled the Brazilian and Chilean economy to begin recovery. However, as new variants of the
COVID-19
virus spread throughout the world, the long-term ramifications of the
COVID-19
pandemic are highly uncertain, and it is hard to predict the duration of the pandemic and its effects on the global, Brazilian and Chilean economies and on our business.

The
COVID-19
pandemic has already impacted, and will continue to impact, our business, financial condition, results of operations, liquidity and prospects materially. The pandemic is also exacerbating many of the risks described in this annual report. We expect, at least in the near term, to continue to experience a slowdown in capital raising, capital deployment and realization activity. Adverse impacts on our business as a result of the
COVID-19
pandemic include, but are not limited to:

•
Performance Revenues and Incentive Fees
. Our ability to realize value from our investments may be adversely impacted by decreased portfolio company revenues and earnings, lack of potential buyers with financial resources to pursue an acquisition, or limited access to the equity capital markets. Limited opportunities for realizing gains could also delay or eliminate receipt of performance revenues as preferred return thresholds become harder to achieve over time. Primarily as a result of the negative impact of the
COVID-19
pandemic on our portfolio companies due to the depreciation of the real
against the U.S. dollar, our net accrued performance fee balance, which measures our current total expectation of cash inflow from performance fee related to our operational funds by the end of each period, decreased from US$292 million as of December 31, 2019 to US$276 million as of December 31, 2020. As of December 31, 2021 our net accrued performance fee balance was US$348 million.

•
Management Fees
. The
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

•
Investment Performance
. Some of our investments are in industries that are materially impacted by
COVID-19
and related public health restrictions. If the disruptions caused by
COVID-19
continue, the businesses of impacted portfolio companies could suffer materially, which would decrease the value of our funds’ investments, most of which are in local currency, which were severely depreciated with the pandemic. Furthermore, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the fund’s investment in such portfolio company and a significant negative impact to the investment fund’s performance and consequently to our operating results and cash flow, as well as to our reputation.

•
Liquidity
. Our portfolio companies are also facing or may face in the future increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams, and limited access or higher cost of financing, which may result in potential impairment of our or our funds’ equity investments. Changes in the debt financing markets are impacting, or, if the volatility in financial market continues, may in the future impact, the ability of our portfolio companies to meet their respective financial obligations. In addition, borrowers of loans, notes and other credit instruments in our credit funds’ portfolios may be unable to meet their principal or interest payment obligations or satisfy financial covenants, and tenants leasing real estate properties owned by our funds may not be able to pay rents in a timely manner or at all, or request a discount in rent payments or renegotiation of terms of lease agreements, resulting in a decrease in value of our funds’ credit and real estate investments and lower than expected return. In addition, for variable rate instruments, lower reference rates resulting from lower interest rates in response to
COVID-19
could lead to lower interest income for our credit funds. Further, dislocation and contraction of short-term liquidity in the credit markets has impacted, and if sustained will likely continue to impact, the value of credit assets held by our real estate debt and credit funds, such funds’ ability to sell assets at attractive prices or in a timely manner in order to avoid losses and the likelihood of margin calls. In addition, a sudden contraction of liquidity in the credit markets, including as a result of overwhelming desire for liquidity on the part of market participants, is likely to exacerbate the likelihood of forced sales of assets and margins calls, which would result in further declines in the value of assets.

•
Operational Risks
. An extended period of remote working by our employees could introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit the
COVID-19
pandemic. In addition, third-party service providers on whom we have become increasingly reliant for certain aspects of our business, including for the administration of certain funds, as well as for certain information systems and technology could be impacted by an inability to perform due to
COVID-19
restrictions or by failures of, or attacks on, their information systems and technology.

•
Employee-Related Risks
.
COVID-19
presents a significant threat to our employees’ well-being. Our key employees or executive officers may become sick or otherwise unable to perform their duties for an extended period of time. In addition, extended public health restrictions and remote working arrangements may impact employee morale and productivity. In addition to any potential impact of such extended illness on our operations, we may be exposed to the risk of litigation by our employees against us for, among other things, failure to take adequate steps to protect their well-being, particularly in the event they become sick after a return to the office. The negative impact on net accrued performance that occurred as a result of
COVID-19
pandemic on portfolio companies and the depreciation of the
real
against the U.S. dollar could have a negative impact on employee motivation and retention.

The
COVID-19
pandemic is expected to have a significant effect on demand across industries in 2022 (as was the case in 2021 and 2020), given the emergence of novel strains and variants across the world as well as continuing difficulties in the rollout of vaccination programs worldwide. Business operations across Asia, Europe and the United States have been and continue to be affected by factory disruptions and closures, quarantined workers and shortages of components, with a direct impact on the availability of goods and services. Moreover, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Restrictions will likely remain in place, suppressing activity, if the contagion does not subside. These disruptions to global supply chains could impact businesses generally and weaken demand from consumers of our portfolio companies. The effects cannot be foreseen and weak macroeconomic conditions are expected to continue in 2022.
Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition.
Our business is materially affected by financial market and economic conditions and events throughout the world—particularly in Brazil, Chile and other Latin American countries—that are outside our control. We may not be able to or may choose not to manage our exposure to these conditions and/or events. Such conditions and/or events can adversely affect our business in many ways, including by reducing the ability of our funds to raise or deploy capital, reducing the value or performance of the investments made by our funds and making it more difficult to fund opportunities for our funds to exist and realize value from existing investment. This could in turn materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. In addition, in the face of a difficult market or economic environment, we may need to reduce our fixed costs and other expenses in order to maintain profitability, including by cutting back or eliminating the use of certain services or service providers, or terminating the employment of a significant number of our personnel that, in each case, could be important to our business and without which our operating results could be adversely affected. A failure to manage or reduce our costs and other expenses within a time frame sufficient to match any decrease in profitability would adversely affect our operating performance.
Turmoil in the global financial markets can provoke significant volatility of equity and debt securities prices, such as a result of the recent
COVID-19
pandemic. This can have a material and rapid impact on our
mark-to-market
valuations, particularly with respect to our public holdings and credit investments. As publicly traded equity securities may represent a proportion of the assets of many of our carry funds, stock market volatility, including a sharp decline in the stock market, such as the one experienced in the fourth quarter of 2018 and the one experienced in early 2020, may adversely affect our results, including our revenues and net income. In addition, our public equity holdings have at times been concentrated in a few positions, thereby making our unrealized mark-to-market
valuations particularly sensitive to sharp changes in the price of any of these positions. Further, although the equity markets are not the only means by which we exit investments, should we experience another period of challenging equity markets, our funds may experience increased difficulty in realizing value from investments.

Geopolitical concerns and other global events, including, without limitation, trade conflict, national and international political circumstances (including wars, terrorist acts or security operations) and pandemics, such as the recent
COVID-19
pandemic, or other severe public health events, have contributed and may continue to contribute to volatility in global equity and debt markets. 2021 was a year of significant geopolitical concerns, including, among other things, continued trade tensions, most notably between China and the U.S., resulting from the implementation of tariffs by the U.S. and retaliatory tariffs by other countries on the U.S., continued tensions with North Korea over its ballistic missile testing and nuclear programs, ongoing hostilities in the Middle East and the possibility of their escalation, political tension and uncertainty in Latin America, continued uncertainty regarding the U.K.’s withdrawal from the European Union and impeachment proceedings of President Trump in the United States. Such concerns have contributed and may continue to contribute to volatility in global equity and debt markets.
Chile has considerable economic ties with China, the United States and Europe. In 2021, approximately 38.2% of Chile’s exports went to China, mainly copper. China’s economy has grown at a strong pace in recent times, but a slowdown in economic activity in China may affect Chile’s GDP and export growth as well as the price of copper, which is Chile’s main export. Chile exported approximately 15.9% of total exports to the United States and 11.7% to Europe in 2021. Chile was also recently involved in international litigation with Bolivia regarding maritime borders. We cannot assure you that crises and political uncertainty in other Latin American countries will not have an adverse effect on Chile, the price of our securities or our business.
The outbreak of the novel coronavirus in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has been rapidly evolving, and, as cases of the virus have continued to be identified in additional countries, many countries have reacted by instituting quarantines and restrictions on travel. Such actions continue to create disruption in global supply chains, and adversely impact a number of industries, such as transportation, hospitality and entertainment. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation preclude any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to our and our funds’ performance and financial results.
In addition to the factors described above, other factors described herein may affect market, economic and geopolitical conditions, and thereby adversely affect our business include, without limitation:

•	economic slowdown in Brazil, Chile and internationally;

•	changes in interest rates and/or a lack of availability of credit in Brazil, Chile and internationally;

•	commodity price volatility;

•	foreign exchange volatility;

•	public health crises, such as the ongoing COVID-19 pandemic; and

•	changes in law and/or regulation, and uncertainty regarding government and regulatory policy.

A period of economic slowdown, which may be across one or more industries, sectors or geographies, could contribute to adverse operating performance for certain of our funds’ investments, which would adversely affect our operating results and cash flows.
We have experienced buoyant markets and positive economic conditions in certain markets. Although such conditions have increasingly made it more difficult and competitive to find suitable capital deployment opportunities for our funds, they may also contribute to positive operating performance at our funds’ portfolio companies. To the extent global markets enter a period of slower growth relative to recent years, such period of economic slowdown (which may be across one or more industries, sectors or geographies), may contribute to poor financial results at our funds’ portfolio companies, which may result in lower investment returns for our funds. For example, periods of economic weakness have in the past and may in the future contribute to a decline in commodity prices and/or volatility in the oil and natural gas markets, each of which would have an adverse effect on our energy investments. The performance of our funds’ portfolio companies would also likely be negatively impacted if pressure on wages and other inputs increasingly pressure profit margins. To the extent the performance of those portfolio companies (as well as valuation multiples) does not improve, our funds may sell those assets at values that are less than we projected or even a loss, thereby significantly affecting those investment funds’ performance. In addition, as the governing agreements of our funds contain only limited requirements regarding diversification of fund investments (by, for example, sector or geographic region), during periods of economic slowdown in certain sectors or regions, the impact on our funds may be exacerbated by concentration of investments in such sector or region. As a result, our ability to raise new funds, as well as our operating results and cash flows could be adversely affected.
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
The ongoing military conflict between Russia and Ukraine may have repercussions on the world’s geopolitical and economic scenarios.
The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the U.K., the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or “NATO.” Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the U.K., the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets, limiting its ability to access its dollar reserves, the U.S., the EU and the U.K. have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth funds, selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the U.K. include major Russian banks from the U.K. financial system, stopping them from accessing sterling and clearing payments, preventing major Russian companies and the country from raising finances or borrowing money on the U.K. markets, and establishing limits on deposits Russians can make at U.K. banks. The U.S., the EU and the U.K. adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze their assets.
While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the
COVID-19
pandemic. Particularly, these effects could result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for financing and investing activities across industries.
Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the region, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects.

As a company that operates globally, the adverse effects—global or localized—of the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the U.K., the EU or others, could materially affect our operations, expansion plans, and ultimately our results.
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
Our profit margins and net income are dependent in significant part on our ability to maintain current fee levels for the products and services that our asset managers offer, and in particular, on our funds’ receipt of asset and performance-based fees, which may vary substantially from year to year. There has been a trend toward lower fees in many segments of the asset management industry, there is fee pressure in many portions of the active equity and fixed income industry, driven in part by inflows into low-fee
passive asset management products, and we face continued market pressure with respect to fee levels for many products. In addition, in the ordinary course of our business, we may, in our sole discretion, decrease the percentage or amount of fees paid by our funds directly or indirectly to us, and may also fully waive the payment of such fees, or limit total expenses, on certain products or services for a determined period of time or until the maturity of our funds, to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Although we have no obligation to modify any of our fees with respect to our existing funds, we have experienced and may continue to experience pressure to do so. More recently, institutional investors have been increasing pressure to reduce management and investment fees charged by external managers, whether through direct reductions, deferrals, rebates or other means. In addition, we may be asked by investors to waive or defer fees for various reasons, including during economic downturns or as a result of poor performance of our funds. No assurances can be given that we will be able to maintain our current fee structure. Competition could lead to our asset managers reducing the fees that they charge their clients for products and services. See “—The asset management business is subject to substantial and increasingly intense competition.” In addition, our asset managers may be required to reduce their fee levels, or restructure the fees they charge, because of, among other things, regulatory initiatives or proceedings that are either industry-wide or specifically targeted, or court decisions. A reduction in the fees that our asset managers charge for their products and services will reduce our revenues and could reduce our net income. These factors also could inhibit our ability to increase fees for certain products.
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

If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or if the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues. In addition, rising interest rates, coupled with periods of significant equity and credit market volatility may potentially make it more difficult for us to find attractive opportunities for our funds to exit and realize value from their existing investments.
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
We depend on our key senior managing directors, and the loss of their services would have a material adverse effect on our business, results of operations and financial condition.
We depend on the efforts, skill, reputations and business contacts of our key senior managing directors, the information and deal flow they generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by our professionals. Accordingly, our success will depend on the continued service of these individuals, who are not obligated to remain employed with us. Some key senior managing directors have left the firm in the past and others may do so in the future, and we cannot predict the impact that the departure of any key senior managing director will have on our ability to achieve our investment objectives. For example, the governing agreements of many of our funds, such as limited partnership agreements and private placement memoranda, generally provide investors with the ability to terminate the investment period in the event that certain “key persons” in the fund do not provide the specified time commitment to the fund or our firm ceases to control the general partner. The loss of the services of any key senior managing directors could have a material adverse effect on our revenues, net income and cash flows and could harm our ability to maintain or grow assets under management in existing funds or raise additional funds in the future. We have historically relied in part on the interests of these professionals in the investment funds’ performance fees and incentive fees to discourage them from leaving the firm. The negative impact on net accrued performance that occurred as a result of the
COVID-19
pandemic on portfolio companies and the depreciation of the
real
against the U.S. dollar could have a negative impact on employee motivation and retention. Therefore, to the extent our investment funds perform poorly, thereby reducing the potential for performance fees and incentive fees, their interests in performance fees and incentive fees become less valuable to them and become less effective as incentives for them to continue to be employed at Patria.
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
The asset management business is increasingly subject to intense competition from a variety of local and international players, based on a variety of factors, including investment performance, the quality of service provided to clients, investor liquidity and willingness to invest, fund terms (including fees), brand recognition and business reputation. Furthermore, client attrition could cause our revenues to decline and the degradation of the quality of the products and services we offer, including support services, could adversely impact our ability to attract and retain clients and partners. Our asset management business competes with a number of private equity funds, specialized investment funds, hedge funds, funds of hedge funds and other sponsors’ managing pools of capital, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds), and we expect that competition will continue to increase. For example, certain traditional asset managers have developed their own private equity platforms and are marketing other asset allocation strategies as alternatives to fund investments. Additionally, developments in financial technology, or fintech, such as distributed ledger technology, or blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors serve to increase our competitive risks:

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
Our plan, to the extent that market conditions permit, is to continue to grow our investment businesses and expand into new investment strategies, geographic markets and businesses. Our organizational documents do not limit us to investment management businesses. Accordingly, we have pursued and may continue to pursue growth through acquisitions of asset managers and other investment management companies, acquisitions of critical business partners, or other strategic initiatives. To the extent we make strategic investments or acquisitions, undertake other strategic initiatives or enter into a new line of business, we will face numerous risks and uncertainties, including risks associated with (1) the required investment of capital and other resources, (2) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, (3) the diversion of management’s attention from our core businesses, (4) assumption of liabilities in any acquired business, (5) the disruption of our ongoing businesses, (6) the increasing demands on or issues related to the combining or integrating operational and management systems and controls, (7) compliance with additional regulatory requirements and (8) the broadening of our geographic footprint, including the risks associated with conducting operations in several jurisdictions.
Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation, including tax and regulatory risk. For example, we have increasingly undertaken business initiatives to offer credit funds, constructivist funds (investment in public equity applying the private equity modus operandi) funds and publicly-traded real estate funds (known in Brazil as a
Fundo de Investimento Imobiliário
, or “FII”) and to increase the number and type of investment products we offer to family offices and high net worth individuals. These activities have and will continue to impose additional compliance burdens on us and could also subject us to enhanced regulatory scrutiny and expose us to greater reputation and litigation risks. In addition, if a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations or to successfully overcome the challenges we may face in expanding into new geographic regions in Latin America, our results of operations will be adversely affected. Our strategic initiatives may include, among other things, initiatives seeking to expand our and our portfolio companies’ management capabilities, which require a robust legal and compliance framework, and entry into joint ventures, which may require us to be dependent on, and subject us to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

We may not be successful in expanding our operations in Latin America, which could adversely affect our business, results of operations and financial condition.
We currently operate and may operate in the future in regions and countries in Latin America where we have little or no experience, and we may not be able to expand our investment activities in these markets successfully. As we expand our operations into Latin American markets, including new geographies, we may have difficulty adapting to unknown circumstances and conditions. We may seek to expand our operations in Latin America, including new geographies, through acquisitions of asset managers and other investment management companies in the region, which may be financed using a portion of the proceeds of our initial public offering or through other sources of financing. In order to remain competitive, we must be proactive and prepared to implement necessary resources when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. Local regulatory environments may vary widely in terms of scope, adequacy and sophistication. We may also encounter other risks of doing business in Latin America, including: (1) difficulties and costs associated with complying with a variety of complex domestic and foreign laws, regulations and treaties; (2) changes in legislative or regulatory requirements; (3) price and currency exchange controls; (4) political instability, including nationalization and expropriation; (5) trade restrictions, including timing delays associated with customs procedures, tariffs and import or export licensing requirements; (6) taxes; and (7) difficulties in enforcing our intellectual property rights. We cannot assure you that the political, fiscal or legal regimes in the countries in which we operate or expect to operate, will not increase our compliance costs or otherwise adversely affect our geographic expansion efforts, which may harm our results of operations or financial conditions. See “—We expect to continue to make investments in companies that are based in Latin America, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.” No assurance can be provided that we will be able to obtain capital resources to fund our expansion strategy on acceptable terms or at all. If we are not successful in implementing or funding our expansion strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.
If we are unable to consummate or successfully integrate additional development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.
Our growth strategy is based, in part, on the selective development or acquisition of asset management portfolios, businesses or other businesses complementary to our business where we think we can add substantial value or generate substantial returns in Brazil, Chile and in certain countries of Latin America. The success of this strategy will depend on, among other things: (1) the availability of suitable opportunities, (2) the level of competition from other companies that may have greater financial resources, (3) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (4) our ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays and (5) our ability to identify and enter into mutually beneficial relationships with venture partners. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new businesses. If we are not successful in implementing our growth strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.
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

Nonresident investors may enjoy certain tax benefits for investing in private equity funds in Brazil (under Brazilian Law No. 11,312/06) that may not be maintained if changes in tax rules occur or an adverse interpretation of such laws by tax authorities and/or courts prevails. In recent years, the Brazilian Federal Revenue Service has been reviewing its interpretation and questioning the commonly used investment structures utilized for private equity investments in Brazil by nonresident investors and, in certain cases, has initiated tax claims related to the alleged failure to withhold income taxes due to the non-compliance
with requirements of the tax benefits. If the law establishing such tax benefits is not maintained or an adverse interpretation by tax authorities and/or courts regarding such benefits prevails, our after-tax
returns could be adversely affected, which might affect our ability to raise capital, capital return and consequently affect our prospects and results of operations.
There can be no assurance that we will not be a passive foreign investment company, or “PFIC,” for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a PFIC for any taxable year in which either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, gains from the sale or exchange of property that gives rise to such income, gains from the sale of partnership interests and gains from transactions in commodities. We do not believe we were a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS” will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2022 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
If we were a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”) held our Class A common shares (assuming such U.S. Holder has not made and maintained a timely election described under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations for U.S. Holders”), gain recognized by the U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amounts. Further, to the extent that any distributions received by a U.S. Holder on its Class A common shares during a taxable year exceed 125% of the average of the annual distributions on such Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, those distributions would be subject to taxation in the same manner as gain. U.S. Holders should consult their tax advisors concerning our potential PFIC status and the potential application of the PFIC rules.
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

There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because, as an alternative asset management firm, we hold a significant amount of confidential and sensitive information about our investors, our portfolio companies and potential investments. As a result, we may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques change frequently or are not recognized until successful. If our systems are compromised, do not operate properly or are disabled, or if we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our businesses, liability to our investment funds and fund investors, regulatory intervention or reputational damage. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.
In addition, we could also suffer losses in connection with updates to, or the failure to timely update, our information systems and technology. In addition, we have become increasingly reliant on third-party service providers for certain aspects of our business, including for the administration of certain funds, as well as for certain key market information and data, information systems, technology, processing and supporting functions, including cloud-based services. These third-party service providers could also face ongoing cyber security threats and compromises of their systems and as a result, unauthorized individuals could gain, and in some past instances have gained, access to certain confidential data.
Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples the General Data Protection Regulation, or “GDPR,” in the European Union that went into effect in May 2018 and the Brazilian Data Protection Act (
Lei Geral de Proteção de Dados
), or “LGPD,” that went into effect in September 2020. See “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.” Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.
Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our employees’ or our fund investors’ or counterparties’ confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our employees’, our fund investors’, our counterparties’ or third-parties’ business and operations, which could result in significant financial losses, increased costs, liability to our fund investors and other counterparties, regulatory intervention and reputational damage. Furthermore, if we fail to comply with the relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely matter, it could result in regulatory investigations and penalties, which could lead to negative publicity and reputational harm and may cause our fund investors and clients to lose confidence in the effectiveness of our security measures.
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
Finally, our technology, data and intellectual property and the technology, data and intellectual property of our portfolio companies are also subject to a heightened risk of theft or compromise given that we and our portfolio companies engage in operations in Latin America, in particular in jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how
and customer information and records, as compared to the United States. In addition, we and our portfolio companies may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in certain jurisdictions. Any such direct or indirect compromise of these assets could have a material adverse impact on us and our portfolio companies.

We may not be able to successfully manage our intellectual property and may be subject to infringement claims.
We rely on a combination of contractual rights, trademarks, trade secrets, copyrights, domain names and software to establish and protect our business. Third parties may challenge, invalidate, circumvent, infringe or misappropriate our intellectual property, including at the administrative or judicial level, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, the discontinuance of certain service offerings or other competitive and operational harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties.
Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how,
which is expensive, could cause a diversion of resources and may not prove successful. It is not possible to guarantee that non-disclosure
and confidentiality agreements, or invention assignment agreements, have been concluded with all parties who may have or have had access to our trade secrets or proprietary information, or who have otherwise participated in the development of our intellectual property assets. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (
Instituto Nacional da Propriedade Industrial)
, or the “INPI” or authorities in other relevant jurisdictions. In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, as well as claim that our use of such marks infringes their intellectual property rights, which could adversely affect our business.
Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
We and our portfolio companies are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information, or “PII,” and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Cayman Islands Data Protection Act and Brazilian laws such as the LGPD, a comprehensive personal data protection law establishing general principles and obligations that applies across multiple economic sectors and contractual relationships and Brazilian bank secrecy laws, as well as obligations relating to data collection and privacy laws in jurisdictions in which we operate, including, for example, the GDPR in Europe, Dubai, and the Hong Kong Personal Data (Privacy) Ordinance.
The LGPD applies to individuals or legal entities, private or government entities, who process or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD established detailed rules for processing personal data, which include the collection, use, transfer and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Based on the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new environment.
As of the LGPD effective date (i.e. September 2020), all processing agents/legal entities are required to adapt their data processing activities to comply with this new environment. We have implemented changes with respect to our policies and procedures designed to ensure our compliance with the relevant requirements under the LGPD.

The penalties and fines for violations of the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50.0 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month
period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, and/or partial or complete prohibition of processing activities; (4) a fine of up to 2% of gross sales of the company or a group of companies in the maximum amount of R$50.0 million per violation; and (5) the mandatory public disclosure of the infraction after it is duly evaluated and its occurrence confirmed. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (
Autoridade Nacional de Proteção de Dados
), or “ANPD,” the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above.
Global laws relating to foreign data collection and privacy are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in Brazil, Chile and internationally.
While we have taken various measures and made significant efforts and investment to ensure that our policies, processes and systems are both robust and in compliance with these obligations, our potential liability remains, particularly given the continued and rapid development of privacy laws and regulations around the world, and increased enforcement action. Any inability, or perceived inability, by us or our portfolio companies to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory and third-party liability, increased costs, disruption of our and our portfolio companies’ business and operations, and a loss of client (including investor) confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us and our portfolio companies to comply with such laws and regulations continue to increase and become a significant compliance work stream.
Our operations are highly dependent on the information system and technology infrastructure that supports our business and on a number of external service providers for certain key market information and data, technology, processing and supporting functions.
We depend on our offices in George Town, Cayman Islands, São Paulo, Brazil and Santiago, Chile, where most of our personnel are located, for the continued operation of our business. A disaster or a disruption in the infrastructure that supports our businesses, as a result of a cybersecurity incident or otherwise, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery and business continuity programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards may not be sufficient to cover all claims and might only partially reimburse us for our losses, if at all.
Our operations are highly dependent on our information systems and technology and, we rely heavily on our financial, accounting, communications and other data processing systems, each of which may require update and enhancement as we grow our business. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level. Such a failure to adapt to or accommodate growth, or an increase in costs related to such information systems, could have a material adverse effect on us.

In addition, we have become increasingly reliant on third-party service providers for certain aspects of our business, including for the administration of certain funds, as well as for key market information and data, technology, processing and supporting functions, including cloud-based services. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. Any interruption or deterioration in the performance of these third parties or failures or compromises of their information systems and technology could impair the operations of us and our funds and adversely affect our reputation and businesses. See “—Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions and/or lawsuits, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations” and “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.”
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
Moreover, the financial services industry in recent years has been the subject of heightened scrutiny, and U.S. and Brazilian regulators have specifically focused on private equity. In that connection, in recent years the SEC’s stated examination priorities have included, among other things, private equity firms’ disclosure and collection of fees and allocation of expenses, their marketing and valuation practices, allocation of investment opportunities, prevention of insider trading, and policies and procedures with respect to conflicts of interest and compliance measures customized to the actual circumstances. We regularly are subject to requests for information and informal or formal investigations by the Brazilian Securities and Exchange Commission (
Comissão de Valores Mobiliários
), or “CVM,” and other regulatory authorities related to the other jurisdictions in which we operate, as well as the Brazilian internal revenue service (
Receita Federal do Brasil
) and other tax revenue agencies, as well as self-regulating authorities, such as the Brazilian Financial and Capital Markets Association (
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais
), or “ANBIMA” and the Brazilian Private Equity and Venture Capital Association (
Associação Brasileira de Private Equity e Venture Capital
), or ABVCAP, with which we routinely cooperate, and which have included review of historical practices that were previously examined. Such investigations have previously and may in the future result in deficiency letters, penalties and other sanctions.
We are currently subject to a comprehensive regulatory regime and the ongoing requirements related to our registration as asset managers and administrators in Brazil with the CVM as well as in Chile with (1) the Financial Markets Commission (
Comisión Para el Mercado Financiero
)
,
or “CMF,” both for Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa Ltda.; (2) the U.S. Securities and Exchange Commission, for Moneda USA, Inc. and (3) the Financial Services Commission of the British Virgin Islands, for Moneda International Inc. We have also obtained our registration as a distributor of certain securities with the CVM, which may result in additional liability and operational requirements. There is significant uncertainty regarding the allocation of responsibilities and functions performed by asset managers, administrators and distributors under Brazilian law and related rules and regulations.
Actions and initiatives by the CVM, the CMF or other regulators can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our or our personnel’s activities, or changing our historic practices. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.

We are exposed to certain risks that are particular to investing in emerging and other markets.
In maintaining significant investment exposure, in Brazil and Chile, as well as other emerging markets in Latin America, we are subject to political, economic, legal, operational and other risks that are inherent to operating and investing in these countries. These risks range from difficulties in settling transactions in emerging markets due to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.
Furthermore, in 2019, Chile was shaken by widespread protests against economic and social inequality, which resulted in months of marches and episodes of street violence. In December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan includes aspects such as increasing taxes on the richest population and large companies, ending the current pension system, and creating a universal fund to finance public and private health. It is difficult to assess the impact that the changes to the Chilean political scenario, as well as other Latin American countries, will have on their respective economies and, as a result, on our future operations and financial results. Such political decisions will result in a binding referendum scheduled to take place later in 2022. If social security is significantly reshaped, this may have an impact in the Pension funds, which represent a significant portion of some of the funds managed by Moneda.
Political developments in Latin America, including government deadlock, political instability and civil strife could impact our operations and have a material adverse effect on our business, financial condition, and results of operations.
We rely on complex exemptions from statutes in conducting our asset management activities.
We regularly rely on exemptions from various requirements of the U.S. Securities Act of 1933, as amended, or the “Securities Act,” the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” the U.S. Investment Company Act of 1940, as amended, or the “Investment Company Act,” the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting our asset management activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. For example, the “bad actor” disqualification provisions of Rule 506 of Regulation D under the Securities Act ban an issuer from offering or selling securities pursuant to the safe harbor rule in Rule 506 if the issuer or any other “covered person” is the subject of a criminal, regulatory or court order or other “disqualifying event” under the rule which has not been waived. The definition of “covered person” includes an issuer’s directors, general partners, managing members and executive officers; affiliates who are also issuing securities in the offering; beneficial owners of 20% or more of the issuer’s outstanding equity securities; and promoters and persons compensated for soliciting investors in the offering. Accordingly, our ability to rely on Rule 506 to offer or sell securities would be impaired if we or any “covered person” is the subject of a disqualifying event under the rule and we are unable to obtain a waiver. The requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our investment funds and are not designed to protect the holders of our Class A common shares. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements.
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

In addition, ESG matters have been the subject of increased focus by certain regulators in the EU. For example, the European Commission has proposed legislative reforms, which include, without limitation: (1) Regulation 2019/2088 regarding the introduction of transparency and disclosure obligations for investors, funds and asset managers in relation to ESG factors, for which most rules are proposed to take effect beginning on March 10, 2021 and (2) a proposed regulation regarding the introduction of EU-wide
taxonomy of environmentally sustainable activities, which is proposed to take effect in a staggered approach beginning on December 31, 2021. As a result of these legislative initiatives, we may be required to provide additional disclosure to investors in our funds with respect to ESG matters.
We are subject to substantial litigation risks and may face significant liabilities and damage to our professional reputation as a result of litigation allegations and negative publicity.
In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against the financial services industry in general have been increasing and are generally expected to continue to increase in the future. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of portfolio companies may subject the companies, funds and us to the risk of third-party litigation arising from investor dissatisfaction with the performance of those investment funds, alleged conflicts of interest, the suitability or manner of distribution of our products, the activities of our funds’ portfolio companies, including labor, tax, criminal and environmental claims related thereto, as well as a variety of other litigation claims.
In addition, Brazilian authorities and/or courts may, in some cases, apply legal doctrines such as piercing the corporate veil or enact legal statutes that impose joint and several liability or secondary liability, holding controlling shareholders and other companies of an economic group jointly liable for labor, social security, consumer related and environmental obligations, even in the absence of fraudulent conduct. Accordingly, our portfolio companies and our funds may be subject to judicial and administrative proceedings related to debts, contingencies or liabilities related to our portfolio companies as a whole, and we may ultimately be liable for those debts, contingencies and liabilities if we do not successfully defend ourselves in such proceedings.
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
Further, disputes might arise in relation to the business activities of certain of our portfolio companies or the performance of the service providers thereunder. To the extent that any client of our portfolio companies or their service providers disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such services, we may face claims, disputes, litigation or other proceedings initiated by such clients against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.
We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations in Brazil, Chile, the United States and in the various countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.
We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including, but not limited to, the Brazilian Federal Law No. 12,846/2013, or the “Clean Company Act,” the Brazilian Federal Law No. 9,613/1998, the United States Foreign Corrupt Practices Act of 1977, or the “FCPA,” and the Bribery Act 2010 of the United Kingdom, or the “Bribery Act,” as well as the Chilean Laws No. 19,913 and No. 20,393, and the Chilean Criminal Code. Each of the Clean Company Act, the FCPA and the Bribery Act imposes liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. If we, our direct or indirect shareholders, directors, officers, employees and other third-parties are not in compliance with anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations we may be subject to criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm to us or to our portfolio companies.
The military actions undertaken by Russian military forces against Ukraine in February 2022 resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries due to the Russian-Ukrainian War. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russian- and Ukrainian-related transactions. Our ability to engage in activity with certain consumer and institutional businesses in Russia and Ukraine or involving certain Russian or Ukrainian businesses and customers would be dependent in part upon whether such engagement is restricted under any current or expected U.S., EU, U.K. or other countries sanctions and laws. Our ability to engage would be further impaired in the event other countries’ were to become involved in the conflict and, as result, be subjected to sanctions or similar restrictions.
Violations of anti-corruption, export control and sanctions laws and regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts and revocations or restrictions of licenses, as well as criminal fines and imprisonment. There can be no assurance that all of our employees, consultants, agents or other associated persons will not take actions in violation of these laws and regulations, and that our procedures will effectively prevent us from violating these regulations in every transaction in which we may engage or provide a defense to any alleged violation. In particular, we may be held liable for the actions that our local strategic partners take inside or outside of the United States, even though our partners may not be subject to these laws. Such a violation, even if our policies prohibit it, could have a material adverse effect on our reputation, business, results of operations and financial condition.

Regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor our transactions. Regulators may reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify identities of customers, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs in order to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned products or services improvements, make it more difficult to obtain new clients and reduce the attractiveness of our products and services. As a result, allegations of improper conduct as well as negative publicity and press speculation about us or our investment advisor or investment management companies, as well as portfolio companies, or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.
In Uruguay, as a portfolio manager, Patria Investments Uruguay S.A. is subject to the Anti-Money Laundering Regulations of Uruguay, or the “Uruguay AML Regime.” The Uruguay AML Regime requires entities to maintain and enforce policies and procedures for the prevention and reporting of suspicious transactions, as well as know-your-client procedures.
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
In recent years, regulatory authorities across various jurisdictions, such as Brazil the United States and the United Kingdom, among others, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act, FCPA and the Bribery Act. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the Clean Company Act, the FCPA, the anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.
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
Our asset management business depends in large part on our ability to raise capital from third-party investors. A failure to raise capital from third-party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.
Our ability to raise capital from third-party investors depends on a number of factors, including certain factors that are outside our control. Certain factors, such as the performance of the stock market and the asset allocation rules or investment policies to which such third-party investors are subject, could inhibit or restrict the ability of third-party investors to make investments in our investment funds or the asset classes in which our investment funds invest. In addition, volatility in the valuations of investments, has in the past and may in the future affect our ability to raise capital from third-party investors. To the extent periods of volatility are coupled with a lack of realizations from investors’ existing private equity, infrastructure, credit and real estate portfolios, such investors may be left with disproportionately outsized remaining commitments to a number of investment funds, which significantly limits such investors’ ability to make new commitments to third-party managed investment funds such as those managed by us.
Our ability to raise new funds could similarly be hampered if the general appeal of private equity and other alternative investments were to decline. An investment in a limited partner interest in a private equity fund is more illiquid and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles. Alternative investments could also fall into disfavor as a result of concerns about liquidity and short-term performance. Such concerns could be exhibited, in particular, by public pension funds, which have historically been among the largest investors in alternative assets. Many public pension funds are significantly underfunded and their funding problems have been, and may in the future be, exacerbated by an economic downturn and/or governmental policies or measures. Concerns with liquidity could cause such public pension funds to reevaluate the appropriateness of alternative investments. Although a number of investors, including certain public pension funds, have increased their allocations to the alternative investments asset class in recent years, there is no assurance that this will continue or that our ability to raise capital from investors will not be hampered.

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
LIBOR and certain other floating rate benchmark indices, including, without limitation, the Euro Interbank Offered Rate, Tokyo Interbank Offered Rate, Hong Kong Interbank Offered Rate and Singapore Interbank Offered Rate, or collectively, “IBORs” are the subject of recent national, international and regulatory guidance and proposals for reform. On March 5, 2021, these reforms and other pressures caused the ICE Benchmark Administration, or the “IBA,” the administrator of LIBOR, to announce the cessation of publication of certain types of LIBOR after December 31, 2021 with the cessation of the publication of remaining types of LIBOR after June 30, 2023. The United Kingdom Financial Conduct Authority, or the “FCA,” which regulates LIBOR, separately announced that the IBA had notified the FCA of its intent to cease providing all LIBOR settings. While the FCA stated that, subject to the establishment of the new proposed powers, it would consult on the issue of requiring the IBA to produce certain LIBOR tenors on a synthetic basis, it confirmed that all 35 LIBOR settings will either cease to be provided by any administrator or will no longer be representative as of the dates published by the IBA. Regulators, industry groups and certain committees, such as the Alternative Reference Rates Committee, or “ARRC,” have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates, such as the Secured Overnight Financing Rate, or “SOFR,” as the recommended alternative to U.S. Dollar LIBOR, and proposed implementations of the recommended alternatives in floating rate financial instruments.

It is currently unknown the extent to which these recommendations and proposals will be broadly accepted, whether they will continue to evolve, and what the effect of their implementation may be on the markets for floating-rate financial instruments. At this time, it is not possible to predict the effect that these developments or any discontinuance, modification or other reforms may have on LIBOR, other benchmarks or floating-rate debt instruments, including our floating-rate debt. Any such discontinuance, modification, alternative reference rates or other reforms may materially adversely affect market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. As a result, interest rates on financial instruments tied to IBOR rates, including those where we or our funds are exposed as lender or borrower, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. No assurance can be provided that the uncertainties around the transition from LIBOR or their resolution will not adversely affect such financial instruments.
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
Because of our various lines of asset management businesses, we may be subject to certain conflicts of interest and subject to greater regulatory oversight and more legal and contractual restrictions than that to which we would otherwise be subject if we had just one line of business. For example, we may cause funds that we manage in different lines of business to purchase different classes of securities in the same portfolio company, such as if one of our credit funds acquired a debt security issued by the same company in which one of our private equity funds owns common equity securities, or we may cause funds that we manage in different lines of business to purchase securities in the same portfolio company, such as if one of our constructivist equity funds acquired an equity security issued by the same company in which one of our private equity funds owns equity securities. A direct conflict of interest could arise between the debt holders and the equity holders or among funds that we manage in different lines of business, if such a company were to develop insolvency concerns, and we would have to carefully manage that conflict. To mitigate these conflicts and address regulatory, legal and contractual requirements across our various businesses, we have implemented certain policies and procedures (for example, information walls) that may reduce the positive synergies that we cultivate across these businesses for purposes of identifying and managing attractive investments. For example, we may come into possession of material nonpublic information with respect to issuers in which we may be considering making an investment or issuers in which our affiliates may hold an interest. As a consequence of such policies and procedures, we may be precluded from providing such information or other ideas to our other lines of business that might be of benefit to them.
Our failure to deal appropriately with conflicts of interest in our investment business could damage our reputation and adversely affect our businesses.
As we have expanded and as we continue to expand the number and scope of our businesses, we increasingly confront potential conflicts of interest relating to our funds’ investment activities. Investment manager conflicts of interest continue to be a significant area of focus for regulators and the media. Because of our size and the variety of businesses and investment strategies that we pursue, we may face a higher degree of scrutiny compared with investment managers that are smaller or focus on fewer asset classes. Certain of our funds may have overlapping investment objectives, including funds that have different fee structures and/or investment strategies that are more narrowly focused, and potential conflicts may arise with respect to allocation of investment opportunities among those funds to the extent the fund documents do not mandate a specific investment allocation. For example, we may allocate an investment opportunity that is appropriate for two or more investment funds in a manner that excludes one or more funds or results in a disproportionate allocation based on factors or criteria that we determine, such as the sourcing of the transaction, the specific nature of the investment or the size and type of the investment, among other factors.
We may also decide to provide a
co-investment
opportunity to certain investors in lieu of allocating a piece of the investment to our funds. In addition, the challenge of allocating investment opportunities to certain funds may be exacerbated as we expand our business to include more lines of business, including more public vehicles. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. The risk that fund investors could challenge allocation decisions as inconsistent with our obligations under applicable law, governing fund agreements or our own policies cannot be eliminated. In addition, the perception of noncompliance with such requirements or policies could harm our reputation with fund investors.

We may also cause different funds to invest in a single portfolio company, for example, where the fund that made an initial investment no longer has capital available to invest. We may also cause different funds that we manage to purchase different classes of securities in the same portfolio company. A decision to acquire material nonpublic information about a company while pursuing an investment opportunity for a particular fund gives rise to a potential conflict of interest when it results in our having to restrict the ability of other funds to take any action. Our affiliates may be service providers or counterparties to our funds or portfolio companies and receive fees or other compensation for services that are not shared with our fund investors. In such instances, we may be incentivized to cause our funds or portfolio companies to purchase such services from our affiliates rather than an unaffiliated service provider despite the fact that a third-party service provider could potentially provide higher-quality services or offer them at a lower cost. In addition, conflicts of interest may exist in the valuation of our investments and regarding decisions about the allocation of specific investment and co-investment
opportunities among us, our funds and our affiliates, as well as the allocation of fees and expenses among us, our funds and their portfolio companies, and our affiliates. Lastly, in certain, infrequent instances we may purchase an investment alongside one of our investment funds or sell an investment to one of our investment funds and conflicts may arise in respect of the allocation, pricing and timing of such investments and the ultimate disposition of such investments. A failure to appropriately deal with these, among other, conflicts, could negatively impact our reputation and ability to raise additional funds or result in potential litigation or regulatory action against us.
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
ability to commit to a
co-investment
opportunity within the required time frame of the particular transaction.
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

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in an investment fund’s net asset value do not necessarily reflect the prices that would actually be obtained by us on behalf of the investment fund when such investments are realized. Realizations at values significantly lower than the values at which investments have been reflected in prior fund net asset values would result in reduced gains or losses for the applicable fund, a decline in certain asset management fees and the reduction in potential performance allocations and incentive fees. Changes in values of investments from quarter to quarter may result in volatility in our investment funds’ net asset value, our investment in, or fees from, those funds and the results of operations and cash flow that we report from period to period. Further, a situation where asset values turn out to be materially different than values reflected in prior fund net asset values could cause investors to lose confidence in us, which would in turn result in difficulty in raising additional funds or redemptions from our hedge funds.
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
Our investment funds generally invest their assets in the equity, debt, loans or other securities of issuers located in Latin America, including in Brazil, Chile, Colombia and Argentina. Investments in
non-U.S.
securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to:

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
There can be no assurance that adverse developments with respect to such risks will not adversely affect our assets that are held in certain countries or the returns from these assets. See “—Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in which we operate, and as a result, harm our business and the trading price of our Class A common shares.”

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
Investors in certain of our credit and public equities funds may generally redeem their investments on a periodic basis subject to the applicable fund’s specific redemption provisions. In a declining market some of these funds may experience declines in value, and the pace of redemptions and consequent reduction in our assets under management could accelerate. Such declines in value may be both provoked and exacerbated by margin calls and forced selling of assets. To the extent appropriate and permissible under a fund’s constituent documents, we may limit or suspend redemptions during a redemption period, which may have a reputational impact on us. The decrease in revenues that would result from significant redemptions in such funds could have a material adverse effect on our business, revenues, net income and cash flows.

We currently manage a portion of investor assets through separately managed accounts whereby we may earn management and/or incentive fees, and we intend to continue to seek additional separately managed account mandates. The investment management agreements we enter into in connection with managing separately managed accounts on behalf of certain clients may be terminated by such clients.
The governing agreements of many of our investment funds provide that, subject to certain conditions, third party investors in those funds have the right to remove the general partner of the fund or to accelerate the termination date of the investment fund without cause by a specified percentage vote, resulting in a reduction in management fees we would earn from such investment funds and a significant reduction in the amounts of performance allocations and incentive fees from those funds. Performance allocations and incentive fees could be significantly reduced as a result of our inability to maximize the value of investments by an investment fund during the liquidation process or in the event of the triggering of a “clawback” obligation. In addition, the governing agreements of most of our investment funds, such as limited partnership agreements and private placement memoranda, provide that in the event certain “key persons” in our investment funds do not meet specified time commitments with regard to managing the fund, then investors in certain funds have the right to vote to terminate the investment period by a specified percentage vote in accordance with specified procedures or accelerate the withdrawal of their capital on an investor-by-investor
basis, or the fund’s investment period will automatically terminate and a specified percentage vote of investors is required to restart it. In addition to having a significant negative impact on our revenue, net income and cash flow, the occurrence of such an event with respect to any of our investment funds would likely result in significant reputational damage to us.
Third-party investors in our investment funds with commitment-based structures may not satisfy their contractual obligation to fund capital calls when requested by us, which could adversely affect a fund’s operations and performance.
Investors in all of our funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling their commitments when we call capital from them in order for those funds to consummate investments and otherwise pay their obligations (for example, management fees) when due. A default by an investor may also limit a fund’s availability to incur borrowings and avail itself of what would otherwise have been available credit. We have not had investors fail to honor capital calls to any meaningful extent. Any investor that did not fund a capital call would generally be subject to several possible penalties, including having a significant amount of its existing investment forfeited in that fund. However, the impact of the forfeiture penalty is directly correlated to the amount of capital previously invested by the investor in the fund and if an investor has invested little or no capital, for instance, early in the life of the fund, then the forfeiture penalty may not be as meaningful. Third-party investors in private equity, infrastructure, credit and real estate funds typically use distributions from prior investments to meet future capital calls. In cases where valuations of investors’ existing investments fall and the pace of distributions slows, investors may be unable to make new commitments to third-party managed investment funds such as those advised by us. If investors were to fail to satisfy a significant amount of capital calls for any particular fund or funds, the operation and performance of those funds could be materially and adversely affected.
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
Investments in our infrastructure, private equity and real estate funds will be subject to the risks inherent in the ownership and operation of infrastructure, private equity and real estate and real estate-related businesses and assets, including the deterioration of infrastructure, private equity and real estate fundamentals. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in the supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in the average occupancy and room rates for hotel properties, operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war, climate change and other factors that are beyond our control. Risks from climate change include both (1) physical risks, such as rise in temperature, sea-level
rise, changes in precipitation patterns, fluctuations in water levels or more frequent occurrence of extreme temperatures, droughts or other extreme meteorological phenomena, such as cyclones or hurricanes and (2) transitional risks, such as changes in laws, regulations, policies, obligations, social attitudes and customer preferences relating to the transition to a lower-carbon economy, which could adversely impact our business and prospects. In addition, if our infrastructure, private equity and real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income
producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. In addition, our real estate funds may also make investments in real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets or portfolios thereof from time to time, which may be more highly susceptible to adverse changes in prevailing economic and/or market conditions and present additional risks relative to the ownership and operation of commercial infrastructure, private equity or real estate assets.
Certain of our investment funds may invest in securities of companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. Such investments are subject to a greater risk of poor performance or loss.
Certain of our investment funds may invest in business enterprises involved in workouts, liquidations, spinoffs, reorganizations, bankruptcies and similar transactions and may purchase high-risk receivables. An investment in such business enterprises entails the risk that the transaction in which such business enterprise is involved either will be unsuccessful, will take considerable time or will result in a distribution of cash or a new security the value of which will be less than the purchase price to the fund of the security or other financial instrument in respect of which such distribution is received. In addition, if an anticipated transaction does not in fact occur, the fund may be required to sell its investment at a loss. Investments in troubled companies may also be adversely affected by Brazilian laws relating to, among other things, fraudulent conveyances, voidable preferences, lender liability and a bankruptcy court’s discretionary power to disallow, subordinate or disenfranchise particular claims. Investments in securities and private claims of troubled companies made in connection with an attempt to influence a restructuring proposal or plan of reorganization in a bankruptcy case may also involve substantial litigation. Because there is substantial uncertainty concerning the outcome of transactions involving financially troubled companies, there is a potential risk of loss by a fund of its entire investment in such company. Moreover, a major economic recession could have a materially adverse impact on the value of such securities. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the value and liquidity of securities rated below investment grade or otherwise adversely affect our reputation.

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
This civil strict liability regime — that seeks recovery of environmental damage — is distinguished from administrative and criminal liabilities, which require identification of willful misconduct or fault and can result in sanctions by issuance of notices of violation by environmental agencies or conviction for environmental crime, briefly explained as follow. This means certain of our portfolio companies are subject to various federal, state and municipal laws and regulations relating to the protection of environment, including pollution, disposal of materials and chemical substances, protected areas, contamination of soil and groundwater, among other impacts to the environment. These laws and regulations are enforced by various governmental authorities.
Noncompliance with those laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or to pay damages caused to the environment and third parties. In this regard, we may be liable for violations by third parties hired to dispose of the waste of certain of our portfolio companies. Moreover, pursuant to Brazilian environmental laws and regulations, the piercing of the corporate veil of a company may occur in order to ensure enough financial resources for the recovery of damages caused against the environment under the civil liability regime.
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

•
Infrastructure asset investments may face development and construction risks including, without limitation: (1) labor disputes, shortages of material and skilled labor, or work stoppages; (2) slower than projected construction progress and the unavailability or late delivery of necessary equipment: (3) less than optimal coordination with public utilities in the relocation of their facilities; (4) adverse weather conditions and unexpected construction conditions; (5) accidents or the breakdown or failure of construction equipment or processes; (6) catastrophic events such as explosions, fires, terrorist activities and other similar events; and (7) delays in the issuance of the licenses and approvals needed for the development of the infrastructure. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction activities once undertaken. Certain infrastructure asset investments may remain in development or construction phases for a prolonged period and, accordingly, may not be cash-generative for a prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor. Investments under development or investments acquired to be developed may receive little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. Market conditions may change during the course of construction that make such development less attractive than at the time it was commenced. In addition, there are risks inherent in the construction work that may give rise to claims or demands against a fund’s portfolio company. When completing an acquisition or making an investment in a project to be developed, value may be ascribed to infrastructure projects that do not achieve successful implementation, potentially resulting in a lower than expected internal rate of return over the life of the investment or in a total loss of the capital invested in such infrastructure project;

•
The operation of infrastructure assets is exposed to potential unplanned interruptions caused by significant catastrophic or force majeure events. These risks could, among other effects, adversely impact the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual noncompliance. Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Our financial and operating performance in Chile may be adversely affected by force majeure events, such as natural disasters. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment;

•
The management of the business or operations of an infrastructure asset may be contracted to a third-party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment’s financial condition or results of operations. Infrastructure investments may involve the subcontracting of design and construction activities in respect of projects, and as a result our investments, are subject to the risks that contractual provisions passing liabilities to a subcontractor could be ineffective, the subcontractor fails to perform services which it has agreed to perform and the subcontractor becomes insolvent; and

•
Infrastructure projects may have a substantial environmental impact. Land acquisition is often a significant issue when building a new project. Community and environmental groups may raise protests, which may be successful in attracting publicity and persuading governments to take action. Infrastructure projects may attract strong opposition from environmental groups for allegedly generating greater levels of air or water pollution, poor visual impact, effects on local population, flora and fauna, etc. Further, there can be no guarantee that all costs and risks regarding compliance with environmental laws and regulations can be identified. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, joint and several obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted or where materials were disposed of. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws or regulations could (1) impose substantial additional costs on potential infrastructure investments, (2) create liabilities which did not exist at the time of an acquisition and that could not have been foreseen and (3) otherwise place a fund investment at a competitive disadvantage compared to alternative forms of infrastructure. Required expenditures for environmental compliance have adversely impacted investment returns in a number of segments of the infrastructure industry. Certain industries will continue to face considerable oversight from environmental regulatory authorities and significant influence from non-governmental
organizations and special interest groups. Compliance with such current or future environmental requirements does not ensure that the operations of certain invested companies will not cause injury to the environment or to people under all circumstances. Moreover, failure to comply with any such requirements could have a material adverse effect on a fund investment, and there can be no assurance that certain fund investments will at all times comply with all applicable environmental laws, regulations and permit requirements. Past practices or future operations of certain fund investments could also result in material personal injury or property damage claims. Any noncompliance with these laws and regulations could subject the infrastructure funds and their properties to material penalties or other liabilities. In addition, infrastructure funds may be exposed to substantial risk of loss from environmental claims arising from certain of their investments involving undisclosed or unknown environmental, health or other related matters.

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

Our businesses that invest in the energy industry also may focus on investments in businesses involved in oil and gas exploration and development, which can be a speculative business involving a high degree of risk, including: (1) the use of new technologies; (2) reliance on estimates of oil and gas reserves in the evaluation of available geological, geophysical, engineering and economic data for each reservoir; and (3) encountering unexpected formations or pressures, premature declines of reservoirs, blowouts, equipment failures and other accidents in completing wells and otherwise, cratering, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution, fires, spills and other environmental risks.
In addition, the performance of the investments made by our credit and equity funds in the energy and natural resources markets are also subject to a high degree of market risk, as such investments are likely to be directly or indirectly substantially dependent upon prevailing prices of oil, natural gas and other commodities. Oil and natural gas prices are subject to wide fluctuation in response to factors beyond the control of us or our funds’ portfolio companies, including relatively minor changes in the supply and demand for oil and natural gas, market uncertainty, the level of consumer product demand, weather conditions, climate initiatives, governmental regulation, the price and availability of alternative fuels, political and economic conditions in oil-producing
countries, the supply of such commodities and overall domestic and foreign economic conditions. These factors make it difficult to predict future commodity price movements with any certainty.
Certain of our portfolio companies in the power and energy industries may enter into power purchase agreements, or “PPAs.” Payments by power purchasers to our portfolio companies pursuant to their respective PPAs may provide the majority of such companies’ cash flows. There can be no assurance that any or all of the power purchasers will fulfill their obligations under their PPAs or that a power purchaser will not become bankrupt or that upon any such bankruptcy its obligations under its respective PPA will not be rejected by a bankruptcy trustee. The failure of a power purchaser to fulfill its obligations under any PPA or the termination of any PPA may have a material adverse effect on the investment of any of our funds in a project that has such PPAs as the major provider of cash flows for that investment.
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
The capital structure of a fund’s portfolio company is generally set up at the time of the fund’s investment in the portfolio company based on, among other factors, financial projects prepared by the portfolio company’s management. These projected operating results will normally be based primarily on judgments of the management of the portfolio companies, which are also used as a basis for our own financial projections. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. General economic conditions, which are not predictable, along with other factors, may cause actual performance to fall short of such the financial projections. Because of the leverage we typically employ in our investments, this could cause a substantial decrease in the value of our equity holdings in the portfolio company. The inaccuracy of financial projections could thus cause our funds’ performance as well as our own overall performance to fall short of our expectations.
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
The counterparty risks that we face have increased in complexity and magnitude as a result of disruption in the financial markets in recent years. For example, in certain areas the number of counterparties we face has increased and may continue to increase, which may result in increased complexity and monitoring costs. Conversely, in certain other areas, the consolidation and elimination of counterparties have increased our concentration of counterparty risk and decreased the universe of potential counterparties, and our funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In addition, counterparties have in the past and may in the future react to market volatility by tightening underwriting standards and increasing margin requirements for all categories of financing, which may decrease the overall amount of leverage available and increase the costs of borrowing. See “—Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.”

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
under the Investment Company Act generally provides that an entity will not be deemed to be an “investment company” for purposes of the Investment Company Act if: (1) it does not hold itself out as being engaged primarily, and does not propose to engage primarily, in the business of investing, reinvesting or trading securities and (2) consolidating the entity’s wholly owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of such entity and securities issued by qualifying companies that are controlled primarily by such entity.
We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is an “orthodox” investment company as defined in the Investment Company Act and described in clause (1) in the first sentence of the preceding paragraph. Furthermore, the Company’s assets, consolidated with its wholly owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of (1) property, plant and equipment, (2) fee receivables for services rendered, (3) intangible assets that are not securities (4) goodwill, and (5) other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an inadvertent investment company by virtue of the 45% test in Rule
3a-1
under the Investment Company Act as described in clause (2) in the first sentence of the preceding paragraph. In addition, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment
company business.
However, our subsidiaries have a significant number of investment securities, and we expect to make investments in other investment securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above. The need to comply with this test may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, to sell investment securities, including on unfavorable terms, to acquire assets or businesses that could change the nature of our business or to potentially take other actions that may be viewed as adverse to the holders of our Class A common stock, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.
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
The U.S. Investment Advisers Act of 1940, as amended, or the “Investment Advisers Act,” contains substantive legal requirements that regulate the manner in which “investment advisers” required to register under the Investment Advisers Act are permitted to conduct their business activities. We believe that we, together with our subsidiaries, to the extent any such entities act as investment advisers within the meaning of the Investment Advisers Act, qualify for exemptions from registration thereunder, including exemptions for
non-U.S.
investment advisers whose only U.S. clients are private funds that are generally managed outside the United States and for
non-U.S.
investment advisers with only a small number of U.S. clients with limited assets under management.
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
While we believe our current practices do not require us or any of our subsidiaries to register as an investment adviser under the Investment Advisers Act, if a regulator were to disagree with our analysis with respect to any portion of our business, we or a subsidiary may be required to register as an investment adviser and to comply with the Investment Advisers Act. Registering as an investment adviser could adversely affect our method of operation and revenues. For example, registered investment advisers under the Investment Advisers Act are subject to burdensome compliance requirements with respect to, among other things, reporting and recordkeeping, custody of client assets, advertising and performance information, conflicts of interests, restrictions on affiliate transactions, advisory contracts, and aggregation and allocation of client trades. It could be difficult for us to comply with these obligations without meaningful changes to our business operations, and there is no guarantee that we could do so successfully. If we were ever deemed to be subject to, and in noncompliance with, Investment Advisers Act requirements, we could also be subject to various penalties, including administrative or judicial proceedings that might result in censure, fines, civil penalties, cease-and-desist orders
or other adverse consequences, as well as private rights of action, any of which could materially adversely affect our business.
In the past, we identified material weaknesses in our internal control over financial reporting and, if we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations and/or prevent fraud.
In the past, we have identified material weaknesses in our internal control over financial reporting as of December 31, 2020, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc., or “FINRA,” or other regulatory authorities as well as result in litigation.
Certain Factors Relating to Latin America
Governments have a high degree of influence in Brazil, Chile and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil, Chile and other Latin American countries could harm us and the trading price of our Class A common shares.
Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. We and the market price of our securities may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

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
Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil, Chile and the other countries in which we operate and the trading price of our Class A common shares.
The market for securities offered by companies with significant operations in Brazil, Chile and other Latin American countries is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil, Chile and other Latin American countries may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the current
COVID-19
pandemic. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.
Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, Chile and other Latin American countries, such as our Class A common shares. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia led to violent protests and claims of fraudulent elections. Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro, that widened to reflect anger over living costs and inequality.
In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government continued to negotiate the terms of its withdrawal. The exit officially occurred on January 31, 2020. A transition period, lasting until December 31, 2020, was put in place after the U.K. left the EU on January 31, 2020, during which the U.K. (1) continued to be subject to EU rules and (2) remained a member of the single market. The
U.K.-EU
Trade and Cooperation Agreement, or “TCA,” was signed on December 30, 2020, between the EU, the European Atomic Energy Community and the U.K. It has been applied provisionally since January 1, 2021, when the transition period ended. This trade agreement, which provides that there will be no tariffs or quotas on the movement of goods between U.K. and EU, represents the U.K.’s departure from the EU customs union and single market. While the TCA between the U.K. and EU provided much needed certainty on trade, there continues to be uncertainty surrounding political and economic concerns, as the true effects of the TCA and future trade agreements outside of the EU begin to unfold, which developments we continue to monitor. Continued uncertainty around the terms of the U.K.’s relationship with the EU and the lack of a comprehensive trade agreement may negatively impact the economic growth of both regions. Similarly, an adverse effect on the U.K. and the EU may have an adverse effect on the wider global economy or market conditions and investor confidence. This could, in turn, have a material adverse effect on our operations, financial condition and prospects.

Significant political and economic uncertainty remains about whether the terms of the relationship between the United Kingdom and the European Union will differ materially in practice from the terms before withdrawal. Brexit has created significant economic uncertainty in the U.K. and in Europe, the Middle East, and Asia. As a result, Brexit could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. We have no control over and cannot predict the effect of United Kingdom’s exit from the European Union nor over whether and to which effect any other member state will decide to exit the European Union in the future. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the trading price of our Class A common shares.
There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. See also “—The ongoing military conflict between Russia and Ukraine may have repercussions on the world’s geopolitical and economic scenarios.”
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
The recent economic instability in Brazil have contributed to a decline in market confidence in the Brazilian economy. Various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “
Operação Lava Jato
,” have negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.

It is expected that the current Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2020 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic

which is expected to continue to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic,

may have a material adverse impact on our business, results of operations, financial condition and prospects.
Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.
Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in which we operate, and as a result, harm our business and the trading price of our Class A common shares.
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
According to the National Consumer Price Index (
Índice Nacional de Preços ao Consumidor Amplo
), or “IPCA,” which is published by the Brazilian Institute for Geography and Statistics (
Instituto Brasileiro de Geografia e Estatística
), or the “IBGE,” Brazilian inflation rates were 10.1%, 4.5% and 3.7% for the years ended as of December 31, 2021, 2020 and 2019, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 5, 2020 and to 9.25% on December 31, 2021. This rate is set by the Monetary Policy Committee of the Central Bank (
Comitê de Política Monetária
), or “COPOM.” On February 7, 2018, the Monetary Policy Committee reduced the base interest rate (
Sistema Especial de Liquidação e Custódia)
, or “SELIC rate” to 6.75% and further reduced the SELIC rate to 6.50% on March 21, 2018. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on May 16, 2018 and subsequently on June 20, 2018. As of December 31, 2018, the SELIC rate was 6.50%. The Monetary Policy Committee reconfirmed the SELIC rate of 6.50% on February 6, 2019, but reduced the SELIC rate to 6.00% on August 1, 2019, further reduced the rate to 5.50% on October 30, 2019, and further reduced the rate to 4.50% on December 12, 2019. On February 5, 2020, the Monetary Policy Committee reduced the SELIC rate to 4.50%, on March 18, 2020, further reduced the rate to 4.25%, on May 6, 2020, further reduced the rate to 3.75%, on June 17, 2020, further reduced the rate to 3.00% and on August 5, 2020, further reduced the rate to 2.00%. On March 17, 2021, the Monetary Policy Committee reversed this trend, raising the SELIC rate to 2.75%, then further to 3.50% on May 5, 2021, 4.25% on June 6, 2021, 5.25% on August 5, 2021, 6.25% on September 22, 2021, 7.75% on October 27, 2021, 9.25% on December 9, 2021, 10.75% on February 2, 2022, and 11.75% on March 16, 2022. As of April 26, 2022, the SELIC rate was 11.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our funds and their portfolio companies indebtedness. Any change in interest rates, in particular any volatile swings, can adversely affect our growth, results of operations and financial condition, as well as our funds and their portfolio companies.

In addition, Argentina has been considered highly inflationary under U.S. GAAP and also under IFRS. Although inflation rates in certain of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our products and services as well as those of our portfolio companies’ businesses. Inflation is also likely to increase some costs and expenses of our portfolio companies’ businesses, which they may not be able to fully pass on to customers and could adversely affect our operating margins and operating income.
Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business.
During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads suffered significant declines in the market. In November 2020, a referendum was held to vote on two matters: (1) whether a new constitution should be enacted and (2) if so, whether a constituent convention should be composed of an elected mixed assembly of current Congress members and newly elected persons or entirely composed of newly elected citizens. This referendum resulted in ample support for convening a fully elected constitutional convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In May 2021, the convention began the process of drafting Chile’s new constitution. Each new article of the constitution will have to be approved by two-thirds
of the convention, a rule that was ratified in September 2021 by the convention itself. The constitutional convention has approximately one year, from May 2021, to complete the draft of the constitution. An exit referendum with compulsory participation will then be held to ratify the new constitution. The long-term effects of the new constitution are hard to predict, but could include slower economic growth and higher taxes, which could adversely affect our profitability and prospects.
Our growth, portfolio asset quality and profitability may be adversely affected by macroeconomic and political conditions in Chile.
A substantial number of our investment portfolio assets and companies are located in Chile. Chile’s economy has experienced significant volatility in recent decades, characterized, in some cases, by slow or regressive growth and declining investment. This volatility resulted in fluctuations in the investment levels and in the relative economic strength of various segments of the economies in which we operate. The Chilean economy may not continue to grow at similar rates as in the past, or future developments may negatively affect Chile’s overall levels of economic activity.
Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate and inflationary environment, may impact our profitability by reducing our portfolio companies operational margins and leading to decreased demand for their products and services. Negative and fluctuating economic conditions in Chile could also result in government defaults on public debt. This could lead to increased instabilities to the banking system and the Chilean economy as a whole, particularly since commercial banks’ exposure to government debt is high in Chile.
Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, nationalization, international ownership legislation, and tax policies. Any future fluctuation in oil prices may give rise to volatility in the global financial markets and further economic instability in oil-dependent
regions, such as Chile. Our growth, portfolio quality and profitability may be adversely affected by volatile macroeconomic and political conditions in Chile. Any material change to United States trade policy with respect to Chile could also have a material adverse effect on the economy, which could in turn materially harm our financial condition and results of operations.

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

real
, the U.S. dollar and other currencies. In 2014, the

real

depreciated by 10% against the U.S. dollar, while in 2015 it further depreciated by 31%. The real
/U.S. dollar exchange rate reported by the Central Bank was R$3.259 per US$1.00 on December 31, 2016, an appreciation of 20% against the rate of R$3.905 per US$1.00 reported on December 31, 2015. In 2017, the real

depreciated by 1%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the

real

depreciated an additional 16%, to R$3.875 per US$1.00 on December 31, 2018. In 2019, the

real

depreciated an additional 4% to R$4.031 per US$1.00 on December 31, 2019. The

real
/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 29% depreciation of the real

against the U.S. dollar during 2020 due primarily to the impact of the

COVID-19

pandemic on the Brazilian economy. The

real
/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7% depreciation of the real

against the U.S. dollar during 2021 due primarily to the continued impact of the

COVID-19

pandemic on the Brazilian economy. As of April 26, 2022, the real
/U.S. dollar exchange rate reported by the Central Bank was R$4.967 per US$1.00, an appreciation of 11% of the real

since December 31, 2021. There can be no assurance that the

real

will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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

Since September 2019, the current Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly. The implementation of the abovementioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine portfolio companies are required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. In addition, the continuing devaluation of the Argentine peso since the end of 2015 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition.
Certain of our portfolio companies may face restrictions and penalties, and may be subject to proceedings, under the Brazilian Consumer Protection Code in the future.
Brazil has a series of strict consumer protection laws, referred to collectively as the Brazilian Consumer Protection Code (
Código de Defesa do Consumidor
), or the “Consumer Protection Code.” These laws apply only to instances where there is a supplier, on the one part, the supply of a product or provision of a service under the contract and an end user, on the other part. If the person or entity acquires supplies that will be used in its manufacturing process, it should not be considered “end user ” of the respective inputs. Brazilian courts may find that the rules of the Consumer Protection Code apply to instances of exception where a company acquiring the products for its supply chain are considered vulnerable in the areas of technology, finance and law. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. In addition, the Consumer Protection Code provides a series of contractual clauses that may be found to be legally insufficient to reduce or limit a supplier’s liability towards consumers; involve a waiver or disposal of rights; transfer liability to third parties; establish obligations on consumers that are non-equitable
or abusive, or that lack good faith, among others.
These penalties are often levied by the Brazilian Consumer Protection Authorities (
Órgãos de Proteção e Defesa do Consumidor
), or “PROCONs” – local consumer bodies, which oversee consumer issues on a district-by-district
basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (
Secretaria Nacional do Consumidor
). Should the consumer protection agencies identify a violation of the Consumer Protection Code, said authorities could impose the penalties set forth in section 56 of the Consumer Protection Code (the most common is a fine that varies from R$800.00 up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the infraction). Consumers may also file civil lawsuits seeking compensation for damages. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (
Termo de Ajustamento de Conduta
), or “TAC.”
Brazilian public prosecutors may also commence investigations of alleged violations of consumer rights and require companies to enter into TACs. Companies that violate TACs face potential enforcement proceedings and other potential penalties such as fines, as set forth in the relevant TAC. Brazilian public prosecutors may also file public civil actions against companies who violate consumer rights or competition rules, seeking strict adherence to the consumer protection laws and compensation for any damages to consumers. In certain cases, certain of our funds or portfolio companies may also face investigations and/or sanctions by the Brazilian Federal Antitrust Agency (
Conselho Administrativo de Defesa Econômica
), in the event our business practices are found to affect the competitiveness of the markets in which we operate.

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
We are subject to review by taxing authorities, and an incorrect interpretation by us of tax rules and regulations may have a material adverse effect on us.
Our activities require the use of estimates and interpretations of complex tax rules and regulations and are subject to review by taxing authorities and/or courts. We and funds managed by us are subject to the income and investment tax laws of Brazil, Chile and the other jurisdictions in which we operate. These tax rules are complex and subject to different interpretations by the taxpayer, relevant governmental taxing authorities and courts, leading to disputes which are sometimes subject to prolonged evaluation periods until a final resolution is reached. In making investment decisions or in establishing a provision for income tax expense and filing returns, we must make judgments and interpretations about the application of these inherently complex tax rules. If the judgment, estimates and assumptions we use in making our investment decisions or in preparing our tax returns are subsequently found to be incorrect, there could be a material adverse effect on us. The interpretations of Brazilian and Chilean taxing authorities and/courts and the other jurisdictions in which we operate are unpredictable and frequently involve disputes, which introduces further uncertainty and risk leading to increased tax burden.
Changes in taxes, including the corporate tax rate, in Chile and Uruguay may have an adverse effect on us and our portfolio companies.
The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. There is currently discussion of another tax reform to finance the growing deficit. In January 2022, Congress began discussing a proposal to raise funds for the guaranteed universal pension by means of a high equity tax for individuals. We cannot predict at this time if these reforms or discussions will have a material impact on our business or portfolio companies or if further tax reforms will be implemented in the future. In addition, the effective corporate tax rate of our portfolio companies located in Chile could rise in the future, which may have an adverse impact on our results of operations.
Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil and Chile. Brazilian GDP growth has fluctuated over the past years, with contractions of 3.5% and 3.3% in 2015 and 2016, respectively, followed by growth of 1.1% in 2017, 1.3% in 2018, and 1.1% in 2019 and a contraction of 4.1% in 2020. In 2021, Brazilian GDP grew by 4.6%. In 2020, Chilean GDP fell 5.8% with an unemployment rate of 10.2% as of December 2020 as a result of the pandemic and subsequent lockdowns. However, improvements in terms of trade and better economic activity have led to the economy quickly recovering and the GDP is expected to have grown 12% in 2021. For 2022, Chilean GDP is expected to grow between 1.5% and 2.5%. In Chile, the industries and sectors that have been most impacted have been hotels, casinos, tourism, restaurants, and airlines.
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

The
COVID-19
pandemic is expected to continue to have a negative impact on global, regional and national economies, and we would be materially adversely affected by a protracted economic downturn.
The current
COVID-19
pandemic is expected to continue to have a negative impact on global, regional and national economies and to disrupt supply chains and otherwise reduce international trade and business activity. Reflecting this, the
COVID-19
pandemic has already caused, since February 2020, the levels of equity and other financial markets to decline sharply and to become volatile, and such effects may continue or worsen in the future. This may in turn further impact the stock market and private equity markets in Brazil, Chile and elsewhere in Latin America, which are directly related to a substantial proportion of our operations, given that changes in fair value of the related assets and liabilities are recognized in our income statement. The market declines and volatility could negatively impact the value of such financial instruments, causing us to incur losses as well as result in the postponement or cancellation of several mergers and acquisitions thereby reducing our fees, among others. The economic slowdown and market downturn could also negatively impact our portfolio companies and investment vehicles performance through lower demand for their products or services and higher than expected losses, potentially leading our investors to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. The current
COVID-19
pandemic and its potential impact on the global economy may affect our ability to meet our financial targets. While it is too early for us to predict the impacts on our business or our financial targets that the expanding pandemic, and the governmental responses to it, may have, we would be materially adversely affected by a protracted downturn in local, regional or global economic conditions.
Certain Factors Relating to Our Class A Common Shares
Patria Holdings owns the majority of our issued and outstanding Class B common shares, which represent approximately 83.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
Patria Holdings controls our company and does not hold any of our Class A common shares, but beneficially owns 55.6% of our issued share capital through its beneficial ownership of the majority of our issued and outstanding Class B common shares, and consequently, 83.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Patria Holdings will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. Patria Holdings will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Patria Holdings may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. Patria Holdings’ decisions on these matters may be contrary to your expectations or preferences, and Patria Holdings may take actions that could be contrary to your interests. Patria Holdings will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
So long as Patria Holdings continues to beneficially own a sufficient number of Class B common shares, even if Patria Holdings beneficially owns significantly less than 50% of our issued and outstanding share capital, Patria Holdings will be able to effectively control our decisions. For example, if our Class B common shares amounted to 10% of our issued and outstanding common shares, Patria Holdings would collectively control 46.4% of the voting power of our issued and outstanding common shares. If Patria Holdings sells or transfers any of its Class B common shares, such shares will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if Patria Holdings sells or transfers them means that Patria Holdings will in many situations continue to control a majority of the combined voting power of our issued and outstanding share capital, due to the voting rights of any Class B common shares that it retains. However, if our Class B common shares at any time represent less than 10% of the total number of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

We are a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
Patria Holdings beneficially owns the majority of our Class B common shares, representing 83.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.
We currently rely on these exemptions. As a result, the majority of the directors on our board are not independent. In addition, other than our audit committee, none of the committees of our board consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.
We have granted the holder of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association, the holder of our Class B common shares, Patria Holdings, is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain its proportional ownership interests, which is approximately 55.6% of our outstanding shares, respectively. The exercise by the holder of our Class B common shares of its preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2021, we had outstanding 54,247,500 Class A common shares and 92,945,430 Class B common shares. Subject to the lock-up
agreements described below, the Class A common shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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

Sales of a substantial number of our Class A common shares upon expiration of the lock-up
agreements, the perception that such sales may occur, or early release of these lock-up
periods could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.
If securities or industry analysts do not continue to publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and our trading volume could decline.
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
Any determination to pay dividends in the future will be made at the discretion of our board of directors (or by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting) and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. We are not required to pay dividends on our common shares, and holders of our common shares have no recourse if dividends are not declared. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our common shares may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions that may be imposed under the terms of the agreements governing our funds’ and their portfolio companies’ indebtedness. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
Requirements associated with being a public company in the United States require significant company resources and management attention.
We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” and the other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. New rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

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
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of common shares from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least 5% of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote
and multi-class structures and has temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
The dual class structure of our share capital has the effect of concentrating voting control with Patria Holdings; this will limit or preclude your ability to influence corporate matters.
Each Class A common share entitles its holder to one vote per share, and each Class B common share entitles its holder to 10 votes per share, so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding. Due to the ten-to-one
voting ratio between our Class B and Class A common shares, Patria Holdings, the beneficial owner of the majority of our Class B common shares controls the voting power of our common shares and therefore will be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.
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

In light of the above provisions relating to the issuance of additional Class B common shares, the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association, as well as the ten-to-one
voting ratio of our Class B common shares and Class A common shares, holders of our Class B common shares in many situations maintain control of all matters requiring shareholder approval. This concentrated control limits or precludes your ability to influence corporate matters for the foreseeable future. For a description of our dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”
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
We may need to raise additional funds to grow our business and implement our growth strategy through public or private issuances of common shares or securities convertible into, or exchangeable for, our common shares, which may dilute your interest in our share capital or result in a decrease in the market price of our common shares. In addition, we may also use our Class A common shares as acquisition consideration or enter into mergers or other similar transactions in the future, which may dilute your interest in our share capital or result in a decrease in the market price of our Class A common shares. Any capital raising through the issuance of shares or securities convertible into or exchangeable for shares, the use of our Class A common shares as acquisition consideration, or the participation in corporate transactions with an effect similar to a merger may dilute your interest in our shares or result in a decrease in the market price of our Class A common shares.
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
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging
growth companies. For example, as an emerging growth company we are permitted to, and intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or “PCAOB,” (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates
exceeds US$700.0 million as of the prior June 30th, and (2) the date on which we have issued more than US$1.0 billion in non-convertible
debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging
growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates
exceeds US$700.0 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our Class A common shares less attractive because we may rely on these exemptions. If some investors find our Class A common shares less attractive as a result, there may be a less active trading market for our Class A common shares and the trading price of our Class A common shares may be more volatile.

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
In order to maintain our current status as a foreign private issuer, either (1) more than 50% of our Class A common shares must be either directly or indirectly owned of record by nonresidents of the United States or (2)(a) a majority of our executive officers or directors may not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.
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
While Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court-sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a merger or consolidation of a company that takes place by way of a scheme of arrangement. This may make it more difficult for you to assess the value of any consideration you may receive in such a merger or consolidation or to require that the acquirer give you additional consideration if you believe the consideration offered is insufficient. However, Cayman Islands statutory law provides a mechanism for a dissenting shareholder in a merger or consolidation that does not take place by way of a scheme of arrangement to apply to the Grand Court for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on a fair price within the time limits prescribed.

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
Our Articles of Association contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:

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

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their Class A common shares. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a discussion of these provisions.
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
We have been advised by our Cayman Islands legal counsel, Maples and Calder, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A common shares may be payable only in reais. The exchange rate in force at the time may not offer non-Brazilian
investors full compensation for any claim arising from our obligations.
Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A common shares, we may not be required to discharge our obligations in a currency other than the real
. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than the real
may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date (1) of actual payment, (2) on which such judgment is rendered, or (3) on which collection or enforcement proceedings are started against us, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian
investors with full compensation for any claim arising out of or related to our obligations under the Class A common shares.
Our Class A common shares may not be a suitable investment for all investors, as investment in our Class A common shares presents risks and the possibility of financial losses.
The investment in our Class A common shares is subject to risks. Investors who wish to invest in our Class A common shares are thus subject to asset losses, including loss of the entire value of their investment, as well as other risks, including those related to our Class A common shares, us, the sector in which we operate, our shareholder structure and the general macroeconomic environment in Brazil and Chile, among other risks.
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
(Economic Substance) Act (As Revised), or the “Cayman Economic Substance Act.” We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

The Cayman Islands Tax Information Authority shall impose a penalty of CI$10,000 (or US$12,500) on a relevant entity for failing to satisfy the economic substance test or CI$100,000 (or US$125,000) if it is not satisfied in the subsequent financial year after the initial notice of failure. Following failure after two consecutive years, the Grand Court of the Cayman Islands may make an order requiring the relevant entity to take specified action to satisfy the economic substance test or ordering that it is defunct or shall be struck off.
ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company
Our History
Initially named
Patrimônio Participações
, we were founded in 1988 as a Brazilian M&A and financial advisory firm in partnership with Salomon Brothers Inc., a well-known U.S. investment bank at the time. In 1991, we acquired a Brazilian broker-dealer, which later evolved into a fully-fledged investment bank (
Banco Patrimônio de Investimentos
). In 1994, we started our private equity operations as a proprietary investment of the Brazilian shareholders of Banco Patrimonio and raised its first fund independently with LPs in 1997. With the sale of Salomon Brothers to Travelers Group in the same year and the following merger of Travelers with Citibank in 1998, we decided to repurchase Salomon Brothers’ 50% interest in our firm and then sold the entire investment bank operation to Chase Manhattan in 1999. The alternative assets business was operated separately from the investment bank and thus the sale of Banco Patrimonio in 1999 did not affect our activities. With the sale of Banco Patrimonio, we focused over time on our private equity operations and developing private assets, still a nascent industry at the time. In 2001, we rebranded our operations as Patria Investments, in our present form, and intensified our pioneer position in the industry.
Our relationship with Blackstone dates back to 1998, when they advised Banco Patrimonio’s shareholders on the repurchase of Salomon Brothers’ 50% interest in the investment bank and the following sale to Chase Manhattan. In October 2010, Blackstone acquired a non-controlling
interest in Patria. The partnership with Blackstone, including their presence in our board of directors for a decade, helped us to improve our corporate governance and evolve as a company, benchmarking a global market leader. Nevertheless, we maintained control and complete operational independence throughout those years, including on our fundraising efforts. Prior to our initial public offering, or “IPO,” Blackstone sold 10% out of their 40%
non-controlling
interest in Patria to our managing partners, helping us to expand the partnership. On our IPO, through a secondary sale, Blackstone further reduced its equity stake in Patria to 14.4% with three liquidity thresholds, allowing Blackstone to sell one-third
of its shares every consecutive six months after our IPO. As of March 31, 2022, Blackstone owned 6,544,619 Class A common shares, which represented 4.4% of our total shares, or 12.1% of our total Class A common shares.

Corporate Reorganization
On December 1, 2020, we entered into a purchase agreement among Blackstone and certain of its affiliates, Messrs. Alexandre T. de A. Saigh, Olimpio Matarazzo Neto and Otavio Lopes Castello Branco Neto, or the Founders, and certain entities affiliated with the Founders, or the “Founder Entities,” and Patria Brazil, as part of a corporate reorganization pursuant to which (1) Patria Holdings acquired 100,000 of our common shares (prior to giving effect to the Share Split) (or 10% of our existing common shares) that were beneficially owned by Blackstone, or the “Purchase” and (2) the 19.6%
non-controlling
interest in Patria Brazil held by Blackstone and the 29.4%
non-controlling
interest in Patria Brazil held by one of the Founder Entities was reorganized as follows, or the
“Roll-Up”:
(a) the direct interest held by Blackstone in Patria Brazil was contributed to us in exchange for three of our Class A common shares to be issued to Blackstone; and (b) the direct interest held by such Founder Entity was redeemed in its entirety at par value for a promissory note and one of the Founder Entities contributed the promissory note to us, in consideration for which we issued seven of our Class B common shares to Patria Holdings in the first half of 2021. We refer to these transactions collectively in this annual report as our “corporate reorganization.” The Purchase closed on January 6, 2021 and the
Roll-Up
closed on July 24, 2021. Upon the consummation of our corporate reorganization, Patria Brazil became a wholly owned subsidiary of the Company. Additionally, on January 13, 2021, we carried out a share split of 117.0:1, and as a result, our share capital represented by 1,000,000 shares was increased to 117,000,000 shares.
Our Initial Public Offering
On January 21, 2021, the registration statement on Form
F-1
(File No
333-251823)
relating to our initial public offering of our Class A common shares was declared effective by the SEC. On January 26, 2021, we closed our initial public offering, pursuant to which we issued and sold 19,147,500 Class A common shares and certain selling shareholders sold an additional 15,466,147 Class A common shares for an aggregate amount of 34,613,647 Class A common shares for an aggregate price of US$588,431,999. We did not receive any proceeds from the sale of Class A common shares by the selling shareholders. Our Class A common shares began trading on the Nasdaq Global Select Market on January 22, 2021, under the symbol “PAX.”
Combination with Moneda Asset Management
On December 1, 2021, we completed our previously announced combination with Moneda Asset Management SpA, or “Moneda,” a leading asset manager headquartered in Chile. The transaction created a combined asset manager with US$23.8 billion in assets under management as of December 31, 2021, allowing us to solidify ourselves as one of the leading private equity, infrastructure and credit platforms in Latin America.
On September 3, 2021, we and our subsidiary Patria Investments LATAM S.A., or “PILatam,” entered into a transaction agreement with Moneda pursuant to which, subject to certain terms and conditions: (1) MAM II HoldCo, an exempted company incorporated in the Cayman Islands with limited liability, that held substantially all assets, liabilities and businesses of Moneda outside of Chile was merged with and into us, with Patria continuing after the merger as the surviving company and (2) the acquisition by PILatam of all of the outstanding shares of Moneda, which held, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile.
The combination enhanced our product offering by adding one of the largest credit investment platforms in Latin America, where Moneda manages over US$4.7 billion and has generated a market-leading performance. Moneda also manages approximately US$400 million in private credit investments, adding to more than US$200 million managed by Patria, creating the foundation to pursue private credit product development in the region. Moneda also adds a high-performing public equities portfolio, and including Patria’s Constructivist Equity Fund, or “PIPE,” totaled US$2.2 billion in public equities AUM as of December 31, 2021. Within this portfolio, the combination created one of the largest Constructivist Equity/PIPE managers in the region with approximately US$750 million in AUM as of December 31, 2021, combining localized expertise in both Brazil and Chile. Complementary investor bases totaling more than 500 clients present a significant cross-selling opportunity for Moneda’s products, which will continue to carry the respected Moneda brand, offering our global institutional investors access to attractive yield-oriented products in the region.

Recent Developments
Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin
On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.), collectively “Kamaroopin.” Our partnership is structured in two stages, with financial terms not disclosed. The first stage includes the acquisition of a 40% minority equity stake, at which point we would pursue a joint fundraising campaign for a new growth equity fund. The second stage would trigger the acquisition of the remaining 60% for an undisclosed equity consideration contingent on fundraising success. In case the requirements for the second stage are not satisfied, Patria and Kamaroopin would have the optionality to unwind the transaction. On February 1, 2022, we acquired a 40% minority interest, once applicable terms and conditions under the purchase agreement were satisfied.
Kamaroopin was created in 2018, and currently has three invested portfolio companies where they partner with differentiated entrepreneurs as investor operators to drive growth through single-minded consumer-focused and tech-enabled business models. Its portfolio has generated a 2.7x gross multiple based on June 2021 valuations, led by its signature first investment in Petlove, the #1 digital Petcare platform in Brazil. Kamaroopin’s portfolio amounted to nearly R$1 billion (or more than US$175 million) in assets under management, and it was profitable on a Fee Related Earnings basis.
We expect Kamaroopin to have a minimal impact on our near-term results of operations and Distributable Earnings, with the exception of an attractive performance fee opportunity in Petlove, one of Kamaroopin’s portfolio companies. As part of the partnership agreement, Patria will be entitled to participate in Petlove’s eventual performance fee, in a structure that was designed to provide the best alignment of incentives among all parties. Upon the closing of stage two of the transaction, we would fully consolidate Kamaroopin’s earnings, including revenue from the new equity growth fund, which we expect to be profitable on results of operations and both a Fee Related Earnings and Distributable Earnings basis as well as have room to scale up moving forward.
Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp., or the “SPAC,” announced the closing of its initial public offering of 23,000,000 units, including the exercise in full by the underwriters to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each unit consists of one Class A ordinary share of the SPAC, par value US$0.0001 per Class A ordinary share, and one-half
of one redeemable warrant of the SPAC, with each whole warrant being a public warrant entitling the holder thereof to purchase one Class A ordinary share of the SPAC for $11.50 per share, subject to adjustment. The units were sold at a price of $10.00 per unit, generating gross proceeds from the issuance of US$230,000,000.
The SPAC is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by one of our affiliates, Patria SPAC LLC, for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form
S-1
(File
No. 333-254498)
relating to the securities referred to therein and subsequently amended has been filed with the SEC and declared effective on March 9, 2022. For further details, see note 31 to our audited consolidated financial statements.
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

Implications of Being an Emerging Growth Company
As a company with less than US$1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

•
an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act,” in the assessment of our internal control over financial reporting, which would otherwise apply in connection with the filing of our second annual report on Form
20-F
following consummation of our initial public offering;

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
In addition, under the JOBS Act, emerging growth companies who prepare their financial statements in accordance with U.S. Generally Accepted Accounting Principles, or “U.S. GAAP,” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under International Financial Reporting Standards, or “IFRS,” as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB. In addition, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards and as such, plan to rely on available exemptions from certain Nasdaq corporate governance requirements.

B.	Business Overview
Overview
We are a leading global alternative investment firm focused on Latin America, with combined assets under management, or “AUM,” of US$23.8 billion and US$14.4 billion as of December 31, 2021 and 2020, respectively. With offices in nine cities across four continents, we serve over 500 limited partners, or “LPs.” Our current product offering encompasses six product lines – private equity, infrastructure, credit, public equities, real estate, and advisory and distribution. As of December 31, 2021 and 2020, we had 60 and 16 active funds, respectively.
We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns, aiming to be their partner of choice when investing in alternatives in Latin America. We have two flagship strategies: (1) private equity, launched in 1994 (US$9.0 billion and US$8.6 billion in AUM as of December 31, 2021 and 2020, respectively, and currently in the market for its seventh vintage fund); and (2) infrastructure, launched in 2006 (US$5.1 and US$4.7 billion in AUM as of December 31, 2021 and 2020, respectively, and in its fourth vintage). These flagship strategies utilize drawdown fund structures, which we define as illiquid, closed-end
funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 to 14 years. Over multiple fund vintages, these strategies have generated solid returns allowing their sustained growth. The consolidated equal-weighted net internal rate of return, or “IRR,” in U.S. dollars for all our flagship private equity and infrastructure products since inception was 28.7% and 28.8% as of December 31, 2021 and 2020, respectively (30.5% and 31.0% in Brazilian reais
, respectively). We have overseen the deployment of more than US$20 billion through capital raised by our drawdown products, capital raised in IPOs and follow-ons,
debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, with approximately 100 investments and over 265 underlying acquisitions as of December 31, 2021.

Our credit and public equities strategies gained traction with our combination with Moneda Asset Management concluded in December 2021. As of December 31, 2021 and 2020, the total AUM for our credit platform was US$5.0 billion and US$0.2 billion, respectively. As of the same dates, the total AUM for our public equities products was US$2.2 billion and US$0.3 billion, respectively.
In addition to these products, we believe we have a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America. Our advisory and distribution platform, launched as a result of our combination with Moneda, had an aggregate AUM of US$2.1 billion as of December 31, 2021. We expect it to play an important role on our aspiration of becoming the conduit of capital for alternative investments coming both to and from Latin America.
Our successful track record derived from our strategy and our strong capabilities has attracted a committed and diversified base of investors, with over 500 Limited Partners, or “LPs,” across four continents, including some of the world’s largest and most important sovereign wealth funds, public and private pension funds, insurance companies, funds of funds, financial institutions, endowments, foundations, and family offices. We have built long-term and growing relationships with our LPs: as of December 31, 2021, approximately 80% of our capital raised by our flagship funds came from LPs who invested in more than one of our products. We believe our historical returns in U.S. dollars are particularly notable in view of the levels of currency volatility and our historically limited use of leverage, which, we also believe, made us better investors focused on value creation, strategy execution and operational excellence, with more limited reliance upon financial engineering.
Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our infrastructure funds, co-investments
funds (focused on successful companies from our flagship funds) and Constructivist Equity Funds (applying our private equity approach to listed companies). Our IPO allows us to go further and expand our product offerings inorganically – exemplified by our sizable credit, public equities and advisory and distribution platforms originated or expanded by our combination with Moneda Asset Management.
As of December 31, 2021, we had 390 professionals, of which 78 were partners and directors, 34 of these working together for more than 10 years, operating in offices across nine cities around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).
Our Vision
We seek to expand our successful business and investment strategy, which has been in place since the inception of our company, in a prospectively promising economic condition, as we see the continuing growth of our industry and the increasing demand for our products. We seek to continue to be the partner of choice for global alternative investors allocating capital to Latin America and to local investors seeking to allocate capital into alternative investments. We want to grow as the partner of choice for alternative investments in the region. As a result, we believe we can grow in terms of AUM at a faster pace than the fast-growing alternative investments industry as a whole, while leveraging our operating platform to enhance profitability.
We seek to become the key driver of alternative investment allocations to Latin America, gaining larger shares of global commitments of existing international clients and attracting new international investors, while also driving higher alternative investments penetration in the portfolios of Latin American investors. We strongly believe we can expand our leadership position in Latin America in terms of capital raised and among emerging markets-based alternative investments managers.

We understand that to become a preferred partner to our investors, we must focus on continuing to deliver consistent returns across our current products, but also on developing new products to cater to the investment objectives of our clients and on increasingly serving them as a long-term thought partner. Historically, our ability to provide returns, products and knowledge to our clients has been predicated on our ability to transform the sectors in which we invest by applying our investment approach which combines profound knowledge of our region, strong sector specialization, expertise in operational value creation, and a competence in working together with talented entrepreneurs, investors, and managers. We believe that by continuing to promote our investment approach, while also gradually deepening and enlarging our sector and geographical expertise, we can better serve our clients.
We believe that our ambition can be made viable by our ability to attract the best talent from different areas, leveraging the power of our investment approach, particularly the opportunities to create positive legacies in several sectors, as well as the attractiveness of our unique culture, entrepreneurial spirit, work environment, and the economic upside that our products and scale represent. We seek to scale our operating platform to support the expansion of existing products as well as to launch new ones, seeking to cater to our clients’ needs, as well as to translate our growth into profitability. In addition to attracting top talent and ever-improving our professional standards, we continue to invest in our processes and in the improvement of our technological backbone.
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
From December 31, 2009 to December 31, 2021, our AUM increased from US$2.4 billion to US$23.8 billion at a compounded annual growth rate, or “CAGR,” of 21% per year. Our Fee Earning AUM, or “FEAUM,” defines the effective capital managed by us on which we derive management fees at a given time, and as of December 31, 2021 and 2020, was US$17.9 billion and US$7.7 billion, respectively. As of December 31, 2021, further to the US$17.9 billion, we had a balance of approximately US$1.3 billion of committed capital to be deployed by our funds which were paying fees over the deployed capital, indicating a US$1.3 billion potential additional or pending FEAUM. Our AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds that charge management fees over the deployed capital. Another important indicator is our Performance Revenue Eligible AUM, as it represents the total capital at fair value, on which performance fees and/or incentive fees could be earned if certain targets are met. As of December 31, 2021 and 2020, approximately 67% and 85% of our total AUM was Performance Revenue Eligible AUM, respectively. The following chart illustrates our AUM growth curve:

AUM Patria
(in US$ billions)

(1)	There can be no guarantee that we will achieve comparable growth metrics in the future. Others includes discontinued strategies such as hedge funds.
Private Equity—Operational value creation in resilient sectors
We have developed our private equity products since 1994, applying our investment approach to create leading companies in resilient sectors, such as healthcare, food and beverage, and logistics. As of December 31, 2021 and 2020, our private equity product was in its sixth vintage with over US$9.0 billion and US$8.6 billion of AUM, respectively, with approximately 45 investments and over 245 underlying acquisitions as of December 31, 2021. As of December 31, 2021 and 2020, the consolidated cash-weighted net IRR since inception for all our private equity products was 14.1% and 16.0% in U.S. dollars and 20.9% and 22.4% in Brazilian reais
, respectively, with limited use of leverage.
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
or director positions;

•
Capital allocation to portfolio companies at a gradual pace, consistent with our investment approach based on the consolidation of fragmented markets. This staged deployment allows us to mitigate execution and foreign exchange risks, while seeking optimized returns by redirecting capital allocation to our best-performing investment theses; and

•
Understanding and mapping potential exit strategies since the initial stages of the development of the investment thesis and throughout the entire investment cycle, which involves establishing domestic and international relationships with potential “target buyers” from the start of our investment analysis.

Private Equity | Key Highlights as of December 31, 2021

(1)	Considers Funds I-VI and Smart Fit co-invest.
(2)
Companies that have less than 24 months since our initial investment were not considered because the MOIC does not reflect the thesis performance, given that they did not have time to mature. We believe that without those adjustments the analysis would not properly present our MOIC. Private Equity Funds IV and V are still not fully invested, which distorts the analysis against funds I-III, therefore they consider the commitment instead of invested capital to capture the full size of the investment thesis. Loss Ratio considers Loss Cash over Invested Capital (Cash) for companies with less than 1.0x MOIC. Success, or Home-Run Ratio considers committed capital over committed capital for companies with more than 2.0x MOIC.

(3)	Considers in-house dedicated team and professionals seconded to portfolio companies.
(4)	Countries where our portfolio companies are located.
Infrastructure—Creating value through growth and development strategies
We believe we have built one of the leading infrastructure investment products in Latin America in terms of AUM, considering our US$5.1 billion and US$4.7 billion of AUM as of December 31, 2021 and 2020, respectively and offered over US$1.0 billion of co-investment
opportunities to date since its inception in 2006. As of December 31, 2021 and 2020, our infrastructure products had a consolidated cash-weighted net IRR since inception of 5.4% and 5.9% in U.S. dollars and 18.0% and 19.0% in Brazilian reais
, respectively.
The focus of our infrastructure investments is to capture additional “alpha” in Latin America’s infrastructure sectors through a disciplined but flexible investment process that we believe has shown to be value accretive regardless of macroeconomic cycles and external environments and based on the following elements:

•	Growth : Investments with significant value to be captured by brownfield expansions, consolidation of fragmented markets and other growth vectors;

•
Development premium
: Opportunities in upgrading, expanding or
de-risking
projects or assets, and addressing bottlenecks, gaps and inefficiencies in several segments. Approximately two-thirds
of our investments in infrastructure were made through new platforms we created, where, in general, we hold a controlling stake;

•
Sound capital structure
: Deployment of solid capital structures based primarily on long-term project finance and a strong equity capital base, generally prioritizing the gradual deployment of primary capital to fund growth over large buyouts requiring an early infusion of sizeable amounts of capital;

•	Operation and efficiency gains : Identification of opportunities for efficiency gains and of specific value drivers related to the project and the investment thesis; and

•
Platforms
: Assembly of experienced management and operating teams at the individual portfolio companies that are complemented and supported by seasoned members of our corporate structure, all under a set of incentive mechanisms to align the interests of management and operating teams with our fund’s objectives and guidelines.

After building a successful franchise of infrastructure funds that invest in value-add
opportunities in Latin America, we are now expanding our product offering with this new family of infrastructure funds focusing on core infrastructure. On March 8, 2021, we announced the closing of our first evergreen, publicly traded, Core Infrastructure fund, Patria Infraestrutura Energia Core FIP Infra, or “PICE.” PICE has closed on total commitments of approximately R$800 million, and is a yield-focused investment vehicle that will seek to invest in high-quality, operational power generation and transmission assets in Brazil. This platform is designed to hold investments for longer periods than traditional private equity. PICE is the first infrastructure vehicle in a group of evergreen listed funds managed by Patria. PICE is listed on the B3 under the symbol “PICE11,” which allows for its investors to have liquidity through the secondary market.
Infrastructure | Key Highlights as of December 31, 2021

(1)	Cash-weighted pooled net IRR as of December 31, 2021.
(2)	Includes committed capex that will be deployed in the future. As of June 30, 2021.
(3)	Includes divested platforms.
(4)	As of March 2020.
(5)	Includes professionals seconded to portfolio companies.
(6)	Countries where our portfolio companies are located.
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

The combination with Moneda Asset Management was an important step towards our diversification, and two product lines gained immediate traction – credit and public equities. As of December 31, 2021 and 2020, the total AUM for our credit platform was US$5.0 billion and US$0.2 billion, respectively. As of the same dates, the total AUM for our public equities products was US$2.2 billion and US$0.3 billion, respectively. We believe Moneda added not only the AUM, but an experienced team, a proven investment strategy and a solid track record. The Moneda-branded credit and public equities products are primarily facilitated through long-term closed-end
fund structures with limited gates of liquidity. Prior to the combination, Patria’s platform included: (1) our Constructivist Equity Fund which is an evergreen fund structure pursuing PIPE (Private Investment in Public Equities) investments in Brazil and (2) our private credit fund which is a closed-end
CLO structure pursuing credit investments in Brazil.
In addition to these products, we see a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America. Our advisory and distribution platform, launched as a result of our combination with Moneda, had an aggregate AUM of US$2.1 billion as of December 31, 2021 and plays an important role on our aspiration of becoming the conduit of capital for alternative investments coming to and from Latin America.
Platform overview by asset class as of December 31, 2021

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e., local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value.
Investment Performance
Since our inception in 1994 and as of December 31, 2021, in our flagship private equity and infrastructure strategies alone, we managed the deployment of more than US$20 billion through capital raised by our products, capital raised in primary offerings in IPOs and follow-ons,
debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies. Since inception, we’ve completed approximately 100 investments and over 265 underlying transactions. As of December 31, 2021, approximately 51% and 61% of the total invested capital since inception for our flagship private equity products were marked above 2.0x multiple of invested capital, or “MOIC,” in U.S. dollars and Brazilian reais,
respectively (52% and 68% as of December 31, 2020, respectively). In addition, only 14% and 8% were marked below 1.0x MOIC in U.S. dollars and Brazilian reais
, respectively (12% and 7% as of December 31, 2020, respectively). Our Private Equity Funds IV and V are still not fully invested, which distorts the analysis against funds I-III, therefore they consider the commitment instead of invested capital to capture the full size of the investment thesis. Loss Ratio considers Loss Cash over Invested Capital (Cash) for companies with less than 1.0x MOIC. Success, or Home-Run Ratio considers committed capital over committed capital for companies with more than 2.0x MOIC.

As of December 31, 2021, when compared to PMEs, based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship drawdown funds delivered attractive excess returns. Infrastructure generated 13.3 percentage points, or p.p., above the PME MSCI LatAm and 3.6 p.p. over PME MSCI EM, while our flagship private equity funds generated 16.2 p.p. over PME MSCI LatAm and 6.8 p.p. over PME MSCI EM since inception. As of December 31, 2021 and 2020, the cash-weighted net IRR consolidated for all our flagship private equity and infrastructure products since inception was 11.2% and 13.2% in U.S. dollars and 20.2% and 21.8% in Brazilian reais
, respectively. As of December 31, 2021 and 2020, our equal-weighted net IRR, which is another usual metric to measure performance, was 28.7% and 28.8% in U.S. dollars and 30.5% and 31.0% in Brazilian reais
, respectively.
Drawdown Funds Investment Record as of December 31, 2021

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above US$500 million. This table includes funds below that threshold given their disclosure in our reporting since our IPO. Going forward, new funds will be reported as they reach the US$500 million threshold. Pooled returns are cash-weighted. Cash-Weighted Returns is a method for calculating the consolidated IRR from the aggregated actual cash flows of multiple funds. We apply this method to compare our returns to benchmarks. Equal-Weighted Returns is another method for calculating the consolidated IRR from the aggregated actual cash flows of multiple funds. The equal weighting is based on capital called, i.e., all cash flows, and NAVs of each fund in the portfolio are scaled in such a way that each fund has the same amount of total called capital.

Credit and Public Equities Investment Performance as of December 31, 2021

Note: Includes investment performance for primary funds of strategies with Total AUM of US$500 million or more.
Our performance vs. industry.
As of December 31, 2021 and 2020, the consolidated cash-weighted net IRR in U.S. dollars for our private equity products was 14.1% and 16.0%, respectively.
We believe these results place us among the top private markets managers in the region in terms of performance. As of December 31, 2021, our flagship private equity products have returned a pooled cash-weighted net IRR of 14.1%, which exceeds the average of Latin American private equity managers by 10.5 p.p. Even compared to emerging Asia, which is recognized as a high growth region, our private equity funds delivered a 2.2 p.p. premium in 2021. If excluded co-investments,
our flagship private equity funds have returned a pooled cash-weighted net IRR of 15.0% as of December 31, 2021. Additionally, our returns have consistently placed our flagship private equity products in the top quartile of performance of funds in emerging markets in most vintages according to Hamilton Lane and Cambridge Associates.
Cash-weighted Net IRR Patria Private Equity vs. Cambridge Associates
25-Year
Pooled PE Returns

Source: Cambridge Associates as of September 2021 (latest information available). As of December 2021. Notes: Comparisons against the Cambridge Associates
20-Year
Pooled Private Equity Returns are used solely for purposes of comparison of certain markets and may include funds with material differences than the PE Funds (i.e., amount of fees and concentration of particular vintage years within the survey). (1) The real
/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021. Performance includes Fund I, Fund II, Fund III, Fund IV, Fund V and Fund VI and
co-investments.
Patria PE Fund performance is a composite that includes both the realized and unrealized valuations of the Patria PE Funds which held investments during the designated period.

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
Net IRR Patria Private Equity vs. Benchmark

Source
: Cambridge Associates, Hamilton Lane and internal analysis. As of December 31, 2021.
Our performance vs. public markets.
A key benchmark to private markets is the PME, public markets equivalent, which replicates the same investment cash flows (based on contributions and distributions) seen in a private equity investment to a chosen public market index and estimates its return. When compared to PMEs based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship funds delivered a strong premium. Infrastructure, for example, captured 13.3 p.p. on top of PME MSCI LatAm and 3.6 p.p. over PME MSCI EM as of December 31, 2021. We also believe we have consistently outperformed our benchmarks on both our credit and public equities strategies. See “—Credit and Public Equities Investment Performance as of December 31, 2021.”

Cash-weighted Net IRR Patria vs. PME MSCI | Private Equity	Cash-weighted Net IRR Patria vs. PME MSCI | Infrastructure

Source
: Internal analysis. As of December 31, 2021.

Our performance vs. Brazilian benchmarks.
We believe our fund’s performance in local currencies has been consistent and represents a strong premium over local liquid benchmarks as illustrated below.
Cash-Weighted Net IRR Patria vs. Benchmark (in R$) as of December 31, 2021
Private Equity

Infrastructure

Source
: Internal analysis.
Our Investment Approach
Our investment approach for our flagship drawdown funds, based on sector specialization, operational value creation, associative approach and gradual and disciplined portfolio construction, has been developed, tested and recognized during our more than 30 years of investments in Latin America. We strongly believe our investment approach has been primarily responsible for our returns. In addition, we believe it places us in an unparalleled position as a thought partner to our clients, who can trust us not only with their capital but also as supporter of their decision-making processes in private markets investments in Latin America.

Our Investment Approach

(1)	Since inception to December 31, 2021.
(2)	Includes professionals seconded to portfolio companies.
Our investment approach has been developed in the unique macroeconomic environment of Brazil, Chile and other Latin American countries. Our founding partners originally sought to devise an investment model that would not depend on economic cycles to perform positively. They sought to identify resilient sectors, significantly uncorrelated to the wider economy, to pursue investment targets. In addition, in the historical context of high cost of capital in the region, they focused on developing a value creation approach based on operational and governance improvements to invested companies. Finally, our partners sought to mitigate execution risks by seeking to partner with entrepreneurs and managers and to deploy capital prudently and gradually. Over time, we have continued to develop and refine our investment approach, while maintaining the core principles of our founding partners’ approach.
As the investment performance of our drawdown flagship products shows, we believe that our investment approach has proved to be successful, based on the regularity of our returns, and the continued outperformance of our funds versus liquid and illiquid benchmarks throughout several different economic cycles. See “—Investment Performance.” In addition, the large size of the industries in which we focus, combined with abundant operational value creation opportunities typical of developing economies, implies a significant capacity for capital absorption. Therefore, we believe our investment approach is a key enabler of our objective to generate “alpha” at scale for our clients.
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
Within those sectors, our investments have systematically outperformed sector benchmarks as measured by the MSCI Emerging Markets and MSCI All Country World indexes illustrated below for our Private Equity strategy as of December 31, 2021.

Notes:
(1)
Source: IBGE, CEPEA/ESALQ USP and Patria Research. Patria invested sectors are equally-weighted average of healthcare and education, agribusiness, logistics and storage, food beverage, and pharma & cosmetics. Patria core sectors: (i) Healthcare – e.g., Healthcare Services, Healthcare Products, Pharmaceutical Distributor, Fitness Clubs and Ophthalmic Services since 1994. (ii) Food and Beverage – e.g., Food Retail, Food Distributor and Food Producer since 1999. (iii) Agribusiness – e.g., Agriculture Inputs and Agriculture Inputs Distributor since 2011. (iv) Business Services – e.g., IT and Logistics since 1994. Other sectors are equally-weighted average of outsourcing services, fuels and lubricants, clothing & footwear, appliances & furniture, office material & IT, and manufacturing such as tobacco, printing and media, metals, electronic products, machinery, and automobile.

(2)
Since inception, as of December 31, 2021. Source: Capital IQ. Benchmarks: (1) Healthcare: MSCI ACWI/Health Care (Sector) Index (MXWD0HC); MSCI EM/Health Care (Sector) Index (MXEF0HC); RUSSELL 3000 Health Care Sector; (2) MSCI ACWI Agriculture & Food Chain Index; MSCI EM Agriculture & Food Chain Index; RUSSELL 3000 Agriculture Fishing & Ranching Industry; (3) F&B MSCI ACWI/Food Bev & Tobacco (Industry Group) Index, MSCI EM/Food Bev & Tobacco (Industry Group) Index and RUSSELL 3000 Foods Industry, (EM/Information Tech (Sect 4) MSCI ACWI IMI/Air Freight &
Logistics(Sub-Industry)
Index combined with MSCI ACWI/Information Tech (Sector) Index (MXWD0IT) to represent business services sector; MSCI EM IMI/Air Freight & Logistics(Industry) combined with MSCI or) Index (MXEF0IT) to represent business services sector; RUSSELL 3000 Transportation Miscellaneous Industry combined with RUSSELL 3000 Technology Sector to represent business services sector.

We also pursue investments in other sectors whenever opportunities are aligned with our investment criteria. Some of these include companies in residential condominiums and urban infrastructure solutions (e.g., self-storage warehouses), among others.
Our sector specialists are transaction professionals with several years dedicated to sourcing investments and executing deals, operating partners, and former CEOs of sector-leading companies, all of whom are immersed in the industries in which we focus. This allows us to better understand and anticipate trends, to develop original insights that might generate new investment theses, to map out each market and to create valuable relationships with owner-operators, to develop relationships with top executives who will come to work with us, and to pave the way for future exits by approaching potential strategic buyers. Such close relationships with market players, combined with the successful track record in each core sector, have supported our reputation as a valuable partner and hands-on
investor. This reputation, in turn, has been instrumental to our proprietary investment sourcing as well as to secure attractive entry prices for acquisitions.

Efficient framework for investing.
We believe we have developed a scalable and recognized investment process leveraging multiple modular investment teams supported by analytical tools and leading to a strong capital deployment capacity. In 2021 we deployed more than US$2.5 billion. We believe that our modular approach allows us to quickly grow our deal flow. Our analytical tools encompass due diligence and management playbooks and also include robust ESG requirements in line with global best practices.
Operational value creation.
We typically pursue investment strategies that can enable value to be created through operational improvements, without depending on economic cycles or financial engineering. We estimate that over 75% of value added to our private equity investments generally comes from direct operational improvements, such as revenue growth and margin expansion, and, with respect to our infrastructure investments, from capturing a development premium on green-field projects. We also estimate the remainder of the value added to our private equity investments comes largely from the multiple premium we capture by consolidating small to medium sized companies into sector leaders.
Private Equity performance disaggregation based on contribution to MOIC

Source
: Internal analysis.
(1)	Revenue growth and margin expansion.
(2)	Multiple expansion, capital call and change in ownership.
To coordinate our value creation agenda, we put together a management & transformation team which comprises: (1) a technical group composed of senior functional specialists, hired from the top ranks of global leading companies who are specialized in engineering and construction, finance and governance, strategy, sales, human resources, digital, operations, among others; and (2) a strategic planning and project management team composed of chief transformation officers, hired from strategic consulting firms but also with practical experience who are seconded to portfolio companies to manage our value creation plans.
Gradual and disciplined portfolio construction.
In order to mitigate execution risks by way of portfolio construction, we have developed a disciplined, staged capital deployment approach, in order to allow our drawdown funds to allocate more capital to our best-performing investments over time. As a by-product
of such approach, our funds manage to mitigate currency impacts, as the gradual capital deployment helps to average out foreign exchange fluctuations over the long term. This can be achieved, for example, with acquisitions paid in multi-year installments and with each fund undertaking acquisitions over several years.
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

Our Competitive Strengths
Since our inception, we have grown to become one of the leading alternative investment firms focused on investing in Brazil, Chile and elsewhere in Latin America in terms of capital raised. We believe the following competitive strengths allow us to capitalize on industry trends and position us well for future growth:
Sustained strong investment performance track record across market cycles.
We have produced strong long-term investment performance across our product offerings, generating consistent outperformance relative to benchmarks. The returns place our flagship private equity program in the top quartile of emerging markets private equity funds in most vintages as shown in data from Hamilton Lane and Cambridge Associates. Both flagship private equity and infrastructure products have returned a relevant alpha over PME MSCI Latin America and MSCI Emerging Markets, varying from 3.6 p.p. to 16.2 p.p. in excess to the indexes since inception and as of December 31, 2021. See “—Investment Performance.” We also believe we have consistently outperformed our benchmarks on both our credit and public equities strategies. See “—Credit and Public Equities Investment Performance as of December 31, 2021.” As important as the performance itself, our returns are consistent across vintages, demonstrating the robustness of our investment approach See “—Our Investment Approach.” Our analytical tools, research capabilities, databases and processes have been developed and refined over more than 30 years of experience in successful investing, creating an investment methodology that is repeatable and sustainable, but difficult for competitors to replicate.
Strong client relationship model and capital raising capabilities.
We are one of the leading alternative investment firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. We have raised a total of US$16.8 billion since inception as of December 31, 2021, with a total of US$9 billion raised since 2015 including co-investments.
As of March 7, 2021, Preqin’s database on fund managers ranks us as number one asset manager in the region for both private equity and infrastructure in terms of funds raised in the last 10 years. Our capital raising capabilities currently rely on a team of 58 individuals ranging from client coverage and product specialists to investor relations officers. Our product specialist officers on the investment team have deep knowledge of investment and portfolio strategy and performance, not only to keep LPs and prospective LPs well-informed but also to promote a clearer understanding and deeper appreciation of our strategy, thus facilitating a richer dialogue and exchange and fostering a stronger bond with our LPs. We have accumulated years of data regarding the investment criteria and transaction behavior of many LPs, and we are well positioned to match our clients with the most appropriate investment opportunities.
Our team operates within a well-defined relationship model that leverages our Salesforce platform to control and monitor several investor relations performance metrics, as well as to institutionalize the broad knowledge of the decision-making governance of client organizations, and to ensure that specific interlocutors within each client are addressed by our officers most specialized for a conversation of mutual relevance. Such a relationship model is part of a broader, go-to-market
approach that includes successive phases of prospection, premarketing, and marketing through which we seek to identify, develop and monitor potential demand for each of our products so as to mitigate product-launch risk and to optimize the volume and timing of our capital raising processes.

Total amount raised for flagship drawdown funds (in US$ billions)(1)

(1)	As of December 31, 2021.
Our ability to access key decision-makers, to understand our clients well, to respond to their needs and priorities, and to make our message well understood is translated into strong capital raising and distribution capabilities that, although positively supported by investment performance, we believe are recognized by our clients as among our distinctive strengths. We believe our capital raising capabilities are scalable to support our growth plans, based on our team, disciplined relationship-model and systematic go-to-market
approach.
Distribution Structure | Global Presence

Source
: Internal analysis. As of December 31, 2021. Geographic allocation does not include Patria GP commitments.
(1)	The real /U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021.

Highly attractive and scalable business model with robust growth trajectory.
We participate in an industry that is growing rapidly. We believe we are among the market leaders in our industry in Latin America and have a strong reputation in investing and client service and our goal is to exceed the industry’s growth rate, driving continued expansion of our recurring management fees and incremental performance fees. From 2009 to 2021, our AUM increased at a compound annual growth rate, or “CAGR,” of 21%. For details on our AUM growth, see “—Our Business.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. The first provides us with highly predictable cash flows, given our funds’ terms. Performance fees give us the possibility of upside remuneration associated with performance. As of December 31, 2021 and 2020, the sum of our net accrued performance fees was US$348 million and US$276 million, respectively. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance.” As of December 31, 2021 and 2020, approximately 67% and 85% of our AUM was eligible for performance revenue. As of December 31, 2021, over 85% of our drawdown private equity and infrastructure combined assets under management was subjected to catch up, of which approximately 90% was subjected to full catch-up.
The full
catch-up
clause is intended to make the manager whole so that the performance fee is a function of the total return and not solely the return in excess of the preferred return. Given the highly recurring nature of our earnings, we have paid substantial dividends. In the years ended December 31, 2021, 2020 and 2019, dividends paid to our shareholders were US$119.8 million, US$64.5 million and US$46.9 million, respectively. In addition, on March 16, 2022, we paid dividends to our shareholders in an aggregate amount of US$23.6 million.
The long-lived, stable nature of our positive working capital enhances the resiliency of our business model. The nature of our operations enables us to collect part of our management fees at the beginning of each semester (as deferred revenues typically recorded in interim periods) before incurring day-to-day
business expenses. Adding to the strength of our balance sheet, we do not have relevant debt obligations and do not depend on leverage to grow. Our exponential growth in AUM was accompanied by relevant investments in our systems and back office. Automatized and efficient, our back office is scalable for larger volumes of investments and can accommodate growth without material investments in infrastructure.
Seasoned management team with entrepreneurial spirit and professional culture.
 As of December 31, 2021 we had a senior management team, composed of 78 members. Our partners have been working together for more than 17 years, while partners and directors for more than 6 years on average. The senior team is highly aligned with our clients’ objectives, with sizable capital commitments to our active funds. Our team includes more than 115 investment professionals and 58 client coverage professionals based in São Paulo, Santiago, New York, London, Dubai, and Hong Kong. Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance, or “ESG,” standards. Our operating partners, usually former
C-level
executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team. We also have what we believe to be one of the best entry-level programs in our sector: Patria Academy, our internship program with approximately 100 applicants per position. We also offer our employees the opportunity to rotate between multiple roles. For more information on our management, see “Item 6. Directors, Senior Management and Employees.”
Our entrepreneurial spirit, professional culture, and partnership proposition disseminated at scale are powerful variables that contribute to our execution capabilities and, most importantly, to the attraction and retention of talent across all our different areas. We believe that our recognized brand, aligned with our award-winning internship program, allows us to attract the best-in-class
students from top universities, thus we are constantly sourcing young talent. Our name, together with our cutting-edge deals, and our multiple and challenging career path, attracts the best people in the market. Our culture, aligned with a meritocratic environment and a partnership open to all and fast career development, helps us to retain our talents.
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

Our more than three decades of successful investments in Latin America have made Patria one of the most recognized private markets investors in the region, especially in the industries in which we focus. Our strong reputation in the Latin American business community attracts talented entrepreneurs, who naturally approach us when seeking a partner to grow, allowing Patria to invest at attractive entry valuations.
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
Total Commitment by Vintage(1)
(in US$ billions)

(1)	Includes indirect investors and direct co-investors in portfolio companies. Excludes Moneda Asset Management as combination was completed in December 2021.

Fundraising in Brazil | Commitment by Vintage(1)
(in R$ billions)

(1)	Includes indirect investors and direct co-investors in portfolio companies.
We believe we are among the market leaders in fundraising for private markets in Latin America among Latin America-based private markets managers. As of March 7, 2021, Preqin’s database on fund managers ranks us as number one asset manager in the region for both private equity and infrastructure in terms of funds raised in the last 10 years. We believe that the following will continue to serve as the primary drivers of our growth:
Grow addressable market.
 Alternative investments are expected to continue to grow vigorously and sustainably in the long term. According to Preqin’s special report, The Future of Alternatives 2025, published in 2020, assets under management, or “AUM,” in alternatives is expected to continue to grow, rising at a CAGR of 9.8% from 2020 to 2025 to reach US$17.2 trillion by 2025. We believe that many global investors are currently underinvested in private markets asset classes and that capturing capital inflows into private capital investing from international global markets represents a significant growth opportunity for us. We believe that global investors will increasingly: (1) search for higher returns, especially by institutional investors, as they face challenges to reach target returns or to close actuarial gaps, (2) seek more exposure to the consistent historical outperformance of private versus public markets, and (3) make use of significant liquidity available in financial markets.
We believe the penetration of Latin American investments as a share of total global private markets investments can increase from the historically low levels. According to Preqin database, as of September 2021, AUM managed by Latin American managers accounted for less than 1% of global AUM, while Latin America GDP in 2020 represented 5.6% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially, driven by positive economic and currency cycles and the low correlation between the Brazilian economy and global economy, which makes Brazil an attractive diversification alternative for global investors.
Continue to diversify and grow our client base of large global investors.
We have a strong, diversified and sophisticated client base of over 500 LPs, of which the top 20 investors accounted for approximately US$6.5 trillion in AUM. As of December 31, 2021, our investors included: (1) 8 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments); (2) 9 out of the world’s 20 largest pension funds; and (3) 5 out of the U.S.’s 10 largest pension funds. On the latest funds raised for our flagship drawdown products, the commitments among recurring clients increased by over 33%. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments globally and in Brazil and Chile, such as high-net-worth
individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them only recently have begun to invest in, or increase their allocations to, private markets investments.

In this context, today’s largest private market investors are expected to continue their growth trajectory and diversification, establishing presences in an increasing number of high-growth geographies. We intend to continue building relationships with investors around the world and to position ourselves to participate in the growth of the global private markets. We believe we are uniquely capable of pursuing the opportunities arising from increased allocations among institutional investors and the rapid wealth creation globally among high-net-worth
individuals because of our strong brand and reputation, particularly in Latin America, multi-office resources, top talent teams of investment professionals and comprehensive suite of products and services. We also plan to continue sharing interesting co-investment
opportunities with our clients and act as their thought partner by leveraging our transparent and robust reporting process and our experience in macroeconomic and sector-specific trends in Latin America, particularly in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others.
We believe our existing long-term relationships have been built not only through the consistency of our track record and the trust we have engendered over the years, but also through other aspects, such as:

•	Sharing interesting co-investment opportunities : In the last five years, we offered more than US$2.5 billion in co-investment opportunities to our LPs;

•
Acting as a thought partner to our clients
: We are often sought by our client base as a knowledge reference on macroeconomic and sector-specific trends in Latin America, given our successful track record as an investor in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others; and

•	Our robust and structured reporting process : We offer transparent and regular disclosure of our funds’ performance, as well as detailed information on our portfolio of companies and investments.
As a result of our consistent track record and the trust we have been able to gain and nurture, many of our clients have been supporting us for many years. On the latest funds raised for our flagship drawdown products, the commitments among recurring clients increased by over 33%. We intend to capitalize on these competitive strengths to expand the relationships with our existing clients and to pursue opportunities in new client segments such as high-net-worth
individuals, regional and local institutional investors, and affluent mass investors, both in Latin America as well as globally.
Continue to increase our product portfolio.
Starting from our traditional private equity platform, we developed a wide range of products to better meet the needs of our ever-growing client base. In addition, aligned with our IPO strategy, we added complementary products to our portfolio as a result of our combination with Moneda Asset Management. Today, our portfolio comprises sophisticated private equity and infrastructure funds as well as more accessible products such as our Constructivist Equity Fund and listed infrastructure core and real estate funds.
We believe there is growing demand for an expanded product offering leveraging our investment approach and current capabilities, which could address the specific needs of both our current global institutional client base and potential Latin American investors, including institutional funds, private wealth managers and affluent retail investors. We expect to continue developing new offerings, including, for example, more co-investment
alternatives and sector- or thematic-focused funds (e.g., Core Infrastructure and Impact Private Equity). We also plan to continue to seek strategic partnerships, including mergers and acquisitions, to expand our portfolio of products, our geographical reach and to strengthen our distribution channels.
Expand access to channels.
While we have established a solid direct communication program with global institutional investors, we aim to continue leveraging our existing investor relations and marketing capabilities to access new relationships and investor segments. In addition to continuing to cultivate our rich direct relationships with our current global client base, we expect that deepening our relationships with distributors, private banks, and digital platforms may significantly enhance the marketing potential of our products in Brazil and Chile, in Latin America and globally.
Tap a growing demand for private market investment products in Latin America
. We believe that we are uniquely positioned to reap the benefits of the financial deepening in Latin America, which is expected to continue growing demand for alternative investment products. We believe our platform has the investment track record and distribution expertise required to expand our capital raising in Latin America by leveraging and expanding our existing local investment products.

Environmental, Social and Corporate Governance—ESG
We have integrated relevant environmental, social and governance, or “ESG,” dimensions into our risk-return investment analysis and decisions. Our ESG approach is governed by our responsible investment policy, issued in 2019, aiming to create guidelines for the implementation of ESG initiatives. Our policy identifies how
ESG-related
elements are considered in investment decisions and asset management activities of our portfolio companies from inception/investment until divestment.
We believe our investments have positive impacts in the Latin American markets considering the volume of investments and the sensitivity of the industries in which they operate. With this, our investment philosophy is based on long-term value creation through strict investment guidelines and governance principles.
Our ESG risk management practices are a relevant part of our way of doing business and also an important support to our value creation proposal. To underpin this approach, in January 2020, we became a signatory to the Principles for Responsible Investment (PRI), an independent institution supported by the United Nations (UN).
Our ESG practice is based on three pillars:

•
Impact
core business
. Investment, whenever possible, in companies whose core business has the potential to positively impact society: “
Real benefits for people, communities, the market and the countries where they operate.
”

•
Risk management
. ESG material risk management, which may negatively impact our stakeholders. We seek to define key performance indicators, or “KPIs,” and action plans for our portfolio companies that are aligned with our own governance and compliance standards: “
Do the right thing;
” and

•
ESG Initiatives
. Fostering ESG opportunities at portfolio level that are aligned with our values/constitution, focusing on value creation and positive financial returns: “
Turning ideas into real business opportunities.
”

Our approach to ESG integration along the investment cycle is summarized below:

Investments
•   IFC exclusion list is applicable to all investment screening processes;
•   Due Diligence with ESG factors to foster adherence to our policies;
•   Analysis of key ESG issues are a part of our investment committee decisions;
•   Have records of our investment committee review on the ESG topics; and
•   Evaluation of ESG opportunities that can generate results.

Monitoring	• ESG topics follow-up by the ESG Forum (institutional KPIs) and by our management committee; • Business units are responsible for ESG risk management and monitoring; and • Annual reports.
Divestments
•   At the end of the investment cycle, we provide our potential buyers or future investors with information and reports about each company’s
 ESG risks and opportunities, managing practices and monitoring results
.

Our practice includes a team assigned to monitor the overall development of ESG issues at the institutional level and support the management of practices within the portfolio level. Our ESG governance structure is formed by our management committee, the ESG forum, our compliance committee as well as within the operation of each of our portfolio companies.

•
Management committee.
Our management committee defines ESG initiatives to be fostered in investments, aiming to generate value, either for the purpose of avoiding contingencies or for the purpose of generating direct financial return with cost reduction, asset appreciation, productivity gain, talent retention and decreased turnover, among others.

•
ESG forum
. Our ESG forum is a working group with professionals from different areas across our company. It is responsible for reviewing ESG risk indicators to ensure consistency, setting a common taxonomy among them and fostering the implementation of ESG initiatives approved by the management committee, among others.

•
Compliance committee
. Our compliance committee is responsible for monitoring our ESG risks, including in our portfolio companies. It may investigate complaints or indications of potential noncompliance with our internal policies, applicable law and regulation and assessing whether to submit notices to regulatory bodies and other authorities when applicable. It is also responsible for recommending and applying internal sanctions to our employees.

•
Portfolio companies
. Our managers oversee our portfolio companies’ ESG progress and are responsible for ensuring the consistency with the responsible investment policy, as well as incorporating ESG practices throughout the investment cycle. Methodology and procedures to address ESG issues may differ within our portfolio companies to allow each of them to focus on material aspects and on identifying risks and opportunities related to possible investments in advance. Overall, the ESG material risks are identified based on the Sustainability Accounting Standards Board, or “SASB,” industry standards, and the opportunities are sought based on the United Nations sustainable development goals, or “SDGs.”

We believe we have crafted a solid investment strategy, which has evolved since our inception, in line with our business philosophy of creating value with purpose. We target investments in key projects, which can contribute to the socioeconomic development of the regions in which they operate, and continually seek to improve ESG practices across all investments aiming to get better returns for our investors while creating value to society.
People & Career
We work tirelessly to attract, develop and maintain our talent. We believe in the collective, but we recognize the importance of each one of our team members. We look for the best in class, the problem-solvers, who approach challenging issues with an innovative and creative mindset, striving for excellence in everything they do. We value the proactive and hands-on
individuals carrying an entrepreneurial spirit to transform ideas into real opportunities.
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
We have a simple yet structured employee life cycle. On recruiting, we run well-reasoned processes looking for people with our values and a good fit within our culture and the required technical background and compatible experience with their activity and seniority. On career development, we aim to have multiple learning possibilities, giving equal development opportunities to all employees. The speed of growth is individual and always related to performance. We also have processes to incentivize everyone to take an active approach towards planning and developing their careers. Regarding performance management, all of us are assessed at least annually through a
360-degree
review where we are evaluated by our subordinates, superiors, peers and across practice areas. We have three ways of recognizing an investment professional’s performance: (1) promotion; (2) allocation of additional responsibilities; and (3) compensation increase. Our compensation structure is consistently aligned with the performance of our funds and the investment cycle of our businesses. To match this business model, we deploy a competitive compensation package with an emphasis on variable and long-term compensation. Our short-term compensation consists of base salaries aligned with market standards and cash bonuses which are variable and designed to reward performance. Our long-term incentive plans were designed to foster adherence to our culture and values.

Corporate Management & Services Platform
Scalable and Robust Platform

(1)	4-tier governance layers refer to the type of capacities present in our governance—strategy, protection, investment & divestment, managerial execution.
Our product lines act independently to preserve each of our funds’ mandates with their respective investors and strategies. Nevertheless, all products are managed as one company and profit from the synergies and scalabilities of a solid corporate services platform based out of our main corporate and management office in George Town, Cayman Islands.
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
Our compliance, code of ethics
 & policies.
We have developed a code of ethics and rules of conduct that reflects our mindset on how business should be done and how people should behave to preserve and protect our values and reputation. We have developed a robust set of policies to govern our daily activities, especially with regards to protecting the interests of our investors, including but not limited to: anti-money laundering, confidentiality, documentation retention, conflicts of interest, employee trading, gifts and entertainment.
Our Information Technology.
We have
state-of-the-art
infrastructure technology aligned with best practices. We work for high performance and availability having all critical assets configured to be fault-tolerant to sustain operations in the event of a major failure. We keep appropriate backups through a disk-based approach with data deduplication and an
“air-gapped”
(or fully offline) backup. We have a comprehensive and highly available disaster recovery, or “DR,” strategy and solution with multiple layers of redundancy: our file and mail servers are replicated in real time to the DR site, our maximum data loss in the event of a disaster is 15 minutes, and we perform disaster recovery tests regularly. Finally, we are evolving towards browser-based applications, delivered through software as a service as they are easier to maintain, improve and roll out and are the right fit for most of our business activities, giving us the agility we need with known and recognized security structures.

We classify our security working effort in four categories: (1)
 monitoring
—maintaining a diligent monitoring process aiming to identify potential threats in both internal and external environments; (2)
 protecting
—implementing leading protection technologies ensuring confidentiality, integrity and availability; (3)
 responding
—providing quick response, blocking and isolating the source of malicious behavior or content; and (4)
 educating
—creating a security-aware culture through unique and innovative training exercises, constructing employee’s engagement.
On December 1, 2021, we completed our previously announced combination with Moneda Asset Management SpA, or “Moneda,” a leading asset manager headquartered in Chile. See “—A. History and Development of the Company—Our History—Combination with Moneda Asset Management” for additional information. Accordingly, we began consolidating Moneda and its subsidiaries as from December 1, 2021, and, accordingly, we are currently working on corporate management and services synergies between both firms.
Competition
We compete with a number of strategic buyers, wealthy individuals, private equity funds and other financial services companies such as hedge funds that seek acquisition opportunities in Brazil, Chile and other Latin American countries. The strategic buyers we expect to compete with will vary based on the industry in which the potential acquisition target operates. The asset management industry is intensely competitive, and we expect it to remain so. We compete both globally and on a regional, industry and sector basis. In particular, within our asset management business, we primarily compete in the market for investment products in private equity, infrastructure, credit, real estate sectors, fixed income instruments (private and public credit) and public equities and in fund distribution, including certain funds managed by third parties. Our asset management business competes with a number of private equity funds, specialized investment funds, hedge funds, funds of hedge funds and other sponsors managing pools of capital, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds). We compete on the basis of a number of factors, including investment performance, transaction execution skills, access to capital, access to and retention of qualified personnel, reputation, range of products and services, innovation and price.
In our asset management business, we compete with a larger number of financial institutions and asset managers which, in some cases, have much larger amounts of assets under management or offer a more diverse variety of financial products. We face competition both in the pursuit of outside investors for our investment funds and in acquiring investments in attractive portfolio companies and making other investments. Although many institutional and individual investors have increased the amount of capital they commit to alternative investment funds, such increases may create increased competition with respect to fees charged by our funds. Certain institutional and other sophisticated investors have demonstrated a preference to in-source
their own investment professionals and to make direct investments in alternative assets without the assistance of private equity or public equity advisers like us. We compete for investments with such institutional investors and such institutional investors could cease to be our clients.
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

In addition, in recent years in Brazil, the equity capital markets have been a significant competition to our business by providing equity funds to companies in need of financing. The same applies to our business in public equities and fixed income funds managed by Moneda, which faces increasing competition to source institutional clients and in the distribution segment of offshore funds. In all of our businesses, competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—The asset management business is subject to substantial and increasingly intense competition.”
Regulatory Overview
We are subject to government authorizations in the jurisdictions in which we operate and conduct our activities.
Our subsidiary Pátria Investimentos Ltda. performs activities that are subject to regulation in Brazil by the CVM and is a member of the Brazilian Financial and Capital Markets Association (
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais
), or “ANBIMA,” and the Brazilian Private Equity and Venture Capital Association (
Associação Brasileira de Private Equity e Venture Capital
), or “ABVCAP.” As required by the applicable Brazilian regulation, both Pátria Investimentos Ltda., or the “Brazilian Regulated Entity,” is authorized to operate by the CVM, as follows:

•	the Brazilian Regulated Entity is authorized to perform portfolio management services for all types of investment funds in Brazil, or “Investment Funds;” and

•	the Brazilian Regulated Entity is authorized to provide fiduciary administration services for Brazilian investment funds.
The Brazilian Regulated Entity duly authorized to act in the distribution of quotas of the Investment Funds that are manage by it, pursuant to CVM Resolution No. 21/2021, which allows asset management companies to perform distribution activities, however, with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third parties. To perform such distribution activities, the Brazilian Regulated Entity must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements to the clients’ investor profile, (2) registration of clients, payment of redemptions, amortizations and/or investment orders to and from the clients’ accounts, (3) anti-money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant Investment Fund, and appoint an officer to ensure that these rules are properly observed.
Furthermore, the Brazilian Regulated Entity is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940, as amended, as it acts solely as an adviser to private funds and has assets under management, as defined in Rule
203(m)-1,
in the United States of less than US$150.0 million. See “Item 3. Key Information— D. Risk Factors—Certain Factors Relating to Our Business and Industry—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected.”
Our subsidiaries in Bogota (Colombia) – Patria Investments Colombia S.A.S. – and Santiago (Chile) – Patria Investments Chile SpA – are
non-regulated
subsidiaries that provide investment advisory, marketing and investor relations activities. Our subsidiary in New York (United States) – Patria Investments US LLC – provides marketing and investor relations activities and is also a non-regulated
subsidiary.
Our Cayman Islands subsidiary, Patria Finance Limited, is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940, as amended, as it acts solely as an adviser to private funds and has assets under management, as defined in Rule
203(m)-1,
in the United States of less than US$150.0 million. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected.”

Patria Finance Limited is also registered with the Cayman Islands Monetary Authority, or “CIMA,” as a registered person under the Securities Investment Business Act (As Revised) of the Cayman Islands, or “SIBA.” SIBA and related regulations are the framework which governs the regulation of persons carrying on securities investment business in or from the Cayman Islands.
Patria Finance Limited holds a trade and business license in the Cayman Islands issued on March 13, 2018 by the Trade and Business Licensing Board under the Trade and Business Licensing Act (As Revised), which allows it to carry on trade or business in or from within the Cayman Islands. Patria Finance Limited has physical presence in the Cayman Islands and is registered with CIMA, as a registered person under the SIBA.
Moneda S.A. Administradora General de Fondos is a licensed Chilean investment manager subject to the Chilean funds law (Law No. 20,712), the Chilean securities law (Law No. 18,045) and the Chilean corporations law (Law No. 18,046). It is subject to the oversight and control of the Financial Markets Commission (
Comisión Para el Mercado Financiero
), or “CMF,” as well as the Financial Analysis Unit (
Unidad de Análisis Financiero
).
Moneda Corredores de Bolsa Limitada is a licensed Chilean stockbroker and custodian subject to the Chilean securities law. It is also subject to the oversight and control of the CMF.
Moneda USA, Inc. is a registered U.S. investment adviser, subject to the U.S. Investment Advisers’ Act of 1940, as amended. It is subject to the oversight and regulation by the U.S. Securities and Exchange Commission.
Moneda International Inc. is a licensed British Virgin Islands business company with license to deal in investments, arrange deals in investments, and act as investment manager and as an investment advisor. It is subject to the oversight and control of the British Virgin Islands Financial Services Commission.
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

•
U.K.: authorized as a MiFID Exempt CAD Firm by the FCA, an Exempt CAD firm with limited core Markets in Financial Instruments Directive (MiFID) activities and services: 1. A1 (Reception and transmission of orders in relation to one or more financial instruments); and 2. A5 (Investment advice); and

•	Uruguay: authorized as a portfolio manager by the Central Bank of Uruguay. The license was granted on March 11, 2022.
Our SPAC subsidiaries in Cayman Islands (Patria SPAC LLC and Patria Latin American Opportunity Acquisition Corp.) are
non-regulated
entities and are not subject to the CIMA regulations.
Kamaroopin Gestora de Recursos Ltda., the asset manager in which we have acquired 40% of minority equity stake, is subject to regulation in Brazil by the CVM and is a member of the Brazilian Financial and Capital Markets Association (
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais
), or “ANBIMA,” and the Brazilian Private Equity and Venture Capital Association (
Associação Brasileira de Private Equity e Venture Capital
), or “ABVCAP.”
Main Regulatory Entities
The main regulatory authorities to which our subsidiaries are subject to are, in Brazil, the CVM, the Central Bank and the CMN; in the Cayman Islands, CIMA; and in Uruguay, the Central Bank of Uruguay. In addition, the Brazilian Regulated Entities are subject to the self-regulatory rules issued by B3, ANBIMA and ABVCAP. We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP.

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

•	controlling and supervising the Brazilian securities market through, among others:

•	the approval, suspension and delisting of publicly held companies;

•	the authorization of brokerage firms to operate in the securities market and public offering of securities;

•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;

•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

•	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.
ANBIMA and ABVCAP
ANBIMA and ABVCAP are private self-regulatory associations of asset managers and other entities, which, among other things, establish rules as well as codes of best practices for entities operating in the Brazilian capital market. ANBIMA and ABVCAP also establish punitive measures in case of noncompliance with its rules. ABVCAP’s self-regulatory authority is restricted to FIPs.
Pursuant to ANBIMA’s bylaws, any change of control or change in the organization structure of a member—such as the merger of Patria Infraestrutura Gestão de Recursos Ltda. into Pátria Investimentos Ltda. or our initial public offering itself – has to be notified by such member to ANBIMA. ANBIMA may request that a member which had its control or organizational structure changed reapplies for association and the decision on the readmissions is subject to a discretionary decision of ANBIMA’s ethical committee and the fulfillment of specific procedures.
Punitive Sanctions
Legal violations may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.
Law No. 13,506 and CVM Resolution No. 45 of August 31, 2021, as amended, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements that may be imposed by the CVM. Among other matters, Law No. 13,506:

•
limits fines imposed by the CVM to the greater of the following amounts: R$50.0 million, twice the value of the irregular transaction or offering, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to triple the amounts above;

•	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;

•	imposes coercive or precautionary fines of up to the greater of between (1) 0.1% of the prior fiscal year’s consolidated revenues of the economic group of the fined entity and (2) R$100,000.00;

•	prohibits offending institutions from participating in securities markets; and

•	provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years;
Penalties may be aggregated, and are calculated based on the following factors:

•	gains obtained or attempted to be gained by the offender;

•	economic capability to comply;

•	severity of the offense;

•	actual losses;

•	any recurrence of the offense; and

•	the offender’s cooperativeness with the investigation.
Additionally, CVM Resolution No. 47, of August 31, 2021, provides for the application of fines for the delay in disclosing information the disclosure of which is required either periodically or eventually (ordinary fines) or as a consequence of a specific order from the CVM (extraordinary fines). Ordinary fines may amount to R$1,000.00 per day, while extraordinary fines may amount to up to R$10,000.00 per day, whereas, in case of an abnormality that needs correcting, the Board of Commissioners of the CVM may set extraordinary fines at the highest between (1) 0.1% of the last fiscal year’s consolidated revenues of the economic group of the fined entity and (2) R$100,000.00.
Relevant Applicable Law to Asset Management Activities in Brazil
Pursuant to Law No. 6,385 of December 7, 1976, as amended, or “Law No. 6,385/76,” the distribution and issuance of securities in the market, trading of securities, management and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The applicable regulatory framework in Brazil is further supplemented by regulation issued by the CVM, CMN and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter
organized markets and securities exchanges, that govern their members and participants, (for example, B3, the ANBIMA and the ABVCAP).
Licensing Requirements
As to the asset management activities in Brazil, the CVM Resolution No. 21/2021 defines asset management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of clients. CVM Resolution No. 21/2021 provides for two categories of asset managers: (1) fiduciary administrator and/or (2) portfolio manager.

To be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have its headquarters in Brazil; (2) have fiduciary administrator or securities portfolio management, as applicable, as a corporate purpose and be duly incorporated and registered with the Legal Entities Taxpayer Registration—CNPJ; (3) have one or more officers duly certified and approved by the CVM to take on liability for fiduciary administration or securities portfolio management, as applicable, pursuant to CVM Resolution No. 21/2021; (4) appoint a compliance officer and, in the case of portfolio managers, also a risk management officer; (5) appoint a distribution officer, if the entity distributes shares of Investment Funds administrated or managed thereby, as applicable; (6) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21/2021, and who are not unable or suspended from occupying a position in financial institution or other entities authorized to operate by the CVM, the Central Bank, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (7) put in place and maintain personnel and IT resources appropriate for the size and types services to be rendered; and (8) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21/2021.
Under CVM Resolution No. 21/2021, asset management services providers must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their clients and perform their duties with the aim of achieving their investment objectives.
This same regulation requires asset management services providers to maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (
formulário de referência
); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21/2021; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the Company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.
Moreover, under CVM Resolution No. 21/2021, asset management firms are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets, except for the cases provided for in the public—private partnership guarantee fund by-laws
and under certain circumstances set forth in the regulation; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading the securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.
Internal Compliance Procedures
CVM Resolution No. 21/2021 requires that asset management firms maintain internal compliance procedures.
Regulation Against Money Laundering in Brazil
Law No. 9,613 of March 3, 1998, as amended, plays a major regulatory role in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The Anti-Money Laundering Law also created the Council of Control of Financial Activities (
Conselho de Controle de Atividades Financeiras
), or “COAF,” which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Pursuant to the Anti-Money Laundering Law, banks, securities brokers, securities distributors, asset managers, leasing companies, credit card companies, insurance companies and insurance brokers, among others, must:

•	identify and maintain up-to-date records of their clients, for a period of at least five years;

•
keep
up-to-date
records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceeds the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities;

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

•	adopt anti-money laundering, or “AML,” internal control policies and procedures that are compatible with the size of the company;

•	register and maintain up-to-date records with the appropriate regulatory agencies;

•	comply with COAF’s requests and obligations;

•	pay special attention to any transaction that, considering the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; and

•	confirm to the applicable regulatory agency that no offending transactions have occurred.
Currently, CVM Rule No. 50, of August 31, 2021, provides for rights, obligations and guidelines related to anti-money laundering and combating the financing of terrorism, or “AML/CFT,” procedures applicable to asset management firms, such as the Brazilian Regulated Entities.
The provisions of CVM Rule No. 50 are listed below:

•
Risk-Based Approach.
Through their internal rules, procedures and controls, the entities subject to CVM Rule No. 50 should define the scope of analysis in their registration procedures and AML/CFT in accordance with a group of considerations, such as: (1) the scope of activities performed by the regulated entity; (2) the scale; (3) the complexity and diversity of transactions; (4) the client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models. It is important to note that the risk-based approach comprises two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.

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

•
Detailing duties of the officer responsible for AML/CFT and the possibility of appointing a single officer for the conglomerate.
CVM Rule No. 50 provides a description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness.

•
Regulation of the obligations arising from Law No.
 13,810/2019.
CVM Rule No. 50 is in alignment with Law No. 13,810/2019, which provides for the local enforcement of sanctions imposed by the United Nations Security Council resolutions, as well as the recommendations of the FATF.

•
Definition of steps for KYC procedures.
Entities subject to CVM Rule No. 50 shall adopt KYC procedures which at least include the following four (4) steps: (1) client identification; (2) onboarding; (3) due diligence; and (4) identification of beneficial owners.

•
Identification of Ultimate Beneficial Owner(s).
CVM Rule No. 50 provides a definition of ultimate beneficial owners as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a
CVM-authorized
manager) or certain foreign investors.

•
Alternative onboarding systems and simplified onboarding process for nonresident investors.
CVM Rule No. 50 allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, said rule maintains the simplified onboarding tool for nonresident investors, or “NRIs.” It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.

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

Relationships with Other Regulated Entities
The Brazilian Regulated Entities perform a range of fiduciary administration and portfolio management services to the Investment Funds under our management, as described above. In order to provide such services, the Brazilian Regulated Entity engages with local representatives and custodians to register and effect foreign investments in Brazil under CMN Rule 4,373, or the “4,373 Representatives and Custodians.” The 4,373 Representatives and Custodians are entities regulated by the CVM and the Central Bank, and are subject to the same AML/CFT rules described above, in addition to other rules on custody and representation applicable to nonresident investments in Brazil.
In addition, given that we currently only to perform fiduciary administration of Investment Funds that are FIPs, we engage third-party fiduciary administration to perform fiduciary administration services to our Investment Funds that are not FIPs, such as Real Estate Investment Trusts (
fundos de investimento imobiliário
—FIIs) or Credit Funds (
fundo
de
investimento em direitos creditorios
FIDC). In addition, in certain circumstances, we also delegate fiduciary administration services of the FIPs under our management.
Relevant Applicable Law to Securities Management Activities in the Cayman Islands
The Securities Investment Business Act (As Revised) of the Cayman Islands, or “SIBA,” sets out the legal framework governing the carrying-on
of securities investment business and requires persons or entities conducting licensable or registerable securities investment business activities to be accordingly licensed by, or registered with, CIMA.
The objective of SIBA is to define licensable and registrable securities investment business activities, and through the supervision, regulation and enforcement of the Cayman Islands Monetary Authority, or “CIMA,” ensure the same are being conducted at all times by fit and proper persons in compliance with the provisions of SIBA (and any related regulations and guidance notes), other applicable Cayman Islands law and accepted supervisory standards for the conduct of such securities investment business.

Licensing Requirements
Any Cayman Islands company, limited liability company, or partnership (whether general, limited liability or exempted) incorporated or registered in the Cayman Islands which intends to conduct, in the course of business, any securities investment business is required either: (1) to obtain a license, granted by CIMA, under SIBA, or a “Licensee;” or (2) to become a registered person with CIMA under SIBA, or a “Registered Person” unless they fall under one of the SIBA exemption categories. The securities investment business activities of entities incorporated or established in the Cayman Islands will be considered to be carried on in or from within the Cayman Islands. SIBA also applies to those who purport to carry on relevant securities investment business activities (even if the relevant securities investment business activities are not in fact carried on by that person).
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

•
arranging deals in securities (i.e., making arrangements in relation to securities with a view to another person (whether as a principal or an agent), buying, selling, subscribing for, or underwriting in securities, or a person who participates in the arrangements of buying, selling, subscribing for or underwriting securities);

•	managing securities belonging to another person in circumstances involving the exercise of discretion; and

•
investment advice (i.e., advising in relation to securities but only if the advice is given to someone in their capacity as investor or potential investor or in their capacity as agent for an investor or a potential investor and the advice is on the merits of that person (whether acting as principal or agent) buying, selling, subscribing for or underwriting a particular security or exercising any right conferred by a security to buy, sell, subscribe for or underwrite a security).

SIBA provides that Registered Persons must not conduct any securities investment business until they are in receipt of formal approval from CIMA to do so. Registered Persons are prohibited under SIBA from acting or functioning as a depositary in, or from within, the Cayman Islands. All Registered Persons are required to ensure that each and every shareholder, director and senior officer are “fit and proper persons” to the satisfaction of the CIMA. Registered Persons shall not be registered by CIMA “unless the applicant has satisfied CIMA that the applicant’s shareholders, directors and senior officers are fit and proper persons.” CIMA requires the submission and review of personal information in this regard and applies procedures in determining whether a person is fit and proper. Registered Persons of companies incorporated under the Companies Act must have a minimum of two directors, who are individuals or one corporate director each of whom is complying with the Directors Registration and Licensing Act, 2014, or the “DRLA.” Registered persons must account separately for their own funds and/or property, and the funds and/or property of each client.
Registered Persons must notify CIMA within 21 days of the occurrence of any of the following changes: (1) any changes to the information originally filed by the Registered Person in its application or annual declaration (save in respect of changes to client lists, which need be reflected only in each year’s annual declaration); (2) any change of directors or senior officers; (3) the issue, voluntary transfer or disposal of any legal or beneficial interest in any shares or interests; or (4) ceasing to carry on any securities investment business regulated activity in the Cayman Islands.
Cayman Islands Anti-Money Laundering Legislation
As a SIBA Registered Person, Patria Finance Limited is subject to the Anti-Money Laundering Regulations (As Revised) of the Cayman Islands (together with the Guidance Notes on the Prevention and Detection of Money Laundering, Terrorist Financing and Proliferation Financing in the Cayman Islands (or equivalent legislation and guidance, as applicable), and each as amended and revised from time to time, or “Cayman AML Regime”). The Cayman AML Regulations apply to anyone conducting “relevant financial business” in or from the Cayman Islands intending to form a business relationship or carry out a one-off
transaction.

Pursuant to the Cayman AML Regime, SIBA Registered Persons are required, in summary:

•
to have anti-money laundering officers appointed; i.e., an anti-money laundering compliance officer, a money laundering reporting officer and a deputy money laundering reporting officer, or the “AML Officers;”

•
to adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing, or “AML/CTF/CPF,” policies and procedures providing for the application of know-your-client, or “KYC,” client identification and verification procedures, a clearly documented “risk-based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the Registered Person to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity; and

•
to monitor, assess and test the AML/CTF/CPF procedures to ensure continuing internal compliance with all laws and regulations in relation to AML/CTF/CPF and any related sanctions under Cayman Islands law.

SIBA Registered Persons must act at all times in compliance with targeted financial sanction requirements under the Misuse of Drugs Act (As Revised), the Proceeds of Crime Act (As Revised), the Terrorism Act (As Revised) and the Proliferation Financing (Prohibition) Act (As Revised) to make a separate filing with the Financial Reporting Authority in the event that any assets relate to persons or entities subject to sanctions under those laws. Failure to comply would be a criminal offense and the directors, Officers and/or the AML Officers may also be held personally liable and subject to fines and/or imprisonment, if found to be negligent.
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, or “FRA,” pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, or “PCL,” if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the” FRA,” pursuant to the Terrorism Act, if the disclosure relates to involvement with terrorism or terrorist financing and property. If the issuer were determined by the Cayman Islands authorities to be in violation of the PCL, the Terrorism Act or the Cayman AML Regulations, the issuer could be subject to substantial criminal penalties and/or administrative fines.
Relevant Applicable Law to Asset Management Activities in Chile
Pursuant to Chilean Law No. 20,712 which replaced Law No. 18,815, the management of public funds in Chile may only be performed by regulated entities, namely general fund managers (
administradoras generales de fondos
). The applicable regulatory framework in Chile further comprises general regulations issued by the CMF and the Chilean securities law (Law No. 18,045).
Moneda S.A. Administradora General de Fondos is a special purpose corporation, whose existence requires the prior approval of the CMF and which may only manage third-party funds. There is a minimum capital requirement of CLF10,000.
Additionally, in order to manage public funds, there is a minimum guarantee requirement of the higher amount as between CLF10,000 and 1% of the average net worth of the fund.
Asset managers in Chile are established as corporations, therefore they must have a board to oversee compliance with the by-laws
of the fund and with the legal and regulatory provisions applicable to the managers.

Chilean law No. 20,712 provides for the following types of funds: (1) mutual funds;
(2) non-redeemable
investment funds; and (3) redeemable investment funds. The main distinction between these three types of funds is the payment date for redemptions where such are permissible. As of December 31, 2021, Moneda did not manage any mutual fund. A significant difference between redeemable investment funds and non-redeemable
investment funds is that the latter does not allow for
on-demand
redemptions, whereas the former must pay redemptions within 11 days.
Financial Markets Commission
The Financial Markets Commission (
Comisión Para el Mercado Financiero
), or “CMF,” is the main financial regulator in Chile. Its objective is to oversee the proper operation, development and stability of the financial market. It has oversight over all open-ended corporations, issuers of securities, stockbrokers, insurance and reinsurance companies, mutualities, special purpose corporations and banks. The CMF is empowered to issue regulations on all those industries and to impose fines and sanctions (including the withdrawal of a license and the approval, suspension and delisting of issuers or securities).
The CMF has issued several regulations to implement the guidelines applicable to the funds, including general ruling No. 365, which describes the main features and requirements of a Chilean investment and mutual fund and the main marketing and contractual obligations levied on the manager of such funds.
Chilean Anti-Money Laundering Provisions
In 2003, Law No. 19,913 created the Financial Analysis Unit, the watchdog for money laundering and terrorist and other crimes financing. Under this law, a set of individuals in industries heavy on cash payments are required to report certain unusual transactions and keep records for at least five years, as well as appointing a compliance officer responsible for anti-money laundering.
In 2009, Law No. 20,393 established provisions to impose sanctions on legal entities in connection with money laundering, financing of terrorism, improper inducements and bribes among others.
Relevant Applicable Law to Securities Management Activities in Uruguay
Uruguayan Law No. 16,696 and No. 18,627 and the Compilation of Rules of the Securities Market (
Recopilación de Normas sobre el Mercado de Valores
), or “RNMV,” set out a legal framework governing the carrying on of securities management business activities and requires persons or entities conducting such activities to be licensed as “portfolio managers” by the Superintendence of Financial Services, or the “STS,” of the Central Bank of Uruguay, or “CBU,” and together, the “SFS/CBU.”
The RNMV provisions define the requirements for such licensed securities management business activities, and through the supervision, regulation and enforcement of SFS/CBU, provide that conduct is enforced through proper persons in compliance (and any related regulations and guidance notes), other applicable Uruguayan law and accepted supervisory standards for the conduct of such activities.
Licensing Requirements
Any Uruguayan company incorporated or registered in Uruguay which intends to conduct, in the course of business, any securities management activities is required to obtain a portfolio manager license, granted by the SFS/BCU, under the RNMV to become a “licensee.” The securities management business activities of entities incorporated or established in Uruguay will be considered to be carried on within Uruguay.
Pursuant to the RNMV, the main activity that defines the portfolio manager license and requires the prior authorization of the SFS/CBU to operate, includes managing clients’ portfolios: consists of managing, on a discretionary and individualized basis, clients’ securities, making decisions on behalf of clients based on their objectives and needs, and within the framework of managerial powers of attorney provided by the holders of such investments.

In addition, portfolio managers can carry out only the following activities in the securities market:

•
provide investment advice on securities: delivering personalized recommendations that best suit the objectives and needs of clients in such matters of purchase, sale, lease, exchange or loan of securities, both publicly and privately offered, as well as maintaining or exercising any right conferred by such securities;

•
channel orders received from clients: channel to brokers such previously received orders from clients, for their execution both in formal trading markets (regulated and supervised by the financial authorities of the country where they are located) and outside the sphere of such markets
(over-the-counter
markets-OTC);

•	refer clients to other financial institutions: connect the client with such institutions and provide the necessary assistance to open an account in the respective institution; and

•	prepare investment reports and financial analysis relating to local or foreign securities markets, and to deliver general or non-personalized recommendations relating to securities.
The RNMV provides that portfolio managers must not conduct any securities management business activities until they are in receipt of formal approval from the SFS/CBU to do so. Portfolio managers are not allowed under the RNMV from acting or functioning as a depositary within Uruguay. All portfolio managers are required to ensure that each and every shareholder, ultimate beneficial owner, director and senior officer are “fit and proper persons” to the satisfaction of the SFS/CBU. The SFS/CBU requires the submission and review of personal information in this regard and applies procedures in determining whether a person is fit and proper. The SFS/CBU also requires the submission of a code of good practices and code of ethics to be adopted by portfolio managers, in accordance with the compilation of the stock exchange rules, and the constitution of a guarantee in favor of the CBU, for any obligations portfolio managers may assume with said entity or third parties in the course of the manager’s activity, as well as establishing a deposit with the CBU in the terms of the compilation of the stock exchange rules.
During the course of their activities, portfolio managers must notify the SFS/BCU of any changes made in the information submitted within a maximum term of 10 working days of their occurrence. They must also request prior authorization from the SFS/BCU to issue or transfer shares and to hire services from third parties that are inherent to their business, to inform the persons who are responsible for the execution of the procedures for safeguarding data, software and documentation; to communicate any changes in relation to indirect shareholders or ultimate beneficial owners, as well as to inform any relevant fact or special situation that may affect the development of its activity or the situation of its clients, immediately when it occurs or comes to its knowledge, not being able to exceed the following working day; to annually submit consolidated annual financial statements of the group to which the portfolio manager belongs, accompanied by the compilation report and individual annual financial statements, accompanied by the compilation report.
Uruguay Anti-Money Laundering Legislation
As a portfolio manager, Patria Investments Uruguay S.A. is subject to the Anti-Money Laundering Regulations of Uruguay, or the “Uruguay AML Regime.”
Pursuant to the Uruguay AML Regime, portfolio managers are required to:

•	have anti-money laundering officers appointed;

•
adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing, or “AML/CTF/CPF,” policies and procedures providing for the application of know-your-client” “KYC,” client identification and verification procedures, a clearly documented “risk-based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the portfolio manager to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity; and

•	monitor, assess and test the AML/CTF/CPF procedures to ensure continuing internal compliance with all laws and regulations in relation to AML/CTF/CPF and any related sanctions under Uruguayan law; and

•	produce reports of suspicious operations before the corresponding authority of the CBU, according to the Uruguay AML Regime.
If any employee of Patria Investments Uruguay S.A. knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to the Financial Analysis Unit of the CBU.

C.	Organizational Structure
On December 1, 2020, we entered into a purchase agreement among Blackstone and certain of its affiliates, Messrs. Alexandre T. de A. Saigh, Olimpio Matarazzo Neto and Otavio Lopes Castello Branco Neto, or the “Founders,” and certain entities affiliated with the Founders, or the “Founder Entities,” and Patria Brazil, in connection with the Purchase and
Roll-Up.
See “—A. History and Development of the Company—Our History—Corporate Reorganization” for additional information regarding our corporate reorganization.
For a chart showing our corporate structure and equity ownership after giving effect to our corporate reorganization and combination with Moneda, see “Presentation of Financial and Other Information—Corporate Events.” Such chart is provided for illustrative purposes only and does not show all of the legal entities.

D.	Property, Plants and Equipment
Intellectual Property
Most of our services are based on the jurisdictions in which we have offices. We rely on a combination of copyright, industrial property, and software laws, as well as employee and third-party nondisclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.
As of December 31, 2021, we owned a number of trademarks, including, but not limited to, Patria Investimentos, Patria Investments, Moneda and Moneda Asset Management, to identify several business and financial services, in Brazil, Chile, UK and other jurisdictions, mostly in Latin America and the European Union. We also own other valuable trademarks and designs covering various brands, products, programs and services, including Pátria Finance, Pátria Real Estate, Banco Pátria, Moneda Corredores de Bolsa and Moneda Asset. We have a number of registered copyrights, software and domain names.
Properties
We lease our corporate business and management office, which is located in 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757,
KY1-9006,
Grand Cayman, Cayman Islands. We also lease additional office space in São Paulo (Brazil), Montevideo (Uruguay), Bogota (Colombia), and Santiago (Chile), New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China). We do not own any property. We understand our current facilities are suitable for our business needs and that adequate additional space will be available as and when needed.
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
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of the years ended December 31, 2021, 2020 and 2019 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”
Overview
We are a leading global alternative investment firm focused on Latin America, with combined assets under management, or “AUM,” of US$23.8 billion and US$14.4 billion as of December 31, 2021 and 2020, respectively. With offices in nine cities across four continents, we serve over 500 limited partners, or “LPs.” Our current product offering encompasses six product lines – private equity, infrastructure, credit, public equities, real estate, and advisory and distribution. As of December 31, 2021 and 2020, we had 60 and 16 active funds, respectively.
We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns, aiming to be their partner of choice when investing in alternatives in Latin America. We have two flagship strategies: (1) private equity, launched in 1994 (US$9.0 billion and US$8.6 billion in AUM as of December 31, 2021 and 2020, respectively, and currently in the market for its seventh vintage fund); and (2) infrastructure, launched in 2006 (US$5.1 and US$4.7 billion in AUM as of December 31, 2021 and 2020, respectively, and in its fourth vintage). These flagship strategies utilize drawdown fund structures, which we define as illiquid, closed-end
funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 to 14 years. Over multiple fund vintages, these strategies have generated solid returns allowing their sustained growth. The consolidated equal-weighted net internal rate of return, or “IRR,” in U.S. dollars for all our flagship private equity and infrastructure products since inception was 28.7% and 28.8% as of December 31, 2021 and 2020, respectively (30.5% and 31.0% in Brazilian reais
, respectively). We have overseen the deployment of more than US$20 billion through capital raised by our drawdown products, capital raised in IPOs and follow-ons,
debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, with approximately 100 investments and over 265 underlying acquisitions as of December 31, 2021.
Our credit and public equities strategies gained traction with our combination with Moneda Asset Management concluded in December 2021. As of December 31, 2021 and 2020, the total AUM for our credit platform was US$5.0 billion and US$0.2 billion, respectively. As of the same dates, the total AUM for our public equities products was US$2.2 billion and US$0.3 billion, respectively.
In addition to these products, we believe we have a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America. Our advisory and distribution platform, launched as a result of our combination with Moneda, had an aggregate AUM of US$2.1 billion as of December 31, 2021. We expect it to play an important role on our aspiration of becoming the conduit of capital for alternative investments coming both to and from Latin America.
Our successful track record derived from our strategy and our strong capabilities has attracted a committed and diversified base of investors, with over 500 Limited Partners, or “LPs,” across four continents, including some of the world’s largest and most important sovereign wealth funds, public and private pension funds, insurance companies, funds of funds, financial institutions, endowments, foundations, and family offices. We have built long-term and growing relationships with our LPs: as of December 31, 2021, approximately 80% of our capital raised by our flagship funds came from LPs who invested in more than one of our products. We believe our historical returns in U.S. dollars are particularly notable in view of the levels of currency volatility and our historically limited use of leverage, which, we also believe, made us better investors focused on value creation, strategy execution and operational excellence, with more limited reliance upon financial engineering.

Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our infrastructure funds, co-investments
funds (focused on successful companies from our flagship funds) and Constructivist Equity Funds (applying our private equity approach to listed companies). Our IPO allows us to go further and expand our product offerings inorganically – exemplified by our sizable credit, public equities and advisory and distribution platforms originated or expanded by our combination with Moneda Asset Management.
As of December 31, 2021, we had 390 professionals, of which 78 were partners and directors, 34 of these working together for more than 10 years, operating in nine offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates. This annual report uses the terms AUM, FEAUM, Performance Revenue Eligible AUM, and net accrued performance fee, for which the definitions are presented below. We strongly advise that these measures may differ from the calculations of other companies, and as a result, may not be comparable to similar ones.
The following table presents certain key operating performance metrics for the years ended December 31, 2021, 2020 and 2019:

	For the Years Ended December 31,
	2021	2020	2019	2021/2020 Change	2020/2019 Change

	(in US$ millions)
Assets Under Management (AUM)	23,815.1	14,407.9	14,748.4	9,407.3	(340.5)
Private Equity AUM	9,017.2	8,627.2	8,510.6	390.0	116.6
Infrastructure AUM	5,059.9	4,710.0	4,764.8	349.9	(54.8)
Credit AUM	4,981.4	242.0	298.5	4,739.4	(56.5)
Public Equities AUM	2,245.0	259.5	228.0	1,985.5	31.5
Real Estate AUM	365.7	569.2	946.5	(203.5)	(377.3)
Advisory & Distribution AUM	2,146.0	—	—	2,146.0	—
Fee Earning AUM	17,929.9	7,712.9	6,869.5	10,217.0	843.4
Private Equity AUM	4,941.9	3,346.9	2,958.3	1,595.0	388.6
Infrastructure AUM	3,520.6	3,318.2	3,186.8	202.4	131.4
Credit AUM	4,926.8	115.5	15.9	4,811.3	99.6
Public Equities AUM	2,239.2	256.4	126.8	1,982.7	129.6
Real Estate AUM	413.5	675.8	581.7	(262.3)	94.2
Advisory & Distribution AUM	1,887.9	—	—	1,887.9	—
Performance Revenue Eligible AUM	15,893.1	12,292.0	12,480.9	3,601.1	(188.9)
Private Equity AUM	8,294.0	7,757.1	7,460.9	536.9	296.2
Infrastructure AUM	3,974.7	3,849.1	4,071.2	125.6	(222.1)
Credit AUM	2,345.1	235.7	298.5	2,109.4	(62.8)
Public Equities AUM	1,122.3	169.6	130.4	952.7	39.2
Real Estate AUM	157.0	280.5	519.9	(123.5)	(239.4)
Advisory & Distribution AUM	—	—	—	—	—
Net Accrued Performance Fee	348.1	276.4	291.9	71.7	(15.5)
Assets Under Management
Our AUM provides our operational size and market share perspective. AUM is the total capital funds managed by us plus the investments directly made by others in the invested companies
(co-investments).

The following table reflects the changes in our AUM for the years ended December 31, 2021 and 2020:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total

	(in US$ millions)
AUM as of December 31, 2020	8,627.2	4,710.0	242.0	259.5	569.2	—	14,407.9

Acquisitions	—	—	4,733.0	2,088.0	—	2,146.0	8,967.0
Inflows	14.9	138.6	—	21.8	—	—	175.3
Outflows	(180.1)	(45.0)	(32.4)	—	(5.9)	—	(263.4)
Valuation Impact	1,058.3	416.8	(9.8)	(84.2)	(49.5)	—	1,331.6
Foreign Exchange (FX)	(533.1)	(219.0)	(18.3)	(11.6)	(22.1)	—	(804.2)
Funds capital variation	30.0	58.5	66.9	(28.5)	(126.0)	—	0.9
AUM as of December 31, 2021	9,017.2	5,059.9	4,981.4	2,245.0	365.7	2,146.0	23,815.1

Our AUM was US$23,815.1 million as of December 31, 2021, an increase of US$9,407.3 million, compared to US$14,407.9 million as of December 31, 2020. The increase in AUM was mainly due to acquisitions, valuation increase (mainly from invested companies of PE V, PE VI and PE IV Funds) and new capital raised (mainly Infra Core). These increases were partially offset by exchange rate variation and divestments, primarily from PE III and PE V.
The following table reflects the changes in our AUM for the years ended December 31, 2020 and 2019:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total

	(in US$ millions)
AUM as of December 31, 2019	8,510.6	4,764.8	298.5	228.0	946.5	—	14,748.4

Acquisitions	—	—	—	—	—	—	—
Inflows	—	1,215.5	—	62.0	144.5	—	1,422.0
Outflows	(136.3)	(856.3)	—	—	(45.6)	—	(1,038.2)
Valuation Impact	1,852.3	34.9	10.2	64.5	(402.8)	—	1,559.0
Foreign Exchange (FX)	(1,741.2)	(694.1)	(51.3)	(80.2)	(82.8)	—	(2,649.6)
Funds capital variation	141.8	245.2	(15.4)	(14.7)	9.4	—	366.3
AUM as of December 31, 2020	8,627.2	4,710.0	242.0	259.5	569.2	—	14,407.9

Our AUM was US$14,407.9 million as of December 31, 2020, a decrease of US$340.5 million, compared to US$14,748.4 million as of December 31, 2019. The decrease in AUM was mainly due to divestments, primarily from our PE fund III, PE fund IV, Infra fund II and Infra fund III, and also due to exchange rate variations on our assets denominated in Brazilian reais
. These decreases were partially offset by new capital raisings (mainly Infra IV), a valuation increase mainly from invested companies of PE V Fund, and an increase in funds capital variation (mainly related to usage of fund level credit facility, capital recycling and cash balances)
Fee Earning AUM
Our FEAUM assesses our capability of generating recurring operating revenues. FEAUM is the total capital managed by us on which derive management fees.
The following table reflects the changes in our FEAUM for the years ended December 31, 2021 and 2020:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total

	(in US$ millions)
FEAUM as of December 31, 2020	3,346.9	3,318.2	115.5	256.4	675.8	—	7,712.9

Acquisitions	—	—	4,733.2	2,080.8	—	1,887.9	8,701.9
Inflows	1,670.6	393.9	123.1	23.5	11.1	—	2,222.2
Outflows	(74.1)	(197.3)	(3.6)	(25.1)	(238.1)	—	(538.2)
Valuation Impact	0.0	2.5	(30.3)	(77.5)	(23.7)	—	(129.0)
Foreign Exchange (FX) and Other	(1.6)	3.3	(11.2)	(18.9)	(11.6)	—	(40.0)

FEAUM as of December 31, 2021	4,941.9	3,520.6	4,926.8	2,239.2	413.5	1,887.9	17,929.9

Our FEAUM was US$17,929.9 million as of December 31, 2021, an increase of US$10,217.0 million, compared to US$7,712.9 million as of December 31, 2020. This increase was driven by: (1) US$8,701.9 million added by our combination with Moneda; (2) US$134.4 million from new capital raised mainly for our Infra Core Fund; (3) US$2,087.8 million of additional capital deployment; and (4) US$49.7 million due to inflation adjustment over our Brazilian funds’ Fee Earning AUM. This increase was partially offset by a decrease of: (a) US$344.2 million from divestments; (b) US$194.0 million mainly due to the fact that we stopped charging management fees from RE II and Farmland Funds; (c) US$129.0 million of valuation impact mainly over PIPE Funds’ Fee Earning AUM and (d) US$89.7 million resulting from foreign exchange variation over our FEAUM denominated in Brazilian reais
.
The following table reflects the changes in our FEAUM for the years ended December 31, 2020 and 2019:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total

	(in US$ millions)
FEAUM as of December 31, 2019	2,958.3	3,186.8	15.9	126.8	581.7	—	6,869.5

Acquisitions	—	—	—	—	—	—	—
Inflows	401.7	687.6	133.0	144.5	171.7	—	1,538.6
Outflows	(1.1)	(493.8)	—	—	(18.2)	—	(513.0)
Valuation Impact	—	—	—	61.3	—	—	61.3
Foreign Exchange (FX) and Other	(12.0)	(62.5)	(33.4)	(76.2)	(59.4)	—	(243.5)

FEAUM as of December 31, 2020	3,346.9	3,318.2	115.5	256.4	675.8	—	7,712.9

Our FEAUM was US$7,712.9 million as of December 31, 2020, an increase of US$843.4 million, compared to US$6,869.5 million as of December 31, 2019. This increase was driven by: (1) US$1,245.7 million in new capital raised mainly for PE VI and Infra IV funds; (2) US$292.9 million of additional capital deployment; (3) US$61.3 million of valuation impact over PIPE Funds’ Fee Earning AUM and (iv) US$9.7 million due to inflation adjustment over our Brazilian funds’ fee earning AUM. This increase was partially offset by a decrease of: (a) US$158.8 million from divestments; (b) US$354.2 million due to the change from investment period to divestment period for our Infra III fund, by which the fee earning AUM changed from committed to deployed capital; and (c) US$253.2 million resulting from foreign exchange variation over our FEAUM denominated in Brazilian reais
.
Performance Revenue Eligible AUM
Performance Revenue Eligible AUM, or “PREAUM,” measures our capability of generating performance-based revenues and/or incentive fees. It represents the total capital at fair value, on which performance revenues and/or incentive fees could be earned if certain hurdles are met.
The following table reflects the changes in our PREAUM for the years ended December 31, 2021 and 2020:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total

	(in US$ millions)
PREAUM as of December 31, 2020	7,757.1	3,849.1	235.7	169.6	280.5	—	12,292.0

Acquisitions	—	—	2,102.4	1,019.7	—	—	3,122.1
Inflows	—	—	—	14.2	—	—	14.2
Outflows	(171.6)	(38.6)	(32.4)	—	(3.6)	—	(246.3)
Valuation Impact	1,168.2	315.9	(9.6)	(55.0)	(10.2)	—	1,409.2
Foreign Exchange (FX)	(482.6)	(146.5)	(85.3)	(7.6)	(7.8)	—	(729.8)
Funds capital variation	22.9	(5.1)	134.3	(18.6)	(101.9)	—	31.6

PREAUM as of December 31, 2021	8,294.0	3,974.7	2,345.1	1,122.3	157.0	—	15,893.1

Our PREAUM was US$15,893.1 million as of December 31, 2021, an increase of US$3,601.1 million, compared to US$12,292.0 million as of December 31, 2020. In comparison to the AUM, the overall adjustments are related to the elimination of the assets that do not generate performance fees.

The following table reflects the changes in our PREAUM for the years ended December 31, 2020 and 2019:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total

	(in US$ millions)
PREAUM as of December 31, 2019	7,460.9	4,071.2	298.5	130.4	519.9	—	12,480.9

Acquisitions	—	—	—	—	—	—	—
Inflows	—	908.2	—	38.5	—	—	946.7
Outflows	(129.6)	(639.0)	—	—	(21.9)	—	(790.5)
Valuation Impact	1,853.3	(42.9)	3.8	40.0	(173.5)	—	1,680.7
Foreign Exchange (FX)	(1,509.1)	(477.9)	(51.2)	(30.2)	(45.5)	—	(2,113.9)
Funds capital variation	81.6	29.5	(15.4)	(9.1)	1.5	—	88.1

PREAUM as of December 31, 2020	7,757.1	3,849.1	235.7	169.6	280.5	—	12,292.0

Our PREAUM was US$12,292.0 million as of December 31, 2020, a decrease of US$188.8 million, compared to US$12,480.9 million as of December 31, 2019. In comparison to the AUM, the overall adjustments are related to the elimination of the assets that do not generate performance fees.
Net Accrued Performance Fee
Our net accrued performance fee measures the current total expectation of cash inflow from performance fee related to our operational funds by the end of each period.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2021 and 2020:

(in US$ millions)
Net accrued performance fee as of December 31, 2020	276.4

Private Equity Fund III	(55.4)
Private Equity Fund IV	(0.0)
Private Equity Fund V	40.8
Private Equity Fund VI	28.9
Infrastructure II	0.1
Infrastructure III	51.8
Infrastructure IV	5.1
Agribusiness I	(0.0)
Alturas II	0.4

Net accrued performance fee as of December 31, 2021	348.1

Our net accrued performance fee was US$348.1 million on December 31, 2021, an increase of US$71.7 million, compared to US$276.4 million on December 31, 2020. The increase was primarily due to the valuation increase from invested companies of Infra III, PE V and PE VI funds. This increase was partially offset by: (1) realization of performance fee from PE III and (2) depreciation of the Brazilian real
against the U.S. dollar in the period.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2020 and 2019:

(in US$ millions)
Net accrued performance fee as of December 31, 2019	291.8

Private Equity Fund III	(18.6)
Private Equity Fund IV	(86.8)
Private Equity Fund V	119.4
Private Equity Fund VI	13.9
Infrastructure II	(0.2)
Infrastructure III	(44.1)
Infrastructure IV	1.0
Agribusiness I	(0.0)

Net accrued performance fee as of December 31, 2020	276.4

Our net accrued performance fee was US$276.4 million on December 31, 2020, a decrease of US$15.4 million, compared to US$291.8 million on December 31, 2019. The decrease was primarily due to the depreciation of the Brazilian real
against the U.S. dollar in the period.
Non-GAAP
Financial Measures and Reconciliations
This annual report presents our
fee-related
earnings, distributable earnings and their respective reconciliations for the convenience of investors, which are
Non-GAAP
financial measures. A
Non-GAAP
financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. For further information on why our management chooses to use these
Non-GAAP
financial measures, and on the limits of using these
Non-GAAP
financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding
Non-GAAP
Financial Measures.”

	For the Years Ended December 31,
	2021	2020	2019	Change 2021/2020	Change 2020/2019

	(in US$ millions)
Net income for the year	121.3	61.9	60.9	59.4	1.0
Fee Related Earnings (FRE)(1)	86.0	71.3	63.0	14.7	8.3
Distributable Earnings (DE)(2)	141.3	70.3	63.4	71.0	6.9

(1)
Reconciled as income before income tax less revenue from performance fees net of taxes, other income/(expenses) and net financial income/(expense), plus personnel expenses related to Officers’ fund long-term benefit plan, performance share plan, performance fee compensation, deferred consideration and carry bonus provision, plus amortization of contractual rights and brand amortization. For a reconciliation of our FRE to income before income tax for the year, see “—Fee Related Earnings (FRE)” below.

(2)
Reconciled as net income adjusted for deferred taxes, amortization of contractual rights, personnel expenses related to Officers’ fund long-term benefit plan, Deferred Consideration and Performance share Plan, and non-recurring
expenses mainly consisting of transaction costs and initial public offering expenses. For a reconciliation of our DE to net income for the year, see “—Distributable Earnings (DE)” below.

Fee Related Earnings (FRE)

	For the Years Ended December 31,
	2021	2020	2019	Change 2021/2020	Change 2020/2019

	(in US$ millions)
Income before income tax	121.6	65.0	64.5	56.6	0.5

Revenue from performance fees	(89.3)	—	(4.9)	(89.3)	4.9
Taxes on revenue—performance fees	0.2	—	0.5	0.2	(0.5)
Officers’ fund—long-term benefit plan	2.2	0.4	(1.0)	1.8	1.4
Performance Share Plan	0.8	—	—	0.8	—
Performance fee compensation	30.2	—	—	30.2	—
Deferred Consideration on acquisition	2.0	—	—	2.0	—
Carry bonus provision	0.9	—	—	0.9	—
Amortization of contractual rights	4.3	3.7	3.8	0.6	(0.1)
Brand amortization	0.3	—	—	0.3	—
Other income/(expenses)	12.5	2.0	(0.1)	10.5	2.1
Net financial income/(expense)	0.3	0.2	0.2	0.1	—

Fee Related Earnings	86.0	71.3	63.0	14.7	8.2

Distributable Earnings (DE)

	For the Years Ended December 31,
	2021	2020	2019	Change 2021/2019	Change 2019/2018

	(in US$ millions)
Net income for the year	121.3	61.9	60.9	59.4	1.0

Deferred income tax expenses	(1.3)	2.2	(0.3)	(3.5)	2.5
Amortization of contractual rights	4.3	3.6	3.8	0.7	(0.2)
Officers’ fund—long-term benefit plan	2.2	0.4	(1.0)	1.8	1.4
Deferred consideration	2.0	—	—	2.0	—
Performance Share Plan	0.8	—	—	0.8	—
Brand amortization	0.3	—	—	0.3	—
IPO expenses and non-recurring transaction costs	11.8	2.2	—	9.6	2.2

Distributable Earnings	141.3	70.3	63.4	71.0	6.9

FRE and DE are measures of profitability and have certain limitations in that they do not take into consideration certain items included under IFRS. Such measures may not be comparable to similarly titled measures used by other companies and is not a measure of performance calculated in accordance with IFRS. FRE and DE should not be considered in isolation or as a substitute for net income or other income data prepared in accordance with IFRS. The use of such measures without consideration of related IFRS measures is not adequate due to the adjustments described above. Our management compensates for these limitations by using FRE and DE as supplemental measures to IFRS results, to provide a more complete understanding of our performance as management measures it. A reconciliation of FRE and DE to their respective most directly comparable IFRS measure of income (loss) before income tax provision can be found in
“—Non-GAAP
Financial Measures and Reconciliations.”
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
The attractiveness of private markets.
With private markets being an important piece of our product offering, our results of operations are affected by the growth of this industry. According to Preqin, AUM across private markets (excluding hedge funds and funds of funds) reached an all-time
high of US$7.3 trillion in 2019, almost doubling since 2014. The solid growth of investments in private markets, both in Brazil, Chile and other Latin American countries as well as globally, has been driven by some secular trends that we believe will continue to boost investor’s allocation to the industry, which include (1) significant liquidity available in financial markets, (2) the search for higher returns from institutional investors, (3) family offices, private banks and HNWIs seeking higher yields, (4) consistent outperformance of private markets compared to public markets, and (5) development of liquidity alternatives. Additionally, LPs currently allocate below their targets to private markets as supported by Bain & Co.’s Private Equity Report 2020, which notes that approximately 50% of LPs were below target allocation to private equity in 2019, and Preqin’s Future of Alternatives 2020 study, which states that institutional investors in general plan to increase allocations across most major asset classes, including private equity, private debt, infrastructure, and real estate. According to the same Preqin study, private markets AUM is expected to reach US$12.9 trillion by 2025 with a 12.4% CAGR from 2020 to 2025. For additional information regarding our industry, see “Item 4. Information on the Company—B. Business Overview.”

Our ability to attract new capital and investors
. Our ability to attract new capital and investors in our funds is driven, in part, by the extent to which they continue to see the alternative asset management industry generally, and our investment products specifically, as an attractive vehicle for capital appreciation or income. Since 1994, we have expanded from our initial flagship private equity funds, to other investment options, such as our infrastructure funds, co-investments
funds (focused on successful companies from our flagship funds), and constructivist equity funds (applying our private equity approach to listed. Our IPO allows us to go further and expand our product offerings inorganically – exemplified by our sizable credit, public equities and advisory and distribution platforms originated or expanded by our combination with Moneda). Regarding the performance of our products, the consolidated equal-weighted net IRR in U.S. dollars since inception for all our flagship private equity and infrastructure products, was 28.7% as of December 31, 2021. Additionally, we have developed an efficient proprietary global institutional distribution structure, attracting top global investors, and we are working to expand our reach to new investors, globally and locally, including retail and high net worth individuals. Once capital is raised, our funds represent a contracted long-term revenue stream leading to the predictability of our management fee based results, given that most of our funds are closed-ended funds. However, capital raising continues to be competitive. Therefore, while our flagship funds have exceeded the size of their respective predecessor funds, there is no assurance that our future flagship products or our other newer products will experience similar success. If we are unable to successfully raise comparably sized or larger funds, our AUM, our FEAUM and associated fees attributable to new capital raised in future periods may be lower than in prior years. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our asset management business depends in large part on our ability to raise capital from third-party investors. A failure to raise capital from third-party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.”
Our ability to successfully deploy capital
. Our ability to maintain and grow our revenue base is dependent upon our ability to successfully deploy the capital available to us and participate in capital markets transactions. As of December 31, 2021, we have overseen the deployment of more than US$20 billion through capital raised in approximately 100 investments and over 265 underlying acquisitions, composed of: (1) capital raised through our products, (2) capital raised by underlying companies in primary offerings in IPOs and follow-ons,
(3) debt raised by underlying companies and (4) capital expenditures sourced from operational cash flow of underlying companies. In this respect, capital raised through our products directly increases our AUM, whereas capital raised or expended by underlying companies does not affect our AUM. We believe that alternative markets are still a developing industry where we operate, and that there are significant market opportunities for us to deploy our investment strategies. Nevertheless, greater competition, high valuations, increased overall cost of credit and other general market conditions may impact our ability to identify and execute attractive investments. Additionally, because we seek to make investments that have an ability to achieve our targeted returns while taking on a reasonable level of risk, we may experience periods of reduced investment activity. We have a long-term investment horizon and the capital deployed in any one quarter may vary significantly from the capital deployed in any other quarter or the quarterly average of capital deployed in any given year. Reduced levels of transaction activity also tend to result in reduced potential future investment gains, lower transaction fees and lower fees for our product lines, which may earn fees based on deployed capital.
Our ability to realize investments
. Challenging market, political and economic conditions, particularly in emerging markets, may adversely affect our ability to exit and realize value from our investments and result in lower-than-expected returns and performance fees. Although the equity markets are not the only means by which we exit investments, the strength and liquidity of the relevant Latin American or global equity markets generally, and the initial public offering market specifically, affect the valuation of, and our ability to successfully exit, our equity positions in our private equity portfolio companies in a timely manner. Regarding initial public offerings, in July 2021, for example, we have concluded the IPO of SmartFit, representing one of the largest IPOs in Latin America’s largest stock exchange market in 2021. We may also realize investments through strategic sales. In the first quarter of 2020, for example, we divested Argo to a strategic buyer generating a gross multiple of invested capital, or “MOIC,” of 4.4x and a gross IRR of 74.2% both in U.S. dollars. However, when financing is not available or becomes too costly, it may be more difficult to find a buyer that can successfully raise sufficient capital to purchase our investments. In addition, our ability to realize investments also affects our ability to attract new capital and investors, who may focus on our divestment track record in evaluating the attractiveness of our investment products.

Other business conditions that can impact our operating results include (1) the increase of regulatory requirements which could restrict our operations and/or subject us to increased compliance or administrative costs, (2) unpredictable macroeconomic conditions, including political scenarios and interest rates, and (3) our ability to sustain our competitive advantages.
Foreign Exchange Rates
Foreign exchange rates may impact our results, considering that part of our revenues and expenses are in currencies other than U.S. dollars. In 2021, 87% of our revenues and 65% of our expenses were denominated in U.S. dollars. In 2020 and 2019, 75% and 71% of our revenues and 42% and 38% of our expenses were denominated in U.S. dollars, respectively. See notes 5 and 21 to our audited consolidated financial statements included elsewhere in this annual report.
In addition, foreign exchange rates may have a substantial impact on the valuations of our investments which are denominated in currencies other than the U.S. dollar. Our gradual and disciplined portfolio construction, one of the foundations of our investment approach, aims to mitigate currency impacts to investment performance, as the gradual capital deployment helps to average out foreign exchange fluctuations over the long-term. Currency volatility can also affect our businesses and investments that deal in cross-border trade. The appreciation or depreciation of the U.S. dollar is expected to contribute to a decrease or increase, respectively, in the U.S. dollar value of our
non-U.S.
investments to the extent unhedged. Having investments in multiple currencies across Latin America can be a mitigation factor itself. Moreover, when selecting investments for our funds that are denominated in U.S. dollars, an appreciating U.S. dollar may create opportunities to invest at more attractive U.S. dollar prices in certain countries outside the United States, while a depreciating U.S. dollar would be expected to have the opposite effect. For our investments denominated in currencies other than the U.S. dollar, the depreciation in such currencies will generally contribute to the decrease in the valuation of such investments, to the extent unhedged, and adversely affect the U.S. dollar equivalent revenues of portfolio companies with substantial revenues denominated in such currencies, while the appreciation in such currencies would be expected to have the opposite effect. Any negative impact on the valuation of our investments on a U.S. dollar basis would negatively affect our ability to receive performance and incentive fees. For additional information regarding our foreign exchange rate risk, see “—Quantitative and Qualitative Disclosure About Market Risk—Foreign Exchange Risk.”
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
As of 2020, Latin America and the Caribbean had a combined estimated total GDP of US$4.7 trillion, approximately 652 million inhabitants, with an average GDP per capita of US$7,245 and average real growth of nearly 1.8% per annum over the past 15 years. Important industries have consolidated their presence in the region and acquired scale, the most notable being community and financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. We believe that the region has a large and vibrant consumer market. In most countries an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Brazil is the largest economy in Latin America, as measured by GDP, and we therefore have historically carried out the majority of our investments in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real
/U.S. dollar exchange rate reported by the Central Bank was R$5.197 per US$1.00 on December 31, 2020, which reflected a 29% depreciation of the real

against the U.S. dollar during 2020 due primarily to the impact of the

COVID-19

pandemic on the Brazilian economy. The

real
/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7% depreciation of the real

against the U.S. dollar during 2021 due primarily to the continued impact of the

COVID-19

pandemic on the Brazilian economy. As of April 26, 2022, the real
/U.S. dollar exchange rate reported by the Central Bank was R$4.967 per US$1.00, an appreciation of 11% of the real

since December 31, 2021. There can be no assurance that the

real

will not appreciate or depreciate against the U.S. dollar or other currencies in the future.
Chile has an estimated GDP of US$328 billion and 19 million inhabitants as of 2021, and exports of goods and services account for approximately one-third

of Chile’s economy. Commodities comprise approximately three-quarters of total merchandise exports; copper alone provides nearly a fifth of government revenues. Structural reforms, pursued consistently since the 1980s, have contributed to steady growth, cutting poverty rates by more than half, and helped cement the country’s commitment to democratic and representative government. The country is an OECD member with a consolidated market-oriented economy characterized by a high level of foreign trade together with a long-standing reputation for strong financial institutions and sound government policies. Not surprisingly, Chile has the highest sovereign credit rating in Latin America. Its main industries are mining (copper, coal, and nitrate), food processing, chemicals, wood, and agribusiness (fishing, viticulture, and fruit). Since early 2020, the

COVID-19

pandemic has also consumed much of the nation’s attention, with authorities seeking to strike a balance between economic activity and public health. Chile suffered a severe first and a less-distressing second wave of the virus, but the government acted quickly to secure vaccine trials and contracts to immunize more than 100% of its population through the end of 2021. The most successive vaccine rollout in Latin America, along with rapidly improving terms of trade, is reviving GDP growth and a solid recovery is taking hold.
As for the business cycle, the Latin American region experienced a substantial slowdown after the end of the commodity super-cycle and poorer economic policies in large economies, notably Brazil. The real rate of GDP growth across Latin America trended down from growth of 6.1% in 2010 to a 0.6% contraction in 2016. From then on, however, a combination of new governments pursuing better policies, further stabilizing reforms and improving terms of trade, has produced a gradual turnaround. Gradual economic expansion has been taking place since 2017, and we believe that it will gather momentum over the next years, even with the recent market declines and increased volatility caused by

COVID-19.

As a consequence of steady progress in the economic and political agenda in key Latin American countries, such as Brazil, we believe that there is room for additional economic growth over the next decades in the region, together with improvements in socioeconomic inclusion and the stability of institutions in the region. We would also note that our funds’ invested companies’ activities in Argentina, which include certain assets owned by ATIS, a wireless telecom infrastructure provider. These investments are not material to the operations or results of our funds’ invested companies or us, and we have not experienced any material losses, defaults or collection issues associated with these investments.
Recent Accounting Pronouncements
For information about recent accounting pronouncements that were adopted in 2021, see note 4(q) to our consolidated financial statements included elsewhere in this annual report.
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2021 reporting periods and have not been early adopted by us. These standards are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions. For information about recent accounting pronouncements that will apply to us in the near future, see note 4(r) to our audited consolidated financial statements included elsewhere in this annual report.

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
Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (1) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b), (2) provide all of the compensation disclosure that may be required of non-emerging
growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (3) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (4) reduced disclosure about executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.
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
Driven by global connectivity and usage of cloud services to store sensitive information, which includes the company and its clients’ confidential information, our cybersecurity protection measures have increased, impacting our operating costs and IT investments strategy. Our information technology related costs represented 13.4% and 8.0% of our administrative expenses in December 2021 and December 2020, respectively.
Description of Principal Consolidated Financial Statements Line Items
Net Revenue From Services
Our net revenue from services relating to our private equity, infrastructure, credit, public equities, real estate and advisory and distribution product lines consists of (1) management fees, (2) performance fees, (3) incentive fees, (4) advisory and (5) other ancillary fees, net of applicable taxes.
We follow a five-step guidance to recognize revenue in accordance with IFRS 15 – Revenue from Contracts with Customers: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.
Management fees primarily relate to management of an investment fund in our portfolio, and are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant limited partnership agreement, or “LPA,” or private placement memorandum, or “PPM.” We recognize management fees when the services are provided, throughout the period that we provide services to the investment fund. As the manager of the investment funds, we may, in our sole discretion, decrease the percentage or amount of fees being paid by the investment funds directly or indirectly to us or fully waive the payment of fees paid by the investment funds for a determined period or until the maturity of the investment funds. As a result, revenue is not recognized in such cases. Any rebates related to repayments of management fees are presented net within gross management fees in our income statement.

Incentive fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.
Performance fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factor out our control, the related fees fall under the variable consideration defined in the IFRS 15. According to the referred standard, we recognize these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us, whereby the performance fee has then crystallized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the crystallization date.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.
Cost of Services Rendered
Our cost of services rendered is composed of personnel expenses, placement agent fees, amortization of contractual rights, carried interest allocation and deferred consideration on our acquisition of Moneda.
Personnel expenses consist of (1) fixed compensation costs composed of salaries and wages, (2) variable compensation costs composed of partners’ compensation, rewards and bonuses and employee profit sharing, (3) social security contribution and payroll taxes and (4) other short and long-term benefits. See “Item 4. Information on the Company—B. Business Overview—People & Career” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Officers.”
Placement agent fees are composed of costs related to the capital raising processes, and can be classified as: (1) placement fees – comprising a percentage of the amount raised, or a fixed amount paid upfront and amortized over the duration of the fund’s existence; and (2) rebate fees – comprising a percentage of the management fee paid to the placement agent during the life of the fund.
Contractual rights refer to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. Investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled in 2022 and only if the performance is achieved.
Carried interest allocation refers to the share held by a related party (representing our senior managing directors and employees in Patria Brazilian Private Equity III, Ltd.) that gives it the right to up to 35% of the performance fees recognized from PBPE Fund III (Ontario), L.P.
Deferred consideration refers to the amount accrued during retention period on our acquisition of Moneda, recognized as a compensation expense as the employees render services. Our acquisition of Moneda included US$58.7 million expected to be paid to former shareholders of Moneda in exchange for future services, which are payable in two installments due December 2, 2023 and December 2, 2024. This expense will be recognized as a compensation expense as the employees render services.

Operating Income and Expenses
Our operating income and expenses are composed of administrative expenses and other income/(expenses).
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
Income Tax
As an entity originally headquartered in Bermuda, then moving our headquarters to the Cayman Islands as of October 12, 2020, we are subject to a special tax regime that exempts Patria from any income taxes. However, our subsidiaries outside the Cayman Islands may be subject to income tax and/or social contribution in the countries in which they are organized. See note 4(o) to our audited consolidated financial statements included elsewhere in this annual report.
Net Income for the Year
Net income for the year consists of the sum of Revenue from services and Net financial income minus the Costs of services rendered, Operating expenses and Income tax.
Results of Operations
Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020
The following table sets forth our income statement data for the year ended December 31, 2021 and 2020:

	For the Years Ended December 31,
	2021	2020	Variation (%)

	(in US$ millions, except for percentages)
Income Statement Data:
Net Revenue from services	235.5	115.0	104.8%

Cost of services rendered	(86.7)	(33.2)	161.1%

Personnel expenses	(47.6)	(27.2)	75.0%
Deferred consideration on acquisition	(2.0)	—	n.m.
Amortization of intangible assets	(6.9)	(6.0)	15.0%
Carried interest allocation	(30.2)	—	n.m.
Gross profit	148.8	81.8	81.9%

Operating income and expenses	(26.9)	(16.7)	61.1%
Administrative expenses	(14.4)	(14.6)	(1.4)%
Other income/(expenses)	(12.5)	(2.0)	n.m.

Operating income before net financial income/(expense)	121.9	65.2	87.0%

Net financial income/(expense)	(0.3)	(0.2)	50.0%
Income before income tax	121.7	65.0	87.2%

Income tax	(0.4)	(3.1)	(87.1)%

Net income for the year	121.3	61.9	96.0%

Owners of the Parent	122.5	62.2	96.9%
Non-controlling interests	(1.3)	(0.3)	n.m.

n.m. = not meaningful

Net Revenue From Services

	For the Years Ended December 31,
	2021	2020	Variation (%)

	(in US$ millions, except forpercentages)
Revenue from management fees	144.7	112.9	28.2%
Private Equity	82.2	56.9	44.5%
Infrastructure	46.8	44.7	4.7%
Credit	4.8	0.5	n.m.
Real Estate	7.7	10.8	(28.7)%
Public Equities	3.0	—	n.m.
Advisory and Distribution	0.2	—	n.m.
Revenue from incentive fees	4.9	3.5	40.0%
Private Equity	0.1	3.5	(97.1)%
Infrastructure	—	—	n.m.
Credit	2.9	—	n.m.
Real Estate	—	—	n.m.
Public Equities	1.9	—	n.m.
Advisory and Distribution	—	—	n.m.
Revenue from performance fees(1)	89.3	—	n.m.
Private Equity	89.1	—	n.m.
Infrastructure	—	—	n.m.
Credit	—	—	n.m.
Real Estate	0.2	—	n.m.
Public Equities	—	—	n.m.
Advisory and Distribution	—	—	n.m.
Fund fees	238.9	116.4	105.2%

Revenue from advisory and other ancillary fees	0.7	2.5	(72.0)%
Taxes on revenue—performance fees	(0.2)	—	n.m.
Taxes on revenue—incentive fees	(0.2)	(0.4)	(50.0)%
Taxes on revenue—management fees	(3.6)	(3.1)	16.1%
Taxes on advisory and other ancillary fees	(0.1)	(0.4)	(75.0)%
Net Revenues from services	235.5	115.0	104.8%

Brazil Revenue(2)	25.7	28.5	(9.8)%
British Virgin Islands	2.3	—	n.m.
Cayman Islands(3)	200.7	86.5	132.0%
Chile(4)	5.2	—	n.m.
United States of America(5)	1.6	—	n.m.

n.m. = not meaningful

(1)
Performance fees and incentive fees are primarily generated when the return of the investment funds exceeds the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees at a point in time when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.

(2)	Our Brazil revenue consists primarily of management and performance fees received by our Brazilian entities relating to the services provided to our funds.
(3)	Our Cayman Islands revenue consists of management and performance fees received by our Cayman Islands entities relating to the services provided to our funds.
(4)	Our Chile revenue consists of management, incentive, financial advisory and other fees for December from Moneda acquisition.
(5)	Our United States revenue consists of management and incentive fees for December from Moneda acquisition.
Net revenue from services in 2021 amounted to US$235.5 million, an increase of US$120.5 million, or 104.8%, from US$115.0 million in 2020, primarily attributable to an increase of US$89.3 million in revenues from performance fees (US$87.8 million from PBPE Fund III (Ontario), L.P.), which are based on the expected value for which it is highly probable that a significant reversal will not subsequently occur. Also, revenues from management fees increased from US$112.9 million in 2020 to US$144.7 million in 2021, an increase of US$31.8 million or 28.2%, primarily attributable to management fees from Moneda acquisition in December 2021 and an increase in capital deployed by our Private Equity Fund VI.
Cost of Services Rendered
Cost of services rendered in 2021 was US$86.7 million, an increase of US$53.5 million, or 161.1%, from US$33.2 million in 2020, primarily attributable to the recognition of US$30.2 million in 2021 of carried interest allocation. Personnel expenses went from US$27.2 million in 2020 to US$47.6 million in 2021, an increase of US$20.4 million mainly due to the change in our compensation structure post-IPO.
Gross Profit
As a result of the foregoing, gross profit in 2021 was US$148.8 million, an increase of US$67.0 million, from US$81.8 million in 2020.
Operating Income and Expenses
Operating expenses in 2021 were US$26.9 million, an increase of US$10.2 million, or 61.1%, from US$16.7 million in 2020, primarily attributable to a US$10.5 million increase in other expenses, from US$2.0 million of expenses in 2020 to US$12.5 million of expenses in 2021, reflecting the transaction costs and non-recurring
expenses incurred with the acquisition of Moneda, and
IPO-related
expenses. These were partially offset by a decrease of US$0.2 million in administrative expenses from US$14.6 million in 2020 to US$14.4 million in 2021.
Net Financial Income/(Expense)
Net financial expenses in 2021 were US$0.3 million, an increase of US$0.1 million, or 50%, from US$0.2 million in 2020.
Income Before Income Tax
As a result of the foregoing, income before income tax in 2021 was US$121.7 million, an increase of US$56.7 million, or 87.2%, from US$65.0 million in 2020.

Income Tax
Income tax in 2021 was US$0.4 million, a decrease of US$2.7 million, or 87.1%, from US$3.1 million in 2020. This decrease was primarily attributable to the recognition of deferred taxes. Our effective income tax rate was 0.3% in 2021 and 4.8% in 2020.
Net Income for the Year
As a result of the foregoing, net income in 2021 was US$121.3 million, an increase of US$59.4 million, or 96%, from US$61.9 million in 2020.
Year Ended December 31, 2020, Compared to the Year Ended December 31, 2019
The following table sets forth our income statement data for the year ended December 31, 2020 and 2019:

	For the Years Ended December 31,
	2020	2019	Variation (%)

	(in US$ millions, except for percentages)
Income Statement Data:
Net Revenue from services	115.0	123.2	(7)%
Cost of services rendered	(33.2)	(43.0)	(23)%
Personnel expenses	(27.2)	(36.9)	(26)%
Amortization of intangible assets	(6.0)	(6.1)	(2)%
Gross profit	81.8	80.2	2%

Operating income and expenses	(16.7)	(15.6)	6%
Administrative expenses	(14.6)	(15.7)	(7)%
Other income/(expenses)	(2.0)	0.1	n.m.

Operating income before net financial income/(expense)	65.2	64.6	1%
Net financial income/(expense)	(0.2)	(0.2)	n.m.
Income before income tax	65.0	64.4	1%
Income tax	(3.1)	(3.5)	(11)%

Net income for the year	61.9	60.9	2%

Owners of the Parent	62.2	58.5	6%
Non-controlling interests	(0.3)	2.4	n.m.

n.m. = not meaningful

Net Revenue From Services

	For the Years Ended December 31,
	2020	2019	Variation (%)

	(in US$ millions, except for percentages)
Revenue from management fees	112.9	104.9	8%
Private Equity	56.9	50.6	12%
Infrastructure	44.7	37.6	19%
Country-specific Products	11.3	16.7	(32)%
Revenue from incentive fees	3.5	18.1	(81)%
Private Equity	3.5	—	n.m.
Infrastructure	—	—	—
Country-specific Products	—	18.1	n.m.
Revenue from performance fees	—	4.9	n.m.
Private Equity	—	4.9	n.m.
Infrastructure	—	—	—
Country-specific Products	—	—	—
Fund fees	116.4	127.8	(9)%
Revenue from advisory and other ancillary fees	2.5	1.0	150%
Taxes on revenue—performance fees	—	(0.5)	n.m.
Taxes on revenue—incentive fees	(0.4)	(2.0)	(80)%
Taxes on revenue—management fees	(3.1)	(2.9)	(7)%
Taxes on advisory and other ancillary fees	(0.4)	(0.1)	300%
Net Revenues from services	115.0	123.2	(7)%

Brazil Revenue(1)	28.5	35.9	(21)%

Cayman Islands Revenue(2)	86.5	87.3	(1)%

n.m. = not meaningful

(1)	Our Brazil revenue consists of management, performance, incentive, advisory and other ancillary fees received by our Brazilian entities relating to the services provided to our funds.
(2)	Our Cayman Islands revenue consists of management, performance and incentive fees received by our Cayman Islands entities relating to the services provided to our funds.
Net revenue from services in 2020 were US$115 million, a decrease of US$8.2 million, or 7%, from US$123.2 million in 2019, primarily attributable to a decrease of US$14.6 million in revenues from incentive fees from US$18.1 million in 2019 to US$3.5 million in 2020, mainly as a result of a higher incentive fee revenue received in 2019 from our CEF, which performed significantly higher than its hurdle, measured by Ibovespa, the benchmark Brazilian Index. In addition, our CEF outperformed the Ibovespa in previous years, and the past accumulated incentive fee revenue was recognized in 2019, when the fund structure was changed to perpetual. This decrease was partially offset by: (1) an increase of US$8.0 million in revenues from management fees from US$104.9 million in 2019 to US$112.9 million in 2020, mainly as a result of a higher fee basis from capital raised in 2020; (2) an increase of US$1.5 million in revenues from M&A and monitoring fees services (advisory and other ancillary fees) from US$1.0 million in 2019 to US$2.5 million in 2020 primarily attributable to an increase in M&A transactions closed in 2020; and (3) a decrease of US$1.6 million in taxes on revenues due to lower fees in countries with higher revenues taxation (Brazil).
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

Operating Income and Expenses
Operating expenses in 2020 were US$16.7 million, an increase of US$1.0 million, or 6%, from US$15.6 million in 2019, primarily attributable to a US$2.1 million decrease in other income and expenses, from US$0.1 million of income in 2019 to US$2.0 million of expenses in 2020, mainly due to US$2.2 million in costs related to our initial public offering. These were partially offset by a decrease of US$1.1 million, or 7%, in administrative expenses from US$15.7 million in 2019 to US$14.6 million in 2020, primarily due to a US$1.2 million decrease in travel expenses.
Net Financial Income/(Expense)
In 2020, our total net financial expense remained stable at US$0.2 million, compared to 2019.
Income Before Income Tax
As a result of the foregoing, income before income tax in 2020 was US$65.0 million, an increase of US$0.6 million, or 1%, from US$64.4 million in 2019.
Income Tax
Income tax in 2020 was US$3.1 million, a decrease of US$0.4 million, or 11%, from US$3.5 million in 2019. This decrease was primarily attributable to (1) lower revenues from performance and incentive fees, and (2) a lower deductible employee profit sharing, which was effectively paid in 2020. Our effective income tax rate was 4.8% in 2020 and 5.5% in 2019.
Net Income for the Year
As a result of the foregoing, net income in 2020 was US$61.9 million, an increase of US$1 million, or 2%, from US$60.9 million in 2019.

B.	Liquidity and Capital Resources
General
Our business model derives revenue primarily from third-party assets under management. Patria is not a capital or balance sheet intensive business and targets operating expense levels such that total management and advisory fees exceed total operating expenses each period. As a result, we generally require limited capital resources to support the working capital or operating needs of our business. We draw primarily on the committed capital of our LPs to fund the investment requirements of our funds and use our own realizations and cash flows to invest in growth initiatives, make commitments to our own funds and pay dividends to shareholders, and we also plan to draw on the net proceeds of our initial public offering closed in January 2021 to fund our expansion. See “—Capital Expenditures.” For additional information on our initial public offering, see “Item 4. Information on the Company—Recent Developments—Our Initial Public Offering.”
Sources and Uses of Liquidity
As of December 31, 2021 and 2020, we had US$167.1 million and US$24.0 million in cash, cash equivalents and short-term investments, respectively. We believe that our current available cash, cash equivalents, financial investments and cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Our principal cash requirements consist of the following:

•	consideration payable on the acquisition of Moneda;

•	paying operating costs, including compensation and bonuses;

•	engaging in mergers and acquisitions pursuant to our inorganic growth strategy; and

•	paying dividends to our shareholders.

Our principal sources of liquidity consist of management, incentive and performance fees from the funds that we manage. Historically, our cash flows have been influenced primarily by the timing of receipt of management and performance fees, the timing of sale of investments, and the timing of distribution of compensation and payment of bonuses to partners and employees.
The following table shows the generation and use of cash for the year ended December 31, 2021, 2020 and 2019:

	For the Years Ended December 31
	2021	2020	2019

	(in US$ millions)
Cash flows provided by operating activities	107.4	52.7	44.5
Cash flows provided by/used in investing activities	(284.1)	23.5	11.3
Cash flows provided by/used in financing activities	177.9	(66.2)	(53.8)
Operating Activities
Our net cash flows from operating activities increased by US$54.7 million, from US$52.7 million for the year ended December 31, 2020 to US$107.4 million for the year ended December 31, 2021. Changes in working capital for increases in personnel and carried interest allocation payable were mainly offset by an increase in accounts receivable from Moneda accounts receivable and performance fees receivable from PE III.
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
Investing Activities
Our net cash flows from investing activities reflect a variation of US$307.6 million, from an inflow of US$23.5 million for the year ended December 31, 2020 to an outflow of US$284.1 million for the year ended December 31, 2021, primarily due to the acquisition of Moneda and other long-term investments with the IPO proceeds. The remaining proceeds were invested in short-term investments.
Our net cash flows from investing activities increased by US$12.2 million, from US$11.3 million for the year ended December 31, 2019 to US$23.5 million for the year ended December 31, 2020, primarily due to distributions received from our funds to our general partners (GPs), mainly PE III and RE II.
Financing Activities
Our net cash flows from financing activities increased by US$244.1 million, from net cash used in financing activities of US$66.2 million for the year ended December 31, 2020 to net cash from financing activities of US$177.9 million for the year ended December 31, 2021. Our financing activities primarily consisted of IPO proceeds of US$302.7 million in 2021 and dividends paid to our shareholders, which were US$64.5 million and US$119.8 million in 2020 and 2021, respectively.
Our net cash flows used in financing activities decreased by US$12.4 million, from US$53.8 million for the year ended December 31, 2019 to US$66.2 million for the year ended December 31, 2020. Our financing activities primarily consisted of dividends paid to our shareholders, which were US$46.9 million and US$64.5 million in 2019 and 2020, respectively.
Indebtedness
As of December 31, 2021 and 2020, we had no outstanding financial indebtedness.

Off-balance
Sheet Arrangements
As of December 31, 2021 and 2020, we did not have any
off-balance
sheet arrangements.
Capital Expenditures
In the years ended December 31, 2021, 2020 and 2019, we made capital expenditures of US$124.7 million, US$1.4 million and US$1.3 million, respectively. These capital expenditures mainly include expenditures related to (1) acquisitions of property, equipment, and software and computer programs, (2) M&A investments net of cash in the entity acquired, which includes engaging in mergers and acquisitions pursuant to our inorganic growth strategy, and (3) payments to placement agents related to future expenses regarding our portfolio distribution services to clients.
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

C.	Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”

D.	Trend Information
For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Key Market Trends.”

E.	Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting the significant accounting policies in notes 2 and 4 of our audited consolidated financial statements included elsewhere in this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as amended).
Board of Directors
We have recently reviewed the composition of our board of directors and our corporate governance practices in light of applicable requirements of the SEC and Nasdaq.
Our board of directors is composed of seven members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed him, or, if no term is fixed on the appointment of the director, until the earlier of his or her removal from or vacating office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. Our directors do not have a retirement age requirement under our Articles of Association. The current members of the board of directors were appointed in accordance with the Articles of Association. None of our board members have contracts that provide for benefits upon termination of employment.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Olimpio Matarazzo Neto	62	Chairman
Otavio Lopes Castello Branco Neto	64	Director
Alexandre Teixeira de Assumpção Saigh	54	Director
Pablo Echeverría Benítez	58	Director
Sabrina Bridgett Foster	48	Independent Director(1)
Jennifer Anne Collins	47	Independent Director(1)
Glen George Wigney	66	Independent Director(1)

(1)	Member of the Audit Committee.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is currently at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757,
KY1-9006,
George Town, Grand Cayman, Cayman Islands.
Olimpio Matarazzo Neto
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
Otavio Lopes Castello Branco Neto
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
Pablo Echeverría Benítez
is a member of our board of directors since December 2021.
Mr. Echeverría is the founding partner of Moneda Asset Management SpA (1994) and Chairman of its board of directors since 2007. He has also been the Head of Latin American Equities and Portfolio Manager of the Chilean equity strategies since the beginning of Moneda. With more than 30 years of experience on investments, Mr. Echeverría has been involved in numerous landmark transactions in the Chilean capital market. Moneda is one of the leading Latin America focused asset managers, with over 25 years investing in Latin American companies across their capital structure, implementing a long-term and fundamental research investment approach. Moneda has offices in Santiago, New York and Buenos Aires and was founded in 1994 by its main executives, including Mr. Echeverria and with the support of the International Finance Corporation (IFC). Prior to founding Moneda, Mr. Echeverría worked at AFP Santa Maria, a Chilean pension fund manager as an Investment Trader (1989). He then continued his career as an Investment Analyst for Investment Management Company Chile S.A., IMCO (1989-1994), where he later became Chief Investment Officer (CIO), managing one of the first debt to equity convertible funds in Chile. Mr. Echeverría is Chairman of Moneda S.A. AGF and Moneda Asset Management SpA. He also sits on the board of Pucobre S.A., and Watt’s S.A., both listed companies in the Santiago Stock Exchange. Mr. Echeverría holds a bachelor of science’s degree in Industrial Engineering from Universidad de Chile.
Sabrina Bridgett Foster

is a member of our board of directors since 2021. She also serves as principal of her legal consulting firm, Fifty Eleven Consulting Limited. Ms. Foster has over 20 years’ experience in the financial services industry, having practiced law for over 16 years and served as an independent fund director since 2013. Between 2004 and 2012, and in her role as Partner in the Funds and Investment Services team of the global law firm, Appleby, Ms. Foster’s key practice areas included hedge fund and private equity structuring and formation, commercial and private trust structuring, as well as advising on corporate governance, financing and regulatory matters relevant to both regulated and non-regulated

investment funds operating in multiple jurisdictions. In 2013, Ms. Foster transitioned from her career in law to directorship services. She joined the governance teams of Intertrust (2013 through 2015) and later Maples Fiduciary (2015 through 2020) where she served as a board member of a wide range of alternative investment funds, including hedge funds, fund of funds, segregated portfolio companies, private equity vehicles, fund management companies and related structures. Ms. Foster holds a Bachelor of Law (Hons) from the University of Liverpool and completed her Professional Practitioner’s Course (Cayman Islands) with the Queen’s University of Belfast. She also holds a Postgraduate Award in Business Administration (with Distinction) from the University of Warwick. She was admitted as an attorney in the Cayman Islands in 1997. Ms. Foster also holds the Accredited Director designation from the Chartered Governance Institute of Canada. She is a member of the Cayman Islands Legal Practitioners Association, the International Bar Association, the American Bar Association and the Cayman Islands Directors Association.
Jennifer Anne Collins
is a member of our board of directors since 2021. She is a
non-executive
fund director at the Carne Group in the Cayman Islands, which provides independent governance to the alternative fund industry. Ms. Collins has over 20 years’ experience in the financial services industry as a qualified accountant and has been serving as an independent fund director since 2011. Between 2000 and 2011, Ms. Collins worked in the fund administration industry in the Cayman Islands with significant experience in investment fund set up, administration and documentary review requirements for both regulated and non-regulated
investment funds operating in the Cayman Islands. In 2011, Ms. Collins transitioned from her career in fund administration to directorship services. She joined the governance teams of Ogier (2011 through 2014) and the Carne (2014 to present) where she serves as a board member of a wide range of alternative investment funds, including hedge funds, fund of funds, segregated portfolio companies, private equity vehicles and related structures. Ms. Collins is a Canadian Chartered Professional Accountant and a Certified Public Accountant in the state of Illinois. Ms. Collins also holds the Accredited Director designation from the Chartered Governance Institute of Canada. She is a member of the Chartered Professional Accountants of Canada, the Cayman Islands Institute of Professional Accountants, the Chartered Governance Institute of Canada and the Cayman Islands Directors Association.

Glen George Wigney
is currently the managing director, governance services of Five Continents Partners Limited, which provides independent governance to the alternative investment industry, a position he has held since 2014. He was formerly a senior member of Deloitte’s global financial services team and has 30 years of experience with the Canadian, Cayman Islands and U.S. member firms of Deloitte. He led Deloitte’s Emerging Manager Program in the U.S. Midwest, serving as an audit leader in the investment management practice from 2008 to 2014. Prior to relocating to Chicago in 2008, he was the partner-in-charge
of the audit practice of Deloitte Cayman Islands, serving as partner from 1989 to 2007. During his 20 years in the Cayman Islands, he served on industry committees and Deloitte’s Global Financial Services Industry group. He is the co-founder
the Cayman Islands Chapter of Hedge Funds Care and served on the global board of directors for this charity. Mr. Wigney is an Illinois Certified Public Accountant, a member of the Chartered Professional Accountants of Ontario and holds Bachelor of Commerce degree from Carleton University in Ottawa, Canada. He is an SEC Financial Expert and a registered director under the Directors Registration and Licensing Law, 2014 of the Cayman Islands.
Executive Officers
Our executive officers are responsible for the management and representation of our company. The following table lists our current executive officers:

Name	Age	Position
Alexandre Teixeira de Assumpção Saigh	54	Chief Executive Officer
Marco Nicola D’Ippolito	45	Chief Financial Officer
André Mauricio de Camargo Penalva	49	Head of Sales and Distribution
Ricardo Leonel Scavazza	44	Chief Executive Officer and Chief Investments Officer of Private Equity
Andre Franco Sales	48	Chief Executive Officer and Chief Investment Officer of Infrastructure
Daniel Rizardi Sorrentino	41	Brazil’s Country Manager
Jose Augusto Gonçalves de Araujo Teixeira	43	Head of Marketing and Products
Ana Paula Alves dos Santos	54	Head of Human Resources
Marcelo Augusto Spinardi	38	Head of Finance
Paulo Eduardo de Freitas Cirulli	40	Chief Compliance Officer
Pedro Rufino Carvalho da Silva	40	Global General Counsel
Peter Paul Lorenço Estermann	64	Chief of Private Equity Portfolio Management
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757,
KY1-9006,
Grand Cayman, Cayman Islands.
Alexandre Teixeira de Assumpção Saigh. See “—Board of Directors.”
Marco Nicola D’Ippolito
is our Managing Partner & Chief Financial Officer. Mr. D’Ippolito is a member of the Management Committee and is primarily responsible for finance, operations, shareholders relations, fund administration technology and corporate development. Before taking over as CFO, Mr. D’Ippolito served Patria as COO for four years. Before that, Mr. D’Ippolito worked at Patria’s Private Equity division, being responsible for different investments in the technology, logistics, healthcare, agribusiness and food industries. Mr. D’Ippolito was also responsible for fundraising initiatives within the Patria Private Equity business. In addition, Mr. D’Ippolito was the Chairman of the Board and Board Member of different portfolio companies. Before joining Patria in 2005, Mr. D’Ippolito worked for a Latin American family office as private equity portfolio manager between 2002 and 2005. Prior to that, Mr. D’Ippolito participated on the start-up,
development and sale of an IT private company in Brazil. Mr. D’Ippolito holds a bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) and an MBA from Instituto Brasileiro de Mercado de Capitais (IBMEC).

André Mauricio de Camargo Penalva
is a Managing Partner and Head of Sales & Distribution for Latin America. Mr. Penalva’s primary responsibility is to lead our Sales and Investor Relations, focusing on institutional investors globally. Member of our Management Committee, Mr. Penalva joined Patria in 1994 and became a Partner in 2005. Before joining Patria, Mr. Penalva worked in the private banking division of J.P. Morgan and coordinated the corporate sales and derivatives desk at Chase Manhattan Bank. Mr. Penalva also worked at Banco Patrimônio as a fixed-income trader, heading the bank’s offshore activities and the relationship with Salomon Brothers in emerging markets fixed-income investments. Mr. Penalva has a bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP).
Ricardo Leonel Scavazza
is a Managing Partner and Chief Executive Officer & Chief Investments Officer of Private Equity for Latin American strategies. Mr. Scavazza is primarily responsible for all Latin American Private Equity strategy at Patria. Before taking over as CEO & CIO for Private Equity Latin America, Mr. Scavazza served as the Head of Private Equity Strategy in Brazil. Mr. Scavazza joined Patrimônio in 1999, became a partner in 2005, and has worked on several new investments and acquisitions for the portfolio companies of Private Equity Funds I, II, III, IV and V. Mr. Scavazza worked as Chief Executive Officer at Anhanguera between 2009 and 2013. Mr. Scavazza was also Chief Financial Officer at DASA in 2001 and at Anhanguera from 2003 to 2006. Mr. Scavazza holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV) and an MBA from Kellogg Scholl of Management, Northwestern University.
Andre Franco Sales
is a Managing Partner & Chief Executive Officer and Chief Investment Officer of Patria’s Infrastructure division. Mr. Sales is primarily responsible for leading our Infrastructure strategies, conducting infrastructure investment in Latin America. Before taking over as CEO and CIO of our Infrastructure strategies, Mr. Sales worked on numerous investments of Patria Infrastructure Funds I, II and III. Mr. Sales also served as a Director at Patria’s M&A Advisory division, and co-CEO
of ERSA (Patria’s Infrastructure Fund I), a company that later became CPFL Renewables. Prior to joining Patria, Mr. Sales was a Senior Manager in the energy business of Vale, and a Senior Associate in the Infrastructure department of the BNDES – Brazilian National Development Bank. Mr. Sales was a
co-founder
of an internet community and market place sold to Bradesco in 2000. Mr. Sales also worked for four years at J.P. Morgan in São Paulo and New York in the M&A and Corporate Finance division. Mr. Sales holds a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP).
Daniel Rizardi Sorrentino
is Managing Partner & Brazil’s Country Manager. Mr. Sorrentino is primarily responsible for managing the Brazilian office, including Brazilian reais
denominated products and strategies. Mr. Sorrentino was the Chief of Portfolio Management of the PE Group since 2017. Within that position, he was responsible for the Management and Transformation Team, which included the Operating Partners Group and the value creation team. In that position, he was responsible for overseeing 22 companies of our PE portfolio with total revenues above US$3 billion and over 30,000 employees. Mr. Sorrentino has also worked on several investments and acquisitions in our PE Group since 2009. He had a leadership role on PE portfolio companies, including Chairman of Alliar since 2011 and Bioritmo/SmartFit since 2010. Mr. Sorrentino joined Patria in 2001 and became a partner in 2009. From 2003 to 2007, Mr. Sorrentino worked at Anhanguera Educacional leading the M&A team. Prior to that, Mr. Sorrentino worked at DASA in the M&A initiative and for Fotoptica as a business analyst. Mr. Sorrentino holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV).
Jose Augusto Gonçalves de Araujo Teixeira
is a Partner and current Head of Marketing and Products for Patria. Mr. Teixeira is primarily responsible for product development and marketing globally and also for distribution in Brazil. Before taking over as Head of Marketing and Products, Mr. Teixeira served as the Head of Marketing and Investor Relations for Private Equity products between 2013 and 2020. From 2005 to 2013, Mr. Teixeira held various senior positions at Anhanguera Educacional, Patria’s flagship investment in the Post-secondary Education sector, where he served as Chief Financial Officer between 2011 and 2013; Investor Relations Officer between 2007 and 2013; Strategic, Commercial and Financial Planning Director between 2007 and 2011; and Financial Planning Manager between 2005 and 2007. Prior to joining Patria in 2004, Mr. Teixeira worked with the Latin American Research Sales team at Goldman Sachs in New York. Mr. Teixeira holds a bachelor’s degree in Political Science and Economics from Amherst College.

Ana Paula Alves dos Santos
is a Partner and Head of Human Resources. Ms. Santos’s main responsibilities include supervising all HR teams and activities and to support the diversification, expansion and globalization of our activities. Before taking over as Managing Director and Head of HR, Ms. Santos served as the Head of HR for the Private Equity business unit. Prior to joining Patria in 2020, Ms. Santos acquired extensive experience in Human Resources strategic management in multinational companies from different market sectors such as Coca-Cola (1991-1994), Schering-Plough (1997-2001), Abbott (2002-2011), Marfrig (2011-2012), Carrefour (2012-2014), Telefônica (2017-2018) and, most recently, Walmart Brazil (2018-2019). In addition to her wide practice in the Brazilian market, Ms. Santos has also worked in the United States of America and in France. Ms. Santos is a board member of Elfa Medicamentos and member of the People Committee of Hospital Oswaldo Cruz. Ms. Santos was a counselor member for VisaoPrev and Enactus Brazil. Ms. Santos holds a bachelor’s degree in psychology from UFRJ and a post-graduate degree in Human Resources from PUC. She also holds a specialization course from Stanford and an executive MBA from Coppead (UFRJ).
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
Paulo Eduardo de Freitas Cirulli
is our
Chief Compliance Officer.
Mr. Cirulli is primarily responsible for the implementation and development of our group’s compliance program, fraud prevention practices, KYC analysis on investor onboarding, and the evaluation and support regarding private equity funds regulatory overview. Mr. Cirulli is also responsible for our internal investigation process and monitoring of the risk mitigation program in investees, as part of the investment portfolio of funds managed by the our group. Prior to joining Patria, Mr. Cirulli worked for eight years at the Brazilian stock exchange (
B3 S.A.—Brasil, Bolsa,
Balcão
, formerly known as BM&FBOVESPA) as Superintendent of Derivative Products Engineering and Structured Transactions; OTC Product Manager; Real Estate Products and Special Auctions Manager; and Bidding Processes Coordinator. Mr. Cirulli holds a Bachelor’s Degree in Business Administration from Fundação Getulio Vargas
(EAESP-FGV),
an MBA of Project Strategic and Economic Management from Fundação Getulio Vargas (FGV), and a Bachelor in Laws from Universidade Presbiteriana Mackenzie (2016-2020).
Pedro Rufino Carvalho da Silva
is our Global General Counsel since September 2021. Mr. Rufino was a partner and co-head
of the Latin American group at Herbert Smith Freehills LLP in London between May 2019 and August 2021, where he also acted as counsel between April 2017 and April 2019, senior associate between August 2013 and March 2017 and associate between May 2013 and August 2013. He was also the legal manager for finance and oil trade at OGX Petróleo e Gas S.A. between May 2011 and May 2013, a legal counsel at Itau BBA International Plc. between October 2010 and May 2011 and an associate at BM&A – Barbosa, Mussnich & Aragão between February 2003 and October 2009. He holds a bachelor’s degree in law from the Universidade Federal do Rio de Janeiro and an LL.M. in Corporate and International Commodity Sales from the London School of Economics and Political Science.
Peter Paul Lorenço Estermann
is a Partner and our Chief of Private Equity Portfolio Management since January 2021. Mr. Estermann is a Partner at Patria Investments Limited and Chief of Portfolio Management of Value Creation Business for Latam strategies. He has over 40 years of professional experience, including 12 years in agribusiness, 10 years in the industry for the transformation of polymers, paper and cellulose and refractory materials, 12 years in telecommunications and health services, and six years in retail. Previously, Mr. Estermann was the CEO of GPA (from April 2018 to November 2020), where he was responsible for the operations in the region, with over 100,000 employees and a revenue of R$60 billion. Mr. Estermann was also Infrastructure and Strategic Development Officer of GPA from June 2014 to October 2015. Mr. Estermann has developed his career in different industries and the service sector, and in large and leading companies with different areas of expertise, differentiated in terms of technology, management models and cultures. Mr. Estermann was CEO of Via Varejo S. A. (2015-2018, 2018-2019) and
Vice-CEO
and Chief Operating Officer of Medial Saúde (2006—2007). Mr. Estermann has held important positions in various European and Brazilian companies since 1981. Mr. Estermann holds a degree in Agronomy Engineering from the Federal University of Lavras – Minas Gerais and post graduate studies from Harvard Business School (“Making Corporate Boards more Effective”—2008, “Audit Committees in a New Era of Governance”—2008 and “Program for Management Development/PMD”—1999).

B.	Compensation
Compensation of Directors and Officers
Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis, and we have not otherwise publicly disclosed this information elsewhere.
Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. For more information on their variable compensation, see “Item 6. Directors, Senior Management and Employees—B. Compensation.”
For the years ended December 31, 2021 and 2020, aggregate compensation for Patria’s directors and executive officers for services in all capacities was US$17.6 million and US$2.6 million, respectively, which includes both benefits paid in kind and variable compensation. In connection with our initial public offering, we paid an extraordinary bonus to certain members of our management in an aggregate amount of US$3.0 million in 2021. Additionally, we paid to certain of our directors and executive officers an aggregate amount of US$9.5 million as bonus compensation in February 2022, and we expect to pay US$9.8 million as carry bonus throughout the year of 2022.
Officer’s Fund
For the year ended December 31, 2021, there were no grants under our Officer’s fund and we don’t expect to make further contributions to this fund in the future. Under the terms of the Officer’s fund, certain of our employees were entitled to a cash benefit based on certain of our financial metrics. For further information, see note 30(b) to our audited consolidated financial statements included elsewhere in this annual report.
Long-Term Equity Incentive Plan
On June 16, 2021, we implemented a new equity incentive program, or the long-term incentive plan, or the “LTIP,” for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible service providers to perform at the highest level.
The LTIP governs the issuances of equity incentive awards with respect to our Class A common shares. The maximum number of Class A common shares initially available for issuance pursuant to equity incentive awards granted under the LTIP will not exceed 5% of our common shares outstanding at any given time. Our board of directors may at its discretion adjust the number of Class A common shares available for issuance under the LTIP.
Under the LTIP, equity incentive awards may be granted annually to our employees, non-employee
directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future.
Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee appointed by our board of directors consisting of not less than three members, which may consist of directors and/or officers or other management members of our company. For more information see “—C. Board Practices—Committees—Compensation Committee.”

IPO Share-Based Incentive Grant
Under the LTIP and in connection with the completion of our IPO, we made our first equity incentive grant, known as the “IPO grant.” Under the IPO grant, Performance Restricted Units, or “PSUs,” convertible into Class A common shares were granted to eligible participants.
We set a maximum aggregate of 410,115 Class A common shares to be granted under the LTIP in connection with the IPO grant, which includes a potential boost award to be measured only on the last year of the LTIP and subject to certain pre-determined
performance metrics. As of December 31, 2021, we granted an aggregate of 289,183 Class A common shares under the LTIP. As certain participants resigned from Patria in 2021, they forfeited their rights to receive 78,869 shares received under the IPO grant, according to the vesting schedule of the LTIP. For further information, see note 27(d) to our audited consolidated financial statements included elsewhere in this annual report.
2022 Awards
In 2022, we intend to make and approve a new long-term incentive plan or amend the existing LTIP to provide for a grant of approximately 100,000 Class A common shares, relating to a new performance share grant to be substantially similar to the current grant. The total number of shares, including those under our existing LTIP, will be within the 5% of our common shares outstanding.

C.	Board Practices
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•
Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;

•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either; and

•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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
Controlled Company Exception
Patria Holdings beneficially owns the majority of our Class B common shares, representing 83.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
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
Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2021)
Country of Principal Executive Offices	Cayman Islands
Foreign Private Issuer	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did not Disclose Demographic Background	0
Audit Committee
The audit committee, which consists of Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Sabrina Bridgett Foster serves as Chairman of the committee. The audit committee consists of members of our board of directors who are financially literate, and includes two members who are considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney satisfy the “independence” requirements set forth in Rule
10A-3
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
Our audit committee regularly reports to the board of directors and meets as often as it determines is appropriate to carry out its responsibilities, but in any event should meet at least four times per year.

D.	Employees
As of December 31, 2021, 2020 and 2019, we had 390, 158 and 167 employees, respectively. As of December 31, 2021, 115 of these employees were investment professionals. The table below breaks down our full-time personnel by function as of December 31, 2021:

	As of December 31, 2021
Function	Number of Employees	% of Total
Management	37	9%
Investment	115	30%
Sales & IR	58	15%
General and Administrative	180	46%

Total	390	100%

We believe we have a constructive relationship with our employees and certain labor unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

E.	Share Ownership
As of the date of this annual report, the members of our board of directors and our executive officers do not have any family relationships among themselves, with the members of the boards of directors of our subsidiaries, with our controlling shareholder or with the boards of directors of our subsidiaries, other than the fact that Mr. Olimpio Matarazzo Neto, chairman and a member of our board of directors, is a first degree cousin of Mr. Alexandre Teixeira de Assumpção Saigh, our Chief Executive Officer and member of our board of directors.
The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major shareholders and Related Party Transactions—A. Major Shareholders.”
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Equity Incentive Plan” for information on our share option long-term incentive programs.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2021, by:

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
The percentages of beneficial ownership in the table below are calculated as of December 31, 2021 on the basis of the following numbers of shares outstanding: 54,247,500 Class A common shares and 92,945,430 Class B common shares.
Unless otherwise indicated below, the address for each beneficial owner is c/o Patria Investments Limited, at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757,
KY1-9006,
Grand Cayman, Cayman Islands.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%
5% Shareholders
Patria Holdings Limited(2)	—	—%	81,900,000	88.1%	83.3%
Blackstone PAT Holdings IV, L.L.C.(3)	6,544,619	12.1%	—	—%	0.7%
Entities affiliated with Adage Capital Partners, L.P.(4)	2,677,765	4.9%	—	—%	0.3%
Entities affiliated with Capital Research Global Investors(5)	5,021,580	9.3%	—	—%	0.5%
Entities affiliated with Capital International Investors(6)	3,280,360	6.0%	—	—%	0.3%
Entities affiliated with Wellington Management Group LLP(7)	3,508,750	6.5%	—	—%	0.4%
Entities affiliated with FMR LLC(8)	5,424,750	10.0%	—	—%	0.6%
Executive Officers and Directors
Alexandre Teixeira de Assumpção Saigh(2)(9)	—	—%	81,900,000	88.1%	83.3%
Olimpio Matarazzo Neto(2)(9)	—	—%	81,900,000	88.1%	83.3%
Otavio Lopes Castello Branco Neto(9)	—	—%	—	—%	—%
Pablo Echeverría Benítez(10)	—	—%	3,617,260	3.9%	3.7%
Sabrina Bridgett Foster	—	—%	—	—%	—%
Jennifer Anne Collins	—	—%	—	—%	—%
Glen George Wigney	—	—%	—	—%	—%
Marco Nicola D’Ippolito(9)	—	—%	—	—%	—%
André Mauricio de Camargo Penalva(9)	—	—%	—	—%	—%
Ricardo Leonel Scavazza(9)	—	—%	—	—%	—%
Andre Franco Sales(9)	—	—%	—	—%	—%
Daniel Rizardi Sorrentino(9)	—	—%	—	—%	—%
Jose Augusto Gonçalves de Araujo Teixeira(9)	—	—%	—	—%	—%
Ana Paula Alves dos Santos	—	—%	—	—%	—%
Marcelo Augusto Spinardi	—	—%	—	—%	—%
Paulo Eduardo de Freitas Cirulli	—	—%	—	—%	—%
Pedro Rufino Carvalho da Silva	—	—%	—	—%	—%
Peter Paul Lorenço Estermann	—	—%	—	—%	—%
All directors and executive officers as a group (18 persons)	—	—%	85,517,260	92.0%	87.0%

*	Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
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

(2)
Consists of 70,462,802 Class B common shares held of record by Patria Holdings Limited and 11,437,198 Class B common shares held of record by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited. Alexandre Teixeira de Assumpção Saigh and Olimpio Matarazzo Neto are controlling shareholders of Patria Holdings Limited (the “Patria Holdings Controlling Shareholders”). Patria Holdings Limited is the sole shareholder of SPV PHL. The Patria Holdings Controlling Shareholders have beneficial ownership of the Class B common shares held of record by Patria Holdings Limited. Each of the Patria Holding Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The address of each of Patria Holdings Limited, SPV PHL and each Patria Holdings Controlling Shareholders is c/o Patria Holdings Limited, 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757,
KY1-9006,
Grand Cayman, Cayman Islands.

(3)
This information is based solely on the Schedule 13G filed with the SEC on February 11, 2022 on behalf of Blackstone PAT Holdings IV, L.L.C., Blackstone Holdings IV L.P., Blackstone Holdings IV GP L.P., Blackstone Holdings IV GP Management (Delaware) L.P., Blackstone Holdings IV GP Management L.L.C., Blackstone Inc., Blackstone Group Management L.L.C. and Stephen A. Schwarzman. Blackstone Holdings IV L.P. is the sole member of Blackstone PAT Holdings IV, L.L.C. Blackstone Holdings IV GP L.P. is the general partner of Blackstone Holdings IV L.P. Blackstone Holdings IV GP Management (Delaware) L.P. is the general partner of Blackstone Holdings IV GP L.P. Blackstone Holdings IV GP Management L.L.C. is the general partner of Blackstone Holdings IV GP Management (Delaware) L.P. The sole member of Blackstone Holdings IV GP Management L.L.C. is Blackstone Inc. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Mr. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of such Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, NY 10154.

(4)
This information is based solely on the Schedule 13G filed with the SEC on February 10, 2022 on behalf of Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson and Phillip Gross. Adage Capital Partners, L.P., a Delaware limited partnership, or “ACP,” Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware, or “ACPGP,” as general partner of ACP with respect to the Class A common shares directly owned by ACP, Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware “ACA,” as managing member of ACPGP, general partner of ACP, with respect to the Class A common shares directly owned by ACP, Robert Atchinson, as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Class A common shares directly owned by ACP, and Phillip Gross, as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Class A common shares directly owned by ACP. The address of the business office of each of these entities and individuals is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.

(5)
This information is based solely on the Schedule 13G filed with the SEC on February 11, 2022 on behalf of Capital Research Global Investors. Capital Research Global Investors, or “CRGI,” is a division of Capital Research and Management Company, or “CRMC,” as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CRGI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

(6)
This information is based solely on the Schedule 13G filed with the SEC on February 11, 2022 on behalf of Capital International Investors. Capital International Investors, or “CII,” is a division of Capital Research and Management Company, or “CRMC,” as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.

(7)
This information is based solely on the Schedule 13G filed with the SEC on February 14, 2022 on behalf of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These securities as to which a Schedule 13G was filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address of each of such entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(8)
This information is based solely on the Schedule 13G filed with the SEC on January 10, 2022 on behalf of FMR LLC and Abigail P. Johnson. Consists of 5,424,750 Class A common shares held of record by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or “Fidelity Funds,” advised by Fidelity Management & Research Company LLC, or “FMR Co. LLC,” a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of each of such entities is c/o 245 Summer Street, Boston, MA 02210.

(9)
While these executive officers and directors do not own common shares in Patria Investments Limited directly, part of them own equity interests in Patria Holdings Limited. These executive officers and directors disclaim beneficial ownership of the shares held by Patria Holdings Limited except to the extent, if any, of their respective pecuniary interest therein.

(10)
While Mr. Benítez does not own common shares in Patria Investments Limited directly, he owns equity interests in Inversiones Sao Paulo SpA, which is a shareholder of Patria Investments Limited. Mr. Benítez disclaims beneficial ownership of the shares held by Inversiones Sao Paulo SpA except to the extent, if any, of his respective pecuniary interest therein. The address of such entity is Camino El Golf 1863 House 11, Zapallar, Valparaiso, Chile.

B.	Related Party Transactions
Partners’ Compensation
We made cash payments as compensation (excluding dividends) to our direct partners amounting to US$2.8 million, US$2.6 million and US$2.7 million in the years ended December 31, 2021, 2020 and 2019, respectively. Additionally, we paid to certain of our partners an aggregate amount of US$19.8 million as bonus compensation in the month of February 2022 and we expect to pay US$12.2 million as Carry bonus throughout the year of 2022. See note 30(a) to our audited consolidated financial statements, included elsewhere in this annual report.
Long-Term Investments
Patria Brazilian Private Equity III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have certain of our founding shareholders as related parties holding a participating share that gives them the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P. These investments are recorded under long-term investments with equivalent liabilities to the holder of the participating share. All contributions to these investment funds are made by the respective related party and distributions received are returned to the respective related party. For further details, see notes 12(b) and 17 to our audited consolidated financial statements.
Carried Interest Allocation
Our senior managing directors and certain employees are entitled to receive 35% of the performance fee receivable from PBPE Fund III (Ontario), L.P. through a carried interest vehicle, as they are its ultimate beneficial owner. See note 22(a) to our audited consolidated financial statements.

Long-Term Incentive Plan
In 2021, we introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Equity Incentive Plan” for additional information.
Defined Benefits Plan
Our employees in Chile are a party to a certain defined benefits plan as part of the compensation for their services. See note 15(c) to our audited consolidated financial statements.
Lease Commitments
Certain lease payments were made for various office premises, a portion of which were paid to MAM I and MAM II, both of which are related parties. See note 20(a) to our audited consolidated financial statements. Additionally, since December 1, 2021 Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa lease offices to Moneda III SpA, an entity owned by the Moneda Shareholders (as defined herein).
Building Improvements
Amounts for building improvements included under property and equipment include US$0.1 million incurred by Moneda S.A. Administradora General De Fondos, or “MAGF,” to a related party (Constructor EG SpA due to a related partner) for the month and year ended December 31, 2021. See note 13 to our audited consolidated financial statements.
Professional Services
Amounts for other liabilities and administrative expenses includes approximately US$2,000.00 incurred by MAGF to a related party (Barros and Errázuriz Abogados Limitada due to related legal advisory director) for legal advisory services for the month and year ended December 31, 2021. See notes 17 and 23 to our audited consolidated financial statements.
Related Party Transaction Policy
In January 2021, we entered into a new related party transaction policy. Under our new related party transaction policy, certain related party transactions need to be approved by our board of directors or a designated committee thereof, which may include our audit committee.
Registration Rights Agreement
Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. Registration Rights Agreement
We entered into a registration rights agreement, or the “BX Registration Rights Agreement,” with Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C., or the “Principal Shareholders” that provides the Principal Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights.
Subject to restrictions on transfer of their shares pursuant to the lock-up
agreements entered into with the underwriters of our initial public offering, and subject to several exceptions, including underwriter cutbacks and our right to defer a demand registration under certain circumstances, the Principal Shareholders may require that we register for public resale under the Securities Act all common shares constituting Registrable Securities (as defined in the BX Registration Rights Agreement) that they request to be registered so long as the securities requested to be registered in each registration statement have an aggregate estimated market value of at least US$25 million (unless the initiating holder is seeking to register the sale of its entire interest in our share capital). If we become eligible to register the sale of Registrable Securities on Form
F-3
under the Securities Act, which will not be until at least twelve months after the date of the initial public offering, our Principal Shareholders will have the right to require us to register the sale of the Registrable Securities held by them on Form
F-3,
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
In connection with the transfer of their Registrable Securities, the parties to the BX Registration Rights Agreement may assign certain of their respective rights under the BX Registration Rights Agreement under certain circumstances. In connection with the registrations described above, we will pay certain expenses relating to such registrations and will indemnify any selling shareholders against (or make contributions in respect of) certain liabilities, subject to certain restrictions, and the selling shareholders will indemnify us against (or make contributions in respect of) certain liabilities, subject to certain restrictions.
Moreover, under the BX Registration Rights Agreement, each of Mr. Alexandre T. de A. Saigh, Mr. Olimpio Matarazzo Neto, Mr. Otavio Lopes Castello Branco Neto and Patria Holdings, on the one hand, and Blackstone, on the other hand, has agreed to certain lock-up
provisions that restrict them from selling or otherwise disposing any shares held by such persons until the six-month
anniversary of the listing date, subject to certain exceptions. The restrictions lapse as to one-third
of such shares on the
six-month
anniversary of the listing date, as to another
one-third
of such shares on the
12-month
anniversary of the listing date, and as to the remainder of such shares on the
18-month
anniversary of the listing date.
Moneda Shareholders Registration Rights Agreement
We entered into a registration rights agreement, or the “Moneda Registration Rights Agreement,” with Inversiones Puerto Aventura Limitada, Inversiones Orobanca SpA, Inversiones Financieras S.A., Inversiones y Asesorías Santa Loreto Limitada, Asesorias e Inversiones Trialma Limitada, Inversiones Leprechaun SpA, Inversiones Lircay SpA, Asesorias e Inversiones Moraleja SpA, Jadresic Asesorias e Inversiones SpA, Asesorias e Inversiones IOU Limitada, Inversiones Ronin 2 Limitada, Inversiones Oropax and Inversiones VA SpA, or the “Moneda Shareholders” that provides the Moneda Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights.
Subject to restrictions on transfer of their shares pursuant to the pledge, security, control and lock-up
agreement entered by and between us and each of the Moneda Shareholders, and subject to several exceptions, including our right to defer a request of registration under certain circumstances, the Moneda Shareholders may require that we file short-form registration forms, on Form
F-3
or any comparable or successor form, providing for the registration of, and the sale on a continuous or delayed basis of, the Registrable Securities (as defined in the Moneda Registration Rights Agreement) held by such requesting Moneda Shareholder so long as the securities requested to be registered in each short-form registration have an aggregate estimated market value of at least US$25 million.
If we propose to register the sale of any of our securities under the Securities Act for our own account or the account of any other holder (excluding any securities to be registered on a short-term registration statement filed solely to effect a block sale, on Form
S-8
relating to shares issued in connection with an employee benefit plan or Form
F-4
relating to shares issued in connection with any transaction), our Moneda Shareholders are entitled to a notice of such registration and to request that we include their Registrable Securities for resale on such registration statement, and we are required, subject to certain exceptions, to include such Registrable Securities in such registration statement.

In connection with the transfer of their Registrable Securities, the parties to the Moneda Registration Rights Agreement may assign certain of their respective rights under the Moneda Registration Rights Agreement under certain circumstances. We will pay certain expenses in connection with a registration proposed by us of the sale of any of our securities under the Securities Act for our own account or the account of any other holder. In case of a short-form registration requested by Moneda Shareholders, the expenses will be borne severally and not jointly, pro rata, by the selling Moneda Shareholders and other selling holders. Furthermore, in connection with the registrations described above, we will indemnify any selling shareholders against certain liabilities, subject to certain restrictions, and the selling shareholders will indemnify us against certain liabilities, subject to certain restrictions.
Indemnification Agreements
We entered into indemnification agreements with our directors and executive officers in connection with our initial public offering. The indemnification agreements and our Articles of Association require us to indemnify our directors and executive officers to the fullest extent permitted by law.
Shareholders’ Agreement
On October 1, 2010, we entered into a shareholders’ agreement, or the “Shareholders’ Agreement,” with Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. The Shareholders’ Agreement contains certain customary provisions, including the rights of Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. to designate a certain number of the members of our board of directors. The Shareholders’ Agreement (including the board designation rights and Patria’s rights with respect to use of the Blackstone name) was terminated in connection with the completion of our initial public offering, except for certain provisions that survive in accordance with the terms of the Shareholders’ Agreement, including drag-along and tag-along
rights.
Corporate Reorganization
On December 1, 2020, we entered into a purchase agreement among Blackstone and certain of its affiliates, Messrs. Alexandre T. de A. Saigh, Olimpio Matarazzo Neto and Otavio Lopes Castello Branco Neto, or the “Founders,” and certain entities affiliated with the Founders, or the “Founder Entities,” and Patria Brazil, in connection with the Purchase and
Roll-Up.
See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Corporate Reorganization” for additional information regarding our corporate reorganization.

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
In the years ended December 31, 2021, 2020 and 2019, dividends paid to our shareholders were US$119.8 million, US$64.5 million and US$46.9 million, respectively. Prior to our IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Shareholders’ Agreement valid at that time. For the period ended December 31, 2021, dividends were declared and paid to shareholders on a pro rata basis. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement.”

Total dividends approved and declared for the year ended December 31, 2021 amounted to US$96.5 million, of which US$23.5 million were approved in February 2022 and paid in March 2022. Total dividends approved and declared for the year ended December 31, 2020 amounted to US$84.2 million, of which US$23.3 million was paid to shareholders in January 2021.
Our intention is to pay to holders of common shares dividends representing approximately 85% of our Distributable Earnings, subject to adjustment as determined by our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related
payments, clawback obligations and dividends to shareholders for any ensuing quarter. The dividend amount could also be adjusted upwards or downwards. All of the foregoing is subject to the further qualification that the declaration and payment of any dividends are at the sole discretion of our board of directors and our board of directors may change our dividend policy at any time, including, without limitation, to reduce such dividends or even to eliminate such dividends entirely. For more information on Distributable Earnings, see “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
Financial Measures and Reconciliations—Distributable Earnings (DE).”
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

We recognize provisions for legal proceedings in our financial statements, in accordance with our management’s assessment and applicable accounting rules, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation, and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses, if any, arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.
As of December 31, 2021, we have not been directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (provisions, contingent liabilities, and contingent assets). However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.
Civil Matters
As of December 31, 2021, we were party to three legal proceedings of a civil nature. Two civil proceedings were related to collection lawsuits filed by third parties seeking our joint liability for the acts of certain of our service providers and portfolio companies and one commercial dispute involving a group of investors seeking indemnification for alleged damages, in an aggregate amount estimated by us to be approximately US$7.2 million (R$40.1 million), for which no reserves have been recorded.
Labor Matters
As of December 31, 2021, we were party to seven labor-related proceedings in an aggregate amount of US$2.0 million (R$11.4 million), of which US$37,000 (R$206,000) is related to an employment lawsuit filed in 2019 by a former employee, with the risk of loss considered possible by external legal counsel, for which no reserves have been recorded
. The other cases refer to labor claims of third parties’ employees seeking our joint and several liability for the acts of our service providers and portfolio companies.
The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition.
Tax and Social Security Matters
As of December 31, 2021, we were involved in 10 administrative or judicial proceedings with a risk of loss evaluated by our external counsels as either remote or possible, for which we recorded no provision, since based on the advice of our external counsels, none of these cases was evaluated as a probable loss. As of December 31, 2021, we had no judicial deposits, as these were not required under applicable Brazilian accounting standards. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our results of operations or financial condition. See note 19 to our consolidated financial statements included elsewhere in this annual report.
The following is a summary of our most significant tax proceedings with a risk of loss evaluated by our external counsels as possible:

•
On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program, or “PIS,” and Social Security Financing Contribution, or “COFINS,” allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with a supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2021, the estimated value involved in this proceeding was US$4.7 million (R$26.6 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.

•
On December 16, 2019, the Brazilian Federal Revenue Service also issued a tax claim against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending.
As of December 31, 2021, the estimated amount involved in this proceeding was US$1.8 million (R$10.2 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.

•
In 2017 and 2018, the Municipality of São Paulo filed six administrative proceedings against one of our subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services, or “ISS.” In 2019, the Municipality of São Paulo obtained favorable administrative decisions. In light of the outcome of the administrative proceedings, our subsidiaries filed legal proceedings to revert the administrative decisions and such legal proceedings are currently ongoing. As of December 31, 2021, our external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss in an aggregated amount of US$4.5 million (R$24.9 million). We do not believe that these judicial proceedings are material considering that none of them, individually, involve amounts above R$10 million.

The Brazilian Federal Revenue Service has been reviewing and questioning the prevailing nonresident investment company structures used by the private equity industry for investments in Brazil. In connection with this review a tax claim was issued against the financial institution that acted as a legal representative for nonresident entities who invested in the Brazilian markets, including nonresident investment vehicles managed by certain of our affiliates that invested part of their holdings in Brazilian incorporated funds managed by certain of our affiliates. According to the Brazilian Federal Revenue Service, although previously understood to be exempt from income taxes, the financial institution should have withheld and collected withholding income tax on distributions made to such nonresident vehicles for which it acted as legal representative. Because such nonresident entities invested part of their holdings in Brazilian incorporated funds managed by certain of our affiliates, certain of our affiliates were viewed as jointly liable for the payment of the underlying withholding income tax, together with fines and interest. Certain of our affiliates filed their defense and a final decision by the administrative court is currently pending, although we already had a favorable decision in the case on the first administrative instance. In Brazil, first administrative instance decisions are always reviewed by the Administrative Chamber of Tax Appeals, a second instance in administrative proceedings.
Although amounts, including penalties and interest, could be significant, based on the advice of our external counsel in view of the regulations, applicable facts related to the beneficial owners as well as the rulings issued so far, we believe that the risk of loss in this proceeding is remote and no provision has been recorded.
The Brazilian Federal Revenue Service issued a tax claim against one of the Brazilian portfolio companies held by one of our funds, demanding the withholding income tax on the capital return to its shareholders, due to the fact that such remittances were considered simulated. In this sense, Patria Investimentos Ltda. was deemed jointly liable as the legal representative of the investment funds that received such payments, as shareholders of the portfolio company. Both companies presented their defense, however, there has been no administrative decision yet. Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is remote, and no provision had to be recorded.

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
F-1
(File
No. 333-251823),
filed with the SEC on January 14, 2021.
Our Memorandum and Articles of Association authorize the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (1) 500,000,000 are designated as Class A common shares, (2) 250,000,000 are designated as Class B common shares, and (3) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. As of the date of this annual report, 54,247,500 Class A common shares and 92,945,430 Class B common shares of our authorized share capital were issued, fully paid and outstanding.
Our Class A common shares are listed on the Nasdaq under the symbol “PAX.”

Initial settlement of our Class A common shares took place on the closing date of our initial public offering through The Depository Trust Company, or “DTC,” in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.
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
We currently have a total issued share capital of US$14,720, divided into 147,192,930 common shares. Those common shares are divided into 54,247,500 Class A common shares and 92,945,430 Class B common shares.
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
Patria’s Articles of Association provide that at any time there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Patria (following an offer by Patria to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Patria pursuant to Patria’s Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one
voting ratio between our Class B common shares and Class A common shares means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”

Patria’s Articles of Association also provide that the issuance of non-voting
common shares requires the affirmative vote of a majority of the then-outstanding Class A common shares.
Fiscal Year
Patria’s fiscal year begins on January 1 of each year and ends on December 31 of the same year.
Voting Rights
The holders of the Class A common shares and Class B common shares have identical rights, except that (1) the holder of Class B common shares is entitled to 10 votes per share, whereas holders of Class A common shares are entitled to one vote per share, (2) Class B common shares have certain conversion rights and (3) the holder of Class B common shares is entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. For more information see “—Preemptive or Similar Rights” and “—Conversion.” The holders of Class A common shares and Class B common shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.
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
Subject to regulatory requirements, the annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regard to the annual general meeting, and the holders of 95% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.
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
Share Repurchase
The Companies Act and the Articles of Association permit Patria to purchase its own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Patria, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, Nasdaq, or by any recognized stock exchange on which our securities are listed.
Dividends and Capitalization of Profits
Our intention is to pay to holders of Class A common shares dividends representing approximately 85% of our Distributable Earnings, subject to adjustment by amounts determined by our board of directors to be necessary or appropriate. The dividend amount could also be adjusted upwards or downwards. For more information on Distributable Earnings, see “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—Non-GAAP
Financial Measures and Reconciliations—Distributable Earnings (DE).” For more information on our dividend policy, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”
Subject to the Companies Act, Patria’s shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at a general meeting, declare dividends (including interim dividends) to be paid to shareholders, but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Patria. Except as otherwise provided by the rights attached to shares and the Articles of Association of Patria, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.
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
On October 1, 2010, we entered into a shareholders’ agreement, or the “Shareholders’ Agreement,” with Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. The Shareholders’ Agreement contains certain customary provisions, including the rights of Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. to designate a certain number of the members of our board of directors. The Shareholders’ Agreement (including the board designation rights and Patria’s rights with respect to use of the Blackstone name) was terminated in connection with the completion of our initial public offering, except for certain provisions that survive in accordance with the terms of the Shareholders’ Agreement, including drag-along and tag-along
rights.
Our directors are Olimpio Matarazzo Neto, Otavio Lopes Castello Branco Neto, Alexandre Teixeira de Assumpção Saigh, Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney. Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq.
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
Grounds for Removing a Director
A director may be removed with or without cause by ordinary resolution. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than 10 calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his or her removal.
The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his or her co-directors,
incapable by reason of mental disorder of discharging his or her duties as director, (4) resigns his or her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.
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
Registration Rights and Restrictions on Transfer
Although no shareholders of Patria have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up
agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. We entered into a registration rights agreement, or the “BX Registration Rights Agreement,” with Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C., or the “Principal Shareholders” that provides the Principal Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights. We have also entered into a registration rights agreement, or the “Moneda Registration Rights Agreement,” with certain former shareholders of Moneda, or the “Moneda Shareholders” that provides the Moneda Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”
Moreover, under the BX Registration Rights Agreement, each of Mr. Alexandre T. de A. Saigh, Mr. Olimpio Matarazzo Neto, Mr. Otavio Lopes Castello Branco Neto and Patria Holdings, on the one hand, and Blackstone, on the other hand, has agreed to certain lock-up
provisions that restrict them from selling or otherwise disposing any shares held by such persons until the six-month
anniversary of the listing date, subject to certain exceptions. The restrictions lapse as to one third of such shares on the six-month
anniversary of the listing date, as to another
one-third
of such shares on the
12-month
anniversary of the listing date, and as to the remainder of such shares on the
18-month
anniversary of the listing date.

Furthermore, each Moneda Shareholder entered with us into a pledge, security, control and lock-up
agreement, or the “Moneda
Lock-Up
Agreement” that restrict them from (1)(A) offering, pledging, assigning, selling or otherwise disposing any shares, (B) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (C) converting any such Class B common shares into Class A common shares, (2) enter into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) make any demand for the registration of any shares; held by such persons during the period beginning on fifth anniversary of the closing date of the Moneda acquisition and ending on the earlier of (a) the date on which the Moneda Shareholder ceases to be employed by Patria or any of its affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.
In addition, each of Patria Holdings’ shareholders (which include entities beneficially owned by our Founders and certain of our directors and executive officers) has agreed to lock-up
restrictions that restrict them from selling their shares in Patria Holdings for a period of five years from the consummation of our initial public offering, except for lock-up
restrictions applicable to shares beneficially owned by Mr. Otavio Lopes Castello Branco Neto, which terminate in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings. Although the governance and economic strategy of the Founders and senior executives of Patria is to retain control and economic interest through Patria Holdings and to reward key executives with participation in Patria Holdings, other than the individual lock-ups
for the Founders agreed in the BX Registration Rights Agreement as described above, there are no restrictions on the ability of Patria Holdings to transfer shares of Patria following the expiration of the lock-up
agreements entered into with the representatives of the underwriters.
Patria, our executive officers and directors who held shares upon completion of our initial public offering and our existing shareholders have agreed to lock-up
agreements that restrict us and them, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of our initial public offering without the prior consent of the representatives for the underwriters. However, the underwriters may, in their sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up
agreements described above. In addition, these
lock-up
agreements are subject to the exceptions described in “Class A Common Shares Eligible for Future Sale,” including the right for Patria to issue new shares if we carry out an acquisition or enter into a merger, joint venture or strategic participation.
Principal Differences between Cayman Islands and U.S. Corporate Law
The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to Patria and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman
Islands companies.
For these purposes, (1) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (i) the solvency of the consolidated or surviving company; (ii) the merger or consolidation is bona fide
and not intended to defraud unsecured creditors of the constituent companies; (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (vi) a list of the assets and liabilities of each constituent company; (vii) the non-surviving
constituent company has retired from any fiduciary office held or will do so; (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (ix) an undertaking that a copy of the certificate of merger or consolidation will be published in the Cayman Islands Gazette, and where the surviving company is a Cayman Islands company, given to the members and creditors of each constituent company.

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

In principle, Patria itself would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of Patria in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Patria has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

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
As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•
Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;

•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either; and

•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

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
Removal of Directors
The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director, (2) becomes bankrupt or makes an arrangement or composition with his creditors, (3) dies or is in the opinion of all his co-directors,
incapable by reason of mental disorder of discharging his duties as director (4) resigns his or her office by notice to us or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

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
Winding-Up
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
two-thirds
majority vote).
Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, Patria’s Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds
majority vote).

Rights of Nonresident or Foreign Shareholders
There are no limitations imposed by Patria’s Articles of Association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on Patria’s shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
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

C.	Material Contracts
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
As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised). We have applied for and received this undertaking which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”

•	entities classified as partnerships for U.S. federal income tax purposes;

•	persons that own or are deemed to own ten percent or more of our stock, by vote or value; or

•	persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.
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
Except where noted, this discussion assumes that we are not, and will not become, a passive foreign investment company, or a “PFIC,” as described below.
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
We do not believe we were a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2022 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (1) certain distributions by a Lower-tier PFIC and (2) dispositions of shares of Lower-tier PFICs, in each case as if that U.S. Holder held such shares directly, even though the U.S. Holder will not have received the proceeds of those distributions or dispositions.
If we were a PFIC for any taxable year during which a U.S. Holder held our Class A common shares (assuming such U.S. Holder has not made and maintained a timely election described below), gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the Class A common shares would be allocated ratably over the U.S. Holder’s holding period for the Class A common shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount. Further, to the extent that any distributions received by the U.S. Holder on its Class A common shares exceed 125% of the average of the annual distributions on the Class A common shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, those distributions would be subject to taxation in the same manner as gain, described immediately above.
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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes, foreign currency fluctuations and share prices. Information relating to quantitative and qualitative disclosures about these market risks is described below. For more information, see note 29(d) to our audited consolidated financial statements included elsewhere in this annual report.

Credit Risk
Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations. We have low exposure to credit risk, since the current amounts receivable recorded as of December 31, 2021, 2020 and 2019 are composed mainly of management fees and performance fees of investment funds managed by us, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.
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
Market Risk
Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate and share prices. Our policy aims to mitigate our exposure to market risks; therefore, as of the years ended December 31, 2021, 2020 and 2019, we mainly invested in fixed income assets and did not hold derivative financial instruments.
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

Sensitivity Analysis
The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against U.S. dollars, as demonstrated in the tables below:

	As of December 31, 2021
	Balance in each exposure currency(1)						Total Balance	Exchange
								Variation impact considering 10% change in the year end rates
	BRL	HKD	CLP	COP	GBP	USD	USD
Cash and cash equivalents	112	10,367	5,380,931	380,196	460	6,893	15,264	838
Client funds on deposit	—	—	66,672,455	—	—	—	78,163	7,817
Short term investments	44,202	—	2,279,681	—	—	141,272	151,866	1,059
Accounts receivable	22,741	6	6,908,891	113,854	—	95,911	108,115	1,220
Projects Advance	4,120	237	(1,168)	469	32	3,124	3,935	81
Deposit/guarantee on lease agreement	85	264	1,847,751	81,908	180	566	3,043	248
Client funds payable	—	—	66,672,455	—	—	—	78,163	(7,817)
Long-term investments	3,508	—	63,614	—	—	17,574	18,278	70
Carried interest allocation	—	—	—	—	—	11,582	11,582	—
Consideration payable on acquisition	—	—	—	—	—	16,437	16,437	—
Contingent consideration payable on acquisition	—	—	—	—	—	25,775	25,775	—
Suppliers and occupancy costs	2,811	196	921,549	86,553	200	5,472	7,372	(190)

Net Impact								3,326

(1)	References to (1) BRL are to the Brazilian Real , (2) HKD are to the Hong Kong dollar, (3) CLP are to the Chilean Peso, (4) COP are to the Colombian Peso, and (5) GBP are to the Pound Sterling.

	As of December 31, 2020
	Balance in each exposure currency(1)						Total Balance	Exchange
								Variation impact considering 10% change in the year end rates
	BRL	HKD	CLP	COP	GBP	USD	USD

	(in US$ thousands)
Cash and cash equivalents	626	6,755	49,702	27,512	44	12,922	14,052	113
Short term investments	4,782	—	—	—	—	9,009	9,929	92
Accounts receivable	45,327	6	38,527	132,631	14	37,180	46,015	884
Projects Advance	1,995	44	—	3,972	7	1,371	1,772	39
Other assets	5,979	9	10,525	177,044	64	2,938	4,243	131
Personnel and related taxes	41,308	2,308	121,634	1,409,774	509	4,806	14,329	(952)
Taxes payable	4,906	122	10,791	159,553	36	—	1,070	(107)
Other liabilities	12,436	480	12,644	10,042	174	6,573	9,287	(271)

Net impact								(71)

(1)	References to (1) BRL are to the Brazilian Real , (2) HKD are to the Hong Kong dollar, (3) CLP are to the Chilean Peso, (4) COP are to the Colombian Peso, and (5) GBP are to the Pound Sterling.
The exposure shows the balance sheet impact considering a U.S. dollar valuation increase of 10%. This scenario best reflects our expectations based on projections available in the financial market and take into account the ending rates for each year.

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
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2021 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.

B.	Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in
Rule 13a-15(f)
of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS) issued by International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2021, and the material weaknesses previously reported in our 2020 Annual Report on Form
20-F
filed on April 28, 2021 were remediated.

C.	Attestation Report of the Registered Public Accounting Firm
This annual report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

D.	Changes in Internal Control Over Financial Reporting
In connection with our 2020 audit, we had previously disclosed certain material weaknesses in our control over financial reporting related to the lack of (1) a risk and control matrix in order to address the risks of material misstatements in the financial statements, (2) a process to monitor control activities and identify control deficiencies, and (3) a formal process for review financial statements and approval of manual journal entries.
We took actions to remediate the material weaknesses relating to our internal controls over financial reporting, as described below. The controls and processes we implemented to remediate the identified material weakness included:

(i)	the development of a matrix of risks and controls for material account balances, classes of transactions, disclosures and relevant assertions;

(ii)
the implementation of new processes and procedures in our financial reporting closing process to provide additional levels of review by IFRS experienced personnel, including specific review and approval procedures for manual journal entries; and

(iii)	the implementation of monitoring controls such as self-assessments and action plans to remediate deficiencies.
As a result of the remediation activities and controls in place as of December 31, 2021 described above, we have remediated our previously disclosed material weaknesses as of such date.
On December 1, 2021, we concluded a material business combination by acquiring 100% of the issued share capital of Moneda Asset Management SpA, or “Moneda,” a Chilean simplified corporation. It has not been possible to conclude an assessment of the acquired business’s internal control over financial reporting between the acquisition date and the date of management’s assessment; therefore, our management has excluded the acquired business from our management’s report on internal control over financial reporting.
The acquired businesses contributed revenues of US$9.1 million and net profit of US$5.3 million to us for the period from December 1, 2021, to December 31 31, 2021, as well as total assets of US$144.8 million as of November 30, 2021. For more information on our business combination with Moneda, see “Item 4. Information On The Company—A. History and Development of the Company—Our History—Combination with Moneda Asset Management.”

ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Jennifer Anne Collins and Glen George Wigney are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2021 and 2020. Our independent registered public accounting firm was Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the years ended December 31, 2021 and 2020.

	2021	2020

	(in US$ thousands)
Audit fees	514	913
Audit-related fees	780	—
Tax fees	80	12
All other fees	—	—

Total	1,374	925

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
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services would include, among others: accounting consultations, U.S. Sarbanes-Oxley Act of 2002 assessments, and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.
Tax Fees
Tax fees are fees billed for professional services for tax due diligence and tax consultations.
All Other Fees
In 2020 and 2021, there were no other fees.

Audit Committee
Pre-Approval
Policies and Procedures
In accordance with the requirements of the U.S. Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, in connection with the establishment of our audit committee (which was undertaken in connection with our initial public offering), we introduced a procedure for the review and preapproval of any services performed by Deloitte (including but not limited to Deloitte Touche Tohmatsu Auditores Independentes Ltda.) including audit services, audit-related services, tax services and other services. The procedure requires that all proposed engagements of Deloitte for audit and permitted non-audit
services are submitted to the audit committee for approval before the beginning of any such services.
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
ITEM 16G. CORPORATE GOVERNANCE
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

•
Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

•
Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;

•
Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or remuneration committee nor do we have any current intention to establish either; and

•
Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning at page
F-1.
ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit

2.1*	Description of Securities registered under Section 12 of the Exchange Act.

3.1	Articles of Association of Patria (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

4.1*†	Transaction agreement, dated as of September 3, 2021, among Patria Investments Limited, Patria Investments Latam S.A., Moneda Asset Management SpA, the shareholders of Moneda Asset Management SpA and the guarantors named therein.

4.2*†	First Amendment to transaction agreement, dated as of December 1, 2021, among Patria Investments Limited, Patria Investments Latam S.A., Moneda Asset Management SpA, the shareholders of Moneda Asset Management SpA and the guarantors named therein.

10.1	Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

14.1	English translation of the Code of Ethics of Patria (incorporated herein by reference to Exhibit 14.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

21.1*	List of subsidiaries.

23.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*	Filed with this Annual Report on Form 20-F.
†	Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PATRIA INVESTMENTS LIMITED April 27, 2022

By:	/s/ Alexandre Teixeira de Assumpção Saigh
Name: Alexandre Teixeira de Assumpção Saigh
Title: Chief Executive Officer

By:	/s/ Marco Nicola D’Ippolito
Name: Marco Nicola D’Ippolito
Title: Chief Financial Officer

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4 th to 12 th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Patria Investments Limited
Opinion on the consolidated financial statements
We have audited the accompanying consolidated statements of financial position of Patria Investments Limited and subsidiaries (the “Company”) as of December 31, 2021 and 2020, the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards - IFRSs as issued by the International Accounting Standards Board - IASB.
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
DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
April
26
, 2022
We have served as Company’s auditors since 2012.
Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as “Deloitte Global”) does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.
Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500
®
companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.
©
2022. For information, contact Deloitte Touche Tohmatsu Limited.

Patria Investments Limited
Consolidated Statement of Financial Position
As of December 31, 2021 and December 31, 2020
(In thousands of United States dollars – US$)

Assets	Note	12/31/2021	12/31/2020
Cash and cash equivalents	6	15,264	14,052
Short term investments	12(a)	151,866	9,929
Client funds on deposit	7	78,163	—
Accounts receivable	8	97,119	24,022
Project advances	9	3,199	1,277
Other current assets	10	3,559	3,703
Recoverable taxes	11	3,152	692

Current assets		352,322	53,675

Accounts receivable	8	10,996	21,993
Deferred tax assets	18	3,446	2,338
Project advances	9	736	495
Other non-current assets	10	3,227	540
Long-term investments	12(b)	18,278	1,986
Property and equipment	13	13,408	3,819
Intangible assets	14	358,908	22,357

Non-current assets		408,999	53,528

Total assets		761,321	107,203

Liabilities and equity	Note	12/31/2021	12/31/2020
Client funds payable	7	78,163	—
Consideration payable on acquisition	28	16,437	—
Personnel and related taxes payable	15	37,764	12,802
Taxes payable	16	3,889	1,070
Dividends payable	27(c)	—	23,259
Other current liabilities	17	8,391	6,913
Carried interest allocation	22(a)	11,582	—

Current liabilities		156,226	44,044

Contingent consideration payable on acquisition	28	25,775	—
Personnel liabilities	15	5,252	1,527
Deferred consideration payable	28	2,037	—
Deferred tax liabilities	18	—	185
Other non-current liabilities	17	7,746	2,374

Non-current liabilities		40,810	4,086

Total liabilities		197,036	48,130

Capital	27(a)	15	1
Additional paid-in capital	27(b)	485,180	1,557
Other reserves	27(d)	764	—
Retained earnings		87,948	62,001
Cumulative translation adjustment	27(g)	(9,622)	(6,244)

Equity attributable to the owners of the Company		564,285	57,315
Non-controlling interests	27(h)	—	1,758

Equity		564,285	59,073

Total liabilities and equity		761,321	107,203

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Income Statement
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States dollars - US$, except earnings per share)

	Note	2021	2020	2019
Net revenue from services	21	235,515	115,017	123,215

Cost of services rendered		(86,765)	(33,182)	(42,958)
Personnel expenses	22	(47,604)	(27,229)	(36,898)
Deferred consideration	28	(2,037)	—	—
Amortization of intangible assets	22	(6,920)	(5,953)	(6,060)
Carried interest allocation	22(a)	(30,204)	—	—

Gross profit		148,750	81,835	80,257

Operating income and expenses		(26,891)	(16,667)	(15,636)

Administrative expenses	23	(14,385)	(14,627)	(15,702)
Other income/(expenses)	24	(12,506)	(2,040)	66

Operating income before net financial income/(expense)		121,859	65,168	64,621

Net financial income/(expense)	25	(287)	(192)	(170)

Income before income tax		121,572	64,976	64,451

Income tax	26	(381)	(3,136)	(3,513)

Net income for the year		121,191	61,840	60,938

Attributable to:
Owners of the Company		122,476	62,209	58,539
Non-controlling interests		(1,285)	(369)	2,399

Basic and diluted earnings per thousand shares	27(e)	0.90066	0.53170	0.50033

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States dollars - US$)

	2021	2020	2019
Net income for the year	121,191	61,840	60,938
Items that will be reclassified to the income statement:
Currency translation adjustment	(3,378)	(1,863)	(3,031)
Currency translation adjustment – non-controlling interests	(88)	(1,911)	(610)

Total comprehensive income	117,725	58,066	57,297
Attributable to:
Owners of the Company	119,098	60,346	55,508
Non-controlling interests	(1,373)	(2,280)	1,789

Patria Investments Limited
Consolidated Statement of Changes in Equity
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
Balance at December 31, 2018		1	1,557	—	73,341	(2,853)	72,046	6,290	78,336

Cumulative translation adjustment	27(g)	—	—	—	—	(3,031)	(3,031)	(610)	(3,641)
Net income for the year		—	—	—	58,539	—	58,539	2,399	60,938
Dividends distributed	27(c)	—	—	—	(46,397)	—	(46,397)	(489)	(46,886)

Balance at December 31, 2019		1	1,557	—	85,483	(5,884)	81,157	7,590	88,747

Cumulative translation adjustment	27(g)	—	—	—	(1,503)	(360)	(1,863)	(1,911)	(3,774)
Net income for the year		—	—	—	62,209	—	62,209	(369)	61,840
Dividends declared	27(c)	—	—	—	(23,259)	—	(23,259)	—	(23,259)
Dividends paid		—	—	—	(60,929)	—	(60,929)	(3,552)	(64,481)

Balance at December 31, 2020		1	1,557	—	62,001	(6,244)	57,315	1,758	59,073

Cumulative translation adjustment	27(g)	—	—	—	—	(3,378)	(3,378)	(88)	(3,466)
Share Split		11	(11)	—	—	—	—	—	—
Capital issuance	27(a)	3	510,296	—	—	—	510,299	—	510,299
Transaction costs	27(a)/27(b)	—	(27,047)	—	—	—	(27,047)	—	(27,047)
Net income for the year		—	—	—	122,476	—	122,476	(1,285)	121,191
Dividends declared and paid	27(c)	—	—	—	(96,529)	—	(96,529)	—	(96,529)
Grant of share based incentive plan	27(d)	—	—	764	—	—	764	—	764
Changes in interest of subsidiaries	5(o)	—	385	—	—	—	385	(385)	—

Balance at December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	—	564,285

The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Cash Flows
For the years ended December 31, 2021, 2020 and 2019
(In thousands of United States dollars - US$)

	Note	2021	2020	2019
Cash flows from operating activities
Net income for the period		121,191	61,840	60,938
Adjustments to net income for the year
Depreciation expense	13/23	1,783	1,680	2,120
Amortization expense	14/22/23	6,973	6,007	6,156
IPO expenses accrual	24	270	—	—
Loss on transfer of investment	24	734	—	—
Net financial investment income	25	(355)	(366)	(890)
Valuation adjustment of long-term investments	25	(226)	91	46
Interest expense on lease liabilities	25	1,022	869	918
Deferred income taxes expense	26	(1,311)	2,245	(270)
Current income taxes expense	26	1,692	891	3,783
Share based incentive plan	27(d)	764	—	—
Other non-cash effects		(369)	(243)	(3,469)

Changes in operating assets and liabilities
Accounts receivable		(62,745)	(22,560)	(17,460)
Projects advances		(2,173)	4,537	37
Recoverable taxes		(2,570)	(326)	106
Personnel and related taxes payable		27,596	1,144	1,748
Carried interest allocation	22(a)	11,582	—	—
Deferred consideration payable on acquisition	28	2,037	—	—
Taxes payable and deferred taxes		1,182	185	772
Payment of income taxes		(221)	(1,833)	(2,317)
Other assets and liabilities		1,905	(716)	(6,630)
Payment of placement agent fees	17	(1,200)	(750)	(1,121)
Net cash provided by operating activities		107,561	52,695	44,467

Cash flows from investing activities
Decrease (increase) in short term investments		(141,745)	9,511	20,658
Decrease (increase) in short-term investment – loan		—	13,031	(13,031)
Decrease (increase) in long-term investments		(17,873)	1,629	3,769
Acquisition of subsidiaries, net of cash acquired	28	(122,767)	—	—
Acquisition of property and equipment	13	(1,551)	(163)	(147)
Acquisition of software and computer programs	14	(292)	(497)	5
Net cash provided by investing activities		(284,228)	23,511	11,254

Cash flows from financing activities
IPO proceeds		302,722	—	—
IPO transaction costs		(3,204)	—	—
Dividends paid	27(c)	(119,788)	(64,481)	(46,886)
Payments related to P2 Group purchase		—	—	(5,000)
Lease payments		(832)	(893)	(987)
Interest paid on lease liabilities	17	(1,007)	(865)	(899)
Net cash used in financing activities		177,891	(66,239)	(53,772)

Foreign exchange variation on cash and cash equivalents in foreign currencies		(12)	(35)	(175)

Increase in cash and cash equivalents		1,212	9,932	1,774

Cash and cash equivalents at the beginning of the year	6	14,052	4,120	2,346
Cash and cash equivalents at the end of the year	6	15,264	14,052	4,120

Increase in cash and cash equivalents		1,212	9,932	1,774

Non-cash operating and investing activity
Transfer of long-term investment with a corresponding decrease in liability	12	300	—	14,761
Addition of right of use assets	13	8,783	137	5,132
Accrued placement agent liabilities with a corresponding increase in intangible	13	—	1,250	—
Dividends declared	27(c)	—	23,259	—
IPO transaction costs decrease in assets with corresponding decrease in equity	27(a)/27(b)	624	—	—
IPO transaction costs accrual increase in liability with corresponding decrease in equity	27(a)/27(b)	427	—	—
Changes in interest of subsidiaries		385	—	—
Acquisition of subsidiaries through share issuance	28	184,789	—	—
Contingent consideration payable on acquisition	28	25,775	—	—
Consideration payable on acquisition	28	16,437	—	—
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1	General information
Patria Investments Limited (the “Company”) was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company’s obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.
On January 21, 2021, the Company completed its initial public offering (“IPO”) registration, offering 34,613,647 Class A common shares, being 19,147,500 new shares by the Company (primary offering), and the remaining 15,466,147 shares by a selling shareholder (secondary offering). The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company’s Registration Statement on Form
F-1
(Registration N°
333-251823).
The common shares began trading on the Nasdaq Global Select Market
(“NASDAQ-GS”)
on January 22, 2021, under the symbol “PAX”.
The Company is a public holding company controlled by Patria Holdings Ltd. (the “Parent”), which held
 55.6% of the Company’s common shares as of December 31, 2021, controlled by a group of individuals.
The Company and its subsidiaries (collectively, the “Group”) are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), its co-investments
funds (focused on successful companies from its flagship funds), its constructivist equity funds (applying its private equity approach to listed companies), its Private Investments in Public Entities (”PIPE”) funds and credit funds (through business combination with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”)) (note 28), as well as its real estate funds. The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York and Los Angeles (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).
The Group’s main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.
The
COVID-19
pandemic developed rapidly in 2020 and 2021, with a significant number of cases and variances of
COVID-19.
Measures taken by various governments to contain the virus have affected economic activity. The Company has taken several measures to monitor and mitigate the effects of
COVID-19,
such as safety and health measures for its people (such as social distancing and working from home) and securing the supply of essential materials to maintain its offices.
The impact on business and results has not been significant and based on the experience to date, the Company expects this to remain the case. The Company will continue to follow the various government policies and advices. In parallel, the Company will do the utmost to continue to operate in the best and safest way possible without jeopardizing the health of its people.
As a company that operates globally, the adverse effects—global or localized—of the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by multiple countries and organizations, could indirectly affect the Company’s operations, expansion plans, and ultimately the results of the Company. Particularly, these effects could result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the basic interest rate, which could materially impact the cost of debt and third-party capital for financing and investing activities across industries.
Management has considered the consequences of
COVID-19,
the ongoing conflict between Russia and Ukraine and other events and conditions. It has determined that they do not create a material uncertainty that casts significant doubt upon the entity’s ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

These consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 include the financial information regarding the Company and its subsidiaries, as described in note 5.

2	Presentation of financial statements

a.	Statement of compliance and basis of preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (“IASB”), which include the standards issued by IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).
The board of directors approved the consolidated financial statements on April
26
, 2022.

b.	Functional and presentation currency
The consolidated financial statements are presented in United States dollars (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption “Cumulative Translation Adjustment”.
For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 4(p) and note 5 for the functional currency determined for each entity.

c.	Use of estimates and judgments
The preparation of the consolidated financial statements in accordance with IFRS requires Management to make estimates that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that estimates utilized to prepare the consolidated financial statements are prudent and reasonable. Actual results could differ from those estimates and such differences could be material.
The most significant accounting estimates and corresponding assumptions are the following:

(i)	employee profit-sharing, long-term benefits, and bonus accruals, where management considered the expected results and targets to estimate the accruals;

(ii)	the useful lives of tangible and intangible assets and impairment analysis of such assets;

(iii)
the assessment of the recoverability of deferred tax assets, where management considered cash flow projections, income and expenses growth rates and timing for utilization of the net operating losses and temporary differences, as well as any cap for compensation;

(iv)
the assessment and measurement of risk regarding provisions and contingencies, where management, supported by the opinion of its legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;

(v)	revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(vi)	the fair value of financial instruments, and the share based incentive plan, where management determined the methodology and the inputs to the model, including observable and unobservable inputs;

(vii)	estimates and assumptions to determine the recoverable amount of cash-generating units used in the assessment for impairment of goodwill.

3	Segment information
The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group’s global strategy, which includes integrated product lines.
Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities and real estate. For the Group’s entity wide disclosures, refer to notes 13, 14 and 21.

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
Additionally, the Company may invest in certain investment funds that it manages. In these situations, the Company holds investment fund units with the same rights as the other investment fund investors. Details of these investment funds are included in note 12. For the years presented in these consolidated financial statements, these investments did not give the Company control nor significant influence over the respective investment funds. Therefore, these investments are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”) in accordance with IFRS 9 – Financial Instruments.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.	Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The purchase consideration of the acquisition of a subsidiary as of its relevant acquisition date, comprises of:

•	fair values of the assets transferred

•	liabilities incurred to the former owners of the acquired business

•	equity interests issued by the Group, and

•	fair value of any assets or liability resulting from a contingent consideration arrangement.
Identifiable assets acquired and liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. Contingent consideration obligations that are elements of purchase consideration are recognized as of the acquisition date either as equity or a financial liability. Expected cash outflows relating to the business combination are estimated and discounted to fair value based on the terms of the purchase agreement and the Group’s knowledge of the acquired business and how the current economic environment is likely to impact it. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (shall not exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments is dependent on how the contingent consideration was classified. Contingent consideration that was classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates, with changes in fair value recognized in profit or loss. Acquisition-related costs incurred in connection with a business combination, other than those associated with the issue of debt or equity securities are expensed as incurred.

c.	Goodwill
Goodwill in a business combination is recognized at the acquisition date when the purchase consideration, and the recognized amount of non-controlling
interests exceeds the fair value of the identifiable net assets of the entity acquired. If the purchase consideration is lower than the fair value of the identifiable net assets of the acquiree (a bargain purchase), the difference is recognized in the income statement. The gain or loss on the disposal of an entity is calculated after consideration of attributable goodwill. Goodwill is carried at cost less accumulated impairment losses.
Goodwill is not amortized but is reviewed annually for impairment. Goodwill is allocated to cash-generating units or groups of cash-generating units, expected to benefit from the business combination in which the goodwill arose.
Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, an impairment loss is recognized. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). An impairment loss recognized for goodwill is not reversed in a subsequent period.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.	Cash and cash equivalents
Cash and cash equivalents represent cash on hand, cash held in banks and short-term,
highly liquid investments (maturity equal to or less than 90 days from the date of acquisition) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash is measured at amortized cost that approximates fair value. Cash equivalents are recorded at fair value based on the share price as of the reporting date.

e.	Client funds on deposit and client funds payable
Client funds on deposit include amounts representing cash held with Chilean financial institutions for clients of Moneda Corredores de Bolsa Limitada (“MCB”). It consists of accounts in which clients maintain a cash balance or transactions where the settlement date for the purchase of securities has not yet occurred. Amounts are due from clients on the settlement date of the transaction for cash accounts. Settlement of transactions take place within a period not exceeding 3 days. These activities are in accordance with the
Comision para el Mercado Financiero
(“CMF”) and other regulatory authorities and are subject to MCB’s monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client funds payable.
Client funds on deposit and client funds payable are financial instruments in accordance with IFRS 9 and are initially recognized at fair value and subsequently measured at amortized cost that approximates fair value.

f.	Financial instruments
The Group did not hold any derivative instruments for the years presented in these consolidated financial statements.
Non-derivative
financial instruments comprise of cash, short and long-term investment, client funds, accounts receivable, other liabilities, lease obligations, and certain other assets and liabilities.
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:

•	amortized cost

•	fair value through profit or loss (FVTPL)

•	fair value through other comprehensive income (FVOCI).
In the years presented, the Group does not have any financial assets designated as FVOCI or financial assets designated as hedging instruments.
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
Amortized cost
A financial asset is measured at amortized cost, if both of the following conditions are met: (a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. These assets are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. Receivables with a short duration are measured at their transaction price.
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

g.	Impairment losses
Financial assets
The Group considers the allowance for losses on financial assets at amortized cost for forward looking Expected Credit Losses (“ECL”) in line of IFRS 9 requirements, if applicable. The Group holds receivables with no financing component that have maturities of less than 1 year at amortized cost and as such has chosen to apply an approach similar to the simplified approach for ECL under IFRS 9 to all its receivables. Therefore, the Group does not track changes in credit risk for the purpose of the loss allowance, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date using both quantitative and qualitative analysis and based on the historical experience of the Group and updated understanding of the credit assessment of receivables from customers.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Goodwill is tested annually or more frequently if a change in circumstance indicates that it might be impaired. The Group assessed its goodwill impairment calculations as well as the appropriateness of the recoverable amounts taking into account the impact of the
COVID-19
pandemic.

h.	Property and equipment
Property and equipment items are stated at purchase cost, less accumulated depreciation and impairment losses. Cost includes, where applicable, expenses directly attributable to the purchase of the assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Any costs related to maintenance and repairs are recorded as part of operating expenses when incurred.
Depreciation, recognized in the consolidated income statement, is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life is periodically reviewed and updated prospectively if any amendment is required.
The estimated useful lives per category are as follows:

Facilities	10 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Building improvements (*)	10 years
Office equipment - Electronic equipment	5 years
Office equipment - IT equipment	5 years
Office equipment - Telephone equipment	5 years

(*)	Building improvements are depreciated over 10 years or based on the duration of the lease, whichever is shorter.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The carrying value of an item of property and equipment shall be de-recognized
on disposal or when no future economic benefits are expected from its use. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and is recognized in profit or loss.
Although subject to depreciation, these assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

i.	Intangible assets
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

(iii)
contractual rights to earn future fee income relating to the acquisition of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”), which are amortized over the respective contractual periods of the underlying investment funds of 8 years and 12 years respectively; and

(iv)
Intangible assets acquired through business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Amortization details are as follows:

•	Non-contractual customer relationships acquired are expected to be amortized on a straight line basis (MAM I: 8 years and 8 months and MAM II: 9 years and 6 months).

•	Brands acquired are expected to be amortized on a straight line over 5 years and 1 month.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use. The gain or loss from derecognition is recognized in profit or loss.

j.	Employees’ benefits

(i)	Short-term employee benefits
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
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(ii)	Long-term employee benefits - equity incentive program
The equity incentive program or the long-term incentive plan (“LTIP”) is designed to retain key employees as well as provide alignment between them and the Company’s shareholders.
The LTIP governs the issuances of equity incentive awards with respect to Class A common shares. The maximum number of Class A common shares initially available for issuance pursuant to equity incentive awards granted under the LTIP launched will not exceed 5% of the Class A common shares outstanding at any given time. The board of directors may at its discretion adjust the number of Class A common shares available for issuance under the LTIP.
Equity incentive awards may be granted to the Group’s employees, non-employee directors, officers, consultants, or other individual service providers as well as holders of equity compensation awards granted by an entity that may be acquired in the future.
Equity incentive awards may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.
The vesting conditions for grants under the LTIP are determined by the administrator and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a compensation committee (the “Committee”) created and appointed the board of directors for the administration and implementation of the LTIP. The Committee consists of no less than three members, which may consist of directors and/or officers or other management members of the Company.
IPO share based incentive plan
(note 27(d))
The Company launched its first equity incentive program (“IPO grant” or “share based incentive plan”) under the LTIP pursuant to the completion of its IPO registration. Under the IPO grant, PSUs, convertible into Class A common shares are granted to eligible participants.
The vesting conditions can be divided into two groups, time vesting conditions and market performance conditions.
The vesting period (time vesting conditions) is divided in three tranches as follows:

•	third anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.

•	fourth anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.

•	fifth anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.
As a market performance condition, the final number of Class A common shares delivered to the participants is also dependent on the Total Shareholder Return (“TSR”), including share price growth and dividends in comparison to a peer group. If TSR in comparison to the share price at the beginning of the grant is equal to or exceeds at lea st
8
% per year at the end of the 3rd, 4th and 5th year grant anniversary, the PSUs are delivered to the participant. In addition to that, if the TSR is equal or above the TSR of a determined peer group at the end of the last vesting period, each participant shall be entitled to receive an additional number of PSUs (“boost grant”) equal to twenty per cent (
20
%) of the total number of PSUs originally granted to the participant.
If an eligible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved on a case-by
case basis by the Committee.
The cost of the share based incentive plan is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The total amount to be expensed is determined by reference to the fair value of the shares granted at the grant date, which is also based on:

•	TSR; and

•	The impact of any time vesting conditions (i.e. remaining an employee of the entity over a specified time).
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the time vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.
When the PSUs are vested, the Committee will, at its discretion, direct the Company to deliver Class A common shares from either treasury shares or newly issued shares to satisfy the delivery of incentives pursuant to this share based incentive plan. The Committee may also decide to settle the delivery of incentives pursuant to this share based incentive plan in cash.

Equity reserves for the share based incentive plan do not include any tax benefits on total share based incentive plan expense. The tax benefits will be considered when the PSUs shares are converted into common shares.
The Monte Carlo model best reflects the market condition regarding the TSR of the Company in comparison to a minimum TSR of 8% per year, and also in comparison with a peer group. To estimate future share prices of the Company and its peer group, the model considers the share price on the grant date, the expected volatility, an estimated correlation between share prices and United States Treasury Bonds as the risk free interest rate.

(iii)	Other long-term employee benefits – Officers’ Fund
The Officers’ Fund Plan which has been established to provide employees with an opportunity to receive a cash benefit based on the performance of the Group. The Officers’ Fund Plan is administered by the Company through a limited liability entity (the “Officers’ Fund”) registered as an administered investment fund under the laws of the Cayman Islands. The Officers’ Fund Plan is, in substance, a long-term benefit within the scope of IAS 19 – Employee Benefits, as it is not based on the changes in fair value of the Group’s equity (note 30(b)).

k.	Provisions, contingent assets and contingent liabilities
The recognition, measurement and disclosure of contingent assets and contingent liabilities and legal obligations are performed based on the criteria set forth in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

•	Contingent Assets: are not recognized, except if the realization of the asset is virtually certain.

•
Provisions: are recognized in the financial statements when, based on Management’s assessment supported by the opinion of the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered probable, and whenever the amounts involved can be reliably measured.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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

l.	Leases
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
The Group did not have contracts eligible to the short-term leases and leases for which the underlying asset is of low value exemptions. The Group has rental agreements for its offices in the Cayman Islands, United Kingdom, Uruguay, Brazil and Chile within the scope of IFRS 16.

m.	Revenues
The Group’s revenues from services consist of (i) management fees, (ii) performance fees, (iii) incentive fees, (iv) advisory fees and (v) other ancillary services fees, reported net of applicable taxes.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
Management fees primarily relate to management of investment funds and are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant Limited Partnership Agreement or Private Placement Memorandum. Management fees are recognized when the services are provided, throughout the year that the Group provides the services to the investment fund. As manager of the investment funds, the Group may, at its sole discretion, decrease the percentage or amount of fees being paid by the investment funds directly or indirectly to the Group or fully waive the payment of fees paid by the investment funds, for a determined period of time or until the maturity of the investment funds, revenue is not recognized in such cases. Any rebates related to repayments of management fees are presented net within gross management fees in the Group’s income statement.
Incentive fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.
Performance fees and other performance-based fees which are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of the Group’s control, the related fees fall under the variable consideration defined in the IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group, whereby the performance fee has then crystallized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the crystallization date.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.

n.	Financial income and expenses
Financial income is mainly composed of interest on short and long-term investments and foreign exchange gains in monetary items.
Financial expenses include interest, foreign exchange losses in monetary items, banking costs and taxes on financial transactions, recognized on an accrual basis.

o.	Income tax expenses – current and deferred
Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The income tax basis and the current tax rates are determined according to criteria established by the prevailing tax law applicable to the Company and its subsidiaries, which are described in note 26. Income taxes are calculated based on enacted tax rates of 25% of income tax and 9% of social contribution for Brazilian subsidiaries and 27% of income tax for Chilean subsidiaries. Net operating losses of Brazilian subsidiaries have no statute of limitations but are limited to 30% of the annual taxable profits. An indefinite carryforward of losses is allowed for Chilean subsidiaries. Temporary differences for all subsidiaries have no statute of limitation and no limitation for offsetting.
Deferred tax is provided using the statement of financial position method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities shall be recognized for unused tax losses, deductible and taxable temporary differences, respectively. A deferred tax asset and liability is recognized only when it is probable that future taxable income will be generated and available.
Income tax comprises current and deferred income taxes.
The Group applies the IFRIC 23 Uncertainty over Income Tax Treatment and did not identify a significant impact on its taxable profit or loss from uncertainties over income tax treatments.

p.	Foreign-currency transactions
Transactions denominated in foreign currencies (i.e., in any currency other than the respective functional currencies of the Group entities) are translated at the time of occurrence.
Monetary items are retranslated at each reporting date using the rates prevailing at that date. Nonmonetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date the fair value was determined. Nonmonetary items that are measured in terms of historical cost are not retranslated at each reporting date.
Foreign exchange gains and losses are recognized in profit and loss.
To present consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period, according to IAS 21 – The Effects of Changes in Foreign Exchange. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in a foreign exchange translation reserve (attributed to non-controlling
interests as appropriate).

q.	Dividends
Dividend distribution to the Company’s shareholders is recognized directly in equity in the Group’s consolidated financial statements in the period in which the dividend is declared. For purposes of the consolidated statement of cash flows, dividends paid are included as cash flows from financing activities.

r.	Amendments to IFRSs that are mandatorily effective for annual periods beginning on January 1, 2021
The Group has evaluated and adopted, when applicable, the following standards and amendments for the first time for their annual reporting period commencing January 1, 2021:

•	Amendments to IFRS 16 – COVID-19-related Rent Concessions.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•	Interest Rate Benchmark Reform – Amendments to IFRS 4, IFRS 7, IFRS 9, IFRS 16 and IAS 39.
The amendments listed above did not have a material impact on these consolidated financial statements and are not expected to significantly affect the current or future periods.

s.	New standards and interpretations not yet adopted– applicable and mandatory for fiscal years beginning on or after January 1, 2022
Certain new accounting standards and interpretations have been published that are not yet effective and have not been early adopted by the Group. These standards are not expected to have a material impact if applicable to the Company in the current or future reporting periods and on foreseeable future transactions. The following standards and interpretations apply for the first time to financial reporting periods commencing on or after January 1, 2022:

•	IFRS 17 – Insurance Contracts.

•	Amendments to IFRS 3 – Reference to the Conceptual Framework.

•	Amendments to IAS 1 – Classification of Liabilities as Current or Non-current.

•	Amendments to IAS 1 - Disclosure of accounting policies

•	Annual Improvements to IFRS Standards 2018–2020 (IFRS9, IFRS 16, IFRS 1 and IAS 41).

•	Amendments to IAS 8 – Definition of Accounting Estimates

•	Amendments to IAS 12 – Deferred Tax related to Assets and Liabilities arising from a Single Transaction

•	Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use.

•	Amendments to IAS 37 – Cost of Fulfilling a Contract - Onerous Contracts.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5	Consolidation and subsidiaries
The consolidated financial statements include the entities listed below, which are the Company’s direct or indirect subsidiaries:

		Functional Currency	Equity interest (direct or indirect) (%)
			December 31, 2021	December 31, 2020
Subsidiaries
Patria Finance Ltd.	(a)	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	(b)	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	(c)	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	(d)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(e)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(f)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(g)	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(h)	USD	100.00%	100.00%
Patria Investments UK Ltd.	(i)	GBP	100.00%	100.00%
Patria Investments US LLC	(j)	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(k)	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	(l)	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	(m)	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(n)	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(o)	BRL	100.00%	51.00%
Pátria Companhia Securitizadora de Créditos Imobiliários	(p)	BRL	—	51.00%
Patria Investments Latam S.A. *	(q)	USD	100.00%	100.00%
Patria Investments Uruguay S.A. *	(r)	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	(s)	USD	100.00%	100.00%
Patria Investments Chile SpA	(t)	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(u)	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(v)	USD	100.00%	100.00%
Platam Investments Brazil Ltda.	(w)	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner, Ltd.	(x)	USD	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	(y)	USD	100.00%	100.00%
PI General Partner V Ltd.	(z)	USD	100.00%	100.00%
PPE General Partner VII, Ltd. *	(aa)	USD	100.00%	—
PI Renewables General Partner, Ltd. *	(bb)	USD	100.00%	—
Patria Latam Growth Management Ltd. *	(cc)	USD	100.00%	—
Patria SPAC LLC *	(dd)	USD	100.00%	—
Patria Latin American Opportunity Acquisition Corp. *	(ee)	USD	100.00%	—
Moneda Asset Management SpA	(ff)	CLP	100.00%	—
Moneda Corredores de Bolsa Limitada	(gg)	CLP	100.00%	—
Moneda S.A. Administradora General De Fondos	(hh)	CLP	100.00%	—
Moneda II SpA	(ii)	USD	100.00%	—
Moneda International Inc.	(jj)	USD	100.00%	—
Moneda USA Inc.	(kk)	USD	100.00%	—
“USD” United States dollars, “BRL” Brazilian Real, “GBP” Pound Sterling, “CLP” Chilean peso, “COP” Colombian peso, “HKD” Hong Kong dollar

(a)
Patria Finance Ltd.:
headquartered in the Cayman Islands, Patria Finance Ltd. is responsible for managing investment funds and providing financial advisory services to clients around the world. It also provides accounting and finance support to the Group.

(b)	Patria Brazilian Private Equity III, Ltd. : headquartered in the Cayman Islands, and serves as manager of investment funds.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)
PBPE General Partner IV, Ltd. (formerly Patria Brazilian Private Equity General Partner IV, Ltd.)
: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, and serves as manager of investment funds.

(d)
PBPE General Partner V, Ltd. (formerly Patria Brazilian Private Equity General Partner V, Ltd.)
: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands and serves as manager of investment funds.

(e)	Patria Brazilian Private Equity General Partner VI, Ltd. : headquartered in the Cayman Islands, and serves as manager of investment funds.
(f)	Patria Brazil Real Estate Fund General Partner II Ltd. : headquartered in the Cayman Islands, serves as manager of investment funds.
(g)	Patria Brazil Real Estate Fund General Partner III Ltd. : headquartered in the Cayman Islands, serves as manager of investment funds.
(h)	Patria Brazil Retail Property Fund General Partner, Ltd. : headquartered in the Cayman Islands, and serves as manager of investment funds.
(i)	Patria Investments UK Ltd. : headquartered in London (UK), and is engaged in the development of investor relations.
(j)
Patria Investments US LLC:
a subsidiary of Patria Investments UK Ltd. headquartered in Delaware (USA) and is engaged in the development of investor relations and marketing services and certain back-office services.

(k)
Patria Investments Colombia S.A.S.
: headquartered in Bogotá (Colombia) and is engaged in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas and investor relations and marketing services.

(l)
Infrastructure GP II, Ltd. (formerly Patria Infrastructure General Partner II Ltd.)
: headquartered in the Cayman Islands and serves as manager of investment funds. Infrastructure GP II, Ltd. was the major owner of Pátria Infraestrutura Gestão de Recursos Ltda. (“PINFRA”) until September 28, 2020 when it transferred its shares in PINFRA to Pátria Investimentos Ltda.

(m)
Infrastructure III SLP Ltd. (formerly Patria Infrastructure General Partner III Ltd.)
: headquartered in the Cayman Islands, serves as manager of investment funds and provides financial advisory services. After a corporate restructuring completed in 2016, this entity became the successor entity to the P2 Group, a fund manager acquired in 2015.

(n)	Patria Infrastructure General Partner IV Ltd.: headquartered in the Cayman Islands, serves as manager of investment funds.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(o)
Pátria Investimentos Ltda. (“PILTDA”):
headquartered in Brazil and engaged in asset management, fund administration, consulting, and planning services related to asset management and the organization and performance of transactions in the commercial and corporate sectors. On September 28, 2020, PILTDA became the owner of Pátria Infraestrutura Gestão de Recursos Ltda (“PINFRA”) after receiving shares from Infrastructure GP II, Ltd. On September 30, 2020, PINFRA was merged into PILTDA to simplify the structure and consolidate the Group’s investments while optimizing costs and providing operational synergies. The Company had entered into a purchase agreement among Blackstone Pat Holdings IV, LLC (“Blackstone”), Patria Holdings Ltd, and PILTDA, as part of a corporate reorganization pursuant to which the 19.6%
non-controlling
interest in PILTDA held by Blackstone and the 29.4%
non-controlling
interest in PILTDA held by a related party of Patria Holdings Ltd (the “Related Party”) were reorganized as follows: (i) the direct interest held by Blackstone in PILTDA was contributed to the Company in exchange for three Class A common shares issued to Blackstone; and (ii) the direct interest held by the Related Party was redeemed in its entirety at par value for a promissory note, and Patria Holdings Ltd contributed the promissory note to the Company, in consideration for which the Company issued seven Class B common shares. This transaction was completed on June 1, 2021.

(p)
Pátria Companhia Securitizadora de Créditos Imobiliários:
a subsidiary of Pátria Investimentos Ltda, headquartered in Brazil sold during July 2021, was engaged in the issuance and placement of Real Estate Receivables Certificates backed by real estate receivables and the trading and services related to the securitization of these receivables.

(q)
Patria Investments Latam S.A. (formerly Zedra S.A.):
acquired in September 2020* and changed its name from Zedra S.A. to Patria Investments Latam S.A. in July 2021. It is a holding company headquartered in Uruguay.

(r)
Patria Investments Uruguay S.A. (formerly Improdem S.A.)
: acquired by Patria Investments Latam S.A. (formerly
Zedra S.A.) in September 2020* and changed its name from Improdem S.A. to Patria Investments Uruguay S.A. in November 2020. It is a company headquartered in Uruguay providing advisory services related to asset management of investment funds and investor relations and marketing services.

(s)	Patria Investments Cayman Ltd.: headquartered in the Cayman Islands, serves as a holding company for the Group investing activities.
(t)
Patria Investments Chile SpA:
headquartered in Chile, engaged in advisory services related to asset management of investment funds, investments in infrastructure, and investor relations and marketing services.

(u)	Patria Investments Hong Kong, Ltd.: a subsidiary of Patria Investments UK Ltd. headquartered in Hong Kong, engaged in developing investor relations and marketing services.
(v)	Patria Farmland General Partner, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of investment funds.
(w)	Platam Investments Brazil Ltda.: a subsidiary of Patria Investments Latam S.A. (formerly Zedra S.A.) headquartered in Brazil that provides advisory services.
(x)	Patria Constructivist Equity Fund General Partner, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of investment funds.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(y)	Patria Constructivist Equity Fund General Partner II, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of investment funds.
(z)
PI General Partner V Ltd. (formerly Patria Infrastructure Special Limited Partner V Ltd.):
a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of investment funds.

(aa)	PPE General Partner VII, Ltd.: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands, serves as manager of investment funds.
(bb)	PI Renewables General Partner, Ltd.: A subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands.
(cc)	Patria Latam Growth Management Ltd.: a subsidiary of Patria Investments Cayman Ltd, headquartered in the Cayman Islands and serves as manager of investment funds.
(dd)	Patria SPAC LLC: a subsidiary of Patria Finance Ltd, headquartered in the Cayman Islands and serves as a holding company.
(ee)	Patria Latin American Opportunity Acquisition Corp.: a subsidiary of Patria SPAC LLC, headquartered in the Cayman Islands and serves as a holding company.
(ff)
Moneda Asset Management SpA (“MAM I”):
a subsidiary of Patria Investments Latam S.A. acquired through business combination (note 28). It is an entity headquartered in Chile that serves as holding company of Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa Limitada.

(gg)	Moneda Corredores de Bolsa Limitada (“MCB”): a Chilean stockbroker and subsidiary of MAM I, headquartered in Chile and manages private client mandates.
(hh)	Moneda S.A. Administradora General de Fondos (“MAGF”): a subsidiary of MAM I, headquartered in Chile and serves as manager of investment funds.
(ii)
Moneda II SpA (“MAM II”):
a subsidiary of the Company acquired through business combination (note 28). It is an entity headquartered in Chile that serves as a holding company of Moneda International Inc. and Moneda USA Inc.

(jj)	Moneda International Inc.: a subsidiary of MAM II, headquartered in the British Virgin Islands and serves as manager of investment funds.
(kk)	Moneda USA Inc.: an investment adviser subsidiary of MAM II, headquartered in the United States of America.
(*)
These companies (note 5 (q) and note 5 (r)) acquired during 2020 and notes 5 (aa) to 5 (ee) established during 2021) did not have any operations and/or material assets and liabilities, and the acquisition amounts were not material. Therefore, the disclosure requirements were not applicable (IFRS 3 – Business Combinations).

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

6	Cash and cash equivalents

	2021	2020
Bank accounts	13,382	14,052
Mutual fund shares	1,881	—
Cash	1	—

Cash and cash equivalents	15,264	14,052

7	Client funds on deposit and client funds payable

	2021	2020

Client funds on deposit	67,687	—
Other receivables from clients (a)	10,476	—

Client funds on deposit and other receivables	78,163	—

	2021	2020
Client funds payable (a)	78,163	—

Client funds payable	78,163	—

(a)
Other receivables from clients are unsettled trade receivables from brokerage activities for client transactions on an exchange that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions occur.

8	Accounts receivable
Amounts receivable from customers relate to management, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the years presented in these consolidated financial statements.

	2021	2020
Current (a)	97,119	24,022
Non-current (b)	10,996	21,993

Accounts receivable	108,115	46,015

(a)
An amount of US$ 33.5
million reflected under current balances is related to performance fees receivable determined in accordance with the investment funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur. In addition, management fees of
 US$ 13 million from current year and US$ 22
million from prior years are related to management fees from PBPE Fund IV
 (Ontario), L.P. (“PBPE Fund IV”),
which are due by December 31, 2022 noting that the receipt date was renegotiated based on the estimated date of realization of PBPE Fund IV’s investments

(b)
The
non-current
balance is equal to management fees receivable of US$ 11 million from PBPE Fund IV in a single installment on December 31, 2023. No interest is charged and the impact of the adjustment to amortized cost using the effective interest rate method at the date of initial recognition is not material.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

9	Project advances

	2021	2020
Current	3,199	1,277
Non-current	736	495

Project advances	3,935	1,772

Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized
investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.
The balance recorded as
non-current
assets corresponds to projects related to investment funds still in the structuring stage.

10	Other assets

	2021	2020
Advances to suppliers (a)	160	1,583
Advances to employees	427	283
Prepaid expenses (b)	2,794	966
Officer’s Fund (c)	—	47
IPO costs (d)	—	624
Other current assets	178	200

Other current assets	3,559	3,703

Prepaid expenses (b)	184	398
Deposit/guarantee on lease agreements (e)	3,043	142

Other non-current assets	3,227	540

(a)	Advances to suppliers are advances paid for services not yet received. The Company reviews such amounts and records the portion related to the year in the income statement on an accrual basis.
(b)
Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support services. These items will be recorded as administrative expenses in the year they are related to.

(c)
The balance of US$ nil as of December 31, 2021 and US$ 47 as of December 31, 2020 represents the amount receivable from the Officer’s Fund related to reimbursable costs incurred by the Group. For more details, see note 30(b).

(d)
IPO costs related to the Company’s Initial Public Offering (IPO), which was concluded on January 21, 2021. The December 31, 2020 amounts are costs allocated to the primary offering and have been transferred to equity as transaction costs upon IPO’s conclusion.

(e)	Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

11	Recoverable Taxes
As of December 31, 2021 recoverable taxes consisted of:

	2021	2020
Income tax and social contribution recoverable	2,643	208
Other recoverable taxes	509	484

Recoverable Taxes	3,152	692

Recoverable taxes consist mainly of income taxes charged on taxable income in Brazil and Chile and paid in advance. The corresponding tax liabilities are included under taxes payable (note 16).

12	Investments

a.	Short-term investments

	2021	2020
Securities (a)	151,866	9,929

Short-term investments	151,866	9,929

(a)	Short-term investments are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.

b.	Long-term investments

	2021	2020
Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	9,076	—
Patria Infra Energia Core FIP EM Infraestrutura	5,085	—
Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios	1,765	—
Patria Brazil Real Estate Fund II, L.P. (b)	768	1,146
Patria Infra Energia Core Feeder FIP	515	—
Patria Private Equity Fund VI, L.P.	363	130
PBPE Fund V (Ontario), L.P. (formerly Patria Brazilian Private Equity Fund V, L.P.)	194	89
PBPE Fund IV (Ontario), L.P. (formerly Patria Brazilian Private Equity Fund IV, L.P.)	123	102
Patria Infra Energia Core Feeder II FIP	109	—
PI Fund II (Ontario), L.P. (formerly Patria Infrastructure Fund II, L.P.)	87	44
PI Fund III (Ontario), L.P. (formerly Patria Infrastructure Fund III, L.P.)	37	61
Patria Brazil Real Estate Fund III, L.P.	28	32
PBPE Fund III (Ontario), L.P. (b) (formerly Patria Brazilian Private Equity Fund III, L.P.)	28	369
Patria Infrastructure Fund IV, L.P.	15	1
Patria lnfrastructure II LAP Co-lnvest UK, L.P.	3	3
Patria Alphaville Co-Invest, L.P.	2	4
Patria Farmland Fund I, L.P.	1	1
Other investments	79	4

Long-term investments	18,278	1,986

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

These investments in securities will be maintained until the investment funds’ respective termination dates and are measured at fair value. The Group’s ownership interest in each of these investments range from 0.00006% to 4.44972%.

(a)
Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was incorporated to include investments relating to the launch of a new growth equity strategy for venture capital transactions. During November 2021, a minority investment interest was acquired through fully owned holding entity Inicio Participações S.A. in Startse Informações e Sistemas S/A (“Startse”), a late-stage venture capital entity in Brazil encompassing an education platform and a crowdfunding platform for startups.

(b)
This company is subject to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related asset. Consequently, the Group has recorded a liability in the same amount (see notes 17b and 30c).

13	Property and equipment

Changes in cost	2021
	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA (*)	Closing balance
Furniture and fixtures	726	96	(6)	—	677	(59)	1,434
Building improvements	2,997	1,055	(21)	88	3,625	(284)	7,460
Office equipment	2,249	400	(4)	10	1,105	(199)	3,561
Right-of-use assets (a)	4,183	3,309	(97)	—	5,571	(342)	12,624

Total - Cost of fixed assets	10,155	4,860	(128)	98	10,978	(884)	25,079

Changes in accumulated depreciation	2021
	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA (*)	Closing balance
(-) Furniture and fixtures	(422)	(77)	1	—	(460)	39	(919)
(-) Building improvements	(2,070)	(302)	14	—	(1,386)	185	(3,559)
(-) Office equipment	(1,856)	(203)	2	—	(844)	177	(2,724)
(-) Right-of-use assets (a)	(1,988)	(1,201)	58	—	(1,519)	181	(4,469)

Total - Accumulated depreciation	(6,336)	(1,783)	75	—	(4,209)	582	(11,671)

Property and equipment, net	3,819	3,077	(53)	98	6,769	(302)	13,408

(*)	CTA – Cumulative translation adjustment

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in cost	2020
	Opening balance	Additions	Disposals	Transfer	CTA (*)	Closing balance
Furniture and fixtures	883	15	—	—	(172)	726
Building improvements	3,617	34	—	—	(654)	2,997
Office equipment	2,617	114	—	—	(482)	2,249
Right-of-use assets (a)	5,168	137	—	—	(1,122)	4,183

Total - Cost of fixed assets	12,285	300	—	—	(2,430)	10,155

Changes in accumulated depreciation	2020
	Opening balance	Additions	Disposals	Transfer	CTA (*)	Closing balance
(-) Furniture and fixtures	(451)	(71)	—	—	100	(422)
(-) Building improvements	(2,045)	(391)	—	—	366	(2,070)
(-) Office equipment	(2,069)	(192)	—	—	405	(1,856)
(-) Right-of-use assets (a)	(1,256)	(1,026)	—	—	294	(1,988)

Total - Accumulated depreciation	(5,821)	(1,680)	—	—	1,165	(6,336)

Property and equipment, net	6,464	(1,380)	—	—	(1,265)	3,819

Changes in cost	2019
	Opening balance	Adoption of IFRS 16	Adjusted opening balance	Additions	Disposals	Transfer	CTA (*)	Closing balance
Furniture and fixtures	900	—	900	15	(2)	2	(32)	883
Building improvements	3,771	—	3,771	34	—	—	(188)	3,617
Office equipment	2,558	—	2,558	99	—	(2)	(38)	2,617
Right-of-use assets (a)	—	5,132	5,132	—	—	—	36	5,168

Total - Cost of fixed assets	7,229	5,132	12,361	148	(2)	—	(222)	12,285

Changes in accumulated depreciation	2019
	Opening balance	Adoption of IFRS 16	Adjusted opening balance	Additions	Disposals	Transfer	CTA (*)	Closing balance
(-) Furniture and fixtures	(376)	—	(376)	(93)	—	—	18	(451)
(-) Building improvements	(1,630)	—	(1,630)	(477)	—	—	62	(2,045)
(-) Office equipment	(1,857)	—	(1,857)	(277)	—	—	65	(2,069)
(-) Right-of-use assets (a)	—	—	—	(1,273)	—	—	17	(1,256)

Total - Accumulated depreciation	(3,863)	—	(3,863)	(2,120)	—	—	162	(5,821)

Property and equipment, net	3,366	5,132	8,498	(1,972)	(2)	—	(60)	6,464

As of December 31, 2021, 2020 and 2019 there was no indication that any of these assets were impaired.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)
The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, Grand Cayman, Montevideo, London and Santiago. Depreciation expense relating to these assets was recognized in 2021 for the amount of US$ 1,201 (US$ 1,026 and US$ 1,273 for 2020 and 2019), see note
20 and note
23.

(b)	Following is the breakdown of the total Property and equipment assets by region:

	2021	2020
Brazil	1,961	3,233
Cayman Islands	2,044	323
Chile	7,334	47
Other	2,069	216

Balance	13,408	3,819

Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use
lease assets.

14	Intangible assets

	2021
Changes in costs	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA (*)	Closing balance
Placement agents (a)	36,896	—	—	—	—	(92)	36,804
Contractual rights (b)	44,156	—	—	—	—	—	44,156
Non-contractual customer relationships (c)	—	—	—	—	85,619	(914)	84,705
Software	1,313	292	(407)	324	397	(71)	1,848
Brands	—	—	—	—	15,598	(170)	15,428
Goodwill (d)	—	—	—	—	244,367	(1,476)	242,891

Total - Cost of intangible assets	82,365	292	(407)	324	345,981	(2,723)	425,832

	2021
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA (*)	Closing Balance
(-) Placement agents (a)	(28,915)	(2,148)	—	—	—	67	(30,996)
(-) Contractual rights (b)	(30,428)	(3,623)	—	—	—	—	(34,051)
(-) Non-contractual customer relati o nships (c)	—	(785)	—	—	—	—	(785)
(-) Software	(665)	(164)	407	(422)	(39)	44	(839)
(-) Brands	—	(253)	—	—	—	—	(253)

Total - Accumulated amortization	(60,008)	(6,973)	407	(422)	(39)	111	(66,924)

Intangible assets, net	22,357	(6,681)	—	(98)	345,942	(2,612)	358,908

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2020
Changes in costs	Opening balance	Additions	Disposals	Transfer	CTA (*)	Closing Balance
Placement agents (a)	35,284	2,000	—	—	(388)	36,896
Contractual rights (b)	44,156	—	—	—	—	44,156
Software	887	497	—	—	(71)	1,313

Total - Cost of intangible assets	80,327	2,497	—	—	(459)	82,365

	2020
Changes in accumulated amortization	Opening Balance	Additions	Disposals	Transfer	CTA (*)	Closing Balance
(-) Placement agents (a)	(27,387)	(2,300)	—	—	772	(28,915)
(-) Contractual rights (b)	(26,805)	(3,623)	—	—	—	(30,428)
(-) Software	(678)	(84)	—	—	97	(665)

Total - Accumulated amortization	(54,870)	(6,007)	—	—	869	(60,008)

Intangible assets, net	25,457	(3,510)	—	—	410	22,357

	2019
Changes in costs	Opening balance	Additions	Disposals	Transfer	CTA (*)	Closing Balance
Placement agents (a)	35,350	3	—	—	(69)	35,284
Contractual rights (b)	44,156	—	—	—	—	44,156
Software	931	66	(74)	—	(36)	887

Total - Cost of intangible assets	80,437	69	(74)	—	(105)	80,327

	2019
Changes in accumulated amortization	Opening Balance	Additions	Disposals	Transfer	CTA (*)	Closing Balance
(-) Placement agents (a)	(25,153)	(2,297)	—	—	63	(27,387)
(-) Contrac t ual rights (b)	(23,042)	(3,763)	—	—	—	(26,805)
(-) Software	(688)	(96)	—	—	106	(678)

Total - Accumulated amortization	(48,883)	(6,156)	—	—	169	(54,870)

Intangible assets, net	31,554	(6,087)	(74)	—	64	25,457

As of December 31, 2021, 2020 and 2019, there was no impairment indication for any of these assets.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)
Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted. The remaining balance, as of December 31, 2021, is expected to be amortized as shown below:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	1,403	1,208	1,108	990	197	197	180	175	175	175	5,808

(b)
Contractual rights refer to the management of the Infrastructure GP II, Ltd.
and Infrastructure III SLP, Ltd. investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled in 2022 and only if the performance is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.

(c)
Non-contractual
customer relationships refer to client relationships of Moneda, acquired for the benefit of the Group through the business combination through rendering of ordinary business activities by Moneda entities.

(d)
The Group recognized goodwill in the current year as disclosed above on the acquisition of Moneda (note 28). None of the goodwill recognized is deductible for tax purposes.
No
impairment losses on goodwill were recognized in the current year. All goodwill recognized relates to the Moneda business combination of which management has determined the recoverable amount of MAM I and MAM II based on value in use. Key assumptions to determine the value in use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate. There were no changes to assumptions between acquisition date (December 1, 2021) and reporting date (December 31, 2021).

Inputs to determine value in use

Forecast period	January 1, 2022 - December 31, 2026
GDP Growth rate - Chile	2% - 3%
GDP Growth rate - United States of America	2% - 3%
Annual inflation rate – Chile	3% - 4.4%
Annual inflation rate – United States of America	2.3% to 3.5%
USD/CLP average exchange rate	736 – 751
Discount rate	13.9% - 16.77%

(e)	Following is the breakdown of intangible assets by region:

	2021	2020
Brazil	696	815
Cayman Islands	219,019	21,542
Chile *	139,184	—
Other	9	—

Balance	358,908	22,357

Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.

*
Goodwill and any fair value adjustments to assets and liabilities allocated to Chile relates to the business combination transaction with Moneda for acquisition of MAM I by Patria Investments Latam S.A. as disclosed under note 28.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

15	Personnel and related taxes payable

	2021	2020
Personnel and related taxes	1,866	372
Accrued vacation and related charges	2,003	920
Employee profit sharing (a)	32,043	10,239
Officers’ Fund (b)	1,852	1,271

Personnel and related taxes payable - current liabilities	37,764	12,802

Officers’ Fund (b)	3,029	1,527
Strategic Bonus (c)	2,223	—

Personnel - non-current liabilities	5,252	1,527

(a)
The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the consolidated income statement. The amount of US$ 10,239 was paid in February 2021. The balance on December 31, 2021 includes US$ 890 of carry bonus interest. An amount of US$ 31,153 was fully settled by February 28, 2022.

(b)	Represents the amount of accrued employee benefits related to the Officers’ Fund, as described in note 30(b).
(c)
The Group delivers certain long-term employee benefits (“Strategic Bonus”) for a portion of its employees. MAM I is responsible for the operation and settlement of the Strategic Bonus with the objective to retain key or strategic employees and provide alignment between employees and clients. The Strategic Bonus was incorporated on December 15, 2017 and requires employees to remain in employment until the payment date of the Strategic Bonus, being February 28, 2023.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Strategic Bonus was
closed to new members since inception with no change in the number of participants. No cash contributions were made to the Strategic Bonus since inception. The balance on December 31, 2021 includes US$ 282 for a key management participant of which US$ 2 was accrued during December 2021 and included under personnel expenses.

The current value of the Strategic Bonus due to employees reflects the present value of the obligations and any remeasurement gains and losses on the Strategic Bonus in the Income Statement in accordance with IAS 19 — Employee Benefits using the simplified method of accounting.

16	Taxes payable

	2021	2020
Taxes on revenues	1,425	902
Income taxes	2,112	119
Other taxes payable	352	49

Taxes payable	3,889	1,070

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

17	Other liabilities

	2021	2020
Placement agent fees	50	1,250
Suppliers	7,223	3,039
Advances from customers	—	1,688
Occupancy costs	149	146
Lease liabilities (a)	951	780
Other current liabilities	18	10

Other current liabilities	8,391	6,913

Investment fund participating share in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. (b)	796	1,515
Lease liabilities (a)	6,913	802
Other non-current liabilities	37	57

Other non-current liabilities	7,746	2,374

(a)	The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in São Paulo, Grand Cayman, Montevideo, London and Santiago. See note 20.
(b)
This liability refers to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund II, L.P. For more details, see note 12(b).

18	Deferred taxes

	2021	2020
Deferred tax on the provision for employee profit sharing and other personnel accruals (a)	3,998	1,945
Deferred tax on management fee provision(a)	—	391
Deferred tax on accruals for expenses	108	—
Deferred tax on tax depreciation of fixed assets	(275)	—
Deferred tax on performance fees - IFRS 15	(123)	—
Deferred tax on gain from bargain purchase (b)	(158)	—
Deferred tax on initial application of IFRS 16 *	(93)	(185)
Other deferred taxes	(11)	2

Deferred taxes	3,446	2,153

(a)	Deferred tax is calculated on temporary differences in the provision for employee profit-sharing and management fee write-offs.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)
On December 26, 2016, Moneda Servicios y Asesorías merged with Moneda Asset Management SpA. As a result of the merger, a gain from bargain purchase was generated, considering that the total value of the investment made by the merging company in the shares or social rights of the merged company was less than the tax value of the tax assets, as of the date of merger. The gain from bargain purchase is distributed among all the non-monetary
assets received due to the merger for tax purposes. If there is a difference compared to the tax value of the assets, after adjusting non-monetary
assets, the difference is considered income subject to taxation. Accordingly, it is treated as deferred income and amortized across a maximum of 10 consecutive business years.

Deferred tax assets	Employee profit sharing provision	Management fee provision	Taxable Goodwill	Tax on Accrual for expenses	Tax depreciation of fixed assets	IFRS 15	Gain from bargain purchase	Impact of IFRS 16	Other	Total
As of December 31, 2018	2,572	954	2,403	—	—	—	—	—	(65)	5,864

(Charged)/credited
- to profit or loss	648	488	(1,143)	—	—	—	—	42	62	97
- directly to equity / CTA	—	—	—	—	—	—	—	(359)	—	(359)

As of December 31, 2019	3,220	1,442	1,260	—	—	—	—	(317)	(3)	5,602

(Charged)/credited
- to profit or loss	(560)	(724)	(984)	—	—	—	—	61	(38)	(2,245)
- directly to equity / CTA	(715)	(327)	(276)	—	—	—	—	71	43	(1,204)

As of December 31, 2020*	1,945	391	—	—	—	—	—	(185)	2	2,153

(Charged)/credited
- to profit or loss	1,623	(359)	—	107	(52)	(40)	6	58	(32)	1,311
- directly to equity / CTA	430	(32)	—	1	(223)	(83)	(164)	34	19	(18)

As of December 31, 2021	3,998	—	—	108	(275)	(123)	(158)	(93)	(11)	3,446

*	Deferred tax liability balances (US$ 185) were reclassified to deferred tax assets considering taxes are for the same taxable entity and taxation authority

19	Provisions and contingent liabilities
Tax and Social Security
In 2017 and 2018, the Company’s subsidiaries Patria Investimentos Ltda. (“PILTDA”) and Patria Infraestrutura Gestão de Recursos Ltda. (“PINFRA”), that was subsequently merged into PILTDA on September 30, 2020 (see note 5(o)), became involved in administrative proceedings, in which the entities defend the exemption of municipal tax over services (“ISS”). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. As of December 31, 2021, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$

2,135
(US$
1,926
as of December
31
,
2020)
and for PINFRA as US$
2,329
(US$

as of December
31
,
2020)
.
During January 2020, PILTDA received infraction notices in the amount of approximately US$ 4,763 as of December 31, 2021 (US$ 4,956 as of December 31, 2020) related to Social Contributions on Gross Revenue (PIS and COFINS) and in the amount of approximately US$ 1,845 (US$ 1,923 as of December 31, 2020) related to labor taxes (“Social Security Contributions”), for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Labor
In 2019, PILTDA became involved in employment lawsuits with the risk of loss considered possible by external legal counsel. As of December 31, 2021, the potential loss was US$ 37 (US$ 36 as of December 31, 2020), for which liability has not been recognized.
For the years covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the above matters.

20	Commitments
The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.

a.	Lease commitments
The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in São Paulo, Cayman, Montevideo, London and Santiago. The consolidated statement of financial position and the consolidated income statement shows the following amounts relating to leases:
Amounts recognized in the Consolidated Statement of Financial Position

	2021	2020
Right-of-use assets	12,624	4,183
(-) Depreciation of right-of-use assets	(4,469)	(1,988)

Right-of-use assets	8,155	2,195

Lease liabilities (current) (a)	951	780
Lease liabilities (non-current) (a)	6,913	802

Lease liabilities	7,864	1,582

Amounts recognized in the Consolidated Income Statement

	2021	2020	2019
Depreciation of right-of-use assets (b)	(1,201)	(1,026)	(1,273)
Interest on lease liabilities (b)	(1,022)	(869)	(918)

(a)
The principal amount paid in 2021 and 2020 on leases was US$ 832 (US$ 26 to related party for lease commitments in Santiago) and US$ 893, respectively. Lease liabilities in Santiago with a related party include US$ 322 and US$ 2,093 for current and non-current lease liabilities respectively.

(b)	Depreciation of right-of-use assets and interest on lease liabilities include amounts of US$ 35 and US$ 5 respectively related to leasing of office spaces from a related party in Santiago.
Refer to note 29 liquidity risk disclosures for maturity analysis on lease contracts.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21	Revenue from services

	2021	2020	2019
Revenue from management fees	144,654	112,870	104,872
Revenue from incentive fees	4,915	3,450	18,079
Revenue from performance fees (a)	89,295	—	4,866

Fund fees	238,864	116,320	127,817

Revenue from advisory and other ancillary fees	731	2,491	978

Total gross revenue from services	239,595	118,811	128,795

Taxes on revenue - management fees	(3,587)	(3,051)	(2,589)
Taxes on revenue - incentive fees	(231)	(388)	(2,040)
Taxes on revenue - performance fees	(170)	—	(542)
Taxes on revenue - advisory and other ancillary fees	(92)	(355)	(139)
Taxes on revenue	(4,080)	(3,794)	(5,580)

Revenue from services	235,515	115,017	123,215

The following is the breakdown of revenue by region (b):
Brazil	25,725	28,452	35,886
British Virgin Islands	2,311	—	—
Cayman Islands	200,695	86,565	87,329
Chile	5,215	—	—
United States of America	1,569	—	—

Net revenue from services	235,515	115,017	123,215

(a)
Performance fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of the Group’s control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group. An amount of US$ 87.8 million is included under performance fees from PBPE Fund III (Ontario), L.P. determined in accordance with above.

(b)
Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual clients represents more than 10
% of the total revenues for the presented years.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22	Cost of services rendered

	2021	2020	2019
Salaries and wages	(11,593)	(7,896)	(10,165)
Partners’ compensation (note 30(a))	(2,784)	(2,582)	(2,738)
Officers’ Fund	(2,196)	(431)	1,037
Rewards and bonuses	(21,828)	(11,800)	(17,785)
Social security contributions and payroll taxes	(3,898)	(2,356)	(4,684)
Carried interest bonuses	(890)	—	—
Share based incentive plan (note 27(d))	(764)	—	—
Strategic Bonus	(15)	—	—
Other short-term benefits	(3,636)	(2,164)	(2,563)

Personnel expenses	(47,604)	(27,229)	(36,898)

Amortization of placement agents’ fees (note 14)	(2,148)	(2,300)	(2,270)
Rebate fees	(364)	(30)	(27)
Amortization of contractual rights (note 14)	(3,623)	(3,623)	(3,763)
Amortization of non-contractual customer relationships (note 14)	(785)	—	—

Amortization of intangible assets	(6,920)	(5,953)	(6,060)

Carried interest allocation (a)	(30,204)	—	—
Deferred consideration (b)	(2,037)	—	—

Costs of services rendered	(86,765)	(33,182)	(42,958)

(a)
This expense refers to a carried interest share held by a related party (representing the Group’s senior managing directors and employees) in Patria Brazilian Private Equity III, Ltd. that gives it the right to up to
35% of the performance fees recognized from PBPE Fund III (Ontario), L.P. As of December 31, 2021, US$ 11.6 million remains payable.

(b)	Refer to note 28 for details on deferred consideration accrued.

23	Administrative expenses

	2021	2020	2019
Professional services	(6,439)	(7,351)	(5,852)
IT and telecom services	(1,762)	(1,085)	(1,262)
Depreciation of right-of-use assets	(1,201)	(1,026)	(1,273)
Travel expenses	(1,137)	(1,586)	(2,760)
Depreciation of property and equipment	(582)	(654)	(847)
Occupancy expenses	(578)	(977)	(1,339)
Taxes and contributions	(340)	(189)	(358)
Brand amortization	(253)	—	—
Marketing and events	(338)	(495)	(709)
Materials and supplies	(191)	(153)	(227)
Software amortization	(164)	(84)	(96)
Other administrative expenses	(1,400)	(1,027)	(979)

Administrative expenses	(14,385)	(14,627)	(15,702)

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24	Other income/(expenses)

	2021	2020	2019
Net loss on sale of property and equipment (a)	(52)	—	(1)
Net gain on sale of subsidiary (b)	25	—	—
Net loss on transfer of investment (c)	(734)	—	—
IPO expenses and IPO related bonuses (d)	(2,862)	(2,169)	—
Transaction costs (e)	(8,550)	129	67
Other	(333)	—	—

Other income/(expenses)	(12,506)	(2,040)	66

(a)	Loss on sale of property and equipment was recognized on retirement of right of use assets related to the lease of the London office, terminated in May 2021.
(b)	Gain on sale of subsidiary was recognized related to sale of Pátria Companhia Securitizadora de Créditos Imobiliários as disclosed under note 5 (p).
(c)
Net loss on transfer of investment fund, Patria Infra Energia Core FIP EM Infraestrutura from PILTDA to Patria Finance Ltd. The loss results mainly from the decrease in unit price between acquisition date and transfer date.

(d)
IPO expenses and IPO-related bonuses were recognized related to the Company’s Initial Public Offering which concluded on January 21, 2021. The amount was considered according to the costs allocated to the secondary offering and includes non-cash expenses of
 US$ 270.

(e)	Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.

25	Net financial income/(expense)

	2021	2020	2019
Net financial investment income	355	366	890
Valuation adjustment on long-term investments	226	(91)	46
Net exchange variation	601	501	10
Banking fees	(441)	(103)	(151)
Interest on le a se liabilities	(1,022)	(869)	(918)
Other financial income/(expenses)	(6)	4	(47)

Net financial income/(expense)	(287)	(192)	(170)

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26	Income taxes expenses
As an entity headquartered in the Cayman Islands, the Company is subject to a neutral tax regime. However, the Group’s subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

Reconciliation of income tax	2021	2020	2019
Income before income taxes	121,572	64,976	64,451

Bermuda (2020)/Cayman Islands (2021) statutory income tax	—	—	—
Impact of difference in tax rates of foreign subsidiaries	642	(2,749)	(3,195)
Nondeductible expenses	(1,023)	(386)	(318)

Total income taxes	(381)	(3,136)	(3,513)

Current	(1,692)	(891)	(3,783)
Deferred	1,311	(2,245)	270
Effective tax rate	0.3%	4.8%	5.5%

27	Equity

(a)	Capital
On January 13, 2021, the Company carried out a share split of 117:1 (one hundred and seventeen for one). As a result, the share capital previously represented by 1,000,000 common shares, with a par value of US$ 0.001 each, totaling US$ 1 (one thousand dollars) was increased to 117,000,000 common shares. The share split has been applied retrospectively to all figures in the consolidated financial statements and notes regarding the number of shares and per share data as if the share split had been in effect for all years presented.
The
Company’s
Memorandum and Articles of Association
 (“Articles of Association”)
authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.
The Company currently has a total of 147,192,930 common shares issued and outstanding, 54,247,500 Class A common shares, beneficially owned by investors who purchased in the initial public offering and Blackstone (taken together). 92,945,430 Class B common shares beneficially owned by Patria Holdings Ltd. and Moneda’s former partners as a result of the business combination transaction (note 28).

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
Restrictions on transfer
Shareholders

of the Company who held shares upon completion of the IPO and existing shareholders have agreed to lock-up agreements that restrict shareholders, subject to specified exceptions, from selling or otherwise disposing of any shares for a period of 180 days after the date of the IPO without the prior consent of the representatives for the underwriters. However, the underwriters may, at their discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

In addition, each of Patria Holdings’ shareholders (which include entities beneficially owned by the founders of the Company and certain of the Company’s
directors and executive officers) have agreed to lock-up restrictions that restricts the sale of shares in Patria Holdings for a period of five years from the consummation of the IPO
, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings.
Furthermore, each of Moneda’s former partners entered into a pledge, security, control and lock-up agreement, or the “Moneda Lock-Up Agreement” that restrict Moneda’s former partners from (1)(A) offering, pledging, assigning, selling or otherwise disposing any shares, (B) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (C) converting any such Class B common shares into Class A common shares, (2) enter into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) make any demand for the registration of any shares; held by such persons during the period beginning on fifth anniversary of the acquisition date (December 1, 2021) of the Moneda acquisition and ending on the earlier of (a) the date on which Moneda’s former partners cease to be employed by the Group or any of its affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.
As of December 31, 2021 and December 31, 2020, the issued share capital was distributed as follows:

	2021		2020
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,192,930	14,720	117,000,000	1,000

Class A	54,247,500	5,425	—	—

Class B	92,945,430	9,295	117,000,000	1,000

19,147,500 Class A common shares were issued as part of the IPO (refer to note 1) and 11,045,430
Class B common shares were issued to Moneda’s former partners as part of the business combination transaction (refer to note 28).

(b)	Additional paid-in capital
The Additional
Paid-in
Capital amounts recorded as of December 31, 2021 and December 31, 2020 were demonstrated below:

	2021	2020
Class A	299,078	623
Class B	186,102	934

Total	485,180	1,557

Net proceeds from issuance of Class A
common
shares through the IPO amounted to US$ 302.7 million after deducting IPO transaction costs incurred in the direct issuance of equities of US$ 27 million. Further IPO cash transactional costs of US$4.3 million were incurred (including non-cash
expenses of US$ 1.1
million). Additional Class B
 common
shares issued as consideration for the Moneda business combination amounted to
 US$ 184.8 million.

(c)	Dividends
In January 2021, the Company paid US$ 23,259
 related to 2020 dividends to Patria Holdings Ltd. and Blackstone. The shareholders received US
$ 21,100 and US$ 2,159, respectively.
Dividends declared and paid by the Group to the Company’s shareholders for the year ended December 31, 2021, 2020 and 2019 were:

Shareholder	2021		2020		2019
		US$*		US$*		US$*
Class A	38,462	0.7090	—	—	—	—
Class B	58,067	0.6247	84,188	0.7196	46,397	0.3966

Total	96,529	0.6558	84,188	0.7196	46,397	0.3966

(*)	Per thousand shares after share split, see note 27(a).
Prior to the IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Group’s previous shareholders agreement valid at that time. For the year ended December 31, 2021, dividends were declared and paid to shareholders on a pro-rata
basis.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Share based incentive plan
The establishment of the first equity incentive program (“IPO grant” or “share based incentive plan”) under the LTIP pursuant to the completion of the IPO registration was approved at the board of director’s meeting on May 19, 2021. The defined maximum number of shares under the IPO grant should not exceed
410,115
 (289,183 PSUs on grant date and
120,932
to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company. As of December 31, 2021, the outstanding number of Performance Restricted Units (“PSU”), convertible into Class A common shares, granted under the share based incentive plan was
210,314
 PSUs (78,869 PSUs forfeited following the resignation of certain participants of the IPO grant) to be settled at the vesting date.

Set out below is summary of PSU activity for the year ended December 31, 2021.

PSUs
Outstanding, December 31, 2020	—

Granted	289

Forfeited	(79)

Outstanding, December 31, 2021	210
The table above reflects the PSU activity in the year. No shares were exercised, expired or vested during the year covered by the above table.
For the period ended December 31 2021, total PSU cumulative expenses were US$ 764 and the intention of the Committee as of December 31, 2021 was to settle any future vesting through delivery of Class A common shares to participants.
The original weighted-average fair value of PSU shares at the grant date of January 22, 2021 is US$ 15.95, calculated based on the Monte Carlo model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

(e)	Earnings per share (basic and diluted)
Basic earnings per share have been calculated based on the consolidated profit for the year attributable to the holders of the Company’s common shares.

Diluted earnings per share are impacted by the share incentive plan as disclosed under note 27 (d). The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date.
As of December 31, 2021, the
TSR performance condition was not met.

The Group has assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares rather than cash to potentially settle any contingent consideration payable per Moneda business combination purchase agreement (note 28). Events to satisfy the net revenue growth and net income margin conditions related to the contingent consideration have not yet occurred.
There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting years.

	2021	2020	2019
Net income for the year attributable to the Owners of the Company	122,476	62,209	58,539
Basic and diluted weighted average number of shares	135,983,968	117,000,000	117,000,000
Basic and diluted earnings per thousand shares	0.90066	0.53170	0.50033

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)	Adjustments regarding the initial application of IFRS 16
On January 1, 2019 the Group recognized an increase of US$ 714 on retained earnings due to the adoption of IFRS 16 as described in note 4 (l).

(g)	Cumulative Translation Adjustments
The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company’s and the Group’s presentation currency. The effects of the translation are accounted for and presented on Equity under the caption “Cumulative Translation Adjustments”.

(h)	Non-controlling interests
The Group’s subsidiary with non-controlling interests as of December 31, 2020 was Patria Investimentos Ltda. This entity has share capital consisting solely of ordinary shares.

		Equity(*)		Income (Loss) (*)
	Interest	2021	2020	2021	2020
Non-controlling interest in Patria Investimentos Ltda.	49%	—	1,758	(1,285)	(369)

*	Commencing June 1, 2021 the Company now holds 100% of Patria Investimentos Ltda as discussed under note 5(o)

28	Business combinations
The following relates to the Group’s significant transactions related to business combinations for the year ended December 31, 2021.
On December 1, 2021, the Group acquired control of Moneda’s operations through acquiring 100
% of the issued share capital of MAM I and MAM II, Chilean simplified corporations. The acquisition has significantly increased the Group’s market share in Latin America. Moneda is a leading asset manager in PIPE and credit investments in the Latin American region and is headquartered in Santiago, Chile. The goodwill from the combination will enhance the Group’s product offering by adding a credit and PIPE investment platform in the Latin American region. The combination of the two operations will add geographical exposure within Latin America through client base and product offering and will open the opportunity for cross selling and leveraging a complementary investor base. The Group accounted for this investment as a subsidiary where operations of Moneda are held through entities MAM I and MAM II as described under note 5. None of the goodwill recognized is deductible for tax purposes.
Under the purchase agreement,
Moneda’s former partners
received an upfront consideration of US$ 333.6 million, in a combination of US$ 148.8 million in cash (US$ 16.4 million payable subject to purchase agreement conditions) and US$ 184.8 million (11,045,430 shares) in the Company’s Class B common shares. The table below summarizes the consideration paid for MAM I and MAM II.
In addition, subject to the achievement of certain
pre-determined
net income and net revenue
metrics based on future events for the years ended December 31, 2022 and December 31, 2023, potential contingent consideration between US$ nil and
US$

71.1
million (undiscounted) is payable in cash or Class A common shares under the purchase agreement (note 27 (e) for earnings per share impact). The fair value of the contingent consideration of

US$
25.5

million was estimated by calculating the present value of the contingent consideration payable based on estimated net income margin and net revenue growth for the years ended December 31, 2022 and December 31, 2023. A probabilistic scenario approach using the pre-determined net income and net revenue metrics within the purchase agreement is used to estimate expected undiscounted contingent consideration payable and a discount rate range between
 13.9%
to 16.8% was applied to determine the fair value of contingent consideration to be paid December 31, 2023.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The acquired businesses contributed revenues of US
$ 9.1 million and net profit of US$ 5.3 million to the
Group
for the period from December 1, 2021 to 31 December 31, 2021. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2021, was US$ 84.7 million and US$ 24.2 million respectively. Acquisition-related costs, not directly attributable to the issue of shares of US$ 8.6 million, are included in other expenses in the Group’s consolidated income statement and in operating cash flows in the consolidated statement of cash flows for the year ended December 31, 2021. Details of the purchase consideration, the net assets acquired and goodwill listed below is provisional and pending receipt of the final valuation of those assets:

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	MAM I December 1, 2021	MAM II December 1, 2021	Total
Total purchase consideration
Cash consideration paid	132,331	—	132,331
Consideration payable	16,437	—	16,437
Share issued	—	184,789	184,789
Contingent consideration payable	—	25,491	25,491

Total purchase consideration	148,768	210,280	359,048

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	7,868	1,696	9,564
Accounts receivable	7,170	7,682	14,852
Working Capital ( a )	(16,729)	(10,408)	(27,137)
Intangible assets: non-contractual customer relationships	50,490	35,129	85,619
Intangible assets: brands	9,427	6,171	15,598
Fixed assets	6,746	23	6,769
Tax assets and liabilities	3,253	(1,555)	1,698
Other assets and other liabilities	(1,552)	9,270	7,718

Net identifiable assets acquired	66,673	48,008	114,681

Goodwill	82,095	162,272	244,367

Net assets acquired	148,768	210,280	359,048

a)
The majority of working capital assumed from MAM I and MAM II includes current trade accounts payables (suppliers) in addition to client funds payable and other current liabilities offset by short term investments, client funds on deposit and other current financial assets. No contingent liabilities nor indemnification assets were acquired as part of the business combination.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Arrangements not part of the business combination:
The transaction included US$ 58.7 million expected to be paid to
Moneda’s
former
partners who are currently employees
of the
Group
in exchange for future services, with two equal installments due on December 2, 2023 and December 2, 2024 respectively. This expense will be recognized as a compensation expense as the employees render services. For the year ended December 31, 2021, US$ 2.0 million was recognized as an expense in the Group’s income statement.

29	Financial instruments

(a)	Financial instruments by categories
The Group classifies its financial instruments into the categories below:

Financial assets	2021	2020
Financial assets at amortized cost
Accounts receivable	108,115	46,015
Project advances	3,935	1,772
Client funds on deposit	78,163	—
Deposit/guarantee on lease agreement	3,043	142

Financial assets at fair value through profit or loss
Cash and bank accounts	13,383	14,052
Mutual fund shares	1,881	—
Short term investments	151,866	9,929
Long-term investments	18,278	1,986

Financial liabilities

Financial liabilities at amortized cost
Client funds payable	78,163	—
Lease liabilities	7,864	1,582
Placement agent	50	1,250
Suppliers and occupancy costs	7,372	3,185
Carried interest allocation	11,582	—
Consideration payable on acquisition	16,437

Financial liabilities at fair value through profit or loss
Investment fund participating shares in Patria Brazilian Private Equity General Partner III, Ltd., and Patria Brazil Real Estate Fund II, L.P.	796	1,515
Contingent consideration payable on acquisition	25,775	—

(b)	Financial instruments measured at fair value
The fair value measurement methodologies are classified according to the following hierarchical levels:

•	Level 1 : measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•
Level
 2
: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;

•
Level
 3
: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.

As of December 31, 2021 and December 31, 2020, cash and investments were measured by level 1 and level 2 methodologies, respectively.
In connection with the Moneda business combination discussed in note 28, the Group is required to make contingent payments, subject to the entities achieving certain revenue and profitability targets. The contingent consideration payments are up to US$ 71 million for the business combination with Moneda. The fair value of the liabilities for the contingent consideration recognized upon acquisition was US$ 25.5 million and was estimated by discounting to present value the probability weighted contingent payments expected to be made. Assumptions used in these calculations includes an assumed probability-adjusted profit in Moneda and a discount rate. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. This liability is considered to be a Level 3 financial liability that is re-measured
each reporting period. The change in fair value of contingent consideration for these acquisitions is included in other income or expenses in the Group’s income statement.
The Group held no assets or liabilities at fair value using significant unobservable inputs for the years ended December 31, 2020 and 2019. The following table presents a reconciliation of the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2021:

2021
Fair value at the beginning of the year	—
Contingent purchase consideration	25,491
Payments	—
Change in fair value - discounting	284

25,775

The Group has considered a 5% change in discount rate to determine the impact to the discounted fair value of contingent consideration payable, which would increase the discounted fair value by up to US$ 0.3 (decrease in discount rate) million or decrease fair value by up to US$ 0.6 million (increase in discount rate). Since acquisition there has been no change in circumstances or assumptions used to determine contingent consideration payable, the only impact being from discounting between acquisition date and reporting date.

(c)	Financial instruments measured at amortized costs
As of December 31, 2021, and December 31, 2020, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
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
The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments are maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of December 31, 2021 and December 31, 2020 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.
The amounts receivable and project advances as of December 31, 2021, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable (a)	866	301	191	55	35	7,596	32,114	20,857	35,104	10,996	108,115
Project Advances	—	—	—	—	—	1,170	1,123	—	906	736	3,935

Total	866	301	191	55	35	8,766	33,237	20,857	36,010	11,732	112,050

(a)
Non-current balances are related to management fees receivable from fund PBPE Fund IV (Ontario), L.P. in a single installment on December 31, 2023. In addition, management fees of US$ 13 million from current year and US$ 22 million from prior years relate to management fees from PBPE Fund IV, which are due by December 31, 2022.

The amounts receivable and project advances as of December 31, 2020, are as follows:

	Overdue			Due in
	Less than 90 days	01 to 90 days	91 to 180 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable (a)	2,198	10,828	—	—	—	10,996	21,993	46,015
Project Advances	—	1,277	—	—	—	—	495	1,772

Total	2,198	12,105	—	—	—	10,996	22,488	47,787

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

ii.	Liquidity Risk
Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group’s payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.
The Group performs the financial management of its cash and cash equivalents, keeping them available for paying its obligations and reducing its exposure to liquidity risk.
Expected future payments for financial liabilities as of December 31, 2021, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers and occupancy costs	7,372	—	—	—	—	7,372
Placement agents’ fees	50	—	—	—	—	50
Investment fund participating shares	—	—	—	—	796	796
Leases (a)	315	276	276	828	7,617	9,312
Carried interest allocation	—	—	—	11,582	—	11,582
Consideration payable on acquisition	—	16,437	—	—	—	16,437
Contingent consideration payable on acquisition (a)	—	—	—	—	33,438	33,438

Total	7,737	16,713	276	12,410	41,851	78,987

(a)	Amounts reflect un discounted future cash outflows to settle financial liabilities.
Expected future payments for financial liabilities as of December 31, 2020, are shown below

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Dividends payable	23,259	—	—	—	—	23,259
Suppliers and occupancy costs	3,185	—	—	—	—	3,185
Placement agents’ fees	450	400	—	400	—	1,250
Investment fund participating shares	—	—	—	—	1,515	1,515
Leases (a)	252	252	266	746	1,859	3,375

Total	27,146	652	266	1,146	3,374	32,584

iii.	Market risk
Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group’s policy is to minimize its exposure to market risk.
The marketable securities as of December 31, 2021 and December 31, 2020 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group does not hold financial liabilities linked to market prices so it does not have significant exposure to interest rate risk and is not presenting such sensitivity analysis.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

During the year ended December 31, 2021 and the year ended December 31, 2020, the Group did not hold derivative financial instruments.
Security price risk:
Long-term investments made by the Group represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose the Group to market risk and therefore this process is subject to limits consistent with the Group’s risk appetite. To manage its price risk arising from investments in securities, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.
A 5% (2020: 5%) increase in the price of long-term investments, with other variables held constant, would have increased the profit before tax by US$ 1.8 million (2020: US$ 0.2 million). A 5% decrease in the price would have had the equal but opposite effect.
Foreign exchange risk:
Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income (or costs and expenses) and the liabilities (or assets) balance of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Sensitivity analysis
The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:
As of December 31,
2021

	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the year end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD

Cash and cash equivalents	112	10,367	5,380,931	380,196	460	6,893	15,264	838
Client funds on deposit	—	—	66,672,455	—	—	—	78,163	7,817
Short term investments	44,202	—	2,279,681	—	—	141,272	151,866	1,059
Accounts receivable	22,741	6	6,908,891	113,854	—	95,911	108,115	1,220
Projects Advance	4,120	237	(1,168)	469	32	3,124	3,935	81
Deposit/guarantee on lease agreement	85	264	1,847,751	81,908	180	566	3,043	248
Client funds payable	—	—	66,672,455	—	—	—	78,163	(7,817)
Long-term investments	3,508	—	63,614	—	—	17,574	18,278	70
Carried interest allocation	—	—	—	—	—	11,582	11,582	—
Consideration payable on acquisition	—	—	—	—	—	16,437	16,437	—
Contingent consideration payable on acquisition	—	—	—	—	—	25,775	25,775	—
Suppliers and occupancy costs	2,811	196	921,549	86,553	200	5,472	7,372	(190)

Net Impact								3,326

(a)	BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling
The exposure shows the balance sheet impact considering a US dollar valuation increase of 10%. This scenario best reflects the Group’s expectations based on projections available in the financial market and takes into account the closing rates for each year.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30	Related parties

(a)	Directors’ and Officers’ compensation
The amounts paid to directors and officers for their roles as executives in 2021, 2020 and 2019 included in “Personnel expenses” are shown below:

	2021	2020	2019
Directors’ and officers’ compensation	(2,784)	(2,582)	(2,738)

Additionally, for the year ended December 31, 2021 the Company has accrued US$ 21 million as bonuses to directors and officers, which is included in “Personnel expenses”.

(b)	Officers’ Fund

	2021	2020
Other Assets	—	47
Personnel current liabilities	1,852	1,271
Personnel non-current liabilities	3,029	1,527

The Officers’ Fund Plan is administered by the Company through a limited liability entity (the “Officers’ Fund”) registered as an administered fund under the laws of the Cayman Islands.
Group employees were offered the opportunity to purchase quotas (limited number of units in Officers’ Fund available for participants to purchase) in the Officers’ Fund based on the discretion of the directors of the Officers’ Fund. With the payment of a contribution to the Officers’ Fund on the grant date, these employees are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund Plan. For the year ended December 31, 2021, the Company has accrued US$ 2.2 million (2020: US$ 0.4m). No further quotas in the Officers’ Fund were granted during 2021.

(c)	Long-term investments
As described in notes 12(b) and 17(b), Patria Brazilian Private Equity III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (representing certain of the Group’s founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P., these investments are recorded under long-term investments with equivalent liabilities to the holder of the participating share. All contributions to these investment funds are made by the related party; distributions received are returned to the related party.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)	Carried interest allocation
As described in note 22(a), 35% of the performance fee receivable from PBPE Fund III (Ontario), L.P. is payable to the carried interest vehicle which is ultimately owned by the Group’s senior managing directors and employees.

(e)	Share based incentive plan
As described in note 27(d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

(f)	Strategic Bonus
As described in note 15(c), the Group accrues for a Strategic Bonus in Chile that employees receive in exchange for long terms of service.

(g)	Lease commitments
Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda’s former partners), commenced on December 1, 2021.

(h)	Building improvements
Amounts for building improvements included under property and equipment (note 13) includes US
$ 97
for services provided to MAGF by a related party (Constructor EG SpA which is partially owned by a related party of a partner in the Group) for the month and year ending December 31, 2021.

(i)	Professional services
Amounts for other liabilities (note 17) and administrative expenses (note 23) includes
US$ 2
for legal advisory services provided to MAGF by a related party (Barros and Errázuriz Abogados Limitada which is partially owned by a related legal advisory director of the Group) for the month and year ending December 31, 2021.

31	Events after the reporting period
Acquisitions
On December 8, 2021, the Company announced the launch of a new growth equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.) (collectively “Kamaroopin”), a private markets investment group. The partnership is structured in two stages. The first stage includes the acquisition of a 40% minority equity stake, at which point the Group would pursue a joint fundraising campaign for a new growth equity fund. The second stage would trigger the acquisition of the remaining 60
% for a fixed undisclosed equity consideration contingent on fundraising success. In the event the requirements for the second stage are not satisfied, the Group and Kamaroopin would have the option to unwind the transaction.
The acquisition for 40% minority interest concluded on
February 1
,
2022
for US$
7.7
 million in cash, subsequent to all terms and conditions per the purchase agreement being satisfied.
Dividends
On February 10, 2022 the board of directors approved a dividend of
US$ 0.16 per share (US$ 23.6
million) which was paid in March 2022.
Special Purpose Acquisition Company (“
SPAC
”)
Initial Public Offering

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On March 14, 2022, Patria Latin American Opportunity Acquisition Corp. (the “SPAC entity”), announced the closing of its initial public
offering of 23,000,000 units, including the exercise in full by the underwriters to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of the SPAC entity, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Public Warrant”), with each Public Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.
The SPAC entity is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by affiliate, Patria SPAC LLC (the “Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form
S-1
relating to the securities referred to therein and subsequently amended has been filed with the SEC and declared effective on March 9, 2022.
Warrants
26,000,000 Warrants (11,500,000 of Public Warrants and 14,500,000 of Private Placement Warrants) were issued in connection with the IPO.
The Private Placement
Warrants are identical to the Public Warrants, except that, so long as they are held by the Sponsor or its permitted transferees, (i) they will not be redeemable by the Company, (ii) they (including the
 SPAC
Class A Ordinary Shares issuable upon exercise of these Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until
30
 days after the completion of the Initial Business Combination, (iii) they may be exercised by the holders on a cashless basis, (iv) are subject to registration rights and (v) use a different Black-Scholes Warrant Model for purposes of calculating the Black-Scholes Warrant Value (as defined in the warrant agreement).
Warrants are redeemable when the price per SPAC Class A Ordinary Share equals or exceeds $18.00. Once the Warrants become exercisable, the Company may redeem the outstanding Warrants (except as described above with respect to the Private Placement Warrants).
Contingent liabilities

As of March 22, 2022, PILTDA became involved in administrative proceedings related to the exemption of ISS between 2017 and 2019. Management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss for PILTDA as US$ 2.1 million.
Subsequent to December 31, 2021 and up until the date of authorization for issuance of the consolidated financial statements, there were no further significant events that occurred after the reporting period for disclosure.
* * *
Luis Gustavo G. Mota
Accountant
Marco Nicola D’Ippolito
Chief Financial Officer
Alexandre T. A. Saigh
Chief Executive Officer