Form 20-F
period 2022-12-31
Patria Investments Ltd
filed 2023-04-28
CIK 1825570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________
For the transition period from _______________ to _____________
Commission file number: 001-39911
_________________________
Patria Investments Limited
(Exact name of Registrant as specified in its charter)
_________________________
Not applicable
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
(Address of principal executive offices)
Ana Cristina Russo, Chief Financial Officer
Tel: +1 345 640 4900
18 Forum Lane, 3rd floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Copies to:
Manuel Garciadiaz
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Phone: (212) 450-4000
Fax: (212) 450-6858
_________________________
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
_________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The number of outstanding shares as of December 31, 2022 was 54,247,500 Class A common shares and 92,945,430 Class B common shares.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒      No ☐
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

Large Accelerated Filer	☒	Accelerated Filer	☐	Non-accelerated Filer	☐

				Emerging growth company	☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report:     ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.    ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b): ☐
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

iii

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
We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 5 to our audited consolidated financial statements (as defined below), included elsewhere in this annual report, for more information about our and our subsidiaries functional currency. We prepare our annual consolidated financial statements December 31, 2022 and 2021 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the years ended December 31, 2022, 2021 and 2020 is stated in U.S. dollars, our reporting currency. The consolidated financial information of Patria contained in this annual report is derived from its audited consolidated financial statements as of and for the three years ended December 31, 2022, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to Patria consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2022,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
Our operational and financial condition results for the historical periods discussed in this annual report prior to the acquisition of Moneda, Igah Ventures, Kamaroopin, interests in VBI, and listing of the SPAC (all as defined below) do not reflect or include the operational results or any assets or liabilities of Moneda, Igah Ventures, VBI, Kamaroopin, and the SPAC, as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the transactions. We began consolidating (i) Moneda and its subsidiaries as of December 1, 2021, (ii) the SPAC as of March 14, 2022, (iii) VBI as of July 1, 2022, (iv) Igah Ventures as of December 1, 2022 and (v) Kamaroopin as of April 12, 2023. Accordingly, our operational and financial condition results in future periods may not necessarily be comparable to our operational and financial condition results for historical periods, including those discussed in this annual report.

Combination with Moneda Asset Management
On December 1, 2021, we completed our previously announced combination with Moneda Asset Management SpA, or Moneda, a leading asset manager headquartered in Chile. The transaction created a combined asset manager with US$23.8 billion in assets under management as of December 31, 2021, allowing us to solidify our position as one of the leading private equity, infrastructure and credit platforms in Latin America. As a result, we issued 11,045,430 Class B common shares to entities controlled by certain Moneda partners. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Combination with Moneda Asset Management” for additional information.
Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin

On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.), collectively “Kamaroopin.” Our partnership was structured in two stages with financial terms not disclosed. The first stage included the acquisition of a 40% minority equity stake, at which point we would pursue a joint fundraising campaign for a new growth equity fund. The second stage contemplated the acquisition of the remaining 60% for an undisclosed equity consideration. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. As a result, Patria currently owns 100% of Kamaroopin.

Kamaroopin commenced operations in 2018, and currently has four invested portfolio companies where they partner with differentiated entrepreneurs as investor operators to drive growth through single-minded consumer-focused and tech-enabled business models. Its portfolio has generated a 2.7x gross multiple based on June 2021 valuations, led by its signature first investment in Petlove, the #1 digital Petcare platform in Brazil. Kamaroopin’s portfolio amounted to more than $175 million in assets under management, and it was profitable on a Fee Related Earnings basis.
Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp., or the “SPAC,” announced the closing of its initial public offering of 23,000,000 units, including the exercise in full by the underwriters of the right to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each unit consists of one Class A ordinary share of the SPAC, with a par value of US$0.0001 per Class A ordinary share, and one-half of one redeemable warrant of the SPAC, with each whole warrant being a public warrant entitling the holder thereof to purchase one Class A ordinary share of the SPAC for $11.50 per share, subject to adjustment. The units were sold at a price of $10.00 per unit, generating gross proceeds from the issuance of US$230,000,000.
The SPAC is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by one of our affiliates, Patria SPAC LLC, for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form S-1 (File No. 333-254498) relating to the securities referred to therein and subsequently amended has been filed with the SEC and declared effective on March 9, 2022. For further details, see notes 5, 12(d) and 20(c) to our audited consolidated financial statements.

Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform

On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A. (“VBI Real Estate” or “VBI”) one of the leading independent alternative real estate asset managers in Brazil, with approximately R$5 billion in assets under management across both development and core real estate vehicles.

While specific financial terms are not being disclosed, the transaction is structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for a cash consideration, plus the contribution of Patria’s two existing Brazilian REIT vehicles. During the first stage, Patria’s real estate team joined forces with VBI, and VBI is effectively managing Patria’s real estate platform in Brazil. When closed, the second stage will lead to full ownership and integration of VBI’s platform by Patria, which is expected to commence within 24-36 months from July 1, 2022.

Agreement to Acquire Blue Macaw

On April 3, 2023, VBI announced the acquisition of BlueMacaw Asset Management Ltda., or "BlueMacaw", the spun-off portion of BlueMacaw Gestora Limitada, or “BlueMacaw Gestora”, an investment manager focused on real estate assets in Brazil. BlueMacaw Gestora was created as a spin-off of Blackstone's Real Estate operations in Latin America, led by Marcelo Fedak. While specific financial terms are not being disclosed, the transaction encompasses four funds managed by Blue Macaw, totaling approximately R$500 million in assets under management

VBI continues to be Patria’s Real Estate platform in Brazil and both co-founding partners of VBI – Ken Wainer and Rodrigo Abbud – will continue to lead VBI’s businesses, with Marcelo Fedak stepping in due course in VBI’s board and as an investment committee member representing Patria.
As of December 31, 2022, we had a total of 147,192,930 common shares issued and outstanding, consisting of 81,900,000 Class B common shares beneficially owned by Patria Holdings, 11,045,430 Class B common shares beneficially owned by entities controlled by certain Moneda partners, and 54,247,500 Class A common shares beneficially owned by our investors. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

The following chart shows our corporate structure and equity ownership as of April 12, 2023, after giving effect to our corporate reorganization and combination with Moneda, our acquisition of Kamaroopin, Igah, BlueMacaw, interests in VBI, and listing of the SPAC. This chart is provided for illustrative purposes only and does not show all of the legal entities:

Patria 2023 Corporate Structure

Patria partners (investment entities)
Cayman
100%
Patria Holdings Ltd.
Moneda partners (investment entities)
7.50% (B)
11.23% (*)
55.95% (A)(B)
83.30% (*)
Float
Cayman
Patria Investments Ltd. (publicly traded company)
36.55% (A)
5.47% (*)
Cayman 100%
KMP I Holding
Uruguay 100%
Patria Investments LATAM S.A.
60% (KMP I)
Cayman 100%
Patria Investments Cayman Ltd.
Cayman 100%
Patria Latam Growth Management Ltd.
Cayman 100%
Patria Finance Ltd.
UK 100%
Patria Investments UK Ltd.
Hong Kong 100%
Patria Investments Hong Kong Ltd.
Dubai
Patria Investments UK Ltd DIFC Rep Office (branch)
USA 100%
Patria Investments US LLC.
Chile 100%
Patria Investments Chile SpA
Colombia 100%
Patria Investments Colombia S.A.S.
Uruguay 100%
Patria Investments Uruguay Agente de Valores S.A.
Brazil 100%
PLATAM Investments Brazil LTDA
Chile 100%
Moneda Asset Management SpA
Chile 100%
Moneda II SpA
Brazil 100%
Pátria Investimentos Ltda.
60% (KMP I)
Cayman 100%
Patria General Partners
Cayman 40% (PFL)
Hanuman GP
Cayman 13.2%
PEVC I GP IV
INVESTMENT SERVICES
100%
Cayman
Patria SPAC LLC
Cayman 0.008%
Patria Latin American Opportunity Acquisition Corp.
Delaware 100%
Igah Partners LLC
Delaware 100%
e.Bricks Ventures III GP, LLC
Cayman 100%
Igah Carry Holding Ltd
Chile 99.96%
Moneda Corredores de Bolsa Limitada
0.04%
Chile 99.998%
Moneda S.A. Administradora General de Fondos
0.002%
Chile 50.00%
GSI Capital S.A.
Uruguay 77.5% (PIL)
21.4% (PILATAM)
Patria Real Estate LATAM S.A.S.
Uruguay
100% (PILATAM)
Patria Private Equity LATAM S.A.S.
BVI 100%
Moneda International Inc.
USA 100%
Moneda USA Inc.
Brazil 40% (PILTDA)
Kamaroopin Gestora de Recursos Ltda.
Brazil
VBI Real Estate Gestão de Carteiras S.A.
32.21% (PILTDA)
17,79% (RE LATAM)
Brazil 100%
NewCo BlueMacaw Partners Ltda.
Brazil 71.35%
BlueMacaw S.A.
28.65% (VBI)
Brazil 99.34%
BlueMacaw Asset Management Ltda.
0.66% (VBI)

PATRIA

(*)Voting power
(A) Class A shares
(B) Class B shares

____________________
(1)24,437,198 Class B common shares of the 81,900,000 Class B common shares beneficially owned by Patria Holdings Limited are held by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited.
(2)References to (A) stand for Class A common shares, (B) stand for Class B common shares, and (*) stand for voting power.
Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Fee Related Earnings and Distributable Earnings information, which are Non-GAAP measures. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.
Fee Related Earnings
Fee Related Earnings, or "FRE," is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive, advisory and other ancillary fees, net of related taxes, less personnel and administrative expenses, adjusted for brand amortization, amortization of placement agents and rebate fees, excluding the impacts of equity-based compensation and nonrecurring expenses. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors (comparing actual individual performance in influencing such factors with prior and anticipated performance), but which are not directly based upon revenues. Accordingly, there are no specific revenue amounts that relate to compensation components included in FRE. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they represent a source of revenues that is measured and received on a recurring basis and is not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.
The table below presents more information on our FRE:

	For the Years Ended December 31
	2022	2021	2020	Change 2022/2021	Change 2021/2020
	(in US$ millions)
Revenue from management fees(1)	220.6	144.7	112.9	75.9	31.8
Revenue from incentive fees	6.1	4.9	3.5	1.2	1.4
Revenue from advisory and other ancillary fees	4.2	0.7	2.5	3.5	(1.8)
Taxes on revenues	(3.7)	(3.9)	(3.8)	0.2	(0.1)
Personnel expenses(2)	(103.9)	(79.8)	(27.2)	(24.1)	(52.6)
(-) Long-term employee benefits (3)	3.5	3.0	0.4	0.5	2.6
(-) Carried interest allocation(4)	10.2	30.2	—	(20.0)	30.2
(-) Carry bonus provision	—	0.9	—	(0.9)	0.9
(-) Deferred and contingent consideration(5)	24.4	2.0	—	22.4	2.0
(-) Other transaction costs	0.5	—	—	0.5	—
Administrative expenses	(30.4)	(14.4)	(14.6)	(16.0)	0.2
(-) Amortization of intangible assets from acquisition(6)	3.1	0.3	—	2.8	0.3
(-) SPAC expenses and transaction costs(7)	0.8	—	—	0.8	—
Placement fees amortization and rebates	(5.3)	(2.5)	(2.3)	(2.8)	(0.2)
Fee Related Earnings (FRE)	130.0	86.0	71.3	44.0	14.7
____________________
Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.

(1)Revenue from management fees consist of fee revenue from managing an investment fund in our portfolio, which are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant limited partnership agreement, or “LPA,” or private placement memorandum, or “PPM.” Such revenue increased from prior year due to (a) management fees earned by acquired businesses and (b) an increase in capital deployed by Private Equity Fund VI.
(2)Personnel expenses consist of (1) fixed compensation costs comprised of salaries and wages, (2) variable compensation costs comprised of partners’ compensation, rewards and bonuses and employee profit sharing, (3) social security contribution and payroll taxes and (4) other short- and long-term benefits. The increase is a result of the acquired businesses.
(3)Long-term employee benefits consist of the equity based compensation and long term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's share based incentive plan, and legacy strategic bonus from acquired business.
(4)Carried interest allocation refers to our employees’ right to up to 35% of the performance fees recognized from investments funds. As of December 31, 2022, we had a payable balance of US$12.4 million (US$2.1 million non-current), primarily related to performance fees recognized from Patria Infrastructure Fund III (2021: US$11.6 million from PBPE Fund III (Ontario), L.P.).
(5)Deferred and contingent consideration consists of consideration expected to be paid to former shareholders of Moneda in exchange for future services as employees, which are payable in two installments due December 2, 2023 and December 2, 2024. We expect to account for this consideration as a compensation expense as the employees render services. For the year ended December 31, 2022, US$24.4 million was recognized as an expense in our income statement and our acquisition of Moneda included a total expected consideration of US$58.7 million.
(6)Amortization of intangible assets from acquisition refers to the amortization of intangibles (brands and non-contractual customer relationships) associated with businesses acquired by Patria.
(7)SPAC expenses and transaction costs consist of expenses related to Patria Latin American Opportunity Acquisition Corp., a special purpose acquisition company (SPAC), which are excluded from our FRE.

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
Distributable Earnings
Distributable Earnings, or “DE,” is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE less current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) adjusted for IPO related expenses and non-recurring transaction costs, including changes to deferred and contingent considerations, gross obligation, options, warrants, SPAC's results, and share of equity-accounted earnings. DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations—Distributable Earnings (DE)” for our reconciliation of DE.
The following table presents more information on our DE:

	For the Years Ended December 31,
	2022	2021	2020	Change 2022/2021	Change 2021/2020
	(in US$ millions)
Fee Related Earnings (FRE)	130.0	86.0	71.3	44.0	14.7
Revenue from performance fees	30.4	89.3	—	(58.9)	89.3
Taxes on revenue—performance fees	(1.2)	(0.2)	—	(1.0)	(0.2)
Carried interest allocation	(10.2)	(30.2)	—	20.0	(30.2)
Carry bonus provision	—	(0.9)	—	0.9	(0.9)
Other income/(expenses)	(9.3)	(12.2)	(2.0)	2.9	(10.2)
Other transaction costs	6.7	11.8	2.1	(5.1)	9.7
Deferred and contingent consideration	(11.6)	(0.3)	—	(11.3)	(0.3)
SPAC expenses and transaction costs	10.6	—	—	10.6	—
Gross obligation - unwinding	3.5	—	—	3.5	—
Net financial income/(expense)	8.1	(0.3)	(0.2)	8.4	(0.1)
Option, warrant and trust account	(3.2)	—	—	(3.2)	—
Share of equity-accounted earnings	(2.3)	—	—	(2.3)	—
Amortization of intangible assets from equity-accounted investments	2.2	—	—	2.2	—
Current income tax expense	(6.5)	(1.7)	(0.9)	(4.8)	(0.8)
Distributable Earnings (DE)	147.1	141.3	70.3	5.8	71.0
____________________
Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.

FRE and DE are measures of profitability and have certain limitations in that they do not take into consideration certain items included under IFRS. Such measures may not be comparable to similarly titled measures used by other companies and is not a measure of performance calculated in accordance with IFRS. FRE and DE should not be considered in isolation or as a substitute for net income or other income data prepared in accordance with IFRS. The use of such measures without consideration of related IFRS measures is not adequate due to the adjustments described above. Our management compensates for these limitations by using FRE and DE as supplemental measures to IFRS results, to provide a more complete understanding of our performance as management measures it. A reconciliation of FRE and DE to their respective most directly comparable IFRS measure of income before income taxes provision can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations.” For further information on why our management chooses to use these Non-GAAP financial measures, and on the limits of using these Non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
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
Our AUM measure includes Assets Under Management for which we charge either nominal or zero fees and indicates the size of our business and products. Our definition of AUM is not based on any definition of Assets Under Management contained in our operating agreement or in any of our fund management agreements. Given the differences in the investment strategies and structures among other alternative investment managers, our calculation of AUM may differ from the calculations employed by other investment managers and, as a result, this measure may not be directly comparable to similar measures presented by other investment managers. We believe this measure is useful to stockholders as it provides additional insight into our capital raising activities and the growth of the Company itself, as it illustrates the evolution of our business in terms of size, assets under management, and products, by allowing us to see the AUM by product, and its ability to generate revenues.
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
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain financial services industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and financial services industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the financial services industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística)” the “IBGE,” the Brazilian Power Research Company (Empresa de Pesquisa Energetica), the Brazilian Association of Food Industries (Associação Brasileira da Indústria de Alimentos), the Bank for International Settlements, DERA/SEC, the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada), or “CEPEA,” the Luiz de Queiroz Agriculture College (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the Federal Reserve, the International Monetary Fund, the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” the Organization for Economic Co-operation and Development, or “OECD,” the World Bank, as well as private sources, such as the Alternative Credit Council, the Brazilian stock exchange (B3 S.A.—Brasil, Bolsa, Balcão), or “B3,” Bain & Company, Boston Consulting Group, or “BCG,” Brian & Company, CAIA Association, Cambridge Associates, Campden Wealth, the Economist Intelligence Unit, or “EIU,” Ernst & Young, or “EY,” the Financial Times newspaper, Greenhill, Hamilton Lane, ILOS—Logistics and Supply Chain Specialists, KPMG, McKinsey, Morningstar, Morgan Stanley, Oliver Wyman, Platform research, Preqin, PricewaterhouseCoopers, or “PwC,” Reuters, The Bertelsmann Stiftung’s Transformation Index, or “BTI,” the Brazilian Private Equity and Venture
Capital Association (Associação Brasileira de Private Equity e Venture Capital), or “ABVCAP,” the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” the Brazilian Association of Pension Funds (Associação Brasileira das Entidades Fechadas de Previdência Complementar), or “ABRAPP,” the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or “FGV/IBRE,” among others.
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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•the impact of the COVID-19 outbreak on general economic and business conditions in Brazil, Chile, Latin America and globally, and any restrictive measures imposed by governmental authorities in response to the outbreak;
•our ability to implement, in a timely and efficient manner, any measure necessary to respond to, or reduce the impacts of the COVID-19 outbreak on our business, operations, cash flow, prospects, liquidity and financial condition;
•general economic, financial, political, demographic and business conditions in Latin America, as well as any other macroeconomic factors in the countries we may serve in the future and their impact on our business;
•general economic, financial, political, demographic and business conditions in Europe, specially during the conflict between Russia and Ukraine, and elsewhere where military action occurs, which may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy;
•fluctuations in exchange rates, interest and inflation in Latin America and any other countries we may serve in the future;
•our ability to find suitable assets for investment;
•our ability to manage operations at our current size or manage growth effectively;
•our ability to successfully expand in Latin America and other new markets;
•the fact that we will rely on our operating subsidiaries to provide us with distributions to fund our operating activities, which could be limited by law, regulation or otherwise;
•our ability to arrange financing and maintain sufficient levels of cash flow to implement our expansion plan;
•our ability to adapt to technological changes in the financial services sector;
•the availability of qualified personnel and the ability to retain such personnel;
•our capitalization and our funds’ and portfolio companies’ level of indebtedness;
•the interests of our controlling shareholders;
•changes in the laws and regulations applicable to the private investment market in Brazil, Chile and in the other countries we operate;
•risk associated with our international operations;
•our ability to compete and conduct our business in the future;
•changes in our businesses;
•government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;

•our ability to effectively market and maintain a positive brand image;
•the availability and effective operation of management information systems and other technology;
•our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;
•changes in client demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•our ability to attract and maintain the services of our senior management and key employees;
•changes in labor, distribution and other operating costs;
•our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risk factors discussed under “Item 3. Key Information—D. Risk Factors.”
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
A.    [Removed and reserved]
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
Certain Factors Relating to Our Business and Industry
•The global outbreak of the novel coronavirus, or “COVID-19,” has caused severe disruptions in Latin America and global economies and is adversely impacting, and may continue to adversely impact, our performance and results of operations. The pandemic has exacerbated many of the risks described in this annual report. We expect, at least in the near term, to continue to experience a slowdown in capital raising, capital deployment and realization activity.
•Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. We may need to reduce our fixed costs and other expenses in order to maintain profitability, including by cutting back or eliminating the use of certain services or service providers, or terminating the employment of a significant number of our personnel that, in each case, could be important to our business and without which our operating results could be adversely affected.
•A period of economic slowdown, which may be across one or more industries, sectors or geographies, could contribute to adverse operating performance for certain of our funds’ investments, which would adversely affect our operating results and cash flows. To the extent global markets enter a period of slower growth relative to recent years, such period of economic slowdown (which may be across one or more industries, sectors or geographies), may contribute to poor financial results at our funds’ portfolio companies, which may result in lower investment returns for our funds.
•An increase in interest rates and other changes in the debt financing markets could negatively impact the ability of our funds and their portfolio companies to obtain attractive financing or refinancing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income. If our funds are unable to obtain committed debt financing for potential acquisitions, can only obtain debt financing at an increased interest rate or on unfavorable terms or if the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues.
•If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues. The revenues that we earn are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues. The market environment for private equity transactions, for example, recently has been and continues to be characterized by relatively high prices, which can make the deployment of capital more difficult.
•Our revenue, earnings, net income and cash flow can all vary materially and be volatile from time to time, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our Class A common shares to decline. Achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn lead to large adverse movements or general increased volatility in the price of our Class A common shares.
Certain Factors Relating to Latin America
•Governments have a high degree of influence in Brazil, Chile and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil, Chile and other Latin American countries could harm us and the trading price of our Class A common shares. In addition, recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares.
•Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil, Chile and the other countries in which we operate and the trading price of our Class A common shares. Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil, Chile and other Latin American countries, such as our Class A common shares.
•The ongoing economic uncertainty and political instability in Brazil, including as a result of ongoing corruption investigations, may harm us and the price of our Class A common shares. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
•Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in which we operate, and as a result, harm our business and the trading price of our Class A common shares. In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth.
•Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares. The Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.
Certain Factors Relating to Our Class A Common Shares
•Patria Holdings owns the majority of our issued and outstanding Class B common shares, which represent approximately 83.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
•The dual class structure of our share capital has the effect of concentrating voting control with Patria Holdings; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, Patria Holdings, the beneficial owner of the majority of our Class B common shares, controls the voting power of our common shares and therefore will be able to control all matters submitted to our shareholders so long as the total number of the issued and outstanding Class B common shares is at least 10% of the total number of shares outstanding.
•We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and, separately, a duty of care, diligence and skill to the company.
Certain Factors Relating to Our Business and Industry
The global outbreak of the novel coronavirus, or “COVID-19,” has caused severe disruptions in Latin America and global economies and is adversely impacting, and may continue to adversely impact, our performance and results of operations.

The World Health Organization has designated COVID-19 as a pandemic. Actions from countries in response to the outbreak created severe economic contraction and adversely impacted many industries. While most countries lifted the public health restrictions with a view to reopening their economies, recurring COVID-19 outbreaks could lead to the re-introduction of such restrictions. The vaccination programs have contributed to the containment of the spread of COVID-19. However, as new variants of the COVID-19 virus spread throughout the world, the long-term ramifications of the COVID-19 pandemic are highly uncertain, and it is hard to predict the duration of the pandemic and its effects on the global, Brazilian and Chilean economies and on our business.
The COVID-19 pandemic impacted, and will continue to impact, our business, financial condition, results of operations, liquidity and prospects materially. The pandemic has exacerbated many of the risks described in this annual report. We expect, at least in the near term, to continue to experience a slowdown in capital raising, capital deployment and realization activity. Adverse impacts on our business as a result of the COVID-19 pandemic include, but are not limited to:
•Performance Revenues and Incentive Fees. Our ability to realize value from our investments may be adversely impacted by decreased portfolio company revenues and earnings, lack of potential buyers with financial resources to pursue an acquisition, or limited access to the equity capital markets. Limited opportunities for realizing gains could also delay or eliminate receipt of performance revenues as preferred return thresholds become harder to achieve over time. Primarily as a result of a negative impact of the COVID-19 pandemic on our portfolio companies valuations due to the depreciation of the real against the U.S. dollar, our net accrued performance fee balance, which measures our current total expectation of cash inflow from performance fee related to our operational funds by the end of each period would be negatively impacted.
•Management Fees. The COVID-19 pandemic is slowing our anticipated capital raising pace for new or successor funds, which may result in delayed or decreased management fees. In addition, in light of the recent decline in public equity markets and other components of their investment portfolios, fund investors may become restricted by their asset allocation policies to invest in new or successor funds that we provide. As described above, we may also experience a decline in the pace of our investments and, if our funds are unable to deploy capital at a pace that is sufficient to offset the pace of our realizations, our fee revenues could decrease.
•Investment Performance. Some of our investments are in industries that are materially impacted by COVID-19 and related public health restrictions. If the disruptions caused by COVID-19 prove to be long-lasting, the businesses of impacted portfolio companies could suffer materially, which would decrease the value of our funds’

investments, most of which are in local currency, which were severely depreciated with the pandemic. Furthermore, such negative market conditions could potentially result in a portfolio company entering bankruptcy proceedings, thereby potentially resulting in a complete loss of the fund’s investment in such portfolio company and a significant negative impact to the investment fund’s performance and consequently to our operating results and cash flow, as well as to our reputation.
•Liquidity. Our portfolio companies are also facing or may face in the future increased credit and liquidity risk due to volatility in financial markets, reduced revenue streams, and limited access or higher cost of financing, which may result in potential impairment of our or our funds’ equity investments. Changes in the debt financing markets are impacting, or, if the volatility in financial market continues, may in the future impact, the ability of our portfolio companies to meet their respective financial obligations. In addition, borrowers of loans, notes and other credit instruments in our credit funds’ portfolios may be unable to meet their principal or interest payment obligations or satisfy financial covenants, and tenants leasing real estate properties owned by our funds may not be able to pay rents in a timely manner or at all, or request a discount in rent payments or renegotiation of terms of lease agreements, resulting in a decrease in value of our funds’ credit and real estate investments and lower than expected return. Further, dislocation and contraction of short-term liquidity in the credit markets has impacted, and if sustained will likely continue to impact, the value of credit assets held by our real estate debt and credit funds, such funds’ ability to sell assets at attractive prices or in a timely manner in order to avoid losses and the likelihood of margin calls. In addition, a sudden contraction of liquidity in the credit markets, including as a result of overwhelming desire for liquidity on the part of market participants, is likely to exacerbate the likelihood of forced sales of assets and margins calls, which would result in further declines in the value of assets.
•Operational Risks. A move into system of, at least, partial remote working by our employees could introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit this scenario. In addition, third-party service providers on whom we have become increasingly reliant for certain aspects of our business, including for the administration of certain funds, as well as for certain information systems and technology could be impacted by failures of, or attacks on, their information systems and technology.
•Employee-Related Risks. COVID-19 still presents a threat to our employees’ well-being. Our key employees or executive officers may become sick or otherwise unable to perform their duties for an extended period of time. In addition, extended public health restrictions and remote working arrangements may impact employee morale and productivity. In addition to any potential impact of such extended illness on our operations, we may be exposed to the risk of litigation by our employees against us for, among other things, failure to take adequate steps to protect their well-being, particularly in the event they become sick after a return to the office. The negative impact on net accrued performance that occurred as a result of COVID-19 pandemic on portfolio companies and the depreciation of the real against the U.S. dollar could have a negative impact on employee motivation and retention.
The COVID-19 pandemic is expected to have a lasting effect on demand across industries in 2023 (as was the case since 2020), given the emergence of novel strains and variants across the world. Moreover, new variants of the virus have emerged against which existing vaccines and acquired immunity may not be effective. Additional disruptions to global supply chains could impact businesses generally and weaken demand from consumers of our portfolio companies. The effects cannot be foreseen and weak macroeconomic conditions are expected to continue in 2023.
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
Turmoil in the global financial markets driven by factors such as rising interest rates, inflation, and events such as the recent COVID-19 pandemic can provoke significant volatility of equity and debt securities prices. This can have a material and rapid impact on our mark-to-market valuations, particularly with respect to our public holdings and credit investments. As publicly traded equity securities may represent a proportion of the assets of many of our carry funds, stock market volatility, including a sharp decline in the stock market, such as those experienced in 2020, 2021 and 2022, may adversely affect our results, including our revenues and net income. In addition, our public equity holdings have at times been concentrated in a few positions, thereby making our unrealized mark-to-market valuations particularly sensitive to sharp changes in the price of any of these positions. Further, although the equity markets are not the only means by which we exit investments, should we experience another period of challenging equity markets, our funds may experience increased difficulty in realizing value from investments.

Certain trends and conditions in financial markets may influence our ability to raise new capital which may negatively impact our growth in Assets Under Management and Revenues. For example, the direction of interest rates in individual countries may impact the level of demand from local investors for certain investment products. In periods of higher interest rates in countries such as Brazil and Chile, it may be more difficult for us to raise new capital in strategies targeting local investors. Likewise changes in the actual or target asset allocations of our investors, driven by factors such as a sudden drop to public equity markets or adjustments to risk profiles, could temporarily or permanently impact their ability to make new commitments to our funds.
Geopolitical concerns and other global events, including, without limitation, trade conflict, national and international political circumstances (including wars, terrorist acts or security operations) and pandemics, such as the recent COVID-19 pandemic, or other severe public health events, have contributed and may continue to contribute to volatility in global equity and debt markets. 2022 was a year of significant geopolitical concerns, including, among other things, continued trade tensions, most notably between China and the U.S., resulting from the implementation of tariffs by the U.S. and retaliatory tariffs by other countries on the U.S., continued tensions with North Korea over its ballistic missile testing and nuclear programs, ongoing hostilities in the Middle East and the possibility of their escalation, political tension and uncertainty in Latin America and continued uncertainty regarding the United Kingdom's ("U.K.") withdrawal from the European Union and the war in Ukraine. Such concerns have contributed and may continue to contribute to volatility in global equity and debt markets.
The outbreak of the novel coronavirus in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The global impact of the outbreak has continued to evolve, and, as new variants continue to be identified in additional countries, many countries have reacted by instituting new quarantines and restrictions on travel. Such actions continue to create disruption in global supply chains, and adversely impact a number of industries, such as transportation, hospitality and entertainment. The outbreak could continue to have an adverse impact on economic and market conditions. The rapid development and fluidity of this situation preclude any prediction as to the ultimate adverse impact of the novel coronavirus. Nevertheless, coronavirus presents material uncertainty and risk with respect to our and our funds’ performance and financial results.
In addition to the factors described above, other factors described herein may affect market, economic and geopolitical conditions, and thereby adversely affect our business include, without limitation:
•economic slowdown in Brazil, Chile and internationally;
•changes in interest rates and/or a lack of availability of credit in Brazil, Chile and internationally;
•commodity price volatility;
•foreign exchange volatility;
•public health crises, such as the ongoing COVID-19 pandemic; and
•changes in law and/or regulation, and uncertainty regarding government and regulatory policy.

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
While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy that is currently recovering from the effects of the COVID-19 pandemic. Particularly, these effects could result in increased inflation in Brazil and in measures by the Brazilian government to contain inflation, such as raising the basic interest rate (SELIC), which could materially impact the cost of debt and third-party capital for financing and investing activities across industries.
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

As a company that operates globally, the adverse effects—global or localized—of the ongoing conflict between Russia and Ukraine, and/or economic sanctions and import and/or export controls to be imposed on the Russian government by the United States, the U.K., the EU or others, could materially affect our operations, expansion plans, and ultimately our results. See “—We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations in Brazil, Chile, the United States and in the various countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.”

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

During 2022 and until the date hereof, the global markets have experienced significant increases in interest rates, which impact the interest rates applicable to public and private debt financings. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our ability to obtain financing, and on our current and projected business operations and our financial condition and results of operations. Any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. An increase in interest rates may also adversely impact the profitability and return on projects we consider, and may cause us to decide not to pursue certain business opportunities.

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
The revenues that we earn are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues. Many factors could cause a decline in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, increasing competition for such opportunities from international and local competitors, among other potential acquirers, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the Latin American or global economy or financial markets. If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues. In addition, if our funds are unable to deploy capital at a pace that is sufficient to offset the pace of realizations, our fee revenues could decrease.
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
•a number of our competitors in some of our businesses may have greater financial, technical, marketing and other resources and more personnel than we do;
•some of our funds may not perform as well as competitors’ funds or other available investment products;
•several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;
•some of our competitors, particularly strategic competitors, may have a lower cost of capital, which may be exacerbated to the extent by any changes to applicable tax laws that may come into effect (including with respect to the deductibility of interest expense);
•some of our competitors may have access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities;
•some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we can and/or bear less compliance expense than we do;
•some of our competitors may have more flexibility than us in raising certain types of investment funds under the investment management contracts they have negotiated with their investors;
•some of our competitors may have higher risk tolerances, different risk assessments or lower return thresholds, which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments that we want to make;
•some of our competitors may be more successful than us in the development and implementation of new technology to address investor demand for product and strategy innovation;
•there are relatively few barriers to entry impeding new alternative asset fund management firms, and the successful efforts of new entrants into our various businesses, including former “star” portfolio managers at large diversified financial institutions as well as such institutions themselves, is expected to continue to result in increased competition;
•some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do;
•our competitors that are corporate buyers may be able to achieve synergistic cost savings in respect of an investment, which may provide them with a competitive advantage in bidding for an investment;
•some investors may prefer to invest with an investment manager that is not publicly traded or is smaller with only one or two investment products that it manages; and
•other industry participants will from time to time seek to recruit our investment professionals and other employees away from us.
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
Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation, including tax and regulatory risk. For example, we have increasingly undertaken business initiatives to offer credit funds, constructivist funds (investment in public equity applying the private equity modus operandi) funds and publicly-traded real estate funds (known in Brazil as a Fundo de Investimento Imobiliário, or “FII”) and to increase the number and type of investment products we offer to family offices and high net worth individuals. These activities have and will continue to impose additional compliance burdens on us and could also subject us to enhanced regulatory scrutiny and expose us to greater reputation and litigation risks. In addition, if a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations or to successfully overcome the challenges we may face in expanding into new geographic regions in Latin America, our results of operations will be adversely affected. Our strategic initiatives may include, among other things, initiatives seeking to expand our and our portfolio companies’ management capabilities, which require a robust legal and compliance framework, and entry into joint ventures, which may require us to be dependent on, and subject us to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.
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
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a PFIC for any taxable year in which either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, gains from the sale or exchange of property that gives rise to such income, gains from the sale of partnership interests and gains from transactions in commodities. We do not believe we were a PFIC for our 2022 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2023 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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
Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples the General Data Protection Regulation, or “GDPR,” in the European Union that went into effect in May 2018 and the Brazilian Data Protection Act (Lei Geral de Proteção de Dados), or “LGPD,” that went into effect in September 2020. See “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.” Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.

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
Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. It is not possible to guarantee that non-disclosure and confidentiality agreements, or invention assignment agreements, have been concluded with all parties who may have or have had access to our trade secrets or proprietary information, or who have otherwise participated in the development of our intellectual property assets. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial), or the “INPI” or authorities in other relevant jurisdictions. In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, as well as claim that our use of such marks infringes their intellectual property rights, which could adversely affect our business.

Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
We and our portfolio companies are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information, or “PII,” and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Cayman Islands Data Protection Act and Brazilian laws such as the LGPD, a comprehensive personal data protection law establishing general principles and obligations that applies across multiple economic sectors and contractual relationships and Brazilian bank secrecy laws, as well as obligations relating to data collection and privacy laws in jurisdictions in which we operate, including, for example, the GDPR in Europe, the Data Protection Act in the UK, Dubai, and the Hong Kong Personal Data (Privacy) Ordinance.
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
The penalties and fines for violations of the LGPD include: (1) warnings, with the imposition of a deadline for the adoption of corrective measures; (2) a daily fine, up to a maximum amount of R$50.0 million per violation; (3) the restriction of access to the personal data to which the violation relates up to a six-month period, that can be extended for the same period, until the processing activities are compliant with the regulation, and in case of repetition of the violation, temporary block and/or deletion of the related personal data, and/or partial or complete prohibition of processing activities; (4) a fine of up to 2% of gross sales of the company or a group of companies in the maximum amount of R$50.0 million per violation; and (5) the mandatory public disclosure of the infraction after it is duly evaluated and its occurrence confirmed. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or “ANPD,” the data protection regulatory body, within a reasonable time period. The notice to the ANPD must include: (a) a description of the nature of the personal data affected by the breach; (b) the affected data subjects; (c) the technical and security measures adopted; (d) the risks related to the breach; (e) the reasons for any delays in reporting the breach, if applicable; and (f) the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish other obligations related to data protection that are not described above.
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
Moreover, the financial services industry in recent years has been the subject of heightened scrutiny, and U.S. and Brazilian regulators have specifically focused on private equity. In that connection, in recent years the SEC’s stated examination priorities have included, among other things, private equity firms’ disclosure and collection of fees and allocation of expenses, their marketing and valuation practices, allocation of investment opportunities, prevention of insider trading, and policies and procedures with respect to conflicts of interest and compliance measures customized to the actual circumstances. We regularly are subject to requests for information and informal or formal investigations by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” and other regulatory authorities related to the other jurisdictions in which we operate, as well as the Brazilian internal revenue service (Receita Federal do Brasil) and other tax revenue agencies, as well as self-regulating authorities, such as the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA” and the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or ABVCAP, with which we routinely cooperate, and which have included review of historical practices that were previously examined. Such investigations have previously and may in the future result in deficiency letters, penalties and other sanctions.

We are currently subject to a comprehensive regulatory regime and the ongoing requirements related to our registration as asset managers and administrators in: (i) Brazil with the CVM; (ii) Chile with (1) the Financial Markets Commission (Comisión Para el Mercado Financiero), or “CMF,” both for Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa Ltda.; (2) the U.S. Securities and Exchange Commission, for Moneda USA, Inc. and (3) the Financial Services Commission of the British Virgin Islands, for Moneda International Inc.; (iii) Uruguay with the Central Bank of Uruguay; and (iv) the United Kingdom with the FCA. We have also obtained our registration as a distributor of certain securities with the CVM, which may result in additional liability and operational requirements. There is significant uncertainty regarding the allocation of responsibilities and functions performed by asset managers, administrators and distributors under Brazilian law and related rules and regulations.
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
Furthermore, in 2019, Chile was shaken by widespread protests against economic and social inequality, which resulted in months of marches and episodes of street violence. The Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution in November, 2019, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. In November 2020, a referendum was held to vote on two matters: (i) whether a new constitution should be enacted and (ii) if so, whether a constituent convention should be comprised of an elected mixed assembly of current Congress members and newly elected persons or entirely comprised of newly-elected citizens. This referendum resulted in ample support for convening a fully elected Constitutional Convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In May 2021, the convention began the process of drafting Chile’s new constitution. The proposal was finished in July 2022 and submitted to popular vote in September of that year, when 62% of voters rejected the proposed constitution amidst general criticism. In December 2022, the different political parties reached an agreement for a new constitutional process with a defined set of principles for the new constitution. The current law provides the establishment of a constitutional council of 50 popularly elected members, including representatives of indigenous minorities, constrained by an expert commission of 24 members with veto powers and a technical commission of 14 members with authority to modify the constitutional text to conform it to principles of Chilean law. The senate and the lower house are expected to appoint both commissions. The new constitutional process started in January 2023 with the enactment of the new law and is expected to continue with the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023. No assurance can be given that any changes to the constitution will not adversely affect our business, financial condition or results of operations. If social security is significantly reshaped, this may have an impact in the Pension funds, which represent a significant portion of some of the funds managed by Moneda.
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
In addition, ESG matters and concerns relating to the use of misleading labels and marketing materials in relation to investment products have been the subject of increased focus by regulatory authorities in the EU. For example, in 2021 certain requirements under Regulation (EU) 2019/2088, also known as the Sustainable Finance Disclosure Regulation or SFDR, came into force. The SFDR was introduced to improve transparency in the market for sustainable investment products, to prevent greenwashing and to increase transparency around sustainability claims made by, among others, fund and asset managers. In 2022, the EU Taxonomy Regulation (Regulation (EU) 2020/852) entered into force. The Taxonomy Regulation establishes a framework for classifying whether an economic activity is “environmentally sustainable.” As a result of these and other legislative initiatives, we may be required to provide additional disclosure to EU-based investors in our funds with respect to ESG matters.
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

We do not have a physical presence in Russia and Ukraine and we understand that our direct exposure to the war, Russian or Ukrainian markets, investors and assets is not material and therefore does not represent a sanctions-related risk or a material risk in general. Despite the foregoing, our client base and investments are broad by nature, which means that certain of our investors have as personnel or beneficial owners certain Russian nationals, officials or individuals who might be included in certain international sanctions lists due to their proximity to or relationship with Russia and its ongoing invasion of Ukraine. Furthermore, certain of our funds hold indirect minority stakes in companies or other assets that might be subject to certain restrictions under sanctions administered by the United States or other jurisdictions. These investments do not represent the main strategy of the respective funds and represent a de minimis share of assets under management, and we understand that all required disclosures have been provided to regulators. We believe that these investments and relationships are in compliance with sanctions laws and regulations applicable to the Company.
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

LIBOR and certain other floating rate benchmark indices, including, without limitation, the Euro Interbank Offered Rate, Tokyo Interbank Offered Rate, Hong Kong Interbank Offered Rate and Singapore Interbank Offered Rate, or collectively, “IBORs” are the subject of recent national, international and regulatory guidance and proposals for reform. On March 5, 2021, these reforms and other pressures caused the ICE Benchmark Administration, or the “IBA,” the administrator of LIBOR, to announce that it will cease publication of certain types of LIBOR after December 31, 2021. The United Kingdom Financial Conduct Authority, or the “FCA,” which regulates LIBOR, separately announced its intention to use new powers under the UK version of the Benchmarks Regulation to require continued publication of certain types of LIBOR on a synthetic basis under the end of 2022. The purpose of synthetic LIBOR is to enable parties to continue to use LIBOR in certain legacy contracts for a limited period. 1-month and 6-month synthetic sterling LIBOR ceased permanently at the end of March 2023. In November 2022, the FCA announced that will use its powers to compel publication of 3-month synthetic sterling LIBOR until the end of March 2024, after which it will cease permanently. In April 2023, the FCA announced that will require IBA to publish synthetic USD LIBOR for each of the 1-, 3- and 6-month tenors until 30 September 2024. Regulators, industry groups and certain committees, such as the Alternative Reference Rates Committee, or “ARRC,” have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates, such as the Secured Overnight Financing Rate, or “SOFR,” as the recommended alternative to U.S. Dollar LIBOR, and proposed implementations of the recommended alternatives in floating rate financial instruments.

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
It is currently unknown the extent to which these recommendations and proposals will be broadly accepted, whether they will continue to evolve, and what the effect of their implementation may be on the markets for floating-rate financial instruments. At this time, it is not possible to predict the effect that these developments or any discontinuance, modification or other reforms may have on LIBOR, other benchmarks or floating-rate debt instruments, including our floating-rate debt. Any such discontinuance, modification, alternative reference rates or other reforms may materially adversely affect market rates of interest and the value of securities and other financial arrangements. These uncertainties, proposals and actions to resolve them, and their ultimate resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results. As a result, interest rates on financial instruments tied to LIBOR rates, including those where we or our funds are exposed as lender or borrower, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. No assurance can be provided that the uncertainties around the transition from LIBOR or their resolution will not adversely affect such financial instruments.
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
Moreover, with respect to the historical returns of our investment funds:
•we may create new funds in the future that reflect a different asset mix and different investment strategies, as well as a varied geographic and industry exposure as compared to our present funds, and any such new funds could have different returns from our existing or previous funds;
•despite periods of volatility, market conditions have been largely favorable in recent years, which has helped to generate positive performance, particularly in our private equity, infrastructure, credit and real estate businesses, but there can be no assurance that such conditions will repeat or that our current or future investment funds will avail themselves of comparable market conditions;
•the rates of returns of our carry funds reflect unrealized gains as of the applicable measurement date that may never be realized, which may adversely affect the ultimate value realized from those funds’ investments;
•competition for investment opportunities resulting from, among other things, the increased amount of capital invested in alternative investment funds continues to increase;
•our investment funds’ returns in some years benefited from investment opportunities and general market conditions that may not repeat themselves, our current or future investment funds might not be able to avail themselves of comparable investment opportunities or market conditions, and the circumstances under which our current or future funds may make future investments may differ significantly from those conditions prevailing in the past;

•newly established funds may generate lower returns during the period in which they initially deploy their capital; and
•the rates of return reflect our historical cost structure, which may vary in the future due to various factors elsewhere in this annual report and other factors beyond our control, including changes in laws.
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
Our investment funds generally invest their assets in the equity, debt, loans or other securities of issuers located in Latin America, including in Brazil, Chile, Colombia and Argentina. Investments in non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to:
•currency exchange matters, including fluctuations in currency exchange rates and costs associated with conversion of investment principal and income from one currency into another;
•less developed or efficient financial markets than in the United States, which may lead to potential price volatility and relative liquidity;
•the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements and less government supervision and regulation;
•changes in laws or clarifications to existing laws that could impact our tax treaty positions, which could adversely impact the returns on our investments;
•a less developed legal or regulatory environment, differences in the legal and regulatory environment or enhanced legal and regulatory compliance;
•heightened exposure to corruption risk in non-U.S. markets;
•political hostility to investments by foreign or private equity investors;
•reliance on a more limited number of commodity inputs, service providers and/or distribution mechanisms;
•higher rates of inflation;

•higher transaction costs;
•difficulty in enforcing contractual obligations;
•fewer investor protections and less publicly available information in respect of companies in non-U.S. markets;
•certain economic and political risks, including potential exchange control regulations and restrictions on non-U.S. investments and repatriation of profits on investments or of capital invested, the risks of political, economic or social instability, the possibility of expropriation or confiscatory taxation and adverse economic and political developments; and
•the possible imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities.
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
Investments in infrastructure assets may expose us to increased risks that are inherent in the ownership of real estate assets, such as:
•Ownership of infrastructure assets may present risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental or other applicable laws;
•Infrastructure asset investments may face development and construction risks including, without limitation: (1) labor disputes, shortages of material and skilled labor, or work stoppages; (2) slower than projected construction progress and the unavailability or late delivery of necessary equipment: (3) less than optimal coordination with public utilities in the relocation of their facilities; (4) adverse weather conditions and unexpected construction conditions; (5) accidents or the breakdown or failure of construction equipment or processes; (6) catastrophic events such as explosions, fires, terrorist activities and other similar events; and (7) delays in the issuance of the licenses and approvals needed for the development of the infrastructure. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction activities once undertaken. Certain infrastructure asset investments may remain in development or construction phases for a prolonged period and, accordingly, may not be cash-generative for a prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor. Investments under development or investments acquired to be developed may receive little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. Market conditions may change during the course of construction that make such development less attractive than at the time it was commenced. In addition, there are risks inherent in the construction work that may give rise to claims or demands against a fund’s portfolio company. When completing an acquisition or making an investment in a project to be developed, value may be ascribed to infrastructure projects that do not achieve successful implementation, potentially resulting in a lower than expected internal rate of return over the life of the investment or in a total loss of the capital invested in such infrastructure project;
•The operation of infrastructure assets is exposed to potential unplanned interruptions caused by significant catastrophic or force majeure events. These risks could, among other effects, adversely impact the cash flows available from investments in infrastructure assets, cause personal injury or loss of life, damage property, or instigate disruptions of service. In addition, the cost of repairing or replacing damaged assets could be considerable. Repeated or prolonged service interruptions may result in permanent loss of customers, litigation, or penalties for regulatory or contractual noncompliance. Chile lies on the Nazca tectonic plate, making it one of the world’s most seismically active regions. Our financial and operating performance in Chile may be adversely affected by force majeure events, such as natural disasters. Natural disasters such as earthquakes and floods may cause widespread damage which could impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region. Force majeure events that are incapable of, or too costly to, cure may also have a permanent adverse effect on an investment;
•The management of the business or operations of an infrastructure asset may be contracted to a third-party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment’s financial condition or results of operations. Infrastructure investments may involve the subcontracting of design and construction activities in respect of projects, and as a result our investments, are subject to the risks that contractual provisions passing liabilities to a subcontractor could be ineffective, the subcontractor fails to perform services which it has agreed to perform and the subcontractor becomes insolvent; and
•Infrastructure projects may have a substantial environmental impact. Land acquisition is often a significant issue when building a new project. Community and environmental groups may raise protests, which may be successful in attracting publicity and persuading governments to take action. Infrastructure projects may attract strong opposition from environmental groups for allegedly generating greater levels of air or water pollution, poor visual impact, effects on local population, flora and fauna, etc. Further, there can be no guarantee that all costs and risks regarding compliance with environmental laws and regulations can be identified. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, joint and several obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted or where materials were disposed of. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws or regulations could (1) impose substantial additional costs on potential infrastructure investments, (2) create liabilities which did not exist at the time of an acquisition and that could not have been foreseen and (3) otherwise place a fund investment at a competitive disadvantage compared to alternative forms of infrastructure. Required expenditures for environmental compliance have adversely impacted investment returns in a number of segments of the infrastructure industry. Certain industries will continue to face considerable oversight from environmental regulatory authorities and significant influence from non-governmental organizations and special interest groups. Compliance with such current or future environmental requirements does not ensure that the operations of certain invested companies will not cause injury to the environment or to people under all circumstances. Moreover, failure to comply with any such requirements could have a material adverse effect on a fund investment, and there can be no assurance that certain fund investments will at all times comply with all applicable environmental laws, regulations and permit requirements. Past practices or future operations of certain fund investments could also result in material personal injury or property damage claims. Any noncompliance with these laws and regulations could subject the infrastructure funds and their properties to material penalties or other liabilities. In addition, infrastructure funds may be exposed to substantial risk of loss from environmental claims arising from certain of their investments involving undisclosed or unknown environmental, health or other related matters.
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
The development, operation and maintenance of power and energy generation facilities involves many risks, including, as applicable, labor issues, start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities and the dependence on a specific fuel source. Power and energy generation facilities in which our funds invest are also subject to risks associated with volatility in the price of fuel sources and the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability. The occurrence of any such items could result in lost revenues and/or increased expenses. In turn, such developments could impair a portfolio company’s ability to repay its debt or conduct its operations. We may also choose or be required to decommission a power generation facility or other asset. The decommissioning process could be protracted and result in the occurrence of significant financial and/or regulatory obligations or other uncertainties.
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
In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot assure that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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
Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. We and the market price of our securities may be harmed by changes in government policies, as well as general economic factors, including, without limitation:
•growth or downturn of the relevant economy;
•interest rates and monetary policies;
•exchange rates and currency fluctuations;
•inflation;
•liquidity of the capital and lending markets;
•import and export controls;
•exchange controls and restrictions on remittances abroad and payments of dividends;
•modifications to laws and regulations according to political, social and economic interests;
•fiscal policy and changes in tax laws and related interpretations by tax authorities;
•economic, political and social instability, including general strikes and mass demonstrations;

•the regulatory framework governing the financial services industry;
•labor and social security regulations;
•energy and water shortages and rationing;
•commodity prices;
•public health, including as a result of epidemics and pandemics, such as the COVID-19 pandemic;
•changes in demographics; and
•other political, diplomatic, social and economic developments in or affecting Latin America.
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
There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long-term. See also “—The ongoing military conflict between Russia and Ukraine may have repercussions on the world’s geopolitical and economic scenarios.”
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

It is expected that the new Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2023 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic and other campaign proposals of the new Brazilian president, which is expected to continue to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.
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
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE,” Brazilian inflation rates were 5.8%, 10.1% and 4.5% for the years ended as of December 31, 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 5, 2020 and to 13.75% on December 31, 2022. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” On February 5, 2020, the COPOM reduced the SELIC rate to 4.25% and further reduced the rate to 3.75% on March 18, 2020, to 3.00% on June 5, 2020, to 2.25% on June 17, 2020 and to 2.00% on August 5, 2020. On March 17, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the SELIC rate to 3.50% on May 5, 2021, to 4.25% on June 16, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 10.75% on February 2, 2022, to 11.75% on March 16, 2022, to 12.75% on May 4, 2022, to 13.25% on June 15, 2022 and to 13.75% on August 3, 2022. As of April 27, 2023, the SELIC rate was 13.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our funds and their portfolio companies indebtedness. Any change in interest rates, in particular any volatile swings, can adversely affect our growth, results of operations and financial condition, as well as our funds and their portfolio companies.
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
During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads suffered significant declines in the market. In November 2020, a referendum was held to vote on two matters: (1) whether a new constitution should be enacted and (2) if so, whether a constituent convention should be composed of an elected mixed assembly of current Congress members and newly elected persons or entirely composed of newly elected citizens. This referendum resulted in ample support for convening a fully elected constitutional convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In July 2021, the convention began the process of drafting Chile’s new constitution. Each new article of the constitution will have to be approved by two-thirds of the convention, a rule that was ratified in September 2021 by the convention itself. The constitutional convention had approximately one year, from July 4 2021 to July 4, 2022, to complete the draft of the constitution. An exit referendum with compulsory participation took place to ratify or reject the proposal of new constitution drafted by the convention. The draft of the new constitution was rejected by a large majority of voters (around 62%). Due to the rejection of the draft, a new constitutional process began, which will be in charge of a Constitutional Council, made up of 50 members who are expected to be elected on May 7, 2023.
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
Our functional currency is the U.S. dollar. The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2017, the real depreciated by 1%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 16%, to R$3.875 per US$1.00 on December 31, 2018. In 2019, the real depreciated an additional 4% to R$4.031 per US$1.00 on December 31, 2019. In 2020, the real depreciated an additional 29% to R$5.197 per US$1.00 on December 31, 2020. In 2021, the real depreciated an additional 7% to R$5.581 per US$1.00 on December 31, 2021. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation of the real against the U.S. dollar during 2022 due to fluctuating macroeconomic conditions. As of April 27, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.015 per US$1.00, an appreciation of 4% of the real since December 31, 2022. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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
Brazil has a series of strict consumer protection laws, referred to collectively as the Brazilian Consumer Protection Code (Código de Defesa do Consumidor), or the “Consumer Protection Code.” These laws apply only to instances where there is a supplier, on the one part, the supply of a product or provision of a service under the contract and an end user, on the other part. If the person or entity acquires supplies that will be used in its manufacturing process, it should not be considered “end user” of the respective inputs. Brazilian courts may find that the rules of the Consumer Protection Code apply to instances of exception where a company acquiring the products for its supply chain are considered vulnerable in the areas of technology, finance and law. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. In addition, the Consumer Protection Code provides a series of contractual clauses that may be found to be legally insufficient to reduce or limit a supplier’s liability towards consumers; involve a waiver or disposal of rights; transfer liability to third parties; establish obligations on consumers that are non-equitable or abusive, or that lack good faith, among others.
These penalties are often levied by the Brazilian Consumer Protection Authorities (Órgãos de Proteção e Defesa do Consumidor), or “PROCONs” – local consumer bodies, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor). Should the consumer protection agencies identify a violation of the Consumer Protection Code, said authorities could impose the penalties set forth in section 56 of the Consumer Protection Code (the most common is a fine that varies from R$800.00 up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the infraction). Consumers may also file civil lawsuits seeking compensation for damages. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta), or “TAC.”
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
Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil and Chile. Brazilian GDP growth has fluctuated over the past years, with growth of 1.3% in 2017, 1.8% in 2018, and 1.2% in 2019, a contraction of 3.9% in 2020 and a growth of 4.6% in 2021. In 2022, Brazilian GDP grew by 2.9%. In 2022, Chilean GDP grew by 2.4% with an unemployment rate of 7.9% as of December 2022.
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
Certain Factors Relating to Our Class A Common Shares
Patria Holdings owns Class A common shares and the majority of our issued and outstanding Class B common shares, which represent approximately 83.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
Patria Holdings controls our company and beneficially owns 55.9% of our issued share capital through its beneficial ownership of the majority of our issued and outstanding Class B common shares, and consequently, 83.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Patria Holdings will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. Patria Holdings will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses. For example, Patria Holdings may cause us to make acquisitions that increase the amount of our indebtedness or outstanding Class A common shares, sell revenue-generating assets or inhibit change of control transactions that benefit other shareholders. Patria Holdings’ decisions on these matters may be contrary to your expectations or preferences, and Patria Holdings may take actions that could be contrary to your interests. Patria Holdings will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
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
Patria Holdings beneficially owns the majority of our Class B common shares, representing 83.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:
•are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;
•are not required to have a compensation committee that is composed entirely of independent directors; and
•are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.
We currently rely on these exemptions. As a result, the majority of the directors on our board are not independent. In addition, other than our audit committee, none of the committees of our board consist entirely of independent directors.Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.
We have granted the holder of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association, the holder of our Class B common shares, Patria Holdings, is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain its proportional ownership interests, which is approximately 55.9% of our outstanding shares, respectively. The exercise by the holder of our Class B common shares of its preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2022, we had outstanding 54,247,500 Class A common shares and 92,945,430 Class B common shares. Subject to the lock-up agreements described below, the Class A common shares sold in our initial public offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
Our intention to pay to holders of common shares dividends representing approximately 85%of our Distributable Earnings is subject to adjustment as our board of directors determines to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments, clawback obligations and dividends to shareholders for any ensuing quarter. The declaration and payment of any dividends are at the sole discretion of our board of directors, and may change at any time, including, without limitation, to eliminate such dividends entirely.
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
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of common shares from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least 5% of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has determined that it would launch new set of indexes that could give investors an alternative to avoid companies based on voting rights. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
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
We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties:
•duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;
•duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;
•directors should not properly fetter the exercise of future discretion;
•duty to exercise powers fairly as between different sections of shareholders;
•duty to exercise independent judgment; and
•duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.
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
As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.
As a foreign private issuer , we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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
Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we are subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to furnish reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or which we are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.
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
Our Articles of Association contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions provide for:
•the ability of our board of directors to determine the powers, preferences and rights of preference shares and to cause us to issue the preference shares without shareholder approval; and
•a two-class common share structure, as a result of which Patria Holdings generally will be able to control the outcome of all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
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
Each potential investor in our Class A common shares must therefore determine the suitability of that investment in light of its own circumstances. In particular, each potential investor should:
•have sufficient knowledge and experience to make a meaningful evaluation of our Class A common shares, the merits and risks of investing in our Class A common shares and the information contained in this annual report;
•have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in our Class A common shares and the impact our Class A common shares will have on its overall investment portfolio;
•have sufficient financial resources and liquidity to bear all of the risks of an investment in our Class A common shares;
•understand thoroughly the terms of our Class A common shares and be familiar with the behavior of any relevant indices and financial markets; and
•be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect its investment and its ability to bear the applicable risks.
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
Our relationship with Blackstone dates back to 1998, when they advised Banco Patrimonio’s shareholders on the repurchase of Salomon Brothers’ 50% interest in the investment bank and the following sale to Chase Manhattan. In October 2010, Blackstone acquired a non-controlling interest in Patria. The partnership with Blackstone, including their presence in our board of directors for a decade, helped us to improve our corporate governance and evolve as a company, benchmarking a global market leader. Nevertheless, we maintained control and complete operational independence throughout those years, including on our fundraising efforts. Prior to our initial public offering, or “IPO,” Blackstone sold 10% out of their 40% non-controlling interest in Patria to our managing partners, helping us to expand the partnership. On our IPO, through a secondary sale, Blackstone further reduced its equity stake in Patria to 14.4% with three liquidity thresholds, allowing Blackstone to sell one-third of its shares every consecutive six months after our IPO. As of December 31, 2022, Blackstone had fully exited its position. For further information on our main shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

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
Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin

On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.), collectively “Kamaroopin.” Our partnership was structured in two stages with financial terms not disclosed. The first stage included the acquisition of a 40% minority equity stake, at which point we would pursue a joint fundraising campaign for a new growth equity fund. The second stage contemplated the acquisition of the remaining 60% for an undisclosed equity consideration. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. As a result, Patria currently owns 100% of Kamaroopin.

Kamaroopin commenced operations in 2018, and currently has four invested portfolio companies where they partner with differentiated entrepreneurs as investor operators to drive growth through single-minded consumer-focused and tech-enabled business models. Its portfolio has generated a 2.7x gross multiple based on June 2021 valuations, led by its signature first investment in Petlove, the #1 digital Petcare platform in Brazil. Kamaroopin’s portfolio amounted to more than $175 million in assets under management, and it was profitable on a Fee Related Earnings basis.

Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp., or the “SPAC,” announced the closing of its initial public offering of 23,000,000 units, including the exercise in full by the underwriters of the right to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each unit consists of one Class A ordinary share of the SPAC, with a par value of US$0.0001 per Class A ordinary share, and one-half of one redeemable warrant of the SPAC, with each whole warrant being a public warrant entitling the holder thereof to purchase one Class A ordinary share of the SPAC for $11.50 per share, subject to adjustment. The units were sold at a price of $10.00 per unit, generating gross proceeds from the issuance of US$230,000,000.
The SPAC is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by one of our affiliates, Patria SPAC LLC, for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form S-1 (File No. 333-254498) relating to the securities referred to therein and subsequently amended has been filed with the SEC and declared effective on March 9, 2022. For further details, see notes 5, 12(d) and 20(c) to our audited consolidated financial statements.

Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform
On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A., or “VBI Real Estate” or “VBI,” one of the leading independent alternative real estate asset managers in Brazil, with approximately $1 billion in assets under management across both development and core real estate vehicles.

While specific financial terms are not being disclosed, the transaction is structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for a cash consideration, plus the contribution of Patria’s two existing Brazilian REIT vehicles. During the first stage, Patria’s real estate team joined forces with VBI, and VBI is effectively managing Patria’s real estate platform in Brazil. When closed, the second stage will lead to full ownership and integration of VBI’s platform by Patria, which is expected to commence within 24-36 months from July 1, 2022.

Expansion into Venture Capital

On December 1, 2022, we announced the launch of a new venture capital strategy anchored on the acquisition of Igah Partners LLC, PEVC IV General Partner, Ltd and Igah Carry Holding Ltd., collectively referred as "Igah Ventures" or "Igah," one of the pioneers of the sector in Latin America. By expanding our platform to include venture capital, we seek to offer products and solutions throughout the equity investment cycle to address all stages of growth. We believe Igah’s business complements Patria’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.

Igah has been operating since 2013 with three funds raised from local and international investors, having invested in startups such as Infracommerce, Contabilizei, Unico, Avenue and Conexa Saúde. As of December 1, 2022, Igah had US$320 million in total assets under management and about US$140 million in fee earning assets under management, as it prepared to launch its fourth fund. Patria has acquired 100% of Igah, when the transaction closed in December 2022. The consideration consisted of (i) an upfront cash payment, (ii) equity to be paid in the form of Class A common shares over the course of the next 12 months, and (iii) a deferred payment component subject to certain fundraising targets. Specific financial terms of the transaction are not being disclosed.
New Senior Leadership Hire and Chief Financial Officer Transition
On October 2, 2022, we announced that Ms. Ana Cristina Russo joined the firm as Chief Financial Officer and a member of Patria’s Management Committee. Mr. Marco Nicola D’Ippolito, who was serving as Chief Financial Officer since January 2017, began a transition process to transfer oversight of Patria’s fund administration, finance, accounting, planning and technology functions to Ms. Russo, with Ms. Russo fully assuming the role of Chief Financial Officer effective January 1, 2023. Mr. D’Ippolito assumed the role of Chief Corporate Development Officer and started allocating his time to develop Patria’s organic and inorganic growth strategies, evolving to the leadership of a new business vertical. In addition, Mr. D’Ippolito will continue to lead Patria’s shareholder relations. To ensure a smooth handover and transition, Ms. Russo and Mr. D’Ippolito worked closely together until the end of 2022.

Recent Developments

Agreement to Acquire BlueMacaw

On April 3, 2023, VBI announced the acquisition of BlueMacaw Asset Management Ltda. or "BlueMacaw", the spun-off portion of BlueMacaw Gestora Limitada, or “BlueMacaw Gestora”, an investment manager focused on real estate assets in Brazil. BlueMacaw Gestora was created as a spin-off of Blackstone's Real Estate operations in Latin America, led by Marcelo Fedak. While specific financial terms are not being disclosed, the transaction encompasses four funds managed by Blue Macaw, totaling approximately R$500 million in assets under management

VBI continues to be Patria’s Real Estate platform in Brazil and both co-founding partners of VBI – Ken Wainer and Rodrigo Abbud – will continue to lead VBI’s businesses, with Marcelo Fedak stepping in due course in VBI’s board and as an investment committee member representing Patria.
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
B.    Business Overview
Overview
We are a leading global alternative investment firm focused on Latin America, with combined assets under management, or “AUM,” of US$27.2 billion and US$23.8 billion as of December 31, 2022 and 2021, respectively. With offices in ten cities across four continents, we serve over 500 limited partners, or “LPs.” Our current product offering encompasses six product lines – private equity, infrastructure, credit, public equities, real estate, and advisory and distribution. As of December 31, 2022 and 2021, we had 80 and 60 active funds, respectively.
We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns, aiming to be their partner of choice when investing in alternatives in Latin America. We have two flagship strategies: (1) private equity, launched in 1994 (US$10.9 billion and US$9.0 billion in AUM as of December 31, 2022 and 2021, respectively, and currently in the market for its seventh vintage fund); and (2) infrastructure, launched in 2006 (US$5.8 and US$5.1 billion in AUM as of December 31, 2022 and 2021, respectively, and currently in the market for its fifth vintage fund). These flagship strategies utilize drawdown fund structures, which we define as illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 to 14 years. Over multiple fund vintages, these strategies have generated solid returns allowing their sustained growth. The consolidated equal-weighted net internal rate of return, or “IRR,” in U.S. dollars for all our flagship private equity and infrastructure products since inception was 28.6% and 28.7% as of December 31, 2022 and 2021, respectively (30.1% and 30.5% in Brazilian reais, respectively). We have overseen the deployment of more than US$25 billion through capital raised by our drawdown products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, with more than 100 investments and over 290 underlying acquisitions as of December 31, 2022.
Our credit and public equities strategies gained traction with our combination with Moneda Asset Management concluded in December 2021. As of December 31, 2022 and 2021, the total AUM for our credit platform was US$4.7 billion and US$5.0 billion, respectively. As of the same dates, the total AUM for our public equities products was US$2.1 billion and US$2.2 billion, respectively.
In addition to these products, we believe we have a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America, which we believe gained momentum with the agreement to acquire VBI Real Estate See “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform." Our advisory and distribution platform, launched as a result of our combination with Moneda, had an aggregate AUM of US$2.3 billion and US$2.2 billion as of December 31, 2022 and 2021, respectively. We expect it to play an important role on our aspiration of becoming the conduit of capital for alternative investments coming both to and from Latin America.
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

Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our infrastructure funds, co-investments funds (focused on successful companies from our flagship funds) and Constructivist Equity Funds (applying our private equity approach to listed companies). Our IPO allows us to go further and expand our product offerings inorganically – exemplified by our sizable credit, public equities and advisory and distribution platforms originated or expanded by our combination with Moneda Asset Management, the launch of our growth equity strategy with the agreement to partner up with Kamaroopin, the growth of our Real Estate platform with the agreement to acquire VBI, and the expansion into Venture Capital by acquiring Igah Ventures.

As of December 31, 2022, we had 385 professionals, of which 90 were partners and directors, 27 of these working together for more than 19 years, operating in ten offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), Sausalito (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).
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
From December 31, 2009 to December 31, 2022, our AUM increased from US$2.4 billion to US$27.2 billion at a compounded annual growth rate, or “CAGR,” of 20.4% per year. Our Fee Earning AUM, or “FEAUM,” defines the effective capital managed by us on which we derive management fees at a given time, and as of December 31, 2022 and 2021, was US$19.2 billion and US$17.9 billion, respectively. As of December 31, 2022, further to the US$19.2 billion, we had a balance of approximately US$1.2 billion of committed capital to be deployed by our funds which were paying fees over the deployed capital, indicating a US$1.2 billion potential additional or pending FEAUM. Our AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds that charge management fees over the deployed capital. Another important indicator is our Performance Revenue Eligible AUM, as it represents the total capital at fair value, on which performance fees and/or incentive fees could be earned if certain targets are met. As of December 31, 2022 and 2021, approximately 66% and 67% of our total AUM was Performance Revenue Eligible AUM, respectively. The following chart illustrates our AUM growth curve:
AUM Patria (in US$ billions)

Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
Others
2.4
3.6
5.0
5.9
5.9
9.2
8.4
9.4
10.3
13.2
14.7
14.4
0.6
0.2
4.7
8.6
23.8
2.1
0.4
2.2
5.0
5.1
9.0
27.2
2.3
1.3
2.1
4.7
5.8
10.9
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

____________________
Note: There can be no guarantee that we will achieve comparable growth metrics in the future. Others includes discontinued strategies such as hedge funds.
Private Equity—Operational value creation in resilient sectors
We have developed our private equity products since 1994, applying our investment approach to create leading companies in resilient sectors, such as healthcare, food and beverage, and logistics. As of December 31, 2022 and 2021, our private equity product had over US$10.9 billion and US$9.0 billion of AUM, respectively, with approximately 47 investments and over 270 underlying acquisitions historically as of December 31, 2022. As of December 31, 2022 and 2021, the consolidated cash-weighted net IRR since inception for all our private equity products was 12.9% and 14.1% in U.S. dollars and 18.4% and 20.9% in Brazilian reais, respectively, with limited use of leverage. As of December 31, 2022, the 20-year consolidated cash-weighted net IRR of our private equity products was 22.8% in U.S. dollars, which we believe highlights the strength of our returns for the latest two decades. We continue to diversify our private equity strategy, and with our expansion to both venture capital and growth equity, we believe our product offering now more fully covers the private equity investment spectrum.
Our performance is a result of our diligent investment process, which includes:
•Our tailored thesis formulation process, which balances macroeconomic analyses to address regional comparative advantages and shortcomings with thoughtful market targeting and sector focus. This approach seeks to identify sectors that are large, growing and resilient where supply-side fragmentation would allow for market consolidation. In general, our investment theses focus on the acquisition of several small to medium cap companies, on average approximately six companies per thesis, to consolidate a fragmented market;
•Sourcing of specific investment targets based on our team’s extensive professional networks followed by a disciplined investment selection process, which involves a due diligence process focused on mitigating legal, financial and operational risks as well as producing a detailed business plan for the relevant company to deliver the targeted returns. The combination of proprietary sourcing with an operationally intensive due diligence process seeks to ensure that potential investment targets are companies with successful owner-operators interested in partnering with us to seek market consolidation and growth;
•Acquisition of a control position, at an attractive entry price, in companies where execution risk is mitigated by the collaboration between such owner-operator and our team. A key differentiating aspect of our strategy is the focus on partnerships with established owner-operators striving to support the growth of profitable businesses rather than making outright acquisitions;
•Intense hands-on operational involvement in portfolio companies, working alongside management to drive revenue growth, consolidate markets through add-on acquisitions and also drive synergies, gains of scale and other efficiency-enhancing initiatives. We develop detailed business plans, have strong alignment with owner-operators’ long-term plans and onboard strong, experienced management teams, including certain of our key executives as part of the thesis development, usually in C-level or director positions;
•Capital allocation to portfolio companies at a gradual pace, consistent with our investment approach based on the consolidation of fragmented markets. This staged deployment allows us to mitigate execution and foreign exchange risks, while seeking optimized returns by redirecting capital allocation to our best-performing investment theses; and
•Understanding and mapping potential exit strategies since the initial stages of the development of the investment thesis and throughout the entire investment cycle, which involves establishing domestic and international relationships with potential “target buyers” from the start of our investment analysis.
Private Equity | Key Highlights as of December 31, 2022
____________________
(1)20-year consolidated cash-weighted net IRR. Considers Funds II-VI and co-investments.
(2)Excludes listed companies due to the extreme volatility in capital markets observed since 2022. Additionally, companies that have less than 24 months since our initial investment were not considered because the MOIC does not reflect the thesis performance, given that they did not have time to mature. We believe that without those adjustments the analysis would not properly present our MOIC. Private Equity Funds V and VI are still not fully invested, which distorts the analysis against funds I-IV, therefore they consider the commitment instead of invested capital to capture the full size of the investment thesis. Loss Ratio considers Loss Cash over Invested Capital (Cash) for companies with less than 1.0x MOIC.
(3)Considers in-house dedicated team and professionals seconded to portfolio companies.
(4)Countries where our portfolio companies are located.

Infrastructure—Creating value through growth and development strategies
We believe we have built one of the leading infrastructure investment products in Latin America in terms of AUM, considering our US$5.8 billion and US$5.1 billion of AUM as of December 31, 2022 and 2021, respectively and offered over US$1.6 billion of co-investment opportunities to date since its inception in 2006. As of December 31, 2022 and 2021, our infrastructure products had a consolidated cash-weighted net IRR since inception of 7.1% and 5.4% in U.S. dollars and 17.5% and 18.0% in Brazilian reais, respectively. As of December 31, 2022, the consolidated cash-weighted net IRR of our infrastructure latest vintages Fund III and Fund IV was 13.6% in U.S. dollars demonstrating the strength of our most recent funds.
The focus of our infrastructure investments is to capture additional “alpha” in Latin America’s infrastructure sectors through a disciplined but flexible investment process that we believe has shown to be value accretive regardless of macroeconomic cycles and external environments and based on the following elements:
•Growth: Investments with significant value to be captured by brownfield expansions, consolidation of fragmented markets and other growth vectors;
•Development premium: Opportunities in upgrading, expanding or de-risking projects or assets, and addressing bottlenecks, gaps and inefficiencies in several segments. Approximately two-thirds of our investments in infrastructure were made through new platforms we created, where, in general, we hold a controlling stake;
•Sound capital structure: Deployment of solid capital structures based primarily on long-term project finance and a strong equity capital base, generally prioritizing the gradual deployment of primary capital to fund growth over large buyouts requiring an early infusion of sizeable amounts of capital;
•Operation and efficiency gains: Identification of opportunities for efficiency gains and of specific value drivers related to the project and the investment thesis; and
•Platforms: Assembly of experienced management and operating teams at the individual portfolio companies that are complemented and supported by seasoned members of our corporate structure, all under a set of incentive mechanisms to align the interests of management and operating teams with our fund’s objectives and guidelines.

After building a successful franchise of infrastructure funds that invest in value-add opportunities in Latin America, we are now expanding our product offering with this new family of infrastructure funds focusing on core infrastructure. On March 8, 2021, we announced the closing of our first evergreen, publicly traded, Core Infrastructure fund, Patria Infraestrutura Energia Core FIP Infra, or “PICE.” PICE closed on total commitments of approximately $153 million (R$800 million), and is a yield-focused investment vehicle that will seek to invest in high-quality, operational power generation and transmission assets in Brazil. This platform is designed to hold investments for longer periods than traditional private equity. PICE is the first infrastructure vehicle in a group of evergreen listed funds managed by Patria. PICE is listed on the B3 under the symbol “PICE11,” which allows for its investors to have liquidity through the secondary market. In August 2022, we launched the second fund of our infrastructure core family, Patria Infraestrutura Energia Core Renda FIP Infra, or “PIER.” PIER raised a total of $36 million (R$190 million) and invested in a portfolio of 9 small hydro plants that are fully operational, with inflation-indexed long-term contracts and already distributing yield to investors.

Infrastructure | Key Highlights as of December 31, 2022

____________________
(1)Cash-weighted pooled net IRR as of December 31, 2022.
(2)Includes committed capex that will be deployed in the future. As of November 30, 2022.
(3)Includes divested platforms.
(4)As of March 2020 - latest available data/analysis.
(5)Includes professionals seconded to portfolio companies.
(6)Countries where our portfolio companies are located.
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
The combination with Moneda Asset Management was an important step towards our diversification, and two product lines gained immediate traction – credit and public equities. As of December 31, 2022 and 2021, the total AUM for our credit platform was US$4.7 billion and US$5.0 billion, respectively. As of the same dates, the total AUM for our public equities products was US$2.1 billion and US$2.2 billion, respectively. We believe Moneda added not only the AUM, but an experienced team, a proven investment strategy and a solid track record. The Moneda-branded credit and public equities products are primarily facilitated through long-term closed-end fund structures with limited gates of liquidity. Prior to the combination, Patria’s platform included: (1) our Constructivist Equity Fund which is an evergreen fund structure pursuing PIPE (Private Investment in Public Equities) investments in Brazil and (2) our private credit fund which is a closed-end CLO structure pursuing credit investments in Brazil.
In addition to these products, we see a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America, which we believe gained momentum with the agreement to acquire VBI Real Estate See “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform.” Our advisory and distribution platform, launched as a result of our combination with Moneda, had an aggregate AUM of US$2.3 billion and US$2.2 billion as of December 31, 2022 and 2021, respectively, and plays an important role on our aspiration of becoming the conduit of capital for alternative investments coming to and from Latin America.

Platform overview by asset class as of December 31, 2022

Asset Class	AUM (in US$ billions)	FEAUM by Structure (in US$ billions)			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate

Private Equity	$10.9	$6.0	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	95% /5%	1.7%

Infrastructure	$5.8	$3.3	95%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	82% /18%	1.6%

			5%	Infrastructure Core	Net Asset Value	Permanent Capital	0% /100%

Credit	$4.7	$4.5	94%	Moneda Credit Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	74% / 26%	0.8%

			6%	Patria Private Credit Fund	Net Asset Value	Long-dated & Illiquid	0% /100%

Public Equities	$2.1	$2.1	95%	Moneda Equities Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	0% /100%	0.8%

			5%	Patria CEF (PIPE)	Net Asset Value	Evergreen fund with periodic limited liquidity	0%/100%

Real Estate	$1.3	$1.4	40%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	59% /41%	1.1%

			60%	REITs	Net Asset Value	Permanent Capital	0% /100%

Advisory & Distribution	$2.3	$1.8b	29%	Moneda Advisory Assets	Net Asset Value	Liquid	32% / 68%	0.3%

			71%	Moneda Distribution Partnership	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%
Total	$27.2	$19.2					69% / 31%	1.2%
____________________
Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the annualized management fee revenue divided by the average FEAUM for the most recent period. Real estate effective management fee rate includes the pro forma impact of 100% of our acquisition of VBI, which is effective at Patria’s 50% ownership level. Private Equity effective management fee rate is temporarily impacted by fee holiday terms for our latest vintage flagship fund.
Investment Performance
Since our inception in 1994 and as of December 31, 2022, in our flagship private equity and infrastructure strategies alone, we managed the deployment of more than US$25 billion through capital raised by our drawdown products, capital raised in primary offerings in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies. Since inception, we’ve completed more than 100 investments and over 290 underlying transactions.
As of December 31, 2022, when compared to PMEs, based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship drawdown funds delivered attractive excess returns. Infrastructure generated 14.1 percentage points, or p.p., above the PME MSCI LatAm and 8.3 p.p. over PME MSCI EM since inception, while our flagship private equity funds generated 26.8 p.p. over PME MSCI LatAm and 24.8 p.p. over PME MSCI EM for the last 20 years. As of December 31, 2022 and 2021, the cash-weighted net IRR consolidated for all our flagship private equity and infrastructure products since inception was 10.7% and 11.2% in U.S. dollars and 18.1% and 20.2% in Brazilian reais, respectively. As of December 31, 2022 and 2021, our equal-weighted net IRR, which is another usual metric to measure performance, was 28.6% and 28.7% in U.S. dollars and 30.1% and 30.5% in Brazilian reais, respectively.

Drawdown Funds Investment Record as of December 31, 2022

	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
(in thousands, except where noted)
Private Equity
PE I (1997)	234,000	Divested	163,812	—	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	—	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	614,685	1,902	1,193,499	1,195,402	1.9x	8%	19%
PE IV (2011)	1,270,853	117%	1,208,926	1,530,206	209,465	1,739,670	1.4x	3%	12%
PE V (2015)	1,807,389	101%	1,480,550	3,762,745	121,970	3,884,715	2.6x	21%	29%
PE VI (2019)	2,689,666	110%	1,603,056	2,216,232	31,466	2,247,697	1.4x	15%	16%
Total Private Equity ex. Co-Inv	6,623,504		5,122,676	7,511,085	2,888,504	10,399,589	2.0x	14%	19%
Co investments	745,010	100%	745,010	407,221	1,398	408,619	0.5x	n/m	n/m
Total Private Equity	7,368,514		5,867,686	7,918,306	2,889,902	10,808,207	1.8x	13%	18%

Infrastructure
Infra II (2010)	1,154,385	102%	997,679	360,404	824,439	1,184,843	1.2x	—%	11%
Infra III (2013)	1,676,237	116%	1,305,615	2,160,992	698,180	2,859,172	2.2x	13%	24%
Infra IV (2018)	1,941,000	112%	503,117	728,060	—	728,060	1.4x	17%	18%
Total Infrastructure ex. Co-Inv	4,771,622		2,806,410	3,249,457	1,522,619	4,772,075	1.7x	7%	17%
Co investments	903,516	77%	698,585	363,424	597,039	960,463	1.4x	n/m	n/m
Total Infrastructure	5,675,138		3,504,996	3,612,881	2,119,658	5,732,538	1.6x	7%	18%

Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	—	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,020,355	54,379	1,113,030	1,167,409	1.1x		—%
RE III (2013)	1,310,465	86%	1,172,233	402,457	146,879	549,335	0.5x		(19)%
Farmland (2018)	149,043	Divested	61,019	—	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	—	9,023	0.0x		(70)%
Total Real Estate/Agri	3,740,879		3,515,842	465,859	1,815,665	2,281,524	0.6x		(16)%
____________________
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

Credit and Public Equities Investment Performance as of December 31, 2022

Asset Class	Strategy	Functional Currency	Strategy AUM (in US$ millions)	Compounded Annualized Net Returns				Excess Return Since Incep.
				1 year	3 years	5 years	Since Incep.
Credit	Latam High Yield (2000)	USD	3,036	(3.3)%	2.4%	2.6%	10.8%	375 bps
	Benchmark: CEMBI Broad Div Latam HY			(5.8)%	0.4%	1.9%	7.0%
	Latam Local Currency Debt (2009)	USD	681	4.9%	(2.1)%	(0.7)%	3.0%	114 bps
	Benchmark: GBI Broad Div Latam			3.8%	(3.4)%	(0.1)%	1.9%
Public Equities	Latam Equities (2008)	USD	809	6.1%	(5.0)%	(1.2)%	2.5%	256 bps
	Benchmark: Latam Equities Index			6.8%	(5.7)%	(1.2)%	(0.1)%
	Chilean Equities (1994)	CLP	1,082	33.4%	4.8%	(0.2)%	13.1%	540 bps
	Benchmark: Chilean Equities Index			24.2%	3.1%	(2.9)%	7.7%
____________________
Note: Includes composite investment performance for funds of strategies with Total AUM of US$500 million or more, and where relevant, a weighted composite of underlying benchmarks.
Our performance vs. industry. As of December 31, 2022 and 2021, the consolidated cash-weighted net IRR in U.S. dollars since inception for our private equity products was 12.9% and 14.1%, respectively. As of December 31, 2022, the 20-year consolidated cash-weighted net IRR in U.S. dollars for our private equity products was 22.8%, which we believe highlights the strength of our returns for the latest two decades.
We believe these results place us among the top private markets managers in the region in terms of performance. As of December 31, 2022, the 20-year pooled cash-weighted net IRR of 22.8% of our flagship private equity products exceeded the average of Latin American private equity managers by 17.7 p.p. Even compared to emerging Asia, which is recognized as a high growth region, our private equity funds delivered a 11.1 p.p. premium. Additionally, our returns have consistently placed our flagship private equity products in the top quartile of performance of funds in emerging markets in most vintages according to Hamilton Lane and Cambridge Associates.

20-Year Cash-weighted Net IRR Patria Private Equity vs. Cambridge Associates 20-Year Pooled PE Returns
____________________
Source: Cambridge Associates as of June 2022 (latest information available). As of December 2022. Notes: Comparisons against the Cambridge Associates 20-Year Pooled Private Equity Returns are used solely for purposes of comparison of certain markets and may include funds with material differences than the PE Funds (i.e., amount of fees and concentration of particular vintage years within the survey). (1) The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022. Performance includes Fund II, Fund III, Fund IV, Fund V and Fund VI and co-investments. Patria PE Fund performance is a composite that includes both the realized and unrealized valuations of the Patria PE Funds which held investments during the designated period.
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

Net IRR Patria Private Equity vs. Benchmark

Patria
C.A. US Return
C.A. EM Return
Top Quartile HL EM (PE Growth & Buyout)
MSCI EM
MSCI LatAm
46.1
3.7
8.1
2.9
21.2
15.3
IRR (%)
50
45
40
35
30
25
20
15
10
5
0
-5
-10
1996
1998
2000
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
Vintage

____________________
Source: Cambridge Associates, Hamilton Lane and internal analysis. As of June 30, 2022.
Our performance vs. public markets. A key benchmark to private markets is the PME, public markets equivalent, which replicates the same investment cash flows (based on contributions and distributions) seen in a private equity investment to a chosen public market index and estimates its return. When compared to PMEs based on the MSCI Latin America and MSCI Emerging Markets indexes, our flagship funds delivered a strong premium. Infrastructure, for example, captured 14.1 p.p. on top of PME MSCI LatAm and 8.3 p.p. over PME MSCI EM since inception, as of December 31, 2022. We also believe we have consistently outperformed our benchmarks on both our credit and public equities strategies. See “—Credit and Public Equities Investment Performance as of December 31, 2022.”
____________________
Source: Internal analysis. As of December 31, 2022.
Our performance vs. Brazilian benchmarks. We believe our fund’s performance in local currencies has been consistent and represents a strong premium over local liquid benchmarks as illustrated below.

Cash-Weighted Net IRR Patria vs. Benchmark (in R$) as of December 31, 2022
Private Equity
Infrastructure
____________________
Source: Internal analysis.
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
Our Investment Approach

____________________
(1)Since inception to December 31, 2022.
(2)Includes professionals seconded to portfolio companies.
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
The foundations of our investment approach are:
Sector specialization. We have developed an expertise and focus on several resilient sectors, such as healthcare, education, food and beverages, diversified agribusiness, logistics, transportation, energy, data infrastructure, and environmental services. As these sectors represent basic consumer needs in large consumer-based economies and/or structural bottlenecks, where supply is nonexistent or inefficient to address public demands and needs, those sectors have low correlation to GDP. Moreover, several segments of such sectors are undergoing changes driven by secular and demographic trends or shifts, such as aging population and increased healthcare costs, adoption of healthier eating habits and the increased demand for dining services, growth of global demand for protein, pursuit of clean energy, and the digital revolution, among others.
Within those sectors, our investments have systematically outperformed sector benchmarks as measured by the MSCI Emerging Markets and MSCI All Country World indexes illustrated below for our Private Equity strategy as of December 31, 2022.

____________________
Note: (1) Source: IBGE, CEPEA/ESALQ USP and Patria Research. Patria invested sectors are equally-weighted average of healthcare and education, agribusiness, logistics and storage, food beverage, and pharma & cosmetics. Patria core sectors: (i) Healthcare – e.g., Healthcare Services, Healthcare Products, Pharmaceutical Distributor, Fitness Clubs and Ophthalmic Services since 1994; (ii) Food and Beverage – e.g., Food Retail, Food Distributor and Food Producer since 1999; (iii) Agribusiness – e.g., Agriculture Inputs and Agriculture Inputs Distributor since 2011; and (iv) Business Services – e.g., IT and Logistics since 1994. Other sectors are equally-weighted average of outsourcing services, fuels and lubricants, clothing & footwear, appliances & furniture, office material & IT, and manufacturing such as tobacco, printing and media, metals, electronic products, machinery, and automobile.
(2) Since inception, as of December 31, 2022. Source: Capital IQ. Benchmarks: (1) Healthcare: MSCI ACWI/Health Care (Sector) Index (MXWD0HC); MSCI EM/Health Care (Sector) Index (MXEF0HC); RUSSELL 3000 Health Care Sector; (2) MSCI ACWI Agriculture & Food Chain Index ; MSCI EM Agriculture & Food Chain Index; RUSSELL 3000 Agriculture Fishing & Ranching Industry; (3) F&B MSCI ACWI/Food Bev & Tobacco (Industry Group) Index, MSCI EM/Food Bev & Tobacco (Industry Group) Index and RUSSELL 3000 Foods Industry, (EM/Information Tech (Sect4) MSCI ACWI IMI/Air Freight & Logistics(Sub-Industry) Index combined with MSCI ACWI/Information Tech (Sector) Index (MXWD0IT) to represent business services sector; MSCI EM IMI/Air Freight & Logistics(Industry) combined with MSCI or) Index (MXEF0IT) to represent business services sector; RUSSELL 3000 Transportation Miscellaneous Industry combined with RUSSELL 3000 Technology Sector to represent business services sector.

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
Efficient framework for investing. We believe we have developed a scalable and recognized investment process leveraging multiple modular investment teams supported by analytical tools and leading to a strong capital deployment capacity. In 2022, we deployed more than US$1.3 billion through our drawdown funds. We believe that our modular approach allows us to quickly grow our deal flow. Our analytical tools encompass due diligence and management playbooks and also include robust ESG requirements in line with global best practices.
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
Private Equity performance disaggregation based on contribution to MOIC
____________________
Source: Internal analysis.
(1)Revenue growth and margin expansion.
(2)Multiple expansion, capital call and change in ownership.
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
Sustained strong investment performance track record across market cycles. We have produced strong long-term investment performance across our product offerings, generating consistent outperformance relative to benchmarks. The returns place our flagship private equity program in the top quartile of emerging markets private equity funds in most vintages as shown in data from Hamilton Lane and Cambridge Associates. Both flagship private equity and infrastructure products have returned a relevant alpha over PME MSCI Latin America and MSCI Emerging Markets, varying from 8.3 p.p. to 26.8 p.p. in excess to the indexes since inception and as of December 31, 2022. See “—Investment Performance.”

We also believe we have consistently outperformed our benchmarks on both our credit and public equities strategies. See “—Credit and Public Equities Investment Performance as of December 31, 2022.” As important as the performance itself, our returns are consistent across vintages, demonstrating the robustness of our investment approach See “—Our Investment Approach.” Our analytical tools, research capabilities, databases and processes have been developed and refined over more than 30 years of experience in successful investing, creating an investment methodology that is repeatable and sustainable, but difficult for competitors to replicate.
Strong client relationship model and capital raising capabilities. We are one of the leading alternative investment firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. As of April 4, 2023, Preqin’s database on fund managers ranks us as number one asset manager in the region for both private equity and infrastructure in terms of funds raised in the last 10 years. Our capital raising capabilities currently rely on a team of 58 individuals ranging from client coverage and product specialists to investor relations officers. Our product specialist officers on the investment team have deep knowledge of investment and portfolio strategy and performance, not only to keep LPs and prospective LPs well-informed but also to promote a clearer understanding and deeper appreciation of our strategy, thus facilitating a richer dialogue and exchange and fostering a stronger bond with our LPs. We have accumulated years of data regarding the investment criteria and transaction behavior of many LPs, and we are well positioned to match our clients with the most appropriate investment opportunities.
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
Total amount raised for flagship drawdown funds with final closing (in US$ billions)(1)

Private Equity
0.2
0.1
0.6
1.3
1.8
2.7
1997
2003
2007
2011
2015
2018

Infrastructure
1.9
1.7
1.2
0.1
2006
2010
2014
2019

____________________
(1)As of December 31, 2022.
(2)We consider funds with final closing those that are no longer open for additional fund raising
Our ability to access key decision-makers, to understand our clients well, to respond to their needs and priorities, and to make our message well understood is translated into strong capital raising and distribution capabilities that, although positively supported by investment performance, we believe are recognized by our clients as among our distinctive strengths. We believe our capital raising capabilities are scalable to support our growth plans, based on our team, disciplined relationship-model and systematic go-to-market approach.

Distribution Structure | Global Presence

____________________
Source: Internal analysis. As of December 31, 2022. Geographic allocation does not include Patria GP commitments.
Note: The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022.
Highly attractive and scalable business model with robust growth trajectory. We participate in an industry that is growing rapidly. We believe we are among the market leaders in our industry in Latin America and have a strong reputation in investing and client service and our goal is to exceed the industry’s growth rate, driving continued expansion of our recurring management fees and incremental performance fees. From 2009 to 2022, our AUM increased at a compound annual growth rate, or “CAGR,” of 20.4%. For details on our AUM growth, see “—Our Business.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. The first provides us with highly predictable cash flows, given our funds’ terms. Performance fees give us the possibility of upside compensation associated with performance. As of December 31, 2022 and 2021, the sum of our net accrued performance fees was US$462 million and US$348 million, respectively. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance.” As of December 31, 2022 and 2021, approximately 66% and 67% of our AUM was eligible for performance revenue. As of December 31, 2022, over 83% of our drawdown private equity and infrastructure combined assets under management was subjected to catch up, of which approximately 89% was subjected to full catch-up. The full catch-up clause is intended to make the manager whole so that the performance fee is a function of the total return and not solely the return in excess of the preferred return. Given the highly recurring nature of our earnings, we have paid substantial dividends. In the years ended December 31, 2022, 2021 and 2020, dividends paid to our shareholders were US$103.3 million, US$119.8 million and US$64.5 million, respectively. In addition, on March, 14, 2023, we paid dividends to our shareholders in an aggregate amount of US$45.3 million.
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

Seasoned management team with entrepreneurial spirit and professional culture. As of December 31, 2022, we had a senior management team, composed of 90 members. Our partners have been working together for more than 19 years, while partners and directors for more than 7 years on average. The senior team is highly aligned with our clients’ objectives, with sizable capital commitments to our active funds. Our team includes more than 97 investment professionals and 70 client coverage professionals based in São Paulo, Santiago, Montevideo, Bogotá, New York, Sausalito, London, Dubai, and Hong Kong. Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance, or “ESG,” standards. Our operating partners, usually former C-level executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team. We also have what we believe to be one of the best entry-level programs in our sector: Patria Academy, our internship program with approximately 116 applicants per position. We also offer our employees the opportunity to rotate between multiple roles. For more information on our management, see “Item 6. Directors, Senior Management and Employees.”
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

Fundraising by Time Period(1)
(in US$ billions)
____________________
(1)Includes indirect investors and direct co-investors in portfolio companies.
We believe we are among the market leaders in fundraising for private markets in Latin America among Latin America-based private markets managers. As of April 4, 2023, Preqin’s database on fund managers ranks us as number one asset manager in the region for both private equity and infrastructure in terms of funds raised in the last 10 years. We believe that the following will continue to serve as the primary drivers of our growth:

Grow addressable market. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s special report published in 2023, The Future of Alternatives 2027, assets under management, or "AUM," in alternatives is expected to grow at a CAGR of 9.3% from 2022 to 2027 and reach US$23 trillion by the end of 2027.

There is a growing trend of global investors establishing and raising target allocations to alternatives. These actions have been driven by several factors, including: (1) consistent outperformance of alternatives compared to public markets in both short and long-term investment periods (according to Pitchbook’s Global Benchmarks 2022, private capital outperformed Morningstar Global by 513 basis points over the last 10-year time horizon); (2) key role of alternatives in portfolio diversification due to their low correlation to traditional assets; and (3) lower volatility in alternatives when compared to public markets, particularly during market downturns.

We believe the penetration of Latin American private investments as a share of global private markets can increase from the historically low levels. According to the Burgiss Report, Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2022 represented 5.3% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially, driven by positive economic and currency cycles and the low correlation between Latin America and the global economy.
Continue to diversify and grow our client base of large global investors. We have a strong, diversified and sophisticated client base of over 500 LPs, of which the top 20 investors accounted for approximately US$8 trillion in AUM. As of December 31, 2022, our investors included: (1) 8 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments); (2) 10 out of the world’s 20 largest pension funds; and (3) 5 out of the U.S.’s 10 largest pension funds. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments globally and in Brazil and Chile, such as high-net-worth individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them only recently have begun to invest in, or increase their allocations to, private markets investments.
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
We believe our existing long-term relationships have been built not only through the consistency of our track record and the trust we have engendered over the years, but also through other aspects, such as:
•Sharing interesting co-investment opportunities: In our infrastructure strategy alone, we offered more than US$1.6 billion in co-investment opportunities to our LPs since inception;
•Acting as a thought partner to our clients: We are often sought by our client base as a knowledge reference on macroeconomic and sector-specific trends in Latin America, given our successful track record as an investor in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others; and
•Our robust and structured reporting process: We offer transparent and regular disclosure of our funds’ performance, as well as detailed information on our portfolio of companies and investments.
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
Continue to increase our product portfolio. Starting from our traditional private equity platform, we developed a wide range of products to better meet the needs of our ever-growing client base. In addition, aligned with our IPO strategy, we added complementary products to our portfolio after giving effect to our corporate reorganization and combination with Moneda, our acquisition of a minority stake in Kamaroopin and our acquisitions of VBI and Igah Ventures. Today, our portfolio comprises sophisticated private equity and infrastructure funds as well as more accessible products such as our Constructivist Equity Fund and listed infrastructure core and real estate funds.
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
Environmental, Social and Corporate Governance—ESG
We integrate relevant environmental, social and governance, or “ESG,” considerations into our risk-return investment analysis and decisions. Our ESG approach is governed by our responsible investment policy, issued in 2019, which sets forth guidelines for the implementation of our ESG approach. Our policy identifies how ESG aspects are considered in investment decisions and active ownership of our portfolio from inception/investment until divestment.

We believe our investments have positive impacts in the Latin American markets considering the volume of investments and the sensitivity of the industries in which they operate. With this, our investment philosophy is based on long-term value creation through strict investment guidelines and governance principles.
Our ESG approach is a relevant part of our way of doing business and also an important support to our value creation proposal. To underpin this approach, in January 2020, we became a signatory to the Principles for Responsible Investment (PRI), an independent institution supported by the United Nations (UN).

We continue to improve our ESG framework to embed ESG considerations more rigorously in our investment process through three main steps, as discussed in detail below: (i) investment, (ii) active ownership and, (iii) divestment.

(i) Investment
•ESG screening: considering IFC Exclusion List(1) and understanding macro ESG aspects that can impact a new thesis;
•ESG compliance: review and evaluation of applicable ESG regulation and standards;
•ESG due diligence in the different stages of a thesis’ analysis, evaluating the relevant aspects, depending on the stage, of a thesis and potential acquisitions;
•Presentation of ESG materiality assessment to be considered in the decision-making process; and
•Identify ESG opportunities to be capitalized.

(ii)Active Ownership
•Implement the ESG Action Plan defined for the thesis during the investment process. Overseen by management and transformation and its value creation team;
•Periodic report on ESG material issues and our KPIs to the relevant ESG governance instances;
•Portfolio companies, with oversight by value creation, are responsible for ESG risk management and monitoring; and
•Ensure transparency with information disclosure and reporting led by ESG.

(iii) Divestment
•At the end of the investment cycle, ESG related information is available to analyze a company’s comprehensive performance. Information includes material ESG aspects, management of ESG related risks and opportunities, and measurement mechanisms including KPIs.

(1) International Finance Corporation, or “IFC,” exclusion list, dated as of July 30, 2007.

In 2022, we hired a Head of ESG with over 18 years of experience on ESG and sustainability management and oversight in multiple industries in Latin America. The team currently has an ESG senior manager and a trainee, and it is expected to become more robust in 2023. The team is supported by external counsel with expertise on ESG and external consultants for ESG screening of new thesis and ESG due diligence of target companies.

The ESG team works closely with all asset classes, specially private equity and infrastructure, during the different stages of analysis of a new investment. It is part of the management and transformation team, which hosts the value creation team, and provides active ownership of the portfolio. The ESG team supports materiality assessments of the different verticals and portfolio companies, provides technical expertise, sets and follows up the KPIs to be reported, supports the construction of the annual plan and follows up on the annual objectives in the quarterly business review of portfolio companies and other more regular instances of our active ownership process.

ESG oversight responsibilities and implementation responsibilities (which fall under the responsibility of the ESG team and portfolio companies) are being updated in the Responsible Investment Policy.

We also have two formal ESG forums:

(i) A high-level ESG committee, our ESG forum, is a working group, led by the Head of ESG, with representatives of multiple areas of Patria including ESG, investor relations, economics, compliance and legal. This instance identifies global trends and performs a high-level analysis to address ESG conversations and decisions.

(ii) The value creation ESG forum is a working group led by our ESG team that meets on an ad hoc basis with individuals in charge of ESG from all the portfolio companies. In this forum we follow up on Patria's ESG agenda and the performance of the portfolio companies, discuss relevant ESG topics, and invite external speakers. The most recent external speaker addressed GHG emissions and climate change.
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
Corporate Management & Services Platform
Scalable and Robust Platform
____________________
(1)4-tier governance layers refer to the type of capacities present in our governance—strategy, protection, investment & divestment, managerial execution.

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
We classify our security working effort in four categories: (1) monitoring—maintaining a diligent monitoring process aiming to identify potential threats in both internal and external environments; (2) protecting—implementing leading protection technologies ensuring confidentiality, integrity and availability; (3) responding—providing quick response, blocking and isolating the source of malicious behavior or content; and (4) educating—creating a security-aware culture through unique and innovative training exercises, constructing employee’s engagement.
On December 1, 2021, we completed our previously announced combination with Moneda Asset Management SpA, or “Moneda,” a leading asset manager headquartered in Chile. See “—A. History and Development of the Company—Our History—Combination with Moneda Asset Management” for additional information. Accordingly, we began consolidating Moneda and its subsidiaries from December 1, 2021, and, accordingly, we continue to work on corporate management and services synergies between both firms.
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
Regulatory Overview
We are subject to government authorities in the jurisdictions in which we operate and conduct our activities.
Our subsidiary Pátria Investimentos Ltda. performs activities that are subject to regulation in Brazil by the CVM and is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” and the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or “ABVCAP.” As required by the applicable Brazilian regulation, both Pátria Investimentos Ltda., or the “Brazilian Regulated Entity,” is authorized to operate by the CVM, as follows:
•the Brazilian Regulated Entity is authorized to perform portfolio management services for all types of investment funds in Brazil, or “Investment Funds;” and
•the Brazilian Regulated Entity is authorized to provide fiduciary administration services for Brazilian investment funds.
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
Moneda S.A. Administradora General de Fondos is a licensed Chilean investment manager subject to the Chilean funds law (Law No. 20,712), the Chilean securities law (Law No. 18,045) and the Chilean corporations law (Law No. 18,046). It is subject to the oversight and control of the Financial Markets Commission (Comisión Para el Mercado Financiero), or “CMF,” as well as the Financial Analysis Unit (Unidad de Análisis Financiero).
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
Moneda International Inc. is a business company pursuant to the British Virgin Islands Business Companies Act. As it is a non-regulated entity, it is not subject to the oversight and regulation by any British Virgin Islands regulatory entity.
Our subsidiaries in Montevideo (Uruguay), London (United Kingdom), Dubai (UAE), and Hong Kong (China) perform activities that require registration with and regulation by appropriate regulatory authorities in their jurisdictions, as follows:
•Hong Kong: license Type 1 Dealing in Securities, issued by the SFC (Securities and Futures Commission);
•Dubai: category 4 DIFC Investment Advisory License, issued by the Dubai International Financial Centre;

•U.K.: authorized as a MiFID Manager by the FCA, the scope of permission to perform the following regulated activities and services:
◦Advising on investments (except for pension transfers and pensions opt outs);
◦Arranging (bringing about deals) in investments;
◦Dealing in investments as agent;
◦Establishing, operating or winding up a collective investment scheme;
◦Making arrangements with a view to carry out transactions in investments; and
◦Managing investments.
•Uruguay: authorized as a portfolio manager by the Central Bank of Uruguay. The license was granted on March 11, 2022.
Our SPAC subsidiaries in Cayman Islands (Patria SPAC LLC and Patria Latin American Opportunity Acquisition Corp.) are non-regulated entities and are not subject to the CIMA regulations.

Our subsidiary in Brazil, PLATAM Investments Brazil Ltda., provides advisory services, thus is not subject to regulation by any regulatory entity.
Our subsidiaries Patria KMP Cayman I (Cayman Islands) and Patria Investments LATAM S.A. (Uruguay) are holding companies and, thus, are also not subject to oversight by any regulatory entity.
Kamaroopin Gestora de Recursos Ltda., the asset manager in which we have acquired 40% of minority equity stake, is subject to regulation in Brazil by the CVM and is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” and the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or “ABVCAP.”
VBI Real Estate Gestão de Carteiras S.A., the asset manager in which we have acquired 50% of equity stake, is subject to regulation in Brazil by the CVM and is a member of ANBIMA and ABVCAP.
Our subsidiaries Igah Partners LLC, e-Bricks Ventures III GP, LLC and Igah Carry Holding Ltd. do not perform regulated activities and, as such, are not subject to any regulatory body.
Main Regulatory Entities
The main regulatory authorities to which our subsidiaries are subject to are, in Brazil, the CVM, the Central Bank and the CMN; in the Cayman Islands, CIMA; in Uruguay, the Central Bank of Uruguay; and in the United Kingdom, the FCA. In addition, the Brazilian Regulated Entities are subject to the self-regulatory rules issued by B3, ANBIMA and ABVCAP. We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP.
CVM
The CVM is a federal regulatory authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.
The main responsibilities of the CVM are the following:
•regulating the Brazilian capital markets, in accordance with Brazilian Law. No. 6,404, of December 15, 1976 (Brazilian Corporation Law) and Law No. 6,385, of December 7, 1976 (Brazilian Securities Law);
•setting rules governing the operation of the securities market;
•defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;
•controlling and supervising the Brazilian securities market through, among others:
•the approval, suspension and delisting of publicly held companies;
•the authorization of brokerage firms to operate in the securities market and public offering of securities;
•the supervision of the activities of publicly held companies, stock exchange markets, commodities and future markets, financial investment funds and variable income funds;
•the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;
•the imposition of penalties; and
•permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.
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
Law No. 13,506 and CVM Resolution No. 45 of August 31, 2021, as amended, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements that may be imposed by the CVM. Among other matters, Law No. 13,506:
•limits fines imposed by the CVM to the greater of the following amounts: R$50.0 million, twice the value of the irregular transaction or offering, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to triple the amounts above;
•provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;
•imposes coercive or precautionary fines of up to the greater of between (1) 0.1% of the prior fiscal year’s consolidated revenues of the economic group of the fined entity and (2) R$100,000.00;
•prohibits offending institutions from participating in securities markets; and
•provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years;
Penalties may be aggregated, and are calculated based on the following factors:
•gains obtained or attempted to be gained by the offender;
•economic capability to comply;
•severity of the offense;
•actual losses;
•any recurrence of the offense; and
•the offender’s cooperativeness with the investigation.
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
Moreover, under CVM Resolution No. 21/2021, asset management firms are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their clients, subject to certain exceptions set out in regulation; (5) providing a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets, except for the cases provided for in the public - private partnership guarantee fund by-laws and under certain circumstances set forth in the regulation; (6) neglecting, under any circumstances, the rights and intentions of the client; (7) trading the securities from the portfolios they manage with the purpose of obtaining brokerage revenues or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to clients.
Internal Compliance Procedures
CVM Resolution No. 21/2021 requires that asset management firms maintain internal compliance procedures.
Regulation Against Money Laundering in Brazil
Law No. 9,613 of March 3, 1998, as amended, plays a major regulatory role in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The Anti-Money Laundering Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras), or “COAF,” which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Pursuant to the Anti-Money Laundering Law, banks, securities brokers, securities distributors, asset managers, leasing companies, credit card companies, insurance companies and insurance brokers, among others, must:

•identify and maintain up-to-date records of their clients, for a period of at least five years;
•keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currencies, involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceeds the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities;
•keep up-to-date records of all transactions, for a period of at least five years, in Brazilian and foreign currency, involving securities, bonds, credit, instruments, metals, or any asset that if converted into cash exceed the applicable minimum amount set forth by the relevant authorities, such transactions must be in accordance with guidance on amount, timing and counterparties from the relevant authorities;
•adopt anti-money laundering, or “AML,” internal control policies and procedures that are compatible with the size of the company;
•register and maintain up-to-date records with the appropriate regulatory agencies;
•comply with COAF’s requests and obligations;
•pay special attention to any transaction that, considering the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; and
•confirm to the applicable regulatory agency that no offending transactions have occurred.
Currently, CVM Rule No. 50, of August 31, 2021, provides for rights, obligations and guidelines related to anti-money laundering and combating the financing of terrorism, or “AML/CFT,” procedures applicable to asset management firms, such as the Brazilian Regulated Entities.
The provisions of CVM Rule No. 50 are listed below:
•Risk-Based Approach. Through their internal rules, procedures and controls, the entities subject to CVM Rule No. 50 should define the scope of analysis in their registration procedures and AML/CFT in accordance with a group of considerations, such as: (1) the scope of activities performed by the regulated entity; (2) the scale; (3) the complexity and diversity of transactions; (4) the client base; among other aspects that can assist in measuring the level of risk inherent to the different existing business models. It is important to note that the risk-based approach comprises two aspects: the level of risk assigned to clients and that assigned to the entity’s products and services.
•Exchange of information between entities of the same conglomerate. Entities of the same conglomerate which are regulated by CVM should establish information exchange mechanisms in their AML/CFT policy to ensure greater synergy between different areas of internal controls. Such exchange of information raises a broad, unrestricted and timely perspective on information obtained by internal mechanisms to the officer responsible for AML/CFT.
•Detailing duties of the officer responsible for AML/CFT and the possibility of appointing a single officer for the conglomerate. CVM Rule No. 50 provides a description of the duties of the statutory officer responsible for AML/CFT in relation to the establishment of policies, procedures and internal controls of regulated entities, as well as the verification of their effectiveness.
•Regulation of the obligations arising from Law No. 13,810/2019. CVM Rule No. 50 is in alignment with Law No. 13,810/2019, which provides for the local enforcement of sanctions imposed by the United Nations Security Council resolutions, as well as the recommendations of the FATF.
•Definition of steps for KYC procedures. Entities subject to CVM Rule No. 50 shall adopt KYC procedures which at least include the following four (4) steps: (1) client identification; (2) onboarding; (3) due diligence; and (4) identification of beneficial owners.
•Identification of Ultimate Beneficial Owner(s). CVM Rule No. 50 provides a definition of ultimate beneficial owners as a “natural person or persons who jointly own, control or have direct or indirect significant influence on a client on behalf of whom a transaction is being conducted or benefits therefrom” and determines that regulated entities adopt procedures to identify ultimate beneficial owners. The same requirement applies to persons who exercise significant influence on the client, thus understood as the situation in which a natural person, whether the controller or not, actually influences decisions or holds more than twenty-five percent (25%) of the share capital of legal entities or the net equity of investment funds and other entities. It is important to note that the rule provides certain exceptions to the obligation on ultimate beneficial owners, such as in the case of publicly listed companies, registered investment funds (provided that they are not exclusive and managed by a CVM-authorized manager) or certain foreign investors.
•Alternative onboarding systems and simplified onboarding process for nonresident investors. CVM Rule No. 50 allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, said rule maintains the simplified onboarding tool for nonresident investors, or “NRIs.” It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.
•Regulated entities that have no direct relationship with investors. The rule expressly states that entities lacking direct contact with investors must adopt AML/CFT procedures that are compatible with the activities performed; for the purposes of the risk-based approach, the AML/CFT policy and its respective rules, procedures and internal controls of the entities that have a direct relationship with clients can be applied. Also, said entities lacking direct contact with investors should maintain a process for exchanging information with the entities that have direct contact with their clients, apart from other obligations indicated therein.
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
In addition, given that we currently only to perform fiduciary administration of Investment Funds that are FIPs, we engage third-party fiduciary administration to perform fiduciary administration services to our Investment Funds that are not FIPs, such as Real Estate Investment Trusts (fundos de investimento imobiliário—FIIs) or Credit Funds (fundo de investimento em direitos creditorios—FIDC). In addition, in certain circumstances, we also delegate fiduciary administration services of the FIPs under our management.
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

The exhaustive list of activities deemed to constitute the conduct of securities investment business is set out in Schedule 2 of SIBA and relevantly includes (but is not limited to):
•dealing in securities as agent or as principal, but only where the person dealing holds himself or herself out as dealing in securities at prices determined generally and continuously, or holds himself or herself out as engaging in the business of underwriting securities or regularly solicits members of the public to induce them to buy or subscribe for securities and the dealing results from such solicitation;
•arranging deals in securities (i.e., making arrangements in relation to securities with a view to another person (whether as a principal or an agent), buying, selling, subscribing for, or underwriting in securities, or a person who participates in the arrangements of buying, selling, subscribing for or underwriting securities);
•managing securities belonging to another person in circumstances involving the exercise of discretion; and
•investment advice (i.e., advising in relation to securities but only if the advice is given to someone in their capacity as investor or potential investor or in their capacity as agent for an investor or a potential investor and the advice is on the merits of that person (whether acting as principal or agent) buying, selling, subscribing for or underwriting a particular security or exercising any right conferred by a security to buy, sell, subscribe for or underwrite a security).
SIBA provides that Registered Persons must not conduct any securities investment business until they are in receipt of formal approval from CIMA to do so. Registered Persons are prohibited under SIBA from acting or functioning as a depositary in, or from within, the Cayman Islands. All Registered Persons are required to ensure that each and every shareholder, director and senior officer are “fit and proper persons” to the satisfaction of the CIMA. Registered Persons shall not be registered by CIMA “unless the applicant has satisfied CIMA that the applicant’s shareholders, directors and senior officers are fit and proper persons.” CIMA requires the submission and review of personal information in this regard and applies procedures in determining whether a person is fit and proper. Registered Persons of companies incorporated under the Companies Act must have a minimum of two directors, who are individuals or one corporate director each of whom is complying with the Directors Registration and Licensing Act, As Amended, or the “DRLA.” Registered persons must account separately for their own funds and/or property, and the funds and/or property of each client.
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
Pursuant to the Cayman AML Regime, SIBA Registered Persons are required, in summary:
•to have anti-money laundering officers appointed; i.e., an anti-money laundering compliance officer, a money laundering reporting officer and a deputy money laundering reporting officer, or the “AML Officers;”
•to adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing, or “AML/CTF/CPF,” policies and procedures providing for the application of know-your-client, or “KYC,” client identification and verification procedures, a clearly documented “risk-based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the Registered Person to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity;
•to apply targeted financial sanctions screening processes;

•to implement annual training and awareness for its staff, operators and AML Officers;
•to ensure that AML/CTF/CPF record keeping and internal reporting procedures are in place to identify and report any suspicious activity;
•to document a risk assessment of each client;
•to undertake an entity (self) risk assessment;
•to undertake documented periodic reviews of the Registered Person's clients;
•to ensure the Registered Person's board (or equivalent) retains oversight of risk in respect of the AML Regime;
•to ensure the maintenance of various regulatory registers such as internal and external suspicious activity reports, declined business, frozen assets, eligible introducers, politically exposed persons and training registers; and
•to monitor, assess and test the AML/CTF/CPF procedures to ensure continuing internal compliance with all acts and regulations in relation to AML/CTF/CPF and any related sanctions under Cayman Islands law.
SIBA Registered Persons must act at all times in compliance with targeted financial sanction requirements under the Terrorism Act (As Revised) and the Proliferation Financing (Prohibition) Act (As Revised) to make a separate filing with the Financial Reporting Authority in the event that any assets relate to persons or entities subject to sanctions under those acts. Failure to comply would be a criminal offense and the Directors, Officers and/or the AML Officers may also be held personally liable and subject to fines and/or imprisonment, if found to be negligent.
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands, or “FRA,” pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands, or “POCA,” if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the” FRA,” pursuant to the Terrorism Act, if the disclosure relates to involvement with terrorism or terrorist financing and property. If the issuer were determined by the Cayman Islands authorities to be in violation of the POCA, the Terrorism Act or the Cayman AML Regulations, the issuer could be subject to substantial criminal penalties and/or administrative fines.
Relevant Applicable Law to Asset Management Activities in Chile
Pursuant to Chilean Law No. 20,712 which replaced Law No. 18,815, the management of public funds in Chile may only be performed by regulated entities, namely general fund managers (administradoras generales de fondos). The applicable regulatory framework in Chile further comprises general regulations issued by the CMF and the Chilean securities law (Law No. 18,045).
Moneda S.A. Administradora General de Fondos is a special purpose corporation, whose existence requires the prior approval of the CMF and which may only manage third-party funds. There is a minimum capital requirement of CLUF10,000.
Additionally, in order to manage public funds, there is a minimum guarantee requirement of the higher amount as between CLUF10,000 and 1% of the average net worth of the fund.
Asset managers in Chile are established as corporations, therefore they must have a board to oversee compliance with the by-laws of the fund and with the legal and regulatory provisions applicable to the managers.
Chilean law No. 20,712 provides for the following types of funds: (1) mutual funds; (2) non-redeemable investment funds; and (3) redeemable investment funds. The main distinction between these three types of funds is the payment date for redemptions where such are permissible. As of December 31, 2022, Moneda did not manage any mutual fund. A significant difference between redeemable investment funds and non-redeemable investment funds is that the latter does not allow for on-demand redemptions, whereas the former must pay redemptions within 11 days.

Financial Markets Commission
The Financial Markets Commission (Comisión para el Mercado Financiero), or “CMF,” is the main financial regulator in Chile. Its objective is to oversee the proper operation, development and stability of the financial market. It has oversight over all open-ended corporations, issuers of securities, stockbrokers, insurance and reinsurance companies, mutualities, special purpose corporations and banks. The CMF is empowered to issue regulations on all those industries and to impose fines and sanctions (including the withdrawal of a license and the approval, suspension and delisting of issuers or securities).
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
Relevant Applicable Law to Securities Management Activities in Uruguay
Uruguayan Laws No. 16,696 and No. 18,627 and the Compilation of Rules of the Securities Market (Recopilación de Normas sobre el Mercado de Valores), or “RNMV,” set out a legal framework governing the carrying on of securities management business activities and requires persons or entities conducting such activities to be licensed as “portfolio managers” by the Superintendence of Financial Services, or the “STS,” of the Central Bank of Uruguay, or “CBU,” and together, the “SFS/CBU.”
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
In addition, portfolio managers can carry out only the following activities in the securities market:
•provide investment advice on securities: delivering personalized recommendations that best suit the objectives and needs of clients in such matters of purchase, sale, lease, exchange or loan of securities, both publicly and privately offered, as well as maintaining or exercising any right conferred by such securities;
•channel orders received from clients: channel to brokers such previously received orders from clients, for their execution both in formal trading markets (regulated and supervised by the financial authorities of the country where they are located) and outside the sphere of such markets (over-the-counter markets-OTC);
•refer clients to other financial institutions: connect the client with such institutions and provide the necessary assistance to open an account in the respective institution; and

•prepare investment reports and financial analysis relating to local or foreign securities markets, and to deliver general or non-personalized recommendations relating to securities.
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
Uruguay Anti-Money Laundering Legislation
As a portfolio manager, Patria Investments Uruguay S.A. is subject to the Anti-Money Laundering Regulations of Uruguay, or the “Uruguay AML Regime.”
Pursuant to the Uruguay AML Regime, portfolio managers are required to:
•have anti-money laundering officers appointed;
•adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing, or “AML/CTF/CPF,” policies and procedures providing for the application of know-your-client” “KYC,” client identification and verification procedures, a clearly documented “risk-based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the portfolio manager to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity; and
•monitor, assess and test the AML/CTF/CPF procedures to ensure continuing internal compliance with all laws and regulations in relation to AML/CTF/CPF and any related sanctions under Uruguayan law; and
•produce reports of suspicious operations before the corresponding authority of the CBU, according to the Uruguay AML Regime.
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
Relevant Applicable Law to Securities Management Activities in UK

The Financial Services and Markets Act 2000 (“FSMA” or the “Act 2000”) which is an Act of the Parliament of the United Kingdom that created the Financial Conduct Authority as a regulator for insurance, investment and banking business. FSMA and related secondary legislation define the "regulatory perimeter," setting out the activities and entities that fall within the scope of UK's financial services regulation.

Section 19 of the Act 2000 states that a person (which includes a corporate entity) must not carry on a regulated activity in the U.K., or purport to do so, unless they are an authorized or exempt person. This is referred to as the general prohibition. Carrying on a regulated activity in breach of the general prohibition is a criminal offense and may result in certain agreements being unenforceable. The meaning of regulated activity is set out in Part II of the Act 2000 (Regulated Activities) Order 2001 (the Regulated Activities Order).

The regulated activity of managing investments is specified in article 37 of the Regulated Activities Order. In summary, managing assets belonging to another person in circumstances which involve the exercise of discretion, if:

•the assets consist of or include any security, structured deposit or contractually based investment (that is, any designated investment (other than a peer-to-peer agreement), funeral plan contract, structured deposit or right to or interest in a funeral plan contract); or
•the arrangements for their management are such that the assets may consist of or include such investments, and either the assets have at any time since April 29, 1988, done so, or the arrangements have at any time (whether before or after that date) been held out as arrangements under which the assets would do so.

Licensing requirements

As defined in section 55A of the Act 2000 (Application for permission), any person to perform the managing investment regulated activity by way of business needs to seek FCA authorization under Part 4A of the Act 2000 (Permission to carry on regulated activities).

Part 4A of FSMA sets out the Threshold Conditions which must be met at authorization of the activity and on an ongoing basis.

An investment manager, asset manager or portfolio manager could have just one client, such as a fund, or they could offer a separate account service for professional and/or retail investors. The investment manager’s agreement (IMA) should list the services that correspond to their business plan and permissions that relate to the client(s).

Typical permissions required:

•advising on investments;
•arranging (bringing about) deals in investments;
•agreeing to carry on regulated activities;
•dealing in investments as an agent;
•making arrangements with a view to transactions in investments;
•managing investments; and
•controlling (but not holding) client money.

United Kingdom Anti-Money Laundering Legislation

The company is required to comply with the Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017 (as amended by the money laundering and terrorist financing (amendment) regulations 2019) (“MLR”) and is supervised by the FCA.

The MLR require companies to assess their money laundering risk and to establish and maintain systems and controls to guard against the business being used for money laundering. It explicitly requires a company:

•to take appropriate steps to identify and assess the risks of money laundering and terrorist financing to which a business is subject and document that assessment;

•to carry out Customer Due Diligence (“CDD”) when it establishes a business relationship or undertakes an occasional transaction;

•to take a risk-based approach to CDD. There are three levels of CDD: Standard CDD, Simplified Customer Due Diligence’ (“SDD”) and Enhanced Customer Due Diligence (“EDD”);

•to apply EDD measures in higher-risk situations; and

•to conduct ongoing monitoring of business relationships, including the scrutiny of transactions undertaken throughout the course of the relationship and keeping CDD information up to date; to adopt effective written procedures for identification of clients and recordkeeping; to report suspicious activities and ensure staff awareness and training.
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
As of December 31, 2022, we owned a number of trademarks, including, but not limited to, Patria Investimentos, Patria Investments, Moneda and Moneda Asset Management, to identify several business and financial services, in Brazil, Chile, United Kingdom and other jurisdictions, mostly in Latin America and the European Union. We also own other valuable trademarks and designs covering various brands, products, programs and services, including Pátria Finance, Pátria Real Estate, Banco Pátria, Moneda Corredores de Bolsa and Moneda Asset. We have a number of registered copyrights, software and domain names.
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

A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of the years ended December 31, 2022, 2021 and 2020 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”
Overview
We are a leading global alternative investment firm focused on Latin America, with combined assets under management, or “AUM,” of US$27.2 billion and US$23.8 billion as of December 31, 2022 and 2021, respectively. With offices in ten cities across four continents, we serve over 500 limited partners, or “LPs.” Our current product offering encompasses six product lines – private equity, infrastructure, credit, public equities, real estate, and advisory and distribution. As of December 31, 2022 and 2021, we had 80 and 60 active funds, respectively.
We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns, aiming to be their partner of choice when investing in alternatives in Latin America. We have two flagship strategies: (1) private equity, launched in 1994 (US$10.9 billion and US$9.0 billion in AUM as of December 31, 2022 and 2021, respectively, and currently on its seventh vintage fund); and (2) infrastructure, launched in 2006 (US$5.8 billion and US$5.1 billion in AUM as of December 31, 2022 and 2021, respectively, and currently in the market for its fifth vintage fund). These flagship strategies utilize drawdown fund structures, which we define as illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 to 14 years. Over multiple fund vintages, these strategies have generated solid returns allowing their sustained growth. The consolidated equal-weighted net internal rate of return, or “IRR,” in U.S. dollars for all our flagship private equity and infrastructure products since inception was 28.6% and 28.7% as of December 31, 2022 and 2021, respectively (30.1% and 30.5% in Brazilian reais, respectively). We have overseen the deployment of more than US$25 billion through capital raised by our drawdown products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, with more than 100 investments and over 290 underlying acquisitions as of December 31, 2022.
Our credit and public equities strategies gained traction with our combination with Moneda Asset Management concluded in December 2021. As of December 31, 2022 and 2021, the total AUM for our credit platform was US$4.7 billion and US$5.0 billion, respectively. As of the same dates, the total AUM for our public equities products was US$2.1 billion and US$2.2 billion, respectively.
In addition to these products, we believe we have a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America, which we believe gained momentum with the agreement to acquire VBI Real Estate. See “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform.” Our advisory and distribution platform, launched as a result of our combination with Moneda, had an aggregate AUM of US$2.3 billion and US$2.1 billion as of December 31, 2022 and 2021, respectively. We expect it to play an important role on our aspiration of becoming the conduit of capital for alternative investments coming both to and from Latin America.
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
Consistent with our entrepreneurial culture and our aim to provide attractive investment opportunities to our growing and progressively more sophisticated client base, we have applied our core competencies to develop other products around our strategy. From our initial flagship private equity funds, we developed other investment options, such as our infrastructure funds, co-investments funds (focused on successful companies from our flagship funds) and Constructivist Equity Funds (applying our private equity approach to listed companies). Our IPO allows us to go further and expand our product offerings inorganically – exemplified by our sizable credit, public equities and advisory and distribution platforms originated or expanded by our combination with Moneda Asset Management, the launch of our growth equity strategy with the agreement to partner with Kamaroopin, the growth of our Real Estate platform with the agreement to acquire VBI,

and the expansion into Venture Capital by acquiring Igah Ventures. See “—Agreement to Acquire VBI Real Estate to
Anchor Brazil Real Estate Platform” and “—Expansion into Venture Capital.”

As of December 31, 2022, we had 385 professionals, of which 90 were partners and directors, 27 of these working together for more than 19 years, operating in ten offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), Sausalito (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).
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
The following table presents certain key operating performance metrics for the years ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31,
	2022	2021	2020	2022/2021 Change	2021/2020 Change
	(in US$ millions)
Assets Under Management (AUM)	27,250	23,815	14,408	3,435	9,407
Private Equity AUM	10,909	9,017	8,627	1,892	390
Infrastructure AUM	5,836	5,060	4,710	776	350
Credit AUM	4,693	4,982	242	(289)	4,740
Public Equities AUM	2,140	2,245	260	(105)	1,985
Real Estate AUM	1,325	366	569	959	(203)
Advisory & Distribution AUM	2,345	2,146	—	199	2,146
Fee Earning AUM	19,167	17,930	7,713	1,237	10,217
Private Equity AUM	6,048	4,942	3,347	1,106	1,595
Infrastructure AUM	3,287	3,521	3,318	(234)	202
Credit AUM	4,520	4,927	116	(407)	4,811
Public Equities AUM	2,142	2,239	256	(97)	1,983
Real Estate AUM	1,404	414	676	990	(262)
Advisory & Distribution AUM	1,767	1,888	—	(121)	1,888
Performance Revenue Eligible AUM	18,078	15,893	12,292	2,185	3,601
Private Equity AUM	9,719	8,294	7,757	1,425	537
Infrastructure AUM	4,455	3,975	3,849	480	125
Credit AUM	2,016	2,345	236	(329)	2,109
Public Equities AUM	1,111	1,122	170	(11)	953
Real Estate AUM	664	157	281	507	(124)
Advisory & Distribution AUM	113	—	—	113	—
Net Accrued Performance Fee	462	348	276	114	72
Assets Under Management
Our AUM provides our operational size and market share perspective. AUM is the total capital funds managed by us plus the investments directly made by others in the invested companies (co-investments).

The following table reflects the changes in our AUM for the years ended December 31, 2022 and 2021:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
AUM as of December 31, 2021	9,017	5,060	4,982	2,245	366	2,146	23,815
Reclassification (1)				(103)		103	—
Acquisitions	339	—	—	—	1,021	—	1,360
Inflows	1,271	101	551	278	42	888	3,132
Outflows	(69)	(119)	(861)	(567)	(54)	(652)	(2,322)
Valuation Impact	(67)	553	(23)	312	(115)	(89)	571
Foreign Exchange (FX)	526	233	10	(25)	74	(51)	767
Funds capital variation	(107)	8	35	—	(9)	—	(73)
AUM as of December 31, 2022	10,909	5,836	4,693	2,140	1,325	2,345	27,250
____________________
(1)In 2022, there was a reclassification of funds from Public Equities to Advisory & Distribution. For comparative purposes, the 4Q21 AUM for Public Equities and Advisory & Distribution reflecting this reclassification would be US$2,142 million and US$2,248 million respectively.

Our AUM was US$27,250 million as of December 31, 2022, an increase of US$3,435 million, compared to US$23,815 million as of December 31, 2021. The increase in AUM was mainly due to acquisitions, valuation increase (mainly from invested companies of IS III, IS IV and Public Equities Funds), new capital raised (mainly PE VII) and exchange rate variations. These increases were partially offset by divestments, primarily from IS III and PE III.
The following table reflects the changes in our AUM for the years ended December 31, 2021 and 2020:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
AUM as of December 31, 2020	8,627	4,710	242	260	569	—	14,408
Acquisitions	—	—	4,733	2,088	—	2,146	8,967
Inflows	15	139	—	22	—	—	175
Outflows	(180)	(45)	(32)	—	(6)	—	(263)
Valuation Impact	1,058	417	(10)	(84)	(50)	—	1,332
Foreign Exchange (FX)	(533)	(219)	(18)	(12)	(22)	—	(804)
Funds capital variation	30	59	67	(28)	(126)	—	1
AUM as of December 31, 2021	9,017	5,060	4,982	2,245	366	2,146	23,815
Our AUM was US$23,815 million as of December 31, 2021, an increase of US$9,407 million, compared to US$14,408 million as of December 31, 2020. The increase in AUM was mainly due to acquisitions, valuation increase (mainly from invested companies of PE V, PE VI and PE IV Funds) and new capital raised (mainly Infra Core). These increases were partially offset by exchange rate variation and divestments, primarily from PE III and PE V.
Fee Earning AUM
Our FEAUM assesses our capability of generating recurring operating revenues. FEAUM is the total capital managed by us on which derive management fees.
The following table reflects the changes in our FEAUM for the years ended December 31, 2022 and 2021:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
FEAUM as of December 31, 2021	4,942	3,521	4,927	2,239	414	1,888	17,930
Reclassification (1)				(103)		103	—
Acquisitions	111	—	—	—	888	—	998

Inflows	1,191	337	444	278	50	265	2,565
Outflows	(203)	(654)	(846)	(567)	(54)	(294)	(2,618)
Valuation Impact	—	6	(15)	312	23	(161)	166
Foreign Exchange (FX) and Other	8	77	9	(18)	84	(34)	127
FEAUM as of December 31, 2022	6,048	3,287	4,520	2,142	1,404	1,767	19,167
____________________
(1)In 2022, there was a reclassification of funds from Public Equities to Advisory & Distribution. For comparative purposes, the 4Q21 FEAUM for Public Equities and Advisory & Distribution reflecting this reclassification would be US$2,136 million and US$1,991 million respectively.
Our FEAUM was US$19,167 million as of December 31, 2022, an increase of US$1,237 million, compared to US$17,930 million as of December 31, 2021. This increase was driven by: (1) US$998 million added by our new acquisitions; (2) US$1,656 million from new capital raised mainly in PE VII, Credit, and PIPE funds; (3) US$909 million of additional capital deployment in our drawdown funds; (4) US$39 million due to inflation adjustment over our Brazilian funds; (5) US$166 million of valuation impact mainly in PIPE funds; and (6) US$87 million resulting from foreign exchange variations over the FEAUM of funds not denominated in US dollars. This increase was partially offset by a decrease of: (a) US$314 million from divestments and dividends in our drawdown funds; (b) US$488 million mainly due to the fact that we stopped charging management fees from IS II; (c) US$127 million due to the end of investment period in PE V; and (d) US$1,689 million of redemptions and dividends in our Credit, Public Equities and Advisory funds.
The following table reflects the changes in our FEAUM for the years ended December 31, 2021 and 2020:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
FEAUM as of December 31, 2020	3,347	3,318	116	256	676	—	7,713
Acquisitions	—	—	4,733	2,081	—	1,888	8,702
Inflows	1,671	394	123	23	11	—	2,222
Outflows	(74)	(197)	(4)	(25)	(238)	—	(538)
Valuation Impact	—	2	(30)	(77)	(24)	—	(129)
Foreign Exchange (FX) and Other	(2)	3	(11)	(19)	(12)	—	(40)
FEAUM as of December 31, 2021	4,942	3,521	4,927	2,239	414	1,888	17,930
Our FEAUM was US$17,930 million as of December 31, 2021, an increase of US$10,217 million, compared to US$7,713 million as of December 31, 2020. This increase was driven by: (1) US$8,702 million added by our combination with Moneda; (2) US$134 million from new capital raised mainly for our Infra Core Fund; (3) US$2,088 million of additional capital deployment; and (4) US$50 million due to inflation adjustment over our Brazilian funds’ Fee Earning AUM. This increase was partially offset by a decrease of: (a) US$344 million from divestments; (b) US$194 million mainly due to the fact that we stopped charging management fees from RE II and Farmland Funds; (c) US$129 million of valuation impact mainly over PIPE Funds’ Fee Earning AUM and (d) US$90 million resulting from foreign exchange variation over our FEAUM denominated in Brazilian reais.
Performance Revenue Eligible AUM
Performance Revenue Eligible AUM, or “PREAUM,” measures our capability of generating performance-based revenues and/or incentive fees. It represents the total capital at fair value, on which performance revenues and/or incentive fees could be earned if certain hurdles are met.

The following table reflects the changes in our PREAUM for the years ended December 31, 2022 and 2021:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
PREAUM as of December 31, 2021	8,294	3,975	2,345	1,122	157	—	15,893
Reclassification(1)	—	—	—	(103)		103	—
Acquisitions	88	—	—	—	495	—	582
Inflows	1,026	—	123	176	34	5	1,364
Outflows	(66)	(97)	(527)	(187)	(15)	—	(892)
Valuation Impact	(5)	526	78	88	(32)	8	664
Foreign Exchange (FX)	496	100	(37)	14	27	(3)	596
Funds capital variation	(113)	(50)	35	—	(2)	—	(130)
PREAUM as of December 31, 2022	9,719	4,455	2,016	1,111	664	113	18,078
____________________
(1)In 2022, there was a reclassification of funds from Public Equities to Advisory & Distribution. For comparative purposes, the 4Q21 PREAUM for Public Equities and Advisory & Distribution reflecting this reclassification would be US$1,020 million and US$103 million respectively.
Our PREAUM was US$18,078 million as of December 31, 2022, an increase of US$2,185 million, compared to US$15,893 million as of December 31, 2021. In comparison to the AUM, the overall adjustments are related to the elimination of the assets that do not generate performance fees.
The following table reflects the changes in our PREAUM for the years ended December 31, 2021 and 2020:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
PREAUM as of December 31, 2020	7,757	3,849	236	170	281	—	12,292
Acquisitions	—	—	2,102	1,020	—	—	3,122
Inflows	—	—	—	14	—	—	14
Outflows	(172)	(39)	(32)	—	(4)	—	(246)
Valuation Impact	1,168	316	(10)	(55)	(10)	—	1,409
Foreign Exchange (FX)	(483)	(147)	(85)	(8)	(8)	—	(730)
Funds capital variation	23	(5)	134	(19)	(102)	—	31
PREAUM as of December 31, 2021	8,294	3,975	2,345	1,122	157	—	15,893
Our PREAUM was US$15,893 million as of December 31, 2021, an increase of US$3,601 million, compared to US$12,292 million as of December 31, 2020. In comparison to the AUM, the overall adjustments are related to the elimination of the assets that do not generate performance fees.
Net Accrued Performance Fee
Our net accrued performance fee measures the current total expectation of cash inflow from performance fee related to our operational funds by the end of each period.

The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2022 and 2021:

(in US$ millions)
Net accrued performance fee as of December 31, 2021	348.1
Private Equity Fund III	0.3
Private Equity Fund IV	(0.2)
Private Equity Fund V	30.8
Private Equity Fund VI	24.6
Infrastructure II	—
Infrastructure III	54.2
Infrastructure IV	3.9
Agribusiness I	—
Alturas II	0.1
Net accrued performance fee as of December 31, 2022	461.8
Our net accrued performance fee was US$462 million on December 31, 2022, an increase of US$114 million, compared to US$348 million on December 31, 2021. The increase was primarily due to the valuation increase from invested companies of Infra III, PE V and PE VI funds. This increase was partially offset by US$19 million realization of performance fee from IS III.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2021 and 2020:

(in US$ millions)
Net accrued performance fee as of December 31, 2020	276.4
Private Equity Fund III	(55.4)
Private Equity Fund IV	0.0
Private Equity Fund V	40.8
Private Equity Fund VI	28.9
Infrastructure II	0.1
Infrastructure III	51.8
Infrastructure IV	5.1
Agribusiness I	0.0
Alturas II	0.4
Net accrued performance fee as of December 31, 2021	348.1
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

	For the Years Ended December 31,
	2022	2021	2020	Change 2022/2021	Change 2021/2020
	(in US$ millions)
Net income for the year	94.1	121.3	61.9	(27.2)	59.4
Fee Related Earnings (FRE)(1)	130.0	86.0	71.3	44.0	14.7
Distributable Earnings (DE)(2)	147.1	141.3	70.3	5.8	71.0
________________
Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.

(1)Reconciled as net income before income taxes that are attributable to owners of the Parent less revenue from performance fees net of taxes, other income/(expenses) and net financial income/(expense), plus long term employee benefit personnel expenses related to Officers’ fund and long-term benefit plans, performance share plan, performance fee compensation, plus personnel and other restructuring costs as a results of acquisitions, plus deferred and contingent consideration and carry bonus provision, plus amortization of intangible assets (contractual rights, non-contractual customer relationships and brands) from acquisitions, changes in value related to option arrangements from acquisitions, SPAC warrants and adding back administrative and transaction expenses related to SPAC. For a reconciliation of our FRE to income before income tax for the year, see “—Fee Related Earnings (FRE)” below.

(2)Reconciled as net income attributable to owners of the Parent adjusted for deferred taxes, amortization of intangible assets (contractual rights, non-contractual customer relationships and brands) from acquisitions, long term employee benefit personnel expenses related to the Officers’ fund and strategic long-term benefit plans and performance share plan, personnel and other restructuring costs as a results of acquisitions, deferred and contingent consideration, changes in value related to option arrangements from acquisitions and SPAC warrants and administrative and transactions expenses for SPAC and non-recurring expenses mainly consisting of transaction costs. For a reconciliation of our DE to net income for the year, see “—Distributable Earnings (DE)” below.
Fee Related Earnings (FRE)

For our year ended December 31, 2022, we made certain changes to the presentation of our Fee Related Earnings (FRE) including the composition certain income and expense items to provide what we believe to be a more meaningful and relevant presentation of our performance. As a result, our comparison of our FRE for the year ended December 31, 2021 to our FRE for the year ended December 31, 2020 may not be fully comparable to our FRE for the year ended

December 31, 2022. For further information, see note 2(c) to our audited consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2022	2021	2020		Change 2022/2021	Change 2021/2020
	(in US$ millions)
Net income before income tax	101.0	121.6	65.0		(20.6)	56.6
Revenue from performance fees	(30.4)	(89.3)	—		58.9	(89.3)
Taxes on revenue—performance fees	1.2	0.2	—		1.0	0.2
Long-term employee benefits(1)	3.5	3.0	0.4		0.5	2.6
Carried interest allocation	10.2	30.2	—		(20.0)	30.2
Deferred and contingent consideration(2)	12.9	2.3	—		10.6	2.3
Carry bonus provision	—	0.9	—		(0.9)	0.9
Amortization of intangible assets from acquisitions(3)	17.4	4.7	3.7		12.7	1.0
SPAC expenses and transaction costs(4)	11.4	—	—		11.4	—
Other transaction costs(5)	7.2	12.2	2.0		10.5	10.2
Gross obligation adjustments (6)	3.5	—	—		n.m.	n.m.
Share of earnings from associate(7)	0.1	—	—		0.1	—
Net financial income/(expense)	(8.0)	0.3	0.2		(8.3)	0.1
Fee Related Earnings	130.0	86.0	71.3	71.3	44.0	14.7

(1)Long-term employee benefits for the year ended December 31, 2022 has been included as a component of our FRE to reflect the impacts from our share based incentive plan, Officers' fund and strategic bonus.
(2)Deferred and contingent consideration for the year ended December 31, 2022 includes contingent consideration from acquisition transactions.
(3)Amortization of intangible assets from acquisitions for the year ended December 31, 2022 includes amortization of contractual rights, brand amortization and non-contractual customer relationships from acquisitions that have been given effect after we concluded the allocation of our purchase price from acquisitions.
(4)SPAC expenses and transaction costs for the year ended December 31, 2022 has been included as a component of our FRE to reflect the impact of our SPAC's IPO and operating expenses.
(5)Other transaction costs for the year ended December 31, 2022 has replaced our presentation of other income/expenses for our presentation of FRE for the years ended December 31, 2021 and 2020. As a result, other transaction costs no longer reflects the impacts on our FRE related to contingent consideration, which are now reflected as part of our deferred and contingent consideration, as presented here
(6)Gross obligation adjustments reflect the unwinding of the present value of the redemption payable under put option arrangements from acquisition-related activity.
(7)Share of earnings from associate for the year ended December 31, 2022 has been included as part of our FRE to reflect the impact of share of equity accounted earnings from associate acquisitions.

Distributable Earnings (DE)

	For the Years Ended December 31,
	2022	2021	2020	Change 2022/2021	Change 2021/2020
	(in US$ millions)
Net income for the year	93.0	121.2	61.9	(28.2)	59.3
Deferred income tax expenses	1.5	(1.3)	2.2	2.8	(3.5)
Amortization of intangible assets from acquisitions	17.4	4.7	3.6	12.7	1.1
Long-term employee benefits	3.5	3.0	0.4	0.5	2.6
Deferred and contingent consideration	12.9	2.3	—	10.6	2.3
Option, warrant and trust account	0.3	—	—	0.3	—
SPAC expenses and transaction costs	11.4	—	—	11.4	—
Other transaction costs	7.2	11.5	2.2	(4.3)	9.3
Distributable Earnings	147.1	141.3	70.3	5.8	71.0
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

The attractiveness of private markets. With private markets being an important piece of our product offering, our results of operations are affected by the growth of this industry. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s special report published in 2023, ‘The Future of Alternatives 2027’, assets under management (AUM) in alternatives is expected to grow at a CAGR of 9.3% from 2022 to 2027 and reach US$23 trillion by the end of 2027. According to Preqin's report, there is a growing trend of global investors establishing and raising target allocations to alternatives. These actions have been driven by several factors, including: (1) consistent outperformance in alternatives compared to public markets in both short and long-term investment periods (and according to Pitchbook’s Global Benchmarks 2022, private capital outperformed Morningstar Global by 513 basis points over the last 10-year time horizon); (2) alternatives play a key role on portfolio diversification benefits with low correlation to traditional assets; and (3) lower volatility in alternatives when compared to public markets, particularly during market downturns. We believe the penetration of Latin America private investments as a share of total global private markets can increase from the historically low levels. According to the Burgiss Report, Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2022 represented 5.3% of global GDP. We believe that the volume of capital flowing to private markets in Latin America can increase substantially, driven by positive economic and currency cycles and the low correlations between Latin America and the global economy. For additional information regarding our industry, see “Item 4. Information on the Company—B. Business Overview.”
Our ability to attract new capital and investors. Our ability to attract new capital and investors in our funds is driven, in part, by the extent to which they continue to see the alternative asset management industry generally, and our investment products specifically, as an attractive vehicle for capital appreciation or income. Since 1994, we have expanded from our initial flagship private equity funds, to other investment options, such as our infrastructure funds, co-investments funds (focused on successful companies from our flagship funds), and constructivist equity funds (applying our private equity approach to listed. Our IPO allows us to go further and expand our product offerings inorganically – exemplified by our sizable credit, public equities and advisory and distribution platforms originated or expanded by our combination with Moneda). Regarding the performance of our products, the consolidated equal-weighted net IRR in U.S. dollars since inception for all our flagship private equity and infrastructure products, was 28.6% as of December 31, 2022. Additionally, we have developed an efficient proprietary global institutional distribution structure, attracting top global investors, and we are working to expand our reach to new investors, globally and locally, including retail and high net worth individuals. Once capital is raised, our funds represent a contracted long-term revenue stream leading to the predictability of our management fee based results, given that most of our funds are closed-ended funds. However, capital raising continues to be competitive. Therefore, while our flagship funds have exceeded the size of their respective predecessor funds, there is no assurance that our future flagship products or our other newer products will experience similar success. If we are unable to successfully raise comparably sized or larger funds, our AUM, our FEAUM and associated fees attributable to new capital raised in future periods may be lower than in prior years. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our asset management business depends in large part on our ability to raise capital from third-party investors. A failure to raise capital from third-party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.”
Our ability to successfully deploy capital. Our ability to maintain and grow our revenue base is dependent upon our ability to successfully deploy the capital available to us and participate in capital markets transactions. As of December 31, 2022, we have overseen the deployment of more than US$25 billion through capital raised by our drawdown products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, with more than 100 investments and over 290 underlying acquisitions as of December 31, 2022. In this respect, capital raised through our products directly increases our AUM, whereas capital raised or expended by underlying companies does not affect our AUM. We believe that alternative markets are still a developing industry where we operate, and that there are significant market opportunities for us to deploy our investment strategies. Nevertheless, greater competition, high valuations, increased overall cost of credit and other general market conditions may impact our ability to identify and execute attractive investments. Additionally, because we seek to make investments that have an ability to achieve our targeted returns while taking on a reasonable level of risk, we may experience periods of reduced investment activity. We have a long-term investment horizon and the capital deployed in any one quarter may vary significantly from the capital deployed in any other quarter or the quarterly average of capital deployed in any given year. Reduced levels of transaction activity also tend to result in reduced potential future investment gains, lower transaction fees and lower fees for our product lines, which may earn fees based on deployed capital.
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
Foreign Exchange Rates
Foreign exchange rates may impact our results, considering that part of our revenues and expenses are in currencies other than U.S. dollars. In 2022, 64% of our revenues and 40% of our expenses were denominated in U.S. dollars. In 2021 and 2020, 87% and 75% of our revenues and 65% and 42% of our expenses were denominated in U.S. dollars, respectively. See notes 5 and 21 to our audited consolidated financial statements included elsewhere in this annual report.

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
As of 2022, Latin America and the Caribbean had a combined estimated total GDP of US$5.45 trillion, approximately 655 million inhabitants, with an average GDP per capita of US$8,328 and average real growth of nearly 3.0% per annum over the past 50 years, according to the World Bank. Important industries have consolidated their presence in the region and acquired scale, the most notable being community and financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. We believe that the region has a large and vibrant consumer market. In most countries an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Brazil is the largest economy in Latin America, as measured by GDP, and we therefore have historically carried out the majority of our investments in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.5% depreciation of the real against the U.S. dollar during 2021 due primarily to the impact of the COVID-19 pandemic on the Brazilian economy. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% appreciation of the real against the U.S. dollar during 2022. The currency volatility experienced over the years was primarily driven by short-term capital flows resulted from higher global risk aversion, volatility in global capital markets, and persistent domestic political instability. As of April 27, 2023, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.015 per US$1.00, an appreciation of 4% of the real since December 31, 2022. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

Chile has an estimated GDP of US$317 billion and 19 million inhabitants as of 2022, and exports of goods and services account for approximately one-third of Chile’s economy. Commodities comprise approximately three-quarters of total merchandise exports; copper alone provides nearly a fifth of government revenues. Structural reforms, pursued consistently since the 1980s, have contributed to steady growth, cutting poverty rates by more than half, and helped cement the country’s commitment to democratic and representative government. The country is an OECD member with a consolidated market-oriented economy characterized by a high level of foreign trade together with a long-standing reputation for strong financial institutions and sound government policies. Not surprisingly, Chile has the highest sovereign credit rating in Latin America. Its main industries are mining (copper, coal, and nitrate), food processing, chemicals, wood, and agribusiness (fishing, viticulture, and fruit). Since early 2020, the COVID-19 pandemic has also consumed much of the nation’s attention, with authorities seeking to strike a balance between economic activity and public health. Chile suffered a severe first and a less-distressing second wave of the virus, but the government acted quickly to secure vaccine trials and contracts to immunize more than 100% of its population through the end of 2021. The most successive vaccine rollout in Latin America, along with rapidly improving terms of trade, is reviving GDP growth and a solid recovery is taking hold despite political instability from shifting governments and the ongoing constitutional process. See "Item 3. Key Information—D. Risk Factors Certain Factors Relating to Latin America—Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business."
As for the business cycle, the Latin American region experienced a substantial slowdown after the end of the commodity super-cycle and poorer economic policies in large economies, notably Brazil. The real rate of GDP growth across Latin America trended down from growth of 6.1% in 2010 to a 0.6% contraction in 2016. From then on, however, a combination of new governments pursuing better policies, further stabilizing reforms and improving terms of trade, has produced a gradual turnaround. Gradual economic expansion has been taking place since 2017, and we believe that it will gather momentum over the next years, even with the recent market declines and increased volatility caused by elevated global risk-aversion. As a consequence of steady progress in the economic and political agenda in key Latin American countries, such as Brazil, we believe that there is room for additional economic growth over the next decades in the region, together with improvements in socioeconomic inclusion and the stability of institutions in the region. We would also note that our funds’ invested companies’ activities in Argentina, which include certain assets owned by ATIS, a wireless telecom infrastructure provider. These investments are not material to the operations or results of our funds’ invested companies or us, and we have not experienced any material losses, defaults or collection issues associated with these investments.
Recent Accounting Pronouncements
For information about recent accounting pronouncements that were adopted in 2022, see note 4(s) to our consolidated financial statements included elsewhere in this annual report.
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2022 reporting periods and have not been early adopted by us. These standards are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions. For information about recent accounting pronouncements that will apply to us in the near future, see note 4(t) to our audited consolidated financial statements included elsewhere in this annual report.
Cybersecurity, Fraud and Regulatory Compliance Costs
Fundamentally, our society is more technologically reliant than ever before and sensitive information more likely to be accessed and stored in cloud storage services. Governments around the world have brought more attention to cybercrime and have increased the reputational damage of data breaches by forcing all organizations to communicate data breaches, to appoint a data protection officer, to require user consent to process information and anonymizing data for privacy. Regulations and laws in Europe (GDPR) and Brazil (LGPD) are examples of a global trend towards increasing emphasis on data security and public disclosure of data breaches.
Driven by global connectivity and usage of cloud services to store sensitive information, which includes the company and its clients’ confidential information, our cybersecurity protection measures have increased, impacting our operating costs and IT investments strategy. Our information technology related costs represented 19.5% and 12.3% of our administrative expenses in December 2022 and December 2021, respectively.
Description of Principal Consolidated Financial Statements Line Items

We have revised the presentation of our consolidated income statement. Previously, the consolidated income statement provided a classification of our expenses based on their function. Management has concluded that a classification of our expenses based on their nature provides a more meaningful representation of our financial performance. This change in presentation has no impact on our prior years reported net income, earnings per share, consolidated statement of cash flows and consolidated statement of changes in equity. For further information, see note 2(c) to our audited consolidated financial statements included in this annual report.
Net Revenue From Services

Our net revenue from services relating to our private equity, infrastructure, credit, public equities, real estate and advisory and distribution product lines consists of (1) management fees, (2) performance fees, (3) incentive fees, (4) advisory and (5) other ancillary fees, reported net of applicable taxes.
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
Performance fees and other performance-based fees that are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us, whereby the performance fee has then crystallized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the crystallization date.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.
Our operational expenses are composed of personnel expenses, carried interest allocation, amortization of intangible assets, deferred consideration on our acquisition of Moneda, general and administrative expenses, other income/(expenses) and our share of equity-accounted earnings from associate investments.
Personnel expenses and carried interest allocation

Personnel expenses consist of (1) fixed compensation costs composed of salaries and wages, (2) variable compensation costs composed of partners’ compensation, rewards and bonuses and employee profit sharing, (3) social security contribution and payroll taxes and (4) other short and long-term benefits. Carried interest allocation refers to our employees' right to up to 35% of the performance fees recognized from investment funds. See “Item 4. Information on the Company—B. Business Overview—People & Career” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Officers.”

Deferred consideration

Deferred consideration refers to the amount accrued during retention period on our acquisition of Moneda, recognized as a compensation expense as the employees render services. Our acquisition of Moneda included US$58.7 million expected to be paid to former shareholders of Moneda in exchange for future services as employees, which are payable in two installments due December 1, 2023 and December 1, 2024. This expense will be recognized as a compensation expense as the employees render services.
Amortization of intangible assets

Amortization of intangible assets are composed of the following components:
•Placement agent fees are composed of costs related to the capital raising processes, comprising a percentage of the amount raised, or a fixed amount paid upfront and amortized over the duration of the fund’s existence;
•Contractual rights refer to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. Investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled only if the performance is achieved - no amounts were due as of the reporting date.

•Brands and non-contractual customer relationships acquired through business combination are recognized at fair value at the acquisition date. The cost of the intangible asset is then amortized over its estimated useful life using the straight-line method. A brand represents an acquired company’s reputation, investment approach, track record, ability to innovate and overall value proposition. Brands of acquired companies can provide us with a competitive advantage in new markets or regions where we are expanding market share and to generate new revenue streams.
General and administrative expenses

General and administrative expenses mainly consist of professional services, IT and telecom services, depreciation of property and equipment, travel expenses, marketing and events expenses, occupancy expenses, expenses on utilities, materials and supplies, rebate fees (comprising a percentage of the management fee paid to the placement agent during the life of the fund), taxes and contributions and certain other administrative expenses.
Other income/(expenses)

Other income/(expenses) mainly consist of non-operating or non-recurring provisions and transactions related to merger and acquisition activity, initial public offering expenses related to the SPAC and certain other income or expenses.
Share of equity accounted earnings

Share of equity-accounted earnings consist of the portion of earnings of an associated company where we hold a significant influence but not a controlling stake. The investment is accounted for using the equity method where we recognize our share of the associated company’s earnings for the same financial period. The share of earnings is based on our ownership percentage of the associated company and may include the amortization of identifiable intangible assets (brands and non-contractual customer relationships) that were acquired as part of the investment in the associated company.
Net Financial Income/(Expense)
Financial income is mainly composed of interest on highly liquid investments, realized and unrealized gains on long-term investments, unrealized gains on the SPAC’s warrant liability and foreign exchange gains in monetary items. Financial expenses include interest, foreign exchange losses in monetary items, banking costs and taxes on financial transactions, recognized on an accrual basis.
Income Tax
As an entity originally headquartered in Bermuda, then moving our headquarters to the Cayman Islands as of October 12, 2020, we are not subject to a special tax regime that exempts Patria from any income taxes. However, our subsidiaries outside the Cayman Islands may be subject to income tax and/or social contribution in the countries in which they are organized. See note 4(p) to our audited consolidated financial statements included elsewhere in this annual report.
Net Income for the Year
Net income for the year consists of the sum of revenue from services and net financial income minus operating income and expenses and income tax.

Results of Operations
Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021
The following table sets forth our income statement data for the year ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021	Variation (%)
	(in US$ millions, except for percentages)

Net Revenue from services	258.9	235.5	10%

Personnel expenses	(69.8)	(47.6)	47%
Carried interest allocation	(10.2)	(30.2)	(66)%
Deferred consideration	(24.4)	(2.0)	n.m.
Amortization of intangible assets	(17.4)	(7.0)	149%
General and administrative expenses	(31.1)	(14.3)	117%
Other income/(expenses)	(9.3)	(12.5)	(26)%
Share of equity-accounted earnings	(2.4)	—	n.m.
Net financial income/(expense)	8.1	(0.3)	n.m.
Net income before income tax	102.4	121.6	(16)%
Income tax	(8.3)	(0.4)	n.m.
Net income for the year	94.1	121.2	(22)%
Owners of the Parent	93.0	122.5	(24)%
Non-controlling interests	1.1	(1.3)	n.m.
____________________
n.m. = not meaningful
(1) We have revised the presentation of our consolidated income statement that previously provided a classification of expenses based on its function within our group to a classification of expenses based on its nature to provide what we believe to be a more meaningful and relevant presentation of our consolidated financial performance. For further information, see note 2(c) to our audited consolidated financial statements included in this annual report.

Net Revenue From Services

	For the Years Ended December 31,
	2022	2021	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	223.5	144.7	54%
Private Equity	99.6	82.2	21%
Infrastructure	51.6	46.8	10%
Credit	37.3	4.8	n.m.
Real Estate(1)	12.2	7.7	58%
Public Equities	17.4	3.0	n.m.
Advisory and Distribution	5.4	0.2	n.m.
Revenue from incentive fees	6.1	4.9	24%
Private Equity	—	0.1	n.m.
Infrastructure	—	—	n.m.
Credit	2.4	2.9	(17)%
Real Estate	—	—	n.m.
Public Equities	3.7	1.9	95%
Advisory and Distribution	—	—	n.m.
Revenue from performance fees(2)	30.4	89.3	(66)%
Private Equity	—	89.1	n.m.
Infrastructure	30.4	—	n.m.
Credit	—	—	n.m.
Real Estate	—	0.2	n.m.
Public Equities	—	—	n.m.
Advisory and Distribution	—	—	n.m.
Fund fees	259.9	238.9	9%
Revenue from advisory and other ancillary fees	4.2	0.7	n.m.
Taxes on revenue—performance fees	(1.2)	(0.2)	n.m.
Taxes on revenue—management fees and other	(4.0)	(3.9)	3%
Net Revenues from services	258.9	235.5	10%
Brazil Revenue(3)	40.2	25.7	56%
British Virgin Islands	3.1	2.3	35%
Cayman Islands(4)	160.2	200.7	(20)%
Chile(5)	52.1	5.2	n.m.
United States of America(6)	3.3	1.6	106%
____________________
n.m. = not meaningful
(1)Includes 50% attributable to non-controlling interest shareholders of VBI Real Estate. For more information on VBI
Real Estate, see “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform.”
(2)Performance fees and incentive fees are primarily generated when the return of the investment funds exceeds the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees at a point in time when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.

(3)Our Brazil revenue consists primarily of management and performance fees received by our Brazilian entities relating to the services provided to our funds and management fees from VBI Real Estate.
(4)Our Cayman Islands revenue consists of management and performance fees received by our Cayman Islands entities relating to the services provided to our funds.
(5)Our Chile revenue consists of management, incentive, financial advisory and other fees from Moneda.
(6)Our United States revenue consists of management and incentive fees from Moneda.
Net revenue from services in 2022 amounted to US$258.9 million, an increase of US$23.4 million, or 10%, from US$235.5 million in 2021, primarily attributable to an increase of US$78.8 million in revenues from management fees as a result of additional management fees from acquired companies and an increase in capital deployed by our Private Equity Fund VI. Performance fees are variable in nature and dependent on the various stages of the life cycle of our investment funds and their respective investments. In 2022, performance fees decreased by US$58.9 million from US$89.3 million to US$30.4 million, primarily earned from Infrastructure Fund III. In addition, revenue from incentive fees and from advisory and other ancillary fees collectively increased by US$4.6 million, or 82%, from US$5.6 million in 2021 to US$10.2 million in 2022.
Personnel expenses and carried interest allocation
Personnel expenses in 2022 were US$69.8 million, an increase of US$22.2 million, or 47%, from US$47.6 million in 2021, mainly due to additional personnel expenses from acquired businesses. Carried interest allocation decreased by US$20 million, or 66% from US$30.2 million in 2021 to US$10.2 million in 2022, due to a decrease in performance fee revenue.
Deferred consideration on acquisition

Deferred consideration expenses, related to the business combination with Moneda, increased by US$22.4 million in 2022 due to expenses accruing for 12 months compared to 1 month in 2021 after acquiring Moneda.
Amortization of intangible assets

Amortization of intangible assets increased by US$10.4 million, or 149%, from US$7.0 million in 2021 to US$17.4 million in 2022, mainly due to an increase in the value of identifiable intangible assets (brands and non-contractual customer relationships) acquired as part of acquisition transactions.
Other income/(expenses)

Other expenses, net of other income decreased by US$3.2 million or 25.6%, from US$12.5 million in other expenses to US$9.3 million in other expenses, mainly attributable to: (i) a decrease of US$12.3 million in the value of contingent consideration payable on acquisition of Moneda; and (ii) a decrease of US$4.1 million in transaction costs for acquiring interests in businesses. These were partially offset by (i) an increase in other expenses of US$10.6 million related to our SPAC initial public offering expenses and related transaction expenses incurred for its listing in February 2022 (prior year IPO related expenses for PAX amounted to US$2.9 million); and (ii) an increase of US$4.3 million in other expenses related to acquisition obligation adjustment and expenses. In addition, as a result of integrating businesses acquired during 2021 we incurred expenses of US$1.3 million.
Share of equity accounted earnings

Share of equity-accounted earnings from entities we have significant influence over but do not control amounted to US$2.4 million for 2022, (none for 2021), after acquiring interests directly in Kamaroopin and indirect associate interests held through VBI Real Estate. The majority of share of equity-accounted earnings consist of the amortization of identifiable intangible assets acquired as part of the initial associate investment.
Net Financial Income/(Expense)
Net financial income/(expenses) in 2022 were US$8.1 million, an increase of US$8.4 million from US$(0.3) million in 2021 primarily attributable to interest and gains earned on short-term investments, unrealized and realized gains on long-term investments and unrealized gains on warrant liability.

Net income Before Income Tax
As a result of the foregoing, income before income tax in 2022 was US$102.4 million, a decrease of US$19.2 million, or 16%, from US$121.7 million in 2021.
Income Tax
Income tax in 2022 was US$8.3 million, an increase of US$7.9 million from US$0.4 million in 2021. This increase was primarily attributable to the recognition of current income taxes as a result of taxes in jurisdictions of acquired companies. Our effective income tax rate was 8.1% in 2022 and 0.3% in 2021.
Net Income for the Year
As a result of the foregoing, net income in 2022 was US$94.1 million, a decrease of US$27.1 million, or 22%, from US$121.2 million in 2021.
Year Ended December 31, 2021, Compared to the Year Ended December 31, 2020
We have revised the presentation of our consolidated income statement to provide what we believe to be is a more meaningful representation of our consolidated financial performance. This change in presentation has no impact on our prior years reported net income, earnings per share, consolidated statement of cash flows and consolidated statement of changes in equity. For further information, see note 2(c) to our audited consolidated financial statements included in this annual report.

The following table sets forth our income statement data for the year ended December 31, 2021 and 2020:

	For the Years Ended December 31,
	2021	2020	Variation (%)
	(in US$ millions, except for percentages)

Net Revenue from services	235.5	115.0	104.8%

Personnel expenses	(47.6)	(27.2)	75.0%
Deferred consideration	(2.0)	—	n.m.
Amortization of intangible assets	(6.9)	(6.0)	15.0%
Carried interest allocation	(30.2)	—	n.m.
General and Administrative expenses	(14.4)	(14.6)	(1.4)%
Other income/(expenses)	(12.5)	(2.0)	n.m.
Net financial income/(expense)	(0.3)	(0.2)	50.0%
Net income before income tax	121.6	65.0	87.1%
Income tax	(0.4)	(3.1)	(87.1)%
Net income for the year	121.2	61.9	95.8%
Owners of the Parent	122.5	62.2	96.9%
Non-controlling interests	(1.3)	(0.3)	n.m.
____________________
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
____________________
n.m. = not meaningful
(1)Performance fees and incentive fees are primarily generated when the return of the investment funds exceeds the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees at a point in time when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.
(2)Our Brazil revenue consists primarily of management and performance fees received by our Brazilian entities relating to the services provided to our funds.
(3)Our Cayman Islands revenue consists of management and performance fees received by our Cayman Islands entities relating to the services provided to our funds.
(4)Our Chile revenue consists of management, incentive, financial advisory and other fees for December from Moneda acquisition.
(5)Our United States revenue consists of management and incentive fees for December from Moneda acquisition.
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
Personnel expenses and carried interest allocation
Personnel expenses in 2021 was US$47.6 million, an increase of US$20.4 million, or 75% due to an increase in head count and related bonuses. Carried interest allocation increased by US$30.2 million, due to an increase in performance fee revenue.
Deferred consideration on acquisition

Deferred consideration expenses, accrued for the month of December 2021 relates to the business combination with Moneda.
Amortization of intangible assets

Amortization of intangible assets increased by US$1 million, or 17% due to the acquisition of Moneda in December 2021 resulting in an increase in value of identifiable intangible assets (brands and non-contractual customer relationships).
Other income/(expenses)

Other expenses, net of other income increased by US$10.5 million, primarily attributable to transaction costs and non-recurring expenses incurred with the acquisition of Moneda, and IPO-related expenses.

Net Financial Income/(Expense)
Net financial expenses in 2021 were US$0.3 million, an increase of US$0.1 million, or 50%, from US$0.2 million in 2020.
Net income Before Income Tax
As a result of the foregoing, net income before income tax in 2021 was US$121.6 million, an increase of US$56.6 million, or 87.2%, from US$65.0 million in 2020.
Income Tax
Income tax in 2021 was US$0.4 million, a decrease of US$2.7 million, or 87.1%, from US$3.1 million in 2020. This decrease was primarily attributable to the recognition of deferred taxes. Our effective income tax rate was 0.3% in 2021 and 4.8% in 2020.
Net Income for the Year
As a result of the foregoing, net income in 2021 was US$121.2 million, an increase of US$59.4 million, or 96%, from US$61.8 million in 2020.

B.    Liquidity and Capital Resources
General
Our business model derives revenue primarily from third-party assets under management. Patria is not a capital or balance sheet intensive business and targets operating expense levels such that total management and advisory fees exceed total operating expenses each period. As a result, we generally require limited capital resources to support the working capital or operating needs of our business. We draw primarily on the committed capital of our LPs to fund the investment requirements of our funds and use our own realizations and cash flows to invest in growth initiatives, make commitments to our own funds and pay dividends to shareholders, and we also plan to draw on the net proceeds of our initial public offering closed in January 2021 to continue funding our expansion. See “—Capital Expenditures.” For additional information on our initial public offering, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”
Sources and Uses of Liquidity
As of December 31, 2022 and 2021, we had US$312.4 million and US$167.1 million in cash, cash equivalents and short-term investments, respectively. We have included US$240.3 million related short-term investments held in a trust account that is restricted to be used for purposes of completing an initial business combination or redemption of public shares of the SPAC in our cash, cash equivalents and short-term investments as of December 31, 2022. We believe that our current available cash, cash equivalents, financial investments and cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. Our principal cash requirements consist of the following:
•consideration payable on the acquisition of Moneda;
•paying operating costs, including compensation and bonuses;
•engaging in mergers and acquisitions pursuant to our inorganic growth strategy; and
•paying dividends to our shareholders.
Our principal sources of liquidity consist of management, incentive and performance fees from the funds that we manage. Historically, our cash flows have been influenced primarily by the timing of receipt of management and performance fees, the timing of sale of investments, and the timing of distribution of compensation and payment of bonuses to partners and employees.
The following table shows the generation and use of cash for the year ended December 31, 2022, 2021 and 2020:

	For the Years Ended December 31
	2022	2021	2020
	(in US$ millions)
Cash flows provided by operating activities	81.1	107.6	52.7
Cash flows provided by/used in investing activities	(189.3)	(284.2)	23.5
Cash flows provided by/used in financing activities	118.5	177.9	(66.2)
Operating Activities
Our net cash flows from operating activities decreased by US$26.5 million, from US$107.6 million for the year ended December 31, 2021 to US$81.1 million for the year ended December 31, 2022, which is mainly attributable to working capital decreases in personnel and current and deferred taxes payable and an increase in accounts receivable from renegotiated receivables from investment funds and performance fees receivable from Infrastructure Fund III. These outflows were partly offset by an increase in deferred consideration payable to Moneda.
Our net cash flows from operating activities increased by US$54.9 million, from US$52.7 million for the year ended December 31, 2020 to US$107.6 million for the year ended December 31, 2021. Changes in working capital for increases in personnel and carried interest allocation payable were mainly offset by an increase in accounts receivable from Moneda accounts receivable and performance fees receivable from PE III.

Investing Activities
Our net cash flows used in investing activities decreased by US$94.9 million, from US$284.2 million for the year ended December 31, 2021 to US$189.3 million for the year ended December 31, 2022, primarily due to the acquisition of Moneda in 2021, which required more capital than our acquisition of a minority stake in Kamaroopin, and our acquisitions of VBI and Igah Ventures, which were partially offset by proceeds from our divestment of certain short-term investments.
Our net cash flows from investing activities reflect a variation of US$307.6 million, from an inflow of US$23.5 million for the year ended December 31, 2020 to an outflow of US$284.1 million for the year ended December 31, 2021, primarily due to the acquisition of Moneda and other long-term investments with the IPO proceeds. The remaining proceeds were invested in short-term investments.
Financing Activities
Our net cash flows from financing activities decreased by US$59.4 million, from net cash from financing activities of US$177.9 million for the year ended December 31, 2021 to net cash from financing activities of US$118.5 million for the year ended December 31, 2022. Our financing activities primarily consisted of: (i) IPO proceeds related to SPAC of US$230 million; and (ii) dividends paid to our shareholders, which were US$119.8 million and US$103.3 million in 2021 and 2022, respectively.
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
Indebtedness
As of December 31, 2022 and 2021, we had no outstanding financial indebtedness.
Off-balance Sheet Arrangements
As of December 31, 2022 and 2021, we did not have any off-balance sheet arrangements.
Capital Expenditures
In the years ended December 31, 2022, 2021 and 2020, we made capital expenditures of US$54.5 million, US$125.8 million and US$1.4 million, respectively. These capital expenditures mainly include expenditures related to (1) acquisitions of property, equipment, and software and computer programs, (2) M&A investments net of cash in the entity acquired, which includes engaging in mergers and acquisitions pursuant to our inorganic growth strategy, and (3) payments to placement agents related to future expenses regarding our portfolio distribution services to clients.
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
The following table presents the names of the current members of our board of directors.

Name	Age	Position
Olimpio Matarazzo Neto	63	Chairman
Otavio Lopes Castello Branco Neto	65	Director
Alexandre Teixeira de Assumpção Saigh	55	Director and CEO
Pablo Echeverría Benítez	59	Director
Sabrina Bridgett Foster	49	Independent Director(1)
Jennifer Anne Collins	48	Independent Director(1)
Glen George Wigney	67	Independent Director(1)
____________________
(1)Member of the Audit Committee.
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

Sabrina Bridgett Foster is a member of our board of directors since 2021. She also serves as a professional independent director and is based in the Cayman Islands. She is also the founder and principal of Fifty Eleven Consulting Limited, a legal, regulatory and governance consulting firm. Sabrina has over 25 years’ experience in the financial services industry, having practiced law for more than 18 years and served as an independent director since 2013.
During her career, Sabrina served as a Partner with the global law firm, Appleby (2004 through 2012), where her key practice areas included hedge fund and private equity structuring and formation, commercial and private trust structuring, as well as advising on general corporate matters, corporate governance, financing, and regulatory matters relevant to both regulated and non-regulated investment funds operating in multiple jurisdictions. Sabrina also served as a director and shareholder of Paget-Brown Attorneys-at-Law (2012 through 2013) and as an associate at Walkers (1999 through 2004) in the Cayman Islands. Sabrina also served as a professional independent director with the governance teams of Intertrust (2013 through 2015) and Maples Fiduciary (2015 through 2020), where she served on a wide range of alternative investment funds including hedge funds, fund of funds, segregated portfolio companies, private equity vehicles, hybrid structures, fund management companies and related structures.Sabrina holds a Postgraduate Award in Business

Administration with Distinction from the University of Warwick and a Bachelor of Law with Honours from the University of Liverpool. She completed her Professional Practitioner’s Course (Cayman Islands) with Queen's University Belfast and earned the Accredited Director designation from the Chartered Governance Institute of Canada. She was admitted as an Attorney-at-Law in the Cayman Islands in 1997. She has been recognised by Legal 500 Caribbean for her corporate and commercial work and by PLC Which Lawyer as a lawyer of choice for private clients. Sabrina is a member of the Cayman Islands Legal Practitioners Association, the International Bar Association, the American Bar Association, 100 Women in Finance, the Cayman Islands Directors Association, and the Chartered Governance Institute of Canada. Sabrina is registered as a ‘registered director’ under the Directors Registration and Licensing Act (as amended) of the Cayman Islands. She is also a Notary Public in and for the Cayman Islands and has published several articles relating to financial services.
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

Glen George Wigney is currently affiliated with the Cayman Islands firm of Five Continents Partners GS Ltd., which provides independent governance to the alternative investment industry. Mr. Wigney has been a director and shareholder since 2014. He was formerly a senior member of Deloitte’s global financial services team and has over 30 years of experience with the Canadian, Cayman Islands and U.S. member firms of Deloitte. He led Deloitte’s Emerging Manager Program in the U.S. Midwest, serving as an audit leader in the investment management practice from 2008 to 2014. Prior to relocating to Chicago in 2008, he was the partner-in-charge of the audit practice of Deloitte Cayman Islands, serving as partner for ten years. During his 20 years in the Cayman Islands, he served on industry committees and Deloitte’s Global Financial Services Industry group. He is the co-founder the Cayman Islands Chapter of Hedge Funds Care and served on the global board of directors for this charity. Mr. Wigney is an Illinois Certified Public Accountant, a member of the Chartered Professional Accountants of Ontario and holds Bachelor of Commerce degree from Carleton University in Ottawa, Canada. He is an SEC Financial Expert and a registered director under the Directors Registration and Licensing Law, 2014 of the Cayman Islands.

Executive Officers
Our executive officers are responsible for the management and representation of our company. The following table lists our current executive officers:

Name	Age	Position
Alexandre Teixeira de Assumpção Saigh	55	Chief Executive Officer and Director
Ana Cristina Russo	56	Chief Financial Officer
Marco Nicola D’Ippolito	46	Chief Corporate Development Officer
André Mauricio de Camargo Penalva	50	Head of Sales and Distribution
Ricardo Leonel Scavazza	45	Chief Executive Officer and Chief Investments Officer of Private Equity
Andre Franco Sales	49	Chief Executive Officer and Chief Investment Officer of Infrastructure
Daniel Rizardi Sorrentino	42	Brazil’s Country Manager
Jose Augusto Gonçalves de Araujo Teixeira	44	Head of Marketing and Products
Ana Paula Alves dos Santos	55	Head of Human Resources
Marcelo Augusto Spinardi	39	Head of Finance
Paulo Eduardo de Freitas Cirulli	41	Compliance Officer
Pedro Rufino Carvalho da Silva	41	Global General Counsel
Peter Paul Lorenço Estermann	65	Chief of Private Equity Portfolio Management
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
Alexandre Teixeira de Assumpção Saigh. See “—Board of Directors.”
Ana Cristina Russo is our Chief Financial Officer since January 2023. Ms. Russo is also a member of the Management Committee and is primarily responsible for finance, operations, fund administration and technology. Before taking over as CFO, Ms. Russo was the department head and Brazil CFO for Philip Morris International from 2015 to 2022 and for Remy Cointreau from 1994 to 2022. Ms. Russo also served as Central America & Caribbean and Latin America & Canada CFO for Philip Morris International from 2012 to 2022, as well as Chief Auditor from 2015 to 2018. She also has developed a deep connection with business process, acting as a Business Partner to division leaders and General Managers, as well as managing a full P&L as GM of Central America & Caribbean from 2018 to 2022. Ms. Russo holds a bachelor’s and post-graduate’s degrees in business administration from Fundação Getulio Vargas, and a Leadership Program certification from the International Institute for Management Development.
Marco Nicola D’Ippolito is our Chief Corporate Development Officer since January 2023. Mr. D’Ippolito is a member of the Management Committee and is primarily responsible for finance, operations, shareholders relations, fund administration technology and corporate development. Mr. D’Ippolito served Patria as COO from February 2009 to July 2020 and as CFO from July 2020 to December 2022. Before that, Mr. D’Ippolito worked at Patria’s Private Equity division, being responsible for different investments in the technology, logistics, healthcare, agribusiness and food industries. Mr. D’Ippolito was also responsible for fundraising initiatives within the Patria Private Equity business. In addition, Mr. D’Ippolito was the Chairman of the Board and Board Member of different portfolio companies. Before joining Patria in 2005, Mr. D’Ippolito worked for a Latin American family office as private equity portfolio manager between 2002 and 2005. Prior to that, Mr. D’Ippolito participated on the start-up, development and sale of an IT private company in Brazil. Mr. D’Ippolito holds a bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) and an MBA from Instituto Brasileiro de Mercado de Capitais (IBMEC).
André Mauricio de Camargo Penalva is a Managing Partner and Head of Sales & Distribution for Latin America since September 2012. Mr. Penalva’s primary responsibility is to lead our Sales and Investor Relations, focusing on institutional investors globally. Member of our Management Committee, Mr. Penalva joined Patria in 1994 and became a Partner in 2005. Before joining Patria, Mr. Penalva worked in the private banking division of J.P. Morgan and coordinated the corporate sales and derivatives desk at Chase Manhattan Bank. Mr. Penalva also worked at Banco Patrimônio as a fixed-income trader, heading the bank’s offshore activities and the relationship with Salomon Brothers in emerging markets fixed-income investments. Mr. Penalva has a bachelor’s degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP).
Ricardo Leonel Scavazza is a Managing Partner and Chief Executive Officer & Chief Investments Officer of Private Equity for Latin American strategies since August 2005. Mr. Scavazza is primarily responsible for all Latin American Private Equity strategy at Patria. Before taking over as CEO & CIO for Private Equity Latin America, Mr. Scavazza served as the Head of Private Equity Strategy in Brazil. Mr. Scavazza joined Patrimônio in 1999, became a partner in 2005, and has worked on several new investments and acquisitions for the portfolio companies of Private Equity Funds I, II, III, IV and V. Mr. Scavazza worked as Chief Executive Officer at Anhanguera between 2009 and 2013. Mr. Scavazza was also Chief Financial Officer at DASA in 2001 and at Anhanguera from 2003 to 2006. Mr. Scavazza holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV) and an MBA from Kellogg Scholl of Management, Northwestern University.
Andre Franco Sales is a Managing Partner & Chief Executive Officer and Chief Investment Officer of Patria’s Infrastructure division since August 2006. Mr. Sales is primarily responsible for leading our Infrastructure strategies, conducting infrastructure investment in Latin America. Before taking over as CEO and CIO of our Infrastructure strategies, Mr. Sales worked on numerous investments of Patria Infrastructure Funds I, II and III. Mr. Sales also served as a Director at Patria’s M&A Advisory division, and co-CEO of ERSA (Patria’s Infrastructure Fund I), a company that later became CPFL Renewables. Prior to joining Patria, Mr. Sales was a Senior Manager in the energy business of Vale, and a Senior Associate in the Infrastructure department of the BNDES – Brazilian National Development Bank. Mr. Sales was a co-founder of an internet community and market place sold to Bradesco in 2000. Mr. Sales also worked for four years at J.P. Morgan in São Paulo and New York in the M&A and Corporate Finance division. Mr. Sales holds a bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP).
Daniel Rizardi Sorrentino is Managing Partner & Brazil’s Country Manager since March 2009. Mr. Sorrentino is primarily responsible for managing the Brazilian office, including Brazilian reais denominated products and strategies. Mr. Sorrentino was the Chief of Portfolio Management of the PE Group from March 2017 to December 2021. Within that position, he was responsible for the Management and Transformation Team, which included the Operating Partners Group and the value creation team. In that position, he was responsible for overseeing 22 companies of our PE portfolio with total revenues above US$3 billion and over 30,000 employees. Mr. Sorrentino has also worked on several investments and acquisitions in our PE Group since 2009. He had a leadership role on PE portfolio companies, including Chairman of Alliar since 2011 and Bioritmo/SmartFit since 2010. Mr. Sorrentino joined Patria in 2001 and became a partner in 2009. From 2003 to 2007, Mr. Sorrentino worked at Anhanguera Educacional leading the M&A team. Prior to that, Mr. Sorrentino worked at DASA in the M&A initiative and for Fotoptica as a business analyst. Mr. Sorrentino holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV).
Jose Augusto Gonçalves de Araujo Teixeira is a Partner and current Head of Marketing and Products for Patria since March 2020. Mr. Teixeira is primarily responsible for product development and marketing globally and also for distribution in Brazil. Before taking over as Head of Marketing and Products, Mr. Teixeira served as the Head of Marketing and Investor Relations for Private Equity products between 2013 and 2020. From 2005 to 2013, Mr. Teixeira held various senior positions at Anhanguera Educacional, Patria’s flagship investment in the Post-secondary Education sector, where he served as Chief Financial Officer between 2011 and 2013; Investor Relations Officer between 2007 and 2013; Strategic, Commercial and Financial Planning Director between 2007 and 2011; and Financial Planning Manager between 2005 and 2007. Prior to joining Patria in 2004, Mr. Teixeira worked with the Latin American Research Sales team at Goldman Sachs in New York. Mr. Teixeira holds a bachelor’s degree in Political Science and Economics from Amherst College.
Ana Paula Alves dos Santos is a Partner and Head of Human Resources since March 2022. Ms. Santos’s main responsibilities include supervising all HR teams and activities and to support the diversification, expansion and globalization of our activities. Before taking over as Managing Director and Head of HR, Ms. Santos served as the Head of HR for the Private Equity business unit. Prior to joining Patria in 2020, Ms. Santos acquired extensive experience in Human Resources strategic management in multinational companies from different market sectors such as Coca-Cola (1991-1994), Schering-Plough (1997-2001), Abbott (2002-2011), Marfrig (2011-2012), Carrefour (2012-2014), Telefônica (2017-2018) and, most recently, Walmart Brazil (2018-2019). In addition to her wide practice in the Brazilian market, Ms. Santos has also worked in the United States of America and in France. Ms. Santos is a board member of Elfa Medicamentos and member of the People Committee of Hospital Oswaldo Cruz. Ms. Santos was a counselor member for VisaoPrev and Enactus Brazil. Ms. Santos holds a bachelor’s degree in psychology from UFRJ and a post-graduate degree in Human Resources from PUC. She also holds a specialization course from Stanford and an executive MBA from Coppead (UFRJ).

Marcelo Augusto Spinardi is a Partner since July 2021 and Head of Finance. Since 2016, Mr. Spinardi has been responsible for leading our treasury, accounting, financial planning & analysis, and funds administration teams. Additionally, he is a co-leader of our Financial Committee and takes part in our Management Committee meetings when discussing financial matters. He reports to our CFO. From 2012 to 2016, Mr. Spinardi worked at Capitale Energia, one of the largest power trading companies in Brazil, as a director nominated by Patria. He was responsible for the management of the risk, products, finance and back office divisions. He reported directly to the Infrastructure and Capital Management CIO. Mr. Spinardi started his career at Patria in 2005, as a portfolio manager responsible for arbitrage strategies focused on equities and future derivatives. Mr. Spinardi holds a Bachelor’s Degree in Mechanical Engineering from Escola Politécnica da Universidade de São Paulo (USP) and a Master’s Degree in Finance and Economics from Insper.
Paulo Eduardo de Freitas Cirulli is our Compliance Officer since January 2017. Mr. Cirulli is primarily responsible for the implementation and development of our group’s compliance program, fraud prevention practices, KYC analysis on investor onboarding, and the evaluation and support regarding private equity funds regulatory overview. Mr. Cirulli is also responsible for our internal investigation process and monitoring of the risk mitigation program in investees, as part of the investment portfolio of funds managed by the our group. Prior to joining Patria in 2016, Mr. Cirulli worked for eight years at the Brazilian stock exchange (B3 S.A.—Brasil, Bolsa, Balcão, formerly known as BM&FBOVESPA) as Superintendent of Derivative Products Engineering and Structured Transactions; OTC Product Manager; Real Estate Products and Special Auctions Manager; and Bidding Processes Coordinator. Mr. Cirulli holds a Bachelor’s Degree in Business Administration from Fundação Getulio Vargas (EAESP-FGV), an MBA of Project Strategic and Economic Management from Fundação Getulio Vargas (FGV), and a Bachelor in Laws from Universidade Presbiteriana Mackenzie (2016-2020).
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
Peter Paul Lorenço Estermann is a Partner and our Chief of Private Equity Portfolio Management since January 2021. Mr. Estermann is a Partner at Patria Investments Limited and Chief of Portfolio Management of Value Creation Business for Latam strategies. He has over 40 years of professional experience, including 12 years in agribusiness, 10 years in the industry for the transformation of polymers, paper and cellulose and refractory materials, 12 years in telecommunications and health services, and six years in retail. Previously, Mr. Estermann was the CEO of GPA (Companhia Brasileira de Distribuição) (from April 2018 to November 2020), where he was responsible for the operations in the region, with over 100,000 employees and a revenue of R$60 billion. Mr. Estermann was also Infrastructure and Strategic Development Officer of GPA from June 2014 to October 2015. Mr. Estermann has developed his career in different industries and the service sector, and in large and leading companies with different areas of expertise, differentiated in terms of technology, management models and cultures. Mr. Estermann was CEO of Via Varejo S. A. (2015-2018, 2018-2019) and Vice-CEO and Chief Operating Officer of Medial Saúde (2006 - 2007). Mr. Estermann has held important positions in various European and Brazilian companies since 1981. Mr. Estermann holds a degree in Agronomy Engineering from the Federal University of Lavras – Minas Gerais and post graduate studies from Harvard Business School (“Making Corporate Boards more Effective”—2008, “Audit Committees in a New Era of Governance”—2008 and “Program for Management Development/PMD”—1999).
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
For the years ended December 31, 2022 and 2021, aggregate compensation for Patria’s directors and executive officers for services in all capacities was US$11.2 million and US$17.6 million, respectively, which includes both benefits paid in kind and variable compensation. Additionally, we paid to certain of our directors and executive officers an aggregate amount of US$3.4 million as bonus compensation in February 2023.
Officer’s Fund
For the years ended December 31, 2022 and 2021, there were no grants under our Officer’s fund and we don’t expect to make further contributions to this fund in the future. Under the terms of the Officer’s fund, certain of our employees were entitled to a cash benefit based on certain of our financial metrics. For further information, see note 31(b) to our audited consolidated financial statements included elsewhere in this annual report.
Long-Term Incentive Plan
On November 28, 2022, we adopted and implemented a new equity incentive program, or the long-term incentive plan, or the “LTIP,” for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible service providers to perform at the highest level.
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
Under the LTIP, equity incentive awards may be granted to our employees, non-employee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by a company that may be acquired by us in the future.
Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the administrator but that is no less than the fair market value of the underlying Class A common shares on the date of grant.

The vesting conditions for grants under the LTIP are determined by the administrator of the LTIP (the "Administrator" and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the Administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the Administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the Administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a long-term incentive plan committee composed by certain members of our board.
IPO Share-Based Incentive Grant
In connection with the completion of our IPO, we made our first equity incentive grant, known as the “IPO grant.” Under the IPO grant, Performance Restricted Units, or “PSUs,” convertible into Class A common shares were granted to eligible participants.
We set a maximum aggregate of 410,115 Class A common shares to be granted under the LTIP in connection with the IPO grant, which includes a potential boost award to be measured only on the last year of the LTIP and subject to certain pre-determined performance metrics. As of December 31, 2022, we granted an aggregate of 184,024 Class A common shares under the LTIP. As certain participants resigned from Patria in 2022, they forfeited their rights to receive 26,290 shares received under the IPO grant, according to the vesting schedule of the LTIP. For further information, see note 28(d) to our audited consolidated financial statements included elsewhere in this annual report.
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
•Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;
•Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;
•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either; and
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.
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

Board Diversity Matrix

Board Diversity Matrix (as of December 31, 2022)
Country of Principal Executive Offices	Cayman Islands
Foreign Private Issuer	Yes (the Cayman Islands)
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did not Disclose Demographic Background	2	5	0	0
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
Our audit committee is governed by a charter that complies with Nasdaq rules and is responsible for, among other things:
•the appointment, compensation, retention and oversight of any auditor or accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services;
•pre-approving the audit services and non-audit services to be provided by our independent auditor before the auditor is engaged to render such services;
•reviewing and discussing with the independent auditor its responsibilities under generally accepted auditing standards, the planned scope and timing of the independent auditor’s annual audit plan(s) and significant findings from the audit;
•obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable PCAOB requirements regarding the independent auditor’s communications with the audit committee concerning independence;
•confirming and evaluating the rotation of the audit partners on the audit engagement team as required by law;
•reviewing with management and the independent auditor, in separate meetings whenever the audit committee deems appropriate, any analyses or other written communications prepared by the management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative IFRS methods on the financial statements; and other critical accounting policies and practices of the Company;

•reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
•establishing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters; and
•approving or ratifying any related party transaction (as defined in our related party transaction policy) in accordance with our related party transaction policy.
Our audit committee regularly reports to the board of directors and meets as often as it determines is appropriate to carry out its responsibilities, but in any event should meet at least four times per year.
D.    Employees
As of December 31, 2022, 2021 and 2020, we had 385, 390 and 158 employees, respectively. As of December 31, 2022, 97 of these employees were investment professionals. The table below breaks down our full-time personnel by function as of December 31, 2022:

	As of December 31, 2022
Function	Number of Employees	% of Total
Management	27	7%
Investment	97	25%
Sales & IR	70	18%
General and Administrative	191	50%
Total	385	100%
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
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” for information on our share option long-term incentive programs.
E. Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2022, by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our issued and outstanding shares;

•each of our executive officers and directors individually; and
•all executive officers and directors as a group.
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

The percentages of beneficial ownership in the table below are calculated as of December 31, 2022 on the basis of the following numbers of shares outstanding: 54,247,500 Class A common shares and 92,945,430 Class B common shares. Our free float consists of 53,794,201 of Class A common shares, which represents 99.2% of total Class A common shares and 5.5% of total voting power.
Unless otherwise indicated below, the address for each beneficial owner is c/o Patria Investments Limited, at 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%
5% Shareholders
Patria Holdings Limited(2)	453,299	0.8%	81,900,000	88.1%	83.3%
Entities affiliated with Adage Capital Partners, L.P.(3)	2,797,128	5.2%	—	—%	0.3%
Entities affiliated with Capital Research Global Investors(4)	10,849,419	20.0%	—	—%	1.1%
Entities affiliated with Capital International Investors(5)	3,764,389	6.9%	—	—%	0.4%
Entities affiliated with Wellington Management Group LLP(6)	6,939,119	12.8%	—	—%	0.7%
Entities affiliated with FMR LLC(7)	5,424,750	10.0%	—	—%	0.6%
Entities affiliated with Grandeur Peak Global Advisors, LLC(8)	3,874,775	7.1%	—	—%	0.4%
Executive Officers and Directors
Alexandre Teixeira de Assumpção Saigh(2)(9)	453,299	0.8%	81,900,000	88.1%	83.3%
Olimpio Matarazzo Neto(2)(9)	453,299	0.8%	81,900,000	88.1%	83.3%
Otavio Lopes Castello Branco Neto(8)	—	—%	—	—%	—%
Pablo Echeverría Benítez(10)	—	—%	3,617,260	3.9%	3.7%
Sabrina Bridgett Foster	—	—%	—	—%	—%
Jennifer Anne Collins	—	—%	—	—%	—%
Glen George Wigney	—	—%	—	—%	—%
Ana Cristina Russo	—	—%	—	—%	—%
Marco Nicola D’Ippolito(9)	—	—%	—	—%	—%
André Mauricio de Camargo Penalva(9)	—	—%	—	—%	—%
Ricardo Leonel Scavazza(9)	—	—%	—	—%	—%
Andre Franco Sales(9)	—	—%	—	—%	—%
Daniel Rizardi Sorrentino(9)	—	—%	—	—%	—%
Jose Augusto Gonçalves de Araujo Teixeira(9)	—	—%	—	—%	—%
Ana Paula Alves dos Santos	—	—%	—	—%	—%
Marcelo Augusto Spinardi(9)	—	—%	—	—%	—%
Paulo Eduardo de Freitas Cirulli	—	—%	—	—%	—%
Pedro Rufino Carvalho da Silva	—	—%	—	—%	—%
Peter Paul Lorenço Estermann	—	—%	—	—%	—%
All directors and executive officers as a group (19 persons)	453,299	0.8%	85,517,260	92.0%	87.0%

Total Free Float	53,794,201	99.2%	—	—%	5.5%
____________________
*Represents beneficial ownership of less than 1% of our issued and outstanding common shares.
(1)Percentage of total voting power represents voting power with respect to all of our Class A common shares and Class B common shares, as a single class. Holders of our Class B common shares are entitled to 10 votes per share, whereas holders of our Class A common shares are entitled to one vote per share. For more information about the voting rights of our Class A common shares and Class B common shares, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Voting Rights.”

(2)This information is based solely on the Schedule 13G/A filed with the SEC on February 14, 2023 on behalf of Patria Holdings Limited, which consists of 57,462,802 Class B common shares held of record by Patria Holdings Limited and 24,437,198 Class B common shares held of record by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited. Alexandre Teixeira de Assumpção Saigh and Olimpio Matarazzo Neto are controlling shareholders of Patria Holdings Limited (the “Patria Holdings Controlling Shareholders”). Patria Holdings Limited is the sole shareholder of SPV PHL. The Patria Holdings Controlling Shareholders have beneficial ownership of the Class B common shares held of record by Patria Holdings Limited. Each of the Patria Holding Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The address of each of Patria Holdings Limited, SPV PHL and each Patria Holdings Controlling Shareholders is c/o Patria Holdings Limited, 18 Forum Lane, 3rd floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
(3)This information is based solely on the Schedule 13G/A filed with the SEC on February 9, 2023 on behalf of Adage Capital Partners, L.P., Adage Capital Partners GP, L.L.C., Adage Capital Advisors, L.L.C., Robert Atchinson and Phillip Gross. Adage Capital Partners, L.P., a Delaware limited partnership, or “ACP,” Adage Capital Partners GP, L.L.C., a limited liability company organized under the laws of the State of Delaware, or “ACPGP,” as general partner of ACP with respect to the Class A common shares directly owned by ACP, Adage Capital Advisors, L.L.C., a limited liability company organized under the laws of the State of Delaware “ACA,” as managing member of ACPGP, general partner of ACP, with respect to the Class A common shares directly owned by ACP, Robert Atchinson, as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Class A common shares directly owned by ACP, and Phillip Gross, as managing member of ACA, managing member of ACPGP, general partner of ACP with respect to the Class A common shares directly owned by ACP. The address of the business office of each of these entities and individuals is 200 Clarendon Street, 52nd Floor, Boston, Massachusetts 02116.
(4)This information is based solely on the Schedule 13G/A filed with the SEC on February 13, 2023 on behalf of Capital Research Global Investors. Capital Research Global Investors, or “CRGI,” is a division of Capital Research and Management Company, or “CRMC,” as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CRGI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl., Los Angeles, CA 90071.
(5)This information is based solely on the Schedule 13G/A filed with the SEC on February 13, 2023 on behalf of Capital International Investors. Capital International Investors, or “CII,” is a division of Capital Research and Management Company, or “CRMC,” as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl., Los Angeles, CA 90071.
(6)This information is based solely on the Schedule 13G/A filed with the SEC on February 6, 2023 on behalf of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These securities as to which a Schedule 13G was filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address of each of such entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.
(7)This information is based solely on the Schedule 13G filed with the SEC on January 10, 2022 on behalf of FMR LLC and Abigail P. Johnson. Consists of 5,424,750 Class A common shares held of record by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or “Fidelity Funds,” advised by Fidelity Management & Research Company LLC, or “FMR Co. LLC,” a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of each of such entities is c/o 245 Summer Street, Boston, MA 02210.
(8)This information is based solely on the Schedule 13G filed with the SEC on February 13, 2023 on behalf of Grandeur Peak Global Advisors, LLC. The address of such entity is 136 South Main Street, Suite 720, Salt Lake City, UT 84101.
(9)While these executive officers and directors do not own common shares in Patria Investments Limited directly, part of them own equity interests in Patria Holdings Limited. These executive officers and directors disclaim beneficial ownership of the shares held by Patria Holdings Limited except to the extent, if any, of their respective pecuniary interest therein.
(10)While Mr. Benítez does not own common shares in Patria Investments Limited directly, he owns equity interests in Inversiones Sao Paulo SpA, which is a shareholder of Patria Investments Limited. Mr. Benítez disclaims beneficial ownership of the shares held by Inversiones Sao Paulo SpA except to the extent, if any, of his respective pecuniary interest therein. The address of such entity is Camino El Golf 1863 House 11, Zapallar, Valparaiso, Chile.
B.    Related Party Transactions
Partners’ Compensation
We made cash payments as compensation (excluding dividends) to our direct partners amounting to US$5.7 million, US$2.8 million and US$2.6 million in the years ended December 31, 2022, 2021 and 2020, respectively. Additionally, we paid to certain of our partners an aggregate amount of US$7.4 million as bonus compensation in the month of February 2023.
Long-Term Investments
Patria Brazilian Private Equity III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have certain of our founding shareholders as related parties holding a participating share that gives them the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P. These investments are recorded under long-term investments with equivalent liabilities to the holder of the participating share. All contributions to these investment funds are made by the respective related party and distributions received are returned to the respective related party. For further details, see notes 12 and 17 to our audited consolidated financial statements.
Carried Interest Allocation
Our senior managing directors and certain employees are entitled to receive 35% of the performance fee receivable from its investment funds through a carried interest vehicle, as they are its ultimate beneficial owner. See note 22(b) to our audited consolidated financial statements.
Long-Term Incentive Plan
In 2021 and 2022, we introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” for additional information.
Strategic Bonus
Our employees in Chile are beneficiaries of certain long-term bonuses as part of the compensation for their services. See note 15(b) to our audited consolidated financial statements.
Lease Commitments
Certain lease payments were made for various office premises, a portion of which were paid by Moneda to its related party entity excluded from the acquisition of Moneda. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda's former partners), commenced on December 1, 2021 for Moneda Asset Management SpA, or “MAM I,” and Moneda Corredores de Bolsa Limitada, or “MCB.” Commencing February 1, 2022, Moneda S.A. Administradora

General de Fondos, or "MAGF," entered into a lease contract with Moneda III SpA. See note 31(g) to our audited consolidated financial statements.
Building Improvements
Amounts for building improvements included under property and equipment includes approximately US$0.3 million incurred by MAGF and due to Constructor EG SpA, a related party, for the year ended December 31, 2022. See note 31 to our audited consolidated financial statements.
Professional Services
Amounts for other liabilities and administrative expenses includes approximately US$0.05 million incurred by MAGF to a related party (Barros and Errázuriz Abogados Limitada due to related legal advisory director) for legal advisory services for the year ended December 31, 2022. See note 31 to our audited consolidated financial statements.

Sale of Credit Rights

In 2022,we concluded the sale of a long-term investment held in Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios to Patria Holdings Limited, a shareholder of the Company, for a value of US$5.2 million and realized gain of US$0.8 million. The sale was concluded at a value that we believe reflects the fair market value of the investment and consistent with values that would have been realized through an arm’s length transaction. See note 31 to our audited consolidated financial statements.

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
In the years ended December 31, 2022, 2021 and 2020, dividends paid to our shareholders were US$103.3 million, US$119.8 million and US$64.5 million, respectively. Prior to our IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Shareholders’ Agreement valid at that time. For the period ended December 31, 2022, dividends were declared and paid to shareholders on a pro rata basis. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement.”
Total dividends approved and declared for the year ended December 31, 2022 amounted to US$103.3 million, of which US$45.3 million were approved in February 2023 and paid in March 2023. Total dividends approved and declared for the year ended December 31, 2021 amounted to US$96.5 million, of which US$23.5 million were approved in February 2022 and paid in March 2022.

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
As of December 31, 2022, we have not been directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (provisions, contingent liabilities, and contingent assets). However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.
Civil Matters

As of December 31, 2022, we were party to four legal proceedings of a civil nature: (i) two civil proceedings were related to collection lawsuits filed by third parties seeking our joint liability for the acts of certain of our service providers and portfolio companies; (ii) one commercial dispute involving a group of investors seeking indemnification for alleged damages; and (iii) one commercial dispute filed by third parties seeking our joint liability in connection with the termination of a share purchase and sale agreement and other covenants entered into by a portfolio company of one of the funds managed by ourselves.

The aggregate estimated amount in connection with these proceedings is approximately US$17.6 million (R$92.1 million), for which no provisions have been made. We believe these proceedings are unlikely to have a material adverse impact on our operational results or financial condition.
Labor Matters
As of December 31, 2022, we were party to eight labor-related proceedings in an aggregate amount of US$3.3 million (R$17.3 million). The cases refer to labor claims of third parties’ employees seeking our joint and several liability for the acts of our service providers and portfolio companies.
The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, on our operational results or financial condition.
Tax and Social Security Matters
As of December 31, 2022, we were involved in eleven administrative or judicial proceedings with a risk of loss evaluated by our external counsels as either remote or possible, for which we recorded no provision, since based on the advice of our external counsels, none of these cases was evaluated as a probable loss. As of December 31, 2022, we had no judicial deposits, as these were not required under applicable Brazilian accounting standards. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our operational results or financial condition. See note 19 to our consolidated financial statements included elsewhere in this annual report.
The following is a summary of our most significant tax proceedings with a risk of loss evaluated by our external counsels as possible:
•On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program, or “PIS,” and Social Security Financing Contribution, or “COFINS,” allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with a supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2022, the estimated value involved in this proceeding was US$5.5 million (R$29.1 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
•On December 16, 2019, the Brazilian Federal Revenue Service also issued a tax claim against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending. As of December 31, 2022, the estimated amount involved in this proceeding was US$2.1 million (R$11.2 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
•In 2017 and 2018, the Municipality of São Paulo filed six administrative proceedings against one of our subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services, or “ISS.” In 2019, the Municipality of São Paulo obtained favorable administrative decisions. In light of the outcome of the administrative proceedings, our subsidiaries filed legal proceedings to revert the administrative decisions and such legal proceedings are currently ongoing. As of December 31, 2022, our external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss in an aggregated amount of US$5.4 million (R$28.4 million). We do not believe that these judicial proceedings are material considering that none of them, individually, involve amounts above R$15 million.

•In 2022, the Municipality of São Paulo filed one administrative proceeding against one of our subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services, or “ISS”. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2022, the estimated amount involved in this proceeding was US$3.6 million (R$18.9 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
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
At the date of this annual report, Patria’s total authorized share capital was US$100,000, divided into 1,000,000,000 shares par value US$0.0001 each, of which:
•500,000,000 shares are designated as Class A common shares; and
•250,000,000 shares are designated as Class B common shares.

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions in accordance with the Memorandum and Articles of Association.
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
Patria’s Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:
•class consents from the holders of Class A common shares or Class B common shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat any two or more classes of shares as forming one class if they consider that all such classes would be affected in the same way by the proposal;
•the rights conferred on holders of Class A common shares shall not be deemed to be varied by the creation or issue of further Class B common shares and vice versa; and
•the rights attaching to the Class A common shares and the Class B common shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.
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
As a Cayman Islands exempted company, Patria is not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the Company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
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
Changes to Capital
Pursuant to the Articles of Association, Patria may from time to time by ordinary resolution:
•increase its share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;
•consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;
•convert all or any of its paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;
•subdivide its existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or
•cancel any shares which, at the date of the passing of the resolution, have not been issued or agreed to be issued to any person and diminish the amount of its share capital by the amount of the shares so canceled.
Patria’s shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Companies Act and our Articles of Association, Patria may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

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
However, Patria’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:
•a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to Patria in respect thereof;
•the instrument of transfer is lodged with Patria, accompanied by the certificate (if any) for the common shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
•the instrument of transfer is in respect of only one class of shares;
•the instrument of transfer is properly stamped, if required;
•the common shares transferred are free of any lien in favor of Patria; and
•in the case of a transfer to joint holders, the transfer is not to more than four joint holders.
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
Appointment, Disqualification and Removal of Directors
Patria is managed by its board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while Patria’s shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.
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
Our directors are Olimpio Matarazzo Neto, Otavio Lopes Castello Branco Neto, Alexandre Teixeira de Assumpção Saigh, Pablo Echeverría Benítez, Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney. Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. For more information on the current composition of our board of directors and our independent directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
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
Since the completion of our initial public offering, our board of directors has in place an audit committee. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Audit Committee.”
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
Under Cayman Islands law, Patria must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•whether voting rights attach to the shares in issue;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
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
•an exempted company does not have to file information related to its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;
•an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•an exempted company may register as a limited duration company; and
•an exempted company may register as a segregated portfolio company.
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
Registration Rights and Restrictions on Transfer
Although no shareholders of Patria have formal registration rights, they or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. We have entered into a registration rights agreement, or the “Moneda Registration Rights Agreement,” with certain former shareholders of Moneda, or the “Moneda Shareholders” that provides the Moneda Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”
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
In addition, each of Patria Holdings’ shareholders (which include entities beneficially owned by our Founders and certain of our directors and executive officers) has agreed to lock-up restrictions that restrict them from selling their shares in Patria Holdings for a period of five years from the consummation of our initial public offering, except for lock-up restrictions applicable to shares beneficially owned by Mr. Otavio Lopes Castello Branco Neto, which terminate in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings. Although the governance and economic strategy of the Founders and senior executives of Patria is to retain control and economic interest through Patria Holdings and to reward key executives with participation in Patria Holdings, there are no restrictions on the ability of Patria Holdings to transfer shares of Patria following the expiration of the lock-up agreements entered into with the representatives of the underwriters.

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
For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (i) the solvency of the consolidated or surviving company; (ii) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (vi) a list of the assets and liabilities of each constituent company; (vii) the non-surviving constituent company has retired from any fiduciary office held or will do so; (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (ix) an undertaking that a copy of the certificate of merger or consolidation will be published in the Cayman Islands Gazette, and where the surviving company is a Cayman Islands company, given to the members and creditors of each constituent company.
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
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•Patria is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
•the shareholders have been fairly represented at the meeting in question;

•the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
•the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”
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
In principle, Patria itself would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on behalf of Patria in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that Patria has a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
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
Subject to the foregoing and our Articles of Association, our directors may exercise all the powers of Patria to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We do not have a compensation committee.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain Nasdaq corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:
•Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;
•Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;
•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either; and
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.
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
As a Cayman Islands exempted company with limited liability, we have applied for and received an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (As Revised) which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
•certain financial institutions;
•insurance companies;
•real estate investment trusts or regulated investment companies;
•dealers or traders in securities that use a mark-to-market method of tax accounting;
•persons holding Class A common shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction, or persons entering into a constructive sale with respect to the Class A common shares;
•persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;
•tax-exempt entities, including an “individual retirement account” or “Roth IRA;”
•entities classified as partnerships for U.S. federal income tax purposes;
•persons that own or are deemed to own ten percent or more of our stock, by vote or value; or
•persons holding our Class A common shares in connection with a trade or business conducted outside of the United States.
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
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of our Class A common shares and is:
•an individual that is a citizen or resident of the United States;
•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.
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
We do not believe we were a PFIC for our 2022 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2023 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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

F.    Dividends and Paying Agents
Not applicable.
G.    Statement by Experts
Not applicable.
H.    Documents on Display
We are subject to the informational requirements of the Exchange Act. Accordingly, required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy the reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access this annual report.
I.    Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes, foreign currency fluctuations and share prices. Information relating to quantitative and qualitative disclosures about these market risks is described below. For more information, see note 30(d) to our audited consolidated financial statements included elsewhere in this annual report.
Credit Risk
Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations. We have low exposure to credit risk, since the current amounts receivable recorded as of December 31, 2022, 2021 and 2020 are composed mainly of management fees and performance fees of investment funds managed by us, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.
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
Market Risk
Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate and share prices. Our policy aims to mitigate our exposure to market risks; therefore, as of the years ended December 31, 2022, 2021 and 2020, to manage price risk arising from investment funds, we diversify our portfolio in accordance with the limits we set according to each strategy. We have acquired derivatives in 2022 such as public warrants and call and put option arrangements from our merger and acquisition activity. For public warrants as it relates to our SPAC, we do not expect a material exposure to market risk nor do we expect it to have a material impact on our cash flow and financial position. We believe that call and put option arrangements included in the purchase agreements of businesses we acquired help us mitigate exposure to market risk as we carry out our expansion and growth strategy.
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

Sensitivity Analysis
The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against U.S. dollars, as demonstrated in the tables below:

	As of December 31, 2022
	Balance in each exposure currency(1)						Total Balance	Exchange Variation impact considering 10% change in the year end rates
	BRL	HKD	CLP	COP	GBP	USD	USD
	(in thousands)
Cash and cash equivalents	17,890	8,320	10,425,880	613,325	2,280,000	6,937	26,519	1,959
Client funds on deposit	—	—	20,173,411	—	—	—	23,639	2,364
Short term investments	23,621	—	2,496,932	—	—	278,402	285,855	745
Accounts receivable	103,337	38	7,180,833	105,442	2,000	103,411	131,659	2,825
Projects Advance	17,883	273	864	10,131	120,000	3,030	6,640	361
Deposit/guarantee on lease agreement	—	264	957,240	83,079	180,000	393	1,782	139
Client funds payable	—	—	20,173,411	—	—	—	23,639	(2,364)
Long-term investments	3,361	—	67,912	—	117,925	34,391	35,257	86
Carried interest allocation	18,085	—	—	—	—	8,984	12,450	(347)
Commitment subject to possible redemption						234,145	234,145	—
Consideration payable on acquisition	86,421	—	—	—	—	1,594	18,157	(1,656)
Contingent consideration payable on acquisition	47,338	—	—	—	—	12,891	21,963	(908)
Derivative financial instruments - Assets	32,985	—	—	—	—	—	6,322	632
Derivative financial instruments - Liability	—	—	—	—	—	1,053	1,053	—
Gross obligation under put option	383,123	—	—	—	—	—	73,428	(7,342)
Suppliers	2,561	300	950,438	41,475	99,000	1,485	3,256	(176)
Net Impact								(3,682)
____________________
(1)References to (1) BRL are to the Brazilian Real, (2) HKD are to the Hong Kong Dollar, (3) CLP are to the Chilean Peso, (4) COP are to the Colombian Peso, and (5) GBP are to the Pound Sterling.

	As of December 31, 2021
	Balance in each exposure currency(1)						Total Balance	Exchange Variation impact considering 10% change in the year end rates
	BRL	HKD	CLP	COP	GBP	USD	USD
	(in thousands)
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
____________________
(1)References to (1) BRL are to the Brazilian Real, (2) HKD are to the Hong Kong Dollar, (3) CLP are to the Chilean Peso, (4) COP are to the Colombian Peso, and (5) GBP are to the Pound Sterling.
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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2022 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
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

In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 did not include the internal controls of VBI, or Igah as these deals were closed in June, and December 2022 respectively. For more information on these acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company—Our History."

The acquired businesses combined contributed revenues of US$5.4 million (approximately 2% of our consolidated revenue) and net profit of US$2.9 million (approximately 3% of our consolidated net profit) to us for the year ended December 31, 2022, as well as total assets of US$7.9 million (approximately 1% of our consolidated total assets) as of December 31, 2022.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2022.
C.    Attestation Report of the Registered Public Accounting Firm
Deloitte Touche Tohmatsu Auditores Independentes Ltda., the independent registered certified public accounting firm who audited the Company’s consolidated financial statements included in this Form 20-F, has issued a report on the Company’s internal control over financial reporting, which is included herein.
D.    Changes in Internal Control Over Financial Reporting
On December 1, 2021, we concluded a material business combination by acquiring 100% of the issued share capital of Moneda Asset Management SpA, or “Moneda,” a Chilean simplified corporation. We extended our oversight and monitoring processes that support our internal control over financial reporting, as appropriate, to include Moneda's financial position, results of operations and cash flow into our consolidated financial statements from date of acquisition through December 31, 2022. We are continuing to integrate the acquired operations of Moneda into our overall internal control over financial reporting and related processes. Except as disclosed in this paragraph, there were no other changes in our internal control over financial reporting (as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Jennifer Anne Collins and Glen George Wigney are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.
ITEM 16B. CODE OF ETHICS
In January 2021, we have adopted a code of ethics that applies to all of our employees, officers and directors and posted the full text of our code of ethics on the investor relations section of our website, www.patria.com. Our code of ethics was revised in September 2022 to update certain procedures and reflect our integration with Moneda, such as information on the procedures related to gifts and entertainment, donations and sponsorships, among others. None of these changes were material and were only conducted to reflect the integration process with Moneda.

We intend to disclose future material amendments to our code of ethics, or any waivers of such code, on our website or in public filings. The information on our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information contained on our website to be a part of this Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2022 and 2021. Our independent registered public accounting firm was Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the years ended December 31, 2022 and 2021.

	2022	2021
	(in US$ thousands)
Audit fees	803	514
Audit-related fees	578	780
Tax fees	91	80
All other fees	—	—
Total	1,472	1,374
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
All Other Fees
In 2022 and 2021, there were no other fees.
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

ITEM 16G. CORPORATE GOVERNANCE
Foreign Private Issuer Status
Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:
•Nasdaq Rule 5605(b), which requires that independent directors comprise a majority of a company’s board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;
•Nasdaq Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of “independent directors” as defined by Nasdaq. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one;
•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either; and
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval.
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

3.1
Amended and Restated Articles of Association of Patria (incorporated herein by reference to Exhibit 3.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

4.1†
Transaction agreement, dated as of September 3, 2021, among Patria Investments Limited, Patria Investments Latam S.A., Moneda Asset Management SpA, the shareholders of Moneda Asset Management SpA and the guarantors named therein (incorporated herein by reference to Exhibit 4.1 to the Annual Report on Form 20-F (File No. 001-39911) filed with the SEC on April 28, 2022).

4.2†
First Amendment to transaction agreement, dated as of December 1, 2021, among Patria Investments Limited, Patria Investments Latam S.A., Moneda Asset Management SpA, the shareholders of Moneda Asset Management SpA and the guarantors named therein (incorporated herein by reference to Exhibit 4.2 to the Annual Report on Form 20-F (File No. 001-39911) filed with the SEC on April 28, 2022).

6.1	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form F-8 (File No. 333-268577) filed with the SEC on November 28, 2022).
8.1*	List of subsidiaries.

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
____________________
*Filed with this Annual Report on Form 20-F.
†Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PATRIA INVESTMENTS LIMITED

April 28, 2023
By:	/s/ Alexandre Teixeira de Assumpção Saigh
Name: Alexandre Teixeira de Assumpção Saigh
Title: Chief Executive Officer

By:	/s/ Ana Cristina Russo
Name: Ana Cristina Russo
Title: Chief Financial Officer

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Patria Investments Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Patria Investments Limited and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated income statements, and consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

SPAC IPO Transaction — Consolidation and Recognition and Classification of Shares and Warrants Refer to Notes 5(o), 12(d) and 20(c) to the financial statements
Critical Audit Matter Description
On March 14, 2022, an indirect subsidiary of the Company, Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”), announced the closing of its initial public offering (“IPO”). The entity is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by a subsidiary, Patria SPAC LLC (the “Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.
The SPAC raised $230 million in gross proceeds from the offering. The SPAC Class A Ordinary Shares issued in the IPO are conditionally redeemable and recorded as a financial liability measured at amortized cost, which as of December 31, 2022 was $234.1 million. The shares were initially recognized at fair value, net of the corresponding eligible transaction costs. The SPAC Warrants issued to the shareholders of PLAO are separately accounted for as derivative financial instruments and measured at fair value with the changes in fair value recorded in the statement of income. At December 31, 2022, the derivative liability recorded for the SPAC Warrants was $1 million.
The transaction was considered a significant unusual transaction and required management to make significant judgments and assumptions related to the Company’s consolidation of the SPAC, as well in the recognition and classification of the shares and warrants issued by the SPAC in the IPO, given they have characteristics of both equity and liabilities, and the related judgements and complexity in applying the applicable accounting guidance.
We identified the consolidation of the SPAC and the recognition and classification of the shares and warrants issued by the SPAC as a critical audit matter because of the significance of the amounts involved and the complexity and significant judgments involved in evaluating the Company’s application of the applicable accounting, which required a high degree of auditor judgment and an increased extent of effort, including the need to involve our specialists in technical accounting and financial reporting matters.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the consolidation of the SPAC and the recognition and classification of the shares and warrants issued by the SPAC included the following, among others:
•We tested the effectiveness of controls over significant unusual transactions, including controls over management’s assessment of consolidation and controls over the evaluation for recognition and classification of the SPAC shares and warrants.
•We read and evaluated relevant contractual and governing documents, as well as board of directors minutes, the offering materials, other communications with investors, and other available market information to understand and evaluate the purpose, design and activities of the SPAC, as well as the critical terms, rights and obligations associated with the SPAC’s capital structure, including the shares and warrants issued in the IPO.
•We read and assessed the Company´s technical accounting analysis, which was prepared by external accounting specialists, including management’s judgments and conclusions.
•We evaluated the objectivity and competence of the Company’s external accounting and valuation specialists.
•We discussed the technical accounting analysis with management and its external accounting specialist, and inquired and challenged the significant judgements and assumptions, based on our understanding of the transaction and our reading of the related documents, considering the relevant accounting guidance and any contradictory evidence.
•With respect to the recognition and classification of the SPAC shares and warrants, we also evaluated and considered other publicly-available information, including, among others:
•Relevant interpretive guidance from applicable accounting standard setters and regulators related to accounting for SPAC equity and warrants
•The accounting treatment applied for similar instruments issued by other special purpose acquisition companies.

•With the assistance of our specialists in technical accounting and financial reporting matters, we evaluated and assessed management’s conclusions.
•We evaluated the adequacy of the Company´s disclosures in the financial statements related to the transaction, including disclosures related to the SPAC shares and warrants.

Business Combinations —VBI and Igah Refer to Notes 12 (c) to (f), 20(d) and 29 to the financial statements
Critical Audit Matter Description
The Company completed the acquisitions of (i) 50% of VBI Real Estate Gestão de Carteiras S.A. (VBI) for cash and other consideration of $29.2 million on July 1, 2022 and (ii) 100% of Igah Partners LLC (“Igah”) for cash and other consideration of $20.6 million on December 1, 2022. The Company accounted for these acquisitions as business combinations and the purchase price paid for the assets acquired and liabilities assumed was allocated based on relative fair values, which resulted in the recognition of combined $33.9 million of goodwill at December 31, 2022, of which $15.5 million was allocated to VBI and $18.4 million to Igah.
Both acquisitions included deferred consideration payable to the selling shareholders, which was recorded at fair value at the acquisition date and totaled $23.9 million at December 31, 2022. At December 31, 2022, the Company had recorded $9 million of contingent consideration payable to the selling shareholders of VBI, which is based on the future growth of VBI’s fee earning assets under management (AUM), and is accounted for at fair value through profit or loss.
Additionally, in connection with the VBI acquisition, the Company received a call option to purchase the remaining non-controlling interest in VBI in the future, with an exercise price based on a pre-determined formula based on the value of AUM of VBI. In the event the Company does not exercise its call option by the third anniversary of the closing date, the VBI shareholders have the option to sell the remaining non-controlling interest to the Company between the third and fourth anniversary of the closing date. These option arrangements were measured initially at estimated fair value and are included as part of the consideration in the business combination. The VBI call option is recorded as a derivative financial asset and recorded at fair value, based on a Monte Carlo simulation, with changes in fair value recorded through profit and loss. The VBI put option is accounted as a financial liability recognized initially at the present value of the estimated redemption amount payable on exercise of the VBI put option and subsequently measured at amortized cost. At December 31, 2022 the Company recorded a derivative financial asset of $6.3 million related to the VBI call option and a financial liability related to the VBI put option of $65.5 million.
These business combinations were considered significant unusual transactions and required management to make significant judgments and assumptions related to the Company’s application of IFRS 3 - Business Combinations, including measuring and recording the fair values of the consideration payable, the businesses and the assets acquired and liabilities assumed, as well as the related put and call options. This also required management to make significant estimates using valuation models and techniques and significant assumptions about discount rates and forecasts of future revenues and operating margins, as well as projections of estimated future AUM of the acquired businesses. Changes in these assumptions could have a significant impact on purchase price allocations, including the amount of the goodwill identified.
We identified the business combinations of VBI and IGAH as a critical audit matter because of the significant judgments and assumptions made by management to estimate the fair value of the acquired companies, including the allocation of the purchase price, and the significant management judgments and complexity involved in determining the appropriate accounting treatment, including recognition, classification and measurement of the option arrangements included in these transactions. Auditing these business combinations required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists and our specialists in technical accounting and financial reporting matters.
How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the business combinations of VBI and Igah included the following, among others:
•We tested the effectiveness of controls over significant unusual transactions, including controls over management’s assessment of the accounting treatment for the business combinations and controls over the recognition and measurement of assets and liabilities, including the put and call options, which included controls related to management’s selection of the methodologies and assumptions related to the discount rates and forecasted information used in determining estimated fair values
•We read and assessed the relevant contractual documents, including purchase and sale agreements and related shareholders agreements, as well as other documents including board of directors minutes, to understand and evaluate the business purpose and the critical terms, rights and obligations associated with the transactions.
•We read and assessed the Company´s technical accounting analysis, which was prepared by external accounting specialists, including management’s judgments and conclusions.
•We discussed the technical accounting analysis with management and its external accounting and valuation specialist, and inquired and challenged the significant judgements and assumptions, based on our understanding of the transaction and our reading of the related documents, considering the relevant accounting guidance and any contradictory evidence.
•With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) current market data, (3) model simulation for the fair value of the options arrangements, and (4) discount rate, including testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing our estimates to those used by management.
•With the assistance of our specialists in technical accounting and financial reporting matters, we assessed management’s conclusions as the recognition, measurement and classification of the VBI put and call options, including presentation of the non-controlling interest in VBI.
•We evaluated the objectivity and competence of the Company’s external accounting and valuation specialists.
•We evaluated the adequacy of the Company´s disclosures in the financial statements related to the transactions.

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
April 27, 2023
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

To the Shareholders and the Board of Directors of Patria Investments Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Patria Investments Limited and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the consolidated financial statements as of and for the year ended December 31, 2022 of the Company, and our report, dated April 27, 2023, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting management excluded from its assessment the internal control over financial reporting at VBI Real Estate Gestão de Carteiras S.A.(“VBI”) and Igah Partners LLC (“Igah”), which were acquired on July 1, 2022 and November 30, 2022, respectively, and whose combined financial statements constitute approximately 1% of the Company’s total assets as of December 31, 2022 and approximately 2% of the Company’s net revenue and net income for the year ended December 31, 2022. Accordingly, our audit did not include the internal control over financial reporting at VBI and Igah.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, April 27, 2023

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

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
© 2022. For information, contact Deloitte Touche Tohmatsu Limited.

Patria Investments Limited
Consolidated Statement of Financial Position
As of December 31, 2022 and December 31, 2021
(In thousands of United States dollars – US$)

Assets	Note	12/31/2022	12/31/2021
Cash and cash equivalents	6	26,519	15,264
Short term investments	12(a)	285,855	151,866
Client funds on deposit	7	23,639	78,163
Accounts receivable	8	125,405	97,119
Project advances	9	5,693	3,199
Recoverable taxes	11	5,672	3,152
Other current assets	10	6,853	3,559
Current assets		479,636	352,322
Accounts receivable	8	6,254	10,996
Deferred tax assets	18	1,749	3,446
Project advances	9	947	736
Other non-current assets	10	1,948	3,227
Long-term investments	12(b)	35,257	18,278
Derivative financial instruments	12(d)	6,322	—
Investments in associates	12(c)	7,977	—
Property and equipment	13	24,627	13,408
Intangible assets	14	411,521	358,908
Non-current assets		496,602	408,999
Total assets		976,238	761,321

Liabilities and equity	Note	12/31/2022	12/31/2021
Client funds payable	7	23,639	78,163
Consideration payable on acquisition	20(b)	33,187	16,437
Personnel and related taxes payable	15	27,076	37,764
Taxes payable	16	878	3,889
Derivative financial instruments	12(d)	1,053	—
Commitment subject to possible redemption	20(c)	234,145	—
Carried interest allocation	22(a)	10,370	11,582
Other current liabilities	17	7,652	8,391
Current liabilities		338,000	156,226
Consideration payable on acquisition	20(b)	33,414	27,812
Personnel liabilities	15	1,724	5,252
Carried interest allocation	22(a)	2,080	—
Gross obligation under put option	20(d)	73,428	—
Other non-current liabilities	17	14,134	7,746
Non-current liabilities		124,780	40,810
Total liabilities		462,780	197,036
Capital	28(a)	15	15
Additional paid-in capital	28(b)	485,180	485,180
Other reserves	28(d)	1,495	764
Retained earnings		77,576	87,948
Cumulative translation adjustment	28(f)	(11,478)	(9,622)
Equity attributable to the owners of the Company		552,788	564,285
Non-controlling interests	28(g)	(39,330)	—
Equity		513,458	564,285
Total liabilities and equity		976,238	761,321
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Income Statement
For the years ended December 31, 2022, 2021 and 2020
(In thousands of United States dollars - US$, except earnings per share)

	Note	2022	2021	2020
Net revenue from services	21	258,877	235,515	115,017

Personnel expenses	22	(69,779)	(47,604)	(27,229)
Carried interest allocation	22	(10,171)	(30,204)	—
Deferred consideration	28	(24,444)	(2,037)	—
Amortization of intangible assets	22	(17,379)	(6,973)	(6,007)
General and administrative expenses	23	(31,150)	(14,332)	(14,573)
Share of equity-accounted earnings	12(c)	(2,351)	—	—
Other income/(expenses)	24	(9,265)	(12,506)	(2,040)
Net financial income/(expense)	25	8,115	(287)	(192)
Net income before income tax		102,453	121,572	64,976
Income tax	26	(8,349)	(381)	(3,136)
Net income for the year		94,104	121,191	61,840
Attributable to:
Owners of the Company		92,957	122,476	62,209
Non-controlling interests	28(g)	1,147	(1,285)	(369)
Basic earnings per thousand shares	28(e)	0.63141	0.90066	0.53170
Diluted earnings per thousand shares	28(e)	0.63139	0.90066	0.53170
The accompanying notes are integral parts of these consolidated financial statements.
Refer to note 2(c) for change in presentation of Consolidated Income Statement.

Patria Investments Limited
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2022, 2021 and 2020
(In thousands of United States dollars - US$)

	2022	2021	2020
Net income for the year	94,104	121,191	61,840
Items that will be reclassified to the income statement:
Currency translation adjustment	(1,856)	(3,378)	(1,863)
Currency translation adjustment – non-controlling interests	1,284	(88)	(1,911)

Total comprehensive income	93,532	117,725	58,066
Attributable to:
Owners of the Company	91,101	119,098	60,346
Non-controlling interests	2,431	(1,373)	(2,280)
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020
(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Other reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
Balance at December 31, 2019		1	1,557	—	85,483	(5,884)	81,157	7,590	88,747
Cumulative translation adjustment		—	—	—	(1,503)	(360)	(1,863)	(1,911)	(3,774)
Net income for the year		—	—	—	62,209	—	62,209	(369)	61,840
Dividends declared		—	—	—	(23,259)	—	(23,259)	—	(23,259)
Dividends paid		—	—	—	(60,929)	—	(60,929)	(3,552)	(64,481)
Balance at December 31, 2020		1	1,557	—	62,001	(6,244)	57,315	1,758	59,073
Cumulative translation adjustment		—	—	—	—	(3,378)	(3,378)	(88)	(3,466)
Share Split		11	(11)	—	—	—	—	—	—
Capital issuance	28(a)	3	510,296	—	—	—	510,299	—	510,299
Transaction costs	28(a)/28(b)	—	(27,047)	—	—	—	(27,047)	—	(27,047)
Net income for the year		—	—	—	122,476	—	122,476	(1,285)	121,191
Dividends declared and paid	28(c)	—	—	—	(96,529)	—	(96,529)	—	(96,529)
Grant of share based incentive plan	28(d)	—	—	764	—	—	764	—	764
Changes in interest of subsidiaries		—	385	—	—	—	385	(385)	—
Balance at December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	—	564,285
Cumulative translation adjustment		—	—	—	—	(1,856)	(1,856)	1,284	(572)
Net income for the year		—	—	—	92,957	—	92,957	1,147	94,104
Dividends declared and paid	28(c)	—	—	—	(103,329)	—	(103,329)	—	(103,329)
Share based incentive plan	28(d)	—	—	731	—	—	731	—	731
Non-controlling interests on acquisition of subsidiaries	28(g)	—	—	—	—	—	—	13,729	13,729
Gross obligation under put option	28(g)	—	—	—	—	—	—	(55,490)	(55,490)
Balance at December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Cash Flows
For the years ended December 31, 2022, 2021 and 2020
(In thousands of United States dollars - US$)

	Note	2022	2021	2020
Cash flows from operating activities
Net income for the period		94,104	121,191	61,840
Adjustments to net income for the year
Depreciation expense		3,825	1,783	1,680
Amortization expense	23	17,379	6,973	6,007
Net financial investment income	26	(2,345)	(355)	(366)
Unrealized (gains)/losses on long-term investments	26	(5,322)	(226)	91
Unrealized (gains)/losses on derivative financial instruments		(2,990)	—	—
Contingent consideration adjustments	25	(12,322)	—	—
Gross obligation under put - unwinding	25	3,533	—	—
Deferred consideration adjustments	25	729	—	—
Interest expense on lease liabilities	26	1,807	1,022	869
Transaction costs allocated – SPAC	25	315	—	—
IPO expenses accrual	25	—	270	—
Deferred income taxes expense	27	1,565	(1,311)	2,245
Current income taxes expense	27	6,784	1,692	891
Share of equity accounted earnings	12(c)	2,351	—	—
Share based incentive plan	22	731	764	—
Other non-cash effects		124	365	(243)
Changes in operating assets and liabilities
Accounts receivable		(23,067)	(62,745)	(22,560)
Projects advances		(2,896)	(2,173)	4,537
Recoverable taxes		(2,423)	(2,570)	(326)
Personnel and related taxes payable		(12,877)	27,596	1,144
Carried interest allocation		868	11,582	—
Deferred consideration payable on acquisition	20(b)	24,444	2,037	—
Taxes payable and deferred taxes		(8,620)	1,182	185
Payment of income taxes		(621)	(221)	(1,833)
Other assets and liabilities		1,238	1,905	(716)
Payment of placement agent fees	14	(5,263)	(1,200)	(750)
Net cash provided by operating activities		81,051	107,561	52,695
Cash flows from investing activities
Decrease (increase) in short term investments		108,855	(141,745)	9,511
Decrease (increase) in short-term investment – loan		—	—	13,031
Decrease (increase) in long-term investments		(12,069)	(17,873)	1,629
Investment into SPAC trust account		(236,900)	—	—
Payment of business acquisition payable	20(b)	(16,437)	—	—
Acquisition of property and equipment	13	(5,439)	(1,551)	(163)
Acquisition of software and computer programs	14	(1,273)	(292)	(497)
Acquisition of investments in associates	12(c)	(7,789)	—	—
Acquisition of subsidiaries, net of cash acquired	29	(18,295)	(122,767)	—
Net cash provided by/used in investing activities		(189,347)	(284,228)	23,511
Cash flows from financing activities
IPO proceeds	28(b)	—	302,722	—
IPO transaction costs		—	(3,204)	—
IPO proceeds – SPAC *	5(o)	230,000	—	—
IPO transaction costs – SPAC		(4,665)	—	—
Dividends paid	28(c)	(103,329)	(119,788)	(64,481)
Lease payments	20(a)	(1,652)	(832)	(893)
Interest paid on lease liabilities	20(a)	(1,807)	(1,007)	(865)
Net cash provided by/used in financing activities		118,547	177,891	(66,239)
Foreign exchange variation on cash and cash equivalents in foreign currencies		1,004	(12)	(35)
Increase in cash and cash equivalents		11,255	1,212	9,932
Cash and cash equivalents at the beginning of the year	6	15,264	14,052	4,120
Cash and cash equivalents at the end of the year	6	26,519	15,264	14,052
Increase in cash and cash equivalents		11,255	1,212	9,932
Non-cash operating and investing activity
Transfer of long-term investment with a corresponding decrease in liability		—	300	—
Addition of right of use assets		5,009	8,783	137
Accrued placement agent liabilities with a corresponding increase in intangible		—	—	1,250
Dividends declared		—	—	23,259
IPO transaction costs decrease in assets with corresponding decrease in equity		—	624	—
IPO transaction costs accrual increase in liability with corresponding decrease in equity		—	427	—
Changes in interest of subsidiaries		—	385	—
Acquisition of subsidiaries through share issuance		—	184,789	—
Contingent consideration payable on acquisition		9,072	25,775	—
Consideration payable on acquisition		18,156	16,437	—
VBI - Gross obligation under put option		65,544	—	—
Igah – Gross obligation under put option		7,666	—	—
*Includes proceeds received for derivative financial instruments included in Units issued by SPAC
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1    General information
Patria Investments Limited (the "Company") was established on July 6, 2007 in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company also transferred its headquarters from Bermuda to the Cayman Islands on October 12, 2020. Since then, the Company's obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.

On January 21, 2021, the Company completed its initial public offering ("IPO") registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company's Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market ("NASDAQ-GS") on January 22, 2021, under the symbol "PAX".

The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.95% of the Company's common shares as of December 31, 2022 (December 31, 2021: 55.6%). The Parent is ultimately controlled by a group of individuals.

The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as its flagship infrastructure development funds (its private equity approach applied to infrastructure assets), co-investment funds (focused on companies from its flagship funds), constructivist equity funds (applying its private equity approach to listed companies), credit funds (through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”)), real estate funds (increased in 2022 with the acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”) acquisition – note 29) and venture capital funds (through business combination in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”) – note 29).

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).

The Group's main executive office is located at 18 Forum Lane, Grand Cayman, Cayman Islands.

Management has considered the consequences of inflationary pressures, the ongoing war between Russia and Ukraine and other events and conditions. It has determined that they do not create a material uncertainty that casts significant doubt upon the Company’s and Group’s ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.
These consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 include the financial information regarding the Company and its subsidiaries, as described in note 5.
2    Presentation of financial statements
a.    Statement of compliance and basis of preparation
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (“IASB”), which include the standards issued by IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).
The board of directors approved the consolidated financial statements on April 26, 2023.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.    Functional and presentation currency
The consolidated financial statements are presented in United States dollars (USD). The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption “Cumulative Translation Adjustment.”
For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 4 and note 5 for the functional currency determined for each entity.
c.    Change in Consolidated Income Statement presentation

The Group has revised the presentation of its Consolidated Income Statement in accordance with IAS 1. Previously, the Consolidated Income Statement provided a classification of expenses based on its function within the Company. Management has concluded that a classification of expenses based on its nature provides a more meaningful representation of the financial performance of the Group.

This change in presentation has no impact on the Group’s prior years reported net income, earnings per share, consolidated statement of cash flows and consolidated statement of changes in equity.
d.    Use of estimates and judgments
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
The most significant accounting estimates and corresponding assumptions are the following:
(i)employee profit-sharing, long-term benefits, and bonus accruals, where management considered the expected results and targets to estimate the accruals;
(ii)the useful lives of tangible and intangible assets and impairment analysis of such assets;
(iii)recoverability of deferred tax assets, using projections of future cash flows and anticipated income and expenses growth rates, as well as considering the timing of utilization of net operating losses, temporary differences and applicable caps for compensation;
(iv)the assessment and measurement of risk regarding provisions and contingencies, where management, supported by the opinion of its legal counsel, determined the likelihood of losses and the probable cash outcome expected for each claim;
(v)revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;
(vi)the fair value of financial instruments, and the share based incentive plan, using inputs that are primarily unobservable;
(vii)fair values of identifiable assets and contingent consideration from business combination transactions and consideration transferred as part of the purchase price allocation;
(viii)recoverable amounts of cash-generating units, including goodwill.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate and advisory and distribution.
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

Control is achieved when the Company not only has power to direct the financial and operating policies of the investee or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee. Thus, an investor or an entity with decision-making rights shall determine whether it is a principal or an agent. An investor or an entity that is an agent does not control an investee when it exercises decision-making rights delegated to it. In these situations, the Company may invest in certain investment funds that it manages holding investment fund units with the same rights as the other investment fund investors. The investment funds and their investees are not consolidated by the Company, given that they operate as agents. These investments did not give the Company control nor significant influence over the respective investment funds.

Additionally, although the Group may exercise some level of significant influence over investments held in other investment funds in which it invests, it does not have control over the underlying portfolio companies held by those funds. Therefore, these investments are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”) in accordance with IFRS 9 – Financial Instruments. Details of these investment funds are included in note 12.

For the purpose of these consolidated financial statements, the intercompany balances are eliminated, as well as any unrealized income and expenses arising from transactions between the subsidiaries and the Company, if any.

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.    Investments in associates
Associates are companies in which the Group holds an interest and over which the Group has a significant influence but does not have control. In assessing significant influence, the Group considers the investment held and its power to participate in the financial and operating policy decisions of the investee through its voting or other rights. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method unless elected to be measured at fair value through profit or loss in accordance with IFRS 9.
Under the equity method, an investment in an associate is recognized initially in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associate or joint venture. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment, net of any cumulative impairment loss.
The Group applies the approach to include both payments and contingent variable payments in the carrying amount of the investment at the acquisition date.
c.    Business combinations
Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The purchase consideration of the acquisition of a subsidiary as of its relevant acquisition date, comprises of:
•fair values of the assets transferred
•liabilities incurred to the former owners of the acquired business
•equity interests issued by the Group, and
•fair value of any assets or liability resulting from a contingent consideration arrangement.
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.    Cash and cash equivalents
Cash and cash equivalents represent cash on hand, cash held in banks and short‑term, highly liquid investments (maturity equal to or less than 90 days from the date of acquisition) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash is measured at amortized cost that approximates fair value. Cash equivalents are recorded at fair value based on the share price as of the reporting date.
e.    Client funds on deposit and client funds payable
Client funds on deposit include amounts representing cash held with Chilean financial institutions for clients of Moneda Corredores de Bolsa Limitada (“MCB”). It consists of accounts in which clients maintain a cash balance or transactions where the settlement date for the purchase of securities has not yet occurred. Amounts are due from clients on the settlement date of the transaction for cash accounts. Settlement of transactions take place within a period not exceeding 3 days. These activities are in accordance with the Comision para el Mercado Financiero (“CMF”) in Chile and other regulatory authorities and are subject to MCB’s monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client funds payable.
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
Non-derivative financial instruments comprise of cash, short and long-term investment, client funds, accounts receivable and other liabilities. Lease obligations, while not considered financial instruments under accounting standards, are also included in our analysis of financial instruments for liquidity risk purposes.
Derivative financial instruments are financial contracts, the value of which is derived from the value of the underlying assets, interest rates, indexes or currency exchange rates. Derivative financial instruments are also classified as securities unless they are designated as effective hedging instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Derivative financial instruments are classified in the Group’s Consolidated Statement of Financial Position as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
(i)Financial assets
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
•amortized cost
•fair value through profit or loss (FVTPL)

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•fair value through other comprehensive income (FVOCI).
In the years presented, the Group does not have any financial assets designated as FVOCI or financial assets designated as hedging instruments.
The classification is determined by both:
•the entity’s business model for managing the financial asset
•the contractual cash flow characteristics of the financial asset.
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
(ii)Financial liabilities
All financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss. After initial recognition, an entity cannot reclassify any financial liability.
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. It is treated as the derecognition of the original liability and the recognition of a new liability when an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss
g.    Impairment losses
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
h.    Gross obligation under put option
The Group has granted put options to non-controlling interest shareholders of certain consolidated subsidiaries. Liabilities from put options granted represent contracts that impose (or may potentially impose) an obligation on the Group to purchase its own equity instruments (including the shares of a subsidiary) for cash or another financial asset. Pending specific guidance from IFRSs regarding this issue, the Group recognizes these commitments as follows:
Put option liabilities (net of any proceeds received) are initially raised in equity at the present value of the expected redemption amount payable and recorded as a liability in the statement of financial position. The present value is based on a discounted cash flow model, market multiples or a recent transaction during the current year in which the equity value was determined. This applies regardless of whether the Group has the discretion to settle in its own equity instruments or cash. Management’s judgements and estimates relate to the inputs used in determining the present value of the expected redemption amount payable.
In accordance with IAS 32, the Group has decided to apply as an accounting policy choice, the classification of the gross obligation arising from business combination in equity as part of non-controlling interest where the non-controlling interest shareholders still have an economic interest in the underlying business results.
In the event the non-controlling interest shareholders do not have an economic interest in the underlying business results, the Group, recognizes the gross obligation under the put option as disclosed above and the corresponding non-controlling interests are eliminated.
Subsequent revisions to the expected redemption amount payable as well as the unwinding of the discount related to the measurement of the present value of the granted put option liability, are recognized in equity through profit and loss. Where a granted put option expires unexercised or is cancelled, the carrying value of the financial liability is reclassified to the non-controlling reserve in equity. The difference between the carrying amount of the discharged liability and reserve recognized on acquisition of control from business combination is recorded in equity through profit or loss.
i.    Property and equipment
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
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
The estimated useful lives per category are as follows:

Facilities	10 years
Machinery and equipment	10 years
Furniture and fixtures	10 years
Building improvements	10 years
Office equipment - Electronic equipment	5 years
Office equipment - IT equipment	5 years
Office equipment - Telephone equipment	5 years
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
j.    Intangible assets
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
The Group has the following intangible assets with finite useful lives:
(i)placement agent fees, which are amortized over the terms of the respective investment funds, with average estimated term of 10 years;
(ii)software, with estimated useful life of 5 years;
(iii)contractual rights to earn future fee income relating to the acquisition of P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”), which are amortized over the respective contractual periods of the underlying investment funds of 8 years and 12 years respectively; and
(iv)intangible assets acquired through business combination are recognized at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Amortization details are included under note 14 of the Financial Statements.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use. The gain or loss from derecognition is recognized in profit or loss.
Goodwill

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Goodwill in a business combination is recognized at the acquisition date when the purchase consideration, and the recognized amount of non-controlling interests exceeds the fair value of the identifiable net assets of the entity acquired. If the purchase consideration is lower than the fair value of the identifiable net assets of the acquiree (a gain from bargain purchase), the difference is recognized in the income statement. The gain or loss on the disposal of an entity is calculated after consideration of attributable goodwill. Goodwill is carried at cost less accumulated impairment losses.
Goodwill is not amortized but is reviewed at least annually for impairment. Goodwill is allocated to cash-generating units or groups of cash-generating units, expected to benefit from the business combination in which the goodwill arose.
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
k.    Employees’ benefits
(i)Short-term employee benefits
Current benefits are paid within twelve months and include salaries, social security contributions, bonuses and profit sharing, including carried interest allocations (excluding allocations payable after 12 months from reporting date). These benefits are recognized on an accrual basis.
The Group annually recognizes a provision for profit sharing, according to conditions approved by Management. These amounts are recorded as ‘Personnel expenses’ in the income statement.
(ii)Long-term employee benefits - long term incentive program
The long-term incentive plan (“LTIP”) is designed to retain key employees as well as provide alignment between them and the Company’s shareholders.
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
The vesting conditions for grants under the LTIP are determined by the administrator of the LTIP (the “Administrator”) and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the Administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

subject to performance conditions as specified by the Administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the Administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by two board members appointed by the board of directors for the administration and implementation of the LTIP.
Share based incentive plan – equity incentive program
Under the LTIP, the Company has share based incentive plans of which Performance Restricted Units (“PSUs”) are granted to eligible participants and subject to achieving vesting conditions, are convertible into Class A common shares.
The vesting conditions can be divided into two groups, time vesting conditions and market performance conditions.
The vesting period (time vesting conditions) is divided in three tranches as follows:
•third anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.
•fourth anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.
•fifth anniversary of the grant date, upon which one third (1/3) of the PSUs will become time vested.
As a market performance condition, the final number of Class A common shares delivered to the participants is also dependent on the Total Shareholder Return (“TSR”), including share price growth and dividends in comparison to a peer group. If TSR in comparison to the share price at the beginning of the grant is equal to or exceeds at least 8% per year at the end of the 3rd, 4th and 5th year grant anniversary, the PSUs are delivered to the participant. In addition to that, if the TSR is equal or above the TSR of a determined peer group at the end of the last vesting period, each participant shall be entitled to receive an additional number of PSUs (“boost grant”) equal to twenty per cent (20%) of the total number of PSUs originally granted to the participant.
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
The total amount to be expensed is determined by reference to the fair value of the shares granted at the grant date, which is also based on:
•TSR; and
•The impact of any time vesting conditions (i.e. remaining an employee of the entity over a specified time).
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Equity reserves for the share based incentive plan do not include any tax benefits on total share based incentive plan expense. The tax benefits will be considered when the PSUs shares are converted into Class A common shares.
The Monte Carlo simulation model best reflects the market condition regarding the TSR of the Company in comparison to a minimum TSR of 8% per year, and also in comparison with a peer group. To estimate future share prices of the Company and its peer group, the model considers the share price on the grant date, the expected volatility, an estimated correlation between share prices and United States Treasury Bonds as the risk free interest rate.
(iii)     Other long-term employee benefits – Officers’ Fund
The Officers’ Fund Plan has been established to provide employees with an opportunity to receive a cash benefit based on the performance of the Group. The Officers’ Fund Plan is administered by the Company through a limited liability entity (the "Officers' Fund") registered as an administered investment fund under the laws of the Cayman Islands. The Officers’ Fund Plan is, in substance, a long-term benefit within the scope of IAS 19 – Employee Benefits, as it is not based on the changes in fair value of the Group’s equity (note 31(b)).
l.    Provisions, contingent assets and contingent liabilities
The recognition, measurement and disclosure of contingent assets and contingent liabilities and legal obligations are performed based on the criteria set forth in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.
•Contingent Assets: are not recognized, except if the realization of the asset is virtually certain.
•Provisions: are recognized in the financial statements when, based on Management’s assessment supported by the opinion of the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered probable, and whenever the amounts involved can be reliably measured.
•Contingent Liabilities: are disclosed in the notes to the financial statements when, based on Management’s assessment supported by the opinion of the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered possible. The contingent liabilities for which the risk of an unfavorable outcome in a judicial or administrative proceeding is considered remote are neither accounted for nor disclosed.
m.    Leases
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
The Group does not hold lease contracts as a lessor. For the contracts in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the commencement date. A right-of-use asset is measured at cost at the commencement date, which comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Group; and (d) an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

commencement date, the Group measures the right‑of‑use asset at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusts it for any remeasurement of the lease liability.
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
The Group did not have contracts eligible as short-term leases and leases for which the underlying asset is of low value exemptions. The Group has rental agreements for its offices in the Cayman Islands, United Kingdom, Uruguay, Brazil and Chile within the scope of IFRS 16.
n.    Revenues
The Group’s revenues from services consist of (i) management fees, (ii) performance fees, (iii) incentive fees, (iv) advisory fees and (v) other ancillary services fees, reported net of applicable taxes.
The Group follow a five step guidance to recognize revenue in accordance with IFRS 15 – Revenue from Contracts with Customers: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.
Management fees primarily relate to management of investment funds and are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant Limited Partnership Agreement or Private Placement Memorandum. Management fees are recognized when the services are provided, throughout the year that the Group provides the services to the investment fund. As manager of the investment funds, the Group may, at its sole discretion, decrease the percentage or amount of fees being paid by the investment funds directly or indirectly to the Group or fully waive the payment of fees paid by the investment funds, for a determined period of time or until the maturity of the investment funds, revenue is not recognized in such cases. Any rebates related to repayments of management fees are presented net within gross management fees in the Group's income statement.
Incentive fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.
Performance fees and other performance-based fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of the Group's control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group, whereby the performance fee has then crystallized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the crystallization date.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.
o.    Financial income and expenses
Financial income primarily comprises of interest income and gains on short and long-term investments, gains from derivative instruments and foreign exchange gains in monetary items.
Financial expenses primarily include losses on short and long-term investments, losses from derivative instruments, interest expenses, foreign exchange losses in monetary items and banking costs on financial transactions, recognized on an accrual basis.
p.    Income tax expenses – current and deferred
Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.
The income tax basis and the current tax rates are determined according to criteria established by the prevailing tax law applicable to the Company and its subsidiaries, which are described in note 27. Income taxes are calculated based on enacted tax rates of 25% of income tax and 9% of social contribution for Brazilian subsidiaries and 27% of income tax for Chilean subsidiaries. Net operating losses of Brazilian subsidiaries have no statute of limitations but are limited to 30% of the annual taxable profits. An indefinite carryforward of losses is allowed for Chilean subsidiaries. Temporary differences for all subsidiaries have no statute of limitation and no limitation for offsetting.
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
q.    Foreign-currency transactions
Transactions denominated in foreign currencies (i.e., in any currency other than the respective functional currencies of the Group entities) are translated at the time of occurrence.
Monetary items are retranslated at each reporting date using the rates prevailing at that date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date the fair value was determined. Non monetary items that are measured in terms of historical cost are not retranslated at each reporting date.
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
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

r.    Dividends
Dividend distribution to the Company’s shareholders is recognized directly in equity in the Group’s consolidated financial statements in the period in which the dividend is declared. For purposes of the consolidated statement of cash flows, dividends paid are included as cash flows from financing activities.
s.    Amendments to IFRSs that are mandatorily effective for annual periods beginning on January 1, 2022
The Group has evaluated and adopted, when applicable, the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022:
•Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use
•Amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts — Cost of Fulfilling a Contract
•Amendments to IFRS 3 Business Combinations: Reference to the Conceptual Framework, and
•Annual Improvements to IFRS Standards 2018–2020 (IFRS9, IFRS 16, IFRS 1 and IAS 41).
The amendments listed above did not have a material impact on these consolidated financial statements and are not expected to significantly affect the current or future periods.
t.    New standards and interpretations not yet adopted– applicable and mandatory for fiscal years beginning on or after January 1, 2023
Certain new accounting standards and interpretations have been published that are not yet effective and have not been early adopted by the Group. These standards are not expected to have a material impact if applicable to the Company in the current or future reporting periods and on foreseeable future transactions. The following standards and interpretations apply for the first time to financial reporting periods commencing on or after January 1, 2023:
•IFRS 17 – Insurance Contracts.
•Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies
•Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates, and
•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

5    Group Structure
a. Consolidation and subsidiaries
The consolidated financial statements include the entities listed below, which are the Company’s direct or indirect subsidiaries:

		Functional Currency	Equity interest (direct or indirect) (%)
			December 31, 2022	December 31, 2021
Subsidiaries
Patria Finance Ltd.	(a)	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	(b)	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	(b)	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	(b)	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	(b)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	(b)	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	(b)	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	(b)	USD	100.00%	100.00%
Patria Investments UK Ltd.	(c)	GBP	100.00%	100.00%
Patria Investments US LLC	(d)	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	(e)	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	(b)	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	(f)	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.	(b)	USD	100.00%	100.00%
Pátria Investimentos Ltda.	(g)	BRL	100.00%	100.00%
Patria Investments Latam S.A.	(h)	USD	100.00%	100.00%
Patria Investments Uruguay S.A.	(i)	USD	100.00%	100.00%
Patria Investments Cayman Ltd.	(j)	USD	100.00%	100.00%
Patria Investments Chile SpA	(k)	CLP	100.00%	100.00%
Patria Investments Hong Kong, Ltd.	(l)	HKD	100.00%	100.00%
Patria Farmland General Partner, Ltd.	(w)	USD	—%	100.00%
Platam Investments Brazil Ltda.	(m)	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner, Ltd.	(w)	USD	—%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.	(b)	USD	100.00%	100.00%
PI General Partner V Ltd.	(b)	USD	100.00%	100.00%
PPE General Partner VII, Ltd.	(b)	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.	(b)	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.	(b)	USD	100.00%	100.00%
Patria SPAC LLC	(n)	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(o)	USD	100.00%	100.00%
Moneda Asset Management SpA	(p)	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada	(q)	CLP	100.00%	100.00%

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Moneda S.A. Administradora General De Fondos	(b)	CLP	100.00%	100.00%
Moneda II SpA	(r)	USD	100.00%	100.00%
Moneda International Inc.	(b)	USD	100.00%	100.00%
Moneda USA Inc.	(s)	USD	100.00%	100.00%
Patria KMP Cayman I	(t)	USD	100.00%	—%
VBI Real Estate Gestão de Carteiras S.A.	(u)	BRL	50.00%	—%
VBI Administração Fiduciaria e Gestão Ltda	(v)	BRL	50.00%	—%
BREOF Partners Ltda	(v)	BRL	50.00%	—%
VBI ND Emp Imob Ltda	(v)	BRL	50.00%	—%
VBI ND II Emp Imob Ltda	(v)	BRL	50.00%	—%
VBI DATA CENTER Emp Imob Ltda	(v)	BRL	50.00%	—%
Igah Partners LLC	(x)	USD	100.00%	—%
e.Bricks Ventures III GP, LLC	(x)	USD	100.00%	—%
Igah Carry Holding Ltd	(y)	USD	100.00%	—%
PEVC General Partner IV, Ltd.	(z)	USD	100.00%	—%
Patria Real Estate Latam S.A.S	(aa)	USD	100.00%	—%
“USD” United States dollars, “BRL” Brazilian Real, “GBP” Pound Sterling, “CLP” Chilean peso, “COP” Colombian peso, “HKD” Hong Kong Dollar
"KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands

(a)Patria Finance Ltd.: responsible for managing investment funds and providing financial advisory services to clients around the world. It also provides accounting and finance support to the Group
(b)These entities serve as managers of investment funds.
(c)Patria Investments UK Ltd.: engages in the development of investor relations.
(d)Patria Investments US LLC: engages in the development of investor relations and marketing services and certain back-office services.
(e)Patria Investments Colombia S.A.S.: engages in advisory services related to asset management of investment funds and investments in private equity and infrastructure areas and investor relations and marketing services.
(f)Infrastructure III SLP Ltd.: serves as manager of investment funds and provides financial advisory services.
(g)Pátria Investimentos Ltda. ("PILTDA"): engages in asset management, fund administration, consulting, and planning services related to asset management and the organization and performance of transactions in the commercial and corporate sectors.
(h)Patria Investments Latam S.A.: serves as a holding company for the Group investing activities.
(i)Patria Investments Uruguay Agente de Valores S.A. (formerly Patria Investments Uruguay S.A.): provides advisory services related to asset management of investment funds and investor relations and marketing services
(j)Patria Investments Cayman Ltd.: serves as a holding company for the Group investing activities.
(k)Patria Investments Chile SpA: engages in advisory services related to asset management of investment funds, investments in infrastructure, and investor relations and marketing services.
(l)Patria Investments Hong Kong, Ltd.: engages in developing investor relations and marketing services.
(m)Platam Investments Brazil Ltda.: provides advisory services to the Group.
(n)Patria SPAC LLC: serves as a holding company and sponsor of SPAC Patria Latin American Opportunity Acquisition Corp.
(o)Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO, announced the closing of its IPO. The registration statement on Form S-1 relating to the securities referred to therein

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.
The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value $0.0001 per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds from the issuance of US$ 230,000,000.
SPAC Class A Ordinary Shares are classified as a liability in accordance with IAS32 per IFRS and based on the terms of the issuance that permits redemption by holders of SPAC Class A Ordinary Shares.
Holders of the SPAC Class A Ordinary Shares and holders of the SPAC Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of PLAO’s shareholders, except when not permitted by law or stock exchange rule; provided that only holders of the SPAC Class B Ordinary Shares shall have the right to vote on the appointment and removal of PLAO’s directors prior to the initial business combination or continuing PLAO in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents of PLAO or to adopt new constitutional documents of PLAO, in each case, as a result of PLAO approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands).
Restrictions on the Group’s ability to access or use assets and settle liabilities are included in notes 12(a) and 20(c).
As of December 31, 2022, the Group has not selected any business combination target for PLAO. The expectation is to consummate a business combination as soon as the Group identifies a target company. Should PLAO not complete the initial business combination within 15 months from the closing of PLAO’s IPO (or up to 21 months if the period of time to consummate the initial business combination is extended in accordance with the terms described in the PLAO’s final prospectus), the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account, as disclosed in note 12(a)
(p)Moneda Asset Management SpA (“MAM I”): serves as a holding company of Moneda S.A. Administradora General de Fondos and Moneda Corredores de Bolsa Limitada.
(q)Moneda Corredores de Bolsa Limitada (“MCB”): a stockbroker that manages private client mandates.
(r)Moneda II SpA (“MAM II”): serves as a holding company of Moneda International Inc. and Moneda USA Inc.
(s)Moneda USA Inc.: serves as an investment adviser.
(t)Patria KMP Cayman I: incorporated on June 20, 2022 and serves as a holding company for the Group’s investing activities.
(u)VBI Real Estate Gestão de Carteiras S.A. (“VBI”): a subsidiary of the Group acquired through a business combination (note 29) and serves as manager of real estate investment trusts of the Group.
(v)Fully owned direct subsidiaries of VBI, to complement real estate investment activities of VBI.
(w)Entities with limited or no activity were dissolved during 2022 and had no significant accounting impact.
(x)Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination and serves as manager of venture capital related funds. Additionally as disclosed in note 29 PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired.
Igah Ventures and Igah IV. are collectively referred to as “Igah”.
(y)Fully owned entities acquired as part of the business combination with Igah to complement the Group’s venture capital offering and Igah transaction structure.
(z)PEVC General Partner IV, Ltd.: incorporated on November 18, 2022 and serves as a holding company for the Group’s investing activities.
(aa)Patria Real Estate Latam S.A.S: acquired on December 15, 2022 and serves as a holding company for the Group’s investing activities.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

6    Cash and cash equivalents

	2022	2021
Cash at bank and on hand	21,372	13,383
Short-term deposits (a)	3,379	—
Shares of mutual funds (a)	1,768	1,881
Cash and cash equivalents	26,519	15,264

(a)Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

7    Client funds on deposit and client funds payable

	2022	2021

Client funds on deposit	22,490	67,687
Other receivables from clients (a)	1,149	10,476
Client funds on deposit and other receivables	23,639	78,163

	2022	2021
Client funds payable (a)	23,639	78,163
Client funds payable	23,639	78,163
(a)Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

8    Accounts receivable
Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the years presented in these consolidated financial statements.
The Group may renegotiate some trade receivables as needed based on estimated realization dates of investments funds. While this renegotiation does not have a material impact on the provision for loss, the Group continue to assess each individual receivable in accordance with the requirements of IFRS 9 to ensure that its credit risk assessment remains appropriate and up-to-date.

	2022	2021
Current (a)	125,405	97,119
Non-current (b)	6,254	10,996
Accounts receivable	131,659	108,115
(a)An amount of US$ 23.8 million reflected under current balances is related to performance fees receivable determined in accordance with the investment funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not subsequently occur. In addition, there were renegotiations of management fees of US$ 18.1 million from current year and US$ 35 million from prior years are related to management fees from PBPE Fund IV (Ontario), L.P. (“PBPE Fund IV”) and for for US $5.7 million from Patria Real Estate III. All renegotiated balances are due by December 31, 2023 noting that the receipt date was renegotiated based on the estimated date of realization of the investment funds investments.

(b)The non-current balances are performance fees receivable from Patria Infrastructure Fund III in a single installment in 2024. No interest is charged and the impact of the present value adjustment using the effective interest rate method at the date of initial recognition is not material.

9    Project advances

	2022	2021
Current	5,693	3,199
Non-current	947	736
Project advances	6,640	3,935
Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

10    Other assets

	2022	2021
Advances to employees (a)	2,585	427
Prepaid expenses (b)	3,806	2,794
Other current assets	462	338
Other current assets	6,853	3,559
Prepaid expenses (b)	95	184
Deposit/guarantee on lease agreements (e)	1,782	3,043
Other non-current assets	71	—
Other non-current assets	1,948	3,227
(a)Advances to employees increased during 2022 due to the increase in travel and business activity since the lifting of travel restrictions globally. The Group provides cash advances to employees to cover such business-related expenses.
(b)Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support services. These items will be recorded as general and administrative expenses in the period they are related to.
(c)Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

11    Recoverable Taxes

	2022	2021
Income tax recoverable	5,259	2,643
Other recoverable taxes	413	509
Recoverable Taxes	5,672	3,152

Recoverable taxes consist mainly of income taxes charged in Brazil and Chile and paid in advance.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

12    Investments
a.    Short-term investments

	2022	2021
Securities (a)	45,544	151,866
Investments held in trust account (b)	240,311	—
Short-term investments	285,855	151,866
(a)Securities are liquid investment funds, with portfolios made of term deposits, equities, government bonds, and other short-term liquid securities.
(b)Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for purposes of completing an initial business combination or redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities.
b.    Long-term investments

	2022	2021
Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	14,777	9,076
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (b)	9,463	—
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (c)	4,427	—
Patria Infra Energia Core FIP EM Infraestrutura	4,184	5,085
Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios	—	1,765
Patria Brazil Real Estate Fund II, L.P. (d)	247	768
PBPE Fund III (Ontario), L.P. (d)	15	28
Other investments	2,144	1,556
Long-term investments	35,257	18,278
Investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of December 31, 2022, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a) and (b) below) range from 0.00006% to 13.2%. (December 31, 2021: 0.00006% to 4.45%)

(a)Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is a fully owned investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. As of December 31, 2022, an investment interest of 22.1% (December 31, 2021: 22.1%) is owned in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.

(b)As part of the new investment fund launched in partnership with the Group’s associate, Kamaroopin, the Group committed capital of 64% of KMP Growth Fund II. As of December 31, 2022, KMP Growth Fund II held a 10% interest in one portfolio company, Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company.

(c)An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (13.2% of the net asset value as of December 31, 2022), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)These investments are subject to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns in the related asset. Consequently, the Group has recorded a liability in the same amount (see note 17c).

(e)Following is the breakdown of long-term investments by region:

	2022	2021

Brazil	33,490	16,550
Other	1,767	1,728
Balance	35,257	18,278
Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments

c.    Investments in associates

Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (formerly Hanuman GP, LLC) (purchased by Patria Finance Ltd.) (collectively “Kamaroopin”) are a private markets investment group. Kamaroopin was created in 2018 and currently manages four invested portfolio companies where it partners with entrepreneurs as an investor operator to drive growth.

The investment is structured in two stages. The first stage included the acquisition of a 40% minority equity stake in Kamaroopin on February 1, 2022 for US$7.8 million in cash and US$1.6 million payable per note 20(b), after which the Group pursued a joint fundraising campaign for a new growth equity fund. The second stage will result in the acquisition of the remaining 60% for a pre-determined consideration and contingent to certain requirements related to achieving fundraising objectives within 18 months of acquisition. In the event the requirements for the second stage are not satisfied, the Group and Kamaroopin would have the option to unwind the transaction or conclude a new agreement for the Group to acquire the remaining 60% interest of Kamaroopin. Between acquisition and reporting date, there have been no significant changes in the fair value of the underlying business Kamaroopin and the respective Kamaroopin option arrangements. As such the right to complete the second stage has negligible value as of December 31, 2022 (refer to note 32, events after reporting period).

A portion of the purchase price was allocated to goodwill, representing the value of expected synergies arising from the acquisition in addition to allocation to identifiable intangible assets, brands and non-contractual customer relationships. The Group incurred direct costs for the acquisition of its minority interest which were expensed as incurred. No contingent liabilities nor indemnification assets were acquired as part of the transaction or exist as of December 31, 2022 in respect of the Group’s investments in associates.

Set out below are the associates of the Group as of December 31, 2022 (none held as of December 31, 2021). The country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Kamaroopin Gestora de Recursos Ltda	Hanuman GP Cayman, LLC	Uliving Holding S.A (c)	Total
Country of incorporation	BR	KY	BR

Equity	(1)	(2)	859	856
Goodwill (a)	476	4,318	—	4,794
Non-contractual customer relationships (b)	4,221	94	—	4,315
Non-contractual customer relationships amortization*	(2,070)	(45)	—	(2,115)
Brand (b)	363	—	—	363
Brand amortization*	(35)	—	—	(35)
	2,954	4,365	859	8,178
Share of profits or (losses) from associates*	49	(125)	(125)	(201)

Total carrying amount as of December 31, 2022	3,003	4,240	734	7,977
*Amortization on identifiable intangible assets acquired from investments with significant influence are included in share of equity-accounted earnings in the consolidated income statement.
"BR" Brazil, "KY" Cayman Islands

Share of equity-accounted earnings
2022
Non-contractual customer relationships amortization	(2,115)
Brand amortization	(35)
Share of profits or (losses) from associates	(201)
Total	(2,351)

(a)     No impairment losses on goodwill have been recognized in the current year in respect of goodwill on investments in associates. The Group performs its annual impairment test at least 12 months after acquisition and when circumstances indicates that the carrying value may be impaired. Key assumptions to determine the fair value of goodwill include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate. There were no changes to assumptions between acquisition and reporting date.

Inputs to determine fair value of Goodwill
Forecast period	February 1, 2022 - December 31, 2031
Annual inflation rate – Brazil	3.2% - 5.4%
Annual inflation rate – United States of America	2.0% - 2.1%
Discount rate	15.9%- 18.9%

Included in the carrying amount of goodwill are cumulative translation adjustments and other adjustments to the cost of the assets acquired.

(b) Non-contractual customer relationships and brands refer to client relationships and the brand of Kamaroopin, expected to be amortized on a straight-line basis over an average of 2 and 5 years respectively. The related

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

amortization of these intangible assets for the year ended December 31, 2022 was US$ 2,150 (US$ nil for the year ended December 31, 2021).

(c)    Represents investments in associate of VBI, acquired through business combination.

d.    Derivative financial instruments

The fair value of derivative financial instruments, comprised of forwards, warrants and options is determined in accordance with the following criteria:

•Forward exchange contracts – at the market quotation value and the installments receivable or payable are prefixed to a future date, adjusted to present value based on market rates.

•Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date.

•Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value has been measured based on the listed market price of such warrants.

Forward exchange contracts

The Group has entered into forward exchange contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. Details of the forward exchange contract are included below:

Forward exchange contract	USD/BRL
Notional (USD)	USD$ 4.2 million
Expiry	January 13, 2023

VBI – option arrangements

The business combination with VBI (as disclosed in note 29), includes a call and put option arrangement (collectively “VBI Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI. The exercise price will be equal to a pre-determined formula based on the value of VBI’s fee earning assets under management (“AUM”) on the exercise date and adjusted for interest.

The Group has no obligation to exercise the VBI call option and can exercise at its discretion in accordance with the VBI call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value).

In addition, the Group granted a put option arrangement (“VBI put option”) to the non-controlling shareholders of VBI that is linked to the second stage of the business combination. It is exercisable at specified future dates (see below) at the discretion of the non-controlling shareholders and upon expiry of the VBI call option mentioned above. The financial implications of the VBI put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

The maturity profile of the VBI Option arrangements is detailed below:
–The VBI call option shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).
–The VBI put option shall only be exercisable between the first business day after the third anniversary of the closing date (inclusive) and the fourth anniversary of the closing date (inclusive).

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The non-controlling shareholders currently have all the economic benefits associated with ownership of shares representing non-controlling interest.

The fair value of the VBI Option arrangements is included as part of the consideration of the business combination (note 29) and the VBI put option is accounted as a financial liability recognized initially at the present value of the redemption amount payable on exercise of the VBI put option by non-controlling shareholders and subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost.

The Group used the Monte Carlo model to estimate the fair value associated with the VBI Option arrangements at acquisition date. The Group recognized a financial asset amounting to US$ 6.1 million at acquisition date, representing the expected gain at acquisition, based on the projected AUM of VBI during periods when the VBI Option arrangements can be exercised.

Igah IV – option arrangements

The business combination with Igah IV (as disclosed in note 29), includes a call and put option arrangement (collectively “Igah Option arrangements”) with the selling shareholders, exercisable at specified future dates and linked to acquiring the remaining interest in Igah IV. The selling shareholders of Igah IV granted to the Group a call option arrangement (“Igah call option”) which includes the right for the potential acquisition of the remaining interest of Igah IV. The exercise price will be equal to a pre-determined formula based on the value of Igah IV’s fundraising activity until the investment fund's final closing and firm commitments on the exercise date and adjusted for interest and dividends. From the acquisition date, the selling shareholders of Igah IV are entitled to any dividends from the Company’s Class A common shares that the selling shareholders will receive in connection with the settlement of the Igah Option arrangements (note 29).

The Group has no obligation to exercise the Igah call option and can exercise at its discretion in accordance with the Igah call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 65% of the total value).

In addition, the Group granted a put option arrangement (“Igah put option”) to the selling shareholders of Igah IV. It is exercisable at the same terms and method of settlement as the Igah call option with specified future dates (see below) at the discretion of selling shareholders and upon expiry of the Igah call option mentioned above. The financial implications of the Igah put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable.

The maturity profile of the Group’s Igah Option arrangements is detailed below:
–The Igah call option shall only be exercisable between the acquisition date (inclusive) and the fifth anniversary date of the acquisition closing date (inclusive).
–The Igah put option shall only be exercisable up to 2 months after the expiry of the Igah call option (inclusive).

The Group is applying the anticipated method of acquisition to recognize Igah IV in accordance with IFRS 10, since, in substance, the Group acquired control of Igah IV, as it will act as a principal in the management of the investment funds, hold decision making rights that provide the Group with the current ability to direct the relevant activities of Igah IV and exposure to the majority of variable compensation arising from Igah IV’s activities.

The present value on acquisition date of the redemption amounts payable on exercise of the Igah put option is included as part of the consideration of the business combination (note 29) and accounted for as a financial liability. The financial liability is subsequently measured in accordance with IFRS 9 (Note 20(d)) at amortized cost. The call option is ignored and not accounted for in accordance with IFRS 9 since, as described above, in substance, the Group acquired control of Igah IV on the acquisition date.

SPAC – warrant liabilities

On March 14, 2022 PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to PLAO of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.

Each whole Warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the Warrant exercise price will be paid directly to the SPAC and not placed in the trust account.

The Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period, and any change in fair value is recognized in the Group’s Consolidated Income Statement. The fair value has been measured based on the listed market price of such Warrants. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group expects to be zero.

The SPAC Class A Ordinary Shares and Warrants comprising the Units began separate trading on the 52nd day following the date of PLAO’s IPO. As of December 31, 2022, 11,500,000 Warrants were in issue by PLAO.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:
•in whole and not in part;
•at a price of $0.01 per Warrant;
•upon a minimum of 30 days’ prior written notice of redemption; and
•if, and only if, the last reported sale price of SPAC Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which PLAO sends the notice of redemption to the Warrant holders.
PLAO will not redeem the Warrants as described above unless an effective registration statement under the Securities Act covering the SPAC Class A Ordinary Shares issuable upon exercise of the Warrants is effective and a current prospectus relating to those SPAC Class A Ordinary Shares is available throughout the 30-day redemption period. Any such exercise would not be on a cashless basis and would require the exercising warrant holder to pay the exercise price for each Warrant being exercised.

Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $10.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:
•in whole and not in part;
•at a price of $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth in the warrant agreement based on the redemption date and the “redemption fair market value” of SPAC Class A Ordinary Shares (as defined below) except as otherwise described in the warrant agreement;
•if, and only if, the closing price of SPAC Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders; and
•if the closing price of the SPAC Class A Ordinary Shares for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders is less than $18.00 per share (as adjusted).

Solely for the purposes of this redemption provision, the “redemption fair market value” of the SPAC Class A Ordinary Shares shall mean the volume weighted average price of the SPAC Class A Ordinary Shares for the ten (10) trading days immediately following the date on which notice of redemption is sent to the holders of Warrants.
No fractional SPAC Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, PLAO will round down to the nearest whole number of the number of SPAC Class A Ordinary Shares to be issued to the holder.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, fair value and maturity as of December 31, 2022.

2022
Derivative financial instruments - Asset	VBI Call option
Issued	6,104
Unrealized gains/(losses) on changes in fair value	105
Cumulative translation adjustment	113
Fair value	6,322
Fair value %	100%

	2022
Derivative financial instruments - Liability	Warrants	Forward exchange contract	Total
Issued	4,125	—	4,125
Unrealized (gains)/losses on changes in fair value	(3,114)	42	(3,072)
Fair value	1,011	42	1,053
Fair value %	96%	4%	100%

No derivative financial instruments were held as of December 31, 2021.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13    Property and equipment

Changes in cost	2022
	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance
Furniture and fixtures	1,434	224	—	53	23	1,734
Building improvements	7,460	3,661	—	238	(100)	11,259
Office equipment	3,561	1,554	—	150	89	5,354
Right-of-use assets (a)	12,624	9,739	(4,730)	521	(32)	18,122
Total - Cost of fixed assets	25,079	15,178	(4,730)	962	(20)	36,469

Changes in accumulated depreciation	2022
	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance
(-) Furniture and fixtures	(919)	(162)	—	(53)	(27)	(1,161)
(-) Building improvements	(3,559)	(828)	—	(71)	(58)	(4,516)
(-) Office equipment	(2,724)	(430)	—	(99)	(79)	(3,332)
(-) Right-of-use assets (a)	(4,469)	(2,405)	4,442	(200)	(201)	(2,833)
Total - Accumulated depreciation	(11,671)	(3,825)	4,442	(423)	(365)	(11,842)
Property and equipment, net	13,408	11,353	(288)	539	(385)	24,627
(*)CTA – Cumulative translation adjustment

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in cost	2021
	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance
Furniture and fixtures	726	96	(6)	—	677	(59)	1,434
Building improvements	2,997	1,055	(21)	88	3,625	(284)	7,460
Office equipment	2,249	400	(4)	10	1,105	(199)	3,561
Right-of-use assets (a)	4,183	3,309	(97)	—	5,571	(342)	12,624
Total - Cost of fixed assets	10,155	4,860	(128)	98	10,978	(884)	25,079

Changes in accumulated depreciation	2021
	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance
(-) Furniture and fixtures	(422)	(77)	1	—	(460)	39	(919)
(-) Building improvements	(2,070)	(302)	14	—	(1,386)	185	(3,559)
(-) Office equipment	(1,856)	(203)	2	—	(844)	177	(2,724)
(-) Right-of-use assets (a)	(1,988)	(1,201)	58	—	(1,519)	181	(4,469)
Total - Accumulated depreciation	(6,336)	(1,783)	75	—	(4,209)	582	(11,671)
Property and equipment, net	3,819	3,077	(53)	98	6,769	(302)	13,408

Changes in cost	2020
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance
Furniture and fixtures	883	15	—	—	(172)	726
Building improvements	3,617	34	—	—	(654)	2,997
Office equipment	2,617	114	—	—	(482)	2,249
Right-of-use assets (a)	5,168	137	—	—	(1,122)	4,183
Total - Cost of fixed assets	12,285	300	—	—	(2,430)	10,155

Changes in accumulated depreciation	2020
	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing balance
(-) Furniture and fixtures	(451)	(71)	—	—	100	(422)
(-) Building improvements	(2,045)	(391)	—	—	366	(2,070)
(-) Office equipment	(2,069)	(192)	—	—	405	(1,856)
(-) Right-of-use assets (a)	(1,256)	(1,026)	—	—	294	(1,988)
Total - Accumulated depreciation	(5,821)	(1,680)	—	—	1,165	(6,336)
Property and equipment, net	6,464	(1,380)	—	—	(1,265)	3,819
As of December 31, 2022, 2021 and 2020 there was no indication that any of these assets were impaired.

(a)    The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. Depreciation expense relating to these assets

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

was recognized in 2022 for the amount of US$ 2,405 (US$ 1,201 and US$ 1,026 for 2021 and 2020), see note 20(a).
(b)    Following is the breakdown of the total Property and equipment assets by region:

	2022	2021
Brazil	8,580	1,961
Cayman Islands	1,350	2,044
Chile	7,933	7,334
United Kingdom	2,071	2,027
United States of America	3,995	22
Other	698	20
Balance	24,627	13,408
Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14    Intangible assets and goodwill

	2022
Changes in costs	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance
Placement agents (a)	36,804	5,263	(50)	—	—	131	42,148
Contractual rights (b)	44,156	—	—	—	—	—	44,156
Non-contractual customer relationships (c)	84,705	—	—	335	25,366	185	110,591
Software	1,848	1,273	—	—	264	130	3,515
Brands	15,428	—	—	—	3,617	30	19,075
Goodwill (d)	242,891	—	—	(335)	34,025	238	276,819
Total - Cost of intangible assets	425,832	6,536	(50)	—	63,272	714	496,304

	2022
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing Balance
(-) Placement agents (a)	(30,996)	(1,442)	—	—	—	(65)	(32,503)
(-) Contractual rights (b)	(34,051)	(2,526)	—	—	—	—	(36,577)
(-) Non-contractual customer relationships (c)	(785)	(9,773)	—	—	—	(95)	(10,653)
(-) Software	(839)	(410)	—	—	(264)	(26)	(1,539)
(-) Brands	(253)	(3,228)	—	—	—	(30)	(3,511)
Total - Accumulated amortization	(66,924)	(17,379)	—	—	(264)	(216)	(84,783)
Intangible assets, net	358,908	(10,843)	(50)	—	63,008	498	411,521

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2021
Changes in costs	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance
Placement agents (a)	36,896	—	—	—	—	(92)	36,804
Contractual rights (b)	44,156	—	—	—	—	—	44,156
Non-contractual customer relationships (c)	—	—	—	—	85,619	(914)	84,705
Software	1,313	292	(407)	324	397	(71)	1,848
Brands	—	—	—	—	15,598	(170)	15,428
Goodwill (d)	—	—	—	—	244,367	(1,476)	242,891
Total - Cost of intangible assets	82,365	292	(407)	324	345,981	(2,723)	425,832

	2021
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing Balance
(-) Placement agents (a)	(28,915)	(2,148)	—	—	—	67	(30,996)
(-) Contractual rights (b)	(30,428)	(3,623)	—	—	—	—	(34,051)
(-) Non-contractual customer relationships (c)	—	(785)	—	—	—	—	(785)
(-) Software	(665)	(164)	407	(422)	(39)	44	(839)
(-) Brands	—	(253)	—	—	—	—	(253)
Total - Accumulated amortization	(60,008)	(6,973)	407	(422)	(39)	111	(66,924)
Intangible assets, net	22,357	(6,681)	—	(98)	345,942	(2,612)	358,908

	2020
Changes in costs	Opening balance	Additions	Disposals	Transfer	CTA(*)	Closing Balance
Placement agents (a)	35,284	2,000	—	—	(388)	36,896
Contractual rights (b)	44,156	—	—	—	—	44,156
Software	887	497	—	—	(71)	1,313
Total - Cost of intangible assets	80,327	2,497	—	—	(459)	82,365

	2020
Changes in accumulated amortization	Opening Balance	Additions	Disposals	Transfer	CTA(*)	Closing Balance
(-) Placement agents (a)	(27,387)	(2,300)	—	—	772	(28,915)
(-) Contractual rights (b)	(26,805)	(3,623)	—	—	—	(30,428)
(-) Software	(678)	(84)	—	—	97	(665)
Total - Accumulated amortization	(54,870)	(6,007)	—	—	869	(60,008)
Intangible assets, net	25,457	(3,510)	—	—	410	22,357

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of December 31, 2022, 2021 and 2020, there was no impairment indication for any of these assets.
(a)    Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted. The remaining balance, as of December 31, 2022, is expected to be amortized as shown below:

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Placement agent fees	1,740	1,636	1,518	725	725	707	702	702	702	488	9,645

The remaining balance, as of December 31, 2021, was expected to be amortized as shown below:

	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	Total
Placement agent fees	1,403	1,208	1,108	990	197	197	180	175	175	175	5,808
(b)    Contractual rights refer to the management of the Infrastructure GP II, Ltd.and Infrastructure III SLP, Ltd. investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement includes contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled only if the performance criteria is achieved. As of the date of these financial statements, no amounts were due relating to these agreements. These intangible assets were recorded based on their respective fair values using estimates of expected future earnings on the acquisition date.
(c)    Non-contractual customer relationships refer to client relationships of Moneda, VBI and Igah, acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda and VBI brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah
Non-contractual customer relationships	9 years	29 years	5 years
Brands	5 years	8 years	—
(d)    The goodwill recognized on the acquisition of Moneda, VBI and Igah are not deductible for tax purposes and until (i) there is a merger with the acquired company and remains unrecognized unless (ii) the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit and (iii) considering the impact from local tax laws and regulations in the countries that the acquired companies operate in after merger.

All goodwill recognized during 2022 relates to business combination transactions of which the recoverable amount of acquired entities based on value in use. Key assumptions to determine the value in use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators listed below for the respective countries in which the entities operate.

There were no changes to assumptions between acquisition dates for VBI (July 1, 2022) and Igah (November 30, 2022) and December 31, 2022. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value in use.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

In addition, goodwill was recorded from the acquisition of Kamaroopin. The details of that goodwill intangible assets and the inputs used to value it is discussed in note 12(c). This goodwill is component of the carrying value of Kamaroopin and disclosed as Investments in associates on the Consolidated Statement of Financial Position.

2022 - Inputs to Moneda impairment test
Forecast period	January 1, 2023 - December 31, 2028
Annual inflation rate – Chile	3%
Annual inflation rate – United States of America	2%
USD/CLP average exchange rate	815 – 830
Discount rate	12.1% - 13.7%
Tax rate	27% to 35%

2021 - Inputs to determine fair value of Moneda goodwill on acquisition
Forecast period	January 1, 2022 - December 31, 2026
GDP Growth rate - Chile	2% - 3%
GDP Growth rate - United States of America	2% - 3%
Annual inflation rate – Chile	3% - 4.4%
Annual inflation rate – United States of America	2.3% to 3.5%
USD/CLP average exchange rate	736 – 751
Discount rate	13.9% - 16.77%

2022 - Inputs to determine fair value goodwill on acquisition
	VBI	Igah
Forecast period	July 1, 2022 – December 31, 2029	January 1, 2023 – December 31, 2030
Annual inflation rate – Brazil	3.3% - 8.1%	1.9% - 8.1%
Discount rate	11.8%	15.31%
Tax rate	34%	34%

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(e)     The following reflects the composition of goodwill included in intangible assets allocated per acquisition:

	2022	2021
Moneda	242,508	242,891
VBI	15,760	—
Igah	18,551	—
Balance	276,819	242,891

(f)     The following is the breakdown of intangible assets by region:

	2022	2021
Brazil*	43,762	696
Cayman Islands	224,486	219,019
Chile **	132,520	139,184
United States of America	10,747	—
Other	6	9
Balance	411,521	358,908
Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.
*Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI.
** Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.

15    Personnel and related taxes payable

	2022	2021
Personnel and related taxes	3,280	1,866
Accrued vacation and related charges	2,563	2,003
Employee profit sharing (a)	20,321	32,043
Officers’ fund (note 31 (b))	912	1,852
Personnel and related taxes payable - current liabilities	27,076	37,764
Officers’ fund (note 31 (b))	350	3,029
Strategic Bonus (b)	1,374	2,223
Personnel - non-current liabilities	1,724	5,252
(a)The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the consolidated income statement. An amount of US$ 32,043 was paid in February 2022. The balance on December 31, 2022 of US$ 20,321 was fully settled by February 28, 2023.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients.
16    Taxes payable

	2022	2021
Taxes on revenues	275	1,425
Income taxes	445	2,112
Other taxes payable	158	352
Taxes payable	878	3,889
17    Other liabilities

	2022	2021
Suppliers	3,256	7,223
Lease liabilities (a)	2,243	951
Dividends payable (b)	2,085	—
Other current liabilities	68	217
Other current liabilities	7,652	8,391
Investment fund participating share in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. (c)	262	796
Lease liabilities (a)	13,851	6,913
Other non-current liabilities	21	37
Other non-current liabilities	14,134	7,746
(a)The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, London, New York, Montevideo, Santiago and São Paulo as disclosed in note 20.

(b)Dividends payable to the previous owners of VBI prior to acquisition by the Group that remain payable on December 31, 2022.

(c)This liability refers to a participating share held by a related party in Patria Brazilian Private Equity III, Ltd., and Patria Brazil Real Estate Fund General Partner II, Ltd. that gives it the right to all returns and the related investment in PBPE Fund III (Ontario), L.P. and Patria Brazil Real Estate Fund II, L.P. For more details, see note 12(b).

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

18    Deferred taxes

Deferred tax assets	December 31, 2019	(Charged)/credited		December 31, 2020	(Charged)/credited		December 31, 2021	(Charged)/credited		December 31, 2022
		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA

Employee profit sharing provision and other personnel accruals (a)	3,220	(560)	(715)	1,945	1,623	430	3,998	603	168	4,769
Deferred tax on intangible assets from business combination	—	—	—	—	—	—	—	770	6	776
Management fee provision	1,442	(724)	(327)	391	(359)	(32)	—	—	—	—
Taxable Goodwill	1,260	(984)	(276)	—	—	—	—	—	—	—
Business combination – earnout	—	—	—	—	—	—	—	191	—	191
Tax losses	—	—	—	—	—	—	—	78	(3)	75
Tax on Accrual for expenses	—	—	—	—	107	1	108	(92)	25	41
Tax depreciation of fixed assets	—			—	(52)	(223)	(275)	(248)	(35)	(558)
Deferred tax on performance fees - IFRS 15	—	—	—	—	(40)	(83)	(123)	(3,164)	(294)	(3,581)
Gain from bargain purchase	—	—	—	—	6	(164)	(158)	15	1	(142)
Impact of IFRS 16	(317)	61	71	(185)	58	34	(93)	274	(5)	176
Other	(3)	(38)	43	2	(32)	19	(11)	8	5	2
Net deferred tax assets	5,602	(2,245)	(1,204)	2,153	1,311	(18)	3,446	(1,565)	(132)	1,749
(a)Deferred tax is calculated on temporary differences in the provision for employee profit-sharing and management fee write-offs.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

19    Provisions and contingent liabilities

For the years covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.
Taxes

In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), became involved in administrative proceedings to defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. PINFRA was subsequently merged into PILTDA on September 30, 2020. As of December 31, 2022, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and estimated the potential loss for PILTDA as US$ 2,602 (US$ 2,135 as of December 31, 2021) and for PINFRA as US$ 2,842 (US$ 2,329 as of December 31, 2021). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to the exemption of ISS between 2017 and 2019. Management, assisted by external legal counsel, assessed the risk of loss relating to these additional lawsuits as possible and evaluated the additional potential loss for PILTDA as US$3,623 as of December 31, 2022.

During January 2020, PILTDA received infraction notices for an amount as of December 31, 2022of approximately US$ 5,578 (US$ 4,763 as of December 31, 2021) related to taxes on gross revenue and an amount of approximately US$ 2,148 (US$ 1,845 as of December 31, 2021) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.
Labor

In 2019, PILTDA became involved in an employment lawsuit with the risk of loss considered possible by management assisted by legal counsel. As of December 31, 2021, the potential loss was US$ 37, for which a liability was not recognized. The employment lawsuit was settled in 2022 for a value of US$16.
20    Commitments
The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.
a.Lease commitments

The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, London, Montevideo, New York, Santiago and São Paulo. The Consolidated Statement of Financial Position and the Consolidated Income Statement discloses the following amounts relating to leases:
Amounts recognized in the Consolidated Statement of Financial Position

	2022	2021
Right-of-use assets	18,122	12,624
(-) Depreciation of right-of-use assets	(2,833)	(4,469)
Right-of-use assets	15,289	8,155
Lease liabilities (current) (a)	2,243	951
Lease liabilities (non-current) (a)	13,851	6,913
Lease liabilities	16,094	7,864

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amounts recognized in the Consolidated Income Statement

	2022	2021	2020
Depreciation of right-of-use assets (b)	(2,405)	(1,201)	(1,026)
Interest on lease liabilities (b)	(1,807)	(1,022)	(869)
Principal paid	(1,652)	(832)	(893)
Refer to note 30 liquidity risk disclosures for maturity analysis on lease contracts.
Refer to note 31 for disclosures on leases with a related party.

b.Consideration payable on acquisition

The following table reflects consideration payable from acquisition transactions

	2022	2021
Deferred consideration payable (a)	15,889	—
Consideration payable on acquisition – Igah (d)	4,771	—
Consideration payable on acquisition – VBI (c)	11,792	—
Consideration payable on acquisition - Kamaroopin (b)	735	—
Consideration payable on acquisition - Moneda	—	16,437

Current liabilities – consideration payable on acquisition	33,187	16,437

Contingent consideration payable on acquisition – Moneda (note 30(b))	12,891	25,775
Deferred consideration payable (a)	10,592	2,037
Contingent consideration payable on acquisition – VBI (note 30(b))	9,072	—
Consideration payable on acquisition - Kamaroopin (b)	859	—

Non-current liabilities – consideration payable on acquisition	33,414	27,812

(a)The Moneda business combination transaction included US$ 58.7 million expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services is subject to a time vesting period, with two equal installments due on December 1, 2023 and December 1, 2024 respectively. This expense is recognized as a compensation expense as the employees render services. For the year ended December 31, 2022, US$ 24.4 million (US$ 2 million for the year ended December 31, 2021) was recognized as an expense in the Group’s Consolidated Income Statement.

(b)Consideration payable for the acquisition of Kamaroopin will be paid in two installments, 12 months and 24 months after closing date respectively.

(c)The consideration payable to VBI is indexed to interbank interest rates (CDI) in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement – (note 29).

(d)Consideration payable for the acquisition of Igah per terms of the purchase agreement consisting of equity consideration in common shares and preferred dividends payable – (note 29)

c. SPAC commitments

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The SPAC commitments are related to the IPO of PLAO that occurred on March 14, 2022. The capital     issued by PLAO for the IPO proceeds of US$230 million includes conditionally redeemable SPAC Class A Ordinary Shares with redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events that are not solely within the Company’s control. The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.

The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of December 31, 2022 was US$ 234.1 million. The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income.

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares. Transaction costs include US$ 4.6 million in upfront underwriting commissions deducted from the SPAC’s IPO proceeds and US$10.6 million in other offering costs which were expensed.

The SPAC is subject to laws and regulations enacted by national, regional and local governments. In particular, it is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.

Movements during the year on the Group’s commitment subject to possible redemption are detailed below:

Commitment subject to possible redemption
Balance at December 31, 2021	—
Commitment subject to possible redemption raised	220,458
IPO expenses - SPAC	10,325
Interest earned on trust account	3,362
Balance at December 31, 2022	234,145

d. Gross obligation under put option

i.VBI –Option arrangements

The business combination with VBI (as disclosed in notes 12(d) and 29), includes VBI Option arrangements with the non-controlling shareholders, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the VBI Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of VBI during periods when the VBI Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Other assumptions contained in the discounted cash flow analysis as of December 31, 2022 used by the Group when determining the gross obligation under a put option liability is closely linked to the broader market expectations in the real estate industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

ii.Igah IV –Option arrangements

The business combination with Igah IV (as disclosed in notes 12(d) and 29), includes Igah Option arrangements with the selling shareholders of Igah IV, exercisable at specified future dates.

The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the Igah Option arrangements and discounting to the present value on acquisition date. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of Igah IV during periods when the Igah Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.

In addition, the selling shareholders of Igah IV are entitled to any dividends from the acquisition date because of equity consideration using Class A common shares to settle the Igah Option arrangement.

Other assumptions contained in the discounted cash flow analysis as of December 31, 2022 used by the Group when determining the gross obligation under a put option liability are closely linked to the broader market expectations in the private equity and venture capital industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition.

Movements during the year on the Group’s gross obligation under the VBI put option and the Igah put option are detailed below.

Purchase commitments for minority interests shares
	VBI	Igah IV	Total
Balance at December 31, 2021	—	—	—
Obligations raised	60,866	7,884	68,750
Cumulative translation adjustment	1,126	—	1,126
Gross obligation adjustments	3,552	—	3,552
Balance at December 31, 2022	65,544	7,884	73,428

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21    Revenue from services

	2022	2021	2020
Revenue from management fees	223,485	144,654	112,870
Revenue from incentive fees	6,070	4,915	3,450
Revenue from performance fees (a)	30,350	89,295	—
Fund fees	259,905	238,864	116,320
Revenue from advisory and other ancillary fees	4,156	731	2,491
Total gross revenue from services	264,061	239,595	118,811
Taxes on revenue - management fees and other	(3,957)	(3,910)	(3,794)
Taxes on revenue - performance fees	(1,227)	(170)	—
Taxes on revenue	(5,184)	(4,080)	(3,794)
Revenue from services	258,877	235,515	115,017
The following is the breakdown of revenue by region (b):
Brazil	40,165	25,725	28,452
British Virgin Islands	3,122	2,311	—
Cayman Islands	160,226	200,695	86,565
Chile	52,074	5,215	—
United States of America	3,290	1,569	—
Net revenue from services	258,877	235,515	115,017
(a)Performance fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. An amount of US$30.4 million is included under performance fees from Patria Infrastructure Fund III determined in accordance with above (2021: US$ 89.3 million from Private Equity Fund III).

(b)Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual clients represents more than 10% of the total revenues for the presented years.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22    Personnel expenses and carried interest allocation

	2022	2021	2020
Salaries and wages	(33,991)	(14,377)	(10,478)
Rewards and bonuses	(20,940)	(21,828)	(11,800)
Social security contributions and payroll taxes	(4,746)	(3,898)	(2,356)
Officers’ Fund	(1,657)	(2,196)	(431)
Strategic Bonus	(1,107)	(15)	—
Carried interest bonuses	—	(890)	—
Restructuring costs – personnel (a)	(530)	—	—
Share based incentive plan (note 28(d))	(731)	(764)	—
Other short-term benefits	(6,077)	(3,636)	(2,164)
Personnel expenses	(69,779)	(47,604)	(27,229)
Carried interest allocation (b)	(10,171)	(30,204)	—

(a)Restructuring costs of personnel refers to the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group.

(b)This expense refers to the Group’s employees’ right to up to 35% of the performance fees recognized from investments funds. As of December 31, 2022, US$ 12.4 million (US$ 2.1 million non-current) remains payable. primarily related to performance fees recognized from Patria Infrastructure Fund III (2021: US$11.6 million from PBPE Fund III (Ontario), L.P.).
23    Amortization of intangible assets

	2022	2021	2020
Amortization of non-contractual customer relationships (note 14)	(9,773)	(785)	—
Amortization of contractual rights (note 14)	(2,526)	(3,623)	(3,623)
Amortization of placement agents’ fees (note 14)	(1,442)	(2,148)	(2,300)
Amortization of brands (note 14)	(3,228)	(253)	—
Amortization of software (note 14)	(410)	(164)	(84)
Amortization of intangible assets	(17,379)	(6,973)	(6,007)

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24    General and Administrative expenses

	2022	2021	2020
Professional services	(8,330)	(6,439)	(7,351)
IT and telecom services	(6,061)	(1,762)	(1,085)
Rebate fees	(3,852)	(364)	(30)
Depreciation of right-of-use assets	(2,405)	(1,201)	(1,026)
Travel expenses	(2,190)	(1,137)	(1,586)
Marketing and events	(1,708)	(338)	(495)
Depreciation of property and equipment	(1,420)	(582)	(654)
Occupancy expenses	(1,434)	(578)	(977)
Professional services - SPAC	(807)	—	—
Taxes and contributions	(685)	(340)	(189)
Insurance	(734)	—	—
Materials and supplies	(314)	(191)	(153)
Other administrative expenses	(1,210)	(1,400)	(1,027)
General and Administrative expenses	(31,150)	(14,332)	(14,573)
25    Other income/(expenses)

	2022	2021	2020
IPO expenses and IPO related bonuses	—	(2,862)	(2,169)
Share issuance expenses – SPAC (notes 5(a) and 20(c))	(10,325)	—	—
Transaction costs (a)	(4,536)	(8,550)	129
Transaction costs – SPAC	(315)	—	—
Contingent consideration adjustments(b)	12,322	(264)	—
Gross obligation adjustments (b)	(3,533)	—	—
Deferred consideration adjustments (b)	(729)	—	—
Restructuring costs (c)	(1,293)	—	—
Net loss on disposal of property and equipment	(51)	—	—
Other	(805)	(830)	—
Other income/(expenses)	(9,265)	(12,506)	(2,040)
(a)Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.

(b)Measurement of the present value of considerations payable (note 20 (b)) and gross obligations under put option (note 20(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movement for contingent consideration for the year ended December 31, 2022 relates to the estimated financial performance of Moneda, one of the acquired businesses, being lower than the earn-out performance criteria.

(c)Expenses incurred to third party service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26    Net financial income/(expense)

	2022	2021	2020
Financial income
Net financial investment income	2,345	355	366
Unrealized gains on long-term investments	5,322	226	—
Realized gains from long-term investments	1,922	—	—
Unrealized gains on warrant liability	3,114	—	—
Unrealized gains on other derivative financial instruments	105	—	—
Net exchange variation	—	601	501
Other financial income	59	6	60
Total finance income	12,867	1,188	927

Financial expenses
Unrealized losses on long-term investments	—	—	(91)
Unrealized losses on forward	(230)	—	—
Commission and brokerage expenses	(518)	(68)	—
Interest on lease liabilities	(1,807)	(1,022)	(869)
Net exchange variation	(1,350)	—	—
Other financial expenses	(847)	(385)	(159)
Total finance expenses	(4,752)	(1,475)	(1,119)

Net financial income/(expense)	8,115	(287)	(192)
27    Income taxes expenses
As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group’s subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

Reconciliation of income tax	2022	2021	2020
Income before income taxes	102,453	121,572	64,976

Impact of difference in tax rates of foreign subsidiaries	(8,349)	642	(2,749)
Nondeductible expenses	—	(1,023)	(386)
Total income taxes	(8,349)	(381)	(3,136)
Current	(6,784)	(1,692)	(891)
Deferred	(1,565)	1,311	(2,245)
Effective tax rate	8.1%	0.3%	4.8%

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28    Equity
(a)Capital
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
The Company currently has a total of 147,192,930 common shares issued and outstanding, of which 54,247,500 Class A common shares compose the free float and 92,945,430 Class B common shares.
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
Restrictions on transfer
Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain of the Company’s directors and executive officers) have agreed to lock-up restrictions that restricts the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.
As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition's closing date until the earlier of (a) the Moneda former partner's termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of December 31, 2022 and December 31, 2021, the issued share capital was distributed as follows:

	2022		2021
	Shares	Capital (US$)	Shares	Capital (US$)
Total	147,192,930	14,720	147,192,930	14,720
Class A	54,247,500	5,425	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295
19,147,500 Class A common shares were issued as part of the IPO (refer to note 1) and 11,045,430 Class B common shares were issued to Moneda’s former partners as part of the business combination transaction.
(b)Additional paid-in capital
The Additional Paid-in Capital amounts recorded as of December 31, 2022 and December 31, 2021 are presented below:

	2022	2021
Class A	299,078	299,078
Class B	186,102	186,102
Total	485,180	485,180
In relation to the 2021 financial year net proceeds from issuance of Class A common shares through the IPO amounted to US$ 302.7 million after deducting IPO transaction costs incurred in the direct issuance of equities of US$ 27 million. Further IPO cash transactional costs of US$4.3 million were incurred (including non-cash expenses of US$ 1.1 million). Additional Class B common shares issued as consideration for the Moneda business combination amounted to US$ 184.8 million.
(c)Dividends
Dividends are declared and paid to the Company’s shareholders on a pro-rata basis.
Dividends declared and paid by the Group to the Company’s shareholders for the year ended December 31, 2022, 2021 and 2020 were:

Shareholder	2022		2021		2020
		US$*		US$*		US$*
Class A	38,082	0.7020	38,462	0.7090	—	—
Class B	65,247	0.7020	58,067	0.6247	84,188	0.7196
Total	103,329	0.7020	96,529	0.6558	84,188	0.7196
(*)Per thousand shares after share split, see note 28(a).
Prior to the IPO, dividends were paid on a disproportional basis using a predetermined formula that considered adjusted net income and other adjustments agreed by the shareholders in the Group’s previous shareholders agreement valid at that time. For the year ended December 31, 2022, and December 31, 2021 (post the IPO) dividends were declared and paid to shareholders on a pro-rata basis.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(d)Share based incentive plan
The equity incentive programs under the long-term incentive plan (“LTIP”) is a restricted share plan in which eligible participants includes members of the Group’s management and its employees. Beneficiaries under the share based incentive plans, are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the Committee, created and appointed by the Company’s board of directors to administer the equity incentive program.
Grant A
Grant A (vesting criteria for eligible participants commences from January 2022 in accordance with the terms of the LTIP) was approved and launched on November 28, 2022. Additional grants can be provided under Grant A.
The defined maximum number of shares under the new grant should not exceed 600,000. On December 1, 2022, 84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and 16,902 PSUs to be further issued subject to the boost grant requirements being met. No PSUs were forfeited under Grant A for the year ended December 31, 2022.
IPO Grant
The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021 and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.
The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs on grant date and 120,932 PSUs to be further issued subject to the boost grant requirements being met) of the issued and outstanding shares of the Company. As of December 31, 2022, the outstanding number of PSUs, convertible into Class A common shares, granted under the share based incentive plan was 184,024 PSUs (105,159 PSUs forfeited following the resignation of certain participants of the IPO grant) to be settled at the vesting date (December 31, 2021: 210,314 PSUs outstanding after 78,869 PSUs were forfeited).

Set out below is summary of PSU activity for the year ended December 31, 2022.

	IPO Grant	Grant A
	Number of PSUs (in thousands)
Outstanding December 31, 2020	—	—
Granted	289	—
Forfeited	(79)	—
Outstanding December 31, 2021	210	—
Granted	—	85
Forfeited	(26)	—
Outstanding, December 31, 2022	184	85
The table above reflects the PSU activity for the year, ending December 31, 2022 and 2021. No shares were exercised, expired or vested during the period.
For the year ended December 31 2022, total PSU cumulative expenses were US$ 706 and US$ 25 for the IPO Grant and Grant A respectively (for the year ended December 31, 2021: US$ 764 and US$ nil). Total reserves held for future for equity-settled transaction was US$ 1,495. The intention of the Committee as of December 31, 2022 was to settle any future vesting through delivery of Class A common shares to participants.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

LTIP	Grant date	Weighted-average fair value in US$
IPO grant	January 22, 2021	$15.95
Grant A	December 1, 2022	$9.15
The original weighted-average fair value of PSU shares was determined on the grant date and calculated based on the Monte Carlo simulation model, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.
(e)Earnings per share (basic and diluted)
Basic earnings per share have been calculated based on the Group's consolidated net income for the year attributable to the holders of the Company’s common shares.
Share based incentive plan
Diluted earnings per share are impacted by the share incentive plan as disclosed under note 28 (d). The dilutive effect is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of December 31, 2022 and 2021, the TSR performance condition was not met.
Moneda
The Group has assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares rather than cash to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions related to the contingent consideration have not yet occurred.
VBI
The Group further assessed the potential dilution on earnings per share based on issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(d) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for the year ended December 31, 2022. The VBI call option could potentially dilute basic earnings per share in the future.
Igah
The Group included within basic weighted average impact from the number of Class A common shares to be issued over the next 12 months to the selling shareholders of Igah as equity consideration for the acquisition of Igah. The impact from Igah Option arrangements to be settled in Class A common shares were included in the diluted earnings per share
There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting years.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2022	2021	2020
Net income for the year attributable to the Owners of the Company	92,957	122,476	62,209
Basic weighted average number of shares	147,221,698	135,983,968	117,000,000
Basic earnings per thousand shares	0.63141	0.90066	0.53170
Diluted weighted average number of shares	147,226,334	135,983,968	117,000,000
Diluted earnings per thousand shares	0.63139	0.90066	0.53170
(f)Cumulative Translation Adjustments
The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company’s and the Group’s presentation currency. The effects of the translation are accounted for and presented on Equity under the caption “Cumulative Translation Adjustments.”
(g)Non-controlling interests
As of December 31, 2022, the Group had one subsidiary with non-controlling interests from the acquisition of 50% of VBI Real Estate Gestão de Carteiras S.A. on July 1, 2022 (note 29). As of December 31, 2021, the Group had no non-controlling interests in subsidiaries.

		Equity(*)			Income (Loss) (*)
	Interest	2022	2021	2020	2022	2021	2020
Non-controlling interest in Patria Investimentos Ltda	49%	—	—	1,758	—	(1,285)	(369)
Non-controlling interest in VBI Real Estate Gestão de Carteiras S.A.	50%	(39,330)	—	—	1,147	—	—
*From June 1, 2021 Patria Investments Limited holds 100% of Patria Investimentos Ltda.
Set below is summarized financial information for the VBI subsidiary that has non-controlling interests. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Statement of Financial Position	VBI
December 31, 2022
Current assets	6,647
Current liabilities	(3,703)
Current net assets	2,944

Non-current assets	27,425
Non-current liabilities	(605)
Non-current net assets	26,820

Net assets	29,764

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Summarized Condensed Income Statement and Condensed Statement of Comprehensive Income	VBI	Allocated to NCI
	6 month period between July 1, 2022 and December 31, 2022	6 month period between July 1, 2022 and December 31, 2022
	2022
Net revenue from services	5,406	2,703
Revenue from management fees	5,858	2,929
Taxes on revenue	(452)	(226)

Personnel expenses	(1,008)	(504)
Amortization of intangible assets	(630)	(315)
General and administrative expenses	(766)	(383)
Share of profits of associates	(125)	(63)
Net financial income/(expenses)	125	63

Income before income tax	3,002	1,501

Income taxes	(708)	(354)
Current	(608)	(304)
Deferred	(100)	(50)
Net income for the period	2,294	1,147
Other comprehensive income	—	1,284
Total comprehensive income	2,294	2,431

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI – Non-controlling interest	VBI
December 31, 2022

Net assets and proportion of share of identifiable assets on acquisition	13,729
Net income since acquisition	1,147
Gross obligation under put option	(55,490)
Cumulative translation adjustment	1,284
Accumulated NCI	(39,330)

Gross obligation – non-controlling interest

The VBI business combination includes a VBI put option arrangement related to the non-controlling interest of VBI as disclosed in notes 12 (d) and 29. The amounts payable under the option arrangement are recognized as a financial instrument reflecting the present value of the expected gross obligation payable under the VBI put option and included under non-controlling interest in the Consolidated Statement of Changes in Equity.

As of December 31, 2022, the gross obligation had a present value of US$60.9 million. The value of the premium received from non-controlling interest shareholders for the VBI put option amounted to US$5.4 million resulting in US$55.5 million recorded within non-controlling interest.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

29    Business combinations

a. VBI

The following relates to the Group’s significant transactions related to business combinations for the year ended December 31, 2022.

On July 1, 2022, the Group acquired control of VBI’s operations through acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligns Patria with highly specialized investment talent building valuable permanent capital.

The transaction to acquire VBI is structured in two stages. The first stage includes the acquisition of control through a 50% interest in VBI by the Group, in addition to majority voting rights through a shareholder’s agreement. The second stage will result in 100% ownership of VBI. Consideration to complete the first stage includes cash consideration to be paid in two equal installments, upon acquisition and after 12 months, plus the transfer of the Group’s two existing Brazilian Real Estate Investment Trust vehicles.

The first stage closed on July 1, 2022. There may be an additional payment between 2024 and 2027 of up to US$ 8.4 million contingent on the growth of VBI’s fee earning AUM.

Consideration to exercise the call option to acquire non-controlling interests in the future is based on a pre-determined formula based on the value of AUM of VBI and exercisable by the Group between the second and third anniversary of the closing date. The payments are to be divided into two or three annual installments (subject to terms and conditions) and will be a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value) at the Group’s discretion. In the event the Group does not exercise the call option by the third anniversary of the closing date, VBI would have the option to sell the remaining non-controlling interest to the Group between the third and fourth anniversary of the closing date (note 12 (d)), to be settled in cash.

The goodwill from the combination will enhance the Group’s product offering by growing the Group’s real estate investment platform in the Latin American region. The Group accounted for this investment as a subsidiary. No deferred taxes were recognized in connection with this acquisition since the Group expects to complete its tax strategy.

The acquired businesses contributed revenues of US$ 5.4 million and net profit of US$ 2.9 million to the Group for the period from July 1, 2022 to December 31, 2022. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2022, was US$ 14.7 million and US$ 8.4 million respectively. Acquisition-related costs, of US$ 0.2 million, are included in other expenses in the Group’s Consolidated Income Statement and in operating cash flows in the Consolidated Statement of Cash Flows for the year ended December 31, 2022. Details of the purchase consideration, the net assets acquired and goodwill are listed below and are provisional and pending receipt of the final valuation of those assets.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b. Igah

On November 30, 2022, the Company acquired 100% interest in a new subsidiary, Igah Partners LLC (“Igah Ventures”), a Brazilian based venture capital firm,13.2% of PEVC I General Partner IV, Ltd. (“Igah IV”), and 100% of Igah Carry Holding Ltd, an entity for carried interest allocations (collectively referred to as “Igah”). The acquisition of these entities are accounted for as a linked transaction.

Igah’s business complements the Group’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.

The consideration structure consists of an upfront cash payment (US$ 8.1 million), and equity to be paid in the form of Class A common shares (US$ 4.8 million) over the course of the next 12 months. Consideration for the acquisition of Igah to be settled in Class A common shares are subject to a 5 year lock-up for executive partners and a 6 month lock-up for non-executive partners.

The purchase agreement for Igah IV includes issued call and put option arrangements to acquire the remaining interest of Igah IV as disclosed in note 12(d), the payments divided into multiple installments. The exercise of the Igah Option arrangements is conditioned upon the verification of certain pre-determined targets to the result of Igah IV (subject to terms and conditions). Although the selling shareholders have retained the larger ownership interest in Igah IV, the created fund will be managed by the Group. In substance, the Group acquired control of Igah IV because it will act as a principal in the management of the investment fund, hold decision making rights that provide the Group with the current ability to direct the relevant activities of Igah IV and exposure to the majority of variable compensation arising from Igah IV’s activities.

The Group expects the Igah Option arrangements to be exercised resulting in the Group acquiring 100% interest. Given the above, under IFRS, the Group has recognized its purchase commitment for non-controlling interests shares as if it had acquired 100% of the share capital of Igah IV on the transaction date.

In the event the Group does not exercise the call option closing date of the exercise period, the selling shareholders of Igah IV would have the option to sell the remaining non-controlling interest to the Group up to two months after expiry of the call option (note 12 (d)), to be settled in cash and Class A common shares.

The purchase price allocation is yet to be finalized for VBI and Igah, therefore the table below summarizes the preliminary acquisition date fair values of each major class of identifiable assets and liabilities recognized for the above acquisitions. The preliminary purchase price was mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition. No deferred taxes were recognized in connection with this acquisition since the Group expects to complete its tax strategy.

The acquired businesses contributed revenues and net profit of US$ nil to the Group for the period from December 1, 2022 to December 31, 2022. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2022, would be US$ nil. Acquisition-related costs, of US$ 0.1 million, are included in other expenses in the Group’s Consolidated Income Statement and in operating cash flows in the Consolidated Statement of Cash Flows for the year ended December 31, 2022.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% VBI July 1, 2022	100% Igah November 30, 2022
Total purchase consideration
Cash consideration paid (a)	10,815	8,116
Consideration payable (b)	10,859	4,771
Contingent consideration payable	8,355	—
Option arrangements	(827)	7,884
Total purchase consideration	29,202	20,771
The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600	36
Accounts receivable	2,462	—
Net working capital	(2,587)	64
Intangible assets: non-contractual customer relationships	23,246	2,120
Intangible assets: brands	3,617	—
Property and equipment	539	—
Lease liability	(420)	—
Net identifiable assets acquired	27,457	2,220

Less non-controlling interest (c)	(13,729)	—
Add: Goodwill	15,474	18,551
Net assets acquired	29,202	20,771

a.Purchase consideration – cash outflow for the year ending December 31, 2022 to acquire the subsidiary, net of cash acquired

	VBI	IGAH	Total
Cash consideration	10,815	8,116	18,931
Less: Cash acquired	(600)	(36)	(636)
Net outflow of cash -investing activities	10,215	8,080	18,295

b.Consideration payable to VBI and Igah includes preferred dividends payable to preferred shareholder of VBI and is subject to change pending the finalization of the fair value within the measurement period in accordance with IFRS 3.

c.The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in VBI, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.

As disclosed in note 12(d) and note 29(b) the Group is applying the anticipated method of acquisition to recognize Igah IV in accordance with IFRS 10 considering the contractual arrangements that in substance gives the Group control of Igah IV.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Financial year ended December 31, 2021

The following relates to the Group’s business combinations for the year ended December 31, 2021:

On December 1, 2021, the Group acquired control of Moneda’s operations through acquiring 100% of the issued share capital of MAM I and MAM II, Chilean simplified corporations. The acquisition increased the Group’s market share in Latin America. Moneda is a leading asset manager in PIPE and credit investments in the Latin American region and is headquartered in Santiago, Chile. The goodwill from the combination will enhance the Group’s product offering by adding a credit and PIPE investment platform in the Latin American region. The combination of the two operations will add geographical exposure within Latin America through client base and product offering and will open the opportunity for cross selling and leveraging a complementary investor base. The Group accounted for this investment as a subsidiary where operations of Moneda are held through entities MAM I and MAM II as described under note 5. None of the goodwill recognized is deductible for tax purposes.

Under the purchase agreement, Moneda’s former partners received an upfront consideration of US$ 333.6 million, in a combination of US$ 148.8 million in cash (US$ 16.4 million payable subject to purchase agreement conditions) and US$ 184.8 million (11,045,430 shares) in the Company’s Class B common shares. The table below summarizes the consideration paid for Moneda.

Acquisition-related costs, not directly attributable to the issue of shares of US$ 8.6 million, are included in other expenses in the Group’s consolidated income statement and in operating cash flows in the consolidated statement of cash flows for the year ended December 31, 2021. Details of the purchase consideration, the net assets acquired and goodwill listed below are final with adjustments in the measurement period to reclassify US$0.3 million from goodwill to non-contractual customer relationships as disclosed in note 14:

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
Moneda
Total purchase consideration
Cash consideration paid	132,331
Consideration payable	16,437
Share issued	184,789
Contingent consideration payable	25,491
Total purchase consideration	359,048

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	9,564
Accounts receivable	14,852
Working Capital	(27,137)
Intangible assets: non-contractual customer relationships	85,954
Intangible assets: brands	15,598
Fixed assets	6,769
Tax assets and liabilities	1,698
Other assets and other liabilities	7,718
Net identifiable assets acquired	115,016

Goodwill	244,032
Net assets acquired	359,048

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30    Financial instruments
a.Financial instruments by categories
The Group classifies its financial instruments into the categories below:

Financial instruments	Fair value level	2022	2021
Financial assets

Financial assets at amortized cost
Accounts receivable		131,659	108,115
Client funds on deposit		23,639	78,163
Project advances		6,640	3,935
Deposit/guarantee on lease agreement		1,782	3,043

Financial assets at fair value through profit or loss
Cash and cash equivalents	1	26,519	15,264
Short term investments	1	285,855	151,866
Long-term investments	2	11,017	18,278
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	14,777	—
Long-term investments – KMP Growth Fund II	3	9,463	—
Derivative financial instruments – VBI call option	3	6,322	—

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		234,145	—
Gross obligation under put option		73,428	—
Client funds payable		23,639	78,163
Consideration payable on acquisition		18,157	16,437
Carried interest allocation		12,450	11,582
Suppliers		3,256	7,223

Financial liabilities at fair value through profit or loss
Derivative financial instruments - Warrants	1	1,011	—
Investment fund participating shares in Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P	2	262	796
Derivative financial instruments – forward exchange contracts	2	42	—
Contingent consideration payable on acquisition	3	21,963	25,775

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Financial instruments measured at fair value
The fair value measurement methodologies are classified according to the following hierarchical levels:
•Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;
•Level 2: valuation techniques based on observable inputs. This category covers financial instruments that are valued using: (i) quotations of similar financial instruments, traded in an active market; (ii) quotations of identical or similar financial instruments, traded in a fairly inactive market; and (iii) other valuation techniques in which all significant inputs are directly or indirectly observable in market input;
•Level 3: valuation techniques based on unobservable inputs. This category covers all financial instruments whose valuation techniques are based on inputs not observable in market inputs when such inputs have a significant impact on the measurement of their fair values. This category includes financial instruments that are valued based on quotations of similar financial instruments that, however, require adjustments and assumptions to ensure that their fair values reflect the differences among them.
Refer to table above for fair value measurement methodologies (“Fair value level”) applied to financial assets and financial liabilities measured at fair value.
Transfers
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument
There were no transfers between Levels 1 and 2 for fair value measurements as of and for the year ended December 31, 2022. As of and for the year ended December 31, 2021, the Group had no transfers between Levels 1, 2 and 3.
Transfer to Level 3 fair value measurement
As of June 30, 2022, the investment in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was transferred to Level 3 after considering the change in valuation methodology from previously using the transaction cost price to applying a discounted cash flow model at the reporting date.
Transfer from Level 3 fair value measurement
As of June 30, 2022, the Warrants were transferred out of Level 3 into Level 1. The fair value of the Warrants issued in connection with the IPO of PLAO was measured at fair value using a Monte Carlo simulation model as of March 31, 2022. As of June 30, 2022, the fair value of the Warrants issued have been measured based on the listed market price of such warrants, a Level 1 measurement. The Group recognized a gain to net financial income/(expenses) resulting from a decrease in the fair value of liabilities of US$ 2.7 million presented on the accompanying Consolidated Income Statement in net financial income/(expenses) as a change in fair value of derivative warrant liabilities.

Unobservable inputs
The following analysis illustrates specific valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement:

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*
Consideration payable on acquisition	Contingent consideration payable on acquisition - Moneda	20 (b)	Discounted cash flow	Discount rate Probability adjusted net revenue and net income	13.9% - 16.8%	50 basis points	US$0.1 million

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	20 (b)	Discounted cash flow	Discount rate Projected AUM	1.0% to 26.0% AUM growth	10% less growth	US$0.1 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	16.7% - 18.0%	70 basis points	US$0.7 million

Long-term investments	KMP Growth II – Dr Consulta	12 (b)	Transaction price/Market comparable approach	N/A	N/A	100 basis points	US$0.1 million

Derivative financial instruments	VBI call option	12 (d)	Monte Carlo simulation	Projected AUM at option exercise date	50.0%- 100.0% greater than AUM at acquisition date	10.46% volatility	US$0.3 million
* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

Contingent consideration

The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The liability is re-measured each reporting period and the change in fair value of contingent consideration is presented on the accompanying Consolidated Income Statement in other income or expenses as fair value gains/(losses) on contingent consideration. Between acquisition date and December 31, 2022, there has been a decrease in contingent consideration payable due to actual lower net income margins achieved in addition to impacts being from discounting between acquisition date and reporting date.

i.Moneda business combination

The Group is required to make contingent payments, subject to the acquired entities achieving certain revenue and profitability targets. The contingent consideration payment has a maximum earnout of US$ 71 million for the business combination with Moneda. The fair value of the contingent consideration liability recognized upon acquisition was US$ 25.5 million and was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range was applied to determine the fair value of contingent consideration up to the measurement period ending December 31, 2023 (payable in 2024).

ii.VBI business combination

The Group is required to make contingent payments, subject to the acquired entity achieving certain AUM targets. The contingent consideration payment (payable in BRL) as of reporting date has an earnout of US$ 9.1 million for the business combination with VBI. The fair value of the contingent consideration liability upon

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

acquisition was US$ 8.4 million and was estimated by projecting future AUM between the 2nd and 5th anniversary from the acquisition closing date, to estimate the undiscounted contingent consideration payable and applying a discount rate range to determine the fair value of contingent consideration to be settled in cash on the later of the 2nd anniversary from the acquisition closing date or ten business days after achieving the fundraising targets.

Long-term investments

The fair values were calculated based on the underlying investment’s cash flows discounted using an unobservable input discount rate range. The change in fair value of the Level 3 investment is presented on the accompanying Consolidated Income Statement in net financial income or expenses as unrealized gains/(losses) on long-term investments.

Derivative financial instruments

The VBI call option was valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The Group estimates volatility based on a group of comparable market participants. The risk-free interest rate is based on the risk-free rate as disclosed by B3 (Brasil, Bolsa, Balcão). The expected life of the VBI Option arrangements are assumed to be equivalent to the remaining contractual term. The derivative was recorded as a financial asset in the Group’s Consolidated Statement of Financial Position. The impact from this transaction is presented in note 12(d) and 28(e).
The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022 and 2021. No financial instruments were measured using unobservable inputs as of December 31, 2020.

	Contingent consideration payable	Long term investments at fair value through profit or loss	Derivative warrant liability	VBI call option
Fair value of Level 3 financial instruments at December 31, 2021	25,775	—	—	—
Additions	8,355	9,463	4,125	6,104
Transfer to Level 3	—	10,689	—	—
Transfers from Level 3	—	—	(1,471)	—
Cumulative translation adjustment	155	—	—	113
Change in fair value	(12,322)	4,088	(2,654)	105
Fair value of Level 3 financial instruments at December 31, 2022	21,963	24,240	—	6,322
*Changes in fair value include impact from price risk and/or foreign exchange rate risk
c.Financial instruments measured at amortized costs
As of December 31, 2022, and December 31, 2021, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material except for transactions related to the gross obligation under put option (note 20(d)) measured at amortized cost is a non-current liability that has a future gross redemption amount of US$86.7 million as of December 31, 2022

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.Risk management
The Group is exposed to the following risks arising from the use of financial instruments:
i.Credit risk
ii.Liquidity risk
iii.Market risk
The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, counterparty risk, market risk, and liquidity risk.
To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its board of directors, investors, and other stakeholders.
While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions
i.Credit risk
Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.
The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls in order to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and the short-term investments are maintained in large banks with high credit ratings. Furthermore, the accounts receivable as of December 31, 2022 and December 31, 2021 are composed mainly of management fees and performance fees of investment funds, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.
The amounts receivable and project advances as of December 31, 2022, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total
Accounts Receivable (a)	426	134	—	104	245	24,886	4,134	2,064	93,412	6,254	131,659
Project Advances	—	—	—	—	—	2,692	55	2,722	224	947	6,640
Total	426	134	—	104	245	27,578	4,189	4,786	93,636	7,201	138,299

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The amounts receivable and project advances as of December 31, 2021, are as follows:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	over 360 days	Total
Accounts Receivable (a)	866	301	191	55	35	7,596	32,114	20,857	35,104	10,996	108,115
Project Advances	—	—	—	—	—	1,170	1,123	—	906	736	3,935
Total	866	301	191	55	35	8,766	33,237	20,857	36,010	11,732	112,050
a.Non-current balances are related to performance fees receivable from Patria Infrastructure Fund III in a single installment in 2024. In addition, management fees of US$ 18.1 million (2021: US$ 13 million) from current year and US$ 35 million (2021: US$ 22 million) from prior years relate to management fees from PBPE Fund IV, which are due by December 31, 2023.
Liquidity Risk
Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group's payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.
The Group performs the financial management of its cash and cash equivalents and short term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.
Expected future payments for financial liabilities as of December 31, 2022, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total
Suppliers	3,256	—	—	—	—	3,256
Investment fund participating shares	—	—	—	—	262	262
Leases (a)	655	548	591	1,884	17,078	20,756
Carried interest allocation	—	—	10,370	2,080	—	12,450
Consideration payable on acquisition	—	958	—	11,792	958	13,708
Contingent consideration payable on acquisition (a)	—	—	—	—	26,475	26,475
Commitment subject to possible redemption (a)		—	240,311	—	—	240,311
Gross obligation under put option (a) and (b)		—	—	—	100,306	100,306
Derivative financial instruments	42	—	1,011	—	—	1,053
Total	3,953	1,506	252,283	15,756	145,079	418,577

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Expected future payments for financial liabilities as of December 31, 2021, are shown below

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
(a)Amounts reflect undiscounted future cash outflows to settle financial liabilities.
(b)Liability to be partly settled with Class A common shares
Market risk
Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group’s policy is to minimize its exposure to market risk.
The marketable securities as of December 31, 2022 and December 31, 2021 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants are subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.
During the year ended December 31, 2021, the Group did not hold derivative financial instruments.
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
A 10% (2021: 10%) increase in the price of Level 1 and Level 2 long-term investments, with other variables held constant, would have increased the profit before tax by US$ 1.1 million (2021: US$ 1.8 million). A 10% decrease in the price would have had the equal but opposite effect.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Foreign exchange risk:
Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount actually affected by exchange fluctuations.
Sensitivity analysis
The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of December 31, 2022	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the year end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	17,890	8,320	10,425,880	613,325	2,280	6,937	26,519	1,959
Short term investments	23,621	—	2,496,932	—	—	278,402	285,855	745
Client funds on deposit	—	—	20,173,411	—	—	—	23,639	2,364
Accounts receivable	103,337	38	7,180,833	105,442	2	103,411	131,659	2,825
Projects Advance	17,883	273	864	10,131	120	3,030	6,640	361
Deposit/guarantee on lease agreement	—	264	957,240	83,079	180	393	1,782	139
Long-term investments	3,361	—	67,912	—	118	34,391	35,257	86
Client funds payable	—	—	20,173,411	—	—	—	23,639	(2,364)
Suppliers	2,561	300	950,438	41,745	99	1,485	3,256	(176)
Derivative financial instruments - Assets	32,985	—	—	—	—	—	6,322	632
Derivative financial instruments - Liability	—	—	—	—	—	1,053	1,053	—
Commitment subject to possible redemption	—	—	—	—	—	234,145	234,145	—
Gross obligation under put option	383,123	—	—	—	—	—	73,428	(7,342)
Carried interest allocation	18,085	—	—	—	—	8,984	12,450	(347)
Consideration payable on acquisition	86,421	—	—	—	—	1,594	18,157	(1,656)
Contingent consideration payable on acquisition	47,338	—	—	—	—	12,891	21,963	(908)
Net Impact								(3,682)
(a)BRL - Brazilian Real, (b) HKD - Hong Kong Dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31    Related parties
(a)Key management compensation
The amounts paid to directors and officers for their roles as executives in 2022, 2021 and 2020 included in “Personnel expenses” are shown below:

	2022	2021	2020
Directors’ and officers’ compensation	(5,705)	(2,784)	(2,582)
Additionally, for the year ended December 31, 2022 the Company has accrued US$ 7.4 million (2021: US$ 21 million as bonuses payable to key management, which is included in “Personnel expenses.”

(b)Officers' Fund

	2022	2021
Personnel current liabilities	912	1,852
Personnel non-current liabilities	350	3,029
	1,262	4,881
The Officers’ Fund Plan is administered by the Company through a limited liability entity (the “Officers’ Fund”) and is registered as an administered fund under the laws of the Cayman Islands.
Group employees were offered the opportunity to purchase quotas (limited number of units in Officers’ Fund available for participants to purchase) in the Officers’ Fund based on the discretion of the directors of the Officers’ Fund. With the payment of a contribution to the Officers’ Fund on the grant date, these employees are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund. For the year ended December 31, 2022, the Company has accrued US$ 1.7 million (2021: US$ 2.2m). No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021.
(c)Long-term investments
As described in notes 12(b) and 17(b), Patria Brazilian Private Equity III, Ltd. and Patria Brazil Real Estate Fund General Partner II, Ltd. have a related party (representing certain of the Group’s founding shareholders) holding a participating share that gives it the right to all returns on Patria Brazil Real Estate Fund II, L.P., and PBPE Fund III (Ontario), L.P. These investments are recorded under long-term investments with corresponding liabilities to the holder of the participating share. All contributions to these investment funds are made by the related party; distributions received are returned to the related party.
(d)Carried interest allocation
As described in note 22(a), 35% of the performance fee receivable from the Group's investment funds are payable to the Group's employees.
(e)Share based incentive plan
As described in note 28(d), the Company introduced a share based incentive plan to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)Strategic Bonus
As described in note 15(b), the Group accrues for a Strategic Bonus in Chile that employees receive in exchange for long terms of services. The Strategic Bonus payable for a key management participant was US$ nil as of December 31, 2022 (December 31, 2021: US$282) of which US$12 was accrued for the year ended December 31, 2022 (US$ 2 for the year ended December 31, 2021) and included under personnel expenses.
(g)Lease commitments
Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda’s former partners), commenced on December 1, 2021 for MAM I and MCB. Commencing February 1, 2022, Moneda S.A. Administradora General De Fondos (“MAGF”) entered into a lease contract with Moneda III SpA due to the sale of leased office space by a former third party lessor to Moneda III SpA.

	2022	2021
Related party lease - Santiago
Lease liabilities (current)	502	322
Lease liabilities (non-current)	3,078	2,093

	2022	2021
Related party lease - Santiago
Principal paid	425	26
Depreciation of right-of-use assets	481	35
Interest on lease liabilities	73	5
(h)Building improvements
Amounts for building improvements included under property and equipment (note 13) includes US$320 and US$97 for services provided to MAGF by a related party (Constructor EG SpA which is partially owned by a related party of a partner in the Group) for the years ended December 31, 2022 and 2021 respectively.
(i)Professional services
Amounts for other liabilities (note 17) and general and administrative expenses (note 24) includes US$45 and US$74 for legal advisory services provided to MAGF by a related party (Barros and Errázuriz Abogados Limitada which is partially owned by a related legal advisory director of the Group) for the years ended December 31, 2022 and 2021 respectively.

(j)Disposals

In August 2022, the Group concluded the sale of a long-term investment held in Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios to Patria Holdings Limited, a shareholder of the Company, for a value of US$5.2 million and a realized gain of US$0.8 million. The sale was concluded at a value reflecting the fair market value of the investment and consistent with values that would have been realized through an arm’s length transaction.

(k)SPAC

Refer to notes 5(o) and 20(d) for related party transaction with the SPAC

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

32    Events after the reporting period
Acquisitions

Kamaroopin
On December 23, 2022, the Group entered a memorandum of understanding with the controlling shareholder of Kamaroopin, indicating its intention to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination between cash and equity consideration.
The business combination with Kamaroopin enables the Group to expand and complement its platform of investment funds in growth equity and venture capital by adding investment expertise in startups and early-stage companies.
Subsequent to the closing of the transaction, the Group owns 100% of Kamaroopin and will account for the investment in Kamaroopin as a subsidiary to be consolidated into the Group, being a business combination achieved in stages after initially acquiring 40% of Kamaroopin as an associate on February 1, 2022 as disclosed under note 12(c). The Group and the selling shareholders agreed to waive the option arrangements included in the purchase agreement of 40% interest of Kamaroopin to complete the second tranche of the acquisition. The acquisition date carrying value of the Group’s previously held equity interest in the acquiree will be remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.
The consideration structure consists of an upfront cash payment (US$1.7 million), equity consideration in the form of Class A common shares, due 30 days after the anniversary of the closing (US$9.6 million), contingent consideration to be settled in cash dependent on the future performance of Kamaroopin (US$3.8 million) and contingent consideration to be settled in 2027 with equity consideration in the form of Class A common shares and dependent on achieving certain fundraising objectives (range between US$3.8 million and US$9.6 million).
Consideration for the second stage acquisition of Kamaroopin will be settled in Class A common shares that are subject to a 3 to 5 year lock-up period.
At the date the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Kamaroopin’s remaining 60% interest. In particular, the independent valuations to determine the fair values of the assets and liabilities acquired have not been completed. Upon conclusion of the initial accounting for the business combination, the following required disclosures will be made:
•acquisition-date fair value of each major class of assets acquired and liabilities assumed
•acquisition-date fair value of each major class of consideration transferred, including contingent considerations
•fair value of any goodwill acquired including tax implications
•fair value of any contingent liabilities assumed
•fair value of non-controlling interests
•acquisition related costs
•pro-forma income statement of the acquiree since January 1, 2023
The transaction has closed in April 2023.
The financial effects of the above transaction did not have an impact on the consolidated financial statements as of and for the year ended December 31, 2022.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Blue Macaw
On February 3, 2023, the Group entered into an agreement for the proposed 100% acquisition for US $4.8 million (BRL 25 million) of Blue Macaw Gestora De Recursos Ltda. (“Blue Macaw”), an investment manager located in Brazil focusing on infrastructure and real estate investment in Latin America.
At the date the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Blue Macaw. In particular, the independent valuations to determine the fair values of the assets and liabilities acquired have not been completed. Upon conclusion of the initial accounting for the business combination, the following required disclosures will be made:
•acquisition-date fair value of each major class of assets acquired and liabilities assumed
•acquisition-date fair value of each major class of consideration transferred, including contingent considerations
•fair value of any goodwill acquired including tax implications
•fair value of any contingent liabilities assumed
•fair value of non-controlling interests
•acquisition related costs
•pro-forma income statement of the acquiree since January 1, 2023
At the date the audited consolidated financial statements were authorized for issue, the transaction has closed.
The financial effects of the above transaction did not have an impact on the consolidated financial statements as of and for the year ended December 31, 2022.
The financial effects of the above transaction did not have an impact on the audited consolidated financial statements as of and for the year ended December 31, 2022.
Related party transaction
The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, TPB Acquisition Corporation I.
Dividends
On February 9, 2023 the board of directors approved a dividend of US$ 0.308 per share (US$ 45.3 million) which was paid in March 2023.
After December 31, 2022 and up until the date of authorization for issuance of the audited consolidated financial statements, there were no further significant events that occurred after the reporting period for disclosure.

* * *
Eduardo Tomazelli Remedi
Accountant

Ana Cristina Russo
Chief Financial Officer
Alexandre T. A. Saigh
Chief Executive Officer