Form 20-F
period 2023-12-31
Patria Investments Ltd
filed 2024-04-29
CIK 1825570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
60 Nexus Way, 4th floor,
Camana Bay, PO Box 757, KY1-9006
Grand Cayman, Cayman Islands
+1 345 640 4900
(Address of principal executive offices)
Ana Cristina Russo, Chief Financial Officer
Tel: +1 345 640 4900
60 Nexus Way, 4 floor,
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
The number of outstanding shares as of December 31, 2023 was 55,308,508 Class A common shares and 92,945,430 Class B common shares.
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
We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 5 to our audited consolidated financial statements (as defined below), included elsewhere in this annual report, for more information about our and our subsidiaries functional currency. We prepare our annual consolidated financial statements December 31, 2023 and 2022 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the years ended December 31, 2023, 2022 and 2021 is stated in U.S. dollars, our reporting currency. The consolidated financial information of Patria contained in this annual report is derived from its audited consolidated financial statements as of and for the three years ended December 31, 2023, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to Patria consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2023,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
Our operational and financial condition results for the historical periods discussed in this annual report prior to the events described below do not reflect or include the operational results or any assets or liabilities of the transactions below, as well as certain critical accounting policies and estimates related to goodwill, intangible assets and purchase accounting related to the transactions. We began consolidating (i) Moneda and its subsidiaries as of December 1, 2021, (ii) the SPAC as of March 14, 2022, (iii) VBI as of July 1, 2022, (iv) Igah Ventures as of November 30, 2022, (v) Kamaroopin as of April 12, 2023, and (vi) our company in partnership with Bancolombia as of November 1, 2023. Accordingly, our operational and financial condition results in future periods may not necessarily be comparable to our operational and financial condition results for historical periods, including those discussed in this annual report.
Combination with Moneda Asset Management
On December 1, 2021, we completed our previously announced combination with Moneda Asset Management SpA, or Moneda, a leading asset manager headquartered in Chile. The transaction created a combined asset manager with US$23.8 billion in assets under management as of December 31, 2021, allowing us to solidify our position as one of the leading private equity, infrastructure and credit platforms in Latin America. As a result, we issued 11,045,430 Class B common shares to entities controlled by certain Moneda partners. On January 10, 2024, we issued 1,879,977 Class A common shares to the entities controlled by certain Moneda partners, as deferred compensation pursuant to the Moneda Transaction Agreement. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Combination with Moneda Asset Management” for additional information.
Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin
On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.), collectively “Kamaroopin.” Our partnership was structured in two stages with financial terms not disclosed. The first stage included the acquisition of a 40% minority equity stake and the second stage contemplated the acquisition of the remaining 60% for an undisclosed equity consideration (see note 29(a) to our audited consolidated financial statements). The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. As a result, Patria currently owns 100% of Kamaroopin.
Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp., or the “SPAC,” announced the closing of its initial public offering of 23,000,000 units, including the exercise in full by the underwriters of the right to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each unit consists of one Class A ordinary share of the SPAC, with a par value of US$0.0001 per Class A ordinary share, and one-half of one redeemable warrant of the SPAC, with each whole warrant being a public warrant entitling the holder thereof to purchase one Class A ordinary share of the SPAC for US$11.50 per share, subject to adjustment. The units were sold at a price of US$10.00 per unit, generating gross proceeds from the issuance of US$230,000,000.
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
On June 12, 2023, the SPAC held an extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the SPAC shareholders approved amendments to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the SPAC has to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024 (the “Articles Extension Date”), in addition to other proposals. Accordingly, the SPAC now has up to June 14, 2024 to consummate its initial business combination. In connection with the Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the SPAC’s Class A ordinary shares exercised their right to redeem their shares on June 14, 2023. Following such redemptions, 16,880,481 ordinary shares of the SPAC remained outstanding and subject to redemption. The SPAC trust account has a remainder balance of US$180 million following the withdrawal for the SPAC Class A ordinary shares redemption. On June 14, 2023 the SPAC Sponsor also deposited into the SPAC trust account an aggregate of US$300,000 to effect the extension of the termination date. The purpose of the extension is to provide time for the SPAC to potentially complete a business combination. The SPAC Sponsor intends to continue to deposit US$300,000 each month until the earlier of the completion of a business combination or its liquidation date.
Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform
On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A. (“VBI Real Estate” or “VBI”) one of the leading independent alternative real estate asset managers in Brazil, which had approximately R$5 billion in assets under management across both development and core real estate vehicles.
While specific financial terms are not being disclosed, the transaction is structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for a cash consideration, plus the contribution of Patria’s two existing Brazilian REIT vehicles. The second stage allows us to exercise an option to acquire the remaining 50% of VBI and thus consolidate VBI’s platform into the Patria group.
In the course of 2023, VBI acquired three small-scale independent asset managers focused in real estate in Brazil: (i) BlueMacaw Asset Management Ltda., or "BlueMacaw" the spun-off portion of BlueMacaw Gestora Limitada, or “BlueMacaw Gestora”, an investment manager focused on real estate assets in Brazil. BlueMacaw Gestora was created as a spin-off of Blackstone's Real Estate operations in Latin America, led by Marcelo Fedak; (ii) Bari Gestão de Recursos Ltda. (which was further renamed to VBI Securities Ltda.); (iii) Move Capital S.A., and (iv) Morc Gestora de Recursos de Crédito Ltda. (which was further renamed to VBI Capital Ltda.), fostering the growth in the real estate vertical. See note 5 to our audited consolidated financial statements.
VBI continues to be Patria’s Real Estate platform in Brazil and both co-founding partners of VBI – Ken Wainer and Rodrigo Abbud – are expected to continue leading VBI’s businesses, with Marcelo Fedak joining VBI’s board and in due course being appointed as an investment committee member in the business arrangement with Bancolombia, representing Patria.
On July 5, 2023, we announced that we had entered into a business arrangement with Bancolombia, a leading full-service financial conglomerate incorporated in Colombia, to expand our real estate capabilities into Colombia and leverage our private markets expertise to offer access to alternative investment products to Colombian investors. The transaction closed on November 1, 2023. Since its inception, Patria Asset Management S.A. ("PAM") manages a capital real estate investment vehicle with approximately US$1.4 billion of assets under management as of December 31, 2023. Patria expects to contribute capital to be deployed over multiple years to support PAM’s operations as well as to fund general partner commitments. Patria holds 51% of PAM with the remaining 49% being held by Bancolombia.
Agreement to Acquire Private Equity Solutions Business from abrdn
On October 16, 2023, we announced that we had entered into an agreement for the acquisition of the carved-out private equity solutions business from abrdn. Upon closing, the acquired platform together with certain of our existing feeder funds that direct Latin American capital to global private markets is expected to form a new vertical named Global Private Markets Solutions, or “GPMS,” to be led by Marco D’Ippolito. We expect this new vertical to further develop as a complementary gateway for Latin American investors to access private markets on a global scale. The transaction is expected to add more than US$8.0 billion in FEAUM based on numbers as of December 31, 2023. The transaction includes total consideration of up to GBP100 million (approximately US$122 million) payable to the seller in cash as follows: (i) GBP80 million as base value of which GBP60 million was due at closing and GBP20 million is due 24 months after closing; and (ii) GBP20 million is contingent on certain performance factors and is due 36 months after closing. The transaction is subject to customary closing conditions and certain regulatory approvals.
1

Corporate Structure and Ownership
As of December 31, 2023, we had a total of 148,253,938 common shares issued and outstanding, consisting of 81,900,000 Class B common shares beneficially owned by Patria Holdings, 11,045,430 Class B common shares beneficially owned by entities controlled by certain Moneda partners, and 55,308,508 Class A common shares beneficially owned by our shareholders, including 1,061,008 shares beneficially owned by partners who joined Patria through M&A activity and received consideration in equity. On January 10, 2024, we issued 1,879,977 Class A common shares to entities controlled by certain Moneda partners as deferred consideration pursuant to the Moneda Transaction Agreement. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
The following chart shows our corporate structure and equity ownership as of April 25, 2024, after giving effect to our corporate reorganization and combination with Moneda; our acquisition of Kamaroopin, Igah, BlueMacaw and PAM with Bancolombia; our interests in VBI; the listing of the SPAC. This chart is provided for illustrative purposes only and does not show all of the legal entities:

Patria 2024 Corporate Structure

P PARTNERS
M PARTNERS
PHL
FLOAT
PIL (publicly traded)
KMP I
PI LATAM
PI CAYMAN
PLGM
PFL
PAL
PIUK
PIHK
PIUS
PIUK-UAE
PCOL
PIUY
GPs
HAN GP
CARRY
PEVC I GP
P SPAC
PAT RE II(1)
PLAO
INVESTMENT SERVICES
TRIA PART
TRIA COMERC
PLATAM
IGAH P LLC
E.BRICKS III GP
IGAH C LTD
PIAR
MAM I
MCB
MAGF
GSI
PRE LATAM
PPE LATAM
PAT HC MEX
PAT IH MEX
PAT SC MEX
PAMSA
MAM II
MINT
MUSA
PILTDA
KMP LTDA
VBI RE
BM SA
VBI AM
VBI ADM
BREOF
ULIVING
VBI ND II
VBI DC
VBI SEC
PHF
PATRIA DTVM
MOVE SA
VBI CAP
7.31% (B)
11.18% (*)
54.33% (A)(B)
82.95% (*)
38.36% (A)
5.87% (*)
60% (KMP I)
40% (PFL)
13.2%
0.008%
66.67%
95%
77.5%
21.4%
99.96%
0.04%
99.998%
0.002%
50%
25.32%
0.10%
22.45%
27.55%
99.34%
0.66%
41.25%
40%

(1)24,437,198 Class B common shares of the 81,900,000 Class B common shares beneficially owned by Patria Holdings Limited are held by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited.
(2)References to (A) stand for Class A common shares, (B) stand for Class B common shares, and (*) stand for voting power.
2

Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Fee Related Earnings and Distributable Earnings information, which are Non-GAAP measures. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.
Fee Related Earnings
Fee Related Earnings, or "FRE," is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive, and other ancillary fees, net of rebates and related taxes, less personnel and administrative expenses, adjusted for brand amortization, and amortization of placement agents fees, excluding the impacts of equity-based compensation and nonrecurring expenses. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they represent a source of revenues that is measured and received on a recurring basis and is not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.
The table below presents more information on our FRE:

	For the Years Ended December 31
	2023	2022	2021	Change 2023/2022	Change 2022/2021
	(in US$ millions)
Revenue from management fees(1)	245.6	220.6	144.7	25.0	75.9
Revenue from incentive fees	4.1	6.1	4.9	(2.0)	1.2
Revenue from advisory and other ancillary fees	2.7	4.2	0.7	(1.5)	3.5
Taxes on revenues	(5.0)	(3.7)	(3.9)	(1.3)	0.2
Personnel expenses(2)	(125.1)	(103.9)	(79.8)	(21.2)	(24.1)
(-) Long-term employee benefit (3)	14.6	3.5	3.0	11.1	0.5
(-) Carried interest allocation(4)	25.3	10.2	30.2	15.1	(20.0)
(-) Carry bonus provision	—	—	0.9	—	(0.9)
(-) Deferred and contingent consideration(5)	23.0	24.4	2.0	(1.4)	22.4
(-) Other transaction costs	2.2	0.5	—	1.7	0.5
Amortization of intangible assets(6)	(0.8)	(0.4)	(0.2)	(0.4)	(0.2)
Administrative expenses	(38.1)	(30.8)	(14.3)	(7.3)	(16.5)
(-) Rebate fees	6.5	3.9	0.4	2.6	3.5
(-) SPAC expenses and transaction costs(7)	1.1	0.8	—	0.3	0.8
Placement fees amortization and rebates	(8.4)	(5.3)	(2.5)	(3.1)	(2.8)
Fee Related Earnings (FRE)	147.7	130.0	86.0	17.7	44.0

Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.
(1)Revenue from management fees consist of fee revenue from managing an investment fund in our portfolio, which are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant limited partnership agreement, or “LPA,” or private placement memorandum, or “PPM.” Such revenue increased from prior year due to (a) management fees earned by acquired businesses and (b) management fee revenue commencing in 2023 from newly launched investment fund Private Equity Fund VII.
(2)Personnel expenses consist of (1) fixed compensation costs comprised of salaries and wages, (2) variable compensation costs comprised of partners’ compensation, rewards and bonuses and employee profit sharing, (3) social security contribution and payroll taxes and (4) other short- and long-term benefits. The increase is a result of the acquired businesses.
(3)Long-term employee benefits consist of the equity-based compensation and long term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's share-based incentive plan, and legacy strategic bonus from acquired business.
(4)Carried interest allocation refers to our employees’ right to up to 35% of the performance fees recognized from investments funds. As of December 31, 2023, we had a payable balance of US$31.9 million (US$22.6 million non-current), primarily related to performance fees recognized from Patria Infrastructure Fund III.
(5)Deferred and contingent consideration consists of consideration expected to be paid to former shareholders of Moneda in exchange for future services as employees, which were payable in two installments due December 2, 2023 and December 2, 2024. We account for this consideration as a compensation expense as the employees render services. For the year ended December 31, 2023, US$23.0 million was recognized as an expense in 2023. our income statement and our acquisition of Moneda included a total expected consideration of US$57.5 million
(6)Amortization of intangible assets, such as software.
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
Distributable Earnings
Distributable Earnings, or “DE,” is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE less current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) adjusted to exclude IPO related expenses and non-recurring transaction costs, including changes to deferred and contingent considerations, gross obligation, options, warrants, SPAC's results, and share of equity-accounted earnings. DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations—Distributable Earnings (DE)” for our reconciliation of DE.
The following table presents more information on our DE:

	For the Years Ended December 31,
	2023	2022	2021	Change 2023/2022	Change 2022/2021
	(in US$ millions)
Fee Related Earnings (FRE)	147.7	130.0	86.0	17.7	44.0
Revenue from performance fees	74.1	30.4	89.3	43.7	(58.9)
Taxes on revenue—performance fees	(1.4)	(1.2)	(0.2)	(0.2)	(1.0)
Carried interest allocation	(25.3)	(10.2)	(30.2)	(15.1)	20.0
Carry bonus provision	—	—	(0.9)	—	0.9
Other income/(expenses)	(18.6)	(9.3)	(12.2)	(9.3)	2.9
Other transaction costs	9.5	6.7	11.8	2.8	(5.1)
Deferred and contingent consideration	(8.6)	(11.6)	(0.3)	3.0	(11.3)
SPAC expenses and transaction costs	6.2	10.6	—	(4.4)	10.6
Gross obligation - unwinding	11.7	3.5	—	8.2	3.5
Net financial income/(expense)	(1.6)	8.1	(0.3)	(9.7)	8.4
Derivative financial instruments	3.2	(3.2)	—	6.4	(3.2)
Share of equity-accounted earnings	(0.1)	(2.3)	—	2.2	(2.3)
Amortization of intangible assets from equity-accounted investments	0.6	2.2	—	(1.6)	2.2
Current income tax expense	(9.6)	(6.5)	(1.7)	(3.1)	(4.8)
Distributable Earnings (DE)	187.8	147.1	141.3	40.7	5.8

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
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain financial services industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and financial services industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the financial services industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), or “CVM,” the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) the “IBGE,” the Brazilian Power Research Company (Empresa de Pesquisa Energetica), the Brazilian Association of Food Industries (Associação Brasileira da Indústria de Alimentos), the Bank for International Settlements, DERA/SEC, the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada), or “CEPEA,” the Luiz de Queiroz Agriculture College (Escola Superior de Agricultura Luiz de Queiroz), or “ESALQ,” the Federal Reserve, the International Monetary Fund, the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados), or “SUSEP,” the Organization for Economic Co-operation and Development, or “OECD,” the World Bank, as well as private sources, such as the Alternative Credit Council, the Brazilian stock exchange (B3 S.A.—Brasil, Bolsa, Balcão), or “B3,” Bain & Company, Boston Consulting Group, or “BCG,” Brian & Company, CAIA Association, Cambridge Associates, Campden Wealth, the Economist Intelligence Unit, or “EIU,” Ernst & Young, or “EY,” the Financial Times newspaper, Greenhill, Hamilton Lane, ILOS—Logistics and Supply Chain Specialists, KPMG, McKinsey, Morningstar, Morgan Stanley, Oliver Wyman, Platform research, Preqin, PricewaterhouseCoopers, or “PwC,” Reuters, The Bertelsmann Stiftung’s Transformation Index, or “BTI,” the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or “ABVCAP,” the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or “ANBIMA,” the Brazilian Association of Pension Funds (Associação Brasileira das Entidades Fechadas de Previdência Complementar), or “ABRAPP,” the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or “FGV/IBRE,” among others.
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
•general economic, financial, political, demographic and business conditions in Europe, with respect to the conflict between Russia and Ukraine, the Middle East, with respect to the conflict between Israel and Hamas, and elsewhere where military action occurs, which may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy;
•fluctuations in exchange rates, interest and inflation in Latin America and any other countries we may serve in the future;
•the impact of the COVID-19 outbreak or other pandemics, epidemics and similar crises, on general economic and business conditions in Brazil, Chile, elsewhere in Latin America and globally, and any restrictive measures imposed by governmental authorities in response thereto;
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
•climate change and our ability to assess the climate related risks we face, as well as those applicable to the funds under our management;
•macroeconomic and political conditions in Chile, including the potential effects of constitutional reform, disruptions in trade with China or the United States, tax reform and natural disasters such as earthquakes and floods in the region;
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Summary of Risk Factors
An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks relating to Latin America and risks relating to our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Detailed Risk Factors” for a more thorough description of these and other risks.
Certain Factors Relating to Our Business and Industry
•The global outbreak of COVID-19 caused severe disruptions in Latin America and global economies and as a result, has adversely impacted our performance and results of operations. From 2020 to 2022, the pandemic exacerbated many of the risks described in this annual report. We expect other pandemics, epidemics and similar crises to adversely impact our performance and results of operation causing a slowdown in capital raising, capital deployment and realization activity.
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
•In addition to traditional physical and transitional risks, climate change can create other risks that are gaining increasing social, regulatory, economic and political relevance globally. Our efforts may not be successful in mitigating the climate-related risks arising from the increased focus, pace, breadth, and depth of regulatory expectations requiring implementation in short time frames across multiple jurisdictions and from changes in public policy, laws, and regulations of climate change and related environmental sustainability matters.
Certain Factors Relating to Latin America
•Governments have a high degree of influence in Brazil, Chile and the other economies in which we operate. The effects of this influence and political and economic conditions in Brazil, Chile and other Latin American countries could harm us and the trading price of our Class A common shares. In addition, recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. In Chile, potential constitutional reform in the medium-term or fluctuations in copper prices related to demand in China may also adversely affect us and our Class A common shares.
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
Certain Factors Relating to Our Class A Common Shares
•Patria Holdings owns the majority of our issued and outstanding Class B common shares, which represent approximately 83.2% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
•The dual class structure of our share capital has the effect of concentrating voting control with Patria Holdings; this will limit or preclude your ability to influence corporate matters. Due to the ten-to-one voting ratio between our Class B and Class A common shares, Patria Holdings, the beneficial owner of the majority of our Class B common shares, controls the voting power of our common shares and therefore will be able to control all matters submitted to our shareholders so long as the total voting power of the issued and outstanding Class B common shares is at least 10% of the total voting power of shares outstanding.
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
Detailed Risk Factors
Certain Factors Relating to Our Business and Industry
The global outbreak of COVID-19 caused severe disruptions in Latin America and global economies, and as a result, has adversely impacted our performance and results of operations. Other pandemics, epidemics and similar crises may also adversely impact our performance and results of operations.
The World Health Organization designated COVID-19 as a pandemic. Actions from countries in response to the outbreak created severe economic contraction and adversely impacted many industries. While most countries lifted the public health restrictions with a view to reopening their economies, recurring COVID-19 outbreaks could lead to the re-introduction of such restrictions. The vaccination programs have contributed to the containment of the spread of COVID-19. However, as new variants of the COVID-19 virus spread throughout the world, the long-term ramifications of the COVID-19 pandemic are highly uncertain, and it is hard to predict the duration of the pandemic or of other pandemics, epidemics and similar crises and their effects on the global, Brazilian, Chilean and other Latin American economies where we have substantial portion of our operations.
From 2020 to 2022, the COVID-19 pandemic impacted, and may continue to impact, our business, financial condition, results of operations, liquidity and prospects materially. The pandemic has exacerbated many of the risks described in this annual report. We expect other pandemics, epidemics and similar crises to cause a slowdown in capital raising, capital deployment and realization activity. Adverse impacts on our business as a result of the COVID-19 pandemic or other pandemics, epidemics and similar crises include, but are not limited to a move into a system of, at least, partial remote working by our employees, which could introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit this scenario. In addition, third-party service providers on whom we have become increasingly reliant for certain aspects of our business, including for the administration of certain funds, as well as for certain information systems and technology could be impacted by failures of, or attacks on, their information systems and technology.

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
Turmoil in the global financial markets driven by factors such as rising interest rates, inflation, and events such as the recent COVID-19 pandemic can provoke significant volatility of equity and debt securities prices. This can have a material and rapid impact on our mark-to-market valuations, particularly with respect to our public holdings and credit investments. As publicly traded equity securities may represent a proportion of the assets of many of our carry funds, stock market volatility, including a sharp decline in the stock market, such as those experienced since 2020, may adversely affect our results, including our revenues and net income. In addition, our public equity holdings have at times been concentrated in a few positions, thereby making our unrealized mark-to-market valuations particularly sensitive to sharp changes in the price of any of these positions. Further, although the equity markets are not the only means by which we exit investments, should we experience another period of challenging equity markets, our funds may experience increased difficulty in realizing value from investments.
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
Geopolitical concerns and other global events, including, without limitation, trade conflict, national and international political circumstances (including wars, terrorist acts or security operations) and pandemics, such as the recent COVID-19 pandemic, or other severe public health events, have contributed and may continue to contribute to volatility in global equity and debt markets. The past few years brought significant geopolitical concerns, including, among other things, continued trade tensions, most notably between China and the U.S., resulting from the implementation of tariffs by the U.S. and retaliatory tariffs by other countries on the U.S., continued tensions with North Korea over its ballistic missile testing and nuclear programs, ongoing hostilities in the Middle East and the possibility of their escalation, political tension and uncertainty in Latin America and continued uncertainty regarding the United Kingdom's ("U.K.") withdrawal from the European Union and the war in Ukraine. Such concerns have contributed and may continue to contribute to volatility in global equity and debt markets.
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
•commodity price volatility;
•foreign exchange volatility;
•public health crises, such as the COVID-19 pandemic; and
•changes in law and/or regulation, and uncertainty regarding government and regulatory policy.
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
In October 2023, the state of Israel was the target of an attack by the terrorist group Hamas, which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. Although the conflict is still developing, other world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.
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
We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by competitors. Alternatively, we may experience decreased rates of return and increased risks of loss if we match investment prices, structures and terms offered by competitors. Moreover, if we are forced to compete with other alternative asset managers on the basis of price, we may not be able to maintain our current fund fee terms. There is a risk that fund fees in the alternative investment management industry will decline, without regard to the historical performance of a manager. Fund fees income reductions on existing or future funds, without corresponding decreases in our cost structure, would adversely affect our revenues and profitability. In addition, the attractiveness of our investment funds relative to investments in other investment products could decrease depending on economic conditions. This competitive pressure could adversely affect our ability to make successful investments and limit our ability to raise future investment funds, either of which would adversely impact our business, revenue, results of operations and cash flow.

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
Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a PFIC for any taxable year in which either (1) 75% or more of our gross income consists of “passive income,” or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, gains from the sale or exchange of property that gives rise to such income, gains from the sale of partnership interests and gains from transactions in commodities. We do not believe we were a PFIC for our 2023 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2024 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.

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
Chile has gone through two constitutional processes in recent years, both of which were rejected in referendums. While we believe it is unlikely that a third process will be repeated, it is possible that the constitutional debate will resurface, including through Congress. This reduces the dimension that this risk had in the past, but it remains a source of risk that could increase political uncertainty in the country.
Political developments in Latin America, including government deadlock, material changes to the Chilean constitution, political instability and civil strife could impact our operations and have a material adverse effect on our business, financial condition, and results of operations.

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
In recent years, certain investors, including public pension funds, have placed increasing importance on the potential negative impacts of investments made by the private equity and other funds to which they commit capital, including with respect to environmental, social, and governance matters. Certain investors have also demonstrated increased demands and expectations with respect to existing investments, including by urging asset managers to take certain actions that could adversely impact the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, investors have conditioned future capital commitments on the taking or refraining from taking of such actions. Increased focus and activism related to environmental, social, governance, and similar matters may constrain our capital deployment opportunities, and the demands of certain investors, including public pension funds, may further limit the types of investments that are available to our funds. In addition, investors, including public pension funds, which represent an important portion of our funds’ investor bases, may decide to withdraw previously committed capital from our funds (where such withdrawal is permitted) or to not commit capital to future fundraises as a result of their assessment of our approach to and consideration of the social and environmental cost of investments made by our funds. To the extent our access to capital from investors, including public pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely impact our revenues.
In addition, environmental, social, and governance matters and concerns relating to the use of misleading labels and marketing materials in relation to investment products have been the subject of increased focus by regulatory authorities in the EU. For example, in 2021 requirements under Regulation (EU) 2019/2088, also known as the Sustainable Finance Disclosure Regulation or SFDR, came into force. The SFDR was introduced to improve transparency in the market for sustainable investment products, to prevent greenwashing and to increase transparency around sustainability claims made by, among others, fund and asset managers. In 2022, the EU Taxonomy Regulation (Regulation (EU) 2020/852) entered into force. The Taxonomy Regulation establishes a framework for classifying whether an economic activity is “environmentally sustainable.” As a result of these and other legislative initiatives, we may be required to provide additional disclosure to EU-based investors in our funds with respect to environmental, social, and governance matters.
Although we strive to improve our assessment and monitoring of environmental, social, and governance matters regarding our different funds and their investments, in order to pertinently address regulatory and investor expectations, we may fail to do so successfully. Our approach intends to timely identify and address financially material environmental, social, and governance matters. However, we are subject to increasing scrutiny and enhanced requirements on such matters, which may result in constraints to certain capital deployment opportunities for our funds and adversely impact our ability to raise additional capital.

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
The military actions undertaken by Russian military forces against Ukraine in February 2022 resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries due to the Russian-Ukrainian War. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russian- and Ukrainian-related transactions. Our ability to engage in activity with certain consumer and institutional businesses in Russia and Ukraine or involving certain Russian or Ukrainian businesses and customers would be dependent in part upon whether such engagement is restricted under any current or expected U.S., EU, U.K. or other countries sanctions and laws. Our ability to engage would be further impaired in the event other countries were to become involved in the conflict and, as result, be subjected to sanctions or similar restrictions.
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
Climate change can create transition risks, physical risks and other risks that could adversely affect us.
Climate-related risks can be an aggravating factor for the types of traditional risks that we encounter in the ordinary course of business, including without limitation the risks described in this “Risk Factors” section. Climate change may impact our market share through physical and transition risks. Risks associated with climate change are gaining increasing social, regulatory, economic and political relevance globally.
We strive to monitor increased regulatory compliance with climate-related risks that may result from the increased focus, pace, breadth, and depth of regulatory expectations requiring implementation in short time frames across multiple jurisdictions and from changes in public policy, laws, and regulations, of climate change and related environmental sustainability matters. However, our efforts may not be successful in mitigating such climate-related risks. Climate-related risks are assessed considering internationally recognized sustainability standards and frameworks.
Based on the current global regulatory and market dynamics, we continue evolving how we assess climate-related risks for Patria and the investments made by the funds we manage. Throughout a defined process, climate-related issues are considered in our investments where we assess climate-related risks at different moments and in different levels of depth in the due diligence stage of new investments. Aspects such as greenhouse gas (GHG) emissions, climate-related risks and opportunities, applicable climate-related KPIs for the management stage, and governance, strategy and risk mitigation measures are being evaluated, and recommendations addressed through comprehensive action plans. In our investments, we also seek to monitor KPIs related to GHG emissions, climate-related risks, and other climate change considerations. Over 80% of our private equity and infrastructure portfolio had their greenhouse gas emissions measured in 2022 and 2023.

Although it is not possible at this time to predict how new laws or regulations would impact our business, any future requirements imposing carbon pricing schemes, carbon taxes, emission control, or emission reduction obligations on the operations or activities performed by us, our portfolio companies or third parties hired to support our business may significantly impact our activities, such as increased compliance costs, impact on supply chain, implications for our employees’ health, among others, which could limit our ability to pursue certain business opportunities and invest in certain business segments, products and services, each of which could adversely affect our business, financial condition and results of operations. Additionally, failure to comply with such laws and regulations could result in liabilities or penalties that could significantly impact our operation and financial condition.
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
If anything were to happen which would cause the Company to be deemed to be an investment company under the Investment Company Act, we might lose our ability to raise money in the U.S. capital markets and from U.S. lenders, and additional restrictions under the Investment Company Act could apply to us, all of which could make it impractical for us to continue our business as currently conducted. This would materially and adversely affect the value of your Class A common shares and our ability to pay dividends in respect of our common shares
If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected.
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
In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot provide assurance that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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

•commodity prices;
•public health, including as a result of epidemics and pandemics;
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
The market for securities offered by companies with significant operations in Brazil, Chile and other Latin American countries is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil, Chile and other Latin American countries may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the COVID-19 pandemic. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.
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
It is expected that the new Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2024 and following years, but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government is incurring significant levels of debt to finance measures to combat the COVID-19 pandemic and other campaign proposals of the new Brazilian president, which is expected to continue to increase the Brazilian budget deficit. Any such new policies or changes to current policies, including measures to combat the COVID-19 pandemic, may have a material adverse impact on our business, results of operations, financial condition and prospects.
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
In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth. In 2023, elevated interest rates in Brazil have contained the rise of inflation, but uncertainty remains as to the continued inflationary pressures resulting from the indirect impacts of conflicts, such as the ongoing wars in Israel and Ukraine, on global supply chains.

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or “IPCA,” which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or the “IBGE,” Brazilian inflation rates were 4.6%, 5.8% and 10.1% for the years ended as of December 31, 2023, 2022 and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 5, 2020. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária), or “COPOM.” On March 17, 2021, the COPOM raised the SELIC rate to 2.75% and further raised the SELIC rate to 3.50% on May 5, 2021, to 4.25% on June 16, 2021, to 5.25% on August 4, 2021, to 6.25% on September 22, 2021, to 7.75% on October 27, 2021, to 9.25% on December 8, 2021, to 10.75% on February 2, 2022, to 11.75% on March 16, 2022, to 12.75% on May 4, 2022, to 13.25% on June 15, 2022 and to 13.75% on August 3, 2022. In 2023, COPOM reversed this trend, decreasing the SELIC rate to 13.25% on August 3, 2023, to 12.75% on September 21, 2023, to 12.25% on November 3, 2023, to 11.75% on December 14, 2023, to 11.25% on February 1, 2024 and to 10.75% on March 21, 2024. As of April 26, 2024, the SELIC rate was 10.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation in the future and, consequently, may lead to increased volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our funds and their portfolio companies indebtedness. Any change in interest rates, in particular any volatile swings, can adversely affect our growth, results of operations and financial condition, as well as our funds and their portfolio companies.
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
During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. After three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads suffered significant declines in the market. In November 2020, a referendum was held to vote on two matters: (1) whether a new constitution should be enacted and (2) if so, whether a constituent convention should be composed of an elected mixed assembly of current Congress members and newly elected persons or entirely composed of newly elected citizens. This referendum resulted in ample support for convening a fully elected constitutional convention to draft Chile’s new constitution. The election of the members of this convention was held in April 2021. In July 2021, the convention began the process of drafting Chile’s new constitution. Each new article of the constitution will have to be approved by two-thirds of the convention, a rule that was ratified in September 2021 by the convention itself. The constitutional convention had approximately one year, from July 4 2021 to July 4, 2022, to complete the draft of the constitution. An exit referendum with compulsory participation took place to ratify or reject the proposal of new constitution drafted by the convention. The draft of the new constitution was rejected by a large majority of voters (around 62%). Due to the rejection of the draft, a new constitutional process began. The new constitutional process started in January 2023 with the enactment of the new law and continued with the appointment of commissions in March 2023, the election of the constitutional council on May 7, 2023 and a popular vote on a new draft constitution on December 17, 2023, which was rejected by 55% of the votes. No assurance can be given that any changes to the constitution or that disruptions in the political and economic climate in Chile will not adversely affect our business, financial condition or results of operations.
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
Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate and inflationary environment, may impact our profitability by reducing our portfolio companies operational margins and leading to decreased demand for their products and services. Negative and fluctuating economic conditions in Chile, including as a result of fiscal and monetary adjustments during 2022 and 2023 could also result in increased public debt and instability in Chile's banking system and the Chilean economy as a whole, particularly since commercial banks’ exposure to government debt is high in Chile.
Our revenues are also subject to risk of loss from unfavorable political and diplomatic developments, social instability, international conflicts, and changes in governmental policies, including expropriation, international ownership legislation, and tax policies. Fluctuations in copper prices, including as a result of potential downturns in Chinese demand, may give rise to volatility in the Chilean financial markets and cause further economic instability in the country. Natural disasters such as earthquakes and floods may cause widespread damage which could also impair the asset quality of our loan portfolio and could have an adverse impact on the economy of the affected region. Our growth, portfolio quality and profitability may be adversely affected by volatile macroeconomic and political conditions in Chile. Any material change to United States trade policy with respect to Chile could also have a material adverse effect on the economy, which could in turn materially harm our financial condition and results of operations.

Exchange rate instability may have adverse effects on the Brazilian economy, our business and the trading price of our Class A common shares.
Our functional currency is the U.S. dollar. The Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2021, the real depreciated 7% to R$5.581 per US$1.00 on December 31, 2021. In 2022, the real appreciated 6.5% to R$5.218 per US$1.00 on December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023 due to fluctuating macroeconomic conditions. As of April 25, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.167 per US$1.00, a depreciation of 6.7% of the real since December 31, 2023. There can be no assurance that the real will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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
The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. There is currently discussion of another tax reform to finance the growing deficit. The Government is expected to send a new bill to Congress on certain tax reforms, which has not been disclosed as of the date of this annual report. We cannot predict at this time if these reforms or discussions will have a material impact on our business or portfolio companies or if further tax reforms will be implemented in the future. In addition, the effective corporate tax rate of our portfolio companies located in Chile could rise in the future, which may have an adverse impact on our results of operations.
Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil and Chile. Brazilian GDP growth has fluctuated over the past years, with growth of 1.3% in 2017, 1.8% in 2018, and 1.2% in 2019, a contraction of 3.9% in 2020 and a growth of 4.6% and 2.9% in 2021 and 2022. In 2023, Brazilian GDP grew by 2.9%. In 2022 and 2023, Chilean GDP grew by 2.4% and 0.2% with an unemployment rate of 7.9% and 8.5% as of December 2022 and 2023, respectively.
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
Certain Factors Relating to Our Class A Common Shares
Patria Holdings owns Class A common shares and the majority of our issued and outstanding Class B common shares, which represent approximately 83.2% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
Patria Holdings controls all matters requiring shareholder approval and beneficially owns 55.4% of our issued share capital through its beneficial ownership of Class A common shares and the majority of our issued and outstanding Class B common shares, and consequently, 83.2% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 (ten) votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Patria Holdings will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. Patria Holdings' decisions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses may be contrary to your expectations or preferences, and Patria Holdings may take actions that could be contrary to your interests. Patria Holdings will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

So long as Patria Holdings continues to beneficially own a sufficient number of Class B common shares, even if Patria Holdings beneficially owns significantly less than 50% of our issued and outstanding share capital, Patria Holdings will be able to effectively control our decisions. For example, if our Class B common shares amounted to 10% of our issued and outstanding common shares and Patria Holdings was the sole owner of all the Class B common shares, Patria Holdings would collectively control 52.6% of the voting power of our issued and outstanding common shares. If Patria Holdings sells or transfers any of its Class B common shares, such shares will generally convert automatically into Class A common shares, subject to limited exceptions, such as transfers to affiliates, to trustees for the holder or its affiliates and certain transfers to U.S. tax exempt organizations. The fact that any Class B common shares convert into Class A common shares if Patria Holdings sells or transfers them means that Patria Holdings will in many situations continue to control a majority of the combined voting power of our issued and outstanding share capital, due to the voting rights of any Class B common shares that it retains. However, if our Class B common shares at any time represent less than 10% of the total voting power of shares in the capital of the Company outstanding, the Class B common shares then outstanding will automatically convert into Class A common shares. For a description of the dual class structure, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”
We are a “controlled company” within the meaning of the rules of the Nasdaq corporate governance rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.
Patria Holdings beneficially owns the majority of our Class B common shares, representing 83.2% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:
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
Under our Memorandum and Articles of Association, the holder of our Class B common shares, Patria Holdings, is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain its proportional ownership interests, which is approximately 55.4% of our outstanding shares, respectively. The exercise by the holder of our Class B common shares of its preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
Class A common shares eligible for sale may cause the market price of our Class A common shares to drop significantly.
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

As of December 31, 2023, we had outstanding 55,308,508 Class A common shares and 92,945,430 Class B common shares. The Class A common shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
Our existing shareholders or entities controlled by them or their permitted transferees are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. If our controlling shareholders, the affiliated entities controlled by them or their permitted transferees were to sell a large number of Class A common shares, the market price of our Class A common shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A common shares to decline.
Sales of a substantial number of our Class A common shares or the perception that such sales may occur could cause our market price to fall or make it more difficult for you to sell your Class A common shares at a time and price that you deem appropriate.
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
Each Class A common share entitles its holder to one vote per share, and each Class B common share entitles its holder to 10 votes per share, so long as the total voting power of the issued and outstanding Class B common shares is at least 10% of the total voting power of shares outstanding. Due to the ten-to-one voting ratio between our Class B and Class A common shares, Patria Holdings, the beneficial owner of the majority of our Class B common shares controls the voting power of our common shares and therefore will be able to control all matters submitted to our shareholders so long as the total voting power of the issued and outstanding Class B common shares is at least 10% of the voting power of shares outstanding.

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
•directors should not improperly fetter the exercise of future discretion;
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
We may need to raise additional capital in the future by issuing securities, use our Class A common shares as acquisition consideration, or enter into corporate transactions with an effect similar to a merger, which may dilute your interest in our share capital and affect the trading price of our Class A common shares.
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
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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
Our corporate affairs are governed by our Articles of Association, by the Companies Act (As Revised) of the Cayman Islands (the "Companies Act") and the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the laws of the Cayman Islands are not as clearly defined as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty protecting your interests than would shareholders of a corporation incorporated in a jurisdiction in the United States, due to the comparatively less formal nature of Cayman Islands law in this area.
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
We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
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
The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the “Cayman Economic Substance Act.” We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. We may need to allocate additional resources to comply with the requirements under the Cayman Economic Substance Act, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
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

Patria's History

For more than 35 years, Patria has been delivering attractive private markets returns in Latin America over multiple vintages

Our IPO in 2021 set the stage for the next chapter of growth...

1988
Foundation and partnership with Salomon Brothers

1994
Launch of Private Equity Strategy

2006
Launch of Infrastructure Strategy

2010
Partnership with Blackstone[1]

2021
IPO at Nasdaq

US$14 billion AUM at IPO

2021
Transaction with Moneda
- Credit
- Public Equities
- Chile

2021
Transaction with Kamaroopin
- Growth Equity

2022

2022
Transaction with Igah
- Venture Capital

2022
Transaction with VBI
- Real Estate (Permanent Capital)

2023
A diversified platform growing as the gateway of alternatives in Latin America

US$32 billion AUM YE23

2023
Joint Venture with Bancolombia (closed Nov-23)
- Real Estate (Permanent Capital)
- Colombia

2023 (pending transaction[1])
Transaction to acquire Private Equity Solutions platform
- Primaries
- Secondaries
- Co-investments
- Permanent Capital

2023 (pending transaction[2])
Transaction to acquire Credit Suisse's Brazil Real Estate
- REIT (Permanent Capital)

(1)Agreement to acquire private equity solutions platform announced on October 16, 2023, and expected to close in the first half of 2024.
(2)Agreement to acquire Credit Suisse’s Real Estate business in Brazil (“CSHG Real Estate”) was announced on December 6, 2023 and expected to close in the second half of 2024. Pending successful shareholder approval and transfer of underlying funds.

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
On January 10, 2024, we issued an additional 1,879,977 Class A common shares to entities controlled by certain Moneda partners as deferred compensation due pursuant to the Moneda Transaction. Such Class A common shares were registered under the Securities Act of 1933, as amended, pursuant to our registration statement on Form F-3 (Registration No. 333-275787) and the related prospectus supplement filed on January 9, 2024, to be offered and sold by the entities controlled by certain Moneda partners as selling shareholders.

Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin
On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.), collectively “Kamaroopin”. Kamaroopin commenced operations in 2018, and at the time of the announcement had four invested portfolio companies where they partner with knowledgeable entrepreneurs as investor operators to drive growth through single-minded consumer-focused and tech-enabled business models. Our partnership was structured in two stages with financial terms not disclosed. The first stage included the acquisition of a 40% minority equity stake, at which point we would pursue a joint fundraising campaign for a new growth equity fund. The second stage contemplated the acquisition of the remaining 60% for an undisclosed equity consideration. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. As a result, Patria currently owns 100% of Kamaroopin.
Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp., or the “SPAC,” announced the closing of its initial public offering of 23,000,000 units, including the exercise in full by the underwriters of the right to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each unit consists of one Class A ordinary share of the SPAC, with a par value of US$0.0001 per Class A ordinary share, and one-half of one redeemable warrant of the SPAC, with each whole warrant being a public warrant entitling the holder thereof to purchase one Class A ordinary share of the SPAC for US$11.50 per share, subject to adjustment. The units were sold at a price of US$10.00 per unit, generating gross proceeds from the issuance of US$230,000,000.
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
On June 12, 2023, the SPAC held an extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, the SPAC shareholders approved amendments to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the SPAC has to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024 (the “Articles Extension Date”), in addition to other proposals. Accordingly, the SPAC now has up to June 14, 2024 to consummate its initial business combination. In connection with the Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the SPAC’s Class A ordinary shares exercised their right to redeem their shares on June 14, 2023. Following such redemptions, 16,880,481 ordinary shares of the SPAC remained outstanding and subject to redemption. The SPAC trust account has a remainder balance of US$180 million following the withdrawal for the SPAC Class A ordinary shares redemption. The SPAC also deposited into the trust account an aggregate of US$300,000 in order to effect the extension of the termination date for each additional one-month period, starting on June 14, 2023. The purpose of the extension is to provide time for the SPAC to potentially complete a business combination. The SPAC intends to continue to deposit US$300,000 into the SPAC trust account each month until the earlier of the completion of a business combination or its liquidation date.
Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform
On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A. (“VBI Real Estate” or “VBI”) one of the leading independent alternative real estate asset managers in Brazil, which had approximately R$5 billion in assets under management across both development and core real estate vehicles.
While specific financial terms are not being disclosed, the transaction is structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for a cash consideration, plus the contribution of Patria’s two existing Brazilian REIT vehicles. The second stage allows us to exercise an option to acquire the remaining 50% of VBI and thus consolidate VBI’s platform into the Patria group.

In the course of 2023, VBI acquired three small-scale independent asset managers focused in real estate in Brazil: (i) BlueMacaw Asset Management Ltda., or "BlueMacaw" the spun-off portion of BlueMacaw Gestora Limitada, or “BlueMacaw Gestora”, an investment manager focused on real estate assets in Brazil. BlueMacaw Gestora was created as a spin-off of Blackstone's Real Estate operations in Latin America, led by Marcelo Fedak, (ii) Bari Gestão de Recursos Ltda. (which was later renamed to VBI Securities Ltda.) and (iii) Morc Gestora de Recursos de Crédito Ltda. (which was later renamed to VBI Capital Ltda.), fostering the growth in the real estate vertical.
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
Igah has been operating since 2013 with three funds raised from local and international investors, having invested in startups such as Infracommerce, Contabilizei, Unico, Avenue and Conexa Saúde. As of December 1, 2022, Igah had US$320 million in total assets under management and about US$140 million in fee earning assets under management, as it prepared to launch its fourth fund. Patria acquired 100% of Igah when the transaction closed in December 2022. The consideration consisted of (i) an upfront cash payment, (ii) equity to be paid in the form of Class A common shares over the course of the next 12 months, and (iii) a deferred payment component subject to certain fundraising targets. Specific financial terms of the transaction are not being disclosed.
Business Arrangement with Bancolombia
On July 5, 2023, we announced that we had entered into a business arrangement with Bancolombia, a leading full-service financial conglomerate incorporated in Colombia, to expand our real estate capabilities into Colombia and leverage our private markets expertise to offer access to alternative investment products to Colombian investors. The transaction closed on November 1, 2023. Since its inception, Patria Asset Management S.A. ("PAM") manages a capital real estate investment vehicle with approximately US$1.4 billion of assets under management as of December 31, 2023. Patria expects to contribute capital to be deployed over multiple years to support PAM’s operations as well as to fund general partner commitments. Patria holds 51% of PAM with the remaining 49% being held by Bancolombia.
Agreement to Acquire Private Equity Solutions Business from Abrdn PLC
On October 16, 2023, we announced an agreement for the acquisition of the carved-out private equity solutions business from abrdn. Upon closing, the acquired platform together with certain of our existing feeder funds that direct Latin American capital to global private markets is expected to form a new vertical named Global Private Markets Solutions, or “GPMS,” to be led by Marco D’Ippolito. We expect this new vertical to further develop as a complementary gateway for Latin American investors to access private markets on a global scale. The transaction is expected to add more than US$8.0 billion in FEAUM based on numbers as of December 31, 2023. The transaction includes total consideration of up to GBP100 million (approximately US$122 million) payable to the seller in cash as follows: (i) GBP80 million as base value of which GBP60 million was due at closing and GBP20 million is due 24 months after closing; and (ii) GBP20 million contingent on certain performance factors and is due 36 months after closing. The transaction is subject to customary closing conditions and certain regulatory approvals.
Agreement to Acquire Credit Suisse’s Real Estate Business in Brazil
On December 6, 2023, we announced that we had entered into an agreement to acquire Credit Suisse Hedging-Griffo’s Real Estate investment funds business unit in Brazil, or (“CSHG Real Estate”), for total cash consideration of up to R$650 million. The transaction is structured with R$300 million due upon completion of standard regulatory approvals, and up to an additional R$350 million incrementally conditioned to the successful shareholder approval process and transfer of underlying real estate funds. The funds are listed on the B3 and together would add up to R$12 billion (approximately US$2.4 billion) in FEAUM to our real estate platform. The transaction closed on March 8, 2024. As of the date of this annual report, the transfer of the underlying real estate funds is still in process.

Corporate Information
We are an exempted company limited by shares registered by way of continuation (from Bermuda) in the Cayman Islands on October 12, 2020. We were incorporated in Bermuda in July 2007 as Patria Investments Limited. Our principal executive offices are located at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. Our telephone number at our principal executive office is +1 345 640 4900. Our principal website is www.patria.com. The information that appears on our website is not part of, and is not incorporated into, this annual report.
B.    Business Overview
Overview
We are a leading global alternative investment firm focused on Latin America, with combined assets under management, or “AUM,” of US$31.8 billion and US$27.2 billion as of December 31, 2023 and 2022, respectively. We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns, aiming to be their partner of choice when investing in alternatives in Latin America. To serve our clients, we offer a comprehensive array of products across major asset classes - private equity, infrastructure, credit, public equities and real estate. We offer these products through a variety of fund structures to meet our clients' investment goals and liquidity needs, generally falling into the categories of drawdown funds, permanent capital vehicles and evergreen funds.
As an asset manager, investment performance is the core of our business and a fundamental driver of our growth, and we believe we have built a solid track record across our strategies. The 20-year pooled Net IRR in U.S. dollars for our flagship private equity buyout funds, for example, was 20.3% as of December 31, 2023. For infrastructure, the pooled Net IRR in U.S. dollars for our latest two fully invested vintage flagship development funds was 12.6% as of December 31, 2023. With respect to credit, our Latin America High Yield Credit fund, our largest strategy, has outperformed its benchmark by 370 basis points ("bps") since inception in February 4, 2000, as of December 31, 2023. With respect to public equities, we outperformed the benchmark for the Chilean Equities strategy since inception in March 18, 1994, as our strategy with the longest tenure exceeded 500bps as of the end of the 2023. Finally, with respect to real estate, VBI's largest Real Estate Investment Trusts ("REIT") had a dividend yield spanning from 8% to 12% for the full year in 2023. For further information on our funds performance, see “—Our Business.”
We believe we have also generated attractive financial performance for our shareholders. Since our IPO, we have grown our Fee Earning Assets Under Management from US$7.7 billion as of December 31, 2020 to US$23.9 billion as of December 31, 2023. Our Fee Related Earnings grew from US$56.8 million in 2020, adjusted for a comparable post-IPO compensation structure, to US$147.7 million in 2023. Our Net Accrued Performance Fees nearly doubled from US$298.4 million as of December 31, 2020 to US$534.9 million as of December 31, 2023, even after the realization of US$124 million within the same period.
Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only, while previous disclosures were also net of related corporate taxes. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Finally, in aggregate we generated US$3.29 of Distributable Earnings per share and distributed US$2.79 in dividends in the twelve quarters since our IPO, encompassing our results for the years ended December 31, 2023, 2022 and 2021.
As of December 31, 2023, we had 430 professionals, of which 36 were partners, 23 of these working together for more than 15 years, operating in 11 offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), Sausalito (United States), London (United Kingdom), Dubai (UAE), Hong Kong (China) and Buenos Aires (Argentina) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).

Our Vision
We seek to expand our successful business and investment strategy, which has been in place since the inception of our company, as we see the continuing growth of our industry and the increasing demand for our products. We seek to continue to grow as the partner of choice for global investors allocating capital to alternative investments in Latin America and to local investors seeking to allocate capital into alternative investments both in Latin America and globally.
We aim to be the leading gateway for alternative investment allocations to Latin America, gaining larger shares of global commitments of existing international clients and attracting new international investors, while also driving higher alternative investments penetration in the portfolios of Latin American investors. We strongly believe we can expand our leadership position in Latin America in terms of capital raised and among emerging markets-based alternative investments managers.
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
Our Business
As an asset manager, our AUM is one of our most important KPIs, illustrating the evolution of our business in size, products, and capacity to generate revenues. We believe that the growth of our AUM is directly supported by our performance, and our ability to invest these assets to produce attractive risk-adjusted returns. Our calculation of two key AUM measures - Total AUM and Fee Earning AUM - may differ from the calculations of other investment managers and, as a result, may not be comparable to similar metrics presented by other investment managers. These AUM measures are defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance.”

From December 31, 2009 to December 31, 2023, our Total AUM increased from US$2.4 billion to US$31.8 billion at a compounded annual growth rate, or “CAGR,” of 20.3% per year. Our Fee Earning AUM, or “FEAUM,” defines the effective capital managed by us on which we derive management fees at a given time, and as of December 31, 2023 and 2022, was US$23.9 billion and US$19.2 billion, respectively. Our Total AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds that charge management fees over the deployed capital. The following chart illustrates our Total AUM growth curve:
Total AUM Patria (in US$ billions)

Note: There can be no guarantee that we will achieve comparable growth metrics in the future. Others includes discontinued strategies such as hedge funds.
Private Equity—Operational value creation in resilient sectors
We have developed our private equity products since 1994, applying our investment approach to create leading companies in resilient sectors, such as healthcare, food and beverage, and logistics. As of December 31, 2023 and 2022, our private equity product had over US$12.1 billion and US$10.9 billion of AUM, respectively, with approximately 50 investments and over 300 underlying acquisitions historically as of December 31, 2023. As of December 31, 2023 and 2022, the consolidated cash-weighted net IRR since inception for all our private equity products was 12.5% and 12.9% in U.S. dollars and 16.4% and 18.4% in Brazilian reais, respectively, with limited use of leverage. As of December 31, 2023, the 20-year consolidated cash-weighted net IRR of our private equity products was 20.3% in U.S. dollars, which we believe highlights the strength of our returns for the latest two decades. We continue to diversify our private equity strategy, and with our expansion to both venture capital and growth equity, we believe our product offering now more fully covers the private equity investment spectrum.
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
Private Equity | Overview as of December 31, 2023
Private Equity | Performance versus benchmark as of September 30, 2023 (latest benchmark data available)

(1)Methodology: Cash Weighted Chronological (“Pooled Returns”) consolidates funds return at original dates and cash flows. 20-year returns considers Funds II, III, IV, V, VI and Smart Fit co-investments.
(2)As of September 30, 2023 to compare to latest benchmark data available. 20-year return was 20.3% as of December 31, 2023.
(3)Cambridge index as of September 2023 (latest available). The index is a horizon calculation based on data compiled from private equity funds, including fully liquidated partnerships formed between 1986 and 2021.

Infrastructure—Creating value through growth and development strategies
We believe we have built one of the leading infrastructure investment products in Latin America in terms of AUM, considering our US$5.4 billion and US$5.8 billion of Total AUM as of December 31, 2023 and 2022, respectively. We have offered over US$1.6 billion of co-investment opportunities to date since our inception in 2006. As of December 31, 2023 and 2022, our infrastructure products had a consolidated cash-weighted net IRR since inception of 7.7% and 7.1% in U.S. dollars and 16.7% and 17.5% in Brazilian reais, respectively. As of December 31, 2023, the consolidated cash-weighted net IRR of our infrastructure latest vintages Fund III and Fund IV was 13.0% in U.S. dollars demonstrating the strength of our most recent funds.
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
After building a successful franchise of infrastructure funds that invest in value-add opportunities in Latin America, we are now expanding our product offering with this new family of infrastructure funds focusing on core infrastructure. On March 8, 2021, we announced the closing of our first evergreen, publicly traded, Core Infrastructure fund, Patria Infraestrutura Energia Core FIP Infra, or “PICE.” PICE closed on total commitments of approximately US$153 million (R$800 million), and is a yield-focused investment vehicle that will seek to invest in high-quality, operational power generation and transmission assets in Brazil. This platform is designed to hold investments for longer periods than traditional private equity. PICE is the first infrastructure vehicle in a group of evergreen listed funds managed by Patria. PICE is listed on the B3 under the symbol “PICE11,” which allows for its investors to have liquidity through the secondary market. In August 2022, we launched the second fund of our infrastructure core family, Patria Infraestrutura Energia Core Renda FIP Infra, or “PIER.” PIER raised a total of US$36 million (R$190 million) and invested in a portfolio of 9 small hydro plants that are fully operational, with inflation-indexed long-term contracts and already distributing yield to investors.

Infrastructure | Overview as of December 31, 2023

(1)Hamilton Lane Infra Global Median.
(2)Capex developed/contracted.
Infrastructure | Performance versus benchmark as of December 31, 2023
The key terms of our private equity and infrastructure flagship funds are in general: (1) tenure of 10 to 12 years, extendable for two additional years; (2) 1.5%–2.0% p.a. management fee, charged on either committed or invested capital; (3) five to six years of investment period; (4) for the funds which charge fees over committed capital, reduction of the basis for calculation of the management fee from committed capital to invested capital at the end of the investment period; (5) 0.25% discount on the management fee after raising a successor fund (step-down); (6) 15%–20% carried interest range, European waterfall structure with full catch-up, where performance is measured versus the preferred rate at the fund level (all distributions go to investors and the manager will not participate in profits until the investor’s capital, costs and preferred return have been fully satisfied); and (7) preferred returns from 6% p.a. to 8% p.a.

The combination with Moneda Asset Management was an important step towards our diversification, and two product lines gained immediate traction – credit and public equities. As of December 31, 2023 and 2022, the Total AUM for our credit platform was US$5.6 billion and US$4.7 billion, respectively. As of the same dates, the Total AUM for our public equities products was US$2.9 billion and US$2.1 billion, respectively. We believe Moneda added not only the AUM, but an experienced team, a proven investment strategy and a solid track record. The Moneda-branded credit and public equities products are primarily facilitated through long-term closed-end fund structures with limited gates of liquidity. Prior to the combination, Patria’s platform included: (1) our Constructivist Equity Fund which is an evergreen fund structure pursuing PIPE (Private Investment in Public Equities) investments in Brazil and (2) our private credit fund which is a closed-end CLO structure pursuing credit investments in Brazil.
Credit | Overview as of December 31, 2023
Credit | Performance Highlights as of December 31, 2023
Notes: Regional Corporate Strategies - source: Moneda Asset Management, JP Morgan, Evestment. Data calculated by Moneda Asset Management as of December 31, 2023. Benchmarks used: Cembi Broad Div Latam Index (JP Morgan) for LatAm High Yield and GBI Broad Div Latam Index (JP Morgan) for LatAm Local Currency. Local Corporate Strategies - source: Moneda Asset Management, Patria, RiskAmerica. Data as of September 30, 2023. Benchmark used: RiskAmerica Corporativo Global for Chile High Yield. Inception Date of Chile High Yield: December 31, 2012.
(1)Last 10 years of the fund.
(2)Since inception of the fund.
(3)Includes two smaller vehicles – Credit D365 and FIAGRO which have a target return of CDI+3.5%.

Public Equities | Overview as of December 31, 2023
Public Equities | Performance Highlights as of December 31, 2023

Notes: Data as of December 31, 2023. LatAm Public Equities Strategy returns have been calculated by Moneda applying the Global Investment Performance Standard methodology and have not been certified by a third party. Inception date LatAm Equities Strategy: May 27, 2008. Inception Date Chile Equities Strategy: March 18, 1994. Source: Moneda Asset Management. Inception date PIPE Institutional: October 9, 2014. PIPE Institutional returns are in Brazilian reais and as of December 31, 2023.
(1)    Outperformance reflects primary fund within strategy

In addition to these products, we see a compelling opportunity to develop our additional two asset classes. Our real estate strategy is currently focused on real estate investment trusts, or “REITs,” to leverage on the ongoing financial deepening in Latin America, which we believe gained momentum in Brazil through the agreement to acquire VBI Real Estate See “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform.” and in Colombia through the partnership with Bancolombia See “—Business Arrangement with Bancolombia.”. As of December 31, 2023 and 2022, the total AUM for our real estate platform was US$3.4 billion and US$1.3 billion, respectively.
Real Estate | The Evolution of Patria's Real Estate Since IPO as of December 31, 2023

Note: Acquisition of Credit Suisse’s Real Estate Business in Brazil (“CSHG Real Estate”) is subject to standard regulatory approvals, as well as shareholder approvals in each of the underlying funds. For further information see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—We may, in our sole discretion, decrease the percentage or amount of fees paid by the funds directly or indirectly to us, or even fully waive the payment of such fees for a determined period of time or until the maturity of our funds. If we determine to decrease or waive such fees or otherwise alter our current fee structure, our profit margins and results of operations could be adversely affected.”
VBI Real Estate | Overview as of December 31, 2023

(1)Includes the partnership with Bancolombia closed in November 2023.

VBI Real Estate | Performance Highlights as of December 31, 2023

Note: Benchmark is IFIX index.

Our advisory and distribution platform, launched as a result of our combination with Moneda, had Total AUM of US$2.4 billion and US$2.3 billion as of December 31, 2023 and 2022, respectively, and plays an important role in our aspiration of becoming the conduit of capital for alternative investments coming to and from Latin America.
Platform overview by asset class as of December 31, 2023

Asset Class	AUM (in US$ billions)	FEAUM by Structure (in US$ billions)			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt.Fee Rate

Private Equity	$12.1	$6.7	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	91% /9%	1.7%

Infrastructure	$5.4	$3.3	93%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	77% /23%	1.5%

			7%	Infrastructure Core	Net Asset Value	Permanent Capital	0% /100%

Credit	$5.6	$5.4	94%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	71% / 29%	0.8%

			6%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% /100%

Public Equities	$2.9	$2.9	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	0% /100%	0.7%

Real Estate	$3.4	$3.5	17%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	65% /35%	0.9%

			83%	REITs	Net Asset Value	Permanent Capital	0% /100%

Advisory & Distribution	$2.4	$2.2	34%	Advisory	Net Asset Value	Periodic/Limited liquidity	23% / 77%	0.6%

			66%	Distribution Partnership	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%
Total	$31.8	$23.9					59% / 41%	1.2%

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e., local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the annualized management fee revenue divided by the average FEAUM for the most recent period. Real estate effective management fee rate includes the pro forma impact of 100% of VBI and Bancolombia initiative, which is effective at Patria’s 50% and 51% ownership level, respectively.

Drawdown Funds Investment Record as of December 31, 2023

	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
(in thousands, except where noted)
Private Equity
PE I (1997)	234.000	Divested	163.812	-	278.480	278.480	1,7x	4%	7%
PE II (2003)	50.000	Divested	51.648	-	1.053.625	1.053.625	20,4x	92%	75%
PE III (2007)	571.596	Divested	616.657	882	1.193.694	1.194.576	1,9x	8%	19%
PE IV (2011)	1.270.853	115%	1.225.965	1.395.425	209.465	1.604.889	1,3x	1%	7%
PE V (2015)	1.807.389	115%	1.540.499	3.397.958	400.505	3.798.463	2,5x	16%	20%
PE VI (2019)	2.689.666	106%	1.729.175	3.162.494	36.958	3.199.452	1,9x	20%	17%
PE VII (2022)	1.179.148	Fundraising	378.074	408.021	-	408.021	1,1x	n/m	n/m
Total Private Equity ex. Co-Inv	7.802.652		5.705.830	8.364.780	3.172.727	11.537.507	2,0x	13%	17%
Co investments	745.010	100%	745.010	660.751	121.368	782.119	1,0x	n/m	n/m
Total Private Equity	8.547.662		6.450.840	9.025.531	3.294.095	12.319.626	1,9x	13%	16%

Infrastructure
Infra II (2010)	1.154.385	102%	997.679	313.271	880.544	1.193.815	1,2x	0%	10%
Infra III (2013)	1.676.237	115%	1.306.477	823.648	2.222.534	3.046.181	2,3x	13%	21%
Infra IV (2018)	1.941.000	112%	819.923	1.122.705	21.904	1.144.609	1,4x	11%	7%
Infra V(2023)	974.973	Fundraising	-	-	-	-	n/m	n/m	n/m
Total Infrastructure ex. Co-Inv	5.746.595		3.124.078	2.259.624	3.124.982	5.384.606	1,7x	7%	15%
Co investments	1.181.195	86%	1.017.128	433.530	917.826	1.351.356	1,3x	n/m	n/m
Total Infrastructure	6.927.790		4.141.206	2.693.154	4.042.808	6.735.962	1,6x	8%	17%

Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177.362	Divested	168.335	-	459.072	459.072	2,7x		24%
RE II (2009)	996.340	87%	1.030.449	6.559	1.155.480	1.162.040	1,1x		0%
RE III (2013)	1.310.465	86%	1.172.811	405.651	158.068	563.718	0,5x		-17%
Farmland (2018)	149.043	Divested	61.019	-	96.684	96.684	1,6x		14%
Co investments	1.107.668	100%	1.105.167	2.199	-	2.199	0,0x		n/m
Total Real Estate/Agri	3.740.879		3.537.781	414.409	1.869.304	2.283.713	0,6x		-16%

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

Credit and Public Equities Investment Performance as of December 31, 2023

Asset Class	Strategy	Functional Currency	Strategy AUM (in US$ millions)	Compounded Annualized Net Returns				Excess Return Since Incep.
				1 year	3 years	5 years	Since Incep.
Credit	Latam High Yield (2000)	USD	3,433	14.4%	6.9%	5.6%	10.9%	374 bps
	Benchmark: CEMBI Broad Div Latam HY			11.1%	2.3%	4.8%	7.2%
	Latam Local Currency Debt (2009)	USD	906	28.9%	8.4%	6.3%	4.7%	110 bps
	Benchmark: GBI Broad Div Latam			28.5%	5.1%	5.6%	3.6%
	Chilean Fixed Income (2012)	CLP	568	10.3%	10.2%	7.3%	8.8%	178 bps
	Benchmark: Chilean Fixed Income Index			4.5%	4.5%	6.2%	7.0%
Public Equities	Latam Equities (2008)	USD	1,579	28.8%	4.5%	6.3%	4.0%	225 bps
	Benchmark: Latam Equities Index			32.5%	9.1%	6.5%	1.7%
	Chilean Equities (1994)	CLP	982	18.8%	15.5%	4.1%	13.3%	511 bps
	Benchmark: Chilean Equities Index			22.8%	14.5%	3.4%	8.2%

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
Our Investment Approach

(1)Since inception to December 31, 2023.
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
Efficient framework for investing. We believe we have developed a scalable and recognized investment process leveraging multiple modular investment teams supported by analytical tools and leading to a strong capital deployment capacity. In 2023, we deployed more than US$930 million through our drawdown funds. We believe that our modular approach allows us to quickly grow our deal flow. Our analytical tools encompass due diligence and management playbooks and also include robust ESG requirements in line with global best practices.
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
Sustained strong investment performance track record across market cycles. We have produced strong long-term investment performance across our product offerings, generating consistent outperformance relative to benchmarks. Our flagship private equity strategy's 20-year net IRR in U.S. dollars was 18.3% as of September 30, 2023, outperforming the global Cambridge Associates benchmark by more than 380 bps as of September 30, 2023, which is the latest benchmark data available. For our flagship infrastructure strategy, the pooled net IRR in U.S. dollars for our latest two vintages, or for the last decade, was 13.0% as of December 31, 2023, outperforming the Hamilton Lane Global Infrastructure Median and the Dow Jones Brookfield Global Infrastructure Index by 4.8% and 13.2% respectively. For Credit, our Latin American High Yield, our Latin American Local Currency and our Chilean High Yield strategies have outperformed their benchmarks since inception by 370 bps, 110 bps and 229 bps respectively. For Public Equities, the primary funds for our Chilean Equity, Latin Public Equities and Private Investment in Public Equity ("PIPE") strategies show an annualized outperformance since inception versus the relevant benchmarks of 567 bps, 444 bps and 771 bps respectively as of December 31, 2023. Finally, for Real Estate, all three main Real Estate Investment Trusts ("REITs") acquired through VBI Real Estate have outperformed the benchmark since inception as of December 31, 2023.
Strong client relationship model and capital raising capabilities. We are one of the leading alternative investment firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. As of April 13, 2024, Preqin’s database on fund managers ranks us as number one asset manager in the region for private equity in terms of funds raised in the last 10 years. Our capital raising capabilities currently rely on a team of approximately 60 individuals ranging from client coverage and product specialists to investor relations officers. Our product specialist officers on the investment team have deep knowledge of investment and portfolio strategy and performance, not only to keep LPs and prospective LPs well-informed but also to promote a clearer understanding and deeper appreciation of our strategy, thus facilitating a richer dialogue and exchange and fostering a stronger bond with our LPs. We have accumulated years of data regarding the investment criteria and transaction behavior of many LPs, and we are well positioned to match our clients with the most appropriate investment opportunities.

Distribution Structure | Global Presence

Source: Internal analysis. As of December 31, 2023. Geographic allocation does not include Patria GP commitments.
Note: The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023.
Highly attractive and scalable business model with robust growth trajectory. We participate in an industry that we believe benefits from strong secular growth trends, as well as growth as a result of strategic acquisitions and market consolidation. From 2009 to 2023, our Total AUM increased at a compound annual growth rate, or “CAGR,” of 20.3%. For details on our AUM growth, see “—Our Business.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. Management Fees provide us with highly predictable cash flows, given the long-term orientation of our investment strategies and the capital we manage for our clients. Performance and incentive fees provide the potential for additional revenues associated with our investment performance. As of December 31, 2023 and 2022, the sum of our net accrued performance fees was US$535 million and US$478 million, respectively. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance. Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Given the highly recurring nature of our earnings, we have paid substantial dividends to our shareholders. In the years ended December 31, 2023, 2022 and 2021, dividends paid to our shareholders were US$145.0 million, US$103.3 million and US$119.8 million, respectively. In addition, on March 8, 2024, we paid dividends to our shareholders in an aggregate amount of US$59.9 million.

Seasoned management team with entrepreneurial spirit and professional culture. As of December 31, 2023, we had a senior management team, composed of 96 members. Our partners have been working together for more than 15 years, while partners and directors for more than 7 years on average. The senior team is highly aligned with our clients’ objectives, with sizable capital commitments to our active funds. Our team includes more than 165 investment professionals and approximately 60 client coverage professionals based in São Paulo, Santiago, Montevideo, Bogotá, Medellín, Buenos Aires, New York, Sausalito, London, Dubai, and Hong Kong. Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance, or “ESG,” standards. Our operating partners, usually former C-level executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team. We also have what we believe to be one of the best entry-level programs in our sector: Patria Academy, our internship program with approximately 250 applicants per position. We also offer our employees the opportunity to rotate between multiple roles. For more information on our management, see “Item 6. Directors, Senior Management and Employees.”
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

Business Growth Strategy
The alternative investment industry has experienced significant growth, which we expect to continue and contribute to our future growth. We believe we are among the market leaders in fundraising for alternatives in Latin America among Latin America-focused asset managers. For example, as of March 13, 2024, Preqin’s database on fund managers ranks us as the number one asset manager in the region for private equity in terms of funds raised in the last 10 years. We believe that the following will continue to serve as the primary drivers of our growth:
Fundraising by Time Period(1)
(in US$ billions)

(1)Includes indirect investors and direct co-investors in portfolio companies.
Growing addressable market. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s special report published in 2023, 'The Future of Alternatives in 2027', assets under management, or "AUM," in alternative asset classes (including private markets and hedge funds) is expected to grow at a CAGR of more than 9% to reach more than US$23 trillion by the end of 2027, up from US$14 trillion in 2021.
We believe the penetration of Latin American private investments as a share of global private markets can increase from the historically low levels. Preqin data as of April 15, 2024 shows that Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2023 represented 6% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially, driven by positive economic and currency cycles and the low correlation between Latin America and the global economy.
Continue to diversify and grow our client base of large global investors. We have a strong, diversified and sophisticated client base of over 500 LPs, with the top 20 investors in aggregate managing approximately US$9 trillion of AUM. As of December 31, 2023, our investors included: (1) 8 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments); (2) 9 out of the world’s 20 largest pension funds; and (3) 5 out of the U.S.’s 10 largest pension funds. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments globally and in Latin America, such as high-net-worth individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them only recently have begun to invest in, or increase their allocations to, private markets investments.

In this context, today’s largest private market investors are expected to continue their growth trajectory and diversification, establishing presences in an increasing number of high-growth geographies. We intend to continue building relationships with investors around the world and to position ourselves to participate in the growth of the global private markets. We believe we are well-positioned to pursue the opportunities arising from increased allocations among institutional investors and the rapid wealth creation globally among high-net-worth individuals because of our strong brand and reputation, particularly in Latin America, multi-office resources, top talent investment professionals and comprehensive suite of products and services. We also plan to continue sharing interesting co-investment opportunities with our clients and act as their thought partner by leveraging our transparent and robust reporting process and our experience in macroeconomic and sector-specific trends in Latin America, particularly in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others.
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
Continue to increase our product portfolio. Starting from our flagship private equity and infrastructure funds, we have made significant progress in diversifying our investment platform across major asset classes as we seek to offer a wider range of products to meet the needs of our growing client base. Aligned with our growth strategy, we have used capital raised in our January 2021 IPO to drive inorganic expansion, adding complementary products and scaling our presence in key asset classes such as credit, real estate and public equities.
We believe there is growing demand for an expanded product offering leveraging our investment approach and current capabilities, which could address the specific needs of both our current global institutional client base and Latin American investors, including institutional funds, private wealth managers and affluent retail investors. We expect to continue developing new offerings organically, and also pursuing strategic partnerships, including mergers and acquisitions, to expand our portfolio of products, our geographical reach and to strengthen our distribution channels.
Expand access to channels. While we have established a solid direct communication program with global institutional investors, we aim to continue leveraging our existing investor relations and marketing capabilities to access new relationships and investor segments. In addition to continuing to cultivate our rich direct relationships with our current global client base, we expect that deepening our relationships with distributors, private banks, and digital platforms may significantly enhance the marketing potential of our products in Latin America and globally.
Tap a growing demand for private market investment products in Latin America. We believe that we are well-positioned to reap the benefits of the financial deepening in Latin America, which is expected to continue growing demand for alternative investment products. We believe our platform has the investment track record and distribution expertise required to expand our capital raising in Latin America by leveraging and expanding our existing local investment products.
Environmental, Social and Corporate Governance—ESG
We recognize the crucial role that material environmental, social, and governance, or "ESG", considerations can play in shaping long-term value generation, and we assess them in our risk-return investment analysis and decisions. Our approach is governed by our Responsible Investment Policy, issued in 2019, which sets forth our general guidelines.

We believe our investments have positive impacts in the Latin American markets considering the volume of investments and the sensitivity of the industries in which they operate. With this, our investment philosophy is based on long-term value creation through strict investment guidelines and governance principles. ESG integration is an important part of our way of doing business and an important support to our value creation proposal. To underpin this approach, in January 2020, we became a signatory to the Principles for Responsible Investment (PRI), an independent institution supported by the United Nations (UN).
We continue to improve our Responsible Investment framework to assess ESG considerations rigorously in our investment process through nine steps to evaluate and address material ESG aspects in the three main stages of the investment cycle: (i) investment, (ii) active ownership and, (iii) divestment. The implementation of the different steps varies according to the asset class, the moment in the investment cycle when the step is considered, and the level of depth, based on Patria's leverage, materiality, and priorities:
1.Exclusion List: compliance with the relevant exclusion list(s), according to the fund that will make the investment.
2.Screening: high level review of Responsible Investment Fundamentals that can impact the new investment, based mainly on industry, jurisdiction, and location.
3.Due Diligence (DD): assessment of applicable sustainability regulations, standards, and other relevant aspects identified during the DD process.
4.Action Plan Design: plan to be addressed by the target investment company in the short, medium, and long-term. It includes specific strategies, milestones, and required deliverables.
5.Investment Committee: presentation of sustainability materiality for consideration during the decision-making process.
6.Responsible Business support and Engagement: offering of sustainability expertise and facilitating knowledge building. Supporting investees in the identification and implementation of best practices. Particularly relevant for Patria’s private equity and infrastructure portfolio.
7.Key Performance Indicators (KPIs): monitoring, measuring and periodic reporting of material environmental, social, and governance aspects, based on our Responsible Investment Fundamentals.
8.Responsible Business Action Plans Execution in Ownership: monitoring, supporting and calibrating the implementation of Action Plans.
9.Divestment: preparation of material environmental, social, and governance related information to analyze a company’s integral performance for divestment purposes.
Patria’s ESG Team sits within the management and transformation business area, which reports to the Chief Portfolio Officer, and leads active ownership of the portfolio.
We have two formal responsible investment instances:
1.PAX Responsible Investment Forum, a high-level working group, led by the Head of Responsible Investment and Sustainability and composed by representatives of multiple areas including Investor Relations, Shareholder Relations, Economic Analysis, Compliance and Legal, as well as the different investment verticals. This forum meets quarterly to:
a.Identify and discuss global trends and their impact.
b.Perform a high-level analysis of relevant investment decisions.
c.Oversee responsible investment alignment within Patria.
2.Value Creation Responsible and Sustainable Business Forum, a bi-monthly forum, led by the Responsible Investment and Sustainability team, counting on representatives from private equity and infrastructure portfolio companies. The participants of the forum:
a.Follow up on Patria's responsible investment agenda and the performance of the portfolio companies.
b.Discuss relevant sustainability topics and trends.
c.Develop organizational capabilities on sustainability matters by providing training and inviting external speakers.

In 2022, we hired a Head of ESG with over 18 years of experience on ESG and sustainability management and oversight in multiple industries in Latin America. The team currently has an ESG senior manager and a dedicated external senior advisor, and has integrated an ESG analyst. The team is supported by an external counsel with expertise on ESG and external consultants for ESG screening of new thesis and ESG due diligence of target companies, as well as other special projects and initiatives.
ESG oversight responsibilities and implementation responsibilities (which fall under the responsibility of the ESG team and portfolio companies) are being updated in the Responsible Investment Policy.
People & Career
We work tirelessly to attract, develop, and maintain our talent. We believe in the collective, but we recognize the importance of each one of our team members. We look for the best in class, the problem-solvers, who approach challenging issues with an innovative and creative mindset, striving for excellence in everything they do. We value the proactive and hands-on individuals carrying an entrepreneurial spirit to transform ideas into real opportunities.
We and our portfolio companies offer multiple career and development opportunities, a combination of financial markets, strategic consulting and management within our investees. At Patria, each individual is ultimately responsible for their own career path, and our partnership is open to all based on meritocracy: performance and values.
Today, we have five seniority levels of investment professionals. Our analysts and associates go through rotations across different practice areas to enhance their development and to identify their talents. Our vice presidents and directors are encouraged towards specialization, in order to achieve elevated levels of performance. Finally, our managing directors and partners extend their range of operation and responsibility as partners with management responsibilities.
We have a simple yet structured employee life cycle. When recruiting, we run well-reasoned processes looking for people with our values and a good fit within our culture and the required technical background and compatible experience with their activity and seniority. For career development, we aim to have multiple learning possibilities, giving equal development opportunities to all employees. The speed of growth is individual and always related to performance. We also have processes to incentivize everyone to take an active approach towards planning and developing their careers. Regarding performance management, all of us are assessed at least annually through a 360-degree review where we are evaluated by our subordinates, superiors, peers and across practice areas. We have three ways of recognizing an investment professional’s performance: (1) promotion; (2) allocation of additional responsibilities; and (3) compensation increase. Our compensation structure is consistently aligned with the performance of our funds and the investment cycle of our businesses. To match this business model, we deploy a competitive compensation package with an emphasis on variable and long-term compensation. Our short-term compensation consists of base salaries aligned with market standards and cash bonuses which are variable and designed to reward performance. Our long-term incentive plans were designed to foster adherence to our culture and values.

Corporate Management & Services Platform
Scalable and Robust Platform

(1)4-tier governance layers refer to the type of capacities present in our governance—strategy, protection, investment & divestment, managerial execution.
Our product lines act independently to preserve each of our funds’ mandates with their respective investors and strategies. Nevertheless, all products are managed as one company and benefit from the synergies and scalabilities of a solid corporate services platform based out of our main corporate and management office in George Town, Cayman Islands.
Our corporate office is responsible for the management of the firm, including financial planning & analysis, accounting, tax, treasury, procurement, funds administration, legal, compliance and client onboarding functions. Our success is highly dependent on our solid human resources structure, which is composed of business partners distributed across areas and a centralized corporate team. Our corporate team is responsible for all of our support positions and also for any activity which is better and more efficient when centralized, such as payroll and benefits. Our legal and compliance team is structured similarly, through business partners with specialized knowledge and working closely with our investment areas, as well as a strong centralized corporate team. The corporate team not only leverages synergies and the efficiencies resulting from shared, centralized processes, such as a centralized hotline channel, but also ensures that we act as a unit, follow our policies and code of ethics, and support our values, principles and our way of conducting business across all our operations. Additionally, we make sure to partner with the best-in-class service providers available, with the appropriate technical and jurisdiction-specific expertise, building long-term solid relationships.
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
Our Information Technology. We have state-of-the-art infrastructure technology aligned with best practices. We work to achieve high performance and availability having all critical assets configured to be fault-tolerant to sustain operations in the event of a major failure. We keep appropriate backups through a disk-based and cloud-based approach with data duplication. We have a comprehensive and highly available disaster recovery, or “DR,” strategy and solution with multiple layers of redundancy: our file and application servers are replicated in real time to the DR site, our maximum data loss in the event of a disaster is 15 minutes, and we perform disaster recovery tests annually. Finally, we are evolving towards browser-based applications, delivered through software as a service as they are easier to maintain, improve and roll out and are the right fit for most of our business activities, giving us the agility we need with known and recognized security structures.

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
The Brazilian Regulated Entity is duly authorized to act in the distribution of quotas of the Investment Funds that are manage by it, pursuant to CVM Resolution No. 21/2021, which allows asset management companies to perform distribution activities, however, with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third parties. To perform such distribution activities, the Brazilian Regulated Entity must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements to the clients’ investor profile, (2) registration of clients, payment of redemptions, amortizations and/or investment orders to and from the clients’ accounts, (3) anti-money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant Investment Fund, and appoint an officer to ensure that these rules are properly observed.
Furthermore, the Brazilian Regulated Entity is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940, as amended, as it acts solely as an adviser to private funds and has assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected."
Our subsidiary in Bogota (Colombia) – Patria Investments Colombia S.A.S. is a non-regulated entity that provides investment advisory, marketing and investor relations activities. Our subsidiary in New York (United States) – Patria Investments US LLC – provides marketing and investor relations activities and is also a non-regulated entity.
Our Cayman Islands subsidiary, Patria Finance Limited, is an exempt reporting adviser under the U.S. Investment Advisers Act of 1940, as amended, as it acts solely as an adviser to private funds and has assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected." Patria Finance Limited and Infrastructure II GP, Ltd. are also registered with the Cayman Islands Monetary Authority, or “CIMA,” as a registered person under the Securities Investment Business Act (As Revised) of the Cayman Islands, or “SIBA.” SIBA and related regulations are the framework which governs the regulation of persons carrying on securities investment business in or from the Cayman Islands.
Patria Asset Management S.A. is authorized in Colombia to perform investment manager services, and will also be subject to the oversight of the SFC (Superintendencia Financiera de Colombia) once it receives a license to distribute funds.
Moneda S.A. Administradora General de Fondos is registered in Chile as an asset manager and investment advisor subject to the Chilean funds law (Law No. 20,712), the Chilean securities law (Law No. 18,045) and the Chilean corporations law (Law No. 18,046). It is subject to the oversight and control of the Financial Markets Commission (Comisión Para el Mercado Financiero), or “CMF,” as well as the Financial Analysis Unit (Unidad de Análisis Financiero).
Moneda Corredores de Bolsa Limitada is registered in Chile as a broker dealer and investment advisor subject to the Chilean securities law. It is also subject to the oversight and control of the CMF.
Moneda USA, Inc. is a registered U.S. investment advisor ("RIA"), subject to the U.S. Investment Advisers’ Act of 1940, as amended. It is subject to the oversight and regulation by the U.S. Securities and Exchange Commission.

Our subsidiaries in Montevideo (Uruguay), London (United Kingdom), Dubai (UAE), and Hong Kong (China) perform activities that require registration with and regulation by appropriate regulatory authorities in their jurisdictions, as follows:
•Patria Investments Hong Kong Limited in Hong Kong is licensed as a Type 1 Dealing in Securities, issued by the SFC (Securities and Futures Commission);
•Patria Investments UK Ltd. has a branch in Dubai with a category 4 DIFC Investment Advisory License, issued by the Dubai International Financial Centre ("DIFC");
•Patria Investments UK Ltd. in U.K is authorized as a MiFID manager by the FCA, the scope of permission to perform the following regulated activities and services:
◦Advising on investments (except for pension transfers and pensions opt outs);
◦Arranging (bringing about deals) in investments;
◦Dealing in investments as agent;
◦Establishing, operating or winding up a collective investment scheme;
◦Making arrangements with a view to carry out transactions in investments; and
◦Managing investments.
•Patria Investments Uruguay Agente de Valores S.A. in Uruguay is authorized as a broker dealer and investment advisor by the Central Bank of Uruguay. The license was granted on November 17, 2023. The Uruguayan subsidiary is also an exempt reporting adviser under the U.S. Investment Advisers Act of 1940, as amended, as it acts solely as an adviser to private funds and has assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry"—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected.
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
Main Regulatory Entities
The main regulatory authorities to which our subsidiaries are subject to are, in Brazil, the CVM, the Central Bank and the CMN; in the Cayman Islands, CIMA; in Uruguay, the Central Bank of Uruguay; in Chile, the CMF; and in the United Kingdom, the FCA. In addition, the Brazilian Regulated Entities are subject to the self-regulatory rules issued by B3, ANBIMA and ABVCAP. We present below a summary of the main duties and powers of the CVM, ANBIMA and ABVCAP.
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
Licensing Requirement
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
Relevant Applicable Law to Asset Management Activities in Chile
Pursuant to Chilean Law No. 20,712 which replaced Law No. 18,815, the management of public funds in Chile may only be performed by regulated entities, namely general fund managers (administradoras generales de fondos). The applicable regulatory framework in Chile further comprises general regulations issued by the CMF (Comisión Para El Mercado Financiero) and the Chilean securities law (Law No. 18,045).
Moneda S.A. Administradora General de Fondos is a special purpose corporation, whose existence requires the prior approval of the CMF and which may only manage third-party funds. There is a minimum capital requirement of CLUF10,000.
Additionally, for each managed public fund, an insurance policy is required for a minimum amount of CLUF10,000.
Asset managers in Chile are established as corporations, therefore they must have a board to oversee compliance with the by-laws of the fund and with the legal and regulatory provisions applicable to the managers.
Chilean law No. 20,712 provides for the following types of funds: (1) mutual funds; (2) non-redeemable investment funds; and (3) redeemable investment funds. The main distinction between these three types of funds is the payment date for redemptions where such are permissible. As of December 31, 2023, Moneda did not manage any mutual fund. A significant difference between redeemable investment funds and non-redeemable investment funds is that the latter does not allow for on-demand redemptions, whereas the former must pay redemptions within 11 days.
Financial Markets Commission
The Financial Markets Commission (Comisión para el Mercado Financiero), or “CMF,” is the main financial and securities regulator in Chile. Its objective is to oversee the proper operation, development and stability of the financial market. It has oversight over all open-ended corporations, issuers of securities, stockbrokers, insurance and reinsurance companies, mutualities, special purpose corporations and banks. The CMF is empowered to issue regulations on all those industries and to impose fines and sanctions (including the withdrawal of a license and the approval, suspension and delisting of issuers or securities).
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
For a chart showing our current corporate structure and equity ownership, see “Presentation of Financial and Other Information—Corporate Events.” Such chart is provided for illustrative purposes only and does not show all of the legal entities.
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
As of December 31, 2023, we owned a number of trademarks, including, but not limited to, Patria Investimentos, Patria Investments, Moneda, Moneda Asset Management and VBI Real Estate to identify several business and financial services, in Brazil, Chile, United Kingdom and other jurisdictions, mostly in Latin America and the European Union. We also own other valuable trademarks and designs covering various brands, products, programs and services, including Pátria Finance, Pátria Real Estate, Banco Pátria, Moneda Corredores de Bolsa and Moneda Asset. We have a number of registered copyrights, software and domain names.
Properties
We lease our corporate business and management office, which is located in 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. We also lease additional office space in São Paulo (Brazil), Montevideo (Uruguay), Bogota (Colombia), and Santiago (Chile), New York (United States), London (United Kingdom), Dubai (UAE), and Hong Kong (China). We do not own any property. Our current facilities are suitable for our business needs and we understand that adequate additional space will be available as and when needed.
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
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of the years ended December 31, 2023, 2022 and 2021 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

Overview
We are a leading global alternative investment firm focused on Latin America, with combined assets under management, or “AUM,” of US$31.8 billion and US$27.2 billion as of December 31, 2023 and 2022, respectively. We seek to provide global and Latin American investors with attractive investment products that allow for portfolio diversification and consistent returns, aiming to be their partner of choice when investing in alternatives in Latin America. To serve our clients, we offer a comprehensive array of products across major asset classes - private equity, infrastructure, credit, public equities and real estate. We offer these products through a variety of fund structures to meet our clients' investment goals and liquidity needs, generally falling into the categories of drawdown funds, permanent capital vehicles and evergreen funds.
As an asset manager, investment performance is the core of our business and a fundamental driver of our growth, and we believe we have built a solid track record across our strategies. The 20-year pooled Net IRR in U.S. dollars for our flagship private equity buyout funds, for example, was 20.3% as of December 31, 2023. For infrastructure, the pooled Net IRR in U.S. dollars for our latest two fully invested vintage flagship development funds was 13.0% as of December 31, 2023. With respect to credit, our Latin America High Yield Credit fund, our largest strategy, has outperformed its benchmark by 370 basis points ("bps") since inception in February 4, 2000, as of December 31, 2023. With respect to public equities, we outperformed the benchmark for the Chilean Equities strategy since inception in March 18, 1994, as our strategy with the longest tenure exceeded 500bps as of the end of the 2023. Finally, with respect to real estate, VBI's largest Real Estate Investment Trusts ("REIT") had a dividend yield spanning from 8% to 12% for the full year in 2023. For further information on our funds performance, see “—Our Business.”
We believe we have also generated attractive financial performance for our shareholders. Since our IPO, we have grown our Fee Earning Assets Under Management from US$7.7 billion as of December 31, 2020 to US$23.9 billion as of December 31, 2023. Our Fee Related Earnings grew from US$56.8 million in 2020, adjusted for a comparable post-IPO compensation structure, to US$147.7 million in 2023. Our Net Accrued Performance Fees nearly doubled from US$298.4 million as of December 31, 2020 to US$534.9 million as of December 31, 2023, even after the realization of US$124 million within the same period.
Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only, while previous disclosures were also net of related corporate taxes. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Finally, in aggregate we generated US$3.29 of Distributable Earnings per share and distributed US$2.79 in dividends in the twelve quarters since our IPO, encompassing our results for the years ended December 31, 2023, 2022 and 2021.
As of December 31, 2023, we had 430 professionals, of which 36 were partners, 23 of these working together for more than 15 years, operating in 11 offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá (Colombia), and Santiago (Chile), as well as client-coverage offices in New York (United States), Sausalito (United States), London (United Kingdom), Dubai (UAE), Hong Kong (China) and Buenos Aires (Argentina) to cover our LP base, in addition to our corporate business and management office in George Town (Cayman Islands).
Key Business Metrics
The following table sets forth our key business metrics as of and for the periods indicated. These supplemental business metrics are presented to assist investors to better understand our business and how it operates. This annual report uses the terms AUM, FEAUM, and net accrued performance fee, for which the definitions are presented below. We strongly advise that these measures may differ from the calculations of other companies, and as a result, may not be comparable to similar ones.
The following table presents certain key operating performance metrics for the years ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31,
	2023	2022	2021	2023/2022 Change	2022/2021 Change
	(in US$ millions)
Assets Under Management (AUM)	31,843	27,250	23,815	4,593	3,435
Private Equity AUM	12,064	10,909	9,017	1,155	1,892
Infrastructure AUM	5,387	5,836	5,060	-449	776
Credit AUM	5,610	4,693	4,982	917	(289)
Public Equities AUM	2,908	2,140	2,245	768	(105)
Real Estate AUM	3,432	1,325	366	2,107	959
Advisory & Distribution AUM	2,442	2,345	2,146	97	199
Fee Earning AUM	23,900	19,167	17,930	4,733	1,237
Private Equity AUM	6,658	6,048	4,942	610	1,106
Infrastructure AUM	3,272	3,287	3,521	-15	(234)
Credit AUM	5,381	4,520	4,927	861	(407)
Public Equities AUM	2,910	2,142	2,239	768	(97)
Real Estate AUM	3,476	1,404	414	2,072	990
Advisory & Distribution AUM	2,204	1,767	1,888	437	(121)
Net Accrued Performance Fee (1)	535	478	367	57	111
Net Accrued Performance Fee (Old Methodology)	518	462	348	56	114

(1)    Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Assets Under Management
Our AUM provides our operational size and market share perspective. AUM is the total capital funds managed by us plus the investments directly made by others in the invested companies (co-investments).
The following table reflects the changes in our AUM for the years ended December 31, 2023 and 2022:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
AUM as of December 31, 2022	10,909	5,836	4,693	2,140	1,325	2,345	27,250
Reclassification	0	0	0	0	0	0	0
Acquisitions	184	0	0	0	1,364	0	1,547
Inflows	250	1,301	731	759	758	778	4,576
Outflows	-479	-2,030	-573	-535	-238	-751	-4,606
Valuation Impact	449	141	748	577	-72	75	1,918
Foreign Exchange (FX)	493	450	15	-34	298	-5	1,218
Funds capital variation	256	-311	-4	0	-2	0	-60
AUM as of December 31, 2023	12,064	5,387	5,610	2,908	3,432	2,442	31,843
Our AUM was US$31,843 million as of December 31, 2023, an increase of US$4,593 million, compared to US$27,250 million as of December 31, 2022. The increase in AUM was mainly due to acquisitions (mostly driven by PAM), new capital raised across all verticals, positive performance of our funds and favorable fx impact. These increases were partially offset by realizations in our portfolio companies (mainly in IS III and PE V), dividends distributed from our REITs, Credit and Public Equities funds and redemptions across Credit, Public Equities and Advisory verticals.

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
The following table reflects the changes in our FEAUM for the years ended December 31, 2023 and 2022:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	Advisory & Distribution	Total
	(in US$ millions)
FEAUM as of December 31, 2022	6,048	3,287	4,520	2,142	1,404	1,767	19,167
Reclassification	0	0	0	0	0	0	0
Acquisitions	111	0	0	0	1,364	0	1,475
Inflows	570	487	531	759	635	603	3,585
Outflows	-97	-614	-385	-522	-174	-147	-1,940
Valuation Impact	-10	31	707	565	103	-20	1,377
Foreign Exchange (FX) and Other	35	82	7	-34	145	1	236
FEAUM as of December 31, 2023	6,658	3,272	5,381	2,910	3,476	2,204	23,900
Our FEAUM was US$23,900 million as of December 31, 2023, an increase of US$4,733 million, compared to US$19,167 million as of December 31, 2022. This increase was driven by acquisitions (mostly driven by PAM), new capital raised across all verticals, positive performance of our funds and favorable foreign exchange impact. This increase was partially offset by realizations in our portfolio companies (mainly in IS III and PE V), dividends distributed from our REITs, Credit and Public Equities funds and redemptions across Credit, Public Equities and Advisory verticals. For more information on PAM, see "Item 4. Information on the Company—A. History and Development of the Company—Business Arrangement with Bancolombia."
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
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2023 and 2022:

(in US$ millions)
Net accrued performance fee as of December 31, 2022	461.8
Methodology Adjustment	15.9
Net accrued performance fee as of December 31, 2022 (new methodology) (1)	477.7
Private Equity Fund III	-0.3
Private Equity Fund IV	0.0
Private Equity Fund V	-31.6
Private Equity Fund VI	101.1
Infrastructure II	0.0
Infrastructure III	-27.7
Infrastructure IV	4.9
Agribusiness I	0.0
Alturas II	0.9
Payara I	8.2
Payara II	1.7
Net accrued performance fee as of December 31, 2023	534.9

(1)    Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.

Our net accrued performance fee was US$535 million on December 31, 2023, an increase of US$57 million, compared to US$478 million on December 31, 2022. The increase was primarily due to the valuation increase from invested companies of Infra III, Infra IV and PE VI funds and addition of Kamaroopin funds (Payara I and II), representing US$127 million of positive impact. This increase was partially offset mainly by US$37 million realization of performance fee from IS III, US$10 million realization of performance fee from PE V and US$22 million due to assets valuation in PE V.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2022 and 2021:

(in US$ millions)
Net accrued performance fee as of December 31, 2021 (1)	348.1
Private Equity Fund III	0.3
Private Equity Fund IV	(0.2)
Private Equity Fund V	30.8
Private Equity Fund VI	24.6
Infrastructure II	—
Infrastructure III	54.2
Infrastructure IV	3.9
Agribusiness I	—
Alturas II	0.1
Net accrued performance fee as of December 31, 2022	461.8

(1)    For comparative purposes, the Net Accrued Performance Fee as of December 31, 2021 was US$367 million considering the new methodology,
Our net accrued performance fee was US$462 million on December 31, 2022, an increase of US$114 million, compared to US$348 million on December 31, 2021. The increase was primarily due to the valuation increase from invested companies of Infra III, PE V and PE VI funds. This increase was partially offset by US$19 million realization of performance fee from IS III.
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

	For the Years Ended December 31,
	2023	2022	2021	Change 2023/2022	Change 2022/2021
	(in US$ millions)
Net income for the year	120.8	94.1	121.3	26.7	(27.2)
Fee Related Earnings (FRE)(1)	147.7	130.0	86.0	17.7	44.0
Distributable Earnings (DE)(2)	187.8	147.1	141.3	40.7	5.8

Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.
(1)Reconciled as net income before income taxes that are attributable to owners of the Parent less revenue from performance fees net of taxes, other income/(expenses) and net financial income/(expense), plus long term employee benefit personnel expenses related to equity-based compensation, Officers’ fund and strategic long-term benefit plans, performance share plan, performance fee compensation, plus personnel and other restructuring costs as a results of acquisitions, plus deferred and contingent consideration and carry bonus provision, plus amortization of intangible assets (contractual rights, non-contractual customer relationships and brands) from acquisitions, changes in value related to option arrangements from acquisitions, SPAC warrants fair value changes and adding back administrative and transaction expenses related to SPAC. For a reconciliation of our FRE to income before income tax for the year, see “—Fee Related Earnings (FRE)” below.

(2)Reconciled as net income attributable to owners of the Parent adjusted for deferred taxes, amortization of intangible assets (contractual rights, non-contractual customer relationships and brands) from acquisitions, long term employee benefit personnel expenses related to equity-based compensation, Officers’ fund and strategic long-term benefit plans and performance share plan, personnel and other restructuring costs as a results of acquisitions, deferred and contingent consideration, changes in value related to option arrangements from acquisitions, foreign exchange gains/(losses) from settling acquisition payables and SPAC warrants fair value changes, administrative and transactions expenses for SPAC and non-recurring expenses mainly consisting of transaction costs. For a reconciliation of our DE to net income for the year, see “—Distributable Earnings (DE)” below.
Fee Related Earnings (FRE)
For our years ended December 31, 2023 and 2022, we made certain changes to the presentation of our Fee Related Earnings (FRE) including the composition certain income and expense items to provide what we believe to be a more meaningful and relevant presentation of our performance. As a result, our comparison of our FRE for the year ended December 31, 2021 may not be fully comparable to our FRE for the years ended December 31, 2023 and 2022. For further information, see note 2(c) to our audited consolidated financial statements included elsewhere in this annual report.

	For the Years Ended December 31,
	2023	2022	2021	Change 2023/2022	Change 2022/2021
	(in US$ millions)
Net income before income tax	114.7	101.0	121.6	13.7	(20.6)
Revenue from performance fees	(74.1)	(30.4)	(89.3)	15.2	58.9
Taxes on revenue—performance fees	1.4	1.2	0.2	1.2	1.0
Long-term employee benefits(1)	14.7	3.5	3.0	11.7	0.5
Carried interest allocation	25.3	10.2	30.2	(4.9)	(20.0)
Deferred and contingent consideration(2)	22.9	12.9	2.3	20.6	10.6
Carry bonus provision	—	—	0.9	n.m.	(0.9)
Amortization of intangible assets from acquisitions(3)	19.3	17.4	4.7	1.9	12.7
SPAC expenses and transaction costs(4)	1.1	11.4	—	(10.3)	11.4
Other transaction costs(5)	9.1	7.2	12.2	(3.1)	(5.0)
Gross obligation adjustments (6)	11.6	3.5	—	8.1	n.m.
Share of earnings from associate(7)	0.1	0.1	—	—	0.1
Net financial income/(expense)	1.6	(8.0)	0.3	9.6	(8.3)
Fee Related Earnings	147.7	130.0	86.0	17.7	44.0

(1)Long-term employee benefits for the years ended December 31, 2023, 2022 and 2021 reflects the impacts from our equity-based compensation, share based incentive plans, Officers' fund and strategic bonus.
(2)Deferred and contingent consideration for the years ended December 31, 2023, 2022 and 2021 includes contingent consideration from acquisition transactions.
(3)Amortization of intangible assets from acquisitions for the years ended December 31, 2023, 2022 and 2021 includes amortization of contractual rights, brand amortization and non-contractual customer relationships from acquisitions that have been given effect after we concluded the allocation of our purchase price from acquisitions.
(4)SPAC expenses and transaction costs for the years ended December 31, 2023 and 2022 reflects the impact of our SPAC's IPO and operating expenses.
(5)Other transaction costs for the years ended December 31, 2023, 2022 and 2021 includes expenses associated with business acquisition-related activity and restructuring.
(6)Gross obligation adjustments for the years ended December 31, 2023 and 2022 reflect the unwinding of the present value of the redemption payable under put option arrangements from business acquisition-related activity.
(7)Share of earnings from associate for the years ended December 31, 2023 and 2022 reflects the impact of share of equity accounted earnings from associate acquisitions.

Distributable Earnings (DE)

	For the Years Ended December 31,
	2023	2022	2021	Change 2023/2022	Change 2022/2021
	(in US$ millions)
Net income for the year	118.4	93.0	121.2	25.4	(28.2)
Deferred income tax expenses	(13.4)	1.5	(1.3)	(14.9)	2.8
Amortization of intangible assets from acquisitions	19.3	17.4	4.7	1.9	12.7
Long-term employee benefits	14.7	3.5	3.0	11.2	0.5
Deferred and contingent consideration	14.3	12.9	2.3	1.4	10.6
Derivative financial instrument gains/(losses)	14.9	0.3	—	14.6	0.3
SPAC expenses and transaction costs	7.3	11.4	—	(4.1)	11.4
Other transaction costs	12.3	7.2	11.5	5.1	(4.3)
Distributable Earnings	187.8	147.1	141.3	40.7	5.8
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
The attractiveness of private markets. With private markets being an important piece of our product offering, our results of operations are affected by the growth of this industry. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s special report published in 2023, ‘The Future of Alternatives in 2027’, assets under management (AUM) in alternative asset classes (including private markets and hedge fund) is expected to grow at a CAGR of more than 9% to reach more than US$23 trillion by the end of 2027, up from US$14 trillion in 2021. According to Preqin's report, there is a growing trend of global investors establishing and raising target allocations to alternatives. These actions have been driven by several factors, including: (1) consistent outperformance in alternatives compared to public markets in both short and long-term investment periods; (2) alternatives play a key role on portfolio diversification benefits with low correlation to traditional assets; and (3) lower volatility in alternatives when compared to public markets, particularly during market downturns. We believe the penetration of Latin America private investments as a share of total global private markets can increase from the historically low levels. Preqin data as of April 15, 2024 shows that Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2023 represented 6% of global GDP. We believe that the volume of capital flowing to private markets in Latin America can increase substantially, driven by positive economic and currency cycles and the low correlations between Latin America and the global economy. For additional information regarding our industry, see “Item 4. Information on the Company—B. Business Overview.”

Our ability to attract new capital and investors. Our ability to attract new capital and investors in our funds is driven, in part, by the extent to which they continue to see the alternative asset management industry generally, and our investment products specifically, as an attractive vehicle for capital appreciation or income. Since 1994, we have expanded from our initial flagship private equity funds, to other investment options, such as our infrastructure funds, co-investments funds (focused on successful companies from our flagship funds), and constructivist equity funds (applying our private equity approach to listed. Our IPO allowed us to go further and expand our product offerings inorganically – exemplified by our significant credit, public equities and real estate platforms today. Additionally, we have developed an efficient proprietary global institutional distribution structure, attracting top global investors, and we are working to expand our reach to new investors, globally and locally, including retail and high net worth individuals. However, capital raising continues to be competitive. If we are unable to continue to successfully raise larger or similar amounts of capital for our products, our AUM, our FEAUM and associated fees attributable to new capital raised in future periods may be lower than in prior years. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our asset management business depends in large part on our ability to raise capital from third-party investors. A failure to raise capital from third-party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.”
Our ability to successfully deploy capital. Our ability to maintain and grow our revenue base is dependent upon our ability to successfully deploy the capital available to us and participate in capital markets transactions. As of December 31, 2023, we have overseen the deployment of more than US$30 billion through capital raised by our drawdown products, capital raised in IPOs and follow-ons, debt raised by underlying companies and capital expenditures sourced from operational cash flow of underlying companies, with more than 100 investments and over 310 underlying acquisitions as of December 31, 2023. In this respect, capital raised through our products directly increases our AUM, whereas capital raised or expended by underlying companies does not affect our AUM. We believe that alternative markets are still a developing industry where we operate, and that there are significant market opportunities for us to deploy our investment strategies. Nevertheless, greater competition, high valuations, increased overall cost of credit and other general market conditions may impact our ability to identify and execute attractive investments. Additionally, because we seek to make investments that have an ability to achieve our targeted returns while taking on a reasonable level of risk, we may experience periods of reduced investment activity. We have a long-term investment horizon and the capital deployed in any one quarter may vary significantly from the capital deployed in any other quarter or the quarterly average of capital deployed in any given year. Reduced levels of transaction activity also tend to result in reduced potential future investment gains, lower transaction fees and lower fees for our product lines, which may earn fees based on deployed capital.
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
Foreign Exchange Rates
Foreign exchange rates may impact our results, considering that part of our revenues and expenses are in currencies other than U.S. dollars. In 2023, 67% of our revenues and 48% of our expenses were denominated in U.S. dollars. In 2022 and 2021, 64% and 87% of our revenues and 40% and 65% of our expenses were denominated in U.S. dollars, respectively. See notes 5 and 21 to our audited consolidated financial statements included elsewhere in this annual report.

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
Inflation Rates
We do not believe that inflation had a major impact on our results of operations for any periods presented herein, however our personnel and administrative expenses should be expected to reflect the general trends of inflation over time.
Latin American Macroeconomic Environment
Our investment approach has developed since 1994 with a view towards producing consistent risk-adjusted returns across vintages and cycles, notwithstanding volatility from time to time in Latin American political and macroeconomic contexts.
As of 2023, Latin America and the Caribbean had a combined estimated total GDP of US$6.3 trillion, approximately 659 million inhabitants, with an average GDP per capita of US$9,559 and average real growth of nearly 2.9% per annum over the past 50 years, according to the World Bank. Important industries have consolidated their presence in the region and acquired scale, the most notable being community and financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. We believe that the region has a large and vibrant consumer market. In most countries an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.
Brazil is the largest economy in Latin America, as measured by GDP, and we therefore have historically carried out the majority of our investments in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. In 2022, the real appreciated 6.5% to R$5.218 per US$1.00 on December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023. The currency volatility experienced over the years was primarily driven by short-term capital flows resulted from higher global risk aversion, volatility in global capital markets, and persistent domestic political instability. As of April 25, 2024, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.167 per US$1.00, a depreciation of 6.7% of the real since December 31, 2023. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

Chile has an estimated GDP of US$301 b and 19 million inhabitants as of 2023, and exports of goods and services account for approximately one-third of Chile’s economy. Commodities comprise approximately three-quarters of total merchandise exports; copper alone provides nearly a fifth of government revenues. Structural reforms, pursued consistently since the 1980s, have contributed to steady growth, cutting poverty rates by more than half, and helped cement the country’s commitment to democratic and representative government. The country is an OECD member with a consolidated market-oriented economy characterized by a high level of foreign trade together with a long-standing reputation for strong financial institutions and sound government policies. Not surprisingly, Chile has the highest sovereign credit rating in Latin America. Its main industries are mining (copper, coal, and nitrate), food processing, chemicals, wood, and agribusiness (fishing, viticulture, and fruit). In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of 6.1% in 2020. During 2021, the Chilean economy started to recover as the extensive lockdowns where lifted and consumption was strongly boosted by the pension fund withdrawals and other support measures given by the government. In 2021, GDP grew 11.7%, but the measures implemented by the government to increase liquidity for households during the COVID-19 pandemic led to an increase in inflation, with inflation reaching 7.2% in 2021 and 12.8% in 2022, based on the Chilean consumer price index. As a result, the Chilean Central Bank increased the MPR multiple times, from a historically low level of 0.5% in 2020 to a historically high level of 11.25% in October 2022. In 2023, inflation began to subside and decreased to 3.9% by the end of the year, based on the Chilean consumer price index. As a result, the Central Bank began easing monetary policy and reduced the MPR to 8.25% as of December 31, 2023. See "Item 3. Key Information—D. Risk Factors Certain Factors Relating to Latin America—Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms, as well as the enactment of Chile’s new constitution could adversely impact our business."
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
Recent Accounting Pronouncements
For information about recent accounting pronouncements that were adopted in 2023, see note 4(s) to our consolidated financial statements included elsewhere in this annual report.
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by us. These standards are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions. For information about recent accounting pronouncements that will apply to us in the near future, see note 4(t) to our audited consolidated financial statements included elsewhere in this annual report.
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

Driven by global connectivity and usage of cloud services to store sensitive information, which includes the company and its clients’ confidential information, our cybersecurity protection measures have increased, impacting our operating costs and IT investments strategy. Our information technology related costs represented 16.2% and 19.5% of our administrative expenses for the years ended December 31, 2023 and 2022, respectively.
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
Our operational expenses are composed of personnel expenses, carried interest allocation, amortization of intangible assets, deferred consideration on acquisitions, general and administrative expenses, other income/(expenses) and our share of equity-accounted earnings from associate investments.

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
Deferred consideration
Deferred consideration primarily refers to the amount accrued during retention period on our acquisition of Moneda, recognized as a compensation expense as the employees render services. Our acquisition of Moneda included US$58.7 million expected to be paid to former shareholders of Moneda in exchange for future services as employees, which are payable in two installments due December 1, 2023 and December 1, 2024. This expense continues to be recognized as a compensation expense as the employees render services.
Amortization of intangible assets
Amortization of intangible assets are composed of the following components:
•Placement agent fees are composed of costs related to the capital raising processes, comprising a percentage of the amount raised, or a fixed amount paid upfront and amortized over the duration of the fund’s existence;
•In 2023, contractual rights from investments funds were recognized from asset acquisition transactions. In 2022, contractual rights related to the management of the Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. Investment funds. These rights were recorded as a result of the acquisition of control of the P2 Group on December 25, 2015 from Promon International Inc. The purchase agreement included contingent consideration that will be paid to Promon International Inc. based on the performance of P2 Brasil Private Infrastructure General Partner II Ltd., expected to be settled only if the performance is achieved - no amounts were due as of the settlement date and reporting date.
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
General and administrative expenses
General and administrative expenses mainly consist of professional services, IT and telecom services, depreciation of right-of-use assets and property and equipment, travel expenses, marketing and events expenses, occupancy expenses, expenses on utilities, materials and supplies, rebate fees (comprising a percentage of the management fee paid to the placement agent during the life of the fund), taxes and contributions and certain other administrative expenses.
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

Net Financial Income/(Expense)
Financial income is mainly composed of interest on highly liquid investments, realized and unrealized gains on long-term investments, unrealized gains on derivative financial instruments and asset-linked receivables and foreign exchange gains in monetary items. Financial expenses include interest, unrealized losses on derivative financial instruments, foreign exchange losses in monetary items and commission and brokerage expenses, recognized on an accrual basis.
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
Results of Operations
Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022
The following table sets forth our income statement data for the year ended December 31, 2023 and 2022:

	For the Years Ended December 31,
	2023	2022	Variation (%)
	(in US$ millions, except for percentages)

Net Revenue from services	327.6	258.9	26.5%
Personnel expenses	(78.8)	(69.8)	12.9%
Carried interest allocation	(25.2)	(10.2)	147.1%
Deferred consideration	(23.0)	(24.4)	(5.7)%
Amortization of intangible assets	(22.4)	(17.4)	28.7%
General and administrative expenses	(39.1)	(31.1)	25.7%
Other income/(expenses)	(18.7)	(9.3)	101.1%
Share of equity-accounted earnings	(0.7)	(2.4)	(70.8)%
Net financial income/(expense)	(1.7)	8.1	(121.0)%
Net income before income tax	118.0	102.4	15.2%
Income tax	2.8	(8.3)	(133.7)%
Net income for the year	120.8	94.1	22.1%
Owners of the Parent	118.4	93.0	27.3%
Non-controlling interests	2.4	1.1	118.2%

n.m. = not meaningful
(1)    We had previously revised the presentation of our consolidated income statement in 2022 that had previously provided a classification of expenses based on its function within our group to a classification of expenses based on its nature to provide what we believe to be a more meaningful and relevant presentation of our consolidated financial performance. For further information, see note 2(c) to our audited consolidated financial statements included in this annual report.

Net Revenue From Services

	For the Years Ended December 31,
	2023	2022	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	252.9	223.5	13.2%
Private Equity	112.0	99.6	12.4%
Infrastructure	50.2	51.6	(2.7)%
Credit	39.5	37.3	5.9%
Real Estate(1)	20.7	12.2	69.7%
Public Equities	19.3	17.4	10.9%
Advisory and Distribution	11.2	5.4	107.4%
Revenue from incentive fees	4.1	6.1	(32.8)%
Private Equity	—	—	n.m
Infrastructure	—	—	n.m
Credit	3.3	2.4	37.5%
Real Estate	—	—	n.m
Public Equities	0.8	3.7	(78.4)%
Advisory and Distribution	—	—	n.m
Revenue from performance fees(2)	74.7	30.4	145.7%
Private Equity	15.4	—	n.m
Infrastructure	58.1	30.4	91.1%
Credit	0	—	n.m
Real Estate	1.2	—	n.m
Public Equities	0	—	n.m
Advisory and Distribution	0	—	n.m
Fund fees	331.7	259.9	27.6%
Revenue from advisory and other ancillary fees	2.7	4.2	(35.7)%
Taxes on revenue—performance fees	(1.4)	(1.2)	16.7%
Taxes on revenue—management fees and other	(5.4)	(4.0)	35.0%
Net Revenues from services	327.6	258.9	26.5%
Brazil (3)	50.2	40.2	24.9%
British Virgin Islands	—	3.1	n.m
Cayman Islands(4)	215.3	160.2	34.4%
Chile(5)	53.0	52.1	1.7%
Colombia (6)	2.0	—	n.m
Uruguay (7)	2.2	—	n.m
United Kingdom (8)	0.7	—	n.m
United States of America(9)	4.2	3.3	27.3%

n.m. = not meaningful
(1)Includes 50% attributable to non-controlling interest shareholders of VBI Real Estate and 49.26% attributable to Patria Asset Management SA. For more information on VBI Real Estate, see “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform.” For more information on Patria Asset Management, see “—Business Arrangement with Bancolombia."
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
(3)Our Brazil revenue consists primarily of management and performance fees received by our Brazilian entities relating to the services provided to our funds and management and performance fees from VBI Real Estate.
(4)Our Cayman Islands revenue consists of management and performance fees received by our Cayman Islands entities for the services provided to our funds.
(5)Our Chile revenue consists of management, incentive, financial advisory and other fees from Moneda's funds managed in Chile.
(6)Our Colombia revenue consists of management fees from Patria Asset Management S.A.
(7)Our Uruguay revenue consists of management fees from management services rendered to Igah.
(8)Our United Kingdom revenue consists of management fees from Moneda funds managed in the United Kingdom.
(9)Our United States revenue consists of management and incentive fees from funds managed by Moneda USA Inc.

Net revenue from services in 2023 amounted to US$327.6 million, an increase of US$68.7 million, or 26.5%, from US$258.9 million in 2022, primarily attributable to an increase of US$29.4 million in revenue from management fees as a result of additional management fees from acquired companies and management fees from newly launched investment fund Private Equity VII. Performance fees are variable in nature and dependent on the various stages of the life cycle of our investment funds and their respective investments. In 2023, performance fees increased by US$44.4 million in revenue primarily earned from Infrastructure Fund III and Private Equity Fund V. In addition, revenue from incentive fees and from advisory and other ancillary fees collectively decreased by US$3.4 million, or 34% from US$10.2 million in 2022 to US$6.8 million in 2023.
Personnel expenses and carried interest allocation
Personnel expenses in 2023 were US$78.8 million, an increase of US$9 million, or 12.9%, from US$69.8 million in 2022, mainly due to additional personnel expenses from acquired businesses. Carried interest allocation increased by US$15.0 million, or 147.2% from US$10.2 million in 2022 to US$25.2 million in 2023, due to an increase in performance fee revenue.
Deferred consideration on acquisition
Deferred consideration expenses, related to the business combination with Moneda, decreased by US$1.4 million in 2023 due to a decrease in head count for participants eligible for the deferred consideration payment.
Amortization of intangible assets
Amortization of intangible assets increased by US$5.0 million, or 28.7%, from US$17.4 million in 2022 to US$22.4 million in 2023, mainly due to an increase in the value of identifiable intangible assets (brands, non-contractual customer relationships and contractual rights) acquired as part of acquisition transactions.
Other income/(expenses)
Other expenses, net of other income increased by US$9.4 million or 101.1%, from US$9.3 million in other expenses to US$18.7 million in other expenses, mainly attributable to: (i) a decrease of US$4.2 million related to amortization of our SPAC initial public offering expenses; and (ii) a non-recurring gain of US$4.2 million from fair value remeasurement of previously held interest of Kamaroopin upon completing business combination in stages converting an associate investment to a fully controlled subsidiary. These were partially offset by (i) a decrease of US$2.9 from reversal of previously accrued expenses related to the value of contingent consideration payable on acquisition of Moneda; and (ii) an increase of US$8.1 million in other expenses related to acquisition obligation adjustment and expenses; and (iii) an increase of US$5.1 million in transaction costs for acquiring interests in businesses; and (iv) an increase of US$0.8 million other expenses as result of integrating acquired business.
Share of equity accounted earnings
Share of equity-accounted earnings from entities we have significant influence over but do not control amounted to a loss of US$0.7 million for 2023, (US$2.4 million for 2022), after previously acquiring interests directly in Kamaroopin and indirect associate interests held through VBI Real Estate. The decrease in share of equity accounted losses of US$1.7 million or 70.8%, mainly attributable to the reclassification of Patria's equity stake in Kamaroopin following the completion of the business combination and acquisition by Patria of 100% of the share capital of Kamaroopin in April 2023. (For more information on Kamaroopin, see “— Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin "). The majority of share of equity-accounted earnings consist of the amortization of identifiable intangible assets acquired as part of the initial associate investment.
Net Financial Income/(Expense)
Net financial income/(expenses) in 2023 were US$1.7 million net financial loss, a decrease of US$9.8 million from US$8.1 million net financial gain in 2022 primarily attributable to lower unrealized gains on long term investments (compared to a decrease of US$4.7 million in 2022), lower unrealized gains on the SPAC's warrant liability (decrease by US2.4 million from 2022) and unrealized losses on derivative financial instruments related to acquisition-related activity (decrease by US$3.2 million from 2022).

Net income Before Income Tax
As a result of the foregoing, net income before income tax in 2023 was US$118.0 million, an increase of US$15.6 million, or 15.2%, from US$102.4 million in 2022.
Income Tax
Income tax in 2023 was positive US$2.8 million, a decrease in income tax expenses of US$11.2 million from US$8.3 million expense in 2023. This decrease was primarily attributable to a decrease of US$14.9 million in deferred income tax expenses due to an increase in deferred tax assets as a result of unrealized losses on option arrangements to acquire the remaining non-controlling interest in VBI Real Estate. The impact from the movements in fair value due to changes in unobservable inputs to the VBI option arrangements resulting in deferred tax income are derived from the subsidiary of the group holding both VBI call and put option arrangements measured at fair value (total deferred tax income in 2023 of US$10.6 million). This was partially offset by an increase in current income tax expenses by US$3.7 million as result of taxes in jurisdictions of acquired companies. Our effective income tax rate was -2.4% in 2023 and 8.1% in 2022.
Net Income for the Year
As a result of the foregoing, net income of our group in 2023 was US$120.8 million, an increase of US$15.6 million, or 22.1%, from US$94.1 million in 2022.
Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021
The following table sets forth our income statement data for the year ended December 31, 2022 and 2021:

	For the Years Ended December 31,
	2022	2021	Variation (%)
	(in US$ millions, except for percentages)

Net Revenue from services	258.9	235.5	10.0%
Personnel expenses	(69.8)	(47.6)	47.0%
Carried interest allocation	(10.2)	(30.2)	(66.0)%
Deferred consideration	(24.4)	(2.0)	n.m.
Amortization of intangible assets	(17.4)	(7.0)	149.0%
General and administrative expenses	(31.1)	(14.3)	117.0%
Other income/(expenses)	(9.3)	(12.5)	(26.0)%
Share of equity-accounted earnings	(2.4)	—	n.m.
Net financial income/(expense)	8.1	(0.3)	n.m.
Net income before income tax	102.4	121.6	(16.0)%
Income tax	(8.3)	(0.4)	n.m.
Net income for the year	94.1	121.2	(22.0)%
Owners of the Parent	93.0	122.5	(24.0)%
Non-controlling interests	1.1	(1.3)	n.m.

n.m. = not meaningful
(1)    We had previously revised the presentation of our consolidated income statement in 2022 that had previously provided a classification of expenses based on its function within our group to a classification of expenses based on its nature to provide what we believe to be a more meaningful and relevant presentation of our consolidated financial performance. For further information, see note 2(c) to our audited consolidated financial statements included in this annual report.

Net Revenue From Services

	For the Years Ended December 31,
	2022	2021	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	223.5	144.7	54.0%
Private Equity	99.6	82.2	21.0%
Infrastructure	51.6	46.8	10.0%
Credit	37.3	4.8	n.m.
Real Estate(1)	12.2	7.7	58.0%
Public Equities	17.4	3.0	n.m.
Advisory and Distribution	5.4	0.2	n.m.
Revenue from incentive fees	6.1	4.9	24.0%
Private Equity	—	0.1	n.m.
Infrastructure	—	—	n.m.
Credit	2.4	2.9	(17.0)%
Real Estate	—	—	n.m.
Public Equities	3.7	1.9	95.0%
Advisory and Distribution	—	—	n.m.
Revenue from performance fees(2)	30.4	89.3	(66.0)%
Private Equity	—	89.1	n.m.
Infrastructure	30.4	—	n.m.
Credit	—	—	n.m.
Real Estate	—	0.2	n.m.
Public Equities	—	—	n.m.
Advisory and Distribution	—	—	n.m.
Fund fees	259.9	238.9	9.0%
Revenue from advisory and other ancillary fees	4.2	0.7	n.m.
Taxes on revenue—performance fees	(1.2)	(0.2)	n.m.
Taxes on revenue—management fees and other	(4.0)	(3.9)	3.0%
Net Revenues from services	258.9	235.5	10.0%
Brazil Revenue(3)	40.2	25.7	56.0%
British Virgin Islands	3.1	2.3	35.0%
Cayman Islands(4)	160.2	200.7	(20.0)%
Chile(5)	52.1	5.2	n.m.
United States of America(6)	3.3	1.6	106.0%

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
(5)Our Chile revenue consists of management, incentive, financial advisory and other fees from Moneda's funds managed in Chile.
(6)Our United States revenue consists of management and incentive fees from funds managed by Moneda USA Inc.

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
B.    Liquidity and Capital Resources
General
Our business model derives revenue primarily from third-party assets under management. Patria is not a capital or balance sheet intensive business and targets operating expense levels such that total management and advisory fees exceed total operating expenses each period. As a result, we generally require limited capital resources to support the working capital or operating needs of our business. We draw primarily on the committed capital of our LPs to fund the investment requirements of our funds and use our own realizations and cash flows to invest in growth initiatives, make commitments to our own funds and pay dividends to shareholders, and we also plan to draw on the net proceeds of our initial public offering which closed in January 2021 to continue funding our expansion as well. See “—Capital Expenditures.” For additional information on our initial public offering, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”
Sources and Uses of Liquidity
As of December 31, 2023 and 2022, we had US$220.6 million and US$312.4 million in cash, cash equivalents and short-term investments, respectively. We have included US$187.4 million and US$240.3 million as of December 31, 2023 and 2022 respectively related to short-term investments held in a trust account that is restricted to be used for purposes of completing an initial business combination or redemption of public shares of the SPAC in our cash, cash equivalents and short-term investments as of December 31, 2023. During the year ended December 31, 2023, there were redemptions by the SPAC shareholders from the trust account of US$65.2 million. We believe that our current available cash, cash equivalents, financial investments and cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, which mainly consists of:
•consideration payable on acquisitions;
•paying operating costs, including compensation and bonuses; and
•paying dividends to our shareholders.
In order to meet our cash requirements to sustain our inorganic growth strategy for the next 12 months we may be required to use a mix of available cash, cash equivalents, financial investments, equity and/or credit lines.
The following table shows the generation and use of cash for the year ended December 31, 2023, 2022 and 2021:

	For the Years Ended December 31
	2023	2022	2021
	(in US$ millions)
Cash flows provided by operating activities	156.7	81.1	107.6
Cash flows provided by/used in investing activities	62.5	(189.3)	(284.2)
Cash flows provided by/used in financing activities	(229.9)	118.5	177.9

Operating Activities
Our net cash flows from operating activities increased by US$75.6 million, from US$81.1 million for the year ended December 31, 2022 to US$156.7 million for the year ended December 31, 2023, which is mainly attributable to an increase in revenue from management fees and a significant increase in revenue from performance fees before considering changes attributable to working capital payable, increases in performance fee compensation payable and personnel and related taxes payables remaining consistent from 2022 as compared to the change in personnel and related payables between 2022 and 2023.
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
Investing Activities
Our net cash flows used in investing activities increased by US$251.8 million, from US$189.3 million used in the year ended December 31, 2022 to US$62.5 million cash provided by investing activities for the year ended December 31, 2023, primarily due to the previous year investment of the proceeds from the SPAC's initial public offering into its trust account. Excluding this non-recurring event, the remaining increase in cash flow from investing activities are a result of less cash used in acquisition-related activity in 2023 compared to 2022. In addition, there were redemptions from the SPAC trust account by its shareholders. This movement was partially offset by a lower liquidation rate of our short term investments during 2023 compared to 2022
Our net cash flows used in investing activities decreased by US$94.9 million, from US$284.2 million for the year ended December 31, 2021 to US$189.3 million for the year ended December 31, 2022, primarily due to the acquisition of Moneda in 2021, which required more capital than our acquisition of a minority stake in Kamaroopin, and our acquisitions of VBI and Igah Ventures, which were partially offset by proceeds from our divestment of certain short-term investments.
Financing Activities
Our net cash flows from financing activities decreased by US$348.4 million, from net cash from financing activities of US$118.5 million for the year ended December 31, 2022 to net cash used in financing activities of US$229.9 million for the year ended December 31, 2023. Our financing activities primarily consisted of: (i) dividends paid to our shareholders, which were US$145.1 million and US$103.3 million in 2023 and 2022 respectively; and (ii) settlement of financing arrangements by sellers of business acquired during the year of US$14.7 million; and redemptions by shareholders of the SPAC of US$65.2 million .
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
Indebtedness
As of December 31, 2023 and 2022, we had no outstanding financial indebtedness.
Off-balance Sheet Arrangements
As of December 31, 2023 and 2022, we did not have any off-balance sheet arrangements.

Capital Expenditures
In the years ended December 31, 2023, 2022 and 2021, we made capital expenditures of US$45.2 million, US$54.5 million and US$125.8 million, respectively. These capital expenditures mainly include expenditures related to (1) acquisitions of property, equipment, and software and computer programs, (2) M&A investments net of cash in the entity acquired, which includes engaging in mergers and acquisitions pursuant to our inorganic growth strategy including payments to extend the life of our SPAC to consummate its initial business combination, and (3) payments to placement agents related to future expenses regarding our portfolio distribution services to clients.
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
C.    Research and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—D. Property, Plants and Equipment—Intellectual Property.”
D.    Trend Information
For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Key Market Trends.”
E.    Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with IFRS, as issued by the IASB. In preparing our audited consolidated financial statements, we make assumptions, judgements and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgements and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgements and estimates, presenting the significant accounting policies in notes 2 and 4 of our audited consolidated financial statements included elsewhere in this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (As Revised).
Board of Directors
We have recently reviewed the composition of our board of directors and our corporate governance practices in light of applicable requirements of the SEC and Nasdaq.
Our board of directors is composed of seven members. Each director holds office for the term, if any, fixed by the shareholder resolution that appointed them, or, if no term is fixed on the appointment of the director, until the earlier of their or her removal from or vacating office as a director in accordance with the Articles of Association. Directors appointed by the board of directors hold office until the next annual general meeting. The current members of the board of directors were appointed in accordance with the Articles of Association. None of our board members have contracts that provide for benefits upon termination of employment.
On November 7, 2023, Otavio Lopes Castello Branco Neto tendered his resignation as a member of our board of directors, effective on December 31, 2023. On the same date, Peter Paul Lorenço Estermann, Patria’s Chief of Private Equity Portfolio Management, was appointed as an interim board member.

The following table presents the names of the current members of our board of directors.

Name	Age	Position
Olimpio Matarazzo Neto	64	Chairman
Peter Paul Lorenço Estermann	66	Director
Alexandre Teixeira de Assumpção Saigh	56	Director and CEO
Pablo Javier Echeverría Benítez	60	Director
Sabrina Bridgett Foster	50	Independent Director(1)
Jennifer Anne Collins	49	Independent Director(1)
Glen George Wigney	68	Independent Director(1)

(1)Member of the Audit Committee.
The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is currently at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, George Town, Grand Cayman, Cayman Islands.
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
Peter Paul Lorenço Estermann is a Partner and our Chief of Private Equity Portfolio Management since January 2021 and a member of our board of directors since December 2023. Mr. Estermann is a Partner at Patria Investments Limited and Chief of Portfolio Management of Value Creation Business for Latam strategies. He has over 40 years of professional experience, including 12 years in agribusiness, 10 years in the industry for the transformation of polymers, paper and cellulose and refractory materials, 12 years in telecommunications and health services, and six years in retail. Previously, Mr. Estermann was the CEO of GPA (Companhia Brasileira de Distribuição) (from April 2018 to November 2020), where he was responsible for the operations in the region, with over 100,000 employees and a revenue of R$60 billion. Mr. Estermann was also Infrastructure and Strategic Development Officer of GPA from June 2014 to October 2015. Mr. Estermann has developed his career in different industries and the service sector, and in large and leading companies with different areas of expertise, differentiated in terms of technology, management models and cultures. Mr. Estermann was CEO of Via Varejo S. A. (2015-2018, 2018-2019) and Vice-CEO and Chief Operating Officer of Medial Saúde (2006 - 2007). Mr. Estermann has held important positions in various European and Brazilian companies since 1981. Mr. Estermann holds a degree in Agronomy Engineering from the Federal University of Lavras – Minas Gerais and post graduate studies from Harvard Business School (“Making Corporate Boards more Effective”—2008, “Audit Committees in a New Era of Governance”—2008 and “Program for Management Development/PMD”—1999).

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
Pablo Javier Echeverría Benítez is a member of our board of directors since December 2021. Mr. Echeverría is the founding partner of Moneda Asset Management SpA (1994) and Chairman of its board of directors since 2007. He has also been the Head of Latin American Equities and Portfolio Manager of the Chilean equity strategies since the beginning of Moneda. With more than 30 years of experience on investments, Mr. Echeverría has been involved in numerous landmark transactions in the Chilean capital market. Moneda is one of the leading Latin America focused asset managers, with over 25 years investing in Latin American companies across their capital structure, implementing a long-term and fundamental research investment approach. Moneda has offices in Santiago, New York and Buenos Aires and was founded in 1994 by its main executives, including Mr. Echeverria and with the support of the International Finance Corporation (IFC). Prior to founding Moneda, Mr. Echeverría worked at AFP Santa Maria, a Chilean pension fund manager as an Investment Trader (1989). He then continued his career as an Investment Analyst for Investment Management Company Chile S.A., IMCO (1989-1994), where he later became Chief Investment Officer (CIO), managing one of the first debt to equity convertible funds in Chile. Mr. Echeverría is Chairman of Moneda S.A. AGF and Moneda Asset Management SpA. He also sits on the board of Pucobre S.A., and Watt’s S.A., both listed companies in the Santiago Stock Exchange. Mr. Echeverría holds a bachelor of science’s degree in Industrial Engineering from Universidad de Chile.
Sabrina Bridgett Foster is a member of our board of directors since 2021. She serves as a professional independent director and is based in the Cayman Islands. She was appointed to the Board of Directors of the Cayman Islands Monetary Authority (CIMA) on February 7, 2023. She is also the founder and principal of Fifty Eleven Consulting Limited, a legal, regulatory and governance consulting firm. Sabrina has over 25 years’ experience in the financial services industry, having practiced law for more than 18 years and served as an independent director since 2013.
During her career, Sabrina served as a Partner with the global law firm, Appleby (2004 through 2012), where her key practice areas included hedge fund and private equity structuring and formation, commercial and private trust structuring, as well as advising on general corporate matters, corporate governance, financing, and regulatory matters relevant to both regulated and non-regulated investment funds operating in multiple jurisdictions. Sabrina also served as a director and shareholder of Paget-Brown Attorneys-at-Law (2012 through 2013) and as an associate at Walkers (1999 through 2004) in the Cayman Islands. Sabrina also served as a professional independent director with the governance teams of Intertrust (2013 through 2015) and Maples Fiduciary (2015 through 2020), where she served on a wide range of alternative investment funds including hedge funds, fund of funds, segregated portfolio companies, private equity vehicles, hybrid structures, fund management companies and related structures. Sabrina holds a Postgraduate Award in Business Administration with Distinction from the University of Warwick and a Bachelor of Law with Honours from the University of Liverpool. She completed her Professional Practitioner’s Course (Cayman Islands) with Queen's University Belfast and earned the Accredited Director designation from the Chartered Governance Institute of Canada. She was admitted as an Attorney-at-Law in the Cayman Islands in 1997. She has been recognised by Legal 500 Caribbean for her corporate and commercial work and by PLC Which Lawyer as a lawyer of choice for private clients. Sabrina is a member of the Cayman Islands Legal Practitioners Association, the International Bar Association, the American Bar Association, 100 Women in Finance, the Cayman Islands Directors Association, and the Chartered Governance Institute of Canada. Sabrina is registered as a ‘registered director’ under the Directors Registration and Licensing Act (as amended) of the Cayman Islands. She is also a Notary Public in and for the Cayman Islands and has published several articles relating to financial services.

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
Executive Officers
Our executive officers are responsible for the management and representation of our company. The following table lists our current executive officers:

Name	Age	Position

Alexandre Teixeira de Assumpção Saigh	56	Chief Executive Officer and Director
Ana Cristina Russo	56	Chief Financial Officer
Marco Nicola D’Ippolito	47	Chief Corporate Development Officer
André Mauricio de Camargo Penalva	51	Head of Sales and Distribution
Ricardo Leonel Scavazza	46	Chief Executive Officer and Chief Investments Officer of Private Equity
Andre Franco Sales	50	Chief Executive Officer and Chief Investment Officer of Infrastructure
Daniel Rizardi Sorrentino	43	Brazil’s Country Manager
Jose Augusto Gonçalves de Araujo Teixeira	45	Head of Marketing and Products
Ana Paula Alves dos Santos	56	Head of Human Resources
Marcelo Augusto Spinardi	40	Head of Finance
Pedro Rufino Carvalho da Silva	42	Global General Counsel
Peter Paul Lorenço Estermann	66	Chief of Private Equity Portfolio Management
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

Alexandre Teixeira de Assumpção Saigh. See “—Board of Directors.”
Ana Cristina Russo is our Chief Financial Officer since January 2023. Ms. Russo is also a member of the Management Committee and is primarily responsible for finance, operations, fund administration, internal controls and technology. Before taking over as CFO of Patria, Ms. Russo was the department head and CFO for Philip Morris International in Central America & the Caribbean from 2004 to 2007, for the Brazilian operations from 2008 to 2012 (and earlier in her career as CFO for Remy Cointreau Brazil). Ms. Russo also served as CFO of Latin America & Canada for Philip Morris International from 2012 to 2014 and as Chief Auditor reporting to the Audit Committee from 2015 to 2018. She has also developed a deep connection with business process, acting as a Business Partner to division leaders and General Managers, as well as managing a full P&L as CEO of Central America & Caribbean from 2018 to 2022. Ms. Russo holds a bachelor’s and post-graduate’s degrees in business administration from Fundação Getulio Vargas, and a Leadership Program certification from the International Institute for Management Development.
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
Peter Paul Lorenço Estermann. See “—Board of Directors.”
Pablo Javier Echeverría Benítez. See “—Board of Directors.”

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
For the years ended December 31, 2023 and 2022, aggregate compensation for Patria’s directors and executive officers for services in all capacities was US$13.4 million and US$11.2 million, respectively, which includes both benefits paid in kind and variable compensation. Additionally, we paid to certain of our directors and executive officers an aggregate amount of US$3.4 million as bonus compensation in February 2023 and paid an aggregate amount of US$7.8 million as bonus compensation in February 2024.
Officer’s Fund
For the years ended December 31, 2023 and 2022, there were no grants under our Officer’s fund and we do not expect to make further contributions to this fund in the future. Under the terms of the Officer’s fund, certain of our employees were entitled to a cash benefit based on certain of our financial metrics. As of December 31, 2023, the Officer's fund was terminated. For further information, see note 31(b) to our audited consolidated financial statements included elsewhere in this annual report.
Long-Term Incentive Plan
On November 28, 2022, we adopted and implemented a new equity incentive program, the long-term incentive plan (the “LTIP”) for the purpose of advancing the interests of our shareholders by enhancing our ability to motivate and reward eligible participants to perform at the highest level.
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
We set a maximum aggregate of 410,115 Class A common shares to be granted under the LTIP in connection with the IPO grant, which includes a potential boost award to be measured only on the last year of the LTIP and subject to certain pre-determined performance metrics. As of December 31, 2023, we granted an aggregate of 157,735 Class A common shares under the LTIP. As certain participants resigned from Patria in 2022, they forfeited their rights to receive 26,290 shares received under the IPO grant, according to the vesting schedule of the LTIP. Similarly, certain participants resigned from Patria in 2023, forfeiting their rights to receive 26,289 shares under the IPO grant, according to the vesting schedule of the LTIP. For further information, see note 28(d) to our audited consolidated financial statements included elsewhere in this annual report.
Annual Performance Share Grant
Besides the IPO grant, we have made three additional annual grants under the performance share plan, which provide for the vesting of performance shares based on both time and performance vesting. In 2022, we set a maximum aggregate grant of 101,408 Class A common shares and no participants resigned from Patria as of the date hereof, which would require them to forfeit their shares. In 2023, we set a maximum aggregate grant of 357,132 Class A common shares and 1 participant forfeited their right to receive 1,454 Class A common shares under the 2022 grant as a result of their resignations in 2023. In 2024, we set a maximum aggregate grant of 3,673,000 Class A common shares and no participants resigned from Patria as of the date hereof.
New Matching Share Plan
On February 26, 2024, our board of directors approved a new matching share plan for certain participants, offering them the opportunity to convert up to 50% of their cash bonus into equity shares and to receive a matching component in the form of restricted stock units that vest over a five year period, with one third of the applicable grant vesting on each of the third, fourth and fifth anniversary of the date of grant, subject to continued employment through each vesting date. For this matching share plan, we set a maximum aggregate grant of 1,630,000 Class A common shares and no participants have resigned from Patria as of the date hereof.
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

Board Diversity Matrix (as of December 31, 2023)

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
Audit Committee
The audit committee, which consists of Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney, assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our financial statements. In addition, the audit committee is directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. Sabrina Bridgett Foster serves as Chairman of the committee. The audit committee consists of members of our board of directors who are financially literate, and includes two members who are considered an “audit committee financial expert” as defined by the SEC. Our board of directors has determined that Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. SEC and Nasdaq rules with respect to the independence of our audit committee require that all members of our audit committee must meet the independence standard for audit committee membership.

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
Our audit committee regularly reports to the board of directors and meets as often as it determines is appropriate to carry out its responsibilities, but in any event plans to meet at least four times per year.
D.    Employees
As of December 31, 2023, 2022 and 2021, we had 430, 385 and 390 employees, respectively. As of December 31, 2023, 193 of these employees were investment professionals. The table below breaks down our full-time personnel by function as of December 31, 2023:

	As of December 31, 2023
Function	Number of Employees	% of Total
Management	18	4%
Investment	168	39%
Sales & IR	59	14%
Corporate	185	43%
Total	430	100%
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

Any outstanding shares beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major shareholders and Related Party Transactions—A. Major Shareholders.”
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” for information on our share option long-term incentive programs.
F.    Disclosure of a registrant’s action to recover erroneously awarded compensation
We adopted a compensation recoupment policy on November 23, 2023. Please see Exhibit 97.1 to this annual report.
We have not been required to prepare an accounting restatement at any time during or after our last completed fiscal year and no recovery of awarded compensation is required pursuant to our compensation recoupment policy.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2023, by:
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
The percentages of beneficial ownership in the table below are calculated as of December 31, 2023 on the basis of the following numbers of shares outstanding: 55,308,508 Class A common shares and 92,945,430 Class B common shares. Our free float consists of 54,247,400 of Class A common shares, which represents 98.1% of total Class A common shares and 5.5% of total voting power.
Unless otherwise indicated below, the address for each beneficial owner is c/o Patria Investments Limited, at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%

5% Shareholders
Patria Holdings Limited(2)	177,943	0.3%	81,900,000	88.1%	83.2%
Entities affiliated with Capital Research Global Investors(3)	10,758,813	19.5%	—	—	1.1%
Entities affiliated with Capital International Investors(4)	3,982,865	7.2%	—	—	0.4%
Entities affiliated with Wellington Management Group LLP(5)	3,962,988	7.2%	—	—	0.4%
Entities affiliated with FMR LLC(6)	5,493,014	9.9%	—	—	0.6%
Entities affiliated with Grandeur Peak Global Advisors, LLC(7)	3,866,811	7.0%	—	—	0.4%
Entities affiliated with Blackrock, Inc.(8)	3,401,741	6.2%	—	—	0.3%
Executive Officers and Directors
Alexandre Teixeira de Assumpção Saigh(2)(9)	177,943	0.3%	81,900,000	88.1%	83.2%
Olimpio Matarazzo Neto(2)(9)	177,943	0.3%	81,900,000	88.1%	83.2%
Pablo Javier Echeverría Benítez(10)	653,964	1.2%	3,617,260	3.9%	3.7%
Sabrina Bridgett Foster	—	—	—	—	—
Jennifer Anne Collins	—	—	—	—	—
Glen George Wigney	—	—	—	—	—
Ana Cristina Russo	—	—	—	—	—
Marco Nicola D’Ippolito(9)	—	—	—	—	—
André Mauricio de Camargo Penalva(9)	—	—	—	—	—
Ricardo Leonel Scavazza(9)	—	—	—	—	—
Andre Franco Sales(9)	—	—	—	—	—
Daniel Rizardi Sorrentino(9)	—	—	—	—	—
Jose Augusto Gonçalves de Araujo Teixeira(9)	—	—	—	—	—
Ana Paula Alves dos Santos	—	—	—	—	—
Marcelo Augusto Spinardi(9)	—	—	—	—	—
Pedro Rufino Carvalho da Silva	—	—	—	—	—
Peter Paul Lorenço Estermann	—	—	—	—	—
All directors and executive officers as a group (19 persons)	831,907	1.5%	85,517,260	92.0	86.9

Total Free Float	54,247,400	98.1%	—	—	5.5%

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
(2)    This information is based solely on the Schedule 13G/A filed with the SEC on February 14, 2024 on behalf of Patria Holdings Limited, which consists of 57,462,802 Class B common shares held of record by Patria Holdings Limited and 24,437,198 Class B common shares held of record by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited. Alexandre Teixeira de Assumpção Saigh and Olimpio Matarazzo Neto are controlling shareholders of Patria Holdings Limited (the “Patria Holdings Controlling Shareholders”). Patria Holdings Limited is the sole shareholder of SPV PHL. The Patria Holdings Controlling Shareholders have beneficial ownership of the Class B common shares held of record by Patria Holdings Limited. Each of the Patria Holding Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The address of each of Patria Holdings Limited, SPV PHL and each Patria Holdings Controlling Shareholders is c/o Patria Holdings Limited, 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
(3)    This information is based solely on the Schedule 13G/A filed with the SEC on February 9, 2024 on behalf of Capital Research Global Investors. Capital Research Global Investors, or “CRGI,” is a division of Capital Research and Management Company, or “CRMC,” as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CRGI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl., Los Angeles, CA 90071.
(4)    This information is based solely on the Schedule 13G/A filed with the SEC on February 9, 2024 on behalf of Capital International Investors. Capital International Investors, or “CII,” is a division of Capital Research and Management Company, or “CRMC,” as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl., Los Angeles, CA 90071.
(5)    This information is based solely on the Schedule 13G/A filed with the SEC on February 9, 2024 on behalf of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP. These securities as to which a Schedule 13G was filed by Wellington Management Group LLP, as parent holding company of certain holding companies and the Wellington Investment Advisers, are owned of record by clients of the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP controls directly, or indirectly through Wellington Management Global Holdings, Ltd., the Wellington Investment Advisers. Wellington Investment Advisors Holdings LLP is owned by Wellington Group Holdings LLP. Wellington Group Holdings LLP is owned by Wellington Management Group LLP. The address of each of such entities is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(6)    This information is based solely on the Schedule 13G filed with the SEC on February 9, 2024 on behalf of FMR LLC and Abigail P. Johnson. Consists of 5,424,750 Class A common shares held of record by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act, or “Fidelity Funds,” advised by Fidelity Management & Research Company LLC, or “FMR Co. LLC,” a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of each of such entities is c/o 245 Summer Street, Boston, MA 02210.
(7)    This information is based solely on the Schedule 13G filed with the SEC on February 9, 2024 on behalf of Grandeur Peak Global Advisors, LLC. The address of such entity is 136 South Main Street, Suite 720, Salt Lake City, UT 84101.
(8)    This information is based solely on the Schedule 13G filed with the SEC on February 9, 2024 on behalf of Blackrock, Inc. The address of such entity is 50 Hudson Yards, New York, NY 10001.
(9)    While these executive officers and directors do not own common shares in Patria Investments Limited directly, they own equity interests in Patria Holdings Limited. These executive officers and directors disclaim beneficial ownership of the shares held by Patria Holdings Limited except to the extent, if any, of their respective pecuniary interest therein.
(10)    While Mr. Benítez does not own common shares in Patria Investments Limited directly, he owns equity interests in Inversiones Sao Paulo SpA and Inversiones Puerto Aventura Limitada, which are shareholders of Patria Investments Limited. This information includes the 653,964 Class A Common Shares beneficially owned by Mr. Benítez since January 2024. Mr. Benítez disclaims beneficial ownership of the shares held by Inversiones Sao Paulo SpA and Inversiones Puerto Aventura Limitada except to the extent, if any, of his respective pecuniary interest therein. The address of such entities is Camino El Golf 1863 House 11, Zapallar, Valparaiso, Chile.
B.    Related Party Transactions
Partners’ Compensation
We made cash payments as compensation (excluding dividends) to our direct partners amounting to US$6.9 million, US$5.7 million and US$2.8 million in the years ended December 31, 2023, 2022 and 2021, respectively. Additionally, we paid to certain of our partners an aggregate amount of US$12.9 million as bonus compensation in the month of February 2024.
Carried Interest Allocation
Our senior managing directors and certain employees are entitled to receive 35% of the performance fee receivable from its investment funds through a carried interest vehicle, as they are its ultimate beneficial owner. See note 22(b) to our audited consolidated financial statements.
Long-Term Incentive Plan
In 2021 and 2022, we introduced an equity incentive program to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Long-Term Incentive Plan” for additional information.
Strategic Bonus
Our employees in Chile are beneficiaries of certain long-term bonuses as part of the compensation for their services. See note 15(b) to our audited consolidated financial statements.
Lease Commitments
Certain lease payments were made for various office premises, a portion of which were paid by Moneda to its related party entity excluded from the acquisition of Moneda. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda's former partners), commenced in 2021 for Moneda Asset Management SpA, or “MAM I,” and Moneda Corredores de Bolsa Limitada, or “MCB.” Commencing in 2022, Moneda S.A. Administradora General de Fondos, or "MAGF," entered into a lease contract with Moneda III SpA. See note 31(g)to our audited consolidated financial statements.
Long-term investments
2023
We purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately US$8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.

2022
In 2022, we concluded the sale of a long-term investment held in Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios to Patria Holdings Limited, a shareholder of the Company, for a value of US$5.2 million and realized gain of US$0.8 million. The sale was concluded at a value that we believe reflects the fair market value of the investment and consistent with values that would have been realized through an arm’s length transaction.
See note 31(c) to our audited consolidated financial statements.
Related Party Transaction Policy
In January 2021, we adopted a new related party transaction policy. Under our new related party transaction policy, certain related party transactions need to be approved by our board of directors or a designated committee thereof, which may include our audit committee.
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
ITEM 8. FINANCIAL INFORMATION
A.    Consolidated Statements and Other Financial Information
Dividends and Dividend Policy
The payment of dividends is within the discretion of our board of directors at such times. Accordingly, if we decide to pay dividends, the form, frequency and the amount of any distributions will depend on many factors such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and, where applicable, our shareholders. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Class A Common Shares—We intend to pay dividends to holders of our common shares but our ability to do so is subject to our results of operations, distributable reserves and solvency requirements; we are not required to pay dividends on our common shares and holders of our common shares have no recourse if dividends are not paid.” For further information on dividends, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Capitalization of Profits.”
In the years ended December 31, 2023, 2022 and 2021, dividends paid to our shareholders were US$145.1 million, US$103.3 million and US$119.8 million, respectively. Prior to our IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Shareholders’ Agreement valid at that time. For the period ended December 31, 2023, dividends were declared and paid to shareholders on a pro rata basis. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement.”
Total dividends approved and declared for the year ended December 31, 2023 amounted to US$145.1 million and a further US$59.9 million were approved in February 2024 and paid in March 2024. Total dividends approved and declared for the year ended December 31, 2022 amounted to US$103.3 million, and a further US$45.3 million were approved in February 2023 and paid in March 2023 (included within the dividends declared and approved for the year ended December 31, 2023 amounting to US$145.1 million).
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
Our ability to make dividends to our shareholders will depend on a number of factors, including among others general economic and business conditions, our strategic plans and prospects, our business and investment opportunities, our financial condition and operating results, including the timing and extent of our realizations, working capital requirements and anticipated cash needs, contractual restrictions and obligations including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions, restrictions and other implications on the payment of dividends by us to holders of our common shares or payment of distributions by our subsidiaries to us and such other factors as our board of directors may deem relevant. Our ability to pay dividends is also subject to the availability of lawful funds therefore as determined in accordance with applicable law.
Beginning in the first quarter 2024, we may elect to retain more than 15% of our Performance Related Earnings, net of a proportional share of corporate taxes, rather than distribute a full 85% as we aim to do with the rest of our Distributable Earnings. We expect to exercise this incremental retention, up to US$100 million dollars, in order to fund M&A obligations and pay down debt, after which point, we will evaluate the appropriate distribution approach for these earnings going forward. For more information on Distributable Earnings, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations—Distributable Earnings (DE).”

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
As of December 31, 2023, we have not been directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (provisions, contingent liabilities, and contingent assets). However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.
Civil Matters
As of December 31, 2023, we were party to four legal proceedings of a civil nature: (i) two civil proceedings were related to collection lawsuits filed by third parties seeking our joint liability for the acts of certain of our service providers and portfolio companies; (ii) one commercial dispute involving a group of investors seeking indemnification for alleged damages; and (iii) one commercial dispute filed by third parties seeking our joint liability in connection with the termination of a share purchase and sale agreement and other covenants entered into by a portfolio company of one of the funds managed by ourselves.
The aggregate estimated amount in connection with these proceedings is approximately US$93.5 million (R$452.5 million), for which no provisions have been made. We believe these proceedings are unlikely to have a material adverse impact on our operational results or financial condition.

Labor Matters
As of December 31, 2023, we were party to eight labor-related proceedings in an aggregate amount of US$2.8 million (R$13.4 million). The cases refer to labor claims of third parties’ employees seeking our joint and several liability for the acts of our service providers and portfolio companies.
The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. We believe these proceedings are unlikely to have a material adverse impact, on our operational results or financial condition.
Tax and Social Security Matters
As of December 31, 2023, we were involved in eleven administrative or judicial proceedings with a risk of loss evaluated by our external counsels as either remote or possible, for which we recorded no provision, since based on the advice of our external counsels, none of these cases was evaluated as a probable loss. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our operational results or financial condition. See note 19 to our consolidated financial statements included elsewhere in this annual report.
The following is a summary of our most significant tax proceedings with a risk of loss evaluated by our external counsels as possible:
•On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program, or “PIS,” and Social Security Financing Contribution, or “COFINS,” allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with a supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2023, the estimated value involved in this proceeding was US$6.6 million (R$31.9 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
•On December 16, 2019, the Brazilian Federal Revenue Service also issued a tax claim against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending. As of December 31, 2023, the estimated amount involved in this proceeding was US$2.5 million (R$12.2 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
•In 2017 and 2018, the Municipality of São Paulo filed six administrative proceedings against one of our subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services, or “ISS.” In 2019, the Municipality of São Paulo obtained favorable administrative decisions. In light of the outcome of the administrative proceedings, our subsidiaries filed legal proceedings to revert the administrative decisions and such legal proceedings are currently ongoing. As of December 31, 2023, our external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss in an aggregated amount of US$6.6 million (R$31.9 million). We do not believe that these judicial proceedings are material considering that none of them, individually, involve amounts above R$15 million.
•In 2022, the Municipality of São Paulo filed one administrative proceeding against one of our subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services, or “ISS”. In 2023, the Municipality of São Paulo obtained favorable administrative decisions. In light of the outcome of such administrative proceedings, our subsidiaries filed legal proceedings to revert the administrative decisions and such legal proceedings are currently ongoing. As of December 31, 2023, the estimated amount involved in this proceeding was US$4.4 million (R$21.3 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.

The Brazilian Federal Revenue Service has been reviewing and questioning the prevailing nonresident investment company structures used by the private equity industry for investments in Brazil. In connection with this review a tax claim was issued against the financial institution that acted as a legal representative for nonresident entities who invested in the Brazilian markets, including nonresident investment vehicles managed by certain of our affiliates that invested part of their holdings in Brazilian incorporated funds managed by certain of our affiliates. According to the Brazilian Federal Revenue Service, although previously understood to be exempt from income taxes, the financial institution should have withheld and collected withholding income tax on distributions made to such nonresident vehicles for which it acted as legal representative. Because such nonresident entities invested part of their holdings in Brazilian incorporated funds managed by certain of our affiliates, one of our subsidiaries (Patria Investimentos Ltda.) was viewed as jointly liable for the payment of the underlying withholding income tax, together with fines and interest. We filed our defense and a final decision by the administrative court is currently pending, although we already had a favorable decision in the case on the first and second administrative instance. In Brazil, first administrative instance decisions are always reviewed by the Administrative Chamber of Tax Appeals, a second instance in administrative proceedings, and may also be reviewed by the higher court of the Administrative Chamber of Tax Appeals. Although amounts, including penalties and interest, could be significant, based on the advice of our external counsel in view of the regulations, applicable facts related to the beneficial owners as well as the rulings issued so far, we believe that the risk of loss in this proceeding is remote and no provision has been recorded.
The Brazilian Federal Revenue Service issued a tax claim against one of the Brazilian portfolio companies held by one of our funds, demanding the withholding income tax on the capital return to its shareholders, due to the fact that such remittances were considered simulated. In this sense, one of our subsidiaries (Patria Investimentos Ltda.) was deemed jointly liable as the legal representative of the investment funds that received such payments, as shareholders of the portfolio company. Both companies presented their defense, however, there has been no administrative decision yet. Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is remote, and no provision had to be recorded.
B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
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
Our Memorandum and Articles of Association authorize the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (1) 500,000,000 are designated as Class A common shares, (2) 250,000,000 are designated as Class B common shares, and (3) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. As of the date of this annual report, 55,308,508 Class A common shares and 92,945,430 Class B common shares of our authorized share capital were issued, fully paid and outstanding.
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

As of December 31, 2023, we had a total issued share capital of US$14,825, divided into 148,253,938 common shares. Those common shares are divided into 55,308,508 Class A common shares and 92,945,430 Class B common shares.
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
As set forth in the Articles of Association, the holders of Class A common shares and Class B common shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A common shares and Class B common shares may be increased or decreased (but not below the number of shares of such class then outstanding) by the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Class A common shares and Class B common shares, voting together in a general meeting
Preemptive or Similar Rights
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
Conversion
The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association, including transfers to affiliates, transfers to and between trusts solely for the benefit of the shareholder or its affiliates, and partnerships, corporations and other entities exclusively owned by the shareholder or its affiliates. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total voting power of the issued and outstanding Class B common shares is less than 10% of the total voting power of shares outstanding.
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
The Class A common shares sold in our initial public offering are traded on the Nasdaq in book-entry form and may be transferred in accordance with Patria’s Articles of Association and Nasdaq’s rules and regulations
However, Patria’s board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:
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
Subject to the Companies Act, Patria’s shareholders may, by ordinary resolution, declare dividends (including interim dividends) to be paid to shareholders, but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Patria. Except as otherwise provided by the rights attached to shares and the Articles of Association of Patria, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

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
Our directors are Olimpio Matarazzo Neto, Peter Paul Lorenço Estermann, Alexandre Teixeira de Assumpção Saigh, Pablo Javier Echeverría Benítez, Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney. Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. For more information on the current composition of our board of directors and our independent directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
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

Exempted Company
Patria is an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below
•an exempted company does not have to file information related to its shareholders with the Registrar of Companies;
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
Upon the closing of our initial public offering, Patria became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, Patria intends to continue to comply with the Nasdaq rules in lieu of following home country practice.
Anti-Takeover Provisions in Our Articles of Association
Some provisions of the Articles of Association may discourage, delay or prevent a change in control of Patria or management that shareholders may consider favorable. In particular, the capital structure of Patria concentrates ownership of voting rights in the hands of Patria Holdings. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Patria to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Patria. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests
Two Classes of Common Shares
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
So long as Patria Holdings has the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that Patria has two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Patria.
Preferred Shares

Patria’s board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.
Despite the anti-takeover provisions described above, under Cayman Islands law, Patria’s board of directors may only exercise the rights and powers granted to them under the Articles of Association, for a proper purpose and for what they believe in good faith to be in the best interests of Patria.
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
Subject to the lock-up agreements described below, in general, shareholders that are our affiliates are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Furthermore, we entered into a registration rights agreement, or the “Moneda Registration Rights Agreement,” with certain former shareholders of Moneda, or the “Moneda Shareholders” that provides the Moneda Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”
Each Moneda Shareholder entered into a pledge, security, control and lock-up agreement with us, or the “Moneda Lock-Up Agreement” that restrict them from (1)(A) offering, pledging, assigning, selling or otherwise disposing any shares, (B) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (C) converting any such Class B common shares into Class A common shares, (2) entering into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) making any demand for the registration of any shares; held by such persons during the period beginning on the closing date of the Moneda acquisition and, provided that the fifth anniversary of the closing date has occurred, ending on the earlier of (a) the date on which the Moneda Shareholder ceases to be employed by Patria or any of its affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.

In addition, each of Patria Holdings’ shareholders (which include entities beneficially owned by our Founders and certain of our directors and executive officers) agreed to lock-up restrictions that restrict them from selling their shares in Patria Holdings for a period of five years from the consummation of our initial public offering, except for lock-up restrictions applicable to shares beneficially owned by Mr. Otavio Lopes Castello Branco Neto, which terminate in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings. Although the governance and economic strategy of the Founders and senior executives of Patria is to retain control and economic interest through Patria Holdings and to reward key executives with participation in Patria Holdings, there are no restrictions on the ability of Patria Holdings to transfer shares of Patria following the expiration of the lock-up agreements entered into with the representatives of the underwriters.
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
For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (i) the solvency of the consolidated or surviving company; (ii) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (iii) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (iv) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (v) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (vi) a list of the assets and liabilities of each constituent company; (vii) the non-surviving constituent company has retired from any fiduciary office held or will do so; (viii) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (ix) an undertaking that a copy of the certificate of merger or consolidation will be published in the Cayman Islands Gazette, and where the surviving company is a Cayman Islands company, given to the members and creditors of each constituent company
Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation that is effected in compliance with these statutory procedures.
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
We do not believe we were a PFIC for our 2023 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2024 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.
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
I.    Subsidiary Information
Not applicable.
J.    Annual Report to Security Holders
If we are required to provide an annual report to security holders in response to the requirements of Form 6-K, we will submit the annual report to security holders in electronic format in accordance with the EDGAR Filer Manual.

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
Credit Risk
Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations. We have low exposure to credit risk, since the current amounts receivable recorded as of December 31, 2023, 2022 and 2021 are composed mainly of management fees and performance fees of investment funds managed by us, and also of advisory fees and reimbursement of expenses to be received from investees of such investment funds.
As of December 31, 2023 and 2022, accounts receivable includes management fees from certain investment funds where collection has been postponed in 2023 considering their cash needs and classified as overdue. These overdue balances are related to the estimated asset realization dates within the investment funds and we understand they have no impact on the credit risk profile considering the nature of our operations as an investment manager and our customer base.
Liquidity Risk
Liquidity risk is the possibility of unbalances between tradable assets and liabilities, payables and receivables mismatches, which might affect our payment ability, taking into consideration the different currencies and settlement terms of our assets and liabilities. In addition, we perform the financial management of our cash and cash equivalents, keeping them available for paying our obligations and reducing our exposure to liquidity risk. In addition, we have the option for certain financial instruments to be settled either in cash or through our own equity instruments, such as Class A common shares.
Market Risk
Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate and share prices. Our policy aims to mitigate our exposure to market risks; therefore, as of the years ended December 31, 2023, 2022 and 2021, to manage price risk arising from investment funds, we diversify our portfolio in accordance with the limits we set according to each strategy. We previously acquired derivatives in the 2022 financial year such as public warrants and call and put option arrangements from our merger and acquisition activity. For public warrants as it relates to our SPAC, we do not expect a material exposure to market risk nor do we expect it to have a material impact on our cash flow and financial position. We believe that call and put option arrangements included in the purchase agreements of businesses we acquired help us mitigate exposure to market risk as we carry out our expansion and growth strategy.
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

Sensitivity Analysis
The sensitivity analysis was based on the material assets and liabilities exposed to currencies fluctuation against U.S. dollars, as demonstrated in the tables below::

	As of December 31, 2023
	Balance in each exposure currency(1)						Total Balance	Exchange Variation impact considering 10% change in the year end rates
	BRL	HKD	CLP	COP	GBP	USD	USD
	(in thousands)
Cash and cash equivalents	7,828.0	6,491.0	5,124,224.0	21,188,621.0	597.0	1,558.0	16,050.0	1,449.0
Client funds on deposit	—	—	15,027,219.0	—	—	—	17,055.0	1,706.0
Short term investments	17,204.0	—	2,308,439.0	—	—	198,336.0	204,510.0	617.0
Accounts receivable	108,120.0	38.0	7,874,868.0	4,385,717.0	202.0	109,599.0	142,263.0	3,266.0
Projects Advance	32,354.0	—	421,629.0	1,604,583.0	—	12,010.0	19,586.0	757.0
Deposit/guarantee on lease agreement	—	240.0	1,135,217.0	149,008.0	180.0	427.0	2,012.0	160.0
Client funds payable	—	—	15,027,219.0	—	—	—	17,055.0	(1,706.0)
Long-term investments	3,552.0	—	213,015.0	—	118.0	56,609.0	57,735.0	112.0
Carried interest allocation	11,854	—	—	—	—	29,481	31,929	(245.0)
Commitment subject to possible redemption	—	—	—	—	—	187,356.0	187,356.0	—
Consideration payable on acquisition	38,773	—	—	—	—	1,020	35,029	(3,401.0)
Contingent consideration payable on acquisition	88,116.0	—	—	—	—	—	18,201.0	(1,820.0)
Derivative financial instruments - Assets	15,521	—	—	—	—	—	3,206	320.0
Derivative financial instruments - Liability	—	—	—	—	—	321.0	321.0	—
Gross obligation under put option	395,261	—	—	—	—	—	92,926	3,118.0
Suppliers	(6,285.0)	244.0	2,001,294.0	2,626,609.0	205.0	2,865.0	4,808.0	(195.0)
Net Impact								4,138.0

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
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2023 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
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
In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023 did not include the internal controls of Patria Asset Management S.A. and Kamaroopin Gestora de Recursos Ltda. and Hanuman GP Cayman, LLC (collectively “Kamaroopin”), as these deals were closed in 2023. For more information on these acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”
The acquired businesses combined contributed revenues of US$ 3.0 million (approximately 0.9% of our consolidated revenue) and net profit of US$ 0.8 million (approximately 0.7% of our consolidated net profit) to us for the year ended December 31, 2023, as well as total assets of US$ 7.7 million (approximately 0.8% of our consolidated total assets) as of December 31, 2023.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2023.
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
D.    Changes in Internal Control Over Financial Reporting
We extended our oversight and monitoring processes that support our internal control over financial reporting, as appropriate, to include VBI's financial position, results of operations and cash flow into our consolidated financial statements through December 31, 2023. We are continuing to integrate the operations of VBI into our overall internal control over financial reporting and related processes. Except as disclosed in this paragraph, there were no other changes in our internal control over financial reporting (as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Jennifer Anne Collins and Glen George Wigney are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.
ITEM 16B. CODE OF ETHICS
In January 2021, we adopted a code of ethics that applies to all of our employees, officers and directors and have posted the full text of our code of ethics on the investor relations section of our website, www.patria.com. Our code of ethics was revised in September 2022 to update certain procedures and reflect our integration with Moneda, such as information on the procedures related to gifts and entertainment, donations and sponsorships, among others. None of these changes were material and were only conducted to reflect the integration process with Moneda.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2023 and 2022. Our independent registered public accounting firm was Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022.

	2023	2022
	(in US$ thousands)
Audit fees	1,392	803
Audit-related fees	27	578
Tax fees	18	91
All other fees	—	—
Total	1.437	1,472
Audit Fees
Audit fees are fees billed for professional services rendered by the principal accountant for the audit of the registrant’s annual consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years. It includes the audit of our financial statements, interim reviews and other services that generally only the independent accountant reasonably can provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the SEC.
Audit-Related Fees
Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and not reported under the previous category. These services may include audit, attestation, review and due diligence services that are not required by statute or regulation.
Tax Fees
The tax services provided to the Company relating to tax compliance.
All Other Fees
In 2023 and 2022, there were no other fees.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
Not applicable.

ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
We are committed to maintaining a robust cybersecurity infrastructure to safeguard the integrity and confidentiality of our digital assets, including the data of our investors, employees, portfolio companies, and business partners against potential cyber threats, incidents and vulnerabilities. Our cybersecurity framework is an integral part of our risk management and encompasses a comprehensive suite of policies and procedures aimed at strengthening our systems and operations according to industry best practices as discussed below. This framework is supported by a variety of security measures tailored to mitigate risk and enhance our defense mechanisms, including threats and incidents associated with the use of applications developed or services rendered by third-party service providers. These measures include, but are not limited to, the implementation of digital access controls, patch management protocols, identity verification processes, and the deployment of mobile device management solutions. Additionally, we employ security baselines and tools designed to detect and report anomalous activities, alongside continuous monitoring of data usage and the management of our hardware and software resources. With respect to third party service providers, our measures also include risk and compliance assessments and certain contractual obligations in vendor agreements.
To ensure the efficacy of our cybersecurity defenses, we conduct regular assessments through both automated and manual vulnerability scanning techniques. These assessments are critical in identifying and addressing potential security gaps. Our evaluation process also involves an annual review of our cybersecurity framework, benchmarking its performance against industry standards and recognized frameworks, such as those provided by the National Institute of Standards and Technology (NIST).
We also engage an independent third-party entity to conduct annual external penetration testing, as well as periodic evaluations of our cybersecurity measures. These assessments are instrumental in validating the effectiveness of our security strategies. Recognizing the importance of human factors in cybersecurity, we actively promote awareness and training among our employees on an ongoing basis. This is achieved through targeted internal communications, videos, and regular phishing awareness campaigns, which simulate real-world threats to enhance employee vigilance and response capabilities.
In addition, we have established a comprehensive Cybersecurity Incident Response (CIR) protocol to manage the escalation and resolution of suspected or confirmed cybersecurity events. The CIR protocol outlines the formation of a dedicated response team, comprising individuals from various technical and managerial departments, to investigate and remediate incidents. This team is also responsible for determining the need for external advisory support, including legal, forensic, and law enforcement assistance. Post-incident, the CIR protocol guides the ongoing monitoring and remediation efforts to prevent recurrence. The effectiveness and relevance of the CIR are reviewed on an annual basis by our Chief Information Security Officer (CISO), alongside members of our Information Technology (IT) and Internal Controls teams.
Cybersecurity Governance
Our cybersecurity team is led by our CISO, who works closely with our senior management. The CISO reported to our Chief Technology Officer (“CTO”) until January 2024. Since January 2024, our CISO reports directly to our Chief Information Officer (“CIO”). The CISO is responsible for developing and advancing our cybersecurity strategy.
Our Board of directors has overall oversight responsibility for our cybersecurity risk management program, but has also delegated certain matters regarding our cybersecurity risk management oversight to our audit committee. Our audit committee is responsible for ensuring that management, through our CISO, CTO and CIO, has processes in place designed to identify and evaluate cybersecurity risks to which we are exposed and implement processes and programs to manage cybersecurity risks and mitigate cybersecurity incidents.
Our CISO or CIO reports to our full board of directors and the audit committee at least annually on cybersecurity matters, including related risks. These reports also include, as applicable, an overview of cybersecurity incidents. The audit committee also reports material cybersecurity risks to our full board of directors, as applicable.

We believe our team has solid experience in cybersecurity and technology. Our previous CISO, Ronaldo Toshio, was one of our Vice Presidents. He has a graduate degree in system analysis from FASP (Faculdades Associadas de São Paulo) and an MBA in cybersecurity from FIAP (Faculdade de Informática e Administração Paulista). He was responsible for all aspects regarding our cybersecurity. Before joining us, Mr. Toshio worked for thirteen years at Itaú Unibanco group. He left Patria in January 2024. Our new CISO, Mr. Leonardo Martinez Larramendy, joined Patria in March 2024. He has a bachelor’s degree in systems analysis from ORT Uruguay University. He received the CISSP (Certified Information Systems Security Professional) certification in 2003 (which has been renewed annually) and holds a Master’s degree in Telecommunication and Networks from ORT Uruguay University. Before joining Patria, he led the cybersecurity area at Santander group, Uruguay, from 2009 to 2024.
Our CTO, Mr. Marco Gonçalves, is a Senior Vice President and responsible for all our infrastructure initiatives. Before joining Patria in 2003, Mr. Gonçalves worked for five years at JPMorgan Chase and three years at Banco Patrimônio. Mr. Gonçalves has a bachelor’s degree in data processing technology from FATEC‐SP (Faculdade de Tecnologia de São Paulo), a post graduate degree in process management and engineering for software development from FIAP and an MBA in strategic information technology management from Fundação Getulio Vargas –FGV.
Our CIO, Angelo Figaro Egido, is one of our officers and Head of IT, being responsible for all our technology. Before joining Patria in 2023, Mr. Figaro Egido was the CIO and VP of innovation and digital for Latin America for Renault-Nissan-Mitsubishi group regarding digital, security, infrastructure, systems, and digital products and was in charge of all information technology operations for Latin America.
Our CISO, CTO and CIO review the scope of our cybersecurity measures periodically, including in the event of a change in business practices that may implicate the security or integrity of our information and systems.
The CIO promotes the implementation of processes and programs to manage cybersecurity risks and remediate cybersecurity incidents. Management is responsible for identifying, considering, and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our cybersecurity programs are under the direction of our CIO who receives reports from our cybersecurity team and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents.
In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

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

6.1	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-268577) filed with the SEC on November 28, 2022).

6.2	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-277375) filed with the SEC on February 26, 2024).

6.3	Bonus Share Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-277376) filed with the SEC on February 27, 2024).

8.1*	List of subsidiaries.

10.1
Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

23.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.
97.1*	Compensation recoupment policy.
101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*Filed with this Annual Report on Form 20-F.
†Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PATRIA INVESTMENTS LIMITED

April 26, 2024
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

We have audited the accompanying consolidated statements of financial position of Patria Investments Limited and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated income statements and consolidated statements of comprehensive income, of changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 26, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.
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

Goodwill - Moneda Cash-generating Units - Refer to Notes 4 (j) and 14 (d,e) to the financial statements

Critical Audit Matter Description

The Company’s evaluation of goodwill for impairment involves the comparison of the value in use of each cash-generating unit to its carrying value. The Company used the discounted cash flow model to estimate fair value, which requires Management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these assumptions could have a significant impact on either the fair value, the amount of any goodwill impairment charge, or both. The goodwill balance was $311,174 thousand as of December 31, 2023, of which $239,879 thousand was allocated to the Moneda cash-generating Unit (“Moneda”). The value in use of the cash-generating units exceeded their carrying value as of the measurement date and, therefore, no impairment was recognized.

We identified goodwill as a critical audit matter because of the significant judgments made by Management to estimate the value in use of each cash-generating unit. This required a high degree of auditor judgment and an increased extent of effort to evaluate the forecasts of future revenue, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of Management’s estimates and assumptions related to selection of the discount rate.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rate and forecasts of future revenue used by Management to estimate the value in use of Goodwill included the following, among others:

•We tested the effectiveness of controls over Management’s goodwill impairment evaluation, including those over the determination of the value in use of the cash-generating units, such as controls related to Management’s selection of the discount rate and forecasts of future revenue.
•We evaluated Management’s ability to accurately forecast future revenues by comparing actual results to Management’s historical forecasts.
•We evaluated the reasonableness of Management’s revenue forecasts by comparing the forecasts to historical revenues and to available macroeconomic information, and by performing sensitivity analysis over the forecasted revenue using different scenarios.
•With the assistance of our fair value specialists we: (i) evaluated the appropriateness of the discounted cash flow model; (ii) tested the mathematical accuracy of the discounted cash flow projections; (iii) tested the discount rate by developing a range of independent estimates and comparing those to the discount rate selected by Management.
•We evaluated the adequacy of the Company´s disclosures in the financial statements.

Revenue from performance fees - Refer to Notes 4 (n) and 21 to the financial statements

Critical Audit Matter Description

The Company recognizes revenue from performance fees at a point in time when the related uncertainties are resolved and transaction prices can be estimated, resulting in a revenue recognition without significant chance of reversal, thus indicating high probability of economic benefits and cash inflow to the Group. The accounting for these revenues involves judgment and evaluation of uncertainties, particularly as it relates to the process of estimating total transaction price and determining the timing of recognition. As of December 31, 2023, net revenue from services was $327,617 thousand, of which $74,712 thousand relate to revenue from performance fees.

Given the judgments necessary to determine the timing and estimate total transaction price, auditing such estimates required an extensive audit effort due to the volume and judgment involved when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to Management’s estimates of total transaction price and to determine timing of recognition included the following, among others:

•We tested the effectiveness of controls over performance fees revenue, including Management’s controls over the estimates of total transaction prices and to determine timing of recognition for performance fees.
•We performed the following procedures to conclude whether the Group have recorded revenue from performance fees timely:
◦We inspected the limited partner’s agreement for all funds managed relevant components of the Group to evaluated whether the Group is entitled to earn performance fees.
◦For all funds where the Group is entitled to performance fee, we evaluated whether there were indicatives that performance fees should be recognized by using internal and external information.
◦For the funds where we identified such indicatives, we confirmed whether revenues were recorded.
•For the significant components we tested the total revenue from performance fees recorded by performing the following:
–We obtained performance fee calculation prepared by Management and compared to recorded amounts.
–Tested the relevant inputs of the calculation by: (i) comparing the amount of proceeds (received or to be received by the Funds) to relevant support documentation that may include sales and purchase agreements, minutes of investing committee meetings, and other documents; (ii) tested accuracy and completeness of capital increases and distributions at fund level; (iii) tested the terms of limited partner’s agreements by comparing them to the inputs included in the calculation.
–Tested the mathematical accuracy of management’s calculation.

We evaluated the adequacy of the Company´s disclosures in the financial statements related to the revenue.
/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
April 26, 2024.
We have served as Company’s auditors since

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Patria Investments Limited

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Patria Investments Limited and subsidiaries (the “Company”) as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the consolidated financial statements as of and for the year ended December 31, 2023 of the Company, and our report, dated April 26, 2024, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting, Management excluded from its assessment the internal control over financial reporting of Kamaroopin Gestora de Recursos Ltda. and Hanuman GP Cayman, LLC (collectively “Kamaroopin”) and Patria Asset Management S.A., which were acquired on April 12, 2023 and November 1, 2023, respectively, and whose combined financial statements constitute approximately 1% total assets and net revenues of the consolidated financial statements amounts as of and for the year ended December 31, 2023. Accordingly, our audit did not include the internal control over financial reporting at Kamaroopin and Patria Asset Management S.A.

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

We evaluated the adequacy of the Company´s disclosures in the financial statements related to the revenue.

São Paulo, April 26, 2024

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

We have served as Company’s auditors since 2012.

Patria Investments Limited
Consolidated Statement of Financial Position
As of December 31, 2023 and December 31, 2022
(In thousands of United States dollars – US$)

Assets	Note	12/31/2023	12/31/2022

Cash and cash equivalents	6	16,050	26,519
Short term investments	12(a)	204,510	285,855
Client funds on deposit	7	17,055	23,639
Accounts receivable	8	127,363	125,405
Project advances	9	17,614	5,693
Recoverable taxes	11	4,014	5,672
Other current assets	10	11,781	6,853
Derivative financial instruments	12(d)	3,206	—
Current assets		401,593	479,636
Accounts receivable	8	14,900	6,254
Project advances	9	1,972	947
Deferred tax assets	18	15,472	1,749
Other non-current assets	10	3,798	1,948
Long-term investments	12(b)	57,735	35,257
Derivative financial instruments	12(d)	—	6,322
Investments in associates	12(c)	911	7,977
Property and equipment	13	28,185	24,627
Intangible assets	14	487,012	411,521
Non-current assets		609,985	496,602
Total assets		1,011,578	976,238
The accompanying notes are integral parts of these consolidated financial statements.

Liabilities and equity	Note	12/31/2023	12/31/2022

Client funds payable	7	17,055	23,639
Consideration payable on acquisition	20(b)	59,087	33,187
Personnel and related taxes payable	15	28,772	27,076
Taxes payable	16	3,902	878
Carried interest allocation	22(b)	9,352	10,370
Derivative financial instruments	12(d)	321	1,053
Commitment subject to possible redemption	20(c)	187,356	234,145
Gross obligation under put option	20(d)	81,588	—
Other current liabilities	17	10,065	7,652
Current liabilities		397,498	338,000
Personnel liabilities	15	2,946	1,724
Consideration payable on acquisition	20(b)	42,853	33,414
Carried interest allocation	22(b)	22,577	2,080
Gross obligation under put option	20(d)	11,338	73,428
Other non-current liabilities	17	13,024	14,134
Non-current liabilities		92,738	124,780
Total liabilities		490,236	462,780
Capital	28(a)	15	15
Additional paid-in capital	28(b)	500,694	485,180
Capital reserves	28(d)	2,960	1,495
Retained earnings		50,831	77,576
Cumulative translation adjustment	28(f)	(12,011)	(11,478)
Equity attributable to the owners of the Company		542,489	552,788
Non-controlling interests	28(g)	(21,147)	(39,330)
Equity		521,342	513,458
Total liabilities and equity		1,011,578	976,238

Patria Investments Limited
Consolidated Income Statement
For the years ended December 31, 2023, 2022 and 2021
(In thousands of United States dollars - US$, except earnings per share)

	Note	2023	2022	2021

Net revenue from services	21	327,617	258,877	235,515

Personnel expenses	22	(78,778)	(69,779)	(47,604)
Carried interest allocation	22	(25,257)	(10,171)	(30,204)
Deferred consideration	20(b)	(22,961)	(24,444)	(2,037)
Amortization of intangible assets	23	(22,370)	(17,379)	(6,973)
General and administrative expenses	24	(39,159)	(31,150)	(14,332)
Other income/(expenses)	25	(18,666)	(9,265)	(12,506)
Share of equity-accounted earnings	12(c)	(753)	(2,351)	—
Net financial income/(expense)	26	(1,674)	8,115	(287)
Net Income before income tax		117,999	102,453	121,572
Income tax	27	2,816	(8,349)	(381)
Net income for the year		120,815	94,104	121,191
Attributable to:
Owners of the Company		118,400	92,957	122,476
Non-controlling interests	28(g)	2,415	1,147	(1,285)
Basic earnings per thousand shares	28(e)	0.79888	0.63141	0.90066
Diluted earnings per thousand shares	28(e)	0.79634	0.63139	0.90066
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Comprehensive Income
For the years ended December 31, 2023, 2022 and 2021
(In thousands of United States dollars - US$)

	2023	2022	2021

Net income for the year	120,815	94,104	121,191
Items that may be reclassified to the income statement:
Currency translation adjustment	(533)	(1,856)	(3,378)
Currency translation adjustment – non-controlling interests	(459)	1,284	(88)

Total comprehensive income	119,823	93,532	117,725
Attributable to:
Owners of the Company	117,867	91,101	119,098
Non-controlling interests	1,956	2,431	(1,373)
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Changes in Equity
For the years ended December 31, 2023, 2022 and 2021
(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity

Balance at December 31, 2020		1	1,557	—	62,001	(6,244)	57,315	1,758	59,073
Cumulative translation adjustment		—	—	—	—	(3,378)	(3,378)	(88)	(3,466)
Share Split		11	(11)	—	—	—	—	—	—
Capital issuance	28(a)	3	510,296	—	—	—	510,299	—	510,299
Transaction costs	28(a)/28(b)	—	(27,047)	—	—	—	(27,047)	—	(27,047)
Net income for the year		—	—	—	122,476	—	122,476	(1,285)	121,191
Dividends declared	28(c)	—	—	—	(96,529)	—	(96,529)	—	(96,529)
Share based incentive plan	28(d)	—	—	764	—	—	764	—	764
Changes in interest of subsidiaries		—	385	—	—	—	385	(385)	—
Balance at December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	—	564,285
Cumulative translation adjustment		—	—	—	—	(1,856)	(1,856)	1,284	(572)
Net income for the year		—	—	—	92,957	—	92,957	1,147	94,104
Dividends declared	28(c)	—	—	—	(103,329)	—	(103,329)	—	(103,329)
Share based incentive plan	28(d)	—	—	731	—	—	731	—	731
Non-controlling interests	29	—	—	—	—	—	—	13,729	13,729
Gross obligation under put option	28(g)	—	—	—	—	—	—	(55,490)	(55,490)
Balance at December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458
Cumulative translation adjustment		—	—	—	—	(533)	(533)	(459)	(992)
Net income for the year		—	—	—	118,400	—	118,400	2,415	120,815
Dividends declared	28(c)	—	—	—	(145,145)	—	(145,145)	(3,663)	(148,808)
Share based incentive plan	28(d)	—	—	1,465	—	—	1,465	—	1,465
Capital contributions	28(g)	—	—	—	—	—	—	4,743	4,743
Capital issuance	28(g)	—	15,514	—	—	—	15,514	—	15,514
Non-controlling interests	29(b)	—	—	—	—	—	—	15,147	15,147
Balance at December 31, 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Consolidated Statement of Cash Flows
For the years ended December 31, 2023, 2022 and 2021
(In thousands of United States dollars - US$)

	Note	2023	2022	2021

Cash flows from operating activities
Net income for the year		120,815	94,104	121,191
Adjustments to net income for the year
Depreciation expense	13	4,747	3,825	1,783
Amortization expense	23	22,370	17,379	6,973
Net financial investment income	26	(2,120)	(2,345)	(355)
Unrealized (gains)/losses on long-term investments	26	2,952	(5,322)	(226)
Unrealized (gains)/losses on warrant liability	26	(690)	(3,115)	—
Unrealized (gains)/losses on other derivative financial instruments	26	3,934	(2,990)	—
Unrealized (gains)/losses on asset-linked receivable	26	(3,503)	—	—
Contingent consideration adjustments	25	(9,422)	(12,322)	—
Gross obligation under put - unwinding	25	11,666	3,533	—
Deferred consideration adjustments	25	788	729	—
Gain on associate derecognition	25	(4,199)	—	—
Interest expense on lease liabilities	26	1,243	1,807	1,022
Deferred income taxes expense	27	(13,316)	1,565	(1,311)
Current income taxes expense	27	10,500	6,784	1,692
Share of equity accounted earnings	12(c)	753	2,351	—
Share based incentive plan	22	1,465	731	764
Other non-cash effects		621	439	635
Changes in operating assets and liabilities
Accounts receivable		(12,602)	(23,067)	(62,745)
Projects advances		(12,589)	(2,896)	(2,173)
Recoverable taxes		1,909	(2,423)	(2,570)
Personnel and related taxes		2,469	(12,877)	27,596
Carried interest allocation		19,234	868	11,582
Deferred consideration payable on acquisition	20(b)	22,229	24,444	2,037
Taxes payable and deferred taxes		(4,493)	(8,620)	1,182
Payment of income taxes		(3,254)	(621)	(221)
Other assets and liabilities		1,816	1,238	1,905
Payment of placement agent fees	14	(6,598)	(5,263)	(1,200)
Net cash provided by operating activities		156,725	77,936	107,561
Cash flows from investing activities
Decrease (increase) in short term investments		31,076	108,855	(141,745)
Decrease (increase) in long-term investments		(9,793)	(12,069)	(17,873)
Investment into SPAC trust account		(2,100)	(236,900)	—
Proceeds from redemptions from the SPAC trust account		65,164	—	—
Payment of business acquisition payable	20(b)(v)	—	(16,437)	—
Acquisition of property and equipment	13	(5,870)	(5,439)	(1,551)
Acquisition of software and computer programs	14	(992)	(1,273)	(292)
Acquisition of investments in associates		(528)	(7,789)	—
Acquisition of contractual rights		(8,158)	—	—
Acquisition of subsidiaries, net of cash acquired	29	(6,633)	(18,295)	(122,767)
Net cash provided by/used in investing activities		62,166	(189,347)	(284,228)
Cash flows from financing activities
IPO proceeds	28(b)	—	—	302,722
IPO transaction costs		—	—	(3,204)
IPO proceeds – SPAC *	5(a)	—	230,000	—
IPO transaction costs – SPAC		—	(4,665)	—
Proceeds from credit facility	20(e)	25,000	—	—
Repayment of credit facility and fees	20(e)	(26,253)	—	—
Redemptions from SPAC shareholders	20(c)	(65,164)	—	—
Dividends paid to the Company’s shareholders	28(c)	(145,145)	(103,329)	(119,788)
Dividends paid to non-controlling interests in subsidiaries		(3,639)	—	—
Capital contributions received from non-controlling interest (NCI) shareholders		3,657	—	—
Payment of acquisition payable	20(b)(v)	(14,684)	—	—
Lease payments	20(a)	(2,156)	(1,652)	(832)
Interest paid on lease liabilities	20(a)	(1,243)	(1,807)	(1,007)
Net cash provided by/used in financing activities		(229,627)	118,547	177,891
Foreign exchange variation on cash and cash equivalents in foreign currencies		267	1,004	(12)
(Decrease)/Increase in cash and cash equivalents		(10,469)	11,255	1,212
Cash and cash equivalents at the beginning of the year	6	26,519	15,264	14,052
Cash and cash equivalents at the end of the year	6	16,050	26,519	15,264
(Decrease)/Increase in cash and cash equivalents		(10,469)	11,255	1,212
Non-cash operating, investing and financing activity
Transfer of long-term investment with a corresponding decrease in liability		—	—	300
Addition and disposal of right of use assets		1,860	5,009	8,783
IPO transaction costs decrease in assets with corresponding decrease in equity		—	—	624
IPO transaction costs accrual increase in liability with corresponding decrease in equity		—	—	427
Changes in interest of subsidiaries		—	—	385
Acquisition of subsidiaries through share issuance of Company’s Class A common shares		—	—	184,789
Contingent consideration payable on acquisition		4,707	9,072	25,775
Consideration payable on acquisition		29,748	18,156	16,437
VBI - Gross obligation under put option		—	65,544	—
Igah – Gross obligation under put option		—	7,666	—
SPAC Private Placement Warrants issued by SPAC to Sponsor		—	9,251	—
Issuance of SPAC Class A ordinary shares subject to possible redemption		—	220,458	—
Amortization of SPAC issuance costs to accrete SPAC Class A ordinary shares to redemption value		6,166	10,276	—
Interest earned on SPAC trust account subject to redemption		10,109	3,411	—
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		1,086	—	—
Company Class A common shares issued		15,514	—	—

*Includes proceeds received for derivative financial instruments included in Units issued by SPAC
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1General information
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
The Company is a public holding company controlled by Patria Holdings Limited. (the “Parent”), which held 55.36% of the Company's common shares as of December 31, 2023 (December 31, 2022: 55.95%). The Parent is ultimately controlled by a group of individuals.
The Company and its subsidiaries (collectively, the "Group") are a private markets investment firm focused on investing in Latin America. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as:

Investment product	Description

Infrastructure development funds	private equity approach applied to infrastructure assets;
Co-investment funds	focused on companies from its flagship funds;
Constructivist equity funds	private equity approach to listed companies;
Credit funds	business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”);
Real estate funds
increased in 2022 with the controlling acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”) and controlling acquisition of Patria Asset Management S.A (“PAM”) in partnership with Bancolombia to expand real estate capabilities into Colombia – note 29;

Venture capital and growth funds	through business combination in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”). In addition, during 2023 (note 29) Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”) and Hanuman GP Cayman, LLC (collectively “Kamaroopin”).
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
The Group's main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, Grand Cayman, Cayman Islands.
There are no material uncertainties that casts significant doubt upon the Company’s and Group’s ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate.
These audited consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 include the financial information regarding the Company and its subsidiaries, as described in note 5.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

2Presentation of financial statements
a.Statement of compliance and basis of preparation
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (“IASB”), which include the standards issued by IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).
The board of directors approved the consolidated financial statements on April 22, 2024.
b.Functional and presentation currency
The consolidated financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption “Cumulative Translation Adjustment”.
For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 4 and note 5 for the functional currency determined for each entity.
c.Change in Consolidated Income Statement presentation
The Group had previously revised the presentation of its Consolidated Income Statement in accordance with IAS 1 for the audited consolidated financial statements for the years ended December 31, 2022 and 2021. Previously, the Consolidated Income Statement provided a classification of expenses based on its function within the Company. Management has concluded that a classification of expenses based on its nature provides a more meaningful representation of the financial performance of the Group.
This change in presentation has no impact on the Group’s prior years reported net income, earnings per share, consolidated statement of cash flows and consolidated statement of changes in equity.
d.Use of estimates and judgments
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(vi)the fair value of financial instruments, and the share based incentive plan, using inputs that are primarily unobservable;
(vii)fair values of identifiable assets and contingent consideration from business combination transactions and consideration transferred as part of the purchase price allocation;
(viii)The expected redemption amount of gross obligation in respect of written put option arrangements; and
(vx) recoverable amounts of cash-generating units, including goodwill.
3Segment information
The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group’s global strategy, which includes integrated product lines.
Within its one operating segment, the Company has multiple product lines including private equity, credit, infrastructure, public equities, real estate, and advisory and distribution.
4Material accounting policies
The material accounting policies described below have been consistently applied in the preparation of the consolidated financial statements, with the exception of the International Tax Reform-Pillar Two Model Rules (Amendments to IAS 12), which is effective from 1 January 2023 and applied retrospectively (note 27) ; the Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) applied from 1 January 2023, and the Definition of an Accounting Estimate (Amendments to IAS 8) applied from 1 January 2023.
a.Consolidation
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
b.Investments in associates
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
c.Business Combinations
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.Cash and cash equivalents
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
e.Client funds on deposit and client funds payable
Client funds on deposit include amounts representing cash held with Chilean financial institutions for clients of Moneda Corredores de Bolsa Limitada (“MCB”). It consists of accounts in which clients maintain a cash balance or transactions where the settlement date for the purchase of securities has not yet occurred. Amounts are due from clients on the settlement date of the transaction for cash accounts. Settlement of transactions take place within a period not exceeding 3 days. These activities are in accordance with the Comision para el Mercado Financiero (“CMF”) in Chile and other regulatory authorities and are subject to MCB’s monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in client funds payable.
Client funds on deposit and client funds payable are financial instruments in accordance with IFRS 9 and are initially recognized at fair value and subsequently measured at amortized cost that approximates fair value.
f.Financial instruments
A financial instrument is recognized when the Group becomes a party to a contract that gives rise to a financial asset or a financial liability or equity instrument. Financial assets are no longer recognized when the Group’s contractual rights to receive cash flows from the assets have expired or if the Group has transferred the control over substantially all risks and rewards of ownership. Financial liabilities are no longer recognized when these obligations are discharged or cancelled.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The classification is determined by both:
•the entity’s business model for managing the financial asset
•the contractual cash flow characteristics of the financial asset.
All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial income and expenses, except for impairment of trade receivables which would be presented within general and administrative expenses (no trade receivables have previously been impaired). The Group has assessed all financial instruments to have low credit risk in accordance with IFRS 9 – Financial Instruments.
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
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. It is treated as the derecognition of the original liability and the recognition of a new liability when an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss
g.Impairment losses
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
h.Gross obligation under put option
The Group has granted put options to non-controlling interest shareholders of certain consolidated subsidiaries. Liabilities from put options granted represent contracts that impose (or may potentially impose) an obligation on the Group to purchase its own equity instruments (including the shares of a subsidiary) for cash or another financial asset. The Group recognizes these commitments as follows:
Put option liabilities (net of any proceeds received) are initially recorded in equity at the present value of the expected redemption amount payable and recorded as a liability in the statement of financial position. The present value is based on a discounted cash flow model, market multiples or a recent transaction during the current year in which the equity value was determined. This applies regardless of whether the Group has the discretion to settle in its own equity instruments or cash. Management’s judgements and estimates relate to the inputs used in determining the present value of the expected redemption amount payable.
In accordance with IAS 32, the Group has decided to apply as an accounting policy choice, the classification of the gross obligation arising from business combination in equity as part of non-controlling interest where the non-controlling interest shareholders still have an economic interest in the underlying business results.
In the event the non-controlling interest shareholders do not have an economic interest in the underlying business results, the Group recognizes the gross obligation under the put option as disclosed above and the corresponding non-controlling interests are eliminated.
Subsequent revisions to the expected redemption amount payable as well as the unwinding of the discount related to the measurement of the present value of the granted put option liability, are recognized through profit and loss. Where a granted put option expires unexercised or is cancelled, the carrying value of the financial liability is reclassified to the non-controlling reserve in equity. The difference between the carrying amount of the discharged liability and reserve recognized on acquisition of control from business combination is recorded in equity through profit or loss.
i.Property and equipment
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
The estimated useful lives per category are as follows:

Furniture and fixtures	10 years
Building improvements	10 years
Office equipment	5 years

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
j.Intangible assets
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
(iii)contractual rights to earn future fee income relating to the acquisition of portfolio management contracts, which are amortized over the respective contractual periods of the underlying investment funds Amortization details are included under note 14; and
(iv)identifiable intangible assets acquired through business combination are recognized at fair value at the acquisition date, have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Amortization details are included under note 14.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

k.Employees’ benefits
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
(ii)Long-term employee benefits – long term incentive program
The long-term incentive plan (“LTIP”) is designed to retain key employees as well as provide alignment between them and the Company’s shareholders.
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
The vesting conditions for grants under the LTIP are determined by the administrator of the LTIP (the “Administrator”) and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the Administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the Administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the Administrator in its discretion, following the end of the relevant performance period. The LTIP is administered by a committee appointed by the board of directors for the administration and implementation of the LTIP.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
If an eligible participant ceases to be employed by the Company, within the vesting period, the rights will be forfeited, except in limited circumstances that are approved on a case-by-case basis by the Committee.
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
l.Provisions, contingent assets and contingent liabilities
The recognition, measurement and disclosure of contingent assets and contingent liabilities and legal obligations are performed based on the criteria set forth in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

m.Leases
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
The Group does not hold lease contracts as a lessor. For the contracts in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the commencement date. A right-of-use asset is measured at cost at the commencement date, which comprises: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Group; and (d) an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the commencement date, the Group measures the right‑of‑use asset at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusts it for any remeasurement of the lease liability.
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
The Group did not have contracts eligible as short-term leases and leases for which the underlying asset is of low value exemptions. The Group has rental agreements for its offices in the Cayman Islands, United Kingdom, Uruguay, Brazil, Chile and Colombia within the scope of IFRS 16.
n.Revenues
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
Management fees are primarily related to management of investment funds Management fees of illiquid investment funds are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant Limited Partnership Agreement or Private Placement Memorandum. Management fees of investment funds are generally based on an agreed percentage of Net Asset Value or Assets Under Management. Management fees are recognized when the services are provided, throughout the year that the Group provides the services to the investment fund. As manager of the investment funds, the Group may, at its sole discretion, decrease the percentage or amount of fees being paid by the investment funds directly or indirectly to the Group or fully waive the payment of fees paid by the investment funds, for a determined period of time or until the maturity of the investment funds. Revenue is not recognized in such cases.
Incentive fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Performance fees and other performance-based fees are primarily generated when the return of the investment funds surpass the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of the Group's control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is highly improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group, whereby the performance fee has then crystallized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the crystallization date.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.
o.Financial income and expenses
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
p.Income tax expenses – current and deferred
Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

q.Foreign-currency transactions
Transactions denominated in foreign currencies (i.e., in any currency other than the respective functional currencies of the Group entities) are translated at the time of occurrence.
Monetary items are retranslated at each reporting date using the rates prevailing at that date. Nonmonetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost are not retranslated at each reporting date. Foreign exchange gains and losses are recognized in profit and loss.
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
r.Dividends
Dividend distribution to the Company’s shareholders is recognized directly in equity in the Group’s consolidated financial statements in the period in which the dividend is declared. For purposes of the consolidated statement of cash flows, dividends paid are included as cash flows from financing activities.
s.Amendments to IFRSs that are mandatorily effective for annual periods beginning on January 1, 2023
The Group has evaluated and adopted, when applicable, the following standards and amendments for the first time for their annual reporting period commencing January 1, 2023:
•Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies
◦The amendments require entities to disclose their material rather than their significant accounting policies. The Group adopted the amendments effective January 1, 2023. Whilst these amendments do not change the Group’s accounting policies, the Group has reviewed the accounting policy information disclosed in these financial statements against the new requirements.
•Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimate;
◦Under the new definition, accounting estimates are clarified as monetary amounts in financial statements that are subject to measurement uncertainty. Where an entity’s accounting policy requires an item to be measured at monetary amounts that cannot be observed directly, it should develop an accounting estimate to achieve this objective. The amendments are effective January 1, 2023 and were adopted on this date with no material impact to the Group.
•Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction.
◦The amendment related to the recognition of deferred tax when an entity accounts for transactions, such as leases or decommissioning obligations, by recognizing both an asset and a liability. The Group adopted the amendments effective January 1, 2023 with no material impact to the Group.
•Amendments to IAS 12 Income taxes: International Tax Reform – Pillar Two Model Rules
◦On 23 May 2023, the IASB issued amendments to IAS 12 to provide a mandatory temporary exemption to the requirements to account for deferred taxes assets and liabilities related to Pillar Two income taxes, as published by the Organization for Economic Co-operation and Development (OECD). The amendments are effective for accounting periods beginning on or after January 1, 2023 and the mandatory temporary exemption is applied retrospectively to prior periods. Disclosures related to the amendments are made in note 27

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

t.New standards and interpretations not yet adopted– applicable and mandatory for fiscal years beginning on or after January 1, 2024
Certain new accounting standards and interpretations have been published that are not yet effective and have not been early adopted by the Group. These standards are not expected to have a material impact if applicable to the Company in the current or future reporting periods and on foreseeable future transactions. The following standards and interpretations apply for the first time to financial reporting periods commencing on or after January 1, 2024:
•Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Noncurrent Liabilities with Covenants
•Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback
•Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability
•IFRS S1 – General Requirements for Disclosure of Sustainability related Financial Information and IFRS S2 – Climate-related disclosures
5Group Structure
a.Consolidation and subsidiaries
The consolidated financial statements include the entities listed below, which are the Company’s direct or indirect subsidiaries:

Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				December 31, 2023	December 31, 2022

Patria Finance Ltd.	Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.	Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC	Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.	Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.	Investment fund manager & advisory	KY	USD	100.00%	100.00%

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
					December 31, 2023	December 31, 2022

Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. ("PILTDA")		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A. (formerly Patria Investments Uruguay S.A.)		Advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Chile SpA	(g)	Advisory, investor relations & marketing	CH	CLP	—	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(a)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria KMP Cayman I	(f)	Holding company	KY	USD	—	100.00%
VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(b)	Asset management	BR	BRL	50.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda		Administration	BR	BRL	50.00%	50.00%
BREOF Partners Ltda		Holding company	BR	BRL	50.00%	50.00%
VBI ND Empreendimentos Imobiliários Ltda	(g)	Dormant	BR	BRL	—	50.00%
VBI ND II Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda		Dormant	BR	BRL	50.00%	50.00%
Igah Partners LLC	(c)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC	(k)	Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC General Partner IV, Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Real Estate Latam S.A.S	(b)	Holding company	UY	USD	98.90%	100.00%
Patria Private Equity Latam S.A.S	(d)	Holding company	UY	USD	100.00%	—
Patria Fund Advisor Ltd.	(d)	Dormant	KY	USD	100.00%	—
PPE Fund VII, SLP, LP	(d)	Carry vehicle	KY	USD	100.00%	—
NewCo BlueMacaw Partner Ltda.	(e)	Holding company	BR	BRL	100.00%	—

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
					December 31, 2023	December 31, 2022

BlueMacaw S.A.	(e)	Holding company	BR	BRL	100.00%	—
VBI Asset Management Ltda.	(e)	Asset management	BR	BRL	100.00%	—
KMP I Holding	(f)	Holding company	KY	USD	100.00%	—
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)	(f)	Asset management	BR	BRL	100.00%	40.00%
Hanuman GP Cayman, LLC (“Hanuman”)	(f)	Asset management	KY	USD	100.00%	40.00%
Pat HoldCo Mexico S. de R.L. de C.V.	(d)	Holding company	MX	MXN	100.00%	—
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.	(d)	Holding company	MX	MXN	100.00%	—
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(d)	Holding company	MX	MXN	100.00%	—
Patria Real Estate II Ltd.	(d)	Holding company	KY	USD	100.00%	—
Patria Investments Argentina S.A.	(d)	Holding company	AR	ARS	100.00%	—
PI Fund V SLP, L.P.	(d)	Carry vehicle	KY	USD	100.00%	—
VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(h)	Asset management	BR	BRL	50.00%	—
Patria Asset Management S.A. (“PAM”) (formerly Gestoría Externa de Portafolios S.A.)	(i)	Asset management	CO	COP	50.74%	—
VBI Capital Ltda. (formerly Morc Gestora de Recursos de Crédito Ltda.	(j)	Asset management	BR	BRL	50.00%	—
Move Capital S.A.	(j)	Asset management	BR	BRL	50.00%	—

"     USD" United States dollars, "BRL" Brazilian Real, "GBP" Pound Sterling, "CLP" Chilean peso, "COP" Colombian peso, "HKD" Hong Kong dollar, “ARS” Argentine Peso, "KY" Cayman Islands, "BR" Brazil, "CO" Colombia, "CH" Chile, "UK" United Kingdom, "US" United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina
(a)Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. On March 14, 2022, PLAO, announced the closing of its IPO. The registration statement on Form S-1 relating to the securities referred to therein and subsequently amended has been filed with the Securities and Exchange Commission (“SEC”) and declared effective on March 9, 2022.
    The IPO included issuance of 23,000,000 units (“the Units”), including the exercise in full by the underwriters to purchase an additional 3,000,000 Units to cover over-allotments, at a price of US$10.00 per unit. Each Unit consists of one Class A ordinary share of PLAO, par value US$0.0001 per share (the “SPAC Class A Ordinary Shares”), and one-half of one redeemable warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to purchase one SPAC Class A Ordinary Share for US$11.50 per share, subject to adjustment. The Units were sold at a price of US$10.00 per Unit, generating gross proceeds from the issuance of US$230,000,000.
    SPAC Class A Ordinary Shares are classified as a liability in accordance with IAS32, Financial Instruments: Presentation, and based on the terms of the issuance that permits redemption by holders of SPAC Class A Ordinary Shares.
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
    On June 12, 2023, PLAO held an extraordinary general meeting of the PLAO’s shareholders (the “Extraordinary General Meeting”). At the Extraordinary General Meeting, PLAO’s shareholders approved amendments to PLAO’s Amended and Restated Memorandum and Articles of Association to extend the termination date by which PLAO has to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024, in addition to other proposals. Accordingly, PLAO now has up to June 14, 2024 to consummate its initial business combination. In connection with the Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the SPAC’s Class A Ordinary Shares exercised their right to redeem their shares. Following such redemptions, 16,880,481 SPAC Class A Ordinary Shares will remain outstanding. Following the withdrawals from the SPAC’s trust account in connection with redemptions, it is expected that approximately US$179.8 million will remain in the SPAC’s trust account of the approximate US$244.9 million that was in the SPAC’s trust account prior to such redemptions. From the date of approval and recurring monthly thereafter until the earlier of the completion of a business combination or liquidation date, the SPAC Sponsor will also deposit into the SPAC’s trust account an amount of US$0.3 million to cover operating costs during the extension of the termination date of PLAO. The purpose of the extension is to provide time for PLAO to complete a business combination. Per the terms of the approved extension amendment proposal, if PLAO completes a business combination, it will, at the option of the SPAC Sponsor, repay the amounts loaned under the promissory note or convert a portion of all of the amounts loaned under such a promissory note into warrants, which will be identical to the private placement warrants.
    Should PLAO not complete the initial business combination within the specified period the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account, as disclosed in note 12(a).
    As of December 31, 2023, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. The target company could potentially be identified as a related party as one of the Group’s investment funds investees. In the event of a business combination with a related party, it could result in recognition of performance fee revenue and carried interest allocation expenses for the Group.
(b)In March 2023, the Group restructured its VBI holding, contributing the interest held by the Company in VBI to Patria Real Estate Latam S.A.S. There was no change in control or in the total interest held by the Group in VBI. However, there was a dilution of 1.1% in the Company’s direct and indirect interest in Patria Real Estate Latam S.A.S. during the year because of the transaction to acquire assets of Blue Macaw as disclosed in note 5(e) below.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, as disclosed in note 29, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired.
    Igah Ventures and Igah IV. are collectively referred to as “Igah”.
(d)Newly incorporated subsidiaries without assets, liabilities or operations.
(e)On April 3, 2023, VBI acquired a 100% beneficial interest in NewCo BlueMacaw Partners Ltda., BlueMacaw S.A. and VBI Asset Management Ltda., (collectively “Blue Macaw”) for US$4.4 million (BRL 22.2 million) in cash. The Blue Macaw entities are located in Brazil and focus on infrastructure and real estate investments throughout Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies with VBI.
    The Group accounted for the transaction as an asset acquisition since the principal assets acquired consist of 4 contractual rights relating to the portfolio of management contracts of the investment funds acquired. On acquisition date, the Group recorded US$4.4 million in intangible assets related to contractual rights from the asset acquisition. The other assets and acquired and liabilities assumed were not significant.
    In addition to the upfront payments made by VBI upon closing, the Group has a call option to acquire the remaining interest in Patria Real Estate Latam S.A.S. For the year ending December 31, 2023, the first tranche of the call option was exercised and US$0.7 million recorded as an equity-linked compensation cost included under deferred consideration in acquiring a part of the interest of the remaining minority interest held in Patria Real Estate Latam S.A.S. (note 20(b)(v).
    The remaining call option arrangements in the form of contingent payments (2026 and 2028 exercise period) are subject to certain financial metrics and performance criteria in 2026 and 2028. No expense or liability is recorded in respect of these option arrangements considering the immaterial value for the year ending December 31, 2023.
(f)On April 12, 2023, the Group acquired control of Kamaroopin by acquiring the remaining interest in these companies pursuant to the acquisition agreement for Kamaroopin (note 29 (a)). For purposes of the Kamaroopin transaction, KMP I Holding (fully owned by Patria Investments Limited) was incorporated and Patria KMP Cayman I was merged into Patria Investments Limited.
(g)This entity, with limited or no activity, was dissolved during 2023 and had no significant accounting impact.
(h)On September 1, 2023, the Group completed the acquisition of Bari Gestao De Recursos Ltda. renamed to VBI Securities Ltda (“Bari”), a subsidiary of the Group US$ 4.6 million (BRL 22.5 million) cash settled equally between non-controlling interest shareholders of VBI and the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the principal lead asset consisted of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired. There is no operational process in the entity as of the closing date. All activities, systems and industry knowledge will be taken over by VBI management.
(i)On November 1, 2023, the Group acquired control of Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management S.A. (“PAM") by acquiring 50.74% of the beneficial interest of the entity (refer to note 29).
(j)On November 3, 2023, the Group completed the acquisition of Move Capital S.A. and Morc Gestora de Recursos de Crédito Ltda. renamed to VBI Capital Ltda. (collectively, “Move”), subsidiaries of the Group for US$ 1.8 million (BRL 8.85 million) to be settled equally between non-controlling interest shareholders of VBI and the Group. Fifty percent of the purchase price was settled on closing with the remaining balance being due on the twelfth month following the closing and subject to adjustment per the purchase agreement after satisfying reorganization terms and conditions per the purchase agreement. The entities acquired are asset management companies. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its real estate investment fund representing substantially all of the fair value of the gross assets acquired.
    The transaction includes the payment of a second installment of US$ 1.8 million (BRL 8.85 million adjusted for CDI – Brazilian interbank deposit rate) within 12 months of the closing date (note 10(c)), subject to certain conditions precedent, more particularly, a specific corporate reorganization involving More Invest Gestora de Recursos Ltda. The conditions need to be completed prior to completion of the second installment.
(k)The domicile of the entity was changed to the Cayman Islands.
6Cash and cash equivalents

	2023	2022

Cash at bank and on hand	12,029	21,372
Short-term deposits (a)	3,934	3,379
Shares of mutual funds (a)	87	1,768
Cash and cash equivalents	16,050	26,519

(a)Short-term deposits and shares of mutual funds are cash equivalents held for the purposes of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.
7Client funds on deposit and client funds payable

	2023	2022

Client funds on deposit	13,848	22,490
Other receivables from clients (a)	3,207	1,149
Client funds on deposit and other receivables	17,055	23,639

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2023	2022

Client funds payable (a)	17,055	23,639
Client funds payable	17,055	23,639

(a)Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.
8Accounts receivable
Amounts receivable from customers relate to management, incentive, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the years presented in these consolidated financial statements.

	2023	2022

Current (a)	127,363	125,405
Non-current (b)	14,900	6,254
Accounts receivable	142,263	131,659

(a)Current balances include overdue postponed collections of management fees of US$ 86.7 million (US$ 16.0 million for the current year of which US$ 11.5 million was renegotiated during June 2023 and US$ 70.7 million related to prior years management fees renegotiation but overdue as of December 31, 2023) related to PBPE Fund IV (Ontario), L.P. (“PBPE Fund IV”) and Patria Real Estate III. The renegotiations and postponement of these collections commenced in prior years and the management fees were recognized as receivable in prior years. The table below reflects the original billing dates and when revenue from management fees were recognized. These relate to management past fees due and uncollected because of the Group’s decision to postpone the collection of certain investment funds billed fees. All renegotiated and postponed balances as of December 31, 2023 are expected to be recovered over the next twelve months subject to the timing of the realization of underlying investment fund assets and based on the estimated cash needs of the investment funds over the next twelve months. Management has evaluated and concluded that no allowances for uncollectible accounts needs to record supported by contracts and commitments of the investors of the funds, and based on the fact that the funds have significant investments to be realized that will generate cash in order to settle the outstanding balances with the Group.

Fund Structure	Overdue balance as of December 31, 2023	Year Revenue recognized (millions)

PBPE Fund IV	US$ 77.3 million	2023: US$ 13.2
2022: US$ 18.1
Patria Real Estate III	US$ 9.4 million	2023: US$ 2.5
2022: US$ 5.7

(b)Non-current balances as of December 31, 2023 are mainly performance fees receivable from Patria Infrastructure Fund III in 2026 of $ 9.3 million, and a receivable from Patria Private Equity Fund V (“PE V”) as disclosed under long term investments in note 12 (b). No interest is charged and the impact of the present value adjustment using the effective interest rate method at the date of initial recognition is not material.
9Project advances

	2023	2022

Current	17,614	5,693
Non-current	1,972	947
Project advances	19,586	6,640
Project advances represent recoverable advances relating to the development process of new investment funds or to the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

10Other assets

	2023	2022

Advances to employees	2,671	2,585
Prepaid expenses (a)	6,081	3,806
Intangible asset acquisition rights (c)	1,886	—
Other current assets	1,143	462
Other current assets	11,781	6,853
Prepaid expenses (a)	266	95
Unamortized debt issuance costs	1,235	—
Deposit/guarantee on lease agreements (b)	2,012	1,782
Other non-current assets	285	71
Other non-current assets	3,798	1,948

(a)Prepaid expenses are composed mainly of IT services paid in advance, such as renewal of licenses and technical support services. These items will be recorded as general and administrative expenses in the period they are related to.
(b)Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.
(c)Includes the right to acquire additional portfolio management contracts as a result of the acquisition of Move Capital S.A. (note 5(j))
11Recoverable Taxes

	2023	2022

Income tax recoverable	3,846	5,259
Other recoverable taxes	168	413
Recoverable Taxes	4,014	5,672
Recoverable taxes consist mainly of income taxes charged in Brazil and Chile and paid in advance.
12Investments
a.Short-term investments

	2023	2022

Securities (a)	17,154	45,544
Investments held in trust account (b)	187,356	240,311
Short-term investments	204,510	285,855

(a)Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Long-term investments

	2023	2022

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	18,707	14,777
Lavoro Agro Limited (b)	20,166	—
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	8,917	9,463
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	2,139	4,427
Patria Infra Energia Core FIP EM Infraestrutura	4,088	4,184
Simba Fundo De Investimento Multimercado	1,038	—
Other investments	2,680	2,406
Long-term investments	57,735	35,257

    Some investments in securities are expected to be maintained until the investment funds' respective termination dates and are measured at FVTPL. As of December 31, 2023, the Group's ownership interest in each of these investments (excluding interest owned indirectly through investment funds in note (a) and (c) below) range from 0.00005% to 5.78%. (December 31, 2022: 0.00006% to 13.2%). Refer to note 30(b) for reconciliation of movements in fair value for level 3 instruments.
(a)Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia is a fully owned investment fund that solely includes a late-stage venture capital investment as part of the Group’s growth equity strategy. As of December 31, 2023, this fund has an investment interest of 26.1% (December 31, 2022: 22.1%) in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education platform and a crowdfunding platform for startups. The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.
(b)The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$8.2 million. Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs in Latin America.
    These performance fees were crystallized in conjunction with the IPO of Lavoro. The limited partner of the fund and Patria agree that as a consequence of successful completion of the transaction, part of performance fee was crystallized through Lavoro shares to Patria (total amount of US$15.5 million). The investment fund also agreed to cover the spread between US$3.50 and US$10 per share on the future sale of the shares by the Group. As of December 31, 2023, the receivable from the investment fund amounts to US$3.5 million for the commitment to cover the spread.
(c)The Group has committed approximately 24% of the capital of KMP Growth Fund II (December 31, 2022: 64%). As of December 31, 2023, KMP Growth Fund II held a direct 9.5% interest in portfolio company (December 31, 2022: 10%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company (December 31, 2022: 10%), an indirect 28.23% interest in portfolio company Zenklub Serviços Ltda (December 31, 2022: —%) and 22.35% indirect interest in portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2022: —%). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.
(d)An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (5.78% of the net asset value as of December 31, 2023 and 13.2% as of December 31, 2022), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.
(e)Following is the breakdown of long-term investments by region:

	2023	2022

Brazil	55,930	33,490
Other	1,805	1,767
Balance	57,735	35,257
Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.Investments in associates
Below is information on the Group in respect of investments in associates as of December 31, 2023 and December 31, 2022, the country of incorporation or registration is also their principal place of business, and the proportion of ownership interest is the same as the proportion of voting rights held.

	December 31, 2022	Changes in Equity	Equity in earnings	Associate derecognized	Other comprehensive income	December 31, 2023

Equity-accounted method
Investment in associate (a)	7,977	528	(753)	(6,931)	90	911

	December 31, 2021	Changes in Equity	Equity in earnings	Additions	Other comprehensive income	December 31, 2022

Equity-accounted method
Investment in associate	—	223	(2,351)	10,004	101	7,977
The share of profits/(losses), brand and non-contractual customer relationship amortization for the years ending December 31, 2023 and 2022 include the impact from Kamaroopin, previously recognized as an investment in associate up until control was acquired on April 12, 2023 (note 29).

Share of equity-accounted earnings
	2023	2022

Non-contractual customer relationships amortization	(572)	(2,115)
Brand amortization	(9)	(35)
Share of profits or (losses) from associates	(172)	(201)
Total	(753)	(2,351)

*        Amortization on identifiable intangible assets acquired from investments with significant influence are included in share of equity-accounted earnings in the Group’s consolidated income statement.
(a)Associate is composed of a single investee:
    Uliving Holding S.A. incorporated in Brazil (41.25% of the total and voting capital as of December 31, 2023 and 36.7% as of December 31, 2022) is an associate of VBI and its main economic activity is the holdings of non-financial institutions.
d.Derivative financial instruments
The fair value of derivative financial instruments, comprised of forwards, warrants and options is determined in accordance with the following criteria:
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
Forward exchange contracts
The Group has previously entered into forward exchange contracts to protect against changes in future cash flows and exchange rate variation of net investments in foreign operations known as Non-Deliverable Forward (“NDF”) contracts. As of December 31, 2023 (see table 12.d.1 with the composition of the derivative financial instrument portfolio for December 31, 2022) there are no open forward exchange contracts.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

VBI – option arrangements
The business combination with VBI (as disclosed in note 29), includes a call and put option arrangement (collectively “VBI Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI. The exercise price will be equal to a pre-determined formula based on the value of VBI’s fee earning assets under management on the exercise date and adjusted for interest.
The Group has no obligation to exercise the VBI call option and can exercise at its discretion in accordance with the VBI call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares.
In addition, the Group granted a put option arrangement (“VBI put option”) to the non-controlling shareholders of VBI that is linked to the second stage of the business combination. It is exercisable at specified future dates (see below) at the discretion of the non-controlling shareholders and upon expiry of the VBI call option mentioned above. The financial implications of the VBI put option are disclosed under note 20 (d) recognized at the present value of the expected redemption amount payable. The maturity profile of the VBI Option arrangements is detailed below:
–The VBI call option and VBI put option (after amendment of the shareholders agreement in 2023) shall only be exercisable between the second anniversary of the acquisition closing date (inclusive) and the third anniversary date of the acquisition closing date (inclusive).
The non-controlling shareholders currently have all the economic benefits associated with ownership of shares representing non-controlling interest.
Igah IV – option arrangements
The business combination with Igah IV (as disclosed in note 29), includes a call and put option arrangement (collectively “Igah Option arrangements”) with the selling shareholders, exercisable at specified future dates and linked to acquiring the remaining interest in Igah IV. The selling shareholders of Igah IV granted to the Group a call option arrangement (“Igah call option”) which includes the right for the potential acquisition of the remaining interest of Igah IV. The exercise price will be equal to a pre-determined formula based on the value of Igah IV’s fundraising activity until the investments fund’s final closing and firm commitments on the exercise date and adjusted for interest and dividends. From the acquisition date, the selling shareholders of Igah IV are entitled to any dividends from the Company’s Class A common shares that the selling shareholders will receive in connection with the settlement of the Igah Option arrangements (note 29).
The Group has no obligation to exercise the Igah call option and can exercise at its discretion in accordance with the Igah call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
The One Real Estate Investment Fund – option arrangements
Call options were acquired from certain shareholders of The One Real Estate Investment Fund, a real estate investment fund. The call options provide the Group with the right to acquire a non-controlling interest in the real estate investment fund. The call options are exercisable from June 2024.
SPAC – warrant liabilities
On March 14, 2022 PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to PLAO of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.
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
The SPAC Class A Ordinary Shares and Warrants comprising the Units began separate trading on the 52nd day following the date of PLAO’s IPO. As of December 31 2023 and December 31, 2022, 11,500,000 Warrants were in issue by PLAO. In addition, if the SPAC sponsor makes any working capital loans, it may convert those loans into a maximum of 1,500,000 additional private placement warrants, at the price of $1.00 per warrant.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

12.d.1 Derivative financial instrument portfolio composition
Below is the composition of the derivative financial instrument portfolio (assets and liabilities) by type of instrument, fair value and maturity as of December 31, 2023 and December 31, 2022.

Derivative financial instruments	December 31, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
The One Real Estate Investment Fund call options	11,282	310	10	—	310	—
VBI Call option	86,944	2,896	90	—	2,896	—
Total	98,226	3,206	100	—	3,206	—

Liabilities
Warrants	132,250	321	100	—	321	—
Total	132,250	321	100	—	321	—

Derivative financial instruments	December 31, 2022
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
VBI Call option	86,698	6,322	100	—	—	6,322
Total	86,698	6,322	100	—	—	6,322

Liabilities
Warrants	132,250	1,011	96	—	1,011	—
Forward exchange contracts	4,210	42	4	42	—	—
Total	136,460	1,053	100	42	1,011	—

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13Property and equipment

	2023
Changes in cost	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,734	88	(3)	—	49	1,868
Building improvements	11,259	5,283	(171)	—	288	16,659
Office equipment	5,354	499	(167)	19	278	5,983
Right-of-use assets (a)	18,122	2,003	(143)	—	347	20,329
Total - Cost of fixed assets	36,469	7,873	(484)	19	962	44,839

	2023
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,161)	(144)	2	—	(31)	(1,334)
(-) Building improvements	(4,516)	(953)	176	—	(197)	(5,490)
(-) Office equipment	(3,332)	(631)	155	(4)	(173)	(3,985)
(-) Right-of-use assets (a)	(2,833)	(3,019)	31	—	(24)	(5,845)
Total - Accumulated depreciation	(11,842)	(4,747)	364	(4)	(425)	(16,654)
Property and equipment, net	24,627	3,126	(120)	15	537	28,185

	2022
Changes in cost	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,434	224	—	53	23	1,734
Building improvements	7,460	3,661	—	238	(100)	11,259
Office equipment	3,561	1,554	—	150	89	5,354
Right-of-use assets (a)	12,624	9,739	(4,730)	521	(32)	18,122
Total - Cost of fixed assets	25,079	15,178	(4,730)	962	(20)	36,469

	2022
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(162)	—	(53)	(27)	(1,161)
(-) Building improvements	(3,559)	(828)	—	(71)	(58)	(4,516)
(-) Office equipment	(2,724)	(430)	—	(99)	(79)	(3,332)
(-) Right-of-use assets (a)	(4,469)	(2,405)	4,442	(200)	(201)	(2,833)
Total - Accumulated depreciation	(11,671)	(3,825)	4,442	(423)	(365)	(11,842)
Property and equipment, net	13,408	11,353	(288)	539	(385)	24,627

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2021
Changes in cost	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	726	96	(6)	—	677	(59)	1,434
Building improvements	2,997	1,055	(21)	88	3,625	(284)	7,460
Office equipment	2,249	400	(4)	10	1,105	(199)	3,561
Right-of-use assets (a)	4,183	3,309	(97)	—	5,571	(342)	12,624
Total - Cost of fixed assets	10,155	4,860	(128)	98	10,978	(884)	25,079

	2021
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(422)	(77)	1	—	(460)	39	(919)
(-) Building improvements	(2,070)	(302)	14	—	(1,386)	185	(3,559)
(-) Office equipment	(1,856)	(203)	2	—	(844)	177	(2,724)
(-) Right-of-use assets (a)	(1,988)	(1,201)	58	—	(1,519)	181	(4,469)
Total - Accumulated depreciation	(6,336)	(1,783)	75	—	(4,209)	582	(11,671)
Property and equipment, net	3,819	3,077	(53)	98	6,769	(302)	13,408

(*) CTA – Cumulative translation adjustment
As of December 31, 2023, 2022 and 2021 there was no indication that any of these assets were impaired.
(a)    The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 20 (a)).
(b)    Following is the breakdown of the total Property and equipment assets by region:

	2023	2022

Brazil	9,481	8,580
Cayman Islands	3,877	1,350
Chile	7,702	7,933
Colombia	1,144	—
United Kingdom	1,754	2,071
United States of America	3,689	3,995
Other	538	698
Balance	28,185	24,627
Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14Intangible assets and goodwill

	2023
Changes in costs	Opening balance	Additions	Disposals	Transfer	Acquisition of subsidiaries	CTA(*)	Closing Balance

Placement agents (a)	42,148	6,598	(3,308)	—	—	603	46,041
Contractual rights (b)	44,156	10,473	—	—	30,911	2,552	88,092
Non-contractual customer relationships (c)	110,591	—	—	—	10,560	(356)	120,795
Software	3,515	992	(3)	—	—	60	4,564
Brands (c)	19,075	—	—	—	868	(119)	19,824
Goodwill (d)	276,819	—	—	—	34,332	23	311,174
Total - Cost of intangible assets	496,304	18,063	(3,311)	—	76,671	2,763	590,490

	2023
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Acquisition of subsidiaries	CTA(*)	Closing Balance

(-) Placement agents (a)	(32,503)	(1,931)	3,308	—	—	(118)	(31,244)
(-) Contractual rights (b)	(36,577)	(3,123)	—	—	—	6	(39,694)
(-) Non-contractual customer relationships (c)	(10,653)	(12,970)	—	—	—	385	(23,238)
(-) Software	(1,539)	(793)	—	—	—	(42)	(2,374)
(-) Brands (c)	(3,511)	(3,553)	—	—	—	136	(6,928)
Total - Accumulated amortization	(84,783)	(22,370)	3,308	—	—	367	(103,478)
Intangible assets, net	411,521	(4,307)	(3)	—	76,671	3,130	487,012

	2022
Changes in costs	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance

Placement agents (a)	36,804	5,263	(50)	—	—	131	42,148
Contractual rights (b)	44,156	—	—	—	—	—	44,156
Non-contractual customer relationships (c)	84,705	—	—	335	25,366	185	110,591
Software	1,848	1,273	—	—	264	130	3,515
Brands (c)	15,428	—	—	—	3,617	30	19,075
Goodwill (d)	242,891	—	—	(335)	34,025	238	276,819
Total - Cost of intangible assets	425,832	6,536	(50)	—	63,272	714	496,304

	2022
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Placement agents (a)	(30,996)	(1,442)	—	—	—	(65)	(32,503)
(-) Contractual rights (b)	(34,051)	(2,526)	—	—	—	—	(36,577)
(-) Non-contractual customer relationships (c)	(785)	(9,773)	—	—	—	(95)	(10,653)
(-) Software	(839)	(410)	—	—	(264)	(26)	(1,539)
(-) Brands (c)	(253)	(3,228)	—	—	—	(30)	(3,511)
Total - Accumulated amortization	(66,924)	(17,379)	—	—	(264)	(216)	(84,783)
Intangible assets, net	358,908	(10,843)	(50)	—	63,008	498	411,521

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2021
Changes in costs	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance

Placement agents (a)	36,896	—	—	—	—	(92)	36,804
Contractual rights (b)	44,156	—	—	—	—	—	44,156
Non-contractual customer relationships (c)	—	—	—	—	85,954	(914)	85,040
Software	1,313	292	(407)	324	397	(71)	1,848
Brands	—	—	—	—	15,598	(170)	15,428
Goodwill (d)	—	—	—	—	244,032	(1,476)	242,556
Total - Cost of intangible assets	82,365	292	(407)	324	345,981	(2,723)	425,832

	2021
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Placement agents (a)	(28,915)	(2,148)	—	—	—	67	(30,996)
(-) Contractual rights (b)	(30,428)	(3,623)	—	—	—	—	(34,051)
(-) Non-contractual customer relationships (c)	—	(785)	—	—	—	—	(785)
(-) Software	(665)	(164)	407	(422)	(39)	44	(839)
(-) Brands	—	(253)	—	—	—	—	(253)
Total - Accumulated amortization	(60,008)	(6,973)	407	(422)	(39)	111	(66,924)
Intangible assets, net	22,357	(6,681)	—	(98)	345,942	(2,612)	358,908

As of December 31, 2023, 2022 and 2021, there was no impairment indication for any of these assets.
(a)    Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.
    The remaining balance, as of December 31, 2023, is expected to be amortized as shown below:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total

Placement agent fees	2,571	2,454	1,860	1,858	1,796	1,139	1,139	1,139	841	14,797
    The remaining balance, as of December 31, 2022, was expected to be amortized as shown below:

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total

Placement agent fees	1,740	1,636	1,518	725	725	707	702	702	702	488	9,645
Contractual rights refer to:
(b)    contractual rights from investment funds recognized from the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ending December 31, 2023. As of December 31, 2022 contractual rights related to the management of the investment fund, Infrastructure GP II, Ltd. and Infrastructure III SLP, Ltd. These rights were recorded as a result of the acquisition of control of the P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015 from Promon International Inc.

Inputs to determine fair value of Blue Macaw, Bari, Move and PAM contractual rights
	Blue Macaw	Bari	Move	PAM

Country	Brazil	Brazil	Brazil	Colombia
Forecast period	April 3, 2023 – December 31, 2031	September 1, 2023 – December 31, 2031	October 1, 2023 – February 28, 2032	November 1, 2023 – December 31, 2032
Consumer price index	2%-4.52%	2.06%-3.05%	2.55%-3.65%	2.5% - 6.3%
IPCA – Broad National Consumer Price Index	4%-5.96%	3.5%-4.92%	3.5%-4.6%	—
Selic/Brazilian federal funds rate	8.75%-112.75%	8.5%-11.75%	9.39%-11.86%	—
GDP	—	—	—	1%-4.9%

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amortization period
Intangible asset	P2 Group	Blue Macaw	Bari	Move	PAM

Contractual rights	8-12 years	3-20 years	17 years	17 years	25 years
(c)    Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin, acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin

Non-contractual customer relationships	9 years	29 years	3 years	5 years
Brands	5 years	8 years	—	8 years
(d)    The goodwill recognized on the acquisition of Moneda, Igah, Hanuman and Patria Asset Management are not deductible for tax purposes. The goodwill recognized of VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is a merger with the acquired company. It remains unrecognized until the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit. The deferred tax asset will be established taking into account the impact from local tax laws and regulations in the countries were the acquired companies operate following the merger.
(e)All goodwill recognized during 2023 relates to business combination transactions of which the recoverable amount of acquired entities based on value in use. Key assumptions to determine the value in use includes discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.
    There were no significant changes to assumptions between acquisition dates for Kamaroopin (April 12, 2023) and Patria Asset Management (“PAM”) (November 1, 2023) and December 31, 2023. The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. No impairment losses on goodwill have been recognized in the current and prior year based on determining recoverable amount based on value-in-use.

Inputs to Moneda impairment test
	2023	2022

Forecast period	January 1, 2024 – December 31, 2028	January 1, 2023 - December 31, 2028
Annual inflation rate – Chile	5%	3%
Annual inflation rate – United States of America	5%	2%
USD/CLP average exchange rate	850	815 – 830
Discount rate range	13.4%	12.1% - 13.7%
Tax rate	27% to 35%	27% to 35%

2023 - Inputs to VBI and Igah impairment test
	VBI	Igah

Forecast period*	January 1, 2024 – December 31, 2028	January 1, 2024 – December 31, 2028
Annual inflation rate – Brazil	5%	5%
Discount rate	18.0%	17.6%
Tax rate	34%	34%

*Actual performance data was included in the forecast period for goodwill impairment testing to enhance accuracy and reflect historical consistency.

2022 - Inputs to determine fair value goodwill on acquisition
	VBI	Igah

Forecast period*	July 1, 2022 – December 31, 2029	January 1, 2023 – December 31, 2030
Annual inflation rate – Brazil	3.3%- 8.1%	1.9% - 8.1%
Discount rate	11.8%	15.31%
Tax rate	34%	34%

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

For the year ending December 31, 2023, goodwill was recognized from acquiring control of Kamaroopin and Patria Asset Management (“PAM”) according to the following inputs:

2023 - Inputs to determine fair value of Kamaroopin and PAM goodwill
	Kamaroopin Ltda and Hanuman	Patria Asset Management

Forecast period	April 12, 2023 - December 31, 2031	November 1, 2023 – December 31, 2032
Annual inflation rate – Brazil	4.00% - 5.96%	—
Annual inflation rate – Colombia	—	2.5% - 6.3%
Annual inflation rate – United States of America	1.97% - 3.84%	2.0% – 2.9%
Discount rate	15.9% - 18.8%	16.2% - 18.9%
Tax rate	34%	35%
During the three-month period ended March 31, 2023, the provisional purchase price allocation for the acquisition of VBI and Igah was updated during the measurement period. As a result of adjustments made to the purchase consideration to the fair value of preferred dividends payable and the fair value of Igah Option arrangements, the carrying amount of goodwill was increased (as disclosed in note 29).
Goodwill from acquisitions of subsidiaries and adjustments during measurement period are composed of the following during the year ending December 31, 2023:

Acquisition	December 31, 2022	Twelve-month period ending December 31, 2023	Total goodwill acquired

VBI	15,474	1,966	17,440
Igah	18,551	2,455	21,006
Kamaroopin	—	16,473	16,473
Patria Asset Management (formerly Gestoría Externa de Portafolios S.A.)	—	13,438	13,438
Balance	34,025	34,332	68,357
(f)     The following reflects the composition of goodwill as of December 31, 2023 (including the effects of CTA) included in intangible assets allocated per acquisition:

	2023	2022

Moneda	239,879	242,508
VBI	19,143	15,760
Igah	21,106	18,551
Kamaroopin	16,742	—
Patria Asset Management	14,304	—
Balance	311,174	276,819

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(g)     The following is the breakdown of intangible assets by region:

	2023	2022

Brazil*	66,476	43,762
Cayman Islands	242,385	224,486
Colombia***	47,224	—
Chile **	120,842	132,520
United States of America	10,082	10,747
Other	3	6
Balance	487,012	411,521

    Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.
*Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI and Kamaroopin.
**    Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.
***    Goodwill and fair value adjustments to assets and liabilities allocated to Colombia includes the impact from acquisition of Patria Asset Management (“PAM”).
15Personnel and related taxes payable

	2023	2022

Personnel and related taxes	2,393	3,280
Accrued vacation and related charges	2,810	2,563
Employee profit sharing (a)	23,569	20,321
Officers’ fund (note 31 (b))	—	912
Personnel and related taxes payable - current liabilities	28,772	27,076
Officers’ fund (note 31 (b))	—	350
Strategic bonus (b)	2,946	1,374
Personnel - non-current liabilities	2,946	1,724

(a)The Group recognizes a provision for payment of equity incentive program to employees, according to conditions approved by management, which is recorded as personnel expenses in the consolidated income statement. An amount of US$ 20,321 was paid in February 2023. The balance on December 31, 2023 of US$ 23,569 was fully settled by February 28, 2024. The settlement includes estimated equity compensation (US$ 11.7 million) in the form of Class A common shares to be issued to key management in lieu of cash compensation.
(b)The Group delivers a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective to retain key or strategic employees and provide alignment between employees and clients with settlement expected in 2026.
16Taxes payable

	2023	2022

Taxes on revenues	1,738	275
Income taxes	1,872	445
Other taxes payable	292	158
Taxes payable	3,902	878

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

17Other liabilities

	2023	2022

Suppliers	4,808	3,256
Lease liabilities (a)	3,014	2,243
Dividends payable (b)	2,040	2,085
Other current liabilities	203	68
Other current liabilities	10,065	7,652
Lease liabilities (a)	12,822	13,851
Other non-current liabilities	202	283
Other non-current liabilities	13,024	14,134

(a)The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago and São Paulo as disclosed in note 20.
(b)Dividends payable to the previous owners of VBI prior to acquisition by the Group that remain payable on December 31, 2023.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

18Deferred taxes

Deferred tax assets	December 31, 2020	(Charged)/credited		December 31, 2021	(Charged)/credited		December 31, 2022	(Charged)/credited		December 31, 2023
		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA

Derivative options (a)	—	—	—	—	6	—	6	10,326	311	10,643
Employee profit sharing provision and other personnel accruals (b)	1,945	1,623	430	3,998	603	168	4,769	(1,675)	155	3,249
Deferred tax on intangible assets from business combination	—	—	—	—	770	6	776	952	90	1,818
Management fee provision	391	(359)	(32)	—	—	—	—	—	—	—
Business combination – earnout	—	—	—	—	191	—	191	420	28	639
Tax losses	—	—	—	—	78	(3)	75	(54)	5	26
Tax on Accrual for expenses	—	107	1	108	(92)	25	41	(28)	2	15
Tax depreciation of fixed assets	—	(52)	(223)	(275)	(248)	(35)	(558)	249	1	(308)
Deferred tax on performance fees - IFRS 15	—	(40)	(83)	(123)	(3,164)	(294)	(3,581)	3,138	(182)	(625)
Gain from bargain purchase	—	6	(164)	(158)	15	1	(142)	36	(1)	(107)
Impact of IFRS 16	(185)	58	34	(93)	274	(5)	176	(4)	2	174
Other	2	(32)	19	(11)	2	5	(4)	(44)	(4)	(52)
Net deferred tax assets	2,153	1,311	(18)	3,446	(1,565)	(132)	1,749	13,316	407	15,472

(a)Deferred tax on temporary differences from fair value movements of VBI Option arrangements as a result of changes in unobservable inputs impacting the fair value of the VBI Option arrangements to exercise in order to acquire the non-controlling interest of VBI in accordance with the pre-determined inputs of the VBI Option arrangements. The impact from the movements in fair value impacting deferred tax are derived from the fair value adjustments booked in a Brazilian tax jurisdiction for the subsidiary of the group holding both VBI Option arrangements and measured at fair value at the Brazilian subsidiary level which has no control over VBI. The difference in measurement basis between subsidiary and consolidated level is due to control existing only at the consolidated level and consequently there is a deferred tax asset impact arising from unrealized losses on the VBI put option.
(b)Deferred tax on temporary differences in the provision for employee profit-sharing.
19Provisions and contingent liabilities
For the years covered by these financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.
Taxes
In 2017 and 2018, the Company's subsidiaries Patria Investimentos Ltda. ("PILTDA") and Patria Infraestrutura Gestão de Recursos Ltda. ("PINFRA"), became involved in administrative proceedings to defend the exemption of municipal tax over services ("ISS"). In 2019 Municipality of São Paulo obtained a favorable judgment; however, these administrative proceedings gave rise to judicial lawsuits, for which decisions are still pending. PINFRA was subsequently merged into PILTDA on September 30, 2020. As of December 31, 2023, management assisted by external legal counsel assessed the risk of loss relating to these lawsuits as possible and estimated the potential loss for PILTDA as US$ 3,133 (US$ 2,602 as of December 31, 2022) and for PINFRA as US$ 3,452 (US$ 2,842 as of December 31, 2022). As of March 22, 2022, PILTDA was notified of additional administrative proceedings related to the exemption of ISS between 2017 and 2019. Management, assisted by external legal counsel, assessed the risk of loss relating to these additional lawsuits as possible and evaluated the additional potential loss for PILTDA as US$4,390 as of December 31, 2023 (US$ 3,623 as of December 31, 2022).

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

During January 2020, PILTDA received infraction notices for an amount as of December 31, 2023 of approximately US$ 6,585 (US$ 5,578 as of December 31, 2022) related to taxes on gross revenue and an amount of approximately US$ 2,512 (US$ 2,148 as of December 31, 2022) related to labor taxes, for which external legal counsel assessed the risk of loss relating to these lawsuits as possible.
20Commitments
The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.
a.Lease commitments
The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago and São Paulo. The Consolidated Statement of Financial Position and the Consolidated Income Statement discloses the following amounts relating to leases:
Amounts recognized in the Consolidated Statement of Financial Position

	2023	2022

Right-of-use assets	20,329	18,122
(-) Depreciation of right-of-use assets	(5,845)	(2,833)
Right-of-use assets	14,484	15,289
Lease liabilities (current)	3,014	2,243
Lease liabilities (non-current)	12,822	13,851
Lease liabilities	15,836	16,094
Amounts recognized in the Consolidated Income Statement

	2023	2022	2021

Depreciation of right-of-use assets	(3,019)	(2,405)	(1,201)
Interest on lease liabilities	(1,243)	(1,807)	(1,022)
Principal paid	(2,434)	(1,652)	(832)
Refer to note 30 liquidity risk disclosures for maturity analysis on lease contracts.
Refer to note 31 for disclosures on leases with a related party.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Consideration payable on acquisition
The following table reflects consideration payable from acquisition transactions

	2023	2022

Deferred consideration payable – Moneda (i)	48,710	15,889
Consideration payable on acquisition – Igah (iv)	—	4,771
Consideration payable on acquisition – Bari	3,570	—
Consideration payable on acquisition – Move	1,886	—
Consideration payable on acquisition – VBI (iii)	2,553	11,792
Consideration payable on acquisition - Bancolombia	1,348	—
Consideration payable on acquisition - Kamaroopin (ii)	1,020	735

Current liabilities – consideration payable on acquisition	59,087	33,187

Consideration payable on acquisition - Bancolombia	24,652	—
Deferred consideration payable (i) – Moneda	—	10,592
Contingent consideration payable on acquisition – Moneda (note 30(b))	—	12,891
Contingent consideration payable on acquisition – VBI (note 30(b))	11,053	9,072
Consideration payable on acquisition - Kamaroopin (ii)	—	859
Contingent consideration payable on acquisition – Kamaroopin (note 30(b))	7,148	—

Non-current liabilities – consideration payable on acquisition	42,853	33,414

(i)The Moneda business combination transaction included US$ 58.7 million on acquisition date expected to be paid to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services was subject to a time vesting period up until December 1, 2023 and December 1, 2024, and payable in two equal installments in cash. On December 4, 2023, an amendment to the transaction purchase agreement for Moneda was concluded to settle the first instalment due in the Company’s Class A common shares rather than cash for strategic liquidity purposes.
    This expense is recognized as a compensation expense as the employees render services and is not part of the Purchase Price Allocation. For the years ending December 31, 2023 and 2022, deferred consideration expenses in the Group’s Consolidated Income Statement were as a result of the following:

	2023	2022	2021

Moneda	(22,229)	(24,444)	(2,037)
Blue Macaw (note 5(e))	(732)	—	—
Total deferred consideration	(22,961)	(24,444)	(2,037)

(ii)Consideration payable for the acquisition of the first tranche of Kamaroopin (when acquired as an associate of the Company in 2022) will be paid in the next 12 months.
(iii)The consideration payable to VBI is indexed to interbank interest rates (CDI) in Brazil as per the terms of the acquisition agreement. The liability includes the second installment payable to selling shareholder of VBI and a preferred dividend payable to the preferred shareholders of VBI, determined in accordance with the terms of the acquisition agreement.
(iv)Consideration payable for the acquisition of Igah per terms of the purchase agreement consisting of equity consideration in common shares net of dividends in relation to the total Class A common shares issued (included as part of the consideration transfer to sellers of Igah per note 29).
(v)Cash Settlements during the year ending December 31, 2023 and 2022 includes:

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Description	2023	2022

Acquisition payable - Moneda	—	(16,437)
Acquisition payable - Kamaroopin	(998)	—
Acquisition payable - VBI	(13,686)	—
Total acquisition payables paid	(14,684)	(16,437)

Deferred consideration paid – Blue Macaw (note 5(e))	(732)	—

    Amounts in relation to Blue Macaw refer to the exercise of a pre-agreed purchase option for an additional stake in a recently acquired asset (note 5(e)). This option, referred to as Option 1, was part of the initial acquisition agreement and does not have any performance conditions attached. The expense is recognized as deferred consideration in the Group’s audited Consolidated Income Statement due to its non-routine nature and indirect association with a strategic asset acquisition.
(vi)Non-cash (Class A common shares of the Company) settlements during the year ending December 31, 2023 and 2022

Description	2023	2022

Acquisition payable – Igah	(5,385)	—
	(5,385)	—
c.SPAC commitments liability
The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash at the earliest of (i) upon the completion of PLAO’s initial business combination or (ii) 15 months or up to 21 months (if extended) from the closing of the IPO transaction.
The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of December 31, 2023 was US$ 187.36 million (December 31, 2022: US$ 234.1 million). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the statement of income.
Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares to subsequently accrete the SPAC’s Class A Ordinary Shares to redemption value. Transaction costs include US$ 4.6 million in upfront underwriting commissions deducted from the SPAC’s IPO proceeds and US$16.8 million in other offering costs which were expensed ($6.2 million and $10.6 million for the years ending December 31, 2023 and 2022 respectively).
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and has no impact on the Group’s consolidated cash flow statement during the period which will be settled upon any redemptions:

Commitment subject to possible redemption

Balance at December 31, 2021	—
Commitment subject to possible redemption raised	220,458
IPO expenses - SPAC	10,325
Interest earned on trust account	3,362
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	6,166
Interest earned on trust account	10,109
Deposits	2,100
Redemptions (note 5(a))	(65,164)
Balance at December 31, 2023	187,356
d.Gross obligation under put option
i.VBI –Option arrangements
The business combination with VBI (as disclosed in notes 12(d) and 29), included VBI Option arrangements with the non-controlling shareholders, exercisable at specified future dates.
The measurement of the put option liability is based on the expected gross redemption amount payable from exercising the VBI Option arrangements and discounting to the present value on acquisition date which is also included under non-controlling interest in the Consolidated Statement of Changes in Equity. The fair value of the underlying business is calculated using a discounted cash flow analysis based on the relevant Group’s subsidiary budgeted cash flows and forecasts. The estimate takes into consideration the projected AUM of VBI during periods when the VBI Option arrangements can be exercised. Accordingly, the measurement of the put option liability is subject to significant estimation uncertainty.
Other assumptions used by the Group when determining the gross obligation under a put option liability are closely linked to the broader market expectations in the real estate industry and the budgeted cash flows and forecasts of the entities acquired. The financial liability is recorded at amortized cost after recognition and is subject to annual review of estimated redemption amount.
As of December 31, 2023, the gross obligation had a present value of US$ 81.6 million (December 31, 2022: US$ 65.5 million with acquisition date present value of US$ 60.9 million). The value of the premium received from non-controlling interest shareholders for the VBI put option amounted to US$ 5.4 million resulting in US$ 55.5 million recorded within non-controlling interest at acquisition date.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

In addition, the selling shareholders of Igah IV are entitled to any dividends from the acquisition date because of equity consideration using Class A common shares to settle the Igah Option arrangement.
Other assumptions contained in the discounted cash flow analysis as of December 31, 2023 used by the Group when determining the gross obligation under a put option liability are closely linked to the broader market expectations in the private equity and venture capital industry and the budgeted cash flows and forecasts of the entities acquired – refer to note 29(d) regarding anticipated acquisition method used to consolidate Igah into the Group. The financial liability is recorded at amortized cost after recognition.
Movements during the year on the Group’s gross obligation under the VBI put option and the Igah put option are detailed below.

Purchase commitments for minority interests shares
	Note	VBI	Igah IV	Total

Balance at December 31, 2022		65,544	7,884	73,428
Cumulative translation adjustment		5,377	—	5,377
Purchase price allocation adjustments		—	2,455	2,455
Gross obligation adjustments	25(b)	10,667	999	11,666
Balance at December 31, 2023		81,588	11,338	92,926
e.Long-term borrowings
On September 1, 2023, Patria Finance Limited (the “Borrower”), a subsidiary of the Group entered into an unsecured loan agreement with Banco Santander, S.A. (the “Lender”) for a total amount of US$ 100 million (the “Loan Facility”). The Loan Facility is guaranteed by the Company and is subject to certain covenants.
As of December 31, 2023, the outstanding balance of the credit facility is nil with a remaining US$ 75 million financing to draw on until the first anniversary of the closing of the Loan Facility.
The loan agreement includes covenants related to the AUM and total debt to fee related earnings ratio of the Company as guarantor.
The transaction costs associated with this loan include a commitment fee applicable for the first two calendar quarters following loan origination, and a fee on unused commitment for the last two quarters.
The loan will be initially measured at fair value minus transaction costs and subsequently measured at amortized cost in accordance with IFRS 9. As of December 31, 2023, unamortized debt issuance costs are presented within other assets due to no outstanding balance of the Loan Facility as of December 31, 2023.
The Company manages its exposure to credit risk arising from the Loan Facility by monitoring compliance with loan covenants on a regular basis.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21Net revenue from services

	2023	2022	2021

Revenue from management fees	252,885	223,485	144,654
Revenue from incentive fees	4,051	6,070	4,915
Revenue from performance fees (a)	74,712	30,350	89,295
Fund fees	331,648	259,905	238,864
Revenue from advisory and other ancillary fees	2,742	4,156	731
Total gross revenue from services	334,390	264,061	239,595
Taxes on revenue - management fees and other	(5,356)	(3,957)	(3,910)
Taxes on revenue - performance fees	(1,417)	(1,227)	(170)
Taxes on revenue	(6,773)	(5,184)	(4,080)
Net Revenue from services	327,617	258,877	235,515
The following is the breakdown of revenue by region (b):
Brazil	50,177	40,165	25,725
British Virgin Islands	23	3,122	2,311
Cayman Islands	215,296	160,226	200,695
Chile	53,032	52,074	5,215
Colombia	1,993	—	—
Uruguay	2,215	—	—
United Kingdom	713	—	—
United States of America	4,168	3,290	1,569
Net revenue from services	327,617	258,877	235,515

(a)Performance fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. Revenue from performance fees mainly consists of US$ $57.8 million from Patria Infrastructure Fund III and $15.5 million from PE V relating to the Lavoro transaction (note 12(b)) for the year ended December 31, 2023.
(b)Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual clients represents more than 10% of the total revenues for the presented years.
22Personnel expenses and carried interest allocation

	2023	2022	2021

Salaries and wages	(37,945)	(33,991)	(14,377)
Officers’ Fund	(24,256)	(20,940)	(22)
Rewards and bonuses	(5,236)	(4,746)	(4)
Social security contributions and payroll taxes	(324)	(1,657)	(2)
Carried interest bonuses	(1,141)	(1,107)	—
Restructuring costs – personnel (a)	—	—	(1)
Share based incentive plan (note 28(d))	(2,247)	(530)	—
Strategic Bonus	(1,465)	(731)	(1)
Other short-term benefits	(6,164)	(6,077)	(4)
Personnel expenses	(78,778)	(69,779)	(14,410)

Carried interest allocation (b)	(25,257)	(10,171)	(30,204)

(a)Restructuring costs of personnel refers to costs associated with the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group, mainly driven by consolidation/integration of businesses.
(b)Carried interest allocation refers to the Group’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of December 31, 2023, US$ 31.9 million (US$ 9.3 million current and US$ 22.6 million non-current) remains payable primarily related to performance fees recognized from Patria Infrastructure Fund III (December 31, 2022: US$12.4 million of which US$ 2.1 million was non-current) and Patria Private Equity Fund V related to the Lavoro transaction (December 31, 2022 – see note 31(c)).

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

23Amortization of intangible assets

	2023	2022	2021

Amortization of non-contractual customer relationships (note 14)	(12,970)	(9,773)	(785)
Amortization of contractual rights (note 14)	(3,123)	(2,526)	(3,623)
Amortization of placement agents’ fees (note 14)	(1,931)	(1,442)	(2,148)
Amortization of brands (note 14)	(3,553)	(3,228)	(253)
Amortization of software (note 14)	(793)	(410)	(164)
Amortization of intangible assets	(22,370)	(17,379)	(6,973)
24General and Administrative expenses

	2023	2022	2021

Professional services	(10,823)	(8,330)	(6,439)
IT and telecom services	(6,325)	(6,061)	(1,762)
Rebate fees	(6,473)	(3,852)	(364)
Depreciation of right-of-use assets	(3,019)	(2,405)	(1,201)
Travel expenses	(2,671)	(2,190)	(1,137)
Marketing and events	(2,877)	(1,708)	(338)
Occupancy expenses	(1,079)	(1,434)	(578)
Depreciation of property and equipment	(1,728)	(1,420)	(582)
Professional services - SPAC	(1,089)	(807)	—
Insurance	(669)	(734)	(180)
Taxes and contributions	(775)	(685)	(340)
Materials and supplies	(346)	(314)	(191)
Other administrative expenses	(1,285)	(1,210)	(1,220)
General and Administrative expenses	(39,159)	(31,150)	(14,332)
25Other income/(expenses)

	2023	2022	2021

IPO expenses and IPO related bonuses	—	—	(2,862)
Share issuance expenses – SPAC (notes 5(a) and 20(c))	(6,167)	(10,325)	—
Associate derecognition	4,199	—	—
Transaction costs (a)	(9,618)	(4,536)	(8,550)
Transaction costs – SPAC	—	(315)	—
Contingent consideration adjustments(b)	9,422	12,322	(264)
Gross obligation adjustments (b)	(11,666)	(3,533)	—
Deferred consideration adjustments (b)	(788)	(729)	—
Restructuring costs (c)	(2,104)	(1,293)	—
Net gain/(loss) on disposal of property and equipment	25	(51)	—
Other	(1,969)	(805)	(830)
Other income/(expenses)	(18,666)	(9,265)	(12,506)

(a)Transaction costs relate to expenses incurred on acquisition of subsidiaries for business combination.
(b)Measurement of the present value of considerations payable (note 20 (b)) and gross obligations under put option (note 20(d)) for acquired businesses, included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movement for contingent consideration for the year ended December 31, 2023 and 2022 relates to the financial performance of Moneda, an acquired businesses, being lower than the earn-out performance criteria.
(c)Expenses incurred to third party service providers assisting in the reorganizing and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

26Net financial income/(expense)

	2023	2022	2021

Financial income
Net financial investment income	2,120	2,345	355
Unrealized gains on long-term investments	—	5,322	226
Realized gains from long-term investments	1,797	1,922	—
Unrealized gains on warrant liability	690	3,114	—
Unrealized gains on other derivative financial instruments	—	105	—
Unrealized gains on asset-linked receivable (note 12(b))	3,503	—	—
Net exchange variation	831	—	601
Other financial income	50	59	6
Total finance income	8,991	12,867	1,188

Financial expenses
Unrealized losses on long-term investments	(2,952)	—	—
Unrealized losses on forward	—	(230)	—
Unrealized losses on other derivative financial instruments	(3,931)	—	—
Realized losses on forward	(252)	—	—
Commission and brokerage expenses	(443)	(518)	(68)
Interest on lease liabilities	(1,243)	(1,807)	(1,022)
Net exchange variation - acquisitions	(614)	(1,350)	—
Other financial expenses	(1,230)	(847)	(385)
Total finance expenses	(10,665)	(4,752)	(1,475)

Net financial income/(expense)	(1,674)	8,115	(287)
27Income taxes expenses
As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime. However, the Group’s subsidiaries headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

Reconciliation of income tax	2023	2022	2021

Income before income taxes	117,999	102,453	121,572

Impact of difference in tax rates of foreign subsidiaries	2,816	(8,349)	642
Nondeductible expenses	—	—	(1,023)
Total income taxes (a)	2,816	(8,349)	(381)
Current (b)	(10,500)	(6,784)	(1,692)
Effective tax rate current	(9.12%)	(6.12%)	(1.40%)
Deferred (c)	13,316	(1,565)	1,311
Effective tax rate	(2.40)%	8.1%	0.3%

(a)No amounts related to income taxes have been recognized directly in equity.
(b)The current income tax expense charge is primarily related to the effects of different tax rates of the Group’s Brazilian and Chilean subsidiaries.
(c)The deferred income tax charge is primarily related to Brazilian taxes on unrealized fair value adjustments related to the VBI option arrangements.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

International Tax Reform – Pillar Two
The International Tax Reform - Pillar Two Model Rules, also referred to as the "Global Anti-Base Erosion" or "GloBE" Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. Delegates from all Inclusive Framework (IF) member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.
Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR 750 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.
For the year ending December 31, 2023, the Group has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2024 financial year.
It is important to mention that Patria Group operates in multiple jurisdictions (Uruguay, Brazil, Cayman Islands, Chile, Colombia, Argentina, Hong Kong, the United States of America, and the United Kingdom), and the application of the Pillar Two rules requires jurisdictions to enact legislation to apply the Pillar Two rules. The Group is continues to monitor the development of the discussions, and as of December 31, 2023, the status of the enactment of local legislation was as follows:
•Brazil, Cayman Islands, Chile, Colombia, USA, Argentina, and Uruguay:
◦No public announcements
•Hong Kong:
◦Public consultation: On February 22, 2023, the Financial Secretary announced in his Budget Speech that Hong Kong plans to apply the global minimum effective tax rate on large multinationals with global turnover of at least EUR 750 million and implement the Domestic Minimum Top-up Tax starting from 2025 onwards and that a consultation exercise will be launched to allow multinationals to make early preparation. On December 21, 2023, the Government launched a three-month consultation on "Implementation of Global Minimum Tax and Hong Kong Minimum Top-up Tax". The legislative bill is expected to be submitted in the second half of 2024.
•United Kingdom:
◦The legislation was enacted in the UK on July 11, 2023, and introduced an Income Inclusion Rule (IIR), known locally as the "multinational top-up tax", and domestic minimum top-up tax (DTT), as part of Finance (No 2) Act 2023.
◦Both the UK IIR and the UK DTT apply for accounting periods beginning on or after December 31, 2023. On July 18, the UK government published proposals for several amendments to the UK's Pillar Two rules for inclusion in Finance Bill 2024. These include measures to implement an Under Taxed Profits Rule (UTPR) in the UK. The draft provisions do not include a commencement date and will not take effect until they have been included in a Finance Bill. However, as previously indicated, HMRC has confirmed that the commencement date will not be earlier than accounting periods beginning on or after December 31, 2024.
It is unclear (a) if the Pillar Two model rules create additional temporary differences, requiring the Company to remeasure deferred taxes for the Pillar Two model rules, and (b) which tax rate to use to measure deferred taxes. In response to this uncertainty, on May 23, 2023, and June 27, 2023, respectively, the IASB and AASB issued amendments to IAS 12 'Income taxes' introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognize or disclose information about deferred tax assets and liabilities related to the proposed OECD Pillar Two model rules. However, considering that the Group does not meet the requirements to be regarded as a large multinational enterprise, no further recognition or disclosure assessment was performed for December 31, 2023.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28Equity
a.Capital
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
The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.
The Company currently has a total of 148,253,938 common shares issued and outstanding, of which 55,308,508 are Class A common shares and 92,945,430 are Class B common shares.
Conversion
The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether or not for value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.
Restrictions on transfer
Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain directors and executive officers) have agreed to lock-up restrictions on the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminates in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.
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

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of December 31, 2023 and December 31, 2022, the issued share capital was distributed as follows:

	2023		2022
	Shares	Capital (US$)	Shares	Capital (US$)

Total	148,253,938	14,826	147,192,930	14,720
Class A	55,308,508	5,531	54,247,500	5,425
Class B	92,945,430	9,295	92,945,430	9,295
b.Additional paid-in capital
The Additional Paid-in Capital amounts recorded as of December 31, 2023 and December 31, 2022 are presented below:

	2023	2022

Class A	314,592	299,078
Class B	186,102	186,102
Total	500,694	485,180
On June 15, 2023, the Company issued 682,741 Class A common shares (US$ 10.1 million) in part settlement of the Kamaroopin acquisition. On November 30, 2023, the Company issued 378,267 Class A common shares in part settlement of the Igah acquisition (US$ 5.4 million).
c.Dividends
Dividends are declared and paid to the Company’s shareholders on a pro-rata basis.
Dividends declared and paid by the Group to the Company’s shareholders for the year ended December 31, 2023, 2022 and 2021 were:

Shareholder	2023		2022		2021
		US$*		US$*		US$*

Class A	53,687	0.9840	38,082	0.7020	38,462	0.7090
Class B	91,458	0.9840	65,247	0.7020	58,067	0.6247
Total	145,145	0.9840	103,329	0.7020	96,529	0.6558

(*)Per thousand shares after share split, see note 28(a).
Prior to the IPO, dividends were paid on a disproportional basis using a predetermined formula that considered adjusted net income and other adjustments agreed by the shareholders in the Group’s previous shareholders agreement valid at that time. For the years ended December 31, 2023, December 31, 2022, and December 31, 2021 (post the IPO) dividends were declared and paid to shareholders on a pro-rata basis.
d.Share based incentive plan
The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants includes members of the Group’s management and its employees. Beneficiaries under the equity incentive programs, are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.
The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of December 31, 2023, Grants A and B disclosed below has been granted from the LTIP.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Grant A
Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant A should not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs might be issued subject to the boost grant requirements being met.)
Grant B
Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant B should not exceed 357,132 (297,610 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant B and the remaining 59,522 PSUs might be issued, subject to the boost grant requirements being met.)
IPO Grant
The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021 and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.
The defined maximum number of shares under the IPO grant should not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSUs might be issued subject to the boost grant requirements being met.
The table below reflects the PSU activity for the years ending December 31, 2023, 2022 and 2021.

	IPO Grant	Grant A	Grant B
	Number of PSUs (in thousands)

Outstanding December 31, 2020	—	—	—
Granted	289	—	—
Forfeited	(79)	—	—
Outstanding December 31, 2021	210	—	—
Granted	—	85	—
Forfeited	(26)	—	—
Outstanding December 31, 2022	184	85	—
Granted	—	—	298
Forfeited	(53)	—	(1)
Outstanding December 31, 2023	131	85	297
No shares were exercised, expired or vested during the period. Refer to note 22 for expenses incurred for the years ending December 31, 2023, 2022 and 2021 (US$1,465, US$731 and US$764 respectively).

	Amount (US$)
Description	2023	2022	2021

Capital Reserves	2960	1465	764
Share based incentive plan expenses for the year ending December 31	1465	731	764

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The intention of the Committee as of December 31, 2023 was to settle any future vesting through delivery of Class A common shares to participants.

LTIP	Grant date	Weighted-average fair value

IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76
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
e.Earnings per share (basic and diluted)
Basic earnings per share have been calculated based on the Group's consolidated net income for the year attributable to the holders of the Company’s common shares.
Share based incentive plan
The dilutive effect of the equity incentive programs is dependent on whether vesting conditions are deemed to be met as of the reporting date. As of December 31, 2023, only Grant B had met the TSR performance condition and the weighted average impact (approx. 280,000 shares) was included as part of calculated diluted earnings per share. As of December 31, 2022 the TSR performance condition was not met.
Moneda
The Group has assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares rather than cash to potentially settle any contingent consideration payable to Moneda at the end of the contingency period. Events to satisfy the net revenue growth and net income margin conditions related to the contingent consideration have not yet occurred.
On December 4, 2023 an amendment to the Moneda transaction purchase agreements was executed with Moneda’s former partners who are currently employees of the Group to settle the first installment of deferred consideration with equity compensation through issuance of the Company’s Class A common shares (note 20(b)(i). On January 10, 2024, 1.88 million Class A common shares were issued. The weighted average impact of the issuance since the agreed amendment (approximately 140,000 shares) has been included in the basic earnings per thousand shares below.
VBI
The Group further assessed the potential dilution on earnings per thousand shares based on issuing Class A common shares to acquire the non-controlling interest of VBI per the VBI call option (note 12(d) to be settled in a combination of cash consideration and Class A common shares (the equity portion of consideration will be a maximum of 50% of the total value). Call options on the shares held by non-controlling shareholders have been excluded from the calculation of diluted earnings per share as their inclusion would be anti-dilutive for years ending December 31, 2023 and 2022. The VBI call option could potentially dilute basic earnings per share in the future.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Igah
The basic weighted average number of shares includes the impact of equity consideration from the number of Class A common shares (December 31, 2023: 379,825 shares and weighted average impact from acquisition date to December 31, 2022: approximately 29,800 shares) issued on November 30, 2023, 12 months after the acquisition of Igah and included within the basic weighted average number of shares from January 1, 2023 due to the passage of time being the only requirement. 379,825 Class A common shares were issued on November 30, 2023 and the weighted average impact from acquisition date to December, 2022 was approximately 29,800 shares.
The impact from Igah Option arrangements to be settled in Class A common shares was excluded from the calculated diluted earnings per share as their inclusion would be anti-dilutive and conditions to exercise the options have not been satisfied as of reporting date.
Kamaroopin
The basic weighted average number of shares is adjusted to include the weighted average impact (approximately 495,175 shares) from the business combination completed in stages with Kamaroopin (as disclosed in note 28(a) and 29(a)).
Employee-profit sharing
As disclosed under note 15(a) certain employees eligible to receive their employee-profit sharing awards for the year ending December 31, 2023 were settled with the Company’s Class A common shares. As the shares vest on receipt of the equity compensation, settled in February 2024, the weighted average impact of the estimated number of shares to be issued were adjusted to include in the diluted weighted average number of shares (approximately 192,000 shares).
There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares in the reporting years.

	2023	2022	2021

Net income for the year attributable to the Owners of the Company	118,400	92,957	122,476
Basic weighted average number of shares	148,207,379	147,221,698	135,983,968
Basic earnings per thousand shares	0.79888	0.63141	0.90066
Diluted weighted average number of shares	148,679,965	147,226,334	135,983,968
Diluted earnings per thousand shares	0.79634	0.63139	0.90066
f.Cumulative Translation Adjustments
The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company’s and the Group’s presentation currency. The effects of the translation are accounted for and presented on Equity under the caption “Cumulative Translation Adjustments”.
g.Non-controlling interests
As of December 31, 2023, the Group had two subsidiaries with non-controlling interests per the table below. As of December 31, 2022, the Group had one subsidiary with non-controlling interests.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

		Equity(*)			Income (Loss) (*)
	Interest	2023	2022	2021	2023	2022	2021

Non-controlling interest in Patria Investimentos Ltda	49%	—	—	—	—	—	(1,285)
Non-controlling interest in VBI Real Estate Gestão de Carteiras S.A.	50%	(37,564)	(39,330)	—	2,128	1,147	—
Non-controlling interest in Patria Asset Management	49.26%	16,417	—	—	287	—	—

*From June 1, 2021 Patria Investments Limited holds 100% of Patria Investimentos Ltda.
Set below is summarized financial information for the VBI subsidiary that has non-controlling interests. The amounts disclosed are before inter-company eliminations.

Summarized Condensed Consolidated Statement of Financial Position	VBI		PAM
	December 31, 2023	December 31, 2022	December 31, 2023

Current assets	8,142	6,647	6,867
Current liabilities	(8,285)	(3,703)	(1,364)
Current net assets	(143)	2,944	5,503

Non-current assets	26,613	27,425	16,317
Non-current liabilities	(614)	(605)	(57)
Non-current net assets	25,999	26,820	16,260

Net assets	25,856	29,764	21,763

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	VBI	Allocated to NCI	PAM	Allocated to NCI
	12 month period ended December 31, 2023		2 month Period between November 1, 2023 and December 31, 2023
Summarized Condensed Income Statement	2023		2023

Net revenue from services
Revenue from management fees	12,686	6,343	1,993	977
Revenue from performance fees	1,132	566	—	—
Taxes on revenue	(810)	(405)	—	—

Personnel expenses	(3,070)	(1,535)	(742)	(364)
Amortization of intangible assets	(1,870)	(935)	—	—
General and administrative expenses	(1,892)	(946)	(179)	(88)
Share of profits of associates	(222)	(111)	—	—
Other income/(expenses)	(6)	(3)	(151)	(74)
Net financial income/(expenses)	(148)	(74)	(25)	(12)

Income before income tax	5,800	2,900	896	439

Income taxes	(1,544)	(772)	(310)	(152)
Current	(1,460)	(730)	(293)	(144)
Deferred	(84)	(42)	(17)	(8)
Net income for the period	4,256	2,128	586	287

	VBI	Allocated to NCI
	6 month period between July 1, 2022 and December 31, 2022	6 month period between July 1, 2022 and December 31, 2022
Summarized Condensed Income Statement	2022

Net revenue from services	5,406	2,703
Revenue from management fees	5,858	2,929
Taxes on revenue	(452)	(226)

Personnel expenses	(1,008)	(504)
Amortization of intangible assets	(630)	(315)
General and administrative expenses	(766)	(383)
Share of profits of associates	(125)	(63)
Net financial income/(expenses)	125	63

Income before income tax	3,002	1,501

Income taxes	(708)	(354)
Current	(608)	(304)
Deferred	(100)	(50)
Net income for the period	2,294	1,147
Other comprehensive income	—	1,284
Total comprehensive income	2,294	2,431

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	VBI – Non-controlling interest	PAM – Non-controlling interest

Balance at December 31, 2021	—	—

Net assets and proportion of share of identifiable assets on acquisition	13,729	—
Net income since acquisition	1,147	—
Gross obligation under put option	(55,490)	—
Cumulative translation adjustment	1,284	—
Balance at December 31, 2022	(39,330)	—

Net income for the period	2,128	287
Dividends declared (a)	(3,663)	—
Capital contributions (b)	4,743	—
Net assets and proportion of share of identifiable assets on acquisition	—	15,147
Cumulative translation adjustment	(1,442)	983

Balance at December 31, 2023	(37,564)	16,417

(a)During the year, subsidiary VBI completed several acquisitions as part of the Group’s strategic growth plan. To finance these acquisitions, capital contributions were made by the non-controlling interests. These contributions represent the proportionate share of the acquisition cost that is attributable to the non-controlling interests. The capital contributions have been accounted for as an increase in equity attributable to non-controlling interests.
(b)The dividends declared to non-controlling interests represent the share of the subsidiary’s profits that are distributed to the shareholders who hold the non-controlling interests. These dividends are accounted for as a decrease in equity attributable to non-controlling interests.
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
As of December 31, 2023, the gross obligation had a present value of US$ 79 million (December 31, 2022: US$ 65.5 million with acquisition date present value of US$ 60.9 million). The value of the premium received from non-controlling interest shareholders for the VBI put option amounted to US$ 5.4 million resulting in US$ 55.5 million recorded within non-controlling interest.
29Business combinations
The following table presents the amounts recorded relating to the Group’s business combinations completed year ending December 31, 2023 (note 29 (a) and (b)) and year ending December 31, 2022 (note 29 (c) and (d)) in accordance with IFRS 3. During the measurement period the Group received updates to the valuation of the purchase consideration and goodwill acquired on acquisition.
a. Kamaroopin and Hanuman
On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition is structured as a combination of cash and equity consideration. Details of the purchase consideration, the net assets acquired and the goodwill are listed below and are provisional pending receipt of the final valuation of those assets.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The goodwill recognized from the 2022 acquisition related to the first tranche of Kamaroopin Ltda., representing a 40% interest held through a Brazilian subsidiary is not deductible for tax purposes until there is a merger with the acquired company. It remains unrecognized until the acquired companies are able to generate sufficient taxable income after merger to utilize any tax benefit. The deferred tax asset will be constituted considering established taking into account the impact from local tax laws and regulations in the countries where the acquired companies operate following the merger. Any Goodwill related to acquiring the remaining 60% interest in Kamaroopin Ltda and 100% of the interest in Hanuman is deductible for tax purposes.
The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, and the second tranche was signed on March 16, 2023 and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.
The acquisition date carrying value of the Group’s previously held equity interest in Kamaroopin was remeasured to fair value at the acquisition date resulting in a US$ 4.2 million gain recognized in profit or loss in other income (note 25).
Goodwill and identifiable intangible assets recognized during 2023 relate to the fair value of the entities acquired through business combination transactions. Key assumptions to determine the fair value include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.
The Group is required to make contingent payments, subject to the acquired entities achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million on acquisition date. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30-month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 30, 2027.
The acquired businesses of Kamaroopin contributed revenues of US$ 1.0 million and net profit of US$ 0.2 million to the Group for the period from April 12, 2023 to December 31, 2023. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2023, was US$ 2.0 million and US$ 0.8 million respectively. Acquisition-related costs, of US$ 0.2 million, are included in other expenses in the Group’s audited Consolidated Income Statement and in operating cash flows in the audited Consolidated Statement of Cash Flows year ending December 31, 2023. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below and are provisional and pending receipt of the final valuation of those assets.
b.Patria Asset Management
(formerly Gestoría Externa de Portafolios S.A.)
On November 1, 2023, the Group closed on a transaction with Banca de Inversión Bancolombia S.A. Corporación Financiera (“Bancolombia”), a financial conglomerate in Colombia entering into an agreement for the Group to subscribe to acquiring 51.74% per cent of the controlling shareholding in accordance with IFRS 10 in a Colombian entity Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management. Bancolombia remains as the non-controlling interest shareholder entering into a shareholders agreement relating to the new entity. The business combination will leverage the Group’s private market expertise in Latin America with Bancolombia distribution capabilities to expand access to alternative investment products in Colombia. The new entity will provide investment management services for collective investment schemes including mutual funds and private equity funds in Colombia.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Consideration transferred on the closing date as contributions into the new entity include COP 19.452 billion (approximately US$ 4.8 million), representing the first installment of the Group’s total minimum scheduled contributions of COP 168.4 billion (approximately US$40.4 million) to be made in annual tranches of variable amounts until 2030 in accordance with the subscription agreement of Patria Asset Management (”PAM”). As a result, the present value of the contributions to be made were recognized at at acquisition date for US$ 24.4 million (December 31, 2023: Non-current payable of US$ 24.7 million and current payable of US$ 1.3 million). There are no performance conditions associated with this contribution scheduled. Dividends will be declared on a disproportional basis using the percentage of capital contributions made by its shareholders.
The acquired businesses contributed revenues of US$ 2.0 million and net profit of US$ 0.6 million to the Group for the period from November 1, 2023 to December 31, 2023. The impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2023, was US$ 2.0 million and US$ 0.6 million respectively. Acquisition-related costs, of US$ 1.0 million, are included in other expenses in the Group’s audited Consolidated Income Statement and in operating cash flows in the audited Consolidated Statement of Cash Flows for the nine-month period ending December 31, 2023. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below and are provisional and pending receipt of the final valuation of those assets.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% Kamaroopin April 12, 2023	100% Patria Asset Management November 1, 2023

Total purchase consideration
Cash consideration paid (a)	2,024,000	4,787,000
Consideration payable	—	24,415,000
Contingent consideration payable	4,707,000	—
Equity consideration	10,130,000	—
Total consideration transferred	16,861,000	29,202,000

Non-controlling interest	—	15,147,000
Fair value of equity interest previously held	11,132,000	—
Total consideration	27,993,000	44,349,000

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	178,000	—
Net working capital	(101,000)	—
Intangible assets: contractual rights	—	30,911,000
Intangible assets: non-contractual customer relationships	10,560,000	—
Intangible assets: brands	868,000	—
Property and equipment	15,000	—
Net identifiable assets acquired	11,520,000	30,911,000

Total consideration less net identifiable assets acquired: Goodwill	16,473,000	13,438,000

(a)Purchase consideration – cash outflow for the year ending December 31, 2023 to acquire the subsidiary, net of cash acquired

	Kamaroopin	Patria Asset Management

Cash consideration	2,024,000	4,787,000
Less: Cash acquired	(178,000)	—
Net outflow of cash -investing activities	1,846,000	4,787,000
(b)The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Patria Asset Management (“PAM”), the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Financial year ended December 31, 2022
c.VBI
On July 1, 2022, the Group acquired control of VBI’s operations through acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligns Patria with highly specialized investment talent building valuable permanent capital.
Adjustments include an increase in purchase consideration related to preferred dividends payable by VBI to the previous controlling owners of VBI resulting in an increase to the fair value of goodwill in note 14 for the same amount. The preferred dividends were paid to provide compensation to the previous owners for the loss of their controlling interest in VBI.
d.Igah
On November 30, 2022, the Company acquired 100% interest in a new subsidiary, Igah Partners LLC (“Igah Ventures”), a Brazilian based venture capital firm, 13.2% of PEVC I General Partner IV, Ltd. (“Igah IV”), and 100% of Igah Carry Holding Ltd, an entity for carried interest allocations (collectively referred to as “Igah”). The acquisition of these entities was accounted for as a linked transaction.
Igah’s business complements the Group’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.
Adjustments include an increase in purchase consideration (US$ 2.45 million) related to the fair value of Option arrangements included to acquire Igah IV resulting in increase to the fair value of goodwill in note 14 or the same amount.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% VBI July 1, 2022	100% Igah November 30, 2022

Total purchase consideration
Cash consideration paid (a)	10,815	8,116
Consideration payable	10,859	4,771
Contingent consideration payable	8,355	—
Preferred dividends payable	1,966	—
Option arrangements	(827)	10,339
Total consideration transferred	31,168	23,226

Non-controlling interest (b)	13,729	—
Fair value of equity interest previously held	—	—
Total consideration	44,897	23,226

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600	36
Accounts receivable	2,462	—
Net working capital	(2,587)	64
Intangible assets: non-contractual customer relationships	23,246	2,120
Intangible assets: brands	3,617	—
Property and equipment	539	—
Lease liability	(420)	—
Net identifiable assets acquired	27,457	2,220

Total consideration less net identifiable assets acquired: Goodwill	17,440	21,006

(a)Purchase consideration – cash outflow for the year ending December 31, 2022 to acquire the subsidiary, net of cash acquired

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	VBI	IGAH	Total

Cash consideration	10,815	8,116	18,931
Less: Cash acquired	(600)	(36)	(636)
Net outflow of cash -investing activities	10,215	8,080	18,295
(b)The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in VBI, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.
    As disclosed in note 12(d) and note 29(b) the Group is applying the anticipated method of acquisition to recognize Igah IV in accordance with IFRS 10 considering the contractual arrangements that in substance gives the Group control of Igah IV.
Financial year ended December 31, 2021
e.Moneda
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

30Financial instruments
a.Financial instruments by categories
The Group classifies its financial instruments into the categories below:

Financial assets	Fair value Level	2023	2022

Financial assets at amortized cost
Accounts receivable		138,760	131,659
Cash and cash equivalents		16,050	26,519
Client funds on deposit		17,055	23,639
Project advances		19,586	6,640
Deposit/guarantee on lease agreement		2,012	1,782

Financial assets at fair value through profit or loss
Short term investments	1	204,510	285,855
Accounts receivable	1	3,503	—
Long-term investments - Lavoro	1	20,166	4,184
Long-term investments - Lavoro	2	9,945	6,833
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	18,707	14,777
Long-term investments – KMP Growth Fund II	3	8,917	9,463
Derivative financial instruments – The One Real Estate Investment Fund call options	2	310	—
Derivative financial instruments – VBI Call options	3	2,896	6,322

Financial liabilities

Financial liabilities at amortized cost
Commitment subject to possible redemption		187,356	234,145
Gross obligation under put option		92,926	73,428
Client funds payable		17,055	23,639
Lease liabilities		15,836	16,094
Consideration payable on acquisition		35,029	18,157
Carried interest allocation		31,929	12,450
Suppliers		4,808	3,256

Financial liabilities at fair value through profit or loss
Derivative financial instruments – Warrants	1	321	1,011
Derivative financial instruments – forward exchange contracts	2	—	42
Contingent consideration payable on acquisition	3	18,201	21,963
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Transfers
Transfers into and out of fair value hierarchy levels are analyzed at the end of each consolidated financial statement reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument.
There were no transfers between Levels 1, 2 and 3 for fair value measurements as of and for the year ended December 31, 2023. As of and for the year ended December 31, 2022, the Group had no transfers between Levels 1 and 2 and had the below transfers to and from level 3.
Transfer to Level 3 fair value measurement
As of June 30, 2022, the investment in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia was transferred from Level 2 to Level 3 after considering the change in valuation methodology from previously using the transaction cost price to applying a discounted cash flow model at the reporting date.
Transfer from Level 3 fair value measurement
As of June 30, 2022, the Warrants were transferred out of Level 3 into Level 1. The fair value of the Warrants issued in connection with the IPO of PLAO was measured at fair value using a Monte Carlo simulation model as of March 31, 2022. From June 30, 2022, the fair value of the Warrants issued have been measured based on the listed market price of such warrants, a Level 1 measurement.
Unobservable inputs
The following analysis illustrates specific valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement:

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*

Consideration payable on acquisition	Contingent consideration payable on acquisition - Moneda	20 (b)	Discounted cash flow	Discount rate Probability adjusted net revenue and net income	13.9% - 16.8%	50 basis points	US$ nil

Consideration payable on acquisition	Contingent consideration payable on acquisition – VBI	20 (b)	Discounted cash flow	Discount rate Projected AUM	11.7% -13.7% 1% to 26% AUM growth	10% less growth	US$ 0.2 million

Long-term investments	Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia - Startse	12 (b)	Discounted cash flow	Discount rate Expected cash flows	17.1% -18.2%	50 basis points	US$ 0.8 million

Long-term investments	KMP Growth II	12 (b)	Discounted cash flow	Discount rate Expected cash flows	18.0% - 19.2%	100 basis points	US$ 0.9 million

Derivative financial instruments	VBI call option	12 (d)	Monte Carlo simulation	Projected AUM at option exercise date	50% greater/(lower) than projected AUM	34.49% volatility	US$1.4 million/(US$2.9 million)

Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	20 (b)	Discounted cash flow	Discount rate Projected fundraising activity	11.5% - 13.7%	100 basis points	US$0.2 million

* Increase (decrease in discount rate) or decrease (increase in discount rate) the discounted fair value

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Contingent consideration
The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The liability is re-measured each reporting period and the change in fair value of contingent consideration is presented on the accompanying Consolidated Income Statement in other income or expenses as fair value gains/(losses) on contingent consideration. Between acquisition date and December 31, 2023, there has been a decrease in contingent consideration payable due to actual lower net income margins achieved in comparison to performance measurement criteria per the Moneda purchase agreement.
(i)Moneda business combination
The Group is required to make contingent payments, subject to the acquired entities achieving certain revenue and profitability targets. The contingent consideration payment has a maximum earnout of US$ 71 million for the business combination with Moneda. The fair value of the contingent consideration liability recognized upon acquisition was US$ 25.5 million and was estimated by discounting to present value the probability weighted contingent payments expected to be made. A probabilistic scenario approach using the pre-determined net income and net revenue metrics within the purchase agreement was used to estimate expected undiscounted contingent consideration payable and a discount rate range was applied to determine the fair value of contingent consideration up to the measurement period ending December 31, 2023 (payable in 2024). As of December 31, 2023 the financial performance of Moneda, was lower than the earn-out performance criteria and thus the full liability was written off as a fair value adjustment to contingent consideration within other income/(expenses) (note 25).
(ii)VBI business combination
The Group is required to make contingent payments, subject to the acquired entity achieving certain AUM and fundraising targets. The contingent consideration payment (payable in BRL) as of reporting date has an earnout of US$ 11.1 million for the business combination with VBI. The fair value of the contingent consideration liability upon acquisition was US$ 8.4 million and was estimated by projecting future AUM between the 2nd and 5th anniversary from the acquisition closing date, to estimate the undiscounted contingent consideration payable and applying a discount rate range to determine the fair value of contingent consideration to be settled in cash on the later of the 2nd anniversary from the acquisition closing date or ten business days after achieving the fundraising targets. As of December 31, 2023, contingent targets have been met and settlement will take place per the purchase agreement.
(iii)Kamaroopin business combination
The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$ 4.7 million and US$ 7.1 million on acquisition date and December 31, 2023 respectively. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30 month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 30, 2027.
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
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Derivative financial instruments
(i)The VBI call option was valued using a Monte Carlo simulation, which is considered to be a Level 3 fair value measurement. The Group estimates volatility based on a group of comparable market participants. The risk-free interest rate is based on the risk-free rate as disclosed by B3 (Brasil, Bolsa, Balcão). The expected life of the VBI Option arrangements are assumed to be equivalent to the remaining contractual term. The derivative was recorded as a financial asset in the Group’s Consolidated Statement of Financial Position. The impact from this transaction is presented in note 12(d) and 28(e).
The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2023 and 2022.

	Contingent consideration payable (a)	Long term investments at fair value through profit or loss (b)	Derivative warrant liability	Derivative Financial instruments (c)

Fair value of Level 3 financial instruments at December 31, 2021	25,775	—	—	—
Additions	8,355	9,463	4,125	6,104
Transfer to Level 3	—	10,689	—	—
Transfers from Level 3	—	—	(1,471)	—
Cumulative translation adjustment	155	—	—	113
Change in fair value	(12,322)	4,088	(2,654)	105
Fair value of Level 3 financial instruments at December 31, 2022	21,963	24,240	—	6,322

Additions	4,707	—	—	—
Cumulative translation adjustment	953	—	—	505
Change in fair value	(9,422)	3,384	—	(3,931)
Fair value of Level 3 financial instruments at December 31, 2023	18,201	27,624	—	2,896

* Changes in fair value include impact from price risk and/or foreign exchange rate risk
(a)Related to contingent consideration payable to sellers of Moneda, VBI and Kamaroopin (note 20 (b))
(b)Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (note 12(b))
(c)Relates to VBI Call option to purchase remaining non-controlling interest and other purchased options (note 12(d))
c.Financial instruments measured at amortized costs
As of December 31, 2023, and December 31, 2022, the book values of the financial instruments measured at amortized cost correspond approximately to their fair values because the majority are short-term financial assets and liabilities or the impact of the time value of money is not material except for transactions related to the gross obligation under put option (note 20(d)) measured at amortized cost which is a non-current and current liability and has future gross redemption amounts as reflected in the liquidity risk under note 30(d)(ii).
d.Risk management
The Group is exposed to the following risks arising from the use of financial instruments:
(i)Credit risk
(ii)Liquidity risk
(iii)Market risk

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
To manage concentrations of risk, the Group uses various risk management strategies, including diversification, hedging, and monitoring of counterparty credit risk. The Group also regularly reports on its risk management activities and the effectiveness of its risk management policies and procedures to its audit committee and board of directors.
While the Group uses quantitative measures, such as percentages of its portfolio invested in particular regions or industries, to help determine concentrations of risk, it also uses its judgment and experience in assessing the overall impact of concentrations of risk on its investment portfolio and making informed investment decisions.
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
Furthermore, accounts receivable balances as of December 31, 2023 and December 31, 2022 are composed mainly of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds. As of December 31, 2023 and 2022 accounts receivable includes renegotiated due dates (see note 8(a)) of management fees within certain investment funds as considering their cash needs, the collection thereof was postponed during 2023 and classified as overdue. These overdue balances are related to the estimated asset realization dates within the investment funds and have no impact on the credit risk profile considering the nature of the Group’s operations as an investment manager and its customer base.
The amounts receivable and project advances as of December 31, 2023, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable (note 8) (a)	94,811	4,502	235	822	732	24,180	1,941	140	—	14,900	142,263
Project Advances	—	—	—	—	—	5,729	10,621	1,143	121	1,972	19,586
Total	94,811	4,502	235	822	732	29,909	12,562	1,283	121	16,872	161,849

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The amounts receivable and project advances as of December 31, 2022, are as follows:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	over 360 days	Total

Accounts Receivable (a)	426	134	—	104	245	24,886	4,134	2,064	93,412	6,254	108,115
Project Advances	—	—	—	—	—	2,692	55	2,722	224	947	3,935
Total	426	134	—	104	245	27,578	4,189	4,786	93,636	7,201	138,299

(a)Current overdue balances include renegotiated management fees of US$ 8.7 million (2022: US$ 18.1 million) from current year and US$ 64.1 million (2022: US$ 35 million and 2021: US$ 11 million) from prior years related to management fees from PBPE Fund IV. All renegotiated and postponed balances as of December 31, 2023 are expected to be recovered over the next twelve months subject to the timing of the realization of underlying investment fund assets and based on the estimated cash needs of the investment funds over the next twelve months.
ii.Liquidity Risk
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
Expected future payments for financial liabilities as of December 31, 2023, are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total

Suppliers	4,808	—	—	—	—	4,808
Leases (a)	816	680	691	2,110	15,285	19,582
Carried interest allocation	—	—	—	9,352	22,577	31,929
Consideration payable on acquisition	834	684	1,704	7,155	24,652	35,029
Contingent consideration payable on acquisition (a)	—	—	—	—	20,376	20,376
Commitment subject to possible redemption (a) and (c)	—	—	187,356	—	—	187,356
Gross obligation under put option (a) and (b)		—	—	86,944	14,665	101,609
Derivative financial instruments		—	—	—	—	—
Client funds payable (d)	17,055	—	—	—	—	17,055
Total	23,513	1,364	189,751	105,561	97,555	417,744

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Expected future payments for financial liabilities as of December 31, 2022, are shown below

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total

Suppliers	3,256	—	—	—	—	3,256
Investment fund participating shares	—	—	—	—	262	262
Leases (a)	655	548	591	1,884	17,078	20,756
Carried interest allocation	—	—	10,370	2,080	—	12,450
Consideration payable on acquisition	—	958	—	11,792	958	13,708
Contingent consideration payable on acquisition (a)	—	—	—	—	26,475	26,475
Commitment subject to possible redemption (a) and (c)	—	—	240,311	—	—	240,311
Gross obligation under put option (a) and (b)	—	—	—	—	100,306	100,306
Derivative financial instruments	42	—	1,011	—	—	1,053
Client funds payable (d)	17,055	—	—	—	—	17,055
Total	21,008	1,506	252,283	15,756	145,079	435,632

(a)Amounts reflect undiscounted future cash outflows to settle financial liabilities.
(b)Liability to be partly settled with Class A common shares
(c)Settled with proceeds held in SPAC’s trust account
(d)Settled with proceeds held in Client funds on deposit account (note 7)
iii.Market risk
Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group’s policy is to minimize its exposure to market risk.
The marketable securities as of December 31, 2023 and December 31, 2022 consist primarily of mutual fund money markets which reduces the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group. The Group has acquired Warrants as it relates to the SPAC PLAO that are listed. The fair value of the Warrants are subject to changes in market prices. However, the Group has determined that the exposure to market risk from the warrants is not significant and therefore no sensitivity analysis is presented.
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
A 10% (2022: 10%) increase in the price of Level 1 and Level 2 long-term investments, with other variables held constant, would have increased the profit before tax by US$ 3.0 million (2022: US$ 1.1 million). A 10% decrease in the price would have had the equal but opposite effect.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
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
Sensitivity analysis
The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of December 31, 2023	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the year end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD

Cash and cash equivalents	7,828	6,491	5,124,224	21,188,621	597	1,558	16,050	1,449
Short term investments	17,204	—	2,308,439	—	—	198,336	204,510	617
Client funds on deposit	—	—	15,027,219	—	—	—	17,055	1,706
Accounts receivable	108,120	38	7,874,868	4,385,717	202	109,599	142,263	3,266
Projects Advance	32,354	—	421,629	1,604,583	—	12,010	19,586	757
Deposit/guarantee on lease agreement	—	240	1,135,217	149,008	180	427	2,012	160
Long-term investments	3,552	—	213,015	—	118	56,609	57,735	112
Client funds payable	—	—	15,027,219	—	—	—	17,055	(1,706)
Suppliers	(6,285)	244	2,001,294	2,626,609	205	2,865	4,808	(195)
Derivative financial instruments - Assets	15,521	—	—	—	—	—	3,206	320
Derivative financial instruments - Liability	—	—	—	—	—	321	321	—
Commitment subject to possible redemption	—	—	—	—	—	187,356	187,356	—
Gross obligation under put option	395,261	—	—	—	—	—	92,926	3,118
Carried interest allocation	11,854	—	—	—	—	29,481	31,929	(245)
Consideration payable on acquisition	38,773	—	—	—	—	1,020	35,029	(3,401)
Contingent consideration payable on acquisition	88,116	—	—	—	—	—	18,201	(1,820)
Net Impact								4,138

(a)BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling
31Related parties
a.Key management compensation
The amounts paid to directors and officers for their roles as executives in 2023, 2022 and 2021 included in “Personnel expenses” are shown below:

	2023	2022	2021

Key management compensation	(6,971)	(5,705)	(2,784)
Additionally, for the year ended December 31, 2023 the Company has accrued US$ 8.1 million (2022: US$ 7.4 million) as bonuses payable to key management, which is included in "Personnel expenses". Bonuses payable to key management will be settled by way of equity compensation issued as Class A common shares.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Officers' Fund

	2023	2022

Personnel current liabilities	—	912
Personnel non-current liabilities	—	350
	—	1,262
The Officers’ Fund Plan was administered by the Company through a limited liability entity (the “Officers’ Fund”) and is registered as an administered fund under the laws of the Cayman Islands.
Certain employees that were offered the opportunity to participate are entitled to a cash benefit that is calculated by management based on defined financial metrics of the Group (e.g., DE – Distributable Earnings) with certain vesting conditions and financial hurdles. Each grant benefit is subject to graded vesting periods of 2 to 4 years and entitles employees to a cash benefit. Upon vesting, the benefits are redeemable yearly at the option of the holder or mandatorily redeemed after two years. Should the employee cease to be eligible for the cash benefit (e.g., as a result of leaving the Group), all unvested benefits are paid based on the amount that was originally contributed to the Officers’ Fund.
For the year ended December 31, 2023, the Group has accrued and paid US$ 0.3 (December 31, 2022: US$ 1.7 million) No further quotas in the Officers’ Fund were granted since the IPO on January 21, 2021. As of December 31, 2023, the Officers’ Fund Plan was settled.
c.Long-term investments
2023
As described in notes 12(b), the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately $8.2 million. Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I.
2022
In August 2022, the Group concluded the sale of a long-term investment held in Patria Crédito Estruturado Fundo de Investimento em Direitos Creditorios to Patria Holdings Limited, a shareholder of the Company, for a value of US$ 5.2 million and a realized gain of US$ 0.8 million. The sale was concluded at a value reflecting the fair market value of the investment and consistent with values that would have been realized through an arm’s length transaction.
d.Carried interest allocation
As described in note 22(b),up to 35% of the performance fee receivable from certain of the Group's investment funds are payable to the Group's employees.
e.Share based incentive plan
As described in note 28(d), the Company has share based incentive plans to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.
f.Strategic Bonus
As described in note 15(b), the Group accrues for a Strategic Bonus in Chile that employees receive in exchange terms of service. The Strategic Bonus payable for a key management participant was US$ 152 as of December 31, 2023 (December 31, 2022: US$ nil) of which US$ 109 was accrued for the year ended December 31, 2023 (US$ 12 for the year ended December 31, 2022) and included under personnel expenses.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

g.Lease commitments
Note 20(a) details lease payments made for various office premises, a portion of which were paid by Moneda to its related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).

Related party lease - Santiago	2023	2022

Lease liabilities (current)	520	502
Lease liabilities (non-current)	2,604	3,078

Related party lease - Santiago	2023	2022

Principal paid	538	425
Depreciation of right-of-use assets	551	481
Interest on lease liabilities	79	73
h.SPAC
Refer to notes 5(o) and 20(d) for related party transaction with the SPAC
32Events after the reporting period
Acquisitions
Abrdn Inc.
On October 16, 2023, the Group announced intention to enter into an agreement to acquire a private equity solutions business from Abrdn Inc. (“Abrdn”). The transaction includes total consideration of up to GBP 100 million (US$125 million). Upon closing, the acquisition will launch Global Private Markets Solutions as a new investment strategy vertical for the Group in 2024. As of the issuance date of these audited consolidated financial statements the transaction has not closed.
Real Estate
On December 6, 2023, the Group announced the signing of an agreement for the acquisition of Credit Suisse’s Real Estate business in Brazil (“CSHG Real Estate”), for total cash consideration of up to approximately US$130 million. The transaction is structured with approximately US$60 million due upon completion of the standard regulatory approvals and up to an additional estimated US$70 million conditioned to the successful shareholder approval process and transfer of underlying real estate funds. The funds are listed on the Brazilian stock exchange, and together would add approximately up to US$2.4 billion in assets under management to Patria’s Real Estate platform.
The CSHG Real Estate platform invests in the Brazilian REIT market across a diverse range of market strategies including logistics, retail, office and receivables. As of the issuance date of these audited consolidated financial statements the transaction has not closed.
Energy trading
The Group completed the signing in February 2024 to acquire a controlling interest and enter a business combination with a private undisclosed energy trading company in Brazil. Consideration of up to approximately US$20.6 million can be expected to be paid as part of the capitalization of the energy trading company for the Group to acquire a controlling interest. Further details and closing are subject to regulatory approvals. As of the issuance date of these audited consolidated financial statements the transaction has not closed.

Patria Investments Limited
Notes to the consolidated financial statements
As of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Moneda deferred consideration
On January 10, 2024, 1.88 million Class A common shares were issued per the amended Moneda transaction purchase agreement to settle the first installment due for Moneda’s deferred consideration as disclosed per note 20(b)(i).
Equity incentive program
Bonus share scheme
A new restricted stock plan program for key management compensation was launched where key management may invest up to 50% of the annual bonus in the Company’s Class A common shares at market value (“Purchased Shares”). The Company will match every share (“Matching Shares”) bought by key management in accordance with specified performance criteria of executive participants. The restricted stock plan will be subject to a 3-5 years vesting schedule. Matching shares will have the Group’s standard vesting schedule:
•1/3 after 36 months from grant date;
•1/3 after 48 months from grant date; and
•1/3 after 60 months from grant date.
The acquired shares will not have vesting criteria applicable and will not be subject to any lock-up, however, if the executive sells any of those shares before the Matching Shares are vested, the corresponding Matching Shares will be forfeited. 50% of the vested shares cannot be sold during employment of key management.
Share based grants
On February 26, 2024, the Group launched an new equity incentive program as a LTIP where eligible participants include members of the Group’s management and its employees. Beneficiaries under the second equity incentive program, will be granted rights to shares based on certain criteria (time and performance vesting conditions). The second equity incentive program will mirror the vesting conditions of the IPO grant. The defined maximum number of shares under the new grant should not exceed 5,380,000. On January 19, 2024, 3.36 million PSUs under the equity incentive program were granted to eligible participants (0.3 million subject to boost grant requirements being met). The equity incentive program filed will be used for LTIP programs as well as the partner bonus matching program for Matching Shares as disclosed in note 31(e).
The final eligibility of any beneficiary to participate in the second equity incentive program is determined by a compensation committee, created and appointed by the Company’s board of directors to administer the equity incentive program.
Dividends
On February 6, 2024 the board of directors approved a dividend of US$ 0.399 per share (US$ 59.9 million) which was paid in March 2024.
After December 31, 2023 and up until the date of authorization for issuance of the audited consolidated financial statements, there were no further significant events that occurred after the reporting period for disclosure.
* * *
Eduardo Tomazelli
Accountant
Ana Cristina Russo
Chief Financial Officer
Alexandre T. A. Saigh
Chief Executive Officer