Form 20-F/A
period 2023-12-31
Patria Investments Ltd
filed 2024-10-15
CIK 1825570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F/A
(Amendment No. 1)
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
Yes ☐      No ☒

EXPLANATORY NOTE

We are amending our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 as originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2024 (the “Annual Report”) to (i) correct typographical errors in certain amounts and line items relating to personnel expenses for the year ended December 31, 2021 in the table located in Note 22 on page F-51 of the financial statements (ii) correct typographical errors in certain amounts relating to the due dates of Accounts Receivable and Project Advances for the year ended December 31, 2022 in Note 30d on page F-73 of the financial statements, and (iii) correct a typographical error in the tenure statement of the report of the independent registered public accounting firm included in the financial statements on pages F-4.

Other than set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the Annual Report as originally filed with the SEC. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Annual Report was filed on April 29, 2024

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning at page F-1.

ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1	Description of Securities registered under Section 12 of the Exchange Act.

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

6.1	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-268577) filed with the SEC on November 28, 2022).

6.2	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-277375) filed with the SEC on February 26, 2024).

6.3	Bonus Share Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-277376) filed with the SEC on February 27, 2024).

8.1	List of subsidiaries.

10.1
Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

23.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.
97.1	Compensation recoupment policy.
101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

•Filed with this Annual Report on Form 20-F.
•Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

PATRIA INVESTMENTS LIMITED

October 11, 2024
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
/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
April 26, 2024.
We have served as Company’s auditors since 2012.

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
(c)The Group has committed approximately 24% of the capital of KMP Growth Fund II (December 31, 2022: 64%). As of December 31, 2023, KMP Growth Fund II held a direct 9.5% interest in portfolio company (December 31, 2022: 10%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company (December 31, 2022: 10%), an indirect 28.23% interest in portfolio company Zenklub Serviços Ltda (December 31, 2022: 0%) and 22.35% indirect interest in portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2022: 0%). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9.
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

Inputs to determine fair value of Blue Macaw, Bari, Move and PAM contractual rights
	Blue Macaw	Bari	Move	PAM

Country	Brazil	Brazil	Brazil	Colombia
Forecast period	April 3, 2023 – December 31, 2031	September 1, 2023 – December 31, 2031	October 1, 2023 – February 28, 2032	November 1, 2023 – December 31, 2032
Consumer price index	2%-4.52%	2.06%-3.05%	2.55%-3.65%	2.5% - 6.3%
IPCA – Broad National Consumer Price Index	4%-5.96%	3.5%-4.92%	3.5%-4.6%	—
Selic/Brazilian federal funds rate	8.75%-12.75%	8.5%-11.75%	9.39%-11.86%	—
GDP	—	—	—	1%-4.9%

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
22Personnel expenses and carried interest allocation

	2023	2022	2021

Salaries and wages	(37,945)	(33,991)	(14,377)
Officers’ Fund	(324)	(1,657)	(2,196)
Rewards and bonuses	(24,256)	(20,940)	(21,828)
Social security contributions and payroll taxes	(5,236)	(4,746)	(3,898)
Carried interest bonuses	—	—	(890)
Restructuring costs – personnel (a)	(2,247)	(530)	—
Share based incentive plan (note 28(d))	(1,465)	(731)	(764)
Strategic Bonus	(1,141)	(1,107)	(15)
Other short-term benefits	(6,164)	(6,077)	(3,636)
Personnel expenses	(78,778)	(69,779)	(47,604)

Carried interest allocation (b)	(25,257)	(10,171)	(30,204)

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

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	100% Kamaroopin April 12, 2023	100% Patria Asset Management November 1, 2023

Total purchase consideration
Cash consideration paid (a)	2,024	4,787
Consideration payable	—	24,415
Contingent consideration payable	4,707	—
Equity consideration	10,130	—
Total consideration transferred	16,861	29,202

Non-controlling interest	—	15,147
Fair value of equity interest previously held	11,132	—
Total consideration	27,993	44,349

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	178	—
Net working capital	(101)	—
Intangible assets: contractual rights	—	30,911
Intangible assets: non-contractual customer relationships	10,560	—
Intangible assets: brands	868	—
Property and equipment	15	—
Net identifiable assets acquired	11,520	30,911

Total consideration less net identifiable assets acquired: Goodwill	16,473	13,438

(a)Purchase consideration – cash outflow for the year ending December 31, 2023 to acquire the subsidiary, net of cash acquired

	Kamaroopin	Patria Asset Management

Cash consideration	2,024	4,787
Less: Cash acquired	(178)	—
Net outflow of cash -investing activities	1,846	4,787
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
* * *
Eduardo Tomazelli
Accountant
Ana Cristina Russo
Chief Financial Officer
Alexandre T. A. Saigh
Chief Executive Officer

Exhibit 12.1

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alexandre Teixeira de Assumpção Saigh, certify that:

1.    I have reviewed this annual report on Form 20-F of Patria Investments Limited.

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.    Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.    Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.    The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: October 11, 2024

/s/ Alexandre Teixeira de Assumpção Saigh
Alexandre Teixeira de Assumpção Saigh
Chief Executive Officer

Exhibit 12.2

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Ana Cristina Russo, certify that:

1.    I have reviewed this annual report on Form 20-F of Patria Investments Limited.

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report.

4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

a.    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.    Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.    Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.    The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

a.    All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

b.    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: October 11, 2024

/s/ Ana Cristina Russo
Ana Cristina Russo
Chief Financial Officer

Exhibit 13.1

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    The certification set forth below is being submitted in connection with the Annual Report on Form 20-F of Patria Investments Limited (the “Company”) for the fiscal year ended December 31, 2023 (the “Report”).

    I, Alexandre Teixeira de Assumpção Saigh, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 11, 2024

/s/ Alexandre Teixeira de Assumpção Saigh
Alexandre Teixeira de Assumpção Saigh
Chief Executive Officer

Exhibit 13.2

CERTIFICATION BY THE PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

    The certification set forth below is being submitted in connection with the Annual Report on Form 20-F of Patria Investments Limited (the “Company”) for the fiscal year ended December 31, 2023 (the “Report”).

    I, Ana Russo, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1.    the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.    the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: October 11, 2024

/s/ Ana Cristina Russo
Ana Cristina Russo
Chief Financial Officer