Form 20-F
period 2024-12-31
Patria Investments Ltd
filed 2025-05-15
CIK 1825570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
The number of outstanding shares as of December 31, 2024 was 60,640,738 Class A common shares and 92,945,430 Class B common shares.
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
Financial Statements
We maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency. See note 5 to our audited consolidated financial statements (as defined below), included elsewhere in this annual report, for more information about our and our subsidiaries functional currency. We prepare our annual consolidated financial statements as of December 31, 2024 and 2023 in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the years ended December 31, 2024, 2023 and 2022 is stated in U.S. dollars, our reporting currency. The consolidated financial information of Patria contained in this annual report is derived from its audited consolidated financial statements as of and for the three years ended December 31, 2024, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to Patria consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2024,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
Our operational results and financial information for the historical periods discussed in this annual report do not include the pro forma effects of the corporate transactions summarized below, prior to the transaction date. For detailed descriptions and the financial implications of each, see “Item 4. Information on the Company – A. History and Development of the Company” and Note 5 to our audited consolidated financial statements.
Combination with Moneda Asset Management
On December 1, 2021, we completed our combination with Moneda Asset Management SpA (“Moneda”), a leading asset manager headquartered in Chile. The transaction allowed us to solidify our position as one of the leading credit platforms in Latin America. See “Item 4. Information on the Company—A. History and Development of the Company—Our History—Combination with Moneda Asset Management” for additional information.
Agreement to Partner with Kamaroopin
On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by Pátria Investimentos Ltda.) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.) (collectively “Kamaroopin”). Our partnership was structured in two stages. The first stage included the acquisition of a 40% minority equity stake and the second stage contemplated the acquisition of the remaining 60% (see note 30 to our audited consolidated financial statements). The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. Patria currently owns 100% of Kamaroopin.
Expansion into Venture Capital
On December 1, 2022, we announced the launch of a new venture capital strategy anchored on the acquisition of Igah Partners LLC, PEVC I General Partner IV, Ltd and Igah Carry Holding Ltd., (collectively referred as “Igah Ventures” or “Igah”), one of the pioneers of the sector in Latin America. By expanding our platform to include venture capital, we seek to offer products and solutions throughout the equity investment cycle to address all stages of growth. We believe Igah’s business complements Patria’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.
Patria acquired 100% of Igah Partners LLC and Igah Carry Holding Ltd., and 13.2% of PEVC I General Partner IV, Ltd when the transaction closed in December 2022. On December 23, 2024, we entered into an agreement to acquire an additional 29.72% stake in PEVC I General Partner IV, Ltd. We now hold 42.92% of PEVC I General Partner IV, Ltd.
Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp. (“SPAC”), announced the closing of its initial public offering. The SPAC is a special purpose acquisition company incorporated in the Cayman Islands and sponsored by one of our affiliates, Patria SPAC LLC, for the purpose of effecting a business combination with one or more businesses with a focus in Latin America. The registration statement on Form S-1 (File No. 333-254498) relating to the securities referred to therein and subsequently amended has been filed with the SEC and declared effective on March 9, 2022. For further details, see notes 5, 12(d) and 20(c) to our audited consolidated financial statements.
On June 12, 2023, the SPAC held an extraordinary general meeting of its shareholders (the “2023 Extraordinary General Meeting”). At the 2023 Extraordinary General Meeting, the SPAC shareholders approved amendments to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the SPAC had to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024 (the “Articles Extension Date”), in addition to other proposals. As a result, the SPAC had up to June 14, 2024 to consummate its initial business combination.
On June 12, 2024, the SPAC held another extraordinary general meeting of the SPAC’s shareholders (the “2024 Extraordinary General Meeting”). At the 2024 Extraordinary General Meeting, the SPAC’s shareholders approved the Extension Amendment Proposal to amend, by way of a special resolution, the SPAC’s Articles, as set forth in the Trust Agreement dated as of March 9, 2022 by and between the SPAC and the Trustee, the Termination Date by which the SPAC has to consummate a Business Combination. As a result, the Termination Date could be extended on a monthly basis, for up to fifteen times, from June 14, 2024 (the date which was 27 months from the closing date of the SPAC’s IPO) until no later than September 14, 2025 (the date which would be 42 months from the closing date of the SPAC’s IPO), unless the closing of a Business Combination occurred prior to such date.
On March 10, 2025, the SPAC received a written notice from the Listing Qualifications Department of the Nasdaq Stock Market indicating that the SPAC’s securities would be delisted from the Nasdaq Global Market at the opening of business on March 17, 2025 as it did not complete a business combination within 36 months of the effectiveness of its IPO registration statement. As a consequence of the delisting from Nasdaq, the board of directors is currently actively evaluating alternatives, including the potential for relisting the SPAC’s securities on the OTCQB Market. The board is assessing the applicable eligibility requirements, disclosure obligations, and timing considerations associated with such a transition, with the objective of maintaining trading liquidity and preserving shareholder value.
Patria Real Estate
Acquisition of VBI Real Estate in Brazil
On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A. (“VBI Real Estate” or “VBI”) one of the leading independent alternative real estate asset managers in Brazil. The transaction was structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for a cash consideration, plus the contribution of Patria’s two existing Brazilian REIT vehicles. The second stage was concluded on August 1, 2024, when we exercised our call option and acquired the remaining 50% stake of VBI. As a result, Patria currently owns 100% of VBI.
Acquisition of Credit Suisse’s Real Estate Business in Brazil
On December 6, 2023, we announced that we had entered into an agreement to acquire Credit Suisse Hedging-Griffo’s Real Estate investment funds business unit in Brazil (“CSHG Real Estate”). The transaction closed on March 8, 2024 and the transfer of the last acquired fund was completed on July 22, 2024. This business was combined with VBI to form our Brazilian Real Estate business.
Patria Asset Management ("PAM") - Business Arrangement with Bancolombia in Colombia
On July 5, 2023, we announced that we had entered into a business arrangement with Bancolombia, a leading full-service financial conglomerate incorporated in Colombia, to expand our real estate capabilities into Colombia and leverage our private markets expertise to offer access to alternative investment products to Colombian investors. The transaction closed on November 1, 2023. Patria holds 51% of PAM with the remaining 49% being held by Bancolombia.
Acquisition of Nexus in Colombia
On June 5, 2024, we entered into an agreement to acquire Nexus Capital Partners S.A.S. (“Nexus”), one of the top independent alternative real estate asset managers in Colombia, operating since 2008. The transaction was structured in two stages. The first tranche of the Nexus acquisition was signed on June 5, 2024, and closed on July 16, 2024, whereas the second tranche was signed on July 16, 2024 and closed on August 26, 2024.
Patria Global Private Markets Solutions
On October 16, 2023, we announced an agreement to acquire the carved-out private equity solutions business from abrdn Inc. (“abrdn”), based in Edinburgh, Scotland. The acquisition closed on April 26, 2024. abrdn’s business focuses on primary, secondary, and co-investment middle market private equity investments in both commingled and separately managed account (“SMA”) vehicles, as well as a private equity investment trust listed on the London Stock Exchange. The combination of abrdn’s business with certain of our feeder funds that direct Latin American capital to global private markets, formed a new vertical named Global Private Markets Solutions (“GPMS”). This new vertical both enhances our ability to serve as a gateway for Latin American investors to access global private markets, while expanding our investment footprint into developed markets in the fast-growing alternative solutions market.
Other Corporate Events in Brazil
Business Combination regarding Tria
On April 2, 2024, we closed a transaction to acquire a 66.67% interest in Tria Comercializadora de Energia S.A. (“Tria”). The business combination is a joined effort between Patria and four individuals well respected within the energy sector establishing an energy trading company.
This new separate energy trading company was created to access a high-growth opportunity we see in a fragmented sector with compelling fundamentals. Overtime, our goal is to develop Tria into an asset management business with the intention to raise private credit vehicles to fund power generators and consumers with energy backed contracts.
Transfer of Helius’ Funds
On July 10, 2024, we entered into an agreement with Helius Capital Gestão de Recursos S.A. (“Helius”), a small Brazilian independent asset manager focused on long-biased strategy for the assignment of the management of its funds to Patria. The transaction also involved the hiring of Mr. William Leite as the new portfolio manager of our Public Equities team. The transfer of Helius funds was concluded on September 12, 2024 and the transaction closed on September 13, 2024.

Patria Investments Limited	1

Corporate Structure and Ownership
As of December 31, 2024, we had a total of 153,586,168 common shares issued and outstanding, consisting of 81,900,000 Class B common shares beneficially owned by Patria Holdings, 11,045,430 Class B common shares beneficially owned by entities controlled by certain Moneda partners, and 60,640,738 Class A common shares beneficially owned by our shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
The following chart shows our corporate structure and equity ownership as of April 30, 2025, after giving effect to our corporate reorganizations, acquisitions and business combinations. This chart is provided for illustrative purposes only and does not show all of the legal entities:

(1)24,437,198 Class B common shares of the 81,900,000 Class B common shares beneficially owned by Patria Holdings Limited are held by SPV PHL, which is a wholly owned subsidiary of Patria Holdings Limited.
(2)References to (A) stand for Class A common shares, (B) stand for Class B common shares, and (*) stand for voting power.

Patria Investments Limited	2

Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Fee Related Earnings and Distributable Earnings information, which are Non-GAAP measures. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure.
Fee Related Earnings
Fee Related Earnings (“FRE”), is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive, and other ancillary fees, net of rebates and related taxes, less personnel and administrative expenses, adjusted for brand amortization, and amortization of placement agents fees, excluding the impacts of equity-based compensation, carried interest allocation, deferred and contingent consideration, transaction costs, and nonrecurring expenses. FRE includes base compensation (salaries and wages) in fixed amounts and variable compensation in the form of discretionary cash bonuses, which are awarded based on each individual’s performance upon consideration of a number of qualitative and quantitative factors. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they represent a source of revenues that is measured and received on a recurring basis and is not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.
The table below presents more information on our FRE:

	For the Years Ended December 31
	2024	2023	2022	Change 2024/2023	Change 2023/2022
	(in US$ millions)
Revenue from management fees(1)	292.4	245.6	220.6	46.8	25.0
Revenue from incentive fees	13.8	4.1	6.1	9.7	(2.0)
Other Fee Revenues	10.4	2.7	4.2	7.7	(1.5)
Taxes on revenues	(6.5)	(5.0)	(3.7)	(1.5)	(1.3)
Rebate fees	(9.3)	—	—	(9.3)	—
Personnel expenses(2)	(138.5)	(125.1)	(103.9)	(13.4)	(21.2)
(-) Long-term employee benefit (3)	20.2	14.6	3.5	5.6	11.1
(-) Carried interest allocation(4)	20.9	25.3	10.2	(4.4)	15.1
(-) Deferred and contingent consideration	11.2	23.0	24.4	(11.8)	(1.4)
(-) Other transaction costs	3.7	2.2	0.5	1.5	1.7
Amortization of intangible assets(6)	(1.5)	(0.8)	(0.4)	(0.7)	(0.4)
Administrative expenses	(45.1)	(38.1)	(30.8)	(7.0)	(7.3)
(-) Rebate fees	—	6.5	3.9	(6.5)	2.6
(-) SPAC expenses and transaction costs	1.1	1.1	0.8	—	0.3
Placement fees amortization and rebates	(2.7)	(8.4)	(5.3)	5.7	(3.1)
Fee Related Earnings (FRE)	170.1	147.7	130.0	22.4	17.7

Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.
(1)Revenue from management fees consist of fee revenue from managing an investment fund in our portfolio, which are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant limited partnership agreement (“LPA”), or private placement memorandum, (“PPM”). Such revenue increased from prior year due to (a) management fees earned by acquired businesses and (b) management fee revenue commencing in 2023 from newly launched investment fund Private Equity Fund VII.
(2)Personnel expenses consist of (1) fixed compensation costs comprised of salaries and wages, (2) variable compensation costs including partners and employee rewards, bonuses and profit sharing, (3) social security contribution and payroll taxes and (4) other short- and long-term benefits. The increase is mainly a result of the acquired businesses.
(3)Long-term employee benefits consist of the equity-based compensation and long term employee benefits, including Officers’ Fund tracking shares, IPO’s share-based incentive plan, and legacy strategic bonus from acquired business.
(4)Carried interest allocation refers to our employees’ right to up to 35% of the performance fees recognized from investments funds. As of December 31, 2024, we had a payable balance of US$ 37.3 million (US$ 5.4 million non-current), primarily related to performance fees recognized from Patria Infrastructure Fund III.
(5)Deferred and contingent consideration consists of consideration expected to be paid to former shareholders of Moneda and CSHG Real Estate in exchange for future services as employees. We account for this consideration as a compensation expense as the employees render services. For the year ended December 31, 2024, US$11.2 million was recognized as an expense.
(6)Amortization of software.

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
Distributable Earnings
Distributable Earnings (“DE”), is used to assess our performance and capabilities to distribute dividends to shareholders and reinvest in the company. DE is calculated as FRE less current income tax expense, plus net realized performance fees, net financial income/(expenses), and other income/(expenses) adjusted to exclude IPO related expenses, transaction costs, including changes to deferred and contingent considerations, gross obligation, options, warrants, SPAC’s results, share of equity-accounted earnings, and other non-recurring expenses. DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations—Distributable Earnings (DE)” for our reconciliation of DE.
The following table presents more information on our DE:

	For the Years Ended December 31,
	2024	2023	2022	Change 2024/2023	Change 2023/2022
	(in US$ millions)
Fee Related Earnings (FRE)	170.1	147.7	130.0	22.4	17.7
Revenue from performance fees	62.7	74.1	30.4	(11.4)	43.7
Taxes on revenue—performance fees	(0.4)	(1.4)	(1.2)	1.0	(0.2)
Carried interest allocation	(20.9)	(25.3)	(10.2)	4.4	(15.1)
Other income/(expenses)	(50.4)	(18.6)	(9.3)	(31.8)	(9.3)
Other transaction costs	30.2	9.5	6.7	20.7	2.8
Deferred and contingent consideration	21.7	(8.6)	(11.6)	30.3	3.0
SPAC expenses and transaction costs	—	6.2	10.6	(6.2)	(4.4)
Gross obligation - unwinding	(3.1)	11.7	3.5	(14.8)	8.2
Net financial income/(expense)	(20.6)	(1.6)	8.1	(19.0)	(9.7)
Derivative financial instruments	5.8	3.2	(3.2)	2.6	6.4
Share of equity-accounted earnings	(0.3)	(0.1)	(2.3)	(0.2)	2.2
Unrealized financial (income) / expenses	5.6	(0.9)	2.2	6.5	(3.1)
Other financing cost	1.9	—	0	1.9	—
Current income tax expense	(13.1)	(9.6)	(6.5)	(3.5)	(3.1)
Distributable Earnings (DE)	189.2	186.3	147.1	2.9	39.2

Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.
FRE and DE are measures of profitability and have certain limitations in that they do not take into consideration certain items included under IFRS. Such measures may not be comparable to similarly titled measures used by other companies and is not a measure of performance calculated in accordance with IFRS. FRE and DE should not be considered in isolation or as a substitute for net income or other income data prepared in accordance with IFRS. The use of such measures without consideration of related IFRS measures is not adequate due to the adjustments described above. Our management compensates for these limitations by using FRE and DE as supplemental measures to IFRS results, to provide a more complete understanding of our performance as management measures it. A reconciliation of FRE and DE to their respective most directly comparable IFRS measure of net income before income tax can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations.” For further information on why our management chooses to use these Non-GAAP financial measures, and on the limits of using these Non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”
Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance
Assets Under Management, ("AUM") refers to the total capital funds managed by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, our AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) unfunded capital, which is the difference between committed and called capital. The Net asset value (“NAV”), equals total assets minus total liabilities. Committed capital corresponds to the amount which investors have agreed to contribute to an investment fund. Called capital corresponds to the portion of the committed capital called by the fund to make investments or cover expenses, such as management fees.
Our AUM measure includes assets for which we charge nominal or no fees, and is intended to reflect the overall size of our business and products. This definition of AUM is not derived from any specific provisions in our operating agreement or fund management agreements. Due to variations in investment strategies and organizational structures across alternative investment managers, our AUM calculation may differ from those used by others. As a result, this measure may not be directly comparable to similar metrics presented by other firms. We believe our AUM measure provides valuable insight by highlighting our capital raising activities efforts and the growth trajectory of our business. It illustrates the evolution of our business in terms of size, products, and revenue generating potential, particularly when analyzed by product category.
Fee earning assets under management ("FEAUM") is measured as the total capital managed by us on which we derive management fees at a given time. Management fees are based on NAV adjusted cost of all unrealized portfolio investments, capital commitments, or invested capital plus reserved capital (if applicable), each as defined in the applicable management agreement.
Our Net Accrued Performance Fees balance, as of the reporting date, reflects the amount Patria would receive as realized performance fees net of related compensation and revenue taxes if all eligible funds were fully divested at their marks/valuations at the same reporting date.

Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain financial services industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and financial services industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the financial services industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”), the Brazilian Power Research Company (Empresa de Pesquisa Energetica), the Brazilian Association of Food Industries (Associação Brasileira da Indústria de Alimentos), the Bank for International Settlements, DERA/SEC, the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada) (“CEPEA”), the Luiz de Queiroz Agriculture College (Escola Superior de Agricultura Luiz de Queiroz) (“ESALQ”), the Federal Reserve, the International Monetary Fund, the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados) (“SUSEP”), the Organization for Economic Co-operation and Development (“OECD”), the World Bank, as well as private sources, such as the Alternative Credit Council, the Brazilian stock exchange (B3 S.A.—Brasil, Bolsa, Balcão) (“B3”), Bain & Company, Boston Consulting Group (“BCG”), Brian & Company, CAIA Association, Cambridge Associates, Campden Wealth, the Economist Intelligence Unit (“EIU”), Ernst & Young (“EY”), the Financial Times newspaper, Greenhill, Hamilton Lane, ILOS—Logistics and Supply Chain Specialists, KPMG, McKinsey, Morningstar, Morgan Stanley, Oliver Wyman, Platform research, Preqin, PricewaterhouseCoopers (“PwC”), Reuters, The Bertelsmann Stiftung’s Transformation Index, or (“BTI”), the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital), or (“ABVCAP”), the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais), or (“ANBIMA”), the Brazilian Association of Pension Funds (Associação Brasileira das Entidades Fechadas de Previdência Complementar), or (“ABRAPP”), the Brazilian Economic Institute of Fundação Getulio Vargas (Instituto Brasileiro de Economia da Fundação Getulio Vargas), or (“FGV/IBRE”) among others.
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

Patria Investments Limited	3

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
Forward-looking statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3. Key Information—D. Risk Factors” in this annual report. These risks and uncertainties include factors relating to:
•general economic, financial, political, demographic and business conditions in the jurisdictions in which we operate and conduct our activities, as well as any other macroeconomic factors in the countries we may serve in the future and their impact on our business;
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
•fluctuations in exchange rates, interest and inflation in Latin America, in Europe and any other countries we may serve in the future;
•our ability to find suitable assets for investment;
•our ability to manage operations at our current size or manage growth effectively;
•our ability to successfully expand in Latin America, in Europe and other new markets;
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
•changes in the laws and regulations applicable to the private investment market in countries in Latin America, in Europe, and in the other countries we operate;
•climate change and our ability to assess the climate related risks we face, as well as those applicable to the funds under our management;
•macroeconomic and political conditions in countries in Latin America, the implementation of tariffs, disruptions in trade with China, the United States, in Europe or other countries, tax reform and natural disasters such as earthquakes and floods in the region;
•risk associated with our international operations;
•our ability to compete and conduct our business in the future;
•changes in our businesses;
•government interventions, resulting in changes in the economy, taxes, rates or regulatory environment;
•our ability to effectively market and maintain a positive brand image;
•the availability and effective operation of management information systems and other technology;
•our ability to comply with applicable cybersecurity, privacy and data protection laws and regulations;

Patria Investments Limited	4

•changes in client demands and preferences and technological advances, and our ability to innovate to respond to such changes;
•our ability to attract and maintain the services of our senior management and key employees;
•the impact of an outbreak. pandemics, epidemics and similar crises, on general economic and business conditions in Latin America, in Europe and globally, and any restrictive measures imposed by governmental authorities in response thereto;
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

Patria Investments Limited	5

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
A.    Directors and Senior Management
Not applicable.
B.    Advisers
Not applicable.
C.    Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
A.    Offer Statistics
Not applicable.
B.    Method and Expected Timetable
Not applicable.
ITEM 3. KEY INFORMATION
A.    [Reserved]
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

Patria Investments Limited	6

D.    Risk Factors
Summary of Risk Factors
An investment in our Class A common shares is subject to a number of risks, including risks relating to our business and industry, risks relating to the countries in which we operate, activities of the funds managed and their portfolio companies, and risks relating to our Class A common shares. The following list summarizes some, but not all, of these risks. Please read the information in the section entitled “Detailed Risk Factors” for a more thorough description of these and other risks.
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
•An increase in interest rates and other changes in the debt financing markets could negatively impact the ability of our funds and their portfolio companies to obtain attractive financing or refinancing and could increase the cost of such financing if it is obtained, which could lead to lower-yielding investments and potentially decrease our net income. If our funds and other vehicles are unable to obtain committed debt financing for potential investments and acquisitions, or can only obtain debt financing at an increased interest rate or on unfavorable terms or if the ability to deduct corporate interest expense is substantially limited, our funds may face increased competition from strategic buyers of assets who may have an overall lower cost of capital or the ability to benefit from a higher amount of cost savings following an acquisition, or may have difficulty completing otherwise profitable acquisitions or may generate profits that are lower than would otherwise be the case, each of which could lead to a decrease in our revenues.
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
•In addition to traditional physical and transitional risks, climate change can create other risks that are gaining increasing social, regulatory, economic and political relevance globally. Our efforts may not be successful in mitigating the climate-related risks arising from the increased focus, pace, breadth, and depth of regulatory expectations requiring implementation in short time frames across multiple jurisdictions and from changes in public policy, laws, and regulations of climate change and related environmental sustainability matters which could affect investments made by our funds.
•The occurrence of a natural disaster, widespread health epidemic, pandemics or other outbreaks could adversely impact the performance of investments made by managed funds, as well as the results of operations causing a slowdown in capital raising, capital deployment and realization activity.

Patria Investments Limited	7

•Our success depends on retaining skilled senior executives and key personnel, as their expertise, reputation, and business relationships are crucial for investment performance, asset management, and growth. Losing them could negatively impact revenue, profitability, and operational continuity. Cybersecurity threats, system failures, and regulatory risks could jeopardize our operations, financial stability, and reputation, impacting confidential data, investment security, and compliance efforts.
•Cybersecurity threats, system failures, and regulatory risks could jeopardize our operations, financial stability, and reputation, impacting confidential data, investment security, and compliance efforts.
Certain Factors Relating to the Countries in Which We Operate
•Governments have a high degree of influence in Brazil, Chile, Colombia, and in other economies in which we operate. The effects of this influence and political and economic conditions could harm us and the trading price of our Class A common shares. In addition, recent economic and political instability in Brazil, Chile, and Colombia in general has led to a negative perception of these economies and higher volatility in the securities markets, which also may adversely affect us and our Class A common shares.
•Developments and the perceptions of risks in emerging market countries, the United States, Europe, or other regions may harm the economies of countries in which we operate and affect the trading price of our Class A common shares. Crises and political instability in these regions, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies like ours, including our Class A common shares.
•The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares. Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.
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
•Exchange rate instability may have adverse effects on the economies of the countries in which we operate, our business and the trading price of our Class A common shares. Governments in Latin America have implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.
Certain Factors Relating to Our Class A Common Shares
•Patria Holdings owns the majority of our issued and outstanding Class B common shares in addition to some Class A common shares, which together represent approximately 82.4% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
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

Patria Investments Limited	8

Detailed Risk Factors
Certain Factors Relating to Our Business and Industry
Difficult market and geopolitical conditions can adversely affect our business in many ways, each of which could materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition.
Our business is materially affected by financial market and economic conditions and events throughout the world that are outside our control. We may not be able to or may choose not to manage our exposure to these conditions and/or events. Such conditions and/or events can adversely affect our business in many ways, including by reducing the ability of our funds to raise or deploy capital, reducing the value or performance of the investments made by our funds and making it more difficult to fund opportunities for our funds to exist and realize value from existing investment. This could in turn materially reduce our revenue, earnings and cash flow and adversely affect our financial prospects and condition. In addition, in the face of a difficult market or economic environment, we may need to reduce our fixed costs and other expenses in order to maintain profitability, including by cutting back or eliminating the use of certain services or service providers, or terminating the employment of a significant number of our personnel that, in each case, could be important to our business and without which our operating results could be adversely affected. A failure to manage or reduce our costs and other expenses within a time frame sufficient to match any decrease in profitability would adversely affect our operating performance.
Turmoil in the global financial markets driven by factors such as rising interest rates, inflation, and events such as the recent COVID-19 pandemic can provoke significant volatility of equity and debt securities prices. This can have a material and rapid impact on our mark-to-market valuations, particularly with respect to our public holdings and credit investments. As publicly traded equity securities may represent a proportion of the assets of many of our carry funds, stock market volatility, including a sharp decline in the stock market may adversely affect our results, including our revenues and net income. In addition, our public equity holdings have at times been concentrated in a few positions, thereby making our unrealized mark-to-market valuations particularly sensitive to sharp changes in the price of any of these positions. Further, although the equity markets are not the only means by which we exit investments, should we experience another period of challenging equity markets, our funds may experience increased difficulty in realizing value from investments.
Certain trends and conditions in financial markets may influence our ability to raise new capital which may negatively impact our growth in AUM and Revenues. For example, the direction of interest rates in individual countries may impact the level of demand from local investors for certain investment products. In periods of higher interest rates, it may be more difficult for us to raise new capital in strategies targeting local investors. Likewise changes in the actual or target asset allocations of our investors, driven by factors such as a sudden drop to public equity markets or adjustments to risk profiles, could temporarily or permanently impact their ability to make new commitments to our funds.
Geopolitical concerns and other global events, including, without limitation, trade conflict, national and international political circumstances (including wars, terrorist acts or security operations) and pandemics or other severe public health events, have contributed and may continue to contribute to volatility in global equity and debt markets. The past few years brought significant geopolitical concerns, including, among other things, continued trade tensions, most notably between China and the U.S., resulting from the implementation of tariffs by the U.S. and retaliatory tariffs by other countries on the U.S., ongoing hostilities in the Middle East and the possibility of their escalation, political tension and uncertainty in Latin America and the wars between Russia and Ukraine and between Israel and Hamas. Such concerns have contributed and may continue to contribute to volatility in global equity and debt markets.

Patria Investments Limited	9

The U.S. government has indicated its intent to adopt a new approach to trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also initiated or is considering the imposition of tariffs on certain foreign goods. Changes in U.S. trade policy could result in other countries adopting responsive trade policies, which could affect us and the businesses of the portfolio companies of the funds we manage. In that connection, certain countries subject to those changes have expressed an intent to impose similar measures in return. We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact the global economy, which in turn could adversely impact our business, financial condition and results of operations.
In addition to the factors described above, other factors described herein may affect market, economic and geopolitical conditions, and thereby adversely affect our business include, without limitation:
•economic slowdown;
•changes in interest rates and/or a lack of availability of credit;
•commodity price volatility;
•foreign exchange volatility;
•public health crises; and
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

Patria Investments Limited	10

The ongoing military conflicts between Russia and Ukraine and Israel and Hamas may have repercussions on the world’s geopolitical and economic scenarios.
The ongoing military conflict between Russia and Ukraine has provoked strong reactions from the United States, the U.K., the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization, or (“NATO”). Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the U.K., the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets, limiting its ability to access its dollar reserves, the U.S., the EU and the U.K. have also banned people and businesses from dealings with the Russian central bank, its finance ministry and its wealth funds, selected Russian banks will also be removed from Swift messaging system, which enables the smooth transfer of money across borders. Other sanctions by the U.K. include major Russian banks from the U.K. financial system, stopping them from accessing sterling and clearing payments, preventing major Russian companies and the country from raising finances or borrowing money on the U.K. markets, and establishing limits on deposits Russians can make at U.K. banks. The U.S., the EU and the U.K. adopted personal measures, such as sanctions on individuals with close ties to Mr. Putin, and placed visa restrictions on several oligarchs, as well as their family members and close associates, and froze their assets.
While the precise effect of the ongoing armed conflict and these sanctions on the Russian and global economies remains uncertain, should tensions continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, increases in prices of commodities, including piped gas, oil and agricultural goods, among others. Given that Russia and Ukraine are among the largest grain exporters in the world, impacts on financial markets, inflation, interest rates, unemployment and other matters could affect the global economy.
In October 2023, the state of Israel was the target of an attack by the terrorist group Hamas, which led to the death of a number of civilians. As a result, Israel declared war on Hamas and conflicts commenced in Israel and the Gaza strip. The conflict is still ongoing, some world leaders have declared support to Israel, including through the commitment of funds and military personnel and capabilities. It is unclear whether the conflict and its underlying uncertainties will be contained or resolved in the near future, and what effects they may have on the global political and economic conditions in the medium and long term.
Other potential consequences include, but are not limited to, growth in the number of popular uprisings in the affected regions, increased political discontent, especially in the regions most affected by the conflict or economic sanctions, an increase in cyberterrorism activities and attacks, exodus to regions close to the areas of conflict and an increase in the number of refugees fleeing across Europe, among other unforeseen social and humanitarian effects and potential crisis.
As a company that operates globally, the adverse effects — global or localized — of the ongoing conflicts, and/or economic sanctions and import and/or export controls imposed by the United States, the U.K., the EU or others, could materially affect our operations, expansion plans, and ultimately our results. See “— We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations in Brazil, Chile, the United States, the United Kingdom, Colombia, the Cayman Islands and in the various countries where we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.”

Patria Investments Limited	11

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

Patria Investments Limited	12

Beginning in 2022, the global markets experienced significant increases in interest rates, which impact the interest rates applicable to public and private debt financings. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. In April 2024, Republic Bank was closed by the Pennsylvania Department of Banking and Securities. The FDIC was named Receiver. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our ability to obtain financing, and on our current and projected business operations and our financial condition and results of operations. Any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. An increase in interest rates may also adversely impact the profitability and return on projects we consider, and may cause us to decide not to pursue certain business opportunities.
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
We have significant liquidity requirements. Adverse market and economic conditions may negatively impact our sources of liquidity, which could, in turn, affect our financial condition and results of operations.
We expect that our primary liquidity needs will consist of cash required to:
•continue the inorganic growth of our business, including seeding new strategies, new geographies, funding our capital commitments made to existing and future funds, and otherwise supporting investment vehicles that we sponsor;
•service any contingent liabilities that may give rise to future cash payments; and
•fund cash operating expenses and contingencies, including for litigation matters.
These liquidity requirements may be significant and, in some cases, may require cash outlays over time or involve capital that will remain invested for extended periods of time. In the event that our liquidity requirements were to exceed available liquid assets for the reasons specified above or for any other reasons, there can be no assurance that we will be able to generate sufficient cash flows from realizations of investments to fund them, which could force us to sell assets or seek to raise debt or equity capital on unfavorable terms. For further discussion of our liquidity needs, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

Patria Investments Limited	13

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
We may experience material fluctuations in our results, including our revenue and net income, from quarter to quarter due to a number of other factors, including timing of realizations, changes in the valuations of our funds’ investments, changes in the amount of distributions, dividends or interest paid in respect of investments, changes in our operating expenses, the degree to which we encounter competition and general economic and market conditions. Achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn lead to large adverse movements or general increased volatility in the price of our Class A common shares.
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
We depend on our key senior executives and the ability to attract, recruit, develop and retain qualified employees which is essential to our success and growth. The loss of their services or the failure to attract, recruit, develop and retain other qualified employees would have a material adverse effect on our business, results of operations and financial condition

Patria Investments Limited	14

We depend on the efforts, skill, reputations and business contacts of our key senior executives, the information and deal flow they generate during the normal course of their activities and the synergies among the diverse fields of expertise and knowledge held by our professionals. Accordingly, our success will depend on the continued service of these individuals, who are not obligated to remain employed with us. Some key senior executives have left the firm in the past and others may do so in the future, and we cannot predict the impact that the departure of any key senior executives will have on our ability to achieve our investment objectives. For example, the governing agreements of many of our funds, such as limited partnership agreements and private placement memoranda, generally provide investors with the ability to terminate the investment period in the event that certain “key persons” in the fund do not provide the specified time commitment to the fund or our firm ceases to control the general partner. The loss of the services of any key senior executives could have a material adverse effect on our revenues, net income and cash flows and could harm our ability to maintain or grow assets under management in existing funds or raise additional funds in the future. We have historically relied in part on the interests of these professionals in the investment funds’ performance fees and incentive fees to discourage them from leaving the firm.
Our senior executives and other key personnel possess substantial experience and expertise and have strong business relationships with investors in our funds, clients and other members of the business community. As a result, the loss of these personnel could jeopardize our relationships with investors in our funds, our clients and members of the business community and result in the reduction of assets under management or fewer investment opportunities.
Furthermore, in order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of senior executives and other key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that our qualified employees will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.
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

Patria Investments Limited	15

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
Our plan is to continue to grow our investment businesses and expand into new investment strategies, geographic markets and businesses. Our organizational documents do not limit us to investment management businesses. Accordingly, we have pursued and may continue to pursue growth through acquisitions of asset managers and other investment management companies, acquisitions of critical business partners, or other strategic initiatives. To the extent we make strategic investments or acquisitions, undertake other strategic initiatives or enter into a new line of business, we will face numerous risks and uncertainties, including risks associated with (1) the required investment of capital and other resources, (2) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, (3) the diversion of management’s attention from our core businesses, (4) assumption of liabilities in any acquired business, (5) the disruption of our ongoing businesses, (6) the increasing demands on or issues related to the combining or integrating operational and management systems and controls, (7) compliance with additional regulatory requirements and (8) the broadening of our geographic footprint, including the risks associated with conducting operations in several jurisdictions.

Patria Investments Limited	16

Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation, including tax and regulatory risk. For example, we have increasingly undertaken business initiatives to offer credit funds and publicly-traded real estate funds (known in Brazil as a Fundo de Investimento Imobiliário, or “FII”) and to increase the number and type of investment products we offer to family offices and high net worth individuals. These activities have and will continue to impose additional compliance burdens on us and could also subject us to enhanced regulatory scrutiny and expose us to greater reputation and litigation risks. In addition, if a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations or to successfully overcome the challenges we may face in expanding into new geographic regions our results of operations will be adversely affected. Our strategic initiatives may include, among other things, initiatives seeking to expand our and our portfolio companies’ management capabilities, which require a robust legal and compliance framework, and entry into joint ventures, which may require us to be dependent on, and subject us to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

We may not be successful in expanding our operations, which could adversely affect our business, results of operations and financial condition.
We currently operate and may operate in the future in regions where we have little or no experience, and we may not be able to expand our investment activities in these markets successfully. As we expand our operations into new markets, including new geographies, we may have difficulty adapting to unknown circumstances and conditions. We may seek to expand our operations globally, including new geographies, through acquisitions of asset managers and other investment management companies in the region, which may be financed using a portion of the proceeds of our initial public offering, a portion of our retained earnings, or through other sources of financing. In order to remain competitive, we must be proactive and prepared to implement necessary resources when growth opportunities present themselves, whether as a result of a business acquisition or rapidly increasing business activities in particular markets or regions. Local regulatory environments may vary widely in terms of scope, adequacy and sophistication. We may also encounter other risks of doing business in other jurisdictions, including: (1) difficulties and costs associated with complying with a variety of complex domestic and foreign laws, regulations and treaties; (2) changes in legislative or regulatory requirements; (3) price and currency exchange controls; (4) political instability, including nationalization and expropriation; (5) trade restrictions, including timing delays associated with customs procedures, tariffs and import or export licensing requirements; (6) taxes; and (7) difficulties in enforcing our intellectual property rights. We cannot assure you that the political, fiscal or legal regimes in the countries in which we operate or expect to operate, will not increase our compliance costs or otherwise adversely affect our geographic expansion efforts, which may harm our results of operations or financial conditions. See “—We expect to continue to make investments in companies that are based in Latin America, which may expose us to additional risks not typically associated with investing in companies that are based in the United States and Europe.” No assurance can be provided that we will be able to obtain capital resources to fund our expansion strategy on acceptable terms or at all. If we are not successful in implementing or funding our expansion strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.

Patria Investments Limited	17

If we are unable to consummate or successfully integrate additional development opportunities, acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.
Our growth strategy is based, in part, on the selective development or acquisition of asset management portfolios, businesses or other businesses complementary to our business where we think we can add substantial value or generate substantial returns. The success of this strategy will depend on, among other things: (1) the availability of suitable opportunities, (2) the level of competition from other companies that may have greater financial resources, (3) our ability to value potential development or acquisition opportunities accurately and negotiate acceptable terms for those opportunities, (4) our ability to obtain requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays and (5) our ability to identify and enter into mutually beneficial relationships with venture partners. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new businesses. If we are not successful in implementing our growth strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.
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
Furthermore, all the jurisdictions in which we operate have enacted rules on transfer pricing that require transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopt the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022, later converted into Law No. 14,596/2023, was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. These provisions became effective as of January 2024, except for taxpayers who chose to apply these rules in 2023.
We regularly obtain advice regarding, inter alia, transfer pricing from external tax advisors. We seek to ensure that transactions conducted between and among us and our subsidiaries, including, but not limited to, provision of marketing, investor relations, investment advisory and business support services, are made on a commercial basis and consistent with the arm’s length principle as set forth under the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-Operation and Development (the “OECD Guidelines”), as well as local legislation of the entities involved in the controlled transactions. However, we are subject to the risk that tax authorities in the jurisdictions in which we operate could dispute our practices, which could adversely affect our business.

Patria Investments Limited	18

As a consequence of globalization and growing world trade, tax authorities worldwide have increased their focus on transfer pricing with respect to cross border transactions, as part of protecting their respective country’s tax base. In the event the tax authorities in the jurisdictions where we operate consider the pricing not to be on arm’s-length terms and were to succeed with such claims, this could result in an increased tax cost, including tax surcharges and interest.
There can be no assurance that we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could subject United States investors in our Class A common shares to significant adverse U.S. federal income tax consequences.
Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which either (1) 75% or more of our gross income consists of “passive income”, or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of “passive income.” For this purpose, subject to certain exceptions, passive income includes interest, dividends, rents, gains from the sale or exchange of property that gives rise to such income, gains from the sale of partnership interests and gains from transactions in commodities. We do not believe we were a PFIC for our 2024 taxable year. However, there can be no assurance that the Internal Revenue Service (the “IRS”), will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2025 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year.
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

Patria Investments Limited	19

There has been an increase in the frequency and sophistication of the cyber and security threats we face, with attacks ranging from those common to businesses generally to those that are more advanced and persistent, which may target us because, as an alternative asset management firm, we hold a significant amount of confidential and sensitive information about our investors, our portfolio companies and potential investments. As a result, we may face a heightened risk of a security breach or disruption with respect to this information. There can be no assurance that measures we take to ensure the integrity of our systems will provide protection, especially because cyberattack techniques change frequently or are not recognized until successful. Any integration of artificial intelligence ("AI") in our or any third party’s operations is expected to pose new or unknown cybersecurity risks and challenges. If our systems are compromised, do not operate properly or are disabled, or if we fail to provide the appropriate regulatory or other notifications in a timely manner, we could suffer financial loss, a disruption of our businesses, liability to our investment funds and fund investors, regulatory intervention or reputational damage. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means.
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
Cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including, as examples the General Data Protection Regulation (“GDPR”), in the European Union that went into effect in May 2018 and the Brazilian Data Protection Act (Lei Geral de Proteção de Dados) (“LGPD”), that went into effect in September 2020. See “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.” Some jurisdictions have also enacted laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.
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
Our portfolio companies also rely on data processing systems and the secure processing, storage and transmission of information, including payment and health information. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. Our funds may invest in strategic assets having a national or regional profile or in infrastructure, the nature of which could expose them to a greater risk of being subject to a terrorist attack or security breach than other assets or businesses, or to restrictions to the circulation of products or services arising from epidemics. Such an event may have material adverse consequences on our investment or assets of the same type or may require portfolio companies to increase preventative security measures or expand insurance coverage.
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

Patria Investments Limited	20

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
Further, our contractual arrangements may not effectively prevent disclosure of our confidential information or provide an adequate remedy in the event of unauthorized disclosure of our confidential information. We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. It is not possible to guarantee that non-disclosure and confidentiality agreements, or invention assignment agreements, have been concluded with all parties who may have or have had access to our trade secrets or proprietary information, or who have otherwise participated in the development of our intellectual property assets. Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete. With respect to trademarks, loss of rights may result from term expirations, owner abandonment and forfeiture or cancellation proceedings before the Brazilian Patent and Trademark Office (Instituto Nacional da Propriedade Industrial) (“INPI”) or authorities in other relevant jurisdictions. In addition, if we lose rights over registered trademarks, we would not be entitled to use such trademarks on an exclusive basis and, therefore, third parties would be able to use similar or identical trademarks to identify their products or services, as well as claim that our use of such marks infringes their intellectual property rights, which could adversely affect our business.
Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
We, the funds we manage, and their portfolio companies are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information (“PII”), and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Cayman Islands Data Protection Act and Brazilian laws such as the LGPD, a comprehensive personal data protection law establishing general principles and obligations that applies across multiple economic sectors and contractual relationships and Brazilian bank secrecy laws, as well as obligations relating to data collection and privacy laws in jurisdictions in which we operate, including, for example, the GDPR in Europe, the Data Protection Act in the UK, the Hong Kong Personal Data (Privacy) Ordinance, and equivalent laws in other countries such as Dubai, Colombia, Uruguay, United States, Chile, among others.
For instance, in Brazil the LGPD applies to individuals or legal entities, private or government entities, who process or collect personal data in Brazil or, further, when the processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. Based on the LGPD, all processing agents/legal entities are required to adapt their data processing activities to comply with this new environment. The penalties and fines for violations of the LGPD include:  daily fines, up to a maximum amount of R$50.0 million per violation, and the required deletion or restriction of access to the personal data, and/or partial or complete prohibition of processing activities. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados) (“ANPD”), the data protection regulatory body, within a reasonable time period. Moreover, the ANPD could establish other obligations related to data protection that are not described above. Similar privacy laws apply in other jurisdictions where we operate.

Patria Investments Limited	21

Global laws relating to foreign data collection and privacy are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. Any additional privacy laws or regulations enacted or approved in the jurisdictions in which we operate could seriously harm our business, financial condition or results of operations. In addition, a wide range of regulators are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in all jurisdictions where we operate.
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
Our operations are highly dependent on the information system and technology infrastructure that supports our business and on a number of external service providers for certain key market information and data, technology, processing, data centers and supporting functions.
We depend on our offices in George Town, Cayman Islands, São Paulo, Brazil, Santiago, Chile, Edinburgh, United Kingdom, and Medellin, Colombia where most of our personnel are located, for the continued operation of our business. In addition, we utilize data center hosting facilities from a third-party service provider. A disaster or a disruption in the infrastructure that supports our businesses, as a result of a cybersecurity incident, natural disasters, acts of terrorism, vandalism or sabotage or otherwise, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, including a decision to cease providing services or close a facility without adequate notice, or directly affecting our headquarters, could have a material adverse impact on our ability to continue to operate our business without interruption. Our disaster recovery and business continuity programs may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards may not be sufficient to cover all claims and might only partially reimburse us for our losses, if at all.
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
In addition, we have become increasingly reliant on third-party service providers for certain aspects of our business, including for the administration of certain funds, as well as for key market information and data, technology, data centers, processing and supporting functions, including cloud-based services. In addition to the fact that these third-party service providers could also face ongoing cyber security threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. Any interruption or deterioration in the performance of these third parties or failures or compromises of their information systems and technology could impair the operations of us and our funds and adversely affect our reputation and businesses. See “—Cybersecurity risks could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions and/or lawsuits, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations” and “—Rapidly developing and changing global privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.”

Patria Investments Limited	22

Extensive regulation of our businesses affects our activities and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.
Our business is subject to extensive regulations, including periodic examinations, by governmental agencies and self-regulatory organizations in the jurisdictions in which we operate around the world, such as the United States, Brazil, Chile, Cayman Islands, Hong Kong, Dubai (UAE), Uruguay, United Kingdom, Colombia, among others. These authorities have regulatory powers dealing with many aspects of financial services, including the authority to grant, and in specific circumstances to cancel, permissions to carry on particular activities. Many of these regulators, government agencies and self-regulatory organizations are also empowered to conduct investigations and administrative proceedings that can result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including the issuance of cease-and-desist orders, the suspension or expulsion of an investment adviser from registration or memberships or the commencement of a civil or criminal lawsuit against us or our personnel.
Moreover, the financial services industry in recent years has been the subject of heightened scrutiny, and U.S. and Brazilian regulators have specifically focused on private equity, with the UK FCA also stating its focus on supervision in Private Markets. In that connection, in recent years the SEC’s stated examination priorities have included, among other things, private equity firms’ disclosure and collection of fees and allocation of expenses, their marketing and valuation practices, allocation of investment opportunities, prevention of insider trading, and policies and procedures with respect to conflicts of interest and compliance measures customized to the actual circumstances. We are regularly subject to requests for information and informal or formal investigations by CVM, and other regulatory authorities related to the other jurisdictions in which we operate, as well as the Brazilian internal revenue service (Receita Federal do Brasil) and other tax revenue agencies, as well as self-regulating authorities, such as ANBIMA and ABVCAP, with which we routinely cooperate, and which have included review of historical practices that were previously examined. Such investigations have previously and may in the future result in deficiency letters, penalties and other sanctions.
We are currently subject to a comprehensive regulatory regime and the ongoing requirements related to our registrations in: (i) Brazil with the CVM; (ii) Chile with the Financial Markets Commission (Comisión Para el Mercado Financiero) (“CMF”),; (iii) the U.S. with the Securities and Exchange Commission (“SEC”); (iv) the United Kingdom with the Financial Conduct Authority ("FCA”); (v) the Cayman Islands with the Cayman Islands Monetary Authority (“CIMA”); Colombia with the Financial Superintendent of Colombia (Superintendencia Financiera de Colombia). Moreover, we are subject to a comprehensive regulatory regime and requirements related to our registration as a broker dealer in Uruguay before the Central Bank of Uruguay (Banco Central del Uruguay) (“BCU”).
Among the various jurisdictions where Patria operates, our business is also subject to the regulatory requirements of the Dubai Financial Securities Authority (“DFSA”) under the license to arranging deals in investments, arranging and advising on credit and advising on financial products. Moreover, in Hong Hong, we are authorized to conduct the regulated activity of dealing in securities (Type 1) under the oversight of the Securities and Futures Commission or SFC.
Actions and initiatives by the CVM, the CMF, the FCA, the CIMA, the BCU or other regulators can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our or our personnel’s activities, or changing our historic practices. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.
The occurrence of a natural disaster, widespread health epidemic, pandemics or other outbreaks could adversely impact the performance of investments made by managed funds, as well as the results of operation causing a slowdown in capital raising, capital deployment and realization activity.

Patria Investments Limited	23

Our business could be materially and adversely affected by natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortages, communication interruptions, pandemics or epidemics. For instance, the COVID-19 pandemic had a negative impact on global, regional and national economies and other pandemics, epidemics and similar crises, and governmental responses thereto may disrupt supply chains and otherwise continue to reduce international trade and business activity, and also result in an increase of unemployment rates which may decrease the flow of money into investments and increase withdrawal of funds from investment and other financial products, negatively impacting our business. This may in turn lead to changes in fair value of assets and liabilities that are recognized in our income statement. Economic slowdowns and market downturns caused by pandemics, epidemics or similar crises could also negatively impact specific portfolios through negative ratings migration and higher than expected losses, potentially leading clients to redirect investments away from us and to more traditional financial institutions, as well as reduced management fees from our asset management businesses, which are required to meet certain criteria to earn performance fees. The long-term ramifications of the COVID-19 pandemic remain uncertain, and it is hard to predict the duration of the pandemic or of other pandemics, epidemics and similar crises and their effects on the global economies where we have substantial portion of our operations.
Natural disasters, widespread health epidemics, pandemics or other outbreaks and other crises and their potential impact on the global economy may affect our ability to meet our financial targets. However, as pandemics, epidemics and similar crises may spread throughout the world, their long-term ramifications would be highly uncertain, and it would be hard to predict their duration and their effects on the global and Latin American economies and on our business.
Natural disasters, such as fires or floods, or other events, such as wars, acts of terrorism, environmental accidents, power shortages, communication interruptions, pandemics or epidemics could exacerbate many of the risks described in this annual report. We expect such events could cause a slowdown in capital raising, capital deployment and realization activity. Possible adverse impacts on our business as a result of such crises include, but are not limited to a move into a system of, at least, partial remote working by our employees, which could introduce operational risks, including heightened cybersecurity risk. Remote working environments may be less secure and more susceptible to hacking attacks, including phishing and social engineering attempts that seek to exploit this scenario. In addition, third-party service providers on whom we have become increasingly reliant for certain aspects of our business, including for the administration of certain funds, as well as for certain information systems and technology could be impacted by failures of, or attacks on, their information systems and technology.
We are exposed to certain risks that are particular to investing in emerging and other markets.
In maintaining significant investment exposure, in emerging markets in Latin America, we are subject to political, economic, legal, operational and other risks that are inherent to operating and investing in these countries. These risks range from difficulties in settling transactions in emerging markets due to possible nationalization, expropriation, price controls and other restrictive governmental actions. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into U.S. dollars or other currencies, or to take those dollars or other currencies out of those countries.
Political developments in Latin America, including government deadlock, material changes to the constitution, political instability and civil strife could impact our operations and have a material adverse effect on our business, financial condition, and results of operations.

Patria Investments Limited	24

We rely on complex exemptions from statutes in conducting our asset management activities.
We regularly rely on exemptions from various requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting our asset management activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. For example, the “bad actor” disqualification provisions of Rule 506 of Regulation D under the Securities Act ban an issuer from offering or selling securities pursuant to the safe harbor rule in Rule 506 if the issuer or any other “covered person” is the subject of a criminal, regulatory or court order or other “disqualifying event” under the rule which has not been waived. The definition of “covered person” includes an issuer’s directors, general partners, managing members and executive officers; affiliates who are also issuing securities in the offering; beneficial owners of 20% or more of the issuer’s outstanding equity securities; and promoters and persons compensated for soliciting investors in the offering. Accordingly, our ability to rely on Rule 506 to offer or sell securities would be impaired if we or any “covered person” is the subject of a disqualifying event under the rule and we are unable to obtain a waiver. The requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our investment funds and are not designed to protect the holders of our Class A common shares. Consequently, these regulations often serve to limit our activities and impose burdensome compliance requirements.
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
In addition, environmental, social, and governance matters and concerns relating to the use of misleading labels and marketing materials in relation to investment products have been the subject of increased focus by regulatory authorities in the EU. For example, in 2021 requirements under Regulation (EU) 2019/2088, also known as the Sustainable Finance Disclosure Regulation ("SFDR"), came into force. The SFDR was introduced to improve transparency in the market for sustainable investment products, to prevent greenwashing and to increase transparency around sustainability claims made by, among others, fund and asset managers. In 2022, the EU Taxonomy Regulation (Regulation (EU) 2020/852) entered into force. The Taxonomy Regulation establishes a framework for classifying whether an economic activity is “environmentally sustainable.” As a result of these and other legislative initiatives, we may be required to provide additional disclosure to EU-based investors in our funds with respect to environmental, social, and governance matters.

Patria Investments Limited	25

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
In addition, authorities may, in some cases, apply legal doctrines such as piercing the corporate veil or enact legal statutes that impose joint and several liability or secondary liability, holding controlling shareholders and other companies of an economic group jointly liable for labor, social security, consumer related and environmental obligations, even in the absence of fraudulent conduct. Accordingly, our portfolio companies and our funds may be subject to judicial and administrative proceedings related to debts, contingencies or liabilities related to our portfolio companies as a whole, and we may ultimately be liable for those debts, contingencies and liabilities if we do not successfully defend ourselves in such proceedings.
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

Patria Investments Limited	26

Further, disputes might arise in relation to the business activities of the funds managed by Patria, or certain of the portfolio companies of the funds managed by Patria, or the performance of the service providers thereunder. To the extent that any client of our funds, portfolio companies, or their service providers disagrees with us on the quality of the products or services, terms and conditions of the payment or other provisions of such services, we may face claims, disputes, litigation or other proceedings initiated by such clients against us. We may incur substantial expenses and require significant attention of management in defending against these claims, regardless of their merit. We could also face damage to our reputation as a result of such claims, and our business, financial condition, results of operations and prospects could be materially and adversely affected.
We are subject to anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations in Brazil, Chile, the United States, the United Kingdom, Colombia, Uruguay, the Cayman Islands and in the various countries in which we operate. Violations of any such laws or regulations could have a material adverse impact on our reputation and results of operations and financial condition.
We operate in jurisdictions that have a high risk of corruption and we are subject to anti-corruption, anti-bribery anti-money laundering and sanctions laws and regulations, including, but not limited to, the Brazilian Federal Law No. 12,846/2013 (the “Clean Company Act”), the Brazilian Federal Law No. 9,613/1998, the United States Foreign Corrupt Practices Act of 1977 (the “FCPA”), and the Bribery Act 2010 of the United Kingdom (the “Bribery Act”), as well as the Chilean Laws No. 19,913 and No. 20,393, and the Chilean Criminal Code. Additionally, we are subject to the Colombian Laws No. 1474/2011 (Anti-Corruption Statute) and No. 1778/2016, which establish corporate liability for transnational bribery, the Uruguayan Anti-Bribery Law (Law No. 17,060), and the Cayman Islands Anti-Corruption Law, the Hong Kong Prevention of Bribery Ordinance (Cap. 201), and the United Arab Emirates (UAE) Federal Anti-Bribery and Corruption Laws, which include Federal Law No. 3 of 1987 (the UAE Penal Code) and recent amendments under Federal Law No. 31 of 2021 strengthening corporate liability for corruption-related offenses. Each of the Clean Company Act, the FCPA, the Bribery Act and the other laws describe above imposes liability against companies who engage in bribery of government officials, either directly or through intermediaries. We have a compliance program that is designed to manage the risks of doing business in light of these new and existing legal and regulatory requirements. If we, our direct or indirect shareholders, directors, officers, employees and other third-parties are not in compliance with anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations we may be subject to criminal liability, administrative and civil lawsuits, significant fines and penalties, forfeiture of significant assets, as well as reputational harm to us or to our portfolio companies.
The military actions undertaken by Russian military forces against Ukraine commencing in February 2022 resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries due to the Russian-Ukrainian War. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russian- and Ukrainian-related transactions. Our ability to engage in activity with certain consumer and institutional businesses in Russia and Ukraine or involving certain Russian or Ukrainian businesses and customers would be dependent in part upon whether such engagement is restricted under any current or expected U.S., EU, U.K. or other countries sanctions and laws. Our ability to engage would be further impaired in the event other countries were to become involved in the conflict and, as result, be subjected to sanctions or similar restrictions.
We do not have a physical presence in Russia and Ukraine and we understand that our direct exposure to the war, Russian or Ukrainian markets, investors and assets is not material and therefore does not represent a sanctions-related risk or a material risk in general. Despite the foregoing, our client base and investments are broad by nature, which means that certain of our investors have as personnel or beneficial owners certain Russian nationals, officials or individuals who might be included in certain international sanctions lists due to their proximity to or relationship with Russia and its ongoing invasion of Ukraine. Furthermore, certain of our funds hold indirect minority stakes in companies or other assets that might be subject to certain restrictions under sanctions administered by the United States or other jurisdictions. These investments do not represent the main strategy of the respective funds and represent a de minimis share of assets under management.

Patria Investments Limited	27

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
Regulators may increase enforcement of these obligations, which may require us to adjust our compliance and anti-money laundering programs, including the procedures we use to verify the identity of our clients and to monitor our transactions. In this sense, we are subject to a wide range of AML/CFT-related regulations where we operate such as Law No. 9,613/98, which was later amended by Law No. 12,683/12 in Brazil; Law 190 of 1995, which criminalizes asset laundering, and Law 1121 of 2006 and Law 1941 of 2018 in Colombia; Law No. 19,913 in Chile; AML measures of Uruguay; Anti-Money Laundering Act of 2020 and USA PATRIOT Act of 2001 in the USA; Money Laundering, Terrorist Financing and Transfer of Funds (Information on the Payer) Regulations 2017, amended in 2020 in the UK; and Proceeds of Crime (2020 Revision) and Money Laundering Regulations (2020 Revision) in Cayman Islands, among others.
Regulators may reexamine the transaction volume thresholds at which we must obtain and keep applicable records, verify identities of customers, and report any change in such thresholds to the applicable regulatory authorities, which could result in increased costs in order to comply with these legal and regulatory requirements. Costs associated with fines or enforcement actions, changes in compliance requirements, or limitations on our ability to grow could harm our business, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned products or services improvements, make it more difficult to obtain new clients and reduce the attractiveness of our products and services. As a result, allegations of improper conduct as well as negative publicity and press speculation about us or our investment advisor or investment management companies, as well as the portfolio companies of the funds we manage, or the private equity industry in general, whether or not valid, may harm our reputation, which may be more damaging to our business than to other types of businesses.
Misconduct or other improper activities, including non-compliance with regulatory standards or insider trading by our employees, consultants or subcontractors could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm. Fraud and other deceptive practices or other misconduct at our funds’ portfolio companies could similarly subject us to liability and reputational damage and also harm performance.
Our employees, consultants and subcontractors could engage in misconduct or other improper activities, including non-compliance with regulatory standards and/or requirements and insider trading. We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets managed by our asset management business. The violation of these obligations and standards by any of our employees, consultants and subcontractors would adversely affect our clients and us. Our business often requires that we deal with confidential matters of great significance to companies in which we may invest. If our employees, consultants and subcontractors were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial position and current and future business relationships. We are also exposed to risks in connection with any insider trading violations by employees or others affiliated with us. Detecting or deterring employee misconduct is not always possible, and the extensive precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees, consultants and subcontractors were to engage in misconduct or other improper activities or were to be accused of such misconduct or other improper activities, our business and our reputation could be adversely affected.

Patria Investments Limited	28

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

Patria Investments Limited	29

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
Our ability to raise capital from third-party investors depends on a number of factors, including certain factors that are outside our control. Certain factors, such as the performance of the stock market and the asset allocation rules or investment policies to which such third-party investors are subject, could inhibit or restrict the ability of third-party investors to make investments in our investment funds or the asset classes in which our investment funds invest. In addition, volatility in the valuations of investments, has in the past and may in the future affect our ability to raise capital from third-party investors. To the extent periods of volatility are coupled with a lack of realizations from investors’ existing portfolios, such investors may be left with disproportionately outsized remaining commitments to a number of investment funds, which significantly limits such investors’ ability to make new commitments to third-party managed investment funds such as those managed by us.
Our ability to raise new funds could similarly be hampered if the general appeal of alternative investments were to decline. An investment in a limited partner interest in alternative investments is more illiquid and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles. Alternative investments could also fall into disfavor as a result of concerns about liquidity and short-term performance. Such concerns could be exhibited, in particular, by public pension funds, which have historically been among the largest investors in alternative assets. Many public pension funds are significantly underfunded and their funding problems have been, and may in the future be, exacerbated by an economic downturn and/or governmental policies or measures. Concerns with liquidity could cause such public pension funds to reevaluate the appropriateness of alternative investments. Although a number of investors, including certain public pension funds, have increased their allocations to the alternative investments asset class in recent years, there is no assurance that this will continue or that our ability to raise capital from investors will not be hampered.
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

Patria Investments Limited	30

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

Patria Investments Limited	31

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

Patria Investments Limited	32

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
We may use borrowings to finance our business operations in the future. We currently have credit lines available that we plan to repay in accordance with their respective repayment schedules. We may also issue equity, which would dilute existing shareholders. Further, we may choose to repay any future borrowings using cash on hand, cash provided by our continuing operations or cash from the sale of our assets, each of which could reduce the amount of cash available to facilitate the growth and expansion of our businesses and pay dividends to our shareholders and operating expenses and other obligations as they arise. In order to obtain any future borrowings, we depend on the willingness and ability of financial institutions such as global banks to extend credit to us on favorable terms, and on our ability to access the debt and equity capital markets, which can be volatile. There is no guarantee that such financial institutions will continue to extend credit to us or that we will be able to access the capital markets to obtain borrowings.
Any debt financing obtained by us could also include restrictive covenants relating to our capital-raising activities, debt ratios, assets and other financial and operational matters. For instance, certain of our existing credit facilities contain restrictive covenants. Our ability to comply with these or other covenants may be affected by events beyond our control, and breaches of covenants could result in a default under our credit facilities and any future financing agreements into which we may enter in the future. If not waived, defaults could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable.

Patria Investments Limited	33

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
•despite periods of volatility, market conditions can at times be largely favorable, which may help to generate positive performance, particularly in our private equity, infrastructure, credit and real estate businesses, but there can be no assurance that such conditions will repeat or that our current or future investment funds will avail themselves of comparable market conditions;
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

Patria Investments Limited	34

The due diligence process that we undertake in connection with investments by our investment funds may not reveal all facts and issues that may be relevant in connection with an investment.
When evaluating a potential business or asset for investment, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to such investment. When conducting due diligence, we may be required to evaluate important and complex issues, including but not limited to those related to business, financial, credit risk, tax, accounting, ESG, anti-corruption, AML, legal and regulatory and macroeconomic trends. With respect to ESG, the nature and scope of our diligence will vary based on the investment, but may include a review of, among other things: air and water pollution, diversity, employee health and safety, accounting standards and bribery and corruption. Outside consultants, legal advisers, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts (including fraud, money laundering and/or corruption) or risks that may be necessary or helpful in evaluating such investment opportunity and we may not identify or foresee future developments that could have a material adverse effect on an investment, including, for example, potential factors, such as technological disruption of a specific company or asset, or an entire industry. Further, some matters covered by our diligence, such as ESG, are continuously evolving and we may not accurately or fully anticipate such evolution. In addition, when conducting due diligence on investments, including with respect to investments made by our funds, we rely on the resources available to us and information supplied by third parties, including information provided by the target of the investment. The information we receive from third parties may not be accurate or complete and therefore we may not have all the relevant facts and information necessary to properly assess and monitor our funds’ investment.
We expect to continue to make investments in companies that are based in Latin America, which may expose us to additional risks not typically associated with investing in companies that are based in the United States and Europe.
A substantial part of our funds’ investments are in the equity, debt, loans or other securities of issuers located in Latin America, including in Brazil, Chile, Mexico, Argentina and Colombia. Investments in non-U.S. securities involve certain factors not typically associated with investing in U.S. securities, including risks relating to:
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
•the possible imposition of non-U.S. taxes or withholding on income and gains recognized with respect to such securities.

Patria Investments Limited	35

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
Our asset management activities involve investments in relatively high-risk, illiquid assets, and we may fail to realize any profits from these activities for a considerable period of time or lose some or all of our principal investments.
Our investment funds invest in securities that are not publicly traded. In many cases, our investment funds may be prohibited by contract or by applicable securities laws from selling such securities or a period of time. Our investment funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration is available. The ability of many of our investment funds, particularly our private equity funds, to dispose of investments may depend on the public equity markets. For example, the ability to realize value from an investment may depend upon the ability to complete an initial public offering of the portfolio company in which such investment is held. Even if the securities are publicly traded, large holdings of securities can often be disposed of only over a substantial length of time, exposing the investment returns to risks of downward movement in market prices during the intended disposition period. Moreover, because the investment strategy of many of our funds, particularly our private equity, infrastructure, credit and real estate funds, often entails our having representation on our funds’ public portfolio company boards, our funds may be restricted in their ability to effect such sales during certain time periods. Accordingly, under certain conditions, our investment funds may be forced to either sell securities at lower prices than they had expected to realize or defer—potentially for a considerable period of time—sales that they had planned to make. We have made and expect to continue to make significant principal investments in our current and future investment funds. Contributing capital to these investment funds is risky, and we may lose some or the entire principal amount of our investments.
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

Patria Investments Limited	36

Our investment funds may make investments in companies that we do not control.
Investments by certain of our investment funds may include debt instruments and equity securities of companies that we do not control or passive or minority co-investments in companies we do not control. Such investments will be subject to the risk that the Company in which the investment is made may make business, financial or management decisions with which we do not agree or that the majority stakeholders or the management of the Company may take risks or otherwise act in a manner that does not serve our interests. In addition, to the extent we hold only a minority equity interest in a company, we may lack affirmative control rights, which may diminish our ability to influence the Company’s affairs in a manner intended to enhance the value of our investment in the Company, including with respect to the form and timing of an exit. If any of the foregoing were to occur, the values of investments by our investment funds could decrease and our financial condition, results of operations and cash flow could suffer as a result.
Our investments in prospective portfolio companies may be risky, and we could lose all or part of your investment.
We may invest in over leveraged, distressed, underperforming or small regional or family-owned businesses. Such businesses may be subject to increased exposure to adverse economic factors such as a significant rise in local interest rates, a severe downturn in the relevant country’s economy or deterioration in the condition of such portfolio company or its industry. In the event that, for example, such portfolio company is unable to generate sufficient cash flow to meet principal and interest payments on its indebtedness, the value of our equity investment in such portfolio company could be significantly reduced or even eliminated. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
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
In addition, in the context of our private equity strategy, while it is not our intended investment focus, we may in the future purchase interests in companies that we do not control, including joint ventures and minority interests in such companies. Such purchases would be subject to risk we could not control.
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

Patria Investments Limited	37

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
Investors in certain of our funds, mainly in credit and public equities strategies, may generally redeem their investments on a periodic basis subject to the applicable fund’s specific redemption provisions. In a declining market some of these funds may experience declines in value, and the pace of redemptions and consequent reduction in our assets under management could accelerate. Such declines in value may be both provoked and exacerbated by margin calls and forced selling of assets. To the extent appropriate and permissible under a fund’s constituent documents, we may limit or suspend redemptions during a redemption period, which may have a reputational impact on us. The decrease in revenues that would result from significant redemptions in such funds could have a material adverse effect on our business, revenues, net income and cash flows.
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

Patria Investments Limited	38

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
Our infrastructure, direct private equity and real estate funds are subject to the risks inherent in the ownership and operation of infrastructure, private equity and real estate and the construction and development of infrastructure, private equity and real estate.
Investments in our infrastructure, private equity and real estate funds will be subject to the risks inherent in the ownership and operation of infrastructure, private equity and real estate and real estate-related businesses and assets, including the deterioration of infrastructure, private equity and real estate fundamentals. These risks include but are not limited to, those associated with the burdens of ownership of real property, general and local economic conditions, changes in the supply of and demand for competing properties in an area (as a result, for instance, of overbuilding), fluctuations in the average occupancy and room rates for hotel properties, operating income, the financial resources of tenants, changes in building, environmental, zoning and other laws, casualty or condemnation losses, energy and supply shortages, various uninsured or uninsurable risks, natural disasters, changes in government regulations (such as rent control or operational licenses), changes in real property tax rates, changes in income tax rates, changes in interest rates, the reduced availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable, increased mortgage defaults, increases in borrowing rates, changes to the taxation of business entities and the deductibility of corporate interest expense or other applicable tax exemptions or benefits, negative developments in the economy that depress travel activity, environmental liabilities, contingent liabilities on disposition of assets, acts of god, terrorist attacks, war, climate change and other factors that are beyond our control. Climate-related risks include both (1) physical risks, such as rise in temperature, sea-level rise, changes in precipitation patterns, fluctuations in water levels or more frequent occurrence of extreme temperatures, droughts or other extreme meteorological phenomena, such as cyclones or hurricanes and (2) transitional risks, such as changes in laws, regulations, policies, obligations, social attitudes and customer preferences relating to the transition to a lower-carbon economy, which could adversely impact our business and prospects. In addition, if our infrastructure, private equity and real estate funds acquire direct or indirect interests in undeveloped land or underdeveloped real property, which may often be non-income producing, they will be subject to the risks normally associated with such assets and development activities, including risks relating to the availability and timely receipt of zoning and other regulatory or environmental approvals and licenses, the cost and timely completion of construction (including risks beyond the control of our fund, such as weather or labor conditions or material shortages) and the availability of both construction and permanent financing on favorable terms. In addition, our real estate funds may also make investments in real estate projects and/or otherwise participate in financing opportunities relating to residential real estate assets or portfolios thereof from time to time, which may be more highly susceptible to adverse changes in prevailing economic and/or market conditions and present additional risks relative to the ownership and operation of commercial infrastructure, private equity or real estate assets.

Patria Investments Limited	39

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

Patria Investments Limited	40

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
•Infrastructure asset investments may face development and construction risks including, without limitation: (1) labor disputes, shortages of material and skilled labor, or work stoppages; (2) slower than projected construction progress and the unavailability or late delivery of necessary equipment: (3) less than optimal coordination with public utilities in the relocation of their facilities; (4) adverse weather and climate-related conditions and unexpected construction conditions; (5) accidents or the breakdown or failure of construction equipment or processes; (6) catastrophic events such as explosions, fires, terrorist activities and other similar events; and (7) delays in the issuance of the licenses and approvals needed for the development of the infrastructure. These risks could result in substantial unanticipated delays or expenses (which may exceed expected or forecasted budgets) and, under certain circumstances, could prevent completion of construction activities once undertaken. Certain infrastructure asset investments may remain in development or construction phases for a prolonged period and, accordingly, may not be cash-generative for a prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor. Investments under development or investments acquired to be developed may receive little or no cash flow from the date of acquisition through the date of completion of development and may experience operating deficits after the date of completion. Market conditions may change during the course of construction that make such development less attractive than at the time it was commenced. In addition, there are risks inherent in the construction work that may give rise to claims or demands against a fund’s portfolio company. When completing an acquisition or making an investment in a project to be developed, value may be ascribed to infrastructure projects that do not achieve successful implementation, potentially resulting in a lower than expected internal rate of return over the life of the investment or in a total loss of the capital invested in such infrastructure project;

Patria Investments Limited	41

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

Patria Investments Limited	42

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

Patria Investments Limited	43

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
Finally, certain investments by our funds in the power and energy industries may be particularly sensitive to weather and climate-related conditions. For example, solar power generators rely on the frequency and intensity of sunlight, wind turbines rely on the frequency and intensity of the wind, and companies focused on biomass rely on the production of crops, which can be adversely affected by droughts and other weather conditions.
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

Patria Investments Limited	44

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
The counterparty risks that we face have increased in complexity and magnitude as a result of disruption in the financial markets in recent years. For example, in certain areas the number of counterparties we face has increased and may continue to increase, which may result in increased complexity and monitoring costs. Conversely, in certain other areas, the consolidation and elimination of counterparties have increased our concentration of counterparty risk and decreased the universe of potential counterparties, and our funds are generally not restricted from dealing with any particular counterparty or from concentrating any or all of their transactions with one counterparty. In addition, counterparties have in the past and may in the future react to market volatility by tightening underwriting standards and increasing margin requirements for all categories of financing, which may decrease the overall amount of leverage available and increase the costs of borrowing. See “—Extensive regulation of our businesses affects our activities of the funds managed by Patria, and their portfolio companies and creates the potential for significant liabilities and penalties. The possibility of increased regulatory focus could result in additional burdens on our business.”

Patria Investments Limited	45

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

Patria Investments Limited	46

If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected.
The U.S. Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), contains substantive legal requirements that regulate the manner in which “investment advisers” required to register under the Investment Advisers Act are permitted to conduct their business activities. We believe that we, together with our subsidiaries that are not registered under the Investment Advisers Act (the “Non-RIA Subsidiaries”), to the extent any such entities act as investment advisers within the meaning of the Investment Advisers Act, qualify for exemptions from registration thereunder, including exemptions for non-U.S. investment advisers whose only U.S. clients are private funds that are generally managed outside the United States and for non-U.S. investment advisers with only a small number of U.S. clients with limited assets under management.
Although exempt from registration under the Investment Advisers Act, we or certain of our Non-RIA Subsidiaries may still be required to file reports with the SEC as “exempt reporting advisers” pursuant to the terms of the registration exemption on which they rely. Provisions of the Investment Advisers Act that apply only to registered investment advisers do not apply to exempt reporting advisers. However, exempt reporting advisers are subject to some of the requirements and regulations of the Investment Advisers Act, including, among other things, fiduciary duties to advisory clients, recordkeeping and regulatory reporting requirements, disclosure obligations, limitations on agency cross and principal transactions between an adviser and its advisory clients, anti-corruption rules relating to investors associated with U.S. state or local governments, and general anti-fraud prohibitions. In addition, the SEC is authorized under the Investment Advisers Act to require exempt reporting advisers, including those affiliated with us or our subsidiaries, to maintain records and provide reports, and to examine these advisers’ records.
While we believe our current practices do not require us or any of our Non-RIA Subsidiaries to register as an investment adviser under the Investment Advisers Act, if a regulator were to disagree with our analysis with respect to any portion of our business, we or a Non-RIA Subsidiary may be required to register as an investment adviser and to comply with the Investment Advisers Act. Registering as an investment adviser could adversely affect our method of operation and revenues. For example, registered investment advisers under the Investment Advisers Act are subject to burdensome compliance requirements with respect to, among other things, reporting and recordkeeping, custody of client assets, advertising and performance information, conflicts of interests, restrictions on affiliate transactions, advisory contracts, and aggregation and allocation of client trades. It could be difficult for us to comply with these obligations without meaningful changes to our business operations, and there is no guarantee that we could do so successfully. If we were ever deemed to be subject to, and in noncompliance with, Investment Advisers Act requirements, we could also be subject to various penalties, including administrative or judicial proceedings that might result in censure, fines, civil penalties, cease-and-desist orders or other adverse consequences, as well as private rights of action, any of which could materially adversely affect our business.
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

Patria Investments Limited	47

We are subject to the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal control over financial reporting and disclosure controls and procedures. Under the current rules of the SEC, we are required to perform system and process evaluation and testing of our internal controls over financial reporting to allow management to assess their effectiveness. Our testing may in the future reveal deficiencies in our internal controls that are deemed to be material weaknesses or significant deficiencies and render our internal controls over financial reporting ineffective. If we or our management identifies material weaknesses or significant deficiencies in our internal controls over financial reporting that are deemed to be additional material weaknesses, the market price of our Class A common shares may decline and we may be subject to investigations or sanctions by the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), or other regulatory authorities as well as result in litigation.
Certain Factors Relating to the Countries in Which We Operate
Governments have a high degree of influence in Brazil, Chile and the other economies in which we operate. The effects of this influence and political and economic conditions could harm us and the trading price of our Class A common shares. In addition, recent economic and political instability in Brazil, Chile, and Colombia in general has led to a negative perception of these economies and higher volatility in the securities markets, which also may adversely affect us and our Class A common shares.
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

Patria Investments Limited	48

In addition, recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares” and “Item 5. Operating and Financial Review and Prospects—A. Operating results—Significant Factors Affecting our Results of Operations—Latin American Macroeconomic Environment.”
Developments and the perceptions of risks in emerging market countries, the United States, Europe, or other regions may harm the economies of countries in which we operate and affect the trading price of our Class A common shares.
The market for securities offered by companies with significant operations in Brazil, Chile and other Latin American countries is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil, Chile and other Latin American countries may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.
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
There have also been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets. The United States and Russia have been at odds over Ukraine and Eastern Europe. An escalation of the tensions between the United States and Russia could adversely affect the global economy. The United States and China have recently been involved in disputes regarding Taiwan, rights to navigation in the South China Sea, alleged human rights abuses in China, as well as in a controversy over trade barriers in China that threatened a trade war between the countries. Sustained tension between the United States and China over these and other matters could significantly undermine the stability of the global economy. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long-term. See also “—The ongoing military conflicts between Russia and Ukraine and Israel and Hamas may have repercussions on the world’s geopolitical and economic scenarios.”
The ongoing economic uncertainty and political instability in Brazil may harm us and the price of our Class A common shares.
Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil.

Patria Investments Limited	49

The recent economic instability in Brazil have contributed to a decline in market confidence in the Brazilian economy. In recent years, various investigations into allegations of money laundering and corruption were conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations, known as “Operação Lava Jato,” which negatively impacted the Brazilian economy and political environment. The potential outcome of these investigations is uncertain, but they have already had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy. We cannot predict whether the ongoing investigations will result in further political and economic instability, or if new allegations against government officials and/or executives of private companies will arise in the future. A number of senior politicians, including current and former members of Congress and the Executive Branch, and high-ranking executive officers of major corporations and state-owned companies in Brazil were arrested, convicted of various charges relating to corruption, entered into plea agreements with federal prosecutors and/or have resigned or been removed from their positions as a result of these Lava Jato investigations. These individuals are alleged to have accepted bribes by means of kickbacks on contracts granted by the government to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of political parties, for which funds were unaccounted or not publicly disclosed. These funds were also allegedly directed toward the personal enrichment of certain individuals. The effects of Lava Jato as well as other ongoing corruption-related investigations resulted in an adverse impact on the image and reputation of the companies that have been implicated as well as on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability or whether new allegations against government officials will arise in the future.
It is expected that the Brazilian federal government may propose the general terms of fiscal reform to stimulate the economy and reduce the forecasted budget deficit for 2025 but it is uncertain whether the Brazilian government will be able to gather the required support in the Brazilian Congress to pass additional specific reforms. We cannot predict which policies the Brazilian federal government may adopt or change or the effect that any such policies might have on our business and on the Brazilian economy. In addition, the Brazilian government incurred significant levels of debt to finance measures to combat the COVID-19 pandemic and other campaign proposals of the new Brazilian president, which is expected to continue to increase the Brazilian budget deficit. Any such new policies or changes to current policies may have a material adverse impact on our business, results of operations, financial condition and prospects.
Further, the former president Jair Messias Bolsonaro was the subject of several inquiries related to potential misconduct committed during his term of office following allegations made by the former Minister of Justice as well as a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) focused on the president’s handling of the COVID-19 pandemic, including the potential misuse of government funds and other matters. Furthermore, the federal police formally indicted Bolsonaro in November 2024 of attempting a coup plot to remain in office after his defeat in the 2022 election. In February 2025, Brazil’s Prosecutor-General’s Office filed charges against Bolsonaro at the Supreme Court. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition, and results of operations, as well as the market price of our Class A common shares.
Any of the above factors may create additional political uncertainty, which could harm the Brazilian economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.

Patria Investments Limited	50

Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in which we operate, and as a result, harm our business and the trading price of our Class A common shares.
In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth. In 2023, elevated interest rates in Brazil contained the rise of inflation, but after initially beginning to cut interest rates, the Central Bank reversed course part way through 2024 and began to raise interest rates again in response to persistent inflation. Uncertainty remains as to the continued inflationary pressures resulting from the indirect impacts of conflicts, such as the ongoing wars in Israel and Ukraine, on global supply chains.
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”) which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (the “IBGE”), Brazilian inflation rates were 4.8%, 4.6% and 5.8% for the years ended as of December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 5, 2020. This rate is set by the Monetary Policy Committee of the Central Bank (Comitê de Política Monetária) (“COPOM”). On March 17, 2021, COPOM began to rapidly raise the SELIC rate, first to 2.75% and then by the end of the year to 9.25% on December 8, 2021. In 2022, COPOM continued to raise the rate, reaching a peak of 13.75% on August 3, 2022, where it remained stable. On August 2, 2023, COPOM reversed this trend by lowering the SELIC rate to 13.25%, and continued a pattern of reductions ultimately reducing it to 10.50% on May 8, 2024. However, on September 18, 2024, in response to inflationary pressures, COPOM began to increase rates again, increasing the SELIC rate first back to 10.75%. As of the date of this annual report, the SELIC rate is now 14.75%. Conversely, more lenient government and Central Bank policies and interest rate decreases have triggered and may continue to trigger increases in inflation in the future and, consequently, may lead to increased volatility and the need for sudden and significant interest rate increases, which could negatively affect us and increase our funds and their portfolio companies indebtedness. Any change in interest rates, in particular any volatile swings, can adversely affect our growth, results of operations and financial condition, as well as our funds and their portfolio companies.
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
Political, legal, regulatory and economic uncertainty arising from social unrest in Chile and the resulting social reforms could adversely impact our business.
Certain of our operations are dependent on the Chilean political and social environment. Thus, our results of operations could be negatively impacted by unfavorable political, legal, regulatory, economic and diplomatic developments, social instability or unrest, as well as dramatic changes in public policies, including expropriation, nationalization, international ownership legislation, interest rate caps and tax policy.

Patria Investments Limited	51

During October 2019, growing public concern over perceived social inequality led to a rise in social unrest. The social unrest caused commercial disruptions throughout the country, especially in Santiago and other major cities, including Valparaíso and Concepción. In response to these events, the former government implemented a social agenda intended to increase basic pensions, expand social health coverage, and reduce and stabilize tariffs for some public services (such as public transportation and electricity) distributed to regulated customers.
Furthermore, after three weeks of nationwide protests, the Chilean government announced in November 2019 that it would initiate a process to draft a new constitution for Chile. When the government announced the process of enacting a new constitution, there was increased volatility in the Chilean stock market and exchange rate fluctuations that resulted in a weakening of the Chilean peso against the U.S. dollar. The share prices on local banks and bond spreads suffered significant declines in the market. After a prolonged drafting process, the draft of the new constitution was rejected by a large majority of voters (around 62%). Due to the rejection of the draft, a new constitutional process began. In December 2023, a second draft of the constitution was put to the vote and more than 55% of voters elected to reject the constitutional amendment. As a result, the constitution drafted in 1980 remains in force. Although the Chilean government has publicly stated that it will not launch a new constitutional reform process, it is uncertain whether this process will not be initiated again at a later date or by a different government. There can be no assurance as to whether a new constitutional reform process, or any amendments to the Chilean constitution implemented as a consequence of such a process, will not have a material adverse effect on our business, financial condition or results of operations.
In addition, we cannot assure you that the social unrest will not reappear in Chile and that violent crimes and insecurity will not further increase in the future and, therefore, we can offer no assurance that it will not have a negative impact on economic growth, the overall Chilean business environment and our results of operations and financial condition. In this regard, in recent years we have seen a surge in certain violent crimes and insecurity in Chile, some of them related to drug trafficking and organized crime, which have raised concerns among the population and the Chilean government. Accordingly, the Chilean congress has approved new legal bodies and the current administration is implementing plans which seek to reinforce public security both at Chilean borders and in specific cities with high criminality indices.
Further, there can be no assurance as to the policies and reforms that the current and future governments and the Chilean congress may propose or take in order to address both social demands or criminality, while their impact on Chile’s economic and fiscal situation, growth, stability, outlook are still uncertain. Likewise, we cannot assure you that the coming presidential primary elections scheduled for June 2025 and the presidential elections to be held in November 2025 will result in reasonable economic and social policies. In this regard, given the emergence of more radical political stances in Chile and abroad over the last decade, we cannot rule out that potential candidates representing such ideas will be elected in Chile and, if that happens, we cannot assure that there will be consistent and adequate political counterweights in Congress. Therefore, we are not able to currently predict the effects that any future policies or reforms in other economic and social fields may have on the Chilean economy, the banking activity and our business, financial condition and results of operations.
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
Negative and fluctuating economic conditions, such as slowing or negative growth and a changing interest rate and inflationary environment, may impact our profitability by reducing our portfolio companies operational margins and leading to decreased demand for their products and services. Negative and fluctuating economic conditions in Chile, including as a result of fiscal and monetary adjustments during 2023 and 2024 could also result in increased public debt and instability in Chile’s banking system and the Chilean economy as a whole, particularly since commercial banks’ exposure to government debt is high in Chile.

Patria Investments Limited	52

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
Exchange rate instability may have adverse effects on the economies of the countries in which we operate, our business and the trading price of our Class A common shares.
Our functional currency is the U.S. dollar. Currencies in the countries in which we operate, including in Latin America have been historically volatile and been devalued frequently over the past few decades. Throughout this period, governments in Latin America have implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of currencies in Latin America is generally linked to the rate of inflation in those countries, depreciation of the currencies occurring over shorter periods of time has resulted in significant variations in the exchange rate as against the U.S. dollar and other currencies. For example, in 2021, the Brazilian real depreciated 7% to R$5.581 per US$1.00 on December 31, 2021. In 2022, the real appreciated 6.5% to R$5.218 per US$1.00 on December 31, 2022. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023 due to fluctuating macroeconomic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation of the real against the U.S. dollar during 2024 due to fluctuating macroeconomic conditions. As of April 25, 2025, the real/U.S. dollar exchange rate reported by the Central Bank was R$5.68 per US$1.00, an appreciation of 8.20% of the real since December 31, 2024. In addition, the Chilean peso has also been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The observed Chilean peso exchange rate depreciated 13.7% in 2024, depreciated 2.9% in 2023 and appreciated 0.6% in 2022. The depreciation of the Chilean peso in 2024 was mainly due to high U.S. interest rates across the yield curve. There can be no assurance that the currencies in the countries in which we operate will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
A devaluation of the Brazilian real, Chilean peso or other relevant currencies relative to the U.S. dollar could create inflationary pressures in those countries and cause their respective governments to, among other measures, increase interest rates. Any depreciation of the currency may generally restrict access to the international capital markets. It would also reduce the U.S. dollar value of our results of operations. Restrictive macroeconomic policies could reduce the stability of the economies in which we operate, including the Brazilian economy, and harm our results of operations and profitability. In addition, domestic and international reactions to restrictive economic policies could have a negative impact on those economies. These policies and any reactions to them may harm us by curtailing access to foreign financial markets and prompting further government intervention. A devaluation of local currencies relative to the U.S. dollar may also, as in the context of the current economic slowdown, decrease consumer spending, increase deflationary pressures and reduce economic growth.
On the other hand, an appreciation of local currencies relative to the U.S. dollar and other foreign currencies may deteriorate the local foreign exchange current accounts. Depending on the circumstances, either devaluation or appreciation of the local currencies relative to the U.S. dollar and other foreign currencies could restrict the growth of the local economy, and affect our business, results of operations and profitability.

Patria Investments Limited	53

We are subject to significant foreign currency exchange controls and currency devaluation in certain countries in which we operate.
Certain Latin American economies have from time to time experienced shortages in foreign currency reserves and their respective governments have in the past responded by adopting restrictions on the ability to transfer funds out of the country and convert local currencies into U.S. dollars. This may increase our costs and limit our ability to convert local currency into U.S. dollars and transfer funds out of certain countries, including for the purchase of dollar-denominated inputs, the payment of dividends or the payment of interest or principal on our outstanding debt. In the event that any of our subsidiaries are unable to transfer funds to us due to currency restrictions, we are responsible for any resulting shortfall.
For instance, during 2022, the Argentine government tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly. Although such restrictions were loosened, similar actions may occur in the future, including by central banks of other countries, and we may not be unable to adequately address such restrictions. As a result, if we are prohibited from transferring funds out of a country in which we operate, our results of operations and financial condition could be materially adversely affected. In addition, the devaluation of the Argentine peso since the end of 2015 led to higher inflation levels, significantly reduced competitiveness, real wages and consumption and had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition.
Certain of our portfolio companies may face restrictions and penalties, and may be subject to proceedings, under the Brazilian Consumer Protection Code in the future.
Brazil has a series of strict consumer protection laws, referred to collectively as the Brazilian Consumer Protection Code (Código de Defesa do Consumidor) (the “Consumer Protection Code”). These laws apply only to instances where there is a supplier, on the one part, the supply of a product or provision of a service under the contract and an end user, on the other part. If the person or entity acquires supplies that will be used in its manufacturing process, it should not be considered “end user” of the respective inputs. Brazilian courts may find that the rules of the Consumer Protection Code apply to instances of exception where a company acquiring the products for its supply chain are considered vulnerable in the areas of technology, finance and law. They include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. In addition, the Consumer Protection Code provides a series of contractual clauses that may be found to be legally insufficient to reduce or limit a supplier’s liability towards consumers; involve a waiver or disposal of rights; transfer liability to third parties; establish obligations on consumers that are non-equitable or abusive, or that lack good faith, among others.
These penalties are often levied by the Brazilian Consumer Protection Authorities (Órgãos de Proteção e Defesa do Consumidor) (“PROCONs”) – local consumer bodies, which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as from the National Secretariat for Consumers (Secretaria Nacional do Consumidor). Should the consumer protection agencies identify a violation of the Consumer Protection Code, said authorities could impose the penalties set forth in section 56 of the Consumer Protection Code (the most common is a fine that varies from R$800.00 up to R$9.5 million, depending on the size of the company, the advantage obtained as result of the practice and the seriousness of the infraction). Consumers may also file civil lawsuits seeking compensation for damages. Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta) (“TAC”).

Patria Investments Limited	54

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
Changes in taxes, including the corporate tax rate, in the countries in which we operate, may have an adverse effect on us and our portfolio companies.
Changes in tax laws, regulations, related interpretations, and tax accounting standards in the jurisdictions where we operate may result in a higher tax rate on our earnings, which could significantly reduce our profits and cash flows from operations.
The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. On October 24, 2024, the congress approved a new tax reform aimed at increasing tax revenues by 1.5% of GDP. This reform includes measures to strengthen the tax authorities’ powers to combat tax avoidance and evasion, such as changes to Chile’s GAAR provisions, corporate reorganizations, the statute of limitations, and audit powers and procedures. The government has announced that it will propose another tax reform in 2025 to finance social spending, which is expected to include a comprehensive reform of Chilean income taxes. We cannot predict at this time if these reforms or discussions will have a material impact on our business or portfolio companies or if further tax reforms will be implemented in the future. In addition, the effective corporate tax rate of our portfolio companies located in Chile could rise in the future, which may have an adverse impact on our results of operations.
In Brazil, Congress is advancing tax reform proposals, with the federal government signaling its intent to enact some of these changes soon. In December 2023, Constitutional Amendment No. 132/2023 was passed, initiating an overhaul of Brazil’s consumption tax system. This reform, set to begin in 2026 and take full effect by 2033, replaces five existing taxes with two value-added taxes: the Tax on Goods and Services (IBS), managed by states and municipalities, which merges ICMS and ISS, and the Contribution on Goods and Services (CBS), managed federally, replacing PIS, COFINS, and IPI. A Selective Tax (IS) will also apply to goods and services considered harmful to the environment or public health.

Patria Investments Limited	55

In January 2025, Congress passed Supplementary Law No. 214 to regulate IBS, CBS, and IS. Financial services, including asset management, will begin to be taxed under this system in 2026. Since the IBS tax rate and calculation method remain undefined, we are evaluating the potential impact. Any increase in ISS-equivalent rates could raise tax costs and affect profitability.
Brazil is also considering income tax reform. Law No. 14,754, enacted in December 2023, introduced new taxation rules for local investment funds and offshore investments. Additional changes may follow, including Bill No. 1,087, proposed on March 18, 2025, which seeks to impose a 10% withholding tax on dividends paid by Brazilian companies to foreign shareholders starting in 2026. While foreign investors may recover part or all of this tax, the specifics remain unclear. The bill is under review and could be amended, with further tax reform measures possible.
The Brazilian government frequently enacts tax reforms that affect businesses and investors. These could result in higher tax burdens for us and our funds and portfolio companies, with potential consequences for financial markets and borrowing costs. Changes in how tax authorities interpret taxable events, rates, and calculations could significantly impact funds, investors, and financial performance. While most tax increases follow a calendar-year rule or a 90-day transition period, unexpected changes may still occur, posing compliance and financial risks.
Elsewhere, our subsidiaries in Colombia, Chile, Uruguay, the United Kingdom, Hong Kong, Mexico and the United States are subject to their respective tax laws, including income taxes, indirect taxes, and withholding taxes on dividends and cross-border transactions, which may affect their financial performance. Some of these subsidiaries benefit from special tax regimes or incentives, the interpretation and application of which may vary between us and the tax authorities. For instance, we rely on the Uruguayan Free Trade Zone (FTZ) regime, which grants exemption from national taxes on qualifying activities. Our ability to continue operating under this framework depends on the renewal of essential contractual arrangements and compliance with FTZ requirements.
Changes in tax laws or interpretations affecting the jurisdictions where we operate could increase our tax burden and reduce cash flows. While tax treaties help mitigate double taxation, future tax reforms or regulatory shifts could limit their effectiveness, impacting operations and financial results.

Infrastructure and workforce deficiency in Latin America may impact economic growth and have a material adverse effect on us.
Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil and Chile. Brazilian GDP growth has fluctuated over the past years, with growth of 1.3% in 2017, 1.8% in 2018, and 1.2% in 2019, a contraction of 3.9% in 2020 and a growth of 4.6% and 2.9% in 2021 and 2022. In 2023, Brazilian GDP grew by 2.9%, and in 2024 it is expected to grow by 3.3% according to preliminary information as February 19, 2025 .
In 2022 and 2023, Chilean GDP grew by 2.4% and 0.2% with an unemployment rate of 7.9% and 8.5% as of December 2022 and 2023, respectively. In 2024 Chilean GDP grew 2.5% according to December IMACEC with an unemployment rate of 8.1% as of December 2024.
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

Patria Investments Limited	56

Certain Factors Relating to Our Class A Common Shares
Patria Holdings owns Class A common shares and the majority of our issued and outstanding Class B common shares in addition to some Class A common shares, which together represent approximately 82.4% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
Patria Holdings controls all matters requiring shareholder approval and beneficially owns 52.2% of our issued share capital through its beneficial ownership of Class A common shares and the majority of our issued and outstanding Class B common shares, and consequently, 82.4 of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 (ten) votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Patria Holdings will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. Patria Holdings’ decisions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses may be contrary to your expectations or preferences, and Patria Holdings may take actions that could be contrary to your interests. Patria Holdings will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
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

Patria Investments Limited	57

We have granted the holder of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association, the holder of our Class B common shares, Patria Holdings, is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain its proportional ownership interests, which is approximately 53.8% of our outstanding shares. The exercise by the holder of our Class B common shares of its preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2024, we had outstanding 60,640,738 Class A common shares and 92,945,430 Class B common shares. The Class A common shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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

Patria Investments Limited	58

We intend to pay dividends to holders of our common shares, but our ability to do so is subject to our results of operations, cash generation, distributable reserves and solvency requirements; we are not required to pay dividends on our Class A common shares and holders of our Class A common shares have no recourse if dividends are not paid.
We have approved the continuation of our 2024 dividend policy for 2025, which includes the payment to holders of common shares of quarterly dividends of $0.15 per share. However, the declaration and payment of dividends are subject to adjustment, postponement, or cancellation as our board of directors determines to be necessary or appropriate to ensure the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments, clawback obligations, and dividends to shareholders for any ensuing quarter. The declaration and payment of any dividends are at the sole discretion of our board of directors, and may change at any time, including, without limitation, to eliminate dividends entirely.
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

Patria Investments Limited	59

Our dual class capital structure means our shares will not be included in certain indices. We cannot predict the impact this may have on our share price.
In 2017, FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of common shares from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least 5% of their voting rights in the hands of public stockholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. MSCI also opened public consultations on their treatment of no-vote and multi-class structures and has determined that it would launch new set of indexes that could give investors an alternative to avoid companies based on voting rights. We cannot assure you that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Under the announced policies, our dual class capital structure could make us ineligible for inclusion in any of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A common shares less attractive to investors and, as a result, the market price of our Class A common shares could be adversely affected.
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

Patria Investments Limited	60

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

Patria Investments Limited	61

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

Patria Investments Limited	62

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

Patria Investments Limited	63

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

Patria Investments Limited	64

The Cayman Islands Economic Substance Act may affect our operations.
The Cayman Islands has enacted the International Tax Co-operation (Economic Substance) Act (As Revised) (the “Cayman Economic Substance Act”). We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. We may need to allocate additional resources to comply with the requirements under the Cayman Economic Substance Act, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.
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

Patria Investments Limited	65

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
Our History
Initially named Patrimônio Participações, we were founded in 1988 as a Brazilian M&A and financial advisory firm in partnership with Salomon Brothers Inc., a well-known U.S. investment bank at the time. In 1991, we acquired a Brazilian broker-dealer, which later evolved into a fully-fledged investment bank (Banco Patrimônio de Investimentos). In 1994, we started our private equity operations as a proprietary investment vehicle for the Brazilian shareholders of Banco Patrimonio and raised its first fund with independent LPs in 1997. With the sale of Salomon Brothers to Travelers Group in the same year and the subsequent merger of Travelers with Citibank in 1998, we repurchased Salomon Brothers’ 50% interest in our firm and in 1999 sold the entire investment bank operation to Chase Manhattan. We retained the alternative asset management business, which was operated independently of the investment bank, and as a result, the sale of Banco Patrimonio had no impact on our activities. With the sale of Banco Patrimonio, our sole focus became our private equity operations and the development of our private assets investment business, which was still a nascent industry at the time. In 2001, we rebranded our operations as Patria Investments, and focused on solidifying our position as a pioneer in the industry in Latin America.
Our prior relationship with Blackstone, which acquired a 40% non-controlling stake in our business in October 2010, dated back to 1998, when they advised Banco Patrimonio’s shareholders on the repurchase of Salomon Brothers’ 50% interest in the investment bank and the subsequent sale to Chase Manhattan. The partnership with Blackstone, including their presence on our board of directors for a decade, helped us improve our corporate governance and evolve as a company, as we could use Blackstone, a global leader in the alternative asset management industry, as a benchmark.
Despite Blackstone’s substantial shareholding in our business, we maintained complete operational control and independence, including with regard to our fundraising efforts. Our 10-year relationship with Blackstone began to wind down just prior to our initial public offering (“IPO”), in 2021 when Blackstone sold a 10% interest in Patria to our managing partners, helping us to expand the partnership. Through a secondary sale as part of our IPO, Blackstone further reduced its equity stake in Patria to 14.4%. Over the subsequent 18 months post our IPO, Blackstone sold its remaining holding and had fully exited its position by December 31, 2022. For further information on our main shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
Following our IPO, we embarked on our strategy of significantly expanding, in large part through acquisitions, our investment, product, and distribution capabilities in order to leverage our leading position as a manager of alternative assets in Latin America and serve as the gateway for alternative investing in the region. There are three key elements to this part of our strategy, 1) Provide global institutional investors with unparalleled alternative investment opportunities in the region through an expanding range of strategies and products structures, 2) Serve what we expect will be growing demand for locally managed alternative investment solutions from local institutions and individual investors, and 3) Provide the gateway for local investors to access global alternative investments products.
Our 2024 acquisition of the European middle market private equity solutions business of abrdn, which included primary, secondary, and co-investments fund capabilities, further expanded our investment capabilities outside of Latin America, giving us a foothold in the fast-growing alternative investment industry in developed markets.
One consequence of the expansion of our platform over the years subsequent to our IPO is that we have greatly enhanced the number of investment strategies we offer through a wider variety of investment structures, all while greatly expanding our investor base. We expect this greater diversification of our business will help fuel our growth over time, in addition to greatly enhancing the resiliency of our business. For example, as of December 31, 2024, private equity and infrastructure combined account for approximately 27% of our Fee-earning AUM ("FEAUM"), versus approximately 86% at the time of our IPO. Also as of December 31, 2024 approximately 20% of our FEAUM are in permanent capital vehicles, versus almost zero at the time of our IPO, while about 16% of our FEAUM are held in separately managed accounts ("SMAs"), with large, institutional investors, compared to zero at the time of our IPO.

Patria Investments Limited	66

.

(1) Blackstone fully exited its ownership position in PAX in 2022; (2) Initially acquired 40% of Kamaroopin in Feb-22. The remaining 60% was acquired in Apr-23 (3) Initially acquired 50% of VBI. The remaining 50% was acquired in Aug-24; (3) As of Jul-24, Patria concluded the transfer of underlying funds.

The Start of our Journey: Building a scalable, resilient and diverse platform

PATRIA

By Asset Class

$7.7
3.3
3.3
1.0
Private Credit, PIPE, RE Development & REITs
Private Equity
Infra
Credit
Real Estate
Public Equities
Global Private Market Solutions
4Q24
$33bn
FEAUM
5.4
3.4
6.5
5.5
1.8
10.2

35+ Investment Strategies & 80+ Different Products

By Product Structure

$7.7
2%
3%
95%
Drawdown
Permanent capital
SMAs
Interval Funds
Open
4Q24
$33bn
FEAUM
10%
36%
20%
16%
18%

90% with **no or limited redemption**

By Currency

$7.7
29%
71%
EUR
GBP
BRL
CLP
COP
USD
~5%
~15%
~10%
~10%
~5%
~55%
Soft currency
Hard currency
4Q24
$33bn
FEAUM

~70% denominated in **hard currencies**

Diversification & Hard Currency enhances resiliency

to shifting macro environments within the markets we operate

Patria Investments Limited	67

Corporate Reorganization
On December 1, 2020, we entered into a purchase agreement among Blackstone and certain of its affiliates, Messrs. Alexandre T. de A. Saigh, Olimpio Matarazzo Neto and Otavio Lopes Castello Branco Neto (together referred to as the "Founders"), and certain entities affiliated with the Founders (the “Founder Entities”), and Patria Brazil, as part of a corporate reorganization pursuant to which (1) Patria Holdings acquired 100,000 of our common shares (prior to giving effect to the Share Split) (or 10% of our existing common shares) that were beneficially owned by Blackstone (the “Purchase”) and (2) the 19.6% non-controlling interest in Patria Brazil held by Blackstone and the 29.4% non-controlling interest in Patria Brazil held by one of the Founder Entities was reorganized as follows (the “Roll-Up”): (a) the direct interest held by Blackstone in Patria Brazil was contributed to us in exchange for three of our Class A common shares to be issued to Blackstone; and (b) the direct interest held by such Founder Entity was redeemed in its entirety at par value for a promissory note and one of the Founder Entities contributed the promissory note to us, in consideration for which we issued seven of our Class B common shares to Patria Holdings in the first half of 2021. We refer to these transactions collectively in this annual report as our “corporate reorganization”. The Purchase closed on January 6, 2021 and the Roll-Up closed on July 24, 2021. Upon the consummation of our corporate reorganization, Patria Brazil became a wholly owned subsidiary of the Company. Additionally, on January 13, 2021, we carried out a share split of 117.0:1, and as a result, our share capital represented by 1,000,000 shares was increased to 117,000,000 shares.
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
Combination with Moneda Asset Management
On December 1, 2021, we completed our combination with Moneda Asset Management SpA (“Moneda”), a leading asset manager headquartered in Chile. The transaction created a combined asset manager with US$23.8 billion in assets under management as of December 31, 2021, allowing us to solidify ourselves as one of the leading credit platforms in Latin America. As a result, we issued 11,045,430 Class B common shares to entities controlled by certain Moneda partners.
On September 3, 2021, we and our subsidiary Patria Investments LATAM S.A. (“PILatam”), entered into a transaction agreement with Moneda pursuant to which, subject to certain terms and conditions: (1) MAM II HoldCo, an exempted company incorporated in the Cayman Islands with limited liability, that held substantially all assets, liabilities and businesses of Moneda outside of Chile was merged with and into us, with Patria continuing after the merger as the surviving company and (2) the acquisition by PILatam of all of the outstanding shares of Moneda, which held, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile.
On January 10, 2024 and January 31, 2025, we issued a total of 4,354,014 Class A common shares to entities controlled by certain Moneda partners as deferred compensation due pursuant to the Moneda Transaction. Such Class A common shares were registered under the Securities Act of 1933, as amended, pursuant to our registration statement on Form F-3 (Registration No. 333-275787) and the related prospectus supplements filed on January 9, 2024 and January 30, 2025 to be offered and sold by the entities controlled by certain Moneda partners as selling shareholders.
The acquired Moneda business, which was subsequently incorporated under Patria’s brand, forms the centerpiece of our credit and public equities businesses, which as of December 31, 2024 had U$6.5 billion and U$1.8 billion of FEAUM, respectively.

Patria Investments Limited	68

Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin
On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd. (collectively “Kamaroopin”). Kamaroopin commenced operations in 2018, and at the time of the announcement had four invested portfolio companies where they partner with knowledgeable entrepreneurs as investor operators to drive growth through single-minded consumer-focused and tech-enabled business models. Our partnership was structured in two stages with financial terms not disclosed. The first stage included the acquisition of a 40% minority equity stake, at which point we would pursue a joint fundraising campaign for a new growth equity fund. The second stage contemplated the acquisition of the remaining 60% for an undisclosed equity consideration. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. As a result, Patria currently owns 100% of Kamaroopin.
Patria Latin American Opportunity Acquisition Corp.
On March 14, 2022, Patria Latin American Opportunity Acquisition Corp. (the “SPAC”), announced the closing of its initial public offering of 23,000,000 units, including the exercise in full by the underwriters of the right to purchase an additional 3,000,000 units to cover over-allotments, at a price of US$10.00 per unit. Each unit consists of one Class A ordinary share of the SPAC, with a par value of US$0.0001 per Class A ordinary share, and one-half of one redeemable warrant of the SPAC, with each whole warrant being a public warrant entitling the holder thereof to purchase one Class A ordinary share of the SPAC for US$11.50 per share, subject to adjustment. The units were sold at a price of US$10.00 per unit, generating gross proceeds from the issuance of US$230,000,000.
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
On June 12, 2023, the SPAC held an extraordinary general meeting of its shareholders (the “2023 Extraordinary General Meeting”). At the 2023 Extraordinary General Meeting, the SPAC shareholders approved amendments to its Amended and Restated Memorandum and Articles of Association to extend the date (the “Termination Date”) by which the SPAC has to consummate an initial business combination from June 14, 2023 (the “Original Termination Date”) to June 14, 2024 (the “Articles Extension Date”), in addition to other proposals. As a result, the SPAC now has up to June 14, 2024 to consummate its initial business combination. After the 2023 Extraordinary General Meeting, shareholders holding an aggregate of 6,119,519 of the SPAC’s Class A ordinary shares exercised their right to redeem their shares on June 14, 2023. Following such redemptions, 16,880,481 ordinary shares of the SPAC remained outstanding and subject to redemption.
On June 12, 2024, the SPAC held another extraordinary general meeting of the SPAC’s shareholders (the “2024 Extraordinary General Meeting”). At the 2024 Extraordinary General Meeting, the SPAC’s shareholders approved the Extension Amendment Proposal to amend, by way of a special resolution, the SPAC’s Articles, as set forth in the Trust Agreement dated as of March 9, 2022 by and between the SPAC and the Trustee, the Termination Date by which the SPAC has to consummate a Business Combination. As a result, the Termination Date could be extended on a monthly basis, for up to fifteen times, from June 14, 2024 (the date which was 27 months from the closing date of the SPAC’s IPO) until no later than September 14, 2025 (the date which would be 42 months from the closing date of the SPAC’s IPO), unless the closing of a Business Combination occurred prior to such date. For each monthly extension, the SPAC was required to deposit, in the amount equivalent to the lesser of (i) $75,000 and (ii) $0.015 for each Class A ordinary share then outstanding. After the 2024 Extraordinary General Meeting, shareholders holding an aggregate of 12,339,057 of the SPAC’s Class A ordinary shares exercised their right to redeem their shares at approximately $11.45 per share or $141,300,945. Following such redemptions, 4,541,424 Class A ordinary shares of the SPAC remained outstanding and subject to redemption and the Trust Account had a remainder balance of approximately $52 million immediately following the withdrawal for Class A ordinary shares redemptions. The SPAC Sponsor intends to continue to deposit the requisite amount (approximately $68,000) each month until the earlier of the completion of a Business Combination or its liquidation date.

Patria Investments Limited	69

On March 10, 2025, the SPAC received a written notice from the Listing Qualifications Department of the Nasdaq Stock Market indicating that the SPAC’s securities would be delisted from the Nasdaq Global Market at the opening of business on March 17, 2025 as it did not complete a business combination within 36 months of the effectiveness of its IPO registration statement. As consequence of the delisting from Nasdaq, the board of directors is actively evaluating alternatives, including the potential for relisting the SPAC’s securities on the OTCQB Market. The board is currently assessing the applicable eligibility requirements, disclosure obligations, and timing considerations associated with such a transition, with the objective of maintaining trading liquidity and preserving shareholder value.

Agreement to Acquire VBI Real Estate
On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A. (“VBI Real Estate” or “VBI”) one of the leading independent alternative real estate asset managers in Brazil, which had approximately R$5 billion in assets under management across both development and core real estate vehicles.
The transaction was structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for cash consideration, plus the contribution of Patria’s two existing Brazilian REIT vehicles. The second stage allowed us to exercise an option to acquire the remaining 50% of VBI and thus consolidate VBI’s platform into the Patria group.
Over the course of 2023, and in support of our growth initiatives, VBI acquired three small-scale independent asset managers focused on real estate in Brazil: (i) BlueMacaw Asset Management Ltda. ("BlueMacaw") the spun-off portion of BlueMacaw Gestora Limitada (“BlueMacaw Gestora”), an investment manager focused on real estate assets in Brazil. BlueMacaw Gestora was created as a spin-off of Blackstone's Real Estate operations in Latin America, led by Marcelo Fedak, (ii) Bari Gestão de Recursos Ltda. (which was later renamed to VBI Securities Ltda.) and (iii) Morc Gestora de Recursos de Crédito Ltda. (which was later renamed to VBI Capital Ltda.).
On August 1, 2024, the second stage of our VBI acquisition was concluded when we exercised our call option and acquired the remaining 50% stake of VBI. As a result, Patria currently owns 100% of VBI.
More recently, upon completion of the transaction involving CSHG Real Estate, we combined it with VBI's strategy, reformulating our real estate platform in Brazil, which we rebranded as "Patria Real Estate". As of December 31, 2024, our Brazilian real estate platform had U$3.2 billion of fee-earning AUM including over 90% in permanent capital vehicles.
Expansion into Venture Capital
On December 1, 2022, we announced the launch of a new venture capital strategy anchored on the acquisition of Igah Partners LLC, PEVC I General Partner IV, Ltd and Igah Carry Holding Ltd. (collectively referred as "Igah Ventures" or "Igah"), one of the pioneers of the sector in Latin America. By expanding our platform to include venture capital, we seek to offer products and solutions throughout the equity investment cycle to address all stages of growth. We believe Igah’s business complements Patria’s existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.
Igah has been operating since 2013 with three funds raised from local and international investors, having invested in startups such as Infracommerce, Contabilizei, Unico, Avenue and Conexa Saúde. As of December 1, 2022, Igah had US$320 million in total assets under management and about US$140 million in fee earning assets under management, as it prepared to launch its fourth fund. Patria acquired 100% of Igah when the transaction closed in December 2022. The consideration consisted of (i) an upfront cash payment, (ii) equity to be paid in the form of Class A common shares over the course of the next 12 months, and (iii) a deferred payment component subject to certain fundraising targets. Specific financial terms of the transaction have not been disclosed.
On December 23, 2024, we entered into an agreement to acquire an additional 29.72% stake in PEVC I General Partner IV, Ltd for R$24.3 million (approximately US$3.9 million) that will be paid in cash between the years 2024 and 2028. We now hold 42.92% of PEVC I General Partner IV, Ltd.

Patria Investments Limited	70

Also in December, 2024 we combined both venture capital and growth equity strategies from, respectively, Igah and Kamaroopin, to create the new "Patria Growth Equity" platform within our private equity business, being able to offer a full spectrum of private equity solutions to investors from one cohesive and unified platform.
Business Arrangement with Bancolombia
On July 5, 2023, we announced that we had entered into a business arrangement with Bancolombia, a leading full-service financial conglomerate incorporated in Colombia, to expand our real estate capabilities into Colombia and leverage our private markets expertise to offer access to alternative investment products to Colombian investors. The transaction closed on November 1, 2023 with Patria assuming management of approximately US$1.4 billion of real estate AUM in Colombia. Patria expects to contribute capital to be deployed over multiple years to support PAM’s operations as well as to fund general partner commitments. Patria holds 51% of PAM with the remaining 49% being held by Bancolombia.
Acquired Private Equity Solutions Business from Abrdn
On October 16, 2023, we announced an agreement to acquire the carved-out private equity solutions business from abrdn Inc., based in Edinburgh, Scotland. abrdn's acquired business focuses primarily on primary, secondary, and co-investment middle market private equity investments in both commingled and separately managed account ("SMA") vehicles, as well as a private equity investment trust listed on the London Stock Exchange with more than US$1.5 billion in assets. The acquisition closed on April 26, 2024.
The combination of abrdn's business with certain of our feeder funds that direct Latin American capital to global private markets and our wealth management business in Latin America, formed a new vertical named Global Private Markets Solutions (“GPMS”). This new vertical both enhances our ability to serve as a gateway for Latin American investors to access global private markets, while also expands our investment footprint into developed markets in the fast-growing alternative solutions market. The transaction added more than US$8 billion of FEAUM as of the closing date.
The transaction includes total consideration of up to GBP100 million (approximately US$122 million) payable to the seller in cash as follows: (i) GBP80 million as base value of which GBP60 million was due at closing and GBP20 million is due 24 months after closing; and (ii) GBP20 million contingent on certain performance factors and is due 36 months after closing. As of December 31, 2024, the GPMS vertical had approximately US$10.2 billion of fee-earning AUM.
Acquired Credit Suisse’s Real Estate Business in Brazil
On December 6, 2023, we announced that we had entered into an agreement to acquire Credit Suisse Hedging-Griffo’s Real Estate investment funds business unit in Brazil (“CSHG Real Estate”), for total cash consideration of up to R$650 million (or approximately US$130 million at the time of the announcement). The transaction was structured with the payment of R$300 million (or approximately US$60 million at the time of the announcement) upon completion of standard regulatory approvals, and an additional R$350 million (or approximately US$70 million at the time of the announcement) upon the successful transfer of the underlying real estate funds. The funds are listed on the B3 stock exchange and together added approximately R$12 billion (or approximately US$2.4 billion) in FEAUM to our real estate platform. The transaction closed on March 8, 2024, and the transfer of the last real estate fund was concluded on July 22, 2024.
The CSHG Real Estate business, which we more recently combined with VBI as part of our Brazilian real estate platform, had US$3.2 billion of fee-earning AUM as of December 31, 2024. The vast majority of our Brazilian real estate FEAUM, over 90%, are in permanent capital listed REITs. Permanent capital across all of our strategies accounted for approximately 20% of our total FEAUM as of December 31, 2024.
Business Combination regarding Tria
On April 2, 2024, we closed a transaction to acquire a 66.67% interest in Tria Comercializadora de Energia S.A. (“Tria”). The business combination is a joined effort between Patria and individuals within the energy sector establishing an energy trading company. We invested R$100 million of capital for 66.67% of the company and at the same time granted 33.33% of capital to the energy sector individuals for no consideration.

Patria Investments Limited	71

The acquired business contributed other income of US$6.6 million and net profit of US$3.5 million to Patria for the period from April 2, 2024, to December 31, 2024. The company has no previous operating history, therefore the impact on revenue, other financial income and net profit from the above transactions, had the acquisition taken place on January 1, 2024, is not meaningful.
Agreement to Acquire Nexus
On June 5, 2024, we entered into an agreement to acquire Nexus Capital Partners S.A.S. (“Nexus”), one of the top independent alternative real estate asset managers in Colombia, operating since 2008, with approximately US$700 million in AUM across multiple strategies. The transaction was structured in two stages. The first tranche of the acquisition was signed on June 5, 2024, and closed on July 16, 2024, whereas the second tranche was signed on July 16, 2024 and closed on August 26, 2024. The Nexus business, when combined with the Colombian Real Estate strategies we acquired as part of the business arrangement with Bancolombia in 2023, brought our Colombian based Real Estate FEAUM to US$1.95 billion.
Acquired Helius' Funds in Brazil

On July 10, 2024, we entered into an agreement with Helius Capital Gestão de Recursos S.A. (“Helius”), a small Brazilian independent asset manager focused on long-biased strategy for the assignment of the management of its funds to Patria. The transaction also involved the hiring of Mr. William Leite as the new portfolio manager of our Public Equities team. The transfer of Helius funds was concluded on September 12, 2024 and the transaction closed on September 13, 2024.
Corporate Information
Patria was incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and changed the jurisdiction of its incorporation to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our principal executive office is located at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. Our telephone number at our principal executive office is +1 345 640 4900. Our principal website is www.patria.com. The information that appears on our website is not part of, and is not incorporated into, this annual report. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access this annual report.
B.    Business Overview
Overview
We are a global alternative investment firm focused on the middle market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe, with combined assets under management (“AUM”), of US$41.9 billion and US$31.8 billion as of December 31, 2024 and 2023, respectively. Fee-earnings AUM ("FEAUM"), which are the AUM on which we earn management fees, totaled US$ 32.9 billion and US$23.9 billion as of December 31 2024 and 2023, respectively. We seek to be the gateway for alternative investing in Latin America and the partner of choice for both global as well as local Latin American institutional and individual investors. We aim to serve our investors' needs by providing a diverse range of investment solutions that generate attractive risk-adjusted returns in order to help investors meet their specific portfolio objectives. To serve our clients needs, we offer a comprehensive and expanding array of investments strategies across major asset classes - private equity, infrastructure, credit, real estate, and public equities. We offer these strategies through a variety of product structures designed to meet our clients' investment goals and liquidity needs. Product structures, generally fall into the categories of drawdown funds, permanent capital listed vehicles and interval funds, open end funds, and separately managed accounts ("SMAs"), among others.
As an asset manager, investment performance is the core of our business and a fundamental driver of our growth, and we believe we have built a solid track record across our strategies. The 20-year pooled Net IRR for our flagship private equity buyout funds, for example, was 12.2% as of December 31, 2024 in U.S. dollars and 19.1% in local currencies. For infrastructure, the pooled Net IRR in U.S. dollars for our latest two fully invested vintage flagship development funds was 10.7% as of December 31, 2024, and on a local currency basis was 19.8%.

Patria Investments Limited	72

With respect to credit, our Latin America High Yield Credit fund, our largest strategy, has outperformed its benchmark by 375 basis points ("bps") as of December 31, 2024 since inception in February 4, 2000. The fund has also beaten its benchmark CEMBI Broad Div Latam HY over the trailing 1, 3, 5 and 10-year periods through December 31, 2024. With respect to real estate, of our largest REITs with assets in excess U$75 million, which totals AUM of U$4.4 billion, 14 out of 21 have beaten the related benchmark since inception. Finally, in our GPMS business our investments in primaries, secondaries, and co-investments have generated gross IRRs of 17%, 19% and 19%, respectively, since inception and as of September 30, 2024, the latest date for which information is available. For further information on our funds performance, see “—Our Business.”
We believe we have also generated attractive financial performance for our shareholders. Since our IPO, we have grown our FEAUM from US$7.7 billion as of December 31, 2020 to US$ 32.9 billion as of December 31, 2024. Our Fee Related Earnings grew from US$56.8 million in 2020, adjusted for a comparable post-IPO compensation structure, to US$170.1 million in 2024, and our Distributable Earnings per Share rose to U$1.24 in 2024 from U$1.02 in 2021, our first year as a public company. Our Net Accrued Performance Fees increased from US$298.4 million as of December 31, 2020 to US$318.8 million as of December 31, 2024, even after the realization of US$162 million within the same period and adverse currency movements over that time.
In 2024, we implemented several important changes to our capital management policy to enhance our capital flexibility in order to fund our growth, including acquisitions, and long-term shareholder returns. Starting with our dividend in the second quarter of 2024, we transitioned from a variable quarterly dividend policy of approximately 85% of Distributable Earnings to a fixed quarterly dividend of U$0.15 per share, subject to annual review. In addition, we instituted a share repurchase plan of up to 1.8 million shares through June 2025, announced our intention to use repurchases to mitigate the impact of compensation-based share issuance overtime, and announced our plan to use Performance Related Earnings to fund acquisitions and/or repay acquisition related debt.
As of December 31, 2024, we had 577 professionals, of which 35 were partners, 21 of whom have worked together for more than 15 years. We operate in 13 offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá and Medellín (Colombia), Santiago (Chile) and Edinburgh (Scotland) as well as client-coverage offices in New York (United States), Sausalito (United States), London (England), Dubai (UAE), Hong Kong (China) and Buenos Aires (Argentina), in addition to our corporate business and management office in George Town (Cayman Islands).
Our Vision
We seek to expand our successful business and investment strategy, which has been in place since the inception of our company, as we see the continuing growth of our industry and the increasing demand for our products. We seek to continue to grow as a global mid-market alternative asset manager specialized in key resilient sectors in two main regions, Latin America and Europe.
We strongly believe the acquisitions and investments we have made in our investment, product, and distribution capabilities will enable us to expand our leadership position in the regions where we operate in terms of capital raised for alternative strategies and among emerging markets-based alternative investments managers overall.
We understand that to become the gateway to mid-market investment opportunities to our investors, we must focus not only on continuing to deliver attractive risk-adjusted investment returns in our current products, but also develop new product capabilities that cater to the ever evolving investment needs and objectives of our clients. We seek to build long-term relationships with our investors as a solutions-oriented investment provider, as exemplified by the development of our customized SMA capabilities, as opposed to simply a product-centric investment manager.
Historically, our ability to provide returns, products and knowledge to our clients has been predicated on our ability to transform the sectors in which we invest by applying our investment approach which combines deep knowledge of our region, strong sector specialization, expertise in operational value creation, and a competence in working together with talented entrepreneurs, investors, and managers. We believe that by continuing to promote our investment approach, while also deepening and enlarging our sector and geographical expertise, and expanding the range of our investment offerings, we can better serve our clients.

Patria Investments Limited	73

We believe that our ambition can be made viable by our focus on attracting and retaining the best talent from different investment specialties, and regions and leveraging the power of our investment approach to create attractive investment outcomes. In turn, this should help us attract and retain clients and assets, driving our economic returns and helping us to build scale. We seek to scale our operating platform to support the expansion of existing products as well as to launch new ones as we look to serve our clients' evolving needs, which should enable us to translate our growth into high levels of sustained profitability. In addition to attracting top talent and ever-improving our professional standards, we continue to invest in our processes and in the improvement of our technological backbone.
Our Business - Significantly Enhanced our Diversification
As an asset manager, our AUM and FEAUM are two of our most important KPIs, illustrating the evolution of our business in terms of size, products, and capacity to generate revenues. We believe that the growth of our AUM and FEAUM is directly supported by our performance, and our ability to invest these assets to produce attractive risk-adjusted returns. Our calculation of two key measures - Total AUM and FEAUM - may differ from the calculations of other investment managers and, as a result, may not be comparable to similar metrics presented by other investment managers. These measures are defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance.”
Since our IPO, product, geographic, and investor diversification have been a key component of our strategy, and we believe we have made significant progress on these objectives. For example, from approximately seven investments strategies at the time of our IPO, we now offer more than 35 investment strategies across a wider variety of asset classes, with plans for continued expansion.
Platform overview by asset class as of December 31, 2024

Notes: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Mgmt. Fee Rate includes the proforma impact of 100% of VBI and the Bancolombia initiative which is effective at Patria’s 50% and 51% ownership levels, respectively. On August 1, 2024, Patria concluded the acquisition of the remaining 50% interest of VBI Real Estate in Brazil.

Patria Investments Limited	74

From December 31, 2009 to December 31, 2024, our Total AUM increased from US$2.4 billion to US$41.9 billion at a compounded annual growth rate (“CAGR”), of 20.9% per year. Our FEAUM, defines the effective capital managed by us on which we derive management fees, and as of December 31, 2024 our FEAUM were US$ 32.9 billion and grew at a 44% CAGR from year end 2020, just prior to our January 2021 IPO. Our Total AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds that charge management fees over the deployed capital.
The following charts illustrate our Total AUM and FEAUM growth curves:
Total AUM Patria (in US$ billions)

Total FEAUM Patria (in US$ billions)

Note: There can be no guarantee that we will achieve comparable growth metrics in the future. Others includes discontinued strategies such as hedge funds.

Patria Investments Limited	75

Private Equity—Operational value creation in resilient sectors
We have been evolving our private equity strategies since 1994, applying our investment approach to create leading companies in resilient sectors, such as agribusiness, healthcare, food and beverage, and logistics. As of December 31, 2024 and 2023, our private equity product had over US$$9.81 billion and US$12.1 billion of AUM and US$5.4 billion and US$6.7 billion of FEAUM, respectively. Collectively, our private equity funds had approximately 70 investments and over 310 underlying acquisitions historically as of December 31, 2024 as we develop our investments. As of December 31, 2024 and 2023, the consolidated cash-weighted net IRR since inception for all our private equity products was 8.0% and 12.5% in U.S. dollars and 14.5% and 16.4% in Brazilian reais, respectively, with limited use of leverage. We believe that performance in reais is a key indicator of our investment acumen as it substantially eliminates the impact of U.S. dollar exchange rate volatility, which is outside of our investment control, and we expect will be of growing importance as we anticipate local investors investing in local currencies will increasingly be attracted to our private equity solutions as we develop products to cater to this market. In addition, with our expansion to venture capital, growth equity, and middle-market private equity solutions in developed markets, we believe our product offering now more fully covers the private equity investment spectrum.
Our performance is a result of our diligent investment process, which includes:
•Our tailored thesis formulation process, which balances macroeconomic analyses to address regional comparative advantages and shortcomings with thoughtful market targeting and sector focus. This approach seeks to identify sectors that are large, growing and resilient where supply-side fragmentation would allow for market consolidation. In general, our investment theses focus on the acquisition of several small to medium sized companies, with an average of approximately six acquisitions per thesis, in order to consolidate a fragmented market;
•Sourcing of specific investment targets based on our team’s extensive professional networks followed by a disciplined investment selection process. This involves a due diligence process focused on mitigating legal, financial and operational risks as well as producing a detailed business plan for the relevant company to deliver the targeted returns. The combination of proprietary sourcing with an operationally intensive due diligence process seeks to ensure that potential investment targets are companies with successful owner-operators interested in partnering with us to drive scale and growth through market consolidation;
•Acquisition of a control position, at an attractive entry price, in companies where execution risk is mitigated by the collaboration between such owner-operator and our team. A key differentiating aspect of our strategy is the focus on partnerships with established owner-operators striving to support the growth of profitable businesses rather than making outright acquisitions;
•Intense hands-on operational involvement in portfolio companies, working alongside management to drive revenue growth, consolidate markets through add-on acquisitions to capture synergies and build scale, in addition to other efficiency-enhancing initiatives. We develop detailed business plans, have strong alignment with owner-operators’ long-term plans and onboard strong, experienced management teams, including certain of our own key executives, usually in C-level or director positions;
•Capital is allocated to portfolio companies at a gradual pace, consistent with our investment approach based on the consolidation of fragmented markets. This staged deployment allows us to mitigate execution and foreign exchange risks, while seeking to optimize returns by redirecting capital allocation to our best-performing investment theses; and
•Understanding and mapping potential exit strategies from the initial stages of the development of the investment thesis and throughout the entire investment cycle. This involves establishing domestic and international relationships with potential “target buyers” from the start of our investment analysis.

Patria Investments Limited	76

Private Equity | Overview as of December 31, 2024
Private Equity | Performance versus benchmark as of September 30, 2024 (latest benchmark data available)

(1)Methodology: Cash Weighted Chronological (“Pooled Returns”) consolidates funds return at original dates and cash flows. 20-years considers Fund II, III, IV, V, VI, VII as of 3Q24.(2) Cambridge index as of September 2024 (latest available) The index is a horizon calculation based on data compiled from 1,635 US private equity funds, including fully liquidated partnerships, formed between 1986 and 2024. (3) Cambridge index as of September 2024 (latest available) The index is a horizon calculation based on data compiled from 799 Emerging Markets private equity and venture capital funds, including fully liquidated partnerships, formed between 1986 and 2024.

Patria Investments Limited	77

Infrastructure—Creating value through growth and development strategies
We believe we have built one of the leading infrastructure investment products in Latin America in terms of AUM, considering our US$5.5 billion and US$5.6 billion of Total AUM and U$3.4 billion and U$3.3 billion of FEAUM as of December 31, 2024 and 2023, respectively. We have offered over US$2.0 billion of co-investment opportunities to date since our inception in 2006. As of December 31, 2024 and 2023, our infrastructure products had a consolidated cash-weighted net IRR since inception of 6.6% and 7.7% in U.S. dollars and 16.8% and 16.7% in Brazilian reais, respectively. As of December 31, 2024, the consolidated cash-weighted net IRR of our infrastructure Fund III and Fund IV, our latest fully invested vintages, was 10.7% in U.S. dollars and 19.8% in Brazilian reais, which we believe demonstrates the strength of our most recent funds. Performance in Brazilian reais is particularly noteworthy as it substantially eliminates the impact of U.S. dollar exchange rate volatility and therefore, we believe may be a better representation of our investment acumen relative to dollar-based returns. In addition, we expect to develop additional infrastructure strategies targeted to local and regional investors who will be investing in local currencies.
The focus of our infrastructure investments is to capture additional “alpha” in Latin America’s infrastructure sectors through a disciplined but flexible investment process that we believe has shown to be value accretive regardless of macroeconomic cycles and external environments, and is based on the following elements:
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
•Operation and efficiency gains: Identification of opportunities for efficiency gains and of specific value drivers related to the project and the investment thesis; and
•Platforms: Assembly of experienced management and operating teams at the individual portfolio companies that are complemented and supported by seasoned members of our corporate team, all under a set of incentive mechanisms to align the interests of management and operating teams with our fund’s objectives and guidelines.
After building a successful franchise of infrastructure funds that invest in value-add opportunities in Latin America, we are now expanding our product offering with infrastructure funds focusing on core infrastructure as well as infrastructure credit. On March 8, 2021, we announced the closing of our first evergreen, publicly traded, Core Infrastructure fund, Patria Infraestrutura Energia Core FIP Infra (“PICE”). PICE has closed on total commitments of approximately US$148 million (R$914 million), and is a yield-focused investment vehicle that seeks to invest in high-quality, operational power generation and transmission assets in Brazil. This platform is designed to hold investments for longer periods than traditional private equity and is listed on the Brazilian Stock Exchange (B3) under the symbol (“PICE11”), which allows for its investors to have liquidity through the secondary market. Other examples of the expansion of our infrastructure platform include: (i) the August 2022 launch of Patria Infraestrutura Energia Core Renda FIP Infra (“PIER”). PIER which now has about US$148 million (R$919 million) and invests primarily in established hydro plants that are fully operational, with inflation-indexed long-term contracts and already distributing yield to investors; (ii) the 2023 launch of our credit infrastructure fund ("Infrastructure Credit"), which combines the strength of both our credit and infrastructure platforms and which now has approximately U$182 million of AUM as of December 31, 2024; and (iii) the 2024 acquisition of Tria Comercializadora de Energia S.A., an energy trading company which represents a strategic collaboration between the Patria group and key players in the energy sector. This combination allows us to enhance and diversify our infrastructure vertical by integrating specialized expertise from the Brazilian energy market.

Patria Investments Limited	78

Infrastructure | Overview as of December 31, 2024

(1)Capex developed/contracted.
(2)Hamilton Lane Infra Global Median.
Infrastructure | Performance versus benchmark as of December 31, 2024

(1)Hamilton Lane Benchmarks as of September 2024.
(2)Net Returns as of December 31, 2024.
Private Equity and Infrastructure Fund Terms
The key terms of our private equity and infrastructure flagship funds are in general: (1) tenure of 10 to 12 years, extendable for two additional years; (2) 1.5%–2.0% p.a. management fee, charged on either committed or invested capital; (3) five to six years of investment period; (4) for the funds which charge fees over committed capital, reduction of the basis for calculation of the management fee from committed capital to invested capital at the end of the investment period; (5) 0.25% discount on the management fee after raising a successor fund (step-down); (6) 15%–20% carried interest range, European waterfall structure with full catch-up, where performance is measured versus the preferred rate at the fund level (all distributions go to investors and the manager will not participate in profits until the investor’s capital, costs and preferred return have been fully satisfied); and (7) preferred returns from 6% p.a. to 8% p.a..

Patria Investments Limited	79

As our business evolves, many larger investors are increasingly accessing our investment strategies and capabilities through separately managed accounts (“SMAs”). SMAs by design each have unique and customized fee structures and terms and conditions but often allow for the recycling of capital and compounding, and we expect many SMAs will have lives that meet or exceed those of our drawdown funds. As of December 31, 2024 approximately 16% of our FEAUM were in SMAs across the entirety of our platform, including GPMS.
Private Equity and Infrastructure Development Drawdown Funds Investment Record as of December 31, 2024

Note: Patria will report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO.

Credit and Public Equities
The combination with Moneda Asset Management was an important step towards our diversification as it added two new product lines - credit and public equities. As of December 31, 2024 and 2023, the Total AUM for our credit platform was US$6.7 billion and US$5.4 billion, respectively, while FEAUM in credit were US$6.5 billion and US$5.4 billion. Our credit FEAUM grew 21% from December 31, 2023 to December 31, 2024 driven by a combination of strong investment performance, led by our Flagship USD Corporate High Yield fund, and net new business flows.
We expect credit will be a key driver of our growth driven by our strong investment performance, continued investor demand for differentiated credit strategies, and as we continue to expand the range of strategies we offer and the variety of investment vehicles in which we offer our strategies, including Luxembourg domiciled UCITs, Ireland domiciled investment trusts, and a closed-end private credit fund in Brazil. Overall, most of our credit strategies are in long-term or evergreen fund structures such as interval funds that offer limited gates of liquidity.
Total AUM for our public equities products was US$1.9 billion and US$3.0 billion, respectively, at December 31, 2024, down 37% from December 31, 2023 due to a combination of net outflows, weak investment returns and negative FX impacts. In general public equities strategies in Latin America have been negatively impacted by lackluster demand due to poor market returns, competition from new products, and in some cases weak demand reflecting high interest rates. Nevertheless, we believe we are well positioned in the event demand for public equities strategies improves given our experienced team and solid long-term track record.

Patria Investments Limited	80

Credit | Overview as of December 31, 2024
Credit | Performance Highlights as of December 31, 2024

Notes: Regional Corporate Strategies - Source: Moneda Asset Management, JP Morgan, Evestment. Data calculated by Moneda Asset Management as of December 31st, 2024. Benchmarks used: Cembi Broad Div Latam Index (JP Morgan) for LatAm High Yield and GBI Broad Div Latam Index (JP Morgan) for LatAm Local Currency. (1) Data point for the last 10 years of the fund (2) Data point since inception of the fund. Local Corporate Strategies - Source: Moneda Asset Management, Patria, RiskAmerica. Data as of December 31st, 2024. Benchmark used: RiskAmerica Corporativo Global for Chile High Yield. Inception Date of Chile High Yield: December 31st, 2012. Past performance is not a guarantee of future results. (3) Includes two smaller vehicles – Credit D365 and FIAGRO which have a target return of CDI+3.5%.
.
Public Equities | Overview as of December 31, 2024

Patria Investments Limited	81

Public Equities | Performance Highlights as of December 31, 2024

Notes:Data as of December 31st, 2024. LatAm Public Equities Strategy returns have been calculated by Moneda applying the Global Investment Performance Standard methodology and have not been certified by a third party. Inception date LatAm Equities Strategy: May 27th, 2008. Inception Date Chile Equities Strategy: March 18th, 1994. Source: Moneda Asset Management. Inception date PIPE Institutional: Oct 9th, 2014. PIPE Institutional returns are in BRL and as of June 30, 2024. (1) Outperformance reflects primary fund within strategy. Past performance is not a guarantee of future results.

Credit and Public Equities Investment Performance as of December 31, 2024

Patria Investments Limited	82

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks.

Real Estate
We have significantly expanded our Real Estate investment capabilities in both Brazil and Colombia and total Real Estate AUM and FEAUM as of December 31, 2024 and 2023 were US$5.8 billion and US$3.7 billion and US$5.5 billion and US$3.8 billion, respectively. Approximately US$4.8 billion of our Real Estate FEAUM are in permanent capital vehicles, predominately listed REITs in Brazil.
The expansion of our Real Estate business in Brazil was substantially driven by our acquisitions of VBI and the CSHG Real Estate business, which we combined to create "Patria Real Estate" platform in Brazil, with total FEAUM as of December 31, 2024 of U$3.3 billion making us one of the largest independent managers of listed REIT strategies in Brazil. We believe our scale, breadth of strategies, and investment track record leave us well positioned to grow this business over time through a combination of new products, follow-on offerings of existing products, as well as the ability to continue to consolidate what is a highly fragmented market.
Through our business arrangement with Bancolombia and further acquisition of Nexus, we have also built a sizeable Real Estate platform in Colombia that as of December 31, 2024 totaled U$2.0 billion of FEAUM, versus U$1.4 billion at December 2023 and virtually zero as of December 31, 2022. Our Colombian Real Estate strategies are currently focused predominately on institutions through very long-duration commingled investment vehicles.

Patria Investments Limited	83

Real Estate | The Evolution of Patria's Real Estate Since IPO as of December 31, 2024

Note: (1) FEAUM incorporate 100% of VBI FEAUM (2) As of July-22-24, Patria has completed the transfer of Credit Suisse’s Brazilian Real Estate underlying funds; (3) Agreement to acquire Nexus announced on Jun-6-24 and closed on Aug-26-24.

Real Estate | Overview as of December 31, 2024

Note: Market value of Brazilian REIT market as of Dec-24;Source B3. Past performance is not a guarantee of future results.

Patria Investments Limited	84

Real Estate | REITs Performance as of December 31, 2024

Note: Patria will report investment performance for REITS with AUM in excess of US$75mn. Market based return including dividend reinvestment. (1) IFIX launched on December 30, 2010
Global Private Market Solutions
Following the acquisition of the private equity solutions business of abrdn which closed on April 26, 2024, and in combination with our pre-existing advisory business directing Latin American capital to global private markets, we created our global private markets solutions business (“GPMS”). With US$12.2 billion of AUM and US$10.2 billion of FEAUM as of December 31, 2024. This new vertical both enhances our ability to serve as a gateway for Latin American investors to access global private markets, while expanding our investment footprint into developed markets in the fast-growing alternative solutions market.

(1) North America and Europe Middle Market (>$250 mn & <$3 bn) Private Equity (Primaries & Co-Investments) AUM as of FY23 – Source: Preqin (2) Data as of September-30-24. Patria primary investment track record comprises all primary buyout funds selected by current members of the Patria investment team from 2008 to September-30-24. Excludes funds selected by former members of the SL Capital team from 2008-2012 and Aberdeen Asset Management team from 2008-2016 in which no current investment team member had any involvement in the selection process. Includes all geographies and excludes venture. Gross returns represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of platform’s management fees and carried interest, fund expenses and gains/losses on distributed securities. Co-investments include single asset GP-led transactions

Patria Investments Limited	85

Note: Data as of 30 September 2024. Primaries track record: comprises all primary funds selected by current members of the Patria investment team from 2008 to 30 September 2024. Excludes funds selected by former members of the SL Capital team from 2008-2012 and Aberdeen Asset Management team from 2008-2016 in which no current investment team member had any involvement in the selection process. Includes European, North American and Global buyout funds. Secondaries track record: comprises all secondary transactions completed from 2012 to 30 September 2024. Co-investments track record: comprises all investments by current members of the Patria investment team (2013-2017). (1) Returns are gross and represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of Patria’s management fees and carried interest, fund expenses and gains/losses on distributed securities. (2) Performance data excludes co-investments completed in 2024
Our Competitive Strengths
Since our inception, we have grown to become one of the leading alternative investment firms focused on Latin America in addition to having a specialized focused on middle market private equity solutions in developed markets, particularly Europe. We believe the following competitive strengths allow us to capitalize on industry trends and position us well for future growth:
Attractive investment performance track record across market cycles.
We have produced strong long-term investment performance across our product offerings, generating consistent excess returns relative to benchmarks. Our flagship private equity funds pooled 20-year net IRR in U.S. dollars was 15.9% as of September 30, 2024, outperforming the global Cambridge Associates benchmark by more than 130 bps as of September 30, 2024, which is the latest benchmark data available. In local currencies our 20-year net IRR return through September 30, 2024 was 19.4%. For our flagship infrastructure strategy, the pooled net IRR in U.S. dollars for our latest two vintages, or for the last decade, was 10.7% as of December 31, 2024, outperforming the Hamilton Lane Global Infrastructure Median and the Dow Jones Brookfield Global Infrastructure Index by 1.3% and 13.7% respectively. In local currencies our last two infrastructure vintages have generated pooled net IRR's of 19.8%. For Credit, our Latin American High Yield, our Latin American Local Currency and our Chilean High Yield strategies have outperformed their benchmarks since inception by 375 bps, 149 bps and 195 bps respectively. For Real Estate, 14 of our 21 REIT's we manage have outperformed the benchmark since inception as of December 31, 2024. Finally, in our GPMS business our investments in primaries secondaries, and co-investments have generated gross IRRs of 17%, 19%, and 19%, respectively, since inception and as of September 30, 2024, the latest available data.
Strong client relationship model and capital raising capabilities.
We are one of the leading alternative investment firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. As of March 13, 2025, Preqin’s database on fund managers ranks us as the number one asset manager in the region for private equity and infrastructure in terms of funds raised in the last 10 years. We have been steadily expanding our capital raising capabilities and currently have over 120 individuals in our commercial organization ranging from client coverage and product specialists to investor relations officers, which compares to only 10 at the time of our IPO. Our commercial teams are located in 13 offices globally.

Patria Investments Limited	86

As we have expanded our investment and product capabilities and regional and global reach, we are evolving our commercial organization to better serve our regional and global investors as we shift from a product-oriented sales organization, to a solutions-centric model to better meet our clients ever evolving needs. In recognition that investor needs will vary by location and region and type, we have developed a commercial organization that includes local/regional hubs to better serve local and regional investors, while also expanding our ability to reach global investors with global specialists. Currently, we have three local hubs in Brazil, Chile and Colombia, and anticipate expanding the number of local hubs overtime as we expand our geographic footprint. We also continue to invest in and expand our global investment and distribution capabilities.
Distribution Structure | Global Presence

Commercial Distribution Structure

PATRIA MARKETING & DISTRIBUTION

Enhancing the commercial structure through the last cycle

PATRIA

Commercial Structure

Global Commercial Team

5 FTEs at IPO

~10x

Local Hubs & Global Specialists

Regional Head
Commercial Planning
Client Coverage
Product
Marketing
Client Services
IR/Prod. Specialist
52
72
124 FTEs in 2024

Next steps

Enhance PAX Global CRM Platform with **AI**

Marketing Evolution

1. Global Institutional Marketing
2. Local Institutional Marketing
3. Global Branding, Local Marketing
4. Global Branding, Local Marketing, Product Marketing
5. Global Branding, Local Marketing, Product Marketing, **Client Journey**

Patria Investments Limited	87

Highly attractive and scalable business model with robust growth trajectory. We participate in an industry that we believe benefits from strong secular growth trends, as well as growth as a result of strategic acquisitions and market consolidation. From 2009 to 2023, our Total AUM increased at a compound annual growth rate, or “CAGR”, of 20.3%. Since our IPO in 2021 our FEAUM grew at a compound rate of 44% to December 31, 2024. As of December 31, 2024 approximately 20% of our FEAUM are in permanent capital vehicles and over 90% of our FEAUM are in investment vehicles with no or limited liquidity windows. For details on our AUM and FEAUM growth, see “—Our Business.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. Considering the stickiness and long-duration of our FEAUM, the management fees we generate are highly predictable providing us with highly visible cash flows. The long duration of our assets in combination with our greater diversification relative to the time of our IPO, enhances the resiliency of our business. In addition to management fees, performance and incentive fees provide the potential for additional revenues linked with our investment performance. As of December 31, 2024 and 2023, the sum of our net accrued performance fees was US$319 million and US$535 million, respectively. The decline was mainly the result of the combination of asset sales and realizations and negative foreign exchange impacts. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance.
Seasoned management team with entrepreneurial spirit and professional culture.
As of December 31, 2024, we had a senior management team, composed of 21 members. Most of our 35 partners have been working together for more than 15 years on average. Partners and senior management leaders are highly aligned with our clients’ objectives, with sizable personal capital commitments to our active funds. Our team includes more than 230 investment professionals and more than 90 client coverage professionals based in São Paulo, Santiago, Montevideo, Buenos Aires, Bogotá, Medellín, Buenos Aires, New York, Sausalito, London, Edinburgh, Dubai, and Hong Kong. Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance (“ESG”), standards. Our operating partners, usually former C-level executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team. We also have what we believe to be one of the best entry-level programs in our sector: Patria Academy, our internship program with approximately 250 applicants per position. We also offer our employees the opportunity to rotate between multiple roles. For more information on our management, see “Item 6. Directors, Senior Management and Employees.”
Our entrepreneurial spirit, professional culture, and partnership proposition disseminated at scale are powerful variables that contribute to our execution capabilities and, most importantly, to our ability to attract and retain talent across our business platform. We believe that our recognized brand, together with our cutting-edge transactions, and ability to offer multiple, challenging career paths, all aligned with our award-winning internship program, allows us to attract the best-in-class students from top universities in Latin America and consistently source young talent. Our culture, aligned with a meritocratic environment and a partnership open to all and fast career development, also helps us to retain talented professionals.
Unparalleled brand equity as one of the thought leaders in the region.
The performance of our funds coupled with our expanding range of investment strategies and geographic footprint, helps us attract and retain as investors many of the largest and most relevant institutional global investors. We believe we have evolved to become one of the trusted partners to many of our global clients regarding their Latin American investment decisions. The recognition from such renowned investors reinforces our brand equity and strongly leverages our capital raising capabilities to attract new investors and increase our share of wallet of current clients. In Latin America, we believe our expanded investment capabilities and regional footprint combined with the brand equity we've built over three decades reinforces our position as a thought leader throughout the region. We also seek to provide investors with access to high quality middle market private equity solutions in Europe and North America through our GPMS business as we selectively expand our footprint into developed markets.
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

Patria Investments Limited	88

Divestment activities are also positively impacted by our brand equity recognition. Public markets, large corporations, and other strategic investors, which are the usual buyers of our portfolio companies and infrastructure investments, recognize our track record of building and structuring great companies and assets, with good governance and strong management teams and business processes.
Business Growth Strategy
The alternative investment industry has experienced significant growth, which we expect to continue and contribute to our future growth. Amongst mid-market focused alternative asset managers, we believe we are one of the market leaders with regard to fundraising for alternatives in the regions where we operate. For example, as of March 13, 2025, Preqin’s database on fund managers ranks us as the number one asset manager in Latin America for private equity and infrastructure in terms of funds raised in the last 10 years.
A key part of our growth strategy has been to expand our product offering to better serve local and regional investors, in addition to global investors. The expansion in our capabilities, which has been substantially fueled by acquisitions, is highlighted by the expansion in the number of investment strategies we offer to over 35 as of December 31, 2024. We have also expanded the range of asset classes in which we invest as well as our geographic reach. We expect our future growth will continue to be fueled by a combination of organic growth we generate internally, as well as through strategic acquisitions that further enhance our capabilities and scale.
Growing addressable market. Alternative investments are expected to continue to grow vigorously and sustainably over the long-term. According to Preqin’s special report published in 2024, 'The Future of Alternatives in 2028', assets under management ("AUM"), in alternative asset classes (including private markets and hedge funds) is expected to grow at a CAGR of more than 8% to reach more than US$24.5 trillion by the end of 2028, up from US$16.3 trillion in 2023.
We believe the penetration of Latin American private investments as a share of global private markets can increase from the historically low levels. Preqin data as of April 15, 2024 shows that Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2023 represented 6% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially over time, driven by positive economic and currency cycles and the low correlation between Latin America and the global economy.
Continue to diversify and grow our client base of large global investors. We have a strong, diversified and sophisticated global client base of over 500 institutional and high-net-worth investors and over 1.3 million retail investors. As of December 31, 2024, our investors included: (1) 8 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments); (2) 10 out of the world’s 20 largest pension funds; and (3) 6 out of the U.S.’s 10 largest pension funds. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments, such as high-net-worth individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them have only recently begun to invest in, or increase their allocations to, private markets investments. In addition, in selected countries within Latin America such as Brazil and Colombia, certain institutional investors are required to invest in local markets, and we believe this home country bias will drive demand for local alternative investment solutions overtime. Developing local strategies to meet this evolving local demand has been a key new business initiative for us.
In this context, today’s largest private market investors are expected to continue their growth trajectory and diversification, establishing a presence in an increasing number of high-growth geographies. We intend to continue building relationships with investors around the world and to position ourselves to participate in the growth of the global private markets. We believe we are well-positioned to pursue the opportunities arising from increased allocations among institutional investors and the rapid wealth creation globally among high-net-worth individuals, given our strong brand and reputation, particularly in Latin America, multi-office resources, top talent investment professionals and comprehensive suite of products and services. .
We believe our existing long-term relationships have been built not only through our long-term investment track records and the trust we have engendered over the years, but also through other initiatives, such as:
•Sharing interesting co-investment opportunities: In our infrastructure strategy alone, we've offered more than US$2.0 billion in co-investment opportunities to our LPs since inception;

Patria Investments Limited	89

•Acting as a thought partner to our clients: We are often sought out by our client base for our insights on macroeconomic and sector-specific trends in Latin America, given our successful track record as an investor in key sectors such as healthcare, food & beverage, infrastructure and agribusiness, among others; and
•Our robust and structured reporting process: We offer transparent and regular disclosure of our funds’ performance, as well as detailed information on our portfolio of companies and investments.
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
Continue to increase our product portfolio. Starting from our flagship private equity and infrastructure funds, we have made significant progress in diversifying our investment platform across major asset classes as we seek to offer a wider range of products to meet the needs of our growing client base. Aligned with our growth strategy, we have used capital raised in our January 2021 IPO, modest amounts of debt, and our strong cash flow, to drive inorganic expansion, adding complementary products and scaling our presence in key asset classes such as credit, real estate and developed middle market private equity solutions. We also continue to expand our offerings in our legacy businesses in private equity and infrastructure.
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
Expand access to channels. While we have established a solid direct communication program with global institutional investors, we aim to continue to grow and leverage our existing investor relations and marketing capabilities to access new relationships and investor segments. In addition to continuing to cultivate our rich direct relationships with our current global client base, we expect that deepening our relationships with distributors, private banks, and digital platforms may significantly enhance the marketing potential of our products in Latin America and globally.
Tap a growing demand for private market investment products in Latin America. We believe that we are well-positioned to reap the benefits of the financial deepening in Latin America, which is expected to continue driving greater demand for alternative investment products in the region. We believe our platform has the investment track record and distribution expertise required to expand our capital raising in Latin America by leveraging and expanding our existing local investment products.
Environmental, Social and Corporate Governance—Responsible Investment and Sustainability
We recognize the crucial role that material environmental, social, and governance ("ESG"), considerations can play in shaping long-term value generation, and we assess them in our risk-return investment analysis and decisions. Our approach is governed by our Responsible Investment Policy, updated in 2024, which sets forth our general guidelines.
We believe our investments have positive impacts in the Latin American markets considering the volume of investments and the sensitivity of the industries in which they operate. With this, our investment philosophy is based on long-term value creation through strict investment guidelines and governance principles. Sustainability is an important part of our way of doing business and an important support to our value creation proposal. To underpin this approach, in January 2020, we became a signatory to the Principles for Responsible Investment (PRI), an independent institution supported by the United Nations (UN).
We continue to improve our Responsible Investment framework to assess all considerations rigorously in our investment process through nine steps to evaluate and address material aspects in the three main stages of the investment cycle: (i) investment, (ii) active ownership and, (iii) divestment. The implementation of the different steps varies according to the asset class, the moment in the investment cycle when the step is considered, and the level of depth, based on Patria's leverage, materiality, and priorities:
1.Exclusion List: compliance with the relevant exclusion list(s), according to the fund that will make the investment.

Patria Investments Limited	90

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
Patria’s Responsible Investment team sits within the management and transformation business area, which reports to the Chief Portfolio Officer, and leads active ownership of the portfolio.
In 2022, we hired a Head of Responsible Investment with 20 years of experience in sustainability management and oversight in multiple industries in Latin America. The area currently has a dedicated team and it is supported by an external counsel with expertise on the matter, as well and external consultants for screening of new thesis and due diligence of target companies, as well as other special projects and initiatives.
Responsible investment oversight and implementation (which fall under the responsibility of the Responsible Investment team and portfolio companies) is further described in the Responsible Investment Policy.
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

Patria Investments Limited	91

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
Our corporate office is responsible for the management of the firm, including financial planning & analysis, accounting, tax, treasury, procurement, funds administration, information technology, compliance, risk & controls and client onboarding functions. Our success is highly dependent on our solid human resources structure, which is composed of business partners distributed across areas and a centralized corporate team. Our corporate team is responsible for all of our support positions and also for any activity which is better and more efficient when centralized, such as payroll and benefits. Our legal and compliance team is structured similarly, through business partners with specialized knowledge and working closely with our investment areas, as well as a strong centralized corporate team. The corporate team not only leverages synergies and the efficiencies resulting from shared, centralized processes, but also ensures that we act as a unit, follow our policies and code of ethics, and support our values, principles and our way of conducting business across all our operations. Additionally, we make sure to partner with the best-in-class service providers available, with the appropriate technical and jurisdiction-specific expertise, building long-term solid relationships.

Patria Investments Limited	92

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
Our Information Technology. We have state-of-the-art infrastructure technology aligned with best practices. We work to achieve high performance and availability having all critical assets configured to be fault-tolerant to sustain operations in the event of a major failure. We keep appropriate backups through a disk-based and cloud-based approach with data duplication. We have a comprehensive and highly available disaster recovery (“DR”), strategy and solution with multiple layers of redundancy: our file and application servers are replicated in real time to the DR site, our maximum data loss in the event of a disaster is 15 minutes, and we perform disaster recovery tests annually. Finally, we are evolving towards browser-based applications, delivered through software as a service as they are easier to maintain, improve and roll out and are the right fit for most of our business activities, giving us the agility we need with known and recognized security structures.
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

Patria Investments Limited	93

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
U.S. Investment Advisers Act of 1940
Certain of our subsidiaries, including Pátria Investimentos Ltda, Patria Finance Limited, Patria Investments Uruguay Agente de Valores S.A. and VBI Real Estate Gestão de Carteiras S.A. are exempt reporting advisers under the U.S. Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), as each (i) acts solely as an adviser to private funds and has assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million, or (ii) acts as an adviser solely to one or more venture capital funds, as defined in Rule 203(l)-1. Furthermore, each of Moneda USA, Inc., Patria Capital Partners, LLP and Patria Private Equity (Europe) Limited is a registered U.S. investment advisers (“RIA”) under the Investment Advisers Act and is subject to oversight and regulation by the SEC. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected."
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

Patria Investments Limited	94

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

Patria Investments Limited	95

Relevant Applicable Law to Asset Management Activities in Brazil
Pursuant to Law No. 6,385 of December 7, 1976, as amended (“Law No. 6,385/76”) the distribution and issuance of securities in the market, trading of securities, management and settlement and/or clearance of securities transactions all require prior authorization by the CVM. The applicable regulatory framework in Brazil is further supplemented by regulation issued by the CVM, CMN and the Central Bank, and self-regulation policies, such as those issued by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the ANBIMA and the ABVCAP).
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
Internal Compliance Procedures
CVM Resolution No. 21/2021 requires that asset management firms maintain internal compliance procedures.

Patria Investments Limited	96

Regulation Against Money Laundering in Brazil
Law No. 9,613 of March 3, 1998, as amended, plays a major regulatory role in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial system for the aforementioned illicit acts. The Anti-Money Laundering Law also created the Council of Control of Financial Activities (Conselho de Controle de Atividades Financeiras) (“COAF”), which operates under the Ministry of Economy. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the authority of other bodies and entities, as well as report suspicious criminal activities to the prosecutors and the police. Pursuant to the Anti-Money Laundering Law, banks, securities brokers, securities distributors, asset managers, leasing companies, credit card companies, insurance companies and insurance brokers, among others, must:
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
•adopt anti-money laundering (“AML”), internal control policies and procedures that are compatible with the size of the company;
•register and maintain up-to-date records with the appropriate regulatory agencies;
•comply with COAF’s requests and obligations;
•pay special attention to any transaction that, considering the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; and
•confirm to the applicable regulatory agency that no offending transactions have occurred.
Currently, CVM Rule No. 50, of August 31, 2021, provides for rights, obligations and guidelines related to anti-money laundering and combating the financing of terrorism (“AML/CFT”), procedures applicable to asset management firms, such as the Brazilian Regulated Entities.
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

Patria Investments Limited	97

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
•Alternative onboarding systems and simplified onboarding process for nonresident investors. CVM Rule No. 50 allows the using of alternative onboarding systems, if they meet the applicable rules and regulations, ensuring the protection of client information, as well as the maintenance and traceability of this information. Furthermore, said rule maintains the simplified onboarding tool for nonresident investors (“NRIs”). It is worth mentioning that the simplified onboarding process does not exempt the regulated entity from conducting KYC procedures. Nevertheless, in line with the risk-based approach, the rule indicates a greater flexibility of deadlines for updating the onboarding information on clients of regulated entities.
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
Relationships with Other Regulated Entities
The Brazilian Regulated Entities perform a range of fiduciary administration and portfolio management services to the Investment Funds under our management, as described above. In order to provide such services, the Brazilian Regulated Entity engages with local representatives and custodians to register and effect foreign investments in Brazil under CMN Rule 4,373 (the “4,373 Representatives and Custodians”). The 4,373 Representatives and Custodians are entities regulated by the CVM and the Central Bank, and are subject to the same AML/CFT rules described above, in addition to other rules on custody and representation applicable to nonresident investments in Brazil.
In addition, we currently perform fiduciary administration of some Investment Funds under our management, for the others, such as Investment Funds (fundos de investimentos em participação - FIPs), Financial Investment Funds (fundo de investimento financeiro - FIFs), Real Estate Investment Trusts (fundos de investimento imobiliário—FIIs), and Credit Funds (fundo de investimento em direitos creditorios—FIDC) we engage third-party fiduciary administration to perform fiduciary administration services.
Brazilian Regulated Entities
Our subsidiaries, Pátria Investimentos Ltda., VBI Real Estate Gestão de Carteiras S.A and Kamaroopin Gestora de Recursos Ltda performs activities that are subject to regulation in Brazil by the CVM and is a member of the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais or“ANBIMA”), and the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital) (“ABVCAP”) (jointly the “Brazilian Regulated Entities”).
As required by the applicable Brazilian regulation, these entities are authorized to operate by the CVM, as follows:
•to perform portfolio management services for all types of investment funds in Brazil (“Investment Funds”); and
•to provide fiduciary administration services for Brazilian investment funds.

Patria Investments Limited	98

Furthermore, the Brazilian Regulated Entities are duly authorized to act in the distribution of quotas of the Investment Funds that are manage by it, pursuant to CVM Resolution No. 21/2021, which allows asset management companies to perform distribution activities, however, with certain restrictions in relation to an entity fully authorized as a member of the distribution system, such as not being able to distribute securities issued by third parties. To perform such distribution activities, the Brazilian Regulated Entities must comply with all CVM rules applicable to the members of the distribution system regarding (1) suitability requirements to the clients’ investor profile, (2) registration of clients, payment of redemptions, amortizations and/or investment orders to and from the clients’ accounts, (3) anti-money laundering, concealment of assets, rights and values prevention and (4) exchange of information between the distributor and the fiduciary administrator of the relevant Investment Fund, and appoint an officer to ensure that these rules are properly observed. The Brazilian Regulated Entities are also an exempt reporting adviser under the U.S. Investment Advisers Act of 1940, as amended, as it acts solely as an adviser to private funds and has assets under management, as defined in Rule 203(m)-1, in the United States of less than US$150.0 million. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—If we are required to register under the Investment Advisers Act, our ability to conduct business could be materially adversely affected."

Relevant Applicable Law to Securities Management Activities in the Cayman Islands
The Securities Investment Business Act (As Revised) of the Cayman Islands (“SIBA”), sets out the legal framework governing the carrying-on of securities investment business and requires persons or entities conducting licensable or registerable securities investment business activities to be accordingly licensed by, or registered with, CIMA.
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
Licensing Requirement
Any Cayman Islands company, limited liability company, or partnership (whether general, limited liability or exempted) incorporated or registered in the Cayman Islands which intends to conduct, in the course of business, any securities investment business is required either: (1) to obtain a license, granted by CIMA, under SIBA (a “Licensee”); or (2) to become a registered person with CIMA under SIBA (a “Registered Person”) unless they fall under one of the SIBA exemption categories. The securities investment business activities of entities incorporated or established in the Cayman Islands will be considered to be carried on in or from within the Cayman Islands. SIBA also applies to those who purport to carry on relevant securities investment business activities (even if the relevant securities investment business activities are not in fact carried on by that person).
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

Patria Investments Limited	99

SIBA provides that Registered Persons must not conduct any securities investment business until they are in receipt of formal approval from CIMA to do so. Registered Persons are prohibited under SIBA from acting or functioning as a depositary in, or from within, the Cayman Islands. All Registered Persons are required to ensure that each and every shareholder, director and senior officer are “fit and proper persons” to the satisfaction of the CIMA. Registered Persons shall not be registered by CIMA “unless the applicant has satisfied CIMA that the applicant’s shareholders, directors and senior officers are fit and proper persons.” CIMA requires the submission and review of personal information in this regard and applies procedures in determining whether a person is fit and proper. Registered Persons of companies incorporated under the Companies Act must have a minimum of two directors, who are individuals or one corporate director each of whom is complying with the Directors Registration and Licensing Act, As Amended (the “DRLA”). Registered persons must account separately for their own funds and/or property, and the funds and/or property of each client.
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
Patria Finance Limited and Infrastructure II GP, Ltd. are registered with CIMA, as a registered person under the Securities Investment Business Act (As Revised) of the Cayman Islands (“SIBA”). SIBA and related regulations are the framework which governs the regulation of persons carrying on securities investment business in or from the Cayman Islands. Our SPAC subsidiaries in Cayman Islands (Patria SPAC LLC and Patria Latin American Opportunity Acquisition Corp.) are non-regulated entities and are not subject to the CIMA regulations.
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
Pursuant to the Cayman AML Regime, SIBA Registered Persons are required, in summary:
•to have anti-money laundering officers appointed; i.e., an anti-money laundering compliance officer, a money laundering reporting officer and a deputy money laundering reporting officer (the “AML Officers”);
•to adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing (“AML/CTF/CPF”), policies and procedures providing for the application of know-your-client (“KYC”), client identification and verification procedures, a clearly documented “risk-based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the Registered Person to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity;
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

Patria Investments Limited	100

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
If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (1) the Financial Reporting Authority of the Cayman Islands (“FRA”), pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands (“POCA”), if the disclosure relates to criminal conduct or money laundering, or (2) a police officer of the rank of constable or higher, or the FRA, pursuant to the Terrorism Act, if the disclosure relates to involvement with terrorism or terrorist financing and property. If the issuer were determined by the Cayman Islands authorities to be in violation of the POCA, the Terrorism Act or the Cayman AML Regulations, the issuer could be subject to substantial criminal penalties and/or administrative fines.
Relevant Applicable Law to Asset Management in Colombia
Regulatory Framework (Anti Corruption/Foreign Bribery):
The Colombian Criminal Code includes criminal rules and regulations to prevent, control, detect, eliminate and prosecute all matters related to financing terrorism and money laundering. The criminal rules and regulations cover the omission of reports on cash transactions, mobilization or storage of cash, and the lack of controls.
On January 18, 2022, Colombia enacted Law 2195 (Anti-bribery law), which increases the penalties, fines, crimes and sanctions that may be placed to local and branches of foreign companies, on the matter of corruption and the commitment of certain conducts that may result in crimes or felonies against the public administration, environment, economic and social order, terrorism financing and organization of terrorism groups, money laundering, private corruption, unlawful administration, among others. The new penalties include fines, suspensions or bans on contracting with the government, the disclosure of the conducts in media, the prohibition to receive any subsidy from the government, the dismissal of the staff that has been involved with the conduct, and the dismissal of the staff that tolerated or agreed to the conduct resulting in the crimes once determined by a judge.
Main regulations:
Political Constitution of Colombia (Constitución Política de Colombia)
Criminal Code (Código Penal)
Law 1474 of 2011
Law 1778 of 2016
Law 2014 of 2019
Law 2195 of 2022
External Circular (Circular Externa) No. 100-000011 (August th. 9, 2021) (“Circular PTEE”)
External Circular (Circular Externa) No. 100-000012 (August th. 9, 2021)
Inter-American Convention against Corruption of the Organization of American States (Convención Interamericana contra la Corrupción de la Organización de los Estados Americanos)
The United Nations Convention against Corruption (Convención de las Naciones Unidas en Contra de la Corrupción)
Regulatory Framework Money Laundering, Finance of Terrorism, Proliferation of Weapons of Mass Destruction:

Patria Investments Limited	101

Colombian laws adopt the latest guidelines related to anti-money laundering and other terrorist activities established by the Financial Action Task Force on Money Laundering (“FATF”). Colombia, as a member of the GAFI-SUD (a FATF-style regional body) follows all of FATF’s 40 recommendations and nine special recommendations.
Anti-money laundering provisions have been complemented with provisions aimed at deterring terrorism financing. The requirements include “know your customer” including ultimate beneficial owners identification, rules and procedures to protect financial institutions from being used directly by shareholders and executives in money-laundering activities, for channeling funds for terrorist activities, or for the concealment of assets from such activities; these rules and procedures set forth detailed instructions for monitoring these risks.
Main regulations:
Law 808 of 2003
Law 800 of 2003
Law 970 of 2005
External Circular (Circular Externa) No. 100-000016 (December th, 24, 2020)
External Circular (Circular Externa) No. 100-000004 (April 9 th, 2021)
External Circular (Circular Externa) No. 100-000008 (June 11 th, 2021)
External Circular (Circular Externa) No. 100-000015 (August 24 th, 2021)
Law 1121 of 2006 (art. 20)
Law 1186 of 2009
Decree 1674 of 2016
Decree 1736 of 2020 (art. 7, núm. 28)
Decree 1068 of 2015 (art. 2.14.2)

Patria Asset Management S.A. is authorized in Colombia to perform investment manager services and is subject to the oversight of the SFC (Superintendencia Financiera de Colombia) once it receives a license to distribute funds.
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
Moneda S.A. Administradora General de Fondos is a special purpose corporation, whose existence requires the prior approval of the CMF and which may only manage third-party funds. There is a minimum capital requirement of CLUF 10,000.
Additionally, for each managed public fund, an insurance policy is required for a minimum amount of CLUF 10,000.
Asset managers in Chile are established as corporations, therefore they must have a board to oversee compliance with the by-laws of the fund and with the legal and regulatory provisions applicable to the managers.
Chilean law No. 20,712 provides for the following types of funds: (1) mutual funds; (2) non-redeemable investment funds; and (3) redeemable investment funds. The main distinction between these three types of funds is the payment date for redemptions where such are permissible. As of December 31, 2024, Moneda did not manage any mutual fund. A significant difference between redeemable investment funds and non-redeemable investment funds is that the latter does not allow for on-demand redemptions, whereas the former must pay redemptions within 11 days.

Patria Investments Limited	102

Financial Markets Commission
The Financial Markets Commission (Comisión para el Mercado Financiero) (“CMF”), is the main financial and securities regulator in Chile. Its objective is to oversee the proper operation, development and stability of the financial market. It has oversight over all open-ended corporations, issuers of securities, stockbrokers, insurance and reinsurance companies, mutualities, special purpose corporations and banks. The CMF is empowered to issue regulations on all those industries and to impose fines and sanctions (including the withdrawal of a license and the approval, suspension and delisting of issuers or securities).
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
Chilean Regulated Entities
Moneda S.A. Administradora General de Fondos is registered in Chile as an asset manager and investment advisor subject to the Chilean funds law (Law No. 20,712), the Chilean securities law (Law No. 18,045) and the Chilean corporations law (Law No. 18,046). It is subject to the oversight and control of the Financial Markets Commission (Comisión Para el Mercado Financiero) (“CMF”), as well as the Financial Analysis Unit (Unidad de Análisis Financiero).
Moneda Corredores de Bolsa Limitada is registered in Chile as a broker dealer and investment advisor subject to the Chilean securities law. It is also subject to the oversight and control of the CMF.
Relevant Applicable Law to Securities Markets in Uruguay
Uruguayan Laws No. 16,696 and No. 18,627 and the Compilation of Rules of the Securities Market (Recopilación de Normas sobre el Mercado de Valores) (“RNMV”), set out a legal framework governing the carrying on of securities management business activities and requires persons or entities conducting such activities to be licensed as “portfolio managers” by the Superintendence of Financial Services (the “STS”), of the Central Bank of Uruguay (“CBU” and together, the “SFS/CBU”).
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

Patria Investments Limited	103

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
Uruguay Anti-Money Laundering Legislation
As a portfolio manager, Patria Investments Uruguay Agente de Valores S.A. is subject to the Anti-Money Laundering Regulations of Uruguay (the “Uruguay AML Regime”).
Pursuant to the Uruguay AML Regime, portfolio managers are required to:
•have anti-money laundering officers appointed;
•adopt and implement anti-money laundering, the countering of terrorist and counter proliferation financing (“AML/CTF/CPF”), policies and procedures providing for the application of know-your-client (“KYC”), client identification and verification procedures, a clearly documented “risk-based approach” to AML/CTF/CPF (including country risk analysis to identify acceptable countries determined by the portfolio manager to have a “low risk” of money laundering, terrorist financing and proliferation financing), targeted financial sanctions screening processes, staff training and awareness, AML/CTF/CPF record keeping and internal reporting procedures in place to identify and report any suspicious activity; and
•monitor, assess and test the AML/CTF/CPF procedures to ensure continuing internal compliance with all laws and regulations in relation to AML/CTF/CPF and any related sanctions under Uruguayan law; and
•produce reports of suspicious operations before the corresponding authority of the CBU, according to the Uruguay AML Regime.

Patria Investments Limited	104

If any employee of Patria Investments Uruguay Agente de Valores S.A. knows or suspects, or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering, or is involved with terrorism or terrorist financing and property, and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to the Financial Analysis Unit of the CBU.
Uruguay Regulated Entities
Patria Investments Uruguay Agente de Valores S.A. in Uruguay is authorized as a broker dealer and investment advisor by the Central Bank of Uruguay. The license was granted on November 17, 2023.
Relevant Applicable Law to Securities Management Activities in UK
The Financial Services and Markets Act 2000 (“FSMA” or the “Act 2000”) which is an Act of the Parliament of the United Kingdom that created the FCA as a regulator for insurance, investment and banking business. FSMA and related secondary legislation define the "regulatory perimeter," setting out the activities and entities that fall within the scope of UK's financial services regulation.
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
•dealing in investments as an agent;
•making arrangements with a view to transactions in investments;
•managing investments; and
•controlling (but not holding) client money.

Patria Investments Limited	105

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
United Kingdom Regulated Entities
Patria Investments UK Ltd. in U.K is authorized as a MiFID manager by the FCA, the scope of permission to perform the following regulated activities and services:
•Advising on investments (except for pension transfers and pensions opt outs);
•Arranging (bringing about deals) in investments;
•Dealing in investments as agent;
•Establishing, operating or winding up a collective investment scheme;
•Making arrangements with a view to carry out transactions in investments; and
•Managing investments.
Other jurisdictions
Our subsidiaries in Dubai (UAE), and Hong Kong (China) perform activities that require registration with and regulation by appropriate regulatory authorities in their jurisdictions, as follows:
•Patria Investments Hong Kong Limited in Hong Kong is licensed as a Type 1 Dealing in Securities, issued by the SFC (Securities and Futures Commission);
•Patria Investments UK Ltd. has a branch in Dubai with a category 4 DIFC Investment Advisory License, issued by the Dubai International Financial Centre ("DIFC");
C.    Organizational Structure
On December 1, 2020, we entered into a purchase agreement among Blackstone and certain of its affiliates, Messrs. Alexandre T. de A. Saigh, Olimpio Matarazzo Neto and Otavio Lopes Castello Branco Neto (together referred to as the “Founders”), and certain entities affiliated with the Founders (the “Founder Entities”), and Patria Brazil, in connection with the Purchase and Roll-Up. See “—A. History and Development of the Company—Our History—Corporate Reorganization” for additional information regarding our corporate reorganization.
For a chart showing our current corporate structure and equity ownership, see “Presentation of Financial and Other Information—Corporate Structure.” Such chart is provided for illustrative purposes only and does not show all of the legal entities.

Patria Investments Limited	106

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
As of December 31, 2024, we owned a number of trademarks, including, but not limited to, Patria Investimentos, Patria Investments, Moneda, Moneda Asset Management and VBI Real Estate to identify several business and financial services, in Brazil, Chile, Colombia, United Kingdom and other jurisdictions, mostly in Latin America and the European Union. We also own other valuable trademarks and designs covering various brands, products, programs and services, including Patria Finance, Patria Real Estate, Moneda Corredores de Bolsa, Moneda Asset, VBI and VBI Real Estate. We have a number of registered copyrights, software and domain names.
Properties
We lease our corporate business and management office, which is located in 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. We also lease additional office space in São Paulo (Brazil), Buenos Aires (Argentina), Montevideo (Uruguay), Bogota and Medellín (Colombia), and Santiago (Chile), New York and Sausalito (United States), Edinburgh (Scotland), London (England), Dubai (UAE), and Hong Kong (China). We do not own any property. Our current facilities are suitable for our business needs and we understand that adequate additional space will be available as and when needed.
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
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of the years ended December 31, 2024, 2023 and 2022 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”
Overview
We are a global alternative investment firm focused on the middle market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe, with combined assets under management (“AUM”), of US$41.9 billion and US$31.8 billion as of December 31, 2024 and 2023, respectively. Fee-earnings AUM ("FEAUM"), which are the AUM on which we earn management fees, totaled US$ 32.9 billion and US$23.9 billion as of December 31 2024 and 2023, respectively. We seek to be the gateway for alternative investing in Latin America and the partner of choice for both global as well as local Latin American institutional and individual investors. We aim to serve our investors' needs by providing a diverse range of investment solutions that generate attractive risk-adjusted returns in order to help investors meet their specific portfolio objectives. To serve our clients needs, we offer a comprehensive and expanding array of investments strategies across major asset classes - private equity, infrastructure, credit, real estate, and public equities. We offer these strategies through a variety of product structures designed to meet our clients' investment goals and liquidity needs. Product structures, generally fall into the categories of drawdown funds, permanent capital listed vehicles and interval funds, open end funds, and separately managed accounts ("SMAs"), among others.

Patria Investments Limited	107

As an asset manager, investment performance is the core of our business and a fundamental driver of our growth, and we believe we have built a solid track record across our strategies. The 20-year pooled Net IRR for our flagship private equity buyout funds, for example, was 12.2% as of December 31, 2024 in U.S. dollars and 19.1% in local currencies. For infrastructure, the pooled Net IRR in U.S. dollars for our latest two fully invested vintage flagship development funds was 10.7% as of December 31, 2024, and on a local currency basis was 19.8%.
With respect to credit, our Latin America High Yield Credit fund, our largest strategy, has outperformed its benchmark by 375 basis points ("bps") as of December 31, 2024 since inception in February 4, 2000. The fund has also beaten its benchmark CEMBI Broad Div Latam HY over the trailing 1, 3, 5 and 10-year periods through December 31, 2024. With respect to real estate, of our largest REITs with assets in excess U$75 million, which totals AUM of U$4.4 billion, 14 out of 21 have beaten the related benchmark since inception. Finally, in our GPMS business our investments in primaries, secondaries, and co-investments have generated gross IRRs of 17%, 19% and 19%, respectively, since inception and as of September 30, 2024, the latest date for which information is available. For further information on our funds performance, see “—Our Business.”
We believe we have also generated attractive financial performance for our shareholders. Since our IPO, we have grown our Fee-Earning Assets Under Management from US$7.7 billion as of December 31, 2020 to US$ 32.9 billion as of December 31, 2024. Our Fee Related Earnings grew from US$56.8 million in 2020, adjusted for a comparable post-IPO compensation structure, to US$170.1 million in 2024, and our Distributable Earnings per Share rose to U$1.24 in 2024 from U$1.02 in 2021, our first year as a public company. Our Net Accrued Performance Fees increased from US$298.4 million as of December 31, 2020 to US$318.8 million as of December 31, 2024, even after the realization of US$162 million within the same period and adverse currency movements over that time.
In 2024, we implemented several important changes to our capital management policy to enhance our capital flexibility in order to fund our growth, including acquisitions, and long-term shareholder returns. Starting with our dividend in the second quarter of 2024, we transitioned from a variable quarterly dividend policy of approximately 85% of Distributable Earnings to a fixed quarterly dividend of U$0.15 per share, subject to annual review and adjustments as determined by our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments, clawback obligations and dividends to shareholders for any ensuing quarter. In addition, we instituted a share repurchase plan of up to 1.8 million shares through June 2025, announced our intention to use repurchases to mitigate the impact of compensation-based share issuance overtime, and announced our plan to use Performance Related Earnings to fund acquisitions and/or repay acquisition related debt.
As of December 31, 2024, we had 577 professionals, of which 35 were partners, 21 of whom have worked together for more than 15 years. We operate in 13 offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá and Medellín (Colombia), Santiago (Chile) and Edinburgh (Scotland) as well as client-coverage offices in New York (United States), Sausalito (United States), London (England), Dubai (UAE), Hong Kong (China) and Buenos Aires (Argentina), in addition to our corporate business and management office in George Town (Cayman Islands).
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
The following table presents certain key operating performance metrics for the years ended December 31, 2024, 2023 and 2022:

Patria Investments Limited	108

		For the Years Ended December 31,
	2024	2023	2022	2024/2023 Change	2023/2022 Change
		(in US$ millions)
Assets Under Management (AUM)	41,899	31,843	27,250	10,056	4,593
Private Equity AUM	9,812	12,064	10,909	-2,252	1,155
Infrastructure AUM	5,537	5,387	5,836	150	-449
Credit AUM	6,697	5,610	4,693	1,087	917
Public Equities AUM	1,877	2,908	2,140	-1,031	768
Real Estate AUM	5,791	3,432	1,325	2,359	2,107
GPMS (1)	12,184	0	0	12,184	0
Advisory & Distribution (1)	0	2,442	2,345	-2,442	97
Fee Earning AUM (FEAUM)	32,901	23,900	19,167	9,001	4,733
Private Equity AUM	5,404	6,658	6,048	-1,254	610
Infrastructure AUM	3,419	3,272	3,287	147	-15
Credit AUM	6,522	5,381	4,520	1,141	861
Public Equities AUM	1,803	2,910	2,142	-1,107	768
Real Estate AUM	5,513	3,476	1,404	2,037	2,072
GPMS (1)	10,239	0	0	10,239	0
Advisory & Distribution (1)	0	2,204	1,767	-2,204	437
Net Accrued Performance Fee (2)	319	535	478	-216	57

(1) Starting with our first-quarter 2024 results, we established a new vertical—Global Private Market Solutions (GPMS). As a result, we reclassified certain assets from Advisory & Distribution into GPMS, Credit, Public Equities and Real Estate. These reclassifications are reflected in the tables detailing changes in AUM and FEAUM
(2) Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Assets Under Management
Our AUM provides our operational size and market share perspective. AUM is the total capital funds managed by us plus the investments directly made by others in the invested companies (co-investments).

Patria Investments Limited	109

The following table reflects the changes in our AUM for the years ended December 31, 2024 and 2023:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution	Total
	(in US$ millions)
AUM as of December 31, 2023	12,064	5,387	5,610	2,908	3,432	0	2,442	31,843
Reclassification	0	207	-178	85	294	2,034	-2,442	0
Acquisitions	0	0	0	0	2,834	9,482	0	12,316
Inflows	186	454	1,380	233	588	2,314	0	5,154
Realizations & Dividends	-351	-127	-267	-41	-392	-1,426	0	-2,605
Redemptions	-141	0	-388	-799	-65	-402	0	-1,795
Valuation Impact	41	242	698	-368	-277	376	0	712
Foreign Exchange (FX)	-1,992	-685	-155	-140	-670	-182	0	-3,823
Funds capital variation	6	60	-3	0	47	-13	0	96
AUM as of December 31, 2024	9,812	5,537	6,697	1,877	5,791	12,184	0	41,899
Our AUM was US$41,899 million as of December 31, 2024, an increase of US$10,056 million, compared to US$31,843 million as of December 31, 2023. The increase in AUM was mainly due to acquisitions (mostly driven by the acquisition of the private equity solutions business from abrdn), new capital raised across all verticals and positive performance of our funds. These increases were partially offset by appreciation of the U.S. Dollar against the local currencies, realizations in our portfolio companies and GPMS mandates, dividends distributed from our REITs, credit and public equities funds and redemptions across all verticals except Infrastructure. For more information about the acquisitions, see "Item 4. Information on the Company—A. History and Development of the Company."
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

Patria Investments Limited	110

Fee Earning AUM
Our FEAUM assesses our capability of generating recurring operating revenues. FEAUM is the total capital managed by us on which derive management fees.
The following table reflects the changes in our FEAUM for the years ended December 31, 2024 and 2023:

	Private Equity	Infra- structure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution	Total
	(in US$ millions)
FEAUM as of December 31, 2023	6,658	3,272	5,381	2,910	3,476	0	2,204	23,900
Reclassification	0	0	29	85	294	1,796	-2,204	0
Acquisitions	0	0	0	0	2,704	8,103	0	10,807
Inflows	62	364	1,293	184	523	1,823	0	4,249
Realizations & Dividends	-126	-33	-152	-41	-283	-1,550	0	-2,186
Redemptions	0	0	-387	-791	-48	-113	0	-1,338
Valuation Impact	0	44	573	-404	-73	541	0	681
Foreign Exchange (FX) and Other	-132	-230	-213	-141	-915	-314	0	-1,944
Change in fee basis	-1,058	2	0	0	-166	-46	0	-1,268
FEAUM as of December 31, 2024	5,404	3,419	6,522	1,803	5,513	10,239	0	32,901
Our FEAUM was US$32,901 million as of December 31, 2024, an increase of US$9,001 million, compared to US$23,900 million as of December 31, 2023. This increase was driven by acquisitions (mostly driven by the acquisition of private equity solutions business from abrdn), new capital raised across all verticals and positive performance of our funds. These increases were partially offset by appreciation of the U.S. Dollar against the local currencies, realizations in our portfolio companies and GPMS mandates, dividends distributed from our REITs, credit and public equities funds and redemptions in credit, public equities, real estate and GPMS. For more information about the acquisitions, see "Item 4. Information on the Company—A. History and Development of the Company"
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

Patria Investments Limited	111

Net Accrued Performance Fee
Our net accrued performance fee measures the current total expectation of cash inflow from performance fee related to our operational funds by the end of each period.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2024 and 2023:

(in US$ millions)
Net accrued performance fee as of December 31, 2023	534.9
Private Equity Fund III	0
Private Equity Fund IV	0
Private Equity Fund V	-109.7
Private Equity Fund VI	-32.3
Infrastructure II	-0.8
Infrastructure III	-57.6
Infrastructure IV	-13.1
Agribusiness I	0.0
Alturas II	1.0
Payara I	-2.9
Payara II	-0.7
Net accrued performance fee as of December 31, 2024	318.8

(1)    Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Our net accrued performance fee was US$319 million on December 31, 2024, a decrease of US$216 million, compared to US$535 million on December 31, 2023. The decrease was primarily due to the US dollar appreciation against other currencies, stock price of the listed companies in the portfolio and the realization of US$39 million in our Infrastructure III fund.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2023 and 2022:

(in US$ millions)
Net accrued performance fee as of December 31, 2022	461.8
Methodology Adjustment	15.9
Net accrued performance fee as of December 31, 2022 (new methodology) (1)	477.7
Private Equity Fund III	-0.3
Private Equity Fund IV	0.0
Private Equity Fund V	-31.6
Private Equity Fund VI	101.1
Infrastructure II	0.0
Infrastructure III	-27.7
Infrastructure IV	4.9
Agribusiness I	0.0
Alturas II	0.9
Payara I	8.2
Payara II	1.7
Net accrued performance fee as of December 31, 2023	534.9

Patria Investments Limited	112

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

	For the Years Ended December 31,
	2024	2023	2022	Change 2024/2023	Change 2023/2022
	(in US$ millions)
Fee Related Earnings (FRE)(1)	170.1	147.7	130.0	22.4	17.7
Distributable Earnings (DE)(2)	189.2	186.3	147.1	2.9	39.2
Net income for the year	75.7	120.8	94.1	-45.1	26.7

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
Fee Related Earnings (FRE)

	For the Years Ended December 31,
	2024	2023	2022	Change 2024/2023	Change 2023/2022
	(in US$ millions)
Net income before income tax	80.2	114.7	101.0	(34.5)	13.7
Revenue from performance fees	(62.7)	(74.1)	(30.4)	11.4	(43.7)
Taxes on revenue—performance fees	0.4	1.4	1.2	(1.0)	0.2
Long-term employee benefits(1)	20.3	14.7	3.5	5.6	11.2
Carried interest allocation	20.9	25.3	10.2	(4.4)	15.1
Deferred and contingent consideration(2)	32.9	22.9	12.9	10.0	10.0
Carry bonus provision	—	—	—	—	—
Amortization of intangible assets from acquisitions(3)	25.2	19.3	17.4	5.9	1.9
SPAC expenses and transaction costs(4)	1.1	1.1	11.4	—	(10.3)
Other transaction costs(5)	35.8	9.1	7.2	26.7	1.9
Gross obligation adjustments (6)	(3.1)	11.6	3.5	(14.7)	8.1
Share of loss from associate(7)	0.3	0.1	0.1	0.2	—
Net financial (income)/expense	18.8	1.6	(8.0)	17.2	9.6
Fee Related Earnings	170.1	147.7	130.0	22.4	17.7

Patria Investments Limited	113

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
Distributable Earnings (DE)

	For the Years Ended December 31,
	2024	2023	2022	Change 2024/2023	Change 2023/2022
	(in US$ millions)
Net income for the year	71.9	118.4	93.0	(46.5)	25.4
Deferred income tax expenses	(6.3)	(13.4)	1.5	7.1	(14.9)
Amortization of intangible assets from acquisitions	25.2	19.3	17.4	5.9	1.9
Long-term employee benefits	20.3	14.7	3.5	5.6	11.2
Deferred and contingent consideration	32.9	14.3	12.9	18.6	1.4
Derivative financial instrument gains/(losses)	2.7	13.4	0.3	(10.7)	13.1
SPAC expenses and transaction costs	1.1	7.3	11.4	(6.2)	(4.1)
Unrealized net financial income/(expense)	5.6	—	—	5.6	—
Other transaction costs	35.8	12.3	7.2	23.5	5.1
Distributable Earnings	189.2	186.3	147.1	2.9	39.1
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

Patria Investments Limited	114

The attractiveness of private markets. With private markets being an important piece of our product offering, our results of operations are affected by the growth of this industry. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s special report published in 2024, ‘The Future of Alternatives in 2028’, assets under management (AUM) in alternative asset classes (including private markets and hedge fund) is expected to grow at a CAGR of more than 8% to reach more than US$24 trillion by the end of 2028, up from US$16 trillion in 2023. According to Preqin's report, there is a growing trend of global investors establishing and raising target allocations to alternatives. These actions have been driven by several factors, including: (1) consistent outperformance in alternatives compared to public markets in both short and long-term investment periods; (2) alternatives play a key role on portfolio diversification benefits with low correlation to traditional assets; and (3) lower volatility in alternatives when compared to public markets, particularly during market downturns. We believe the penetration of Latin America private investments as a share of total global private markets can increase from the historically low levels. Preqin data as of April 15, 2024 shows that Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2023 represented 6% of global GDP. We believe that the volume of capital flowing to private markets in Latin America can increase substantially, driven by positive economic and currency cycles and the low correlations between Latin America and the global economy. For additional information regarding our industry, see “Item 4. Information on the Company—B. Business Overview.”
Our ability to attract new capital and investors. Our ability to attract new capital and investors in our funds is driven by our ability to generate attractive risk-adjusted investment returns that meet our investors evolving needs. Since 1994, we have expanded from our initial flagship private equity strategies, to other asset classes including infrastructure, credit, real estate, middle market PE solutions and public equities. We also offer a wider variety of strategies within each asset class through an expanding range of fund and product structures including listed permanent capital vehicles, separately managed accounts, interval funds, and drawdown funds. Since our IPO this expansion in our capabilities was fueled by, and made possible by, our acquisition strategy. Additionally, we have built a comprehensive distribution structure that helps us attract and service leading global institutional investors, in addition to expanding our reach with local institutions, retail and high net worth investors. However, capital raising continues to be very competitive. If we are unable sustain attractive investment returns and successfully raise new capital overtime, our AUM, our FEAUM and associated fees in future periods may be lower than in prior years. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our asset management business depends in large part on our ability to generate attractive investment returns and raise capital from third-party investors. A failure to generate attractive investment returns and to raise capital from third-party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.”
Our ability to successfully deploy capital. Our ability to maintain and grow our revenue base is dependent upon our ability to successfully deploy and invest the capital available to us, generate attractive investment returns, and in certain product structures, most notably drawdown funds, profitably monetize investments through capital markets transactions and strategic sales. As of December 31, 2024, we have overseen the deployment of more than US$34 billion through capital raised by our drawdown products and believe that there are significant market opportunities for us to deploy capital in our investment strategies within our target markets. Nevertheless, greater competition, high valuations, increased overall cost of credit and other general market conditions may impact our ability to identify and execute attractive investments. Additionally, because we seek to make investments that have an ability to achieve our targeted returns while taking on a reasonable level of risk, we may experience periods of reduced investment activity. We have a long-term investment horizon and the capital deployed in any one quarter may vary significantly from the capital deployed in any other quarter or the quarterly average of capital deployed in any given year. Reduced levels of transaction activity also tend to result in reduced potential future investment gains and performance fees, lower transaction fees and lower fees from our product lines, which may earn fees based on deployed capital.

Patria Investments Limited	115

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
Foreign Exchange Rates
Foreign exchange rates may impact our results, considering that part of our revenues and expenses are in currencies other than U.S. dollars. In 2024, 50% of our revenues and 25% of our expenses were denominated in U.S. dollars. In 2023 and 2022, 67% and 64% of our revenues and 48% and 40% of our expenses were denominated in U.S. dollars, respectively. Based on our current asset class mix, a 10% variance in soft currencies against the dollar impacts FRE by only about 2%, as our expense base provides a substantial hedge against currency movements that may impact our FEAUM. See notes 5 and 21 to our audited consolidated financial statements included elsewhere in this annual report.
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

Patria Investments Limited	116

As of 2023, Latin America and the Caribbean had a combined estimated total GDP of US$ 7.1 trillion, approximately 657 million inhabitants, with an average GDP per capita of US$10,797 and average real growth of nearly 2.8% per annum over the past 50 years, according to the World Bank. Important industries have consolidated their presence in the region and acquired scale, the most notable being community and financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. We believe that the region has a large and vibrant consumer market. In most countries an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.
Brazil is the largest economy in Latin America, as measured by GDP, and we therefore have historically carried out the majority of our investments in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023. In 2024, the real depreciated 21.8% to R$6.192 per US$1.00 on December 31, 2024. The currency volatility experienced over the years was primarily driven by short-term capital flows resulted from higher global risk aversion, volatility in global capital markets, and persistent domestic political instability. As of April 25, 2025, the real/U.S. dollar exchange rate reported by the Central Bank was R$ 5.68 per US$1.00, an appreciation of 8.20% of the real since December 31, 2024. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.
Chile has an estimated GDP of US$301 b and 19 million inhabitants as of 2023, and exports of goods and services account for approximately one-third of Chile’s economy. Commodities comprise approximately three-quarters of total merchandise exports; copper alone provides nearly a fifth of government revenues. Structural reforms, pursued consistently since the 1980s, have contributed to steady growth, cutting poverty rates by more than half, and helped cement the country’s commitment to democratic and representative government. The country is an OECD member with a consolidated market-oriented economy characterized by a high level of foreign trade together with a long-standing reputation for strong financial institutions and sound government policies. Not surprisingly, Chile has the highest sovereign credit rating in Latin America. Its main industries are mining (copper, coal, and nitrate), food processing, chemicals, wood, and agribusiness (fishing, viticulture, and fruit). In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of 6.1% in 2020. During 2021, the Chilean economy started to recover as the extensive lockdowns where lifted and consumption was strongly boosted by the pension fund withdrawals and other support measures given by the government. In 2021, GDP grew 11.7%, but the measures implemented by the government to increase liquidity for households during the COVID-19 pandemic led to an increase in inflation, with inflation reaching 7.2% in 2021 and 12.8% in 2022, based on the Chilean consumer price index. As a result, the Chilean Central Bank increased the MPR multiple times, from a historically low level of 0.5% in 2020 to a historically high level of 11.25% in October 2022. In 2023, inflation began to subside and decreased to 3.9% by the end of the year, based on the Chilean consumer price index. In 2024, the Central Bank was still able to further ease monetary policy to 5% even though inflation has trended slightly higher to 4.5%. See "Item 3. Key Information—D. Risk Factors Certain Factors Relating to Latin America and the Countries in Which We Operate—Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms could adversely impact our business."
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

Patria Investments Limited	117

Recent Accounting Pronouncements
For information about recent accounting pronouncements that were adopted in 2024, see note 4(s) to our consolidated financial statements included elsewhere in this annual report.
Certain new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by us. These standards are not expected to have a material impact in the current or future reporting periods and on foreseeable future transactions. For information about recent accounting pronouncements that will apply to us in the near future, see note 4(t) to our audited consolidated financial statements included elsewhere in this annual report.
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
Driven by global connectivity and usage of cloud services to store sensitive information, which includes the company and its clients’ confidential information, our cybersecurity protection measures have increased, impacting our operating costs and IT investments strategy. Our information technology related costs represented 21% and 24% of our administrative expenses for the years ended December 31, 2024 and 2023, respectively.
Description of Principal Consolidated Financial Statements Line Items
We have revised the presentation of our consolidated income statement. Previously, the consolidated income statement provided a classification of our expenses based on their function. Management has concluded that a classification of our expenses based on their nature provides a more meaningful representation of our financial performance. This change in presentation has no impact on our prior years reported net income, earnings per share, consolidated statement of cash flows and consolidated statement of changes in equity. For further information, see note to our audited consolidated financial statements included in this annual report.
Net Revenue From Services
Our net revenue from services relating to our private equity, infrastructure, credit, public equities, real estate and GPMS product lines consists of (1) management fees, (2) performance fees, (3) incentive fees, (4) advisory and other ancillary fees, reported net of applicable taxes.
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
Management fees primarily relate to management of an investment fund in our portfolio, and are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant limited partnership agreement (“LPA”), or private placement memorandum (“PPM”). We recognize management fees when the services are provided, throughout the period that we provide services to the investment fund. As the manager of the investment funds, we may, in our sole discretion, decrease the percentage or amount of fees being paid by the investment funds directly or indirectly to us or fully waive the payment of fees paid by the investment funds for a determined period or until the maturity of the investment funds. As a result, revenue is not recognized in such cases. Any rebates related to repayments of management fees are presented net within gross management fees in our income statement.
Incentive fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.

Patria Investments Limited	118

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
Deferred consideration
Deferred consideration primarily refers to the amount accrued during retention period on our acquisition of Moneda and CSHG, recognized as a compensation expense as the employees render services. Our acquisition of Moneda included US$58.7 million expected to be paid to former shareholders of Moneda in exchange for future services as employees. US$28.7 million outstanding on December 31, 2024, was settled on January 31, 2025. The acquisition of CSHG included US$12.5 million (R$77 million) of which US$9.7 million is outstanding and expected to be paid to key employees until 2030. This expense continues to be recognized as a compensation expense as the employees render services.
Amortization of intangible assets
Amortization of intangible assets are composed of the following components:
•Placement agent fees are composed of costs related to the capital raising processes, comprising a percentage of the amount raised, or a fixed amount paid upfront and amortized over the duration of the fund’s existence;
•Contractual rights are recognized through asset acquisition and business combination transactions. The recognition is at fair value and subsequently amortized on a straight-line basis over the estimated life of the contractual right. Contractual rights include asset acquisitions of Bari, Move and Blue Macaw and business combinations with Patria Asset Management, GPMS, CSHG and Nexus.
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

Patria Investments Limited	119

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
Other income/(expenses)
Other income/(expenses) mainly consist of non-operating or non-recurring provisions and transactions related to merger and acquisition activity, initial public offering expenses related to the SPAC, gains or losses from energy trading and certain other income or expenses.
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
Net Income for the Year
Net income for the year consists of the sum of revenue from services and net financial income minus operating income and expenses and income tax.

Patria Investments Limited	120

Results of Operations
Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023
The following table sets forth our income statement data for the year ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024	2023	Variation (%)
	(in US$ millions, except for percentages)

Net Revenue from services	374.2	327.6	14.2%
Personnel expenses	(111.7)	(78.8)	41.7%
Carried interest allocation	(20.9)	(25.2)	(17.0)%
Deferred consideration	(11.2)	(23.0)	(51.1)%
Amortization of intangible assets	(30.7)	(22.4)	37.2%
General and administrative expenses	(46.7)	(39.1)	19.4%
Other expenses	(45.8)	(18.7)	145.0%
Share of equity-accounted losses	(0.5)	(0.7)	(27.4)%
Net financial expense	(20.6)	(1.7)	1114.1%
Net income before income tax	86.0	118.0	(27.1)%
Income tax	(10.3)	2.8	(467.9)%
Net income for the year	75.7	120.8	(59.6)%
Owners of the Parent Company	71.9	118.4	(39.3)%
Non-controlling interests	3.8	2.4	58.8%

Patria Investments Limited	121

Net Revenue From Services

	For the Years Ended December 31,
	2024	2023	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	303.2	252.9	19.9%
Private Equity	103.2	112.0	(7.9)%
Infrastructure	54.0	50.2	7.6%
Credit (1)	48.8	39.6	23.2%
Real Estate (2)	39.8	20.7	92.3%
Public Equities (1)	18.9	20.1	(6.0)%
Global Private Market Solutions (1)	38.5	10.3	273.8%
Revenue from incentive fees	13.8	4.1	236.6%
Credit	11.0	3.3	233.3%
Real Estate	2.8	—	n.m
Public Equities	—	0.8	(100.0)%
Revenue from performance fees (3)	62.7	74.7	(16.1)%
Private Equity	—	15.4	n.m
Infrastructure	59.8	58.1	2.9%
Real Estate	2.9	1.2	n.m
Fund fees	379.7	331.7	14.5%
Revenue from advisory and other ancillary fees	10.9	2.7	303.7%
Rebate fees (4)	(9.3)	—	n.m.
Taxes on revenue—performance fees	(0.4)	(1.4)	(71.4)%
Taxes on revenue—management fees and other	(6.7)	(5.4)	24.1%
Net Revenues from services	374.2	327.6	14.2%
Brazil (5)	63.5	50.2	26.5%
Cayman Islands (6)	202.7	215.3	(5.9)%
Chile (7)	51.1	53.0	(3.6)%
Colombia (8)	14.7	2.0	n.m
Uruguay (9)	2.9	2.2	n.m
United Kingdom (10)	36.0	0.7	n.m
United States of America (11)	3.3	4.2	(21.4)%

n.m. = not meaningful
(1)Prior category "Advisory & Distribution" was reclassified between GPMS, Real Estate, Public Equities, and Credit.
(2)Includes 50% attributable to non-controlling interest shareholders of VBI Real Estate up to July 31, 2024 and thereafter 0% after we acquired the remaining 50% share in VBI from non-controlling interest. Furthermore, 49.26% is attributable to Patria Asset Management SA. For more information on VBI Real Estate, see “—Agreement to Acquire VBI Real Estate to Anchor Brazil Real Estate Platform.” For more information on Patria Asset Management, see “—Business Arrangement with Bancolombia."
(3)Performance fees and incentive fees are primarily generated when the return of the investment funds exceeds the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees at a point in time when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.
(4)In prior financial periods, rebate fees were presented as general and administrative expenses.
(5)Our Brazil revenue consists primarily of management and performance fees received by our Brazilian entities relating to the services provided to our funds and management and performance fees from VBI Real Estate. The growth in revenue in Brazil was further supported by the acquisition of CSHG funds.
(6)Our Cayman Islands revenue consists of management and performance fees received by our Cayman Islands entities for the services provided to our funds.
(7)Our Chile revenue consists of management, incentive, financial advisory and other fees from Moneda's funds managed in Chile.
(8)Our Colombia revenue consists of management fees from Patria Asset Management S.A. and Nexus.
(9)Our Uruguay revenue consists of management fees from management services rendered to Igah.
(10)Our United Kingdom revenue consists of management fees from Moneda and GPMS funds managed in the United Kingdom.
(11)Our United States revenue consists of management and incentive fees from funds managed by Moneda USA Inc.

Patria Investments Limited	122

Net revenue from services in 2024 amounted to US$374.2 million, an increase of US$46.6 million, or 14.2%, from US$327.6 million in 2023, primarily attributable to an increase of US$41 million in revenue from management fees as a result of additional management fees from acquired companies during 2024. Performance fees decreased by US$12.0 million and due to the variable nature of performance fees and dependency on the various stages of the life cycle of our investment funds and their respective investments, year-on-year comparison is not meaningful. The 2024 recognized performance fees are linked to Patria Infrastructure Fund III. In addition, revenue from incentive fees and from advisory and other ancillary fees collectively increased by US$17.9 million from US$6.8 million in 2023 to US$24.7 million in 2024. Main drivers for the incentives fees are i) Credit funds performance responsible for US$7.7 million and ii) Real Estate funds responsible for US$2.8 million; in both cases, as funds performance were above benchmark, incentive fees were triggered. Regarding, advisory and other ancillary fees the main drivers are higher fundraising for third party managers (mainly Carlyle) which respond for US$4.4 million.
Personnel expenses and carried interest allocation
Personnel expenses in 2024 amounted to US$111.7 million, an increase of US$32.9 million, or 41.8%, from US$78.8 million in 2023, mainly attributable to additional personnel expenses from acquired businesses. Carried interest allocation decreased by US$4.4 million, or 17.4% from US$25.3 million in 2023 to US$20.9 million in 2024, due to a decrease in recognized performance fee revenue.
Deferred consideration
Deferred consideration expenses, related to the business combinations with Moneda and CSHG, decreased by US$11.8 million in 2024. The decline in the expense is attributable to 50% of the Moneda deferred consideration matured during 2023 with the remaining 50% during December 2024. For Moneda, no further expense is expected in 2025. CSHG deferred consideration will be accrued for over the next five years.
Amortization of intangible assets
Amortization of intangible assets increased by US$8.3 million, or 37.4%, from US$22.4 million in 2023 to US$30.7 million in 2024, mainly due to an increase in the value of identifiable intangible assets (brands, non-contractual customer relationships and contractual rights) acquired as part of acquisition transactions.
Other expenses
Other expenses, net of other income increased by US$27.1 million, from US$18.7 million in 2023 to US$45.8 million in 2024, mainly attributable to: (i) a increase of of US$33.9 million related to consideration payable adjustment (mainly VBI and GPMS) partially offset by reduction in gross obligation of US$14.8 million; (ii) an increase of US$12.7 million other expenses as result of integrating acquired business; and (iii) increase in other expenses of US$5.2 million mainly related to a payment for the ISS settlement with the Municipality of São Paulo to the value of US$ 4.2 million. These expenses were partially offset by Energy Trading TRIA contracts of US$6.6 million.

Share of equity accounted losses
Share of equity-accounted losses from entities we have significant influence over but do not control amounted to a loss of US$0.5 million for 2024, (US$0.7 million for 2023). The majority of share of equity-accounted earnings consist of the amortization of identifiable intangible assets acquired as part of the initial associate investment.
Net financial expenses
Net financial expenses in 2024 were US$20.6 million , an increase of US$18.9 million from US$1.7 million in 2023 primarily attributable to higher interest expenses due to bank loans (US$10 million) combined with higher unrealized loss on long term investments (US$8.0 million in 2024 vs US$2.9 million in 2023) and higher expenses in commissions, brokerage and financial expenses associated to current structuring of loan facilities (US$1.7 million).

Patria Investments Limited	123

Net income before income tax
As a result of the foregoing, net income before income tax in 2024 was US$86.0 million, a decrease of US$32.0 million, or -27%, from US$118.0 million in 2023.
Income Tax
Income tax expense in 2024 was US$10.3 million, an increase of US$13.1 million from a positive balance of US$2.8 million expense in 2023. This increase was primarily attributable to the impact of differences in tax rates of foreign subsidiaries mainly due to the jurisdictions of the new acquisitions (mainly Colombia and Brazil).
Net income for the year
As a result of the foregoing, net income of our group in 2024 was US$75.7 million, a decrease of US$45.1 million, or 37.3%, from US$120.8 million in 2023.
Year Ended December 31, 2023, Compared to the Year Ended December 31, 2022
The following table sets forth our income statement data for the year ended December 31, 2023 and 2022:

	For the Years Ended December 31,
	2023	2022	Variation (%)
	(in US$ millions, except for percentages)

Net Revenue from services	327.6	258.9	26.5%
Personnel expenses	(78.8)	(69.8)	12.9%
Carried interest allocation	(25.2)	(10.2)	147.1%
Deferred consideration	(23.0)	(24.4)	(5.7)%
Amortization of intangible assets	(22.4)	(17.4)	28.7%
General and administrative expenses	(39.1)	(31.1)	25.7%
Other income/(expenses)	(18.7)	(9.3)	101.1%
Share of equity-accounted earnings	(0.7)	(2.4)	(70.8)%
Net financial income/(expense)	(1.7)	8.1	(121.0)%
Net income before income tax	118	102.4	15.2%
Income tax	2.8	(8.3)	(133.7)%
Net income for the year	120.8	94.1	28.4%
Owners of the Parent	118.4	93.0	27.3%
Non-controlling interests	2.4	1.1	118.2%

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

Patria Investments Limited	124

Net Revenue From Services

	For the Years Ended December 31,
	2023	2022	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	252.9	223.5	13.2%
Private Equity	112.0	99.6	12.4%
Infrastructure	50.2	51.6	(2.7)%
Credit	39.5	37.3	5.9%
Real Estate(1)	20.7	12.2	69.7%
Public Equities	19.3	17.4	10.9%
Advisory and Distribution	11.2	5.4	107.4%
Revenue from incentive fees	4.1	6.1	(32.8)%
Private Equity	—	—	n.m.
Infrastructure	—	—	n.m.
Credit	3.3	2.4	37.5%
Real Estate	—	—	n.m.
Public Equities	0.8	3.7	(78.4)%
Advisory and Distribution	—	—	n.m.
Revenue from performance fees(2)	74.7	30.4	145.7%
Private Equity	15.4	—	n.m.
Infrastructure	58.1	30.4	91.1%
Credit	—	—	n.m.
Real Estate	1.2	—	n.m.
Public Equities	—	—	n.m.
Advisory and Distribution	—	—	n.m.
Fund fees	331.7	259.9	27.6%
Revenue from advisory and other ancillary fees	2.7	4.2	(35.7)%
Taxes on revenue—performance fees	(1.4)	(1.2)	16.7%
Taxes on revenue—management fees and other	(5.4)	(4.0)	35.0%
Net Revenues from services	327.6	258.9	26.5%
Brazil Revenue (3)	50.2	40.2	24.9%
British Virgin Islands	—	3.1	n.m.
Cayman Islands (4)	215.3	160.2	34.4%
Chile (5)	53.0	52.1	1.7%
Colombia (6)	2.0	—	n.m.
Uruguay (7)	2.2	—	n.m.
Colombia (8)	0.7	—	n.m.
United States of America (9)	4.2	3.3	27.3%

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
(7)Our Uruguay revenue consists of management fees from management services rendered to Igah.
(8)Our United Kingdom revenue consists of management fees from Moneda and funds managed in the United Kingdom.
(9)Our United States revenue consists of management and incentive fees from funds managed by Moneda USA Inc.

Patria Investments Limited	125

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
Personnel expenses and carried interest allocation
Personnel expenses in 2023 were US$78.8 million, an increase of US$9.0 million, or 12.9%, from US$69.8 million in 2022, mainly due to additional personnel expenses from acquired businesses. Carried interest allocation increased by US$15.0 million, or 147.2% from US$10.2 million in 2022 to US$25.2 million in 2023, due to an increase in performance fee revenue.
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

Patria Investments Limited	126

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
Net Income for the Year
As a result of the foregoing, net income of our group in 2023 was US$120.8 million, an increase of US$15.6 million, or 28.4%, from US$94.1 million in 2022.
B.    Liquidity and Capital Resources
General
Our business model derives revenue primarily from third-party assets under management. Patria is not a capital or balance sheet intensive business and targets operating expense levels such that total management and advisory fees exceed total operating expenses each period. As of December 2024, we had four credit facilities with total available credit of US$226 million. Two facilities were term loans which were disbursed and used to support the acquisitions of Abrdn and Credit Suisse’s real estate business in Brazil. The other two are revolving facilities used for working capital needs, which have been partially disbursed. We otherwise draw primarily on the committed capital of our LPs to fund the investment requirements of our funds, use our own realizations and cash flows to make commitments to our own funds and pay dividends to shareholders. See “—Capital Expenditures.” For additional information on our initial public offering, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”
Sources and Uses of Liquidity
As of December 31, 2024, 2023 and 2022, we had US$92.4 million, US$220.6 million and US$312.4 million in cash, cash equivalents and short-term investments, respectively. We have included US$54.1 million, US$187.4 million and US$240.3 million as of December 31, 2024, 2023 and 2022 respectively related to short-term investments held in a trust account that is restricted to be used for purposes of completing an initial business combination or redemption of public shares of the SPAC in our cash, cash equivalents and short-term investments as of December 31, 2024. During the year ended December 31, 2024, there were redemptions by the SPAC shareholders from the trust account of US$141 million. We believe that our current available cash, cash equivalents, financial investments and cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months, which mainly consists of:
•paying operating costs, including compensation and bonuses; and
•paying dividends to our shareholders.

Patria Investments Limited	127

Our current liabilities exceeded our current assets as of December 31, 2024. This position results from the recognition of payables from business combinations concluded for the year ended December 31, 2024. In order to meet our cash requirements to sustain our inorganic growth strategy for the next 12 months we may be required to use a mix of available cash, cash equivalents, financial investments, equity and/or credit lines.
The following table shows the generation and use of cash for the year ended December 31, 2024, 2023 and 2022:

	For the Years Ended December 31
	2024	2023	2022
	(in US$ millions)
Cash flows provided by operating activities	145.9	156.7	81.1
Cash flows provided by/used in investing activities	25.3	62.2	(189.3)
Cash flows provided by/used in financing activities	(151.7)	(229.6)	118.5
Operating Activities
Our net cash flows from operating activities decreased by US$10.8 million, from US$156.7 million for the year ended December 31, 2023 to US$145.9 million for the year ended December 31, 2024, which is mainly attributable to an increase in account receivables (US$78 million) related to performance fee inflows incurred in December 2024. This amount was partially offset by the following items: (i) consideration payable adjustments (US$32 million) mainly related to VBI, (ii) shared based incentive plan (US$17.6 million), and (iii) other assets and liabilities (US$ 32.1 million) mainly related to TRIA energy trading contracts to be settled and to business combination with GPMS and Nexus (US$ 5.6 million).
Our net cash flows from operating activities increased by US$75.7 million, from US$81.1 million for the year ended December 31, 2022 to US$156.7 million for the year ended December 31, 2023, which is mainly attributable to net income growth (US$26.7 million), carried interest allocation (US$ 18.4 million) and personnel and related taxes (US$15.3 million).
Investing Activities
Our net cash flows used in investing activities decreased by US$36.9 million, from US$62.2 million used in the year ended December 31, 2023 to US$25.3 million cash provided by investing activities for the year ended December 31, 2024, primarily due to proceeds from redemptions from the SPAC's trust account (US$76.1 million) offset by acquisition of subsidiaries (net of cash acquired) which totalized US$105.5 million.
Regarding previous year, our net cash flows used in investing activities increased by US$251.8 million, from US$189.3 million used in the year ended December 31, 2022 to US$62.5 million cash provided by investing activities for the year ended December 31, 2023, primarily due to the previous year investment of the proceeds from the SPAC's initial public offering into its trust account. Excluding this non-recurring event, the remaining increase in cash flow from investing activities are a result of less cash used in acquisition-related activity in 2023 compared to 2022. In addition, there were redemptions from the SPAC trust account by its shareholders. This movement was partially offset by a lower liquidation rate of our short term investments during 2023 compared to 2022.
Financing Activities
Our net cash flows from financing activities increased US$77.9 million, from net cash used in financing activities of US$229.6 million for the year ended December 31, 2023 to net cash used in financing activities of US$151.7 million for the year ended December 31, 2024. Our financing activities primarily consisted of: (i) dividends paid to our shareholders, which were US$132.4 million, US$145.1 million and US$103.3 million in 2024, 2023 and 2022 respectively; and (ii) settlement of financing arrangements by sellers of acquired business of US$86.2 million; and (iii) redemptions by shareholders of the SPAC of US$141.3 million; and (iv) net proceeds from credit facilities to fund M&A activities of US$215.9 million.

Patria Investments Limited	128

In 2023, our net cash flows from financing activities decreased by US$348.4 million, from net cash from financing activities of US$118.5 million for the year ended December 31, 2022 to net cash used in financing activities of US$229.9 million for the year ended December 31, 2023. Our financing activities primarily consisted of: (i) dividends paid to our shareholders, which were US$145.1 million and US$103.3 million in 2023 and 2022 respectively; and (ii) settlement of financing arrangements by sellers of business acquired during the year of US$14.7 million; and redemptions by shareholders of the SPAC of US$65.2 million.
Indebtedness
As of December 31, 2024, we had US$228 million owing on credit facilities with major financial institutions. For 2023 and 2022, we had no outstanding financial indebtedness.
Off-balance Sheet Arrangements
As of December 31, 2024, 2023 and 2022, we did not have any off-balance sheet arrangements.
Capital Expenditures
In the years ended December 31, 2024, 2023 and 2022, we made capital expenditures of US$131.4 million, US$45.2 million and US$54.5 million, respectively. These capital expenditures mainly include expenditures related to (1) acquisitions of property, equipment, and software and computer programs, (2) M&A investments net of cash in the entity acquired, which includes engaging in mergers and acquisitions pursuant to our inorganic growth strategy including payments to extend the life of our SPAC to consummate its initial business combination, and (3) payments to placement agents related to future expenses regarding our portfolio distribution services to clients.
We expect to continue investing to support the growth of our business and operations. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and credit facilities. Our future capital requirements will depend on several factors, including mergers and acquisitions, payments to placement agents and capex investments to support the execution of our strategy and business plan.
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

Patria Investments Limited	129

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
The following table presents the names of the current members of our board of directors.

Name	Age	Position
Olimpio Matarazzo Neto	65	Chairman
Peter Paul Lorenço Estermann	67	Director
Alexandre Teixeira de Assumpção Saigh	57	Director and CEO
Pablo Javier Echeverría Benítez	61	Director
Sabrina Bridgett Foster	51	Independent Director(1)
Jennifer Anne Collins	50	Independent Director(1)
Glen George Wigney	69	Independent Director(1)

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
Peter Paul Lorenço Estermann is a member of our board of directors since December 2023. He has over 40 years of professional experience, including 12 years in agribusiness, 10 years in the industry for the transformation of polymers, paper and cellulose and refractory materials, 12 years in telecommunications and health services, and six years in retail. Previously, Mr. Estermann was one of our Partners and the Chief of Portfolio Management of Value Creation Business for Latam strategies. From April 2018 to November 2020, Mr. Estermann was the CEO of GPA (Companhia Brasileira de Distribuição), where he was responsible for the operations in the region, with over 100,000 employees and a revenue of R$60 billion. Mr. Estermann was also Infrastructure and Strategic Development Officer of GPA from June 2014 to October 2015. Mr. Estermann has developed his career in different industries and the service sector, and in large and leading companies with different areas of expertise, differentiated in terms of technology, management models and cultures. Mr. Estermann was CEO of Via Varejo S. A. (2015-2018, 2018-2019) and Vice-CEO and Chief Operating Officer of Medial Saúde (2006 - 2007). Mr. Estermann has held important positions in various European and Brazilian companies since 1981. Mr. Estermann holds a degree in Agronomy Engineering from the Federal University of Lavras – Minas Gerais and post graduate studies from Harvard Business School (“Making Corporate Boards more Effective”—2008, “Audit Committees in a New Era of Governance”—2008 and “Program for Management Development/PMD”—1999).

Patria Investments Limited	130

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
Pablo Javier Echeverría Benítez is a member of our board of directors since December 2021. Mr. Echeverría is the founding partner of Moneda Asset Management SpA (1994) and Chairman of its board of directors since 2007. He has also been the Head of Latin American Equities and Portfolio Manager of the Chilean equity strategies since the beginning of Moneda. With more than 30 years of experience on investments, Mr. Echeverría has been involved in numerous landmark transactions in the Chilean capital market. Moneda is one of the leading Latin America focused asset managers, with over 25 years investing in Latin American companies across their capital structure, implementing a long-term and fundamental research investment approach. Moneda was founded in 1994 by its main executives, including Mr. Echeverria and with the support of the International Finance Corporation (IFC). Prior to founding Moneda, Mr. Echeverría worked at AFP Santa Maria, a Chilean pension fund manager as an Investment Trader (1989). He then continued his career as an Investment Analyst for Investment Management Company Chile S.A., IMCO (1989-1994), where he later became Chief Investment Officer (CIO), managing one of the first debt to equity convertible funds in Chile. Mr. Echeverría is Chairman of Moneda S.A. AGF and Moneda Asset Management SpA. He also sits on the board of Pucobre S.A., and Watt’s S.A., both listed companies in the Santiago Stock Exchange. Mr. Echeverría holds a bachelor of science’s degree in Industrial Engineering from Universidad de Chile.
Sabrina Bridgett Foster is a member of our board of directors since 2021. She serves as a professional independent director and is based in the Cayman Islands. She was appointed to the Board of Directors of the Cayman Islands Monetary Authority (CIMA) on February 7, 2023. She is also the founder and principal of Fifty Eleven Consulting Limited, a legal, regulatory and governance consulting firm. Ms. Foster has over 25 years’ experience in the financial services industry, having practiced law for more than 18 years and served as an independent director since 2013. During her career, Ms. Foster served as a Partner with the global law firm, Appleby (2004 through 2012), where her key practice areas included hedge fund and private equity structuring and formation, commercial and private trust structuring, as well as advising on general corporate matters, corporate governance, financing, and regulatory matters relevant to both regulated and non-regulated investment funds operating in multiple jurisdictions. Ms. Foster also served as a director and shareholder of Paget-Brown Attorneys-at-Law (2012 through 2013) and as an associate at Walkers (1999 through 2004) in the Cayman Islands. Ms. Foster also served as a professional independent director with the governance teams of Intertrust (2013 through 2015) and Maples Fiduciary (2015 through 2020), where she served on a wide range of alternative investment funds including hedge funds, fund of funds, segregated portfolio companies, private equity vehicles, hybrid structures, fund management companies and related structures. Ms. Foster holds a Postgraduate Award in Business Administration with Distinction from the University of Warwick and a Bachelor of Law with Honours from the University of Liverpool. She completed her Professional Practitioner’s Course (Cayman Islands) with Queen's University Belfast and earned the Accredited Director designation from the Chartered Governance Institute of Canada. She was admitted as an Attorney-at-Law in the Cayman Islands in 1997. She has been recognized by Legal 500 Caribbean for her corporate and commercial work and by PLC Which Lawyer as a lawyer of choice for private clients. Ms. Foster is a member of the Cayman Islands Legal Practitioners Association, the International Bar Association, the American Bar Association, 100 Women in Finance, the Cayman Islands Directors Association, and the Chartered Governance Institute of Canada. Sabrina is registered as a ‘registered director’ under the Directors Registration and Licensing Act (as amended) of the Cayman Islands. She is also a Notary Public in and for the Cayman Islands and has published several articles relating to financial services.

Patria Investments Limited	131

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
Glen George Wigney is currently affiliated with the Cayman Islands firm of Paradigm Governance Partners Limited., which provides independent governance to the alternative investment industry. He was formerly a senior member of Deloitte’s global financial services team and has over 30 years of experience with the Canadian, Cayman Islands and U.S. member firms of Deloitte. He led Deloitte’s Emerging Manager Program in the U.S. Midwest, serving as an audit leader in the investment management practice from 2008 to 2014. Prior to relocating to Chicago in 2008, he was the partner-in-charge of the audit practice of Deloitte Cayman Islands, serving as partner for ten years. During his 20 years in the Cayman Islands, he served on industry committees and Deloitte’s Global Financial Services Industry group. He is the co-founder the Cayman Islands Chapter of Hedge Funds Care and served on the global board of directors for this charity. Mr. Wigney is an Illinois Certified Public Accountant, a member of the Chartered Professional Accountants of Ontario and holds Bachelor of Commerce degree from Carleton University in Ottawa, Canada.
Executive Officers
Our executive officers are responsible for the management and representation of our company. The following table lists our current executive officers:

Name	Age	Position

Alexandre Teixeira de Assumpção Saigh	57	Chief Executive Officer and Director
Ana Cristina Russo	57	Chief Financial Officer
Marco Nicola D’Ippolito	48	Chief Executive Officer of GPMS
Ricardo Leonel Scavazza	47	Chief Executive Officer and Chief Investments Officer of Private Equity
Andre Franco Sales	51	Chief Executive Officer and Chief Investment Officer of Infrastructure
Daniel Rizardi Sorrentino	44	Global Head of Commercial
Jose Augusto Gonçalves de Araujo Teixeira	46	Head of Commercial for Brazil
Ana Paula Alves dos Santos	57	Head of Human Resources
Guilherme Ferrante Poças	45	Global General Counsel
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

Patria Investments Limited	132

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
Marco Nicola D’Ippolito is the Managing Partner and the Chief Executive Officer of our Global Private Markets Solutions (GPMS) vertical since April 2024. Mr. D’Ippolito is a member of the Management Committee and is primarily responsible for managing the GPMS business. He also acts as the head of Shareholders Relations and Corporate Development. Mr. D’Ippolito served Patria as COO from February 2009 to July 2020 and as CFO from July 2020 to December 2022. Before that, Mr. D’Ippolito worked at Patria’s Private Equity division, being responsible for different investments in the technology, logistics, healthcare, agribusiness and food industries. Mr. D’Ippolito was also responsible for fundraising initiatives within the Patria Private Equity business. In addition, Mr. D’Ippolito was the Chairman of the Board and Board Member of different portfolio companies. Before joining Patria in 2005, Mr. D’Ippolito worked for a Latin American family office as private equity portfolio manager between 2002 and 2005. Prior to that, Mr. D’Ippolito participated on the start-up, development and sale of an IT private company in Brazil. Mr. D’Ippolito holds a bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) and an MBA from Instituto Brasileiro de Mercado de Capitais (IBMEC).
Ricardo Leonel Scavazza is a Managing Partner and Chief Executive Officer & Chief Investments Officer of Private Equity for Latin American strategies since August 2005. Mr. Scavazza is primarily responsible for all Latin American Private Equity strategy at Patria. Before taking over as CEO & CIO for Private Equity Latin America, Mr. Scavazza served as the Head of Private Equity Strategy in Brazil. Mr. Scavazza joined Patrimônio in 1999, became a partner in 2005, and has worked on several new investments and acquisitions for the portfolio companies of Private Equity Funds I, II, III, IV and V. Mr. Scavazza worked as Chief Executive Officer at Anhanguera between 2009 and 2013. Mr. Scavazza was also Chief Financial Officer at DASA in 2001 and at Anhanguera from 2003 to 2006. Mr. Scavazza holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV) and an MBA from Kellogg School of Management, Northwestern University.
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

Patria Investments Limited	133

Daniel Rizardi Sorrentino is a Managing Partner and current Global Commercial Head, after a successful career within the Commercial & Sales/Distribution, named firstly Brazil’s Country Manager in March 2009 (including Brazilian reais denominated products and strategies), then Head of Sales & Distribution for Latin America in 2021, and after that as our Global Commercial Head Global (current role since mid-2024). Mr. Sorrentino was the Chief of Portfolio Management of the PE Group from March 2017 to December 2021, where he was responsible for the Management and Transformation Team, which included the Operating Partners Group and the value creation team. In that position, he was responsible for overseeing 22 companies of our PE portfolio with total revenues above US$3 billion and over 30,000 employees. Mr. Sorrentino has also worked on several investments and acquisitions in our PE Group since 2009. He had a leadership role on PE portfolio companies, including Chairman of Alliar since 2011 and Bioritmo/SmartFit since 2010. Mr. Sorrentino joined Patria in 2001 and became a partner in 2009. From 2003 to 2007, Mr. Sorrentino worked at Anhanguera Educacional leading the M&A team. Prior to that, Mr. Sorrentino worked at DASA in the M&A initiative and for Fotoptica as a business analyst. Mr. Sorrentino holds a bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV).

Jose Augusto Gonçalves de Araujo Teixeira is a Partner and current Head of Clients & Commercial for Brazil. From 2020 to 2022, he acted as Head of Marketing and Products for Patria. Before that, Mr. Teixeira served as the Head of Marketing and Investor Relations for Private Equity products between 2013 and 2020. From 2005 to 2013, Mr. Teixeira held various senior positions at Anhanguera Educacional, Patria’s flagship investment in the Post-secondary Education sector, where he served as Chief Financial Officer between 2011 and 2013; Investor Relations Officer between 2007 and 2013; Strategic, Commercial and Financial Planning Director between 2007 and 2011; and Financial Planning Manager between 2005 and 2007. Prior to joining Patria in 2004, Mr. Teixeira worked with the Latin American Research Sales team at Goldman Sachs in New York. Mr. Teixeira holds a bachelor’s degree in Political Science and Economics from Amherst College.
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
Guilherme Ferrante Poças is our Global General Counsel since January 2025 and a member of the Management Committee. Mr. Poças was a Managing Director at UBS’s Global Lending Unit in Brazil between October 2023 and August 2024, overseeing lending and restructuring transactions across Latin America. Prior to that, he held the position of Head of General Counsel for Latin America at Credit Suisse between October 2018 and October 2023, where he also acted as Head of General Counsel for Brazil between January 2016 and October 2018 and in-house counsel between July 2004 and January 2016, with extensive legal experience across Asset Management, Wealth Management and Investment Banking. He was also a tax consultant at Deloitte between December 2002 and July 2004. Mr. Poças holds a bachelor’s degree in law from Pontifícia Universidade Católica de São Paulo.
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

Patria Investments Limited	134

For the years ended December 31, 2024 and 2023, aggregate compensation for Patria’s directors and executive officers for services in all capacities was US$12.4 million and US$13.4 million, respectively, which includes both benefits paid in kind and variable compensation. Additionally, we paid to certain of our directors and executive officers an aggregate amount of US$7.8 million as bonus compensation in February 2024 and paid an aggregate amount of US$7.0 million as bonus compensation in February 2025.
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
IPO Share-Based Incentive Grant
In connection with the completion of our IPO, we made our first equity incentive grant, known as the “IPO grant”. Under the IPO grant, Performance Restricted Units (“PSUs”), convertible into Class A common shares were granted to eligible participants.
We set a maximum aggregate of 410,115 Class A common shares to be granted under the LTIP in connection with the IPO grant, which includes a potential boost award to be measured only on the last year of the LTIP and subject to certain pre-determined performance metrics. As of December 31, 2024, we granted an aggregate of 157,736 Class A common shares under the LTIP. As certain participants resigned from Patria in 2024, they forfeited their rights to receive 26,289 shares received under the IPO grant, according to the vesting schedule of the LTIP. Similarly, certain participants resigned from Patria in 2023, forfeiting their rights to receive 26,289 shares under the IPO grant, according to the vesting schedule of the LTIP. For further information, see note 28(d) to our audited consolidated financial statements included elsewhere in this annual report.
Annual Performance Share Grant
Besides the IPO grant, we have made four additional annual grants under the performance share plan, which provide for the vesting of performance shares based on both time and performance vesting. In 2022, we set a maximum aggregate grant of 101,408 Class A common shares and 3 participants resigned from Patria as of the date hereof, which required them to forfeit 19,007 shares. In 2023, we set a maximum aggregate grant of 357,132 Class A common shares and as the date hereof 4 participants have resigned from Patria and forfeited their right to receive 37,429 Class A common shares under the 2023 grant. In 2024, we set a maximum aggregate grant of 3,673,000 Class A common shares and 3 participants resigned from Patria as of the date hereof forfeiting a total of 55,247 Class A common shares under the 2024 grant. In 2025 we set a maximum of 2,353,655 Class A common shares under the 2025 grant and no participants have resigned from Patria as of the date of this annual report.

Patria Investments Limited	135

New Matching Share Plan
On February 26, 2024, our board of directors approved a new matching share plan for certain participants, offering them the opportunity to convert up to 50% of their cash bonus into equity shares and to receive a matching component in the form of restricted stock units that vest over a five year period, with one third of the applicable grant vesting on each of the third, fourth and fifth anniversary of the date of grant, subject to continued employment through each vesting date. For this matching share plan, we set a maximum aggregate grant of 1,630,000 Class A common shares and 4 participants have resigned from Patria as of the date hereof, forfeiting a total of 62,084 Class A common shares from the 2024 grant. In 2025 we set a maximum of 2,248,510 Class A common shares and no participants have resigned from Patria as of the date of this annual report.
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
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval; and
•Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.
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

Patria Investments Limited	136

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
Audit Committee
The Audit Committee, which consists of Sabrina Bridgett Foster (Chairperson), Jennifer Anne Collins, and Glen George Wigney. All members are financially literate and include two individuals who are considered "Audit Committee Financial Experts" as defined by the SEC. Additionally. the Board of Directors has determined that Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act., as well as SEC and Nasdaq rules.
The Audit Committee assists the Board in fulfilling its responsibilities related to the Company's internal and external audit processes, financial reporting, and the system of risk assessment and internal controls over financial reporting. It also provides an avenue of communication between management, the independent auditors, the internal auditors, and the Board of Directors.
The Audit Committee operates under a charter that complies with Nasdaq rules and is responsible for:
•Appointment and Oversight of Auditors: Appointing, compensating. retaining, terminating, and overseeing any auditor or accounting firm engaged for audit, review, or attest services.
•Pre-Approval of Services: Pre-approving audit and non-audit services provided by the independent auditor before engagement.
•Audit Review: Reviewing and discussing with the independent auditor their responsibilities under generally accepted auditing standards, the planned scope and timing of the annual audit, and significant findings and any problems or difficulties encountered, including restrictions on scope or access to information, and significant disagreements with management.
•Independence Review: Obtaining and reviewing a report from the independent auditor describing all relationships between the auditor and the Company, consistent with PCAOB requirements regarding auditor communications with the Audit Committee concerning independence.
•Audit Partner Rotation: Confirming and evaluating the rotation of audit partners on the audit engagement team as required by law.
•Financial Reporting Issues: Reviewing significant financial reporting issues and judgments made in connection with the preparation of financial statements, including analyses of the effects of alternative IFRS methods; and other critical accounting policies and practices;
•Internal Controls: Reviewing the Company's disclosure controls and procedures and internal control over financial reporting in conjunction with management, independent auditors, and internal auditors.
•Complaint Procedures: Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
•Related Party Transactions: Approving or ratifying any related party transactions in accordance with the Company's related party transaction policy.
The Audit Committee reports to the Board of directors and meets as often as it determines appropriate to carry out its responsibilities under its charter, but not less frequently than quarterly.

Patria Investments Limited	137

D.    Employees
As of December 31, 2024, 2023 and 2022, we had 577, 430 and 385 employees, respectively. As of December 31, 2024, 241 of these employees were investment professionals. The table below breaks down our full-time personnel by function as of December 31, 2024:

	As of December 31, 2024
Function	Number of Employees	% of Total
Management	16	3%
Investment	241	42%
Sales & IR	94	16%
Corporate	226	39%
Total	577	100%
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2024, by:
•each person, or group of affiliated persons, known by us to own beneficially 5% or more of our issued and outstanding shares;
•each of our executive officers and directors individually; and
•all executive officers and directors as a group.

Patria Investments Limited	138

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
The percentages of beneficial ownership in the table below are calculated as of March 31, 2025 on the basis of the following numbers of shares outstanding: 65,129,962 Class A common shares and 92,945,430 Class B common shares. Our free float consists of 64,420,291 of Class A common shares, which represents 98.9% of total Class A common shares and 6.5% of total voting power.
Unless otherwise indicated below, the address for each beneficial owner is c/o Patria Investments Limited, at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%

5% Shareholders
Patria Holdings Limited(2)	689,454	1.1%	81,900,000	88.1%	82.4%
Entities affiliated with Capital Research Global Investors(3)	10,062,864	15.5%	—	—	1.0%
Entities affiliated with FMR LLC(4)	5,493,014	8.4%	—	—	0.6%
Entities affiliated with Blackrock, Inc.(5)	4,547,706	7.0%	—	—	0.5%
Executive Officers and Directors
Alexandre Teixeira de Assumpção Saigh(2)(6)	689,454	1.1%	81,900,000	88.1%	82.4%
Olimpio Matarazzo Neto(2)(6)	689,454	1.1%	81,900,000	88.1%	82.4%
Pablo Javier Echeverría Benítez(7)	20,217	—%	3,617,260	3.9%	3.6%
Sabrina Bridgett Foster	—	—	—	—	—
Jennifer Anne Collins	—	—	—	—	—
Glen George Wigney	—	—	—	—	—
Ana Cristina Russo	—	—	—	—	—
Marco Nicola D’Ippolito(6)	—	—	—	—	—
Ricardo Leonel Scavazza(6)	—	—	—	—	—
Guilherme Ferrante Poças
Andre Franco Sales(6)	—	—	—	—	—
Daniel Rizardi Sorrentino(6)	—	—	—	—	—
Jose Augusto Gonçalves de Araujo Teixeira(6)	—	—	—	—	—
Ana Paula Alves dos Santos	—	—	—	—	—
Peter Paul Lorenço Estermann	—	—	—	—	—
All directors and executive officers as a group (19 persons)	709,671	1.1%	85,517,260	92.0	86.1%

Total Free Float	64,420,291	98.9%	—	—	6.5%

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

Patria Investments Limited	139

(3)    This information is based solely on the Schedule 13G/A filed with the SEC on February 13, 2025 on behalf of Capital Research Global Investors. Capital Research Global Investors (“CRGI”), is a division of Capital Research and Management Company (“CRMC”), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl, Capital International K.K., and Capital Group Private Client Services, Inc., or together with CRMC, the “investment management entities.” CRGI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.” The address of each of such entities is 333 South Hope Street, 55th Fl., Los Angeles, CA 90071.
(4)    This information is based solely on the Schedule 13G filed with the SEC on February 9, 2024 on behalf of FMR LLC and Abigail P. Johnson. Consists of 5,424,750 Class A common shares held of record by FMR LLC. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”), advised by Fidelity Management & Research Company LLC (“FMR Co. LLC”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. LLC carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of each of such entities is c/o 245 Summer Street, Boston, MA 02210.
(5)    This information is based solely on the Schedule 13G filed with the SEC on April 23, 2025 on behalf of Blackrock, Inc. The address of such entity is 50 Hudson Yards, New York, NY 10001.
(6)    While these executive officers and directors do not own common shares in Patria Investments Limited directly, they own equity interests in Patria Holdings Limited. These executive officers and directors disclaim beneficial ownership of the shares held by Patria Holdings Limited except to the extent, if any, of their respective pecuniary interest therein.
(7)    While Mr. Benítez does not own common shares in Patria Investments Limited directly, he owns equity interests in Inversiones Sao Paulo SpA and Inversiones Puerto Aventura Limitada, which are shareholders of Patria Investments Limited. This information includes the 20,217 Class A Common Shares beneficially owned by Mr. Benítez since January 2024. Mr. Benítez disclaims beneficial ownership of the shares held by Inversiones Sao Paulo SpA and Inversiones Puerto Aventura Limitada except to the extent, if any, of his respective pecuniary interest therein. The address of such entities is Camino El Golf 1863 House 11, Zapallar, Valparaiso, Chile.
B.    Related Party Transactions
Partners’ Compensation
We made cash payments as compensation (excluding dividends) to our direct partners amounting to US$7.4 million, US$6.9 million and US$5.7 million in the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, we paid to certain of our partners an aggregate amount of US$13.2 million as bonus compensation out of which US$ 7.8 million were paid in cash and US$ 6.2 million were paid in Class A common shares in the month of February 2025.
Carried Interest Allocation
Our senior managing directors and certain employees are entitled to receive 35% of the performance fee receivable from its investment funds through a carried interest vehicle, as they are its ultimate beneficial owner. See note 23(b) to our audited consolidated financial statements.
Deferred consideration
We entered into deferred consideration agreements with employees and management of the acquired businesses in exchange for their continued services. See note 21(b) to our audited consolidated financial statements.
Long-Term Incentive Plan
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

Lease Commitments
Certain lease payments were made for various office premises, a portion of which were paid by Moneda to its related party entity excluded from the acquisition of Moneda. The lease with the related party entity, Moneda III SpA (beneficially owned by Moneda's former partners), commenced in 2021 for Moneda Asset Management SpA (“MAM I”), and Moneda Corredores de Bolsa Limitada (“MCB”). Commencing in 2022, Moneda S.A. Administradora General de Fondos ("MAGF"), entered into a lease contract with Moneda III SpA.

Patria Investments Limited	140

Certain lease payments were made by Patria Investimentos Ltda. for office space leased in Brazil from Gestão e Transformação Infraestrutura, a service provider to portfolio companies managed by us.
For the lease payments made during years ended December 31, 2024, 2023 and 2022, see note 32(f) to our audited consolidated financial statements.
Long-term investments
We received shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of US$3.50 per share for a total investment of approximately US$8.2 million. See note 12(b) to our audited consolidated financial statements.
Option arrangements
We entered into option arrangements with the non-controlling interest of Tria Comercializadora de Energía S.A. ("Tria") and PEVC I General Partner IV, Ltd. ("Igah IV") providing us with the option to acquire the remaining 33.33% in Tria and 57.07% in Igah IV. See note 21(d) to our audited consolidated financial statements.
Related Party Transaction Policy
In January 2021, we adopted a new related party transaction policy. Under our new related party transaction policy, certain related party transactions need to be approved by our board of directors or a designated committee thereof, which may include our audit committee.
Registration Rights Agreement
Moneda Shareholders Registration Rights Agreement
We entered into a registration rights agreement (the “Moneda Registration Rights Agreement”), with Inversiones Puerto Aventura Limitada, Inversiones Orobanca SpA, Inversiones Financieras S.A., Inversiones y Asesorías Santa Loreto Limitada, Asesorias e Inversiones Trialma Limitada, Inversiones Leprechaun SpA, Inversiones Lircay SpA, Asesorias e Inversiones Moraleja SpA, Jadresic Asesorias e Inversiones SpA, Asesorias e Inversiones IOU Limitada, Inversiones Ronin 2 Limitada, Inversiones Oropax and Inversiones VA SpA (the “Moneda Shareholders”) that provides the Moneda Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights.
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

Patria Investments Limited	141

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
In the years ended December 31, 2024, 2023 and 2022, dividends paid to our shareholders were US$132.4 million, US$145.1 million and US$103.3 million, respectively. Prior to our IPO, dividends were paid on a disproportional basis using a predetermined formula that considers adjusted net income and other adjustments agreed to by the shareholders in the Shareholders’ Agreement valid at that time. For the period ended December 31, 2023 and 2024, dividends were declared and paid to shareholders on a pro rata basis. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’ Agreement.”
A cash dividend of US$0.15 per share for the quarter ended December 31, 2024, was declared by the Board to record holders of our common shares at the close of business on February 25, 2025. The dividend to the total value of US$23.6 million was paid on March 17, 2025.
In 2024, we implemented several important changes to our dividend capital management policy to enhance our capital flexibility with which to fund our growth, including acquisitions, and long-term shareholder returns. Starting with the second quarter of 2024 dividend, we transitioned from a variable quarterly dividend policy of 85% of Distributable Earnings to a fixed quarterly dividend of U$0.15 per share, subject to annual review and adjustments as determined by our board of directors to be necessary or appropriate to provide for the conduct of our business, to make appropriate investments in our business and funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments, clawback obligations and dividends to shareholders for any ensuing quarter. The dividend amount could also be adjusted upwards or downwards. All of the foregoing is subject to the further qualification that the declaration and payment of any dividends are at the sole discretion of our board of directors and our board of directors may change our dividend policy at any time, including, without limitation, to reduce such dividends or even to eliminate such dividends entirely.
In addition, we instituted a share repurchase plan of up to 1.8 million shares through June 2025, announced our intention to use repurchases to mitigate the impact of compensation-based share issuance overtime, and announced our plan to use Performance Related Earnings to fund acquisitions and/or repay acquisition related debt.

Patria Investments Limited	142

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
As of December 31, 2024, we have not been directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (provisions, contingent liabilities, and contingent assets). However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.

Patria Investments Limited	143

Civil Matters
As of December 31, 2024, we were party to four legal proceedings of a civil nature: (i) two civil proceedings were related to collection lawsuits filed by third parties seeking our joint liability for the acts of certain of our service providers and portfolio companies; (ii) one commercial dispute involving a group of investors seeking indemnification for alleged damages; and (iii) one commercial dispute filed by third parties seeking our joint liability in connection with the termination of a share purchase and sale agreement and other covenants entered into by a portfolio company of one of the funds managed by ourselves.
The aggregate estimated amount in connection with these proceedings is approximately US$73.1 million (R$452.5 million), for which no provisions have been made. We believe these proceedings are unlikely to have a material adverse impact on our operational results or financial condition.
Labor Matters
As of December 31, 2024, we were party to five labor-related proceedings. The cases primarily involve labor claims of third parties’ employees seeking our joint and several liability for the acts of our service providers and portfolio companies.
The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. The aggregate estimated amount in connection with these proceedings is approximately US$0.2 million (R$1 million), for which no provisions have been made. We believe these proceedings are unlikely to have a material adverse impact, on our operational results or financial condition.
Tax Matters
As of December 31, 2024, we were involved in nine administrative or judicial proceedings with a risk of loss evaluated by our external counsels as either remote or possible, for which we recorded no provision, since based on the advice of our external counsels, none of these cases was evaluated as a probable loss. We believe these proceedings are unlikely to have a material adverse impact, individually or in the aggregate, on our operational results or financial condition. See note 19 to our consolidated financial statements included elsewhere in this annual report.
The following is a summary of our most significant tax proceedings with a risk of loss evaluated by our external counsels as possible:
•On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with a supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2024, the estimated value involved in this proceeding was US$5.5 million (R$34.1 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
•On December 16, 2019, the Brazilian Federal Revenue Service also issued a tax claim against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending. As of December 31, 2024, the estimated amount involved in this proceeding was US$2.1 million (R$13 million). Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
•In 2017, 2018 and 2022, the Municipality of São Paulo filed administrative proceedings against one of our subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services (“ISS”). The Municipality of São Paulo obtained favorable administrative decisions and, in light of the outcome of the administrative proceedings, our subsidiaries filed legal proceedings to revert the administrative decisions.As of December 31, 2024, our external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss in an aggregated amount of US$10 million (R$62 million). On June 28, 2024, the subsidiary agreed to the Tax Settlement Program ("PPI"), and all the related tax enforcement proceedings are currently in the process of being closed.

Patria Investments Limited	144

•On April 2, 2025, Platam Investments Brazil Ltda. (“Platam”) received a new Notice of Infraction questioning non-payment of ISS. The aggregated amount involved in this proceeding is approximately US$1.0 million (R$6.1 million). The infraction period covers fiscal years 2022 and 2023. Based on the advice from our external counsel, the risk of loss in this proceeding is possible.
The Brazilian Federal Revenue Service has been reviewing and questioning the prevailing nonresident investment company structures used by the private equity industry for investments in Brazil. In connection with this review a tax claim was issued against the financial institution that acted as a legal representative for nonresident entities who invested in the Brazilian markets, including nonresident investment vehicles managed by certain of our affiliates that invested part of their holdings in Brazilian incorporated funds managed by certain of our affiliates. According to the Brazilian Federal Revenue Service, although previously understood to be exempt from income taxes, the financial institution should have withheld and collected withholding income tax on distributions made to such nonresident vehicles for which it acted as legal representative. Because such nonresident entities invested part of their holdings in Brazilian incorporated funds managed by certain of our affiliates, one of our subsidiaries (Patria Investimentos Ltda.) was viewed as jointly liable for the payment of the underlying withholding income tax, together with fines and interest. The administrative proceeding was concluded with a final decision favorable to all parties. In June 2024 the decision became final and unappealable. As a result, the tax assessment was canceled and the proceeding was formally closed.

The Brazilian Federal Revenue Service issued a tax claim against one of the Brazilian portfolio companies held by one of our funds, demanding the withholding income tax on the capital return to its shareholders, due to the fact that such remittances were considered simulated. In this sense, one of our subsidiaries (Patria Investimentos Ltda.) was deemed jointly liable as the legal representative of the investment funds that received such payments, as shareholders of the portfolio company. In July 2024 the administrative proceeding excluded Patria Investimentos Ltda. from the tax assessment. The case remains under review with respect to the other parties involved.
In 2024, the federal tax authorities issued an infraction notice against the administrator of a certain investment fund managed by our subsidiary Pátria Investimentos Ltda. According to the understanding of the Brazilian Federal Revenue Service, the investment structure did not meet the requirements set forth in Law No. 11.312 of June 27, 2006. Since Pátria Investimentos Ltda. was the manager of the fund administered by a third-party company, the Brazilian Federal Revenue Service indicated that Pátria Investimentos Ltda. would be jointly liable, under the terms of Article 124, I, of the National Tax Code. To date, no final decision has been made in the administrative proceeding. We note the infraction notice does not claim any amounts directly from Pátria Investimentos Ltda., but rather from the administrator of the fund managed by Pátria Investimentos Ltda., which is legally responsible for the withholding income tax liabilities eventually arising from the remittance of income to non-resident investors. The proceeding is under seal. Based on the advice of our external counsel, we believe that the risk of loss in this proceeding is remote, and no provision has been recorded.

B.    Significant Changes
None.
ITEM 9. THE OFFER AND LISTING
A.    Offer and Listing Details
Not applicable.
B.    Plan of Distribution
Not applicable.
C.    Markets
On January 26, 2021, we completed our initial public offering. Our common shares have been listed on the Nasdaq Global Select Market since January 22, 2021 under the symbol “PAX.”
D.    Selling Shareholders
Not applicable.

Patria Investments Limited	145

E.    Dilution
Not applicable.
F.    Expenses of the Issue
Not applicable.

Patria Investments Limited	146

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
Our Memorandum and Articles of Association authorize the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (1) 500,000,000 are designated as Class A common shares, (2) 250,000,000 are designated as Class B common shares, and (3) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. As of March 31, 2025, 65,129,962 Class A common shares and 92,945,430 Class B common shares of our authorized share capital were issued, fully paid and outstanding.
Our Class A common shares are listed on the Nasdaq under the symbol “PAX.”
Initial settlement of our Class A common shares took place on the closing date of our initial public offering through The Depository Trust Company (“DTC”), in accordance with its customary settlement procedures for equity securities. Each person owning Class A common shares held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of the Class A common shares. Persons wishing to obtain certificates for their Class A common shares must make arrangements with DTC.
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
At the date of this annual report, Patria’s total authorized share capital was US$100,000, divided into 1,000,000,000 shares par value US$0.0001 each, of which:
•500,000,000 shares are designated as Class A common shares; and
•250,000,000 shares are designated as Class B common shares.

Patria Investments Limited	147

The remaining 250,000,000 authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions in accordance with the Memorandum and Articles of Association.
As of March 31, 2025, we had a total issued share capital of US$15,807, divided into 158,075,392 common shares. Those common shares are divided into 65,129,962 Class A common shares and 92,945,430 Class B common shares.
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

Patria Investments Limited	148

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

Patria Investments Limited	149

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

Patria Investments Limited	150

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

Patria Investments Limited	151

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

Patria Investments Limited	152

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
Dividends and Capitalization of Profits
Our intention is to pay to holders of Class A common shares dividends representing approximately a fixed quarterly dividend of US$0.15 per share, subject to annual review and subject to adjustment by amounts determined by our board of directors to be necessary or appropriate. The dividend amount could also be adjusted upwards or downwards. For more information on Distributable Earnings, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations—Distributable Earnings (DE).” For more information on our dividend policy, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”
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
On October 1, 2010, we entered into a shareholders’ agreement (the “Shareholders’ Agreement”), with Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. The Shareholders’ Agreement contains certain customary provisions, including the rights of Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. to designate a certain number of the members of our board of directors. The Shareholders’ Agreement (including the board designation rights and Patria’s rights with respect to use of the Blackstone name) was terminated in connection with the completion of our initial public offering, except for certain provisions that survive in accordance with the terms of the Shareholders’ Agreement, including drag-along and tag-along rights.

Patria Investments Limited	153

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

Patria Investments Limited	154

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

Patria Investments Limited	155

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

Patria Investments Limited	156

Registration Rights and Restrictions on Transfer
See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”
Subject to the lock-up agreements described below, in general, shareholders that are our affiliates are able to sell their shares in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC. Furthermore, we entered into a registration rights agreement (the “Moneda Registration Rights Agreement”), with certain former shareholders of Moneda (the “Moneda Shareholders”) that provides the Moneda Shareholders with a specified number of “demand” registration rights and customary “piggyback” registration rights. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Registration Rights Agreement.”
Each Moneda Shareholder entered into a pledge, security, control and lock-up agreement with us (the “Moneda Lock-Up Agreement”) that restrict them from (1)(A) offering, pledging, assigning, selling or otherwise disposing any shares, (B) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (C) converting any such Class B common shares into Class A common shares, (2) entering into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) making any demand for the registration of any shares; held by such persons during the period beginning on the closing date of the Moneda acquisition and, provided that the fifth anniversary of the closing date has occurred, ending on the earlier of (a) the date on which the Moneda Shareholder ceases to be employed by Patria or any of its affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.
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

Patria Investments Limited	157

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

Patria Investments Limited	158

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
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval; and
•Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.

Patria Investments Limited	159

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

Patria Investments Limited	160

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

Patria Investments Limited	161

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

Patria Investments Limited	162

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

Patria Investments Limited	163

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
•tax-exempt entities, including an “individual retirement account” (“Roth IRA");
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
•an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Patria Investments Limited	164

U.S. Holders should consult their tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A common shares in their particular circumstances.
Except where noted, this discussion assumes that we are not, and will not become a PFIC as described below.
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
We do not believe we were a PFIC for our 2024 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Moreover, our PFIC status is a factual determination that is made on an annual basis. Whether we will be a PFIC in 2025 or in any future year is uncertain because, among other things, our PFIC status depends on the composition of our income and assets and the market value of our assets from time to time (which may be determined, in part, by reference to the market price of our Class A common shares). In addition, it is uncertain whether certain types of income we derive are characterized as passive income for purposes of determining our PFIC status. Accordingly, there can be no assurance that we will not be a PFIC for any taxable year. If we were a PFIC for any year during which a U.S. Holder holds our Class A common shares, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds the Class A common shares, even if we ceased to meet the threshold requirements for PFIC status.

Patria Investments Limited	165

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

Patria Investments Limited	166

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
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes, foreign currency fluctuations and share prices. Information relating to quantitative and qualitative disclosures about these market risks is described below. For more information, see note 31(d) to our audited consolidated financial statements included elsewhere in this annual report.
Credit Risk
Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations. We have low exposure to credit risk because our customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large banks with high credit ratings.
As of December 31, 2024 and 2023, accounts receivable includes management fees from certain investment funds where collection has been postponed in 2023 considering their cash needs and classified as overdue. These overdue balances are related to the estimated asset realization dates within the investment funds and we understand they have no impact on the credit risk profile considering the nature of our operations as an investment manager and our customer base.

Patria Investments Limited	167

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
Market Risk
Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate and share prices. Our policy aims to mitigate our exposure to market risks; therefore, as of the years ended December 31, 2024 and 2023, to manage price risk arising from investment funds, we diversify our portfolio in accordance with the limits we set according to each strategy. We acquired derivatives in the 2022 financial year such as public warrants and call and put option arrangements from our merger and acquisition activity. For public warrants as it relates to our SPAC, we do not expect a material exposure to market risk nor do we expect it to have a material impact on our cash flow and financial position. We believe that call and put option arrangements included in the purchase agreements of businesses we acquired help us mitigate exposure to market risk as we carry out our expansion and growth strategy.
Security price risk

Long-term investments made by the Company represent investments in investment fund products where fair value is derived from the reported Net Asset Values (“NAV”) for each investment fund, which in turn are based upon the value of the underlying assets held within each of the investment fund products and the anticipated redemption horizon of the investment fund product. Investment fund products expose us to market risk and therefore this process is subject to limits consistent with our risk appetite. To manage our price risk arising from investments in securities, we diversify our portfolio. Diversification of our portfolio is done in accordance with the limits set by the Company.
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
Sensitivity Analysis
The sensitivity analysis was based on the material assets and liabilities exposed to interest rate and currencies fluctuation against U.S. dollars, as demonstrated in note 31d(iii) to our audited consolidated financial statements.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

Patria Investments Limited	168

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.    Defaults
No matters to report.
B.    Arrears and Delinquencies
No matters to report.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2024 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
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

Patria Investments Limited	169

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In accordance with guidance issued by the SEC, companies are permitted to exclude acquisitions from their first assessment of internal control over financial reporting for the first fiscal year in which the acquisition occurred. Our evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024 did not include the internal controls of GPMS, Nexus, CSHG and Tria as these deals were closed in 2024. For more information on these acquisitions, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.” These acquired businesses combined contributed revenues of US$44.0 million (approximately 12% of our consolidated revenue) and net income of US$23.9 million (approximately 32% of our consolidated net income) to us for the year ended December 31, 2024, as well as total assets of US$122.5 million (approximately 10% of our consolidated total assets) as of December 31, 2024.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2024.
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
D.    Changes in Internal Control Over Financial Reporting
We extended our oversight and monitoring processes that support our internal control over financial reporting, as appropriate, to include PAM and VBI's financial position, results of operations and cash flow into our consolidated financial statements through December 31, 2024. We are continuing to integrate the operations of VBI into our overall internal control over financial reporting and related processes. Except as disclosed in this paragraph, there were no other changes in our internal control over financial reporting (as the term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Jennifer Anne Collins and Glen George Wigney are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.
ITEM 16B. CODE OF ETHICS
In January 2021, we adopted a code of ethics that applies to all of our employees, officers and directors and have posted the full text of our code of ethics on the investor relations section of our website, www.patria.com. Our code of ethics was revised in September 2022 to update certain procedures, such as information on the procedures related to gifts and entertainment, donations and sponsorships, among others. None of these changes were material.
We intend to disclose future material amendments to our code of ethics, or any waivers of such code, on our website or in public filings. Our code of ethics is included as Exhibit 11.1 to this annual report. The information on our website is not incorporated by reference into this Annual Report on Form 20-F, and you should not consider information contained on our website to be a part of this Annual Report on Form 20-F.

Patria Investments Limited	170

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firm during the years ended December 31, 2024 and 2023. Our independent registered public accounting firm was Deloitte Touche Tohmatsu Auditores Independentes Ltda. for the years ended December 31, 2024 and 2023.

	2024	2023
	(in US$ thousands)
Audit fees	1,433	1,392
Audit-related fees	41	27
Tax fees	42	18
All other fees	—	—
Total	1,516	1,437
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
All Other Fees
In 2024 and 2023, there were no other fees.
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
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 2, 2024, our Board of Directors approved a share repurchase program authorizing the Company, or an “affiliated purchaser” as defined under Rule 10b-18(a)(3) under the Exchange Act, to repurchase up to 1,800,000 of its outstanding Class A common shares. Repurchases may be conducted in the open market, based on prevailing market prices, or through privately negotiated transactions. The program is effective from August 2, 2024 and will continue until the earlier of the completion of the repurchase completion or August 2, 2025, subject to market conditions.

Patria Investments Limited	171

As of April 30, 2025 no shares have been repurchased under this program. For more information on our share repurchase programs, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Share Repurchase.”
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Effective as of April 23, 2025, as disclosed through Form 6-K filed on April 25, 2025, we appointed KPMG Auditores Independentes Ltda., or KPMG, as our independent registered public accounting firm, succeeding Deloitte Touche Tohmatsu Auditores Independentes Ltda., or Deloitte. Deloitte’s dismissal and replacement by KPMG as our independent registered public accounting firm was recommended and approved by our Audit Committee and Board of Directors after careful consideration and evaluation process.
Deloitte served as our independent registered public accounting firm since the fiscal year ended December 31, 2012 and has been engaged as our auditor for the fiscal years ended December 31, 2024 and 2023 until the filing of this form 20-F. The reports of Deloitte on our consolidated financial statements and the reports on the effectiveness of internal control over financial reporting as of and for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
During our two fiscal years ended December 31, 2024 and in the subsequent interim period up to April 23, 2025, in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, there were: (1) no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F) between us and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with any reports it would have issued, and (2) no “reportable events” within the meaning of Item 16F(a)(1)(v) of Form 20-F.
We have provided Deloitte with a copy of this Item 16F and have requested and received from Deloitte a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte agrees with the above statements. A copy of the letter from Deloitte is attached as Exhibit 16.1 to this annual report.
During our two fiscal years ended December 31, 2024 and in the subsequent interim period up to April 23, 2025, neither us nor anyone acting on our behalf has consulted with KPMG regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue; (2) any matter that was the subject of a disagreement within the meaning of Item 16F(a)(1)(iv) of Form 20-F; or (3) any reportable event within the meaning of Item 16F(a)(1)(iv) of Form 20-F.
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

Patria Investments Limited	172

•Nasdaq Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee or compensation committee nor do we have any current intention to establish either;
•Nasdaq Rule 5635, which requires that a listed issuer obtain shareholder approval prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings. Pursuant to the laws of the Cayman Islands and our Articles of Association, we are not required to obtain any such approval; and
•Nasdaq Rule 5250(b)(3) and Rule 5250(d), which require certain disclosures of third party director and nominee compensation and distribution of annual and interim reports, respectively. As allowed by the laws of the Cayman Islands, we are not required to disclose such compensation or distribute reports in the manner specified by such rule.
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
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J. INSIDER TRADING POLICIES
We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of our Insider Trading Policy is included as Exhibit 11.2 to this annual report. We intend to disclose future amendments to our insider trading policy on our website or in public filings. The information on our website is not incorporated by reference into this annual report on Form 20-F, and you should not consider information contained on our website to be a part of this annual report on Form 20-F.
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
We are committed to maintaining a robust cybersecurity infrastructure to safeguard the integrity, confidentiality and availability of our digital assets, including the data of our investors, employees, portfolio companies, and business partners against potential cyber threats, incidents and vulnerabilities. Our cybersecurity framework is an integral part of our risk management and encompasses a comprehensive suite of policies and procedures aimed at strengthening our systems and operations according to the industry’s best practices as discussed below. This framework is supported by a variety of security measures tailored to mitigate risk and enhance our defense mechanisms, including threats and incidents associated with the use of applications developed or services rendered by third-party service providers. These measures include, but are not limited to, the implementation of digital access controls, patch management protocols, identity verification processes, and the deployment of mobile device management solutions. Additionally, we employ security baselines and tools designed to detect and report anomalous activities, alongside continuous monitoring of data usage and the management of our hardware and software resources. With respect to third party service providers, our measures also include risk and compliance assessments and contractual obligations in vendor agreements.
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

Patria Investments Limited	173

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
In addition, we have established a comprehensive Cybersecurity Incident Response (CIR) protocol to manage the escalation and resolution of suspected or confirmed cybersecurity events. The CIR protocol outlines the formation of a dedicated response team, comprising individuals from various technical and managerial departments, to investigate and remediate incidents. This team is also responsible for determining the need for external advisory support, including legal, forensic, and law enforcement assistance. Post-incident, the CIR protocol guides the ongoing monitoring and remediation efforts to prevent recurrence. The effectiveness and relevance of the CIR are reviewed on an annual basis.
Cybersecurity Governance
Our cybersecurity team is led by our CISO, who works closely with our senior management. The CISO reports directly to our Chief Information Officer (“CIO”). The CISO is responsible for developing and advancing our cybersecurity strategy.
Our cybersecurity program is overseen by a dedicated Cybersecurity Committee that convenes quarterly to review and assess the program's progress. Key performance indicators (KPIs) are used to measure advancements, while potential risks are continuously evaluated to ensure proactive mitigation. This structured approach enhances our ability to adapt to evolving threats and strengthens our overall security posture.
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
We believe our team has solid experience in cybersecurity and technology. Our CISO, Mr. Leonardo Martinez Larramendy, joined Patria in March 2024. He has a bachelor’s degree in systems analysis from ORT Uruguay University. He received the CISSP (Certified Information Systems Security Professional) certification in 2003 (which has been renewed annually) and holds a Master’s degree in Telecommunication and Networks from ORT Uruguay University. Before joining Patria, he led the cybersecurity area at Santander group, Uruguay, from 2011 to 2024.
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

Patria Investments Limited	174

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
In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Patria Investments Limited	175

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

11.1*	Code of Ethics

11.2*	Insider Trading Policy

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

16.1*	Letter from Deloitte Touche Tohmatsu Auditores Independentes Ltda.

23.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.

97.1	Compensation recoupment policy (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-39911) filed with the SEC on April 29, 2024).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*Filed with this Annual Report on Form 20-F.
†Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

Patria Investments Limited	176

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PATRIA INVESTMENTS LIMITED

May 15, 2025
By:	/s/ Alexandre Teixeira de Assumpção Saigh
Name: Alexandre Teixeira de Assumpção Saigh
Title: Chief Executive Officer

By:	/s/ Ana Cristina Russo
Name: Ana Cristina Russo
Title: Chief Financial Officer

Patria Investments Limited	177

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Patria Investments Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Patria Investments Limited and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statement of profit or loss, and consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 14, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.
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
Business Combinations —GPMS Refer to Notes 14 (d), 21(b) and 30(b) to the financial statements
Critical Audit Matter Description
The Company completed the acquisition of 100% of a private equity carve-out interest from Aberdeen Plc (“GPMS”) for cash and other consideration of $135.4 million on April 26, 2024. The Company accounted for this acquisition as a business combination and the purchase price paid for the assets acquired and liabilities assumed was allocated based on relative fair values, which resulted in the recognition of $30.5 million of goodwill at December 31, 2024.
The acquisition included deferred consideration payable to the selling shareholders, which was recorded at fair value at the acquisition date and totaled $37.5 million at December 31, 2024 and the Company recorded $24.0 million of contingent consideration payable to the selling shareholders of GPMS, which is based on the future growth of GPMS revenue and is accounted for at fair value through profit or loss.
The business combination required management to make significant judgments and assumptions related to the Company’s application of IFRS 3 - Business Combinations, including measuring and recording the fair values of the consideration payable, the businesses and the assets acquired and liabilities assumed. This also required management to make significant estimates using valuation models and techniques and significant assumptions about discount rates and forecasts of future revenues and operating margins, as well as projections of estimated future AUM of the acquired businesses. Changes in these assumptions could have a significant impact on purchase price allocations, including the amount of the goodwill identified.
We identified the business combinations as a critical audit matter because of the significant judgments and assumptions made by management to estimate the fair value of the acquired business, including the allocation of the purchase price, and the significant management judgments and complexity involved in determining the appropriate accounting treatment. Auditing this business combination required a high degree of auditor judgment and an increased extent of effort, including the need to involve our valuation specialists.
How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the business combination included the following, among others:
•We tested the effectiveness of the control over the transaction, specifically the control over management’s assessment of the accounting treatment for the business combinations and the recognition and measurement of assets and liabilities, which included management’s selection of the methodologies and assumptions related to the discount rates and forecasted information used in determining estimated fair values
•We read and assessed the relevant contractual documents, including purchase and sale agreements and related shareholders agreements, as well as other documents including board of directors minutes, to understand and evaluate the business purpose and the critical terms, rights and obligations associated with the transactions.
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
•With the assistance of our fair value specialists, we evaluated the reasonableness of the (1) valuation methodology, (2) current market data, (3) discount rate, including testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing our estimates to those used by management.
•We evaluated the objectivity and competence of the Company’s external accounting and valuation specialists.
•We evaluated the adequacy of the Company´s disclosures in the financial statements related to the transaction.
/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
May 14, 2025.
We have served as Company’s auditors since 2012.

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Patria Investments Limited
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Patria Investments Limited and subsidiaries (the “Company”) as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024 of the Company, and our report, dated May 14, 2025, expressed an unqualified opinion on those financial statements.
As described in Management’s Annual Report on Internal Control over Financial Reporting management excluded from its assessment the internal control over financial reporting at Tria Comercializadora de Energia Ltda. (“Tria”), Patria Private Equity (Europe) Limited and Patria Capital Partners LLP collectively (“GPMS”), Credit Suisse Real Estate business in Brazil (“CSHG”), Nexus Capital Partners S.A.S (“Nexus”), which were acquired on April 02, 2024, April 26, 2024, May 24, 2024 and July 16, 2024, respectively, and whose combined financial statements constitute, respectively, approximately 10% of total assets and 12% of total net revenues of the consolidated financial statements amounts as of and for the year ended December 31, 2024. Accordingly, our audit did not include the internal control over financial reporting at Tria, GPMS, CSHG and Nexus.
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

Auditor’s Reports on an Audit of Internal Control over Financial Reporting
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
São Paulo, May 14, 2025

/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.

We have served as Company’s auditors since 2012.

Consolidated Statement of Financial Position
As of December 31, 2024 and December 31, 2023
(In thousands of United States dollars – US$)

Assets	Note	12/31/2024	12/31/2023

Cash and cash equivalents	6	33,418	16,050
Short term investments	12(a)	59,009	204,510
Client funds on deposit	7	18,704	17,055
Accounts receivable	8	217,132	127,363
Project advances	9	7,577	17,614
Recoverable taxes	11	4,512	4,014
Other current assets	10	14,681	11,781
Other financial instruments	12(c)	17,646	3,206
Current assets		372,679	401,593
Accounts receivable	8	16,402	14,900
Project advances	9	—	1,972
Deferred tax assets	19	15,824	15,472
Other non-current assets	10	6,586	3,798
Long-term investments	12(b)	49,216	57,735
Investments in associates		811	911
Property and equipment	13	32,622	28,185
Intangible assets	14	700,866	487,012
Other financial instruments	12(c)	11,101	—
Non-current assets		833,428	609,985
Total assets		1,206,107	1,011,578
The accompanying notes are integral parts of these consolidated financial statements.

Liabilities and equity	Note	12/31/2024	12/31/2023

Client funds payable	7	18,704	17,055
Consideration payable on acquisition	21(b)	101,986	59,087
Personnel and related taxes payable	15	37,269	28,772
Taxes payable	17	6,440	3,902
Carried interest allocation	23(c)	31,851	9,352
Loans	16	78,518	—
Other financial instruments	12(c)	21,749	321
Commitment subject to possible redemption	21(c)	54,053	187,356
Gross obligation under put option	21(d)	—	81,588
Other liabilities	18	46,820	10,065
Current liabilities		397,390	397,498
Personnel liabilities	15	787	2,946
Consideration payable on acquisition	21(b)	121,238	42,853
Carried interest allocation	23(c)	5,408	22,577
Loans	16	149,453	—
Gross obligation under put option	21(d)	18,258	11,338
Other non-current liabilities	18	18,787	13,024
Deferred tax liabilities	19	1,774	—
Other financial instruments	12(c)	2,080	—
Non-current liabilities		317,785	92,738
Total liabilities		715,175	490,236
Capital	29(a)	15	15
Additional paid-in capital	29(b)	527,239	500,694
Capital reserves	29(d)	22,041	2,960
Retained earnings	29(c)	—	50,831
Cumulative translation adjustment	29(f)	(68,217)	(12,011)
Equity attributable to the owners of the Company		481,078	542,489
Non-controlling interests	29(g)	9,854	(21,147)
Equity		490,932	521,342
Total liabilities and equity		1,206,107	1,011,578

Patria Investments Limited	F-7

Consolidated Statement of Profit or Loss
For the years ended December 31, 2024, 2023 and 2022
(In thousands of United States dollars - US$, except earnings per share)

	Note	2024	2023	2022

Net revenue from services	22	374,204	327,617	258,877

Personnel expenses	23	(111,681)	(78,778)	(69,779)
Carried interest allocation	23	(20,908)	(25,257)	(10,171)
Deferred consideration	21(b)	(11,245)	(22,961)	(24,444)
Amortization of intangible assets	24	(30,727)	(22,370)	(17,379)
General and administrative expenses	25	(46,681)	(39,159)	(31,150)
Other expenses	26	(45,821)	(18,666)	(9,265)
Share of equity-accounted losses		(508)	(753)	(2,351)
Net financial (expense)/income	27	(20,640)	(1,674)	8,115
Net Income before income tax		85,993	117,999	102,453
Income tax expense	28	(10,306)	2,816	(8,349)
Net income for year		75,687	120,815	94,104
Attributable to:
Owners of the Parent Company		71,875	118,400	92,957
Non-controlling interests	29(g)	3,812	2,415	1,147
Basic earnings per thousand shares	29(e)	0.46887	0.79888	0.63141
Diluted earnings per thousand shares	29(e)	0.46696	0.79634	0.63139
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited	F-8

Consolidated Statement of Comprehensive Income
For the years ended December 31, 2024, 2023 and 2022
(In thousands of United States dollars - US$)

	2024	2023	2022

Net income for the year	75,687	120,815	94,104
Items that will be reclassified to the income statement:
Currency translation adjustment	(56,206)	(533)	(1,856)
Currency translation adjustment – non-controlling interests	5,761	(459)	1,284

Total comprehensive income	25,242	119,823	93,532
Attributable to:
Owners of the Parent Company	15,669	117,867	91,101
Non-controlling interests	9,573	1,956	2,431
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited	F-9

Consolidated Statement of Changes in Equity
For the years ended December 31, 2024, 2023 and 2022
(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity

Balance on December 31, 2021		15	485,180	764	87,948	(9,622)	564,285	—	564,285
Cumulative translation adjustment		—	—	—	—	(1,856)	(1,856)	1,284	(572)
Net income for the year		—	—	—	92,957	—	92,957	1,147	94,104
Dividends declared	29(c)	—	—	—	(103,329)	—	(103,329)	—	(103,329)
Share-based incentive plan	29(d)	—	—	731	—	—	731	—	731
Non-controlling interest	29(g)	—	—	—	—	—	—	13,729	13,729
Gross obligation under put option	29(g)	—	—	—	—	—	—	(55,490)	(55,490)
Balance on December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458
Cumulative translation adjustment		—	—	—	—	(533)	(533)	(459)	(992)
Net income for the year		—	—	—	118,400	—	118,400	2,415	120,815
Dividends declared	29(c)	—	—	—	(145,145)	—	(145,145)	(3,663)	(148,808)
Share-based incentive plan	29(d)	—	—	1,465	—	—	1,465	—	1,465
Capital contributions	29(g)	—	—	—	—	—	—	4,743	4,743
Capital issuance	29(b)	—	15,514	—	—	—	15,514	—	15,514
Non-controlling interests	29(g)	—	—	—	—	—	—	15,147	15,147
Balance on December 31, 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342
Cumulative translation adjustment		—	—	—	—	(56,206)	(56,206)	5,761	(50,445)
Net income for the year		—	—	—	71,875	—	71,875	3,812	75,687
Dividends declared	29(c)	—	—	—	(132,383)	—	(132,383)	(6,744)	(139,127)
VBI gross obligation derecognized	29(g)	—	—	—	(38,682)	—	(38,682)	36,233	(2,449)
Tria gross obligation recognized	29(g)	—	—	—	—	—	—	(17,117)	(17,117)
Share-based incentive plans	29(d)	—	—	19,081	—	—	19,081	—	19,081
Capital contributions	29(g)	—	—	—	—	—	—	2,452	2,452
Capital issuance	29(b)	—	74,904	—	—	—	74,904	—	74,904
Transfer of additional paid-in capital to retained earnings	29(c)	—	(48,359)	—	48,359	—	—	—	—
Non-controlling interests	29(g)	—	—	—	—	—	—	6,604	6,604
Balance on December 31, 2024		15	527,239	22,041	—	(68,217)	481,078	9,854	490,932
The accompanying notes are integral parts of these consolidated financial statements.

Patria Investments Limited	F-10

Patria Investments Limited
Consolidated Statement of Cash Flows
For the years ended December 31, 2024, 2023 and 2022
(In thousands of United States dollars - US$)

	Note	2024	2023	2022

Cash flows from operating activities
Net income for the year		75,687	120,815	94,104
Adjustments to net income for the year
Depreciation expense	25	5,097	4,747	3,825
Amortization expense on intangible assets	24	30,727	22,370	17,379
Amortization expense on credit facility costs	16	2,004	—	—
Net financial investment income	27	—	(2,120)	(2,345)
Unrealized (gains)/losses on long-term investments	27	16,852	2,952	(5,322)
Unrealized (gains)/losses on warrant liability	27	5,823	(690)	(3,115)
Unrealized (gains)/losses on other financial instruments	27	(3,597)	3,934	125
Unrealized (gains)/losses on asset-linked receivable	27	(8,829)	(3,503)	—
Consideration payable adjustments	26	25,280	(8,634)	(11,593)
Gross obligation under put - unwinding	26	(3,093)	11,666	3,533
Gain on associate derecognition	26	—	(4,199)	—
Interest expense on lease liabilities	27	1,382	1,243	1,807
Interest expense on loans	27	10,020	—	—
Deferred income taxes expense	28	(2,052)	(13,316)	1,565
Current income taxes expense	28	12,358	10,500	6,784
Share of equity accounted earnings		508	753	2,351
Share based incentive plan	29(d)	19,081	1,465	731
MtM on energy trading contracts	26	(6,429)	—	—
Other non-cash effects		528	621	439
Changes in operating assets and liabilities
Accounts receivable		(90,157)	(12,602)	(23,067)
Projects advances		6,563	(12,589)	(2,896)
Recoverable taxes		(2,538)	1,909	(2,423)
Personnel and related taxes		10,365	2,469	(12,877)
Carried interest allocation		18,652	19,234	868
Deferred consideration payable on acquisition		11,245	22,229	24,444
Taxes payable		4,474	(4,493)	(8,620)
Payment of income taxes		(13,638)	(3,254)	(621)
Energy trading contracts		(1,577)	—	—
Other assets and liabilities		32,108	1,816	1,238
Payment of placement agent fees		(10,897)	(6,598)	(5,263)
Net cash provided by operating activities		145,947	156,725	81,051
Cash flows from investing activities
Decrease (increase) in short term investments		10,675	31,076	108,855
Decrease (increase) in long-term investments		(3,830)	(9,793)	(12,069)
Investment into SPAC trust account	21(c)	(1,977)	(2,100)	(236,900)
Proceeds from redemptions from the SPAC trust account	21(c)	141,301	65,164	—
Payment of business acquisition payable	21(b)	—	—	(16,437)
Acquisition of property and equipment		(3,605)	(5,870)	(5,439)
Acquisition of software and computer programs	14	(4,679)	(992)	(1,273)
Acquisition of investments in associates		(408)	(528)	(7,789)
Acquisition of contractual rights		—	(8,158)	—
Acquisition of subsidiaries, net of cash acquired	30	(112,164)	(6,633)	(18,295)
Net cash provided by/used in investing activities		25,313	62,166	(189,347)
Cash flows from financing activities
IPO proceeds – SPAC		—	—	230,000
IPO transaction costs – SPAC		—	—	(4,665)
Proceeds from credit facility	16	261,000	25,000	—
Repayment of credit facility, interest and debt issuance costs incurred	16	(45,138)	(26,253)	—
Redemptions from SPAC shareholders	21(c)	(141,301)	(65,164)	—
Investment into SPAC trust account	21(c)	1,977	—	—
Dividends paid to the Company’s shareholders	29(c)	(132,383)	(145,145)	(103,329)
Dividends paid to non-controlling interests in subsidiaries		(5,982)	(3,639)	—
Capital contributions received from non-controlling interest (NCI) shareholders		951	3,657	—
Payment of acquisition payables	21(b)	(86,167)	(14,684)	—
Lease payments	21(a)	(3,229)	(2,156)	(1,652)
Interest paid on lease liabilities	21(a)	(1,382)	(1,243)	(1,807)
Net cash provided by/used in financing activities		(151,654)	(229,627)	118,547
Foreign exchange variation on cash and cash equivalents in foreign currencies		(2,238)	267	1,004
Increase/(decrease) in cash and cash equivalents		17,368	(10,469)	11,255
Cash and cash equivalents at the beginning of the year	6	16,050	26,519	15,264
Cash and cash equivalents at the end of the year	6	33,418	16,050	26,519
Increase/(decrease) in cash and cash equivalents		17,368	(10,469)	11,255
Non-cash operating, investing and financing activity
Addition and disposal of right of use assets	13	9,289	1,860	5,009
Contingent consideration payable on acquisition	30	30,445	4,707	8,355
Consideration payable on acquisition	30	107,889	29,748	17,596
Option arrangements	30	—	—	9,512
Deferred consideration on acquisition	21(b)(ii)	12,240	—	—
VBI – 50% acquisition	5(e)	2,449	—	—
VBI - Gross obligation under put option		—	—	65,544
Igah – Gross obligation under put option recognized		—	—	7,666
Tria - Gross obligation under put option recognized	21(d)	17,117	—	—
SPAC Private Placement Warrants issued by SPAC to Sponsor		—	—	9,251
Issuance of SPAC Class A ordinary shares subject to possible redemption		—	—	220,458
Amortization of SPAC issuance costs to accrete SPAC Class A ordinary shares to redemption value		—	6,166	10,325
Interest earned on SPAC trust account subject to redemption	21(c)	6,021	10,109	3,411
Capital contribution from NCI shareholders in lieu of dividend payable to NCI shareholders		1,501	1,086	—
NCI recognized in the business combination with Tria Energy	30	6,604	—	—
Company Class A common shares issued	29(b)	74,905	15,514	—
The accompanying notes are an integral part of these consolidated financial statements.

Patria Investments Limited	F-11

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1General information
Patria Investments Limited (the “Company”) was established on July 6, 2007, in Bermuda and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company transferred its headquarters from Bermuda to the Cayman Islands on the same date. Since then, the Company’s obligations, whether legal, regulatory, or financial, are in accordance with the applicable laws and regulations of the Cayman Islands.
On January 21, 2021, the Company completed its initial public offering (“IPO”) registration. The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, according to the Company’s Registration Statement on Form F-1 (Registration N° 333-251823). The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on January 22, 2021, under the symbol “PAX”.
The Company is a public holding company controlled by Patria Holdings Limited (the “Parent”), which held 53.76% of the Company’s common shares as of December 31, 2024 (December 31, 2023: 55.36%). The Parent is ultimately controlled by a group of individuals.
The Company and its subsidiaries (collectively, the “Group”) are a private markets investment firm focused on investing globally. Since 1994 the Group has expanded from its initial flagship private equity funds to other investment products, such as:

Investment product	Description

Infrastructure development funds	a private equity approach applied to infrastructure assets. In conjunction with experts from the energy sector, the Group acquired Tria Energy during 2024, a company engaged in energy trading in Brazil (refer to note 30), with the aim to grow its infrastructure vertical.
Co-investment funds	focused on companies from their flagship funds.
Global private market solutions	increased during 2024 with the carve-out acquisition of Aberdeen Plc (“GPMS”) during April 2024 – refer to note 30.
Credit funds	increased through business combination in 2021 with Moneda Asset Management SpA (“MAM I”) and Moneda II SpA (“MAM II”) (collectively “Moneda”).
Real estate funds
increased in 2022 to 2024 with the:
•controlling acquisition of VBI Real Estate Gestão de Carteiras S.A.(“VBI”);
•controlling acquisition of Patria Asset Management (“PAM”) in partnership with Bancolombia to expand real estate capabilities into Colombia – note 30;
•acquisition of Credit Suisse’s Real Estate business (“CSHG”) during May 2024 – refer to note 30; and
•acquisition of Nexus, a real estate business in Colombia, during July 2024 – refer to note 30.

Venture capital and growth funds
•through business combination in 2022 with Igah Partners LLC (“Igah Ventures”) and PEVC I General Partner IV, Ltd. (“Igah IV”) and Igah Carry Holding Ltd (collectively “Igah”), and
•during 2023 (refer to note 30) Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”) and Hanuman GP Cayman, LLC (collectively “Kamaroopin”).

The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), Medellín (Colombia), Edinburgh (Scotland - United Kingdom), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (United Arab Emirates) and Hong Kong (People's Republic of China) to cover the investor base of its underlying investment products, in addition to its corporate business and management office in Grand Cayman (Cayman Islands).
The Group’s main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, Grand Cayman, Cayman Islands.

Patria Investments Limited	F-12

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Going concern
Considering that the Group has access to sufficient resources to settle liabilities as they become due, no material uncertainties exist that may cast significant doubt regarding the Company’s and Group’s ability to continue as a going concern. As such the use of going concern basis of accounting is considered appropriate. The Group’s current liabilities exceeded its current assets as of December 31, 2024. This position results from the recognition of payables from business combinations concluded for the year ended December 31, 2024. The settlement of the acquisition payables will take place through continuing cash generation from operations, the issue of Class A common shares of the Company, cash collections of outstanding accounts receivable and, if required, additional bank borrowings and credit limits.
These consolidated financial statements for the years ended December 31, 2024, and 2023 include the financial information regarding the Company and its subsidiaries, as described in note 5.
2Presentation of financial statements
a.Statement of compliance and basis of preparation
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (“IASB”), that include the standards issued by IASB and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).
The board of directors approved the consolidated financial statements on May 15, 2025.
b.Functional and presentation currency
The consolidated financial statements are presented in United States dollars (USD), the functional currency of the Company. The effects of the translation from the functional currency into the presentation currency are recognized in equity under the caption “Cumulative Translation Adjustment”.
For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Company and its subsidiaries, refer to note 5 for the functional currency determined for each entity.
All amounts are rounded the nearest thousand USD, unless otherwise stated.
c.Use of estimates and judgments
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
The most significant accounting estimates and corresponding assumptions are as follows:
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

Patria Investments Limited	F-13

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(v)revenue recognition, where management determined the multiple elements in the contracts and the criteria and timing for revenue recognition;
(vi)the fair value of financial instruments, and the share-based incentive plans, using inputs that are primarily unobservable;
(vii)fair values of identifiable assets and contingent consideration from business combination transactions and consideration transferred as part of the purchase price allocation;
(viii)The expected redemption amount of gross obligation in respect of written put option arrangements; and
(ix)recoverable amounts of cash-generating units, including goodwill.
(x)applicable tax authorities may have differing interpretations and guidance with respect to certain tax matters specific to the industry in which we operate (including multi-jurisdictional aspects). Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.
3Segment information
The Group operates through a single reportable operating segment, in accordance with IFRS 8, reflecting how the Group’s executive directors collectively act as the chief operating decision maker to allocate resources and assess performance under the Group’s global strategy, which includes integrated product lines. Within its one operating segment, the Company has multiple product lines including global private market solutions, private equity, credit, real estate, infrastructure and public equities.
4Material accounting policies
The material accounting policies described below have been consistently applied in the preparation of the consolidated financial statements.
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
Additionally, although the Group may exercise some level of significant influence over investments held in other investment funds in which it invests, it does not have control over the underlying portfolio companies held by those funds. Therefore, these investments are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”) in accordance with IFRS 9 – Financial Instruments. Details of these investment funds are included in note 12(b).
For the purpose of these consolidated financial statements, the intercompany balances are eliminated, as well as any income and expenses arising from transactions between the subsidiaries and the Company, if any.

Patria Investments Limited	F-14

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
b.Investments in associates
Associates are companies in which the Group holds an interest and over which the Group has a significant influence but does not have control. In assessing significant influence, the Group considers the investment held and its power to participate in the financial and operating policy decisions of the investee through its voting or other rights. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method unless elected to be measured at fair value through profit or loss in accordance with IFRS 9 – Financial instruments.
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
c.Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The purchase consideration of the acquisition of a subsidiary as of its relevant acquisition date, consists of:
•fair values of the assets transferred;
•liabilities incurred to the former owners of the acquired business;
•equity interests issued by the Group, and
•fair value of any assets or liability resulting from a contingent consideration arrangement.

Patria Investments Limited	F-15

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Client funds on deposit and client funds payable are financial instruments in accordance with IFRS 9 – Financial Instruments and are initially recognized at fair value and subsequently measured at amortized cost that approximates fair value.
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
Non-derivative financial instruments are comprised of cash, deposit on lease agreement, project advances, short and long-term investment, client funds, accounts receivable, loans, contingent and deferred considerations payable on acquisition, gross obligations under put option, commitment subject to possible redemption and other liabilities. Lease obligations, while not considered financial instruments under accounting standards, are also included in our analysis of financial instruments for liquidity risk purposes.

Patria Investments Limited	F-16

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Derivative financial instruments are comprised of call options, energy trading contracts and warranty liabilities. The instruments are financial contracts where the value is derived from the underlying assets, interest rates, indexes or currency exchange rates. Derivative financial instruments are also classified as securities unless they are designated as effective hedging instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Derivative financial instruments are classified in the Group’s Consolidated Statement of Financial Position as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
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
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. It is treated as the derecognition of the original liability and the recognition of a new liability when an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in profit or loss.

Patria Investments Limited	F-17

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

g.Impairment losses
Financial assets
The Group considers the allowance for losses on financial assets at amortized cost for forward looking Expected Credit Losses (“ECL”) in line of IFRS 9 – Financial Instruments requirements, if applicable. The Group holds receivables with no financing component that have maturities of less than 1 year at amortized cost and as such has chosen to apply an approach similar to the simplified approach for ECL under IFRS 9 – Financial Instruments to all its receivables. Therefore, the Group does not track changes in credit risk for the purpose of the loss allowance, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date using both quantitative and qualitative analysis and based on the historical experience of the Group and updated understanding of the credit assessment of receivables from customers.
An impairment loss in a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, and it is recognized immediately in the consolidated statement of profit or loss. This impairment loss is reversed if justified by any event that occurs after its recognition.
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
h.Gross obligation under put option
The Group has granted options to non-controlling interest shareholders of certain consolidated subsidiaries. Liabilities from put options granted represent contracts that impose (or may potentially impose) an obligation on the Group to purchase its own equity instruments (including the shares of a subsidiary) for cash or another financial asset. The Group recognizes these commitments as follows:
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

Patria Investments Limited	F-18

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Depreciation, recognized in the consolidated statement of profit or loss, is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life is periodically reviewed and updated prospectively if any amendment is required.
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
The Group has the following intangible assets with finite useful lives:
(i)placement agent fees, which are amortized over the terms of the respective investment funds, with an average estimated term ranging between 10 to 25 years;
(ii)software, with an average estimated useful life of 5 years;
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

Patria Investments Limited	F-19

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Goodwill
Goodwill in a business combination is recognized at the acquisition date when the purchase consideration, and the recognized amount of non-controlling interests exceeds the fair value of the identifiable net assets of the entity acquired. If the purchase consideration is lower than the fair value of the identifiable net assets of the acquiree (a gain from bargain purchase), the difference is recognized in the consolidated statement of profit or loss. The gain or loss on the disposal of an entity is calculated after consideration of attributable goodwill. Goodwill is carried at cost less accumulated impairment losses.
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
k.Employees’ benefits
(i)Short-term employee benefits
Current benefits are paid within twelve months and include salaries, social security contributions, bonuses and profit sharing, including carried interest allocations (excluding allocations payable after twelve months from the reporting date). These benefits are recognized on an accrual basis.
The Group annually recognizes a provision for profit sharing, according to conditions approved by Management. These amounts are recorded as ‘Personnel expenses’ in the consolidated statement of profit or loss.
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

Patria Investments Limited	F-20

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Share based incentive plan – equity incentive program
Under the LTIP, the Company has share based incentive plans of which Performance Restricted Units (“PSUs”) and are granted to eligible participants and subject to achieving vesting conditions, are convertible into Class A common shares.
PSU’s
The vesting conditions can be divided into two groups, time vesting conditions and market performance conditions.
The vesting period (time vesting conditions) is divided into three tranches as follows:
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
The cost of the share-based incentive plan is measured using the fair value at the grant date. The cost is expensed together with a corresponding increase in equity over the service period.
The total amount to be expensed is determined by reference to the fair value of the shares granted at the grant date, which is also based on:
•TSR; and
•The impact of any time-related vesting conditions (i.e. remaining an employee of the entity over a specified time).
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
When the PSUs are vested, the Committee will, at its discretion, direct the Company to deliver Class A common shares from either treasury shares or newly issued shares to satisfy the delivery of incentives pursuant to this share-based incentive plan. The Committee may also decide to settle the delivery of incentives pursuant to this share-based incentive plan in cash.

Patria Investments Limited	F-21

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Equity reserves for the share-based incentive plan do not include any tax benefits on total share-based incentive plan expense. The tax benefits will be considered when the PSUs shares are converted into Class A common shares.
The Monte Carlo simulation best reflects the market condition regarding the TSR of the Company in comparison to a minimum TSR of 8% per year, and also in comparison with a peer group. To estimate future share prices of the Company and its peer group, the model considers the share price on the grant date, the expected volatility, an estimated correlation between share prices and United States Treasury Bonds as the risk-free interest rate.
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
The Group does not hold lease contracts as a lessor. For the contracts in which the Group is the lessee, the Group recognizes a right-of-use asset and a lease liability at the commencement date. A right-of-use asset is measured at cost at the commencement date, which consists of: (a) the amount of the initial measurement of the lease liability; (b) any lease payments made at or before the commencement date, less any lease incentives received; (c) any initial direct costs incurred by the Group; and (d) an estimate of costs to be incurred by the Group in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease. After the commencement date, the Group measures the right‑of‑use asset at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusts it for any remeasurement of the lease liability. The right-of-use asset is depreciated over the lease period.
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
If Group have contracts eligible as short-term leases and leases for which the underlying asset is of low value, the low value exemption is applied and the rental expense is expensed as incurred.
The Group has rental agreements for its offices in the Cayman Islands, United Kingdom, United States of America, Uruguay, Brazil, Chile and Colombia within the scope of IFRS 16.

Patria Investments Limited	F-22

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
Performance fees and other performance-based fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. Since the investment funds’ performance is susceptible to market volatility and to factors out of the Group’s control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, the Group recognizes these fees at a point in time when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is highly improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group, whereby the performance fee has then crystallized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the crystallization date.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.
o.Financial income and expenses
Financial income primarily consists of interest income and gains on short and long-term investments, gains from derivative instruments and foreign exchange gains in monetary items.
Financial expenses primarily include losses on short and long-term investments, losses from derivative instruments, interest expenses, foreign exchange losses in monetary items and banking costs on financial transactions, recognized on an accrual basis.
p.Income tax expenses – current and deferred
Income tax consists of current and deferred income taxes.

Patria Investments Limited	F-23

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Current tax is the expected tax payable on the taxable income for the year and any adjustment to tax payable in respect of previous years.The income tax basis and the current tax rates are determined according to criteria established by the prevailing tax law applicable in the jurisdictions where the Company and its subsidiaries operate. Temporary differences for all subsidiaries have no statute of limitation and no limitation for offsetting.
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
All the jurisdictions in which the Group operate have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopt the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022, later converted into Law No. 14,596/2023, was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. These provisions became effective as of January 2024 and were adopted by the Group.
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
During the 2024 financial year, the Board approved a new dividend policy paying a fixed quarterly dividend of US$0.15 per share effective from quarter two of 2024. The new dividend policy together with the fixed quarterly payment will be reviewed by the Board on a yearly basis.
s.New and amended accounting standards adopted by the Group
The Group has applied the following standards, amendments and interpretations for the first time for their annual reporting period commencing 1 January 2024:
•Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

Patria Investments Limited	F-24

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

    The new standard requires companies to classify a liability as non-current if it has a right to defer settlement for at least 12 months after the reporting date. This right may be subject to a company complying with conditions (covenants) specified in a loan arrangement.
    Furthermore, the amendment also clarifies how a company classifies a liability that can be settled in its own shares – e.g. convertible debt. When a liability includes a counterparty conversion option that involves a transfer of the company’s own equity instruments, the conversion option is recognized as either equity or a liability separately from the host liability under IAS 32 Financial Instruments: Presentation. The IASB has now clarified that when a company classifies the host liability as current or non-current, it can ignore only those conversion options that are recognized as equity.
    With the new amendment, convertible debt may become current liabilities.
•Amendments to IFRS 16 Leases: Lease Liability in a Sale and Leaseback
    Lease Liability in a Sale and Leaseback (Amendments to IFRS 16) requires a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. The new requirements do not prevent a seller-lessee from recognizing in profit or loss any gain or loss relating to the partial or full termination of a lease.
•Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
    The new requirements supplement those already included in IFRS standards and include disclosures about:
–Terms and conditions of supplier financing arrangements.
–The amounts of the liabilities that are the subject of such agreements, for which part of them the suppliers have already received payments from the financiers, and under which item these liabilities are shown in the balance sheet.
–The ranges of due dates.
–Information on liquidity risk
Impact of the new standards on the Group
The implementation of these standards and amendments had no material financial impact on the Group.
t.New standards and interpretations not yet adopted by the Group – applicable and mandatory for fiscal years beginning on or after January 1, 2025:
1 January 2025
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
1 January 2026
•Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures
•Annual Improvements to IFRS Accounting Standards – Amendments to:
–IFRS 1 First-time Adoption of International Financial Reporting Standards;
–IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
–IFRS 9 Financial Instruments;
–IFRS 10 Consolidated Financial Statements; and
–IAS 7 Statement of Cash flows
1 January 2027
•IFRS 18 Presentation and Disclosure in Financial Statements
•IFRS 19 Subsidiaries without Public Accountability: Disclosures

Patria Investments Limited	F-25

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Impact of the new standards on the Group
The implementation of these standards and amendments, once adopted, will not have a material financial impact on the Group.
5Group Structure
a.Consolidation and subsidiaries
The consolidated financial statements include the entities listed below, which are the Company’s direct or indirect subsidiaries:

		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
Subsidiaries					December 31, 2024	December 31, 2023

Patria Finance Ltd.		Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Pátria Investimentos Ltda. (“PILTDA”)	(c)	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	HK	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%

Patria Investments Limited	F-26

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
Subsidiaries					December 31, 2024	December 31, 2023

PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Latam Growth Management Ltd.	(o)	Investment fund manager	KY	USD	—	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(f)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Patria VBI Real Estate Gestão de Carteiras S.A. (“VBI”)	(e)(g)	Asset management	BR	BRL	100.00%	50.00%
VBI Administração Fiduciaria e Gestão Ltda	(e)	Administration	BR	BRL	100.00%	50.00%
BREOF Partners Ltda	(e)	Holding company	BR	BRL	100.00%	50.00%
VBI ND II Empreendimentos Imobiliários Ltda	(o)	Dormant	BR	BRL	—	50.00%
VBI Data Center Empreendimentos Imobiliários Ltda	(o)	Dormant	BR	BRL	—	50.00%
Igah Partners LLC	(h)	Asset management	US	USD	100.00	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(h)	Holding company	KY	USD	42.92%	13.20%
Patria Real Estate Latam S.A.S	(g)	Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%
Patria Fund Advisor Ltd.	(o)	Dormant	KY	USD	—	100.00%
VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)	(j)	Holding company	BR	BRL	100.00%	100.00%
BlueMacaw S.A.	(p)	Holding company	BR	BRL	—	100.00%
VBI Asset Management Ltda.	(j)	Asset management	BR	BRL	100.00%	100.00%
KMP I Holding	(k)	Holding company	KY	USD	100.00%	100.00%
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)	(k)	Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)	(i)	Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.	(i)	Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.	(i)	Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(i)	Holding company	MX	MXN	100.00%	100.00%
Patria Investments Argentina S.A.	(i)	Holding company	AR	ARS	100.00%	100.00%
Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(l)	Asset management	BR	BRL	100.00%	50.00%
Patria Asset Management S.A. (“PAM”)	(m)	Asset management	CO	COP	50.74%	50.74%
VBI Capital Ltda.	(e)(n)	Asset management	BR	BRL	100.00%	50.00%
Move Capital S.A.	(e)(n)	Asset management	BR	BRL	100.00%	50.00%
SH Manco Holding Ltda.	(q)	Holding company	BR	BRL	75.00%	—
Patria Acquisitions Limited	(i)	Holding company	UK	GBP	100.00%	—
Patria Energía Participações Ltda.	(a)	Holding company	BR	BRL	100.00%	—
Tria Comercializadora de Energía S.A.	(a)	Energy trading company	BR	BRL	66.67%	—

Patria Investments Limited	F-27

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
Subsidiaries					December 31, 2024	December 31, 2023

Sugrat Comercializadora de Energia S.A.	(i)	Energy trading company	BR	BRL	66.67%	—
Pátria Holding Financeira Ltda.	(i)	Holding company	BR	BRL	100.00%	—
Pátria Distribuidora de Títulos e Valores Mobiliários Ltda.	(i)	Dormant	BR	BRL	100.00%	—
Patria Europe 1 (GP) Limited	(b)	Investment fund manager	UK	GBP	100.00%	—
Patria Europe 2 Limited	(b)	Holding company	UK	GBP	100.00%	—
Patria Private Equity (Europe) Limited	(b)	Asset management	UK	GBP	100.00%	—
Patria Capital Partners LLP	(b)	Asset management	UK	GBP	100.00%	—
Nexus Capital Partners S.A.S	(d)	Asset management	CO	COP	100.00%	—
Patria Portfolio Investments Limited	(i)	Holding company	KY	USD	100.00%

“USD” United States dollars, “BRL” Brazilian Real, “GBP” Pound Sterling, “CLP” Chilean peso, “COP” Colombian peso, “HKD” Hong Kong dollar, “ARS” Argentine Peso, “MXN” Mexican Peso
“KY” Cayman Islands, “BR” Brazil, “CO” Colombia, “CH” Chile, “UK” United Kingdom, “US” United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay, “HK” Hong Kong
(a)On April 02, 2024, the Group closed on a transaction acquiring 66.67% interest in Tria Comercializadora de Energia Ltda (“Tria”). The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company.
(b)On April 26, 2024, the Group closed a transaction acquiring a carve-out interest in Aberdeen, a European private equity business. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over $8 billion. This vertical will further develop Patria’s capabilities to serve clients as a gateway to private markets on a global scale.
(c)On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring its Real Estate business in Brazil. The business includes seven Real Estate Investment Trusts (“REITS”) with over 960 thousand shareholders which will adds additional scale to Patria’s Real Estate business and solidifies Patria’s position as a leading independent manager of REITs in Brazil and Latin America. The real estate funds acquired were incorporated into PILTDA.
(d)On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$800 million to Patria’s Fee Earning AUM, including over US$680 million in Permanent Capital vehicles, to be immediately accretive to Patria’s Fee Related and Distributable Earnings.
(e)On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. A breakdown of the consideration paid and the derecognition of the gross obligation under put option are summarized under notes 21(b)(iv) and 21(d) respectively, with the derecognition of non-controlling interest set out in note 29(g). The net effect of the transaction amounted to US$2.4 million loss recognized directly in retained earnings.
(f)Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”): a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.
    Should PLAO not complete the initial business combination within the specified period the SPAC Class A Ordinary Shares will be redeemed from the proceeds held in the trust account. On June 12, 2024, PLAO’s shareholders approved at an extraordinary general meeting an additional 15-month extension to provide time for PLAO to complete a business combination. For each month spent during this extension period, the SPAC sponsor will deposit US$0.015 per public share into the trust account (approximately US$68 thousand per month). The holders of Public Shares could elect to redeem shares in connection with the Extension Amendment and 12,339,057 shares were redeemed on June 12, 2024 (refer note 21(c)).
    As of December 31, 2024, the Group has not selected any business combination target for PLAO. The expectation is to complete a business combination as soon as the Group identifies a target company. The target company could potentially be identified as one of the Group’s investment funds investees. In the event of a business combination, it could result in recognition of performance fee revenue and carried interest allocation expenses for the Group.
(g)In March 2023, the Group restructured its VBI holding, contributing the interest held by the Company in VBI to Patria Real Estate Latam S.A.S. There was no change in control or in the total interest held by the Group in VBI. However, there was a dilution of 1.1% in the Company’s direct and indirect interest in Patria Real Estate Latam S.A.S. during the year because of the transaction to acquire assets of Blue Macaw as disclosed in note 5(j) below.
(h)Igah Partners LLC (“Igah Ventures”): a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired. Igah Ventures and Igah IV are collectively referred to as “Igah”. On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% stake in Igah IV for R$24.3 million (approximately US$3.9 million) that will be paid in cash between the years 2024 and 2028. The group now holds 42.92% in the GP.
(i)Newly incorporated subsidiaries without assets, liabilities or operations.
(j)On April 3, 2023, VBI acquired a 100% beneficial interest in NewCo BlueMacaw Partners Ltda. renamed to VBI Holding Ltda, BlueMacaw S.A. (merged into VBI Holding Ltda) and VBI Asset Management Ltda., (collectively “Blue Macaw”). The Blue Macaw entities are located in Brazil and focus on infrastructure and real estate investments throughout Latin America. The acquisition is part of the Group’s strategy to enhance its share of the Brazilian real estate market through synergies with VBI. The Group accounted for the transaction as an asset acquisition since the principal assets acquired consist of 4 contractual rights relating to the portfolio of management contracts of the investment funds acquired.
(k)On April 12, 2023, the Group acquired control of Kamaroopin by acquiring the remaining interest in these companies pursuant to the acquisition agreement for Kamaroopin (note 30 (a)). For purposes of the Kamaroopin transaction, KMP I Holding (fully owned by Patria Investments Limited) was incorporated.

Patria Investments Limited	F-28

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(l)On December 1, 2023, the Group completed the acquisition of Bari Gestao De Recursos Ltda. renamed to VBI Securities Ltda (“Bari”), a subsidiary of the Group. Bari is an asset management company focused on real estate investment products. The Group accounted for the transaction as an asset acquisition since the principal lead asset consisted of contractual rights in the management of its investment fund representing substantially all of the fair value of the gross assets acquired. There is no operational process in the entity as of the closing date. All activities, systems and industry knowledge will be taken over by VBI management.
(m)On November 1, 2023, the Group acquired control of Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management S.A. (“PAM”) by acquiring 50.74% of the beneficial interest of the entity (refer to note 30).
(n)On November 3, 2023, the Group completed the acquisition of Move Capital S.A. and Morc Gestora de Recursos de Crédito Ltda. renamed to VBI Capital Ltda. (collectively, “Move”), subsidiaries of the Group. Fifty percent of the purchase price was settled on closing with the remaining balance settled during November 2024. The entities acquired are asset management companies. The Group accounted for the transaction as an asset acquisition since the lead asset consists of contractual rights in the management of its real estate investment fund representing substantially all the fair value of the gross assets acquired.
(o)This entity, with limited or no activity, was dissolved during the period and had no significant accounting impact.
(p)This entity was merged into VBI Holding Ltda.
(q)SH Manco Holding Ltd. was established during 2024 to hold the investment in Uliving Holding S.A., an associate within the of VBI group of entities. The Group now holds 75% in SH Manco Holding Ltd. which in turn holds 43.19% in Uliving Holding S.A.
6Cash and cash equivalents

	December 31, 2024	December 31, 2023

Cash at bank and on hand (a)	30,608	12,029
Short-term deposits and shares of mutual funds (b)	2,810	4,021
Cash and cash equivalents	33,418	16,050

(a)The increase in cash and cash equivalents is mainly attributable to cash generated by new businesses acquired during 2024 with GPMS in the United Kingdom being the main contributor combined with existing businesses continuing to generate positive cash flows.
(b)Short-term deposits and shares of mutual funds are cash equivalents held for the purpose of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.
The following is the breakdown of cash and cash equivalents by region:

	December 31, 2024	December 31, 2023
Brazil	2,645	1,592
United Kingdom	10,920	760
Chile	6,047	5,948
Uruguay	3,013	390
Colombia	8,674	5,468
Other	2,119	1,892
Balance	33,418	16,050
7Client funds on deposit and client funds payable

	December 31, 2024	December 31, 2023

Client funds on deposit	13,288	13,848
Other receivables from clients (a)	5,416	3,207
Client funds on deposit and other receivables	18,704	17,055
Client funds payable (a)	18,704	17,055
Client funds payable	18,704	17,055

(a)Other receivables from clients and client funds payable are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction. The value of the client trades is payable or receivable until settlement of the transactions.

Patria Investments Limited	F-29

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

8Accounts receivable
Amounts receivable from customers relate to management, incentive, placement, performance fees, reimbursement of expenses from investment funds, and financial advisory services. The Group has not recorded write-offs or allowances for uncollectible accounts receivable for the periods presented in these consolidated financial statements.

	December 31, 2024	December 31, 2023

Current (a) (b)	217,132	127,363
Non-current (c) (d)	16,402	14,900
Accounts receivable	233,534	142,263

(a)Account receivable balances include US$65.6 million (December 31, 2023: US$86.7 million) postponed collections of management fees. The postponed balances relate largely to BPE VI LP. (“PBPE Fund IV”) and Alpha Co-Investment Fund. Renegotiations and postponement of these collections commenced in prior periods and the management fees were recognized as receivable in prior years. The renegotiated and postponed balances as of December 31, 2024, are expected to be recovered over the next twelve months subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds over the next twelve months. Management has evaluated and concluded that no allowances for uncollectible accounts needs to be recorded supported by contracts and commitments of the investors of the funds and that the funds have significant investments to be realized that will generate sufficient cash to settle the outstanding balances with the Group.
(b)The table below reflects the postponed balances as of December 31, 2024, and related revenue from management fees recognized in 2024, 2023 and 2022, the remaining balance were recognized before the year ended December 31, 2022.

Fund Structure	Postponed balance as of December 31, 2024	Year Revenue recognized (millions)

PBPE Fund IV	US$ 65.4 million	2024: US$ 4.4
2023: US$ 13.2
2022: US$ 18.1
Alpha Co-Investment Fund	US$ 0.2 million	2024: nil
2023: nil
2022: US$ 0.1

(c)Current accounts receivable includes US$59.7 million in performance fees from Patria Infrastructure Fund III. The amount was received on February 28, 2025. Furthermore, the balance for December 31, 2024, includes US$ 29.9 million for Tria that relates to maturing energy trading contracts to be settled (2024 was the first operating year for Tria).
(d)Non-current accounts receivable as of December 31, 2024, mainly relate to the Lavoro asset-linked receivable of US$12.3 million as disclosed under note 12(b). No interest is charged on non-current accounts receivable as the Lavoro asset-linked receivable is recognized at fair value. The present value adjustment on the remainder of the non-current accounts receivable balance using the effective interest rate method at the date of initial recognition is insignificant.
9Project advances

	December 31, 2024	December 31, 2023

Current	7,577	17,614
Non-current	—	1,972
Project advances	7,577	19,586
Project advances are comprised of recoverable advances made by the Group for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement as provided for in the respective agreements between the Group and investors.

Patria Investments Limited	F-30

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

10Other assets

	December 31, 2024	December 31, 2023

Advances to employees	2,604	2,671
Advances to suppliers	3,052	606
Prepaid expenses (a)	7,163	6,081
Intangible asset acquisition rights	—	1,886
Unamortized fund structuring costs (b)	394	—
Other current assets	1,468	537
Other current assets	14,681	11,781
Prepaid expenses (a)	168	266
Unamortized debt issuance costs	—	1,235
Unamortized fund structuring costs (b)	3,553	—
Deposits on lease agreements (c)	2,247	2,012
Other non-current assets	618	285
Other non-current assets	6,586	3,798

(a)Prepaid expenses are comprised of SPAC life extension costs, IT related services and insurance. These costs will be recognized as an expense in the period the services are provided.
(b)Fund structuring costs represent the cost incurred in the set-up of funds. The cost incurred will be amortized over the life of the respective funds.
(c)Deposits and guarantees on lease agreements are subject to reimbursement at the end of the lease contract period. Interest is not charged on these deposits.
11Recoverable Taxes

	December 31, 2024	December 31, 2023

Income tax recoverable	3,706	3,846
Other recoverable taxes	806	168
Recoverable Taxes	4,512	4,014
Recoverable taxes consist mainly of income taxes paid in advance to tax authorities in Brazil and Chile.
12Investments
a.Short-term investments

	December 31, 2024	December 31, 2023

Securities (a)	4,956	17,154
Investments held in trust account (b)	54,053	187,356
Short-term investments	59,009	204,510

(a)Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.
(b)Investments held in trust account are investments received through the IPO transaction of PLAO. These funds are restricted and may only be used for the purposes of completing an initial business combination or the redemption of public shares. These securities are classified and accounted for as Fair Value Through Profit or Loss (“FVTPL”). The investments held in the trust account are comprised of U.S. government securities. On June 12, 2024, 12,339,057 public shares to the value of $141 million were redeemed (refer to note 21(c)).

Patria Investments Limited	F-31

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Long-term investments

	December 31, 2024	December 31, 2023

Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia (a)	—	18,707
Lavoro Agro Limited (b)	11,337	20,166
KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (c)	20,525	8,917
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (d)	1,246	2,139
Patria Infra Energia Core FIP EM Infraestrutura	1,309	4,088
Patria Infrastructure Fund V, L.P.	8,479	—
Simba Fundo De Investimento Multimercado	—	1,038
Igah Ventures IV (e)	819	136
Other investments (f)	5,501	2,544
Long-term investments	49,216	57,735

    Some investments in securities are expected to be maintained until the investment funds’ respective termination dates and are measured at FVTPL. As of December 31, 2024, the Group’s ownership interest in each of these investments (excluding interest owned indirectly through investment funds in notes (c) and (e)) ranged from 0.00005% to 9.78%. (December 31, 2023: 0.00005% to 5.78%). Refer to note 31(b) for reconciliation of movements in fair value for level 3 instruments.
(a)The Group’s holding in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia at a market value of US$13.2 million was contributed into KPM Growth Fund II on July 30, 2024 (refer to note (c) below).
(b)The Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro Agro Limited (“Lavoro”) at a price of $3.50 per share for a total investment of approximately US$8.2 million. Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs in Latin America.
    These performance fees were crystallized in conjunction with the IPO of Lavoro. The limited partner of the fund and Patria agreed that, because of the successful completion of the transaction, part of the crystallized performance fee was settled through Lavoro issuing shares to Patria (total amount of US$15.5 million). The investment fund also agreed to cover the spread between US$3.50 and US$10 per share on the future sale of the shares by the Group. As of December 31, 2024, the receivable from the investment fund amounts to US$12.3 million (December 2023: US$3.5 million) for the commitment to cover the spread.
(c)The Group has committed approximately 46% of the capital in KMP Growth Fund II (December 31, 2023: 24%). The increase in capital committed is attributable to the Group contributing its holding in Patria Growth Capital Fund I into KMP Growth Fund II during July 2024 (refer to note (a) above). The investment contributed consists of a 24.42% holding in Startse Informações e Sistemas S/A (“Startse”), an entity in Brazil providing an education and a crowdfunding platform for startups. Additionally, as of December 31, 2024, KMP Growth Fund II held a direct 10.32% interest in the portfolio company (December 31, 2023: 9.5%), Dr. Consulta Clinica Medica Ltda., a Brazil-based healthcare technology company, an indirect 5.44% interest in portfolio company Conexa, Brazil-based healthcare technology company that merged with Zenklub Serviços Ltda during 2024 (December 31, 2023: Zenklub: 28.23%) and an indirect 22.35% interest in the portfolio company Consorciei Participações SA (“Consorciei”) (December 31, 2023: 22.35%). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9 – Financial Instruments.
(d)An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (5.62% of the net asset value as of December 31, 2024, and 5.78% as of December 31, 2023), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.
(e)The Group holds 39% of capital in Igah Ventures IV. The main purpose of the fund is to make venture capital investments, primarily by directly investing in and holding equity and equity-oriented securities of privately held technology-enabled businesses operating primarily in Brazil. On December 31, 2024, the fund held a 7.2% direct interest in Liqi Digital Assets, a blockchain-based asset tokenization startup (early-stage venture capital). The Group elected to measure the investment at fair value through profit or loss in accordance with IFRS 9 – Financial Instruments.
(f)Other investments include US$2.2 million for Nexus. The Group acquired Nexus through a business combination on July 16, 2024, – refer to note 30. The investments are restricted assets that were not part of the business combination between the Group and Nexus. On maturity, the funds will be returned to the previous owners of Nexus (refer to note 21(b)(ix)).
The following is the breakdown of long-term investments by region:

	December 31, 2024	December 31, 2023

Brazil	37,449	55,930
Other	11,767	1,805
Balance	49,216	57,735
Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.

Patria Investments Limited	F-32

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.Other financial instruments
The fair value of other financial instruments is comprised of options, warrants and energy trading contracts and is determined in accordance with the following criteria:
•Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date. The valuation adjustment from options valuations are recognized in net financial income/(expense) (refer to note 27).
    Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value for December 31, 2023, has been measured based on the listed market price of such warrants. The warrants were delisted from The Nasdaq Global Market at the opening of business on November 18, 2024, due to PLAO’s non-compliance with certain Nasdaq Listing Rules. The fair value of US$0.63 on December 31, 2024, was determined using a Monte Carlo simulation with the impact of the valuation recognized as unrealized loss on warrant liability (refer to note 27).
•Energy trading contracts - mark-to-market (“MtM”) valuation based on ruling energy prices in Brazil. The MtM adjustments together with realized gains and losses are recognized in other income/(expenses) (refer to note 26).
Pertinent details of options and warrants are as follows:
SPAC – warrant liabilities
On March 14, 2022, PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of $10.00 per Unit, generating gross proceeds to PLAO of $230,000,000. Additionally, the Units will automatically separate into their component parts and will not be traded after completion of the initial business combination.
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
The Group recognizes the Warrants as financial liabilities at fair value and remeasures the Warrants at fair value at each reporting period, and any change in fair value is recognized in the Group’s consolidated statement of profit or loss. The expected life of the Warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Group expects to be zero.
The SPAC Class A Ordinary Shares and Warrants comprising the Units began separate trading on the 52nd day following the date of PLAO’s IPO. As of December 31, 2024, and December 31, 2023, 11,500,000 Warrants were in issue by PLAO. The warrants were delisted on November 18, 2024. In addition, if the SPAC sponsor makes any working capital loans, it may convert those loans into a maximum of 1,500,000 additional private placement warrants, at the price of $1.00 per warrant.
Redemption of Warrants when the price per SPAC Class A Ordinary Share equals or exceeds $18.00: Once the Warrants become exercisable, PLAO may redeem the outstanding Warrants:
•in whole and not in part;
•at a price of $0.01 per Warrant;
•upon a minimum of 30 days’ prior written notice of redemption; and

Patria Investments Limited	F-33

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
VBI – option arrangements
The business combination with VBI included a call and put option arrangement (collectively “VBI Option arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates and linked to the second stage of the business combination. The original VBI shareholders granted to the Group a call option arrangement (“VBI call option”) which includes the right for the potential acquisition of the remaining non-controlling interest of VBI.
The Group exercised the VBI call option on August 01, 2024, acquiring the remaining non-controlling interest from the original VBI shareholders. Refer to notes 5(e) and 21(b)(v) for pertinent details on the exercise price and outstanding balances payable.

Patria Investments Limited	F-34

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Igah IV – option arrangements
The business combination with Igah IV included a call and put option arrangement (collectively “Igah Option arrangements”) with the selling shareholders, exercisable at specified future dates and linked to acquiring the remaining interest in Igah IV. The selling shareholders of Igah IV granted to the Group a call option arrangement (“Igah call option”) which includes the right for the potential acquisition of the remaining interest of Igah IV. The exercise price will be equal to a pre-determined formula based on the value of Igah IV’s fundraising activity until the investments fund’s final closing and firm commitments on the exercise date and adjusted for interest and dividends. From the acquisition date, the selling shareholders of Igah IV are entitled to any dividends from the Company’s Class A common shares that the selling shareholders will receive in connection with the settlement of the Igah Option arrangements.
The Group has no obligation to exercise the Igah call option and can exercise at its discretion in accordance with the Igah call option exercise dates (see below) to be settled in a combination of cash consideration and Class A common shares.
In addition, the Group granted a put option arrangement (“Igah put option”) to the selling shareholders of Igah IV. It is exercisable at the same terms and method of settlement as the Igah call option with specified future dates (see below) at the discretion of selling shareholders and upon expiry of the Igah call option mentioned above. The financial implications of the Igah put option are disclosed under note 21(d) recognized at the present value of the expected redemption amount payable.
On December 23, 2024, the Group entered into an amendment agreement by acquiring an additional 29.72% in Igah IV and extending the remaining call option to be exercisable between November 2025 and November 2027. As a result, the value of the gross obligation under the put option decreased from US$ 11.3 million on December 31, 2023, to US$ 2.5 million on December 31, 2024 (refer to note 21(d).
Tria – option arrangements
The business combination with Tria, as disclosed in note 30, included a call and put option arrangement (collectively “Tria Option Arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates. The non-controlling shareholders granted to the Group a call option arrangement (“Tria Call Options”) which includes the right for the potential acquisition of the remaining 33.3% non-controlling interest in Tria. In addition, the Group granted the non-controlling interest with a put option arrangement (“Tria Put Options”).
The Tria Put Options can be individually exercised by each non-controlling shareholder, on (i) December 31, 2029; (ii) December 31, 2030; or (iii) December 31, 2031, the “Base Date” and during April in each of the years 2029, 2030 and 2031 the “Option Window”. If the Tria put options are not exercised during the Option Window, the Group may exercise the Tria Call Options in the month of May immediately after the end of each Tria Put Option Window.

Patria Investments Limited	F-35

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Below is the composition of other financial instrument portfolios (assets and liabilities) by type of instrument, fair value and maturity as of December 31, 2024, and December 31, 2023.

Financial instruments	December 31, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Energy trading contracts	90,386	25,169	88	8,354	9,292	7,523
Tria call option	24,125	3,578	12	—	—	3,578
Total	114,511	28,747	100	8,354	9,292	11,101

Liabilities
Warrants - SPAC	132,250	6,143	26	—	6,143	—
Energy trading contracts	82,704	17,686	74	7,699	7,907	2,080
Total	214,954	23,829	100	7,699	14,050	2,080

Financial instruments	December 31, 2023
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
The One Real Estate Investment Fund call options	11,282	310	10	—	310	—
VBI Call option	86,944	2,896	90	—	2,896	—
Total	98,226	3,206	100	—	3,206	—

Liabilities
Warrants	132,250	321	100	—	321	—
Total	132,250	321	100	—	321	—

Patria Investments Limited	F-36

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13Property and equipment

	2024
Changes in cost	Opening balance	Additions	Disposals	Transfers	Acquisitions of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,868	611	(20)	158	—	(280)	2,337
Building improvements	11,280	1,974	(355)	511	—	(1,632)	11,778
Work-in-progress	5,379	—	—	(3,347)	—	(451)	1,581
Office equipment	5,983	1,020	(3)	276	49	(1,023)	6,302
Right-of-use assets (a)	20,329	9,289	—	2,402	—	(2,777)	29,243
Total - Cost of fixed assets	44,839	12,894	(378)	—	49	(6,163)	51,241

	2024
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Transfers	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,334)	(146)	16	—	—	215	(1,249)
(-) Building improvements	(5,490)	(921)	355	—	—	951	(5,105)
(-) Office equipment	(3,985)	(776)	—	—	(27)	727	(4,061)
(-) Right-of-use assets (a)	(5,845)	(3,254)	—	—	—	895	(8,204)
Total - Accumulated depreciation	(16,654)	(5,097)	371	—	(27)	2,788	(18,619)
Property and equipment, net	28,185	7,797	(7)	—	22	(3,375)	32,622

	2023
Changes in cost	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

Furniture and fixtures	1,734	88	(3)	—	49	1,868
Building improvements	11,259	5,283	(171)	—	288	16,659
Office equipment	5,354	499	(167)	19	278	5,983
Right-of-use assets (a)	18,122	2,003	(143)	—	347	20,329
Total - Cost of fixed assets	36,469	7,873	(484)	19	962	44,839

	2023
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(1,161)	(144)	2	—	(31)	(1,334)
(-) Building improvements	(4,516)	(953)	176	—	(197)	(5,490)
(-) Office equipment	(3,332)	(631)	155	(4)	(173)	(3,985)
(-) Right-of-use assets (a)	(2,833)	(3,019)	31	—	(24)	(5,845)
Total - Accumulated depreciation	(11,842)	(4,747)	364	(4)	(425)	(16,654)
Property and equipment, net	24,627	3,126	(120)	15	537	28,185

Patria Investments Limited	F-37

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2022
Changes in cost	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	1,434	224	—	53	23	1,734
(-) Building improvements	7,460	3,661	—	238	(100)	11,259
(-) Office equipment	3,561	1,554	—	150	89	5,354
(-) Right-of-use assets (a)	12,624	9,739	(4,730)	521	(32)	18,122
Total - Cost of fixed assets	25,079	15,178	(4,730)	962	(20)	36,469

	2022
Changes in accumulated depreciation	Opening balance	Additions	Disposals	Acquisitions of subsidiaries	CTA(*)	Closing balance

(-) Furniture and fixtures	(919)	(162)	—	(53)	(27)	(1,161)
(-) Building improvements	(3,559)	(828)	—	(71)	(58)	(4,516)
(-) Office equipment	(2,724)	(430)	—	(99)	(79)	(3,332)
(-) Right-of-use assets (a)	(4,469)	(2,405)	4,442	(200)	(201)	(2,833)
Total - Accumulated depreciation	(11,671)	(3,825)	4,442	(423)	(365)	(11,842)
Property and equipment, net	13,408	11,353	(288)	539	(385)	24,627

(*) CTA – Cumulative translation adjustment
As of December 31, 2024, 2023 and 2022, there was no indication that any of these assets were impaired.
(a)    The Group is a lessee in lease agreements for which the underlying assets are the office spaces located in different jurisdictions (refer to note 21 (a)).
(b)    The following is a breakdown of the total Property and equipment assets by region:

	2024	2023

Brazil	8,726	9,481
Cayman Islands	5,331	3,877
Chile	5,888	7,702
Colombia	2,595	1,144
United Kingdom	6,654	1,754
United States of America	3,166	3,689
Other	262	538
Balance	32,622	28,185
Property and equipment assets are allocated based on where the assets are located, and include leasehold improvements, and right-of-use lease assets.

Patria Investments Limited	F-38

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14Intangible assets and goodwill

	2024
Changes in costs	Opening balance	Additions	Transfer	Business combinations	CTA(*)	Closing Balance

Placement agents (a)	46,041	10,897	—	—	(3,538)	53,400
Contractual rights (b)	88,092	—	2,139	216,733	(25,845)	281,119
Non-contractual customer relationships (c)	120,795	—	(2,139)	—	(7,874)	110,782
Software	4,564	4,679	—	—	(790)	8,453
Brands (c)	19,824	—	—	—	(1,826)	17,998
Goodwill (d)	311,174	—	—	68,446	(23,662)	355,958
Non-compete – GPMS & Nexus	—	—	—	5,569	(89)	5,480
Total - Cost of intangible assets	590,490	15,576	—	290,748	(63,624)	833,190

	2024
Changes in accumulated amortization	Opening balance	Additions	Transfer	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(31,244)	(2,782)	—	—	607	(33,419)
(-) Contractual rights (b)	(39,694)	(12,648)	4,359	—	(533)	(48,516)
(-) Non-contractual customer relationships (c)	(23,238)	(9,091)	(4,359)	—	731	(35,957)
(-) Software	(2,374)	(1,520)	—	—	482	(3,412)
(-) Brands (c)	(6,928)	(3,452)	—	—	565	(9,815)
(-) Non-compete – GPMS & Nexus	—	(1,234)	—	—	29	(1,205)
Total - Accumulated amortization	(103,478)	(30,727)	—	—	1,881	(132,324)
Intangible assets, net	487,012	(15,151)	—	290,748	(61,743)	700,866

	2023
Changes in costs	Opening balance	Additions	Disposals	Transfer	Business combinations	CTA(*)	Closing Balance

Placement agents (a)	42,148	6,598	(3,308)	—	—	603	46,041
Contractual rights (b)	44,156	10,473	—	—	30,911	2,552	88,092
Non-contractual customer relationships (c)	110,591	—	—	—	10,560	(356)	120,795
Software	3,515	992	(3)	—	—	60	4,564
Brands (c)	19,075	—	—	—	868	(119)	19,824
Goodwill (d)	276,819	—	—	—	34,332	23	311,174
Total - Cost of intangible assets	496,304	18,063	(3,311)	—	76,671	2,763	590,490

	2023
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(32,503)	(1,931)	3,308	—	—	(118)	(31,244)
(-) Contractual rights (b)	(36,577)	(3,123)	—	—	—	6	(39,694)
(-) Non-contractual customer relationships (c)	(10,653)	(12,970)	—	—	—	385	(23,238)
(-) Software	(1,539)	(793)	—	—	—	(42)	(2,374)
(-) Brands (c)	(3,511)	(3,553)	—	—	—	136	(6,928)
Total - Accumulated amortization	(84,783)	(22,370)	3,308	—	—	367	(103,478)
Intangible assets, net	411,521	(4,307)	(3)	—	76,671	3,130	487,012

Patria Investments Limited	F-39

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2022
Changes in costs	Opening balance	Additions	Disposals	Transfer	Business combinations	CTA(*)	Closing Balance

Placement agents (a)	36,804	5,263	(50)	—	—	131	42,148
Contractual rights (b)	44,156	—	—	—	—	—	44,156
Non-contractual customer relationships (c)	84,705	—	—	335	25,366	185	110,591
Software	1,848	1,273	—	—	264	130	3,515
Brands (c)	15,428	—	—	—	3,617	30	19,075
Goodwill (d)	242,891	—	—	(335)	34,025	238	276,819
Total - Cost of intangible assets	425,832	6,536	(50)	—	63,272	714	496,304

	2022
Changes in accumulated amortization	Opening balance	Additions	Disposals	Transfer	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(30,996)	(1,442)	—	—	—	(65)	(32,503)
(-) Contractual rights (b)	(34,051)	(2,526)	—	—	—	—	(36,577)
(-) Non-contractual customer relationships (c)	(785)	(9,773)	—	—	—	(95)	(10,653)
(-) Software	(839)	(410)	—	—	(264)	(26)	(1,539)
(-) Brands (c)	(253)	(3,228)	—	—	—	(30)	(3,511)
Total - Accumulated amortization	(66,924)	(17,379)	—	—	(264)	(216)	(84,783)
Intangible assets, net	358,908	(10,843)	(50)	—	63,008	498	411,521

(*)    CTA – Cumulative translation adjustment
As of December 31, 2024, 2023 and 2022, there was no impairment indication for any of these assets.
(a)Placement agents refer to amounts capitalized relating to agreements with investment placement agents relating to fundraising. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also adjusted.
    The remaining balance, as of December 31, 2024, is expected to be amortized as shown below:

	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034-2048	Total

Placement agent fees	2,682	1,901	1,901	1,886	1,882	1,882	1,867	1,644	844	3,492	19,981
    The remaining balance, as of December 31, 2023, is expected to be amortized as shown below:

	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033-2048	Total

Placement agent fees	2,571	2,454	1,860	1,858	1,796	1,139	1,139	1,139	841	—	14,797
(b)contractual rights related to the management of investment funds that are recognized from:
(i)business combinations with Aberdeen, CSHG and Nexus - refer to note 30;
(ii)the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ended December 31, 2023; and
(iii)the acquisition of control of the P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015, from Promon International Inc.

Inputs to determine fair value of Blue Macaw, Bari, Move, PAM, Aberdeen, CSHG and Nexus contractual rights
	Blue Macaw	Bari	Move	PAM	Aberdeen	CSHG	Nexus

Country	Brazil	Brazil	Brazil	Colombia	UK	Brazil	Colombia
Forecast period	Apr 2023 – Dec 2031	Sept 2023 – Dec 2031	Oct 2023 – Feb 2032	Nov 2023 – Dec 2032	Apr 2024 - Dec 2033	May 2024 - Dec 2032	Jul 2024 - Dec 2032
Consumer price index (CPI)	2%-4.52%	2.06%-3.05%	2.55%-3.65%	2.5% - 6.3%	1.53% - 2%	1.28% - 3.80%	2.57% - 3.80%
IPCA- Broad National CPI	4%-5.96%	3.5%-4.92%	3.5%-4.6%	—	1.95%	3.56%	3.48%
Selic/Brazilian federal funds rate	8.75%-12.75%	8.5%-11.75%	9.39%-11.86%	—	5.16%	10.17%	7.05%
GDP	—	—	—	1%-4.9%	—%	—	—%

Patria Investments Limited	F-40

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Amortization period
Intangible asset	P2 Group	Blue Macaw	Bari	Move	PAM	GPMS	CSHG	Nexus

Contractual rights	8-12 years	3-20 years	19 years	17 years	22 years	6- 26 years	31-33 years	17 years
(c)Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin acquired for the benefit of the Group through rendering of ordinary business activities by the acquired entities. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below includes the amortization period:

Intangible asset	Amortization period
	Moneda	VBI	Igah	Kamaroopin

Non-contractual customer relationships	9 years	29 years	3 years	5 years
Brands	5 years	8 years	—	8 years
(d)Goodwill recognized in 2024 results from the acquisitions of Tria, GPMS, CSHG, and Nexus through IFRS 3 business combinations (refer to note 30).
Tax impacts of goodwill recognized:
(i)Goodwill recognized for Moneda; Igah; Hanuman; Patria Asset Management; GPMS and Nexus are not deductible for tax purposes given the jurisdiction and/or specific tax regulations applicable to the acquiring companies for the transactions.
(ii)The current arrangement of the goodwill recognized for the acquisition of Tria and for the Real Estate business of CSHG does not allow its tax deductibility under the Brazilian tax regulations. However, we are working with tax consultants to determine the options available to the Group, taking into consideration the necessary conditions and restructurings required for the goodwill to be utilized for tax purposes.
(iii)Goodwill recognized of VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is the absorption of the invested entity’s assets due to a merger, split, and/or incorporation. Upon restructuring, the deferred tax will be recognized in line with the Brazilian tax laws and regulations.
Impairment considerations:
The Group performs an impairment test annually and when circumstances indicate the carrying value may be impaired. The recoverable amounts of acquired entities are based on value-in-use. Key assumptions to determine the value-in-use include discounted cash flow calculations based on current and past performance forecasts and considering current market indicators for the respective countries in which the entities operate.
No impairment losses on goodwill have been recognized for the years ended December 31, 2024, 2023 and 2022 based on the value-in-use as recoverable amount.
The following cash generating units (CGUs) were tested for impairment together with key assumptions used for the year ended December 31, 2024:

Key metric*	IGAH	VBI	Moneda	Kamaroopin Hanuman	Patria Asset Management

Country	Brazil	Brazil	Chile	Brazil	Colombia
Forecast period – financial year	2025 - 2029	2025 - 2029	2025 - 2029	2025 - 2029	2025 - 2029
Inflation rate range	3.33% – 5.89%	3.33% - 5.89%	3.05% - 4.50%	3.33% - 5.89%	3.54% - 5.83%
Discount rate – weighted average cost of capital	14.7%	17.0%	14.1%	17.0%	15.8%
Tax rate	34%	34%	27%	34%	35%

Patria Investments Limited	F-41

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following cash generating units (CGUs) were tested for impairment together with key assumptions used for the year ended December 31, 2023:

Key metric*	IGAH	VBI	Moneda

Country	Brazil	Brazil	Chile
Forecast period – financial year	2024 - 2028	2024 - 2028	2024 - 2028
Inflation rate	5.00%	5.00%	5.00%
Discount rate – weighted average cost of capital	17.6%	18.0%	13.4%
Tax rate	34%	34%	27% – 35%

*Key assumptions used are country specific.
As permitted by IAS 36 regarding recent acquisitions, the Group has not performed an impairment test for goodwill recognized in GPMS, Tria, CSHG and Nexus. The consideration paid to acquire these cash generating units mentioned was determined in an arm’s length transaction and provides the best evidence of the CGU’s fair value less costs of disposal and therefore a proxy for the recoverable amount. As a result, the risk of impairment for the year ended December 31, 2024, is considered insignificant. The following key assumptions were used in determining the goodwill allocated to the acquisitions of GPMS, Tria, CSHG and Nexus:

Key metric*	GPMS	TRIA	CSHG	Nexus

Currency	United Kingdom	Brazil	Brazil	Colombia
Goodwill at acquisition – USD’1000	US$ 30,544	US$ 6,604	US$ 20,745	US$ 10,553
Forecast period	2024 - 2033	2024 - 2038	2024 - 2032	2024 - 2032
Inflation rate range	1.33% – 2.00%	1.94% - 3.75%	1.28% - 3.80%	2.33% - 3.81%
Discount rate – weighted average cost of capital	11.7%	14.4%	14.9%	15.6%
Tax rate	25%	34%	34%	35%

*Key assumptions used are country specific.
Goodwill from acquisitions of subsidiaries and adjustments during the measurement period consist of the following as disclosed in note 30:

Acquisition	December 31, 2022	December 31, 2023	December 31, 2024	Total goodwill acquired

VBI	15,474	1,966	—	17,440
Igah	18,551	2,455	—	21,006
Kamaroopin	—	16,473	—	16,473
Patria Asset Management	—	13,438	—	13,438
GPMS	—	—	30,544	30,544
Tria	—	—	6,604	6,604
CSHG	—	—	20,745	20,745
Nexus	—	—	10,553	10,553
Balance	34,025	34,332	68,446	136,803

Patria Investments Limited	F-42

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following reflects the composition of goodwill as of December 31, 2024, and 2023 (including the effects of CTA) included in intangible assets allocated per acquisition:

	2024	2023

Moneda	231,142	239,879
VBI	14,967	19,143
Igah	21,006	21,106
Kamaroopin	13,469	16,742
Patria Asset Management	12,511	14,304
GPMS	30,691	—
Tria	5,382	—
CSHG	17,257	—
Nexus	9,533	—
Balance	355,958	311,174
(e)The following is the breakdown of intangible assets by region:

	2024	2023

Brazil*	190,695	66,476
Cayman Islands	213,489	242,385
Chile **	101,369	120,842
Colombia***	60,062	47,224
United States of America	9,375	10,082
United Kingdom****	125,876	—
Other	—	3
Balance	700,866	487,012

    Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, we consider that the location of the intangibles is best reflected by the location of the manager of those assets.
*Goodwill and fair value adjustments to assets and liabilities allocated to Brazil includes the impact from business combination with VBI; Kamaroopin; Tria and CSHG.
**    Goodwill and fair value adjustments to assets and liabilities allocated to Chile includes the impact from Moneda for acquisition of MAM I.
***    Goodwill and fair value adjustments to assets and liabilities allocated to Colombia includes the impact from acquisition of Patria Asset Management (“PAM”) and Nexus.
****    Goodwill and fair value adjustments to assets and liabilities allocated to the United Kingdom includes the impact from the carve-out acquisition of GPMS.
15Personnel and related taxes payable

	December 31, 2024	December 31, 2023

Personnel and related taxes	5,616	2,393
Accrued vacation and related charges	3,452	2,810
Employee profit sharing (a)	28,201	23,569
Personnel and related taxes payable - current liabilities (c)	37,269	28,772
Strategic bonus (b)	787	2,946
Personnel - non-current liabilities (c)	787	2,946

(a)The Group recognizes a provision for payment of profit sharing to employees, according to conditions approved by management, which is recorded as personnel expenses in the consolidated statement of profit or loss. The balance on December 31, 2024, of US$ 28,201 was fully settled by February 28, 2025.
(b)The Group provides a long-term bonus (the “Strategic bonus”) for a group of its employees in exchange for long terms of service. Moneda is responsible for the operation and settlement of the Strategic bonus with the objective of retaining key or strategic employees and provide alignment between employees and clients. An amount of US$1.6 million was paid on February 28, 2024, with full settlement of the program expected in 2026. An additional accrual of US$0.8 million was recognized in the period, and a reversal of US$1.3 million was recorded against rewards and bonuses expenses.
(c)Deferred consideration payable to key employees of acquired business is disclosed as consideration payable on acquisition – refer to note 21(b) and not included under note 15 above.

Patria Investments Limited	F-43

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

16Loans
The Group has entered into several credit agreements with leading financial institutions. All the following agreements were made with Patria Finance Ltd. (PFL) as the counterparty and the Company as guarantor.
On December 1, 2023, PFL entered into an unsecured credit facility with Banco Santander S.A. for US$100 million. The credit facility charges interest at SOFR plus 2.6%s on an annual basis and has a maturity date of December 1, 2028. During the year ended on December 31, 2023, the Group drew down and settled US$25 million with 100% of the facility available for 2024. During the period January 1, 2024, to December 31, 2024, the Group drew down US$75 million of the US$100 million facility, which remains payable on December 31, 2024. The remaining available facility of US$25 million was replaced by a revolving credit facility agreement entered into on 08 March 2024 (refer note below).
On October 11, 2023, PFL entered into two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP11 million (a total of GBP22 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of April 10, 2026. The Group has not drawn down on either SBLC as of December 31, 2024.
On January 31, 2024, PFL entered into two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$38 million (a total of US$76 million). Both term loans charge interest at SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to December 31, 2024, the Group drew down US$76 million, which remains payable on December 31, 2024.
On March 8, 2024, PFL entered into a revolving credit facility with Banco Santander, S.A. for US$25 million. The credit facility charges interest at SOFR plus 2.6% on an annual basis and has a maturity date of March 8, 2025. During the period January 1, 2024, to December 31, 2024, the Group drew down a total of US$25 million that remains payable on December 31, 2024.
On August 21, 2023, Moneda Asset Management (MAM) entered into a working capital facility with Banco de Chile for US$5 million. The credit facility charges interest at Tasa Bancária Nominal + 3.60%, per month and matured on July 21, 2024. The facility was renewed on October 28, 2024, expiring on December 28, 2025, with no drawdowns on the available amount to date.
On December 6, 2024, the Group entered into a revolving credit facility with Mizuho Bank for the value of US$50 million. The facility carries interest at SOFR + 2.25% with December 03, 2025, as maturity date. The Group drew down a total of US$50 million that remains payable on December 31, 2024.
The Group drew US$261 million on the credit agreements of which US$35 million was repaid as described above up to the period ended December 31, 2024, and incurred debt issuance costs to the value of US$3.6 million that are amortised over the term of the credit agreements.

Patria Investments Limited	F-44

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following table presents the changes in the loans for the period ending December 31, 2024:

Balance as of December 31, 2023	—

Credit facilities incurred	261,000
Credit facilities acquired through business combination with Nexus	95
Credit facilities repaid	(35,000)
Debit issuance costs incurred	(3,636)
Debit issuance costs amortization	2,004
Interest expense raised	10,020
Interest repaid	(6,502)
Currency translation adjustment	(10)
Balance as of December 31, 2024	227,971

Current	78,518
Non-current	149,453
The abovementioned loans payable are initially measured at fair value minus transaction costs and subsequently measured at amortized cost in accordance with IFRS 9 – Financial Instruments.
Covenants
According to the terms of the credit agreements, the Group is committed to being compliant with the following financial covenants, on an annual basis:
(i)To maintain a Total Debt to Fee Related Earnings (“FRE”) not exceeding 2.5:1.0; and
(ii)To maintain a minimum Assets Under Management (“AUM”) of $20,000 million.
Total debt is comprised of all loan facilities from banks. FRE represents the value described in the Group’s 20F filing for December 31, 2024.
As of December 31, 2024, the entity was compliant with the stipulated financial covenants as stated above. Non-financial covenants in place that are monitored by the Group on a regular basis with no non-compliance to date. The main non-financial covenants include:
•Compliance with environmental laws;
•Providing notice of litigation and other matters;
•Preservation of corporate existence and related matters;
•Maintenance of property, plant and equipment;
•Compliance with laws and governmental approvals;
•Use the proceeds for general investments, working capital, and general corporate purposes of the Borrower and its Subsidiaries, and ensure no part of the proceeds is used for purchasing or carrying margin stock or for any purpose which violates the provisions;
•Comply with all applicable Anti-Money Laundering Laws and Anti-Corruption Laws, and maintain policies and procedures designed to ensure compliance with these laws;
•Filing of 20F on time with the SEC including extensions permitted by the SEC;
•Maintain a system of accounting, and keep books, records and accounts as may be required or as may be necessary to permit the preparation of financial statements; and
•Retaining key management.

Patria Investments Limited	F-45

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

17Taxes payable

	December 31, 2024	December 31, 2023

Taxes on revenues	2,347	1,738
Income taxes (a)	3,642	1,872
Other taxes payable	451	292
Taxes payable	6,440	3,902

(a)The increase in income taxes payable is mainly attributable to GPMS and Nexus forming part of the Group from April 2024 and July 2024, respectively.
18Other liabilities

	December 31, 2024	December 31, 2023

Suppliers (a)	41,788	4,808
Lease liabilities (b)	3,721	3,014
Dividends payable (c)	1,302	2,040
Other current liabilities	9	203
Other current liabilities	46,820	10,065

Lease liabilities (b)	18,717	12,822
Other non-current liabilities	71	202
Other non-current liabilities	18,788	13,024

(a)The supplier balance as of December 31, 2024, includes US$18.7 million for Tria that relates to maturing energy trading contracts to be settled. Additionally, business combinations with GPMS and Nexus resulted in US$5.6 million year-on-year increase in supplier balances. Furthermore, the supplier balance includes US$6.5 million capital calls payable for certain long-term investments.
(b)The Group is the lessee in lease agreements for which the underlying assets are the office spaces located in Grand Cayman, Bogotá, London, New York, Montevideo, Santiago, São Paulo and Medellín as disclosed in note 21(a).
(c)US$1.2 million dividends payable were declared to the previous non-controlling shareholders of VBI but not yet paid. The amount is expected to be settled during the financial year 2025.
19Deferred taxes

Temporary differences	December 31, 2021	(Charged)/credited		December 31, 2022	(Charged)/credited		December 31, 2023	(Charged)/credited		December 31, 2024
		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA

Derivative options (a)	—	6	—	6	10,326	311	10,643	(9,304)	(1,339)	—
Employee profit sharing provision and other personnel accruals (b)	3,998	603	168	4,769	(1,675)	155	3,249	4,242	(735)	6,756
Intangible assets from business combinations	—	770	6	776	952	90	1,818	379	(420)	1,777
Deferred consideration from business combinations	—	—	—	—	—	—	—	720	(70)	650
Price adjustments from business combinations	—	—	—	—	—	—	—	166	(166)	—
Earnout from business combinations	—	191	—	191	420	28	639	4,801	(622)	4,818
Tax losses (c)	—	78	(3)	75	(54)	5	26	2,225	(305)	1,946
Tax on Accrual for expenses	108	(92)	25	41	(28)	2	15	579	(13)	581

Patria Investments Limited	F-46

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Temporary differences	December 31, 2021	(Charged)/credited		December 31, 2022	(Charged)/credited		December 31, 2023	(Charged)/credited		December 31, 2024
		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA		to profit or loss	directly to equity / CTA

Tax depreciation of fixed assets	(275)	(248)	(35)	(558)	249	1	(308)	(9)	45	(272)
Deferred tax on performance fees - IFRS 15	(123)	(3,164)	(294)	(3,581)	3,138	(182)	(625)	510	63	(52)
Gain from bargain purchase	(158)	15	1	(142)	36	(1)	(107)	31	12	(64)
Mark-to-market adjustment (d)	(5)	(13)	—	(18)	(36)	1	(53)	(2,316)	118	(2,251)
Impact of IFRS 16	(93)	274	(5)	176	(4)	2	174	35	(43)	166
Other	(6)	15	5	14	(8)	(5)	1	(7)	1	(5)
Net deferred tax balance	3,446	(1,565)	(132)	1,749	13,316	407	15,472	2,052	(3,474)	14,050
Deferred tax assets	3,446			1,749			15,472			15,824
Deferred tax liabilities	—			—			—			(1,774)

(a)The temporary difference on derivative options arose from unrealized losses on the VBI put option. The Group exercised its option to acquire the remaining 50% of shares from VBI’s non-controlling interest on August 01, 2024, that resulted in the derecognition of the put option and related deferred tax asset.
(b)Deferred tax on temporary differences in the provision for employee profit-sharing.
(c)The deferred tax asset recognized on assessed losses relate to PILTDA and Tria. Based on recent financial forecasts, sufficient future taxable income will be available to utilize these assessed losses.
(d)MtM adjustments include a US$2,020 deferred tax liability arising from unrealized gains and losses recognized on energy trading contracts. Once realized, gains and losses are considered for income tax purposes.
Realization of deferred tax assets raised on temporary differences and assessed losses
On December 31, 2024, the Group recognized deferred tax assets (DTA) to the value of US$15,824 that include deferred tax on temporary differences and tax losses carried forward.
In accordance with IAS 12 – Income Taxes, the Group performed an assessment regarding the realization of DTA raised and concluded that the full amount of the DTA recorded on December 31, 2024, will be realized within the next ten years. The Group continues to monitor the realization of DTA.
20Provisions and contingent liabilities
For the periods covered by these consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded pursuant to IAS 37 (Provisions, Contingent Liabilities, and Contingent Assets) relating to any of the below matters.
Tax Matters
(a)On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of the Group’s subsidiaries (Patria Investimentos Ltda), to demand the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. An aggravated penalty of 150% was applied in connection with supposed fraud and sham allegation and certain executive directors were also deemed jointly liable in connection with such allegations. The administrative court has not yet issued a final decision regarding this administrative proceeding. As of December 31, 2024, the estimated value involved in this proceeding was US$5.5 million (R$34.1 million). Based on the advice from the Group’s external counsel, the risk of loss in this proceeding is possible, and no provision had to be recorded.

Patria Investments Limited	F-47

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)On December 16, 2019, the Brazilian Federal Revenue Service issued a tax claim against one of the Group’s subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonuses in 2015 and 2016. The Group filed a defense and a decision by the administrative court is currently pending. As of December 31, 2024, the estimated amount involved in this proceeding was US$2.1 million (R$13 million). Based on the advice from the Group’s external counsel, we believe that the risk of loss in this proceeding is possible, and no provision had to be recorded.
(c)In 2017, 2018 and 2022, the Municipality of São Paulo filed administrative proceedings against one of the Group's subsidiaries (Patria Investimentos Ltda.), questioning the exemption of municipal tax over services (“ISS”). The Municipality of São Paulo obtained favorable administrative decisions and, considering the outcome of the administrative proceedings, the Group's subsidiaries filed legal proceedings to reverse the administrative decisions. As of December 31, 2023, the Group’s external legal counsel assessed the risk of loss relating to these lawsuits as possible and evaluated the potential loss in an aggregated amount of US$10 million (R$62 million). On June 28, 2024, the subsidiary agreed to the Tax Settlement Program ("PPI") and settled the amount of US$4.2 million. All the related tax enforcement proceedings are currently in the process of being closed.
(d)On April 02, 2025, Platam Investments Brazil Ltda. ("PLATAM") received a Notice of Infraction questioning non-payment of ISS. The aggregated amount involved in this proceeding is approximately US$1.0 million (R$6.1 million). The infraction period covers fiscal years 2022 and 2023. Based on the advice from the Group's external counsel, the risk of loss in this proceeding is possible, and no provision had to be recorded.
Other tax related matters:
In 2024, the Brazilian Federal Revenue Service issued an infraction notice against the administrator of an investment fund managed by the Group’s subsidiary Pátria Investimentos Ltda. According to the Brazilian Federal Revenue Service, the investment structure did not meet the requirements set forth in Law No. 11.312 of June 27, 2006. Since Pátria Investimentos Ltda. was the manager of the fund administered by a third-party company, the Brazilian Federal Revenue Service indicated that Pátria Investimentos Ltda. would be jointly liable, under the terms of Article 124, I, of the National Tax Code. To date, no final decision has been made in the administrative proceeding. The Group notes that the infraction notice does not claim any amounts directly from Pátria Investimentos Ltda., but rather from the administrator of the fund managed by Pátria Investimentos Ltda., which is legally responsible for the withholding income tax liabilities eventually arising from the remittance of income to non-resident investors. The proceeding is under seal. Based on the advice from the Group’s external counsel, the risk of loss in this proceeding is remote, and no provision had to be recorded.
Civil Matters
As of December 31, 2024, the Group is party to four legal proceedings of a civil nature: (i) two collection lawsuits filed by third parties seeking our joint liability for the acts of certain of the Group’s service providers and portfolio companies; (ii) one commercial dispute involving a group of investors seeking indemnification for alleged damages; and (iii) one commercial dispute filed by third parties seeking our joint liability in connection with the termination of a share purchase and sale agreement and other covenants entered into by a portfolio company of one of the funds managed by the Group.
The aggregate estimated amount in connection with these proceedings is approximately US$73.1 million (R$452.5 million), for which no provisions have been made. We believe these proceedings are unlikely to have a material adverse impact on our operational results or financial condition.
Labor Matters
As of December 31, 2024, the Group is party to five labor-related proceedings in an aggregate amount of US$0.2 million (R$1 million). The cases primarily involve labor claims of employees of third party companies seeking the Group’s joint and several liability for the acts of the Group’s service providers and portfolio companies.
The principal claims involved in these labor suits relate to overtime, salary equalization termination fees, and indemnities based on Brazilian labor laws. The proceedings are unlikely to have a material adverse impact on the Group’s operational results or financial condition.

Patria Investments Limited	F-48

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

21Commitments
The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities and internally generated funds.
a.Lease commitments
The lease commitments in which the Group is a lessee refer to the leasing of its office spaces located in Grand Cayman, Bogotá, London, Montevideo, New York, Santiago, São Paulo and Medellín.
The consolidated statement of financial position and the consolidated statement of profit or loss disclose the following amounts relating to leases:
Amounts recognized in the consolidated statement of financial position

	December 31, 2024	December 31, 2023

Right-of-use assets	29,243	20,329
(-) Depreciation of right-of-use assets	(8,204)	(5,845)
Right-of-use assets	21,039	14,484
Lease liabilities (other current liabilities)	3,721	3,014
Lease liabilities (other non-current liabilities)	18,717	12,822
Lease liabilities	22,438	15,836
Amounts recognized in the consolidated statement of profit or loss

	2024	2023	2022

Depreciation of right-of-use assets	(3,254)	(3,019)	(2,405)
Interest on lease liabilities	(1,382)	(1,243)	(1,807)
Amounts recognized in the consolidated statement of cash flows
Principal paid	(3,229)	(2,156)	(1,652)
Interest on lease liabilities	(1,382)	(1,243)	(1,807)
The notable lease movements that took place during the financial year ended December 31, 2024, are as follows:
(i)On February 22, 2024, Patria Asset Management, as lessee, entered into a lease agreement with Fondo Inmobiliario Colombia for its investment offices in Medellín, Colombia. The lease is for a five years period with an option to renew.
(ii)On November 13, 2024, Patria Investments UK, as lessee, extended its current lease agreement with Grosvenor Stow Limited in London, United Kingdom for another five years starting on September 24, 2026. The initial lease agreement will end on September 24, 2026.
(iii)On November 13, 2024, Patria Investments UK, as lessee, entered into a new lease agreement with Grosvenor Stow Limited for additional office space in London, United Kingdom. The lease is for a seven years period.
(iv)On November 29, 2024, PLATAM as lessee, entered into a new lease agreement with Gestao E Transformacao Infraestrutura S.A for additional corporate office space in Sao Paulo, Brazil. The lease is for a five years period ending on July 29, 2029.
Refer to note 31 liquidity risk disclosures for maturity analysis on lease contracts.
Refer to note 32 for disclosures on leases with related parties.

Patria Investments Limited	F-49

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Consideration payable on acquisition
The following table reflects consideration payable from acquisition transactions.

	December 31, 2024	December 31, 2023

Deferred consideration payable - Moneda (i)	28,747	48,710
Deferred consideration payable - GPMS (ii)	6,120	—
Deferred consideration payable - CSHG (iii)	116	—
Consideration payable post acquisition – VBI (iv)	1,455	—
Consideration payable post acquisition – VBI (v)	32,327	2,553
Consideration payable on acquisition – Bancolombia	5,279	1,348
Consideration payable on acquisition – Igah IV (vi)	460	—
Consideration payable on acquisition – GPMS (vii)	20,268	—
Consideration payable on acquisition – Kamaroopin (x)	—	1,020
Consideration payable on acquisition – Bari (x)	—	3,570
Consideration payable on acquisition – Move (x)	—	1,886
Contingent consideration payable on acquisition – Kamaroopin	7,214	—

Current liabilities – consideration payable on acquisition	101,986	59,087

Deferred consideration payable on acquisition – CSHG (iii)	1,797	—
Deferred consideration payable - GPMS (ii)	6,120	—
Consideration payable post acquisition – VBI (iv)	1,394	—
Consideration payable on acquisition – Bancolombia	19,982	24,652
Consideration payable post acquisition – VBI (v)	31,934	—
Consideration payable on acquisition – GPMS (vii)	24,299	—
Consideration payable on acquisition – Igah IV (vi)	2,071	—
Other consideration payable – Nexus (ix)	2,227	—
Contingent consideration payable on acquisition – GPMS (vii)	25,329	—
Contingent consideration payable on acquisition – Nexus (viii)	6,085	—
Contingent consideration payable on acquisition – Kamaroopin	—	7,148
Contingent consideration payable on acquisition – VBI (x)	—	11,053

Non-current liabilities – consideration payable on acquisition	121,238	42,853

i.The Moneda business combination transaction included US$ 58.7 million on the acquisition date, payable to Moneda’s former partners who are currently employees of the Group. The amount to be paid in exchange for their services was subject to a time vesting period up until December 1, 2023, and December 1, 2024, and to be settled with two equal cash installments. On December 4, 2023, and January 29, 2025, amendments to the transaction purchase agreement for Moneda were concluded to settle the two instalments with Class A common shares of the Company. The equity settlement was part of the Group’s strategic liquidity purposes. On January 10, 2024, US$28.7 million was settled with the issuance of 1,879,977 of the Company’s Class A common shares with the second installment settled on January 31, 2025, with the issuance of 2,423,546 Class A common shares of the Company.
ii.The deferred consideration payable for GPMS relates to commission agreements in place with key management and employees of Aberdeen Inc. who were transferred to GPMS during the carve-out acquisition. 50% of the consideration will be settled during 2025 with the remaining 50% during February 2026.
iii.The current deferred consideration payable represents retention bonuses payable to CSHG employees and was settled by issuing 303,388 Class A common shares of the Company on August 26, 2024. The remainder of the deferred consideration vested during April 2025 and the liability will be settled during May 2025.
    The non-current portion of the deferred consideration payable is also a retention bonus for employees of CSHG and will be settled in the Company’s Class A common shares subject to a vesting period over the next two to five years.
    The Group also settled the cash consideration payable that was subject to the transfer of all CSHG funds to the Group. All funds were transferred on July 22, 2024, and the cash consideration to the value of US$63.5 million was paid on December 9, 2024.
iv.The acquisition of CSHG triggered a R$50 million price adjustment to the consideration paid for the acquisition of VBI. R$25 million (US$4.9 million) was paid on April 01, 2024, issuing 337,992 Class A common shares of the Company (refer to note 29 (b)). The remainder amount of R$28.4 million or US$5.2 million (R$25 million Brazilian interbank deposit rate ("CDI") adjusted) became due and payable on the finalization of CSHG funds transfer of which R$8.3 million (US$1.5 million) was settled in cash on August 01, 2024. R$20.1 (US$3.2 million) remains outstanding and will be settled in cash on August 01, 2025 (R$9.5 million or US$1.5 million) and August 01, 2026 (R$10.6 million or US$1.7 million).
    Other price adjusted payments for VBI include US$1.2 million in cash paid on March 22, 2024, to the previous owners of VBI as a post-closing price adjustment for the 2022 acquisition.
v.On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI from non-controlling interest. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022 (refer note 21(d)). The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI.

Patria Investments Limited	F-50

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

    The consideration of R$404.5 million (US$65.3 million as of December 31, 2024) for the 50% common shares of VBI will be settled through cash (R$229.2 million) and the issue of Class A common shares of the Company (R$175.3 million).
    The cash consideration will be settled as follows:
•R$22.2 million (approximately US$3.9 million) on closing date – amount was paid on August 01, 2024;
•R$98.4 million (US$15.9 million) twelve months after closing date; and
•R$108.6 million (US$17.5 million) twenty-four months after the closing date.
    The equity consideration of R$175.3 million (US$28.3 million) will be settled in two equal tranches during January 2025 and January 2026. The first installment was settled on January 17, 2025 – refer to note 33.
    The preferred stock to the value of R$38.7 million (US$6.3 million) will be settled in cash over the next two years. The first payment of R$3.8 million (US$0.7 million) was made on August 01, 2024.
vi.On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% stake in Igah IV for R$24.3 million (US$3.9 million) that will be paid in cash between the years 2024 and 2028 (CDI adjusted). The Group settled R$4.1 million (US$0.6 million) during December 2024 and R$2.9 million (US$0.5 million) on January 31, 2025.
    The remaining purchase price (CDI adjusted) will be settled in cash as follows:
•R$6.7 million (US$1.1 million) on February 28, 2026
•R$6.7 million (US$1.1 million) on February 28, 2027
•R$3.9 million (US$0.6 million) on February 28, 2028
vii.The consideration and contingent consideration payable emerged from the carve-out acquisition in Aberdeen Inc. (refer to note 30).
•The non-current consideration payable will be settled in cash twenty-four months after the closing date (April 26, 2024).
•The current consideration payable relates to the net working capital position on the acquisition date and, as agreed in the share purchase agreement with Aberdeen Inc, was settled on February 06, 2025, in cash – refer note 33.
•The settlement of the contingent consideration will take place between thirty-four and thirty-six months after the closing date and depends on GPMS achieving the revenue targets set.
viii.The business combination with Nexus includes a contingent consideration recognized at a fair value of US$6.1 million. The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees.
ix.Certain long-term investments remained in Nexus during the business combination with the Group. The Group did not acquire these long-term investments and will return the funds to the previous owners of Nexus as the investments mature (refer to note 12(b)).
x.In addition to the above, the following cash settlements took place during the year ended December 31, 2024:
•Consideration payable US$1.0 million for the acquisition of the first tranche of Kamaroopin (when acquired as an associate of the Company in 2022) was settled on January 10, 2024.
•VBI contingent consideration to the value of R$56.8 million (US$10.1 million) was settled on August 07, 2024.
•The settlement of Bari consideration payable took place monthly with the last payment made on December 27, 2024. The settlement of Move consideration payable took place on November 04, 2024. The aggregate cash settlement value during the 2024 financial period for Bari and Move amounted to US$3.6 million.

Patria Investments Limited	F-51

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The reconciliation for acquisition payables is summarized in the table below for the years ended December 31, 2024, 2023, 2022.

	GPMS	CSHG	Moneda	Other	Total

Balance on December 31, 2021	—	—	44,249	—	44,249
Recognized on business combination (refer to note 30)	—	—	—	23,985	23,985
Acquisition payable adjustments (refer to note 26)	—	—	(12,884)	1,291	(11,593)
Deferred consideration	—	—	24,444	—	24,444
Payables settled in cash	—	—	(16,437)	—	(16,437)
Payables settled in Class A common shares	—	—	—	—	—
Cumulative translation adjustment	—	—	—	1,953	1,953
Balance on December 31, 2022	—	—	39,372	27,229	66,601
Recognized on business combination (refer note to 30)	—	—	—	36,595	36,595
Acquisition payable adjustments (refer to note 26)	—	—	(12,891)	4,257	(8,634)
Deferred consideration	—	—	22,229	732	22,961
Deferred consideration settled in cash	—	—	—	(732)	(732)
Payables settled in cash	—	—	—	(14,684)	(14,684)
Payables settled in Class A common shares	—	—	—	(5,385)	(5,385)
Cumulative translation adjustment	—	—	—	5,218	5,218
Balance on December 31, 2023	—	—	48,710	53,230	101,940
Recognized on business combination (refer to note 30)	61,638	70,338	—	6,358	138,334
Deferred consideration payable on acquisition	12,181	4,368	—	—	16,549
Other payables raised on or post-acquisition	6,870	—	—	77,681	84,551
Transfers	—	—	—	(3,979)	(3,979)
Acquisition payable adjustments (refer to note 26)	1,220	3,659	—	20,401	25,280
Deferred consideration	—	2,188	9,057	—	11,245
Payables settled in cash	—	(63,459)	—	(22,708)	(86,167)
Payables settled in Class A common shares	—	—	—	(4,870)	(4,870)
Deferred consideration settled in Class A common shares	—	(3,685)	(29,020)	—	(32,705)
Cumulative translation adjustment	227	(11,496)	—	(15,685)	(26,954)
Balance on December 31, 2024	82,136	1,913	28,747	110,428	223,224
c.SPAC commitment subject to possible redemption
The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash upon the completion of PLAO’s initial business combination. With the 15-month extension approved on June 12, 2024, the holders of shares redeemed 12,339,057 shares (refer note 5 (f) and note 12(a)).
The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of December 31, 2024, was US$ 54,053 (December 31, 2023: US$ 187,356). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted for as derivatives and measured at fair value with the change in fair value recorded in the consolidated statement of profit or loss (refer to note 12(c) and note 27).

Patria Investments Limited	F-52

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Offering costs consist of legal, accounting, underwriting and other costs incurred through the balance sheet date that are directly related to the SPAC’s IPO. Upon the completion of the IPO, the offering costs were allocated using the relative fair values of the SPAC’s Class A Ordinary Shares and its Warrants. The costs allocated to Warrants were recognized in other expenses and those related to the SPAC’s Class A Ordinary Shares were charged against the carrying value of SPAC’s Class A Ordinary Shares to subsequently accrete the SPAC’s Class A Ordinary Shares to redemption value. Transaction costs include US$ 4.6 million in upfront underwriting commissions deducted from the SPAC’s IPO proceeds and US$16.8 million in other offering costs which were expensed ($6.2 million and $10.3 million for the years ending December 31, 2023, and 2022, respectively, with no expense in 2024).
The SPAC is subject to laws and regulations enacted by national, regional and local governments. It is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time-consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on the business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on the business, including the ability to negotiate and complete an initial business combination, and results of operations.
Movements during the period on the Group’s commitment subject to possible redemption are detailed below. Movements of the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and have no impact on the Group’s consolidated statement of cash flows during the period which will be settled upon any redemptions:

Commitment subject to possible redemption

Balance at December 31, 2021	—
Amortization of SPAC IPO initial cost	10,325
Interest earned on trust account	3,362
Commitment subject to possible redemption raised	220,458
Balance at December 31, 2022	234,145
Amortization of SPAC IPO initial cost	6,166
Interest earned on trust account	10,109
Redemptions	(65,164)
Deposits	2,100

Balance at December 31, 2023	187,356
Interest earned on trust account	6,021
Deposits	1,977
Redemptions	(141,301)
Balance at December 31, 2024	54,053
d.Gross obligation under put option
i.VBI – Option arrangements
The business combination concluded on July 1, 2022, included VBI Option arrangements with the non-controlling shareholders of VBI. The Group exercised its call option on August 01, 2024, that resulted in the derecognition of the gross obligation under put option.
ii.Igah GP IV – Option arrangements
The business combination with Igah GP IV concluded on November 30, 2022 and included Igah Option arrangements with the selling shareholders of Igah GP IV.

Patria Investments Limited	F-53

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The Group increased its stake in Igah GP IV on December 23, 2024, that resulted in partial derecognition of the gross obligation. The option to exercise the remaining portion of the call option was extended to take place between November 2025 and November 2027.
iii.Tria – Option arrangements
The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The Tria put options can be individually exercised by each non-controlling shareholder, being (i) December 31, 2029; (ii) December 31, 2030; or (iii) December 31, 2031, the “Base Date” and each April 1st up to 30th of the years between 2029, 2030 or 2031 the “Option Window”. If the Tria put options are not exercised during the option window, the Group may exercise the Tria call options in the month of May immediately after the end of each Tria put option window.
The fair value of the put options was determined using a Monte Carlo simulation that is based on guidelines from “The Appraisal Foundation”. The methodology assumes that the value of the share follows the stochastic process defined as Brownian geometric motion. The assumptions for the simulation are the volatility of the variable in question, the risk-free discount rate and the time remaining until maturity.
Movements during the period on the Group’s gross obligation under the VBI, Igah and Tria put options are detailed below.

	Note	VBI	Igah IV	Tria	Total

Balance on December 31, 2023		81,588	11,338	—	92,926
Cumulative translation adjustment		(10,782)	(1,694)	(3,193)	(15,669)
Gross obligation recognized / (derecognized)		(69,834)	—	17,117	(52,717)
Transferred to acquisitions payable	21(b)	—	(3,189)	—	(3,189)
Gross obligation adjustments	26(b)	(972)	(3,952)	1,831	(3,093)
Balance on December 31, 2024		—	2,503	15,755	18,258

Balance on December 31, 2022		65,544	7,884	—	73,428
Cumulative translation adjustment		5,377	—	—	5,377
Purchase price allocation adjustments		—	2,455	—	2,455
Gross obligation adjustments	26(b)	10,667	999	—	11,666
Balance on December 31, 2023		81,588	11,338	—	92,926

Balance at December 31, 2021		—	—	—	—
Gross obligations recognized		60,866	7,884	—	68,750
Cumulative translation adjustment		1,125	—	—	1,125
Gross obligation adjustments	26(b)	3,553	—	—	3,553
Balance at December 31, 2022		65,544	7,884	—	73,428

Patria Investments Limited	F-54

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

22Net revenue from services

	2024	2023	2022

Revenue from management fees	303,242	252,885	223,485
Revenue from incentive fees	13,788	4,051	6,070
Revenue from performance fees (a)	62,690	74,712	30,350
Fund fees	379,720	331,648	259,905
Revenue from advisory and other ancillary fees	10,926	2,742	4,156
Total gross revenue from services	390,646	334,390	264,061
Rebate fees (b)	(9,321)	—	—
Taxes on revenue	(7,121)	(6,773)	(5,184)
Net revenue from services	374,204	327,617	258,877
The following is the breakdown of revenue by region (b):
Brazil	63,574	50,177	40,165
British Virgin Islands	—	23	3,122
Cayman Islands	202,710	215,296	160,226
Chile	51,058	53,032	52,074
Colombia	14,674	1,993	—
Uruguay	2,896	2,215	—
United Kingdom	35,974	713	—
United States of America	3,318	4,168	3,290
Net revenue from services	374,204	327,617	258,877

(a)Performance fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. For the year ended December 31, 2024, an amount of US$ 59.7 million was recognized as performance fees from Patria Infrastructure Fund III. US$2.9 million performance fees were raised in terms of IFRS 15- Revenue from contracts with customers. For December 31, 2023, the Group recognized US$ 57.8 million from Patria Infrastructure Fund III and US$ 15.5 million from PE V relating to the Lavoro transaction.
(b)In prior financial periods, rebate fees were presented as general and administrative expenses. The rebate fees for December 31, 2023, and December 31, 2022, were US$ 6.5 million and US$ 3.9 million respectively.
(c)Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual clients represents more than 10% of the total revenues for the periods presented.
23Personnel expenses and carried interest allocation

	2024	2023	2022

Salaries and wages	(47,872)	(37,945)	(33,991)
Rewards and bonuses (a)	(35,466)	(24,256)	(20,940)
Social security contributions and payroll taxes	(7,711)	(5,236)	(4,746)
Officers’ Fund	—	(324)	(1,657)
Strategic Bonus	(830)	(1,141)	(1,107)
Restructuring costs – personnel (b)	(3,820)	(2,247)	(530)
Share based incentive plan (refer to note 29(d))	(7,454)	(1,465)	(731)
Other short-term benefits	(8,528)	(6,164)	(6,077)
Personnel expenses	(111,681)	(78,778)	(69,779)

Carried interest allocation (c)	(20,908)	(25,257)	(10,171)

(a)The year-on-year increase in rewards and bonuses is mainly driven by improved operational results as well as newly acquired businesses.
(b)Restructuring costs of personnel refers to costs associated with the implementation of streamlining initiatives and cost reduction plan in the operating activities of the Group, mainly driven by consolidation/integration of newly acquired subsidiaries.
(c)Carried interest allocation refers to the Group’s employees’ right to up to 35% of the performance fees recognized from certain investments funds. As of December 31, 2024, US$ 37.3 million (US$ 31.9 million as current and US$ 5.4 million as non-current) (December 2023: US$ 32.0 million with US$ 9.4 million as current and US$ 22.6 million as non-current) remains payable primarily related to performance fees recognized from investment funds.

Patria Investments Limited	F-55

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

24Amortization of intangible assets

	2024	2023	2022

Amortization of non-contractual customer relationships (note 14)	(9,091)	(12,970)	(9,773)
Amortization of contractual rights (note 14)	(12,648)	(3,123)	(2,526)
Amortization of placement agents’ fees (note 14)	(2,782)	(1,931)	(1,442)
Amortization of brands (note 14)	(3,452)	(3,553)	(3,228)
Amortization of software (note 14)	(1,520)	(793)	(410)
Amortization of non-compete agreements (note 14)	(1,234)	—	—
Amortization of intangible assets	(30,727)	(22,370)	(17,379)
25General and Administrative expenses

	2024	2023	2022

Professional services (a)	(16,839)	(10,823)	(8,330)
IT and telecom services	(7,157)	(6,325)	(6,061)
Rebate fees (b)	—	(6,473)	(3,852)
Depreciation of right-of-use assets	(3,254)	(3,019)	(2,405)
Travel expenses (a)	(5,950)	(2,671)	(2,190)
Marketing and events	(4,469)	(2,877)	(1,708)
Occupancy expenses	(1,697)	(1,079)	(1,434)
Depreciation of property and equipment	(1,843)	(1,728)	(1,420)
Professional services - SPAC	(1,064)	(1,089)	(807)
Insurance	(764)	(669)	(734)
Taxes and contributions	(1,099)	(775)	(685)
Materials and supplies	(490)	(346)	(314)
Other administrative expenses	(2,055)	(1,285)	(1,210)
General and Administrative expenses	(46,681)	(39,159)	(31,150)

(a)The increase in professional fees and travel expenses for 2024 is attributable to the acquisition of new subsidiaries through business combinations and the related services and travelling required to close on the acquisition transactions.
(b)Rebate fees have been presented as part of net revenue from services for 2024 and future financial periods.
26Other income/(expenses)

	2024	2023	2022

Share issuance expenses – SPAC (notes 5(f) and 21(c))	—	(6,167)	(10,325)
Gain on associate derecognition	—	4,199	—
Energy trading contracts – net realized gains	138	—	—
Energy trading contracts – MtM adjustments	6,429	—	—
Transaction costs (a)	(8,178)	(9,618)	(4,536)
Transaction costs – SPAC	—	—	(315)
Consideration payable adjustments (b)	(25,280)	8,634	11,593
Gross obligation adjustments (b)	3,093	(11,666)	(3,533)
Integration costs (c)	(14,809)	(2,104)	(1,293)
Other (d)	(7,214)	(1,944)	(856)
Other income/(expenses)	(45,821)	(18,666)	(9,265)

(a)Transaction costs relate to expenses incurred on the acquisition of new subsidiaries through business combinations.
(b)Measurement of the present value of acquisition considerations payable, fair value adjustments of contingent considerations (refer to note 21 (b)) and gross obligations under put option (refer to note 21(d)) for acquired businesses is included under other income/(expenses) based on its correlation with the Groups’ expansion strategy through acquisition activity. The movement for the year ended December 31, 2024, relates to the impact from unwinding the discount related to the time value of money, reflecting the change in the carrying value of the payables that is attributable to the passage of time and decrease in the effective yield.
    The consideration payable adjustment expense for the year ended December 31, 2024, includes US$10.6 million of additional compensation paid to VBI’s previous owners due to the acquisition of CSHG triggering an acquisition price adjustment between VBI’s previous owners and the Group.
(c)Expenditure paid to third party service providers assisting in the reorganization and integration of acquired businesses to improve the Group’s long-term future performance and efficiency.
(d)Other expenses include a payment for the ISS settlement with the Municipality of São Paulo to the value of US$4.2 million (refer to note 20).

Patria Investments Limited	F-56

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

27Net financial income/(expense)

	2024	2023	2022

Financial income
Net financial investment income	2,196	2,120	2,345
Unrealized gains on long-term investments	—	—	5,322
Realized gains from long-term investments	452	1,797	1,922
Unrealized gains on warrant liability	—	690	3,114
Unrealized gains on other derivative financial instruments (a)	3,597	—	105
Unrealized gains on asset-linked receivable (b)	8,829	3,503	—
Net exchange variation	2,580	831	—
Other financial income	205	50	59
Total finance income	17,859	8,991	12,867

Financial expenses
Unrealized losses on long-term investments (c)	(16,852)	(6,883)	—
Unrealized losses on forward	—	—	(230)
Unrealized loss on warrant liability (d)	(5,823)	—	—
Realized losses on forward	(302)	(252)	—
Commission, brokerage and financing expenses (e)	(2,126)	(443)	(518)
Interest on lease liabilities	(1,382)	(1,243)	(1,807)
Interest on loans (refer to note 16)	(10,020)	—	—
Net exchange variation	—	(614)	(1,350)
Other financial expenses	(1,994)	(1,230)	(847)
Total finance expenses	(38,499)	(10,665)	(4,752)

Net financial income/(expense)	(20,640)	(1,674)	8,115

(a)The income for the financial period 2024 relates to the Tria call option.
(b)The related income is linked to the movement in Lavoro Agro Limited share price – refer to note 12(b) for pertinent details.
(c)The increase in unrealized losses on long-term investments is mainly attributable to a decline in the value of KMP Growth Fund II – refer to note 12(b). The devaluation is partially due to the weaker Brazilian Real against the US Dollar on December 31, 2024.
(d)The SPAC warrant liability was revalued on December 31, 2024. The fair value of the share price amounted to US$ 11.64 per share versus a strike price of US$11.50 leaving the warrant value at US$0.63 using a Monte Carlo simulation as valuation method (refer to note 12(c)).
(e)The year-on-year increase in commission, brokerage and financing expenses is attributable to amortization of commitment fees which are incurred when entering into loan agreements with banks (refer to note 16).
28Income taxes expenses
As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime whereas subsidiaries of the Group headquartered in Brazil, Colombia, Chile, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

Reconciliation of income tax	2024	2023	2022

Income before income taxes	85,993	117,999	102,453

Impact of difference in tax rates of foreign subsidiaries	(10,006)	2,681	(8,715)
Permanent differences	(300)	135	366
Total income taxes (a)	(10,306)	2,816	(8,349)
Current (b)	(12,358)	(10,500)	(6,784)
Effective tax rate current	(14.37%)	(8.90%)	(6.62%)
Deferred	2,052	13,316	(1,565)
Effective tax rate - total	(11.98)%	(2.39)%	8.15%

(a)No amounts related to income taxes have been recognized directly in equity.
(b)Nexus contributed and US$0.5 million to current tax expenses for the year ended December 31, 2024. Furthermore, Patria Asset Management was acquired on November 1, 2023, with a US$ 2.2 million impact on current income tax during the year ended December 31, 2024, compared to US$ 0.3 million on December 31, 2023.

Patria Investments Limited	F-57

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

International Tax Reform – Pillar Two
The International Tax Reform - Pillar Two Model Rules, also referred to as the “Global Anti-Base Erosion” or “GloBE” Rules, was released by the Organization for Economic Co-operation and Development (OECD) on December 20, 2021. Delegates from all Inclusive Framework (IF) member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.
Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR 750 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.
For the year ending December 31, 2024, the Group has not incurred any top-up tax, considering it did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for under IFRS have not exceeded EUR 750 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2025 financial year.
It is important to mention that the Group operates in multiple jurisdictions (Uruguay, Brazil, Cayman Islands, Chile, Colombia, Argentina, Hong Kong, the United States of America, and the United Kingdom), and the application of the Pillar Two rules requires jurisdictions to enact legislation to apply the Pillar Two rules. The Group continues to monitor the development of the discussions, and as of December 31, 2024, the status of the enactment of local legislation was as follows:
•Cayman Islands, Chile, Colombia, USA, Argentina, and Uruguay:
◦No public announcements
•Brazil
◦On 27 December 2024, Law No. 15,079/24 was approved, which establishes in Brazil the global minimum tax of Pillar Two of the Organization for Economic Cooperation and Development (OECD). The referred law establishes an effective minimum tax of 15% on the profits of multinational groups, with consolidated annual revenues exceeding EUR750 million through an additional Social Contribution on Net Income (“CSLL”). The new rules aim to ensure that the additional CSLL qualifies as Qualified Minimum Domestic Complementary Tax (“QDMTT”) which guarantees Brazil priority in taxing excess profits calculated by Brazilian entities and in offsetting tax levied abroad.
•Hong Kong:
◦The Inland Revenue (Amendment) “Minimum Tax for Multinational Enterprise Groups” Bill 2024 (“Bill”) was officially published on 27 December 2024 to implement the GloBE rules, which comprises the income inclusion rule (“IIR”) and undertaxed profits rule (“UTPR”), as well as the Hong Kong minimum top-up tax (“HKMTT”). The bill was introduced into the Legislative Council for first reading on 8 January 2025. Subject to the passage of the Bill, IIR and HKMTT will apply to a fiscal year beginning on or after 1 January 2025, while the UTPR will take effect from a date to be specified by notice published.
•United Kingdom:
    October 30, 2024, Autumn Budget 2024 was delivered, which includes the following measures relating to the UK Pillar Two global minimum tax rules:
◦The government will implement the undertaxed profits rule (UTPR) in the Finance Bill 2024-2025 for accounting periods beginning on or after December 31, 2024.
◦Various technical amendments to the existing UK multinational and domestic top-up tax legislation will also be included in Finance Bill 2024-2025 to incorporate latest international updates and inputs from stakeholder consultation, with most of these applying for accounting periods beginning on or after December 31, 2024, but some effective for accounting periods beginning on or after December 31, 2023.

Patria Investments Limited	F-58

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

◦The government confirmed its intention to implement anti-arbitrage rules in respect of the transitional country-by-country (CbC) reporting safe harbors effective from March 14, 2024.
It is unclear (a) if the Pillar Two model rules create additional temporary differences, requiring the Company to remeasure deferred taxes for the Pillar Two model rules, and (b) which tax rate to use to measure deferred taxes. In response to this uncertainty, on May 23, 2023, and June 27, 2023, respectively, the IASB and AASB issued amendments to IAS 12 ‘Income taxes’ introducing a mandatory temporary exception to the requirements of IAS 12 under which a company does not recognize or disclose information about deferred tax assets and liabilities related to the proposed OECD Pillar Two model rules. To compensate for the potential loss of information resulting from the mandatory deferred tax accounting relief, companies are required to provide specific disclosures about Pillar Two taxes in their financial statements. However, considering that the Group does not meet the requirements to be regarded as a large multinational enterprise, no further recognition or disclosure assessment was performed for December 31, 2024.
Transfer pricing and related tax considerations
All the jurisdictions in which the Group operate have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms. Brazil did not comprehensively adopt the arm’s length terms until December 28, 2022, when Provisional Measure No. 1,152/2022, later converted into Law No. 14,596/2023, was enacted to adapt the Brazilian transfer pricing rules to fully adopt the arm’s length standard. These provisions became effective as of January 2024 and adopted by the Group.
The Group regularly obtains advice regarding, inter alia, transfer pricing from external tax advisors to ensure that transactions conducted between and among subsidiaries, including, but not limited to, provision of marketing, investor relations, investment advisory and business support services, are made on a commercial basis and consistent with the arm’s length principle as set forth under the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations issued by the Organization for Economic Co-Operation and Development (the “OECD Guidelines”), as well as local legislation of the entities involved in the controlled transactions.
29Equity
a.Capital
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
The Company currently has a total of 153,586,168 common shares issued and outstanding, of which 60,640,738 are Class A common shares and 92,945,430 are Class B common shares.
Conversion
The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into a like number of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10% of the total number of shares outstanding.

Patria Investments Limited	F-59

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Restrictions on transfer
Each of Patria Holdings Limited shareholders (which include entities beneficially owned by the founders of the Company and certain directors and executive officers) have agreed to lock-up restrictions on the sale of shares in Patria Holdings Limited for a period of five years from the consummation of the IPO, except for lock-up restrictions applicable to shares beneficially owned by certain key management, which terminated in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings Limited.
As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition’s closing date (December 01, 2021) until the earlier of (a) the Moneda former partner’s termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50% of the relevant collateral shares.
As of December 31, 2024, and December 31, 2023, the issued share capital was distributed as follows:

	2024		2023
	Shares	Capital (US$)	Shares	Capital (US$)

Total	153,586,168	15,358	148,253,938	14,826
Class A	60,640,738	6,063	55,308,508	5,531
Class B	92,945,430	9,295	92,945,430	9,295
b.Additional paid-in capital
The Additional Paid-in Capital amounts recorded as of December 31, 2024, and December 31, 2023, are presented below:

	2024	2023

Class A	389,497	314,592
Class B	186,101	186,102
Gross total	575,598	500,694
Utilized for dividends declared (refer to note 29(c))	(48,359)	—
Net additional paid-in capital	527,239	500,694
The movement in additional paid-in capital for December 31, 2024, is summarized below:
i.On January 10, 2024, the Company issued 1,879,977 Class A common shares (US$ 28.7 million) in part settlement of the Moneda deferred consideration.
ii.On February 28, 2024, and during the second half of 2024, the Company issued 595,898 and 323,600 Class A common shares, respectively, in part settlement of bonuses for selected employees and key management (US$ 12.5 million) (refer to note 15(a)).
iii.On April 1, 2024, the Company issued 337,992 Class A common shares to VBI’s previous owners as part of the VBI acquisition price adjustment that emerged from the CSHG deal (US$4.9 million).
iv.On May 16, 2024, the company issued 740,634 Class A common shares as part settlement of the Group’s Carried interest allocation liability outstanding (US$10.3 million).

Patria Investments Limited	F-60

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

v.On July 16, 2024, and August 26, 2024, the Company issued 903,988 and 245,355 Class A common shares, respectively, to the previous owners of Nexus as settlement of the business combination purchase consideration (US$14.7 million).
vi.On August 26, 2024, and August 30, 2024, the Company issued 303,388 and 1,398 Class A common shares, respectively, as settlement of the retention bonus payable to CSHG employees (US$3.7 million).
The movement in additional paid-in capital for December 31, 2023, is summarized below:
i.On June 15, 2023, the Company issued 682,741 Class A common shares of the Company in part settlement of the Kamaroopin acquisition payable (US$10.1 million).
ii.On November 30, 2023, the Company issued 378,267 Class A common shares of the Company in part settlement of the Igah acquisition payable (US$5.4 million).
c.Dividends
Dividends are declared and paid to the Company’s shareholders on a pro-rata basis deploying accumulated retained earnings. The current year’s dividends declared to date resulted in a depletion of available retained earnings, however, under Cayman Law, dividends may also be distributed out of additional paid-in capital. As a result, additional paid-in capital to the value of US$48,359 was transferred to retained earnings to fund the short-fall in accumulated retained earnings. The Group remains in a position to pay its debts as they fall due in the ordinary course of business.
Dividends declared and paid by the Group to the Company’s shareholders for the year ended December 31, 2024, 2023 and 2022 were:

Shareholder	2024		2023		2022
		US$		US$		US$

Class A	51,375	0.8716	53,687	0.9840	38,082	0.7020
Class B	81,008	0.8716	91,458	0.9840	65,247	0.7020
Total	132,383	0.8716	145,145	0.9840	103,329	0.7020
d.Share based incentive plans
The equity incentive programs under the long-term incentive plan (“LTIP”) are restricted share plans in which eligible participants include members of the Group’s management and its employees. Beneficiaries under the equity incentive programs are granted rights to shares based on certain criteria (time and performance vesting conditions). The final eligibility of any beneficiary to participate in the LTIP is determined by the LTIP Committee.
The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of December 31, 2024, Grants A and B disclosed below have been granted from the LTIP.
A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of December 31, 2024, Grant C and Matching program disclosed below have been granted from the LTIP.
Grant A
Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Restricted Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met.)

Patria Investments Limited	F-61

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Grant B
Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 PSUs were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met.)
Grant C
Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant C shall not exceed 3,387,278. PSUs totaling 2,822,732 were granted to eligible participants under Grant C, and the remaining 564,546 PSUs may be issued in the future, subject to the boost grant requirements being met. 543,953 Restricted Stock Units (“RSUs”) were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.
Matching program
The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.
The defined maximum number of shares under the Matching program shall not exceed 924,008 RSUs which were granted during 2024.
IPO Grant
The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.
The defined maximum number of shares under the IPO grant shall not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met).
The table below reflects the PSU activity for the years ending December 31, 2024, 2023 and 2022.

	IPO Grant	Grant A	Grant B	Grant C	Grant C	Matching program
	Number of PSUs (in thousands)				Number of RSUs (in thousands)

Outstanding, December 31, 2021	210	—	—	—	—	—
Granted	—	85	—	—	—	—
Forfeited	(26)	—	—	—	—	—
Outstanding, December 31, 2022	184	85	—	—	—	—
Granted	—	—	298	—	—	—
Forfeited	(53)	—	(1)	—	—	—
Outstanding, December 31, 2023	131	85	297	—	—	—
Granted	—	—	—	2,823	544	924
Forfeited	(26)	(20)	(37)	(38)	—	(16)
Outstanding, December 31, 2024	105	65	260	2,785	544	908

Patria Investments Limited	F-62

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

No shares were exercised, expired or vested during the period. Refer to note 23 for expenses incurred for the years ending December 31, 2024, 2023 and 2022.
The intention of the Committee as of December 31, 2024, was to settle any future vesting through delivery of Class A common shares of the Company to participants.

LTIP	Grant date	Weighted-average fair value

IPO grant	January 22, 2021	US$ 15.95
Grant A	December 1, 2022	US$ 9.15
Grant B	January 22, 2023	US$ 10.76
Grant C - PSU	January 19, 2024	US$ 9.82
Grant C - RSU	June 30, 2024	US$ 12.06
Matching program	February 28, 2024	US$ 14.89
The original weighted-average fair value of PSU and RSU shares was determined on the grant date and calculated based on a Monte Carlo simulation, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and because the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.
Reconciliation of the capital reserves account:

	Amount (US$)
Description	2024	2023	2022

Opening balance – January 01	2,960	1,495	764
Share based incentive plan expense	7,454	1,465	731
Bonus share plan (i)	11,627	—	—
Closing balance – December 31	22,041	2,960	1,495

(i)During the year ended December 2024, the company entered into a bonus share plan with senior employees providing them with the option to receive bonus payments in cash or equity. Equity settlement will be in the form of Class A common shares. In terms of IFRS 2 – Share-based payments, once the qualifying employees elected to receive cash or equity, the equity portion of the bonus payable is recognized directly in Equity of the company with no vesting conditions attached to the instruments. On December 31, 2024, an estimated amount of US$11.6 million was raised in capital reserves to be settled with Class A common shares of the Company. The post-tax amount of US$ 9.5 million was settled with the issuance of 803,627 shares during February 2025 (refer to note 33).
e.Earnings per share (basic and diluted)
Basic earnings per share have been calculated based on the Group’s consolidated profit for the year attributable to the holders of the Company’s common shares.
Share transactions that affected basic earnings per share
Moneda
On December 4, 2023, an amendment to the Moneda share purchase agreement was executed with Moneda’s former partners who are currently employees of the Group to settle the first installment of deferred consideration with equity through issuance of the Company’s Class A common shares (refer to note 21(b)(i)). On January 10, 2024, 1,879,977 Class A common shares were issued. The issue of shares was not contingent to any condition on December 4, 2023, therefore in terms of IAS33, the full impact of the issuance has been included in the basic earnings per share below for the year ended December 31, 2024, and December 31, 2023.

Patria Investments Limited	F-63

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Employee-profit sharing
As disclosed under note 15(a) certain employees eligible to receive their employee-profit sharing awards for the year ending December 31, 2023, were settled with the Company’s Class A common shares. As the shares vested on receipt of the equity compensation, settled on February 28, 2024, the weighted average impact of the issuance (approximately 774,000 shares) has been included in the basic earnings per share below for the year ended December 31, 2024.
VBI
The Group closed the business combination of CSHG that triggered an acquisition price adjustment under the share purchase agreement between VBI’s previous owners and the Group for an addition consideration payable of R$50 million (approximately US$9.2 million). R$25 million (US$4.9 million) additional consideration was settled with the issue of Class A common shares of the company on April 01, 2024. The weighted average impact of the issuance (approximately 273,000 shares) has been included in the basic earnings per share below for the year ended December 31, 2024.
Carried interest allocation
The Board of Directors approved the issuance of Class A common shares as settlement of the carried interest allocation to the value of US$10.3 million. The weighted average impact of the issuance (approximately 465,000 shares) has been included in the basic earnings per share for the year ended December 31, 2024.
CSHG transaction bonus
Management of the acquired CSHG funds was compensated through the issue of Class A common shares of the company as part of the acquisition transaction between Credit Suisse and the Group, upon the transfer of the acquired funds to the Group. The transfer of funds was completed on July 22, 2024, with 304,786 Class A common shares of the company issued on August 26, 2024. The weighted average impact of the issuance (approximately 136,000 shares) has been included in the basic earnings per share below for the year ended December 31, 2024.
Nexus business combination
On July 16, 2024, and August 26, 2024, the Group issued 903,988 and 245,355 Class A common shares of the Company, respectively, to the previous owners of Nexus as settlement of the purchase consideration. The weighted average impact of the issuance (approximately 531,000 shares) has been included in the basic earnings per share for the year ended December 31, 2024.
VBI call option exercised
On August 01, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI with the purchase consideration that includes an equity settlement of R$175.3 million (approximately US$28.3 million) that will be settled with Class A common shares of the company in two equal tranches during January 2025 and January 2026. Except for the passage of time, no vesting conditions are linked to the issue of the shares and as required by IAS33, the weighted average impact of approximately 981,000 shares has been included in the basic earnings per share below for the year ended December 31, 2024.

Patria Investments Limited	F-64

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Potential share transactions considered for diluted earnings per share
Share based incentive plans
The dilutive effect of the equity incentive programs is dependent on whether vesting conditions are deemed to be met on the reporting date. As of December 31, 2024, and December 31, 2023, the TSR performance conditions were not met. Equity incentive programs with vesting conditions could potentially dilute basic earnings per share in future.
The weighted average impact of share-based incentive plans without performance conditions (RSU shares) was included as part of calculated diluted earnings per share for the year ended December 31, 2024 (approximately 256,000 shares).
Igah
The impact from Igah Option arrangements to be settled in Class A common shares of the Company was excluded from the calculated diluted earnings per share as, according to IAS33, call options will always have an anti-dilutive effect.
CSHG deferred consideration – with vesting requirements
Key employees of the acquired CSHG funds will be compensated through the issue of Class A common shares of the Company as part of the business combination between the Group and Credit Suisse. The total future and outstanding compensation of approximately US$9.7 million is subject to a vesting period from 2026 until 2030. The weighted average number of potential shares to be issued in future, if vesting conditions are met, was included in the calculation of diluted earnings per share for the year ended December 31, 2024 (approximately 149,000 shares).
Moneda
On November 29, 2024, The Group and Moneda’s former partners agreed to postpone the second deferred payment that was due on December 01, 2024. On November 29, 2024, the potential for shares to be issued arose. The potential issue of shares will not be subject to any condition, therefore in terms of IAS33, the weighted impact of the potential issuance has been included in the diluted earnings per share below for the year ended December 31, 2024 (approximately 223,000 shares).
There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares for the year ended December 31, 2024.

	2024	2023	2022

Net income for the year attributable to the Owners of the Company	71,875	118,400	92,957
Basic weighted average number of shares	153,293,782	148,207,379	147,221,698
Basic earnings per thousand shares	0.46887	0.79888	0.63141
Diluted weighted average number of shares	153,921,883	148,679,965	147,226,334
Diluted earnings per thousand shares	0.46696	0.79634	0.63139
f.Cumulative Translation Adjustments
The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company’s and the Group’s presentation currency. The effects of the translation are accounted for and presented on Equity under the caption “Cumulative Translation Adjustments”.

Patria Investments Limited	F-65

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

g.Non-controlling interests
As of December 31, 2024, the Group had five subsidiaries with non-controlling interests as per the table below.

		Equity			Income (Loss)
Non-controlling interest	Interest	2024	2023	2022	2024	2023	2022

VBI Real Estate	0.0%	—	(37,564)	(39,330)	1,842	2,128	1,147
Patria Asset Management	49.26%	17,076	16,417	—	733	287	—
Tria	33.33%	(7,523)	—	—	1,182	—	—
Patria Real Estate Latam*	1.10%	70	—	—	20	—	—
PEVC I General Partner IV*	42.92%	28	—	—	42	—	—
SH Manco Holding*	25.00%	203	—	—	(7)	—	—
		9,854	(21,147)	(39,330)	3,812	2,415	1,147

*In accordance with IFRS 12, the Group shall disclose financial information of subsidiaries where non-controlling interest is material to the Group. Due to low values attributable to the non-controlling interest in these subsidiaries, no additional information is disclosed in these consolidated financial statements.
Set below is summarized financial information for subsidiaries that have material non-controlling interests. The amounts disclosed are before inter-company eliminations.
Statement of Financial Position – 2024 and 2023

Summarized Statement of Financial Position	VBI Real Estate		Patria Asset Management		Tria
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023

Current assets	—	8,142	10,651	6,867	50,133	—
Current liabilities	—	(8,285)	(4,644)	(1,364)	(34,731)	—
Current net assets	—	(143)	6,007	5,503	15,402	—

Non-current assets	—	26,613	17,207	16,317	7,990	—
Non-current liabilities	—	(614)	(707)	(57)	(4,100)	—
Non-current net assets	—	25,999	16,500	16,260	3,890	—

Net assets	—	25,856	22,507	21,763	19,292	—

Patria Investments Limited	F-66

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Statement of profit or loss – 2024

Summarized Income Statement	VBI Real Estate	Allocated to NCI	Patria Asset Management	Allocated to NCI	Tria	Allocated to NCI
	For 7 months ended July 31, 2024*		For 12 months ended December 31, 2024		For 9 months ended December 31, 2024
	100.0%	50.00%	100.0%	49.26%	100.0%	33.33%

Net revenue from services	9,738	4,869	12,537	6,176	—	—
Amortization of intangible assets - NCI	—	(315)	—	(740)	—	—
Personnel expenses	(1,906)	(953)	(6,101)	(3,005)	(1,339)	(446)
Amortization of intangible assets	(668)	(334)	—	—	(29)	(10)
General and administrative expenses	(1,058)	(529)	(1,658)	(817)	(376)	(126)
Share of profits of associates	(356)	(178)	—	—	—	—
Other income/(expenses)	—	—	(23)	(11)	6,567	2,189
Net financial income/(expenses)	(276)	(138)	(98)	(49)	551	184
Income before income tax	5,474	2,422	4,657	1,554	5,374	1,791

Income taxes	(1,160)	(580)	(1,666)	(821)	(1,827)	(609)
Current	(1,420)	(710)	(2,175)	(1,072)	—	—
Deferred	260	130	509	251	(1,827)	(609)
Net income for the period	4,314	1,842	2,991	733	3,547	1,182

*    The non-controlling interest for VBI was derecognized on August 01, 2024, with non-controlling interest having no share remaining in VBI balances on December 31, 2024. The non-controlling interest of VBI shared in profits of VBI up to July 31, 2024.
Statement of profit or loss 2023

Summarized Income Statement	VBI Real Estate	Allocated to NCI	Patria Asset Management	Allocated to NCI
	For 12 months ended December 31, 2023		For 2 months ended December 31, 2023
	2023		2023

Net revenue from services	13,008	6,504	1,993	977

Personnel expenses	(3,070)	(1,535)	(742)	(364)
Amortization of intangible assets	(1,870)	(935)	—	—
General and administrative expenses	(1,892)	(946)	(179)	(88)
Share of profits of associates	(222)	(111)	—	—
Other income/(expenses)	(6)	(3)	(151)	(74)
Net financial income/(expenses)	(148)	(74)	(25)	(12)
Income before income tax	5,800	2,900	896	439

Income taxes	(1,544)	(772)	(310)	(152)
Current	(1,460)	(730)	(293)	(144)
Deferred	(84)	(42)	(17)	(8)
Net income for the period	4,256	2,128	586	287

Patria Investments Limited	F-67

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Reconciliation of the non-controlling interest balance for the years ended December 31, 2024, 2023 and 2022:

	VBI Real Estate	Patria Asset Management	Tria	Other (a)	Total

Balance on December 31, 2021	—	—	—	—	—
Recognized in business combination	13,729	—	—	—	13,729
Net income for the period	1,147	—	—	—	1,147
Gross obligation under put option	(55,490)	—	—	—	(55,490)
Cumulative translation adjustment	1,284	—	—	—	1,284
Balance on December 31, 2022	(39,330)	—	—	—	(39,330)
Recognized in business combination	—	15,147	—	—	15,147
Net income for the period	2,128	287	—	—	2,415
Dividends declared (b)	(3,663)	—	—	—	(3,663)
Capital contributions	4,743	—	—	—	4,743
Cumulative translation adjustment	(1,442)	983	—	—	(459)
Balance on December 31, 2023	(37,564)	16,417	—	—	(21,147)
Recognized in business combination	—	—	6,604	—	6,604
Net income for the period	1,842	733	1,182	55	3,812
Dividends declared (b)	(6,227)	(517)	—	—	(6,744)
Capital contributions	2,204	—	—	248	2,452
Gross obligation under put option	—	—	(17,117)	—	(17,117)
Derecognition of non-controlling interest	36,233	—	—	—	36,233
Cumulative translation adjustment	3,512	443	1,808	(2)	5,761
Balance on December 31, 2024	—	17,076	(7,523)	301	9,854

(a)Represents the non-controlling interest in Patria Real Estate Latam, PEVC I General Partner IV and SH Manco Holding.
(b)The dividends declared to non-controlling interests represent the share of the subsidiary’s profits that are distributed to the shareholders who hold the non-controlling interests. These dividends are accounted for as a decrease in equity attributable to non-controlling interests.
Gross obligation – non-controlling interest
The Tria business combination includes put option arrangements relating to the non-controlling interest as disclosed in note 21(d). The amounts payable under the option arrangements are recognized as financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of non-controlling interest in the consolidated statement of changes in equity. As of December 31, 2024, the gross obligations had a present value of US$ 14.0 million (December 31, 2023: US$ 81.6 million that related to VBI. The VBI call option was exercised on August 01, 2024, that resulted in the derecognition of the related gross obligation).
30Business combinations
The Group recognizes business combinations in terms of IFRS 3 – Business combinations. The following business combinations were completed during the years ended December 31, 2024, 2023 and 2022.
Year ended December 31, 2024
a.Tria
On April 02, 2024, the Group closed on a transaction acquiring 66.67% interest in Tria Comercializadora de Energia Ltda. The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company. The Group invested R$100 million (US$19.8 million) of capital for 66.67% of the company and at the same time granted 33.33% of capital to the energy sector individuals for no consideration.

Patria Investments Limited	F-68

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The goodwill from the business combination with Tria enables the Group to expand and complement its current infrastructure vertical by adding expertise from the energy sector in Brazil. The current arrangement of the goodwill recognized for the acquisition of Tria does not allow its tax deductibility under the Brazilian tax regulations. However, the Group is working with tax consultants to determine the options available to the Group, taking into consideration the necessary conditions and restructurings required for the goodwill to be utilized for tax purposes in future.
The acquired business contributed other income of US$6.6 million and net profit of US$3.5 million to the Group for the period from April 02, 2024, to December 31, 2024. The company has no previous operating history, therefore the impact on revenue, other financial income and net profit from the above transactions, had the acquisition taken place on January 1, 2024, is impractical to disclose. Acquistion-related costs, US$0.1 million, are included under other expenses in the Group's consolidated statement of profit or loss and in operating cash flows in the consolidated statement of cash flows for the year ended December 31, 2024.
Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below. The cash consideration is comprised of cash and accounts receivable paid by the Group for its investment in Tria. On a consolidated level there were no cash outflows for the Group.
b.GPMS
On April 26, 2024, the Group closed a transaction acquiring a private equity carve-out interest from Aberdeen Plc, a European global investment group. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”), with an aggregate Fee Earning AUM (“FEAUM”) of over $8.0 billion.
The goodwill from the carve-out business combination with Aberdeen Plc enables the Group to further develop its capabilities to serve clients using the new GPMS vertical as a gateway to private markets on a global scale. The goodwill is not deductible for tax purposes given the jurisdiction and specific tax regulations applicable to the acquiring company.
The acquired business contributed revenue of US$29.5 million and net profit of US$9.1 million to the Group for the period from April 26, 2024, to December 31, 2024. The estimated impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2024, was US$43.2 million and US$13.4 million, respectively. Acquisition-related costs, US$11.6 million, are included under other expenses in the Group’s consolidated statement of profit or loss and in operating cash flows in the consolidated statement of cash flows for the year ended December 31, 2024.
The purchase consideration includes a contingent consideration recognized at a fair value of GBP19.3 million (US$24.1 million). The settlement of the contingent consideration will take place between thirty-four and thirty-six months after the closing date and depends on GPMS achieving set revenue targets. The contingent consideration is capped at a maximin amount of GBP20.0 million (approximately US$25.1 million).
The condensed financial statements for quarters two and three for the year 2024 presented most assets and liabilities acquired in the business combination as part of other assets and other liabilities. On finalization of the purchase price allocation, assets and liabilities acquired were reallocated to the appropriate asset and liability categories. Details of the purchase consideration paid, the net identifiable assets acquired, and goodwill recognized are listed in the table below.
c.CSHG
On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring 100% of its Real Estate business in Brazil (“CSHG”) that includes seven REITS. The goodwill from the business combination will enable the Group to add additional scale to its existing Real Estate business and to solidifies its position as a leading independent manager of REITs in Brazil and Latin America. The current arrangement of the goodwill recognized for the acquisition of CSHG does not allow its tax deductibility under the Brazilian tax regulations. However, the Group is working with tax consultants to determine the options available to the Group, taking into consideration the necessary conditions and restructurings required for the goodwill to be utilized for tax purposes in future.

Patria Investments Limited	F-69

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The acquired business contributed revenue of US$12.4 million and net profit of US$10.5 million to the Group for the period from May 24, 2024, to December 31, 2024. The estimated impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2024, was US$18.8 million and US$15.6 million respectively. Acquisition-related costs, of US$6.6 million, are included under other expenses in the Group’s consolidated statement of profit or loss and in operating cash flows in the consolidated statement of cash flows for the year ended December 31, 2024.
On the date of the business combination, US$70.3 million of the purchase consideration remained payable and payment thereof was dependent on the transfer of funds from CSHG to the Group. All funds were transferred on July 22, 2024, and the cash consideration to the value of US$63.5 million was paid on December 9, 2024.
Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below.
d.Nexus
On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition added approximately US$725 million to Patria’s Fee Earning AUM, including over US$680 million in Permanent Capital vehicles. The Permanent Capital vehicles will immediately be accretive to Patria’s Fee Related and Distributable Earnings supporting goodwill recognized on acquisition. The goodwill is not deductible for tax purposes given the jurisdiction and specific tax regulations applicable to the acquiring company.
The acquired business contributed revenue of US$2.1 million and net profit of US$0.8 million to the Group for the period from July 16, 2024, to December 31, 2024. The estimated impact of revenue and net profit from the above transactions, had the acquisition taken place on January 1, 2024, was US$4.6 million and US$1.7 million respectively. Acquisition-related costs, of US$0.7 million, are included under other expenses in the Group’s consolidated statement of profit or loss and in operating cash flows in the Consolidated Statement of Cash Flows for the year ended December 31, 2024.
The business combination with Nexus includes a contingent consideration recognized at a present value of COP 25 billion (US$6.4 million). The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees with no limit placed on the potential final contingent settlement.
Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus July 16, 2024

Total purchase consideration
Cash consideration paid (a)	19,811	73,772	58,243	—
Equity consideration paid	—	—	—	14,690
Consideration payable	—	37,551	70,338	—
Contingent consideration payable	—	24,087	—	6,358
Total consideration transferred	19,811	135,410	128,581	21,048

Non-controlling interest (b)	6,604	—	—	—
Total consideration	26,415	135,410	128,581	21,048

Patria Investments Limited	F-70

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus July 16, 2024

The assets and liabilities recognized because of the acquisition are as follows:
Cash and cash equivalents	9,906	19,506	—	345
Accounts receivable	9,905	1,751	—	491
Recoverable taxes	—	—	—	376
Short term investments	—	—	—	3
Property, plant and equipment	—	—	—	22
Other assets	—	48,127	—	2
Accounts payable	—	(226)	—	—
Personnel liabilities	—	(7,170)	(1,903)	(255)
Tax liabilities	—	—	—	(474)
Deferred tax asset / (liabilities)	—	24	—	(235)
Loans	—	—	—	(95)
Deferred consideration payable on acquisition	—	—	(4,368)	—
Other liabilities	—	(54,258)	—	(768)
Intangible assets: contractual rights	—	92,754	114,107	9,872
Non-compete	—	4,358	—	1,211
Net identifiable assets acquired	19,811	104,866	107,836	10,495

Total consideration less net identifiable assets acquired: Goodwill	6,604	30,544	20,745	10,553

(a)Purchase consideration – cash outflow for the year ending December 31, 2024, to acquire the subsidiary, net of cash acquired:

	66.67% Tria April 02, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus August 26, 2024	Total

Cash flow reconciliation
Cash consideration	19,811	73,772	58,243	—	151,826
Less: Cash acquired	(19,811)	(19,506)	—	(345)	(39,662)
Net outflow/(inflow) of cash - investing activities	—	54,266	58,243	(345)	112,164

Non-cash reconciliation
Total consideration	26,415	135,410	128,581	21,048	311,454
Less: Cash consideration paid	(19,811)	(73,772)	(58,243)	—	(151,826)
Less: Class A common share issued	—		—	(14,690)	(14,690)
Non-cash additions to the Group’s Statement of Financial Position	6,604	61,638	70,338	6,358	144,938
(b)The Group recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. The decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Tria, the Group elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets.

Patria Investments Limited	F-71

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Year ended December 31, 2023
a.Kamaroopin
On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition date carrying value of the Group’s previously held equity interest in Kamaroopin was remeasured to fair value at the acquisition date resulting in a US$ 4.2 million gain recognized in profit or loss in other income (refer to note 26 for the 2023 financial year). The acquisition is structured as a combination of cash and equity consideration. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021, and closed on February 1, 2022, and the second tranche was signed on March 16, 2023, and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.
b.Patria Asset Management
(formerly Gestoría Externa de Portafolios S.A.)
On November 1, 2023, the Group closed on a transaction with Banca de Inversión Bancolombia S.A. Corporación Financiera (“Bancolombia”), a financial conglomerate in Colombia entering into an agreement for the Group to subscribe to acquiring 50.74 per cent of the controlling shareholding in accordance with IFRS 10 in a Colombian entity Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management. Bancolombia remains as the non-controlling interest shareholder entering into a shareholders agreement relating to the new entity. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below.

The assets and liabilities recognized because of the acquisition are as follows:
	100% Kamaroopin April 12, 2023	50.74% Patria Asset Management November 1, 2023

Total purchase consideration
Cash consideration paid (a)	2,024	4,787
Consideration payable	—	24,415
Contingent consideration payable	4,707	—
Equity consideration	10,130	—
Total consideration transferred	16,861	29,202

Non-controlling interest (b)	—	15,147
Fair value of equity interest previously held	11,132	—
Total consideration	27,993	44,349

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	178	—
Net working capital	(101)	—
Intangible assets: contractual rights	—	30,911
Intangible assets: non-contractual customer relationships	10,560	—
Intangible assets: brands	868	—
Property and equipment	15	—
Net identifiable assets acquired	11,520	30,911

Total consideration less net identifiable assets acquired: Goodwill	16,473	13,438

(a)Purchase consideration – cash outflow for the year ending December 31, 2023, to acquire the subsidiary, net of cash acquired:

Patria Investments Limited	F-72

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Cash flow reconciliation	Kamaroopin	Patria Asset Management	Total
Cash consideration	2,024	4,787	6,811
Less: Cash acquired	(178)	—	(178)
Net outflow of cash -investing activities	1,846	4,787	6,633

Non-cash reconciliation
Total consideration	16,861	29,202	46,063
Less: Cash consideration paid	(2,024)	(4,787)	(6,811)
Less: Class A common share issued	(10,130)	—	(10,130)
Non-cash additions to the Group’s Statement of Financial Position	4,707	24,415	29,122
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
Year ended December 31, 2022
(a)VBI
On July 1, 2022, the Group acquired control of VBI’s operations by acquiring 50% of the issued share capital of VBI, an alternative real estate asset manager in Brazil with operations across development and core real estate vehicles, to anchor its Brazil real estate platform. This transaction aligned the Group with highly specialized investment talent building valuable permanent capital.
Adjustments include an increase in purchase consideration related to preferred dividends payable by VBI to the previous controlling owners of VBI resulting in an increase to the fair value of goodwill in note 14 for the same amount. The preferred dividends were paid to provide compensation to the previous owners for the loss of their controlling interest in VBI.
(b)Igah
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

Patria Investments Limited	F-73

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The assets and liabilities recognized because of the acquisition are as follows:
	100% VBI July 1, 2022	100% Igah November 30, 2022
Total purchase consideration
Cash consideration paid (a)	10,815	8,116
Consideration payable	10,859	4,771
Contingent consideration payable	8,355	—
Preferred dividends payable	1,966	—
Option arrangements	(827)	10,339
Total consideration transferred	31,168	23,226

Non-controlling interest (b)	13,729	—
Fair value of equity interest previously held	—	—
Total consideration	44,897	23,226

The assets and liabilities recognized as a result of the acquisition are as follows:
Cash and cash equivalents	600	36
Accounts receivable	2,462	—
Net working capital	(2,587)	64
Intangible assets: non-contractual customer relationships	23,246	2,120
Intangible assets: brands	3,617	—
Property and equipment	539	—
Lease liability	(420)	—
Net identifiable assets acquired	27,457	2,220

Total consideration less net identifiable assets acquired: Goodwill	17,440	21,006

(a)Purchase consideration – cash outflow for the year ending December 31, 2022, to acquire the subsidiary, net of cash acquired:

Cash flow reconciliation	VBI	IGAH	Total
Cash consideration	10,815	8,116	18,931
Less: Cash acquired	(600)	(36)	(636)
Net outflow of cash -investing activities	10,215	8,080	18,295

Non-cash reconciliation
Total consideration	31,168	23,226	54,394
Less: Cash consideration paid	(10,815)	(8,116)	(18,931)
Non-cash additions to the Group’s Statement of Financial Position	20,353	15,110	35,463
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

Patria Investments Limited	F-74

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31Financial instruments
a.Financial instruments by categories
The Group classifies its financial instruments into the categories below:

	Fair value Level	December 31, 2024	December 31, 2023

Financial assets

Financial assets at amortized cost
Accounts receivable		221,202	138,760
Cash and cash equivalents		33,418	16,050
Client funds on deposit		18,704	17,055
Project advances		7,577	19,586
Deposit/guarantee on lease agreement		2,247	2,012
Financial assets at fair value through profit or loss
Short term investments	1	4,956	17,164
Investments held in trust account	2	54,053	187,356
Accounts receivable - Lavoro	1	12,332	3,503
Long-term investments - Lavoro	1	11,337	20,166
Long-term investments	2	17,354	9,945
Long-term investments - Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia	3	—	18,707
Long-term investments – KMP Growth Fund II	2	20,525	8,917
Other financial assets – The One Real Estate Investment Fund call options	2	—	310
Other financial assets – Call options	3	3,578	2,896
Other financial assets – Energy trading contracts	2	25,169	—

Financial liabilities
Financial liabilities at amortized cost
Commitment subject to possible redemption		54,053	187,356
Gross obligation under put option		18,258	92,926
Loans		227,971	—
Client funds payable		18,704	17,055
Lease liabilities		22,438	15,836
Consideration payable on acquisition		184,597	35,029
Suppliers		41,788	4,808

Financial liabilities at fair value through profit or loss
Other financial liabilities – Warrants	3	6,143	321
Other financial liabilities – Energy trading contracts	2	17,686	—
Contingent consideration payable on acquisition	3	38,628	18,201
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

Patria Investments Limited	F-75

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
As of and for the year ended December 31, 2024, the Group had the transfers below between Levels 1, 2 and 3.
Transfer from Level 1 to Level 3 fair value measurement
As of November 15, 2024, the Warrants were transferred from Level 1 to Level 3. On September 30, 2024, the fair value of the Warrants issued in connection with the IPO of PLAO was measured using the listed market price of such warrants, a Level 1 measurement. The warrants were delisted on November 15, 2024, and from December 31, 2024, fair value is measured using a Monte Carlo simulation. The Monte Carlo simulation arrived at a liability of US$ 6.1 million with an adjustment of US$ 5.8 million recognized in the consolidated statement of profit or loss for the year ended December 31, 2024 (refer to note 27).
Transfer from Level 3 to Level 2 fair value measurement
As of December 31, 2024, the long-term investment – KMP Growth Fund II was transferred from Level 3 to Level 2. The valuation methodology changed from the previously used discounted cash flow to adjust the valuation to be in line with the capital account statements received from the fund administrator. The level 2 allocation is consistent with the level allocation of other long-term investments held by the Group.
There were no transfers between Levels 1, 2 and 3 for fair value measurements during year ended December 31, 2023.
Unobservable inputs
The following analysis illustrates valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in measurement.

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact*

Other financial instruments	Tria call option	21 (c)	Monte Carlo simulation	Average EBITDA	Risk neutral EBITDA with Standard deviation of 38.8%	10% change	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – Kamaroopin	21 (b)	Discounted cash flow	Discount rate Projected fundraising activity	16.2%	100 basis points	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – GPMS	21 (b)	Discounted cash flow	Discount rate Projected revenue targets	4.9%	100 basis points	US$ 0.1 million
Consideration payable on acquisition	Contingent consideration payable on acquisition – Nexus	21 (b)	Discounted cash flow	Discount rate Achieving benchmark fees	6.8%	100 basis points	US$ 0.1 million
Other financial instruments	Warrant liability	12 (c)	Monte Carlo simulation	Business combination probability	1.0% to 10.0%	1.0% 10.0%	US$ 1.0 million US$ 1.3 million

Patria Investments Limited	F-76

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The fair value is calculated based on the underlying investment’s cash flows discounted using an unobservable discount rate range and cash flows inputs. The change in fair value of the Level 3 investment is presented in the accompanying Consolidated Statement of Profit or loss in net financial income or expenses as unrealized gains/(losses) on long-term investments.
Other financial instruments
(i)The Tria Call Option was valued using a Monte Carlo simulation, which is a Level 3 fair value measurement. The expected life of the Tria Option arrangements is in accordance with the timeline disclosed in note 12(c) with an estimated Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) as the unobservable input. The derivative was recorded as a financial asset in the Group’s Consolidated Statement of Financial Position with the impact from this transaction presented in notes 12(c) and 27(a).
(ii)The PLAO public warrants were valued using a Monte Carlo simulation until Class A ordinary shares and warrants began trading separately on May 4, 2022. From May 4, 2022, through September 30, 2024, the PLAO warrants have been measured using the listed market price. In the fourth quarter of the 2024 financial year, the PLAO public warrants ceased trading on Nasdaq as they did not meet the continued listing requirement of Nasdaq. As of December 31, 2024, the warrants were valued using a Monte Carlo simulation which is a Level 3 fair value measurement.
Contingent consideration payable on acquisition
(i)Kamaroopin business combination
    The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$4.0 million and US$10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$4.7 million and US$7.2 million on acquisition date and December 31, 2024, respectively. The fair value was estimated on acquisition date by projecting future fundraising activity within a 30 month period from acquisition date to estimate the undiscounted contingent consideration payable in accordance with a predetermined range of payments that is based on the level of fundraising and applying a discount rate range to determine the fair value of contingent consideration to be settled in the Company’s Class A common shares by March 2027.
(ii)GPMS business combination
    The Group is required to make a contingent payment, subject to the acquired Aberdeen carve-out funds achieving set revenue targets per the terms of the purchase agreement with a GBP20.0 million cap plus interest on the potential earn-out settlement. The contingent consideration payment (payable in GBP) had a fair value of US$24.1 million and US$25.3 million on acquisition date and December 31, 2024. The fair value was estimated on the acquisition date by projecting revenue target over thirty-four-month period from the acquisition date with the maximum outcome of GBP20.0 million plus interest as potential settlement. The potential earn-out was calculated using unobservable revenue targets and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by April 2027.
(iii)Nexus business combination
    The Group is required to make a contingent payment, subject to the acquired entity achieving set benchmark fees per the terms of the purchase agreement with no cap on the potential earn-out settlement. The contingent consideration payment (payable in COP) had a fair value of US$6.4 million and US$6.1 million on acquisition date and December 31, 2024, respectively. The potential earn-out was calculated using unobservable benchmark fees and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by 2027.

Patria Investments Limited	F-77

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2024, and December 31, 2023:

	Contingent considerations payable (a)	Long term investments at fair value through profit or loss (b)	PLAO Warrant liability	Call options (c)

Fair value of Level 3 financial instruments on December 31, 2022	21,963	24,240	—	6,322
Cumulative translation adjustment	953	—	—	505
Additions	4,707	—	—	—
Changes in fair value *	(9,422)	3,384	—	(3,931)
Fair value of Level 3 financial instruments on December 31, 2023	18,201	27,624	—	2,896

Cumulative translation adjustment	(2,775)	—	—	(393)
Additions	30,445	—	—	791
Derecognition / settlements - VBI	(10,118)	—	—	(2,522)
Transfer from level 1 to level 3	—	—	470	—
Transfer from level 3 to level 2	—	(27,624)	—	—
Change in fair value *	2,874	—	5,673	2,806
Fair value of Level 3 financial instruments on December 31, 2024	38,627	—	6,143	3,578

* Changes in fair value include impact from price risk and/or foreign exchange rate risk
(a)Include contingent consideration payable to sellers of VBI, Kamaroopin, Nexus and GPMS (refer note 21 (b)). The VBI contingent consideration was settled on August 01,2024, with the exercise of the call option.
(b)Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (refer note 12(b)).
(c)Include VBI and Tria Call option to purchase remaining non-controlling interest and other purchased options (refer note 21(d)). The VBI call option was exercised on August 01, 2024.
c.Financial instruments measured at amortized costs
As of December 31, 2024, and December 31, 2023, the recognized values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, gross obligation under put options, consideration payable on acquisitions and lease liabilities. The remainder of financial instruments are considered short-term in nature and the current recognized value approximates its’ fair value.
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

Patria Investments Limited	F-78

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
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
The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. In addition, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large banks with high credit ratings.
Furthermore, accounts receivable balances as of December 31, 2024, and December 31, 2023, consist of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds.
The amounts receivable and project advances as of December 31, 2024, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable (a)	2,992	3,269	337	1,705	2,842	135,980	3,694	104	66,209	16,402	233,534
Project Advances	—	—	—	—	—	2,181	1,883	934	2,579	—	7,577
Total	2,992	3,269	337	1,705	2,842	138,161	5,577	1,038	68,788	16,402	241,111

(a)The balances include US$65.6 million postponed collections of management fees. The postponed balance relates largely to PBPE VI LP. (“PBPE Fund IV”) and Alpha Co-Investment Fund. Renegotiations and postponement of these collections commenced in prior periods and the management fees were recognized as receivable in prior years (refer to note 8).
    The accounts receivable due in 01 to 90 days also include US$59.7 million performance fees for Patria Infrastructure Fund III that was received on February 28, 2025 (refer to note 8).

Patria Investments Limited	F-79

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The amounts receivable and project advances as of December 31, 2023, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable	94,811	4,502	235	822	732	24,180	1,941	140	—	14,900	142,263
Project Advances	—	—	—	—	—	5,729	10,621	1,143	121	1,972	19,586
Total	94,811	4,502	235	822	732	29,909	12,562	1,283	121	16,872	161,849
ii.Liquidity Risk
Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group’s payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.
The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping them available for paying its obligations and reducing its exposure to liquidity risk. In addition, the Group has the option for certain financial instruments to be settled either in cash or through its own equity instruments, Class A common shares.
Expected future payments reflect undiscounted future cash outflows to settle financial liabilities as of December 31, 2024, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total

Suppliers	41,788	—	—	—	—	41,788
Lease payments	897	954	1,054	3,125	26,102	32,132
Loans (a)	6,108	27,429	2,489	57,252	172,301	265,579
Consideration payable on acquisition	24,087	—	—	28,768	88,523	141,378
Contingent consideration payable on acquisition	—	—	—	—	32,455	32,455
Commitment subject to possible redemption (b)	—	—	54,053	—	—	54,053
Gross obligation under put option	—	—	—	—	40,988	40,988
Financial liabilities – energy trading contracts (c)	5,589	3,646	2,768	4,488	1,253	17,744
Client funds payable (d)	18,704	—	—	—	—	18,704
Total	97,173	32,029	60,364	93,633	361,622	644,821
Expected future payments for financial liabilities as of December 31, 2023, are shown below.

Patria Investments Limited	F-80

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total

Suppliers	4,808	—	—	—	—	4,808
Leases	816	680	691	2,110	15,285	19,582
Carried interest allocation	—	—	—	9,352	22,577	31,929
Consideration payable on acquisition	834	684	1,704	7,155	24,652	35,029
Contingent consideration payable on acquisition	—	—	—	—	20,376	20,376
Commitment subject to possible redemption (b)	—	—	187,356	—	—	187,356
Gross obligation under put option	—	—	—	86,944	14,665	101,609
Derivative financial instruments	—	—	—	—	—	—
Client funds payable (d)	17,055	—	—	—	—	17,055
Total	23,513	1,364	189,751	105,561	97,555	417,744

(a)Interest on the revolving credit facility is expected to be settled quarterly whereas interest on term loans is settled bi-annually. Principal values are expected to be settled on maturity.
(b)Future redemptions to be settled with proceeds held in SPAC’s trust account.
(c)The Group has an equivalent of US$25 million in energy contract financial assets which decreases the liquidity risk as the energy trading contracts are settled simultaneously – refer to note 12(c) for the aging of financial assets and liabilities on energy trading contracts.
(d)Settled with proceeds held in Client funds on deposit account (refer note 7).
iii.Market risk
Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, such as interest rate, foreign exchange rate, and security prices. The Group’s policy is to minimize its exposure to market risk.
The marketable securities as of December 31, 2024, and December 31, 2023, consist primarily of mutual fund money markets which reduce the Group’s exposure to market risk and investment funds whose portfolios, dependent on the investment strategy, are composed of product lines as discussed under Segment information (note 3). To manage its price risk arising from investment funds, the Group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the Group.
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
A 10% (2023: 10%) increase in the price of Level 1 and Level 2 long-term investments, with other variables held constant, would have increased the net profit before tax by US$4.9 million (2023: US$3.0 million). A 10% decrease in the price would have had the equal but opposite effect.

Patria Investments Limited	F-81

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Foreign exchange risk
Foreign exchange risk results from a possible change in foreign exchange rates that would affect the finance income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currencies liabilities from its respective denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.
Sensitivity analysis
Interest rate sensitivity
The sensitivity analyses have been determined based on the exposure for floating rate loans at the reporting date. The analysis is prepared assuming the amount of loans outstanding at the reporting date will be outstanding until maturity.

	Net risk Position	Sensitivity to 100bps Increase	Sensitivity to 100bps decrease

Sensitivity of net profit or loss before tax	36,061	(4,911)	4,911
No interest rate sensitivity was performed for December 31, 2023, as no interest-bearing liabilities were outstanding at the time.
*Refer to note 16 in these consolidated financial statements for the loans outstanding as well as the maturity date of each loan.
Currency risk
The sensitivity analysis was based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

As of December 31, 2024	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the year end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD

Cash and cash equivalents	16,381	8,165	5,801,886	38,227,167	8,711	4,298	33,418	2,912
Short term investments	9,015	—	1,211,133	595	—	56,336	59,009	267
Client funds on deposit	—	—	18,612,153	—	—	—	18,704	1,870
Accounts receivable	280,434	1	10,655,062	11,129,539	12,122	159,818	233,534	7,371
Projects Advance	15,075	—	957,783	1,659,138	413	3,288	7,577	431
Deposit/guarantee on lease agreement	88	240	1,187,614	149,008	514	331	2,247	192
Long-term investments	6,540	—	575,532	7,891,367	118	45,643	49,216	357
Client funds payable	—	—	(18,612,153)	—	—	—	(18,704)	(1,870)
Lease liabilities	(37,170)	—	(3,639,862)	(5,710,950)	(4,358)	(6,020)	(22,438)	(1,642)
Suppliers	(127,861)	(261)	(2,133,015)	(4,788,674)	(4,749)	(11,923)	(41,788)	(2,986)
Other financial assets	178,011	—	—	—	—	—	28,747	2,875
Other financial liabilities	(109,517)	—	—	—	—	(6,143)	(23,829)	(1,769)
Loans	—	—	100	341,037	—	227,894	227,971	8
Commitment subject to possible redemption	—	—	—	—	—	(54,053)	(54,053)	—
Gross obligation under put option	97,561	—	—	—	—	2,503	18,258	1,576
Consideration payable on acquisition	(443,089)	—	—	(121,147,698)	(45,319)	(28,747)	(184,597)	(15,585)
Contingent consideration payable on acquisition	(44,673)	—	—	(26,817,201)	(20,206)	—	(38,627)	(3,863)
Net Impact								(9,856)

Patria Investments Limited	F-82

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

As of December 31, 2023:	Balance in each exposure currency						Total Balance USD	Exchange Variation impact considering 10% change in the year end rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	USD
Cash and cash equivalents	7,828	6,491	5,124,224	21,188,621	597	1,558	16,050	1,449
Short term investments	17,204	—	2,308,439	—	—	198,336	204,510	617
Client funds on deposit	—	—	15,027,219	—	—	—	17,055	1,706
Accounts receivable	108,120	38	7,874,868	4,385,717	202	109,599	142,263	3,266
Projects Advance	32,354	—	421,629	1,604,583		12,010	19,586	757
Deposit/guarantee on lease agreement	—	240	1,135,217	149,008	—	427	2,012	160
Long-term investments	3,552	—	213,015	—	180	56,609	57,735	112
Client funds payable	—	—	15,027,219	—	118	—	17,055	(1,706)
Suppliers	(6,285)	244	2,001,294	2,626,609	—	2,865	4,808	(195)
Derivative financial instruments - Assets	15,521	—	—	—	205	—	3,206	320
Derivative financial instruments - Liability	—	—	—	—	—	321	321	—
Commitment subject to possible redemption	—	—	—	—	—	187,356	187,356	—
Gross obligation under put option	395,261	—	—	—	—	—	92,926	3,118
Carried interest allocation	11,854	—	—	—	—	29,481	31,929	(245)
Contingent consideration payable on acquisition	38,773	—	—	—	—	1,020	35,029	(3,401)
Contingent consideration payable on acquisition	88,116	—	—	—	—	—	18,201	(1,820)
Net Impact								4,138

(a)BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling
32Related parties
a.Key management compensation
The amounts paid to directors and officers for their roles as executives for the years ended December 31, 2024, 2023 and 2022 included in “Personnel expenses” are shown below:

	For the years ended December 31,
	2024	2023	2022

Key management compensation	(7,397)	(6,971)	(5,705)
For the year ended December 31, 2024, the Group has accrued US$ 13.2 million (2023: US$ 8.1 million) as bonuses payable to key management. At the end of February 2025, the Group settled the bonuses payable in the form of cash and equity, paying US$6.9 million in cash and US$6.7 million in Class A common shares of the Company.
The Group also accrued US$ 0.8 million (2023: US$ 2.9 million) as a Strategic Bonus payable to key management as described in note 15(b).
The accruals for key management and strategic bonuses provided for are included in “Personnel expenses”.
b.Deferred consideration
As described in note 21(b), deferred consideration is payable to the management of Moneda and CSHG. The deferred consideration payable to Moneda management was finalized and paid for by issuing 2,423,546 Class A common shares on January 31, 2025.
c.Long-term investments
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

Patria Investments Limited	F-83

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

d.Carried interest allocation
As described in note 23(b), up to 35% of the performance fee receivable from certain of the Group’s investment funds are payable to the Group’s employees.
e.Share based incentive plan
As described in note 29(d), the Company has share based incentive plans to provide long-term incentives to certain employees, directors, and other eligible participants in exchange for their services.
f.Lease commitments
Note 21(a) details lease payments made for various office premises and include the following leases with related parties
i.Moneda has a related party entity that was excluded from the Moneda acquisition. As a result, a lease contract was entered into by MAM I and MCB in 2021 and MAGF in 2022 with their related party entity Moneda III SpA (beneficially owned by Moneda’s former partners).
ii.PLATAM leases office space in Brazil from Gestão e Transformação Infraestrutura, a service provider to portfolio companies managed by the Group.
iii.Patria Asset Management leases office space in Medelin, Colombia, from Fondo Inmobiliario Colombia, a fund managed by the Group.
The impact of the abovementioned leases on the consolidated statement of financial position and consolidated statement of profit or loss were as follows:
Consolidated Statement of Financial Position

Related party lease - Santiago	2024	2023	2022

Lease liabilities (current)	803	520	502
Lease liabilities (non-current)	2,854	2,604	3,078

Related party lease - Gestão e Transformação Infraestrutura

Lease liabilities (current)	260	—	—
Lease liabilities (non-current)	1,203	—	—

Related party lease - Fondo Inmobiliario Colombia

Lease liabilities (current)	48	—	—
Lease liabilities (non-current)	707	—	—
Consolidated Statement of Profit & Loss

Related party lease - Santiago	2024	2023	2022

Principal paid	844	538	425
Depreciation of right-of-use assets	785	551	481
Interest on lease liabilities	94	79	73

Related party lease - Gestão e Transformação Infraestrutura

Principal paid	249	—	—
Interest on lease liabilities	122	—	—

Related party lease - Fondo Inmobiliario Colombia

Principal paid	102	—	—
Depreciation of right-of-use assets	48	—	—
Interest on lease liabilities	94	—	—

Patria Investments Limited	F-84

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

g.SPAC
Refer to notes 5(f) and 21(c) for related party transaction with the SPAC.
h.Tria option arrangements
Four directors of Tria hold a 33.33% share of the previously mentioned company. The option arrangements provide the Group with the option to acquire the remaining 33.33% share in the company from these individuals – refer to note 21(d)(iii).
i.Igah option arrangements
Three directors of PILTDA hold a 57.08% share in Igah GP IV. The option arrangements provide the Group with the option to acquire the remaining 57.08% share in the company from these individuals – refer to note 21(d)(ii).
33Events after the reporting period
Acquisition payables
On January 17, 2025, the Group issued 1,246,846 Class A common shares of the company (approximately US$ 14.5 million) to the previous owners of VBI as part settlement of the call option equity consideration payable – refer to note 21(b)(v).
On January 29, 2025, the Group agreed with the previous shareholders of Moneda to settle the outstanding deferred consideration as disclosed under note 21(b)(i) in Class A common shares of the Company. The Group issued 2,423,546 shares on January 31, 2025, settling the outstanding acquisition payable of US$28.7 million.
On February 06, 2025, and as agreed in the share purchase agreement with Aberdeen Inc, the Group paid GBP17 million (approximately US$ 21 million) to the previous owners of GPMS as cash settlement of the net working capital position on the acquisition date.
Bonus share scheme
During February 2025, the Group issued 803,627 Class A common shares of the Company with a value of US$ 9.5 million net of taxes as settlement of the bonus share scheme in place with senior employees of the Group – refer to note 29(d).
Patria Latin American Opportunity Acquisition Corp (“PLAO”)
On March 10, 2025, PLAO received a written notice from the Listing Qualifications Department of Nasdaq indicating that its securities would be subject to suspension and delisting from The Nasdaq Global Market at the opening of business on March 17, 2025, due to non-compliance with IM-5101-2, which requires PLAO to complete a business combination within 36 months of the effectiveness of its IPO registration statement. Nasdaq informed PLAO that a Form 25-NSE will be filed with the SEC, which will remove PLAO’s securities from listing and registration on The Nasdaq Stock Market. Accordingly, the PLAO security is no longer listed on Nasdaq.
During the fourth quarter of 2024, the public warrants in connection with PLAO’s IPO were delisted from The Nasdaq Global Market at the opening of business on November 18, 2024, due to PLAO’s non-compliance with certain Nasdaq Listing Rules.

Patria Investments Limited	F-85

Notes to the consolidated financial statements
As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Dividends
A cash dividend of US$ 0.15 per share for the quarter ended December 31, 2024, was declared by the Board to record holders of common stock at the close of business on February 25, 2025. The dividends of US$ 23.6 million in aggregate were paid on March 17, 2025.
After December 31, 2024, and up until the date of authorization for issuance of the audited consolidated financial statements, there were no further significant events that occurred after the reporting period for disclosure.
* * *
Eduardo Tomazelli
Group Chief Accounting Officer
Ana Cristina Russo
Group Chief Financial Officer
Alexandre T. A. Saigh
Group Chief Executive Officer

Patria Investments Limited	F-86