Form 20-F
period 2025-12-31
Patria Investments Ltd
filed 2026-04-30
CIK 1825570

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________
FORM 20-F
_________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
The number of outstanding shares as of December 31, 2025 was 66,523,122 Class A common shares and 92,945,430 Class B common shares.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Patria Investments Limited ("Patria" or the ''Company'') is a public holding company controlled by Patria Holdings Limited (the “Parent”). The Company and its subsidiaries (collectively, the “Group”) are a private markets investment firm focused on investing globally. All references to “U.S. dollars,” “dollars” or “$” are to the U.S. dollar. All references to IFRS – Accounting Standards are to International Financial Reporting Standards ("IFRS Accounting Standards") issued by the International Accounting Standards Board (“IASB”).
Financial Statements
We maintain our books and records in U.S. dollars, which is both our functional currency and the presentation currency for our consolidated financial statements. Each of our subsidiaries maintains its accounting records in its respective local currency (e.g., Brazilian Real, Chilean Peso, British Pound). See note 5 to our audited consolidated financial statements for more information about our and our subsidiaries functional currency.
We prepare our consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025, in accordance with IFRS – Accounting Standards, as issued by the IASB. Unless otherwise noted, our financial information presented herein for the years ended December 31, 2025, 2024 and 2023 is stated in U.S. dollars, our reporting currency. The consolidated financial information of Patria contained in this annual report is derived from its audited consolidated financial statements as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025, together with the notes thereto. All references herein to “our financial statements,” “our audited consolidated financial information,” and/or “our audited consolidated financial statements” are to Patria consolidated financial statements included elsewhere in this annual report.
This financial information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements, including the notes thereto, included elsewhere in this annual report.
Our fiscal year ends on December 31. References in this annual report to a fiscal year, such as “fiscal year 2025,” relate to our fiscal year ended on December 31 of that calendar year.
Corporate Events
Our operational results and financial information for the historical periods discussed in this annual report reflects the corporate transactions for the years presented. For detailed descriptions see “Item 4. Information on the Company – A. History and Development of the Company”. In addition see Note 33 to our audited consolidated financial statements for the disclosers related to the acquisitions described below:
Credit - Acquisition of Solis Investimentos in Brazil
On November 26, 2025, we announced that we signed an agreement to acquire 51% of Solis Investimentos Ltda. ("Solis Investimentos"), a Brazilian investment manager specializing in the structuring and management of Collateralized Loan Obligations ("CLOs"). The acquisition of Solis Investimentos will add approximately US$3.1 billion of fee earning assets under management ("FEAUM"), in 2026 will increase our total Credit FEAUM by approximately 35%, which we believe to solidify our position as one of the leading Credit platforms in Latin America. The partnership positioned Solis Investimentos for a new cycle of growth by connecting its high-quality credit origination, analysis, and monitoring capabilities to our platform, expanding its access to both local and global capital. The transaction closed on January 2, 2026.
Real Estate - Acquisition of RBR Gestão in Brazil
On December 11, 2025, we announced that we had entered into an agreement to acquire RBR Gestão de Recursos Ltda. ("RBR Gestão"), which holds US$1.3 billion of FEAUM listed Real Estate Investment Trusts (“REITs”). RBR manages 12 funds and post acquisition, we believe that will strengthen our position as one of the leading managers of listed REITs in Brazil, with scale across a variety of strategies, including Office, Logistics, Credit, Multi-Assets and Urban Retail. The transaction closed on February 2, 2026.
Acquisition of WP - U.S. Private Markets
On February 2, 2026, we announced an agreement to acquire WP Global Partners LLC ("WP"), a U.S. based private equity solutions manager focused on the lower-middle-market. The acquisition strengthens our local presence and investment capacity in North America and supports increasing global investor demand for middle-market private equity exposure.
Founded in 2005, WP operates from two offices in New York and Chicago and has a team of 30 employees, supported by a team of more than ten experienced investment professionals. Integrating WP’s capabilities and team expands our U.S. presence, investment and fundraising capabilities, complementing our established Private Equity Solutions business and advancing our global diversification strategy. The transaction closed April 1, 2026.

Patria Investments Limited	1

Corporate Structure and Ownership
As of December 31, 2025, we had a total of 159,468,552 common shares issued and outstanding, consisting of 92,945,430 Class B common shares and 66,523,122 Class A common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
The following chart shows a significant component of our corporate structure and equity ownership as of April 29, 2026, after giving effect to our corporate reorganizations, acquisitions and business combinations. This chart is provided for illustrative purposes only and does not show all of the legal entities:

Patria Investments Limited	2

Special Note Regarding Non-GAAP Financial Measures
This annual report presents our Fee Related Earnings and Distributable Earnings information, which are Non-GAAP measures. A Non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS – Accounting Standards measure.
Fee Related Earnings
Fee Related Earnings (“FRE”), is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis and not subject to future realizations. FRE is calculated as net revenue from management fees, net revenue from incentive fees, net revenue from advisory and other ancillary fees and related taxes, less personnel expenses including rewards and bonus paid in cash and general and administrative expenses, adjusted for amortization of brands, and amortization of placement agents’ fees, excluding the impacts of share-based incentive plan, consideration payable on post acquisition adjustments, transaction costs, and other nonrecurring expenses related to M&A or restructuring. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they do not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.
Distributable Earnings
Distributable Earnings (“DE”), is used to assess our performance and capabilities to distribute dividends to shareholders and reinvest in the company. DE is calculated as net revenue from management fees, net revenue from incentive fees, net revenue from advisory and other ancillary fees and related taxes, less personnel expenses and general and administrative expenses, adjusted for amortization of brands, and amortization of placement agents’ fees, excluding the impacts of share-based incentive plan, consideration payable on/post acquisition adjustments, transaction costs, and other nonrecurring expenses related to M&A or restructuring. Additionally, we reduce current income tax expense, plus net revenue from performance fees, net financial income/(expenses), and other income/(expenses) adjusted to exclude transaction costs, changes to fair value adjustments on contingent consideration payable, gross obligation adjustments, options, unrealized results on warrants liability, SPAC (Professional services and share issuance expenses), non-controlling interest.
We believe FRE and DE are useful to investors because they provide additional insight into the operating profitability of our business and our ability to cover direct base compensation and operating expenses from total fee revenues, as well as our ability to distribute earnings. These metrics exclude the effect of non-cash items and transaction-related costs associated with acquisitions, helping isolate recurring and operating results that more closely reflect the economics of managing third-party capital and generating fee-based earnings. FRE and DE are derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations” for our reconciliation of FRE.
FRE and DE are measures of profitability and have certain limitations in that they do not take into consideration certain items included under IFRS – Accounting Standards. Such measures may not be comparable to similarly titled measures used by other companies and is not a measure of performance calculated in accordance with IFRS – Accounting Standards. FRE and DE should not be considered in isolation or as a substitute for net income or other income data prepared in accordance with IFRS – Accounting Standards. The use of such measures without consideration of related IFRS – Accounting Standards measures is not adequate due to the adjustments described above. Our management uses FRE and DE as supplemental measures to IFRS – Accounting Standards results, to provide additional understanding of our performance as management measures it. A reconciliation of FRE and DE to their respective most directly comparable IFRS measure of net income before income tax can be found in “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations”.
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
Market Share and Other Information
This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain financial services industry forecast data used in this annual report were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the United States Securities and Exchange Commission website) and financial services industry publications. We obtained the information included in this annual report relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the financial services industry prepared by official public sources, such as the Brazilian Central Bank, the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”), the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (“IBGE”), the Brazilian Power Research Company (Empresa de Pesquisa Energética), the Brazilian Association of Food Industries (Associação Brasileira da Indústria de Alimentos), the Bank for International Settlements, DERA/SEC, the Center for Advanced Studies on Applied Economics (Centro de Estudos Avançados em Economia Aplicada) (“CEPEA”), the Luiz de Queiroz Agriculture College (Escola Superior de Agricultura Luiz de Queiroz) (“ESALQ”), the Federal Reserve, the International Monetary Fund, the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados) (“SUSEP”), the Organization for Economic Co-operation and Development (“OECD”), the World Bank, as well as private sources, such as the Alternative Credit Council, the Brazilian stock exchange (B3 S.A.—Brasil, Bolsa, Balcão) (“B3”), Bain & Company, Boston Consulting Group (“BCG”), CAIA Association, Cambridge Associates, Campden Wealth, the Economist Intelligence Unit (“EIU”), Ernst & Young (“EY”), the Financial Times newspaper, Greenhill, Hamilton Lane, ILOS—Logistics and Supply Chain Specialists, KPMG, McKinsey, Morningstar, Morgan Stanley, Oliver Wyman, Platform research, Preqin (global data and analytics provider that specializes in the alternative assets industry), PricewaterhouseCoopers (“PwC”), Reuters, The Bertelsmann Stiftung’s Transformation Index (“BTI”), the Brazilian Private Equity and Venture Capital Association (Associação Brasileira de Private Equity e Venture Capital) (“ABVCAP”), the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) (“ANBIMA”), the Brazilian Association of Pension Funds (Associação Brasileira das Entidades Fechadas de Previdência Complementar) (“ABRAPP”), the Brazilian Economic Institute of Fundação Getúlio Vargas (Instituto Brasileiro de Economia da Fundação Getúlio Vargas) (“FGV/IBRE”) among others.
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
Portfolio Companies
In this annual report, we make reference to our "Portfolio Companies". In this context, Portfolio Companies refers to the operating companies and other entities in which the investment funds and investment vehicles that we manage hold equity or debt interests. Accordingly, they are not our subsidiaries and not consolidated in our financial statements. Our economic exposure to these entities is limited to the fees that we may earn from the performance of the funds that invest in them.
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
•general economic, financial, political, demographic and business conditions worldwide including as a result of the conflict between Russia and Ukraine, war in Iran and disruption to the Strait of Hormuz, conflict between Israel and Hamas and with respect to the 2026 U.S. military and economic intervention in Venezuela in Latin America, and elsewhere where military action occurs, which may result in, among other things, global security issues that may adversely affect international business and economic conditions, and economic sanctions which may impact the global economy;
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
•macroeconomic and political conditions in countries in Latin America, the implementation of tariffs, disruptions in trade with China, the United States, in Europe, or other countries, tax reform and natural disasters such as earthquakes and floods in the region;
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
•the impact of an outbreak, pandemics, epidemics and similar crises, on general economic and business conditions in Latin America, in Europe and globally, and any restrictive measures imposed by governmental authorities in response thereto;
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
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
Summary of Risk Factors
An investment in our Class A common shares is subject to a number of risks, including those relating to our business and industry, the countries in which we operate, the activities of our managed funds and their Portfolio Companies, and risks relating to our Class A common shares. The following list summarizes some, but not all, of the principal risks we face. Please carefully read the information in the section entitled “Detailed Risk Factors” for a more thorough description of these and other risks before making an investment decision.
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

Patria Investments Limited	6

•The ongoing military conflicts in Europe and the Middle East, including hostilities involving Iran that commenced in early 2026, continue to heighten global economic and political uncertainty. Any escalation of these conflicts, including disruptions in energy markets and global supply chains, could adversely impact regions where we do business, Portfolio Companies of the funds we manage, and our energy trading business, increasing operational, compliance, and liquidity risks. A period of economic slowdown, which may be across one or more industries, sectors or geographies, could contribute to adverse operating performance for certain of our funds’ investments, which would adversely affect our operating results and cash flows.
•Changes to U.S. trade policy, tariffs and import/export regulations may adversely affect our operating results. Although the majority of our Portfolio Companies serve local or regional markets and we do not currently expect a material direct impact, trade policy actions could adversely affect macroeconomic conditions in the regions in which we operate, negatively impacting portfolio performance, fund-level returns, liquidity, and our fee-related revenues.
•Volatility in capital markets, tightening credit conditions, and intense industry competition could impair our ability to raise and deploy capital, exit investments, and maintain fee levels, which may materially reduce our assets under management, revenues, and ability to pay dividends. If we cannot make the necessary investments to keep pace with rapid developments and change in our industry, the use of our services could decline, reducing our revenues. The revenues that we earn are driven in part by the pace at which our funds make investments and the size of those investments, and a decline in the pace or the size of such investments may reduce our revenues.
•Our Class A common shares may experience significant volatility due to factors that are difficult to predict. The market price of our Class A common shares may be adversely affected by variables such as our fundraising activity, FEAUM, net income, and the performance of our funds. These factors can fluctuate meaningfully and are inherently difficult to forecast on a quarterly basis. Although these metrics may exhibit greater predictability on an annual basis, such longer‑term visibility does not mitigate the potential for short‑term volatility in the trading price of our Class A common shares.
•In addition to traditional physical and transitional risks, climate change can create other risks that are gaining increasing social, regulatory, economic and political relevance globally. Our efforts may not be successful in mitigating the climate-related risks arising from the increased focus, pace, breadth, and depth of regulatory expectations requiring implementation in short time frames across multiple jurisdictions and from changes in public policy, laws, and regulations of climate change and related environmental sustainability matters, which could affect investments strategies, risk profiles and expected returns of investments made by our funds.
•Climate‑related regulatory frameworks, including emerging disclosure, taxonomy and due‑diligence requirements, may also increase our compliance costs, create operational burdens, or require adjustments to our investment processes. In addition, our Portfolio Companies may face increased scrutiny regarding their greenhouse gas emissions, climate transition plans, and resilience to physical climate risks, which could adversely affect their performance, valuations, or access to financing.
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
•We face actual and potential conflicts of interest across our business as we expand into new strategies and markets, which also introduces new regulatory, operational, and financial risks.
•We are subject to extensive and rapidly developing regulations globally, including those relating to data privacy, environmental and social impacts (ESG), and potential application of the U.S. Investment Company Act and Investment Advisers Act.
•Changes in international tax frameworks, local tax reforms, adverse interpretations by tax authorities, or our potential classification as a Passive Foreign Investment Company ("PFIC") could adversely impact our effective tax rate.
•We are subject to substantial litigation risks, and poor performance of our funds could obligate us to repay performance allocations previously paid to us.

Patria Investments Limited	7

•Our due diligence process may not reveal all relevant facts, and our funds invest in illiquid assets and rely heavily on third-party service providers, exposing us to counterparty risks.
•If we fail to maintain effective internal controls over financial reporting, we may be unable to accurately report our results or meet our reporting obligations.
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
•Political and social instability, including recent diplomatic conflicts in Venezuela and uncertainties surrounding upcoming elections in Chile, may adversely impact our business, Portfolio Companies, and the economies in which we operate.
Certain Factors Relating to Our Class A Common Shares
•The dual class structure of our share capital, with a ten-to-one voting ratio between our Class B and Class A common shares, concentrates voting control with Patria Holdings (which represents approximately 82.3% of the voting power). This controls all matters requiring shareholder approval and limits your ability to influence corporate matters. We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and, separately, a duty of care, diligence and skill to the company.
•As a foreign private issuer, we have different disclosure requirements than U.S. domestic registrants, and losing this status would require us to incur significant expenses to comply with the U.S. domestic reporting regime.
•We are subject to the Cayman Islands Economic Substance Act, and failure to satisfy its requirements could result in penalties or require changes to our operations.
Detailed Risk Factors
Certain Factors Relating to Our Business and Industry
The ongoing military conflicts in Europe and the Middle East may have repercussions on the world’s geopolitical and economic scenario
The ongoing conflict between Russia and Ukraine and in the Middle East continue to contribute to heightened global economic and political uncertainty. Governments in the U.S., U.K., and EU have imposed export controls and financial and economic sanctions on certain industry sectors and individuals in Russia. Additional or expanded controls and sanctions could be enacted in the future.

Patria Investments Limited	8

We do not have a physical presence in Russia or Ukraine, and our direct exposure is not material. However, certain of our investors may have personnel or beneficial owners included on international sanctions lists, and certain of our funds hold indirect minority stakes in assets that might be subject to restrictions under U.S. or other sanctions regimes. These investments represent a de minimis share of assets under management.
In late February 2026, the United States and Israel launched significant military operations against Iran, and Iran has responded with retaliatory actions in the region. Any continuation or expansion of hostilities involving Iran, including broader regional conflict, additional sanctions, disruptions in energy markets or shipping routes, or heightened volatility in global financial markets, could adversely affect global economic conditions and the markets in which we operate. Additionally, conflict in the Middle East, and the resulting disruption of transit through the Persian Gulf and the Strait of Hormuz, continues to disrupt global supply chain flows and impact fuel prices.
Any escalation or expansion of these conflicts, including disruptions arising from energy-related sanctions and disruption or a global energy crisis resulting from restrictions on energy exports, could adversely impact certain regions where we do business and certain Portfolio Companies of the funds we manage. We are also susceptible to adverse developments arising from these geopolitical events due to our energy trading business. Sanctions‑related restrictions on commodities, constraints on cross‑border energy flows, and increased volatility in global energy markets could affect trading conditions, counterparty exposures, and hedging strategies, and may increase operational, compliance, and liquidity risks across our trading activities.
Changes to U.S. trade policy, tariff and import/export regulations may adversely affect our operating results.
The U.S. government has indicated its intent to adopt a new approach to trade policy, which may include the imposition or consideration of tariffs on certain foreign goods and the renegotiation or potential termination of existing trade agreements. Changes in U.S. or global trade policy, tariffs, and trade sanctions could increase costs, disrupt supply chains, reduce demand, and heighten global trade tensions affecting the economies in which we operate. Furthermore, changes in U.S. trade policy could result in other countries adopting retaliatory trade policies.
The majority of our Portfolio Companies serve local markets or regional markets, and as a result, we do not currently expect these developments to have material direct impact on our operations. However, this assessment is based on current portfolio composition and market conditions, which are subject to change. Trade policy actions could adversely affect macroeconomic conditions in the regions in which we operate and in which our Portfolio Companies conduct business. Adverse macroeconomic conditions resulting from changes in trade policy – such as economic activity, shifts in cost structures, or disruptions in cross‑border trade - could negatively impact portfolio performance, fund‑level returns, liquidity and our fee‑related revenues.
Governments have a high degree of influence in Brazil, Chile, Colombia and the other markets in which we operate. The effects of this influence and political and economic conditions could harm us and the trading price of our Class A common shares.
Governments in Brazil, Chile, Colombia, and the other markets in which we operate frequently exercise significant influence over their respective economies through monetary and fiscal policies, including changes in interest rates, tax, wage and price controls, foreign exchange rate controls, capital flow controls, and import and export restrictions. These government actions can affect economic growth, inflation, currency volatility, and overall market stability.
Political crises in Brazil – such as corruption investigations including Operação Lava Jato - have historically contributed to economic deceleration, heightened securities market volatility, diminished investors’ confidence and disrupted capital market. The market for securities offered by companies with significant operations in Brazil, Chile, Colombia and other Latin American countries is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets. We cannot predict whether ongoing or future investigations or policy shifts will lead to further instability.
Our operations and investments are also subject to broader political risks inherent in emerging markets, including nationalization, expropriation, changes in complex regulatory frameworks and limitations on foreign ownership or investments. Any of these developments could adversely affect the performance and valuation of our Portfolio Companies, impair capital deployment, and negatively impact our assets under management, fee revenues, and overall financial results.

Patria Investments Limited	9

Volatility in capital markets and constraints on liquidity could impair our ability to raise and deploy capital, exit investments, and meet our financial obligations, each of which could materially reduce our revenue and adversely affect our financial condition.
Volatility caused by political, market, or economic conditions can materially hinder the initiation of new, large-sized transactions and, together with volatility in equity and debt valuations, may adversely impact our operating results.
Mark-to-market valuations of our funds’ investments are subject to fluctuations driven by broader market conditions and uncertainty regarding governmental policy on tax, financial services regulation, international trade, and other matters. These fluctuations may result in volatility in fund net asset values and may cause variability in the revenue, earnings, and cash flow we report from period to period. Such fluctuations can also affect the timing and magnitude of carried interest recognition, management fees tied to net asset values, and the fair‑value measurement of investment holdings with the corresponding effects on our results.
A significant contraction or sustained weakening in the debt financing market — including higher equity requirements, more restrictive covenants, or reduced access to high-yield debt markets — could have a material adverse impact on our and our funds’ ability to complete acquisitions, refinance existing portfolio company debt, or exit investments at attractive valuations. Such a condition could also delay deployment, increase cost of capital, and negatively affect portfolio‑company performance.
Adverse developments affecting financial institutions, such as the bank failures observed in 2023 (including Silicon Valley Bank), have previously contributed to broad liquidity dislocations, reduced bank lending appetite and increased counterparty risk across the financial system. Similar events in the future could generate renewed stress in credit markets, disrupt syndication activity, and constrain the availability of leverage for private‑market transactions.
More broadly, any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable terms, including systemic limitations on access to credit and liquidity sources. Sustained stress in the financing market could therefore reduce investment activity, impair the operating performance and valuation of our Portfolio Companies, and adversely affect our financial results, including lower performance-based fee realizations.
In addition, we have liquidity requirements at a corporate level, including cash needed to fund operating expenses, seed new investment strategies, satisfy fund capital commitments to existing and future funds and service contingent liabilities. Our ability to meet these liquidity requirements depends on timing and availability of cash flows from management and performance fees, as well as cash from external financing. If our liquidity requirements exceed our available liquid assets, we may be forced to defer or scale back strategic investments, sell assets or raise capital on unfavorable terms.
Adverse market or economic conditions may affect our funds or their Portfolio Companies’, cash generation and ability to renew indebtedness or find alternate financing, including delaying of investment realizations and deployment, and management and performance fees. To the extent such conditions may reduce or defer cash available at corporate level, our ability to continue to pay dividends or to pay at historical levels could be affected.
Our business depends in large part on our ability to raise capital from third-party investors. A failure to raise capital from third-party investors on attractive fee terms, or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect carried interest, which would materially reduce our revenue and cash flow and adversely affect our financial condition.
Our asset management business depends on our ability to raise capital from third-party investors. In periods of elevated interest rates, risk‑off market sentiment, or broader macroeconomic uncertainty, it may be more difficult to raise new capital for our funds, particularly in strategies targeting local investors. An investment in a limited partner interest in an alternative investment fund is generally more illiquid and the returns on such investment may be more volatile than an investment in securities for which there is a more active and transparent market. In periods of positive markets and low volatility, for example, investors may favor passive investment strategies such as index funds over our actively managed investment vehicles. Similarly, during periods of high interest rates, investors may favor investments that are generally viewed as producing a risk-free return, such as treasury bonds, over investments in our products, particularly if the spread between the products declines. Alternative investments could also fall into disfavor because of concerns about liquidity and short-term performance. In particular, such concerns could be exhibited by public pension funds, which have historically been among the largest investors in alternative assets.

Patria Investments Limited	10

Furthermore, institutional investors have generally been exerting greater pressure to reduce management and investment fees, whether through direct reductions, fee-holiday structures, deferrals, rebates, or other negotiated concessions. Competitive fundraising dynamics may further intensify these pressures. A failure to successfully raise capital, or a reduction in fee terms, could materially reduce our revenue and cash flow. Moreover, if our funds are unable to deploy capital at a pace sufficient to offset realizations, fee-related revenues may decline due to lower invested capital or lower fee‑earning AUM. Reduced deployment levels may also delay fee commencement for new vintages or new strategies, affecting the timing and predictability of management‑fee revenue.
Our funds invest in illiquid assets for which there is little or no market activity, and the fair value of such investments involves significant management judgment. Realizations at lower values than those reflected in prior fund net asset values would result in reduced gains or losses, a decline in asset management fees, and the reduction of performance allocations.
Rising interest rates coupled with equity and credit market volatility may make it more difficult to find attractive exit opportunities, extend holding periods, or constrain the availability of strategic buyers and financing sources. Prolonged market dislocation may also limit liquidity for secondary sales or delay monetization, negatively affecting fund‑level returns, fee‑earning assets under management, and the timing and predictability of our revenues and cash flows.
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
Furthermore, in order for us to successfully compete and grow, we must attract, recruit, develop and retain the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. While we have a number of senior executives and other key personnel who have substantial experience with our operations, we must also develop our personnel to provide succession plans capable of maintaining continuity in the midst of the inevitable unpredictability of human capital. However, the market for qualified personnel is competitive, and we may not succeed in recruiting additional personnel or may fail to effectively replace current personnel who depart with qualified or effective successors. We must continue to hire additional personnel to execute our strategic plans. Our effort to retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Despite the existence of multiple long term compensation and career development programs in place, we cannot assure you that our qualified employees will continue to be employed by us or that we will be able to attract and retain qualified personnel in the future and the failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.
The asset management business is highly competitive with numerous competitors with greater resources
The asset management business is highly competitive with a large number of both local and international managers, many of which have greater scale and capital resources. Competition in the industry is intense across a variety of dimensions including, but not limited to, investment performance, the quality of service provided to clients, product and asset class offerings and expertise, fees and fund terms, geographic focus, brand recognition and business reputation.

Patria Investments Limited	11

Furthermore, if we are unable to attract new clients or retain existing clients, our assets under management and revenues, earnings, and cash flows could decline, impacting our ability to support our investment teams and investment products, and adversely impacting our ability to service our clients, further impacting our ability to attract new investors.
We compete for investments as well as investor capital with a large number of other entities, including but not limited to various regional and global traditional and alternative asset management firms, to commercial banks, investment banks, sovereign wealth funds, as well as corporate and private investors. Additionally, developments in financial technology, or fintech, such as Artificial Intelligence (AI), and distributed ledger technology, or blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors serve to increase our competitive risks:
•many of our competitors may have greater financial resources with which to invest in their business, retain staff, create or acquire new strategies, and reinvest in the infrastructure of their business;
•competitors' investment performance may be superior to that of our investment products and/or may have lower fee structures;
•investor demand for the types of investment products and strategies we offer may diminish due to factors outside our control such as shifting geopolitical, economic and macro factors;
•some of our competitors may have greater access to a variety of funding sources, allowing them to pursue and take advantage of a wider range of investment opportunities;
•some competitors may operate in jurisdictions with less regulation and greater flexibility to undertake and execute certain businesses or investments;
•as we look to expand the global and regional reach of our business, many competitors may have greater investment expertise, infrastructure and scale in the regions and investment strategies in which we seek to expand;
•some of our competitors may adopt new technologies and expand capabilities more rapidly, providing them with competitive advantages in terms of operating efficiency and/or investment performance and new product offerings;
•barriers to entry in the investment management industry tend to be low;
•some of our competitors for certain investments may, as corporate buyers, be able to achieve synergistic cost savings with respects to an investment, which may provide them with a competitive advantage in bidding for an investment;
•the highly competitive nature of the industry means it may be difficult to retain and recruit talented investment professionals and employees if other managers have greater resources and/or are willing to pay a higher level of compensation and benefits or otherwise provide a more attractive work environment.
Investor investment preferences can change over time in response to shifting asset allocation objectives, macroeconomics, geopolitics and other factors outside of our control.
There is a risk that our fees and fund fees in the alternative investment management industry will decline as return profiles shift over time, new products and strategies are developed, new competitors emerge, and overall competitive dynamics of the industry change, including a greater number of competitors who seek to compete on price and costs.
Our organizational documents do not limit our ability to enter into new lines of businesses, and expansion into new investment strategies, markets, lines of business may introduce new risks and uncertainties into our business.
Our plan is to continue to grow our investment businesses and expand into new investment strategies, asset classes, and geographic markets. Our organizational documents do not limit us to the investment management business and we have pursued and may continue to pursue growth through the acquisition of investment management companies, as well as other businesses, in addition to various other strategic initiatives such as, but not limited to, joint ventures and/or majority or minority stakes in various businesses. To the extent we make strategic investments or acquisitions, or undertake other strategic initiatives such as entering a new line of business, our business will potentially face a variety of additional risks and uncertainties, including risks associated with (1) the required investment of capital and other resources, (2) the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, (3) the diversion of management’s attention from our core businesses, (4) the assumption of the liabilities of any acquired business, (5) the disruption of our existing businesses, (6) the complexity of combining or integrating operational and management systems and controls, (7) compliance with additional regulatory requirements and (8) the broadening of our geographic footprint, including the risks associated with conducting operations in several jurisdictions.

Patria Investments Limited	12

Entry into new lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may have the potential to lead to increased litigation, as well as higher levels of tax and regulatory risk. For example, we have undertaken business initiatives to offer credit funds and publicly-traded real estate funds (known in Brazil as a Fundo de Investimento Imobiliário, or “FII”) and to increase the number and type of investment products we offer to family offices and high net worth individuals. These activities have and will continue to impose additional compliance burdens on us and could also subject us to enhanced regulatory scrutiny and expose us to greater reputational and litigation risks. In addition, if a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations or to successfully overcome the challenges we may face in expanding into new businesses our results of operations will be adversely affected. Our strategic initiatives may include, among other things, initiatives seeking to expand our and our Portfolio Companies’ management and operational capabilities, and entry into joint ventures, which may require us to be dependent on, and subject us to liability, losses or reputational damage relating to, systems, controls and personnel that are not under our control.
If we are unable to consummate or successfully integrate new business initiatives, including acquisitions or joint ventures, we may not be able to implement our growth strategy successfully.
Our growth strategy is based, in part, on the selective internal development of new investment solutions as well as the acquisition of complementary investment strategies and investment managers and related businesses which we believe will be additive to our financial results and growth over time. The success of this strategy will be dependent upon a variety of factors including, but not limited to: (1) the availability of suitable acquisition opportunities and our ability to negotiate acceptable transaction terms, (2) the level of competition from competitors, many of which may have greater financial resources and/or superior investment performance and other attributes, (3) our ability to successful identify new business initiatives, build the necessary infrastructure, and fund new product development, (4) our ability to obtain the requisite approvals and licenses from the relevant governmental authorities and to comply with applicable laws and regulations without incurring undue costs and delays, (5) our ability to identify and enter into mutually beneficial relationships with venture partners, and (6) our ability to generate attractive investment returns in both existing and acquired investment strategies. Moreover, even if we are able to identify and successfully complete an acquisition, we may encounter unexpected difficulties or incur unexpected costs associated with integrating and overseeing the operations of the new businesses. If we are not successful in implementing our growth strategy, our business, financial results and the market price for our Class A common shares may be adversely affected.
Changes in relevant tax laws, regulations or treaties or an adverse interpretation of these items by tax authorities could adversely impact our effective tax rate and tax liability.
All jurisdictions in which we operate have enacted transfer pricing rules, and tax authorities globally continue to increase scrutiny of cross-border transactions and related-party arrangements. Ongoing developments in international tax frameworks – such as changes in tax laws, regulations, administrative guidance, or bilateral or multilateral treaties — could adversely impact our deductibility of expenses, allocation of taxable profits and taxation of our legal entities, funds and Portfolio Companies. For further details, see “Item 5 Operating and Financial Review and Prospects—A. Operating Results” and the notes to our audited consolidated financial statements included elsewhere in this annual report.
Adverse interpretations or enforcement positions taken by tax authorities, including those related to transfer pricing, permanent establishment, withholding taxes, indirect taxes, or controlled‑foreign‑corporation rules, could result in increased tax liabilities, higher compliance costs, or protracted tax disputes. Any such developments could materially impact our effective tax rate, cash tax obligations, and financial results.
Our effective tax rate and tax liability is based on the application of current income and revenues tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner in which they apply to us and to the funds and other investment vehicles we manage is sometimes open to interpretation. Furthermore, applicable tax authorities may have differing interpretations and guidance with respect to certain tax matters specific to the industry in which we operate (including multi-jurisdictional aspects). Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Although management believes its application of current laws, regulations and treaties to be correct and sustainable upon examination by the tax authorities, the tax authorities could challenge our interpretation resulting in additional tax liability or adjustment to our income and revenues tax provision that could increase our effective tax burden.

Patria Investments Limited	13

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

Patria Investments Limited	14

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
Our business is highly dependent on information systems, technology infrastructure, and third‑party service providers, and cybersecurity incidents, system failures, or other disruptions could result in data loss, business interruptions, regulatory actions, reputational harm, and financial losses, which could have a material adverse effect on our business and results of operations.
Our operations rely extensively on the availability, reliability, and security of our information systems and technology infrastructure, including our financial, accounting, communications, and other data processing systems. We also depend on external service providers for certain critical aspects of our business, including fund administration, market information and data, technology platforms, data centers, processing, and other supporting functions, many of which are cloud‑based. In addition, the continued operation of our multiple offices across several countries, as well as the infrastructure supporting those locations, is critical to our day‑to‑day business activities and may bring conflict across jurisdictions, and impose strict requirements on data collection, use, storage, transfer and reporting.
These systems and service providers are subject to a variety of risks, including cybersecurity incidents, system outages, processing errors, service disruptions, capacity limitations, natural disasters, acts of terrorism, vandalism, sabotage, and other events beyond our control. We face ongoing and evolving data privacy risks and cybersecurity threats, which have increased in frequency and sophistication and, in some instances in the past, have included attempts to gain unauthorized access to our proprietary or confidential information, destroy or manipulate data, disrupt or degrade systems, or divert or steal funds. These threats may arise from a wide range of sources, including cybercriminals, nation‑state actors, hacktivists, or insider actions, whether malicious or inadvertent. As an alternative asset management firm, we hold significant amounts of sensitive and confidential information relating to our investors, funds, Portfolio Companies, and potential investments, which may increase our exposure to these risks. Moreover, the integration or use of artificial intelligence (“AI”) in our or our third‑party service providers’ operations may introduce new or unforeseen cybersecurity risks and challenges. For additional information regarding our cybersecurity risk‑management framework and incident‑response processes, see “Item 16K. Cybersecurity”.
Failures, vulnerabilities, or disruptions affecting our systems or those of our third‑party service providers—whether resulting from a cyberattack, failure to timely update or enhance systems, an inability to accommodate business growth, or an interruption in services or facilities—could result in the loss, misuse, or unavailability of data; interruptions to our operations; increased operational and remediation costs; liability to our funds, investors, employees, or counterparties; litigation; and damage to our reputation. Our disaster recovery and business continuity plans may not be adequate to address all such risks, and insurance coverage or other safeguards may be unavailable or insufficient to fully offset the resulting losses.
We are subject to a growing number of laws and regulations across multiple jurisdictions relating to cybersecurity, data privacy, and the protection of personal information, including requirements to notify affected individuals and regulators of certain data breaches, which impose increasing time, resources, and compliance costs. Any failure to comply with these requirements, or to provide timely and appropriate notifications, could result in regulatory investigations, fines, penalties, enforcement actions, negative publicity, and a loss of confidence by investors and clients. In addition, our Portfolio Companies also rely on secure data processing and information systems, and a compromise or disruption of those systems could adversely affect their operations and reduce the value of our investments. Certain Portfolio Companies or assets, including strategic or infrastructure assets or those operating in jurisdictions with less developed legal protections for data and intellectual property, may face heightened risks of theft, compromise, or government‑mandated restrictions, which could further increase our exposure to these risks.

Patria Investments Limited	15

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
We, the funds we manage, and their Portfolio Companies are subject to various risks and costs associated with the collection, processing, storage and transmission of personally identifiable information (“PII”), and other sensitive and confidential information. This data is wide ranging and relates to our investors, employees, contractors and other counterparties and third parties. Our compliance obligations include those relating to the Cayman Islands Data Protection Act and Brazilian laws such as the Brazilian General Personal Data Protection Law (Lei Geral de Proteção de Dados Pessoais) ("LGPD"), a comprehensive personal data protection law establishing general principles and obligations that applies across multiple economic sectors and contractual relationships and Brazilian bank secrecy laws, as well as obligations relating to data collection and privacy laws in jurisdictions in which we operate, including, for example, the GDPR in Europe, the Data Protection Act in the UK, the Hong Kong Personal Data (Privacy) Ordinance, and equivalent laws in other countries such as Dubai, Colombia, Uruguay, United States, Chile, among others.
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

Patria Investments Limited	16

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
Moreover, the financial services industry continues to be subject to heightened scrutiny, and regulators are focusing attention on alternatives. In that connection, in recent years the SEC’s stated examination priorities have included, among other things, private equity firms’ disclosure and collection of fees and allocation of expenses, their marketing and valuation practices, allocation of investment opportunities, prevention of insider trading, and policies and procedures with respect to conflicts of interest and compliance measures customized to the actual circumstances. We are regularly subject to requests for information and informal or formal investigations by regulatory authorities with which we routinely cooperate, and which have included review of historical practices that were previously examined. Such investigations have previously and may in the future result in deficiency letters, penalties and other sanctions.
Actions and initiatives by regulators can have an adverse effect on our financial results, including as a result of the imposition of a sanction, a limitation on our or our personnel’s activities, or changing our historic practices. Even if an investigation or proceeding did not result in a sanction or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.
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
Political developments in Latin America, including government deadlock, material changes to the constitution, political instability and civil strife could impact our operations and have a material adverse effect on our business, financial condition, and results of operations. For instance, on January 3, 2026, the United States launched a series of strikes against Venezuela and captured and removed former President Maduro and his wife, Cilia Flores, from the country. Following the U.S. strikes, Venezuela announced a state of national emergency, and the Vice President, Delcy Rodriguez, has been elevated to the Presidency of Venezuela.

Patria Investments Limited	17

We rely on complex exemptions from statutes in conducting our asset management activities.
We regularly rely on exemptions from various requirements of the U.S. Securities Act of 1933, as amended (the “Securities Act”), the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), the Commodity Exchange Act and the U.S. Employee Retirement Income Security Act of 1974, as amended, in conducting our asset management activities. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If for any reason these exemptions were to become unavailable to us, we could become subject to regulatory action or third-party claims and our business could be materially and adversely affected. For example, the “bad actor” disqualification provisions of Rule 506 of Regulation D under the Securities Act ban an issuer from offering or selling securities pursuant to the safe harbor rule in Rule 506 if the issuer or any other “covered person” is the subject of a criminal, regulatory or court order or other “disqualifying event” under the rule which has not been waived. The definition of “covered person” includes an issuer’s directors, general partners, managing members and executive officers; affiliates who are also issuing securities in the offering; beneficial owners of 20% or more of the issuer’s outstanding equity securities; and promoters and persons compensated for soliciting investors in the offering. Accordingly, our ability to rely on Rule 506 to offer or sell securities would be impaired if we or any “covered person” is the subject of a disqualifying event under the rule and we are unable to obtain a waiver. The requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors in our investment funds and are not designed to protect the holders of our Class A common shares. As a result, they may restrict our activities and impose substantial compliance and operational burdens.
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
Furthermore, global sustainability disclosure standards are rapidly evolving following the creation of the International Sustainability Standards Board ("ISSB") and the issuance of IFRS S1 – General Requirements for Disclosure of Sustainability‑related Financial Information and IFRS S2 – Climate‑related Disclosures. The voluntary adoption of these standards began in January 2024, and mandatory adoption is scheduled for January 2026. This global shift may significantly increase the level of detail, structure, and consistency expected by investors — including public pension funds — regarding how sustainability‑related risks and opportunities affect enterprise value.

Patria Investments Limited	18

In addition, the ISSB has already initiated new standard‑setting projects — expected to evolve into future IFRS S3, S4 and potentially others — covering biodiversity, ecosystems, and nature‑related risks and opportunities, as confirmed during the ISSB meeting held on January 28, 2026. These emerging standards may expand reporting obligations beyond climate to additional environmental and social dimensions, increasing both the breadth and granularity of required disclosures for investment managers and private equity sponsors.
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

Patria Investments Limited	19

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
In recent years, regulatory authorities across various jurisdictions, have increasingly focused on enhancing and enforcing anti-bribery laws. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the anti-bribery laws or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial position or the market value of our Class A common shares.
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

Patria Investments Limited	20

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
We Face Actual and Potential Conflicts of Interest Across Our Business
As our business expands across multiple strategies, asset classes, geographies and investment vehicles, we are increasingly exposed to actual and potential conflicts of interest. These conflicts may arise in connection with the allocation of investment and co‑investment opportunities, the use of material non‑public information (“MNPI”), the valuation of investments, the allocation of fees and expenses, and the provision of services by our affiliates to our funds or Portfolio Companies.
Certain of our funds and investments vehicles may pursue overlapping or complementary investment strategies and may target similar targets, issuers or industries, while also operating under differing investment mandates, profile, fee structures, or incentive arrangements. As a result, an investment opportunity may be suitable for more than one fund or vehicle. Decisions regarding allocation often require the exercise of judgment and discretion, and may be challenged by investors or regulators. In addition, differences in fee or incentives arrangements may create incentives to allocate investment or co‑investment opportunities to certain funds or investors over others. We also have broad discretion in determining whether and how to offer co‑investment opportunities, and the terms of co‑investment vehicles may differ from those of our funds, which may give rise to additional conflicts.
We may cause different funds or investment vehicles to invest in the same portfolio company or in different classes of securities of that company, which may create conflicts if the company experiences financial distress or if the interests of the funds diverge.
Our policies and procedures, including information‑barrier arrangements designed to manage MNPI and other regulatory requirements, may limit the sharing of information or investment ideas across our businesses and reduce potential synergies. The increasing use of alternative data and AI‑enabled tools may heighten the risk of inadvertently receiving or using MNPI, which can restrict trading or investment activity for certain funds and create additional conflicts.
We do not control the day‑to‑day operations of Portfolio Companies, and misconduct or compliance failures at the portfolio company level may not be detected or prevented by us. Such events could expose us and our funds to regulatory scrutiny, litigation or reputational harm. Any failure, or perceived failure, to appropriately identify, manage or disclose actual or potential conflicts of interest could result in regulatory action, fines, litigation, reputational damage or adverse effects on our ability to raise additional capital, retain investors or grow our business.

Patria Investments Limited	21

The historical investment performance attributable to our various investment strategies and products should not be considered as indicative of future performance of those strategies and products or of prospective returns from ownership of our Class A common shares.
The historical and potential future investment returns of the various investment strategies and products we manage are not directly linked to returns on our Class A common shares. Therefore, any positive performance of the investment products that we manage are not necessarily correlated to returns to be expected from an investment in our Class A common shares. However, poor performance of the investment products we manage could result in a decline in our assets under management and revenue due to either negative investment performance and/or decreased demand for or increased redemptions from our various investment strategies. This would have a negative effect on our financial results and potentially the returns a shareholder might experience from an investment in our Class A common shares.
Moreover, with respect to the historical returns of our investment funds:
•we may create new funds in the future that reflect an asset mix and investment strategies when compared to our current investment products. These new funds may differ from our current funds in terms of their geographic and industry exposure and mix, which could result in investment returns that differ from those of our existing strategies;
•economic and various other conditions can at times be conducive to generating attractive investment returns, but there can be no assurance that such conditions will repeat or that our current or future investment funds will benefit from a favorable investment environment;
•the rates of returns of our carry funds reflect unrealized gains as of the applicable measurement date that may never be realized, and the ultimate returns realized could differ significantly from unrealized returns reported on any given applicable measurement date;
•competition for investment opportunities could make it more difficult to source or find attractive investment opportunities that meet the return objectives of our investment products;
•historic investment performance may have benefited from favorable investment opportunities and investment environments at different points in time, attributes which may not repeat in the future or otherwise be available; and
•with respect to closed end funds, newly established funds may generate low returns during the period in which they deploy their capital and until those investments have the potential to mature.
Prospective returns for any current or future investment product or strategy may vary considerably from the historical internal rate of return generated by any particular fund, product or strategy. In addition, future returns will be affected by the applicable risks described elsewhere in annual report, including risks that may be specific and unique to each applicable investment product.
The due diligence process that we undertake in connection with investments by our investment funds may not reveal all facts and issues that may be relevant in connection with an investment.
When evaluating a potential business or asset for investment, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to such investment. When conducting due diligence, we may be required to evaluate important and complex issues, including but not limited to those related to business, financial, credit risk, tax, accounting, Environmental, Social and Governance ("ESG"), anti-corruption, Anti‑Money Laundering ("AML"), legal and regulatory and macroeconomic trends. With respect to ESG, the nature and scope of our diligence will vary based on the investment, but may include a review of, among other things: air and water pollution, diversity, employee health and safety, accounting standards and bribery and corruption. Outside consultants, legal advisers, accountants and investment banks may be involved in the due diligence process in varying degrees depending on the type of investment. The due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts (including fraud, money laundering and/or corruption) or risks that may be necessary or helpful in evaluating such investment opportunity and we may not identify or foresee future developments that could have a material adverse effect on an investment, including, for example, potential factors, such as technological disruption of a specific company or asset, or an entire industry. Further, some matters covered by our diligence, such as ESG, are continuously evolving and we may not accurately or fully anticipate such evolution. In addition, when conducting due diligence on investments, including with respect to investments made by our funds, we rely on the resources available to us and information supplied by third parties, including information provided by the target of the investment. The information we receive from third parties may not be accurate or complete and therefore we may not have all the relevant facts and information necessary to properly assess and monitor our funds’ investment.

Patria Investments Limited	22

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
Investors in many of our investment products, mainly, but not limited to, open-end and interval funds, as well as separately managed accounts, have the right to redeem their investments in our funds or, in the case of separate accounts, terminate our management of such account on short notice. Lastly, investors in many of our other investment funds have the right, under certain conditions, to cause those investment funds to be dissolved. The occurrence of any of these events have the potential to lead to substantial decreases in our assets under management and related revenues and earnings.
Investors in certain of our funds, mainly in, but not limited to our credit and public equities strategies, may redeem their investments on a periodic basis subject to the applicable fund’s specific redemption provisions. These funds have the potential to periodically experience declines in value due to either general declines in value in the markets in which they invest, or poor investment performance. These conditions have the potential to result in a rise in the pace of redemptions and asset outflows from our investment strategies, resulting in a reduction in our assets under management and related revenues and earnings. In addition, to the extent an investment strategy deploys leverage and sustains declines in value, such declines could have the potential to result in the forced liquidation of assets at unattractive values in order to meet margin calls.
To the extent appropriate and permissible under a fund’s governing documents, we may choose to limit or suspend investor redemptions, in order to protect against the adverse impact of having to sell assets at unfavorable prices in order to meet redemptions or, in some instances, margin calls. A suspension or limit on investors' ability to redeem from a fund could have a negative impact on our reputation with investors in our funds, as well as with investors in our Class A common shares. This could result in declines in the value of our Class A common shares.
The governing agreements of many of our investment funds provide that, subject to certain conditions, third party investors in those funds have the right to remove the general partner of the fund or to accelerate the termination date of the investment fund without cause by a specified percentage vote. Were this to occur, this would result in a reduction in our assets under management and related management fee and performance fee revenues and earnings we would earn from such investment funds. In addition, the governing agreements of most of our investment funds, including limited partnership agreements and private placement memoranda, provide that in the event certain “key persons” in our investment funds do not meet specified time commitments with regard to managing the fund, then investors in certain funds have the right to vote to terminate the investment period by a specified percentage vote in accordance with specified procedures, or accelerate the withdrawal of their capital on an investor-by-investor basis.
Furthermore, performance allocations and incentive fees could be negatively impacted as a result of our inability to maximize the value of investments we manage during the monetization or liquidation of investments in a given fund.

Patria Investments Limited	23

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
Risk‑management activities, including the use of derivatives such as forward contracts, options, swaps, and other hedging instruments, are used from time to time to manage exposure to market risks. These activities may, however, adversely affect the returns of the investments.
The effectiveness of such strategies depends on our ability to anticipate market movements, the degree of correlation between derivative instruments and the underlying exposures, and the creditworthiness of counterparties. Even when implemented to reduce market risk, hedging transactions may result in lower overall performance than if no hedging had been undertaken and may limit potential gains when the value of hedged positions increases.
In addition, hedging activities may give rise to other risks, including liquidity risk arising from collateral or margin requirements, increased transaction and operational costs, and, in certain cases, regulatory changes that could increase the cost or complexity of using derivative instruments.

Patria Investments Limited	24

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
We strive to monitor increased regulatory compliance with climate-related risks that may result from the increased focus, pace, breadth, and depth of regulatory expectations requiring implementation in short time frames across multiple jurisdictions and from changes in public policy, laws, and regulations, of climate change and related environmental sustainability matters, such as the newly approved Sistema Brasileiro de Comércio de Emissões ("SBCE"), which introduces additional uncertainty for Portfolio Companies, as key regulatory definitions, reporting requirements, and enforcement mechanisms that are still being developed and are expected to be finalized by 2026. However, our efforts may not be successful in mitigating such climate-related risks. Climate-related risks are assessed considering internationally recognized sustainability standards and frameworks.
Based on the current global regulatory and market dynamics, we continue evolving how we assess climate-related risks across our business and the investments made by the funds we manage. Throughout a defined process, climate-related issues are considered in our investments where we assess climate-related risks at different moments and in different levels of depth in the due diligence stage of new investments. In our investments, we also seek to monitor KPIs related to GHG emissions, climate-related risks, and other climate change considerations.

Patria Investments Limited	25

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
The ownership or management of physical, tangible assets—such as infrastructure facilities, energy generation plants, real estate properties, logistics assets or other operational sites—held within our funds or investment vehicles may increase our risk of civil liability under environmental laws that impose, regardless of fault, joint and several liability for the cost of remediating contamination and compensation for damages.
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
This civil strict liability regime — that seeks recovery of environmental damage — is distinguished from administrative and criminal liabilities, which require identification of willful misconduct or fault and can result in sanctions by issuance of notices of violation by environmental agencies or conviction for environmental crime, briefly explained as follows. This means certain of our Portfolio Companies are subject to various federal, state and municipal laws and regulations relating to the protection of environment, including pollution, disposal of materials and chemical substances, protected areas, contamination of soil and groundwater, among other impacts to the environment. These laws and regulations are enforced by various governmental authorities.

Patria Investments Limited	26

Noncompliance with those laws and regulations may subject the violator to administrative and criminal sanctions, in addition to the obligation to repair or compensate for damages caused to the environment and to third parties. In this regard, we may also be exposed to liability for environmental violations arising from inadequate environmental management by third parties engaged to carry out activities related to the construction, operation, or maintenance of certain Portfolio Companies. Such activities may involve, for example, the improper disposal of construction waste, the mishandling of hazardous substances—such as fuels, solvents, paint materials, or wastewater—or failures to comply with required environmental controls and procedures. Even if the wrongful act is committed exclusively by a contractor or service provider, Brazilian, Colombian and Chilean environmental law adopts a strict and joint liability framework, which may result in our being held responsible for damages arising from the conduct of such third parties. Moreover, the piercing of the corporate veil of a company may occur to ensure sufficient financial resources for the recovery of environmental damages under the civil liability regime.
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

Patria Investments Limited	27

•The management of the business or operations of an infrastructure asset may be contracted to a third-party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment’s financial condition or results of operations. Infrastructure investments may involve the subcontracting of design and construction activities in respect of projects, and as a result our investments, are subject to the risks that contractual provisions passing liabilities to a subcontractor could be ineffective, the subcontractor fails to perform services which it has agreed to perform and the subcontractor becomes insolvent; and
•Infrastructure projects may have a substantial environmental impact. Land acquisition is often a significant issue when building a new project. Community and environmental groups may raise protests, which may be successful in attracting publicity and persuading governments to take action. Infrastructure projects may attract strong opposition from environmental groups for allegedly generating greater levels of air or water pollution, poor visual impact, effects on local population, flora and fauna, etc. Further, there can be no guarantee that all costs and risks regarding compliance with environmental laws and regulations can be identified. Standards are set by these laws and regulations regarding certain aspects of health and environmental quality, and they provide for penalties and other liabilities for the violation of such standards, and establish, in certain circumstances, joint and several obligations to remediate and rehabilitate current and former facilities and locations where operations are, or were, conducted or where materials were disposed of. New and more stringent environmental and health and safety laws, regulations and permit requirements or stricter interpretations of current laws or regulations could (1) impose substantial additional costs on potential infrastructure investments, (2) create liabilities which did not exist at the time of an acquisition and that could not have been foreseen and (3) otherwise place a fund investment at a competitive disadvantage compared to alternative forms of infrastructure. Required expenditures for environmental compliance have adversely impacted investment returns in a number of segments of the infrastructure industry. Certain industries will continue to face considerable oversight from environmental regulatory authorities and significant influence from non-governmental organizations and special interest groups. Compliance with such current or future environmental requirements does not ensure that the operations of certain invested companies will not cause injury to the environment or to people under all circumstances. Moreover, failure to comply with any such requirements could have a material adverse effect on a fund investment, and there can be no assurance that certain fund investments will at all times comply with all applicable environmental laws, regulations and permit requirements. Past practices or future operations of certain fund investments could also result in material personal injury or property damage claims. Any noncompliance with these laws and regulations could subject the infrastructure funds and their properties to material penalties or other liabilities. In addition, infrastructure funds may be exposed to substantial risk of loss from environmental claims arising from certain of their investments involving undisclosed or unknown environmental, health or other related matters. In addition, certain infrastructure assets held by specific funds may be subject to enhanced environmental and social requirements imposed by particular international investors, which operate over and above the obligations established under local legislation. These requirements include adherence to globally recognized frameworks such as the IFC Performance Standards, which set expectations related to the assessment and management of environmental and social risks (PS1), labor and working conditions (PS2), resource efficiency and pollution prevention (PS3), community health, safety and security (PS4), land acquisition and involuntary resettlement (PS5), biodiversity conservation and sustainable management of living natural resources (PS6), Indigenous Peoples (PS7), and cultural heritage (PS8). Compliance with such frameworks may require more robust due‑diligence processes, expanded stakeholder engagement, and the implementation of mitigation and monitoring measures that exceed local regulatory requirements, which may increase operating costs, heighten project complexity and lead to delays or limitations in the development or operation of certain assets.

Patria Investments Limited	28

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
The development, operation and maintenance of power and energy generation facilities involves many risks, including, as applicable, labor issues, start-up risks, breakdown or failure of facilities, lack of sufficient capital to maintain the facilities and the dependence on a specific fuel source and supply chain disruptions. Power and energy generation facilities in which our funds invest are also subject to risks associated with volatility in energy prices, the price of fuel sources and the impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of output, efficiency or reliability. In addition, solar and wind renewable generation assets may be subject to curtailment imposed by grid operators due to system constraints or insufficient market demand, which can further reduce actual production. The occurrence of any such items could result in lost revenues and/or increased expenses. In turn, such developments could impair a portfolio company’s ability to repay its debt or conduct its operations. We may also choose or be required to decommission a power generation facility or other asset. The decommissioning process could be protracted and result in the occurrence of significant financial and/or regulatory obligations or other uncertainties.
Our power and energy sector Portfolio Companies may also face construction risks typical for power generation and related infrastructure businesses. Such developments could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of construction activities once undertaken. These risks may also include delays in obtaining or maintaining required permits, licenses and environmental approvals from relevant authorities. Delays in the completion of any power project may result in lost revenues or increased expenses, including higher operation and maintenance costs related to such portfolio company.
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

Patria Investments Limited	29

In addition, the performance of the investments made by our credit and equity funds in the energy and natural resources markets are also subject to a high degree of market risk, as such investments are likely to be directly or indirectly substantially dependent upon prevailing prices of oil, natural gas and other commodities. Oil and natural gas prices are subject to wide fluctuation in response to factors beyond the control of us or our funds’ Portfolio Companies, including relatively minor changes in the supply and demand for oil and natural gas, market uncertainty, the level of consumer product demand, weather conditions, climate initiatives, governmental regulation, the price and availability of alternative fuels, political and economic conditions in oil-producing countries, the supply of such commodities and overall domestic and foreign economic conditions. Increases in interest rates or adverse credit market conditions may also increase the financing costs of our Portfolio Companies. These factors make it difficult to predict future commodity price movements with any certainty.
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
Finally, certain investments by our funds in the power and energy industries may be particularly sensitive to weather and climate-related conditions. For example, solar power generators rely on the frequency and intensity of sunlight, wind turbines rely on the frequency and intensity of the wind experiencing possible performance variability.
The financial projections of our funds’ Portfolio Companies as well as our own projections could prove inaccurate.
The capital structure of a fund’s portfolio company is generally set up at the time of the fund’s investment in the portfolio company based on, among other factors, financial projects prepared by the portfolio company’s management. These projected operating results will normally be based primarily on judgments of the management of the Portfolio Companies, which are also used as a basis for our own financial projections. In all cases, projections are only estimates of future results that are based upon assumptions made at the time that the projections are developed. General economic conditions, which are not predictable, along with other factors, may cause actual performance to fall short of such financial projections. Because of the leverage we typically employ in our investments, this could cause a substantial decrease in the value of our equity holdings in the portfolio company. The inaccuracy of financial projections could thus cause our funds’ performance as well as our own overall performance to fall short of our expectations.
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

Patria Investments Limited	30

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

Patria Investments Limited	31

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
We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from each of our businesses is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that the Company is an “orthodox” investment company as defined in the Investment Company Act and described in clause (1) in the first sentence of the preceding paragraph. Furthermore, the Company’s assets, consolidated with its wholly owned subsidiaries (within the meaning of the Investment Company Act), consist primarily of (1) property, plant and equipment, (2) fee receivables for services rendered, (3) intangible assets that are not securities, (4) goodwill, and (5) other assets that we believe would not be considered securities for purposes of the Investment Company Act. Therefore, we believe that, consolidating the Company’s wholly owned subsidiaries (within the meaning of the Investment Company Act), no more than 45% of the value of its assets (exclusive of U.S. government securities and cash items) consists of, and no more than 45% of its net income after taxes (for the past four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees’ securities companies, securities issued by qualifying majority owned subsidiaries of the Company and securities issued by qualifying companies that are controlled primarily by the Company. Accordingly, we do not believe the Company is an inadvertent investment company by virtue of the 45% test in Rule 3a-1 under the Investment Company Act as described in clause (2) in the first sentence of the preceding paragraph. In addition, we believe the Company is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.
However, our subsidiaries have a significant number of investment securities, and we expect to make investments in other investment securities from time to time. We monitor these holdings regularly to confirm our continued compliance with the assets and income test described above. The need to comply with this test may cause us to restrict our business and subsidiaries with respect to the assets in which we can invest and/or the types of securities we may issue, to sell investment securities, including on unfavorable terms, to acquire assets or businesses that could change the nature of our business or to potentially take other actions that may be viewed as adverse to the holders of our Class A common shares, in order to conduct our business in a manner that does not subject us to the registration and other requirements of the Investment Company Act.
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
The U.S. Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), contains substantive legal requirements that regulate the manner in which “investment advisers” required to register under the Investment Advisers Act are permitted to conduct their business activities. Within the Patria group we do not have a significant number of entities registered as investments advisers, however we believe that we, together with our subsidiaries that are not registered under the Investment Advisers Act (the “Non-RIA Subsidiaries”), to the extent any such entities act as investment advisers within the meaning of the Investment Advisers Act, qualify for exemptions from registration thereunder, including exemptions for non-U.S. investment advisers whose only U.S. clients are private funds that are generally managed outside the United States and for non-U.S. investment advisers with only a small number of U.S. clients with limited assets under management.

Patria Investments Limited	32

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
In the past, we have identified material weaknesses in our internal control over financial reporting, and we cannot provide assurance that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as accounting standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. For further information, see “Item 15. Controls and Procedures—D. Changes in Internal Control Over Financial Reporting.” If we fail to maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from Nasdaq, regulatory investigations and civil or criminal sanctions.
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

Patria Investments Limited	33

Certain Factors Relating to the Countries in Which We Operate
Inflation and government measures to curb inflation may adversely affect the economies and capital markets in some of the countries in which we operate, and as a result, harm our business and the trading price of our Class A common shares.
In the past, high levels of inflation have adversely affected the economies and financial markets of some of the countries in which we operate, particularly Argentina and Brazil, and the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. As part of these measures, governments have at times maintained a restrictive monetary policy and high interest rates that has limited the availability of credit and economic growth. In 2023, elevated interest rates in Brazil contained the rise of inflation, but after initially beginning to cut interest rates, the Brazilian Central Bank reversed course part way through 2024 and began to raise interest rates again in response to persistent inflation. Uncertainty remains as to the continued inflationary pressures resulting from the indirect impacts of conflicts, such as the ongoing wars in Israel and Ukraine, on global supply chains.
According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) (“IPCA”) which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística) (the “IBGE”), Brazilian inflation rates were 4.3%, 4.8% and 4.6% for the years ended as of December 31, 2025, 2024 and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the trading price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically relating to interest rates. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years there has been significant volatility in the official Brazilian interest rate, which ranged from 14.25% on December 31, 2015 to 2.00% on August 5, 2020. This rate is set by the Monetary Policy Committee of the Brazilian Central Bank (Comitê de Política Monetária) (“COPOM”). On March 17, 2021, COPOM began to rapidly raise the SELIC rate, first to 2.75% and then by the end of the year to 9.25% on December 8, 2021. In 2022, COPOM continued to raise the rate, reaching a peak of 13.75% on August 3, 2022, where it remained stable. On August 2, 2023, COPOM reversed this trend by lowering the SELIC rate to 13.25%, and continued a pattern of reductions ultimately reducing it to 10.50% on May 8, 2024. Nevertheless, renewed inflationary pressures-driven in part by fiscal concerns stemming from persistent budget deficits and increased government spending-prompted the Brazilian Central Bank to reverse course and resume hiking rates in September 2024, with the SELIC rate reaching 15.00% in mid-2025. As of the date of this annual report, the SELIC rate stands at 14.75% per annum, a level maintained since March 19, 2026, with the next monetary policy decision scheduled for April 29, 2026, reflecting the challenges of controlling inflation amid a strong economy, historically low unemployment levels, and fiscal imbalances requiring tighter monetary policy to maintain economic stability.
In addition, Argentina has been considered highly inflationary under IFRS Accounting Standards. Although inflation rates in certain of the other countries in which we operate have been relatively low in the recent past, we cannot assure you that this trend will continue. The measures taken by the governments of these countries to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and retarding economic growth. Inflation, measures to combat inflation and public speculation about possible additional actions have also contributed materially to economic uncertainty in many of these countries and to heightened volatility in their securities markets. Periods of higher inflation may also slow the growth rate of local economies that could lead to reduced demand for our products and services as well as those of our Portfolio Companies’ businesses. Inflation is also likely to increase some costs and expenses of our Portfolio Companies’ businesses, which they may not be able to fully pass on to customers and could adversely affect our operating margins and operating income.
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

Patria Investments Limited	34

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

Patria Investments Limited	35

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
The real/U.S. dollar exchange rate reported by the Central Bank was R$4.84 per US$1.00 on December 31, 2023 which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023 due to fluctuating macroeconomic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$6.19 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation of the real against the U.S. dollar during 2024 due to fluctuating macroeconomic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.50 per US$1.00 on December 31, 2025, which reflected a 11.1% appreciation of the real against the U.S. dollar during 2025 due to fluctuating macroeconomic conditions. As of April 27, 2026, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.97 per US$1.00, an appreciation of 9.7% of the real since December 31, 2025. In addition, the Chilean peso has also been subject to significant devaluation in the past and may be subject to significant fluctuations in the future. The observed Chilean peso exchange rate appreciated approximately 10% in 2025, depreciated 13.7% in 2024 and depreciated 2.9% in 2023. The Chilean peso appreciated in 2025 primarily due to weaker U.S. dollar conditions, easing global interest rate pressures, and stronger commodity prices, particularly copper. However, there can be no assurance that the currencies in the countries in which we operate will not appreciate or further depreciate against the U.S. dollar or other currencies in the future.
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

Patria Investments Limited	36

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
For instance, during 2022, the Argentine government tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. As a consequence of the reimposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly. Although such restrictions were loosened, similar actions may occur in the future, including by central banks of other countries, and we may not be able to adequately address such restrictions. As a result, if we are prohibited from transferring funds out of a country in which we operate, our results of operations and financial condition could be materially adversely affected. In addition, the devaluation of the Argentine peso since the end of 2015 led to higher inflation levels, significantly reduced competitiveness, real wages and consumption and had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition.
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

Patria Investments Limited	37

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
The Chilean Government enacted various tax reforms in 2014, 2016 and 2020 in order to finance greater social expenditures. The most relevant change was the rise of the corporate tax rate to 27% in 2018. On October 24, 2024, the congress approved a new tax reform aimed at increasing tax revenues by 1.5% of gross domestic product ("GDP"). This reform includes measures to strengthen the tax authorities’ powers to combat tax avoidance and evasion, such as changes to Chile’s GAAR provisions, corporate reorganizations, the statute of limitations, and audit powers and procedures. The government has announced that it will propose another tax reform in 2025 to finance social spending, which is expected to include a comprehensive reform of Chilean income taxes. We cannot predict at this time if these reforms or discussions will have a material impact on our business or Portfolio Companies or if further tax reforms will be implemented in the future. In addition, the effective corporate tax rate of our Portfolio Companies located in Chile could rise in the future, which may have an adverse impact on our results of operations.
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

Patria Investments Limited	38

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
Our performance depends on the overall health and growth of the Latin American economy, especially in Brazil and Chile. Brazilian GDP growth has fluctuated over the past years, with growth of 1.3% in 2017, 1.8% in 2018, and 1.2% in 2019, a contraction of 3.9% in 2020 and a growth of 4.6% and 2.9% in 2021 and 2022. In 2023, Brazilian GDP grew by 2.9%. According to the Brazilian Institute for Geography and Statistics (IBGE), Brazilian GDP grew 3.4% in 2024 and 2.3% in 2025.
In 2022 and 2023, Chilean GDP grew by 2.4% and 0.2% with an unemployment rate of 7.9% and 8.5% as of December 2022 and December 31, 2023, respectively. In 2024 Chilean GDP grew 2.5%, with an unemployment rate of 8.1% as of December 2024. According to Chile’s Monthly Economic Activity Index "IMACEC" released on March 1, 2026, Chile’s economic activity increased by 2.5% year‑over‑year in January 2026, reflecting continued recovery at the start of the year, while the unemployment rate for the moving quarter ended January 2026 reached 8.4%, as reported by the National Institute of Statistics (INE) on February 29, 2026.
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

Patria Investments Limited	39

Certain Factors Relating to Our Class A Common Shares
Patria Holdings owns Class A common shares and the majority of our issued and outstanding Class B common shares in addition to some Class A common shares, which together represent approximately 82.3% of the voting power of our issued share capital, and controls all matters requiring shareholder approval. Patria Holdings’ ownership and voting power limits your ability to influence corporate matters.
Patria Holdings controls all matters requiring shareholder approval and beneficially owns 51.9% of our issued share capital through its beneficial ownership of Class A common shares and the majority of our issued and outstanding Class B common shares, and consequently, 82.3% of the combined voting power of our issued share capital. Our Class B common shares are entitled to 10 (ten) votes per share and our Class A common shares are entitled to one vote per share. Our Class B common shares are convertible into an equivalent number of Class A common shares and generally convert into Class A common shares upon transfer, subject to limited exceptions. As a result, Patria Holdings will control the outcome of all decisions at our shareholders’ meetings, and will be able to elect a majority of the members of our board of directors. Patria Holdings’ decisions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses may be contrary to your expectations or preferences, and Patria Holdings may take actions that could be contrary to your interests. Patria Holdings will be able to prevent any other shareholders, including you, from blocking these actions. For further information regarding shareholdings in our Company, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
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
Patria Holdings beneficially owns the majority of our Class B common shares, representing 82.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies:
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

Patria Investments Limited	40

We have granted the holder of our Class B common shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.
Under our Memorandum and Articles of Association, the holder of our Class B common shares, Patria Holdings, is entitled to preemptive rights to purchase additional common shares in the event that there is an increase in our share capital and additional common shares are issued, upon the same economic terms and at the same price, in order to maintain its proportional ownership interests, which is approximately 51.9% of our outstanding shares. The exercise by the holder of our Class B common shares of its preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Item 10. Additional Information—B. Memorandum and Articles of Association—Preemptive or Similar Rights.”
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
As of December 31, 2025, we had outstanding 66,523,122 Class A common shares and 92,945,430 Class B common shares. The Class A common shares sold in our initial public offering are freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.
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
In the fourth quarter of 2025 we announced an increase of our fixed quarterly dividend from US$0.15 per share to US$0.1625 per share for the financial year of 2026. However, the declaration and payment of dividends are subject to adjustment, postponement, or cancellation as our board of directors determines to be necessary or appropriate to ensure the conduct of our business, to make appropriate investments in our business and our funds, to comply with applicable law, any of our debt instruments or other agreements, or to provide for future cash requirements such as tax-related payments, clawback obligations, and dividends to shareholders for any ensuing quarter. The declaration and payment of any dividends are at the sole discretion of our board of directors, and may change at any time, including, without limitation, to eliminate dividends entirely.

Patria Investments Limited	41

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
We are subject to certain reporting requirements of the Securities Exchange Act of 1934, or the “Exchange Act,” and the other rules and regulations of the SEC and Nasdaq. We are also subject to various other regulatory requirements, including the Sarbanes-Oxley Act. These rules and regulations increase our legal, accounting and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage. Rules and regulations relating to information disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, Nasdaq or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and other compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.
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

Patria Investments Limited	42

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
In addition, our Articles of Association provide that at any time when there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in us (following an offer by us to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in us pursuant to our Articles of Association).
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
•duty to exercise powers fairly as between different sections of shareholders;
•duty to exercise independent judgment; and
•duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests.

Patria Investments Limited	43

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
As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.
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

Patria Investments Limited	44

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

Patria Investments Limited	45

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
We have been advised by our Cayman Islands legal counsel, Maples and Calder (Cayman) LLP, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any state; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given, provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and/or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Patria Investments Limited	46

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

Patria Investments Limited	47

ITEM 4. INFORMATION ON THE COMPANY
A.    History and Development of the Company
Our History
Initially named Patrimônio Participações, we were founded in 1988 as a Brazilian M&A and financial advisory firm in partnership with Salomon Brothers Inc., a well-known U.S. investment bank at the time. In 1991, we acquired a Brazilian broker-dealer, which later evolved into a fully-fledged investment bank (Banco Patrimônio de Investimentos). In 1994, we started our private equity operations as a proprietary investment vehicle for the Brazilian shareholders of Banco Patrimônio and raised its first fund with independent Limited Partners ("LPs") in 1997. With the sale of Salomon Brothers to Travelers Group in the same year and the subsequent merger of Travelers with Citibank in 1998, we repurchased Salomon Brothers’ 50% interest in our firm and in 1999 sold the entire investment bank operation to Chase Manhattan. We retained the alternative asset management business, which was operated independently of the investment bank, and as a result, the sale of Banco Patrimônio had no impact on our activities. With the sale of Banco Patrimônio, our sole focus became our private equity operations and the development of our private assets investment business, which was still a nascent industry at the time. In 2001, we rebranded our operations as Patria Investments, and focused on solidifying our position as a pioneer in the industry in Latin America.
Our prior relationship with Blackstone, which acquired a 40% non-controlling stake in our business in October 2010, dated back to 1998, when they advised Banco Patrimônio’s shareholders on the repurchase of Salomon Brothers’ 50% interest in the investment bank and the subsequent sale to Chase Manhattan. The partnership with Blackstone, including their presence on our board of directors for a decade, helped us improve our corporate governance and evolve as a company, as we could use Blackstone, a global leader in the alternative asset management industry, as a benchmark.
Despite Blackstone’s substantial shareholding in our business, we maintained complete operational control and independence, including with regard to our fundraising efforts. Our 10-year relationship with Blackstone began to wind down just prior to our initial public offering (“IPO”), in 2021 when Blackstone sold a 10% interest in us to our managing partners, helping us to expand the partnership. Through a secondary sale as part of our IPO, Blackstone further reduced its equity stake in us to 14.4%. Over the subsequent 18 months post our IPO, Blackstone sold its remaining holding and had fully exited its position by December 31, 2022. For further information on our main shareholders, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
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
In 2024 we closed a transaction to acquire a private equity carve-out interest from Aberdeen Plc, ("Abrdn"), a European middle market private equity solutions business, which included primary, secondary, and co-investments fund capabilities, further expanded our investment capabilities outside of Latin America, giving us a foothold in the fast-growing alternative investment industry in developed markets.
One consequence of the expansion of our platform over the years subsequent to our IPO is that we have greatly enhanced the number of investment strategies we offer through a wider variety of investment structures, all while greatly expanding our investor base. We expect this greater diversification of our business will help fuel our growth over time, in addition to greatly enhancing the resiliency of our business. For example, as of December 31, 2025, private equity and infrastructure combined account for approximately 24% of our FEAUM, versus approximately 86% at the time of our IPO. Also as of December 31, 2025 approximately 22% of our FEAUM are in permanent capital vehicles, versus almost zero at the time of our IPO, while about 15% of our FEAUM are held in separately managed accounts ("SMAs"), with large, institutional investors, compared to zero at the time of our IPO.

Patria Investments Limited	48

PATRIA

Our History | The Road to Building a Diversified, Fast Growing, and Resilient Business to Become the Dominant Alternative Manager in Latin America

1988
Foundation and partnership with Salomon Brothers

1994
Launch of Private Equity Strategy

2006
Launch of Infrastructure Strategy

2010
Partnership with Blackstone[1]

2021
IPO at Nasdaq

Acquisition of Moneda (closed in Dec-21)
- Credit
- Public Equities
- Chile

Acquisition of Kamaroopin[2]
- Growth Equity

2022
Acquisition of Igah (closed in Dec-22)
- Venture Capital

Acquisition of VBI[3]
- Real Estate (Permanent Capital)

2023
Venture with Bancolombia (closed Nov-23)
- Real Estate (Permanent Capital)
- Colombia

Acquisition of Private Equity Solutions platform from abrdn (closed Apr-24)
- Europe & US
- Primaries
- Secondaries
- Co-investments
- Permanent Capital

Acquisition of Credit Suisse's Brazilian REIT business (closed in Jul-24)
- REIT (Permanent Capital)

2024
Acquisition of Nexus (closed in Jul-24)
- Real Estate (Colombia)

2025
Acquisition of Genial & Vectis' Brazilian REITs (closed in July-25)
- REIT in Brazil (Permanent Capital)

Acquisition of RBR (closed in Feb-26)
- REITs in Brazil (Permanent Capital)

Acquisition of Solis Investimentos[4] (closed in Jan-26)
- Private Credit in Brazil (CLOs)

2026
Acquisition of WP Global Partners (Closed in April-26)
- U.S.
- Primaries
- Co-investments

For more than 37 years, Patria has been delivering attractive private market returns in Latin America.

2024 acquisition of Private Equity Solutions platform significantly enhanced Patria's global investment capabilities.

1

(1)    Blackstone fully exited its ownership position in PAX in 2022; (2) Initially acquired 40% of Kamaroopin in Feb-22. The remaining 60% was acquired in Apr-23 (3) Initially acquired 50% of VBI. The remaining 50% was acquired in Aug-24; (4) Initially acquired 51% of Solis Investimentos (announced in Nov-25, with closing in Jan-26). Remaining 49% expected to be acquired after 3 years through a put/call mechanism.

PATRIA

Our Platform | Significant Evolution Since our IPO with an Asset Base Anchored in Long Duration Structures & Hard Currencies, Enhancing Fee Revenue Predictability and Limiting FX Sensitivity

FEAUM By Asset Class

At IPO
Today
13%
@IPO
$7.7bn
FEAUM
44%
43%
Private Credit, PIPE, RE Development & REITs
Private Equity
Infra
Credit
Real Estate
Public Equities
Global Private Market Solutions
4Q25
$41bn
FEAUM
14%
10%
21%
19%
7%
29%

Over 50% of our FEAUM earn fees based on NAV and/or market returns providing the potential for long-term compounding of capital and related fees

FEAUM By Product Structure

2%
3%
@IPO
$7.7bn
FEAUM
95%
Closed-end
Permanent capital
SMAs
Interval Funds
Open
4Q25
$41bn
FEAUM
10%
33%
22%
15%
20%

~90% of FEAUM have no or limited redemption windows including 20%+ in permanent capital vehicles

FEAUM By Currency

@IPO
$7.7bn
FEAUM
29%
71%
EUR
BRL
GBP
CLP
COP
USD
~10%
~15%
~10%
~10%
~5%
~50%
4Q25
$41bn
FEAUM
Soft currency
Hard currency

~70% of FEAUM denominated in hard currencies with a target FRE margin of 58%-60%. FRE has limited sensitive to changes in soft currency FX movements.

2

Patria Investments Limited	49

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
Our Initial Public Offering
On January 26, 2021, we closed our initial public offering, pursuant to which we issued and sold 19,147,500 Class A common shares and certain selling shareholders sold an additional 15,466,147 Class A common shares for an aggregate US$588.4 million. We did not receive any proceeds from the sale of Class A common shares by the selling shareholders. Our Class A common shares began trading on the Nasdaq Global Select Market on January 22, 2021, under the symbol “PAX.”
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
On September 3, 2021, we and our subsidiary Patria Investments LATAM S.A. (“PILatam”), entered into a transaction agreement with Moneda pursuant to which, subject to certain terms and conditions: (1) MAM II HoldCo, an exempted company incorporated in the Cayman Islands with limited liability, that held substantially all assets, liabilities and businesses of Moneda outside of Chile was merged with and into us, with Patria continuing as the surviving company after the merger and (2) the acquisition by PILatam of all of the outstanding shares of Moneda, which held, immediately prior to the closing, substantially all of Moneda’s assets, liabilities and businesses in Chile.
On January 10, 2024 and January 31, 2025, we issued a total of 4,354,014 Class A common shares issued to entities controlled by certain Moneda partners as deferred compensation due pursuant to the Moneda Transaction. Such Class A common shares were registered under the Securities Act of 1933, as amended, pursuant to our registration statement on Form F-3 (Registration No. 333-275787) and the related prospectus supplements filed on January 9, 2024 and January 30, 2025 to be offered and sold by the entities controlled by certain Moneda partners as selling shareholders.
The acquired Moneda business, which was subsequently incorporated under our brand, forms the centerpiece of our credit and public equities businesses, which as of December 31, 2025 had US$8.6 billion and US$2.7 billion of FEAUM, respectively.

Patria Investments Limited	50

Launch of Growth Equity Strategy and Agreement to Partner with Kamaroopin
On December 8, 2021, we announced the launch of a new Growth Equity strategy, anchored by a proposed partnership with Kamaroopin Gestora de Recursos Ltda. (purchased by PILTDA) and Hanuman GP Cayman, LLC (purchased by Patria Finance Ltd.) (collectively “Kamaroopin”). Kamaroopin Gestora de Recursos Ltda. commenced operations in 2018, and at the time of the announcement had four invested Portfolio Companies where they partner with knowledgeable entrepreneurs as investor operators to drive growth through single-minded consumer-focused and tech-enabled business models. Our partnership was structured in two stages with financial terms not disclosed. The first stage included the acquisition of a 40% minority equity stake, at which point we would pursue a joint fundraising campaign for a new growth equity fund. The second stage contemplated the acquisition of the remaining 60% for an undisclosed equity consideration. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021 and closed on February 1, 2022, whereas the second tranche was signed on March 16, 2023 and closed on April 12, 2023. As a result, we currently own 100% of Kamaroopin Gestora de Recursos Ltda.
Agreement to Acquire VBI Real Estate
On June 9, 2022, we announced an agreement to acquire VBI Real Estate Gestão de Carteiras S.A. (“VBI Real Estate” or “VBI”) one of the leading independent alternative real estate asset managers in Brazil, which had approximately US$1.02 billion or R$5 billion in assets under management across both development and core real estate vehicles.
The transaction was structured in two stages. The first stage closed on July 1, 2022, and entailed the acquisition of 50% of VBI for cash consideration, plus the contribution of our two existing Brazilian REIT vehicles. The second stage allowed us to exercise an option to acquire the remaining 50% of VBI and thus consolidate VBI’s platform into the Patria group.
Over the course of 2023, and in support of our growth initiatives, VBI acquired three small-scale independent asset managers focused on real estate in Brazil: (i) BlueMacaw Asset Management Ltda. ("BlueMacaw") the spin-off portion of BlueMacaw Gestora Limitada (“BlueMacaw Gestora”), an investment manager focused on real Estate assets in Brazil. BlueMacaw Gestora was created as a spin-off of Blackstone's Real Estate operations in Latin America, led by Marcelo Fedak, (ii) Bari Gestão de Recursos Ltda. (later renamed VBI Securities Ltda.) and (iii) More Gestora de Recursos de Crédito Ltda. (later renamed VBI Capital Ltda.).
On August 1, 2024, the second stage of our VBI acquisition was concluded when we exercised our call option and acquired the remaining 50% stake of VBI. As a result, we currently own 100% of VBI.
Upon completion of the transaction involving CSHG Real Estate, we combined it with VBI's strategy, reformulating our real estate platform in Brazil, which we rebranded as "Patria Real Estate". As of December 31, 2025, our Brazilian real estate platform had US$7.8 billion of fee-earning AUM including about 90% in permanent capital vehicles.
Expansion into Venture Capital
On December 1, 2022 we announced the launch of a new venture capital strategy anchored on the acquisition of Igah Partners LLC, PEVC I General Partner IV, Ltd and Igah Carry Holding Ltd. (collectively referred as "Igah Ventures" or "Igah"), one of the pioneers of the sector in Latin America. By expanding our platform to include venture capital, we seek to offer products and solutions throughout the equity investment cycle to address all stages of growth. We believe Igah’s business complements our existing private equity and growth equity strategies, which are focused on relatively mature companies, by adding investment expertise in startups and early-stage companies.
Igah has been operating since 2013 with three funds raised from local and international investors, having invested in startups such as Infracommerce, Contabilizei, Unico, Avenue and Conexa Saúde. As of December 1, 2022, Igah had US$320 million in total assets under management and about US$140 million in fee earning assets under management, as it prepared to launch its fourth fund. We acquired 100% of Igah when the transaction closed in December 2022. The consideration consisted of (i) an upfront cash payment, (ii) equity to be paid in the form of Class A common shares over the course of the next 12 months, and (iii) a deferred payment component subject to certain fundraising targets.
On December 23, 2024, we entered into an agreement to acquire an additional 29.72% stake in PEVC I General Partner IV, Ltd for R$24.3 million (approximately US$3.9 million) that will be paid in cash between the years 2024 and 2028. We now hold 42.92% of PEVC I General Partner IV, Ltd.

Patria Investments Limited	51

Also in December 2024 we combined both venture capital and growth equity strategies from, respectively, Igah and Kamaroopin, to create the new "Patria Growth Equity" platform within our private equity business, being able to offer a full spectrum of private equity solutions to investors from one cohesive and unified platform.
Business Arrangement with Bancolombia
On July 5, 2023, we announced that we had entered into a business arrangement with Bancolombia, a leading full-service financial conglomerate in Colombia, to expand our real estate capabilities into Colombia and leverage our private markets expertise to offer access to alternative investment products to Colombian investors. The transaction closed on November 1, 2023 when we assumed management of approximately US$1.4 billion of real estate AUM in Colombia. We expect to contribute capital to be deployed over multiple years to support Patria Asset Management (“PAM”) ’s operations as well as to fund general partner commitments. We hold 51% of PAM with the remaining 49% being held by Bancolombia.
Acquired Private Equity Solutions Business from Abrdn
On October 16, 2023, we announced an agreement to acquire the carved-out private equity solutions business from Aberdeen Plc, based in Edinburgh, Scotland. Abrdn's acquired business focuses primarily on primary, secondary, and co-investment middle market private equity investments in both commingled and separately managed account ("SMA") vehicles, as well as a private equity investment trust listed on the London Stock Exchange with more than US$1.5 billion in assets. The acquisition closed on April 26, 2024.
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
The transaction includes total consideration of up to GBP100 million (approximately US$122 million) payable to the seller in cash as follows: (i) GBP80 million (US$97.6 million) as base value of which GBP60 million (US$73.2 million) was due at closing and GBP20 million (US$24.4 million) is due 24 months after closing; and (ii) GBP20 million contingent on certain performance factors and is due 36 months after closing. As of December 31, 2025, the GPMS vertical had approximately US$11.9 billion of fee-earning AUM.
Acquired Credit Suisse’s Real Estate Business in Brazil
On December 6, 2023, we announced that we had entered into an agreement to acquire Credit Suisse Hedging-Griffo’s Real Estate investment funds business unit in Brazil (“CSHG Real Estate”), for total cash consideration up to R$650 million (or approximately US$130 million at the time of the announcement). The transaction was structured with the payment of R$300 million (or approximately US$60 million at the time of the announcement) upon completion of standard regulatory approvals, and an additional R$350 million (or approximately US$70 million at the time of the announcement) upon the successful transfer of the underlying real estate funds. The funds are listed on the B3 stock exchange and together added approximately R$12 billion (or approximately US$2.4 billion) in FEAUM to our real estate platform. The transaction closed on March 8, 2024, and the transfer of the last real estate fund was concluded on July 22, 2024.
The CSHG Real Estate business, which we more recently combined with VBI as part of our Brazilian real estate platform, had US$4.1 billion of fee-earning AUM as of December 31, 2025. The vast majority of our Brazilian real estate FEAUM, over 90%, is in permanent capital listed REITs. Permanent capital across all of our strategies accounted for approximately 22% of our total FEAUM as of December 31, 2025.
Business Combination regarding Tria
On April 2, 2024, we closed a transaction to acquire a 66.67% interest in Tria Comercializadora de Energia S.A. ("Tria"). The business combination is a joined effort between us and individuals within the energy sector establishing an energy trading company. We invested R$100 million (US$ 19.8 million) of capital for 66.67% of the company and at the same time granted 33.33% of capital to the energy sector individuals for no consideration.

Patria Investments Limited	52

The acquired business contributed other income of US$6.6 million and net profit of US$3.5 million to us for the period from April 2, 2024, to December 31, 2024. The company has no previous operating history, therefore the impact on revenue, other financial income and net profit from the above transaction, had the acquisition taken place on January 1, 2024, is not meaningful.
On March 26, 2025, the minority shareholders of Tria performed an additional capital contribution in Tria, which was already provided for in the transaction documents, decreasing our current equity ownership in Tria to 58.82%.
Agreement to Acquire Nexus
On June 5, 2024, we entered into an agreement to acquire Nexus Capital Partners S.A.S. ("Nexus"), one of the top independent alternative asset managers in Colombia, operating since 2008, with approximately US$700 million in AUM across multiple strategies. The transaction was structured in two stages. The first tranche of the acquisition was signed on June 5, 2024, and closed on July 16, 2024, whereas the second tranche was signed on July 16, 2024 and closed on August 26, 2024. The Nexus business, when combined with the Colombian Real Estate strategies we acquired as part of the business arrangement with Bancolombia in 2023, brought our Colombian based Real Estate FEAUM to approximately US$2.0 billion.
Acquired Helius' Funds in Brazil
On July 10, 2024, we entered into an agreement with Helius Capital Gestão de Recursos S.A. (“Helius”), a small Brazilian independent asset managers focused on long-biased strategy for the assignment of the management of its funds to Patria. The transaction also involved the hiring of Mr. William Leite as the new portfolio manager of our Public Equities team. The transfer of Helius funds was concluded on September 12, 2024 and the transaction closed on September 13, 2024.
Acquired Genial Investimentos’ Funds in Brazil
On May 30, 2025, we announced that we signed an agreement for the transfer of portfolio management of six real estate investment funds (FIIs) from Genial Gestão Ltda. and Plural Gestão de Recursos Ltda. (together, "Genial Investimentos"). This transaction was part of our broader strategy to expand and diversify its Real Estate portfolio. With this transaction, approximately US$0.44 billion or R$ 2.5 billion in assets under management were added to our Real Estate portfolio, bringing the total to around R$26 billion. The transaction closed on July 15, 2025.
Acquired Vectis Gestão in Brazil
On June 11, 2025, we announced that we signed an agreement to acquire Vectis Gestão de Recursos Ltda. ("Vectis Gestão"), a Brazilian asset management firm focused on real estate and agribusiness sectors. This transaction added to our Real Estate Brazil business US$291 million in assets under management, strengthening our presence in the Real Estate Credit fund market and supporting our strategic objective of building a diversified portfolio including the different segments of the market. The asset acquisitions also brought two new funds to our portfolio: VCJR11, which focuses on Real Estate Receivables Certificates ("CRIs") and other financial assets in the real estate sector; and VCRR11, designed for the short-term residential rental market. With this transaction, our Real Estate Brazil portfolio reached approximately US$4.5 billion in assets under management, further consolidating its position as the number one independent real estate fund manager in Brazil. The transaction closed on July 1, 2025.
Acquired Solis Investimentos in Brazil
On November 26, 2025, we announced that we signed an agreement to acquire 51% of Solis Investimentos Ltda. ("Solis Investimentos"), a Brazilian investment manager specializing in the structuring and management of Collateralized Loan Obligations ("CLOs"). The acquisition of Solis Investimentos’ approximately US$3.1 billion of FEAUM will increase our total Credit FEAUM by over 35% in 2026, which we believe solidifies our position as a leading Credit platform in Latin America. The partnership positioned Solis Investimentos for a new cycle of growth by connecting its high-quality credit origination, analysis, and monitoring capabilities to our platform, expanding its access to both local and global capital. The transaction closed on January 2, 2026.

Patria Investments Limited	53

Acquired RBR Gestão in Brazil
On December 11, 2025, we announced that we signed an agreement to acquire RBR Gestão de Recursos Ltda. ("RBR Gestão"), which, after internal corporate reorganization, currently holds approximately US$1.3 billion of FEAUM listed Real Estate Investment Trusts (“REITs”). RBR Gestão is the current manager of 12 funds, of which 11 are listed REITs focused predominately on Credit and Multi-Asset strategies. Other assets that were not within the perimeter of the transaction were carved out under the aforementioned internal corporate reorganization and remained under the management of other RBR Group companies and their respective teams. We believe this acquisition, will position us as one of the leading asset managers of listed REITs in Brazil, with scale across a variety of strategies, including Office, Logistics, Credit, Multi-Asset and Urban Retail.
The addition of RBR's FEAUM into our Real Estate platform will represent a Compound Annual Growth Rate (“CAGR”) of over 65% since our IPO in early 2021. Our high-margin Real Estate strategies, of which 90% is in permanent capital vehicles, will account for over 20% of our total FEAUM. The transaction closed on February 2, 2026.
Acquisition of WP - U.S. Private Markets
On February 2, 2026, we announced an agreement to acquire WP Global Partners LLC ("WP"), a U.S. based private equity solutions manager focused on the lower-middle-market. The acquisition strengthens our local presence and investment capacity in North America and supports increasing global investor demand for middle-market private equity exposure.
Founded in 2005, WP operates from two offices in New York and Chicago and has a team of 30 employees, supported by a team of more than ten experienced investment professionals. Integrating WP’s capabilities and team expands our U.S. presence, investment and fundraising capabilities, complementing our established Private Equity Solutions business and advancing our global diversification strategy. The transaction closed on April 1, 2026.
Corporate Information
We were incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and changed the jurisdiction of its incorporation to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our principal executive office is located at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. Our telephone number at our principal executive office is +1 345 640 4900. Our principal website is www.patria.com. The information that appears on our website is not part of, and is not incorporated into, this annual report. In addition, the SEC maintains an Internet website at www.sec.gov, from which you can electronically access this annual report.
B.    Business Overview
Overview

	For the Years Ended December 31,
	2025	2024	2023	Change 2025/2024	Change 2024/2023
	(in US$ millions)
Net income for the year	90.5	75.7	120.8	14.9	(45.1)
Owners of the Company	85.7	71.9	118.4	13.8	(46.5)
Non-controlling interests	4.9	3.8	2.4	1.1	1.4

Fee Related Earnings (FRE)	202.5	170.1	147.7	32.4	22.4
Distributable Earnings (DE)	200.9	189.2	186.3	11.7	2.9

Note: FRE and DE figures reflect only the results attributable for controlling owners to disclose our exposure from our ownership stake on each line item. For their definition and reconciliation from Net Income see "Item 5.A Operating Results - Non-GAAP Financial Measures and Reconciliations".

Patria Investments Limited	54

We are a global alternative investment firm focused on the middle market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe, with combined assets under management (“AUM”), of US$52.6 billion and US$41.9 billion as of December 31, 2025 and 2024, respectively. Fee-earnings AUM ("FEAUM"), which are the AUM on which we earn management fees, totaled US$40.8 billion and US$32.9 billion as of December 31, 2025 and 2024, respectively. We seek to be the gateway for alternative investing in Latin America and the partner of choice for both global as well as local Latin American institutional and individual investors. We aim to serve our investors' needs by providing a diverse range of investment solutions that generate attractive risk-adjusted returns in order to help investors meet their specific portfolio objectives. To serve our clients' needs, we offer a comprehensive and expanding array of investments strategies across major asset classes - private equity, infrastructure, credit, real estate, and public equities. We offer these strategies through a variety of product structures designed to meet our clients' investment goals and liquidity needs. Product structures, generally fall into the categories of closed-end funds, permanent capital listed vehicles and interval funds, open end funds, and separately managed accounts ("SMAs"), among others.
As an asset manager, investment performance is the core of our business and a fundamental driver of our growth, and we believe we have built a solid track record across our strategies. The pooled Net Internal Rate of Return ("IRR") for our latest three vintages of closed-end infrastructure development funds, for example, was 10.2% as of December 31, 2025 in U.S. dollars, outperforming the Burgiss Global Infrastructure Median and the DowJones Brookfield Global Infra Index by 2.2% and 8.6%, respectively, and reached 16.0% in local currency. For private equity, the 20-year pooled Net IRR in U.S. dollars for our closed-end buyout funds was 11.0% as of December 31, 2025, outperforming the Burgiss LatAm Private Equity Top Quartile by 1.3 p.p. and on a local currency basis reached 14.4%.
With respect to credit, our Latin America High Yield Credit , our largest strategy, has outperformed its benchmark by 366 basis points ("bps") as of December 31, 2025 since inception in February 4, 2000. The strategy has also beaten its benchmark CEMBI Broad Div Latam HY (J.P. Morgan’s high‑yield Latin American corporate bond index) over the trailing 1, 3 and 5 periods through December 31, 2025. With respect to real estate, of our largest REITs with assets in excess US$75 million, which totals AUM of almost US$5.7 billion, 8 out of 11 have beaten the related benchmark since inception. Finally, in our GPMS business our investments in primaries, secondaries, and co-investments have generated gross IRRs of 17%, 18% and 17%, respectively, since inception and as of September 30, 2024, the latest date for which information is available. For further information on our funds performance, see “—Our Business.”
We believe we have also generated attractive financial performance for our shareholders. Since our IPO, we have grown our FEAUM from US$7.7 billion as of December 31, 2020 to US$40.8 billion as of December 31, 2025. Our Fee Related Earnings grew from US$56.8 million in 2020 to US$202.5 million in 2025, our Net Income grew from US$61.8 million in 2020 to US$90.5 million in 2025 and our Distributable Earnings per Share rose to US$1.27 in 2025 from US$1.02 in 2021, our first year as a public company.
In 2024, as reported before, we implemented several important changes to our capital management policy to enhance our capital flexibility in order to fund our growth, including acquisitions, and long-term shareholder returns. Starting with our dividend, in the second quarter of 2024, we transitioned from a variable quarterly dividend policy of 85% of Distributable Earnings to a fixed quarterly dividend of US$0.15 per share, subject to annual review. In the fourth quarter of 2025 we announced an increase of our fixed quarterly dividend to US$0.16 per share for the financial year 2026. In addition, in the fourth quarter of 2025 we announced that our Board had approved an additional share buyback program of three million shares, on top of the previously approved program of 3 million shares. The Group entered into a total return swap with a financial institution for 1.5 million shares in the third quarter of 2025 and aims to purchase the shares from the financial institution on the maturity of the swap. Our intention continues to be to use repurchases to mitigate the impact of compensation-based share issuance overtime, and we expect to keep our share count between 158 and 160 million shares for the coming year.
As of December 31, 2025, we had 548 professionals, of which 44 were partners, 20 of whom have worked together for more than 15 years. We operate in 15 offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá and Medellín (Colombia), Lima (Peru), Santiago (Chile) and Edinburgh (Scotland) as well as client-coverage offices in New York, Sausalito (United States), Dubai (UAE), Hong Kong (China), Mexico City (Mexico) and Buenos Aires (Argentina) , in addition to corporate business and management office in George Town (Cayman Islands) and London (England).

Patria Investments Limited	55

Our Vision
We seek to expand our successful business and investment strategy, which has been in place since the inception of our Company, as we see the continuing growth of our industry and the increasing demand for our products. We seek to continue to grow as a global mid-market leading alternative asset manager specialized in key resilient sectors in Latin America while selectively expanding into Europe and the United States.
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

Patria Investments Limited	56

Platform overview by asset class as of December 31, 2025:

PATRIA

Key Fee Characteristics By Investment Vertical

Asset Class	FEAUM by Structure			Fee Basis	Frequency of NAV Calculation	Duration	Currency Exposure Hard / Soft (%)	LTM Effective Mgmt. Fee Rate
Private Equity	$ 5.6 bn	100%	Drawdown Funds	Deployed Capital at Cost	n.a.	Long-dated & Illiquid	90% | 10%	1.80%
Infrastructure	$ 4.3 bn	92%	Drawdown Funds	Hybrid: Committed/ Deployed at Cost	n.a.	Long-dated & Illiquid	79% | 21%	1.46%
		8%	Infrastructure Core	NAV	Daily	Permanent Capital	0% | 100%	
Credit	$ 8.6 bn	86%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	70% | 30%	0.86%
		11%	Open Funds	NAV	Daily	Periodic	38% | 62%	
		3%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	46% | 54%	
Real Estate	$ 7.9 bn	90%	REITs	Market Value/NAV	Daily/Monthly	Permanent Capital	0% | 100%	0.73%
		10%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	35% | 65%	
Public Equities	$ 2.7 bn	43%	SMAs	Hybrid: Varies by Account	Quarterly	Long-dated & Illiquid	0% | 100%	0.66%
		33%	Interval Funds	NAV	Daily	Periodic/Limited Liquidity	0% | 100%	
		24%	Open Funds	NAV	Daily	Periodic	14% | 86%	
GPMS	$ 11.9 bn	40%	SMAs	Hybrid: Varies by Account	Quarterly	Long-dated & Illiquid	100% | 0%	0.52%
		25%	Drawdown Funds	NAV	Quarterly	Long-dated & Illiquid	100% | 0%	
		21%	Open Funds	NAV	Daily	Periodic	77% | 23%	
		14%	Permanent	NAV	Quarterly	Permanent Capital	100% | 0%	
Total	**$ 40.8 bn**						**62% | 38%**	**0.92%**

3

Note: Currency Exposure Hard / Soft (%) reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. Effective Management Fee Rate reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate Effective Managemenet. Fee Rate includes the 100% of VBI and the Bancolombia partnership, which was effective at our 50% in part of 2025 for VBI and is 51% ownership levels for Bancolombia partnership. Periodic liquidity for open funds refers to funds which investors can redeem shares in a short period, including but not limited to weekly and monthly; and for Interval Funds refers to funds which investors can only redeem shares at specific intervals, such as quarterly, semi-annually or yearly.

From December 31, 2009 to December 31, 2025, our Total AUM increased from US$2.4 billion to US$52.6 billion at a compounded annual growth rate (“CAGR”), of 21.2% per year. Our FEAUM defines the effective capital managed by us on which we derive management fees, and as of December 31, 2025 our FEAUM were US$40.8 billion and grew at a 40% CAGR from year end 2020, just prior to our January 2021 IPO. Our Total AUM, in addition to our FEAUM, considers the appreciation of the assets and the capital under management which is not generating management fees at a given time, such as the committed and not yet deployed capital of funds that charge management fees over the deployed capital.

Patria Investments Limited	57

The following charts illustrate our Total AUM and FEAUM growth curves:
Total AUM Patria (in US$ billions)

Total FEAUM Patria (in US$ billions)

Note: There can be no guarantee that we will achieve comparable growth metrics in the future. Others includes discontinued strategies such as hedge funds in 2020.

Patria Investments Limited	58

Infrastructure—Creating value through growth and development strategies
We believe we have built one of the leading infrastructure investment products in Latin America in terms of AUM, considering our US$8 billion and US$5.5 billion of Total AUM and US$4.3 billion and US$3.4 billion of FEAUM as of December 31, 2025 and 2024, respectively. We have offered over US$3.3 billion of co-investment opportunities to date since our inception in 2006. As of December 31, 2025, our primary infrastructure products older than 36 months had a consolidated cash-weighted net IRR since inception of 5.5% in U.S. dollars and 13.5% in Brazilian reais. As of December 31, 2025, the consolidated cash-weighted net IRR of our infrastructure Fund III, Fund IV and Fund V, our latest vintages, was 10.2% in U.S. dollars and 16.0% in Brazilian reais, which we believe demonstrates the strength of our most recent funds. Performance in Brazilian reais is particularly noteworthy as it substantially eliminates the impact of U.S. dollar exchange rate volatility and therefore, we believe, offers a more informative perspective of our investment acumen relative to dollar-based returns. In addition, we expect to develop additional infrastructure strategies targeted to local and regional investors who will be investing in local currencies.
The focus of our infrastructure investments is to capture additional returns above relevant market benchmarks “alpha” in Latin America’s infrastructure sectors through a disciplined but flexible investment process that we believe has shown to be value accretive regardless of macroeconomic cycles and external environments, and is based on the following elements:
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
•Sound capital structure: Deployment of solid capital structures based primarily on long-term project finance and a strong equity capital base, generally prioritizing the gradual deployment of primary capital to fund growth over large buyouts requiring an early infusion of sizable amounts of capital;
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
After building a successful franchise of infrastructure funds that invest in value-add opportunities in Latin America, we have expanded our product offering with infrastructure funds focusing on core infrastructure as well as infrastructure credit. On March 8, 2021, we announced the closing of our first evergreen, publicly traded, Core Infrastructure fund, Patria Infraestrutura Energia Core FIP Infra (“PICE”). PICE has closed on total commitments of approximately US$148 million (approximately R$914 million), and is a yield-focused investment vehicle that seeks to invest in high-quality, operational power generation and transmission assets in Brazil. This platform is designed to hold investments for longer periods than traditional private equity and is listed on the Brazilian Stock Exchange -B3 under the symbol (“PICE11”), which allows for its investors to have liquidity through the secondary market. Other examples of the expansion of our infrastructure platform include: (i) the August 2022 launch of Patria Infraestrutura Energia Core Renda FIP Infra (“PIER”). PIER which now has about US$163 million (R$902 million) and invests primarily in established hydro plants that are fully operational, with inflation-indexed long-term contracts and already distributing yield to investors; (ii) the 2023 launch of our credit infrastructure fund ("Infrastructure Credit"), which combines the strength of both our credit and infrastructure platforms and which now has approximately US$182 million of AUM as of December 31, 2025; (iii) the 2024 acquisition of Tria Comercializadora de Energia S.A., an energy trading company which represents a strategic collaboration between the Patria group and key players in the energy sector. This combination allows us to enhance and diversify our infrastructure vertical by integrating specialized expertise from the Brazilian energy market; and (iv) the November 2025 launch of Patria Infraestrutura Credito DI ("PIDI"), focused on the allocation of infrastructure debentures indexed to the CDI (the Brazilian interbank rate).

Patria Investments Limited	59

Infrastructure | Overview as of December 31, 2025

Patria Infrastructure Platform Overview

PATRIA

$8.0 Billion Total AUM

20-year track record

Strong Performance	• Pooled net IRR of 10.1% over the latest three vintages • 210 bps above benchmark[1]
Competitive Edge	• Strong investment capacity, with over $20 bn in CapEx, and on time/on budget track record[2]
Experienced Team	• Team with 80+ people including 50+ investment professionals, with technical and sector capabilities, dedicated to infrastructure in LatAm
Diversified Platform	• Expanding product offering in: **Value Add, Core Plus, Core, Credit and Energy Trading**
Attractive Addressable Market	• $150-200 bn of investment needs in Infrastructure in LatAm per year[3]

(1)Burgiss Global Infra Median.as of the third quarter of 2025, latest available.
(2)Capex developed/contracted.
(3)Source: IDB (Inter-American Development Bank) and IMF (International Monetary Fund); Patria internal analysis.

Patria Investments Limited	60

Infrastructure | Performance versus benchmark as of December 31, 2025

PATRIA

Infra Funds Performing Above Benchmarks

Patria Infrastructure **Net IRR**

2.1%
Above Median Benchmark
10.1%
8.0%
8.5%
Premium
1.6%

DowJones Brookfield Global Infra Index
Burgiss Global Infra Median[2]
Patria Infrastructure[1]

Latest vintages (Infra III, IV and V)

7

(1)Methodology: Cash Weighted Chronological (“Pooled Returns”) consolidates funds return at original dates and cash flows. Latest vintages considers Fund III, IV and V returns as of the fourth quarter of 2025 (~12 years).
(2)Burgiss Global Infra Median as of third quarter of 2025, latest available.
Private Equity—Operational value creation in resilient sectors
We have been evolving our private equity strategies since 1994, applying our investment approach to create leading companies in resilient sectors, such as agribusiness, healthcare, food and beverage, and logistics. As of December 31, 2025 and 2024, our private equity product had US$10.5 billion and US$9.8 billion of AUM and US$5.6 billion and US$5.4 billion of FEAUM, respectively. Collectively, our private equity funds had approximately 77 investments and over 348 underlying acquisitions historically as of December 31, 2025, reflecting the scale of our investment development activities. As of December 31, 2025 and 2024, the consolidated cash-weighted net IRR since inception for our primary private equity funds older than 36 months was 9.1% and 9.5% in U.S. dollars and 16.0% and 15.7% in Brazilian reais, respectively, with limited use of leverage. We believe that performance in reais is a key indicator of our investment acumen as it substantially eliminates the impact of U.S. dollar exchange rate volatility, which is outside of our investment control, and we expect will be of growing importance as we anticipate local investors investing in local currencies will increasingly be attracted to our private equity solutions as we develop products to cater to this market. In addition, with our expansion to venture capital, growth equity, and middle-market private equity solutions in developed markets, we believe our product offering now more fully covers the private equity investment spectrum.
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

Patria Investments Limited	61

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
Private Equity | Overview as of December 31, 2025

Patria Private Equity Platform Overview

PATRIA

$10.5
Billion Total AUM

30-year track record

Strong Performance	• +130 bps of excess returns versus PE LatAm
Competitive Edge	• Sector-focused strategy, building market leaders through consolidation with a hands-on approach to value creation • Strong operating/value-creation capabilities • Backing of founder-led companies
Experienced Team & Deep Bench	• Team of 140+ people including 100+ investment professionals • Partners with +20 average years of experience and working together for 16 years on average • Sector specialists with ~30 average years of experience
Diversified Platform	• Expanding product offering including Buyout, Growth Equity, Climate & Venture Capital strategies • Multi-sector expertise including Healthcare & Wellness, Food & Agri, Education and Digital Services
Attractive Addressable Market	• +5 p.p. growth in Latam Global Market Share of FDI inflows ('07- '24) • PE market in Latam expected to grow more than 4x reaching ~$220B

Note: Past performance is not a guarantee of future results. AUM as of December, 2025. (1) Year-over-year LTM as of September 2025 in BRL; (2) Total Addressable Market for LatAm PE.

Patria Investments Limited	62

Private Equity | Performance versus benchmark as of December 31, 2025 (latest benchmark data available)

PATRIA

Outperforming EM PE Industry & Uncorrelated to LatAm

Long-Term Alpha Generation

20-year Net IRR (USD)[1]

11.0%
Patria PE:
Excess return vs. PE industry
+130 bps
9.7%
20-year
PATRIA
Burgiss
LatAm2

Private Equity Differentiated Strategy

–
Sector Selection
Healthcare, F&B, Agribusiness, B2B Services and Logistics

–
Consolidation Strategy
Acquisitions at ~60% discount to listed peers (avg. 6.5x EV/EBITDA[3])

–
Value Creation
Sector and Functional Specialists with average 29 years of experience

–
Staged Capital Deployment
FX Risk mitigation & enhanced allocation to winners

–
Associative Approach
Hands-on and partnership approach with entrepreneurs

5

(1)Methodology: Cash Weighted Chronological (“Pooled Returns”) consolidates funds return at original dates and cash flows. 20-years considers Fund II, III, IV, V, VI, VII as of December 31, 2025; (2) MSCI Private Capital Benchmarks (20 year) for LatAm as of the third quarter of 2025 (latest benchmark available). (3) Avg. EV/EBITDA of our acquisitions for 2024 and LTM as of September 2025.
Private Equity and Infrastructure Fund Terms
The key terms of our private equity and infrastructure closed-end flagship funds are in general: (1) tenure of 10 to 12 years, extendable for two additional years; (2) 1.5%–2.0% p.a. management fee, charged at cost on either committed or invested capital; (3) five to six years of investment period; (4) for the funds which charge fees over committed capital, reduction of the basis for calculation of the management fee from committed capital to invested capital at the end of the investment period; (5) 0.25% discount on the management fee after raising a successor fund (step-down); (6) 15%–20% carried interest range, European waterfall structure with full catch-up, where performance is measured versus the preferred rate at the fund level (all distributions go to investors and the manager will not participate in profits until the investor’s capital, costs and preferred return have been fully satisfied); and (7) preferred returns from 6% p.a. to 8% p.a.
As our business evolves, many larger investors are increasingly accessing our investment strategies and capabilities through separately managed accounts (“SMAs”). SMAs by design each have unique and customized fee structures and terms and conditions but often allow for the recycling of capital and compounding, and we expect many SMAs will have lives that meet or exceed those of our closed-end funds. As of December 31, 2025 approximately 15% of our FEAUM were in SMAs across the entirety of our platform, including GPMS.

Patria Investments Limited	63

Private Equity and Infrastructure Development Closed-end Funds Investment Record as of December 31, 2025

Note: We report investment performance for Private Equity and Infrastructure funds/strategies with Total AUM equal to or above US$500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Private Equity and Infrastructure net returns presented as ’n/m’ for the fund’s which first deployment of capital date is less than 36 months prior to the period indicated.
(1)As of December 31, 2025, PE VII and IS V committed capital include all specific co-investment and side car vehicles, including non fee paying commitments. Excluding non fee paying co-investments commitments, PE VII and IS V committed capital would be US$1,477 million and US$1,814 million respectively. Gross MOIC and Net Returns only reflect returns on primary funds and fee-paying co-invests.
Credit and Public Equities
The combination with Moneda Asset Management was an important step towards our diversification as it added two new product lines - credit and public equities. As of December 31, 2025 and 2024, the Total AUM for our credit platform was US$8.8 billion and US$6.7 billion, respectively, while FEAUM in credit were US$8.6 billion and US$6.5 billion. Our credit FEAUM grew 32% from December 31, 2024 to December 31, 2025 driven by a combination of strong investment performance, led by our closed-end USD Corporate High Yield fund, and net new business flows.
We expect credit will be a key driver of our growth driven by our strong investment performance, continued investor demand for differentiated credit strategies, and as we continue to expand the range of strategies we offer and the variety of investment vehicles in which we offer our strategies, including Luxembourg-domiciled Undertakings for Collective Investment in Transferable Securities ("UCITs"), Ireland domiciled investment trusts, and a closed-end private credit fund in Brazil. Overall, most of our credit strategies are in long-term or evergreen fund structures such as interval funds that offer limited gates of liquidity.
In the fourth quarter of 2025, we announced the acquisition of 51% of Solis Investimentos, a Brazilian investment manager specializing in the structuring and management of Collateralized Loan Obligations ("CLOs"). The CLO market in Brazil has been benefiting from a variety of structural and secular trends which have driven asset growth at a CAGR of 35% over the last 5 years. The acquisition closed on January 2, 2026, adding approximately US$3.1 billion of FEAUM in 2026 which will increase our total Credit FEAUM by over 35% solidifying our position as one of the leading Credit platform in Latin America. Considering this acquisition, Credit will account for over 26% of our total FEAUM.
Total AUM for our public equities products was US$2.8 billion as of December 31, 2025, up 49% from US$1.9 billion in December 31, 2024 mainly driven by strong investment returns and positive FX impacts, despite the fact that, in general, public equities strategies in Latin America have been negatively impacted by lackluster demand due to competition from new and existing products which benefit from high interest rates. We believe we are well positioned in the event demand for public equities strategies improves given our experienced team and solid long-term track record.

Patria Investments Limited	64

Credit | Overview as of December 31, 2025

Patria Credit Platform Overview

PATRIA

$8.8
Billion Total AUM

25-year
track record

Strong Performance	• Listed Credit: all strategies outperforming benchmarks over 3, 5, 10 years+ and flagship funds ranked top percentile against eVestment EM
Competitive Edge	• LatAm USD Corporate Credit outperforms US and EM over the long term • Leading platform in a large market with few dedicated players • Local investment capabilities in every country in the region
Experienced Team & Deep Bench	• Experienced team of ~100 people with ~45 investment professionals in Listed Credit
Diversified Platform	• Full exposure: USD, Local Currency, Public and Private • Corporate Credit: USD and Local Currency for global and local clients
Attractive Addressable Market	• ~$2.3 Tn Latam Credit Total Addressable Market, of which ~$1.3 Tn when excluding Bank Loans

Note: Considers NAV appreciation. Past performance is not a guarantee of future results.

Patria Investments Limited	65

Credit | Performance Highlights as of December 31, 2025

PATRIA

Credit: Strong Track Record & Consistent Outperformance

Regional Corporate Strategies

LatAm High Yield ($5.2 Mn AUM)
Outperformance (bps)

270
180
370bps
3y
10y
Since Inception

#1 out of 61 EM Fixed Income Funds[1] (Evestment)

LatAm Local Currency ($1,105 Mn AUM)
Outperformance (bps)

230
20
140bps
3y
10y
Since Inception

#1 out of 29 EM Local Currency Funds[2] (Evestment)

Local Corporate Strategies

Chile High Yield ($955 mn AUM)
Outperformance (bps)

530
300
260bps
3y
10y
Since Inception

Private Credit Brazil ($56 mn AUM[3])
Outperformance (bps)

331
395
329bps
1y
2y
Since Inception

Note: Regional Corporate Strategies - Source: Moneda Asset Management, JP Morgan, Evestment. Data calculated by Moneda Asset Management as of December 31, 2025. Benchmarks used: Cembi Broad Div LatAm Index (JP Morgan) for LatAm High Yield, GBI Broad Div Latam Index (JP Morgan) for LatAm Local Currency, RiskAmerica Corporativo Global for Chile High Yield and CDI for Private Credit Brazil.
(1)Evestment by Nasdaq. Data as of December 31, 2025. Data point for the last 13 years of the fund
(2)Data point since inception of the fund. Local Corporate Strategies - Source: Moneda Asset Management, Patria, RiskAmerica. Data as of December 31, 2025. Inception Date of Chile High Yield: December 31st, 2012.
(3) Data as of December 31, 2025, consider the vehicle for individual investors in Brazilian retail platforms. Data point for the last 30 months of the fund. Past performance is not a guarantee of future results.

Patria Investments Limited	66

Public Equities | Overview as of December 31, 2025

Patria Public Equity Platform Overview

PATRIA

$2.8
Billion Total AUM

32-year
track record

Strong Performance	• ~600 bps of outperformance since inception in largest strategy[1]
Competitive Edge	• Long term customer relationships with 80% of AUM from clients who have been with Patria 12+ years • Deep research capabilities and bottom-up approach
Experienced Team & Deep Bench	• Team of 20+ investment professionals with 20 years of average experience investing in Latin American Equities
Diversified Platform	• Brazil & Chile strategies: long only, long biased, small caps, all caps and PIPE vehicles with local approach (~$1.6bn, 5 Funds + SMAs) • Latam strategies: small caps and all caps vehicles with regional long-term approach (~$1.1bn, 2 Funds + SMAs)
Attractive Addressable Market	• $1+ Tn free float market cap in major target markets[2] • Opportunity to gain market share at regional and local level

(1)Strategy with Largest AUM: Pionero Fondo de Inversion.
(2)Major target markets include Brazil, Chile, Mexico, Colombia, Peru, Argentina and Panamá.

Patria Investments Limited	67

Public Equities | Performance Highlights as of December 31, 2025

PATRIA

Disciplined Investment Process Drives Consistency

Recurrent outperformance versus the benchmarks since inception

Strategy	Functional Currency	Strategy AUM (USD mn)	YTD	Compounded Annualized Net Returns				Excess Return Since Incept.
				1yr	3yr	10yr	Since Incep.	
Chilean Equities (1994)	CLP	1,488	68.6%	68.6%	31.5%	14.3%	14.8%	600 bps
Benchmark: MSCI Chile SC Net			43.4%	43.4%	25.1%	9.9%	8.8%	
Latam Equities (2008)	USD	1,090	51.1%	51.1%	11.1%	7.1%	3.9%	360 bps
Benchmark: MSCI EM Latam IMI			53.8%	53.8%	14.4%	8.6%	0.3%	
Patria Long Biased (2020)	BRL	33	57.4%	57.4%	24.6%	-	20.9%	851 bps
Benchmark: IPCA + Yield IMA-B			12.5%	12.5%	11.6%	-	12.4%	

16

Note: Data as of December 31, 2025. LatAm Public Equities Strategy returns have been calculated by Moneda applying the Global Investment Performance Standard methodology and have not been certified by a third party. Inception date LatAm Equities Strategy: May 27th, 2008. Inception Date Chile Equities Strategy: March 18th, 1994. Source: Moneda Asset Management. Inception date Patria Long Biased fund: Oct 30th, 2020 – net returns in BRL. Outperformance reflects primary fund within strategy. Past performance is not a guarantee of future results.
Credit and Public Equities Investment Performance as of December 31, 2025

Note: Includes composite investment performance for funds of strategies with or which have reached in the past Total AUM of US$500 million or more, and where relevant, a weighted composite of underlying benchmarks. Returns as of December 31, 2025 for Credit and Public Equities.

Patria Investments Limited	68

Real Estate
We have significantly expanded our Real Estate investment capabilities in both Brazil and Colombia and total Real Estate AUM and FEAUM as of December 31, 2025 and 2024 were US$8.4 billion and US$5.8 billion and US$7.8 billion and US$5.5 billion, respectively. Approximately US$7.0 billion of our Real Estate FEAUM are in permanent capital vehicles, predominately listed REITs in Brazil.
The expansion of our Real Estate business in Brazil was largely initiated by our acquisitions of VBI and the CSHG Real Estate businesses, which we combined to create "Patria Real Estate" platform in Brazil, with total FEAUM as of December 31, 2024 of US$3.3 billion making us one of the largest independent managers of listed REIT strategies in Brazil. In 2025, we continued to expand our Real Estate business both organically and inorganically, and with the acquisition of RBR Gestão, announced on December 11, 2025, and its approximate US$1.3 billion of FEAUM, we believe that we became one of the largest REIT manager in the country in terms of Assets Under Management. We believe our scale, breadth of strategies, and investment track record leave us well positioned to grow this business over time through a combination of new products, follow-on offerings of existing products, as well as the ability to continue to consolidate what is a highly fragmented market.
Through our business arrangement with Bancolombia and further acquisition of Nexus, we have also built a sizeable Real Estate platform in Colombia that as of December 31, 2025 totaled US$2.7 billion of FEAUM, versus approximately US$2.0 billion as of December 2024, versus US$1.4 billion as of December 2023 and virtually zero as of December 2022. Our Colombian Real Estate strategies are currently focused predominately on institutions through very long-duration commingled investment vehicles.
Real Estate | The Evolution of Our Real Estate Since IPO as of December 31, 2025

The Evolution of Patria's Real Estate Platform Since IPO

Fee Earning AUM ($ bn)

~90% Permanent Capital

Prior to IPO
Patria reorganized its Real Estate platform to focus on REITs (permanent capital) to leverage the financial deepening in Latin America, launching two funds in the logistics and corporate office segments

2022
In June 2022, Patria announced partnership with VBI Real Estate, a top independent player in Brazil's REIT market, acquiring a 50% stake with option to full acquisition

2023
By the end of 2023, our Real Estate FEAUM had grown by more than **140%** since the beginning of the year

Nov 2023

Venture with Bancolombia

+$1.4 bn of permanent capital

2024
In May, Patria acquired Credit Suisse's RE in Brazil ("CSHG RE")[2], and by August concluded the acquisition of remaining 50% of VBI[1]

$0.7
$1.4
$3.5
$5.5
$7.8
FY20
FY22
FY23
FY24
FY25

2026

February 2026
Completed the acquisition of RBR Gestão, adding **~$1.3bn** to FEAUM

July 2025
Completed the acquisition of 6 Brazilian REITs from Genial & Vectis, adding **~$600mn** to FEAUM

Patria today manages the **largest and one of the most diversified** portfolios in the Brazilian REIT market

9

(1)FEAUM incorporate 100% of VBI FEAUM
(2)As of July-22-24, we completed the transfer of Credit Suisse’s Brazilian Real Estate underlying funds

Patria Investments Limited	69

Real Estate | Overview as of December 31, 2025

Patria Real Estate Platform Overview

PATRIA

$8.4
Billion Total AUM

18-year
track record

Strong Performance	• **Brazil:** 500+ bps of outperformance since inception for the largest REIT[1] • **Colombia:** 1,000 bps of outperformance since inception for the largest fund (Diversified) • **Chile:** a top performer among commercial income funds in Chile, delivering double digit annualized alpha since inception
Competitive Edge	• Deep sector specialization fully focused on Real Estate • Vertically integrated: development and core investments • Scale and liquidity of listed REITs
Experienced Team & Deep Bench	• 100+ people including ~35 investment professionals with 20+ years of average experience investing in the Latam Real Estate market
Diversified Platform	• 20 listed REITs (no redemption), multiple JVs and PE fund structures • ~90% of FEAUM is permanent capital (no redemptions) • Diversified strategies to fully capitalize on market opportunities: Core, RE Solutions, Opportunistic, REITs
Attractive Addressable Market	• $100bn+ market in Latam with over 500 listed REITS • Fragmented with great consolidation potential

Note: (1) Methodology: Weighted Average Returns consolidates funds return at original dates and cash flows of largest types as of December 31, 2025. We will report investment performance for REITS with AUM in excess of US$75 million. Past performance is not a guarantee of future results.

PATRIA

Investment Performance – REITs

As of Dec 25

Ticker	Fund Name	Strategy	Inception	Functional	AUM M (Functional Currency)	AUM M (USD)	Returns in local currency - Since Inception		
							Total Return (Annualized)	Market Comparison	IFIX (BR)[1] / IPC(COL) (Annualized)
HGLG11	PÁTRIA LOG FII	Logistics	2011	BRL	6,681	1,214	14.3%	IFIX	9.5%
LVBI11	VBI LOGISTICO FII	Logistics	2018	BRL	1,809	329	11.2%	IFIX	7.5%
PVBI11	VBI PRIME PROPERTIES FII	Office	2020	BRL	2,225	404	3.8%	IFIX	6.3%
HGRE11	PÁTRIA REAL ESTATE FII	Office	2009	BRL	1,466	266	11.4%	IFIX	8.8%
VCJR11	VECTIS JUROS REAL FII	Receivables	2018	BRL	1,197	218	6.4%	IFIX	6.5%
HGCR11	PÁTRIA RECEBÍVEIS IMOBILIÁRIOS FII	Receivables	2010	BRL	1,511	275	12.5%	IFIX	9.4%
PCIP11	PATRIA CREDITO INDICE DE PRECOS	Receivables	2019	BRL	1,440	262	10.9%	IFIX	5.7%
HGRU11	PÁTRIA RENDA URBANA FII	Street Retail	2018	BRL	2,931	533	13.9%	IFIX	8.0%
PSEC11	PATRIA SECURITIES FII	FoF	2020	BRL	1,188	216	3.4%	IFIX	3.7%
PMLL11	PATRIA MALLS	Malls	2017	BRL	1,471	267	9.1%	IFIX	7.1%
n/a	FONDO INMOBILIARIO COLOMBIA	Diversified	2008	COP	6,315,375	1,670	14.6%	IPC	4.6%

16

Note: We will report investment performance for REITS with AUM in excess of US$75 million. Market based return including dividend reinvestment.
(1)Índice de Fundos de Investimentos Imobiliários ("IFIX") launched on December 30, 2010

Patria Investments Limited	70

Global Private Market Solutions
Following the acquisition of the private equity solutions business of Abrdn, which closed on April 26, 2024, and in combination with our pre-existing advisory business directing Latin American capital to global private markets, we created our GPMS. Our GPMS business had US$14.2 billion of AUM and US$11.9 billion of FEAUM as of December 31, 2025 versus US$12.2 billion of AUM and US$10.2 billion of FEAUM as of December 31, 2024. This new vertical both enhances our ability to serve as a gateway for Latin American investors to access global private markets, while expanding our investment footprint into developed markets in the fast-growing alternative solutions market.
In February 2026, we announced that we entered into an agreement to acquire WP Global Partners LLC ("WP"), a U.S. based private equity solutions manager focused on the lower-middle-market. The acquisition aims to enhance our scale in a strategic market, strengthening its middle-market primaries and co-investment private equity capabilities in the U.S. broadening GP relationships and client reach. After the closing this transaction (April 1, 2026), our GMPS Fee Earning Assets under Management investment in the US will increase nearly 40%.
GPMS | Performance as of December 31, 2025

Patria GPMS Platform Overview

PATRIA

$14.2
Billion Total AUM

+25-year
track record

Strong Performance	**17%, 18% and 17%** pooled IRR for Primaries, Secondaries and Co-Investments[2] respectively
Competitive Edge	Integrated platform of primaries, secondaries and co-investments, invested with 250+ GPs across 600+ funds, providing access to differentiated opportunities in the lower and middle-market global PE industry, resulting in attractive and consistent returns to investors
Experienced Team & Deep Bench	100+ people team including ~55 experienced investment professionals, working 10+ years together on average
Diversified Platform	Diverse product offering includes Separately Managed Accounts (SMAs), closed-end pooled funds and a UK listed unit trust, which invest in a mix of primaries, secondaries and co-investments
Attractive Addressable Market	AUM invested in Middle Market PE strategies exceeds ~836 bn[1] creating large foundation for strategies focused on middle market primaries, secondaries and co-investments

(1)     North America and Europe Middle Market (>$250 mn & <$3 bn) Private Equity (Primaries, Secondaries & Co-Investments) AUM as of FY23 – Source: Preqin
(2)     Data as of 30 September 2025. Primaries track record: comprises all primary funds selected by current members of our investment team from 2008 to 30 September 2025. Excludes funds selected by former members of the SL Capital team from 2008-2012 and Aberdeen Asset Management team from 2008-2016 in which no current investment team member had any involvement in the selection process. Includes European, North American and Global buyout funds. Secondaries track record: comprises all secondary transactions completed from 2012 to 30 September 2025. Co-investments track record: comprises all investments by current members of our investment team.
    Returns are gross and represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of our management fees and carried interest, fund expenses and gains/losses on distributed securities. Performance data excludes co-investments completed in 2024 and 2025. In 2026, AUM will increase by US$2.7 billion from WP Global Partners acquisition.

Patria Investments Limited	71

Note: Data as of 30 September 2025. Primaries track record: comprises all primary funds selected by current members of our investment team from 2008 to 30 September 2025. Excludes funds selected by former members of the SL Capital team from 2008-2012 and Aberdeen Asset Management team from 2008-2016 in which no current investment team member had any involvement in the selection process. Includes European, North American and Global buyout funds. Secondaries track record: comprises all secondary transactions completed from 2012 to 30 September 2025. Co-investments track record: comprises all investments by current members of the our investment team. (1) Returns are gross and represent the pooled internal rate of return net of management fees, carried interest and expenses charged by the general partners of the underlying investments but before the reduction of our management fees and carried interest, fund expenses and gains/losses on distributed securities. (2) Performance data excludes co-investments completed in 2024 and 2025

Our Competitive Strengths
Since our inception, we have grown to become one of the leading alternative investment firms focused on Latin America in addition to having a specialized focused on middle market private equity solutions in developed markets, particularly Europe and now also expanding into the United States. We believe the following competitive strengths allow us to capitalize on industry trends and position us well for future growth:
Attractive investment performance track record across market cycles.
We have produced strong long-term investment performance across our product offerings, generating consistent excess returns relative to benchmarks. Our closed-end infrastructure strategy pooled net IRR in U.S. dollars for our latest three vintages was 10.1% as of December 31, 2025, outperforming the Burgiss Global Infrastructure Median and the Dow Jones Brookfield Global Infrastructure Index by 2.1% and 8.5% respectively. In local currencies our last three infrastructure vintages have generated pooled net IRR's of 16.7%. For our closed-end private equity funds pooled 20-year net IRR in U.S. dollars was 11.0% as of December 31, 2025, outperforming the MSCI Private Markets Benchmarks (20 year) for LatAm 130bps as of September 30, 2025, which is the latest benchmark data available. In local currencies our 20-year net IRR return through December 31, 2025 was 14.4%. For Credit, our Latin American High Yield, our Latin American Local Currency and our Chilean Fixed Income strategies have outperformed their benchmarks since inception by 366 bps, 134 bps and 193 bps respectively. For Real Estate, 15 of our 23 REIT's we manage have outperformed the benchmark since inception as of December 31, 2025. Finally, in our GPMS business our investments in primaries secondaries, and co-investments have generated gross IRRs of 17%, 18%, and 17%, respectively, since inception and as of September 30, 2025, the latest available data.

Patria Investments Limited	72

Strong client relationship model and capital raising capabilities.
We are one of the leading alternative investment firms in Latin America in terms of capital raised and therefore are among the world’s largest institutional investors focused on investments in Latin America. As of April 1, 2026, Preqin’s database on fund managers ranks us as the number one asset manager focused in Latin America for private equity and infrastructure in terms of funds raised in the last 10 years. We have been steadily expanding our capital raising capabilities and currently have over 109 individuals in our commercial organization ranging from client coverage and product specialists to investor relations officers, which compares to only 10 at the time of our IPO. Our commercial teams are located in 16 offices globally.
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
Distribution Structure | Global Presence

PATRIA

At Early Stages of Leveraging Expanded Global & Local Distribution Capabilities; Another Long-Term Growth Catalyst

16 Commercial Offices Around the Globe

Global Commercial Structure

220+ people

Number of Local Retail Investors

Mainly in permanent capital vehicles with no redemption

1.0+ million

Global Footprint

Edinburgh
London
San Francisco
New York
Mexico City
Bogota & Medellín
Lima
São Paulo
Santiago
Montevideo
Dubai
Beijing
Hong Kong

% of AUM Sourced from	
Latam ex. Brazil	31%
Europe & Middle East	27%
Brazil	18%
North America	16%
APAC	9%

Relationship Highlights

- 8/10 — World's largest **sovereign wealth funds**
- 8/10 — US largest **pension funds**
- 10/10 — Brazil's and Chile's largest **pension funds**

3

Patria Investments Limited	73

Highly attractive and scalable business model with robust growth trajectory.
We participate in an industry that we believe benefits from strong secular growth trends, as well as growth as a result of strategic acquisitions and market consolidation. From 2009 to 2025, our Total AUM increased at a CAGR, of 21.2%. Since our IPO in 2021 our FEAUM grew at a compound rate of 40% to December 31, 2025. As of December 31, 2025 approximately 22% of our FEAUM are in permanent capital vehicles and about 90% of our FEAUM are in investment vehicles with no or limited liquidity windows. For details on our AUM and FEAUM growth, see “—Our Business.” We have a strong business with two main revenue streams: management fees and performance or incentive fees. Considering the stickiness and long-duration of our FEAUM, the management fees we generate are highly predictable providing us with highly visible cash flows. The long duration of our assets in combination with our greater diversification relative to the time of our IPO, enhances the resiliency of our business. In addition to management fees, performance and incentive fees provide the potential for additional revenues linked with our investment performance. As of December 31, 2025 and 2024, the sum of our net accrued performance fees was US$249 million and US$319 million, respectively. The decline was mainly the result of the combination of asset sales and realizations, public traded companies stock performance and negative foreign exchange impacts. This metric is defined in the section “Presentation of Financial and Other Information—Certain Terms Used in this Annual Report as KPIs to Measure Operating Performance.
Seasoned management team with entrepreneurial spirit and professional culture.
As of December 31, 2025, we had a management committee team, composed of 26 members. Most of our 44 partners have been working together for more than 15 years on average. Partners and senior management leaders are highly aligned with our clients’ objectives, with sizable personal capital commitments to our active funds. Our team includes more than 200 investment professionals and more than 109 client coverage professionals based in São Paulo (Brazil), Santiago (Chile), Montevideo (Uruguay), Buenos Aires (Argentina), Bogotá and Medellín (Colombia), Lima (Peru), New York and Sausalito (United States), London (England), Edinburgh (Scotland), Dubai (UAE), Hong Kong (China) and Mexico City (Mexico), in addition to our corporate business and management office in George Town (Cayman Islands). Our team blends professionals with complementary competences and experiences, who bring different perspectives to our investment and management decisions, all of whom are committed to sustainable solutions and fully adherent to environmental, social and governance (“ESG”), standards. Our operating partners, usually former C-level executives from the sectors in which we invest, our value creation team staffed by senior functional specialists, and our transactions group of M&A specialists complement the business development competences of our investment team. We also have what we believe to be one of the best entry-level programs in our sector: Patria Academy, our internship program with approximately 147 applicants per position. We also offer our employees the opportunity to rotate between multiple roles. For more information on our management, see “Item 6. Directors, Senior Management and Employees.”
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
The performance of our funds coupled with our expanding range of investment strategies and geographic footprint, helps us attract and retain many of the largest and most relevant institutional global investors. We believe we have evolved to become one of the trusted partners to many of our global clients regarding their Latin American investment decisions. The recognition from such renowned investors reinforces our brand equity and strongly leverages our capital raising capabilities to attract new investors and increase our share of wallet of current clients. In Latin America, we believe our expanded investment capabilities and regional footprint combined with the brand equity we've built over three decades reinforces our position as a thought leader throughout the region. We also seek to provide investors with access to high quality middle market private equity solutions in Europe and North America through our GPMS business as we selectively expand our footprint into developed markets.

Patria Investments Limited	74

Our more than three decades of successful investments in Latin America have made us one of the most recognized private markets investors in the region, especially in the industries in which we focus. Our strong reputation in the Latin American business community attracts talented entrepreneurs, who naturally approach us when seeking a partner to grow, allowing us to invest in attractive entry valuations.
Divestment activities are also positively impacted by our brand equity recognition. Public markets, large corporations, and other strategic investors, which are the usual buyers of our Portfolio Companies and infrastructure investments, recognize our track record of building and structuring companies and assets, with good governance and strong management teams and business processes.
Business Growth Strategy
The alternative investment industry has experienced significant growth, which we expect to continue and contribute to our future growth. Amongst mid-market focused alternative asset managers, we believe we are one of the market leaders with regard to fundraising for alternatives in the regions where we operate. For example, as of April 1, 2026, Preqin’s database on fund managers ranks us as the number one asset manager focused in Latin America for private equity and infrastructure in terms of funds raised in the last 10 years.
A key part of our growth strategy has been to expand our product offering to better serve local and regional investors, in addition to global investors. The expansion in our capabilities, which has been substantially fueled by acquisitions, is highlighted by the expansion in the number of investment strategies we offer to over 40 as of December 31, 2025. We have also expanded the range of asset classes in which we invest as well as our geographic reach. We expect our future growth will continue to be fueled by a combination of organic growth we generate internally, as well as through strategic acquisitions that further enhance our capabilities and scale.
Growing addressable market. Alternative investments are expected to continue to grow vigorously and sustainably over the long-term. According to Preqin’s special report published in 2025, 'The Future of Alternatives in 2030', assets under management ("AUM"), in alternative asset classes (including private markets and hedge funds) is expected to grow at a CAGR of more than 9% to reach more than US$32.0 trillion by the end of 2030, up from US$18.7 trillion in 2024.
We believe the penetration of Latin American private investments as a share of global private markets can increase from the historically low levels. Preqin data as of March 16, 2026 shows that Latin America accounted for approximately 1% of total global private markets AUM, while Latin America GDP in 2024 represented 7% of global GDP. We believe that the volume of capital flowing to private markets in Latin America will increase substantially over time, driven by positive economic and currency cycles and the low correlation between Latin America and the global economy.
Continue to diversify and grow our client base of large global investors. We have a strong, diversified and sophisticated global client base of over 600 institutional, 1,600 high-net-worth investors and over 1.1 million retail investors. As of December 31, 2025, our investors included: (1) 7 of the world’s 10 largest sovereign wealth funds (including LPs with indirect investments — source: Preqin—December 2025); (2) 10 out of the world’s 20 largest pension funds — source: Preqin—December 2025; and (3) 8 out of the U.S.’s 10 largest pension funds — source: Preqin—December 2025. We intend to continue to expand our relationships with existing clients and also intend to capitalize on significant opportunities in new client segments, such as high-net-worth individuals, regional and local institutional investors and also mass affluent investors. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them have only recently begun to invest in, or increase their allocations to, private markets investments. In addition, in selected countries within Latin America such as Brazil and Colombia, certain institutional investors are required to invest in local markets, and we believe this home country bias will drive demand for local alternative investment solutions overtime. Developing local strategies to meet this evolving local demand has been a key new business initiative for us.
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

Patria Investments Limited	75

We believe our existing long-term relationships have been built not only through our long-term investment track records and the trust we have engendered over the years, but also through other initiatives, such as:
•Sharing interesting co-investment opportunities: In our infrastructure strategy alone, we've offered more than US$3.3 billion in co-investment opportunities to our LPs since inception;
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
Continue to increase our product portfolio. Starting from our closed-end private equity and infrastructure funds, we have made significant progress in diversifying our investment platform across major asset classes as we seek to offer a wider range of products to meet the needs of our growing client base. Aligned with our growth strategy, we have used capital raised in our January 2021 IPO, modest amounts of debt, and our strong cash flow to drive inorganic expansion, adding complementary products and scaling our presence in key asset classes such as credit, real estate and developed middle market private equity solutions. We also continue to expand our offerings in our legacy businesses in private equity and infrastructure.
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

Patria Investments Limited	76

We continue to improve our Responsible Investment framework to assess all considerations rigorously in our investment process through nine steps to evaluate and address material aspects in the three main stages of the investment cycle: (i) investment, (ii) active ownership and, (iii) divestment. The implementation of the different steps varies according to the asset class, the moment in the investment cycle when the step is considered, and the level of depth, based on our leverage, materiality, and priorities:
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
6.Responsible Business support and Engagement: offering of sustainability expertise and facilitating knowledge building. Supporting investees in the identification and implementation of best practices. Particularly relevant for our private equity and infrastructure portfolio.
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
As of 2025, in a continuous improvement effort, we restructured our Responsible Investment Governance. The Head of ESG for the Portfolio, retained in 2025, has over 25 years of experience in sustainable business management. The Responsible Investment team sits within the Management and Transformation business area, being closer to the Portfolio Companies, exercising sustainable active ownership while contributing to the Responsible Management of all of our Assets.
The Responsible Investment Team is responsible for ESG-related risks identification and management, both on portfolio, funds and asset class levels, with deeper and more detailed assessments as required by each fund strategy and as requested by our investors. The team is also responsible for identifying and capturing ESG-related opportunities both on a portfolio and assets level.
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

Patria Investments Limited	77

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

Patria Investments Limited	78

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
Our Information Technology. We have state-of-the-art infrastructure technology aligned with what we believe to be best practices. We work to achieve high performance and availability having all critical assets configured to be fault-tolerant to sustain operations in the event of a major failure. We keep appropriate backups through a disk-based and cloud-based approach with data duplication. We have a comprehensive and highly available disaster recovery (“DR”), strategy and solution with multiple layers of redundancy: our file and application servers are replicated in real time to the DR site, our maximum data loss in the event of a disaster is 15 minutes, and we perform disaster recovery tests annually. Finally, we are evolving towards browser-based applications, delivered through software as a service as they are easier to maintain, improve and roll out and are the right fit for most of our business activities, giving us the agility we need with known and recognized security structures.
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

Patria Investments Limited	79

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
In addition, in recent years in Brazil, the equity capital markets have been a significant competition to our business by providing equity funds to companies in need of financing. The same applies to our business in public equities and fixed income funds managed by Moneda, which faces increasing competition to source institutional clients and in the distribution segment of offshore funds. In all of our businesses, competition is also intense for the attraction and retention of qualified employees. Our ability to continue to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. For additional information concerning the competitive risks that we face, see “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—The asset management business is highly competitive with numerous competitors with greater resources.”
Regulation and Supervision
As a Global Business, we are regulated and supervised by the relevant authorities in the jurisdictions in which we operate and conduct our regulated activities.
Regulation and Supervision in Brazil
The Company is authorized and regulated in Brazil by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, “CVM”) which is the governmental authority responsible for overseeing and regulating the securities market and, on a self‑regulatory basis, by the Brazilian Financial and Capital Markets Association (“ANBIMA”). In addition, the Company is subject to anti-money laundering and counterterrorist financing (“AML/CTF”) governed by Law No.9.613 and Anti-bribery framework governed by Law No.12.846.
As a CVM‑regulated entity, the Company must comply with applicable securities laws and regulations, including prudential standards, conduct‑of‑business rules, disclosure obligations, and requirements governing the distribution and management of securities and investment products. The Company is associate and adheres to ANBIMA’s self‑regulatory codes, which establishes best practices the financial and capital markets relating to regulatory practice, governance, suitability, transparency, advertising, and fiduciary conduct. Both CVM and ANBIMA maintain supervisory and enforcement authority, including the ability to conduct inspections, request information, impose sanctions, and issue binding directives.
The Company is required to submit periodic regulatory reports, and any other information they may require under supervisory by the CVM or ANBIMA.
Regulation and Supervision in the Cayman Islands
Our Cayman based operations operate under legal entities acting as a registered person under the Securities Investment Business Act (As Revised) of the Cayman Islands (“SIBA”) and are therefore subject to the regulatory oversight of the Cayman Islands Monetary Authority (“CIMA”). As a SIBA‑regulated entity, the Company must comply with ongoing obligations, including adherence to prudential standards, implementation of robust anti‑money laundering and counter‑terrorist financing controls, and timely submission of regulatory filings and audited financial statements. CIMA retains broad supervisory powers, including the authority to conduct inspections, request information, and impose enforcement actions where necessary. Where the entities incorporated in the Cayman Islands sponsors, manages, or provides services to investment vehicles regulated as mutual funds or private funds, those vehicles must separately comply with the Mutual Funds Act (As Revised) and the Private Funds Act (As Revised), respectively. These regimes impose mandatory registration with CIMA, ongoing filing and audit requirements, and compliance with governance and record‑keeping standards established by CIMA. Such obligations operate in parallel with SIBA and are subject to continuous supervisory oversight from CIMA.

Patria Investments Limited	80

Regulation and Supervision in Chile
Our operations in Chile are subject to oversight by the Comisión para el Mercado Financiero (“CMF”), which is the governmental authority responsible for regulating and supervising securities markets and financial service providers in Chile. As a CMF‑regulated entity, the Company must comply with a comprehensive regulatory framework that includes conduct‑of‑business rules, internal controls, risk‑management obligations, corporate governance standards, and the reporting and disclosure requirements established under applicable Chilean laws and CMF regulations. The Company is required to submit periodic regulatory reports, and any other information the CMF may require under its supervisory authority. The CMF has broad powers to oversee regulated entities, including conducting inspections and on‑site examinations, requesting information, issuing binding instructions, and imposing administrative sanctions and monetary fines for regulatory breaches.
In addition, the Company is subject to Chile anti‑money laundering and counter‑terrorist financing (“AML/CTF”) framework, primarily governed by Law No.19.913 and its associated regulations. As an entity obligated under this law, the Company must maintain AML/CTF policies, procedures, and controls and must report suspicious transactions and other required information to the Unidad de Análisis Financiero (“UAF”), Chile´s financial intelligence unit. The UAF also has supervisory and enforcement powers with respect to AML/CTF compliance and may impose administrative sanctions and monetary fines for violations of AML/CTF obligations.
Regulation and Supervision in Colombia
The Company operates in Colombia under the oversight of the Superintendence of Companies and in compliance with Chapters X and XIII of the Legal Basic Circular, which regulate SAGRILAFT and PTEE, respectively. Companies that operate in Colombia as professional investment fund managers belong to the real sector and are not financial institutions; accordingly, they are not supervised by the Financial Superintendence. Within this framework, the Company adopts a risk-based approach to identify, assess, mitigate, and monitor ML/TF/PF risks, as well as corruption and transnational bribery risks, in alignment with FATF Standards and international best practices. Procedures comprise customer, supplier, and employee due diligence (standard and enhanced), risk-factor segmentation, and ongoing monitoring of transactions, products, channels, and jurisdictions to detect red flags. Unusual activities are analyzed and, where appropriate, reported as suspicious transactions to the UIAF in the manner and within the time limits prescribed by law. The governing principles are set out in the SAGRILAFT and PTEE Manuals, approved by the Board of Directors and mandatory for all personnel. Training is provided to all staff, with differentiated content based on exposure to risk. The Board has appointed a Compliance Officer with decision-making authority and adequate resources to ensure proper management and reporting. Internal Audit and the Statutory Auditor conduct periodic and independent reviews to verify the effectiveness and proper implementation of SAGRILAFT and PTEE in accordance with applicable regulations.
Regulation and Supervision in the UK
The Company is authorized and regulated in the United Kingdom by the Financial Conduct Authority (“FCA”) as a full‑scope Alternative Investment Fund Manager (“AIFM”) under the UK Alternative Investment Fund Managers Regulations 2013 and the FCA Handbook. In addition to its AIFM permissions, the Company holds ancillary permissions under the Markets in Financial Instruments Directive (“MiFID”) regime, which subject it to additional conduct‑of‑business, organizational, and reporting requirements when providing investment services such as investment advice, reception and transmission of orders, or execution‑related activities. As an FCA‑regulated firm, the Company must comply with prudential standards, governance and risk‑management expectations, client‑asset protections where applicable, and detailed disclosure and transparency obligations under the AIFM and MiFID frameworks. The FCA exercises broad supervisory and enforcement authority, including the ability to conduct thematic reviews, request information, perform on‑site inspections, and impose sanctions or other remedial measures.

Patria Investments Limited	81

Regulation and Supervision in Uruguay
The Company operates in Uruguay under the supervision of the Central Bank of Uruguay (Banco Central del Uruguay, “BCU”), acting through its Superintendency of Financial Services (“SSF”), which is responsible for regulating and overseeing financial institutions, securities market participants, and investment service providers. As a regulated entity, the Company must comply with the prudential, operational, and conduct‑of‑business requirements established under Uruguayan law and BCU regulations, including capital adequacy standards, reporting obligations, governance expectations, and rules governing the distribution and management of financial and investment products. The Company is also subject to the self‑regulatory framework of the Bolsa de Valores de Montevideo (“BVM”) or other applicable market institutions, which establish additional standards relating to market conduct, transparency, and professional ethics. The BCU and relevant self‑regulatory bodies maintain broad supervisory and enforcement authority, including the ability to conduct inspections, request information, impose sanctions, and issue binding directives.
Regulation and Supervision in the US
The Company conducts investment advisory activities in the United States through entities registered with the U.S. Securities and Exchange Commission (“SEC”) as investment advisers (“RIAs”) as well as entities that qualify as exempt reporting advisers (“ERAs”) under the Investment Advisers Act of 1940 (the “Advisers Act”). RIAs are subject to the full scope of the Advisers Act and related SEC rules, including fiduciary obligations, compliance program requirements, books‑and‑records rules, marketing and solicitation restrictions, custody requirements, and periodic regulatory reporting through Form ADV and other filings. ERAs, while exempt from full registration, remain subject to certain provisions of the Advisers Act and must comply with reporting obligations, anti‑fraud rules, and applicable state‑level requirements. The SEC maintains broad supervisory and enforcement authority over both RIAs and ERAs, including the ability to conduct examinations, request information, impose sanctions, and mandate remedial measures.
Other jurisdictions
Our subsidiaries in Dubai (UAE), and Hong Kong (China) perform activities that require registration with and regulation by appropriate regulatory authorities in their jurisdictions, as follows:
Patria Investments Hong Kong Limited is a company incorporated in Hong Kong and is licensed as a Type 1 Dealing in Securities, issued by the SFC (Securities and Futures Commission);
Patria Investments UK Ltd. has a branch established in the Dubai International Financial Centre (“DIFC”) and hold a Category 4 license (Advising on Investments and Arranging Deals in investments), regulated by the Dubai Financial Services Authority (“DFSA”).
C.    Organizational Structure
For a chart showing our current corporate structure and equity ownership, see “Presentation of Financial and Other Information—Corporate Structure.” Such chart is provided for illustrative purposes only and does not show all of the legal entities.
D.    Property and Equipment
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
As of December 31, 2025, we owned a number of trademarks, including, but not limited to, Patria Investimentos, Patria Investments, Moneda, Moneda Asset Management and VBI Real Estate to identify several business and financial services, in Brazil, Chile, Colombia, United Kingdom and other jurisdictions, mostly in Latin America and the European Union. We also own other valuable trademarks and designs covering various brands, products, programs and services, including Patria Finance, Patria Real Estate, Moneda Corredores de Bolsa, Moneda Asset, VBI and VBI Real Estate. We have a number of registered copyrights, software and domain names.

Patria Investments Limited	82

Properties
We lease our corporate business and management office, which is located in 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands. We also lease additional office space in São Paulo (Brazil), Buenos Aires (Argentina), Montevideo (Uruguay), Bogota and Medellín (Colombia), Lima (Peru), Santiago (Chile), New York and Sausalito (United States), Edinburgh (Scotland), London (England), Dubai (UAE), Hong Kong (China) and Mexico City (Mexico). We do not own any property. Our current facilities are suitable for our business needs and we understand that adequate additional space will be available as and when needed.
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
A.    Operating Results
The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated statement of income as of December 31, 2025 and 2024 and for each of the years in the three-year period ended December 31, 2025 and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”
Overview

	For the Years Ended December 31,
	2025	2024	2023	Change 2025/2024	Change 2024/2023
	(in US$ millions)
Net income for the year	90.5	75.7	120.8	14.9	(45.1)
Owners of the Company	85.7	71.9	118.4	13.8	(46.5)
Non-controlling interests	4.9	3.8	2.4	1.1	1.4

Fee Related Earnings (FRE)	202.5	170.1	147.7	32.4	22.4
Distributable Earnings (DE)	200.9	189.2	186.3	11.7	2.9

Note: FRE and DE figures reflect only the results attributable for controlling owners to disclose our exposure from our ownership stake on each line item. For their definition and reconciliation from Net Income see "Item 5.A Operating Results - Non-GAAP Financial Measures and Reconciliations".
We are a global alternative investment firm focused on the middle market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe, with combined assets under management (“AUM”), of US$52.6 billion and US$41.9 billion as of December 31, 2025 and 2024, respectively. Fee-earnings AUM ("FEAUM"), which are the AUM on which we earn management fees, totaled US$40.8 billion and US$32.9 billion as of December 31, 2025 and 2024, respectively. We seek to be the gateway for alternative investing in Latin America and the partner of choice for both global as well as local Latin American institutional and individual investors. We aim to serve our investors' needs by providing a diverse range of investment solutions that generate attractive risk-adjusted returns in order to help investors meet their specific portfolio objectives. To serve our clients' needs, we offer a comprehensive and expanding array of investments strategies across major asset classes - private equity, infrastructure, credit, real estate, and public equities. We offer these strategies through a variety of product structures designed to meet our clients' investment goals and liquidity needs. Product structures, generally fall into the categories of closed-end funds, permanent capital listed vehicles and interval funds, open end funds, and separately managed accounts ("SMAs"), among others.

Patria Investments Limited	83

As an asset manager, investment performance is the core of our business and a fundamental driver of our growth, and we believe we have built a solid track record across our strategies. The 20-year pooled Net IRR for our closed-end private equity buyout funds, for example, was 11.0% as of December 31, 2025 in U.S. dollars and 14.4% in local currencies. For infrastructure, the pooled Net IRR in U.S. dollars for our latest three vintage closed-end development funds was 10.2% as of December 31, 2025, and on a local currency basis was 16.0%.
With respect to credit, our Latin America High Yield Credit, our largest strategy, has outperformed its benchmark by 366 basis points ("bps") as of December 31, 2025 since inception in February 4, 2000. The strategy has also beaten its benchmark CEMBI Broad Div Latam HY (J.P. Morgan’s high‑yield Latin American corporate bond index) over the trailing 1, 3 and 5-year periods through December 31, 2025. With respect to real estate, of our largest REITs with assets in excess US$75 million, which totals AUM of US$5.7 billion, 8 out of 11 have beaten the related benchmark since inception. Finally, in our GPMS business our investments in primaries, secondaries, and co-investments have generated gross IRRs of 17%, 18% and 17%, respectively, since inception and as of September 30, 2025, the latest date for which information is available. For further information on our funds performance, see “—Our Business.”
We believe we have also generated attractive financial performance for our shareholders. Since our IPO, we have grown our Fee-Earning Assets Under Management from US$7.7 billion as of December 31, 2020 to US$40.8 billion as of December 31, 2025. Our Fee Related Earnings grew from US$56.8 million in 2020 to US$202.50 million in 2025, our Net Income grew from US$61.8 million in 2020 to US$90.5 million in 2025 and our Distributable Earnings per Share rose to US$1.27 in 2025 from US$1.02 in 2021, our first year as a public company.
In 2024, as reported before, we implemented several important changes to our capital management policy to enhance our capital flexibility in order to fund our growth, including acquisitions, and long-term shareholder returns. Starting with our dividend in the second quarter of 2024, we transitioned from a variable quarterly dividend policy of approximately 85% of Distributable Earnings to a fixed quarterly dividend of US$0.15 per share, subject to annual review. In the fourth quarter of 2025 we announced an increase of our fixed quarterly dividend to US$0.16 per share for financial year 2026. In addition, in the fourth quarter of 2025 we announced that our Board had approved an additional share buyback program of three million shares, on top of the previously approved program of 3 million shares. The Group entered into a total return swap ("TRS") with a financial institution in September 2025 referencing 1.5 million shares. As the TRS remained outstanding and was not settled as of year‑end, the Company did not obtain title to the underlying shares and therefore no share repurchase was recorded. Our intention continues to be to use repurchases to mitigate the impact of compensation-based share issuance overtime, and we expect to keep our share count between 158 and 160 million shares for the coming year.
As of December 31, 2025, we had 548 professionals, of which 44 were partners, 20 of whom have worked together for more than 15 years. We operate in 15 offices around the globe, including investment offices in, Montevideo (Uruguay), São Paulo (Brazil), Bogotá and Medellín (Colombia), Lima (Peru), Santiago (Chile) and Edinburgh (Scotland) as well as client-coverage offices in New York and Sausalito (United States), London (England), Dubai (UAE), Mexico City (Mexico) Hong Kong (China) and Buenos Aires (Argentina), in addition to our corporate business and management office in George Town (Cayman Islands).
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

Patria Investments Limited	84

The following table presents certain key operating performance metrics for the years ended December 31, 2025, 2024 and 2023:

		For the Years Ended December 31,
	2025	2024	2023	2025/2024 Change	2024/2023 Change
		(in US$ millions)
Assets Under Management	52,609	41,899	31,843	10,710	10,056
Private Equity	10,482	9,812	12,064	670	(2,252)
Infrastructure	8,033	5,537	5,387	2,496	150
Credit	8,777	6,697	5,610	2,080	1,087
Public Equities	2,795	1,877	2,908	918	(1,031)
Real Estate	8,366	5,791	3,432	2,575	2,359
GPMS (1)	14,156	12,184	—	1,972	12,184
Advisory & Distribution (1)	—	—	2,442	—	(2,442)
Fee Earning AUM	40,810	32,901	23,900	7,909	9,001
Private Equity	5,553	5,404	6,658	149	(1,254)
Infrastructure	4,271	3,419	3,272	852	147
Credit	8,586	6,522	5,381	2,064	1,141
Public Equities	2,698	1,803	2,910	895	(1,107)
Real Estate	7,848	5,513	3,476	2,335	2,037
GPMS (1)	11,854	10,239	—	1,615	10,239
Advisory & Distribution (1)	—	—	2,204	—	(2,204)
Net Accrued Performance Fee (2)	249	319	535	(70)	(216)

(1)Starting with our first-quarter 2024 results, we established a new vertical—Global Private Market Solutions (GPMS). As a result, we reclassified certain assets from Advisory & Distribution into GPMS, Credit, Public Equities and Real Estate. These reclassifications are reflected in the tables detailing changes in AUM and FEAUM
(2)Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only. To be consistent with current reporting methodology, disclosures in prior periods were also adjusted accordingly for comparative purposes.
Assets Under Management
Our AUM provides our operational size and market share perspective. AUM is the total capital funds managed by us plus the investments directly made by others in the invested companies (co-investments).
The following table reflects the changes in our AUM for the years ended December 31, 2025 and 2024:

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution	Total
	(in US$ millions)
AUM as of December 31, 2024	9,812	5,537	6,697	1,877	5,791	12,184	—	41,899
Reclassification	—	—	—	—	—	—	—	—
Acquisitions	—	—	7	—	613	—	—	621
Inflows	365	2,253	1,848	316	905	1,978	—	7,666
Realizations & Dividends	(600)	(647)	(468)	(5)	(359)	(1,252)	—	(3,330)
Redemptions	(56)	—	(352)	(437)	(21)	(320)	—	(1,186)
Valuation Impact	57	188	833	805	744	619	—	3,246
Foreign Exchange (FX)	914	336	218	239	658	765	—	3,131
Funds capital variation	(11)	365	(6)	—	34	181	—	564
AUM as of December 31, 2025	10,482	8,033	8,777	2,795	8,366	14,156	—	52,609

Patria Investments Limited	85

The increase in AUM was mainly due new capital raised across all verticals, positive performance of our funds, appreciation of the U.S. Dollar against the local currencies and acquisitions in Real Estate. These increases were partially offset by realizations in our Portfolio Companies and GPMS mandates, dividends distributed from our REITs, credit and public equities funds and redemptions across all verticals except Infrastructure. For more information about the acquisitions, see "Item 4. Information on the Company—A. History and Development of the Company."
The following table reflects the changes in our AUM for the years ended December 31, 2024 and 2023:

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution	Total
	(in US$ millions)
AUM as of December 31, 2023	12,064	5,387	5,610	2,908	3,432	—	2,442	31,843
Reclassification	—	207	(178)	85	294	2,034	(2,442)	—
Acquisitions	—	—	—	—	2,834	9,482	—	12,316
Inflows	186	454	1,380	233	588	2,314	—	5,154
Realizations & Dividends	(351)	(127)	(267)	(41)	(392)	(1,426)	—	(2,605)
Redemptions	(141)	—	(388)	(799)	(65)	(402)	—	(1,795)
Valuation Impact	41	242	698	(368)	(277)	376	—	712
Foreign Exchange (FX)	(1,992)	(685)	(155)	(140)	(670)	(182)	—	(3,823)
Funds capital variation	6	60	(3)	—	47	(13)	—	96
AUM as of December 31, 2024	9,812	5,537	6,697	1,877	5,791	12,184	—	41,899
Our AUM was US$41,899 million as of December 31, 2024, an increase of US$10,056 million, compared to US$31,843 million as of December 31, 2023. The increase in AUM was mainly due to acquisitions (mostly driven by the acquisition of the private equity solutions business from Abrdn), new capital raised across all verticals and positive performance of our funds. These increases were partially offset by depreciation of the U.S. Dollar against the local currencies, realizations in our Portfolio Companies and GPMS mandates, dividends distributed from our REITs, credit and public equities funds and redemptions across all verticals except Infrastructure. For more information about the acquisitions, see "Item 4. Information on the Company—A. History and Development of the Company."
Fee Earning AUM
Our FEAUM assesses our capability of generating recurring operating revenues. FEAUM is the total capital managed by us on which derive management fees.
The following table reflects the changes in our FEAUM for the years ended December 31, 2025 and 2024:

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution	Total
	(in US$ millions)
FEAUM as of December 31, 2024	5,404	3,419	6,522	1,803	5,513	10,239	—	32,901
Reclassification	—	—	—	—	—	—	—	—
Acquisitions	—	—	10	—	592	—	—	602
Inflows	112	1,030	1,806	275	679	1,746	—	5,647
Realizations & Dividends	(22)	(295)	(442)	(5)	(347)	(1,169)	—	(2,280)
Redemptions	—	—	(350)	(437)	—	(210)	—	(998)
Valuation Impact	(2)	37	844	831	677	591	—	2,979
Foreign Exchange (FX) and Other	61	136	196	230	735	657	—	2,015
Change in fee basis	—	(55)	—	—	(1)	—	—	(56)
FEAUM as of December 31, 2025	5,553	4,271	8,586	2,698	7,848	11,854	—	40,810

Patria Investments Limited	86

Our FEAUM was US$40,810 million as of December 31, 2025, an increase of US$7,909 million, compared to US$32,901 million as of December 31, 2024. This increase was driven by new capital raised across all verticals, positive performance of our funds, appreciation of the U.S. Dollar against the local currencies and acquisitions in Real Estate. These increases were partially offset by realizations in our Portfolio Companies and GPMS mandates, dividends distributed from our REITs, credit and public equities funds and redemptions in credit, public equities, real estate and GPMS. For more information about the acquisitions, see "Item 4. Information on the Company—A. History and Development of the Company"
The following table reflects the changes in our FEAUM for the years ended December 31, 2024 and 2023:

	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	GPMS	Advisory & Distribution	Total
	(in US$ millions)
FEAUM as of December 31, 2023	6,658	3,272	5,381	2,910	3,476	—	2,204	23,900
Reclassification	—	—	29	85	294	1,796	(2,204)	—
Acquisitions	—	—	—	—	2,704	8,103	—	10,807
Inflows	62	364	1,293	184	523	1,823	—	4,249
Realizations & Dividends	(126)	(33)	(152)	(41)	(283)	(1,550)	—	(2,186)
Redemptions	—	—	(387)	(791)	(48)	(113)	—	(1,338)
Valuation Impact	—	44	573	(404)	(73)	541	—	681
Foreign Exchange (FX) and Other	(132)	(230)	(213)	(141)	(915)	(314)	—	(1,944)
Change in fee basis	(1,058)	2	—	—	(166)	(46)	—	(1,268)
FEAUM as of December 31, 2024	5,404	3,419	6,522	1,803	5,513	10,239	—	32,901
Our FEAUM was US$32,901 million as of December 31, 2024, an increase of US$9,001 million, compared to US$23,900 million as of December 31, 2023. This increase was driven by acquisitions (mostly driven by the acquisition of private equity solutions business from Abrdn), new capital raised across all verticals and positive performance of our funds. These increases were partially offset by depreciation of the U.S. Dollar against the local currencies, realizations in our Portfolio Companies and GPMS mandates, dividends distributed from our REITs, credit and public equities funds and redemptions in credit, public equities, real estate and GPMS. For more information about the acquisitions, see "Item 4. Information on the Company—A. History and Development of the Company"
Net Accrued Performance Fee
Our net accrued performance fee measures the amount we would receive as realized performance fees, net of related compensation and revenue taxes, if all eligible funds were fully divested at their marks/valuations at the same reporting date.

Patria Investments Limited	87

The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2025 and 2024:

(in US$ millions)
Net accrued performance fee as of December 31, 2024	318.8
Private Equity Fund III	—
Private Equity Fund IV	—
Private Equity Fund V	(124.1)
Private Equity Fund VI	73.8
Infrastructure II	(0.1)
Infrastructure III	(28.0)
Infrastructure IV	(1.7)
Infrastructure V	8.3
Private Credit	0.6
Alturas II	0.7
Payara I	1.1
Payara II	(1.0)
Growth II	0.2
Payara IV	0.3
Igah Blend	0.4
Net accrued performance fee as of December 31, 2025	249.3

(1)    Beginning with our results for the first quarter of 2023, we are reporting Net Accrued Performance Fee balances net of related compensation and revenue taxes only.
Our net accrued performance fee was US$249 million on December 31, 2025, a decrease of US$69 million, compared to US$319 million on December 31, 2024. The decrease was primarily due to the US dollar appreciation against other currencies, stock price of the listed companies in the portfolio and the realization of US$20 million in our Infrastructure III fund and the Credit SMA Alturas I.
The following table reflects the changes in our net accrued performance fee for the years ended December 31, 2024 and 2023:

(in US$ millions)
Net accrued performance fee as of December 31, 2023	534.9
Private Equity Fund III	—
Private Equity Fund IV	—
Private Equity Fund V	(109.7)
Private Equity Fund VI	(32.3)
Infrastructure II	(0.8)
Infrastructure III	(57.6)
Infrastructure IV	(13.1)
Agribusiness I	—
Alturas II	1.0
Payara I	(2.9)
Payara II	(0.7)
Net accrued performance fee as of December 31, 2024	318.8
Our net accrued performance fee was US$319 million on December 31, 2024, a decrease of US$216 million, compared to US$535 million on December 31, 2023. The decrease was primarily due to the US dollar depreciation against other currencies, stock price of the listed companies in the portfolio and the realization of US$39 million in our Infrastructure III fund.

Patria Investments Limited	88

Non-GAAP Financial Measures and Reconciliations
This annual report presents our Fee Related Earnings and Distributable Earnings, and their respective reconciliations, which are Non-GAAP financial measures. A Non-GAAP financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS – Accounting Standards measure. For further information on why our management chooses to use these Non-GAAP financial measures, and on the limits of using these Non-GAAP financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-GAAP Financial Measures.”

	For the Years Ended December 31,
	2025	2024	2023	Change 2025/2024	Change 2024/2023
	(in US$ millions)
Net income for the year	90.5	75.7	120.8	14.9	(45.1)
Owners of the Company	85.7	71.9	118.4	13.8	(46.5)
Non-controlling interests	4.9	3.8	2.4	1.1	1.4

Fee Related Earnings (FRE)	202.5	170.1	147.7	32.4	22.4
Distributable Earnings (DE)	200.9	189.2	186.3	11.7	2.9

Note: FRE and DE figures reflect only the results attributable for controlling owners to disclose our exposure from our ownership stake on each line item.

Patria Investments Limited	89

Fee Related Earnings (FRE) and Distributable Earnings (DE)

	For the Years Ended December 31
	2025	2024	2023	Change 2025/2024	Change 2024/2023
	(in US$ millions)
Net income for the year	90.5	75.7	120.8	14.8	(45.1)
(-) Deferred income tax (1)	(14.9)	(6.4)	(13.3)	(8.5)	6.9
(-) Amortization of intangibles assets (2)	35.2	25.1	19.6	10.1	5.5
(-) Rewards and bonuses - shared based (3)	20.7	12.9	11.7	7.8	1.2
(-) Restructuring costs-personnel (4)	20.2	3.8	2.6	16.4	1.2
(-) Share Based Incentive Plan (5)	17.3	7.5	1.5	9.8	6.0
(-) Deferred consideration expense (6)	4.0	11.2	23.0	(7.2)	(11.8)
(-) Other Income / (Expenses) (7)	19.5	52.7	18.4	(33.2)	34.3
(-) Professional services - SPAC (8)	4.2	1.1	1.1	3.1	—
(-) Net financial income/(expense) (9)	9.1	9.5	3.4	(0.4)	6.1
(-) Non-controlling interests	(4.9)	(3.8)	(2.4)	(1.1)	(1.4)
Distributable Earnings	200.9	189.2	186.3	11.6	2.9
Current income tax expense (10)	13.9	12.4	10.5	1.5	1.9
Revenue from performance fees	(31.0)	(62.3)	(73.3)	31.3	11.0
Carried interest allocation	10.6	20.9	25.3	(10.3)	(4.4)
Energy Trading (11)	(7.1)	(1.0)	—	(6.1)	(1.0)
Net financial income/(expense) (12)	13.9	11.5	(1.7)	2.4	13.2
Other income/(expenses)	(0.1)	(0.1)	1.1	—	(1.2)
Non-controlling interests/Associates	1.3	(0.4)	(0.4)	1.7	—
Fee Related Earnings (FRE)	202.5	170.1	147.7	32.4	22.4

Note: For our non-GAAP financial measures, we reflect the results attributable for controlling owners to include our exposure from our ownership stake on each line item.
(1)Represents Deferred Income tax as per Note 28 of our audited consolidated financial statements included elsewhere in this annual report excluding Tria Deferred Income tax, included in the Energy Trading line.
(2)Amortization related to acquisitions refers to amortization of intangible assets such as brands, contractual rights, non-compete and non-contractual customer relationship; the amount related to software and placement agent fees amortizations is considered as part of the FRE. For further details, please refer to note 24 of our audited consolidated statement of income included elsewhere in this annual report.
(3)Related to rewards and bonuses paid in shares.
(4)For details, please refer to note 23 of our audited consolidated statement of income included elsewhere in this annual report.
(5)Shared based incentive plan consists of long term employee benefits, including Officers’ Fund tracking shares, IPO’s share-based incentive plan, and legacy strategic bonus from acquired business. Please refer to note 29 (d) of our audited consolidated statement of income included elsewhere in this annual report.
(6)For details, please refer to our audited consolidated statement of income included elsewhere in this annual report.
(7) For details, please refer to note 26 of our audited consolidated statement of income included elsewhere in this annual report excluding Energy Trading results and some other operating expenses.
(8)SPAC Expenses - mainly professional services related to the SPAC - for details, please refer to note 25 of our audited consolidated statement of income included elsewhere in this annual report.
(9) For details, please refer to note 27 of our audited consolidated statement of income included elsewhere in this annual report, excluding consideration payable foreign exchange losses/gains, unrealized losses/gains except for Tria Energy Trading related expenses .
(10)For further details, please refer to note 28 of our audited consolidated statement of income included elsewhere in this annual report.
(11)Refers to the expenses of Energy Trading business, ie personnel expense and general and administrative expense.
(12)Mainly interest on loans and interest on lease partially offset by income from investments and assets (further details on note 27 of our audited consolidated statement of income included elsewhere in this annual report) - sum of comments 9 and 12 are explained in note 27 of our audited consolidated statement of income included elsewhere in this annual report.

Patria Investments Limited	90

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
The attractiveness of private markets. With private markets being an important piece of our product offering, our results of operations are affected by the growth of this industry. Alternative investments are expected to continue to grow vigorously and sustainably in the long-term. According to Preqin’s special report published in 2024, ‘The Future of Alternatives in 2028’, assets under management in alternative asset classes (including private markets and hedge funds) are expected to grow at a CAGR of more than 8% to reach more than US$24 trillion by the end of 2028, up from US$16 trillion in 2023. According to Preqin's report, there is a growing trend of global investors establishing and raising target allocations to alternatives. These actions have been driven by several factors, including: (1) consistent outperformance in alternatives compared to public markets in both short and long-term investment periods; (2) alternatives play a key role on portfolio diversification benefits with low correlation to traditional assets; and (3) lower volatility in alternatives when compared to public markets, particularly during market downturns. We believe the penetration of Latin America private investments as a share of total global private markets can increase from the historically low levels. Preqin data as of April 15, 2024 shows that Latin America accounted for less than 1% of total global private markets AUM, while Latin America GDP in 2023 represented 6% of global GDP. We believe that the volume of capital flowing to private markets in Latin America can increase substantially, driven by positive economic and currency cycles and the low correlations between Latin America and the global economy. For additional information regarding our industry, see “Item 4. Information on the Company—B. Business Overview.”
Our ability to attract new capital and investors. Our ability to attract new capital and investors in our funds is driven by our ability to generate attractive risk-adjusted investment returns that meet our investors evolving needs. Since 1994, we have expanded from our initial closed-end private equity strategies, to other asset classes including infrastructure, credit, real estate, middle market PE solutions and public equities. We also offer a wider variety of strategies within each asset class through an expanding range of fund and product structures including listed permanent capital vehicles, separately managed accounts, interval funds, and closed-end funds. Since our IPO this expansion in our capabilities was fueled by, and made possible by, our acquisition strategy. Additionally, we have built a comprehensive distribution structure that helps us attract and service leading global institutional investors, in addition to expanding our reach with local institutions, retail and high net worth investors. However, capital raising continues to be very competitive. If we are unable to sustain attractive investment returns and successfully raise new capital overtime, our AUM, our FEAUM and associated fees in future periods may be lower than in prior years. See “Item 3. Key Information—D. Risk Factors—Certain Factors Relating to Our Business and Industry—Our asset management business depends in large part on our ability to generate attractive investment returns and raise capital from third-party investors. A failure to generate attractive investment returns and to raise capital from third-party investors on attractive fee terms or at all, would impact our ability to collect management fees or deploy such capital into investments and potentially collect performance allocations, which would materially reduce our revenue and cash flow and adversely affect our financial condition.”

Patria Investments Limited	91

Our ability to successfully deploy capital. Our ability to maintain and grow our revenue base is dependent upon our ability to successfully deploy and invest the capital available to us, generate attractive investment returns, and in certain product structures, most notably closed-end funds, profitably monetize investments through capital markets transactions and strategic sales. As of December 31, 2025, we have overseen the deployment of more than US$39 billion through capital raised by our closed-end products and believe that there are significant market opportunities for us to deploy capital in our investment strategies within our target markets. Nevertheless, greater competition, high valuations, increased overall cost of credit and other general market conditions may impact our ability to identify and execute attractive investments. Additionally, because we seek to make investments that have an ability to achieve our targeted returns while taking on a reasonable level of risk, we may experience periods of reduced investment activity. We have a long-term investment horizon and the capital deployed in any one quarter may vary significantly from the capital deployed in any other quarter or the quarterly average of capital deployed in any given year. Reduced levels of transaction activity also tend to result in reduced potential future investment gains and performance fees, lower transaction fees and lower fees from our product lines, which may earn fees based on deployed capital.
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
Foreign Exchange Rates
Foreign exchange rates may impact our results, considering that part of our net revenue and expenses are in currencies other than U.S. dollars. In 2025, 46% of our net revenue and 36% of our expenses were denominated in U.S. dollars. In 2024 and 2023, 56% and 68% of our net revenue and 28% and 32% of our expenses were denominated in U.S. dollars, respectively. Based on our current asset class mix, a 10% variance in soft currencies against the dollar impacts FRE by only about 2%, as our expense base provides a substantial hedge against currency movements that may impact our FEAUM. See note 31 to our audited consolidated statement of income included elsewhere in this annual report.
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

Patria Investments Limited	92

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
As of 2023, Latin America and the Caribbean had a combined estimated total GDP of US$7.1 trillion, approximately 657 million inhabitants, with an average GDP per capita of US$10,797 and average real growth of nearly 2.8% per annum over the past 50 years, according to the World Bank. Important industries have consolidated their presence in the region and acquired scale, the most notable being community and financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. We believe that the region has a large and vibrant consumer market. In most countries an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.
Brazil is the largest economy in Latin America, as measured by GDP, and we therefore have historically carried out the majority of our investments in Brazil. As a result, our revenues and profitability are affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.84 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the real against the U.S. dollar during 2023. In 2024, the real depreciated 27.9% to R$6.192 per US$1.00 on December 31, 2024. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.50 per US$1.00 on December 31, 2025, which reflected a 11.1% appreciation of the real against the U.S. dollar during 2025 due to fluctuating macroeconomic conditions. The currency volatility experienced over the years was primarily driven by short-term capital flows resulted from higher global risk aversion, volatility in global capital markets, and persistent domestic political instability. As of April 27, 2026, the real/U.S. dollar exchange rate reported by the Central Bank was R$4.97 per US$1.00, an appreciation of 9.67% of the real since December 31, 2025. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

Patria Investments Limited	93

Chile has an estimated GDP of US$301 billion and 19 million inhabitants as of 2023, and exports of goods and services account for approximately one-third of Chile’s economy. Commodities comprise approximately three-quarters of total merchandise exports; copper alone provides nearly a fifth of government revenues. Structural reforms, pursued consistently since the 1980s, have contributed to steady growth, cutting poverty rates by more than half, and helped cement the country’s commitment to democratic and representative government. The country is an OECD member with a consolidated market-oriented economy characterized by a high level of foreign trade together with a long-standing reputation for strong financial institutions and sound government policies. Not surprisingly, Chile has the highest sovereign credit rating in Latin America. Its main industries are mining (copper, coal, and nitrate), food processing, chemicals, wood, and agribusiness (fishing, viticulture, and fruit). In 2020, the Chilean economy suffered due to the COVID-19 pandemic with extensive lockdowns in place, which led to an economic contraction of 6.1% in 2020. During 2021, the Chilean economy started to recover as the extensive lockdowns where lifted and consumption was strongly boosted by the pension fund withdrawals and other support measures given by the government. In 2021, GDP grew 11.7%, but the measures implemented by the government to increase liquidity for households during the COVID-19 pandemic led to an increase in inflation, with inflation reaching 7.2% in 2021 and 12.8% in 2022, based on the Chilean consumer price index. As a result, the Chilean Central Bank increased the MPR multiple times, from a historically low level of 0.5% in 2020 to a historically high level of 11.25% in October 2022. In 2023, inflation began to subside and decreased to 3.9% by the end of the year, based on the Chilean consumer price index. In 2024, the Central Bank was still able to further ease monetary policy to 5% even though inflation has trended slightly higher to 4.5%. See "Item 3. Key Information—D. Risk Factors Certain Factors Relating to Latin America and the Countries in Which We Operate—Political, legal, regulatory and economic uncertainty arising from social unrest and the resulting social reforms could adversely impact our business."
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
Recent Accounting Pronouncements
The standards and amendments that came into effect for fiscal years beginning on or after January 1, 2025, did not have a material impact on the Company's statement of income. The Company did not early adopt any other standard, interpretation or amendment that has been issued but is not yet in effect. For information about recent accounting pronouncements that were adopted in 2025, see note 4 to our consolidated statement of income included elsewhere in this annual report.
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
Driven by global connectivity and usage of cloud services to store sensitive information, which includes the Company and its clients’ confidential information, our cybersecurity protection measures have increased, impacting our operating costs and IT investments strategy. Our information technology related costs represented approximately 20% of our administrative expenses for the years ended December 31, 2025 and 2024.

Patria Investments Limited	94

Net Revenue From Services
Our net revenue from services relating to our private equity, infrastructure, credit, public equities, real estate and GPMS product lines consists of (1) management fees, (2) performance fees, (3) incentive fees, (4) advisory and other ancillary fees.
We follow a five-step model to recognize revenue in accordance with IFRS 15 – Revenue from Contracts with Customers: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.
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
Performance fees and other performance-based fees are generally generated only after limited partners ("LPs") have received a full return of their contributed capital to the fund, together with the applicable preferred return for the entire fund. This structure prioritize LP returns and reduces the risk of future claw backs.
Because the performance of our investment fund is susceptible to market volatility and to other factors out of our control, performance-based fees meet the definition of variable consideration under IFRS 15. According to the referred standard, we recognize these fees only when the associated performance obligations are satisfied, the related uncertainties are substantially resolved and the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us, whereby the performance fee has then realized and can be reliably estimated. Once crystallized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the realization date.
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
Personnel expenses and carried interest allocation
Personnel expenses consist of (1) fixed compensation costs composed of salaries and wages, (2) variable compensation costs composed of partners’ compensation, rewards and bonuses and employee profit sharing, (3) social security contribution and payroll taxes and (4) other short and long-term benefits. Personnel expenses also include restructuring costs related to personnel, share‑based incentive plan expenses and amounts related to the officers’ fund, consistent with our audited statement of income. Carried interest allocation refers to our employees' right to up to 35% of the performance fees recognized from investment funds. See “Item 4. Information on the Company—B. Business Overview—People & Career” and “Item 6. Directors, Senior Management and Employees—B. Compensation—Compensation of Directors and Officers.”

Patria Investments Limited	95

Deferred consideration
Deferred consideration primarily refers to the amount accrued during retention period on our acquisition of Moneda and CSHG, recognized as a compensation expense as the employees render services. Deferred consideration also includes retention bonuses and other deferred consideration arrangements related to the acquisition of GPMS (Abrdn carve‑out). Our acquisition of Moneda included US$58.7 million expected to be paid to former shareholders of Moneda in exchange for future services as employees. US$28.7 million outstanding on December 31, 2024, was settled on January 31, 2025 with the issuance of 2,423,546 Class A common shares of the Company. No amount is outstanding on December 31, 2025. The acquisition of CSHG included US$12.5 million (approximately R$77 million) of which US$2.1 million remains payable and will be settled over a two‑year period. Deferred consideration also includes amounts related to commission agreements with key management and employees transferred from Abrdn to GPMS. These amounts continue to be recognized over the respective service periods.
Amortization of intangible assets
Amortization of intangible assets relates to placement agent fees, software, contractual rights, brands and non‑contractual customer relationships, all of which have finite useful lives and are amortized on a straight‑line basis over their estimated useful lives.
Placement agent fees relate to capital‑raising activities and are amortized over the terms of the respective investment funds. Contractual rights are recognized through asset acquisition and business combination transactions. The recognition is at fair value and subsequently amortized on a straight-line basis over the estimated life of the contractual right. Contractual rights include asset acquisitions of Bari, More, BlueMacaw, Vectis, AgroFibra and Genial and business combinations with Patria Asset Management, GPMS, CSHG and Nexus.
Brands and non-contractual customer relationships acquired through business combination are recognized at fair value at the acquisition date. The cost of the intangible asset is then amortized over its estimated useful life using the straight-line method. A brand represents an acquired company’s reputation, investment approach, track record, ability to innovate and overall value proposition. Brands of acquired companies can provide us with a competitive advantage in new markets or regions where we are expanding market share and to generate new revenue streams.
Goodwill is not amortized and is tested for impairment annually, or more frequently if indicators of impairment arise.
General and administrative expenses
General and administrative expenses mainly consist of professional services, including SPAC‑related services, IT and telecom services, depreciation of right-of-use assets and property and equipment, travel expenses, marketing and events expenses, occupancy expenses, insurance, expenses on utilities, materials and supplies, rebate fees (comprising a percentage of the management fee paid to the placement agent during the life of the fund), taxes and contributions and certain other administrative expenses.
Other income/(expenses)
Other income/(expenses) mainly consist of unrealized and realized fair value adjustments on energy trading contracts, gains or losses related to associate derecognition, and certain other non‑operating items. Other expenses include integration and transaction costs related to merger and acquisition activity, share issuance expenses associated with the SPAC, the Group’s share of equity‑accounted profit or loss in associates, and other non‑recurring items, consistent with our audited consolidated statement of income.
Share of equity accounted earnings
Share of equity-accounted earnings consist of the portion of earnings of an associated company where we hold a significant influence but not a controlling stake. The investment is accounted for using the equity method and is initially recognized at cost and subsequently adjusted for our share of the associate’s profit or loss and other comprehensive income. The share of earnings is based on our ownership percentage of the associated company and may include the amortization of identifiable intangible assets (brands and non-contractual customer relationships) that were acquired as part of the investment in the associated company. Our share of results is recognized for the same financial reporting period as the associate.

Patria Investments Limited	96

Net Financial Income/(Expense)
Financial income is mainly composed of interest on highly liquid investments, realized and unrealized gains on short and long-term investments, gains from derivative financial instruments (including fair value adjustments on acquisition‑related receivables and unrealized gains on total return swaps), and asset-linked receivables and foreign exchange gains in monetary items.
Financial expenses include losses on short and long-term investments, losses from derivative financial instruments, interest expenses (including interest on asset‑backed payables), foreign exchange losses in monetary items, banking costs on financial transactions, and fair value adjustments on acquisition‑related obligations such as contingent consideration and other consideration‑payable adjustments, recognized on an accrual basis.
Income taxes expense
As an entity originally headquartered in Bermuda, then moving our headquarters to the Cayman Islands as of October 12, 2020, we are not subject to a special tax regime that exempts us from any income taxes. However, our subsidiaries outside the Cayman Islands may be subject to income tax and/or social contribution in the countries in which they are organized. Our income tax expense includes current and deferred taxes. Current tax reflects the expected tax payable based on applicable tax laws in each jurisdiction, while deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases, including amounts arising from business combinations. Deferred tax assets are recognized only when it is probable that future taxable income will be available to utilize them.
All jurisdictions in which we operate apply transfer pricing rules requiring intragroup transactions to follow the arm’s‑length principle, including Brazil’s adoption of comprehensive arm’s‑length rules effective January 2024. We assessed uncertainties related to income tax treatments and did not identify any significant impact on taxable profit or loss. See note 4(p) to our audited consolidated statement of income included elsewhere in this annual report.
Net Income for the Year
Net income for the year consists of the sum of revenue from services and net financial income minus operating income and expenses and income tax.

Patria Investments Limited	97

Results of Operations
Year Ended December 31, 2025, Compared to the Year Ended December 31, 2024
The following table sets forth our income statement data for the year ended December 31, 2025 and 2024:

	For the Years Ended December 31,
	2025	2024	Variation (%)
	(in US$ millions, except for percentages)

Net revenue from services	381.7	374.2	2.0%

Personnel expenses	(154.4)	(111.7)	38.3%
Carried interest allocation	(10.6)	(20.9)	(49.1)%
Deferred consideration expense	(4.0)	(11.2)	(64.4)%
Amortization of intangible assets	(39.7)	(30.7)	29.2%
General and administrative expenses	(50.9)	(46.7)	9.1%
Other income	12.0	9.7	23.8%
Other expenses	(19.4)	(56.0)	(65.4)%
Finance income	17.4	17.9	(2.5)%
Finance expense	(39.7)	(38.5)	3.2%
Net income before income tax	92.3	86.0	7.3%
Income tax expense	(1.7)	(10.3)	(83.3)%
Net income for the year	90.5	75.7	19.6%
Owners of the Company	85.7	71.9	19.2%
Non-controlling interests	4.9	3.8	28.4%

Patria Investments Limited	98

Net Revenue From Services

	For the Years Ended December 31,
	2025	2024	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	326.9	287.2	13.8%
Private Equity	96.9	101.8	(4.8)%
Infrastructure	55.0	51.3	7.2%
Credit (1)	58.9	46.0	28.2%
Real Estate (2)	48.1	37.7	27.8%
Public Equities (1)	12.1	13.7	(11.9)%
Global Private Market Solutions (1)	55.9	36.8	52.0%
Revenue from incentive fees	14.0	13.8	1.2%
Credit	7.5	11.0	(31.8)%
Real Estate	5.5	2.8	96.6%
Public Equities	1.0	—	n.m
Revenue from performance fees (3)	31.0	62.3	(50.2)%
Credit	0.8	—	n.m
Infrastructure	30.2	59.7	(49.4)%
Real Estate	—	2.6	n.m
Fund fees	371.8	363.3	2.4%
Revenue from advisory and other ancillary fees	9.9	10.9	(9.3)%
Net Revenues from services	381.7	374.2	2.0%
Brazil (4)	70.1	63.5	10.3%
Cayman Islands (5)	168.4	202.7	(16.9)%
Chile (6)	40.0	51.1	(21.7)%
Colombia (7)	19.4	14.7	32.1%
Uruguay (8)	3.4	2.9	18.3%
United Kingdom (9)	77.1	36.0	114.3%
United States of America (10)	3.3	3.3	(0.9)%

n.m. = not meaningful
(1)Prior category "Advisory & Distribution" was reclassified between GPMS, Real Estate, Public Equities, and Credit in 2023.
(2)Includes 50% attributable to non-controlling interest shareholders of VBI Real Estate up to July 31, 2024 and thereafter 0% after we acquired the remaining 50% share in VBI from non-controlling interest. Furthermore, 49.26% is attributable to Patria Asset Management SA. For more information on VBI Real Estate. For more information on Patria Asset Management, see “—Business Arrangement with Bancolombia."
(3)Performance fees and incentive fees are primarily generated when the return of the investment funds exceeds the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.
(4)Our Brazil revenue consists primarily of management, incentive and performance fees received by our Brazilian entities relating to the services provided to our funds.
(5)Our Cayman Islands revenue consists of management and performance fees received by our Cayman Islands entities for the services provided to our funds.
(6)Our Chile revenue consists of management, incentive, financial advisory and other fees.
(7)Our Colombia revenue consists of management fees from Patria Asset Management S.A. and Nexus.
(8)Our Uruguay revenue consists of management fees from management services rendered to Igah.
(9)Our United Kingdom revenue consists of management fees from Moneda and GPMS funds managed in the United Kingdom.
(10)Our United States revenue consists of management and incentive fees.

Patria Investments Limited	99

Net revenue from services totaled US$381.7 million in 2025, representing an increase of US$7.5 million, or 2.0%, compared to US$374.2 million in 2024, primarily driven by an increase of US$39.7 million in net revenue from management fees, reflecting the full-year impact from companies acquired in the prior year as well as incremental inflows into FEAUM from fundraising activities, and the deployment of dry powder (i.e. uncalled or undeployed committed capital available for future investments). Net revenue from performance fees decreased by US$31.3 million in 2025 compared to 2024, reflecting the variable nature of such fees and their dependence on the performance and maturity stages of our investment funds and underlying investments. The Performance fees recognized in 2025 were primarily linked to Patria Infrastructure Fund III. In addition, revenue from incentive fees and from advisory and other ancillary fees combined totaled US$23.9 million in 2025, compared to US$24.7 million in 2024, representing a decrease of US$0.8 million mainly due to lower level of advisory activity.
Personnel expenses and carried interest allocation
Personnel expenses in 2025 amounted to US$154.4 million, an increase of US$42.7 million, or 38.3%, from US$111.7 million in 2024, mainly attributable to additional personnel expenses from acquired businesses. Carried interest allocation decreased by US$10.3 million, or 49.1% from US$20.9 million in 2024 to US$10.6 million in 2025, due to a decrease in net revenue from performance fees.
Deferred consideration expense
Deferred consideration relates to certain business combinations and decreased by US$7.2 million in 2025. The decline is mainly attributable to completion and final settlement of Moneda deferred consideration in Q1'2025.
Amortization of intangible assets
Amortization of intangible assets in 2025 amounted US$39.7 million, increased by US$9.0 million, or 29.2%, from US$30.7 million in 2024, mainly due to an increase in intangible assets (brands, non-contractual customer relationships and contractual rights) acquired as part of asset acquisitions.
Net other income/(expenses)
Other expenses, net of other income in 2025 amounted US$7.4 million, decreased by US$38.9 million from US$46.3 million in 2024, mainly attributable to: (i) lower transaction and integration cost related to business combination (from US$14.8 million in 2024 to US$7.7 million in 2025) and (ii) decrease in other expenses by US$5.1 million.
Net finance income/(expense)
Net financial income/(expense) in 2025 were an expense of US$22.3 million, an increase of US$1.7 million from a financial expense of US$20.6 million in 2024, driven by several factors, including higher interest on loans and FX losses.
Net income before income tax
As a result of the foregoing, net income before income tax in 2025 was US$92.3 million, an increase of US$6.3 million, or 7.3%, from US$86.0 million in 2024.
Income Tax
Income tax expense in 2025 was US$1.7 million, a decrease of US$8.6 million from US$10.3 million expense in 2024. This decrease was primarily attributable to the impact of deferred tax liabilities related to prior years business acquisitions recognized in 2025. The differences in deferred taxes arises due to tax rates of foreign subsidiaries.
Net income for the year
As a result of the foregoing, our net income in 2025 was US$90.5 million, an increase of US$14.9 million, or 19.6%, from US$75.7 million in 2024.

Patria Investments Limited	100

Year Ended December 31, 2024, Compared to the Year Ended December 31, 2023
The following table sets forth our income statement data for the year ended December 31, 2024 and 2023:

	For the Years Ended December 31,
	2024	2023	Variation (%)
	(in US$ millions, except for percentages)

Net revenue from services	374.2	327.6	14.2%

Personnel expenses	(111.7)	(78.8)	41.8%
Carried interest allocation	(20.9)	(25.3)	(17.2)%
Deferred consideration expense	(11.2)	(23.0)	(51.0)%
Amortization of intangible assets	(30.7)	(22.4)	37.4%
General and administrative expenses	(46.7)	(39.2)	19.2%
Other income	9.7	12.8	(24.7)%
Other expenses	(56.0)	(32.3)	73.6%
Finance income	17.9	9.0	98.6%
Finance expense	(38.5)	(10.7)	261.0%
Net income before income tax	86.0	118.0	(27.1)%
Income tax expense	(10.3)	2.8	(466.0)%
Net income for the year	75.7	120.8	(37.4)%
Owners of the Company	71.9	118.4	(39.3)%
Non-controlling interests	3.8	2.4	57.8%

Patria Investments Limited	101

Net Revenue From Services

	For the Years Ended December 31,
	2024	2023	Variation (%)
	(in US$ millions, except for percentages)
Revenue from management fees	303.2	252.9	19.9%
Private Equity	103.2	112.0	(7.9)%
Infrastructure	54.0	50.2	7.6%
Credit (1)	48.8	39.6	23.2%
Real Estate (2)	39.8	20.7	92.3%
Public Equities (1)	18.9	20.1	(6.0)%
Global Private Market Solutions (1)	38.5	10.3	273.8%
Revenue from incentive fees	13.8	4.1	236.6%
Credit	11.0	3.3	233.3%
Real Estate	2.8	—	n.m
Public Equities	—	0.8	(100.0)%
Revenue from performance fees (3)	62.7	74.7	(16.1)%
Private Equity	—	15.4	n.m
Infrastructure	59.8	58.1	2.9%
Real Estate	2.9	1.2	n.m
Fund fees	379.7	331.7	14.5%
Revenue from advisory and other ancillary fees	10.9	2.7	303.7%
Rebate fees (4)	(9.3)	—	n.m.
Taxes on revenue—performance fees	(0.4)	(1.4)	(71.4)%
Taxes on revenue—management fees and other	(6.7)	(5.4)	24.1%
Net Revenues from services	374.2	327.6	14.2%
Brazil (5)	63.5	50.2	26.5%
Cayman Islands (6)	202.7	215.3	(5.9)%
Chile (7)	51.1	53.0	(3.6)%
Colombia (8)	14.7	2.0	n.m
Uruguay (9)	2.9	2.2	n.m
United Kingdom (10)	36.0	0.7	n.m
United States of America (11)	3.3	4.2	(21.4)%

n.m. = not meaningful
(1)Prior category "Advisory & Distribution" was reclassified between GPMS, Real Estate, Public Equities, and Credit in 2023.
(2)Includes 50% attributable to non-controlling interest shareholders of VBI Real Estate up to July 31, 2024 and thereafter 0% after we acquired the remaining 50% share in VBI from non controlling interest. Furthermore, 49.26% is attributable to Patria Asset Management SA. For more information on Patria Asset Management, see “—Business Arrangement with Bancolombia."
(3)Performance fees and incentive fees are primarily generated when the return of the investment funds exceeds the performance hurdle set out in the related charters. Since the investment funds’ performance are susceptible to market volatility and to factors out of our control, the related fees fall under the variable consideration defined in IFRS 15. According to the referred standard, we recognize these fees when the related uncertainties are resolved, the likelihood of a claw-back or reversal is improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to us.
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
(9)Our Uruguay revenue consists of management fees from management services rendered to Igah.
(10)Our United Kingdom revenue consists of management fees from Moneda and GPMS funds managed in the United Kingdom.
(11)Our United States revenue consists of management and incentive fees from funds managed by Moneda USA Inc.

Patria Investments Limited	102

Net revenue from services in 2024 amounted to US$374.2 million, an increase of US$46.6 million, or 14.2%, from US$327.6 million in 2023, primarily attributable to an increase of US$41 million in net revenue from management fees as a result of additional management fees from acquired companies during 2024. Net revenue from performance fees decreased by US$12.0 million due to the variable nature of performance fees and dependency on the various stages of the life cycle of our investment funds and their respective investments, year-on-year comparison is not meaningful. The 2024 recognized performance fees are linked to Patria Infrastructure Fund III. In addition, revenue from incentive fees and from advisory and other ancillary fees increased by US$17.9 million from US$6.8 million in 2023 to US$24.7 million in 2024. Main drivers for the incentives fees are (i) Credit funds performance responsible for US$7.7 million and (ii) Real Estate funds responsible for US$2.8 million; in both cases, as funds performance were above benchmark, incentive fees were triggered. Regarding, advisory and other ancillary fees the main drivers are higher fundraising for third party managers which amounts to US$4.4 million.
Personnel expenses and carried interest allocation
Personnel expenses in 2024 amounted to US$111.7 million, an increase of US$32.9 million, or 41.8%, from US$78.8 million in 2023, mainly attributable to additional personnel expenses from acquired businesses. Carried interest allocation decreased by US$4.3 million, or 17.2% from US$25.3 million in 2023 to US$20.9 million in 2024, due to a decrease in recognized performance fee revenue.
Deferred consideration expense
Deferred consideration expenses related to the business combinations with Moneda and CSHG, decreased by US$11.7 million in 2024. The decline in the expense is attributable to 50% of the Moneda deferred consideration matured during 2023 with the remaining 50% during December 2024. For Moneda, no further expense is expected in 2025. CSHG deferred consideration will be accrued for over the next five years.
Amortization of intangible assets
Amortization of intangible assets increased by US$8.4 million, or 37.4%, from US$22.4 million in 2023 to US$30.7 million in 2024, mainly due to an increase in the value of identifiable intangible assets (brands, non-contractual customer relationships and contractual rights) acquired as part of acquisition transactions.
Net other income/(expenses)
Other expenses, net of other income increased by US$26.9 million, from US$19.4 million in 2023 to US$46.3 million in 2024, mainly attributable to: (i) an increase of US$25.3 million related to consideration payable adjustment (mainly VBI and GPMS) partially offset by reduction in gross obligation of US$11.7 million; (ii) an increase of US$12.7 million in other expenses as result of integrating acquired business, and (iii) increase in other expenses of US$5.0 million mainly related to a payment for the ISS settlement with the Municipality of São Paulo to the value of US$4.2 million. These expenses were partially offset by Energy Trading TRIA contracts of US$6.6 million.
Net finance income/(expense)
Net financial expenses in 2024 were an expense of US$20.6 million, an increase of US$19.0 million from US$1.7 million in 2023 primarily attributable to higher interest expenses and commissions, brokerage and financial expenses mainly due to bank loans (US$11.7 million) combined with higher unrealized loss on long term investments and gains on asset-linked receivables of US$4.6 million.
Net income before income tax
As a result of the foregoing, net income before income tax in 2024 was US$86.0 million, a decrease of US$32.0 million, or (27.1)%, from US$118.0 million in 2023.
Income Tax
Income tax expense in 2024 was US$10.3 million, an increase of US$13.1 million from a positive balance of US$2.8 million in 2023. This increase was primarily attributable to the impact of different tax rates of foreign subsidiaries mainly due to the jurisdictions of the new acquisitions (mainly Colombia and Brazil).

Patria Investments Limited	103

Net income for the year
As a result of the foregoing, net income of our group in 2024 was US$75.7 million, a decrease of US$45.1 million, or 37.4%, from US$120.8 million in 2023.
B.    Liquidity and Capital Resources
General
Our business model derives revenue primarily from third-party assets under management. We are not a capital or balance sheet intensive business. We manage operating expenses with the objective that total management and advisory fees exceed total operating expenses in each reporting period. As of December 31, 2025, we had three credit facilities with aggregate committed capacity of US$226 million. One of these facility is a term loan which was disbursed and used to support the acquisition from Abrdn. The other two are revolving facilities used for working capital needs, which have been partially disbursed at year end.We use a combination of our own realizations, cash flows from operations, and available liquidity to fund commitments to our own funds and to pay dividends to shareholders. See “—Capital Expenditures.” For additional information on our initial public offering, see “Item 4. Information on the Company—A. History and Development of the Company—Our History.”
Sources and Uses of Liquidity
As of December 31, 2025, 2024 and 2023, we had US$88.7 million, US$92.4 million and US$220.6 million in cash, cash equivalents and short-term investments, respectively. Our balances include US$54.1 million and US$187.4 million as of December 31, 2024 and 2023 respectively, related to short-term investments held in a trust account that is restricted to be used for purposes of completing a business combination or redeeming of public shares of the SPAC in our cash, cash equivalents and short-term investments. During the year ended December 31, 2025, SPAC shareholders redeemed US$56.2 million from the trust account.
We believe that our current available cash, cash equivalents, financial investments and cash flows from our operating activities will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. These liquidity needs primarily relate to (i) funding operating costs, including employee compensation and bonuses, (ii) payment of dividends to our shareholder, (iii) funding the cash for consideration payable of our acquisitions and (iv) repurchases of shares.
As of December 31, 2025, our current liabilities exceeded our current assets by US$9.7 million. This position primarily reflects deferred consideration and payables arising from business combinations completed as of December 31, 2025 and are contractually due over an extended period from 2026 to 2029 and do not represent a near-term liquidity pressure.
To support our inorganic growth strategy and maintain financial flexibility, we continue to actively manage our capital structure. As needed, we have the ability to meet future cash requirements through a balanced combination of available cash and financial investments, operating cash flows, equity instruments and, where appropriate, existing or additional credit facilities. We believe this disciplined and diversified approach to cash management positions us well to execute our strategic priorities while maintaining a prudent liquidity profile.
The following table shows the generation and use of cash for the year ended December 31, 2025, 2024 and 2023:

	For the Years Ended December 31
	2025	2024	2023
	(in US$ millions)
Net cash generated by operating activities	282.6	145.9	156.7
Net cash generated by investing activities	2.3	25.3	62.2
Net cash used in financing activities	(268.2)	(151.7)	(229.6)

Patria Investments Limited	104

Operating Activities
Our net cash generated by operating activities was US$282.6 million as of December 31, 2025, an increase of US$136.7 million, compared to US$145.9 million as of December 31, 2024. The increase is mainly attributable to higher net income from operations activities excluding non-cash items of US$55.1 million. Additionally, we entered into an agreement with a financial institution to sell accounts receivables from Private Equity Fund IV with a cash impact of US$66.2 million (asset-backed payable - refer to note 8(b) of our audited consolidated financial statements included elsewhere in this annual report).
Our net cash generated by operating activities decreased by US$10.8 million, from US$156.7 million for the year ended December 31, 2023 to US$145.9 million for the year ended December 31, 2024, which is mainly attributable to an increased in account receivables US$77.6 million related to performance fee inflows incurred in December 31, 2024. This amount was partially offset by the following items: (i) consideration payable adjustments (US$33.9 million) mainly related to VBI, (ii) shared based incentive plan (US$17.6 million), and (iii) other assets and liabilities (US$32.1 million) mainly related to TRIA energy trading contracts to be settled and to business combination with GPMS and Nexus (US$5.6 million).
Investing Activities
Our net cash generated by investing activities was US$2.3 million for the year ended December 31, 2025 and US$25.3 million in the year ended December 31, 2024, a decreased of US$23.0 million, due to redemptions from the SPAC's trust account which totaled US$56.2 million in 2025 against US$141.3 million in 2024, with an offset of US$111.1 million related to acquisition of subsidiaries (net of cash acquired)
Regarding previous year, our net cash generated by investing activities decreased by US$36.9 million, from US$62.2 million generated in the year ended December 31, 2023 to US$25.3 million cash generated by investing activities for the year ended December 31, 2024, primarily due to redemptions from the SPAC's trust account which resulted in a variation of US$76.1 million offset by acquisition of subsidiaries (net of cash acquired) which resulted in a variation of US$105.5 million.
Financing Activities
Our net cash used in financing activities increased US$116.5 million, from US$151.7 million for the year ended December 31, 2024 to US$268.2 million for the year ended December 31, 2025. The increase primarily consisted of net proceeds/repayment of loans to fund M&A activities in the amount of US$282.6 million partially reduced by the SPAC redemptions of US$83.6 million, dividends to our shareholders of US$46.1 million and payment of consideration of US$37.5 million.
In 2024, our net cash used in financing activities decreased US$78.0 million, from US$229.6 million for the year ended December 31, 2023 to US$151.7 million for the year ended December 31, 2024. The decrease primarily consisted of net proceeds/repayment of loans related to M&A activities that resulted in a variation of US$217.1 million in part reduced by the SPAC redemptions of US$74.2 million and payment of consideration of US$71.5 million.
Indebtedness
As of December 31, 2025, we had US$174.9 million owing on credit facilities with major financial institutions. For 2024 US$228.0 million and 2023, we had no outstanding financial indebtedness.
Off-balance Sheet Arrangements
As of December 31, 2025, 2024 and 2023, we did not have any off-balance sheet arrangements.

Patria Investments Limited	105

Capital Expenditures
In the years ended December 31, 2025, 2024 and 2023, we made capital expenditures of US$32.8 million, US$131.3 million and US$28.3 million, respectively. These capital expenditures mainly include expenditures related to (1) acquisitions of property, equipment, and software and computer programs, (2) acquisition of subsidiaries, net of cash in the entity acquired, which includes engaging in mergers and acquisitions pursuant to our inorganic growth strategy including payments to extend the life of our SPAC to consummate its initial business combination, (3) payments to placement agents related to future expenses regarding our portfolio distribution services to clients, and (4) acquisition of contractual rights and other intangible assets.
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
See “Item 4. Information on the Company—D. Property and Equipment—Intellectual Property.”
D.    Trend Information
For a discussion of trend information, see “Item 4. Information on the Company—B. Business Overview—Key Market Trends.”
E.    Critical Accounting Estimates
Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") issued by the International Accounting Standards Board (“IASB”). In preparing our audited consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly reevaluate our assumptions, judgments and estimates, presenting the significant accounting policies in Notes 2 and 4 of our audited consolidated financial statements included elsewhere in this annual report.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.    Directors and Senior Management
We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (As Revised).
The following table presents the names of the current members of our board of directors.

Name	Age	Position
Olimpio Matarazzo Neto	66	Chairman
Daniel Rizardi Sorrentino	45	Director
Alexandre Teixeira de Assumpção Saigh	58	Director and CEO
Pablo Javier Echeverría Benítez	62	Director
Sabrina Bridgett Foster	52	Independent Director(1)
Jennifer Anne Collins	51	Independent Director(1)
Glen George Wigney	70	Independent Director(1)

Patria Investments Limited	106

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business addresses for our directors is currently at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
Olimpio Matarazzo Neto is one of our founding partners, Chairman of our board of directors, member of our board of directors since 2010 and Chairman of our executive-level Real Estate and Credit Investment and Divestment Committee. Mr. Matarazzo is also a Senior Managing Partner of Patria Investments Limited and an Executive Director of Patria Holdings Limited. He is responsible for setting the strategy and overseeing its execution, ensuring the organization meets compliance, risk and regulation standards. Throughout his career, Mr. Matarazzo acted in different functions within Patria, being primarily responsible for the development of our Real Estate, Credit and Constructivist Equity strategies. Mr. Matarazzo was our founding partner in 2001 (successor of Banco Patrimônio), developing and leading the efforts to make us one of the leading private markets firms in Latin America. Mr. Matarazzo was also one of the founders of Banco Patrimônio in 1988 and led its capital markets and proprietary desks, as well as the relationship with Salomon Brothers’ fixed income desk. After the sale of Patrimônio to Chase Manhattan in 1999, Mr. Matarazzo spent two years at Chase Manhattan where he was co-responsible for its proprietary and capital markets desks in Brazil. Prior to founding Patrimônio, Mr. Matarazzo worked at J.P. Morgan. Mr. Matarazzo holds a bachelor’s degree in Business Administration from Universidade de São Paulo ("USP").
Alexandre Teixeira de Assumpção Saigh is our Chief Executive Officer and is a member of our board of directors since 2010. He is also one of our founding partners, Chairman of our executive-level Private Equity Investment and Divestment Committee. Mr. Saigh is also a Senior Managing Partner of Patria Investments Limited and an Executive Director of Patria Holdings Limited. Before taking the role as our Global CEO, Mr. Saigh was primarily responsible for our Private Equity division being responsible for the start-up and development of this business within Patria. He held and currently holds board member positions in several of our funds’ invested companies. Mr. Saigh was one of our founders in 2001 (successor of Banco Patrimônio), developing and leading the efforts for us to become one of the leading private markets firms in Latin America. Mr. Saigh joined Banco Patrimônio in 1994, as a Managing Partner responsible for the development and execution of the Firm’s private equity business. Between 1994 and 1997, while developing Patrimônio’s private equity strategy, Mr. Saigh was Chief Executive Officer and Chief Financial Officer of Drogasil, one of the leading drugstore chains in Brazil and our first private equity investment. Prior to joining Patrimônio, Mr. Saigh worked at J.P. Morgan Investment Bank from 1989 to 1994, as a Vice President for its private equity, corporate finance and M&A divisions. Mr. Saigh holds a bachelor’s degree in Financial Management and Hotel Administration from Boston University and a Post-Graduate Certificate of Special Studies in Administration and Management from Harvard University.
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

Patria Investments Limited	107

Daniel Rizardi Sorrentino is a Managing Partner and current Global Commercial Head, after a successful career within the Commercial & Sales/Distribution, named firstly Brazil’s Country Manager in March 2009 (including Brazilian reais denominated products and strategies), then Head of Sales & Distribution for Latin America in 2021, and after that as our Global Commercial Head Global (current role since mid-2024). Mr. Sorrentino was the Chief of Portfolio Management of the PE Group from March 2017 to December 2021, where he was responsible for the Management and Transformation Team, which included the Operating Partners Group and the value creation team. In that position, he was responsible for overseeing 22 companies of our PE portfolio with total revenues above US$3 billion and over 30,000 employees. Mr. Sorrentino has also worked on several investments and acquisitions in our PE Group since 2009. He had a leadership role on PE Portfolio Companies, including Chairman of Alliar since 2011 and Bioritmo/SmartFit since 2010. Mr. Sorrentino joined Patria in 2001 and became a partner in 2009. From 2003 to 2007, Mr. Sorrentino worked at Anhanguera Educacional leading the M&A team. Prior to that, Mr. Sorrentino worked at DASA in the M&A initiative and for Fotoptica as a business analyst. Mr. Sorrentino holds a bachelor’s degree in Business Administration from Fundação Getúlio Vargas ("FGV").
Sabrina Bridgett Foster is a member of our board of directors since 2021. She serves as a professional independent director and is based in the Cayman Islands. She was appointed to the Board of Directors of the Cayman Islands Monetary Authority (CIMA) on February 7, 2023. She is also the founder and principal of Fifty Eleven Consulting Limited, a legal, regulatory and governance consulting firm. Ms. Foster has over 25 years’ experience in the financial services industry, having practiced law for more than 18 years and served as an independent director since 2013. During her career, Ms. Foster served as a Partner with the global law firm, Appleby (2004 through 2012), where her key practice areas included hedge fund and private equity structuring and formation, commercial and private trust structuring, as well as advising on general corporate matters, corporate governance, financing, and regulatory matters relevant to both regulated and non-regulated investment funds operating in multiple jurisdictions. Ms. Foster also served as a director and shareholder of Paget-Brown Attorneys-at-Law (2012 through 2013) and as an associate at Walkers (1999 through 2004) in the Cayman Islands. Ms. Foster also served as a professional independent director with the governance teams of Intertrust (2013 through 2015) and Maples Fiduciary (2015 through 2020), where she served on a wide range of alternative investment funds including hedge funds, fund of funds, segregated Portfolio Companies, private equity vehicles, hybrid structures, fund management companies and related structures. Ms. Foster holds a Postgraduate Award in Business Administration with Distinction from the University of Warwick and a Bachelor of Law with Honors from the University of Liverpool. She completed her Professional Practitioner’s Course (Cayman Islands) with Queen's University Belfast and earned the Accredited Director designation from the Chartered Governance Institute of Canada. She was admitted as an Attorney-at-Law in the Cayman Islands in 1997. She has been recognized by Legal 500 Caribbean for her corporate and commercial work and by PLC Which Lawyer as a lawyer of choice for private clients. Ms. Foster is a member of the Cayman Islands Legal Practitioners Association, the International Bar Association, the American Bar Association, 100 Women in Finance, the Cayman Islands Directors Association, and the Chartered Governance Institute of Canada. Sabrina is registered as a ‘registered director’ under the Directors Registration and Licensing Act (as amended) of the Cayman Islands. She is also a Notary Public in and for the Cayman Islands and has published several articles relating to financial services.
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

Patria Investments Limited	108

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
Executive Officers
Our executive officers are responsible for the management and representation of our company. The following table lists our current executive officers:

Name	Age	Position

Alexandre Teixeira de Assumpção Saigh	58	Chief Executive Officer and Director
Ana Cristina Russo	58	Chief Financial Officer
Marco Nicola D’Ippolito	49	Chief Executive Officer of GPMS
Ricardo Leonel Scavazza	48	Chief Executive Officer and Chief Investments Officer of Private Equity
Andre Franco Sales	52	Chief Executive Officer and Chief Investment Officer of Infrastructure
Daniel Rizardi Sorrentino	45	Global Head of Commercial
Jose Augusto Gonçalves de Araujo Teixeira	47	Head of Commercial for Brazil
Ana Paula Alves dos Santos	58	Head of Human Resources
Guilherme Ferrante Poças	46	Global General Counsel
Nicholas David Whitfield	42	Global Chief Compliance Officer
The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business addresses for our executive officers is 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
Alexandre Teixeira de Assumpção Saigh. See “—Board of Directors.”
Ana Cristina Russo is our Chief Financial Officer since January 2023. Ms. Russo is also a member of the Management Committee and is primarily responsible for finance, operations, fund administration, internal controls and technology. Before taking over as CFO of Patria, Ms. Russo was the department head and CFO for Philip Morris International in Central America & the Caribbean from 2004 to 2007, for the Brazilian operations from 2008 to 2012 (and earlier in her career as CFO for Remy Cointreau Brazil). Ms. Russo also served as CFO of Latin America & Canada for Philip Morris International from 2012 to 2014 and as Chief Auditor reporting to the Audit Committee from 2015 to 2018. She has also developed a deep connection with business process, acting as a Business Partner to division leaders and General Managers, as well as managing a full P&L as CEO of Central America & Caribbean from 2018 to 2022. Ms. Russo holds a bachelor’s and post-graduate’s degrees in business administration from FGV, and a Leadership Program certification from the International Institute for Management Development.
Marco Nicola D’Ippolito is the Managing Partner and the Chief Executive Officer of our Global Private Markets Solutions (GPMS) vertical since April 2024. Mr. D’Ippolito is a member of the Management Committee and is primarily responsible for managing the GPMS business. He also acts as the head of Shareholders Relations and Corporate Development. Mr. D’Ippolito served as our COO from February 2009 to July 2020 and as CFO from July 2020 to December 2022. Before that, Mr. D’Ippolito worked at our Private Equity division, being responsible for different investments in the technology, logistics, healthcare, agribusiness and food industries. Mr. D’Ippolito was also responsible for fundraising initiatives within the Patria Private Equity business. In addition, Mr. D’Ippolito was the Chairman of the Board and Board Member of different Portfolio Companies. Before joining Patria in 2005, Mr. D’Ippolito worked for a Latin American family office as private equity portfolio manager between 2002 and 2005. Prior to that, Mr. D’Ippolito participated on the start-up, development and sale of an IT private company in Brazil. Mr. D’Ippolito holds a bachelor’s degree in Economics from Fundação Armando Álvares Penteado ("FAAP") and an MBA from Instituto Brasileiro de Mercado de Capitais ("IBMEC").

Patria Investments Limited	109

Ricardo Leonel Scavazza is a Managing Partner and Chief Executive Officer & Chief Investments Officer of Private Equity for Latin American strategies since August 2005. Mr. Scavazza is primarily responsible for all Latin American Private Equity strategy at Patria. Before taking over as CEO & CIO for Private Equity Latin America, Mr. Scavazza served as the Head of Private Equity Strategy in Brazil. Mr. Scavazza joined Patrimônio in 1999, became a partner in 2005, and has worked on several new investments and acquisitions for the Portfolio Companies of Private Equity Funds I, II, III, IV and V. Mr. Scavazza worked as Chief Executive Officer at Anhanguera between 2009 and 2013. Mr. Scavazza was also Chief Financial Officer at DASA in 2001 and at Anhanguera from 2003 to 2006. Mr. Scavazza holds a bachelor’s degree in Business Administration from FGV and an MBA from Kellogg School of Management, Northwestern University.
Andre Franco Sales is a Managing Partner & Chief Executive Officer and Chief Investment Officer of our Infrastructure division since August 2006. Mr. Sales is primarily responsible for leading our Infrastructure strategies, conducting infrastructure investment in Latin America. Before taking over as CEO and CIO of our Infrastructure strategies, Mr. Sales worked on numerous investments of Patria Infrastructure Funds I, II and III. Mr. Sales also served as a Director at our M&A Advisory division, and co-CEO of ERSA (our Infrastructure Fund I), a company that later became CPFL Renewables. Prior to joining Patria, Mr. Sales was a Senior Manager in the energy business of Vale, and a Senior Associate in the Infrastructure department of the BNDES – Brazilian National Development Bank. Mr. Sales was a co-founder of an internet community and market place sold to Bradesco in 2000. Mr. Sales also worked for four years at J.P. Morgan in São Paulo and New York in the M&A and Corporate Finance division. Mr. Sales holds a bachelor’s degree in Production Engineering from Escola Politécnica da USP.
Daniel Rizardi Sorrentino - see "Board of Directors."
Jose Augusto Gonçalves de Araujo Teixeira is a Partner and current Head of Clients & Commercial for Brazil. From 2020 to 2022, he acted as Head of Marketing and Products for Patria. Before that, Mr. Teixeira served as the Head of Marketing and Investor Relations for Private Equity products between 2013 and 2020. From 2005 to 2013, Mr. Teixeira held various senior positions at Anhanguera Educacional, our closed-end investment in the Post-secondary Education sector, where he served as Chief Financial Officer between 2011 and 2013; Investor Relations Officer between 2007 and 2013; Strategic, Commercial and Financial Planning Director between 2007 and 2011; and Financial Planning Manager between 2005 and 2007. Prior to joining Patria in 2004, Mr. Teixeira worked with the Latin American Research Sales team at Goldman Sachs in New York. Mr. Teixeira holds a bachelor’s degree in Political Science and Economics from Amherst College.
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

Patria Investments Limited	110

Nicholas David Whitfield is our Global Chief Compliance Officer since October 2025. Mr. Whitfield joined Patria as part of the acquisition of the GPMS business from Aberdeen in 2024 where he was the Chief Compliance Officer of the GPMS Business. Prior to that he held the position as Head of Internal Audit for Aberdeen's Private Markets Business. Mr. Whitfield has 18 years of experience in Financial Services across the three lines of defense and also worked in external audit at EY delivering Financial Statements, Risk & Controls and FCA Compliance Audits. Mr. Whitfield holds a BEng degree in Mechanical Engineering from the University of Edinburgh and is also a qualified Chartered Accountant with the Institute of Chartered Accountants Scotland ("ICAS").
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
For the years ended December 31, 2025 and 2024, aggregate compensation for our directors and executive officers for services in all capacities was US$12.3 million and US$12.4 million, respectively, which includes both benefits paid in kind and variable compensation. Additionally, we paid to certain of our directors and executive officers an aggregate amount of US$7.0 million as bonus compensation in February 2025 and US$8.6 million as bonus compensation in February 2026.
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
Under the LTIP, equity incentive awards may be granted to our employees, non-employee directors, officers, consultants or other individual service providers, as well as holders of equity compensation awards granted by an entity that may be acquired by us in the future.
Awards under the LTIP may be granted in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards or other stock-based awards. Stock options and stock appreciation rights will have an exercise price determined by the Compensation Committee but that is no less than the fair market value of the underlying Class A common shares on the date of grant.
The vesting conditions for grants under the LTIP are determined by the Compensation Committee and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the Compensation Committee determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the Compensation Committee and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the Compensation Committee in its discretion, following the end of the relevant performance period. The LTIP is administered by a long-term incentive plan committee composed by certain members of our board.
IPO Share-Based Incentive Grant
In connection with the completion of our IPO, we made our first equity incentive grant, known as the “IPO grant”. Under the IPO grant, Performance Stock Units (“PSUs”) and Restricted Stock Units (“RSUs”), convertible into Class A common shares were granted to eligible participants.
We set a maximum aggregate of 410,115 Class A common shares to be granted under the LTIP in connection with the IPO grant. We granted a total of 289,183 PSUs and 105,157 were outstanding as of December 31, 2025.

Patria Investments Limited	111

Share-Based Incentive Plan — Equity Incentive Program
Under the LTIP, we have share-based incentive plans including PSUs and RSUs, which are granted to eligible participants and are subject to achieving vesting conditions. Upon meeting vesting conditions, the PSUs and RSUs are convertible into Class A common shares of the Company.
PSUs are subject to both time vesting and market performance conditions. The vesting period is divided into three tranches, vesting on each of the third, fourth and fifth anniversary of the grant date (one third (1/3) of the PSUs per tranche). As a market performance condition, the final number of Class A common shares delivered to participants also depends on the Total Shareholder Return (“TSR”), including share price growth and dividends, relative to a peer group. If TSR equals or exceeds 8% per year at the end of the 3rd, 4th and 5th grant anniversaries, the PSUs are delivered to the participant. If TSR at the end of the last vesting period equals or exceeds the TSR of the determined peer group, each participant is entitled to receive an additional number of PSUs (“boost grant”) equal to twenty percent (20%) of the total PSUs originally granted. The cost of PSUs is measured at fair value at the grant date using the Monte Carlo simulation method, which reflects the market condition regarding TSR relative to the minimum 8% annual return and the peer group comparison, and is expensed over the service period with a corresponding increase in equity.
RSUs are subject solely to time vesting conditions with no market conditions attached. The typical vesting period is also divided into three tranches, vesting on each of the third, fourth and fifth anniversary of the grant date (one third (1/3) of the RSUs per tranche), subject to continued employment. RSUs subject to special grants may have a shorter or longer vesting period. When PSUs and RSUs are vested, the administrator will direct the Group to deliver Class A common shares from either treasury shares or newly issued shares, or may settle in cash at its discretion. If an eligible participant’s employment terminates during the vesting period, such rights are forfeited, except in limited circumstances approved on a case-by-case basis in accordance with the plan’s provisions.
Annual Performance Share Grant
Besides the IPO grant, we have made five additional annual grants under the performance share plan, which provide for the vesting of performance shares based on both time and performance vesting.
In 2023, we set a maximum aggregate grant of 357,132 Class A common shares (297,610 PSUs were granted) and as the date hereof four participants have resigned from Patria and forfeited their right to receive 37,429 Class A common shares under the 2023 grant.
In 2024, we set a maximum aggregate grant of 3,389,796 Class A common shares (2,824,830 PSUs were granted) and three participants resigned from Patria as of the date hereof forfeiting a total of 55,247 Class A common shares under the 2024 grant. 543,953 RSUs were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.
In 2025 we set a maximum of 2,353,655 Class A common shares under the 2025 grant (1,961,379 PSUs were granted) and four participants have resigned from Patria as of the date of this annual report, forfeiting a total of 17,354 Class A common shares under the 2025 grant.
In 2026 we set a maximum of 2,054,413 Class A common shares under the 2026 grant.
Matching Share Plan
On February 26, 2024, our board of directors approved a new matching share plan for certain participants, offering them the opportunity to convert up to 50% of their cash bonus into equity shares and to receive a matching component in the form of restricted stock units that vest over a five year period, with one third of the applicable grant vesting on each of the third, fourth and fifth anniversary of the date of grant, subject to continued employment through each vesting date. For this matching share plan, we set a maximum aggregate grant of 924,008 Class A common shares (924,008 RSUs were granted) and 7 participants have resigned from Patria as of the date hereof, forfeiting a total of 53,049 Class A common shares from the 2024 grant. In 2025 we set a maximum of 1,557,247 Class A common shares (1,557,247 RSUs were granted) and 3 participants have resigned from Patria as of December 31, 2025, forfeiting a total of 75,740 Class A common shares. In 2026 we set a maximum of 2,213,670 Class A common shares to be granted under this program.

Patria Investments Limited	112

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
Controlled Company Exception
Patria Holdings beneficially owns the majority of our Class B common shares, representing 82.3% of the voting power of our outstanding share capital. As a result, we are a “controlled company” within the meaning of the corporate governance standards of the Nasdaq corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.
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

Patria Investments Limited	113

Audit Committee
The Audit Committee, which consists of Sabrina Bridgett Foster (Chairperson), Jennifer Anne Collins, and Glen George Wigney. All members are financially literate and include two individuals who are considered "Audit Committee Financial Experts" as defined by the SEC. Additionally, the Board of Directors has determined that Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney satisfy the “independence” requirements set forth in Rule 10A-3 under the Exchange Act., as well as SEC and Nasdaq rules.
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
•Independence Review: Obtaining and reviewing a report from the independent auditor describing all relationships between the auditor and the Company, consistent with the Public Company Accounting Oversight Board ("PCAOB") requirements regarding auditor communications with the Audit Committee concerning independence.
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
D.    Employees
As of December 31, 2025, and 2024, we had 548 and 577 employees, respectively. As of December 31, 2025, 200 of these employees were investment professionals. The table below breaks down our full-time personnel by function as of December 31, 2025:

Patria Investments Limited	114

	As of December 31, 2025
Function	Number of Employees	% of Total
Management	9	2%
Investment	200	36%
Sales & Investor Relations	109	20%
Corporate	230	42%
Total	548	100%
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.    Major Shareholders
The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2025, by:
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
The percentages of beneficial ownership in the table below are calculated as of March 31, 2026 on the basis of the following numbers of shares outstanding: 68,448,417 Class A common shares and 92,945,430 Class B common shares. Our free float consists of 58,350,152 of Class A common shares, which represents 85.2% of total Class A common shares and 5.8% of total voting power.

Patria Investments Limited	115

Unless otherwise indicated below, the address for each beneficial owner is c/o Patria Investments Limited, at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.

	Shares Beneficially Owned				% of Total Voting Power(1)
	Class A		Class B
Shareholders	Shares	%	Shares	%

5% Shareholders
Patria Holdings Limited(2)	1,806,916	2.6%	81,900,000	88.1%	82.3%
Entities affiliated with Capital Research Global Investors(3)	9,182,088	13.4%	—	—%	0.9%
Entities affiliated with FMR LLC(4)	6,652,156	9.7%	—	—%	0.7%
Entities affiliated with Blackrock, Inc.(5)	5,641,279	8.2%	—	—%	0.6%
Entities affiliated with Pertento Partners LLP (6)	4,483,299	6.5%	—	—%	0.4%
Entities affiliated with Endure (7)	4,584,996	6.7%	—	—%	0.5%
Executive Officers and Directors
Alexandre Teixeira de Assumpção Saigh(2)(8)	1,949,596	2.8%	81,900,000	88.1%	82.3%
Olimpio Matarazzo Neto(2)(8)	2,091,625	3.1%	81,900,000	88.1%	82.3%
Pablo Javier Echeverría Benítez(9)	20,217	—%	3,617,260	3.9%	3.6%
Sabrina Bridgett Foster	—	—%	—	—%	—%
Jennifer Anne Collins	—	—%	—	—%	—%
Glen George Wigney	2,160	—%	—	—%	—%
Ana Cristina Russo	51,335	0.1%	—	—%	—%
Marco Nicola D’Ippolito(8)	326,436	0.5%	—	—%	—%
Ricardo Leonel Scavazza(8)	40,999	0.1%	—	—%	—%
Guilherme Ferrante Poças	5,900	—%
Andre Franco Sales(8)	181,116	0.3%	—	—%	—%
Daniel Rizardi Sorrentino(8)	445,462	0.7%	—	—%	—%
Jose Augusto Gonçalves de Araujo Teixeira(8)	35,125	0.1%	—	—%	—%
Ana Paula Alves dos Santos	191,370	0.3%	—	—%	—%
	—	—%	—	—%	—%
All directors and executive officers as a group (19 persons)	5,341,341	7.8%	85,517,260	92.0%	86.2%

Total Free Float	58,350,152	85.2%	—	—%	5.8%

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
(2)    The information in the above table was obtained through public filings, including the Schedule 13D filed with the SEC on February 26, 2026 on behalf of Patria Holdings Limited, which discloses that, as of February 19, 2026 Patria Holdings Limited held of record 1,806,916 Class A common shares and 57,462,802 Class B common shares and that SPV PHL, a wholly owned subsidiary of Patria Holdings Limited, held of record 24,437,198 Class B common shares. Alexandre Teixeira de Assumpção Saigh and Olimpio Matarazzo Neto are controlling shareholders of Patria Holdings Limited (the “Patria Holdings Controlling Shareholders”). Patria Holdings Limited is the sole shareholder of SPV PHL. The Patria Holdings Controlling Shareholders have beneficial ownership of the Class B common shares held of record by Patria Holdings Limited. Each of the Patria Holding Controlling Shareholders disclaims ownership of the Class B common shares except to the extent he has a pecuniary interest therein. The address of each of Patria Holdings Limited, SPV PHL and each Patria Holdings Controlling Shareholders is c/o Patria Holdings Limited, 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
(3)    The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares as of December 31, 2025, disclosed in the Form 13F filed with the SEC by Capital Research Global Investors and entities affiliated with Capital Research Global Investors on February 11, 2026. The address of Capital Research Global Investors' principal business office is 333 South Hope Street, 55th Fl., Los Angeles, CA 90071.
(4)    The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares as of December 31, 2025, disclosed in the Form 13F filed with the SEC by FMR LLC and entities affiliated with FMR LLC on February 17, 2026. The address of FMR LLC's principal business office is c/o 245 Summer Street, Boston, MA 02210.
(5)    The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares as of December 31, 2025, disclosed in the Form 13F filed with the SEC by BlackRock, Inc. and entities affiliated with BlackRock, Inc. on February 12, 2026. The address of BlackRock, Inc's principal business office is 50 Hudson Yards, New York, NY 10001.
(6)    The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares as of December 31, 2025, disclosed in the Form 13F filed with the SEC by Pertento Partners LLP and entities affiliated with Pertento Partners LLP on February 17, 2026. The address of Pertento Partners LLP's principal business office is 111 Park Street, London, W1K7JL, United Kingdom.
(7)    The information in the above table was obtained through public filings, including the sum ownership of our Class A common shares as of September 30, 2025, disclosed in the Schedule 13G filed with the SEC by Endure Capital Management, LLC and entities affiliated with Endure Capital Management, LLC on November 14, 2025. The address of Endure Capital Management, LLC's principal business office is 6500 River Pl Blvd Building 7, Suite 250, Austin, TX 78730.
(8)    While these executive officers and directors do not own common shares in Patria Investments Limited directly, they own equity interests in Patria Holdings Limited. These executive officers and directors disclaim beneficial ownership of the shares held by Patria Holdings Limited except to the extent, if any, of their respective pecuniary interest therein.

Patria Investments Limited	116

B.    Related Party Transactions
Partners’ Compensation
We made cash payments (excluding dividends) to our direct partners amounting to US$9.2 million, US$7.4 million, and US$7.0 million in the years ended December 31, 2025, 2024 and 2023, respectively, see note 32(a) to our audited consolidated financial statements included elsewhere in this annual report. Additionally, we paid to certain of our partners an aggregate amount of US$18.5 million as bonus compensation out of which US$10.8 million were paid in cash and US$7.7 million were paid in Class A common shares in the month of February 2026.
Carried Interest Allocation
Our senior managing directors and certain employees are entitled to receive 35% of the performance fee receivable from our investment funds through a carried interest vehicle, as they are its ultimate beneficial owner. See note 23(b) to our audited consolidated financial statements.
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
Consideration Payable
Key management personnel are entitled to receive consideration from past acquisitions, such as CSHG and GPMS. See note 32(b) and (c) to our audited consolidated financial statements.
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
For the lease payments made during years ended December 31, 2025, 2024 and 2023, see notes 21(a) and 32(f) to our audited consolidated financial statements included elsewhere in this annual report.
Long-term investments
Following the Lavoro Agro Limited ("Lavoro") IPO, in the first quarter of 2023, we received shares on behalf of PBPE General Partner V, Ltd.’s investment fund PE V in Lavoro at a price of US$3.50 per share for a total investment of approximately US$8.2 million. For further detail see note 32(d) to our audited consolidated financial statements included elsewhere in this annual report.

Patria Investments Limited	117

Option arrangements
We entered into option arrangements with the non-controlling interest of Tria Comercializadora de Energía S.A. ("Tria") and PEVC I General Partner IV, Ltd. ("Igah IV") providing us with the option to acquire the remaining 33.33% in Tria and 57.07% in Igah IV. See note 21(d) to our audited consolidated financial statements.
Related Party Transaction Policy
We have in place a related Party Transaction Policy which is reviewed periodically. Under our related party transaction policy, certain related party transactions need to be approved by our board of directors or a designated committee thereof, which may include our audit committee.
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
C.    Interests of Experts and Counsel
Not applicable.

Patria Investments Limited	118

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
In 2024, we implemented several important changes to our capital management policy to enhance our capital flexibility in order to fund our growth, including acquisitions, and long-term shareholder returns. Starting with our dividend in the second quarter of 2024, we transitioned from a variable quarterly dividend policy of approximately 85% of Distributable Earnings to a fixed quarterly dividend of US$0.15 per share, subject to annual review. During 2025, we declared quarterly dividends based on US$0.15 per share. In the fourth quarter of 2025 we announced an increase of our fixed quarterly dividend to US$0.1625 per share for the financial year of 2026.
In the years ended December 31, 2025, 2024 and 2023, dividends paid to our shareholders were US$95.1 million, US$132.4 million and US$145.1 million, respectively. The dividend with respect to the fourth quarter of 2025 was declared on February 2, 2026 and paid on March 12, 2026. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Shareholders’.
Our ability to pay dividends to our shareholders will depend on a number of factors, including among others general economic and business conditions, our strategic plans and prospects, our business and investment opportunities, our financial condition and operating results, including the timing and extent of our realizations, working capital requirements and anticipated cash needs, contractual restrictions and obligations including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions, restrictions and other implications on the payment of dividends by us to holders of our common shares or payment of distributions by our subsidiaries to us and such other factors as our board of directors may deem relevant. Our ability to pay dividends is also subject to the availability of lawful funds therefore as determined in accordance with applicable law.
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

Patria Investments Limited	119

Legal Proceedings
From time to time, we are involved in disputes that arise in the ordinary course of our business. Our business is also subject to extensive regulation, which may result in regulatory proceedings against us. See “Item 3. Key Information—D. Risk Factors—We are subject to substantial litigation risks and may face significant liabilities and damage to our professional reputation as a result of litigation allegations and negative publicity.”
We recognize provisions for legal proceedings in our financial statements, in accordance with our management’s assessment, advised by independent outside counsel, that (1) it is probable that an outflow of resources will be required to settle the obligation, and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by our global general counsel supported by outside counsel and recent court rulings and their relevance in the legal system.
As of December 31, 2025, we have not been directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recorded. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material.
Civil Matters
As of December 31, 2025, we were involved in (i) a few related proceedings, with an aggregate estimated amount of less than US$10,000, mainly related to lawsuits filed by third parties seeking our joint liability for the acts of certain of our service providers and/or Portfolio Companies of Patria‑managed funds; and (ii) one commercial dispute initiated by third parties seeking to hold us jointly liable in connection with the termination of a share purchase and sale agreement entered into by a portfolio company of one of the funds managed by us, in an amount of approximately US$74.9 million.
Accordingly, the aggregate estimated exposure in connection with these proceedings as of December 31, 2025 was approximately US$75.0 million (December 31, 2024: US$73.1 million).
In early 2026, we were formally released from any liability in respect of the US$74.9 million commercial dispute referenced above. As a result, we are not involved in any material civil proceedings as of the date of this report, and the remaining proceedings represent an aggregate estimated exposure of less than US$10,000.
Labor Matters
We are party to very few labor-related proceeding, all of which are immaterial individually and in aggregate. The cases primarily involve labor claims of third parties’ employees seeking our joint and several liability for the acts of our service providers and/or Portfolio Companies.
Tax Matters
We are involved in very few tax-related proceedings, including three administrative proceedings with a risk of loss evaluated as possible.
The following is a summary of our tax proceedings with a risk of loss evaluated as possible:
•On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2025, the estimated amount involved in this proceeding was around US$7.1 million (December 31, 2024: US$5.5 million ).
•On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2025, the estimated amount involved in this proceeding was around US$2.7 million (December 31, 2024: US$2.1 million ).

Patria Investments Limited	120

•On April 2, 2025, the Brazilian Federal Revenue Service issued a tax assessment notice against one of our subsidiaries (Platam Investments Brazil Ltda.) questioning non-payment of municipal tax over services (“ISS”) in 2022 and 2023. The administrative court has not yet issued a final decision in regard to this administrative proceeding. As of December 31, 2025, the estimated amount involved in this proceeding was around US$1.5 million (December 31, 2024: US$1.0 million).
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
B.    Memorandum and Articles of Association
General
We were incorporated in Bermuda on July 6, 2007 as a limited liability exempted company and changed the jurisdiction of its incorporation to the Cayman Islands on October 12, 2020, registering by way of continuation as a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.
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

Patria Investments Limited	121

Our shareholders adopted the Memorandum and Articles of Association included as Exhibit 3.1 to the Amendment No. 2 to our registration statement on Form F-1 (File No. 333-251823), filed with the SEC on January 14, 2021.
Our Memorandum and Articles of Association authorize the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$0.0001. Of those authorized shares, (1) 500,000,000 are designated as Class A common shares, (2) 250,000,000 are designated as Class B common shares, and (3) 250,000,000 are as yet undesignated and may be issued as common shares or shares with preferred rights. As of March 31, 2026, we had a total issued share capital of US$16,139, divided into 161,393,847 common shares. Those common shares are divided into 68,448,417 Class A common shares and 92,945,430 Class B common shares of our authorized share capital were issued, fully paid and outstanding.
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
As of the date of this annual report, our total authorized share capital was US$100,000, divided into 1,000,000,000 shares par value US$0.0001 each, of which:
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
Treasury Stock
As of the date of this annual report, we have no shares in treasury.
Issuance of Shares
Except as expressly provided in our Articles of Association, the board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the Company’s capital without the approval of our shareholders (whether forming part of the original or any increase in issued share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether relating to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act. In accordance with our Articles of Association, we shall not issue bearer shares.

Patria Investments Limited	122

Our Articles of Association provide that at any time there are Class A common shares in issue, additional Class B common shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits, (2) a merger, consolidation, or other business combination involving the issuance of Class B common shares as full or partial consideration, or (3) an issuance of Class A common shares, whereby holders of the Class B common shares are entitled to purchase a number of Class B common shares that would allow them to maintain their proportional ownership interests in Patria (following an offer by Patria to each holder of Class B common shares to issue to such holder, upon the same economic terms and at the same price, such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Patria pursuant to our Articles of Association). In light of: (a) the above provisions; (b) the fact that future transfers by holders of Class B common shares will generally result in those shares converting to Class A common shares, subject to limited exceptions as provided in the Articles of Association; and (c) the ten-to-one voting ratio between our Class B common shares and Class A common shares means that holders of our Class B common shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Preemptive or Similar Rights.”
Our Articles of Association also provide that the issuance of non-voting common shares requires the affirmative vote of a majority of the then-outstanding Class A common shares.
Fiscal Year
Our fiscal year begins on January 1 of each year and ends on December 31 of the same year.
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
Our Articles of Association provide as follows regarding the respective rights of holders of Class A common shares and Class B common shares:
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

Patria Investments Limited	123

The Class B common shares are entitled to maintain a proportional ownership interest in the event that additional Class A common shares are issued. As such, except for certain exceptions, including the issuance of Class A common shares in furtherance of our initial public offering, if we issue Class A common shares, we must first make an offer to each holder of Class B common shares to issue to such holder on the same economic terms such number of Class B common shares as would ensure such holder may maintain a proportional ownership interest in Patria. This right to maintain a proportional ownership interest may be waived by a majority of the holders of Class B common shares.
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
No class of our common shares may be subdivided or combined unless the other class of common shares is concurrently subdivided or combined in the same proportion and in the same manner.
Equal Status
Except as expressly provided in our Articles of Association, Class A common shares and Class B common shares have the same rights and privileges and rank equally, share ratably and are identical in all respects as to all matters. In the event of any merger, consolidation, scheme, arrangement or other business combination requiring the approval of our shareholders entitled to vote thereon (whether or not Patria is the surviving entity), the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares. In the event of any (1) tender or exchange offer to acquire any Class A common shares or Class B common shares by any third party pursuant to an agreement to which Patria is a party, or (2) any tender or exchange offer by Patria to acquire any Class A common shares or Class B common shares, the holders of Class A common shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B common shares, and the holders of Class A common shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B common shares.
Record Dates
For the purpose of determining shareholders entitled to notice of, or to vote at, any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.
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

Patria Investments Limited	124

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, the Articles of Association provide that in each year the Company will hold an annual general meeting of shareholders, at a time determined by the board of directors. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors. In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.
Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. General meetings of shareholders are generally expected to take place in São Paulo, Brazil, but may be held elsewhere if the directors so decide.
The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s Articles of Association. However, these rights may be provided in a company’s Articles of Association. our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
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
We will give notice of each general meeting of shareholders by publication on its website and in any other manner that it may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.
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

Patria Investments Limited	125

Pursuant to our Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 15 minutes after the time appointed for holding the meeting, the shareholders present in person or by proxy and entitled to vote may elect any one of the shareholders to be chairman. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Company, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.
Liquidation Rights
If we are voluntarily wound up, the liquidator, after taking into account and giving effect to the rights of preferred and secured creditors and to any agreement between us and any creditors that the claims of such creditors shall be subordinated or otherwise deferred to the claims of any other creditors and to any contractual rights of set-off or netting of claims between us and any person or persons (including without limitation any bilateral or any multilateral set-off or netting arrangements between the Company and any person or persons), and subject to any agreement between us and any person or persons to waive or limit the same, shall apply our property in satisfaction of its liabilities pari passu and subject thereto shall distribute the property amongst the shareholders according to their rights and interests in Patria.
Changes to Capital
Pursuant to the Articles of Association, we may from time to time by ordinary resolution:
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
Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.
In addition, subject to the provisions of the Companies Act and our Articles of Association, we may:
•issue shares on terms that they are to be redeemed or are liable to be redeemed;
•purchase its own shares (including any redeemable shares); and
•make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.
Transfer of Shares
Subject to any applicable restrictions set forth in the Articles of Association, any of our shareholders may transfer all or any of his or her common shares by an instrument of transfer in the usual or common form or in the form prescribed by the Nasdaq or any other form approved by our board of directors.
The Class A common shares sold in our initial public offering are traded on the Nasdaq in book-entry form and may be transferred in accordance with our Articles of Association and Nasdaq’s rules and regulations.

Patria Investments Limited	126

However, our board of directors may, in its absolute discretion, decline to register any transfer of any common share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such common share. The board of directors may also decline to register any transfer of any common share unless:
•a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof;
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
Share Repurchase
The Companies Act and the Articles of Association permit us to purchase our own shares, subject to certain restrictions. The board of directors may only exercise this power on behalf of Patria, subject to the Companies Act, the Articles of Association and to any applicable requirements imposed from time to time by the SEC, Nasdaq, or by any recognized stock exchange on which our securities are listed.
Dividends and Capitalization of Profits
Our intention is to pay to holders of Class A common shares dividends representing approximately a fixed quarterly dividend of US$0.1625 per share for the financial year of 2026, subject to annual review and subject to adjustment by amounts determined by our board of directors to be necessary or appropriate. The dividend amount could also be adjusted upwards or downwards. For more information on Distributable Earnings, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures and Reconciliations”. For more information on our dividend policy, see “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information.”
Subject to the Companies Act, our shareholders may, by ordinary resolution, declare dividends (including interim dividends) to be paid to shareholders, but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to Patria. Except as otherwise provided by the rights attached to shares and the Articles of Association of Patria, all dividends shall be paid in proportion to the number of Class A common shares or Class B common shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly, and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.
The holders of Class A common shares and Class B common shares shall be entitled to share equally in any dividends that may be declared in respect of our common shares from time to time. In the event that a dividend is paid in the form of Class A common shares or Class B common shares, or rights to acquire Class A common shares or Class B common shares, (1) the holders of Class A common shares shall receive Class A common shares, or rights to acquire Class A common shares, as the case may be; and (2) the holder of Class B common shares shall receive Class B common shares, or rights to acquire Class B common shares, as the case may be.

Patria Investments Limited	127

Appointment, Disqualification and Removal of Directors
We are managed by our board of directors. The Articles of Association provide that, unless otherwise determined by a special resolution of shareholders, the board of directors will be composed of four to 11 directors, with the number being determined by a majority of the directors then in office. There are no provisions relating to retirement of directors upon reaching any age limit. The Articles of Association also provide that, while our shares are admitted to trading on Nasdaq, the board of directors must always comply with the residency and citizenship requirements of the U.S. securities laws applicable to foreign private issuers.
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
On October 1, 2010, we entered into a shareholders’ agreement (the “Shareholders’ Agreement”), with Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. The Shareholders’ Agreement contains certain customary provisions, including the rights of Patria Holdings Limited and Blackstone PAT Holdings IV, L.L.C. to designate a certain number of the members of our board of directors. The Shareholders’ Agreement (including the board designation rights and our rights with respect to use of the Blackstone name) was terminated in connection with the completion of our initial public offering, except for certain provisions that survive in accordance with the terms of the Shareholders’ Agreement, including drag-along and tag-along rights.
Our directors are Olimpio Matarazzo Neto, Alexandre Teixeira de Assumpção Saigh, Daniel Rizardi Sorrentino, Pablo Javier Echeverría Benítez, Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney. Sabrina Bridgett Foster, Jennifer Anne Collins and Glen George Wigney are “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of Nasdaq. For more information on the current composition of our board of directors and our independent directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management.”
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
Proceedings of the Board of Directors
The Articles of Association provide that our business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office (subject to there being a minimum of two directors present) and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a casting vote.

Patria Investments Limited	128

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
Inspection of Books and Records
Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of the list of shareholders or corporate records of the Company. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, the Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the Company’s website or filing such annual reports as we are required to file with the SEC.
Register of Shareholders
The Class A common shares offered in our initial public offering are held through DTC, and DTC or Cede & Co., as nominee for DTC, is recorded in the shareholders’ register as the holder of our Class A common shares.
Under Cayman Islands law, we must keep a register of shareholders that includes:
•the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•whether voting rights attach to the shares in issue;
•the date on which the name of any person was entered on the register as a member; and
•the date on which any person ceased to be a member.
Under Cayman Islands law, the our register of shareholders is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of our initial public offering, our register of shareholders was updated to record and give effect to the issuance of new Class A common shares in our initial public offering. The shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.
If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Patria, the person or member aggrieved (or any of our shareholders, or us) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.
Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below
•an exempted company does not have to file information related to its shareholders with the Registrar of Companies;
•an exempted company’s register of shareholders is not open to inspection;
•an exempted company does not have to hold an annual general meeting;

Patria Investments Limited	129

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
Upon the closing of our initial public offering, we became subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this annual report, we intend to continue to comply with the Nasdaq rules in lieu of following home country practice.
Anti-Takeover Provisions in Our Articles of Association
Some provisions of the Articles of Association may discourage, delay or prevent a change in our control or management that our shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of Patria Holdings. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire our control to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A common shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the management of Patria. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.
Two Classes of Common Shares
Our Class B common shares are entitled to 10 votes per share, while the Class A common shares are entitled to one vote per share. Since Patria Holdings beneficially owns all the Class B common shares, Patria Holdings has the ability to elect a majority of the members of our board of directors and to determine the outcome of most matters submitted for a vote of shareholders. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.
So long as Patria Holdings has the ability to determine the outcome of most matters submitted to a vote of shareholders, third parties may be deterred in their willingness to make an unsolicited merger, takeover or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that we have two classes of common shares may have the effect of depriving you as a holder of Class A common shares of an opportunity to sell your Class A common shares at a premium over prevailing market prices and make it more difficult to replace the directors and management of Patria.
Preferred Shares
Our board of directors is given wide powers to issue one or more classes or series of shares with preferred rights. Such preferences may include, for example, dividend rights, conversion rights, redemption privileges, enhanced voting powers and liquidation preferences.
Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under the Articles of Association, for a proper purpose and for what they believe in good faith to be in the best interests of Patria.

Patria Investments Limited	130

Protection of Non-Controlling Shareholders
The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one-fifth of our shares in issue, appoint an inspector to examine the Company’s affairs and report thereon in a manner as the Grand Court shall direct.
Subject to the provisions of the Companies Act, any shareholder may petition the Grand Court of the Cayman Islands, which may make a winding-up order, if the court is of the opinion that this winding-up is just and equitable.
Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Articles of Association.
The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against Patria, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control Patria, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.
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
Each Moneda Shareholder entered into a pledge, security, control and lock-up agreement with us (the “Moneda Lock-Up Agreement”) that restrict them from (1)(A) offering, pledging, assigning, selling or otherwise disposing any shares, (B) publicly disclosing the intention to make any offer, pledge, assignment, sale, loan, conversion or disposition or (C) converting any such Class B common shares into Class A common shares, (2) entering into any derivative transaction, swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership, in whole or in part, directly or indirectly, of such shares, or (3) making any demand for the registration of any shares; held by such persons during the period beginning on the closing date of the Moneda acquisition and, provided that the fifth anniversary of the closing date has occurred, ending on the earlier of (a) the date on which the Moneda Shareholder ceases to be employed by us or any of our affiliates, including any Moneda entity, and (b) the 60th day after the expiration of the relevant tax statute of limitations, with respect to 50% of the relevant collateral shares.
In addition, each of Patria Holdings’ shareholders (which include entities beneficially owned by our Founders and certain of our directors and executive officers) agreed to lock-up restrictions that restrict them from selling their shares in Patria Holdings for a period of five years from the consummation of our initial public offering, except for lock-up restrictions applicable to shares beneficially owned by Mr. Otavio Lopes Castello Branco Neto, which terminate in 2024. Any exception to these restrictions would require an amendment or waiver of such limitations among the shareholders of Patria Holdings. Although the governance and economic strategy of our Founders and senior executives is to retain control and economic interest through Patria Holdings and to reward key executives with participation in Patria Holdings, there are no restrictions on the ability of Patria Holdings to transfer our shares following the expiration of the lock-up agreements entered into with the representatives of the underwriters.

Patria Investments Limited	131

Principal Differences between Cayman Islands and U.S. Corporate Law
The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
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
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:
•We are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;
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

Patria Investments Limited	132

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
In principle, we would normally be the proper plaintiff and as a general rule, while a derivative action may be initiated by a minority shareholder on our behalf in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the defendant, and that it is proper for the shareholder to continue the action rather than the Company’s board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:
•a company is acting or proposing to act illegally or beyond the scope of its authority;
•the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and
•those who control the company are perpetrating a “fraud on the minority.”
Corporate Governance
Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the Articles of Association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors duties of care and skill and fiduciary duties to the companies which they serve. Under our Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.
Subject to the foregoing and our Articles of Association, our directors may exercise all of our powers to vote compensation to themselves or any member of their body in the absence of an independent quorum. Our Articles of Association provide that, in the event a compensation committee is established, it shall be made up of such number of independent directors as is required from time to time by the Nasdaq rules (or as otherwise may be required by law). We do not have a compensation committee.
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

Patria Investments Limited	133

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
Borrowing Powers
Our directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of ours or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote).
Indemnification of Directors and Executive Officers and Limitation of Liability
The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling the Company under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Articles of Association provides that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.
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

Patria Investments Limited	134

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm, or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, which will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Articles of Association and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.
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
The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles of Association provide that upon the requisition of one or more shareholders representing not less than one-third of the voting rights entitled to vote at general meetings, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. The Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Patria Investments Limited	135

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
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.
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
Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote). Our Articles of Association also give its board of directors authority to petition the Cayman Islands Court to wind up Patria.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.
Also, except with respect to share capital (as described above), alterations to our Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote).

Patria Investments Limited	136

Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote).
Rights of Nonresident or Foreign Shareholders
There are no limitations imposed by our Articles of Association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in the Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.
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

Patria Investments Limited	137

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
Material U.S. Federal Income Tax Considerations for U.S. Holders
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common shares, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities. This summary applies only to U.S. Holders (as defined below) that hold our Class A common shares as capital assets for tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including any minimum tax consequences, the potential application of the provisions of the Code, known as the Medicare contribution tax, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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

Patria Investments Limited	138

Except where otherwise noted, this discussion assumes that we are not, and will not become a PFIC as described below.
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

Patria Investments Limited	139

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

Patria Investments Limited	140

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
As of December 31, 2025 and 2024, accounts receivable includes management fees from certain investment funds where collection has been postponed in 2024 considering their cash needs and classified as overdue. These overdue balances are related to the estimated asset realization dates within the investment funds and we understand they have no impact on the credit risk profile considering the nature of our operations as an investment manager and our customer base.

Patria Investments Limited	141

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
Market Risk
Market risk is defined as the possible negative impact on income caused by changes in market prices, such as interest rate, foreign exchange rate, commodity (energy) and share prices. Our policy aims to mitigate our exposure to market risks; therefore, as of the years ended December 31, 2025 and 2024, to manage price risk arising from investment funds, we diversify our portfolio in accordance with the limits we set according to each strategy. We acquired derivatives in the 2023 financial year such as public warrants and call and put option arrangements from our merger and acquisition activity. For public warrants as it relates to our SPAC, we do not expect a material exposure to market risk nor do we expect it to have a material impact on our cash flow and financial position. We believe that call and put option arrangements included in the purchase agreements of businesses we acquired help us mitigate exposure to market risk as we carry out our expansion and growth strategy.
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
Commodity Price Risk
The Company trades energy contracts in Brazil and maintains a portfolio of forward energy contracts involving both the purchase and sale of energy. As a result, the Company is exposed to commodity price risk arising from unexpected fluctuations in energy prices, including those driven by extraordinary events. However, the Company retains flexibility to actively manage these contracts in accordance with its internal policies and risk limits, allowing it to benefit from market price movements.
Interest Rate Risk
The Company has loans with leading financial institutions as part of its capital structure. These loans bear interest at a variable rate based on SOFR plus a fixed margin. Accordingly, the Company is exposed to interest rate risk arising from potential unexpected fluctuations in the SOFR rate.
Sensitivity Analysis
The sensitivity analysis was based on the material assets and liabilities exposed to interest rate and currencies fluctuation against U.S. dollars, as demonstrated in note 31d(iii) to our audited consolidated financial statements.

Patria Investments Limited	142

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.    Debt Securities
Not applicable.
B.    Warrants and Rights
Not applicable.
C.    Other Securities
Not applicable.
D.    American Depositary Shares
Not applicable.

Patria Investments Limited	143

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
A.    Defaults
No matters to report.
B.    Arrears and Delinquencies
No matters to report.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.    Material Modifications to Instruments
Not applicable.
B.    Material Modifications to Rights
Not applicable.
C.    Withdrawal or Substitution of Assets
Not applicable.
D.    Change in Trustees or Paying Agents
Not applicable.
E.    Use of Proceeds
Not applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.    Disclosure Controls and Procedures
We have evaluated, with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective as of December 31, 2025 to provide reasonable assurance that material information is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management to allow timely decisions regarding required disclosures.
B.    Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our chief executive officer and chief financial officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS accounting standards issued by IASB.

Patria Investments Limited	144

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making its assessment of internal control over financial reporting, management used the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on this assessment, our management has concluded that our internal controls over financial reporting were effective as of December 31, 2025.
C.    Attestation Report of the Registered Public Accounting Firm
The effectiveness of internal control over financial reporting as of December 31, 2025 has been audited by KPMG Auditores Independentes Ltda., or “KPMG”, the independent registered public accounting firm that also audited our consolidated financial statements as of and for the year then ended December 31, 2025. The report dated April 30, 2026, issued by KPMG regarding effectiveness of the internal control over financial reporting as of December 31, 2025, is included herein.
D.    Changes in Internal Control Over Financial Reporting
In 2025, all our subsidiaries were subject to our oversight and monitoring processes for our internal control over financial reporting. There is no significant changes in our Internal Controls over Financial Reporting that occurred during 2025.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Jennifer Anne Collins and Glen George Wigney are audit committee financial experts, as that term is defined by the SEC, and are independent for the purposes of SEC and Nasdaq rules.
ITEM 16B. CODE OF ETHICS
The Company maintains a comprehensive code of ethics applicable to all directors, officers, employees and third parties. The code addresses ethical conduct, conflicts of interest, compliance with laws, financial reporting integrity, and mechanisms for reporting concerns. Any amendments or waivers for senior financial officers will be disclosed on the Company’s website in accordance with SEC requirements. We have posted the full text of our code of ethics on the investor relations section of our website, www.patria.com. Our code of ethics is reviewed periodically by the Board of Directors and there have been no material changes made.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the fees billed to us by our independent registered public accounting firms KPMG and Deloitte during the fiscal years ended December 31, 2025 and 2024 respectively.

Patria Investments Limited	145

	2025	2024
	(in US$ thousands)
Audit fees	1,400	1,433
Audit-related fees	—	41
Tax fees	—	42
All other fees	—	—
Total	1,420	1,516
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
All Other Fees
In 2025 and 2024, there were no other fees.
Audit Committee Pre-Approval Policies and Procedures
Our Audit Committee has adopted a policy requiring pre‑approval of all audit and permitted non‑audit services to be provided by the Company’s independent registered public accounting firm, in accordance with Section 202 of the Sarbanes‑Oxley Act of 2002.
Under this policy, all proposed engagements of the Company’s independent registered public accounting firm for audit services and permitted non‑audit services are submitted to the Audit Committee for approval prior to the commencement of such services. In connection with its pre‑approval, the Audit Committee evaluates whether the proposed services are permissible under applicable SEC and PCAOB independence requirements and whether the performance of such services would impair the independence of the Company’s independent registered public accounting firm.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Foreign Private Issuer Status.”
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On August 2, 2024, our Board of Directors approved a share repurchase program authorizing the Company, or an “affiliated purchaser” as defined under Rule 10b-18(a)(3) under the Exchange Act, to repurchase up to 1,800,000 of its outstanding Class A common shares. Repurchases may be conducted in the open market, based on prevailing market prices, or through privately negotiated transactions. The program was effective from August 2, 2024 and continued until August 2, 2025.

Patria Investments Limited	146

On August 1, 2025, our Board of Directors approved a new share repurchase program authorizing the Company to repurchase up to 3 million of its outstanding Class A common shares. Repurchases may be conducted in the open market, based on prevailing market prices, or through privately negotiated transactions. The program became effective on August 1, 2025 The repurchase program does not obligate us to acquire any specific number of shares in any period and may be expanded, extended, modified, or discontinued at any time. In addition, in the fourth quarter of 2025, we announced that our Board had approved an additional share buyback program of 3 million shares, on top of the previously approved program of 3 million shares, of which 1.5 million shares were referenced in a TRS in the third quarter of 2025. As the TRS remained outstanding and was not settled as of year‑end, the Company did not obtain title to the underlying shares and therefore no share repurchase was recorded.
We did not effect any purchases of our outstanding Class A common shares during fiscal year 2025.
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
ITEM 16H. MINE SAFETY DISCLOSURE
Not applicable.

Patria Investments Limited	147

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

Patria Investments Limited	148

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
Our CTO, Mr. Marco Gonçalves, is a Senior Vice President and responsible for all our infrastructure initiatives. Before joining Patria in 2003, Mr. Gonçalves worked for five years at JPMorgan Chase and three years at Banco Patrimônio. Mr. Gonçalves has a bachelor’s degree in data processing technology from Faculdade de Tecnologia de São Paulo ("FATEC‐SP"), a post graduate degree in process management and engineering for software development from FIAP and an MBA in strategic information technology management from FGV.
Our CIO, Angelo Figaro Egido, is one of our officers and Head of IT, being responsible for all our technology. Before joining Patria in 2023, Mr. Figaro Egido was the CIO and VP of innovation and digital for Latin America for Renault-Nissan-Mitsubishi group regarding digital, security, infrastructure, systems, and digital products and was in charge of all information technology operations for Latin America. Mr. Angelo left the company in the first quarter of 2026 and his replacement is expected to join in the second quarter of 2026.
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
In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident.

Patria Investments Limited	149

PART III

ITEM 17. FINANCIAL STATEMENTS
We have responded to Item 18 in lieu of this item.
ITEM 18. FINANCIAL STATEMENTS
See our audited consolidated financial statements beginning at page F-1.

Patria Investments Limited	150

ITEM 19. EXHIBITS
The following documents are filed as part of this annual report:

Exhibit No.	Exhibit
2.1*	Description of Securities registered under Section 12 of the Exchange Act.

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

6.1	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-268577) filed with the SEC on November 28, 2022).

6.2	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-277375) filed with the SEC on February 26, 2024).

6.3	Bonus Share Plan (incorporated herein by reference to Exhibit 99 to the Company’s Registration Statement on Form S-8 (File No. 333-277376) filed with the SEC on February 27, 2024).
6.4	Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Registration Statement on Form S-8 (File No. 333-293939) filed with the SEC on March 2, 2026).

8.1*	List of subsidiaries (incorporated by reference to Note 5 to our audited consolidated financial statements filed with this annual report on Form 20-F).

10.1
Form of indemnification agreement (incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 to the Company’s Registration Statement on Form F-1 (File No. 333-251823) filed with the SEC on January 14, 2021).

11.1	Code of Ethics (incorporated herein by reference to Exhibit 11.1 to the Annual Report on Form 20-F (File No. 001-39911) filed with the SEC on May 15, 2025).

11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the Annual Report on Form 20-F (File No. 001-39911) filed with the SEC on May 15, 2025).

12.1*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

12.2*	Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

13.1*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Executive Officer.

13.2*	Certification pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, of the Chief Financial Officer.

23.1*	Consent of Deloitte Touche Tohmatsu Auditores Independentes Ltda.

23.2*	Consent of KPMG Auditores Independentes Ltda.

97.1	Compensation recoupment policy (incorporated herein by reference to Exhibit 97.1 to the Annual Report on Form 20-F (File No. 001-39911) filed with the SEC on April 29, 2024).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document).

*Filed with this Annual Report on Form 20-F.
†Certain provisions, exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.

Patria Investments Limited	151

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PATRIA INVESTMENTS LIMITED

April 30, 2026
By:	/s/ Alexandre Teixeira de Assumpção Saigh
Name: Alexandre Teixeira de Assumpção Saigh
Title: Chief Executive Officer

By:	/s/ Ana Cristina Russo
Name: Ana Cristina Russo
Title: Chief Financial Officer

Patria Investments Limited	152

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, 1.240 - 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Patria Investments Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of Patria Investments Limited and subsidiaries (the "Company") as of December 31, 2024, the related consolidated statements of profit or loss, of comprehensive income, of changes in equity and of cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards - IFRS, as issued by the International Accounting Standards Board - IASB.
Basis for Opinion
These financial statements are responsibility of the Company's Management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. Federal Securities Laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
/s/ DELOITTE TOUCHE TOHMATSU
Auditores Independentes Ltda.
São Paulo, Brazil
May 14, 2025.
We began serving as the Company’s auditor in 2012. In 2025 we became the predecessor auditor.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Patria Investments Limited
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Patria Investments Limited and subsidiaries (the Company) as of December 31, 2025, the related consolidated statement of income, comprehensive income, changes in equity and cash flows for the year ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with International Financial Reporting Standards – Accounting Standards as issued by International Accounting Standards Board (“IFRS Accounting Standards”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Goodwill impairment assessment for cash-generating units
As discussed in Note 14 to the consolidated financial statements, the Company reported goodwill of US$ 440,126 thousand as of December 31, 2025. The Company performs an annual impairment test for goodwill allocated to each cash-generating unit (CGU). If the recoverable amount, determined using a value-in-use model, is less than the carrying amount of the unit, an impairment loss is recognized. The value-in-use calculation is based on discounted cash flow projections using key assumptions such as forecasted cash flows, discount rates, long‑term growth rates, and margins. These assumptions are determined at the CGU level, based on the Company’s operating verticals (global private markets solutions, private equity, credit, real estate, infrastructure, and public equities) to which goodwill and related assets are allocated. No impairment losses have been recognized during the year ended December 31, 2025.

We identified the goodwill impairment assessment for the CGUs as a critical audit matter. A high degree of subjective auditor judgment, including the use of those with specialized skills and knowledge, was required to assess the discounted cash flow (value‑in‑use) impairment model and to evaluate certain assumptions, including the discount rates, long-term growth rates and margins as they were based on subjective determinations of future market and economic conditions.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment assessment for cash-generating units, including (i) management’s assessment of the value-in-use model in relation to the purpose of the impairment test, (ii) management’s review and approval of the cash-flow forecasts and related assumptions used in the value-in-use impairment model, and (iii) management’s determination and review of key valuation assumptions, including discount rates, long-term growth rates and margins. We compared the Company’s historical forecasted cash flows, including long-term growth rates and margin, to actual results to assess the Company’s ability to accurately forecast. As a part of this assessment, we considered relevant market and industry information for comparable companies to evaluate whether the projected long-term growth rates, margins and discount rates were consistent with observable market trends.
We involved valuation professionals with specialized skills and knowledge, who assisted in (i) evaluating the discount rate by comparing it against a discount rate range that was independently developed using publicly available market data for comparable entities, and (ii) assessing the recoverable amount of the cash‑generating unit by evaluating the appropriateness of the discounted cash flow model, testing its mathematical accuracy, and evaluating the consistency and reasonableness of the results derived from the Company’s cash flow assumptions through comparisons to historical performance and relevant market and industry information.
Revenue from performance fees
As discussed in Note 22 to the consolidated financial statements, the Company’s net revenue recognized from services includes revenue from performance fees. Performance fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. Since the investment funds’ performance is susceptible to market volatility and factors outside of the Company’s control, performance fees fall under variable consideration defined in IFRS 15, Revenue from Contracts with Customers. The Company recognizes these fees when the associated performance obligations are satisfied, the related uncertainties are resolved, and the likelihood of a claw-back or reversal is improbable. The Company recognized performance fees totaling US$ 30,980 thousand for the year ended December 31, 2025.
We identified the assessment of revenue recognized from performance fees as a critical audit matter. A high degree of challenging auditor judgment was required in assessing the achievement of contractual performance hurdles and whether performance fees were recognized only when the likelihood of a significant reversal was considered improbable. This assessment was subjective due to the complexity of the contractual arrangements, the sensitivity of fund performance to market conditions, and the use of forward-looking information in evaluating variable consideration.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the recognition of performance fee revenue, including controls over management’s process for determining recognition of performance fees under relevant fund agreements including the timing and amount of revenue recognized. We inspected the limited partnership agreements and a selection of other relevant contractual documentation to evaluate the terms governing performance fee assessments and compared underlying fund performance information to the criteria specified in those agreements to assess whether the contractual performance hurdles had been achieved. We evaluated management’s assessment of the likelihood of reversal by considering factors such as contractual provisions, the length of the performance measurement period, and the sensitivity of fund valuations to market conditions.

/s/ KPMG Auditores Independentes Ltda.

We have served as the Company’s auditor since 2025.
São Paulo, Brazil
April 30, 2026

Consolidated Statement of Financial Position
As of December 31, 2025 and December 31, 2024
(In thousands of United States dollars – US$)

Assets	Note	12/31/2025	12/31/2024

Cash and cash equivalents	6	53,601	33,418
Short term investments	12(a)	35,111	59,009
Client funds on deposit and receivable	7	25,868	18,704
Accounts receivable	8	118,576	217,132
Project advances	9	12,270	7,577
Other current assets	10	16,058	14,681
Recoverable taxes	11	9,307	4,512
Energy trading contracts	12(c)	133,281	17,646
Other financial instruments	12(c)	1,194	—
Current assets		405,266	372,679
Accounts receivable	8	95,392	16,402
Other non-current assets	10	10,068	7,397
Long-term investments	12(b)	44,527	49,216
Energy trading contracts	12(c)	46,217	7,523
Other financial instruments	12(c)	6,372	3,578
Property and equipment	13	42,367	32,622
Intangible assets	14	824,151	700,866
Deferred tax assets	19	20,749	15,824
Non-current assets		1,089,843	833,428
Total assets		1,495,109	1,206,107
The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and equity	Note	12/31/2025	12/31/2024
Client funds payable	7	25,868	18,704
Energy trading contracts	12(c)	117,423	15,606
Other financial instruments	12(c)	—	6,143
Personnel and related contributions payable	15	58,147	37,269
Loans	16	—	78,518
Taxes payable	17	12,037	6,440
Other current liabilities	18	63,747	46,820
Commitment subject to possible redemption	21(c)	—	54,053
Consideration payable from acquisitions	21(b)	118,459	101,986
Carried interest allocation	23(b)	19,330	31,851
Current liabilities		415,011	397,390
Energy trading contracts	12(c)	32,456	2,080
Personnel and related contributions payable	15	—	787
Loans	16	174,868	149,453
Other non-current liabilities	18	88,125	18,787
Deferred tax liabilities	19	52,363	1,774
Consideration payable from acquisitions	21(b)	65,975	121,238
Gross obligation under put option	21(d)	24,577	18,258
Carried interest allocation	23(b)	8,315	5,408
Non-current liabilities		446,679	317,785
Total liabilities		861,690	715,175
Capital	29(a)	16	15
Additional paid-in capital	29(b)	589,404	527,239
Capital reserves	29(d)	46,646	22,041
Cumulative translation adjustment	29(f)	(24,316)	(68,217)
Equity attributable to the owners of the Company		611,750	481,078
Non-controlling interests	29(g)	21,669	9,854
Equity		633,419	490,932
Total liabilities and equity		1,495,109	1,206,107

Patria Investments Limited	F-7

Consolidated Statement of Income
For the years ended December 31, 2025, 2024 and 2023
(In thousands of United States dollars - US$, except earnings per share)

	Note	2025	2024	2023

Net revenue from services	22	381,730	374,204	327,617

Personnel expenses	23	(154,407)	(111,681)	(78,778)
Carried interest allocation	23	(10,648)	(20,908)	(25,257)
Deferred consideration expense		(4,005)	(11,245)	(22,961)
Amortization of intangible assets	24	(39,707)	(30,727)	(22,370)
General and administrative expenses	25	(50,930)	(46,681)	(39,159)
Other income	26	11,955	9,660	12,833
Other expenses	26	(19,390)	(55,989)	(32,252)
Finance income	27	17,415	17,858	8,991
Finance expense	27	(39,748)	(38,498)	(10,665)
Net income before income tax		92,265	85,993	117,999
Income tax expense	28	(1,720)	(10,306)	2,816
Net income for the year		90,545	75,687	120,815

Net income for the year attributable to:
Owners of the Company		85,651	71,875	118,400
Non-controlling interests	29(g)	4,894	3,812	2,415
		90,545	75,687	120,815

Basic earnings per share	29(e)	0.54	0.47	0.80
Diluted earnings per share	29(e)	0.53	0.47	0.80
The accompanying notes are an integral part of these consolidated financial statements.

Patria Investments Limited	F-8

Consolidated Statement of Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023
(In thousands of United States dollars - US$)

	2025	2024	2023

Net income for the year	90,545	75,687	120,815
Items that are or may be reclassified subsequently to net income:
Currency translation adjustment net of taxes	46,958	(50,445)	(992)
Total comprehensive income	137,503	25,242	119,823

Total comprehensive income attributable to:
Owners of the Company	129,552	15,669	117,867
Non-controlling interests	7,951	9,573	1,956
	137,503	25,242	119,823
The accompanying notes are an integral part of these consolidated financial statements.

Patria Investments Limited	F-9

Consolidated Statement of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023
(In thousands of United States dollars - US$)

		Attributable to owners
	Notes	Capital	Additional paid-in capital	Capital reserves	Retained earnings	Cumulative translation adjustment	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity

Balance on December 31, 2022		15	485,180	1,495	77,576	(11,478)	552,788	(39,330)	513,458
Cumulative translation adjustments recognized in other comprehensive income		—	—	—	—	(533)	(533)	(459)	(992)
Net income for the year		—	—	—	118,400	—	118,400	2,415	120,815
Dividends declared	29(c)	—	—	—	(145,145)	—	(145,145)	(3,663)	(148,808)
Share-based incentive plans granted	29(d)	—	—	1,465	—	—	1,465	—	1,465
Capital contributions	29(g)	—	—	—	—	—	—	4,743	4,743
Capital issuance	29(b)	—	15,514	—	—	—	15,514	—	15,514
Non-controlling interests	29(g)	—	—	—	—	—	—	15,147	15,147
Balance on December 31, 2023		15	500,694	2,960	50,831	(12,011)	542,489	(21,147)	521,342
Cumulative translation adjustments recognized in other comprehensive income		—	—	—	—	(56,206)	(56,206)	5,761	(50,445)
Net income for the year		—	—	—	71,875	—	71,875	3,812	75,687
Dividends declared	29(c)	—	(48,359)	—	(84,024)	—	(132,383)	(6,744)	(139,127)
VBI gross obligation derecognized	29(g)	—	—	—	(38,682)	—	(38,682)	36,233	(2,449)
Tria gross obligation recognized	29(g)	—	—	—	—	—	—	(17,117)	(17,117)
Share-based incentive plans granted	29(d)	—	—	19,081	—	—	19,081	—	19,081
Capital contributions	29(g)	—	—	—	—	—	—	2,452	2,452
Capital issuance	29(b)	—	74,904	—	—	—	74,904	—	74,904
Non-controlling interests	29(g)	—	—	—	—	—	—	6,604	6,604
Balance on December 31, 2024		15	527,239	22,041	—	(68,217)	481,078	9,854	490,932
Cumulative translation adjustments recognized in other comprehensive income		—	—	—	—	43,901	43,901	3,057	46,958
Net income for the year		—	—	—	85,651	—	85,651	4,894	90,545
Dividends declared	29(c)	—	(9,491)	—	(85,651)	—	(95,142)	(2,819)	(97,961)
Share-based incentive plan shares vested	29(g)	—	—	(234)	—	—	(234)	—	(234)
Share-based incentive plans granted	29(d)	—	—	36,466	—	—	36,466	—	36,466
Share-based incentive plans settled	29(d)	—	—	(11,627)	—	—	(11,627)	—	(11,627)
Capital contributions	29(g)	—	—	—	—	—	—	6,683	6,683
Capital issuance	29(b)	1	71,656	—	—	—	71,657	—	71,657
Balance on December 31, 2025		16	589,404	46,646	—	(24,316)	611,750	21,669	633,419
The accompanying notes are an integral part of these consolidated financial statements.

Patria Investments Limited	F-10

Patria Investments Limited
Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023
(In thousands of United States dollars - US$)

	Note	2025	2024	2023

Cash flows from operating activities
Net income for the years		90,545	75,687	120,815
Adjustments to net income for the year
Depreciation and amortization	24 & 25	46,347	35,824	27,117
Loan fees expensed	16	1,584	2,004	—
Financial investment income	27	(3,286)	—	(2,120)
Unrealized (gains)/losses on long-term investments	27	3,003	16,852	2,952
Unrealized (gains)/losses on warrant liability	27	(6,143)	5,823	(690)
Unrealized (gains)/losses on other financial instruments	27	(1,806)	(3,597)	3,934
Unrealized (gains)/losses on asset-linked receivable	27	(3,053)	(8,829)	(3,503)
Unrealized (gains)/losses on total return swap	27	(1,419)	—	—
Unrealized fair value adjustments on energy trading contracts	26	(7,614)	(6,429)	—
Consideration payable from acquisition adjustments	26 & 27	10,347	25,280	(8,634)
Gross obligation under put option adjustments	26	3,113	(3,093)	11,666
Gain on associate derecognition	26	—	—	(4,199)
Interest expense on asset-backed payable	27	2,144	—	—
Interest expense on lease liabilities	27	1,763	1,382	1,243
Interest expense on loans	27	12,081	10,020	—
Deferred income taxes expense	28	(12,142)	(2,052)	(13,316)
Current income taxes expense	28	13,862	12,358	10,500
Share based incentive plan	29(d)	36,466	19,081	1,465
Deferred consideration expense		4,005	11,245	22,229
Other		7	1,036	1,374
Changes in operating assets and liabilities
Accounts receivable		30,840	(90,157)	(12,602)
Asset-backed payable		66,230	—	—
Projects advances		(4,202)	6,563	(12,589)
Recoverable taxes		(3,065)	(2,538)	1,909
Personnel and related taxes		14,269	10,365	2,469
Carried interest allocation		8,696	18,652	19,234
Taxes payable		3,779	4,474	(4,493)
Payment of income taxes		(12,857)	(13,638)	(3,254)
Energy trading contracts		(13,337)	(1,577)	—
Other assets and liabilities		4,868	32,108	1,816
Payment of placement agent fees	14	(2,415)	(10,897)	(6,598)
Net cash generated by operating activities		282,610	145,947	156,725
Cash flows from investing activities
Disposal of short-term investments		1,701	10,675	31,076
Acquisition of short-term investments		(26,709)	—	—
Acquisition of long-term investments		(8,350)	(3,830)	(9,793)
Disposal of long-term investments		10,532	—	—
Investment into SPAC trust account	21(c)	(545)	(1,977)	(2,100)
Proceeds from redemptions from the SPAC trust account	21(c)	56,231	141,301	65,164
Acquisition of property and equipment		(10,558)	(3,605)	(5,870)
Acquisition of software and computer programs	14	(4,378)	(4,679)	(992)
Acquisition of investments in associates		(186)	(408)	(528)
Acquisition of contractual rights		(14,271)	—	(8,158)
Acquisition of subsidiaries, net of cash acquired	30	(1,078)	(112,164)	(6,633)
Acquisition of other intangible assets		(85)	—	—
Net cash generated by investing activities		2,304	25,313	62,166
Cash flows from financing activities
Proceeds from loans	16	261,296	261,000	25,000
Repayment of loans	16	(312,766)	(35,000)	(25,000)
Interest paid on loans	16	(13,742)	(6,502)	—
Payment of loan fees	16	(1,573)	(3,636)	(1,253)
Redemptions from SPAC shareholders	21(c)	(56,231)	(141,301)	(65,164)
Investment into SPAC trust account	21(c)	545	1,977	—
Dividends paid to the Company’s shareholders	29(c)	(95,142)	(132,383)	(145,145)
Dividends paid to non-controlling interests in subsidiaries	29(g)	(2,819)	(5,982)	(3,639)
Capital contributions received from non-controlling interest (NCI) shareholders	29(g)	6,683	951	3,657
Payment of consideration payable from acquisitions	21(b)	(48,694)	(86,167)	(14,684)
Total return swap - cash received		225	—	—
Lease payments	21(a)	(4,222)	(3,229)	(2,156)
Interest paid on lease liabilities	21(a)	(1,763)	(1,382)	(1,243)
Net cash used in financing activities		(268,203)	(151,654)	(229,627)
Foreign exchange variation on cash and cash equivalents in foreign currencies		3,472	(2,238)	267
Increase/(decrease) in cash and cash equivalents		20,183	17,368	(10,469)
Cash and cash equivalents at the beginning of the year	6	33,418	16,050	26,519
Cash and cash equivalents at the end of the year	6	53,601	33,418	16,050
Increase/(decrease) in cash and cash equivalents		20,183	17,368	(10,469)
Non-cash operating, investing and financing activity
Acquisition of contractual rights		23,466	—	—
Adjustment to goodwill	14	60,147	—	—
Additions to and disposal of right of use assets	13	3,169	9,289	1,860
Amortization of SPAC issuance costs		—	—	6,166
Capital contribution from NCI shareholders in lieu of dividend payable		—	1,501	1,086
Company Class A common shares issued	29(b)	71,656	74,904	15,514
Consideration payable from acquisitions		23,607	107,889	29,748
Contingent consideration payable from acquisition		(1,048)	30,445	4,707
Deferred consideration from acquisition		—	12,240	—
Interest earned on SPAC trust account subject to redemption	21(c)	1,633	6,021	10,109
NCI recognized in the business combination	30	—	6,604	—
Gross obligation under put option recognized	21(d)	1,779	17,117	—
VBI – 50% acquisition	5(g)	—	2,449	—
The accompanying notes are an integral part of these consolidated financial statements.

Patria Investments Limited	F-11

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

1General information
Pátria Investments Limited (“Pátria” or the “Company”) is incorporated under the laws of Bermuda on July 6, 2007, and transferred its registration and domicile by way of registration by continuation to the Cayman Islands on October 12, 2020. The Company’s registered office and headquarters are located in the Cayman Islands, and since that date its legal, regulatory, and financial obligations have been governed by Cayman Islands law.
The Company is a public holding company controlled by Patria Holdings Limited (the “Parent”), which held 51.78% of the Company’s common shares as of December 31, 2025 (December 31, 2024: 53.76%). The Parent is ultimately controlled by a group of individuals. The Company's common shares listed on the Nasdaq Global Select Market (“NASDAQ‑GS”) under the ticker symbol “PAX”.
The Company and its subsidiaries (collectively, the “Group”) are a global alternative investment firm focused on the middle market segment, specializing in resilient sectors across select regions. The Group offers a comprehensive and expanding array of investments strategies across major asset classes - private equity, infrastructure, credit, real estate, and public equities. The Group offer these strategies through a variety of product structures designed to meet our clients' investment goals and liquidity needs. Product structures, generally fall into the categories of closed-end funds, permanent capital listed vehicles and interval funds, open end funds, and separately managed accounts ("SMAs"), among others.
The Group’s operations include investment offices in Montevideo (Uruguay), São Paulo (Brazil), Bogota (Colombia), Medellín (Colombia), Edinburgh (Scotland - United Kingdom), and Santiago (Chile), as well as client-coverage offices in New York (United States), London (United Kingdom), Dubai (United Arab Emirates) and Hong Kong (People's Republic of China) to cover the investor base of its underlying investment products, in addition to its corporate business office in Grand Cayman (Cayman Islands).
The Group’s main executive office is located at 60 Nexus Way, 4th floor, Camana Bay, PO Box 757, KY1-9006, Grand Cayman, Cayman Islands.
2Presentation of financial statements
a.Statement of compliance and basis of preparation
The consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS Accounting Standards") issued by the International Accounting Standards Board (“IASB”).
The board of directors approved the consolidated financial statements on April 30, 2026.
b.Functional and presentation currency
The consolidated financial statements are presented in United States dollars (USD), the functional currency of the Group. The effects of the translation from the functional currency, net of tax impact, into the presentation currency are recognized in equity under the caption “Cumulative Translation Adjustment”.
For details regarding the remeasurement of the balances and transactions in foreign currencies to the functional currency of the Group, refer to note 5 for the functional currency determined for each entity.
All amounts are rounded the nearest thousand USD, unless otherwise stated.
c.Use of estimates and judgements
The preparation of consolidated financial statements requires management to make estimates and judgements about the future affecting reported amounts and disclosures. While management considers these estimates and judgements as reasonable, actual results may differ and such differences could be material. Critical estimates and underlying assumptions are reviewed on an ongoing basis and are consistent with the Group´s risk management commitment where appropriate. Amendments to critical estimates are recognized prospectively.

Patria Investments Limited	F-12

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Significant judgements and corresponding assumptions are as follows:
(i)the assessment and measurement of risk relating to provisions and contingencies, where Management, supported by the opinion of its legal counsel, determines the likelihood of losses;
(ii)revenue recognition, where Management considers performance obligations in contracts regarding the timing of when revenue is recognized and the allocation of the transaction price to the performance obligations;
(iii)recognition of a lease and allocation of lease payments, where Management considers the terms of agreements entered into;
(iv)allocation of purchase price in business combination transactions, where Management's assessment includes input from third party professional services to assist in the purchase price allocation;
(v)determination of the cash-generating units ("CGUs") and net asset allocation. For December 31, 2025, Management considered each of its verticals (global private markets solutions, private equity, credit, real estate, infrastructure, and public equities) to be a separate CGU, whereas on December 31, 2024, individual business acquisitions were seen as separate cash generating units. The vertical-based structure reflects the manner in which the chief operating decision maker ("CODM") monitors performance and how cash flows are generated across the Group. The change in the CGU structure is applied prospectively;
(vi)assessment of investments in investees to establish whether the Group controls an investee. If control is exercised, such an investee is consolidated into the Group's consolidated financial statements.
Critical estimates and corresponding assumptions are as follows:
(vii)employee profit-sharing, long-term benefits, and bonus accruals, where Management considers the expected results and targets to estimate the accruals - refer to notes 15 and 29(d);
(viii)the useful lives of tangible and intangible where Management considers the remaining future economic benefits from using these assets - refer to notes 13 and 14;
(ix)recoverability of deferred tax assets, using projections of future cash flows and anticipated income and expense growth rates, as well as considering the timing of utilization of net operating losses, temporary differences and applicable caps for compensation - refer to note 19;
(x)the assessment and measurement of risk regarding provisions and contingencies, where Management, supported by the opinion of its legal counsel, determines the probable cash outcome expected for each claim - refer to note 20;
(xi)revenue recognition, where Management considers performance obligations in contracts estimating the transaction price - refer to note 22;
(xii)recognition of carried interest payable, where Management applies judgment and estimates over revenue allocation in the recognition of performance fees as well as considering threshold and clawback provisions in agreements - refer to note 23(b);
(xiii)the fair value calculation of level 3 financial instruments and share-based incentive plans, using inputs that are primarily unobservable, where Management's assessment includes input from third party professional service providers in the valuation of financial instruments with unobservable inputs - refer to notes 29(d) and 31(b);
(xiv)valuation of lease contracts and the allocation of lease payments, where Management considers the terms of agreements entered into calculating a discount rate that is appropriate for the leased asset's location - refer to note 21(a);
(xv)fair values of identifiable assets and liabilities and contingent consideration from business combination transactions, where Management's assessment includes input from third party professional services to assist in the calculations thereof - refer to note 30;
(xvi)the expected redemption amount of gross obligation in respect of written put option arrangements, where Management makes use of input from third party professional services in their valuations - refer to note 21(d);

Patria Investments Limited	F-13

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(xvii)determining the recoverable amounts of CGUs involve future cash flow projections, considering the most recent business plans, revenue generation, and the cost structure associated with each vertical - refer to note 14(d); and
(xviii)applicable tax authorities may have differing interpretations and guidance with respect to certain tax matters specific to the industry in which the Group operates (including multi-jurisdictional aspects). Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets - refer to note 28.
3Segment information
The Group has a single reportable operating segment, namely asset management. The Group’s executive directors collectively function as the CODM, responsible for allocating resources and assessing performance on a consolidated basis that is in line with the Group’s global strategy, which is based on six verticals: global private markets solutions, private equity, credit, real estate, infrastructure, and public equities.
4Material accounting policies
The material accounting policies described below have been consistently applied in the preparation of the consolidated financial statements.
a.Consolidation
The consolidated financial statements include the financial statements of the Group and all entities controlled by the Group. Details of the subsidiaries included in the consolidated financial statements are set out in Note 5.
Control is achieved when the Group not only has power to direct the financial and operating policies of the investee or rights to variable returns from its involvement with the investee, but also has the ability to use its power to affect the investor’s returns from its involvement with the investee. Thus, an investor or an entity with decision-making rights shall determine whether it is a principal or an agent. An investor or an entity that is an agent does not control an investee when it exercises decision-making rights delegated to it. In these situations, the Group may invest in certain investment funds that it manages holding investment fund units with the same rights as the other investment fund investors. The investment funds and their investees are not consolidated by the Group, given that they operate as agents. These investments did not give the Group control nor significant influence over the respective investment funds.
Additionally, although the Group may exercise some level of influence over investments held in other investment funds in which it invests, it does not have control over the underlying Portfolio Companies held by those funds. Therefore, these investments are accounted for as financial assets and classified as Fair Value Through Profit or Loss (“FVTPL”). Details of these investment funds are included in note 12(b).
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
Net income and other comprehensive income are attributed to the owners of the Company and non‑controlling interests.

Patria Investments Limited	F-14

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Investments in associates
Associates are entities over which the Group has significant influence but not control or joint control and are accounted for using the equity method. In assessing significant influence, the Group considers the investment held and its power to participate in the financial and operating policy decisions of the investee through its voting or other rights.
Under the equity method, investments in associates are initially recognized at cost, which include transaction costs, and subsequently adjusted for the Group’s share of net income and other comprehensive income in equity accounted investees until the date on which significant influence or joint control cease. Any excess of the acquisition cost over the Group’s share of the net fair value of identifiable assets and liabilities acquired is recognized as goodwill and included in the carrying amount of the investment, net of impairment, with both fixed and contingent consideration included at acquisition date.
c.Business Combinations
Business combinations are accounted for using the acquisition method of accounting. The acquisition date is the date on which the Group effectively obtains control of the acquiree. The total consideration is determined by:
•fair value of the assets and liabilities acquired;
•fair value of equity instruments issued, and
•contingent consideration, measured at fair value at the acquisition date.
Identifiable assets acquired and liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair value at the acquisition date. Contingent consideration obligations that are elements of purchase consideration are recognized as of the acquisition date either as equity or a financial liability. Expected cash outflows relating to the business combination are estimated and discounted to fair value based on the terms of the purchase agreement and the Group’s knowledge of the acquired business and how the current economic environment is likely to impact it. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (shall not to exceed one year from the acquisition date) about facts and circumstances which existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments is dependent on how the contingent consideration was classified. Contingent consideration that was classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Other contingent consideration is remeasured to fair value at subsequent reporting dates, with changes in fair value recognized in net income. Acquisition-related costs incurred in connection with a business combination, other than those associated with the issue of debt or equity securities are expensed as incurred.
d.Cash and cash equivalents
Cash and cash equivalents represent cash on hand, cash held in banks and short-term, highly liquid investments (maturity equal to or less than 90 days from the date of acquisition) that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Cash is measured at amortized cost which approximates fair value. Cash equivalents are recorded at the fair value of the underlying assets on the reporting date.

Patria Investments Limited	F-15

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

e.Client funds on deposit and receivable and Client funds payable
Client funds on deposit and receivable include amounts representing cash held with Chilean financial institutions for clients of Moneda Corredores de Bolsa Limitada (“MCB”). It consists of accounts in which clients maintain a cash balance or transactions where the settlement date for the purchase of securities has not yet occurred. Amounts are due from clients on the settlement date of the transaction for cash accounts. Settlement of transactions take place within a period not exceeding 3 days. These activities are in accordance with the Comisión para el Mercado Financiero (“CMF”) in Chile and other regulatory authorities and are subject to MCB’s monitoring procedures. The corresponding liabilities related to the above accounts and transactions are included in Client funds payable.
Client funds on deposit & receivable and Client funds payable are financial instruments that are initially recognized at fair value and subsequently measured at amortized cost that approximates fair value.
f.Financial instruments
A financial instrument is recognized when the Group becomes a party to a contract that gives rise to a financial asset or a financial liability or an equity instrument. Financial assets are no longer recognized when the Group’s contractual rights to receive cash flows from the assets have expired or if the Group has transferred the control over substantially all risks and rewards of ownership. Financial liabilities are no longer recognized when these obligations are discharged or cancelled.
Non-derivative financial instruments are comprised of cash and cash equivalents, deposit on lease agreement, project advances, short and long-term investments, client funds, accounts receivable, loans, contingent and deferred considerations payable on acquisition, gross obligations under put option, commitments subject to possible redemption, asset-backed payables and other liabilities. Lease obligations are also included in our analysis of financial instruments for liquidity risk purposes.
Derivative financial instruments are comprised of call options, energy trading contracts and public warrant liabilities. The instruments are financial contracts where the value is derived from the underlying assets, interest rates, indexes or currency exchange rates. Derivative financial instruments are also classified as securities unless they are designated as effective hedging instruments. Derivatives are initially recognized at fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Derivative financial instruments are classified in the Group’s Consolidated Statement of Financial Position as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
(i)Financial assets
At initial recognition, a financial asset is measured at its fair value plus, in the case of a financial asset not at FVTPL, transaction costs that are directly attributable to the acquisition or issue of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed as incurred within the consolidated statement of income.
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

All income and expenses relating to financial assets that are recognized in net income are presented within finance income or finance expense, except for expected credit losses provided for on accounts receivables that would be presented as a separate line item in the consolidated statement of income (no trade receivables have previously been impaired). The Group has assessed all financial assets to have low credit risk.
Amortized cost
A financial asset is measured at amortized cost, if both of the following conditions are met: (a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. These assets are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method, less any impairment losses. Receivables with a short duration are measured at their transaction price.
Fair value through profit or loss
A financial asset shall be measured at fair value through profit or loss unless it is measured at amortized cost or at fair value through other comprehensive income.
(ii)Financial liabilities
All financial liabilities are measured at amortized cost, except for financial liabilities at fair value through profit or loss (contingent considerations payable from acquisitions, energy trading contracts as well as warrant liabilities are accounted for at fair value through profit or loss). After initial recognition, an entity cannot reclassify any financial liability.
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. It is treated as the derecognition of the original liability and the recognition of a new liability when an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in net income.
g.Impairment losses
Financial assets
The Group considers the allowance for losses on financial assets at amortized cost for forward looking Expected Credit Losses. The Group holds receivables with no financing component that have maturities of less than 1 year at amortized cost and as such has chosen to apply an approach similar to the simplified approach for expected credit losses to all its receivables. Therefore, the Group does not track changes in credit risk for the purpose of the loss allowance, but instead recognizes a loss allowance based on lifetime expected credit losses at each reporting date. The Group uses both quantitative and qualitative analysis, consider historical experience and update the credit assessment of receivables from customers when calculating expected credit losses.
An impairment loss in a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows, and it is recognized immediately in the consolidated statement of income. This impairment loss is reversed if justified by any event that occurs after its recognition.
Non-financial assets
The carrying amounts of the Group’s non-financial assets are tested for impairment if there is any indication of loss in its recoverable amount. An impairment loss is recognized if an asset’s carrying amount exceeds its recoverable amount recorded in the consolidated financial statements.
The recoverable amount of an asset is the higher of its value in use and its fair value less costs to sell. To measure the value in use ("VIU"), future cash flows are discounted using a discount rate to arrive at a present value that reflects current market valuations and the asset’s risks.

Patria Investments Limited	F-17

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

CGUs with allocated goodwill are tested annually for impairment or more often if indicators of impairment exist.
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
Put option liabilities (net of any proceeds received) are initially recorded in equity at the present value of the expected redemption amount payable and recorded as a liability in the statement of financial position. The present value is based on a discounted cash flow model, market multiples or a recent transaction during the current year in which the equity value was determined. This applies regardless of whether the Group has the discretion to settle in its own equity instruments or cash. Management’s judgments and estimates relate to the inputs used in determining the present value of the expected redemption amount payable.
The Group has elected to classify the gross obligation arising from business combinations in equity as part of non-controlling interest where the non-controlling interest shareholders still have an economic interest in the underlying business results.
In the event the non-controlling interest shareholders do not have an economic interest in the underlying business results, the Group recognizes the gross obligation under the put option and the corresponding non-controlling interest is eliminated.
Subsequent revisions to the expected redemption amount payable as well as the unwinding of the discount related to the measurement of the present value of the granted put option liability, are recognized in the consolidated statement of income. Where a granted put option expires unexercised or is cancelled, the carrying value of the financial liability is reclassified to the non-controlling reserve in equity. The difference between the carrying amount of the discharged liability and reserve recognized on acquisition of control from business combinations is recorded within equity (retained earnings).
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
Depreciation, recognized in the consolidated statement of income, is calculated on a straight-line basis over the estimated useful lives of the assets. The useful life is periodically reviewed and updated prospectively if any amendment is required.
The estimated useful lives per category are as follows:

Furniture and fixtures	10 years
Building improvements	10 years
Office equipment	5 years
The carrying value of an item of property and equipment shall be derecognized on disposal or when no future economic benefits are expected from its use. Gains or losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in net income.
Although subject to depreciation, these assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Patria Investments Limited	F-18

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The Group has the following intangible assets with finite useful lives:
(i)placement agent fees, which are amortized over the terms of the respective investment funds, with an average estimated term ranging between 10 to 30 years;
(ii)software, with an average estimated useful life of 5 years;
(iii)contractual rights to earn future fee income relating to the acquisition of portfolio management contracts, which are amortized over the respective contractual periods of the underlying investment funds. Amortization details are included under note 14; and
(iv)brands, contractual rights, non-contractual customer relationships and non-compete arrangements, acquired through business combinations are recognized at fair value at the acquisition date, have a finite useful life and are subsequently carried at cost less accumulated amortization and impairment losses. Amortization details are included under note 14.
Intangible assets are derecognized on disposal or when no future economic benefits are expected from their use. The gain or loss from derecognition is recognized in the consolidated statement of income.
Goodwill
Goodwill in a business combination is recognized at the acquisition date when the purchase consideration, and the recognized amount of non-controlling interests exceeds the fair value of the identifiable net assets of the entity acquired. If the purchase consideration is lower than the fair value of the identifiable net assets of the acquiree (a gain from bargain purchase), the difference is recognized in the consolidated statement of income. The gain or loss on the disposal of an entity is calculated after consideration of attributable goodwill. Goodwill is carried at cost less accumulated impairment losses.
Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the cash generating unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, an impairment loss is recognized. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets. An impairment loss recognized for goodwill is not reversed in a subsequent period.
k.Employees’ benefits
(i)Short-term employee benefits
Current benefits are paid within twelve months and include salaries, social security contributions, bonuses and profit sharing, including carried interest allocations. These benefits are recognized on an accrual basis.
The Group recognizes a provision for profit sharing on an annual basis, according to guidance approved by Management. These amounts are recorded as ‘Personnel expenses’ in the consolidated statement of income.
(ii)Long-term employee benefits – long term incentive program
The long-term incentive plan (“LTIP”) is designed to retain key employees as well as provide alignment between them and the Company’s shareholders. The LTIP is overseen by a committee appointed by the board of directors which is responsible for its monitoring and implementation.

Patria Investments Limited	F-19

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The vesting conditions for grants under the LTIP are determined by the administrator of the LTIP and, in the case of restricted stock or restricted stock units, are set forth in the applicable award documentation. For stock options, the administrator determines the exercise price of the option, the term of the option and the time or times at which the option may be exercised. Performance awards are subject to performance conditions as specified by the administrator and are settled in cash, Class A common shares, other awards, other property, net settlement or any combination thereof, as determined by the administrator in its discretion, following the end of the relevant performance period.
Share based incentive plan – equity incentive program
Under the LTIP, the Group has share based incentive plans defined as Performance Stock Units (“PSUs”) and Restricted Stock Units ("RSUs") which are granted to eligible participants and subject to achieving vesting conditions. Upon meeting vesting conditions, the PSUs and RSUs are convertible into Class A common shares of the Company.
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
If an eligible participant’s employment with the Company terminates during the vesting period, such rights shall be forfeited, except in limited circumstances approved on a case‑by‑case basis in accordance with the plan’s provisions.
The cost of the share-based incentive plan is measured using the fair value at the grant date. The cost is expensed over the service period with a corresponding increase in equity as the share-based incentive plans are settled in Class A common shares of the Company.

Patria Investments Limited	F-20

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
RSU’s
RSUs are dependent on time vesting conditions with no market conditions attached thereto.
The typical vesting period (time vesting conditions) is divided into three tranches as follows:
•third anniversary of the grant date, upon which one third (1/3) of the RSUs will become time vested.
•fourth anniversary of the grant date, upon which one third (1/3) of the RSUs will become time vested.
•fifth anniversary of the grant date, upon which one third (1/3) of the RSUs will become time vested.
RSUs subject to special grants may have a shorter or longer vesting period.
Impact of PSUs and RSUs on the consolidated statement of income
The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of shares that are expected to vest based on the time vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.
Settlement of vested PSUs and RSUs
When the PSUs and RSUs are vested, the administrator will, at its discretion, direct the Group to deliver Class A common shares of the Company from either treasury shares or newly issued shares to satisfy the delivery of incentives pursuant to this share-based incentive plan. The administrator may also decide to settle the delivery of incentives pursuant to this share-based incentive plan in cash.
Equity reserves for the share-based incentive plan do not include any tax benefits on total share-based incentive plan expense. The tax benefits will be considered when the PSUs and RSUs are converted into Class A common shares.
l.Provisions, contingent assets and contingent liabilities
The recognition, measurement and disclosure of provisions, contingent assets and contingent liabilities and legal obligations are performed as per the below criteria:
•Provisions: are recognized in the financial statements when, based on Management’s assessment supported by the input from the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered probable, and whenever the amounts involved can be reliably measured.
•Contingent Assets: are not recognized, except if the realization of the asset is virtually certain.

Patria Investments Limited	F-21

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•Contingent Liabilities: are disclosed in the notes to the financial statements when, based on Management’s assessment supported by input from the legal counsel, the risk of an unfavorable outcome in a judicial or administrative proceeding is considered possible. The contingent liabilities for which the risk of an unfavorable outcome in a judicial or administrative proceeding is considered remote are neither accounted for nor disclosed.
•Contingent Liabilities recognized in business combinations: are accounted for at fair value on the date of acquisition and subsequently accounted for at the higher of:
i.the present value of future expected settlement; and
ii.the amount initially recognized less amounts subsequently derecognized.
    The above measurement of contingent liabilities recognized in business combinations applies until settled, cancelled or expired.
m.Leases
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
If the Group has contracts eligible as short-term leases and leases for which the underlying asset is of low value, the low value exemption is applied and the rental payment is recognized as an expense in the consolidated statement of income as incurred.
n.Revenues
The Group’s revenues from services consist of (i) management fees, (ii) performance fees, (iii) incentive fees, (iv) advisory fees and (v) other ancillary services fees, reported net of applicable taxes.
The Group follows a five-step model to recognize revenue: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

Patria Investments Limited	F-22

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Management fees are primarily related to management of investment funds. Management fees of illiquid investment funds are calculated as a fixed percentage over the committed capital and/or the deployed capital for each one of the investment funds following the relevant Limited Partnership Agreement or Private Placement Memorandum. Management fees of investment funds are generally based on an agreed percentage of Net Asset Value or Assets Under Management. Management fees are recognized when the services are provided, throughout the year that the Group provides the services to the investment fund. As manager of the investment funds, the Group may, at its sole discretion, decrease the percentage or amount of fees being paid by the investment funds directly or indirectly to the Group or fully waive the payment of fees paid by the investment funds, for a determined period of time or until the maturity of the investment funds. Revenue is not recognized in such cases.
Performance fees and other performance-based fees are primarily generated when the return of the investment funds surpasses the performance hurdle set out in the related charters. Since the investment funds’ performance is susceptible to market volatility and to factors out of the Group’s control, the related fees are considered to be a variable consideration. The Group recognizes these fees when the associated performance obligations are satisfied, the related uncertainties are resolved, the likelihood of a claw-back or reversal is highly improbable and the likely amount of the transaction prices can be estimated without significant chance of reversal, indicating high probability of economic benefits and cash inflow to the Group, whereby the performance fee has then realized and can be reliably estimated. Once realized, performance fees typically cannot be clawed back. There are no other performance obligations or services provided which suggest these have been earned either before or after the realization date. Incentive fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments.
Advisory and other ancillary fees primarily relate to services provided to the investment funds’ invested companies; the first relates to support on acquisitions and the latter refers to value-creation ongoing consulting services. Advisory and other ancillary service fees are recognized as the services are provided and/or when certain transactions are completed, as applicable.
o.Finance income and Finance expenses
Finance income primarily consists of interest income and gains on short and long-term investments, gains from derivative instruments and foreign exchange gains in monetary items.
Finance expenses primarily include losses on short and long-term investments, losses from derivative instruments, interest expenses, foreign exchange losses in monetary items and banking costs on financial transactions, recognized on an accrual basis.
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
Deferred tax is calculated using the statement of financial position method that is based on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, including deferred tax recognized in business combinations on fair value adjustments to assets acquired and liabilities assumed. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities shall be recognized for unused tax losses as well as deductible and taxable temporary differences. Deferred tax assets are recognized only when it is probable that future taxable income will be generated and available to utilize the asset.

Patria Investments Limited	F-23

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
The Group assessed uncertainty over the treatment of income tax and did not identify a significant impact on its taxable net income.
q.Foreign-currency transactions
Transactions denominated in foreign currencies (i.e., in any currency other than the respective functional currencies of the Group entities) are translated into the respective functional currencies of the Group at the exchange rates at the time of occurrence.
Monetary items are retranslated at each reporting date using the rates prevailing at that date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date the fair value was determined. Non-monetary items that are measured in terms of historical cost are not retranslated at each reporting date. Foreign exchange gains and losses are recognized in the consolidated statement of income.
To present the consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period and exchange differences arising, if any, are recognized in the consolidated statement of comprehensive income and accumulated in a cumulative translation adjustment reserve.
r.Dividends
Dividend distribution to the Company’s shareholders is recognized directly in equity in the Group’s consolidated financial statements in the period in which the dividend is declared. For purposes of the consolidated statement of cash flows, dividends paid are included as cash flows used in financing activities.
s.New and amended accounting standards adopted by the Group
The Group has applied the following standard for the first time in their annual reporting period commencing January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates that addresses the challenges entities face when a currency cannot be exchanged for another currency. The implementation of this standard had no significant impact on the Group's consolidated financial statements as all currencies of subsidiaries are exchangeable with the U.S. Dollar.
t.New standards and interpretations not yet adopted by the Group – applicable and mandatory for fiscal years beginning on or after January 1, 2026:
January 1, 2026
Amendments to:
•IFRS 9 Classification and Measurement of Financial Instruments
•IFRS 7 Financial Instruments: Disclosures
•Contracts Referencing Nature-dependent Electricity - Amendments to IFRS 9 and IFRS 7
•IFRS 1 First-time Adoption of International Financial Reporting Standards
•IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7
•IFRS 9 Financial Instruments

Patria Investments Limited	F-24

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•IFRS 10 Consolidated Financial Statements; and
•IAS 7 Statement of Cash flows
Impact of new and amendments to standards on the Group
The implementation of the amendments above is not expected to have a significant impact on the Group's consolidated financial statements.
January 1, 2027
•IFRS 18 Presentation and Disclosure in Financial Statements
•IFRS 19 Subsidiaries without Public Accountability: Disclosures
•IAS 21 Translation to a Hyperinflationary Presentation Currency: Amendments to IAS 21
Impact of new and amendments to standards on the Group
IFRS 18 will impact the Group's consolidated financial statements in the following manner:
i.The order of disclosure in the consolidated statement of income with additional subtotals as required by IFRS 18;
ii.The disclosure of Management's performance measures in the Group's consolidated financial statements; and
iii.A reconciliation of Management's performance measures to the most appropriate subtotal in the consolidated statement of income, if different.
IFRS 19 is not expected to have a significant impact on the Group's consolidated financial statements.
IAS 21 is not expected to have a significant impact on the Group's consolidated financial statements.
5Group Structure
a.Consolidation and subsidiaries
The consolidated financial statements include the entities listed below, which are direct or indirect subsidiaries of the Company:

Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				December 31, 2025	December 31, 2024

Patria Finance Ltd.	Asset management & administration	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity III, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner IV, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
PBPE General Partner V, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazilian Private Equity General Partner VI, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner II, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Real Estate Fund General Partner III Ltd.	Investment fund manager	KY	USD	100.00%	100.00%
Patria Brazil Retail Property Fund General Partner, Ltd.	Investment fund manager	KY	USD	100.00%	100.00%

Patria Investments Limited	F-25

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
					December 31, 2025	December 31, 2024

Patria Investments UK Ltd.		Investor relations, marketing & administration	UK	GBP	100.00%	100.00%
Patria Investments US LLC		Investor relations, marketing & administration	US	USD	100.00%	100.00%
Patria Investments Colombia S.A.S.		Advisory, investor relations & marketing	CO	COP	100.00%	100.00%
Infrastructure II GP, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Infrastructure III SLP Ltd.		Investment fund manager & advisory	KY	USD	100.00%	100.00%
Patria Infrastructure General Partner IV Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria Investimentos Ltda. ("PILTDA")	(e)	Asset management & administration	BR	BRL	100.00%	100.00%
Patria Investments Latam S.A.		Holding company	UY	USD	100.00%	100.00%
Patria Investments Uruguay Agente de Valores S.A.		Broker, advisory, investor relations & marketing	UY	USD	100.00%	100.00%
Patria Investments Cayman Ltd.		Holding company	KY	USD	100.00%	100.00%
Patria Investments Hong Kong, Ltd.		Investor relations, marketing & administration	CN	HKD	100.00%	100.00%
Platam Investments Brazil Ltda.		Asset management & administration	BR	BRL	100.00%	100.00%
Patria Constructivist Equity Fund General Partner II, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI General Partner V Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PPE General Partner VII, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
PI Renewables General Partner, Ltd.		Investment fund manager	KY	USD	100.00%	100.00%
Patria SPAC LLC		Holding company & SPAC Sponsor	KY	USD	100.00%	100.00%
Patria Latin American Opportunity Acquisition Corp.	(h)	SPAC	KY	USD	100.00%	100.00%
Moneda Asset Management SpA (“MAM I”)		Holding company	CH	CLP	100.00%	100.00%
Moneda Corredores de Bolsa Limitada (“MCB”)		Broker	CH	CLP	100.00%	100.00%
Moneda S.A. Administradora General De Fondos (“MAGF”)		Asset management	CH	CLP	100.00%	100.00%
Moneda II SpA (“MAM II”)		Holding company	CH	USD	100.00%	100.00%
Moneda International Inc.		Investment fund manager	BV	USD	100.00%	100.00%
Moneda USA Inc.		Advisory	US	USD	100.00%	100.00%
Moneda Investments S.A.C.		Asset management	PE	PEN	100.00%	—%
Patria VBI Real Estate Gestão de Carteiras Ltda. (“VBI”)	(g)	Asset management	BR	BRL	100.00%	100.00%
Patria VBI Administração Fiduciaria e Gestão Ltda	(g)	Administration	BR	BRL	100.00%	100.00%
BREOF Partners Ltda		Holding company	BR	BRL	—%	100.00%
Igah Partners LLC	(i)	Asset management	US	USD	100.00%	100.00%
e.Bricks Ventures III GP, LLC		Investment fund manager	KY	USD	100.00%	100.00%
Igah Carry Holding Ltd		Carry vehicle	KY	USD	100.00%	100.00%
PEVC I General Partner IV, Ltd.	(i)	Holding company	KY	USD	42.92%	42.92%
Patria Real Estate Latam S.A.S		Holding company	UY	USD	98.90%	98.90%
Patria Private Equity Latam S.A.S		Holding company	UY	USD	100.00%	100.00%

Patria Investments Limited	F-26

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries		Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
					December 31, 2025	December 31, 2024

VBI Holding Ltda (formerly NewCo BlueMacaw Partner Ltda.)	(g)	Holding company	BR	BRL	100.00%	100.00%
Patria VBI Asset Management Ltda.	(a)(g)	Asset management	BR	BRL	100.00%	100.00%
KMP I Holding		Holding company	KY	USD	100.00%	100.00%
Kamaroopin Gestora de Recursos Ltda. (“Kamaroopin Ltda”)		Asset management	BR	BRL	100.00%	100.00%
Hanuman GP Cayman, LLC (“Hanuman”)		Asset management	KY	USD	100.00%	100.00%
Pat HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat Inmuebles HoldCo Mexico S. de R.L. de C.V.		Holding company	MX	MXN	100.00%	100.00%
Pat HoldCo Servicios Corporativos S. de R.L. de C.V.	(b)	Holding company	MX	MXN	51.00%	100.00%
Patria Investments Argentina S.A.		Holding company	AR	USD	100.00%	100.00%
Patria VBI Securities Ltda. (formerly “Bari Gestao De Recursos Ltda.”)	(a)(g)	Asset management	BR	BRL	100.00%	100.00%
Patria Asset Management S.A. (“PAM”)		Asset management	CO	COP	50.74%	50.74%
VBI Capital Ltda.		Asset management	BR	BRL	—%	100.00%
Move Capital S.A.	(g)	Asset management	BR	BRL	100.00%	100.00%
SH Manco Holding Ltda.	(k)	Holding company	BR	BRL	75.00%	75.00%
Patria Acquisitions Limited		Holding company	UK	GBP	100.00%	100.00%
Patria Energía Participações Ltda.	(c)	Holding company	BR	BRL	100.00%	100.00%
Tria Comercializadora de Energía S.A.	(c)	Energy trading company	BR	BRL	58.82%	66.67%
Tria Energia Varejista Ltda.		Energy trading company	BR	BRL	58.82%	66.67%
Bali Energia Comercializadora de Energia Ltda.	(j)	Energy trading company	BR	BRL	58.82%	66.67%
Tria Energy Colombia S.A.S.	(j)	Energy trading company	CO	COP	80.00%	80.00%
Pátria Holding Financeira Ltda.	(j)	Holding company	BR	BRL	100.00%	100.00%
Pátria Distribuidora de Títulos e Valores Mobiliários Ltda.		Dormant	BR	BRL	100.00%	100.00%
Patria Europe 1 (GP) Limited	(d)	Investment fund manager	UK	GBP	100.00%	100.00%
Patria Europe 2 Limited	(d)	Holding company	UK	GBP	100.00%	100.00%
Patria Private Equity (Europe) Limited	(d)	Asset management	UK	GBP	100.00%	100.00%
Patria CP Holdings Limited	(d)	Asset management	UK	GBP	100.00%	100.00%
Patria Capital Partners LLP	(d)	Asset management	UK	GBP	100.00%	100.00%
Nexus Capital Partners S.A.S	(f)	Asset management	CO	COP	100.00%	100.00%
Patria Portfolio Investments Limited		Holding company	KY	USD	100.00%	100.00%
PCF General Partner LTD.		Asset management	KY	USD	100.00%	100.00%
Patria CIV GP		Asset management	KY	USD	100.00%	100.00%
Patria CIV PE VII GP		Asset management	KY	USD	100.00%	100.00%
Brazilian Private Equity Feeder General Partner III, Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-A (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PBPE General Partner III-B (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI Feeder General Partner II (I), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II (M), Ltd.		Asset management	KY	USD	100.00%	100.00%
PI General Partner II-2 (C), Ltd.		Asset management	KY	USD	100.00%	100.00%
PIFACI-B General Partner, Ltd.		Asset management	KY	USD	100.00%	100.00%
Latam Core I GP		Asset management	KY	USD	100.00%	100.00%
Brazilian Alphaville Investments GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Investments GP, L.L.C.		Asset management	US	USD	100.00%	100.00%
Brazilian Real Estate Investments III GP, L.L.C.		Asset management	US	USD	100.00%	100.00%

Patria Investments Limited	F-27

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Subsidiaries	Principal Activities	Country of Incorporation	Functional Currency	Equity interest (direct or indirect) (%)
				December 31, 2025	December 31, 2024

Brazilian Real Estate Opportunities III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Infrastructure Fund III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Infrastructure Investments III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Infrastructure Opportunities III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
P2 Brasil Private Infrastructure Fund II GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
P2 Infrastructure Opportunities GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Patria Alphaville GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Patria Brazil RE Fund II GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Patria Brazil RE Fund III GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
Private Equity Fund IV GP, LLC	Asset management	US	USD	100.00%	100.00%
Private Equity Fund V General Partner, LLC	Asset management	US	USD	100.00%	100.00%
Private Equity Investments IV GP, LLC	Asset management	US	USD	100.00%	100.00%
Private Equity Investments V General Partner, LLC	Asset management	US	USD	100.00%	100.00%
Private Equity Opportunities IV GP, LLC	Asset management	US	USD	100.00%	100.00%
Private Equity Opportunities V General Partner, LLC	Asset management	US	USD	100.00%	100.00%
Brazil Retail Property Opportunities General Partner, LLC	Asset management	US	USD	100.00%	100.00%
P2 Infrastructure Investments GP, L.L.C.	Asset management	US	USD	100.00%	100.00%
GPMS GP Commitment I GP LTD.	Asset management	KY	USD	100.00%	100.00%

    “USD” United States dollars, “BRL” Brazilian Real, “GBP” Pound Sterling, “CLP” Chilean peso, “COP” Colombian peso, “HKD” Hong Kong dollar, “ARS” Argentine Peso, “MXN” Mexican Peso, "PEN" Peruvian Nuevo Sol
    “KY” Cayman Islands, “BR” Brazil, “CO” Colombia, “CH” Chile, “UK” United Kingdom, “US” United States, “BV” British Virgin Islands, “MX” Mexico, “AR” Argentina, “UY” Uruguay, “CN” China, "PE" Peru
(a)The Group acquired Vectis Gestão and the real estate fund management rights from Genial Investimentos on July 1, 2025, and July 15, 2025, respectively, with the management activities of such funds merged into the operations of Patria VBI Securities and Patria VBI Asset Management.
(b)On December 15, 2025, Pat HoldCo Servicios Corporativos S. de R.L. de C.V. acquired the fund management rights in AgroFibra, a specialized Real Estate Investment Trust ("REIT") in Mexico that is focused on agro-industrial real estate assets. Prior to 2025, the Group held 100% of Pat HoldCo Servicios Corporativos S. de R.L. de C.V. and the company had no assets or liabilities. With the acquisition of the AgroFibra fund management rights, the Group paid 51.00% of the purchase price with the non-controlling interest paying 49.00% thereof. On December 31, 2025, the Group holds 51.00% in Pat HoldCo Servicios Corporativos S. de R.L. de C.V.
(c)On April 2, 2024, the Group closed on a transaction acquiring 66.67% interest in Tria Comercializadora de Energia Ltda (“Tria”). The business combination is a joint effort between the Group and individuals within the energy sector establishing an energy trading company. The non-controlling shareholders of Tria contributed R$20 million (US$3.5 million) additional capital on March 26, 2025, diluting the Group’s holding in Tria to 58.82%.
(d)On April 26, 2024, the Group closed a transaction acquiring a carve-out interest in Aberdeen, an European private equity business. The acquired business, together with our existing global private markets vehicles, formed a new vertical – Global Private Markets Solutions (“GPMS”). This vertical aims to enhance our capabilities to serve clients as a gateway to private markets on a global scale.
(e)On March 8, 2024, the Group closed on a transaction with Credit Suisse acquiring its Real Estate business in Brazil. The business includes seven REITs with over 960 thousand shareholders which will add additional scale to our Real Estate business and solidifies our position as a leading independent manager of REITs in Brazil and Latin America. The management activities of the funds were merged into the operations of PILTDA.

Patria Investments Limited	F-28

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(f)On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The acquisition is expected to add a high value in Permanent Capital vehicles that will be immediately accretive to our Fee Related and Distributable Earnings.
(g)On August 1, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. A breakdown of the consideration paid is summarized under note 21(b)(a)(v). The gross obligation under put option and non-controlling were derecognized on July 31, 2024 – refer to notes 21(d) and 29(g) respectively. The net effect of the transaction amounted to US$2.4 million loss recognized directly in retained earnings for the year ended December 31, 2024.
(h)Patria Latin American Opportunity Acquisition Corp. (the “SPAC” or “PLAO”), a special purpose acquisition company incorporated in the Cayman Island and sponsored by Patria SPAC LLC (the “SPAC Sponsor”) for the purpose of effecting a business combination with one or more businesses with a focus in Latin America.
    On June 12, 2024, PLAO’s shareholders approved at an extraordinary general meeting an additional 15-month extension to provide time for PLAO to complete a business combination. For each month spent during this extension period, the SPAC sponsor will deposit US$0.015 per public share into the trust account (approximately US$68 thousand per month). The holders of Public Shares could elect to redeem shares in connection with the Extension Amendment, and 12,339,057 shares were redeemed on September 12, 2024.
    The extension of June 12, 2024, ended in September 2025, and a further redemption of 4,541,424 public shares was made on September 16, 2025, for a total value of US$56 million that fully depleted the investment in trust account balance (refer note 21(c)). With the final redemption of public shares made on September 12, 2025, the Class A Ordinary shares of the SPAC were cancelled with only Class B Ordinary shares outstanding.
    The PLAO securities were delisted from The Nasdaq Global Market at the opening of business on March 17, 2025. The delisting of securities was due to PLAO not completing a business combination within 36 months from its Initial Public Offering ("IPO") registration statement. On December 31, 2025, the Group has not selected any business combination target for PLAO.
(i)Igah Partners LLC (“Igah Ventures”), a subsidiary of the Group acquired through a business combination that serves as manager of venture capital related funds. Additionally, PEVC I General Partner IV, Ltd (“Igah IV”) was also acquired. Igah Ventures and Igah IV are collectively referred to as “Igah”. On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% interest in Igah IV for R$24.3 million (approximately US$4.2 million) that will be paid in cash between the years 2024 and 2028. The Group holds 42.92% interest in Igah with the option to acquire the remaining equity from the non-controlling shareholders (refer to note 21(d)(ii)).
(j)Newly incorporated subsidiaries without assets, liabilities or operations.
(k)SH Manco Holding Ltd. was established during 2024 to hold the investment in Uliving Holding S.A., an associate within the VBI group of entities. The Group holds 75.00% of SH Manco Holding Ltd. which in turn holds 50.00% of Uliving Holding S.A.
6Cash and cash equivalents

	December 31, 2025	December 31, 2024

Cash at bank and on hand	48,410	30,608
Short-term deposits and shares of mutual funds (a)	5,191	2,810
Cash and cash equivalents	53,601	33,418

(a)Short-term deposits and shares of mutual funds are cash equivalents held for the purpose of meeting short-term cash commitments with maturities of three months or less from the date of acquisition and subject to insignificant risk of changes in value.

Patria Investments Limited	F-29

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The breakdown of cash and cash equivalents by region is as follows:

	December 31, 2025	December 31, 2024

Brazil	23,595	2,645
Chile	11,835	6,047
Colombia	2,988	8,674
United Kingdom	7,335	10,920
Uruguay	3,475	3,013
Other	4,373	2,119
Cash and cash equivalents	53,601	33,418
7Client funds on deposit and receivable and Client funds payable

	December 31, 2025	December 31, 2024

Client funds on deposit	17,307	13,288
Other receivables from clients (a)	8,561	5,416
Client funds on deposit and receivable (b)	25,868	18,704
Client funds payable	25,868	18,704
Client funds payable (b)	25,868	18,704

(a)Other receivables from clients are unsettled trades from brokerage activities for client transactions that are entered into and recorded on the date of the transaction.
(b)Clients funds on deposit and receivable and Client funds payable are recorded in assets and liabilities due to the settlement thereof are not a net basis.

Patria Investments Limited	F-30

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

8Accounts receivable
Accounts receivable is comprised of amounts receivable for fund management services, reimbursement of expenses from investment funds, fees for financial advisory services and settlements receivable from energy trading contracts.
Based on the Group's history on uncollectable debt, no write-offs or provisions for expected credit losses ("ECL") on accounts receivable were recognized for the periods presented in these consolidated financial statements.

	December 31, 2025	December 31, 2024

Current (a) (b)	118,576	217,132
Non-current (b) (c)	95,392	16,402
Accounts receivable	213,968	233,534

(a)Current accounts receivable for December 31, 2025, included US$10.9 million (December 31, 2024: US$59.7 million) in performance fees receivable from Patria Infrastructure Fund III. An amount of US$0.6 million was received on March 12, 2026, with the remainder of the performance fee to be received during the second quarter of 2026. The performance fee of US$59.7 million receivable on December 31, 2024, was collected on February 28, 2025.
(b)Non-current accounts receivable includes US$76.8 million for PBPE Fund IV that relates to a postponed collection of management fees (the amount was presented under current accounts receivable on December 31, 2024). The renegotiated and postponed balance of US$76.8 million is expected to be received during June 2027 subject to the timing of the realization of underlying investment fund assets and the estimated cash needs of the investment funds. Due to contracts and commitments with the investors of the funds and the funds having significant investments to be realized that will generate sufficient cash to settle the outstanding balance with the Group, Management has evaluated and concluded that no ECL needs to be recognized on December 31, 2025.
    On June 25, 2025, and September 29, 2025, the Group sold, with recourse, US$65.6 million and US$9.4 million, respectively, of the receivable from PBPE Fund IV at a total discounted amount of US$66.9 million to a financial institution. The responsibility of collecting the outstanding receivable from PBPE Fund IV remains with the Group and the Group shall pay collections made from PBPE Fund IV over to the financial institution as settlement of the selling price received. The full amount of US$75.0 million shall be settled by June 2027, with an earn-out available to the Group for early settlement of the outstanding balances.
(c)In addition to (b) above, non-current accounts receivable as of December 31, 2025, include the Lavoro asset-linked receivable of US$15.4 million (December 31, 2024: US$12.3 million) as disclosed under note 12(b). No interest is charged on the asset-linked receivable as the receivable is accounted for at fair value.
9Project advances

	December 31, 2025	December 31, 2024

Current	12,270	7,577
Project advances	12,270	7,577
Project advances are comprised of funding provided by the Group to fund managers for the development process of new investment funds and the capture of non-capitalized investment funds. In both cases, the amounts are subject to reimbursement to the Group as provided for in the respective agreements between the Group and investment funds.

Patria Investments Limited	F-31

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

10Other assets

	December 31, 2025	December 31, 2024

Advances to employees	2,260	2,604
Advances to suppliers	5,981	3,052
Investment funds receivable (a)	2,283	—
Prepaid expenses (b)	3,870	7,163
Unamortized fund structuring costs (c)	774	394
Other	890	1,468
Other current assets	16,058	14,681
Deposits on lease agreements (d)	2,558	2,247
Investment in associate	36	811
Prepaid expenses (b)	136	168
Unamortized fund structuring costs (c)	6,643	3,553
Other	695	618
Other non-current assets	10,068	7,397

(a)The investment funds receivable is comprised of unsettled trades on the Group's proprietary trading portfolio. The investment funds were received in full during January 2026.
(b)Prepaid expenses are comprised of IT related services and insurance. These costs will be recognized as an expense in the period the services are received from suppliers.
(c)Unamortized fund structuring costs represent the cost incurred in the set-up of funds that are amortized over the life of the respective funds.
(d)Deposits on lease agreements are subject to reimbursement at the end of the lease contract period. No interest is accrued for on these deposits.
11Recoverable Taxes

	December 31, 2025	December 31, 2024

Income tax recoverable (a)	7,439	3,706
Other recoverable taxes	1,868	806
Recoverable Taxes	9,307	4,512

(a)    Recoverable taxes mainly consist of income taxes paid in advance to tax authorities in Brazil, Chile and the United Kingdom.
12Investments
a.Short-term investments

	December 31, 2025	December 31, 2024

Securities (a)	35,111	4,956
Investments held in trust account (b)	—	54,053
Short-term investments	35,111	59,009

(a)Securities are liquid investment funds, with portfolios holding term deposits, equities, government bonds, and other short-term liquid securities.

Patria Investments Limited	F-32

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(b)Investments held in the trust account represented funds raised through PLAO’s Initial Public Offering (“IPO”) and consisted of U.S. government securities classified and measured at fair value through profit or loss (“FVTPL”). These funds were restricted and could be used solely to complete an initial business combination or to redeem public shares. During the year ended December 31, 2025, 4,541,424 public shares were redeemed for at total of US$56 million resulting in the full depletion of the trust account balance. During the year ended December 31, 2024, 12,339,057 public shares were redeemed for a total of US$141 million (refer to note 21(c)).
b.Long-term investments

	December 31, 2025	December 31, 2024

KMP Growth Fund II (Cayman), LP (“KMP Growth Fund II”) (a)	23,144	20,525
AgroFibra Mexico (b)	3,048	—
Patria Infrastructure Fund V, L.P.	2,628	8,479
Patria Infra Crédito FIDC	2,369	547
Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (c)	1,731	1,246
Patria Infra Energia Core FIP EM Infraestrutura	1,667	1,309
Lavoro Agro Limited (d)	1,065	11,337
Igah Ventures IV (e)	782	819
Other investments	8,093	4,954
Long-term investments	44,527	49,216

    Some investments in securities are expected to be maintained until the investment funds’ respective termination date. On December 31, 2025, the Group’s ownership interest in each of these investments (excluding interest owned through investment funds in notes (a) to (e)) ranged from 0.00005% to 0.1996% . (December 31, 2024: 0.00005% to 9.78%). Investments are measured at FVTPL.

i.The Group has committed approximately 46.06% of capital to KMP Growth Fund II for both 2025 and 2024. As of December 31, 2025, the fund held interests in several Brazil‑based Portfolio Companies operating primarily in the healthcare technology and financial services sectors, including both direct and indirect equity positions. KMP Growth Fund II maintained exposure to Dr. Consulta Clínica Médica Ltda. and Conexa, both healthcare technology companies, as well as to Consorciei Participações S.A., through indirect ownership interests. During 2025, the fund also rebalanced its portfolio, disposing of its investment in Startse Informações e Sistemas S.A., a Brazilian education and startup crowdfunding platform, and redeploying the proceeds into an investment in Rands, a Brazil‑based financial solutions company.

ii.The Group holds 10.10% in AgroFibra's certificates on December 31, 2025. AgroFibra is Mexico's first Real Estate Investment Trust focused on the Mexican agri-business sector, established mainly to acquire, develop, own and lease a wide variety of assets in the agri-food and related services sectors.

iii.An investment is held in Lavoro Agro Fi Nas Cadeias Produtivas Agroindustriais Fiagro Direitos Creditorios (34.95% of the net asset value on December 31, 2025, and 5.62% on December 31, 2024), a trust invested in securities related to agribusiness production chains in Brazil, such as agribusiness receivables, real estate receivables backed by credits from agribusiness production chains and liquidity assets within the agribusiness.

Patria Investments Limited	F-33

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iv.With the IPO of Lavoro on March 1, 2023, realized performance fees became payable to the Group. The limited partner of the fund and the Group agreed to settle the realized performance fees through Lavoro issuing shares to the Group for a total amount of US$15.4 million or US$6.50 per share. To cover the full IPO subscription price of US$10.0 per share, the Group paid an additional amount of US$3.50 per share on behalf of PBPE General Partner V, Ltd., for a total investment of US$8.2 million. With the issuance of the shares, the investment fund agreed to cover the spread between US$3.50 and US$10.0 per share on the future sale of the shares by the Group. As of December 31, 2025, the receivable from the investment fund amounts to US$15.4 million (December 31, 2024: US$12.3 million) for the fund's commitment to cover the spread - refer to note 8(c) for the receivable recognized. On December 31, 2025, and 2024, the Group held a 2.00% interest in Lavoro.

v.The Group holds 16.90% (December 31, 2024: 39.01%) of capital in Igah Ventures IV. The objective of the fund is to make venture capital investments, primarily by directly investing in and holding equity and equity-oriented securities of privately held technology-enabled businesses operating primarily in Brazil.
The following is the breakdown of long-term investments by region:

	December 31, 2025	December 31, 2024

Brazil	33,963	37,449
Mexico	3,048	—
Other	7,516	11,767
Balance	44,527	49,216
Single investments held through investment funds are allocated in accordance with the country of incorporation of underlying investments.
c.Energy trading contracts and Other financial instruments
Energy trading contracts substantially relate to fair value adjustments recognized that are based on energy prices as published by BBCE – Balcão Brasileiro De Comercialização De Energia. The fair value adjustments together with realized gains and losses are recognized in other income (refer to note 26).
Other financial instruments are comprised of options, warrants and swaps that are recognized in accordance with the following criteria:
•Options – option contracts provide the purchaser the right to buy the instrument at a pre-determined base price at a future date. The fair value is determined using a Monte Carlo simulation with fair value adjustments from options valuations recognized in finance income or finance expense (refer to note 27).
•Warrants – the warrant liabilities issued by PLAO contain features that qualify as embedded derivatives. The fair value of the warrant liabilities is determined using a Monte Carlo simulation with the impact of the valuation recognized as unrealized loss on warrant liability in finance income or finance expense (refer to note 27).
•Total return swap – fair value adjustments are based on the fluctuation in the PAX share price less the cost incurred on the swap plus dividends receivable on the shares (if declared but unpaid). The fair value adjustments on the swap are recognized in finance income or finance expense (refer to note 27).

Patria Investments Limited	F-34

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Details of options, warrants and the total return swap are as follows:
Warrants - SPAC
On March 14, 2022, PLAO concluded its IPO of 23,000,000 Units including the issuance of 3,000,000 Units as a result of the underwriter’s exercise in full of its over-allotment option. Each Unit consists of one SPAC Class A Ordinary Share, par value US$0.0001 per share, and one-half of one redeemable warrant of PLAO (each whole warrant, a “Warrant”). The Units were sold at a price of US$10.00 per Unit, generating gross proceeds to PLAO of US$230 million.
Each whole warrant entitles the holder thereof to purchase one SPAC Class A Ordinary Share at a price of US$11.50 per share, subject to adjustment. The warrants will become exercisable 30 days after the completion of the initial business combination and will expire five years after the completion of the initial business combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the SPAC and not placed in the trust account.
The Group recognizes the warrants as financial liabilities at fair value and remeasures the warrants at fair value at each reporting period, and any change in fair value is recognized in the Group’s consolidated statement of income. On December 31, 2025, the warrants were valued using a combination of Binomial Lattice and Monte Carlo simulation models. Management further assessed the value of the warrants to be US$ Zero based on the insignificant values obtained from the valuation model.
Tria – option arrangements
The business combination with Tria during 2024, as disclosed in note 30, included a call and put option arrangement (collectively “Tria Option Arrangements”) with the non-controlling interest shareholders, exercisable at specified future dates. The non-controlling shareholders granted to the Group a call option arrangement (“Tria Call Options”) which includes the right for the potential acquisition of the remaining 41.18% non-controlling interest in Tria (December 31, 2024: 33.3%). In addition, the Group granted the non-controlling interest with a put option arrangement (“Tria Put Options”).
The Tria Put Options can be individually exercised by each non-controlling shareholder, on December 31, (i) 2029; (ii) 2030; or (iii) 2031, the “Base Date” and during April in each of the years 2029, 2030 and 2031 the “Option Window”. If the Tria put options are not exercised during the Option Window, the Group may exercise the Tria Call Options in the month of May immediately after the end of each Tria Put Option Window.
Total return swap
During September 2025, the Group entered a total return swap with a financial institution, which under the terms of the swap, the financial institution purchased 1.5 million PAX shares. The swap allows the Group to receive dividends on the shares and provides exposure to the movement in the share price. A fixed cost is paid to the financial institution for holding the shares until the swap matures in September 2026. At maturity, the Group expects to settle the cost of the total return swap, transfer the shares back to the Group and retire the shares.

Patria Investments Limited	F-35

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Below is the composition of other financial instrument portfolios (assets and liabilities) by type of instrument, fair value and maturity as of December 31, 2025, and December 31, 2024.

Financial instruments	December 31, 2025
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Energy trading contracts	622,759	179,498	96	38,102	95,179	46,217
Tria call option	53,397	6,372	3	—	—	6,372
Total return swap	22,050	1,194	1	—	1,194	—
Total	698,206	187,064	100	38,102	96,373	52,589

Liabilities
Energy trading contracts	562,219	149,879	100	32,465	84,958	32,456
Warrants - SPAC	132,250	—	0	—	—	—
Total	694,469	149,879	100	32,465	84,958	32,456

Financial instruments	December 31, 2024
	Notional	Fair Value	%	Up to 3 months	From 4 to 12 months	Above 12 months

Assets
Energy trading contracts	90,386	25,169	88	8,354	9,292	7,523
Tria call option	24,125	3,578	12	—	—	3,578
Total	114,511	28,747	100	8,354	9,292	11,101

Liabilities
Warrants - SPAC	132,250	6,143	26	—	6,143	—
Energy trading contracts	82,704	17,686	74	7,699	7,907	2,080
Total	214,954	23,829	100	7,699	14,050	2,080

Patria Investments Limited	F-36

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

13Property and equipment

	2025
Changes in cost	Opening balance	Additions	Disposals / Remeasurements	Transfers	CTA (b)	Closing balance

Furniture and fixtures	2,337	250	—	—	200	2,787
Building improvements	11,778	3,174	—	—	1,067	16,019
Work-in-progress	1,581	6,595	—	—	253	8,429
Office equipment	6,302	465	(59)	—	636	7,344
Right-of-use assets (a)	29,243	2,194	—	—	2,337	33,774
Total - Cost of property and equipment	51,241	12,678	(59)	—	4,493	68,353

	2025
Changes in accumulated depreciation	Opening balance	Additions	Disposals / Remeasurements	Transfers	CTA (b)	Closing balance

(-) Furniture and fixtures	(1,249)	(165)	—	—	(131)	(1,545)
(-) Building improvements	(5,105)	(1,329)	51	—	(470)	(6,853)
(-) Office equipment	(4,061)	(849)	58	—	(433)	(5,285)
(-) Right-of-use assets (a)	(8,204)	(4,297)	975	—	(777)	(12,303)
Total - Accumulated depreciation	(18,619)	(6,640)	1,084	—	(1,811)	(25,986)
Property and equipment, net	32,622	6,038	1,025	—	2,682	42,367

	2024
Changes in cost	Opening balance	Additions	Disposals / remeasurements	Transfers	Acquisitions of subsidiaries	CTA (b)	Closing balance

Furniture and fixtures	1,868	611	(20)	158	—	(280)	2,337
Building improvements	11,280	1,974	(355)	511	—	(1,632)	11,778
Work-in-progress	5,379	—	—	(3,347)	—	(451)	1,581
Office equipment	5,983	1,020	(3)	276	49	(1,023)	6,302
Right-of-use assets (a)	20,329	9,289	—	2,402	—	(2,777)	29,243
Total - Cost of property and equipment	44,839	12,894	(378)	—	49	(6,163)	51,241

	2024
Changes in accumulated depreciation	Opening balance	Additions	Disposals / remeasurements	Transfers	Acquisitions of subsidiaries	CTA (b)	Closing balance

(-) Furniture and fixtures	(1,334)	(146)	16	—	—	215	(1,249)
(-) Building improvements	(5,490)	(921)	355	—	—	951	(5,105)
(-) Office equipment	(3,985)	(776)	—	—	(27)	727	(4,061)
(-) Right-of-use assets (a)	(5,845)	(3,254)	—	—	—	895	(8,204)
Total - Accumulated depreciation	(16,654)	(5,097)	371	—	(27)	2,788	(18,619)
Property and equipment, net	28,185	7,797	(7)	—	22	(3,375)	32,622

(a)    The Group is a lessee in lease agreements for which the underlying assets are office spaces located in different jurisdictions (refer to note 21 (a)).
(b)    "CTA" – Cumulative translation adjustment.

Patria Investments Limited	F-37

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Impairment of property and equipment
On December 31, 2025, and 2024, there was no indication that any of the Group's assets were impaired.
Property and equipment by region
The following is a breakdown of the total property and equipment assets by region:

	2025	2024

Brazil	11,700	8,726
Cayman Islands	8,405	5,331
Chile	5,427	5,888
Colombia	2,800	2,595
United Kingdom	11,155	6,654
United States of America	2,658	3,166
Other	222	262
Balance	42,367	32,622
Property and equipment assets are allocated based on location and include leasehold improvements and right-of-use lease assets.

Patria Investments Limited	F-38

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

14Intangible assets

	2025
Changes in costs	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

Placement agents (a)	53,400	2,415	—	2,154	57,969
Contractual rights (b)	281,119	37,737	—	20,691	339,547
Non-contractual customer relationships (c)	110,782	—	—	10,939	121,721
Software	8,453	4,378	—	506	13,337
Brands (c)	17,998	—	—	1,398	19,396
Goodwill (d)	355,958	—	61,225	22,943	440,126
Non-compete – GPMS & Nexus	5,480	—	—	483	5,963
Other	—	85	—	3	88
Total - Cost of intangible assets	833,190	44,615	61,225	59,117	998,147

	2025
Changes in accumulated amortization	Opening balance	Additions	Business combinations	CTA(*)	Closing Balance

(-) Placement agents (a)	(33,419)	(2,696)	—	(366)	(36,481)
(-) Contractual rights (b)	(48,516)	(15,716)	—	2,260	(61,972)
(-) Non-contractual customer relationships (c)	(35,957)	(13,886)	—	(2,692)	(52,535)
(-) Software	(3,412)	(1,914)	—	(377)	(5,703)
(-) Brands (c)	(9,815)	(3,693)	—	(640)	(14,148)
(-) Non-compete – GPMS & Nexus	(1,205)	(1,801)	—	(150)	(3,156)
(-) Other	—	(1)	—	—	(1)
Total - Accumulated amortization	(132,324)	(39,707)	—	(1,965)	(173,996)
Intangible assets, net	700,866	4,908	61,225	57,152	824,151

Patria Investments Limited	F-39

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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

(*)    CTA – Cumulative translation adjustment

On December 31, 2025, and 2024, there was no indication that the Group's intangible assets were impaired.

(a)Placement agents refer to amounts capitalized for investment placement agent agreements entered into during the fundraising stage. These assets are amortized based on the estimated duration of the respective investment funds. In case of an early liquidation of an investment fund, the amortization period is also amended accordingly.
    The remaining balance on December 31, 2025, is expected to be amortized as depicted below:

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035 - 2055	Total

Placement agent fees	2,404	2,231	2,215	2,209	2,209	2,195	1,964	1,070	927	4,064	21,488

(b)Contractual rights relate to the management of investment funds that were recognized from:
i.the asset acquisition transactions of Vectis, Genial and AgroFibra completed on July 1, 2025, July 15, 2025, and December 15, 2025, respectively.
ii.business combinations with GPMS, CSHG and Nexus completed during the year ended December 31, 2024 - refer to note 30;
iii.the asset acquisition transaction of Blue Macaw, Bari and Move and the business combination with Patria Asset Management (“PAM”) completed during the year ended December 31, 2023; and
iv.the acquisition of controlling interest in P2 Brasil Private Infrastructure General Partner II Ltd. and P2 Brasil Holding Ltd. (collectively the “P2 Group”) on December 25, 2015, from Promon International Inc. On December 31, 2025, the P2 Group contractual rights were fully amortized.

Patria Investments Limited	F-40

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

    The amortization periods for contractual rights are depicted in the table below:

	Amortization period - in years
Intangible asset	P2 Group	Blue Macaw	Bari	Move	PAM	GPMS	CSHG	Nexus	Genial	Vectis	AgroFibra

Contractual rights	8-12	3-20	19	17	22	6-26	31-33	17	23	21-23	23
(c)Non-contractual customer relationships refer to client relationships of Moneda, VBI, Igah and Kamaroopin. VBI customer relationships have a longer expected amortization period based on the nature of the capital structure of the underlying investment funds consisting of permanent capital. Brands refer to Moneda, VBI and Kamaroopin brands acquired through business combination. The table below summarizes the amortization period:

	Amortization period - in years
Intangible asset	Moneda	VBI	Igah	Kamaroopin

Non-contractual customer relationships	9	29	3	5
Brands	5	8	—	8
(d)The goodwill recognition through business combinations and subsequent changes to goodwill the years ended December 31, 2025, and 2024, were as follows:

Acquisition	Adjustments to goodwill in 2025	Deferred tax liability recognized (1)	Total change in goodwill December 31, 2025	Total change in goodwill December 31, 2024

Moneda	—	18,957	18,957	—
VBI	994	2,516	3,510	—
Igah	—	—	—	—
Kamaroopin	—	1,266	1,266	—
Patria Asset Management	—	10,819	10,819	—
GPMS	1,078	20,793	21,871	30,544
Tria	1,972	—	1,972	6,604
CSHG	—	—	—	20,745
Nexus	(1,049)	3,879	2,830	10,553
Total	2,995	58,230	61,225	68,446

1.During 2025, a deferred tax liability ("DTL") was recognized with a corresponding increase in goodwill for the fair value adjustments made on the date of acquisition to intangible assets acquired through business combinations - refer to note 19. These business combinations took place prior to 2025 and the recognition of the deferred tax liability with the corresponding increase in goodwill relate to prior financial periods.
Cash flow impact for changes to goodwill
The cash flow impact for changes to goodwill includes US$1,078 for GPMS and presented under cash flow from investing activities in the statement of cash flow as "Acquisition of subsidiaries, net of cash acquired". The remaining amount of US$ 60,147 represents non-cash changes to goodwill.
Tax impacts of goodwill recognized:
(i)Goodwill recognized for Moneda; Igah; Hanuman; Patria Asset Management; GPMS and Nexus are not deductible for tax purposes given the jurisdiction and/or specific tax regulations applicable to the acquiring companies for the transactions.
(ii)Goodwill arising from the acquisition of CSHG’s Real Estate business is not tax-deductible in Brazil, as the transaction did not involve the acquisition of a legal entity, as required by the local legislation. The acquisition was merged into PILTDA.

Patria Investments Limited	F-41

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(iii)Goodwill arising from the acquisition of Tria is not deductible for tax purposes under Brazilian legislation as the goodwill is held by a non-operational holding company. To utilize the goodwill for tax purposes, 100% ownership in Tria is required, along with a corporate restructuring, such as a reverse merger with the operating company. However, due to Tria's status as a regulated energy trading company, such restructuring may be subject to regulatory constraints making the utilization of goodwill for tax purposes not feasible.
(iv)Goodwill recognized in VBI and the first tranche of Kamaroopin for interest held through Brazilian subsidiaries is not deductible for tax purposes until there is the absorption of the invested entity's assets due to a merger, split, and/or incorporation. Upon restructuring, the deferred tax will be recognized in line with the Brazilian tax laws and regulations.
Impairment considerations:
The Group performs an annual impairment test and when circumstances indicate that the carrying value of a cash generating unit may be impaired. The recoverable amounts of cash generating units ("CGUs") are based on value-in-use ("VIU") that is calculated using discounted cash flow models. Cash flow projections used in discounted cash flow models incorporate the most recent business plans, revenue generation, and the cost structure associated with each CGU after considering product‑level pipelines, historical fundraising cycles, investor behavior, and macro-economic conditions. The cash flow projections cover a period of five years plus an in-perpetuity value.
The following CGUs were tested for impairment together with most sensitive key assumptions used in the VIU calculations for the year ended December 31, 2025:

Key assumption	Credit	Infrastructure	Private Equity	GPMS	Public Equities	Real Estate	Energy trading

Growth rate	2.4%	2.6%	2.6%	2.4%	3.3%	4.3%	4.3%
Discount rate	12.3%	15.2%	15.2%	12.3%	13.6%	16.6%	10.2%

•Growth rate represents the terminal growth after 2030 and is based on the expected long-term growth in the relevant markets where each CGU operates.
•Discount rate represents the weighted average cost of capital that is calculated using the capital asset pricing model and incorporates a risk‑free rate based on the U.S. 10‑year Treasury bond, a market-related equity risk premium, and a beta calculated using a set of public comparables.
The most sensitive key assumptions used in the VIU calculations for the year ended December 31, 2025, are consistent with the assumptions used in the December 31, 2024, VIU calculations.
Based on the value-in-use as recoverable amount, no impairment losses on goodwill have been recognized for the years ended December 31, 2025, and 2024. Sensitivity analysis performed on key assumptions used in the impairment analysis of CGUs indicated no potential impairment loss.
During the year, the Group revised the operating structure to better reflect the manner in which operations are managed and performance is monitored. As a result, the composition of the Group’s CGUs changed and goodwill has been reallocated accordingly using a reasonable and consistent basis based on relative values.
The revised CGU structure applies from December 31, 2025. Comparative information has not been restated as it reflects the CGU structure in place in the prior year. Accordingly, comparative CGU disclosures are not directly comparable to those presented for the current year. The following tables present the composition of goodwill allocated to individual CGUs as of December 31, 2025, and 2024 (including the effects of CTA).

Patria Investments Limited	F-42

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Cash generating unit	2025

Credit	152,524
GPMS	101,464
Infrastructure	2,750
Private Equity	36,391
Public Equities	48,515
Real Estate	90,453
Energy trading	8,029
Balance	440,126

Cash generating unit	2024	2025 CGU allocation

Moneda*	231,142	Credit/GPMS/Infrastructure/Public Equities/Real Estate
VBI	14,967	Real Estate
Igah	21,006	Private Equity
Kamaroopin	13,469	Private Equity
Patria Asset Management	12,511	Real Estate
GPMS	30,691	GPMS
Tria	5,382	Energy trading
CSHG	17,257	Real Estate
Nexus	9,533	Real Estate
Balance	355,958
*The goodwill recognized in the business combination with Moneda is allocated to verticals based on the percentage fee-earning assets under management allocated to each vertical.
(a)The table below depicts the breakdown of intangible assets by region:

Country	2025	2024

Brazil (i)	254,780	190,695
Cayman Islands	215,231	213,489
Chile (ii)	117,270	101,369
Colombia (iii)	81,308	60,062
Mexico	4,127	—
United Kingdom (iv)	149,258	125,876
United States of America	32	9,375
Other	2,145	—
Balance	824,151	700,866

    Intangible assets are allocated based on where the assets are located and include acquired intangible assets. For acquired intangible assets, the Group consider that the location of the intangibles is best reflected by the location of the manager of those assets.
i.Goodwill and intangible assets acquired allocated to Brazil include the impact from business combinations with VBI; Kamaroopin; Tria and CSHG. Furthermore, intangible assets acquired as asset acquisitions include BlueMacaw, Bari, Move, Genial and Vectis.
ii.Goodwill and intangible assets acquired allocated to Chile include the impact from Moneda for the acquisition of MAM I.
iii.Goodwill and intangible assets acquired allocated to Colombia include the impact from business combinations with Patria Asset Management and Nexus.

Patria Investments Limited	F-43

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iv.Goodwill and intangible assets acquired allocated to the United Kingdom include the impact from the carve-out acquisition of GPMS.
15Personnel and related contributions payable

	December 31, 2025	December 31, 2024

Personnel and related taxes	7,667	5,616
Accrued vacation and related charges	4,546	3,452
Employee profit sharing (a)	45,934	28,201
Personnel and related contributions payable - current	58,147	37,269
Strategic bonus	—	787
Personnel and related contributions payable - non-current	—	787

(a)The Group recognizes a provision for the payment of profit share to employees, according to conditions approved by Management, which is recorded as personnel expenses in the consolidated statement of income. The balance on December 31, 2025, of US$45,934 was fully settled by February 28, 2026.
16Loans
The Group has entered into several credit agreements with leading financial institutions through Patria Finance Ltd. ("PFL") as the counterparty and the Company as guarantor.
On December 1, 2023, PFL entered into an unsecured credit facility with Banco Santander S.A. for US$100.0 million. The credit facility carried interest of SOFR plus 2.6% per annual and had a maturity date of April 22, 2025. Upon maturity, the Group settled an outstanding amount of US$75.0 million. The facility was renewed as a revolving credit facility for a further three years (due in December 2028) carrying an annual interest rate of SOFR plus 2.5%. Total closed-end of US$181.5 million were made on the renewed credit facility with total repayments of US$133.3 million. The balance of US$48.2 million is outstanding on December 31, 2025.
On October 11, 2023, PFL entered into two standby letters of credit (SBLCs) with Mizuho Bank, Ltd. and Citibank, N.A., each for GBP 11.0 million (a total of GBP 22.0 million). The SBLCs charge an annual interest rate of 2.5% and have a maturity date of June 30, 2026. The Group has not drawn down on either SBLC as of December 31, 2025.
On January 31, 2024, PFL entered into two term loans with Mizuho Bank, Ltd. and Citibank, N.A., each for US$38.0 million (a total of US$76.0 million). Both term loans carry interest of SOFR plus 2.5% on an annual basis and each has a maturity date of January 31, 2027. During the period January 1, 2024, to December 31, 2024, the Group drew down US$76.0 million, which remains payable on December 31, 2025.
On March 8, 2024, PFL entered into a revolving credit facility with Banco Santander, S.A. for US$25.0 million. The credit facility carried interest of SOFR plus 2.5% per annum and had a maturity date of March 8, 2025. The Group drew down a total of US$48.0 million (US$23.0 million for 2025) and repaid US$48.0 million leaving the credit facility fully settled on the maturity date.
On August 21, 2023, Moneda Asset Management (MAM) entered into a working capital facility with Banco de Chile for CLP 5.0 billion (US$5.2 million). The credit facility carries interest of Tasa Bancária Nominal + 3.60%, per annum and matured on September 28, 2025. The facility was renewed on October 27, 2025, under the same conditions, expiring on September 27, 2026, with no drawdowns made on the available amount.
On December 6, 2024, the Group entered into a revolving credit facility with Mizuho Bank for the value of US$50.0 million. The facility carries interest of SOFR + 2.25% per annum with December 03, 2025, as maturity date. The maturity date of the revolving credit facility was extended to December 03, 2026. Total drawdowns of US$106.4 million (US$56.4 million for 2025) were made on the credit facility with total repayments of US$56.4 million. The balance of US$50.0 million is outstanding on December 31, 2025.

Patria Investments Limited	F-44

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following table presents the changes in the loans for the period ending December 31, 2025:

Balance as of	December 31, 2025	December 31, 2024
Opening balance at the beginning of the reporting period	227,971	—
Loans drawn	261,296	261,000
Loans acquired through a business combination with Nexus	—	95
Loans paid	(312,766)	(35,000)
Loan fees incurred	(1,573)	(3,636)
Loan fees amortization	1,584	2,004
Interest expense accrued	12,081	10,020
Interest paid	(13,742)	(6,502)
Cumulative translation adjustment	17	(10)
Closing balance at the end of the reporting period	174,868	227,971

Current	—	78,518
Non-current	174,868	149,453
Loans are initially measured at fair value less transaction costs and subsequently measured at amortized cost.
Covenants
According to the terms of the credit agreements, the Group shall comply with the following financial covenants, on an annual basis:
(i)To maintain a Total Debt ¹ to Fee Related Earnings (“FRE”) ² not exceeding 2.5:1.0; and
(ii)To maintain a minimum Assets Under Management (“AUM”) ³ of US$20,000 million.
¹ Total debt is comprised of all loan facilities from banks.
² Fee Related Earnings (“FRE”), is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis and not subject to future realizations. FRE is calculated as net revenue from management fees, net revenue from incentive fees, net revenue from advisory and other ancillary fees and related taxes, less personnel expenses, including rewards and bonus paid in cash, and general and administrative expenses, adjusted for amortization of brands, and amortization of placement agents’ fees, excluding the impacts of share-based incentive plan, consideration payable on post acquisition adjustments, transaction costs, and other nonrecurring expenses related to M&A or restructuring. Incentive fees are realized performance-based fees earned by certain funds when the returns for such funds surpass the relevant benchmark over a specified time horizon. Such incentive fees are included in FRE because they do not dependent on realization events from the underlying investments, although the amount of incentive fees may fluctuate based on the performance of the funds relative to the relevant benchmark.
³ AUM refers to the total capital funds managed by the Group plus the investments directly made by others in the invested companies when offered by the Group as co-investments. In general, the Group’s AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) unfunded capital, which is the difference between committed and called capital. The Net asset value (“NAV”), equals total assets minus total liabilities. Committed capital corresponds to the amount which investors have agreed to contribute to an investment fund. Called capital corresponds to the portion of the committed capital called by the fund to make investments or cover expenses, such as management fees.
On December 31, 2025, and 2024, the Group was compliant with the stipulated financial covenants as stated above.

Patria Investments Limited	F-45

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

17Taxes payable

	December 31, 2025	December 31, 2024

Income taxes payable (a)	8,380	3,642
Taxes on revenues	2,835	2,347
Other taxes payable	822	451
Taxes payable	12,037	6,440

(a)Income taxes payable is mainly comprised of income taxes due to tax authorities in Chile, Colombia and the United Kingdom.
18Other liabilities

	December 31, 2025	December 31, 2024

Suppliers	58,841	41,788
Dividends payable	—	1,302
Lease liabilities (a)	4,333	3,721
Other	573	9
Other current liabilities	63,747	46,820
Asset-backed payable (b)	68,374	—
Lease liabilities (a)	19,483	18,717
Other	268	70
Other non-current liabilities	88,125	18,787

(a)The Group is the lessee in lease agreements for which the underlying assets are office spaces located in Bogotá, Edinburgh, Grand Cayman, London, Medellín, Montevideo, New York, Santiago and São Paulo as disclosed in note 21(a).
(b)The Group entered into an agreement with a financial institution selling US$75.0 million accounts receivable from PBPE Fund IV at a discounted amount of US$66.9 million (refer to Note 8(b) in these consolidated financial and incurred an agreement fee of US$0.7 million. The selling price of US$66.9 million is accounted for at amortized cost and discounted at an effective interest rate of 6.08% per annum with the agreement fee expensed in the consolidated statement of income when incurred. The liability is to be settled by June 2027.

Patria Investments Limited	F-46

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

19Deferred taxes

Temporary differences	December 31, 2023	(Charged)/credited		December 31, 2024	(Charged)/credited			December 31, 2025
		to net income	directly to equity / CTA		to net income	to goodwill (c)	directly to equity / CTA

Derivative options	10,643	(9,304)	(1,339)	—	—	—	—	—
Employee profit sharing provision and other personnel accruals	3,249	4,242	(735)	6,756	(1,079)	—	593	6,270
Intangible assets from business combinations	1,818	379	(420)	1,777	14,942	(58,230)	(1,050)	(42,561)
Deferred consideration from business combinations	—	720	(70)	650	(123)	—	88	615
Price adjustments from business combinations	—	166	(166)	—	—	—	—	—
Contingent consideration payable	639	4,801	(622)	4,818	—	—	651	5,469
Tax losses (a)	26	2,225	(305)	1,946	(5)	—	217	2,158
Tax on Accrual for expenses	15	579	(13)	581	1,818	—	17	2,416
Tax depreciation of fixed assets	(308)	(9)	45	(272)	(80)	—	—	(352)
Deferred tax on performance fees - IFRS 15	(625)	510	63	(52)	(993)	—	(14)	(1,059)
Gain from bargain purchase	(107)	31	12	(64)	4	—	—	(60)
Fair value adjustments (b)	(53)	(2,316)	118	(2,251)	(2,500)	—	(124)	(4,875)
Impact of IFRS 16	174	35	(43)	166	158	—	46	370
Other	1	(7)	1	(5)	—	—	—	(5)
Net deferred tax balance	15,472	2,052	(3,474)	14,050	12,142	(58,230)	424	(31,614)

Deferred tax balance allocated on subsidiary level:
Deferred tax assets	15,472			15,824				20,749
Deferred tax liabilities	—			(1,774)				(52,363)
	15,472			14,050				(31,614)

(a)Deferred tax assets have been recognized in respect of tax losses in PILTDA, Moneda, VBI and Tria, based on Management’s assessment that sufficient future taxable profits are probable, supported by financial forecasts.
(b)Fair value adjustments include a US$5,054 deferred tax liability arising from unrealized gains recognized on energy trading contracts.
(c)During 2025, a deferred tax liability ("DTL") was recognized with a corresponding increase in goodwill for the fair value adjustments made on the date of acquisition to intangible assets acquired through business combinations - refer to note 14. These business combinations took place prior to 2025 with the respective recognition of the DTL and corresponding increase in goodwill during 2025 relating to prior financial periods. The deferred tax liability is recycled to the consolidated statement of income over the useful lives of the respective intangible assets.
Realization of deferred tax assets recognized on temporary differences and assessed losses
On December 31, 2025, the Group recognized deferred tax assets (DTA) to the value of US$20,749 that include deferred tax on temporary differences and tax losses carried forward.
Management assessed the Group's ability to realize DTA recognized and concluded that the full amount of DTA reported on December 31, 2025, will be realized within the next ten years. The Group continues to monitor the realization of DTA.

Patria Investments Limited	F-47

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

20Provisions and contingent liabilities
For the periods covered by these consolidated financial statements, the Group was not directly involved in lawsuits for which the possibility of loss was probable. Therefore, no provision was recognized for the matters below.
Tax Matters
The Group is involved in three administrative or judicial proceedings with a risk of loss evaluated as possible. These cases are summarized below:
(a)On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of the Group’s subsidiaries (Patria Investimentos Ltda.), demanding the collection of Social Integration Program (“PIS”), and Social Security Financing Contribution (“COFINS”), allegedly due on exported financial advice and consultancy services to Patria Finance Limited in 2015 and 2016. As of December 31, 2025, the estimated value involved in this proceeding was US$7.1 million (December 31, 2024: US$5.5 million).
(b)On December 16, 2019, the Brazilian Federal Revenue Service issued a tax assessment notice against one of the Group’s subsidiaries (Patria Investimentos Ltda.), to demand the collection of social security contributions on profit sharing program payments and signing bonus in 2015 and 2016. We filed our defense and a decision by the administrative court is currently pending. As of December 31, 2025, the estimated amount involved in this proceeding was US$2.7 million (December 31, 2024: US$2.1 million).
(c)On April 02, 2025, Platam Investments Brazil Ltda. (“PLATAM”) received a tax assessment notice questioning non-payment of municipal tax over services (“ISS”) in 2022 and 2023. The aggregated amount involved in this proceeding on December 31, 2025, was US$1.5 million (December 31, 2024: US$1.0 million).
Civil Matters
On December 31, 2025, the Group was involved in (i) a few related proceedings, with an aggregate estimated amount of less than US$10,000, mainly related to lawsuits filed by third parties seeking the Group's joint liability for the acts of certain of the Group's service providers and/or Portfolio Companies of Patria‑managed funds; and (ii) one commercial dispute initiated by third parties seeking to hold the Group jointly liable in connection with the termination of a share purchase and sale agreement entered into by a portfolio company of one of the funds managed by the Group, in an amount of approximately US$74.9 million.
Accordingly, the aggregate estimated exposure in connection with these proceedings as of December 31, 2025 was approximately US$75.0 million (December 31, 2024: US$73.1 million).
In early 2026, the Group has been formally released from any liability in respect of the US$75.0 million commercial dispute referenced above. As a result, the Group is not involved in any material civil proceedings as of the date of this report, and the remaining proceedings represent an aggregate estimated exposure of less than US$10,000.
Labor Matters
The Group is party to a few labor-related proceeding, all of which are immaterial individually and in aggregate. With input from the Group’s external counsel, management assessed the risk of loss in these proceedings as possible, and no provision has been recorded.
21Commitments
The Group is subject to commitments which occur in the normal course of business. The Group plans to fund these commitments out of existing facilities, internally generated funds or with the issuance of Class A common shares of the Company.
a.Lease commitments
The lease commitments in which the Group is a lessee relate to the leasing of its office spaces located in Bogotá, Edinburgh, Grand Cayman, London, Medellín, Montevideo, New York, Santiago and São Paulo.

Patria Investments Limited	F-48

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The consolidated financial statements disclose the following amounts relating to leases:
Amounts recognized in the consolidated statement of financial position

	December 31, 2025	December 31, 2024

Right-of-use assets	33,774	29,243
(-) Depreciation of right-of-use assets	(12,303)	(8,204)
Right-of-use assets classified in Property and equipment	21,471	21,039
Lease liabilities (other current liabilities)	4,333	3,721
Lease liabilities (other non-current liabilities)	19,483	18,717
Lease liabilities	23,816	22,438
Amounts recognized in the consolidated statement of income

	2025	2024	2023

Depreciation of right-of-use assets	(4,297)	(3,254)	(3,019)
Interest on lease liabilities	(1,763)	(1,382)	(1,243)
Amounts recognized in the consolidated statement of cash flows

	2025	2024	2023

Principal paid	(4,222)	(3,229)	(2,156)
Interest on lease liabilities	(1,763)	(1,382)	(1,243)
The notable lease movement that took place during the financial year ended December 31, 2025, is as follows:
(i)On January 6, 2025, Patria Private Equity (Europe) Limited, as lessee, entered into a lease agreement with Abrdn UK Real Estate Funds ICVC for its investment offices in Edinburgh, Scotland – United Kingdom. The lease is for a period of ten years.
Refer to note 31 for liquidity analysis on lease contracts and note 32 for disclosures on leases with related parties.

Patria Investments Limited	F-49

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Consideration payable from acquisitions
The table below summarizes the consideration payable from acquisition transactions.

	December 31, 2025	December 31, 2024

Consideration payable from acquisition (a)	130,512	139,469
Contingent consideration payable (b)	41,429	38,628
Deferred consideration payable (c)	10,100	42,900
Other consideration payable	2,393	2,227
Total consideration payable from acquisitions	184,434	223,224

Consideration payable from acquisition (a)	102,382	59,789
Contingent consideration payable (b)	7,021	7,214
Deferred consideration payable (c)	9,056	34,983
Current liabilities – consideration payable from acquisitions	118,459	101,986

Consideration payable from acquisition (a)	28,130	79,680
Contingent consideration payable (b)	34,408	31,414
Deferred consideration payable (c)	1,044	7,917
Other consideration payable	2,393	2,227
Non-current liabilities – consideration payable from acquisitions	65,975	121,238
(a)Consideration payable from acquisition is comprised of outstanding purchase prices payable for the acquisition of businesses and fund management rights. The consideration payable balances outstanding on December 31, 2025, are as follows:
i.On July 15, 2025, the Group acquired the fund management rights of Genial Gestão and Plural Gestão de Recursos for R$82.0 million (US$14.9 million). The amount of R$31.6 million (US$5.9 million) was paid in cash at acquisition with the remaining balance payable in two equal installments on January 31, 2026, and June 30, 2026 (adjusted for time value of money using the Brazilian CDI rate). On December 31, 2025, a balance of US$9.6 million remains payable. On January 29, 2026, the Group paid US$5.1 in cash as part settlement of the amount outstanding - refer to note 33.
ii.On July 1, 2025, the Group acquired Vectis Gestão de Recursos for R$100.0 million (US$18.3 million) which was merged into Patria VBI Securities Ltda. The amount of R$25.0 million (US$4.6 million) was paid on July 1, 2025, with the outstanding balance to be settled within the next thirty-six months (adjusted for time value of money using the Brazilian CDI rate). On December 31, 2025, a balance of US$14.6 million remains payable.
iii.On December 23, 2024, the Group entered into an agreement acquiring an additional 29.72% interest in Igah IV for the amount of R$24.3 million (US$4.4 million) that will be settled in cash between the years 2024 and 2028 (adjusted for time value of money using the Brazilian CDI rate). The Group settled the amount of R$4.1 millions (US$0.8 million) during December 2024 and R$2.9 million (US$0.5 million) on January 31, 2025. On December 31, 2025, a balance of US$2.8 million remains payable (December 31, 2024: US$2.5 million). Between February 28, 2026, and March 5, 2026, the Group paid US$1.3 million in cash settling the current portion of the consideration payable - refer to note 33.
iv.On April 26, 2024, the Group acquired a carve-out interest in Aberdeen. The Group paid the amount of US$20.1 million on February 06, 2025, with a balance of US$29.0 million outstanding on December 31, 2025 (December 31, 2024: US$44.6 million). The outstanding amount was settled on April 24, 2026 - refer to note 33.

Patria Investments Limited	F-50

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

v.On August 1, 2024 (closing date), the Group exercised its option to acquire the remaining 50% interest in VBI from the non-controlling interest. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022 (refer note 21(d)). The option arrangement includes the acquisition of 50% common shares and the preferred stock from previous owners of VBI. The consideration of R$404.5 million (US$73.5 million) for the 50% common shares of VBI will be settled through cash (R$229.2 million or US$41.7 million) and the issue of Class A common shares of the Company (R$175.3 million or US$31.9 million).
    The cash consideration will be/was settled as follows:
▪R$22.2 million (US$4.2 million) on closing date (amount was paid on August 1, 2024);
▪R$98.4 million (US$18.3 million) twelve months after closing date (amount was paid on August 13, 2025); and
▪R$108.6 million (US$19.7 million) twenty-four months after the closing date (August 1, 2026).
    The preferred stock of R$38.7 million (US$7.1 million) will be settled in cash over the next two years. The first payment of R$3.8 million (US$0.7 million) was made on August 1, 2024, with a second payment of R$4.2 million (US$0.8 million) on July 31, 2025.
    On December 31, 2025, US$39.6 million remains payable (December 31, 2024: US$64.3 million). On January 20, 2026, the Group issued 1,074,339 Class A common shares of the Company (approximately US$15.9 million) settling the equity portion of the consideration payable - refer to note 33. Additionally, on January 29, 2026, the Group paid US$2.8 million in cash as settlement of the cash consideration payable - refer to note 33.
vi.The acquisition of CSHG in 2024 triggered a R$50 million (US$9.1 million) price adjustment to the consideration paid for the acquisition of VBI. R$25.0 million (US$4.9 million) was paid on April 1, 2024, issuing 337,992 Class A common shares of the Company. The remaining amount of R$28.4 million or US$5.2 million became due and payable on the finalization of CSHG funds transfer of which R$8.3 million (US$1.5 million) was settled in cash on August 1, 2024, and R$9.5 million (US$1.8 million) on August 13, 2025. R$10.6 million (US$1.9 million) remains payable on December 31, 2025, and will be settled in cash on August 1, 2026 (December 31, 2024: US$2.8 million).
vii.For the year ended December 31, 2025, no payments were due for the acquisition of Patria Asset Management (formerly BanColombia) with a balance of US$33.0 million that remains payable (December 31, 2024: US$25.3 million).
(b)Contingent consideration payable is comprised of earn-outs payable to former owners of acquired businesses if agreed targets are reached - refer to note 31 in these consolidated financial statements for details on fair value measurements. The contingent consideration balances outstanding on December 31, 2025, are as follows:
i.The earn-out payable for Kamaroopin had a fair value of US$ Zero on December 31, 2025, that resulted in a reversal of US$7.2 million during 2025.
ii.The earn-out payable linked to the carve-out acquisition in Aberdeen Inc. had a fair value of US$29.1 million on December 31, 2025, and remains payable on December 31, 2025.
iii.The earn-out for BlueMacaw has a fair value of US$7.5 million on December 31, 2025. The Group recognized a payable of US$8.5 million during the year ended December 31, 2025, and settled US$1.0 million (US$0.5 million on April 10, 2025, and August 1, 2025, respectively). US$7.5 million remains payable on December 31, 2025. On April 7, 2026, the Group paid US$2.2 million - refer to note 33.
iv.The earn-out payable to the previous owners of Nexus had a fair value of US$4.8 million on December 31, 2025, and was adjusted downwards compared to the fair value of US$6.1 million on December 31, 2024. On January 29, 2026, the Group settled the contingent consideration payable - refer to note 33.

Patria Investments Limited	F-51

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(c)Deferred consideration payable is comprised of retention bonuses payable to management and employees of certain acquired businesses. The retention bonuses outstanding on December 31, 2025, are as follows:
i.A retention bonus to the amount of US$2.1 million (December 31, 2024: US$1.9 million) is payable to employees of CSHG that will be settled over a period of two years.
ii.A deferred consideration payable to the amount of US$6.4 million (December 31, 2024: US$12.3 million) relates to commission agreements in place with key management and employees of Aberdeen who were transferred to GPMS during the carve-out acquisition on April 26, 2024. The deferred consideration payable was settled on February 28, 2026 - refer to note 33.
iii.On January 31, 2025, the Group settled the deferred consideration payable to Moneda partners with the issuance of 2,423,546 Class A common shares of the Company. No amount is outstanding on December 31, 2025 (December 31, 2024: US$28.7 million).
The reconciliation of consideration payable from acquisitions for the years ended December 31, 2025, and 2024 is presented below:

	Note	2025	2024

Balance on January 1		223,224	101,940
Present value remeasurements and changes in fair values	26(a) & 27(e)	10,347	25,280
Acquisition payables recognized from asset acquisitions		23,346	84,551
Acquisition payables recognized on business combination	30	—	138,334
Deferred consideration expense		4,005	11,245
Deferred consideration recognized on business combination		—	16,549
Deferred consideration settled in Class A common shares of the Company	29(b)	(29,741)	(32,705)
Acquisition payables settled in cash		(48,694)	(86,167)
Acquisition payables settled in Class A common shares of the Company	29(b)	(14,687)	(4,870)
Transfers		—	(3,979)
Cumulative translation adjustment		16,634	(26,954)
Balance on December 31		184,434	223,224
c.SPAC commitment subject to possible redemption
The holders of SPAC Class A Ordinary Shares of PLAO have the right to redeem their shares in cash upon the completion of PLAO’s initial business combination. With the 15-month extension approved on June 12, 2024, the holders of shares redeemed 12,339,057 shares with the remaining 4,541,424 share redeemed on September 16, 2025 (refer note 5(h) and note 12(a)).
The Group accounts for the SPAC Class A Ordinary Shares subject to redemption as a financial liability measured at amortized cost which as of December 31, 2025, was US$ Zero (December 31, 2024: US$54,053). The instrument was initially recognized at fair value, net of the corresponding eligible transaction costs. The warrant component issued to the shareholders of PLAO is separately accounted as derivatives and measured at fair value with the change in fair value recorded in the consolidated statement of income (refer to note 12(c) and note 27).
For the year ended December 31, 2025, and 2024 no offering costs were expensed.
Changes during the year in the Group’s commitment subject to possible redemption are detailed below. Changes in the SPAC’s IPO initial costs and interest earned represent a non-cash charge against commitments subject to redemption and have no impact on the Group’s consolidated statement of cash flows during the year which will be settled upon any redemptions:

Patria Investments Limited	F-52

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Commitment subject to possible redemption

Balance at December 31, 2023	187,356
Interest earned on trust account	6,021
Deposits	1,977
Redemptions	(141,301)
Balance at December 31, 2024	54,053
Interest earned on trust account	1,633
Deposits	545
Redemptions	(56,231)
Balance at December 31, 2025	—
d.Gross obligation under put option
i.VBI – Option arrangements
The business combination concluded on July 1, 2022, included VBI Option arrangements with the non-controlling shareholders of VBI. The Group exercised its call option on August 1, 2024, that resulted in the derecognition of the gross obligation under put option.
ii.Igah GP IV – Option arrangements
The business combination with Igah GP IV concluded on November 30, 2022, and included Igah Option arrangements to acquire the remaining interest in Igah GP IV from the selling shareholders.
The Group increased its interest in Igah GP IV on December 23, 2024, that resulted in partial derecognition of the gross obligation. The option to exercise the remaining portion of the call and put option was extended to take place between November 2025 and November 2027. The gross obligation under put option had a fair value of US$ Zero on December 31, 2025.
iii.Tria – Option arrangements
The business combination with Tria, concluded on April 2, 2024, includes option arrangements with the non-controlling shareholders of Tria. The Tria put options can be individually exercised by each non-controlling shareholder, being December 31, (i) 2029; (ii) 2030; or (iii) 2031, the “Base Date” and each month of April for the years between 2029, 2030 or 2031 the “Option Window”. If the Tria put options are not exercised during the option window, the Group may exercise the Tria call options in the month of May immediately after the end of each Tria put option window.
The fair value of the Tria put option was determined using a Monte Carlo simulation. The assumptions for the simulation are the volatility of the variable in question, the risk-free discount rate and the time remaining until maturity.

Patria Investments Limited	F-53

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Changes in gross obligations under put option for the periods ended December 31, 2025, and 2024, were as follows:

	Note	VBI	Igah IV	Tria	Total

Balance at December 31, 2023		81,588	11,338	—	92,926
Cumulative translation adjustment		(10,782)	(1,694)	(3,193)	(15,669)
Gross obligation recognized / (derecognized)		(69,834)	—	17,117	(52,717)
Transferred to acquisitions payable		—	(3,189)	—	(3,189)
Gross obligation fair value changes	26	(972)	(3,952)	1,831	(3,093)
Balance at December 31, 2024		—	2,503	15,755	18,258
Cumulative translation adjustment		—	(897)	2,324	1,427
Gross obligation recognized / (derecognized)		257	(637)	2,159	1,779
Gross obligation fair value changes	26	(257)	(969)	4,339	3,113
Balance at December 31, 2025		—	—	24,577	24,577
The gross obligation fair value changes are recognized in the consolidated statement of income under other income or other expense - refer to note 26.
22Net revenue from services

	2025	2024	2023

Net revenue from management fees	326,851	287,166	247,529
Net revenue from incentive fees	14,010	13,788	4,051
Net revenue from performance fees	30,980	62,324	73,295
Net fund fees	371,841	363,278	324,875
Revenue from advisory and other ancillary fees	9,889	10,926	2,742
Net revenue from services	381,730	374,204	327,617
The following is the breakdown of net revenue by region (a):
Brazil	69,900	63,574	50,177
British Virgin Islands	—	—	23
Cayman Islands	168,549	202,710	215,296
Chile	40,014	51,058	53,032
Colombia	19,417	14,674	1,993
United Kingdom	77,149	35,974	713
United States of America	3,270	3,318	4,168
Uruguay	3,431	2,896	2,215
Net revenue from services	381,730	374,204	327,617

(a)Disclosure of revenue by geographic location is based on the registered domicile of the manager receiving fees. The investment funds managed by the Group attract and retain many global investors that represent the Group’s portfolio of clients. None of the Group’s individual clients represents more than 10% of the total revenues for the periods presented.

Patria Investments Limited	F-54

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Fund fees by vertical
The Group has six verticals, namely global private markets solutions, private equity, credit, real estate, infrastructure, and public equities, from which net revenues from services are earned. Private equity and infrastructure are the largest fee earning verticals and contributed 26% and 23%, respectively, towards net revenue from services for the year ended December 31, 2025. Credit, global private market solutions and real estate contributed 47% to net revenue from services with public equities, being the smallest vertical, contributing the remaining 4%.
23Personnel expenses and carried interest allocation

	2025	2024	2023

Salaries and wages	(56,226)	(47,872)	(37,945)
Restructuring costs – personnel	(20,178)	(3,820)	(2,247)
Rewards and bonuses (a)	(42,189)	(36,296)	(25,397)
Share based incentive plan (refer to note 29(d))	(17,298)	(7,454)	(1,465)
Social security contributions and payroll taxes	(9,269)	(7,711)	(5,236)
Other short-term benefits	(9,247)	(8,528)	(6,488)
Personnel expenses	(154,407)	(111,681)	(78,778)

Carried interest allocation (b)	(10,648)	(20,908)	(25,257)

(a)Includes rewards and bonus paid in cash and shares.
(b)Carried interest allocation refers to the eligible Group employees’ right to receive up to 35% of net performance fees recognized from certain investments funds. As of December 31, 2025, US$27.6 million (US$19.3 million as current and US$8.3 million as non-current) (December 2024: US$37.3 million with US$31.9 million as current and US$5.4 million as non-current) remains payable primarily related to performance fees recognized from investment funds.
24Amortization of intangible assets

	2025	2024	2023

Amortization of brands	(3,693)	(3,452)	(3,553)
Amortization of contractual rights	(15,716)	(12,648)	(3,123)
Amortization of non-compete agreements	(1,801)	(1,234)	—
Amortization of non-contractual customer relationships	(13,886)	(9,091)	(12,970)
Amortization of placement agents’ fees	(2,696)	(2,782)	(1,931)
Amortization of software and other	(1,915)	(1,520)	(793)
Amortization of intangible assets (refer to note 14)	(39,707)	(30,727)	(22,370)

Patria Investments Limited	F-55

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

25General and Administrative expenses

	2025	2024	2023

Depreciation of property and equipment	(2,343)	(1,843)	(1,728)
Depreciation of right-of-use assets	(4,297)	(3,254)	(3,019)
Insurance	(758)	(764)	(669)
IT and telecom services	(5,337)	(7,157)	(6,325)
Marketing and events	(4,315)	(4,469)	(2,877)
Materials and supplies	(778)	(490)	(346)
Occupancy expenses	(1,598)	(1,697)	(1,079)
Professional services	(17,742)	(16,839)	(10,823)
Professional services - SPAC	(4,198)	(1,064)	(1,089)
Rebate fees (a)	—	—	(6,473)
Taxes and contributions	(972)	(1,099)	(775)
Travel expenses	(6,464)	(5,950)	(2,671)
Other administrative expenses	(2,128)	(2,055)	(1,285)
General and Administrative expenses	(50,930)	(46,681)	(39,159)

(a)Rebate fees are presented as part of net revenue from services for 2024 and thereafter.
26Other income and Other expenses

	2025	2024	2023

Other income
Consideration payable from acquisition adjustments (a)	—	—	8,634
Energy trading – unrealized fair value adjustments	7,614	6,429	—
Energy trading – net realized gains	4,341	138	—
Gain on associate derecognition	—	—	4,199
Gross obligation adjustments (a)	—	3,093	—
	11,955	9,660	12,833
Other expenses
Consideration payable from acquisition adjustments (a)	—	(25,280)	—
Fair value adjustments on contingent consideration payable (a)	(1,122)	—	—
Gross obligation adjustments (a)	(3,113)	—	(11,666)
Integration costs (b)	(7,697)	(14,809)	(2,104)
Share issuance expenses – SPAC (notes 5(h) and 21(c))	—	—	(6,167)
Transaction costs (b)	(4,801)	(8,178)	(9,618)
Other expenses	(2,657)	(7,722)	(2,697)
	(19,390)	(55,989)	(32,252)

(a)Present value remeasurements of consideration payable from acquisitions and gross obligations under put option as well as fair value adjustments recognized on contingent considerations payable. Present value remeasurements of consideration payable from acquisitions are presented as part of finance income or finance expense for 2025 and thereafter.
(b)Transaction and integration costs include expenses incurred on business combinations.
27Finance income and Finance expense

	2025	2024	2023

Finance income
Foreign exchange gains	1,533	2,580	831
Financial investment income	3,286	2,196	2,120
Realized gains from long-term investments	59	452	1,797

Patria Investments Limited	F-56

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2025	2024	2023

Unrealized gains on asset-linked receivable (a)	3,053	8,829	3,503
Unrealized gains on other financial instruments (b)	1,806	3,597	—
Unrealized gain on total return swap (c)	1,419	—	—
Unrealized gains on warrant liability (d)	6,143	—	690
Other financial income	116	204	50
Total finance income	17,415	17,858	8,991

Finance expense
Commission, brokerage and financing expenses	(3,209)	(2,126)	(443)
Consideration payable from acquisition adjustments (e)	(9,225)	—	—
Foreign exchange losses	(6,031)	—	(614)
Interest on asset-backed payable (f)	(2,144)	—	—
Interest on lease liabilities	(1,763)	(1,382)	(1,243)
Interest on loans (refer to note 16)	(12,081)	(10,020)	—
Realized losses on forward	—	(302)	(252)
Unrealized loss on warrant liability (d)	—	(5,823)	—
Unrealized losses on long-term investments (g)	(3,003)	(16,852)	(6,883)
Other financial expenses	(2,292)	(1,993)	(1,230)
Total finance expenses	(39,748)	(38,498)	(10,665)

(a)Unrealized gains on asset-linked receivable are attributable to the fluctuation in Lavoro Agro Limited share price – refer to note 12(b) for details.
(b)Unrealized gains on other financial instruments are comprised of the fair value adjustments recognized on Tria call option - refer to note 12(c).
(c)Refer to note 12(c) for details on the total return swap.
(d)Unrealized gains and losses on warrant liability relate to the public warrants issued by the SPAC - refer to note 12(c) for details.
(e)Present value remeasurements of consideration payable from acquisitions.
(f)The interest on asset-backed payable in linked to the selling of PBPE Fund IV receivable - refer to notes 8(b) and 18(b) for details.
(g)Unrealized losses on long-term investments include US$10.3 million unrealized loss for the investment in Lavoro Agro Limited.

Patria Investments Limited	F-57

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

28Income taxes expense
As an entity headquartered in the Cayman Islands, the Company is subject to a tax neutral regime whereas subsidiaries of the Group headquartered in Brazil, Colombia, Chile, Mexico, the United Kingdom, the United States of America, and Hong Kong are subject to income taxes as set out by local tax laws.

Reconciliation of income tax	2025	2024	2023

Net income before income tax	92,265	85,993	117,999

Impact of difference in tax rates of foreign subsidiaries	(509)	(10,006)	2,681
Permanent differences	(1,211)	(300)	135
Total income tax expense	(1,720)	(10,306)	2,816

Total income tax expense is comprised of (a)
Current income tax	(13,862)	(12,358)	(10,500)
Deferred income tax (b)	12,142	2,052	13,316
Origination and reversal of temporary differences	2,675	2,052	13,316
Prior year (over)/under provision (c)	9,467	—	—
Total income tax expense	(1,720)	(10,306)	2,816

Effective tax rate	1.86%	11.98%	(2.39)%

(a)No amounts related to income taxes have been recognized directly in equity.
(b)Refer to note 19 for a breakdown in deferred tax movements for the years ended December 31, 2025, and 2024.
(c)Deferred tax liability recycled to the income tax expense in 2025 for prior years - refer to notes 14 and 19.
Income tax rates
For the jurisdictions in which the Group operates, there were no changes to the corporate income tax rates applied in the calculation of income tax during the years ended December 31, 2025, 2024 and 2023.
The corporate tax rate in the United Kingdom was amended on April 1, 2023; however, the Group did not have operations or tax exposure in the United Kingdom at the time. Accordingly, the tax rate change had no impact on the Group’s tax calculations.
International Tax Reform – Pillar Two
The International Tax Reform - Pillar Two Model Rules, also referred to as the “Global Anti-Base Erosion” or “GloBE” Rules, was released by the Organization for Economic Co-operation and Development ("OECD") on December 20, 2021. Delegates from all Inclusive Framework ("IF") member jurisdictions developed the rules, and over 135 jurisdictions agreed to update the international tax system, considering it was no longer fit for purpose in a globalized and digitalized economy.
Pillar Two Rules aim to ensure that large multinational enterprises with consolidated revenues of EUR750.0 million or more in at least two of the last four years pay a minimum effective corporate tax rate of 15% on income arising in each jurisdiction with revenue-generating activities. The means by which GloBE must be incorporated into domestic law is determined by each implementing jurisdiction.
For the year ended December 31, 2025, the Group has not incurred any top-up tax, as the Group did not meet the requirements to be classified as a large multinational enterprise. The global revenues accounted for have not exceeded EUR750.0 million in at least two of the last four years, and the Group also does not expect to exceed the mentioned threshold in the 2026 financial year. The Group continues to monitor the developments of Pillar Two within the jurisdictions it operates, and on December 31, 2025, the status of the enactment of local legislation was as follows:

Patria Investments Limited	F-58

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

•Cayman Islands; Colombia; Chile; Peru; Mexico; and Argentina:
◦No public announcements
•Brazil
◦In December 2024, a law was approved, ensuring a minimum effective tax rate of 15% for multinational groups with consolidated annual revenues exceeding EUR750.0 million.
•Hong Kong:
◦In December 2024, Hong Kong published a bill introducing the GloBE rules, including the Income Inclusion Rule, Undertaxed Profits Rule, and the Hong Kong Minimum Top-Up Tax.
•United Kingdom ("UK"):
◦The UK has enacted comprehensive legislation implementing the OECD Pillar Two global minimum tax framework on July 11, 2023, introduced the Income Inclusion Rule, referred to locally as the Multinational Top‑Up Tax, and a Domestic Minimum Top‑Up Tax, both applicable to accounting periods beginning on or after December 31, 2023. The Undertaxed Profits Rule was introduced for accounting periods beginning on or after December 31, 2024. Simplified calculations for non‑material constituent entities is expected to be enactment in 2026, while the Side‑by‑Side Safe Harbour package is expected to apply for accounting periods beginning on or after January 1, 2026.
•United States of America:
◦On June 26, 2025, the U.S. Department of the Treasury and the other G7 countries (including Canada, France, Germany, Italy, Japan, the United Kingdom and the European Union) reached an agreement to exclude U.S. companies from certain aspects of Pillar Two. In January 2026, the OECD published the “side by side” arrangement package to implement this exclusion.
•Uruguay:
◦On December 16, 2025, a Domestic Minimum Top‑Up Tax was introduced applicable to fiscal years ending on or after that date and complies with the GloBE rules. For Free Zone Users, a conditional exemption from the Domestic Minimum Top‑Up Tax applies for entities with existing contracts as of December 16, 2025, subject to specific criteria related to effective taxation abroad and creditability under the GloBE framework.
Transfer pricing and related tax considerations
All the jurisdictions in which the Group operates have enacted rules on transfer pricing that require intragroup transactions to be conducted on arm’s-length terms.
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
29Equity
a.Capital
The Company’s Memorandum and Articles of Association (“Articles of Association”) authorizes the issuance of up to US$100,000, consisting of 1,000,000,000 shares of par value US$ 0.0001. Of those authorized shares, (i) 500,000,000 are designated as Class A common shares, (ii) 250,000,000 are designated as Class B common shares, and (iii) 250,000,000 are undesignated as yet and may be issued as common shares or shares with preferred rights. Class B common shares are entitled to 10 votes per share and Class A common shares are entitled to one vote per share.

Patria Investments Limited	F-59

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On December 31, 2025, the Company had a total of 159,468,552 common shares issued and outstanding, of which 66,523,122 are Class A common shares and 92,945,430 are Class B common shares.
Conversion
The outstanding Class B common shares are convertible at any time as follows: (1) at the option of the holder, a Class B common share may be converted at any time into one Class A common share or (2) upon the election of the holders of a majority of the then-outstanding Class B common shares, all outstanding Class B common shares may be converted into the same quantity of Class A common shares. In addition, each Class B common share will convert automatically into one Class A common share upon any transfer, whether for value or no value, except for certain transfers described in the Articles of Association. Furthermore, each Class B common share will convert automatically into one Class A common share and no Class B common shares will be issued thereafter if, at any time, the total number of the issued and outstanding Class B common shares is less than 10.0% of the total number of shares outstanding.
Restrictions on transfer
As part of the Moneda business combination, Moneda’s former partners have entered into a Moneda Lock-Up Agreement restricting them from selling any shares held by them, disclosing their intention to sell any shares held by them, converting Class B common shares into Class A common shares, entering into any derivative transactions or making any demand for the registration of any shares held by them. These restrictions are in place from the fifth anniversary of the Moneda acquisition’s closing date (December 1, 2021) until the earlier of (a) the Moneda former partner’s termination of employment with the Group or its affiliates, and (b) the 60th day after the expiration of the relevant tax statute of limitations for 50.0% of the relevant collateral shares.
On December 31, 2025, 2024 and 2023 the issued share capital was distributed as follows:

	2025		2024		2023
	Shares	Capital (US$)	Shares	Capital (US$)	Shares	Capital (US$)

Total	159,468,552	15,947	153,586,168	15,358	148,253,938	14,826
Class A	66,523,122	6,652	60,640,738	6,063	55,308,508	5,531
Class B	92,945,430	9,295	92,945,430	9,295	92,945,430	9,295
Shares repurchase program
On July 24, 2025, the Company renewed its share repurchase program. Under the renewed program, the Company may repurchase up to three million of its outstanding Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period beginning in August 2025 continuing until the earlier of the completion of the repurchase or August 2026, depending upon market conditions. The program does not obligate the Company to acquire any specific number of shares in any period, and may be expanded, extended, modified or discontinued at any time.
As part of the share repurchase program, the Group entered into a total return swap with a financial institution in September 2025. The institution bought 1,500,000 Pax shares and will hold the shares for the duration of the swap (maturing in September 2026). The Group expects to settle the cost of the total return swap by mid-2026, transfer the shares back to the Group and retire the shares - refer to note 12(c).

Patria Investments Limited	F-60

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

b.Additional paid-in capital
The additional paid-in capital amounts recorded on December 31, 2025, 2024 and 2023 are presented below:

	2025	2024	2023

Class A	461,153	389,497	314,593
Class B	186,101	186,101	186,101
Total additional paid-in capital	647,254	575,598	500,694
Utilized for dividend distribution (refer to note 29(c))	(57,850)	(48,359)	—
Net additional paid-in capital	589,404	527,239	500,694
The changes in additional paid-in capital for December 31, 2025, are summarized below:
i.On January 17, 2025, the Company issued 1,246,846 Class A common shares of the Company (US$14.7 million) to VBI’s previous owners as part settlement of the VBI option exercise.
ii.On January 31, 2025, the Company issued 2,423,546 Class A common shares of the Company (US$28.7 million) settling the second and final tranche of the Moneda deferred consideration.
iii.On February 28, 2025, and October 28, 2025, the Company issued 812,702 and 1,556 Class A common shares of the Company (US$9.5 million) respectively settling the bonus share plan.
iv.On June 4, 2025, the Company issued 1,377,266 Class A common shares of the Company (US$18.5 million) as part settlement of carried interest payable.
v.For the year ended December 31, 2025, the Company issued 20,468 Class A common shares of the Company (US$0.2 million) as compensation for Grant C restricted stock units that vested – refer to note 29(d).
The changes in additional paid-in capital for December 31, 2024, are summarized below:
i.On January 10, 2024, the Company issued 1,879,977 Class A common shares (US$28.7 million) in part settlement of the Moneda deferred consideration.
ii.On February 28, 2024, and during the second half of 2024, the Company issued 595,898 and 323,600 Class A common shares, respectively, in part settlement of bonuses for selected employees and key management (US$12.5 million).
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
The changes in additional paid-in capital for December 31, 2023, are summarized below:
i.On June 15, 2023, the Company issued 682,741 Class A common shares in part settlement of the Kamaroopin acquisition payable (US$10.1 million).
ii.On November 30, 2023, the Company issued 378,267 Class A common shares in part settlement of the Igah acquisition payable (US$5.4 million).

Patria Investments Limited	F-61

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.Dividends
Dividends are declared and paid to the Company’s shareholders deploying accumulated retained earnings. The current year’s dividends declared resulted in a depletion of available retained earnings, however, under Cayman Law, dividends may also be declared and distributed out of additional paid-in capital. As a result, additional paid-in capital to the value of US$ 9,491 (December 31, 2024: US$48,359) was deployed to fund the short-fall in accumulated retained earnings. The Group remains in a position to pay its debts as they fall due in the ordinary course of business.
Dividends declared and paid by the Group to the Company’s shareholders for the year ended December 31, 2025, 2024 and 2023 were:

Shareholder	2025		2024		2023
		US$		US$		US$

Class A	39,375	0.60	51,375	0.87	53,687	0.98
Class B	55,767	0.60	81,008	0.87	91,458	0.98
Total	95,142	0.60	132,383	0.87	145,145	0.98
On an annual basis, the Board reviews the dividend policy and for the 2026 financial year, the Board proposed paying a fixed quarterly dividend of US$0.1625 per share (US$0.65 for the 2026 financial year). The declaration and approval of the quarterly dividend is subject to meeting liquidity and solvency requirements.
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
The LTIP was approved and launched on November 28, 2022. From 2022 going forward a maximum of 600,000 shares can be granted from the LTIP. As of December 31, 2025, Grants A and B disclosed below have been granted from the LTIP.
A new LTIP was approved and launched on February 26, 2024. From 2024 going forward, a maximum of 5,380,000 shares can be granted from the LTIP. As of December 31, 2025, Grant C, Grant D and the Matching program disclosed below have been granted from the LTIP.
Grant A
Grant A was provided to eligible participants commencing from January 2022 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant A shall not exceed 101,408 (84,506 Performance Stock Units (“PSUs”) were granted to eligible participants under Grant A and the remaining 16,902 PSUs may be issued in the future, subject to the boost grant requirements being met).
Grant B
Grant B was provided to eligible participants commencing from January 2023 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant B shall not exceed 357,132 (297,610 PSUs were granted to eligible participants under Grant B and the remaining 59,522 PSUs may be issued in the future, subject to the boost grant requirements being met).

Patria Investments Limited	F-62

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Grant C
Grant C was provided to eligible participants commencing from June 2024 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant C shall not exceed 3,389,796 (2,384,830 PSUs were granted to eligible participants under Grant C, and the remaining 564,966 PSUs may be issued in the future, subject to the boost grant requirements being met). 543,953 Restricted Stock Units (“RSUs”) were also issued where eligible participants are required to remain in service for a specified period with no performance condition attached to the RSUs.
Grant D
Grant D was provided to eligible participants commencing from January 2025 in accordance with the terms of the LTIP.
The defined maximum number of shares under Grant D shall not exceed 2,353,655 (1,961,379 PSUs were granted to eligible participants under Grant D and the remaining 392,276 PSUs may be issued in the future, subject to the boost grant requirements being met.)
Matching program
The Matching program was provided to eligible participants commencing from February 2024 in accordance with the terms of the LTIP.
The defined maximum number of shares under the Matching program shall not exceed 924,008 RSUs which were granted during 2024.
The defined maximum number of shares under the Matching program for 2025 shall not exceed 1,557,247 RSUs which were all granted.
IPO Grant
The IPO Grant was subject to the completion of the IPO registration and approved by the board of director’s meeting on May 19, 2021, and is closed to new participants. The IPO grant mirrors the vesting conditions of Grant A, excluding the commencement date and share price on grant date used for measuring achievement of time and vesting conditions.
The defined maximum number of shares under the IPO grant shall not exceed 410,115 (289,183 PSUs were granted and the remaining 120,932 PSU might be issued subject to the boost grant requirements being met). As of Dec 31st 2025 there was a total of 105,157 outstanding granted units.

Patria Investments Limited	F-63

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The table below reflects the share plan activity for the years ending December 31, 2025, 2024 and 2023.

	IPO Grant	Grant A	Grant B	Grant C	Grant D	Grant C	Matching program
	Number of PSUs (in thousands)					Number of RSUs (in thousands)

Outstanding, December 31, 2022	184	85	—	—	—	—	—
Granted	—	—	298	—	—	—	—
Forfeited	(53)	—	(1)	—	—	—	—
Outstanding, December 31, 2023	131	85	297	—	—	—	—
Granted	—	—	—	2,823	—	544	924
Forfeited	(26)	(20)	(37)	(38)	—	—	(16)
Outstanding, December 31, 2024	105	65	260	2785	—	544	908
Granted	—	—	—	—	1,961	—	1,557
Forfeited	—	—	—	(15)	(17)	—	(112)
Vested	—	—	—	—	—	(61)	—
Outstanding, December 31, 2025	105	65	260	2,770	1,944	483	2,353
For the year ended December 31, 2025, a total of 61,404 Grant C RSU’s vested. The Group issued Class A common shares of the Company as compensation for 20,468 units with the remaining settlement to take place in due course. The intention of the Committee as of December 31, 2025, was to settle any future vesting through delivery of Class A common shares of the Company to participants.
The weighted-average fair value of PSU and RSU shares was determined on the grant date and calculated based on a Monte Carlo simulation, which incorporates the effects of the performance conditions on the fair value. Dividends were not considered separately in the model since the participants are compensated with more shares when dividends are distributed during the vesting period and the Total Shareholder Return (“TSR”) performance condition already considers dividends distributed as part of the calculation.

LTIP	Grant date	Weighted-average fair value

IPO grant	January 22, 2021	US$ 13.05
Grant A	December 1, 2022	US$ 8.80
Grant B	January 22, 2023	US$ 12.37
Grant C - PSU	January 19, 2024	US$ 9.99
Grant C - RSU	June 30, 2024	US$ 12.06
Grant D - PSU	January 22, 2025	US$ 7.51
Matching program	February 28, 2024	US$ 14.89
Matching program	February 28, 2025	US$ 9.12

Patria Investments Limited	F-64

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Reconciliation of the capital reserves:

Description	Amount (US$)'000
	2025	2024	2023

Opening balance – January 1	22,041	2,960	1,495
Share-based incentive plan expense (a)	17,298	7,454	1,465
Bonus share plan accrual (b)	19,168	11,627	—
Bonus share plan settled	(11,627)	—	—
RSU vested	(234)	—	—
Closing balance – December 31	46,646	22,041	2,960

Closing balance consists of:
- Share-based incentive plan	27,478	10,414	2,960
- Bonus share plan	19,168	11,627	—
	46,646	22,041	2,960

(a) Refer to note 23 for expenses incurred for the years ended December 31, 2025, 2024 and 2023.
(b) The Group entered into a bonus share plan with senior employees providing them with the option to receive bonus payments in cash or equity. Equity settlement will be in the form of Class A common shares of the Company. Once the qualifying employees elected to receive cash or equity, the equity portion of the bonus payable is recognized directly in equity of the Group with no vesting conditions attached to the instruments. On December 31, 2025, an estimated amount of US$ 19.2 million was raised in capital reserves to be settled with Class A common shares of the Company. The post-tax amount of US$11.3 million was settled with the issuance of 747,898 shares during February 2026 - refer to note 33.
e.Earnings per share (basic and diluted)
Basic earnings per share have been calculated based on the Group’s consolidated net income for the year attributable to the holders of the Company's common shares.
Share transactions that impacted basic earnings per share
VBI call option exercised
On August 1, 2024, the Group exercised its option to acquire the remaining 50% interest in VBI. The option arrangement was put in place between the Group and the non-controlling interest of VBI upon the business combination that took place during July 2022. The option arrangement includes the acquisition of 50% common shares and the preferred stocks from previous owners of VBI with the purchase consideration that includes an equity settlement of R$175.3 million (approximately US$32.0 million) that will be settled with the issuance of Class A common shares of the Company in two equal tranches during January 2025 and January 2026. The 2025 tranche was settled on January 17, 2025, and the weighted average impact of approximately 1,247,000 shares has been included in basic earnings per share for the year ended December 31, 2025.
For the second tranche to be settled in 2026, except for the passage of time, no vesting conditions are linked to the issue of shares. The weighted average impact of approximately 1,034,000 shares has been included in basic earnings per share for the year ended December 31, 2025.

Patria Investments Limited	F-65

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Moneda deferred consideration
On January 29, 2025, an amendment to the Moneda share purchase agreement was executed with Moneda’s former partners, who are currently employees of the Group, to settle the second installment of deferred consideration with equity through issuance of the Company’s Class A common shares. On January 31, 2025, 2,423,546 Class A common shares were issued with the weighted average impact of the issuance (approximately 2,238,000 shares) has been included in basic earnings per share for the year ended December 31, 2025.
Employee-profit sharing
Eligible employees received their profit-sharing awards for the year ending December 31, 2024, in the form of Class A common shares of the Company. As the shares vested with the issuance of 814,258 Class A common shares of the Company to the eligible employees, the weighted average impact of the issuance (approximately 685,000 shares) has been included in basic earnings per share for the year ended December 31, 2025.
Carry bonus
On June 4, 2025, the Company issued 1,377,266 Class A common shares of the Company settling a part of carried interest payable. The weighted average impact of the issuance (approximately 797,000 shares) has been included in basic earnings per share for the year ended December 31, 2025.
Vesting of Grant C restricted stock units
On January 19, 2025, 61,404 Grant C restricted stock units vested and will be settled with the issuance of Class A common shares of the Company. The weighted average impact of the vested shares (approximately 59,000 shares) has been included in basic earnings per share for the year ended December 31, 2025.
Potential share transactions considered for diluted earnings per share
Share based incentive plans
PSUs
The potential dilutive impact of share-based incentive programs with performance conditions is dependent on whether vesting conditions are deemed to be met on the reporting date. On December 31, 2025, and December 31, 2024, the performance conditions were not met with no impact on diluted earnings per share. PSUs could potentially dilute basic earnings per share in future.
RSUs
RSUs are stock units with a service condition. On reporting date, all the service conditions are deemed to be met for outstanding RSUs and the weighted average number of potential shares, determined by using the treasury share method, is included in the calculation of diluted earnings per share for the year ended December 31, 2025 (approximately 1,045,000 shares).
CSHG deferred consideration – with vesting requirements
With the acquisition of CSHG key employees of the acquired business will be compensated through the issue of Class A common shares of the Company, if the required vesting conditions are met. The total future and outstanding compensation of approximately US$5.0 million is subject to a vesting period between 2026 until 2027. The weighted average number of potential shares to be issued, if vesting conditions are met, are included in the calculation of diluted earnings per share for the year ended December 31, 2025 (approximately 64,000 shares).
There are no further outstanding financial instruments or agreements convertible into potentially dilutive common shares of the Company for the year ended December 31, 2025.

Patria Investments Limited	F-66

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

	2025	2024	2023

Net income for the year attributable to the Owners of the Company	85,651	71,875	118,400
Basic weighted average number of shares	159,643,687	153,293,782	148,207,379
Basic earnings per share	0.54	0.47	0.80
Diluted weighted average number of shares	160,756,015	153,921,883	148,679,965
Diluted earnings per share	0.53	0.47	0.80
f.Cumulative Translation Adjustments
The Company translates the financial information of its subsidiaries from their functional currency to U.S. dollars, which is the Company’s and the Group’s presentation currency. The effects of the translation are accounted for and presented in Equity under the caption “Cumulative Translation Adjustment”.
g.Non-controlling interests
On December 31, 2025, the Group had six subsidiaries with non-controlling interests as per the table below.

		Equity			Income (Loss)
Non-controlling interest	Interest	2025	2024	2023	2025	2024	2023

VBI Real Estate*	—%	—	—	(37,564)	—	1,842	2,128
Patria Asset Management	49.26%	19,937	17,076	16,417	2,111	733	287
Tria	41.18%	(1,092)	(7,523)	—	2,610	1,182	—
Patria Real Estate Latam*	1.10%	232	70	—	7	20	—
PEVC I General Partner IV*	57.08%	157	28	—	129	42	—
Pat HoldCo Servicios*	49.00%	2,337	—	—	(2)	—	—
SH Manco Holding*	25.00%	98	203	—	39	(7)	—
		21,669	9,854	(21,147)	4,894	3,812	2,415

*Due to immaterial values attributable to the non-controlling interest in these subsidiaries, no additional disclosure is presented in the consolidated financial statements.
Below is summarized financial information for subsidiaries that have material non-controlling interests. The amounts disclosed are before inter-company eliminations.
Consolidated statement of financial position – December 31, 2025, and 2024

Summarized Statement of Financial Position	Patria Asset Management		Tria
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Current assets	13,580	10,651	186,126	50,133
Current liabilities	(5,820)	(4,644)	(161,807)	(34,731)
Current net assets	7,760	6,007	24,319	15,402

Non-current assets	3,460	2,079	48,541	7,990
Non-current liabilities	(1,086)	(707)	(37,378)	(4,100)
Non-current net assets	2,374	1,372	11,163	3,890

Net assets	10,134	7,379	35,482	19,292

Patria Investments Limited	F-67

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Consolidated statement of income – December 31, 2025, 2024 and 2023

Summarized Income Statement	Patria Asset Management			Tria
	For the year ended December 31			For the year ended December 31
	2025	2024	2023 (a)	2025	2024 (b)
Net revenue from services	13,595	12,537	1,993	—	—

Personnel expenses	(4,826)	(6,101)	(742)	(2,135)	(1,339)
Amortization of intangible assets	—	—	—	(52)	(29)
General and administrative expenses	(1,792)	(1,658)	(179)	(715)	(376)
Other income/(expenses)	(82)	(23)	(151)	11,793	6,567
Finance income	248	12	—	1,509	643
Finance expense	(322)	(110)	(25)	(562)	(92)
Income before income tax	6,821	4,657	896	9,838	5,374

Income taxes	(2,405)	(1,666)	(310)	(3,165)	(1,827)
Current	(2,545)	(2,175)	(293)	(420)	—
Deferred	140	509	(17)	(2,745)	(1,827)
Net income for the year	4,416	2,991	586	6,673	3,547

Attributable to non-controlling interest	2,111	733	287	2,610	1,182

(a)Patria Asset Management was acquired on November 1, 2023, and operated for two months during the 2023 financial year.
(b)Tria was acquired on April 2, 2024, and operated for nine months during the 2024 financial year.
Reconciliation of the non-controlling interest balance for the years ended December 31, 2025, 2024 and 2023:

	VBI Real Estate	Patria Asset Management	Tria	Other (a)	Total

Balance on December 31, 2022	(39,330)	—	—	—	(39,330)
Recognized in business combination	—	15,147	—	—	15,147
Net income for the period	2,128	287	—	—	2,415
Dividends declared (b)	(3,663)	—	—	—	(3,663)
Capital contributions	4,743	—	—	—	4,743
Cumulative translation adjustment	(1,442)	983	—	—	(459)
Balance on December 31, 2023	(37,564)	16,417	—	—	(21,147)
Recognized in business combination	—	—	6,604	—	6,604
Net income for the period	1,842	733	1,182	55	3,812
Dividends declared (b)	(6,227)	(517)	—	—	(6,744)
Capital contributions	2,204	—	—	248	2,452
Gross obligation under put option	—	—	(17,117)	—	(17,117)
Derecognition of non-controlling interest	36,233	—	—	—	36,233
Cumulative translation adjustment	3,512	443	1,808	(2)	5,761
Balance on December 31, 2024	—	17,076	(7,523)	301	9,854
Net income for the period	—	2,111	2,610	173	4,894
Dividends declared (b)	—	(2,819)	—	—	(2,819)
Capital contributions	—	—	4,409	2,274	6,683
Cumulative translation adjustment	—	3,569	(588)	76	3,057
Balance on December 31, 2025	—	19,937	(1,092)	2,824	21,669

Patria Investments Limited	F-68

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)"Other" represents the non-controlling interest in Patria Real Estate Latam, PEVC I General Partner IV and SH Manco Holding and Pat Holdco Servicios.
(b)The dividends declared to non-controlling interests represent the share of the subsidiary’s profits that are distributed to the shareholders who hold the non-controlling interests. These dividends are accounted for as a decrease in equity attributable to the non-controlling interests.
Gross obligation – non-controlling interest
The business combination with Tria includes put option arrangements relating to the non-controlling interest as disclosed in note 21(d). The amounts payable under the option arrangements are recognized as the consolidated financial instruments reflecting the present value of the expected gross obligation payable under the arrangements and form part of non-controlling interest in the consolidated statement of changes in equity. As of December 31, 2025, the gross obligation had a present value of US$24.6 million (December 31, 2024: US$ 15.8 million).
30Business combinations
The following business combinations were completed during the years ended December 31, 2024 and 2023, that were accounted for under the acquisition method.
No business combinations were entered into by the Group for the year ended December 31, 2025.
Year ended December 31, 2024
a.Tria
On April 2, 2024, the Group closed on a transaction acquiring 66.67% interest in Tria Comercializadora de Energia Ltda. The business combination is a joined effort between the Group and individuals within the energy sector establishing an energy trading company. The Group invested R$100 million (US$19.8 million) of capital for 66.67% of Tria. The remaining 33.3% share capital was acquired by non-controlling interest for no consideration.
Details of the purchase consideration paid, the net identifiable assets acquired, non-controlling interest and goodwill recognized are listed in the table below. The cash consideration is comprised of cash and accounts receivable paid by the Group for its investment in Tria. On a consolidated level there were no cash outflows for the Group.
b.GPMS
On April 26, 2024, the Group closed a transaction acquiring a private equity carve-out interest from Aberdeen Plc, a European global investment group. The newly acquired business, together with Patria’s existing global private markets vehicles, will form a new vertical – Global Private Markets Solutions (“GPMS”).
The purchase consideration includes a contingent consideration recognized at a fair value of GBP 21.6 million (US$ 29.1 million). The settlement of the contingent consideration will take place between thirty-four and thirty-six months after the closing date and depends on GPMS achieving set revenue targets. The contingent consideration is capped at a maximum amount of GBP 20.0 million (US$ 26.9 million) plus interest.
Upon finalization of the acquisition price paid, additional goodwill to the value of GBP0.9 million (US$1.1 million) was recognized for the year ended December 31, 2025.
Details of the purchase consideration paid, the net identifiable assets acquired, and goodwill recognized are listed in the table below.

Patria Investments Limited	F-69

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

c.CSHG
On May 24, 2024, the Group closed on a transaction with Credit Suisse acquiring 100% of its Real Estate business in Brazil (“CSHG”) that includes seven REITS. Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below.
d.Nexus
On July 16, 2024, the Group completed a 100% acquisition of Nexus Capital, an independent alternative real estate asset manager in Colombia. The Permanent Capital vehicles linked to the acquisition is expected to be immediately accretive to the Group's Fee Related and Distributable Earnings. The business combination with Nexus includes a contingent consideration recognized at a current fair value of COP 18 billion (US$4.8 million). The settlement of the contingent consideration is due by 2027 and is dependent on the business achieving set benchmark fees with no limit placed on the potential final contingent settlement. Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below.
Details of the purchase consideration, the net identifiable assets acquired, and the goodwill are listed in the table below.

Acquisition date fair value of each major class of identifiable assets and liabilities recognized
	66.67% Tria April 2, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus July 16, 2024

Total purchase consideration
Cash consideration paid (a)	19,811	73,772	58,243	—
Equity consideration paid	—	—	—	14,690
Consideration payable	—	37,551	70,338	—
Contingent consideration payable	—	24,087	—	6,358
Total consideration transferred	19,811	135,410	128,581	21,048

Non-controlling interest (b)	6,604	—	—	—
Total consideration	26,415	135,410	128,581	21,048

The assets and liabilities recognized because of the acquisition are as follows: (c)
Cash and cash equivalents	9,906	19,506	—	345
Accounts receivable	9,905	1,751	—	491
Recoverable taxes	—	—	—	376
Short term investments	—	—	—	3
Property, plant and equipment	—	—	—	22
Other assets	—	48,127	—	2
Accounts payable	—	(226)	—	—
Personnel liabilities	—	(7,170)	(1,903)	(255)
Tax liabilities	—	—	—	(474)
Deferred tax asset / (liabilities) (c)	—	24	—	(235)
Loans	—	—	—	(95)
Deferred consideration payable on acquisition	—	—	(4,368)	—
Other liabilities	—	(54,258)	—	(768)
Intangible assets: contractual rights	—	92,754	114,107	9,872
Non-compete	—	4,358	—	1,211
Net identifiable assets acquired	19,811	104,866	107,836	10,495

Total consideration less net identifiable assets acquired: Goodwill (c)	6,604	30,544	20,745	10,553

Patria Investments Limited	F-70

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(a)Purchase consideration – cash outflow for the year ending December 31, 2024, to acquire the subsidiary, net of cash acquired:

	66.67% Tria April 2, 2024	GPMS carve-out April 26, 2024	100% Credit Suisse’s Real Estate business May 24, 2024	100% Nexus August 26, 2024	Total

Cash flow reconciliation
Cash consideration	19,811	73,772	58,243	—	151,826
Less: Cash acquired	(19,811)	(19,506)	—	(345)	(39,662)
Net outflow/(inflow) of cash - investing activities	—	54,266	58,243	(345)	112,164

Non-cash reconciliation
Total consideration	26,415	135,410	128,581	21,048	311,454
Less: Cash consideration paid	(19,811)	(73,772)	(58,243)	—	(151,826)
Less: Class A common share issued	—	—	—	(14,690)	(14,690)
Non-cash additions to the Group’s Statement of Financial Position	6,604	61,638	70,338	6,358	144,938
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
(c)During 2025, a deferred tax liability ("DTL") was recognized with a corresponding increase in goodwill for the fair value adjustments made on the date of acquisition to intangible assets acquired through business combinations. The recognition of the DTL with the corresponding increase in goodwill was not considered in the purchase price allocation for the business combinations during 2024 and as a result not included in the purchase allocation above. The impact in 2025 for business combinations that took place in 2024 amounted to US$24,672 - refer to note 14.
Year ended December 31, 2023
a.Kamaroopin
On April 12, 2023, the Group closed on the transaction with the controlling shareholder of Kamaroopin to acquire the remaining 60% interest and enter a business combination with Kamaroopin. The acquisition date carrying value of the Group’s previously held equity interest in Kamaroopin was remeasured to fair value at the acquisition date resulting in a US$4.2 million gain recognized in net income within other income (refer to note 26 for the 2023 financial year). The acquisition is structured as a combination of cash and equity consideration. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below. The first tranche of the acquisition of Kamaroopin was signed on December 8, 2021, and closed on February 1, 2022, and the second tranche was signed on March 16, 2023, and closed on April 12, 2023. The second stage completed the acquisition of the remaining 60%. As a result, Patria currently owns 100% of Kamaroopin.
b.Patria Asset Management
(formerly Gestoría Externa de Portafolios S.A.)
On November 1, 2023, the Group closed on a transaction with Banca de Inversión Bancolombia S.A. Corporación Financiera (“Bancolombia”), a financial conglomerate in Colombia entering into an agreement for the Group to subscribe for the acquisition of 50.74 per cent of the controlling shareholding in a Colombian entity Gestoría Externa de Portafolios S.A. renamed to Patria Asset Management. Bancolombia remains as the non-controlling interest shareholder entering into a shareholders agreement relating to the new entity. Details of the purchase consideration, the net assets acquired, and the goodwill are listed below.

Patria Investments Limited	F-71

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The assets and liabilities recognized because of the acquisition are as follows:
	100% Kamaroopin April 12, 2023	50.74% Patria Asset Management November 1, 2023

Total purchase consideration
Cash consideration paid (a)	2,024	4,787
Consideration payable	—	24,415
Contingent consideration payable	4,707	—
Equity consideration	10,130	—
Total consideration transferred	16,861	29,202

Non-controlling interest (b)	—	15,147
Fair value of equity interest previously held	11,132	—
Total consideration	27,993	44,349

The assets and liabilities recognized as a result of the acquisition are as follows: (c)
Cash and cash equivalents	178	—
Net working capital	(101)	—
Intangible assets: contractual rights	—	30,911
Intangible assets: non-contractual customer relationships	10,560	—
Intangible assets: brands	868	—
Property and equipment	15	—
Net identifiable assets acquired	11,520	30,911

Total consideration less net identifiable assets acquired: Goodwill (c)	16,473	13,438

(a)Purchase consideration – cash outflow for the year ending December 31, 2023, to acquire the subsidiary, net of cash acquired:

Cash flow reconciliation	Kamaroopin	Patria Asset Management	Total
Cash consideration	2,024	4,787	6,811
Less: Cash acquired	(178)	—	(178)
Net outflow of cash -investing activities	1,846	4,787	6,633

Non-cash reconciliation
Total consideration	16,861	29,202	46,063
Less: Cash consideration paid	(2,024)	(4,787)	(6,811)
Less: Class A common share issued	(10,130)	—	(10,130)
Non-cash additions to the Group’s Statement of Financial Position	4,707	24,415	29,122
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
(c)During 2025, a deferred tax liability ("DTL") was recognized with a corresponding increase in goodwill for the fair value adjustments made on the date of acquisition to intangible assets acquired through business combinations. The recognition of the DTL with the corresponding increase in goodwill was not considered in the purchase price allocation for the business combinations during 2023 and as a result not included in the purchase allocation above. The impact in 2025 for business combinations that took place in 2023 amounted to US$12,085 - refer to note 14.

Patria Investments Limited	F-72

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

31Financial instruments
a.Financial instruments by categories
The Group classifies its financial instruments into the categories below:

	Fair value Level	December 31, 2025	December 31, 2024

Financial assets

Financial assets at amortized cost
Accounts receivable		198,583	221,202
Cash and cash equivalents		53,601	33,418
Client funds on deposit and receivable		25,868	18,704
Deposit/guarantee on lease agreement		2,558	2,247
Investment funds receivable		2,283	—
Project advances		12,270	7,577
Other financial instruments - pre-paid energy trading contracts		15,049	—

Financial assets at fair value through profit or loss
Accounts receivable - Lavoro	2	15,385	12,332
Investments held in trust account	2	—	54,053
Long-term investments - KMP Growth Fund II	2	23,144	20,525
Long-term investments - Lavoro	1	1,065	11,337
Long-term investments - Other	2	20,318	17,354
Short term investments	1	35,111	4,956
Other financial assets – Call options	3	6,372	3,578
Other financial assets – Energy trading contracts	2	164,449	25,169
Other financial assets – Total return swap	2	1,194	—

Financial liabilities
Financial liabilities at amortized cost
Asset-backed payable		68,374	—
Client funds payable		25,868	18,704
Commitment subject to possible redemption		—	54,053
Consideration payable from acquisitions		143,005	184,596
Gross obligation under put option		24,577	18,258
Lease liabilities		23,816	22,438
Loans		174,868	227,971
Suppliers		58,841	41,788

Financial liabilities at fair value through profit or loss
Contingent consideration payable from acquisitions	3	41,429	38,628
Other financial liabilities – Energy trading contracts	2	149,879	17,686
Other financial liabilities – Warrants	3	—	6,143
b.Financial instruments measured at fair value through profit or loss
The fair value hierarchy indicated for financial instruments measured at fair value through profit or loss are classified according to the following hierarchical levels:
•Level 1: measurement based on quotations of identical financial instruments, traded in an active market, without any adjustments;

Patria Investments Limited	F-73

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
Transfers between Levels
Transfers between fair value hierarchy levels are analyzed at the end of each reporting period. A transfer into Level 3 would be deemed to occur where there is a change in liquidity or other inputs used in the valuation of the financial instrument.
For the year ended December 31, 2025, the Group had the following transfer between Levels 1 and 2:
On January 1, 2025, the "Accounts receivable – Lavoro" financial instrument was transferred from Level 1 to Level 2. The asset-linked receivable is not traded in active market, however, the valuation of the receivable is linked to the publicly trade share price of Lavoro as observable input (Level 2 measurement) - refer to note 12(b). The value of the "Accounts receivable – Lavoro" financial instrument was not affected by the transfer between levels.
For the year ended December 31, 2024, the Group had the following transfers between Levels 1, 2 and 3.
Transfer from Level 1 to Level 3 fair value measurement
On November 15, 2024, the "Other financial liabilities - Warrants" financial instrument was transferred from Level 1 to Level 3. On September 30, 2024, the fair value of the Warrants issued in connection with the IPO of PLAO was measured using the listed market price of such Warrants, a Level 1 measurement, valued at US$0.3 million. The Warrants were delisted on November 15, 2024, and from December 31, 2024, fair value is measured using a Monte Carlo simulation. The Monte Carlo simulation arrived at a liability of US$6.1 million with a loss of US$5.8 million recognized in the consolidated statement of income for the year ended December 31, 2024 (refer to note 27).
Transfer from Level 3 to Level 2 fair value measurement
On December 31, 2024, the "Long-term investment – KMP Growth Fund II" financial instrument was transferred from Level 3 to Level 2. The valuation methodology changed from using a discounted cash flow to adjusting the valuation in line with the capital account statements received from the fund administrator. The Level 2 allocation is consistent with the Level allocation of other long-term investments held by the Group.
Level 2 valuation techniques – Observable inputs
Investments held in trust account
The SPAC Trust Account is comprised of U.S. treasury notes and bills. The current issued US treasury notes and bills serve as observable input for the valuation of the US treasury notes and bills held by the SPAC (SPAC held US treasury notes and bills were issued before the most recent issue and still outstanding at measurement day (off-the-run)). The investment held in trust account was fully depleted during 2025 with the redemption of SPAC public shares - refer to note 12.a(b).
Accounts receivable – Lavoro
The valuation of the receivable is linked to the publicly traded share price of Lavoro (refer to note 12(b) for details) that serves as observable input for the valuation at measurement date.

Patria Investments Limited	F-74

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Long-term investments
The valuation of long-term investments at measurement date is based on capital account statements received from fund administrators.
Energy trading contracts
Fair value adjustments on energy trading contracts are based on energy prices as published by BBCE – Balcão Brasileiro De Comercialização De Energia, adjusted for the time value of money and taxes using interest - and tax rates available in the market as observable inputs.
Total return swap
The valuation of the total return swap is linked to the publicly traded share price of PAX and the Secured Overnight      Financing Rate ("SOFR") that serve as observable inputs for the valuation at measurement date.
Level 3 valuation techniques - Unobservable inputs
The following analysis illustrates valuation techniques, unobservable inputs used to value Level 3 financial instruments and the sensitivity to reasonable changes in the most significant underlying variables used in the measurement.

Description		Note	Valuation technique	Unobservable inputs	Range of unobservable inputs	Sensitivity	Financial impact

Other financial instruments	Tria call option	21 (c)	Monte Carlo simulation	Average EBITDA *	Risk neutral EBITDA with Standard deviation incorporated	10% change	Increase: US$ 1.4 million Decrease: US$ 1.1 million
Other financial instruments	Warrant liability	21 (c)	Monte Carlo simulation	Business combination probability	1.0% to 10.0%	1% 10%	US$ - million
Consideration payable from acquisition	Contingent consideration payable from acquisition – GPMS	21 (b)	Discounted cash flow	Discount rate Projected revenue targets	5.7%	100 basis points	US$ 0.4 million
Consideration payable from acquisition	Contingent consideration payable from acquisition – Nexus	21 (b)	Contractual payment achieving benchmark fees	Achieving benchmark fees	Benchmark fees as per acquisition agreement	1% Change	US$ 0.1 million
Consideration payable from acquisition	Contingent consideration payable from acquisition – BlueMacaw	21 (b)	Discounted cash flow	Discount rate Achieving fundraising targets	14.7%	100 basis points	US$ 0.1 million
Consideration payable from acquisition	Contingent consideration payable from acquisition – Kamaroopin	21 (b)	Discounted cash flow	Discount rate Achieving fundraising targets	14.7%	100 basis points	US$ - million

*EBITDA - Earnings before interest, tax depreciation and amortization
Other financial instruments:
(i)The Tria Call Option was valued using a Monte Carlo simulation. The expected life of the Tria Option arrangements is in accordance with the timeline disclosed in note 12(c) with an estimated Earnings Before Interest, Taxation, Depreciation and Amortization (EBITDA) as the unobservable input. The derivative was recorded as a financial asset in the Group’s consolidated statement of financial position with the impact from this transaction presented in notes 12(c) and 27.

Patria Investments Limited	F-75

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

(ii)The PLAO public warrants were valued using a Monte Carlo simulation until Class A ordinary shares and warrants began trading separately on May 4, 2022. From May 4, 2022, through September 30, 2024, the PLAO warrants have been measured using the listed market price. In the fourth quarter of the 2024 financial year, the PLAO public warrants ceased trading on Nasdaq as they did not meet the continued listing requirement. On December 31, 2025, the warrants were valued using a Monte Carlo simulation with a fair value of US$ Zero. The impact of the fair value adjustment is presented in note 27.
Contingent consideration payable from acquisition:
(i)GPMS business combination
    The Group is required to make a contingent payment, subject to the acquired Aberdeen carve-out funds achieving set revenue targets per the terms of the purchase agreement with a maximum of GBP20.0 million (US$26.9 million) plus interest as potential earn-out settlement. The contingent consideration payment (payable in GBP) had a fair value of US$ 24.1 million and US$29.1 million on acquisition date (April 26, 2024) and December 31, 2025. The fair value was estimated on the acquisition date by projecting revenue target over thirty-four-month period from the acquisition date. The potential earn-out was calculated using unobservable revenue targets and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by April 2027 with the impact of the fair value adjustments presented in note 26.
(ii)Nexus business combination
    The Group is required to make a contingent payment, subject to the acquired entity achieving set benchmark fees per the terms of the purchase agreement with no cap on the potential earn-out settlement. The contingent consideration payment (payable in COP) had a fair value of US$ 6.4 million and US$4.8 million on acquisition (July 16, 2024) date and December 31, 2025, respectively. The potential earn-out was calculated using unobservable benchmark fees and discount rate as inputs to estimate the fair value at the acquisition date. The earn-out is expected to be settled by July 2027 with the impact of the fair value adjustments presented in note 26.
(iii)BlueMacaw fund management rights acquisition
    The Group is required to make contingent payments, subject to the acquired fund managing activities achieving certain fundraising objectives per the terms of the purchase agreement. The contingent consideration payment (payable in USD) had a fair value of US$ Zero and US$7.5 million on acquisition date (April 3, 2023) and December 31, 2025, respectively. The earn-out is expected to be settled between 2026 and 2028 with the impact of the fair value adjustments presented in note 26.
(iv)Kamaroopin business combination
    The Group is required to make contingent payments, subject to the acquired entity achieving certain fundraising objectives per the terms of the purchase agreement (earn-out range between US$ 4.0 million and US$ 10.1 million). The contingent consideration payment (payable in BRL) had a fair value of US$4.70 million and US$ Zero on acquisition date (April 12, 2023) and December 31, 2025, respectively. The deadline to achieve targeted fundraising lapsed and the contingent consideration was derecognized with the impact of the derecognition presented in note 26.

Patria Investments Limited	F-76

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

The following table presents a reconciliation of financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2025, and December 31, 2024:

	Contingent considerations payable (a)	Long term investments at fair value through profit or loss (b)	PLAO Warrant liability	Call options (c)

Fair value of Level 3 financial instruments on December 31, 2023	18,201	27,624	—	2,896
Cumulative translation adjustment	(2,774)	—	—	(393)
Additions	30,445	—	—	791
Derecognition / settlements - VBI	(10,118)	—	—	(2,522)
Transfer from level 1 to level 3	—	—	470	—
Transfer from level 3 to level 2	—	(27,624)	—	—
Changes in fair value *	2,874	—	5,673	2,806
Fair value of Level 3 financial instruments on December 31, 2024	38,628	—	6,143	3,578
Cumulative translation adjustment	3,728	—	—	988
Derecognition	(1,049)	—	—	—
Settlement - BlueMacaw	(1,000)
Change in fair value *	1,122	—	(6,143)	1,806
Fair value of Level 3 financial instruments on December 31, 2025	41,429	—	—	6,372

* Changes in fair value include the impact from price risk and/or foreign exchange rate risk.
(a)Include contingent consideration payable from acquisitions to sellers of VBI, Kamaroopin, Nexus, BlueMacaw and GPMS (refer note 21 (b)). The VBI contingent consideration was settled on August 1,2024, with the exercise of the call option.
(b)Relates to investments in Patria Growth Capital Fund I Fundo de Investimento em Participações Multiestratégia, and KMP Growth Fund II (refer note 12(b)).
(c)Include VBI and Tria call option arrangements to purchase remaining non-controlling interest and other purchased options (refer note 21(d)). The VBI call option was exercised on August 1, 2024.
c.Financial instruments measured at amortized cost
On December 31, 2025, and 2024, the recognized values of financial instruments measured at amortized cost correspond approximately to their fair values. Financial instruments are initially recognized at the present value of the future settlement value and subsequently adjusted for the time value of money where the future expected settlement value is significantly different from the present value. Time value of money is accounted for on loans, gross obligation under put options, consideration payable from acquisitions, lease liabilities and the asset-backed payable. The remainder of financial instruments are considered short-term in nature and the current recognized value approximates its’ fair value.
d.Risk management
The Group is exposed to the following risks arising from the use of financial instruments:
(i)Credit risk
(ii)Liquidity risk
(iii)Market risk
The Group determines concentrations of risk by assessing the nature, extent, and impact of risks in its investment portfolio. This assessment considers a range of factors that are relevant to its investment strategy and objectives, including geographic concentration, industry concentration, credit risk, market risk, and liquidity risk.

Patria Investments Limited	F-77

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
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
(i)Credit risk
Credit risk is the possibility of incurring a financial loss if a client or a counterpart in a financial instrument fails to perform its contractual obligations.
The Group has low exposure to credit risk because its customer base is formed by investors in each investment fund. These investors are required to comply with the capital calls to repay related investment fund expenses. If capital calls are not complied with, the participation of that investor is diluted among the remaining investors of the investment fund. Additionally, management fees could be settled by the sale of the underlying investments kept by the investment funds. The cash and short-term investments are maintained in large financial institutions with high credit ratings.
Furthermore, accounts receivable balances on December 31, 2025, consist of management fees, performance fees of investment funds, advisory fees and reimbursement of expenses to be received from investees of such investment funds as well as settlements receivable form energy trading contracts.
The amounts receivable, including project advances, on December 31, 2025, are expected to be received as demonstrated below:

	Overdue					Due in
	Less than 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	01 to 90 days	91 to 180 days	181 to 270 days	271 to 360 days	Over 360 days	Total

Accounts Receivable (a)	4,627	2,685	1,554	1,171	9,446	79,121	12,507	223	7,242	95,392	213,968
Project Advances	—	—	—	—	—	3,533	3,049	1,512	4,176	—	12,270
Total	4,627	2,685	1,554	1,171	9,446	82,654	15,556	1,735	11,418	95,392	226,238

(a)Due in "Over 360 days" include:
•The postponed balance of US$76.8 million for PBPE VI LP. (“PBPE Fund IV”) - refer to note 8(b).
•The Lavoro asset-linked receivable of US$15.4 million - refer to note 8(c).

ii.Liquidity risk
Liquidity risk is the possibility that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets which might affect the Group’s payment ability, taking into consideration the different currencies and settlement terms of its financial assets and financial liabilities.
The Group performs the financial management of its cash and cash equivalents and short-term investments, keeping funds available for honoring its obligations and reducing its exposure to liquidity risk. Additionally, the Group has the option for certain financial instruments to be settled either in cash or through issuing Class A common shares of the Company.

Patria Investments Limited	F-78

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Expected future payments reflect undiscounted future cash outflows to settle financial liabilities on December 31, 2025, which are shown below.

	Expected liabilities to be paid in
	01 to 60 days	61 to 120 days	121 to 180 days	181 to 360 days	Over 360 days	Total

Suppliers	58,841	—	—	—	—	58,841
Lease payments	1,051	1,052	1,052	3,157	22,832	29,144
Loans (a)	264	3,728	1,461	5,354	182,095	192,902
Consideration and deferred consideration payable	31,123	29,538	4,599	29,570	37,253	132,083
Contingent consideration payable	4,836	2,185	—	—	38,506	45,527
Gross obligation under put option	—	—	—	—	44,217	44,217
Financial liabilities – energy trading contracts (b)	19,425	20,861	15,479	61,658	32,456	149,879
Asset-backed payable (c)	—	—	—	—	75,000	75,000
Client funds payable (d)	25,868	—	—	—	—	25,868
Total	141,408	57,364	22,591	99,739	432,359	753,461

(a)Principal values outstanding on December 31, 2025, are expected to be settled on maturity – refer to note 16 for maturity dates of loans with financial institutions.
(b)The Group has an equivalent of US$179.5 million in energy trading financial assets which decreases the Group's liquidity risk on settlement date – refer to note 12(c) for the aging of financial assets and liabilities on energy trading.
(c)To be settled with funds receivable from PBPE Fund IV - refer to note 8(b).
(d)Settled with proceeds held in Client funds on deposit account - refer note 7.
iii.Market risk
Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Group is exposed to the following market risks:
•security price risk,
•commodity price risk,
•interest rate risk, and
•foreign exchange risk
The Group's policy is to minimize its exposure to market risk.
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
A 10% (December 31, 2024: 10%) increase in the price of Level 2 Long-term investments, with other variables held constant, would have increased the net income before income tax by US$4.3 million (December 31, 2024: US$2.9 million). A 10% decrease in the price will have an equal but opposite impact.

Patria Investments Limited	F-79

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

In addition to the investments in investment fund products, the Group holds publicly traded shares in Lavoro, a Level 1 financial instrument. The Group is exposed to security price risk if the shares trade below US$3.50 as a price below US$3.50 will fall outside of the spread covered by the investment fund – refer to note 12(b). On December 31, 2025, the share price of Lavoro was trading for US$0.45 that resulted in a net unrealized loss of US$7.2 million recognized in consolidated statement of income for the year.
The valuation of the total return swap is linked to the fluctuation in PAX share price and a 10% increase in the share price would increase the net income before income tax by US$2.4 million. A 10% decrease in the price will have an equal but opposite impact.
Commodity price risk
The Group trades energy contracts in Brazil as disclosed in note 12(c). Commodity price risk exists as the Group is exposed to unexpected changes in energy prices due to extraordinary events. The risk is managed by controlling exposure to price fluctuations within acceptable parameters while optimizing returns.
The Group has a net financial asset position in energy contracts of US$29.6 million - refer to note 12(c). A 10% fluctuation in current energy prices in Brazil will result in a US$1.9 million change in the Group’s net financial asset position.
Interest rate risk
The Group has loans with leading financial institutions as summarized in note 16. The financial institutions charge interest at SOFR plus a fixed premium. An interest rate risk exists due to possible unexpected changes in the SOFR rate.
The sensitivity analyses have been determined based on the exposure for floating rate payables at the reporting date.

Interest rate exposure	Net income impact *	Sensitivity - 100bps Increase	Sensitivity - 100bps Decrease

Sensitivity on net income before tax	12,081	(1,840)	1,840
*The net income impact represents the interest expense for the year ended December 31, 2025 - refer to note 27.
Foreign exchange risk
Foreign exchange risk exists as the Group is exposed to changes in foreign exchange rates affecting the income or expenses, and the assets or liability balances of contracts indexed to a foreign currency. The Group measures its foreign exchange exposure by subtracting its non-US dollar currency liabilities from its respective non-US dollar currency denominated assets, thus obtaining its net foreign exchange exposure and the amount affected by exchange fluctuations.
The sensitivity analysis below is based on financial assets and financial liabilities exposed to currency fluctuations against the US dollar, as demonstrated below:

Patria Investments Limited	F-80

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

On December 31, 2025	Balance in each exposure currency						Exchange Variation impact in US$ considering 10% change in the reporting date rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)	Other (f)

Cash and cash equivalents	129,832	6,107	10,682,087	11,298,921	5,446	4,679	4,795
Short term investments	93,147	—	804,002	35,544,150	—	—	2,722
Client funds on deposit & receivable	—	—	23,347,795	—	—	—	2,587
Accounts receivable	366,100	—	11,401,065	17,387,010	7,866	—	9,436
Projects Advance	24,911	—	224,938	1,125,556	221	—	537
Deposit/guarantee on lease agreement	88	336	1,212,992	104,959	589	—	222
Long-term investments	9,607	—	481,354	7,295,837	2,381	—	742
Investment funds receivable	—	—	2,060,675	—	—	—	228
Client funds payable	—	—	(23,347,795)	—	—	—	(2,587)
Lease liabilities	(30,458)	—	(3,002,414)	(5,652,410)	(6,139)	—	(1,862)
Suppliers	(259,339)	(271)	(1,444,443)	(2,142,549)	(4,300)	—	(5,512)
Other financial assets	1,021,493	—	—	—	—	—	18,565
Other financial liabilities	(824,699)	—	—	—	—	—	(14,988)
Loans	—	—	(106)	(1,500,227)	—	—	(40)
Gross obligation under put option	(123,904)	—	—	—	—	—	(2,252)
Consideration and deferred consideration payable from acquisitions	(388,294)	—	—	(133,897,759)	(26,273)	—	(14,135)
Contingent consideration payable from acquisition	—	—	—	(18,288,540)	(21,579)	—	(3,391)
Net Impact							(4,933)

On December 31, 2024	Balance in each exposure currency					Exchange Variation impact in US$ considering 10% change in the reporting date rates.
	BRL(a)	HKD (b)	CLP (c)	COP (d)	GBP (e)
Cash and cash equivalents	16,381	8,165	5,801,886	38,227,167	8,711	2,912
Short term investments	9,015	—	1,211,133	595	—	267
Client funds on deposit & receivable	—	—	18,612,153	—	—	1,870
Accounts receivable	280,434	1	10,655,062	11,129,539	12,122	7,371
Projects Advance	15,075	—	957,783	1,659,138	413	431
Deposit/guarantee on lease agreement	88	240	1,187,614	149,008	514	192
Long-term investments	6,540	—	575,532	7,891,367	118	357
Client funds payable	—	—	(18,612,153)	—	—	(1,870)
Lease liabilities	(37,170)	—	(3,639,862)	(5,710,950)	(4,358)	(1,642)
Suppliers	(127,861)	(261)	(2,133,015)	(4,788,674)	(4,749)	(2,986)
Other financial assets	178,011	—	—	—	—	2,875
Other financial liabilities	(109,517)	—	—	—	—	(1,769)
Loans	—	—	100	341,037	—	8
Gross obligation under put option	97,561	—	—	—	—	1,576
Consideration and deferred consideration payable from acquisitions	(443,089)	—	—	(121,147,698)	(45,319)	(15,585)
Contingent consideration payable from acquisition	(44,673)	—	—	(26,817,201)	(20,206)	(3,863)
Net Impact						(9,856)

(a)BRL - Brazilian Real, (b) HKD - Hong Kong dollar, (c) CLP - Chilean Peso, (d) COP - Colombian Peso, (e) GBP - Pound Sterling (f) Other - Mexican Peso & Peruvian Nuevo Sol

Patria Investments Limited	F-81

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

32Related parties
a.Key management compensation
The amounts paid to directors and officers for their roles as executives for the years ended December 31, 2025, 2024 and 2023 included in “Personnel expenses” are shown below:

	For the years ended December 31,
	2025	2024	2023

Key management compensation	(9,240)	(7,397)	(6,971)
For the year ended December 31, 2025, the Group has accrued US$17.6 million (2024: US$13.2 million) as bonuses payable to key management. The accrued bonus is comprised of US$6.8 million in cash and US$10.8 million in equity as part of the share-based bonus payable. The expense for key management bonuses provided for are included in "Personnel expenses".
Additionally, for the year ended December 31, 2025, the Group accrued US$0.8 million (2024: US$0.8 million) as a Strategic Bonus payable to key management. The balance of US$1.6 million is payable on December 31, 2025 (December 31, 2024: US$0.8 million). The expense for the strategic bonus is included in "Deferred consideration expense" in the consolidated statement of income.
The Group has share-based incentive plans which provide long-term incentives to key management in exchange for their services - refer to note 29(d). For the year ended December 31, 2025, the Group recognized US$17.3 million as an expense (December 31, 2024: US$7.5 million) with a balance of US$27.5 million outstanding on December 31, 2025, (December 31, 2024: US$10.4 million). The expense for the incentive plans is included in "Personnel expenses".
b.Deferred consideration
As described in note 21.b(c), deferred consideration is payable to the management of CSHG and GPMS. The deferred consideration payable to Moneda management was finalized and paid for by issuing 2,423,546 Class A common shares on January 31, 2025.
c.Consideration payable from acquisitions
As described in note 21.b(b)(iii), US$7.5 million as earn-out is payable to a member of key management.
d.Long-term investments
As described in notes 12(b), on March 1, 2023, the Group purchased shares on behalf of PBPE General Partner V, Ltd.’s investment fund Private Equity Fund V (PE V) in Lavoro Agro Limited (“Lavoro”) for approximately US$8.2 million. On December 31, 2025, the investment had a value of US$1.1 million - refer to note 12(b). Lavoro was a private equity investment of PE V prior to going public and entering into a business combination (closed February 28, 2023) with an independent SPAC entity, formerly known as TPB Acquisition Corporation I. The impact on the consolidated statement of income is presented under note 27(g).
e.Carried interest allocation
As described in note 23(b), up to 35% of the performance fee receivable from certain of the Group’s investment funds are payable to key management of the Group.
f.Lease commitments
Note 21(a) details lease payments made for various office premises and include the following leases with related parties:
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
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

iii.Patria Asset Management leases office space in Medellín, Colombia, from Fondo Inmobiliario Colombia, a fund managed by the Group.

The impact of the abovementioned leases on the consolidated statement of financial position and consolidated statement of income was as follows:

Consolidated statement of financial position

Related party lease - Santiago	2025	2024

Lease liabilities (current)	574	803
Lease liabilities (non-current)	1,610	2,854

Related party lease - Gestão e Transformação Infraestrutura

Lease liabilities (current)	300	260
Lease liabilities (non-current)	934	1,203

Related party lease - Fondo Inmobiliario Colombia

Lease liabilities (current)	67	48
Lease liabilities (non-current)	809	707
Consolidated statement of income

Related party lease - Santiago	2025	2024	2023

Principal paid	526	844	538
Depreciation of right-of-use assets	533	785	551
Interest on lease liabilities	53	94	79

Related party lease - Gestão e Transformação Infraestrutura

Principal paid	431	249	—
Depreciation of right-of-use asset	292	—	—
Interest on lease liabilities	152	122	—

Related party lease - Fondo Inmobiliario Colombia

Principal paid	160	102	—
Depreciation of right-of-use assets	91	48	—
Interest on lease liabilities	105	94	—
g.SPAC
Refer to notes 5(h) and 21(c) for related party transaction with the SPAC.
h.Tria option arrangements
Four directors of Tria hold a 41.18% interest in Tria. The option arrangements provide the Group with the option to acquire the remaining 41.18% interest in Tria from these individuals – refer to note 21(d)(iii).
i.Igah option arrangements
Three directors of PILTDA hold a 57.08% interest in Igah GP IV. The option arrangements provide the Group with the option to acquire the remaining 57.08% interest in the company from these individuals – refer to note 21(d)(ii). Amounts payable for the additional interest in Igah GP IV are presented under note 21(b) with adjustments to the consideration payable from acquisitions in note 27.

Patria Investments Limited	F-83

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

j.Dividends payable
No related party dividends were outstanding for December 31, 2025. For December 31, 2024, dividends were payable to the previous non-controlling interest of VBI which were settled in 2025.
33Events after the reporting period
Acquisition – Solis Investimentos in Brazil
On November 26, 2025, the Group entered into an agreement to acquire a 51% controlling interest in Solis Investimentos Ltda., a Brazilian investment manager specializing in structuring and management of Collateralized Loan Obligations ("CLOs").
On January 2, 2026, the Group completed the execution of the agreement and entered into a business combination with Solis Investimentos, for a total consideration of R$220.7 million (US$40.1 million). During the first quarter of 2026, the Group paid 76% of the total consideration, with the remaining balance payable in 2027.
Acquisition – RBR Gestão de Recursos in Brazil
On December 11, 2025, the Group entered into a definite agreement to acquire 100% interest in RBR Gestão de Recursos Ltda. ("RBR"), a Brazilian investment manager overseeing twelve funds, eleven of which are listed Real Estate Investment Trusts (“REITs”) primarily focused on credit and multi-asset strategies. The acquisition solidifies our position as one of the leading manager of listed REITs in Brazil, while further enhancing our scale in strategically critical credit and multi-asset strategies.
On February 2, 2026, the Group completed the execution of the agreement and entered into a business combination with RBR for a total consideration of R$478.9 million (US$86.7 million). As of the date of the issuance of these financial statements, the Group had paid 26% of the total consideration, with the remaining balance payable between the second half of 2026 and 2029.
Acquisition – WP Global Partners in the United States of America
On February 2, 2026, the Group entered into an agreement to acquire 100% interest in WP Global Partners LLC, a US based private equity solutions manager focused on the lower-middle market. The acquisition aims to strengthen the Group's local presence and investment capacity in North America and supports increasing global investor demand for middle-market private equity exposure.
On April 1, 2026, the Group completed the execution of the agreement and entered into a business combination with WP Partners, for a total consideration of US$30.0 million plus earn out conditioned to certain revenues increase thresholds up to US$50 million. The Group settled a total US$15.0 million of the consideration during April 2026 with the remainder of the cash consideration to be settled between 2027 and 2029.
Acquisitions - Solis, RBR and WP
On the date these consolidated financial statements were authorized for issue, the Group has not yet completed the purchase price allocations related to the acquisitions above due to it short period of time. Management expects that the considerations paid will be substantially allocated to contractual rights, non-contractual customer relationships and goodwill. Upon completion of the initial accounting for the business combinations, the disclosures will be supplemented with the following:
•acquisition-date fair value of each major class of assets acquired and liabilities assumed;
•the acquisition-date fair value of each major class of consideration transferred, including any contingent consideration:
•the fair value of any goodwill recognized including related tax implications; and
•the fair value of any contingent liabilities assumed.

Patria Investments Limited	F-84

Notes to the Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
(Amounts in thousands of United States dollars - US$, except where otherwise stated)

Consideration payable from acquisitions
The Group settled the following consideration payable from acquisitions post year-end up until the date of issuance of these consolidated financial statements:
•On January 20, 2026, the Group issued 1,074,339 Class A common shares of the Company (approximately US$15.9 million) to the previous owners of VBI as settlement of the call option equity consideration payable – refer to note 21.b (a)(v). Additionally, on January 29, 2026, the Group paid US$2.8 million in cash as settlement of the cash consideration payable for the call option exercised.
•On January 29, 2026, the Group paid US$5.1 million in cash settling the contingent consideration payable for the acquisition in Nexus - refer to note 21.b(b)(iv).
•On January 29, 2026, the Group paid US$5.1 million in cash settling the current portion of the consideration payable for the fund management rights acquisition in Genial - refer to note 21.b(a)(i).
•On February 28, 2026, the Group settled the amount payable to GPMS key management for commission agreements in place issuing 65,905 Class A common shares of the Company (US$1.0 million net of taxes) and paid US$6.0 million in cash - refer to note 21.b(c)(ii).
•Between February 28, 2026, and March 5, 2026, the Group paid US$1.3 million in cash settling the current portion of Igah consideration payable for the additional interest acquired in Igah IV - refer to note 21.b(a)(iii).
•On April 7, 2026, the Group paid US$2.2 million in cash settling the current portion of BlueMacaw contingent consideration - refer to note 21.b(b)(iii).
•On April 24, 2026, the Group paid US$29.5 million in cash settling the consideration payable for the carve-out acquisition in Aberdeen - refer to note 21.b(a)(iv).
Bonus share payable
During February 2026, the Group issued 747,898 Class A common shares of the Company (approximately US$11.3 million net of taxes) settling of the bonus share plan for December 31, 2025 (refer to note 29(d)).
Dividends
A cash dividend of US$0.15 per share for the quarter ended December 31, 2025, was declared by the Board to record holders of common stock at the close of business on February 20, 2026. The dividends of US$24.1 million in aggregate were paid on March 12, 2026.
* * *
Douglas Caffagni do Ouro
Accountant
Ana Cristina Russo
Group Chief Financial Officer
Alexandre T. A. Saigh
Group Chief Executive Officer

Patria Investments Limited	F-85